ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

Multiple Sponsored Retirement Options

**Supplement dated April 30, 2010 to the Contract Prospectus
and Contract Prospectus Summary, each dated April 30, 2010**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

1. Effective in July and August certain funds offered through your contract will be reorganized into other funds as follows:

Effective mid-July 2010, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
Evergreen Special Values Fund	Wells Fargo Advantage Special Small Cap Value Fund

Accordingly, effective the date of this reorganization, investments in the Disappearing Portfolio will automatically become investments in the Surviving Portfolio, as follows:

- Class F of the Wells Fargo Advantage Special Small Cap Value Fund will automatically be added to your contract and all existing account balances invested in the Evergreen Special Values Fund (Class A) will automatically become investments in the Wells Fargo Advantage Special Small Cap Value Fund (Class F).

As a result, effective the date of this reorganization, all references to the Disappearing Portfolio in the Contract Prospectus and Contract Prospectus Summary are hereby deleted. Please refer to the Disappearing Portfolio's prospectus, including any supplements, for information regarding the exact reorganization date.

Effective after the close of business on August 20, 2010, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Baron Asset Portfolio	ING MidCap Opportunities Portfolio
ING Opportunistic LargeCap Portfolio	ING Growth and Income Portfolio
ING Wells Fargo Small Cap Disciplined Portfolio	ING Small Company Portfolio

Accordingly, effective after the close of business on August 20, 2010 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING Baron Asset Portfolio (S Class) will automatically become investments in the ING MidCap Opportunities Portfolio (Class I).
- All existing account balances invested in the ING Opportunistic LargeCap Portfolio (Class I) will automatically become investments in the ING Growth and Income Portfolio (Class I).
- All existing account balances invested in the ING Wells Fargo Small Cap Disciplined Portfolio (Class S) will automatically become investments in the ING Small Company Portfolio (Class I).

As a result of the reorganizations, effective after the close of business on August 20, 2010 all references to the Disappearing Portfolios in the Contract Prospectus and Contract Prospectus Summary are hereby deleted.

2. Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganization will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

3. Effective mid-July 2010, the following information regarding the new fund made available in July as noted above is added to Appendix V - Description of Underlying Funds:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
Wells Fargo Funds Trust – Wells Fargo Advantage Small Cap Value Fund	Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

ING LIFE INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C
Multiple Sponsored Retirement Options
CONTRACT PROSPECTUS – APRIL 30, 2010

The Contracts. The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading this Prospectus is Important. Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectus for future reference.

Fixed Interest Options.

▷ Guaranteed Accumulation Account   ▷ Fixed Plus Account   ▷ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus. You may obtain the April 30, 2010 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under the "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-01107. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-158492. The SAI table of contents is listed on page 54 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

PRO.01107-10

Variable Investment Options (The Funds)*

Alger Green Fund (Class A)[1]	ING Intermediate Bond Portfolio (Class I)	ING T. Rowe Price Growth Equity Portfolio (I Class)
Allianz NFJ Large-Cap Value Fund (Institutional Class)[*] [1]	ING International Index Portfolio (Class I)	ING Templeton Foreign Equity Portfolio (I Class)
Amana Growth Fund[1]	ING International Value Portfolio (Class I)	
Amana Income Fund[1]	ING Janus Contrarian Portfolio (Class S)	ING Templeton Global Growth Portfolio (Class S)
American Century® Income & Growth Fund (A Class)[*] [1]	ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Thornburg Value Portfolio (I Class)
American Century® Inflation-Adjusted Bond Fund (Investor Class)[1]	ING JPMorgan Mid Cap Value Portfolio (S Class)	ING UBS U.S. Large Cap Equity Portfolio (I Class)
Ariel Fund[1][2]	ING JPMorgan Small Cap Core Equity Portfolio (Class S)	ING U.S. Bond Index Portfolio (Class I)
Artisan International Fund (Investor Shares)[1]	ING Legg Mason ClearBridge Aggressive Growth Portfolio (I Class)[3]	ING U.S. Stock Index Portfolio (Class I)[3]
Aston/Optimum Mid Cap Fund (Class N)[1][2]		ING Van Kampen Comstock Portfolio (S Class)
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]	ING Lord Abbett Growth and Income Portfolio (Class I)[3]	ING Van Kampen Equity and Income Portfolio (I Class)
Calvert VP SRI Balanced Portfolio[3]	ING Marsico Growth Portfolio (Class I)	ING Van Kampen Growth and Income Portfolio (Class S)
Columbia℠ Acorn® Fund (Class Z)[*] [1]	ING Marsico International Opportunities Portfolio (Class S)	ING Wells Fargo Health Care Portfolio (Class S)[3]
Columbia Mid Cap Value Fund (Class A)[1]	ING MFS Total Return Portfolio (Class S)	
Columbia Mid Cap Value Fund (Class Z)[*] [1]	ING MFS Utilities Portfolio (Class S)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
EuroPacific Growth Fund® (Class R-4)[1]	ING MidCap Opportunities Portfolio (Class I)	Invesco Mid Cap Core Equity Fund (Class A)[1][3]
Evergreen Special Values Fund (Class A)[*] [1]	ING Money Market Portfolio (Class I)	
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Oppenheimer Global Portfolio (I Class)	Invesco V.I. Capital Appreciation Fund (Series I)[3]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Oppenheimer Global Strategic Income Portfolio (I Class)[3]	Invesco V.I. Core Equity Fund (Series I)[3]
Fidelity® VIP Growth Portfolio (Initial Class)	ING Opportunistic LargeCap Portfolio (Class I)	Lazard U.S. Mid Cap Equity Portfolio (Open Shares)[1]
Fidelity® VIP Mid Cap Portfolio (Initial Class)[*]	ING PIMCO High Yield Portfolio (Class S)	LKCM Aquinas Growth Fund[*] [1]
Fidelity® VIP Overseas Portfolio (Initial Class)[*]	ING PIMCO Total Return Portfolio (S Class)	Loomis Sayles Small Cap Value Fund (Retail Class)[1]
Franklin Small Cap Value Securities Fund (Class 2)	ING Pioneer Equity Income Portfolio (Class I)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
Fundamental Investors℠ (Class R-4)[1]	ING Pioneer Fund Portfolio (Class I)	
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Pioneer High Yield Portfolio (I Class)	Morgan Stanley U.S. Small Cap Value Portfolio (Class I)[*] [1][5]
ING Artio Foreign Portfolio (Class S)	ING Pioneer Mid Cap Value Portfolio (Class I)	Neuberger Berman Socially Responsive Fund® (Trust Class)[1]
ING Balanced Portfolio (Class I)	ING Russell™ Large Cap Growth Index Portfolio (Class I)	New Perspective Fund® (Class R-4)[1]
ING Baron Asset Portfolio (S Class)	ING Russell™ Large Cap Index Portfolio (Class I)	Oppenheimer Developing Markets Fund (Class A)[1]
ING Baron Small Cap Growth Portfolio (S Class)	ING Russell™ Large Cap Value Index Portfolio (Class S)	Oppenheimer Main Street Small Cap Fund®/VA
ING BlackRock Large Cap Growth Portfolio (Class I)	ING Russell™ Mid Cap Growth Index Portfolio (Class S)	Pax World Balanced Fund (Individual Investor Class)[1]
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	ING Russell™ Mid Cap Index Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Clarion Global Real Estate Portfolio (Class I)	ING Russell™ Small Cap Index Portfolio (Class I)	Pioneer Emerging Markets VCT Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)	ING Small Company Portfolio (Class I)	Pioneer High Yield VCT Portfolio (Class I)
ING Columbia Small Cap Value Portfolio (S Class)	ING SmallCap Opportunities Portfolio (Class I)	RiverSource Diversified Equity Income Fund (Class R4)[1]
ING Davis New York Venture Portfolio (S Class)	ING Solution Growth Portfolio (S Class)[4]	SMALLCAP World Fund® (Class R-4)[1]
ING FMR℠ Diversified Mid Cap Portfolio (Class S)[**]	ING Solution Income Portfolio (S Class)[4]	Templeton Global Bond Fund (Class A)[1]
	ING Solution Moderate Portfolio (S Class)[3][4]	The Bond Fund of America℠ (Class R-4)[1]
ING GET U.S. Core Portfolio[*]	ING Solution 2015 Portfolio (S Class)[4]	The Growth Fund of America® (Class R-4)[1]
ING Global Resources Portfolio (Class S)	ING Solution 2025 Portfolio (S Class)[4]	The Hartford Capital Appreciation Fund (Class R4)[*] [1][2]
ING GNMA Income Fund (Class A)[1]	ING Solution 2035 Portfolio (S Class)[4]	
ING Growth and Income Portfolio (Class I)	ING Solution 2045 Portfolio (S Class)[4]	The Hartford Dividend and Growth Fund (Class R4)[*] [1][2]
ING Index Plus LargeCap Portfolio (Class I)	ING Solution 2055 Portfolio (S Class)[2][4]	Wanger International
ING Index Plus MidCap Portfolio (Class I)	ING Strategic Allocation Conservative Portfolio (Class I)[4]	Wanger Select
ING Index Plus SmallCap Portfolio (Class I)	ING Strategic Allocation Growth Portfolio (Class I)[4]	Wanger USA
ING Index Solution Income Portfolio (S Class)[2][4]	ING Strategic Allocation Moderate Portfolio (Class I)[4]	Washington Mutual Investors Fund℠ (Class R-4)[1]
ING Index Solution 2015 Portfolio (S Class)[2][4]	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	
ING Index Solution 2025 Portfolio (S Class)[2][4]	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)	
ING Index Solution 2035 Portfolio (S Class)[2][4]		
ING Index Solution 2045 Portfolio (S Class)[2][4]	ING T. Rowe Price Equity Income Portfolio (Class S)	
ING Index Solution 2055 Portfolio (S Class)[2][4]		

[*] Please see "Appendix V - Description of Underlying Funds" for further information regarding the availability of certain funds.

[**] FMR℠ is a service mark of Fidelity Management and Research Company.

[1] This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds."

[2] This fund is scheduled to be available on May 10, 2010. For plans offering the ING Solution Portfolios as of April 30, 2010, the ING Solution 2055 Portfolio is scheduled to be available on May 28, 2010.

[3] This fund has changed its name to the name listed above. See "Appendix V - Description of Underlying Funds" for a complete list of former and current fund names.

[4] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

[5] Effective May 28, 2010, Morgan Stanley U.S. Small Cap Value Portfolio is scheduled to change its name to Invesco U.S. Small Cap Value Portfolio.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant)*: The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder*: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, review "Contract Ownership and Rights" and "Contract Purchase and Participation."

* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals. The words "contract holder" and "contract owner" also apply to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans, Roth 403(b) plans, or in some plans under 401(a), 401(k), Roth 401(k) or 403(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "Withdrawals" and "Taxation."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Tax Considerations."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Options; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. See "The Income Phase." In general, you may:

▷ Receive income phase payments over a lifetime or for a specified period;
▷ Receive income phase payments monthly, quarterly, semi-annually or annually;
▷ Select an option that provides a death benefit to beneficiaries; and
▷ Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.



FEE TABLE

In This Section:

▷ Maximum Contract Holder Transaction Expenses;

▷ Annual Maintenance Fee;

▷ Separate Account Annual Expenses;

▷ Hypothetical Examples; and

▷ Fees Deducted by the Funds.

See the "Fees" Section for:

▷ Early Withdrawal Charge Schedules;

▷ How, When and Why Fees are Deducted;

▷ Reduction, Waiver and/or Elimination of Certain Fees;

▷ Redemption Fees; and

▷ Premium and Other Taxes.

See "The Income Phase" for:

▷ Fees during the Income Phase.

Texas K-12 Contracts Defined:
Voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on and after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses
Early Withdrawal Charge[1]
   (as a percentage of amount withdrawn, if applicable)

   Applicable to Texas K-12 contracts 7%
   Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2] 3.0%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. We reserve the right to apply a spread of up to 3.0% per annum. Currently, the loan interest spread for most contracts is 2.5% per annum (for certain contracts issued in the state of New York the loan interest rate applied is 6.0% and the loan interest rate credited is 6.0%). For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. See "Loans."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[3]	$0.00	$30.00
Separate Account Annual Expenses[3] *(as a percentage of average account value)*		
Maximum Mortality and Expense Risk Charge[4]	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[5]	0.25%[6]
ING GET Fund Guarantee Charge[7]	0.25%	0.25%
Maximum Total Separate Account Expenses	1.75%	2.00%

[3] These fees may be waived, reduced or eliminated in certain circumstances. See "Fees."

[4] A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. See "Death Benefit."

[5] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[6] We only impose this charge under some contracts. See "Fees."

[7] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options - ING GET U.S. Core Portfolio" and "Fees - ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET U.S. Core Portfolio guarantee charge. We are not currently offering any series of the ING GET U.S. Core Portfolio for investment.

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Fees - Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		*Applicable to All Other Contracts*	
	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.26%	1.50%	0.26%	1.87%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include maximum contract holder transaction expenses, maximum maintenance fees (converted to a percentage of assets equal to 0.227%), maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

<u>*Example 1:*</u> The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$966	$1,511	$2,074	$3,318	$303	$927	$1,577	$3,318
Applicable to all other contracts*	$893	$1,692	$2,509	$4,076	$387	$1,174	$1,980	$4,076

*   Example 1(A) and Example 2(A) reflect deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$850	$1,159	$1,482	$2,073	$179	$554	$954	$2,073
Applicable to all other contracts*	$741	$1,242	$1,771	$2,572	$227	$699	$1,199	$2,572

* Example 1(A) and Example 2(A) reflect deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

** This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix VI, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability, or the date purchase payments were first received in the subaccounts (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance businesses by 2013. ING Groep N.V. intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING Groep N.V. has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Developments - the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Tax Considerations" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to

meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

▷ **Fund Descriptions.** We provide brief descriptions of the funds in Appendix V. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II and III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

ING GET U.S. Core Portfolio. An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months or longer, which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. We are not currently offering any series of the ING GET Fund for investment. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date, we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan. If no ING GET Fund is then available under your contract or plan, we will transfer your

ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. For example, some subaccounts may be unavailable in a particular state due to state law limits on total aggregate charges applicable to investment options offered. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401, 403(a), and 457(b) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount, the Fixed Account, Fixed Plus Account, and each classification of the Guaranteed Accumulation Account selected counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

Additional Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed - bought for annuities and life insurance
▷ Shared - bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

▷	Alger Green Fund	▷	Lazard U.S. Mid Cap Equity Portfolio
▷	Allianz NFJ Large-Cap Value Fund	▷	LKCM Aquinas Growth Fund
▷	Amana Growth Fund	▷	Loomis Sayles Small Cap Value Fund
▷	Amana Income Fund	▷	Morgan Stanley U.S. Small Cap Value Portfolio
▷	American Century® Income & Growth Fund	▷	Neuberger Berman Socially Responsive Fund®
▷	American Century® Inflation-Adjusted Bond Fund	▷	New Perspective Fund®
▷	Ariel Fund	▷	Oppenheimer Developing Markets Fund
▷	Artisan International Fund	▷	Pax World Balanced Fund
▷	Aston/Optimum Mid Cap Fund	▷	RiverSource Diversified Equity Income Fund
▷	BlackRock Mid Cap Value Opportunities Fund	▷	SMALLCAP World Fund®
▷	Columbia^SM Acorn® Fund	▷	Templeton Global Bond Fund
▷	Columbia Mid Cap Value Fund	▷	The Bond Fund of America^SM
▷	EuroPacific Growth Fund®	▷	The Growth Fund of America®
▷	Evergreen Special Values Fund	▷	The Hartford Capital Appreciation Fund
▷	Fundamental Investors^SM	▷	The Hartford Dividend and Growth Fund
▷	ING GNMA Income Fund	▷	Washington Mutual Investors Fund^SM
▷	Invesco Mid Cap Core Equity Fund		

See "Tax Considerations – Section 403(b) and Roth 403(b) Tax-Deferred Annuities" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contracts.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds that are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and under some contracts the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to

execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

• Meets or exceeds our current definition of Excessive Trading, as defined below; or
• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

• More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
• Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

• Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
• Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
• Purchases and sales of fund shares in the amount of $5,000 or less;
• Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
• Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an

individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

The Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging is not permitted into an ING GET Fund subaccount. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Dollar cost averaging is not available to participants in the account rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts (excluding the ING GET Fund subaccount) may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, One Orange Way, Windsor, CT 06095-4774, phone: 1-800-262-3862, fax: 1-800-643-8143.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 403(b) and Roth 401(k) plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), or 457(b) plan), an annuity contract is not

necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 403(b) and Roth 401(k) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump-sum payments: A one time payment to your account in the form of a transfer from a previous plan; and/or
▷ Installment payments: More than one payment made over time to your account.

Contributions to Roth 403(b) or Roth 401(k) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 403(b) and Roth 401(k) accounts, where each account will have its own early withdrawal charge schedule. See "Fees - Early Withdrawal Charge Schedules."

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "Fees" and "Appendix III - Fixed Plus Account."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Tax Considerations."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1. **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2. **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.
▷ **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.
▷ **Under 401(a), 401(k), Roth 401(k), 403(a), 403(b), or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract?

The terms of the annuity contract will determine who holds rights under the contracts.

▷ Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

▷ Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and most individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "Tax Considerations – Section 403(b) and Roth 403(b) Tax-Deferred Annuities."

For additional information about the respective rights of the contract holder and participants, see Appendix IV.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

Types of Fees

You may incur the following types of fees under the contract:

▷ Maximum Transaction Fees
   • Early Withdrawal Charge
   • Annual Maintenance Fee
   • Redemption Fees
▷ Fees Deducted from the Subaccounts
   • Mortality and Expense Risk Charge
   • Administrative Expense Charge
▷ Fund Fees and Expenses
▷ Premium and Other Taxes
▷ ING GET Fund Guarantee Charge

Terms to Understand in Schedules I, II and Schedule for Texas K-12 Contracts

▷ Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
▷ Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.
▷ Purchase Payment Period (also called Contribution Period, Deposit Cycles, Purchase Payment Cycles, or Installment Payment Period under some contracts) - the period of time it takes to complete the number of installment payments expected to be made to your account over a year.

For example, if your payment frequency is every two weeks, a payment period is completed after 26 payments are made. If only 25 payments are made, the payment period is not completed until the twenty-sixth payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. This charge may also be referred to as a surrender charge in your contract or certificate.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the individual account, or under some contracts, the maximum permitted by FINRA rules.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Schedule I. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown on the next page. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:

(1) The number of years since the individual account was established;
(2) The number of years since the contract was established; or
(3) The number of completed purchase payment periods (see sidebar for definitions and terms used).

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

Schedule I

Account Years, Contract Years, Purchase Payment Periods, Contribution Periods, Deposit Cycles, Purchase Payment Cycles or Installment Payment Periods (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Schedule II. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. For contracts where we establish distinct accounts for installment purchase payments and single purchase payments (defined above), Schedule I applies to installment payment accounts and Schedule II applies to single payment accounts. As shown below, Schedule II grades down to zero over a nine-year period as account years are completed.

Schedule II

Completed Account Years	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Texas K-12 Contracts. The following schedule applies to Texas K-12 contracts.

Completed Account Years	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charge (Roth 401(k)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump-sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 401(k) account.

Early Withdrawal Charges (Roth 403(b)). Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump-sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 403(b) account.

In the case of an early withdrawal charge for a participant installment account that is based upon the number of purchase payment periods ("payment periods") completed, the number of payment periods completed for the Roth 403(b) account will be determined independently from the number of payment periods completed for any other participant installment account of the participant, other than the following exception. When we first establish a Roth 403(b) account or any other participant installment account for a participant, we will credit the new participant installment account the same number of purchase payments or deposits as were made, if any, to the existing participant installment account with the greatest number of purchase payments or deposits. After the new participant installment account is established under this paragraph, the number of additional payment periods credited from that point forward to a participant installment account will be based solely on the number of subsequent purchase payments or deposits, if any, made to that particular participant installment account. This may result in a different number of payment periods completed for each participant installment account.

For example, if a Roth 403(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 403(b) employee installment account, when the participant's Roth 403(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 403(b) account will be credited toward the number of payment periods completed only for the Roth 403(b) account.

Early Withdrawal Charge Waivers under all Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

This charge is waived for portions of a withdrawal that are:

▷ Used to provide income payments during the income phase;
▷ Paid because of your death before income payments begin;
▷ Paid where your account value is $5,000 or less*, and no part of the account has been taken as a withdrawal, used to provide income payments, or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
▷ Taken because of the election of a systematic distribution option (see "Systematic Distribution Options"); or
▷ Taken on or after the tenth anniversary of the effective date of the account.

* Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 or less (or $1,999 for some contracts issued in New York, or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

Early Withdrawal Charge Waivers under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:

▷ Taken under accounts with an early withdrawal charge schedule based on completed purchase payment periods when you are at least age 59½ and have completed at least nine purchase payment periods;
▷ Taken after you have experienced a severance of employment with your employer** (under certain contracts, the employer must provide documentation of severance to the Company);
▷ Used to purchase an ING Life Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);

** This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

▷ Withdrawn from contracts used with plans under section 401(a)/401(k), 403(a), or 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year;*

▷ Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;

▷ Made because the Company terminated the account under the circumstances described in "Other Topics - Account Termination";

▷ Withdrawn for an exchange or transfer to a Tax Code section 403(b)(7) custodial account sponsored by the Company;

▷ Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing;

▷ Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer; and

▷ Due to a transfer of amounts to a defined benefit governmental plan in connection with the purchase of permissive service credits under such defined benefit plan, or the repayment of a lump-sum amount previously withdrawn from such defined benefit plan, in accordance with the terms of the 403(b) plan or 457 plan, the defined benefit plan and applicable IRS guidelines.

* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

▷ The number of participants under the plan;
▷ The type and nature of the group to which a contract is issued;
▷ The expected level of assets and/or cash flow under the plan;
▷ Our agent's involvement in sales activities;
▷ Our sales-related expenses;
▷ Distribution provisions under the plan;
▷ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
▷ The level of employer involvement in determining eligibility for distributions under the contract;
▷ Our assessment of financial risk to the Company relating to withdrawals; and
▷ Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Reduction for Certain New York Contracts. For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a

seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, the Fixed Account or the Guaranteed Accumulation Account for contracts that have an early withdrawal charge that were issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

Completed Account Years	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro-rata basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro-rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 403(b) or Roth 401(k) account. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction or Elimination. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

▷ The size, type and nature of the group to which a contract is issued;
▷ Amount of contributions to the contract;
▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
▷ The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we reduce or eliminate the maintenance fee. We will make any reduction according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

II. Maximum Fees Deducted from the Subaccounts

Mortality and Expense Risk Charge

Maximum Amount. 1.50% annually of your account value invested in the subaccounts during the accumulation phase; 1.25% annually of your account value invested in the subaccount during the income phase. See "The Income Phase - Charges Deducted." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

▷   The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts.
▷   The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

▷   The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷   The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷   The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷   The frequency, consistency and method of submitting payments and loan repayments;
▷   The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
▷   The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷   The projected frequency of distributions;
▷   The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
▷   Whether or not a transfer credit was selected by the plan sponsor; and
▷   Whether or not a guaranteed death benefit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

III. Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fee Table - Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or other Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

The types of revenue received by the Company from affiliated funds may include:

• A share of the management fee deducted from fund assets;

• Service fees that are deducted from fund assets;

- For certain share classes, compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The Company receives additional amounts, related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These intercompany payments provide the Company with a financial inventive to offer affiliated funds through the contract rather than unaffiliated funds.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The type of revenue received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2009, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1) Fidelity Investments[®]
2) American Funds[SM]
3) Franklin[®] Templeton[®] Investments
4) PIMCO Funds
5) OppenheimerFunds, Inc.
6) Columbia Wanger Asset Management
7) Evergreen Investments[SM]
8) Lord Abbett Funds
9) Pax World Funds
10) Invesco AIM Investments
11) Pioneer Investments
12) Calvert Funds

13) American Century Investments
14) Amana Funds
15) Allianz Funds
16) RiverSource Investments, LLC
17) Neuberger Berman Management, Inc.
18) Loomis Sayles Funds
19) Ariel Mutual Funds
20) Artisan Funds
21) Lazard Funds, Inc.
22) Janus Funds
23) Alger Funds
24) BlackRock, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2009, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's

investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities, because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "Contract Distribution."**

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Tax Considerations."

V. ING GET Fund Guarantee Charge

Various series of the ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷   Account dollars directed to the fixed interest options, including interest earnings to date;
▷   Less any deductions from the fixed interest options (e.g., withdrawals, fees);
▷   Plus the current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (NYSE) (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
▷ Divided by the total value of the subaccount's units at the preceding valuation;
▷ Minus a daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account (such as guarantee charges for the ING GET Fund). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: An investor contributes $5,000.

Step 2:
A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "Withdrawal Restrictions" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

▷ Select the withdrawal amount.

  • Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
  • Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

▷ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
▷ Properly complete a disbursement form and submit it to the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) As of the next valuation after we receive a request for withdrawal in good order at the address listed in "Contract Overview - Questions: Contacting the Company"; or
(2) On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

▷ Early Withdrawal Charge. See "Fees - Early Withdrawal Charge"
▷ Maintenance Fee. See "Fees - Annual Maintenance Fee"
▷ Market Value Adjustment. See Appendix I
▷ Redemption Fees. See "Fees - Redemption Fees"
▷ Tax Penalty. See "Tax Considerations"
▷ Tax Withholding. See "Tax Considerations"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 30 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinstate them, we will reinstate them in an ING GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro-rata basis. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. See Appendix I. Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

▷ Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:

(1) Salary reduction contributions made after December 31, 1988; and
(2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

▷ Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "Tax Considerations of Qualified Contracts – Distributions – 403(b) Plans."
▷ 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship.
▷ The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution.
▷ If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.
▷ Participants in the Ball State University Alternate Pension Plan - The portion of your account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may exchange or transfer employer account values as permitted by the plan, the Code and regulations thereunder without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value exchanged or transferred in a calendar year. This waiver does not apply to an exchange or transfer of the full employer account value.
▷ Participants in the Texas Optional Retirement Program - You may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Waivers of Early Withdrawal Charge and Fixed Plus Account Full and Partial Withdrawal Provisions (for those contracts that waive these charges/restrictions upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview - Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). For certain contracts issued in the state of New York, the current rate applied is 6.0% and the current rate credited is 6.0%. We reserve the right to apply a loan interest rate spread of up to 3.0%.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

▷ **Systematic Withdrawal Option (SWO).** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **Estate Conservation Option (ECO).** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

For certain contracts issued in the state of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "Contract Overview - Questions: Contacting the Company." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Tax Considerations."

DEATH BENEFIT

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans and under individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "The Income Phase – Income Phase Payment Options"); and
▷ Payment under an available systematic distribution option (subject to certain limitations). See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract, and the Company seeks to earn a profit on these accounts.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options.

▷ Leaving the account value invested in the contract; and
▷ Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "The Income Phase – Income Phase Payment Options."

Death Benefit Calculation. For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Return of Purchase Payment Death Benefit. Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

(a)   Your account value on the day that notice of death and request for payment are received in good order at the address listed in "Contract Overview - Questions: Contacting the Company," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
(b)   The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the Guaranteed Accumulation Account.

Adjusted Purchase Payment Guaranteed Death Benefit. Under another form of guaranteed death benefit available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined on the next page), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. See "Fees - Mortality and Expense Risk Charge."

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation (the date of the next close of the New York Stock Exchange) following our receipt of proof of death and a payment request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section, where:

(a)   is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and

(b)   is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See Appendix I and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro-rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section.

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section.

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in the "Contract Overview – Questions: Contacting the Company" section. The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

(a) **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and

(b) **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Tax Considerations" for additional information.

THE INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷ Start date;
▷ Income phase payment option (see the income phase payment options table in this section);
▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷ Choice of fixed or variable payments;
▷ Selection of an assumed net investment rate (only if variable payments are elected); and
▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees**.**

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview - Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, some contracts will allow you to elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview - Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract, and the Company seeks to earn a profit on these accounts.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Tax Considerations."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options		
Life Income		**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*		**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lifetime Income Phase Payment Options (continued):		
Life Income-Two Lives		**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*		**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)		**Length of Payments:** For as long as the annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options[1]		
Nonlifetime-Guaranteed Payments*		**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Lump-sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.
[1] For contracts issued to the State of Montana and Board of Trustees, University of Illinois, the nonlifetime option is available only with fixed income phase payments.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

Directed Services LLC	ING Funds Distributor, LLC
ING America Equities, Inc.	ING Investment Advisors, LLC
ING Financial Advisers, LLC	ING Investment Management Services LLC
ING Financial Markets LLC	ShareBuilder Securities Corporation
ING Financial Partners, Inc.	Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premiums received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1) SagePoint Financial, Inc.	14) National Planning Corporation
2) Symetra Investment Services, Inc.	15) Morgan Keegan and Company, Inc.
3) LPL Financial Corporation	16) Multi-Financial Securities Corporation
4) ING Financial Partners, Inc.	17) Ameritas Investment Corp.
5) Financial Network Investment Corporation	18) Huckin Financial Group, Inc.
6) Walnut Street Securities, Inc.®	19) Securities America, Inc.
7) Lincoln Financial Securities Corporation	20) Wells Fargo Advisors, LLC
8) NRP Financial, Inc.	21) Northwestern Mutual Investment Services, LLC
9) Valor Insurance Agency Inc.	22) McGinn Smith & Co., Inc.
10) NFP Securities, Inc.	23) Tower Square Securities, Inc.
11) American Portfolios Financial Services, Inc.	24) NIA Securities, L.L.C.
12) Lincoln Investment Planning, Inc.	25) Financial Telesis Inc.
13) Cadaret, Grant & Co., Inc.	

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

The Agreement between the Oregon Education Association ("OEA") and the Company

Effective December 28, 2009, the Company and the OEA entered into an agreement in which the OEA agreed to endorse, and facilitate OEA members' access to, the Company's variable annuity.

Pursuant to the Agreement, the Company agrees:

▷ To reimburse OEA up to $4,000 per year for the expenses of an outside consultant hired by OEA to review and monitor the competitiveness and performance of the Company's variable annuity;

▷ To develop and provide custom marketing materials and seminars, in addition to the normal and customary expenditures associated with the distribution and marketing of its products and services, to support OEA member education;

▷ To develop a statewide program to educate OEA's membership about the Oregon PERS program by utilizing its established network of representatives across the State. While one goal of the registered representative's efforts to educate OEA's membership about the Oregon PERS program is financial education, it is expected that the efforts of these representatives would result, indirectly, in additional enrollment in the Company's variable annuity; and

▷ To pay for the costs of meeting rooms and appropriate refreshments for financial seminars and other presentations that the Company conducts.

The Company may also from time to time contribute to the costs incurred by OEA in sponsoring certain union and OEA Board member functions that Company personnel are permitted to attend, although the Agreement between OEA and the Company does not obligate the Company to make any such payments. The Company's payments for such functions have typically not exceeded $20,000 in recent years.

Third Party Compensation Arrangements

▷ The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷ The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

▷ At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

TAX CONSIDERATIONS

I. Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;

▷ This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section
I. Introduction
II. Taxation of Qualified Contracts
III. Possible Changes in Taxation
IV. Taxation of the Company
When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. For advice about the effect of federal income tax laws affecting the contract, state tax laws or any other tax laws affecting the contract or any transactions involving the contract, consult a qualified tax adviser. No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements.

Qualified Contracts

The contract described in this prospectus is available for purchase on a tax-qualified basis ("qualified contracts").

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Tax Code sections 401(a), 401(k), 457(b), 403(a) or 403(b) of the Tax Code. Qualified contracts may also be offered in connection with deferred compensation plans under Tax Code section 457(f), qualified governmental excess benefit plans under Tax Code section 415(m), and bona fide severance pay plans under Tax Code section 457(e).

II. Taxation of Qualified Contracts

General

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. Qualified contracts are primarily designed for use with Tax Code section 401(a), 401(k), 403(a), 403(b), and 457(b) plans, including Roth 401(k) and Roth 403(b) plans. They may also be used with nonqualified deferred compensation plans under Tax Code section 457(f), with qualified governmental excess benefit arrangements under Tax Code section 415(m), and with bona fide severance pay plans under Tax Code section 457(e)(11). (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase payments from a qualified contract, depends on the type of qualified contract or program and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: (i) contributions in excess of specified limits; (ii) distributions before age 59½ (subject to certain exceptions); (iii) distributions that do not conform to specified commencement and minimum distribution rules; and (iv) in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) and Roth 403(b) Tax-Deferred Annuities. This contract is available as a Tax Code section 403(b) tax-deferred annuity. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contract may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In July 2007, the Treasury Department issued final regulations that were generally effective January 1, 2009. The final regulations include: (i) a written plan requirement; (ii) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (iii) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegate and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (iv) new distribution rules for 403(b)(1) annuities that impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "Investment Options" section of this prospectus under the heading "Additional Risks of Investing in the Funds - Public Funds." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

Section 401(a), 401(k), Roth 401(k) and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contract to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek qualified legal advice.

The contract may also be available as a Roth 401(k), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Section 457(b) and 457(f) Plans. Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Under 457(b) plans of non-governmental employers and 457(f) plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Amounts deferred under Tax Code section 457(f) plans on or after January 1, 2005 must also meet the requirements of the Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Tax Code section 409A does not affect the application of any other provision of the Tax Code, including section 457(f), or any common law doctrines (e.g. constructive receipt).

If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:

- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

Amounts deferred under these plans prior to January 1, 2005 may be eligible for "grandfathering" from the requirements of Tax Code section 409A, if certain requirements are met.

415(m) Arrangements. If you participate in the contract through a qualified governmental excess benefit arrangement as defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. There is no further information regarding 415(m) arrangements in this prospectus.

Bona Fide Severance Pay Plans. If you participate in the contract through certain bona fide severance pay plans, described in Tax Code section 457(e)(11), amounts provided under the contract are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance pay plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult a qualified tax adviser for guidance regarding taxation. There is no further information regarding bona fide severance pay plans in this prospectus.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(a), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $49,000 (as indexed for 2010). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $16,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $16,500 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $16,500 limit is subject to an annual adjustment for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,500; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with a qualified tax adviser.

Distributions - General
Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:

▷ The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
▷ The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

▷ Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
▷ A required minimum distribution under Tax Code section 401(a)(9);
▷ A hardship withdrawal;
▷ Otherwise excludable from income; or
▷ Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

▷ You have attained age 59½;
▷ You have become disabled, as defined in the Tax Code;
▷ You have died and the distribution is to your beneficiary;
▷ You have separated from service with the sponsor at or after age 55;
▷ The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
▷ You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
▷ The distribution is made due to an IRS levy upon your plan;
▷ The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
▷ The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon your retirement, death, disability, severance from employment, attainment of normal retirement age, attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006, or termination of the plan, in some instances. Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or, in some instances, termination of the plan. Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship, or under other exceptions as provided for by the Tax Code or regulations. See "Withdrawals - Withdrawal Restrictions." Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Roth 401(k) and Roth 403(b) Plans. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 401(k) or Roth 403(b) account only if you have:

a) Attained age 59½;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 401(k) or Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 401(k) or Roth 403(b) account is one that meets the following requirements.

1. The withdrawal occurs after the five-year taxable period measured from the earlier of:

   a) The first taxable year you made a designated Roth 401(k) or Roth 403(b) contribution to any designated Roth 401(k) or Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

   b) If a rollover contribution was made from a designated Roth 401(k) or Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 401(k) or Roth 403(b) contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

457(b) Plans. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than: (i) the calendar year you attain age 70½; (ii) when you experience a severance from employment with your employer; or (iii) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,500 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f), or required to be includible under Tax Code section 409A.

Lifetime Required Minimum Distributions (Section 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷ Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or

▷ Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or

▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or

▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or

▷ December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers and 457(f) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers and 457(f) plans, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

III. Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

IV. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ standardized average annual total returns; and
▷ non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), ING GET Fund guarantee charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

▷ During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

▷ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) or Roth 401(k) accounts) as a designated Roth 403(b) or Roth 401(k) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;

(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "Contract Overview - Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts, and $1,999 for some contracts issued in New York), if this value is not due to negative investment performance, and if no purchase payments have been received within the previous twelve months (thirty-six months under some contracts issued in New York). In addition, for some contracts issued in New York, we may also terminate an individual account if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the Separate Account and the contract, as well as the financial statements of the Separate Account and the Company. A list of the contents of the SAI is set forth below:

	Page
General Information and History	2
Variable Annuity Account C	2
Offering and Purchase of Contracts	2
Income Phase Payments	3
Sales Material and Advertising	4
Experts	5
Financial Statements of the Separate Account	S-1
Consolidated Financial Statements of ING Life Insurance and Annuity Company	C-1

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Contract Overview: Questions - Contacting the Company."

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:

▷ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.

▷ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into the Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:

a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider**.**

This rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA) as described in this appendix and in the Guaranteed Accumulation Account prospectus;
▷ Tax Penalties and/or Tax withholding - See "Tax Considerations";
▷ Early Withdrawal Charge - See "Fees"; and/or
▷ Maintenance Fee - See "Fees".

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ Short-term - three years or less; and
▷ Long-term - ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

▷ Transfer dollars to a new guaranteed term;
▷ Transfer dollars to other available investment options; or
▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the state of New York under some contracts.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to 6 months or as provided by applicable federal or state law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a) The Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
(b) The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees - Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending

upon the contract. We determine the amount available for transfer based on your Fixed Account value either (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in "Contract Overview - Questions: Contacting the Company" at least 30 days before income payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. This option is not available in the state of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview - Questions: Contacting the Company" or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:

▷ The hardship is certified (required under most contracts);
▷ The partial withdrawal is taken proportionally from each investment option in which your account invests;
▷ The amount is paid directly to you; and
▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:

▷ The employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
▷ The amount withdrawn is paid directly to you; and
▷ The amount paid for all partial and full withdrawals due to severance from employment during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
▷ One-fourth of the remaining Fixed Plus Account value 12 months later;
▷ One-third of the remaining Fixed Plus Account value 12 months later;
▷ One-half of the remaining Fixed Plus Account value 12 months later; and
▷ The balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

▷ due to the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);

▷ due to your death during the accumulation phase (some contracts require that we be notified of your death, or that the withdrawal be taken, within six months of the death); and/or

▷ when the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the state of New York or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

1. Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:

   ▷ The hardship is certified by the employer;
   ▷ The amount is paid directly to you; and
   ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York).

2. For any in-service distributions permitted by the plan and the following conditions are met:

   ▷ The distribution has been certified by the employer;
   ▷ The amount distributed is paid directly to you; and
   ▷ The amount paid for all such withdrawals during the previous 12-months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York).

3. Due to your separation from service with the employer, provided that all the following apply*:

   ▷ The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
   ▷ The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and
   ▷ Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

4. If you are at least age 59½ and, if applicable, have completed nine payment periods.

_____

* Instead of the provisions under number 3 above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:

   ▷ The employer certifies that you have separated from service;
   ▷ We receive the withdrawal request within 60 days of the date of separation; and
   ▷ You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

5. If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts).

6. For certain contracts issued in the state of New York, due to your disability as described in the Tax Code if all of the following conditions are met:

   ▷ The disability is certified by the employer or otherwise documented in a form acceptable to us; and
   ▷ The amount is paid directly to you.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. See "Contract Purchase and Participation - Transfer Credits." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX IV
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Section 403(b), 401 or 403(a) of the Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Internal Revenue Code Sections 403(b), Roth 403(b), 401(a)/401(k), Roth 401(k), or 403(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Section 403(b), 401(a)/401(k) or 403(a), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "Tax Considerations – Section 403(b) and Roth 403(b) Tax-Deferred Annuities." See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX V
DESCRIPTION OF UNDERLYING FUNDS

*Certain funds offered under the contracts have limited availability as follows:

▷   Janus Aspen Balanced Portfolio, Janus Aspen Enterprise Portfolio, Janus Aspen Flexible Bond Portfolio, Janus Aspen Janus Portfolio, Janus Aspen Worldwide Portfolio, Oppenheimer Global Securities Fund/VA and Oppenheimer Global Strategic Income Fund/VA are only available to a limited number of participants who did not participate in the fund substitution during April, 2005.

▷   Pioneer Equity Income VCT Portfolio is only available to a limited number of participants who did not participate in the fund substitution during July, 2007.

▷   American Century® Income & Growth Fund is only available to plans offering the fund prior to May 1, 2002.

▷   Evergreen Special Values Fund is only available to plans offering the fund prior to September 1, 2005.

▷   The following funds are not available to all plans: Allianz NFJ Large-Cap Value Fund, Fidelity® VIP Mid Cap Portfolio, LKCM Aquinas Growth Fund, Morgan Stanley U.S. Small Cap Value Portfolio, The Hartford Capital Appreciation Fund and The Hartford Dividend and Growth Fund. Availability is subject to Company and/or plan sponsor approval.

▷   Fidelity® VIP Overseas Portfolio is only available to plans offering the fund prior to May 1, 2004.

▷   The ING GET U.S. Core Portfolio is not currently available for investment.

▷   Class Z shares of the Columbia℠ Acorn® Fund and Columbia Mid Cap Value Fund are only available to unallocated, governmental plans with assets over $100 million dollars.

List of Fund Name Changes

Current Fund Name	Former Fund Name
Calvert VP SRI Balanced Portfolio	Calvert Social Balanced Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio	ING Legg Mason Partners Aggressive Growth Portfolio
ING Lord Abbett Growth and Income Portfolio	ING Lord Abbett Affiliated Portfolio
ING Oppenheimer Global Strategic Income Portfolio	ING Oppenheimer Strategic Income Portfolio
ING Solution Moderate Portfolio	ING Solution Growth and Income Portfolio
ING U.S. Stock Index Portfolio	ING Stock Index Portfolio
ING Wells Fargo Health Care Portfolio	ING Evergreen Health Sciences Portfolio
Invesco Mid Cap Core Equity Fund	AIM Mid Cap Core Equity Fund
Invesco V.I. Capital Appreciation Fund	AIM V.I. Capital Appreciation Fund
Invesco V.I. Core Equity Fund	AIM V.I. Core Equity Fund
Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Strategic Bond Fund/VA

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
The Alger Funds II - Alger Green Fund	Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Allianz Funds - Allianz NFJ Large-Cap Value Fund	Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
Amana Mutual Funds Trust - Amana Growth Fund	Saturna Capital Corporation	Seeks long-term capital growth.
Amana Mutual Funds Trust - Amana Income Fund	Saturna Capital Corporation	Seeks current income and preservation of capital.
American Century Quantitative Equity Funds, Inc. - American Century® Income & Growth Fund	American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.
American Century Government Income Trust - American Century® Inflation-Adjusted Bond Fund	American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investments in inflation-indexed securities.
Ariel Investment Trust – Ariel Fund	Ariel Investments, LLC	Seeks long-term capital appreciation.
Artisan Funds, Inc - Artisan International Fund	Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
Aston Funds - Aston/Optimum Mid Cap Fund	Aston Asset Management LP **Subadviser:** Optimum Investment Advisors, LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
BlackRock Mid Cap Value Opportunities Series, Inc. - BlackRock Mid Cap Value Opportunities Fund	BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Calvert Variable Series, Inc. – Calvert VP SRI Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadvisers:** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert Asset Management Company, Inc. manages fixed-income portion of Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
Columbia Acorn Trust - Columbia^{SM} Acorn® Fund	Columbia Management Advisors, LLC *Effective on or about May 1, 2010, the Investment Adviser is scheduled to change to Columbia Management Investment Advisers, LLC.	Seeks long-term capital appreciation.
Columbia Funds Series Trust – Columbia Mid Cap Value Fund	Columbia Management Advisors, LLC *Effective on or about May 1, 2010, the Investment Adviser is scheduled to change to Columbia Management Investment Advisers, LLC.	Seeks long-term capital appreciation.
EuroPacific Growth Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the United States.
Evergreen Equity Trust - Evergreen Special Values Fund	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital.
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index.
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks to achieve capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Mid Cap Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies.
Fundamental Investors[SM]	Capital Research and Management Company	Seeks to provide long-term growth of capital and income primarily through investments in common stocks.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Investors Trust – ING Artio Foreign Portfolio	Directed Services LLC **Subadviser:** Artio Global Management, LLC	Seeks long-term growth of capital.
ING Balanced Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Prio to July 15, 2010, the Portfolio seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Effective July 15, 2010, the Portfolio seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Partners, Inc. – ING Baron Asset Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust – ING Clarion Global Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	A *non-diversified* portfolio that seeks to provide investors with high total return consisting of capital appreciation and current income.
ING Investors Trust – ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser:** ING Clarion Real Estate Securities LLC	A *non-diversified* portfolio that seeks total return including capital appreciation and current income.
ING Partners, Inc. – ING Columbia Small Cap Value Portfolio	Directed Services LLC **Subadviser:** Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING Investors Trust – ING FMR[SM] Diversified Mid Cap Portfolio* *** FMR[SM] is a service mark of Fidelity Management & Research Company**	Directed Services LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to achieve maximum total return and minimal exposure of assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.
ING Investors Trust – ING Global Resources Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Funds Trust – ING GNMA Income Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks a high level of current income, consistent with liquidity and safety of principal, through investment primarily in Government National Mortgage Association (GNMA) mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. Government.
ING Variable Funds – ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Variable Portfolios, Inc. – ING Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index, while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Partners, Inc. – ING Index Solution Income Portfolio	Directed Services LLC **Investment Committee**	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2015 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2025 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Index Solution 2035 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2045 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2055 Portfolio	Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Variable Portfolios, Inc. – ING International Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Variable Products Trust – ING International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Investors Trust - ING Janus Contrarian Portfolio	Directed Services LLC **Subadviser:** Janus Capital Management, LLC	A *non-diversified* portfolio that seeks capital appreciation.
ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Investors Trust – ING JPMorgan Small Cap Core Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Partners Inc. – ING Legg Mason ClearBridge Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING Lord Abbett Growth and Income Portfolio	Directed Services LLC **Subadviser:** Lord Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust – ING Marsico Growth Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust – ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust – ING MFS Utilities Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING Variable Products Trust – ING MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Money Market Portfolio* *** There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Oppenheimer Global Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Variable Portfolios, Inc. – ING Opportunistic LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust – ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Equity Income Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income.
ING Investors Trust – ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust – ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Variable Portfolios, Inc. – ING Russell[TM] Large Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200[®] Growth Index.
ING Variable Portfolios, Inc. – ING Russell[TM] Large Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200[®] Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Value Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Mid Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Mid Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Small Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Variable Portfolios, Inc. – ING Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Variable Products Trust – ING SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Solution Growth Portfolio	Directed Services LLC **Asset Allocation Committee**	Seeks to provide capital growth through a diversified asset allocation strategy.
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC **Asset Allocation Committee**	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution Moderate Portfolio	Directed Services LLC **Asset Allocation Committee**	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2055 Portfolio	Directed Services LLC **Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Investors Trust – ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Investors Trust – ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Investors Trust – ING Templeton Global Growth Portfolio	Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING Partners, Inc. – ING Thornburg Value Portfolio	Directed Services LLC **Subadviser:** Thornburg Investment Management	Seeks capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Variable Portfolios, Inc. - ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING Investors Trust – ING U.S. Stock Index Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks total return.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Van Kampen Growth and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
ING Investors Trust – ING Wells Fargo Health Care Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital appreciation.
Invesco Growth Series – Invesco Mid Cap Core Equity Fund	Invesco Advisors, Inc.	Seeks long-term growth of capital.
Invesco Variable Insurance Funds - Invesco V.I. Capital Appreciation Fund	Invesco Advisors, Inc.	Seeks long-term growth of capital.
Invesco Variable Insurance Funds - Invesco V.I. Core Equity Fund	Invesco Advisors, Inc.	Seeks long-term growth of capital.
Janus Aspen Series – Balanced Portfolio	Janus Capital Management LLC	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Series – Enterprise Portfolio	Janus Capital Management LLC	Seeks long-term growth of capital.
Janus Aspen Series – Flexible Bond Portfolio	Janus Capital Management LLC	Seeks to obtain maximum total return, consistent with the preservation of capital
Janus Aspen Series – Janus Portfolio	Janus Capital Management LLC	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Janus Aspen Series – Worldwide Portfolio	Janus Capital Management LLC	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Lazard Funds, Inc. – Lazard U.S. Mid Cap Equity Portfolio	Lazard Asset Management LLC	Seeks long-term capital appreciation.
LKCM Funds – LKCM Aquinas Growth Fund	Luther King Capital Management Corporation	Seeks to maximize long-term capital appreciation.
Loomis Sayles Funds I – Loomis Sayles Small Cap Value Fund	Loomis, Sayles & Company, L.P.	Seeks long-term capital growth from investment in common stocks or other equity securities.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Morgan Stanley Institutional Fund Trust – U.S. Small Cap Value Portfolio * Effective May 28, 2010, Morgan Stanley U.S. Small Cap Value Portfolio, is scheduled to change its name to Invesco U.S. Small Cap Value Portfolio.	Morgan Stanley Investment Management Inc.	Seeks above-average total return over a market cycle of three to five years.
Neuberger Berman Socially Responsive Fund®	Neuberger Berman Management Inc. **Subadviser:** Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
New Perspective Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital through investments all over the world including the United States.
Oppenheimer Developing Markets Fund	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation.
Oppenheimer Variable Account Funds – Oppenheimer Global Securities Fund/VA	OppenheimerFunds, Inc.	Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.
Oppenheimer Variable Account Funds – Oppenheimer Global Strategic Income Fund/VA	OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation.
Pax World Balanced Fund	Pax World Management Corp.	Seeks income and conservation of principal and secondarily possible long-term growth of capital.
PIMCO Variable Insurance Trust – Real Return Portfolio	Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
RiverSource Investment Series, Inc. – RiverSource Diversified Equity Income Fund	RiverSource Investments, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective steady growth of capital growth.
SMALLCAP World Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the United States and around the world.
Templeton Income Trust – Templeton Global Bond Fund	Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
The Bond Fund of America[SM]	Capital Research and Management Company	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
The Growth Fund of America®	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks.
The Hartford Mutual Funds, Inc. - The Hartford Capital Appreciation Fund	HIFSCO **Subadviser:** Wellington Management Company, LLP	Seeks growth of capital.
The Hartford Mutual Funds, Inc. - The Hartford Dividend and Growth Fund	HIFSCO **Subadviser:** Wellington Management Company, LLP	Seeks a high level of current income consistent with growth of capital.
Wanger Advisors Trust – Wanger International	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Wanger Advisors Trust – Wanger Select	Columbia Wanger Asset Management, L.P.	A *non-diversified* fund that seeks long-term growth of capital.
Wanger Advisors Trust – Wanger USA	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Washington Mutual Investors Fund[SM]	Capital Research and Management Company	Seeks to provide current income and the opportunity for growth of principal consistent with sound common stock investing.

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

INDEX

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2009, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2009, the "Value at beginning of period" shown is the value at first date of investment. Portfolio name changes after December 31, 2009 are not reflected in this information.

TABLE 1

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE APRIL 1, 2005

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$11.04				
Value at end of period	$12.36				
Number of accumulation units outstanding at end of period	92				
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$7.38	$10.98			
Value at end of period	$8.94	$7.38			
Number of accumulation units outstanding at end of period	1,017	746			
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$8.28	$11.07			
Value at end of period	$10.62	$8.28			
Number of accumulation units outstanding at end of period	593	386			
ALGER GREEN FUND					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$11.56				
Value at end of period	$13.06				
Number of accumulation units outstanding at end of period	72				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$10.87				
Value at end of period	$10.78				
Number of accumulation units outstanding at end of period	3,425				
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.00	$13.80			
Value at end of period	$12.53	$10.00			
Number of accumulation units outstanding at end of period	913	786			
COLUMBIA MID CAP VALUE FUND					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$6.13	$6.56			
Value at end of period	$8.11	$6.13			
Number of accumulation units outstanding at end of period	1,776	1,777			
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.03	$20.24	$17.03	$15.73	
Value at end of period	$16.74	$12.03	$20.24	$17.03	
Number of accumulation units outstanding at end of period	39,259	24,302	214	9	

CFI 1

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.91	$24.20	$20.61		
Value at end of period	$18.88	$13.91	$24.20		
Number of accumulation units outstanding at end of period	61,287	48,835	1,151		
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$9.80	$17.08	$16.82	$16.47	
Value at end of period	$12.76	$9.80	$17.08	$16.82	
Number of accumulation units outstanding at end of period	30,022	25,571	32	2	
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$8.95	$14.98			
Value at end of period	$11.48	$8.95			
Number of accumulation units outstanding at end of period	32,323	29,446			
FIDELITY® VIP MID CAP PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$8.56	$14.13	$12.22	$11.33	
Value at end of period	$11.99	$8.56	$14.13	$12.12	
Number of accumulation units outstanding at end of period	1,163,340	935,268	705,726	446,101	
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.37	$16.12			
Value at end of period	$13.12	$10.37			
Number of accumulation units outstanding at end of period	3,619	3,366			
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.78	$19.07	$20.77		
Value at end of period	$16.50	$12.78	$19.07		
Number of accumulation units outstanding at end of period	1,574	1,668	185		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$11.90	$16.20	$17.81		
Value at end of period	$16.14	$11.90	$16.20		
Number of accumulation units outstanding at end of period	1,705	297	59		
ING ARTIO FOREIGN PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$11.53	$20.45	$17.56	$15.48	
Value at end of period	$13.86	$11.53	$20.45	$17.56	
Number of accumulation units outstanding at end of period	1,062	562	77	3	
ING BALANCED PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.75	$15.47			
Value at end of period	$14.01	$11.75			
Number of accumulation units outstanding at end of period	39,493	41,539			
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$6.53	$11.08	$10.89		
Value at end of period	$8.77	$6.53	$11.08		
Number of accumulation units outstanding at end of period	1	1	1		

CFI 2

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$11.54	$19.64	$18.54		
Value at end of period	$15.60	$11.54	$19.64		
Number of accumulation units outstanding at end of period	6,743	5,483	198		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$6.43	$9.35			
Value at end of period	$8.39	$6.43			
Number of accumulation units outstanding at end of period	13,275	14,085			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$3.28	$5.45	$4.69		
Value at end of period	$5.01	$3.28	$5.45		
Number of accumulation units outstanding at end of period	3,894	3,572	13		
ING CLARION GLOBAL REAL ESTATE PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$6.73	$9.75			
Value at end of period	$9.00	$6.73			
Number of accumulation units outstanding at end of period	1,674	1,809			
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$6.27	$10.20	$13.11		
Value at end of period	$8.52	$6.27	$10.20		
Number of accumulation units outstanding at end of period	3,941	3,411	8		
ING COLUMBIA SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.89	$6.28			
Value at end of period	$8.59	$6.89			
Number of accumulation units outstanding at end of period	87	12			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$13.79	$21.84			
Value at end of period	$18.15	$13.79			
Number of accumulation units outstanding at end of period	645	339			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$9.97	$13.97	$12.87	$12.12	
Value at end of period	$11.97	$9.97	$13.97	$12.87	
Number of accumulation units outstanding at end of period	1,862	1,468	42	7	
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$9.30	$15.28	$15.09		
Value at end of period	$12.94	$9.30	$15.28		
Number of accumulation units outstanding at end of period	2,260	836	30		
ING GLOBAL RESOURCES PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$8.06	$12.39			
Value at end of period	$11.08	$8.06			
Number of accumulation units outstanding at end of period	2,231	10,362			

CFI 3

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$7.36	$10.51			
Value at end of period	$9.59	$7.36			
Number of accumulation units outstanding at end of period	72,289	74,349			
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.61	$13.66			
Value at end of period	$11.84	$9.61			
Number of accumulation units outstanding at end of period	67,432	64,140			
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$16.74	$26.82	$27.91		
Value at end of period	$22.05	$16.74	$26.82		
Number of accumulation units outstanding at end of period	25,268	22,053	2		
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$12.68	$19.08	$22.35		
Value at end of period	$15.83	$12.68	$19.08		
Number of accumulation units outstanding at end of period	3,738	3,269	22		
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$15.71	$17.16	$16.19	$15.55	$15.10
Value at end of period	$17.52	$15.71	$17.16	$16.19	$15.55
Number of accumulation units outstanding at end of period	10,985	26,354	13,376	4	212,583
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$6.99				
Value at end of period	$7.63				
Number of accumulation units outstanding at end of period	6,087				
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$11.39	$19.91	$18.72		
Value at end of period	$14.49	$11.39	$19.91		
Number of accumulation units outstanding at end of period	4,699	3,539	2		
ING JANUS CONTRARIAN PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$5.86	$11.49	$10.89		
Value at end of period	$8.00	$5.86	$11.49		
Number of accumulation units outstanding at end of period	379	109	64		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$12.39	$22.36			
Value at end of period	$21.25	$12.39			
Number of accumulation units outstanding at end of period	7,915	234			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$12.56	$18.34			
Value at end of period	$15.78	$12.56			
Number of accumulation units outstanding at end of period	665	980			

CFI 4

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$9.15	$13.06	$14.35		
Value at end of period	$11.65	$9.15	$13.06		
Number of accumulation units outstanding at end of period	481	256	1		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$6.39	$10.52	$10.69	$10.75	
Value at end of period	$8.46	$6.39	$10.52	$10.69	
Number of accumulation units outstanding at end of period	12,985	12,528	100	1	
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$7.22	$10.41			
Value at end of period	$8.60	$7.22			
Number of accumulation units outstanding at end of period	11,197	10,634			
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$6.62	$10.24			
Value at end of period	$8.57	$6.62			
Number of accumulation units outstanding at end of period	120	2,031			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$9.46	$18.74	$15.64		
Value at end of period	$13.02	$9.46	$18.74		
Number of accumulation units outstanding at end of period	1,592	1,282	97		
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$12.47	$10.95			
Value at end of period	$14.70	$12.47			
Number of accumulation units outstanding at end of period	1,967	1,856			
ING MFS UTILITIES PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$11.94	$19.17	$16.64		
Value at end of period	$15.86	$11.94	$19.17		
Number of accumulation units outstanding at end of period	3,089	2,654	864		
ING MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.02	$14.66			
Value at end of period	$14.17	$10.02			
Number of accumulation units outstanding at end of period	866	879			
ING MONEY MARKET PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.51	$14.13	$13.44	$12.81	$12.51
Value at end of period	$14.55	$14.51	$14.13	$13.44	$12.81
Number of accumulation units outstanding at end of period	20,347	16,516	2,879	23	256,425
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$9.20	$15.42	$13.92		
Value at end of period	$12.85	$9.20	$15.42		
Number of accumulation units outstanding at end of period	63,263	62,671	412		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$10.08	$12.08	$10.97	$10.55	
Value at end of period	$12.26	$10.08	$12.08	$10.97	
Number of accumulation units outstanding at end of period	12,134	10,513	424	8	
ING OPPORTUNISTIC LARGECAP PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.63	$15.08			
Value at end of period	$12.24	$10.63			
Number of accumulation units outstanding at end of period	10,897	10,493			
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.18	$11.85	$11.52	$11.15	
Value at end of period	$13.71	$9.18	$11.85	$11.52	
Number of accumulation units outstanding at end of period	1,103	696	49	16	
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$13.60	$14.10			
Value at end of period	$15.32	$13.60			
Number of accumulation units outstanding at end of period	33,406	5,932			
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$6.50	$8.95			
Value at end of period	$7.33	$6.50			
Number of accumulation units outstanding at end of period	6,902	5,503			
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$7.51	$11.47	$10.88	$10.31	
Value at end of period	$9.34	$7.51	$11.47	$10.88	
Number of accumulation units outstanding at end of period	3,892	2,956	62	6	
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$7.99	$11.32	$10.66	$10.61	
Value at end of period	$13.35	$7.99	$11.32	$10.66	
Number of accumulation units outstanding at end of period	12,891	1,301	469	2	
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$7.58	$11.30	$10.69		
Value at end of period	$9.51	$7.58	$11.30		
Number of accumulation units outstanding at end of period	4,729	3,331	113		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$10.72				
Value at end of period	$12.64				
Number of accumulation units outstanding at end of period	1,537				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$6.99				
Value at end of period	$8.26				
Number of accumulation units outstanding at end of period	538				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$10.08				
Value at end of period	$11.92				
Number of accumulation units outstanding at end of period	842				
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$11.44				
Value at end of period	$12.92				
Number of accumulation units outstanding at end of period	166				
ING RUSSELL™ MID CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$5.96	$8.96			
Value at end of period	$8.36	$5.96			
Number of accumulation units outstanding at end of period	125	126			
ING SMALL CAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$6.86	$9.96			
Value at end of period	$8.99	$6.86			
Number of accumulation units outstanding at end of period	145	117			
ING SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$15.17	$20.39			
Value at end of period	$19.35	$15.17			
Number of accumulation units outstanding at end of period	9,558	8,605			
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$9.13	$12.48	$11.93	$11.81	
Value at end of period	$11.17	$9.13	$12.48	$11.93	
Number of accumulation units outstanding at end of period	4,089	1,918	30	2	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$8.57	$12.11			
Value at end of period	$10.78	$8.57			
Number of accumulation units outstanding at end of period	22,242	24,076			
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.45	$13.41	$12.97		
Value at end of period	$10.84	$8.45	$13.41		
Number of accumulation units outstanding at end of period	18,214	14,316	4		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$8.32	$13.84	$12.92		
Value at end of period	$10.81	$8.32	$13.84		
Number of accumulation units outstanding at end of period	8,010	4,131	66		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.78	$11.64			
Value at end of period	$11.47	$9.78			
Number of accumulation units outstanding at end of period	1,578	285			

	2009	2008	2007	2006	2005
ING STOCK INDEX PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$8.84	$13.75			
Value at end of period	$11.16	$8.84			
Number of accumulation units outstanding at end of period	27	27			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$11.82	$15.47	$14.62	$14.13	
Value at end of period	$13.94	$11.82	$15.47	$14.62	
Number of accumulation units outstanding at end of period	6,374	5,534	2	13	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$9.30	$14.55	$13.85	$13.86	
Value at end of period	$11.65	$9.30	$14.55	$13.85	
Number of accumulation units outstanding at end of period	5,281	8,393	23	1	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$10.29	$14.80	$14.03	$13.30	
Value at end of period	$12.53	$10.29	$14.80	$14.03	
Number of accumulation units outstanding at end of period	1,790	1,798	408	71	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$9.57	$13.20	$13.63		
Value at end of period	$12.75	$9.57	$13.20		
Number of accumulation units outstanding at end of period	11,024	6,953	2,556		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$8.16	$14.35	$14.81		
Value at end of period	$11.95	$8.16	$14.35		
Number of accumulation units outstanding at end of period	26,279	24,514	17		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$12.30	$19.12	$18.88		
Value at end of period	$15.37	$12.30	$19.12		
Number of accumulation units outstanding at end of period	8,093	7,323	165		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$10.28	$17.78	$16.33		
Value at end of period	$14.69	$10.28	$17.78		
Number of accumulation units outstanding at end of period	23,974	21,905	44		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$6.34	$10.21			
Value at end of period	$8.38	$6.34			
Number of accumulation units outstanding at end of period	7,800	6,547			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$6.89	$9.58			
Value at end of period	$9.11	$6.89			
Number of accumulation units outstanding at end of period	104	85			

	2009	2008	2007	2006	2005
ING THORNBURG VALUE PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$8.74	$12.91			
Value at end of period	$12.66	$8.74			
Number of accumulation units outstanding at end of period	5,704	3,620			
ING U.S. BOND INDEX® PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$10.27	$10.25			
Value at end of period	$10.87	$10.27			
Number of accumulation units outstanding at end of period	740	740			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$8.17	$13.57	$13.61		
Value at end of period	$10.77	$8.17	$13.57		
Number of accumulation units outstanding at end of period	7,559	7,482	5		
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.44	$13.91			
Value at end of period	$12.13	$9.44			
Number of accumulation units outstanding at end of period	7,922	6,993			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.66	$12.03			
Value at end of period	$11.85	$9.66			
Number of accumulation units outstanding at end of period	29,674	26,806			
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$8.98	$13.25	$13.66		
Value at end of period	$11.13	$8.98	$13.25		
Number of accumulation units outstanding at end of period	6,875	3,216	153		
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$6.86	$9.16			
Value at end of period	$8.93	$6.86			
Number of accumulation units outstanding at end of period	0	6,810			
LAZARD U.S. MID CAP EQUITY PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$5.42	$8.81	$9.76		
Value at end of period	$7.49	$5.42	$8.81		
Number of accumulation units outstanding at end of period	312	127	27		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.72	$14.68			
Value at end of period	$12.30	$9.72			
Number of accumulation units outstanding at end of period	9,018	6,444			
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$7.07	$10.78			
Value at end of period	$9.22	$7.07			
Number of accumulation units outstanding at end of period	125	220			

Condensed Financial Information (continued)

	2005	2006	2007	2008	2009
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during March 2007)					
Value at beginning of period			$15.53	$17.64	$10.97
Value at end of period			$17.64	$10.97	$15.07
Number of accumulation units outstanding at end of period			192	902	1,195
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period			$54.52	$71.98	$37.41
Value at end of period			$71.98	$37.41	$67.99
Number of accumulation units outstanding at end of period			474	2,188	3,446
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA					
(Funds were first received in this option during February 2008)					
Value at beginning of period				$12.24	$8.35
Value at end of period				$8.35	$11.46
Number of accumulation units outstanding at end of period				519	176
PAX WORLD BALANCED FUND					
(Funds were first received in this option during October 2007)					
Value at beginning of period			$14.30	$14.25	$9.87
Value at end of period			$14.25	$9.87	$11.98
Number of accumulation units outstanding at end of period				1,771	2,130
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period		$11.36	$11.19	$12.37	$11.50
Value at end of period		$11.19	$12.37	$11.50	$13.61
Number of accumulation units outstanding at end of period		6	35	24,275	39,533
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period			$12.93	$12.84	$5.36
Value at end of period			$12.84	$5.36	$9.37
Number of accumulation units outstanding at end of period			1,349	2,894	3,202
PIONEER HIGH YIELD VCT PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period				$10.66	$8.12
Value at end of period				$8.12	$13.03
Number of accumulation units outstanding at end of period				151	178
SMALLCAP WORLD FUND®					
(Funds were first received in this option during August 2009)					
Value at beginning of period					$7.34
Value at end of period					$8.44
Number of accumulation units outstanding at end of period					78
TEMPLETON GLOBAL BOND FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period		$18.74	$19.67	$21.80	$23.17
Value at end of period		$19.67	$21.80	$23.17	$27.54
Number of accumulation units outstanding at end of period		5	240	3,054	5,067
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during January 2007)					
Value at beginning of period			$13.79	$15.32	$9.34
Value at end of period			$15.32	$9.34	$12.56
Number of accumulation units outstanding at end of period			1,593	18,493	27,350

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
WANGER INTERNATIONAL					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$5.75	$10.57	$11.18		
Value at end of period	$8.61	$5.75	$10.57		
Number of accumulation units outstanding at end of period	621	107	3,030		
WANGER SELECT					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$8.48	$16.64	$18.02		
Value at end of period	$14.09	$8.48	$16.64		
Number of accumulation units outstanding at end of period	3,723	1,437	47		
WASHINGTON MUTUAL INVESTORS FUND^{SM}					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.25	$12.72			
Value at end of period	$11.00	$9.25			
Number of accumulation units outstanding at end of period	1,623	1,206			

TABLE 2
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JULY 18, 2008
(Selected data for accumulation units outstanding throughout each period)

	2009	2008
AIM V.I. CAPITAL APPRECIATION FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.60	$8.25
Value at end of period	$6.78	$5.60
Number of accumulation units outstanding at end of period	8,525	10,105
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.87	$9.14
Value at end of period	$8.82	$6.87
Number of accumulation units outstanding at end of period	27,508	25,941
ALGER GREEN FUND		
(Funds were first received in this option during August 2009)		
Value at beginning of period	$11.47	
Value at end of period	$13.06	
Number of accumulation units outstanding at end of period	1,647	
AMANA GROWTH FUND		
(Funds were first received in this option during June 2009)		
Value at beginning of period	$8.05	
Value at end of period	$9.74	
Number of accumulation units outstanding at end of period	3,043	
AMANA INCOME FUND		
(Funds were first received in this option during October 2009)		
Value at beginning of period	$9.51	
Value at end of period	$10.04	
Number of accumulation units outstanding at end of period	8,559	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND		
(Funds were first received in this option during September 2009)		
Value at beginning of period	$10.50	
Value at end of period	$10.78	
Number of accumulation units outstanding at end of period	8,924	
ARTISAN INTERNATIONAL FUND		

Condensed Financial Information (continued)

	2009	2008
(Funds were first received in this option during October 2008)		
Value at beginning of period	$5.61	$5.61
Value at end of period	$7.84	$5.61
Number of accumulation units outstanding at end of period	91	48
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.80	$9.15
Value at end of period	$8.52	$6.80
Number of accumulation units outstanding at end of period	55,182	57,872
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.89	$8.65
Value at end of period	$8.20	$5.89
Number of accumulation units outstanding at end of period	69,774	72,953
EVERGREEN SPECIAL VALUES FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.42	$8.62
Value at end of period	$8.34	$6.42
Number of accumulation units outstanding at end of period	1,708	1,509
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.65	$8.35
Value at end of period	$7.67	$5.65
Number of accumulation units outstanding at end of period	323,173	324,267
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.48	$8.01
Value at end of period	$7.13	$5.48
Number of accumulation units outstanding at end of period	55,982	65,062
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.16	$8.37
Value at end of period	$6.62	$5.16
Number of accumulation units outstanding at end of period	145,772	159,855
FIDELITY® VIP OVERSEAS PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.51	$8.45
Value at end of period	$6.97	$5.51
Number of accumulation units outstanding at end of period	17,684	20,252
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.35	$8.99
Value at end of period	$8.21	$6.35
Number of accumulation units outstanding at end of period	14,398	5,531
FUNDAMENTAL INVESTORS℠		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.15	$9.14
Value at end of period	$8.20	$6.15
Number of accumulation units outstanding at end of period	4,246	1,185

Condensed Financial Information (continued)

	2009	2008
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.02	$8.80
Value at end of period	$9.52	$7.02
Number of accumulation units outstanding at end of period	3,911	11,028
ING ARTIO FOREIGN PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.60	$8.52
Value at end of period	$6.73	$5.60
Number of accumulation units outstanding at end of period	1,390	5,579
ING BALANCED PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.16	$8.99
Value at end of period	$8.53	$7.16
Number of accumulation units outstanding at end of period	149,676	207,841
ING BARON ASSET PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.76	$8.52
Value at end of period	$7.74	$5.76
Number of accumulation units outstanding at end of period	552	41
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.68	$8.16
Value at end of period	$7.68	$5.68
Number of accumulation units outstanding at end of period	4,529	6,052
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.93	$8.31
Value at end of period	$7.75	$5.93
Number of accumulation units outstanding at end of period	30,788	33,919
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.87	$8.53
Value at end of period	$8.96	$5.87
Number of accumulation units outstanding at end of period	14,441	15,736
ING CLARION GLOBAL REAL ESTATE PORTFOLIO		
(Funds were first received in this option during September 2008)		
Value at beginning of period	$6.73	$9.75
Value at end of period	$9.00	$6.73
Number of accumulation units outstanding at end of period	2,537	2,086
ING CLARION REAL ESTATE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.35	$8.36
Value at end of period	$7.27	$5.35
Number of accumulation units outstanding at end of period	1,374	12,492
ING DAVIS NEW YORK VENTURE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.96	$8.50
Value at end of period	$7.84	$5.96
Number of accumulation units outstanding at end of period	3,941	5,436

Condensed Financial Information (continued)

	2009	2008
ING EVERGREEN HEALTH SCIENCES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.09	$9.15
Value at end of period	$8.52	$7.09
Number of accumulation units outstanding at end of period	2,367	12,460
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.94	$8.91
Value at end of period	$8.26	$5.94
Number of accumulation units outstanding at end of period	252	252
ING GLOBAL RESOURCES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.01	$10.11
Value at end of period	$8.27	$6.01
Number of accumulation units outstanding at end of period	27,262	28,762
ING GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.12	$8.55
Value at end of period	$7.96	$6.12
Number of accumulation units outstanding at end of period	447,140	479,365
ING INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.20	$8.38
Value at end of period	$7.63	$6.20
Number of accumulation units outstanding at end of period	188,882	209,655
ING INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.04	$8.88
Value at end of period	$7.96	$6.04
Number of accumulation units outstanding at end of period	120,490	120,898
ING INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.21	$8.43
Value at end of period	$7.75	$6.21
Number of accumulation units outstanding at end of period	73,885	84,620
ING INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$9.25	$9.83
Value at end of period	$10.32	$9.25
Number of accumulation units outstanding at end of period	123,769	143,974
ING INTERNATIONAL INDEX PORTFOLIO		
(Funds were first received in this option during August 2009)		
Value at beginning of period	$6.99	
Value at end of period	$7.63	
Number of accumulation units outstanding at end of period	2,015	
ING INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.69	$8.48
Value at end of period	$7.23	$5.69
Number of accumulation units outstanding at end of period	14,326	16,933

Condensed Financial Information (continued)

	2009	2008
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$4.91	$8.36
Value at end of period	$8.42	$4.91
Number of accumulation units outstanding at end of period	14,026	13,398
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.53	$8.72
Value at end of period	$8.21	$6.53
Number of accumulation units outstanding at end of period	4,474	4,123
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.57	$8.83
Value at end of period	$8.37	$6.57
Number of accumulation units outstanding at end of period	1,669	1,175
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.87	$8.69
Value at end of period	$7.76	$5.87
Number of accumulation units outstanding at end of period	84,881	89,897
ING LORD ABBETT AFFILIATED PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.19	$8.14
Value at end of period	$7.37	$6.19
Number of accumulation units outstanding at end of period	19,922	20,417
ING MARSICO GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.62	$9.33
Value at end of period	$8.57	$6.62
Number of accumulation units outstanding at end of period	3,407	1,451
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$4.95	$8.25
Value at end of period	$6.81	$4.95
Number of accumulation units outstanding at end of period	545	5,294
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.63	$9.02
Value at end of period	$8.99	$7.63
Number of accumulation units outstanding at end of period	7,561	3,589
ING MFS UTILITIES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.31	$9.35
Value at end of period	$8.38	$6.31
Number of accumulation units outstanding at end of period	6,053	8,933
ING MIDCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.37	$9.34
Value at end of period	$9.02	$6.37
Number of accumulation units outstanding at end of period	12,540	13,942

Condensed Financial Information (continued)

	2009	2008
ING MONEY MARKET PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$10.36	$10.27
Value at end of period	$10.39	$10.36
Number of accumulation units outstanding at end of period	75,330	97,099
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.76	$8.26
Value at end of period	$8.04	$5.76
Number of accumulation units outstanding at end of period	328,746	358,220
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$8.53	$10.20
Value at end of period	$10.37	$8.53
Number of accumulation units outstanding at end of period	46,923	40,880
ING OPPORTUNISTIC LARGECAP PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.26	$8.23
Value at end of period	$7.20	$6.26
Number of accumulation units outstanding at end of period	18,757	8,713
ING PIMCO HIGH YIELD PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.69	$9.51
Value at end of period	$11.49	$7.69
Number of accumulation units outstanding at end of period	3,694	5,710
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$10.20	$10.03
Value at end of period	$11.48	$10.20
Number of accumulation units outstanding at end of period	61,745	27,751
ING PIONEER EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.74	$8.79
Value at end of period	$7.59	$6.74
Number of accumulation units outstanding at end of period	9,581	12,213
ING PIONEER FUND PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.39	$8.71
Value at end of period	$7.95	$6.39
Number of accumulation units outstanding at end of period	4,361	4,181
ING PIONEER HIGH YIELD PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.96	$9.54
Value at end of period	$11.62	$6.96
Number of accumulation units outstanding at end of period	6,907	26
ING PIONEER MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.39	$8.64
Value at end of period	$8.01	$6.39
Number of accumulation units outstanding at end of period	11,081	11,006

Condensed Financial Information (continued)

	2009	2008
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO		
(Funds were first received in this option during July 2009)		
Value at beginning of period	$10.72	
Value at end of period	$12.64	
Number of accumulation units outstanding at end of period	1,648	
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO		
(Funds were first received in this option during September 2008)		
Value at beginning of period	$6.68	$8.42
Value at end of period	$8.26	$6.68
Number of accumulation units outstanding at end of period	3,960	3,911
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO		
(Funds were first received in this option during July 2009)		
Value at beginning of period	$10.08	
Value at end of period	$11.92	
Number of accumulation units outstanding at end of period	490	
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO		
(Funds were first received in this option during August 2009)		
Value at beginning of period	$11.44	
Value at end of period	$12.92	
Number of accumulation units outstanding at end of period	1,989	
ING SMALLCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.34	$9.09
Value at end of period	$8.31	$6.34
Number of accumulation units outstanding at end of period	0	282
ING SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.61	$9.02
Value at end of period	$8.43	$6.61
Number of accumulation units outstanding at end of period	49,521	45,373
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.19	$9.08
Value at end of period	$8.80	$7.19
Number of accumulation units outstanding at end of period	1,633	3,865
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.45	$8.71
Value at end of period	$8.12	$6.45
Number of accumulation units outstanding at end of period	35,287	5,926
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.13	$8.53
Value at end of period	$7.87	$6.13
Number of accumulation units outstanding at end of period	23,235	24,052
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.84	$8.43
Value at end of period	$7.58	$5.84
Number of accumulation units outstanding at end of period	4,877	5,051

Condensed Financial Information (continued)

	2009	2008
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.64	$9.22
Value at end of period	$9.01	$7.64
Number of accumulation units outstanding at end of period	2,025	2,700
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.32	$8.63
Value at end of period	$7.91	$6.32
Number of accumulation units outstanding at end of period	21,181	25,964
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.91	$8.87
Value at end of period	$8.41	$6.91
Number of accumulation units outstanding at end of period	13,436	26,032
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.14	$9.41
Value at end of period	$9.52	$7.14
Number of accumulation units outstanding at end of period	37,188	17,769
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.55	$8.93
Value at end of period	$8.13	$5.55
Number of accumulation units outstanding at end of period	185,936	192,210
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.25	$8.33
Value at end of period	$7.81	$6.25
Number of accumulation units outstanding at end of period	25,413	16,189
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.65	$8.52
Value at end of period	$8.08	$5.65
Number of accumulation units outstanding at end of period	78,945	75,353
ING TEMPLETON FOREIGN EQUITY PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.34	$9.17
Value at end of period	$8.38	$6.34
Number of accumulation units outstanding at end of period	74,448	75,532
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.92	$8.41
Value at end of period	$7.83	$5.92
Number of accumulation units outstanding at end of period	1,674	828
ING THORNBURG VALUE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.74	$7.92
Value at end of period	$8.31	$5.74
Number of accumulation units outstanding at end of period	39,264	45,983

Condensed Financial Information (continued)

	2009	2008
ING U.S. BOND INDEX® PORTFOLIO		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$10.27	$9.86
Value at end of period	$10.87	$10.27
Number of accumulation units outstanding at end of period	168	168
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.75	$8.40
Value at end of period	$7.58	$5.75
Number of accumulation units outstanding at end of period	60,956	57,509
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.05	$8.12
Value at end of period	$7.78	$6.05
Number of accumulation units outstanding at end of period	50,780	62,696
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$7.51	$8.95
Value at end of period	$9.21	$7.51
Number of accumulation units outstanding at end of period	97,347	105,356
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.59	$8.50
Value at end of period	$8.17	$6.59
Number of accumulation units outstanding at end of period	8,058	6,919
LOOMIS SAYLES SMALL CAP VALUE FUND		
(Funds were first received in this option during February 2009)		
Value at beginning of period	$5.88	
Value at end of period	$9.27	
Number of accumulation units outstanding at end of period	147	
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.73	$7.94
Value at end of period	$7.25	$5.73
Number of accumulation units outstanding at end of period	11,642	10,613
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.12	$9.02
Value at end of period	$7.97	$6.12
Number of accumulation units outstanding at end of period	0	338
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.13	$8.79
Value at end of period	$8.43	$6.13
Number of accumulation units outstanding at end of period	8,157	7,495
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.12	$8.50
Value at end of period	$9.31	$5.12
Number of accumulation units outstanding at end of period	71,820	43,082

Condensed Financial Information (continued)

	2009	2008
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.87	$8.51
Value at end of period	$8.06	$5.87
Number of accumulation units outstanding at end of period	6,145	5,307
PAX WORLD BALANCED FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.91	$9.08
Value at end of period	$8.39	$6.91
Number of accumulation units outstanding at end of period	5,167	4,333
PIMCO VIT REAL RETURN PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$9.56	$10.66
Value at end of period	$11.32	$9.56
Number of accumulation units outstanding at end of period	18,459	12,630
PIONEER EMERGING MARKETS VCT PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$4.13	$8.22
Value at end of period	$7.21	$4.13
Number of accumulation units outstanding at end of period	16,886	9,162
PIONEER HIGH YIELD VCT PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.35	$9.43
Value at end of period	$10.19	$6.35
Number of accumulation units outstanding at end of period	14,622	6,072
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND		
(Funds were first received in this option during August 2009)		
Value at beginning of period	$7.27	
Value at end of period	$7.92	
Number of accumulation units outstanding at end of period	2,644	
SMALLCAP WORLD FUND®		
(Funds were first received in this option during August 2009)		
Value at beginning of period	$7.34	
Value at end of period	$8.44	
Number of accumulation units outstanding at end of period	85	
TEMPLETON GLOBAL BOND FUND		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$10.62	$10.24
Value at end of period	$12.62	$10.62
Number of accumulation units outstanding at end of period	24,558	29,682
THE BOND FUND OF AMERICA℠		
(Funds were first received in this option during October 2008)		
Value at beginning of period	$8.77	$8.70
Value at end of period	$10.07	$8.77
Number of accumulation units outstanding at end of period	4,467	5
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.92	$8.73
Value at end of period	$7.97	$5.92
Number of accumulation units outstanding at end of period	60,196	48,285

Condensed Financial Information (continued)

	2009	2008
WANGER INTERNATIONAL		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.12	$8.01
Value at end of period	$7.67	$5.12
Number of accumulation units outstanding at end of period	2,200	5,143
WANGER SELECT		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$4.82	$8.37
Value at end of period	$8.01	$4.82
Number of accumulation units outstanding at end of period	8,455	20,090
WANGER USA		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.84	$8.69
Value at end of period	$8.31	$5.84
Number of accumulation units outstanding at end of period	9,424	8,654
WASHINGTON MUTUAL INVESTORS FUND[SM]		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.45	$8.42
Value at end of period	$7.67	$6.45
Number of accumulation units outstanding at end of period	23,763	22,900

TABLE 3
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.20	$10.84
Value at end of period	$10.51	$8.20
Number of accumulation units outstanding at end of period	0	9
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.98	$17.83
Value at end of period	$16.65	$11.98
Number of accumulation units outstanding at end of period	73	66
EVERGREEN SPECIAL VALUES FUND		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$16.03	$21.81
Value at end of period	$20.79	$16.03
Number of accumulation units outstanding at end of period	19	14
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$13.77	$21.28
Value at end of period	$18.66	$13.77
Number of accumulation units outstanding at end of period	203	183
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.69	$15.42
Value at end of period	$12.61	$9.69
Number of accumulation units outstanding at end of period	234	322
FIDELITY® VIP GROWTH PORTFOLIO		

Condensed Financial Information (continued)

	2009	2008
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.86	$14.72
Value at end of period	$11.35	$8.86
Number of accumulation units outstanding at end of period	90	194
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$12.68	$17.39
Value at end of period	$16.36	$12.68
Number of accumulation units outstanding at end of period	206	194
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.82	$14.85
Value at end of period	$16.02	$11.82
Number of accumulation units outstanding at end of period	0	16
ING ARTIO FOREIGN PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.47	$17.58
Value at end of period	$13.78	$11.47
Number of accumulation units outstanding at end of period	181	150
ING BALANCED PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.63	$15.38
Value at end of period	$13.85	$11.63
Number of accumulation units outstanding at end of period	66	66
ING BARON ASSET PORTFOLIO		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$5.76	$8.52
Value at end of period	$8.74	$5.76
Number of accumulation units outstanding at end of period	0	41
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.46	$17.51
Value at end of period	$15.48	$11.46
Number of accumulation units outstanding at end of period	194	199
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$6.42	$9.23
Value at end of period	$8.37	$6.42
Number of accumulation units outstanding at end of period	0	83
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$3.25	$4.69
Value at end of period	$4.96	$3.25
Number of accumulation units outstanding at end of period	0	10
ING CLARION GLOBAL REAL ESTATE PORTFOLIO		
(Funds were first received in this option during September 2008)		
Value at beginning of period	$6.73	$9.75
Value at end of period	$8.99	$6.73
Number of accumulation units outstanding at end of period	49	21

Condensed Financial Information (continued)

	2009	2008
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.26	$13.61
Value at end of period	$12.88	$9.26
Number of accumulation units outstanding at end of period	32	26
ING GLOBAL RESOURCES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.04	$11.83
Value at end of period	$11.04	$8.04
Number of accumulation units outstanding at end of period	62	41
ING GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$7.29	$10.44
Value at end of period	$9.48	$7.29
Number of accumulation units outstanding at end of period	186	303
ING INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.51	$13.57
Value at end of period	$11.71	$9.51
Number of accumulation units outstanding at end of period	294	275
ING INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$16.57	$23.89
Value at end of period	$21.80	$16.57
Number of accumulation units outstanding at end of period	35	24
ING INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$12.54	$17.18
Value at end of period	$15.64	$12.54
Number of accumulation units outstanding at end of period	80	64
ING INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$15.54	$17.52
Value at end of period	$17.32	$15.54
Number of accumulation units outstanding at end of period	8	6
ING INTERNATIONAL INDEX PORTFOLIO		
(Funds were first received in this option during August 2009)		
Value at beginning of period	$6.98	
Value at end of period	$7.62	
Number of accumulation units outstanding at end of period	25	
ING INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.31	$17.46
Value at end of period	$14.37	$11.31
Number of accumulation units outstanding at end of period	30	15
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$12.34	$21.90
Value at end of period	$21.15	$12.34
Number of accumulation units outstanding at end of period	42	24

Condensed Financial Information (continued)

	2009	2008
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$12.48	$17.26
Value at end of period	$15.66	$12.48
Number of accumulation units outstanding at end of period	141	130
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$6.33	$9.53
Value at end of period	$8.36	$6.33
Number of accumulation units outstanding at end of period	50	132
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.43	$16.06
Value at end of period	$12.96	$9.43
Number of accumulation units outstanding at end of period	14	6
ING MFS UTILITIES PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.90	$17.15
Value at end of period	$15.78	$11.90
Number of accumulation units outstanding at end of period	18	11
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.81	$13.03
Value at end of period	$12.28	$8.81
Number of accumulation units outstanding at end of period	419	503
ING PIONEER EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$6.49	$8.57
Value at end of period	$7.30	$6.49
Number of accumulation units outstanding at end of period	148	141
ING PIONEER MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$7.56	$10.42
Value at end of period	$9.47	$7.56
Number of accumulation units outstanding at end of period	107	102
ING SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$15.01	$19.99
Value at end of period	$19.13	$15.01
Number of accumulation units outstanding at end of period	0	7
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.70	$14.97
Value at end of period	$13.77	$11.70
Number of accumulation units outstanding at end of period	9	9
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.53	$12.61
Value at end of period	$12.69	$9.53
Number of accumulation units outstanding at end of period	83	83

Condensed Financial Information (continued)

	2009	2008
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$7.86	$12.33
Value at end of period	$11.50	$7.86
Number of accumulation units outstanding at end of period	392	580
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.17	$15.50
Value at end of period	$14.52	$10.17
Number of accumulation units outstanding at end of period	162	205
ING TEMPLETON FOREIGN EQUITY PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$6.34	$10.21
Value at end of period	$8.37	$6.34
Number of accumulation units outstanding at end of period	228	482
ING THORNBURG VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.65	$12.84
Value at end of period	$12.51	$8.65
Number of accumulation units outstanding at end of period	2	74
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.09	$12.44
Value at end of period	$10.65	$8.09
Number of accumulation units outstanding at end of period	106	106
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.38	$13.85
Value at end of period	$12.04	$9.38
Number of accumulation units outstanding at end of period	114	104
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.62	$12.03
Value at end of period	$11.80	$9.62
Number of accumulation units outstanding at end of period	607	607
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.64	$14.38
Value at end of period	$12.20	$9.64
Number of accumulation units outstanding at end of period	57	67
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$37.10	$62.28
Value at end of period	$67.35	$37.10
Number of accumulation units outstanding at end of period	14	8
TEMPLETON GLOBAL BOND FUND		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$23.00	$22.11
Value at end of period	$27.31	$23.00
Number of accumulation units outstanding at end of period	5	4

Condensed Financial Information (continued)

	2009	2008
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$9.29	$13.92
Value at end of period	$12.49	$9.29
Number of accumulation units outstanding at end of period	421	390
WANGER INTERNATIONAL		
(Funds were first received in this option during February 2008)		
Value at beginning of period	$5.74	$9.68
Value at end of period	$8.59	$5.74
Number of accumulation units outstanding at end of period	95	95
WANGER SELECT		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.44	$14.64
Value at end of period	$14.01	$8.44
Number of accumulation units outstanding at end of period	16	12
WANGER USA		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$8.86	$13.14
Value at end of period	$12.59	$8.86
Number of accumulation units outstanding at end of period	37	24
WASHINGTON MUTUAL INVESTORS FUND[SM]		
(Funds were first received in this option during July 2008)		
Value at beginning of period	$6.45	$8.42
Value at end of period	$10.94	$6.45
Number of accumulation units outstanding at end of period	0	22,900

TABLE 4

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.20%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007
AIM V.I. CAPITAL APPRECIATION FUND			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$7.24	$12.62	$12.59
Value at end of period	$8.75	$7.24	$12.62
Number of accumulation units outstanding at end of period	2,004	2,277	2,427
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$8.12	$11.65	$11.87
Value at end of period	$10.40	$8.12	$11.65
Number of accumulation units outstanding at end of period	5,022	5,627	6,242
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.79	$14.29	$14.49
Value at end of period	$12.25	$9.79	$14.29
Number of accumulation units outstanding at end of period	3,281	3,290	3,366
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$13.62	$23.74	$22.46
Value at end of period	$18.45	$13.62	$23.74
Number of accumulation units outstanding at end of period	256,899	211,179	174,740

Condensed Financial Information (continued)

	2009	2008	2007
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.59	$16.76	$18.20
Value at end of period	$12.46	$9.59	$16.76
Number of accumulation units outstanding at end of period	65,342	60,756	66,138
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$8.76	$16.62	$15.08
Value at end of period	$11.22	$8.76	$16.62
Number of accumulation units outstanding at end of period	72,136	73,657	72,699
FIDELITY® VIP OVERSEAS PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$10.15	$18.10	$17.77
Value at end of period	$12.82	$10.15	$18.10
Number of accumulation units outstanding at end of period	40,973	39,506	28,482
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$12.59	$18.83	$21.75
Value at end of period	$16.23	$12.59	$18.83
Number of accumulation units outstanding at end of period	37	37	37
ING BALANCED PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$11.51	$16.03	$16.05
Value at end of period	$13.69	$11.51	$16.03
Number of accumulation units outstanding at end of period	35,461	36,613	47,473
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$3.22	$5.37	$5.13
Value at end of period	$4.91	$3.22	$5.37
Number of accumulation units outstanding at end of period	3,475	3,476	3,471
ING GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$7.21	$11.58	$11.81
Value at end of period	$9.37	$7.21	$11.58
Number of accumulation units outstanding at end of period	121,490	116,405	123,558
ING INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.41	$15.02	$15.44
Value at end of period	$11.57	$9.41	$15.02
Number of accumulation units outstanding at end of period	69,245	70,528	72,523
ING INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$16.39	$26.30	$28.46
Value at end of period	$21.55	$16.39	$26.30
Number of accumulation units outstanding at end of period	31,016	24,795	26,887
ING INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$12.41	$18.72	$21.65
Value at end of period	$15.46	$12.41	$18.72
Number of accumulation units outstanding at end of period	28,645	21,589	20,872

Condensed Financial Information (continued)

	2009	2008	2007
ING INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$15.38	$16.83	$16.02
Value at end of period	$17.12	$15.38	$16.83
Number of accumulation units outstanding at end of period	44,137	38,193	34,483
ING INTERNATIONAL INDEX PORTFOLIO			
(Funds were first received in this option during August 2009)			
Value at beginning of period	$6.97		
Value at end of period	$7.60		
Number of accumulation units outstanding at end of period	930		
ING INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$11.23	$19.65	$19.43
Value at end of period	$14.25	$11.23	$19.65
Number of accumulation units outstanding at end of period	136,230	101,460	81,788
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$6.26	$10.32	$11.06
Value at end of period	$8.27	$6.26	$10.32
Number of accumulation units outstanding at end of period	21,865	24,484	30,071
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$7.19	$11.32	$11.11
Value at end of period	$8.54	$7.19	$11.32
Number of accumulation units outstanding at end of period	55	55	55
ING MIDCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.87	$15.85	$14.83
Value at end of period	$13.93	$9.87	$15.85
Number of accumulation units outstanding at end of period	0	0	165
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$8.77	$14.73	$15.87
Value at end of period	$12.68	$8.77	$14.73
Number of accumulation units outstanding at end of period	110,410	104,815	98,894
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$10.00	$11.86	$11.48
Value at end of period	$12.14	$10.00	$11.86
Number of accumulation units outstanding at end of period	26,667	26,195	20,516
ING OPPORTUNISTIC LARGECAP PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$10.41	$16.20	$17.22
Value at end of period	$11.96	$10.41	$16.20
Number of accumulation units outstanding at end of period	14,756	11,239	10,445
ING PIONEER EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$6.47	$9.28	$9.47
Value at end of period	$7.27	$6.47	$9.28
Number of accumulation units outstanding at end of period	522	522	522

Condensed Financial Information (continued)

	2009	2008	2007
ING PIONEER FUND PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$7.47	$11.43	$11.32
Value at end of period	$9.28	$7.47	$11.43
Number of accumulation units outstanding at end of period	2,193	2,260	2,964
ING PIONEER MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$7.54	$11.26	$11.50
Value at end of period	$9.44	$7.54	$11.26
Number of accumulation units outstanding at end of period	254	254	254
ING SMALL CAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$6.76	$10.34	$10.75
Value at end of period	$8.84	$6.76	$10.34
Number of accumulation units outstanding at end of period	75	75	75
ING SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$14.85	$21.58	$22.93
Value at end of period	$18.91	$14.85	$21.58
Number of accumulation units outstanding at end of period	14,741	12,630	13,555
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$11.57	$15.17	$14.94
Value at end of period	$13.62	$11.57	$15.17
Number of accumulation units outstanding at end of period	32	32	32
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.11	$14.27	$14.65
Value at end of period	$11.38	$9.11	$14.27
Number of accumulation units outstanding at end of period	372	371	499
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$10.07	$14.51	$14.65
Value at end of period	$12.24	$10.07	$14.51
Number of accumulation units outstanding at end of period	155	162	187
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$7.83	$14.18	$14.23
Value at end of period	$11.44	$7.83	$14.18
Number of accumulation units outstanding at end of period	114,829	109,614	100,281
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$10.06	$17.44	$17.52
Value at end of period	$14.35	$10.06	$17.44
Number of accumulation units outstanding at end of period	84,895	79,027	76,726
ING TEMPLETON FOREIGN EQUITY PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$6.33	$10.21	
Value at end of period	$8.35	$6.33	
Number of accumulation units outstanding at end of period	39,236	35,677	

Condensed Financial Information (continued)

	2009	2008	2007
ING THORNBURG VALUE PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$8.56	$14.24	$14.95
Value at end of period	$12.37	$8.56	$14.24
Number of accumulation units outstanding at end of period	32,735	23,159	18,710
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$8.00	$13.31	$14.29
Value at end of period	$10.52	$8.00	$13.31
Number of accumulation units outstanding at end of period	38,712	22,964	26,919
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.89	$12.54	$13.37
Value at end of period	$11.74	$9.89	$12.54
Number of accumulation units outstanding at end of period	191,941	146,261	142,051
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$9.57	$15.82	$17.76
Value at end of period	$12.10	$9.57	$15.82
Number of accumulation units outstanding at end of period	107	107	107

TABLE 5

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$7.21	$12.56	$11.24	$10.60	$9.77	$9.18	$7.11	$9.408
Value at end of period	$8.70	$7.21	$11.24		$10.60	$9.77	$9.18	$7.11
Number of accumulation units outstanding at end of period	241	241	0		3,341	31,700	27,214	21,530
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$8.08	$11.60	$10.75	$9.24	$8.79	$8.09	$6.52	$7.718
Value at end of period	$10.34	$8.08	$11.60	$10.75	$9.24	$8.79	$8.09	$6.52
Number of accumulation units outstanding at end of period	60	60	60	77,519	23,726	67,574	66,733	55,615
ARTISAN INTERNATIONAL FUND								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$5.64							
Value at end of period	$8.13							
Number of accumulation units outstanding at end of period	145							
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$9.74	$14.22	$13.87	$12.79	$12.13	$11.23	$9.44	$10.88
Value at end of period	$12.17	$9.74	$14.22	$13.87	$12.79	$12.13	$11.23	$9.44
Number of accumulation units outstanding at end of period	42	100	95	7,566	43,891	99,892	76,500	79,897
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$11.89	$20.06	$18.20					
Value at end of period	$16.51	$11.89	$20.06					
Number of accumulation units outstanding at end of period	453	259	73,974					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$13.55	$23.63	$20.14	$18.08	$15.50	$13.45	$10.50	$11.43
Value at end of period	$18.34	$13.55	$23.63	$20.14	$18.08	$15.50	$13.45	$10.50
Number of accumulation units outstanding at end of period	18,750	20,555	106,326	434,646	361,094	756,701	519,029	428,445
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$9.54	$16.68	$16.47	$13.73	$13.01	$11.69	$8.99	$10.75
Value at end of period	$12.39	$9.54	$16.68	$16.47	$13.73	$13.01	$11.69	$8.99
Number of accumulation units outstanding at end of period	11,560	11,805	12,643	268,626	202,845	553,784	392,216	287,141
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$8.72	$16.54	$13.06	$12.25	$11.61	$11.26	$8.50	$12.18
Value at end of period	$11.16	$8.72	$16.54	$13.06	$12.25	$11.61	$11.26	$8.50
Number of accumulation units outstanding at end of period	7,718	8,552	8,303	482,225	189,018	658,027	629,167	554,574
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$10.10	$18.01	$15.39	$13.07	$11.00	$9.71	$6.79	$8.33
Value at end of period	$12.74	$10.10	$18.01	$15.39	$13.07	$11.00	$9.71	$6.79
Number of accumulation units outstanding at end of period	1,554	3,419	3,637	17,126	41,669	109,081	68,751	48,819
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$12.54	$18.77	$19.75					
Value at end of period	$16.16	$12.54	$18.77					
Number of accumulation units outstanding at end of period	46	26	19,397					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$11.70	$15.97	$17.44					
Value at end of period	$15.84	$11.70	$15.97					
Number of accumulation units outstanding at end of period	685	815	635					
ING ARTIO FOREIGN PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$11.39	$20.26	$20.18					
Value at end of period	$13.66	$11.39	$20.26					
Number of accumulation units outstanding at end of period	53	30	12					
ING BALANCED PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$11.44	$15.96	$15.15	$13.81	$13.28	$12.17	$10.26	$11.46
Value at end of period	$13.61	$11.44	$15.96	$15.15	$13.81	$13.28	$12.17	$10.26
Number of accumulation units outstanding at end of period	39,380	43,294	48,556	46,964	572,911	1,049,384	919,699	886,008
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$11.35	$19.36	$20.28					
Value at end of period	$15.30	$11.35	$19.36					
Number of accumulation units outstanding at end of period	1,926	1,616	2,113					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$6.40	$10.51	$10.70					
Value at end of period	$8.33	$6.40	$10.51					
Number of accumulation units outstanding at end of period	6,596	6,086	6,449					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$3.21	$5.35	$4.50	$4.21	$3.78	$3.83	$2.64	$4.68
Value at end of period	$4.89	$3.21	$5.35	$450.00	$4.21	$3.78	$3.83	$2.64
Number of accumulation units outstanding at end of period	3,215	3,070	2,941	0	77,394	287,994	265,668	102,888
ING CLARION GLOBAL REAL ESTATE PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$6.72	$9.75						
Value at end of period	$8.97	$6.72						
Number of accumulation units outstanding at end of period	388	356						
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$6.23	$10.16	$12.16					
Value at end of period	$8.45	$6.23	$10.16					
Number of accumulation units outstanding at end of period	309	309	297					
ING COLUMBIA SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$6.84	$10.41	$11.12					
Value at end of period	$8.51	$6.84	$10.41					
Number of accumulation units outstanding at end of period	0	0	287					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$13.54	$22.34	$23.12					
Value at end of period	$17.78	$13.54	$22.34					
Number of accumulation units outstanding at end of period	767	602	261					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.87	$13.88	$13.75					
Value at end of period	$11.83	$9.87	$13.88					
Number of accumulation units outstanding at end of period	61	3,896	205					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.21	$15.18	$15.91					
Value at end of period	$12.79	$9.21	$15.18					
Number of accumulation units outstanding at end of period	152	91	41					
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$8.01	$13.61	$9.70					
Value at end of period	$10.99	$8.01	$13.61					
Number of accumulation units outstanding at end of period	11,222	8,798	12,208					
ING GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$7.17	$11.52	$10.76	$9.44	$8.75	$8.10	$6.44	$8.64
Value at end of period	$9.32	$7.17	$11.52	$10.76	$9.44	$8.75	$8.10	$6.44
Number of accumulation units outstanding at end of period	125,289	138,850	159,937	75,268	2,061,293	3,746,930	3,821,284	3,983,568
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$9.36	$14.94	$14.26	$12.48	$11.87	$10.76	$8.55	$10.93
Value at end of period	$11.50	$9.36	$14.94	$14.26	$12.48	$11.87	$10.76	$8.55
Number of accumulation units outstanding at end of period	16,104	16,232	16,811	246,214	328,361	714,616	606,047	426,905

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$16.30	$26.18	$24.88	$22.79	$20.56	$17.68	$13.38	$15.22
Value at end of period	$21.42	$16.30	$26.18	$24.88	$22.79	$20.56	$17.68	$13.38
Number of accumulation units outstanding at end of period	4,981	5,005	26,753	179,477	139,928	315,406	146,203	89,769
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$12.34	$18.63	$19.92	$17.54	$16.34	$13.42	$9.88	$11.32
Value at end of period	$15.37	$12.34	$18.63	$19.92	$17.54	$16.34	$13.42	$9.88
Number of accumulation units outstanding at end of period	3,055	2,428	12,579	116,439	98,580	195,698	86,955	45,072
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$15.29	$16.75	$15.84	$15.26	$14.83	$14.18	$13.37	$12.52
Value at end of period	$17.02	$15.29	$16.75	$15.84	$15.26	$14.83	$14.18	$13.37
Number of accumulation units outstanding at end of period	13,448	31,797	62,115	179,852	166,953	351,224	382,555	368,326
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$6.96							
Value at end of period	$7.60							
Number of accumulation units outstanding at end of period	2,282							
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$11.18	$19.59	$19.92					
Value at end of period	$14.19	$11.18	$19.59					
Number of accumulation units outstanding at end of period	1,600	1,601	1,600					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$12.28	$25.25	$24.31					
Value at end of period	$21.01	$12.28	$25.25					
Number of accumulation units outstanding at end of period	163	75	630					
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$12.35	$18.50	$19.42					
Value at end of period	$15.48	$12.35	$18.50					
Number of accumulation units outstanding at end of period	1,870	2,484	2,532					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$6.23	$10.27	$10.46	$9.51	$8.55	$7.82	$5.67	$8.66
Value at end of period	$8.22	$6.23	$10.27	$10.46	$9.51	$8.55	$7.82	$5.67
Number of accumulation units outstanding at end of period	7,180	8,467	8,741	5,016	174,131	532,752	563,411	501,188
ING LORD ABBETT AFFILIATED PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$7.18	$11.31	$11.90					
Value at end of period	$8.52	$7.18	$11.31					
Number of accumulation units outstanding at end of period	11,004	10,697	12,189					
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$12.30	$15.88	$16.27					
Value at end of period	$14.47	$12.30	$15.88					
Number of accumulation units outstanding at end of period	8,301	8,303	8,303					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
ING MFS UTILITIES PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$11.83	$19.04	$18.42					
Value at end of period	$15.67	$11.83	$19.04					
Number of accumulation units outstanding at end of period	1,201	979	701					
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$14.13	$13.79	$13.15	$12.57	$12.23	$12.14	$12.06	$11.91
Value at end of period	$14.14	$14.13	$13.79	$13.15	$12.57	$12.23	$12.14	$12.06
Number of accumulation units outstanding at end of period	1,351	5,139	4,291	1,706	140,435	405,783	390,338	475,250
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.09	$14.70	$13.83	$12.23	$10.15			
Value at end of period	$12.66	$9.09	$14.70	$13.83	$12.23			
Number of accumulation units outstanding at end of period	18,565	22,623	68,286	445,063	8,334			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.98	$11.85	$10.92	$10.21	$10.02			
Value at end of period	$12.11	$9.98	$11.85	$10.92	$10.21			
Number of accumulation units outstanding at end of period	4,910	4,260	3,783	124,184	77,967			
ING OPPORTUNISTIC LARGECAP PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$10.35	$16.12	$15.69	$13.56	$12.70	$11.56	$9.30	$12.44
Value at end of period	$11.89	$10.35	$16.12	$15.69	$13.56	$12.70	$11.56	$9.30
Number of accumulation units outstanding at end of period	3,678	1,639	1,839	158	60,383	190,744	145,862	117,115
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.09	$11.77	$11.80					
Value at end of period	$13.55	$9.09	$11.77					
Number of accumulation units outstanding at end of period	0	0	995					
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$13.38	$13.44	$12.92					
Value at end of period	$15.03	$13.38	$13.44					
Number of accumulation units outstanding at end of period	2,583	2,219	1,254					
ING PIONEER EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$6.46	$9.27	$9.98					
Value at end of period	$7.26	$6.46	$9.27					
Number of accumulation units outstanding at end of period	5,911	6,475	6,663					
ING PIONEER FUND PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$7.46	$11.42	$11.36					
Value at end of period	$9.26	$7.46	$11.42					
Number of accumulation units outstanding at end of period	422	359	16,135					
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$7.94	$11.27	$11.40					
Value at end of period	$13.23	$7.94	$11.27					
Number of accumulation units outstanding at end of period	788	268	2					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
ING PIONEER MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$7.53	$11.25	$11.52					
Value at end of period	$9.42	$7.53	$11.25					
Number of accumulation units outstanding at end of period	1,300	1,475	21,496					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$6.97							
Value at end of period	$8.23							
Number of accumulation units outstanding at end of period	796							
ING SMALL CAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$6.74	$10.31	$10.84					
Value at end of period	$8.80	$6.74	$10.31					
Number of accumulation units outstanding at end of period	584	611	582					
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$14.77	$21.48	$20.33	$17.45	$15.87	$13.91	$10.14	$12.93
Value at end of period	$18.80	$14.77	$21.48	$20.33	$17.45	$15.87	$13.91	$10.14
Number of accumulation units outstanding at end of period	3,545	4,167	4,638	35,528	50,681	118,229	109,169	78,878
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$9.05	$12.40	$12.13					
Value at end of period	$11.04	$9.05	$12.40					
Number of accumulation units outstanding at end of period	5	5	187,611					
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$8.49	$12.87	$12.59					
Value at end of period	$10.65	$8.49	$12.87					
Number of accumulation units outstanding at end of period	4,187	3,925	253,906					
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$8.37	$13.32	$12.96					
Value at end of period	$10.72	$8.37	$13.32					
Number of accumulation units outstanding at end of period	1,379	853	232,729					
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$8.25	$13.75	$13.31					
Value at end of period	$10.68	$8.25	$13.75					
Number of accumulation units outstanding at end of period	0	0	83,862					
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$9.69	$11.66	$11.37					
Value at end of period	$11.33	$9.69	$11.66					
Number of accumulation units outstanding at end of period	0	0	35,163					
ING STOCK INDEX PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$8.74	$13.93	$13.79					
Value at end of period	$11.00	$8.74	$13.93					
Number of accumulation units outstanding at end of period	0	0	58,802					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$11.51	$15.10	$14.31	$13.24	$12.78	$11.86	$10.47	$11.04
Value at end of period	$13.54	$11.51	$15.10	$14.31	$13.24	$12.78	$11.86	$10.47
Number of accumulation units outstanding at end of period	524	1,190	1,174	104	12,094	35,604	29,898	26,979
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$9.06	$14.20	$13.55	$12.00	$11.33	$10.14	$8.18	$9.51
Value at end of period	$11.32	$9.06	$14.20	$13.55	$12.00	$11.33	$10.14	$8.18
Number of accumulation units outstanding at end of period	1,364	1,423	1,618	1,440	66,389	164,165	150,985	139,477
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$10.02	$14.44	$13.73	$12.38	$11.85	$10.78	$9.05	$10.06
Value at end of period	$12.17	$10.02	$14.44	$13.73	$12.38	$11.85	$10.78	$9.05
Number of accumulation units outstanding at end of period	6,623	6,618	6,623	748	39,577	93,533	89,555	79,829
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.48	$13.11	$13.44					
Value at end of period	$12.60	$9.48	$13.11					
Number of accumulation units outstanding at end of period	8,508	8,135	7,421					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$7.81	$14.18	$12.54	$11.54	$9.95			
Value at end of period	$11.74	$7.81	$14.18	$12.54	$11.54			
Number of accumulation units outstanding at end of period	26,332	28,558	28,848	221,863	4,982			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$12.13	$18.91	$18.96					
Value at end of period	$15.12	$12.13	$18.91					
Number of accumulation units outstanding at end of period	47	1	46,886					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$10.01	$17.36	$15.83	$14.01	$13.23	$12.05	$9.23	$11.96
Value at end of period	$14.27	$10.01	$17.36	$15.83	$14.01	$13.23	$12.05	$9.23
Number of accumulation units outstanding at end of period	2,350	3,113	3,794	2,492	156,687	355,183	317,265	267,784
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$6.33	$10.21						
Value at end of period	$8.35	$6.33						
Number of accumulation units outstanding at end of period	5,403	6,036						
ING THORNBURG VALUE PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$8.52	$14.17	$13.25	$11.36	$11.22	$9.96	$7.80	$10.93
Value at end of period	$12.30	$8.52	$14.17	$13.25	$11.36	$11.22	$9.96	$7.80
Number of accumulation units outstanding at end of period	373	1,182	1,389	1,317	33,111	118,634	118,849	105,534
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during January 2002)								
Value at beginning of period	$7.96	$13.25	$13.13	$11.49	$10.53	$9.20	$7.38	$9.71
Value at end of period	$10.46	$7.96	$13.25	$13.13	$11.49	$10.53	$9.20	$7.38
Number of accumulation units outstanding at end of period	15,594	16,485	15,618	5,133	166,813	316,548	317,180	295,121

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.28	$14.65	$15.83					
Value at end of period	$11.90	$9.28	$14.65					
Number of accumulation units outstanding at end of period	0	0	279					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$9.88	$12.52	$12.12	$11.16	$10.18			
Value at end of period	$12.09	$9.88	$12.52	$12.12	$11.16			
Number of accumulation units outstanding at end of period	13,635	12,532	14,448	773,134	1,465			
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$8.90	$13.16	$13.80					
Value at end of period	$11.00	$8.90	$13.16					
Number of accumulation units outstanding at end of period	350	321	199					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$9.54	$15.77	$15.71	$14.56				
Value at end of period	$12.04	$9.54	$15.77	$15.71				
Number of accumulation units outstanding at end of period	16	55	55	93,847				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$10.84	$17.48	$17.71					
Value at end of period	$14.86	$10.84	$17.48					
Number of accumulation units outstanding at end of period	1,109	1,003	692					
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$36.63	$70.67	$69.81					
Value at end of period	$66.41	$36.63	$70.67					
Number of accumulation units outstanding at end of period	923	642	20					
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$8.27	$13.34	$12.89					
Value at end of period	$11.32	$8.27	$13.34					
Number of accumulation units outstanding at end of period	610	289	25					
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$11.37	$12.26	$11.45					
Value at end of period	$13.42	$11.37	$12.26					
Number of accumulation units outstanding at end of period	878	878	55,776					
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$5.34	$12.81	$12.55					
Value at end of period	$9.31	$5.34	$12.81					
Number of accumulation units outstanding at end of period	18,362	18,253	18,219					
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$8.02	$12.45	$12.60					
Value at end of period	$12.84	$8.02	$12.45					
Number of accumulation units outstanding at end of period	1,811	718	641					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002
SMALLCAP WORLD FUND®								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$5.48	$7.98						
Value at end of period	$8.40	$5.48						
Number of accumulation units outstanding at end of period	162	31						
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$22.75	$21.46	$21.22					
Value at end of period	$26.97	$22.75	$21.46					
Number of accumulation units outstanding at end of period	3,225	2,584	1,475					
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.23	$15.18	$15.79					
Value at end of period	$12.38	$9.23	$15.18					
Number of accumulation units outstanding at end of period	470	1,011	579					
WANGER INTERNATIONAL								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$5.72	$10.55	$10.94					
Value at end of period	$8.55	$5.72	$10.55					
Number of accumulation units outstanding at end of period	474	275	8					
WANGER SELECT								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$8.38	$16.49	$16.44					
Value at end of period	$13.89	$8.38	$16.49					
Number of accumulation units outstanding at end of period	1,265	841	41,726					
WANGER USA								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$8.80	$14.63	$14.64					
Value at end of period	$12.48	$8.80	$14.63					
Number of accumulation units outstanding at end of period	450	396	25,430					
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.14	$13.71	$14.65					
Value at end of period	$10.85	$9.14	$13.71					
Number of accumulation units outstanding at end of period	226	184	117					

TABLE 6

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM MID CAP CORE EQUITY FUND						
(Funds were first received in this option during October 2009)						
Value at beginning of period	$11.82					
Value at end of period	$12.34					
Number of accumulation units outstanding at end of period	127					
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$7.17	$12.51	$13.13			
Value at end of period	$8.66	$7.17	$12.51			
Number of accumulation units outstanding at end of period	38,459	33,500	14,269			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.04	$11.54	$12.06			
Value at end of period	$10.29	$8.04	$11.54			
Number of accumulation units outstanding at end of period	48,596	60,385	6,961			
AMANA GROWTH FUND						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$7.90					
Value at end of period	$9.70					
Number of accumulation units outstanding at end of period	9,708					
AMANA INCOME FUND						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$8.19					
Value at end of period	$10.00					
Number of accumulation units outstanding at end of period	11,231					
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.20					
Value at end of period	$10.76					
Number of accumulation units outstanding at end of period	4,657					
ARTISAN INTERNATIONAL FUND						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$5.82	$8.64				
Value at end of period	$8.11	$5.82				
Number of accumulation units outstanding at end of period	7,775	7,259				
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.69	$14.15	$14.57			
Value at end of period	$12.10	$9.69	$14.15			
Number of accumulation units outstanding at end of period	8,552	7,776	3,060			
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$6.12	$9.06				
Value at end of period	$8.07	$6.12				
Number of accumulation units outstanding at end of period	1,131	650				
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$11.86	$20.02	$16.89	$14.06		
Value at end of period	$16.46	$11.86	$20.02	$16.89		
Number of accumulation units outstanding at end of period	214,093	197,719	126,355	68		
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$15.76	$23.16	$25.99			
Value at end of period	$20.41	$15.76	$23.16			
Number of accumulation units outstanding at end of period	53,015	52,239	41,376			
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$13.48	$23.51	$20.06	$18.01	$15.45	$13.58
Value at end of period	$18.24	$13.48	$23.51	$20.06	$18.01	$15.45
Number of accumulation units outstanding at end of period	737,447	694,989	351,410	225	302,958	202,144

	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.49	$16.60	$18.11			
Value at end of period	$12.32	$9.49	$16.60			
Number of accumulation units outstanding at end of period	299,834	292,021	137,220			
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.67	$16.46	$17.01			
Value at end of period	$11.09	$8.67	$16.46			
Number of accumulation units outstanding at end of period	406,574	409,765	166,932			
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$10.04	$17.92	$18.40			
Value at end of period	$12.67	$10.04	$17.92			
Number of accumulation units outstanding at end of period	53,660	46,047	9,223			
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$12.49	$18.71	$20.51			
Value at end of period	$16.09	$12.49	$18.71			
Number of accumulation units outstanding at end of period	179,700	159,550	90,406			
FUNDAMENTAL INVESTORS^SM						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$6.14	$8.98				
Value at end of period	$8.16	$6.14				
Number of accumulation units outstanding at end of period	15,264	549				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$11.66	$15.93	$17.52			
Value at end of period	$15.78	$11.66	$15.93			
Number of accumulation units outstanding at end of period	11,808	10,525	2,846			
ING ARTIO FOREIGN PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.36	$20.22	$17.42	$13.52	$12.81	
Value at end of period	$13.62	$11.36	$20.22	$17.42	$13.52	
Number of accumulation units outstanding at end of period	9,700	8,137	606	69	16	
ING BALANCED PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$11.38	$15.88	$16.18			
Value at end of period	$13.53	$11.38	$15.88			
Number of accumulation units outstanding at end of period	206,017	217,775	142,186			
ING BARON ASSET PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.48	$10.63				
Value at end of period	$8.68	$6.48				
Number of accumulation units outstanding at end of period	0	742				
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$11.31	$19.31	$18.25	$15.88	$14.84	$11.96
Value at end of period	$15.24	$11.31	$19.31	$18.25	$15.88	$14.84
Number of accumulation units outstanding at end of period	42,073	42,300	26,297	91	56,407	16,321

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$6.39	$10.50	$11.11			
Value at end of period	$8.32	$6.39	$10.50			
Number of accumulation units outstanding at end of period	57,151	56,575	16,961			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$3.20	$5.33	$5.11			
Value at end of period	$4.87	$3.20	$5.33			
Number of accumulation units outstanding at end of period	112,090	83,166	14,962			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$6.72	$9.75				
Value at end of period	$8.96	$6.72				
Number of accumulation units outstanding at end of period	80,001	76,690				
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.22	$11.37				
Value at end of period	$8.43	$6.22				
Number of accumulation units outstanding at end of period	9,684	8,764				
ING COLUMBIA SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.84	$10.13				
Value at end of period	$8.50	$6.84				
Number of accumulation units outstanding at end of period	190	153				
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$13.49	$22.27	$23.55			
Value at end of period	$17.71	$13.49	$22.27			
Number of accumulation units outstanding at end of period	7,515	6,384	1,101			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.86	$13.86	$14.05			
Value at end of period	$11.80	$9.86	$13.86			
Number of accumulation units outstanding at end of period	133,868	116,461	5,337			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.20	$15.16	$16.02			
Value at end of period	$12.76	$9.20	$15.16			
Number of accumulation units outstanding at end of period	16,015	7,926	5,092			
ING GLOBAL RESOURCES PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$8.00	$13.61	$9.70			
Value at end of period	$10.97	$8.00	$13.61			
Number of accumulation units outstanding at end of period	90,162	81,647	25,508			
ING GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$7.13	$11.47	$11.94			
Value at end of period	$9.26	$7.13	$11.47			
Number of accumulation units outstanding at end of period	579,334	589,751	262,708			

	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.31	$14.87	$15.59			
Value at end of period	$11.44	$9.31	$14.87			
Number of accumulation units outstanding at end of period	178,682	188,676	46,123			
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$16.22	$26.05	$27.78			
Value at end of period	$21.30	$16.22	$26.05			
Number of accumulation units outstanding at end of period	254,397	247,422	127,979			
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$12.28	$18.54	$19.83	$17.48	$16.29	$13.70
Value at end of period	$15.28	$12.28	$18.54	$19.83	$17.48	$16.29
Number of accumulation units outstanding at end of period	138,722	145,901	120,154	104	85,055	76,284
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$15.21	$16.67	$15.77	$15.20	$14.78	$14.59
Value at end of period	$16.92	$15.21	$16.67	$15.77	$15.20	$14.78
Number of accumulation units outstanding at end of period	193,048	189,956	118,510	133	216,170	201,254
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$5.95	$8.89				
Value at end of period	$7.59	$5.95				
Number of accumulation units outstanding at end of period	41,437	779				
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$11.14	$19.53	$17.26	$13.38	$12.26	$10.51
Value at end of period	$14.13	$11.14	$19.53	$17.26	$13.38	$12.26
Number of accumulation units outstanding at end of period	125,108	108,669	34,521	7	35,283	10,662
ING JANUS CONTRARIAN PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$4.85					
Value at end of period	$7.93					
Number of accumulation units outstanding at end of period	405					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$12.25	$25.22	$21.68			
Value at end of period	$20.96	$12.25	$25.22			
Number of accumulation units outstanding at end of period	8,089	5,401	6			
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$12.31	$18.44	$19.42			
Value at end of period	$15.42	$12.31	$18.44			
Number of accumulation units outstanding at end of period	10,554	11,787	5,385			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$9.05	$12.63				
Value at end of period	$11.49	$9.05				
Number of accumulation units outstanding at end of period	818	1,075				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$6.19	$10.22	$10.99			
Value at end of period	$8.17	$6.19	$10.22			
Number of accumulation units outstanding at end of period	63,439	66,597	23,614			
ING LORD ABBETT AFFILIATED PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$7.17	$11.30	$12.02			
Value at end of period	$8.50	$7.17	$11.30			
Number of accumulation units outstanding at end of period	661,333	731,179	360,052			
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$6.61	$10.25				
Value at end of period	$8.52	$6.61				
Number of accumulation units outstanding at end of period	4,525	3,319				
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$9.36	$17.81				
Value at end of period	$12.84	$9.36				
Number of accumulation units outstanding at end of period	2,167	2,967				
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$12.27	$15.58				
Value at end of period	$14.42	$12.27				
Number of accumulation units outstanding at end of period	5,312	3,661				
ING MFS UTILITIES PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$11.81	$19.02	$18.67			
Value at end of period	$15.64	$11.81	$19.02			
Number of accumulation units outstanding at end of period	13,312	9,758	253			
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.79	$15.75	$15.90			
Value at end of period	$13.81	$9.79	$15.75			
Number of accumulation units outstanding at end of period	46,066	39,349	2,350			
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$14.05	$13.73	$13.47			
Value at end of period	$14.05	$14.05	$13.73			
Number of accumulation units outstanding at end of period	478,360	582,760	21,423			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$8.74	$14.68	$13.82	$12.22	$10.37	
Value at end of period	$12.16	$8.74	$14.68	$13.82	$12.22	
Number of accumulation units outstanding at end of period	748,437	777,795	260,194	18	632	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.96	$12.11	$11.77			
Value at end of period	$12.08	$9.96	$11.96			
Number of accumulation units outstanding at end of period	245,722	261,593	69,352			
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$10.30	$16.05	$17.15			
Value at end of period	$11.82	$10.30	$16.05			

CFI 43

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
Number of accumulation units outstanding at end of period	214,181	180,834	3,045			
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$9.08	$11.75	$11.42			
Value at end of period	$13.52	$9.08	$11.75			
Number of accumulation units outstanding at end of period	6,376	3,073	11			
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$13.33	$13.40	$12.50			
Value at end of period	$14.97	$13.33	$13.40			
Number of accumulation units outstanding at end of period	164,363	118,713	59,517			
ING PIONEER EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$6.45	$9.26	$9.95			
Value at end of period	$7.25	$6.45	$9.26			
Number of accumulation units outstanding at end of period	582,644	605,802	308,523			
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$7.45	$11.41	$12.08			
Value at end of period	$9.24	$7.45	$11.41			
Number of accumulation units outstanding at end of period	44,616	39,837	1,540			
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$7.93	$11.26	$11.11			
Value at end of period	$13.21	$7.93	$11.26			
Number of accumulation units outstanding at end of period	5,093	487	11			
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$7.52	$11.24	$12.18			
Value at end of period	$9.40	$7.52	$11.24			
Number of accumulation units outstanding at end of period	131,370	111,760	55,073			
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$10.72					
Value at end of period	$12.61					
Number of accumulation units outstanding at end of period	479					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$6.96					
Value at end of period	$8.22					
Number of accumulation units outstanding at end of period	1,174					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$11.43					
Value at end of period	$12.90					
Number of accumulation units outstanding at end of period	929					
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$6.71	$10.27	$10.89			
Value at end of period	$8.77	$6.71	$10.27			
Number of accumulation units outstanding at end of period	354,565	370,460	2,269			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$14.69	$21.38	$22.91			
Value at end of period	$18.69	$14.69	$21.38			
Number of accumulation units outstanding at end of period	169,567	138,577	15,179			
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.03	$12.38	$12.72			
Value at end of period	$11.01	$9.03	$12.38			
Number of accumulation units outstanding at end of period	67,379	55,755	27,937			
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.48	$12.86	$13.42			
Value at end of period	$10.63	$8.48	$12.86			
Number of accumulation units outstanding at end of period	159,045	103,084	24,351			
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.36	$13.30	$13.96			
Value at end of period	$10.69	$8.36	$13.30			
Number of accumulation units outstanding at end of period	187,609	113,613	27,960			
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$8.23	$13.73	$13.66			
Value at end of period	$10.66	$8.23	$13.73			
Number of accumulation units outstanding at end of period	188,721	100,304	24,327			
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.68	$11.64	$11.70			
Value at end of period	$11.31	$9.68	$11.64			
Number of accumulation units outstanding at end of period	88,528	91,871	56,354			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$11.45	$15.03	$14.69			
Value at end of period	$13.46	$11.45	$15.03			
Number of accumulation units outstanding at end of period	31,603	34,021	7,354			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.01	$14.13	$14.64			
Value at end of period	$11.25	$9.01	$14.13			
Number of accumulation units outstanding at end of period	39,376	37,172	3,078			
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.96	$14.38	$14.70			
Value at end of period	$12.10	$9.96	$14.38			
Number of accumulation units outstanding at end of period	55,566	52,428	8,094			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$9.46	$13.09	$12.58	$11.12		
Value at end of period	$12.57	$9.46	$13.09	$12.58		
Number of accumulation units outstanding at end of period	217,293	167,505	62,812	108		

CFI 45

Condensed Financial Information (continued)

ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO
(Funds were first received in this option during October 2007)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$7.80	$13.76	$14.48			
Value at end of period	$11.38	$7.80	$13.76			
Number of accumulation units outstanding at end of period	184,692	188,321	76,716			

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO
(Funds were first received in this option during November 2005)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$12.10	$18.87	$18.36	$15.47	$15.40	
Value at end of period	$15.07	$12.10	$18.87	$18.36	$15.47	
Number of accumulation units outstanding at end of period	32,001	25,956	13,793	76	13	

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during August 2004)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$9.95	$17.28	$15.77	$13.96	$13.19	$11.67
Value at end of period	$14.19	$9.95	$17.28	$15.77	$13.96	$13.19
Number of accumulation units outstanding at end of period	276,585	289,013	200,701	71	264,015	113,711

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Funds were first received in this option during April 2008)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$6.33	$10.21				
Value at end of period	$8.34	$6.33				
Number of accumulation units outstanding at end of period	68,724	54,110				

ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)
(Funds were first received in this option during May 2008)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$6.83	$10.69				
Value at end of period	$9.01	$6.83				
Number of accumulation units outstanding at end of period	1,474	398				

ING THORNBURG VALUE PORTFOLIO
(Funds were first received in this option during October 2007)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$8.47	$14.10	$15.41			
Value at end of period	$12.23	$8.47	$14.10			
Number of accumulation units outstanding at end of period	63,288	52,012	14,977			

ING U.S. BOND INDEX® PORTFOLIO
(Funds were first received in this option during September 2008)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$10.25	$9.82				
Value at end of period	$10.82	$10.25				
Number of accumulation units outstanding at end of period	7,961	1,543				

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO
(Funds were first received in this option during October 2007)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$7.92	$13.18	$14.20			
Value at end of period	$10.40	$7.92	$13.18			
Number of accumulation units outstanding at end of period	56,552	54,022	12,432			

ING VAN KAMPEN COMSTOCK PORTFOLIO
(Funds were first received in this option during November 2005)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$9.25	$14.61	$14.99	$12.98	$12.84	
Value at end of period	$11.85	$9.25	$14.61	$14.99	$12.98	
Number of accumulation units outstanding at end of period	21,203	24,161	4,642	75	16	

ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO
(Funds were first received in this option during November 2005)

	2009	2008	2007	2006	2005	2004
Value at beginning of period	$9.55	$12.50	$12.11	$10.78	$10.57	
Value at end of period	$11.68	$9.55	$12.50	$12.11	$10.78	
Number of accumulation units outstanding at end of period	955,201	895,039	177,948	132	21	

	2009	2008	2007	2006	2005	2004
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$8.88	$12.22				
Value at end of period	$10.98	$8.88				
Number of accumulation units outstanding at end of period	12,171	8,131				
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$6.81	$7.83				
Value at end of period	$8.83	$6.81				
Number of accumulation units outstanding at end of period	28	27				
JANUS ASPEN ENTERPRISE PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$11.30	$20.38				
Value at end of period	$16.31	$11.30				
Number of accumulation units outstanding at end of period	318	306				
LAZARD U.S. MID CAP EQUITY PORTFOLIO						
(Funds were first received in this option during August 2008)						
Value at beginning of period	$5.39	$7.94				
Value at end of period	$7.43	$5.39				
Number of accumulation units outstanding at end of period	268	172				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during August 2004)						
Value at beginning of period	$9.50	$15.71	$15.67	$14.01	$12.98	$11.17
Value at end of period	$11.99	$9.50	$15.71	$15.67	$14.01	$12.98
Number of accumulation units outstanding at end of period	284,893	295,857	114,200	135	91,601	27,640
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$7.01	$11.32				
Value at end of period	$9.12	$7.01				
Number of accumulation units outstanding at end of period	1,425	1,041				
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$10.81	$17.45	$15.10	$12.64	$11.96	
Value at end of period	$14.82	$10.81	$17.45	$15.10	$12.64	
Number of accumulation units outstanding at end of period	191,754	163,521	101,026	88	14	
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$36.48	$70.40	$52.76	$39.59		
Value at end of period	$66.10	$36.48	$70.40	$52.76		
Number of accumulation units outstanding at end of period	34,513	29,836	21,822	23		
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$8.26	$13.33	$13.53	$11.96		
Value at end of period	$11.30	$8.26	$13.33	$13.53		
Number of accumulation units outstanding at end of period	1,911	1,170	87	83		
PAX WORLD BALANCED FUND						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$9.63	$13.94	$12.77	$11.52		
Value at end of period	$11.65	$9.63	$13.94	$12.77		
Number of accumulation units outstanding at end of period	7,802	9,208	2,128	86		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$11.34	$12.24	$11.58			
Value at end of period	$13.38	$11.34	$12.24			
Number of accumulation units outstanding at end of period	25,400	17,789	1,294			
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$5.34	$12.81	$13.42			
Value at end of period	$9.29	$5.34	$12.81			
Number of accumulation units outstanding at end of period	38,887	28,966	6,877			
PIONEER HIGH YIELD VCT PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.00	$12.43	$12.73			
Value at end of period	$12.81	$8.00	$12.43			
Number of accumulation units outstanding at end of period	44,347	42,787	36,834			
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$6.21	$8.64				
Value at end of period	$7.88	$6.21				
Number of accumulation units outstanding at end of period	32,562	154				
SMALLCAP WORLD FUND®						
(Funds were first received in this option during October 2008)						
Value at beginning of period	$5.48	$6.39				
Value at end of period	$8.40	$5.48				
Number of accumulation units outstanding at end of period	2,107	88				
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$22.66	$21.39	$21.26			
Value at end of period	$26.86	$22.66	$21.39			
Number of accumulation units outstanding at end of period	56,272	48,185	14,707			
THE BOND FUND OF AMERICA^SM						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$8.75	$9.68				
Value at end of period	$10.02	$8.75				
Number of accumulation units outstanding at end of period	2,597	136				
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$9.21	$15.15	$13.71	$12.40	$11.79	
Value at end of period	$12.35	$9.21	$15.15	$13.71	$12.40	
Number of accumulation units outstanding at end of period	263,366	250,525	173,779	231	15	
WANGER INTERNATIONAL						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$5.72	$10.55	$11.06			
Value at end of period	$8.54	$5.72	$10.55			
Number of accumulation units outstanding at end of period	8,016	6,521	1,992			
WANGER SELECT						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.36	$16.46	$17.81			
Value at end of period	$13.85	$8.36	$16.46			
Number of accumulation units outstanding at end of period	110,640	104,463	72,244			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
WANGER USA						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$8.78	$14.60	$15.64			
Value at end of period	$12.45	$8.78	$14.60			
Number of accumulation units outstanding at end of period	57,103	54,768	45,718			
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$9.12	$13.68	$13.21	$11.52		
Value at end of period	$10.82	$9.12	$13.68	$13.21		
Number of accumulation units outstanding at end of period	163,758	154,599	77,601	85		

TABLE 7

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$7.14	$12.45	$11.16	$10.53	$10.53
Value at end of period	$8.61	$7.14	$12.45	$11.16	$10.29
Number of accumulation units outstanding at end of period	0	727	785	1,791	2,693
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.00	$11.49	$10.67	$9.17	$9.03
Value at end of period	$10.23	$8.00	$11.49	$10.67	$9.17
Number of accumulation units outstanding at end of period	1,015	2,047	2,060	2,152	2,061
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.64	$14.08	$13.75	$12.69	$11.84
Value at end of period	$12.03	$9.64	$14.09	$13.75	$12.69
Number of accumulation units outstanding at end of period	211	211	211	680	8,828
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$11.84	$19.98	$16.87	$14.45	
Value at end of period	$16.41	$11.84	$19.98	$16.87	
Number of accumulation units outstanding at end of period	1,790	3,482	10,404	78,804	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$13.41	$23.40	$19.97	$17.94	$14.87
Value at end of period	$18.13	$13.41	$23.40	$19.97	$17.94
Number of accumulation units outstanding at end of period	24,727	25,935	58,605	146,993	406,492
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.44	$16.52	$16.33	$13.63	$12.61
Value at end of period	$12.25	$9.44	$16.52	$16.33	$13.63
Number of accumulation units outstanding at end of period	9,352	11,582	19,791	25,339	268,189
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$8.63	$16.38	$12.95	$12.16	$11.18
Value at end of period	$11.03	$8.63	$16.38	$12.95	$12.16
Number of accumulation units outstanding at end of period	21,537	25,554	38,850	46,498	508,322

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.99	$17.84	$15.26	$12.97	$10.61
Value at end of period	$12.60	$9.99	$17.84	$15.26	$12.97
Number of accumulation units outstanding at end of period	2,690	6,359	9,400	14,219	28,266
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.45	$18.65	$19.17	$16.45	$16.13
Value at end of period	$16.02	$12.45	$18.65	$19.17	$16.45
Number of accumulation units outstanding at end of period	0	1,089	1,372	23,711	4,212
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.62	$15.88	$16.41	$14.27	$14.04
Value at end of period	$15.72	$11.62	$15.88	$16.41	$14.27
Number of accumulation units outstanding at end of period	8	11	116	2,150	4,873
ING ARTIO FOREIGN PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$11.34	$20.19	$17.62		
Value at end of period	$13.59	$11.34	$20.19		
Number of accumulation units outstanding at end of period	4	53	13		
ING BALANCED PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$11.32	$15.80	$15.02	$13.71	$12.97
Value at end of period	$13.45	$11.32	$15.80	$15.02	$13.71
Number of accumulation units outstanding at end of period	9,862	12,253	14,281	14,972	55,819
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.27	$19.25	$18.21	$15.85	$15.67
Value at end of period	$15.19	$11.27	$19.25	$18.21	$15.85
Number of accumulation units outstanding at end of period	550	1,446	4,560	4,663	3,937
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$6.39	$10.50	$10.70		
Value at end of period	$8.31	$6.39	$10.50		
Number of accumulation units outstanding at end of period	12,460	14,705	18,859		
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$17.75				
Value at end of period	$17.64				
Number of accumulation units outstanding at end of period	6				
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$9.18	$15.13	$15.46		
Value at end of period	$12.73	$9.18	$15.13		
Number of accumulation units outstanding at end of period	0	0	1,450		
ING GLOBAL RESOURCES PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$8.00	$13.60	$9.70		
Value at end of period	$10.96	$8.00	$13.60		
Number of accumulation units outstanding at end of period	1,236	3,381	4,631		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$7.09	$11.41	$10.67	$9.37	$8.47
Value at end of period	$9.21	$7.09	$11.41	$10.67	$9.37
Number of accumulation units outstanding at end of period	77,119	89,124	136,998	152,431	202,922
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.26	$14.80	$14.14	$12.39	$11.52
Value at end of period	$11.37	$9.26	$14.80	$14.14	$12.39
Number of accumulation units outstanding at end of period	41,410	25,117	35,735	46,236	295,355
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$16.13	$25.93	$24.66	$22.61	$19.59
Value at end of period	$21.17	$16.13	$25.93	$24.66	$22.61
Number of accumulation units outstanding at end of period	14,516	2,814	8,033	36,707	191,258
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$12.21	$18.45	$19.75	$17.41	$15.43
Value at end of period	$15.20	$12.21	$18.45	$19.75	$17.41
Number of accumulation units outstanding at end of period	1,490	1,644	4,818	22,671	114,046
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$15.13	$16.59	$15.70	$15.14	$14.71
Value at end of period	$16.82	$15.13	$16.59	$15.70	$15.14
Number of accumulation units outstanding at end of period	3,550	5,568	12,107	39,814	158,961
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$6.96				
Value at end of period	$7.58				
Number of accumulation units outstanding at end of period	275				
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.27	$18.39	$18.03	$15.53	$15.12
Value at end of period	$15.37	$12.27	$18.39	$18.03	$15.53
Number of accumulation units outstanding at end of period	1,232	1,631	3,214	2,132	4,373
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$9.03	$12.94	$13.12		
Value at end of period	$11.46	$9.03	$12.94		
Number of accumulation units outstanding at end of period	2,375	2,374	1,981		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$6.16	$10.17	$10.37	$9.44	$9.27
Value at end of period	$8.12	$6.16	$10.17	$10.37	$9.44
Number of accumulation units outstanding at end of period	14,119	19,411	26,543	32,281	32,337
ING MONEY MARKET PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.98	$13.66	$13.04	$12.47	$12.42
Value at end of period	$13.97	$13.98	$13.66	$13.04	$12.47
Number of accumulation units outstanding at end of period	46,061	88,510	85,032	27,460	15,610

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$8.72	$14.66	$13.81	$12.22	$10.97
Value at end of period	$12.13	$8.72	$14.66	$13.81	$12.22
Number of accumulation units outstanding at end of period	48,674	57,029	77,524	129,996	483,771
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.95	$11.94	$10.90	$10.20	$10.01
Value at end of period	$12.18	$9.95	$11.94	$10.90	$10.20
Number of accumulation units outstanding at end of period	3,457	3,311	11,915	8,168	118,602
ING OPPORTUNISTIC LARGECAP PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$10.25	$15.97	$15.56	$13.46	$13.12
Value at end of period	$11.75	$10.25	$15.97	$15.56	$13.46
Number of accumulation units outstanding at end of period	6,801	4,169	5,457	5,676	6,393
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during March 2009)					
Value at beginning of period	$8.61				
Value at end of period	$13.49				
Number of accumulation units outstanding at end of period	1,648				
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.29	$13.36	$12.25	$11.82	$11.63
Value at end of period	$14.91	$13.29	$13.36	$12.25	$11.82
Number of accumulation units outstanding at end of period	1,328	1,576	1,577	1,919	1,911
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.44	$9.25	$9.45		
Value at end of period	$7.23	$6.44	$9.25		
Number of accumulation units outstanding at end of period	2,375	1,937	11,223		
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$11.07				
Value at end of period	$13.18				
Number of accumulation units outstanding at end of period	904				
ING SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$14.62	$21.27	$20.16	$17.32	$14.92
Value at end of period	$18.58	$14.62	$21.27	$20.16	$17.32
Number of accumulation units outstanding at end of period	2,158	3,758	8,894	14,864	54,124
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$9.01	$12.36	$11.86	$11.22	
Value at end of period	$10.98	$9.01	$12.36	$11.86	
Number of accumulation units outstanding at end of period	177,786	184,289	174,997	159,881	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.46	$12.84	$12.31	$11.70	
Value at end of period	$10.60	$8.46	$12.84	$12.31	
Number of accumulation units outstanding at end of period	208,947	205,625	186,431	182,204	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.34	$13.29	$12.66	$12.00	
Value at end of period	$10.67	$8.34	$13.29	$12.66	
Number of accumulation units outstanding at end of period	150,258	139,377	116,662	221,134	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.22	$13.71	$13.01	$12.36	
Value at end of period	$10.63	$8.22	$13.71	$13.01	
Number of accumulation units outstanding at end of period	23,400	16,963	12,540	67,196	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$9.66	$11.63	$11.09	$10.55	
Value at end of period	$11.28	$9.66	$11.63	$11.09	
Number of accumulation units outstanding at end of period	6,531	5,921	6,466	30,471	
ING STOCK INDEX PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period			$13.23	$12.23	
Value at end of period			$13.88	$13.23	
Number of accumulation units outstanding at end of period			0	61,037	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.39	$14.96	$14.19	$13.14	$12.94
Value at end of period	$13.38	$11.39	$14.96	$14.19	$13.14
Number of accumulation units outstanding at end of period	220	417	629	734	873
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.96	$14.07	$13.44	$11.91	$11.66
Value at end of period	$11.18	$8.96	$14.07	$13.44	$11.91
Number of accumulation units outstanding at end of period	1,090	3,378	3,376	8,061	8,301
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.91	$14.31	$13.61	$12.29	$12.09
Value at end of period	$12.03	$9.91	$14.31	$13.61	$12.29
Number of accumulation units outstanding at end of period	3,162	3,585	3,904	3,905	4,600
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$9.44	$13.07	$13.26		
Value at end of period	$12.54	$9.44	$13.07		
Number of accumulation units outstanding at end of period	5,079	4,535	4,219		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$7.78	$14.13	$12.16	$11.53	$10.26
Value at end of period	$11.36	$7.78	$14.13	$12.16	$11.53
Number of accumulation units outstanding at end of period	32,557	39,391	52,730	63,035	325,081
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period			$18.33	$16.75	
Value at end of period			$18.83	$18.33	
Number of accumulation units outstanding at end of period			0	45,876	

CFI 53

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.90	$17.19	$15.70	$13.90	$13.02
Value at end of period	$14.11	$9.90	$17.19	$15.70	$13.90
Number of accumulation units outstanding at end of period	7,551	10,910	26,614	27,674	31,151
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$6.33	$10.21			
Value at end of period	$8.33	$6.33			
Number of accumulation units outstanding at end of period	5,041	5,717			
ING THORNBURG VALUE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$8.43	$14.03	$13.13	$11.28	$11.14
Value at end of period	$12.15	$8.43	$14.03	$13.13	$11.28
Number of accumulation units outstanding at end of period	2,173	2,015	3,687	4,909	6,205
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$7.88	$13.12	$13.01	$11.40	$11.18
Value at end of period	$10.34	$7.88	$13.12	$13.01	$11.40
Number of accumulation units outstanding at end of period	7,142	7,130	7,349	7,581	7,768
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$9.22	$14.56	$14.96	$12.95	$12.19
Value at end of period	$11.81	$9.22	$14.56	$14.96	$12.95
Number of accumulation units outstanding at end of period	406	317	248	191	37
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$9.84	$12.48	$12.09	$11.15	$10.63
Value at end of period	$12.03	$9.84	$12.48	$12.09	$11.15
Number of accumulation units outstanding at end of period	13,962	16,732	35,553	39,629	736,384
JANUS ASPEN ENTERPRISE PORTFOLIO					
Value at beginning of period	$10.69	$7.95	$11.097	$18.429	$27.178
Value at end of period	$12.83	$10.69	$7.95	$11.097	$18.429
Number of accumulation units outstanding at end of period	113,096	132,200	147,507	161,688	169,466
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$9.47	$15.66	$15.63	$13.97	$12.41
Value at end of period	$11.94	$9.47	$15.66	$15.63	$13.97
Number of accumulation units outstanding at end of period	672	1,591	2,882	5,928	73,913
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$10.79	$17.42	$18.12		
Value at end of period	$14.78	$10.79	$17.42		
Number of accumulation units outstanding at end of period	2,129	1,881	1,676		
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$11.31	$12.21	$11.09	$10.84	
Value at end of period	$13.34	$11.31	$12.21	$11.09	
Number of accumulation units outstanding at end of period	2,179	1,243	1,151	73,266	
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$5.33	$12.81	$9.69		
Value at end of period	$9.28	$5.33	$12.81		
Number of accumulation units outstanding at end of period	0	96	21		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
PIONEER HIGH YIELD VCT PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$7.98	$12.41	$12.64		
Value at end of period	$12.77	$7.98	$12.41		
Number of accumulation units outstanding at end of period	122	91	71		
TEMPLETON GLOBAL BOND FUND					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$22.58	$21.32	$21.55		
Value at end of period	$26.74	$22.58	$21.32		
Number of accumulation units outstanding at end of period	997	1,022	945		
THE BOND FUND OF AMERICA^{SM}					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$9.50				
Value at end of period	$10.01				
Number of accumulation units outstanding at end of period	1,053				
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$9.18	$15.13	$13.69	$12.39	$11.87
Value at end of period	$12.31	$9.18	$15.13	$13.69	$12.39
Number of accumulation units outstanding at end of period	1,517	1,336	1,181	409	409
WANGER SELECT					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$8.34	$16.43	$15.07	$14.07	
Value at end of period	$13.81	$8.34	$16.43	$15.07	
Number of accumulation units outstanding at end of period	1,394	1,294	1,002	43,102	
WANGER USA					
(Funds were first received in this option during May 2006)					
Value at beginning of period			$13.88	$13.99	
Value at end of period			$14.57	$13.88	
Number of accumulation units outstanding at end of period			0	30,654	
WASHINGTON MUTUAL INVESTORS FUND^{SM}					
(Funds were first received in this option during December 2007)					
Value at beginning of period		$13.66	$13.86		
Value at end of period		$9.10	$13.66		
Number of accumulation units outstanding at end of period		0	1,609		

TABLE 8

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003
AIM MID CAP CORE EQUITY FUND							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$10.08						
Value at end of period	$12.33						
Number of accumulation units outstanding at end of period	4,215						

CFI 55

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$7.10	$12.40	$12.78				
Value at end of period	$8.56	$7.10	$12.40				
Number of accumulation units outstanding at end of period	15,681	16,872	9,071				
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$7.96	$11.44	$11.70				
Value at end of period	$10.18	$7.96	$11.44				
Number of accumulation units outstanding at end of period	18,002	14,950	11,140				
AMANA GROWTH FUND							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$7.97						
Value at end of period	$9.69						
Number of accumulation units outstanding at end of period	4,402						
AMANA INCOME FUND							
(Funds were first received in this option during June 2009)							
Value at beginning of period	$8.29						
Value at end of period	$9.98						
Number of accumulation units outstanding at end of period	3,175						
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$10.50						
Value at end of period	$10.75						
Number of accumulation units outstanding at end of period	365						
ARTISAN INTERNATIONAL FUND							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$5.81	$5.74					
Value at end of period	$8.09	$5.81					
Number of accumulation units outstanding at end of period	1,148	32					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$12.44						
Value at end of period	$12.67						
Number of accumulation units outstanding at end of period	361						
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$13.40	$19.59	$19.14	$17.66	$16.79	$15.57	$14.20
Value at end of period	$16.72	$13.40	$19.59	$19.14	$17.66	$16.79	$15.57
Number of accumulation units outstanding at end of period	5,287	5,471	1,199	97,691	100,951	91,689	65,250
COLUMBIA MID CAP VALUE FUND (CLASS A)							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$6.36						
Value at end of period	$8.05						
Number of accumulation units outstanding at end of period	118						
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.81	$19.95	$16.85	$13.88	$12.84		
Value at end of period	$16.37	$11.81	$19.95	$16.85	$13.88		
Number of accumulation units outstanding at end of period	87,379	39,584	26,260	9,813	7,842		

	2009	2008	2007	2006	2005	2004	2003
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$15.63	$22.99	$23.65				
Value at end of period	$20.21	$15.63	$22.99				
Number of accumulation units outstanding at end of period	25,493	23,182	20,060				
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$20.69	$36.14	$30.86	$27.73	$23.81	$20.70	$18.01
Value at end of period	$27.97	$20.69	$36.14	$30.86	$27.73	$23.81	$20.70
Number of accumulation units outstanding at end of period	179,245	150,860	86,087	774,715	669,414	478,760	350,626
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$14.30	$25.04	$24.76	$20.69	$19.62	$17.66	$15.16
Value at end of period	$18.55	$14.30	$25.04	$24.76	$20.69	$19.62	$17.66
Number of accumulation units outstanding at end of period	122,797	125,190	118,401	531,263	525,707	365,387	282,497
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$12.35	$23.47	$24.14				
Value at end of period	$15.78	$12.35	$23.47				
Number of accumulation units outstanding at end of period	77,201	59,880	31,461				
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$13.85	$24.75	$25.32				
Value at end of period	$17.46	$13.85	$24.75				
Number of accumulation units outstanding at end of period	17,914	14,940	4,118				
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$12.40	$18.59	$18.93				
Value at end of period	$15.95	$12.40	$18.59				
Number of accumulation units outstanding at end of period	62,253	27,274	14,164				
FUNDAMENTAL INVESTORS℠							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$6.13	$9.04					
Value at end of period	$8.14	$6.13					
Number of accumulation units outstanding at end of period	81,611	3,433					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$11.58	$15.84	$16.28				
Value at end of period	$15.66	$11.58	$15.84				
Number of accumulation units outstanding at end of period	13,177	10,979	1,764				
ING ARTIO FOREIGN PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$11.31	$20.15	$19.03				
Value at end of period	$13.55	$11.31	$20.15				
Number of accumulation units outstanding at end of period	80,612	59,974	37,480				
ING BALANCED PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$16.18	$22.60	$21.49	$19.62	$18.89	$17.34	$15.77
Value at end of period	$19.22	$16.18	$22.60	$21.49	$19.62	$18.89	$17.34
Number of accumulation units outstanding at end of period	29,955	22,300	17,237	231,588	228,347	174,003	113,358

	2009	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**
ING BARON ASSET PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$6.46	$11.01	$11.25				
Value at end of period	$8.64	$6.46	$11.01				
Number of accumulation units outstanding at end of period	3,085	1,863	1,250				
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$11.23	$19.20	$19.68				
Value at end of period	$15.13	$11.23	$19.20				
Number of accumulation units outstanding at end of period	56,955	45,355	5,573				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$6.38	$10.49	$10.70				
Value at end of period	$8.30	$6.38	$10.49				
Number of accumulation units outstanding at end of period	98,451	83,057	18,428				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$3.17	$5.28	$5.50				
Value at end of period	$4.82	$3.17	$5.28				
Number of accumulation units outstanding at end of period	101,809	80,421	56,970				
ING CLARION GLOBAL REAL ESTATE PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$6.72	$9.75					
Value at end of period	$8.95	$6.72					
Number of accumulation units outstanding at end of period	147,419	101,467					
ING CLARION REAL ESTATE PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$6.21	$10.13	$12.37	$10.43			
Value at end of period	$8.40	$6.21	$10.13	$12.37			
Number of accumulation units outstanding at end of period	75,264	32,634	3,913	4,012			
ING COLUMBIA SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$6.82	$7.43					
Value at end of period	$8.47	$6.82					
Number of accumulation units outstanding at end of period	4,031	378					
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$13.40	$22.13	$22.47				
Value at end of period	$17.56	$13.40	$22.13				
Number of accumulation units outstanding at end of period	13,574	11,013	3,541				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.82	$13.82	$13.89				
Value at end of period	$11.74	$9.82	$13.82				
Number of accumulation units outstanding at end of period	24,728	16,027	7,533				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$9.16	$15.11	$13.25	$12.59			
Value at end of period	$12.70	$9.16	$10.13	$13.25			
Number of accumulation units outstanding at end of period	14,866	5,152	2,466	144			

CFI 58

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$7.99	$13.59	$13.63				
Value at end of period	$10.94	$7.99	$13.59				
Number of accumulation units outstanding at end of period	238,320	174,591	95,416				
ING GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$11.64	$18.73	$17.51	$15.40	$14.30	$13.24	$11.55
Value at end of period	$15.10	$11.64	$18.73	$17.51	$15.40	$14.30	$13.24
Number of accumulation units outstanding at end of period	34,971	27,237	19,092	232,598	215,710	209,927	185,235
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$15.41	$24.64	$23.55	$20.64	$19.66	$17.85	$15.70
Value at end of period	$18.91	$15.41	$24.64	$23.55	$20.64	$19.66	$17.85
Number of accumulation units outstanding at end of period	128,222	103,897	89,908	518,308	507,655	466,832	401,591
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$15.64	$25.15	$23.93	$21.95	$19.83	$17.08	$14.67
Value at end of period	$20.51	$15.64	$25.15	$23.93	$21.95	$19.83	$17.08
Number of accumulation units outstanding at end of period	185,234	180,886	133,179	247,354	273,044	149,928	98,071
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$11.65	$17.61	$18.85	$16.63	$16.06		
Value at end of period	$14.48	$11.65	$17.61	$18.85	$16.63		
Number of accumulation units outstanding at end of period	123,368	102,558	78,994	1,594	2,436		
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$17.28	$18.95	$17.95	$17.32	$17.41		
Value at end of period	$19.20	$17.28	$18.95	$17.95	$17.32		
Number of accumulation units outstanding at end of period	75,955	59,371	39,363	2,902	5,538		
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during October 2008)							
Value at beginning of period	$5.95	$5.74					
Value at end of period	$7.58	$5.95					
Number of accumulation units outstanding at end of period	16,274	920					
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$11.06	$19.40	$17.17	$13.32	$12.22	$10.45	$8.69
Value at end of period	$14.01	$11.06	$19.40	$17.17	$13.32	$12.22	$10.45
Number of accumulation units outstanding at end of period	141,199	151,769	124,250	233,174	240,381	75,770	44,119
ING JANUS CONTRARIAN PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$5.82	$8.58					
Value at end of period	$7.91	$5.82					
Number of accumulation units outstanding at end of period	18,256	2,332					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$12.21	$25.15	$19.93				
Value at end of period	$20.86	$12.21	$25.15				
Number of accumulation units outstanding at end of period	21,304	13,533	7,534				

	2009	2008	2007	2006	2005	2004	2003
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$12.23	$18.34	$18.69				
Value at end of period	$15.31	$12.23	$18.34				
Number of accumulation units outstanding at end of period	17,117	14,212	5,083				
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.02	$12.92	$13.51				
Value at end of period	$11.43	$9.02	$12.92				
Number of accumulation units outstanding at end of period	1,623	1,587	813				
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$7.11	$11.75	$11.99	$10.91	$9.83	$9.00	$7.80
Value at end of period	$9.37	$7.11	$11.75	$11.99	$10.91	$9.83	$9.00
Number of accumulation units outstanding at end of period	33,774	31,152	22,319	357,093	354,299	325,709	294,978
ING LORD ABBETT AFFILIATED PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$7.15	$11.28	$11.19				
Value at end of period	$8.47	$7.15	$11.28				
Number of accumulation units outstanding at end of period	64,038	55,548	21,311				
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$6.60	$10.23					
Value at end of period	$8.51	$6.60					
Number of accumulation units outstanding at end of period	9,939	8,684					
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.33	$18.55	$19.05				
Value at end of period	$12.78	$9.33	$18.55				
Number of accumulation units outstanding at end of period	10,762	9,401	5,407				
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.20	$15.78	$15.23	$13.66	$13.60		
Value at end of period	$14.33	$12.20	$15.78	$15.23	$13.66		
Number of accumulation units outstanding at end of period	23,090	20,096	6,013	1,731	277		
ING MFS UTILITIES PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$11.77	$18.97	$14.95	$12.51			
Value at end of period	$15.56	$11.77	$18.97	$14.95			
Number of accumulation units outstanding at end of period	26,348	23,010	13,930	101			
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.72	$15.65	$15.32				
Value at end of period	$13.69	$9.72	$15.65				
Number of accumulation units outstanding at end of period	12,313	14,662	5,142				
ING MONEY MARKET PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$15.14	$14.81	$14.71				
Value at end of period	$15.13	$15.14	$14.81				
Number of accumulation units outstanding at end of period	341,673	254,245	129,806				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.70	$14.64	$15.15				
Value at end of period	$12.55	$8.70	$14.64				
Number of accumulation units outstanding at end of period	214,530	198,508	90,445				
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$10.04	$11.80	$11.74	$10.19	$10.01		
Value at end of period	$12.02	$10.04	$11.80	$11.01	$10.19		
Number of accumulation units outstanding at end of period	121,301	110,126	37,380	569,482	519,153		
ING OPPORTUNISTIC LARGECAP PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$15.44	$24.08	$24.14				
Value at end of period	$17.70	$15.44	$24.08				
Number of accumulation units outstanding at end of period	88,366	17,463	5,694				
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.04	$11.72	$11.77				
Value at end of period	$13.46	$9.04	$11.72				
Number of accumulation units outstanding at end of period	21,216	10,278	7,059				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$13.24	$13.32	$13.01				
Value at end of period	$14.85	$13.24	$13.32				
Number of accumulation units outstanding at end of period	392,370	315,702	97,501				
ING PIONEER EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$6.43	$9.24	$9.42				
Value at end of period	$7.22	$6.43	$9.24				
Number of accumulation units outstanding at end of period	261,845	220,248	68,139				
ING PIONEER FUND PORTFOLIO							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$7.43	$11.39	$10.86	$10.54			
Value at end of period	$9.21	$7.43	$11.39	$10.86			
Number of accumulation units outstanding at end of period	10,616	8,761	4,202	118			
ING PIONEER HIGH YIELD PORTFOLIO							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$7.91	$11.24	$10.64	$10.28			
Value at end of period	$13.16	$7.91	$11.24	$10.64			
Number of accumulation units outstanding at end of period	18,607	3,690	3,977	200			
ING PIONEER MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$7.50	$11.22	$11.33				
Value at end of period	$9.37	$7.50	$11.22				
Number of accumulation units outstanding at end of period	42,012	37,964	20,338				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$10.72						
Value at end of period	$12.60						
Number of accumulation units outstanding at end of period	782						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$6.66	$9.09					
Value at end of period	$8.21	$6.66					
Number of accumulation units outstanding at end of period	11,087	1,507					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$10.07						
Value at end of period	$11.89						
Number of accumulation units outstanding at end of period	951						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$11.43						
Value at end of period	$12.89						
Number of accumulation units outstanding at end of period	3,042						
ING RUSSELL™ MID CAP INDEX PORTFOLIO							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$5.95	$6.57					
Value at end of period	$8.30	$5.95					
Number of accumulation units outstanding at end of period	2,136	379					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$6.99	$9.72					
Value at end of period	$8.81	$6.99					
Number of accumulation units outstanding at end of period	3,147	505					
ING SMALL CAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 2003)							
Value at beginning of period	$6.66	$10.21	$9.31	$8.30	$7.64	$6.96	$5.90
Value at end of period	$8.69	$6.66	$10.21	$9.31	$8.30	$7.64	$6.96
Number of accumulation units outstanding at end of period	4,903	11,905	8,290	54,942	78,167	78,599	49,377
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during April 2003)							
Value at beginning of period	$21.72	$31.63	$29.99	$25.78	$23.47	$20.60	$17.85
Value at end of period	$27.60	$21.72	$31.63	$29.99	$25.78	$23.47	$20.60
Number of accumulation units outstanding at end of period	45,122	48,123	49,601	264,700	275,222	219,573	196,624
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.00	$12.35	$12.51				
Value at end of period	$10.96	$9.00	$12.35				
Number of accumulation units outstanding at end of period	81,021	31,167	438				
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.45	$12.82	$13.08				
Value at end of period	$10.58	$8.45	$12.82				
Number of accumulation units outstanding at end of period	123,122	45,788	7,856				
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.33	$13.27	$13.58				
Value at end of period	$10.64	$8.33	$13.27				
Number of accumulation units outstanding at end of period	87,228	30,562	3,338				

CFI 62

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.20	$13.69	$14.03				
Value at end of period	$10.61	$8.20	$13.69				
Number of accumulation units outstanding at end of period	51,178	20,619	441				
ING SOLUTION GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during April 2009)							
Value at beginning of period	$7.55						
Value at end of period	$9.20						
Number of accumulation units outstanding at end of period	592						
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.64	$11.61	$11.66				
Value at end of period	$11.25	$9.64	$11.61				
Number of accumulation units outstanding at end of period	4,426	1,170	378				
ING STOCK INDEX PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$8.68	$13.85	$14.05				
Value at end of period	$10.91	$8.68	$13.85				
Number of accumulation units outstanding at end of period	34,100	913	108				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$14.75	$19.37	$18.38	$17.03	$16.47	$15.31	$14.11
Value at end of period	$17.31	$14.75	$19.37	$18.38	$17.03	$16.47	$15.31
Number of accumulation units outstanding at end of period	32,861	52,219	65,929	113,364	123,459	65,778	59,349
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$13.19	$20.71	$19.79	$17.56	$16.60	$14.88	$13.21
Value at end of period	$16.45	$13.19	$20.71	$19.79	$17.56	$16.60	$14.88
Number of accumulation units outstanding at end of period	15,333	24,459	15,919	136,575	113,931	78,332	66,223
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$13.70	$19.79	$18.84	$17.01	$16.31	$14.86	$13.43
Value at end of period	$16.63	$13.70	$19.79	$18.84	$17.01	$16.31	$14.86
Number of accumulation units outstanding at end of period	55,554	59,917	67,164	340,525	330,100	225,213	184,581
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.43	$13.05	$13.19				
Value at end of period	$12.51	$9.43	$13.05				
Number of accumulation units outstanding at end of period	158,513	80,885	37,437				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$7.77	$13.72	$14.02				
Value at end of period	$11.33	$7.77	$13.72				
Number of accumulation units outstanding at end of period	115,094	102,984	55,809				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$12.03	$18.78	$18.30	$16.20			
Value at end of period	$14.98	$12.03	$18.78	$18.30			
Number of accumulation units outstanding at end of period	39,701	20,903	5,556	589			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$15.02	$26.09	$23.83	$21.12	$19.97	$18.23	$16.07
Value at end of period	$21.38	$15.02	$26.09	$23.83	$21.12	$19.97	$18.23
Number of accumulation units outstanding at end of period	96,011	88,084	16,767	222,140	217,509	182,857	134,385
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$6.32	$10.21					
Value at end of period	$8.32	$6.32					
Number of accumulation units outstanding at end of period	21,186	17,868					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$6.82	$11.34	$11.64				
Value at end of period	$8.98	$6.82	$11.34				
Number of accumulation units outstanding at end of period	1,899	1,758	404				
ING THORNBURG VALUE PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$12.31	$20.51	$19.20	$16.50	$16.31	$14.51	$12.99
Value at end of period	$17.74	$12.31	$20.51	$19.20	$16.50	$16.31	$14.51
Number of accumulation units outstanding at end of period	11,385	9,542	7,893	121,359	124,241	117,535	105,145
ING U.S. BOND INDEX® PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$10.24	$9.86					
Value at end of period	$10.80	$10.24					
Number of accumulation units outstanding at end of period	5,736	1,778					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$7.88	$13.13	$13.03	$11.42	$10.49	$9.18	$8.20
Value at end of period	$10.34	$7.88	$13.13	$13.03	$11.42	$10.49	$9.18
Number of accumulation units outstanding at end of period	5,265	5,858	6,011	106,062	99,660	82,380	66,039
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.19	$14.52	$15.04				
Value at end of period	$11.76	$9.19	$14.52				
Number of accumulation units outstanding at end of period	12,922	11,514	7,932				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.81	$12.85	$12.71				
Value at end of period	$11.62	$9.81	$12.85				
Number of accumulation units outstanding at end of period	68,992	80,135	52,484				
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.85	$13.11	$13.43				
Value at end of period	$10.93	$8.85	$13.11				
Number of accumulation units outstanding at end of period	10,719	5,169	2,053				
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$6.79	$10.14	$10.36				
Value at end of period	$8.80	$6.79	$10.14				
Number of accumulation units outstanding at end of period	545	505	216				

	2009	2008	2007	2006	2005	2004	2003
LAZARD U.S. MID CAP EQUITY PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$5.38	$8.79	$9.30				
Value at end of period	$7.41	$5.38	$8.79				
Number of accumulation units outstanding at end of period	180	92	8				
LOOMIS SAYLES SMALL CAP VALUE FUND							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$7.19	$6.15					
Value at end of period	$9.20	$7.19					
Number of accumulation units outstanding at end of period	2,941	14					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.43	$15.61	$16.23				
Value at end of period	$11.89	$9.43	$15.61				
Number of accumulation units outstanding at end of period	26,704	23,024	7,888				
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$7.00	$11.50	$12.12				
Value at end of period	$9.08	$7.00	$11.50				
Number of accumulation units outstanding at end of period	4,777	3,468	2,423				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.76	$17.39	$15.06	$12.61	$12.09		
Value at end of period	$14.73	$10.76	$17.39	$15.06	$12.61		
Number of accumulation units outstanding at end of period	29,457	24,554	22,131	10,731	9,163		
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$36.18	$69.89	$71.03				
Value at end of period	$65.48	$36.18	$69.89				
Number of accumulation units outstanding at end of period	57,138	43,790	34,935				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.23	$13.29	$13.85				
Value at end of period	$11.24	$8.23	$13.29				
Number of accumulation units outstanding at end of period	7,363	3,435	1,759				
PAX WORLD BALANCED FUND							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$9.55	$13.83	$13.92				
Value at end of period	$11.54	$9.55	$13.83				
Number of accumulation units outstanding at end of period	46,979	39,453	41,504				
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.29	$12.19	$11.07	$11.03	$11.19		
Value at end of period	$13.31	$11.29	$12.19	$11.07	$11.03		
Number of accumulation units outstanding at end of period	247,264	173,754	70,439	1,461	1,597		
PIONEER EMERGING MARKETS VCT PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$5.33	$12.80	$11.71				
Value at end of period	$9.27	$5.33	$12.80				
Number of accumulation units outstanding at end of period	32,784	14,770	12,036				

	2009	2008	2007	2006	2005	2004	2003
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$7.97	$12.38	$11.75	$10.87	$10.78		
Value at end of period	$12.73	$7.97	$12.38	$11.75	$10.87		
Number of accumulation units outstanding at end of period	18,192	11,734	8,294	129	129		
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND							
(Funds were first received in this option during November 2008)							
Value at beginning of period	$6.21	$6.49					
Value at end of period	$7.87	$6.21					
Number of accumulation units outstanding at end of period	13,829	391					
SMALLCAP WORLD FUND®							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$5.48	$8.63					
Value at end of period	$8.38	$5.48					
Number of accumulation units outstanding at end of period	18,329	2,903					
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$22.49	$21.25	$20.22				
Value at end of period	$26.63	$22.49	$21.25				
Number of accumulation units outstanding at end of period	152,510	114,313	47,534				
THE BOND FUND OF AMERICA℠							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$8.74	$9.96					
Value at end of period	$10.00	$8.74					
Number of accumulation units outstanding at end of period	5,176	1,903					
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$9.16	$15.10	$13.67	$12.38	$11.77		
Value at end of period	$12.28	$9.16	$15.10	$13.67	$12.38		
Number of accumulation units outstanding at end of period	101,314	80,865	49,918	12,388	9,289		
WANGER INTERNATIONAL							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$5.71	$10.54	$10.28				
Value at end of period	$8.52	$5.71	$10.54				
Number of accumulation units outstanding at end of period	17,371	5,299	2,962				
WANGER SELECT							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.32	$16.40	$17.07				
Value at end of period	$13.77	$8.32	$16.40				
Number of accumulation units outstanding at end of period	21,712	20,392	13,552				
WANGER USA							
(Funds were first received in this option during November 2007)							
Value at beginning of period	$8.74	$14.55	$14.86				
Value at end of period	$12.38	$8.74	$14.55				
Number of accumulation units outstanding at end of period	23,234	21,376	18,321				
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$9.07	$13.63	$13.17	$11.21	$11.15		
Value at end of period	$10.76	$9.07	$13.63	$13.17	$11.21		
Number of accumulation units outstanding at end of period	79,484	52,509	42,462	1,659	500		

Condensed Financial Information (continued)

TABLE 9

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$13.26	$23.18	$19.80	$17.80	$15.29	$13.30	$10.40	$11.527	$13.195	$14.194
Value at end of period	$17.92	$13.26	$23.18	$19.80	$17.80	$15.29	$13.30	$10.40	$11.527	$13.195
Number of accumulation units outstanding at end of period	1,476	1,473	1,482	1,599	1,665	659,807	480,452	762,484	591,945	367,939
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.34	$16.36	$16.19	$13.53	$12.83	$11.56	$8.91	$10.776	$11.389	$10.552
Value at end of period	$12.11	$9.34	$16.36	$16.19	$13.53	$12.83	$11.56	$8.91	$10.776	$11.389
Number of accumulation units outstanding at end of period	47	47	47	221	216	314,974	210,213	464,506	325,194	162,442
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$8.53	$16.23	$12.84	$12.07	$11.46	$11.13	$8.42	$12.10	$14.76	$16.655
Value at end of period	$10.90	$8.53	$16.23	$12.84	$12.07	$11.46	$11.13	$8.42	$12.10	$14.76
Number of accumulation units outstanding at end of period	278	278	278	524	487	559,933	481,243	362,534	280,104	130,483
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$9.88	$17.67	$15.13	$12.87	$10.86	$9.60	$6.73	$8.475	$10.799	$13.41
Value at end of period	$12.45	$9.88	$17.67	$15.13	$12.87	$10.86	$9.60	$6.73	$8.475	$10.799
Number of accumulation units outstanding at end of period	16	16	16	16	44	44,140	45,980	26,911	20,632	11,728
ING BALANCED PORTFOLIO										
Value at beginning of period	$11.20	$15.65	$14.89	$13.60	$13.11	$12.03	$10.17	$11.389	$11.943	$12.064
Value at end of period	$13.30	$11.20	$15.65	$14.89	$13.60	$13.11	$12.03	$10.17	$11.389	$11.943
Number of accumulation units outstanding at end of period	37	37	37	39	39	113,110	95,340	208,793	174,642	106,920
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.38	$10.49	$10.69							
Value at end of period	$8.29	$6.38	$10.49							
Number of accumulation units outstanding at end of period	820	1,200	1,201							
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.98	$13.58	$9.69							
Value at end of period	$10.92	$7.98	$13.58							
Number of accumulation units outstanding at end of period	210	210	210							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$7.02	$11.31	$10.57	$9.30	$8.64	$8.01	$6.38	$8.544	$10.518	$11.867
Value at end of period	$9.10	$7.02	$11.31	$10.57	$9.30	$8.64	$8.01	$6.38	$8.544	$10.518
Number of accumulation units outstanding at end of period	2,710	2,983	3,132	3,605	3,751	445,802	463,259	768,288	847,662	396,366
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.16	$14.66	$14.02	$12.29	$11.72	$10.64	$8.48	$10.85	$12.618	$13.991
Value at end of period	$11.24	$9.16	$14.66	$14.02	$12.29	$11.72	$10.64	$8.48	$10.85	$12.618
Number of accumulation units outstanding at end of period	733	721	711	730	716	423,974	401,289	868,406	677,370	398,208
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.97	$16.43	$15.57	$15.03	$14.64	$14.02	$13.25	$12.284	$11.348	$10.396
Value at end of period	$16.63	$14.97	$16.43	$15.57	$15.03	$14.64	$14.02	$13.25	$12.284	$11.348
Number of accumulation units outstanding at end of period	854	809	767	745	704	172,294	140,681	146,054	91,516	20,187
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.10	$10.07	$10.28	$9.36	$8.44	$7.73	$5.62	$8.723	$11.716	$16.525
Value at end of period	$8.03	$6.10	$10.07	$10.28	$9.36	$8.44	$7.73	$5.62	$8.723	$11.716
Number of accumulation units outstanding at end of period	854	869	870	870	870	89,165	103,792	371,888	329,340	194,901

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.83	$13.53	$12.93	$12.38	$12.07	$12.00	$11.95	$11.809	$11.413	$10.777
Value at end of period	$13.81	$13.83	$13.53	$12.93	$12.38	$12.07	$12.00	$11.95	$11.809	$11.413
Number of accumulation units outstanding at end of period	335	335	54	54	54	99,433	109,629	132,966	106,827	28,641
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$8.69	$14.62	$13.78	$11.73	$10.03					
Value at end of period	$12.07	$8.69	$14.62	$13.78	$11.73					
Number of accumulation units outstanding at end of period	1,975	2,187	2,211	2,750	2,877					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.91	$11.90	$10.88	$10.08	$9.89					
Value at end of period	$11.99	$9.91	$11.90	$10.88	$10.08					
Number of accumulation units outstanding at end of period	11	11	11	11	50					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$10.14	$15.82	$15.42	$13.35	$12.53	$11.43	$9.21	$12.502	$13.895	$12.665
Value at end of period	$11.62	$10.14	$15.82	$15.42	$13.35	$12.53	$11.43	$9.21	$12.502	$13.895
Number of accumulation units outstanding at end of period	185	124	124	61	58	21,558	23,686	29,195	29,098	9,566
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$14.46	$21.07	$19.99	$17.19	$15.66	$13.75	$10.05	$13.147	$12.699	$11.953
Value at end of period	$18.37	$14.46	$21.07	$19.99	$17.19	$15.66	$13.75	$10.05	$13.147	$12.699
Number of accumulation units outstanding at end of period	454	454	454	454	475	91,184	101,741	304,893	210,231	122,374
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$11.27	$14.81	$14.06	$13.04	$12.61	$11.73	$10.37	$10.889	$11.204	$10.738
Value at end of period	$13.23	$11.27	$14.81	$14.06	$13.04	$12.61	$11.73	$10.37	$10.889	$11.204
Number of accumulation units outstanding at end of period	21	21	21	21	21	9,124	11,019	77,971	67,498	45,064
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$9.81	$14.17	$13.49	$12.19	$11.70	$10.66	$8.96	$9.952	$10.749	$10.752
Value at end of period	$11.89	$9.81	$14.17	$13.49	$12.19	$11.70	$10.66	$8.96	$9.952	$10.749
Number of accumulation units outstanding at end of period	34	34	34	34	34	7,732	10,544	232,498	190,722	140,545
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$7.75	$13.70	$12.14	$11.17	$9.81					
Value at end of period	$11.30	$7.75	$13.70	$12.14	$11.17					
Number of accumulation units outstanding at end of period	946	892	841	952	951					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$9.80	$17.03	$15.56	$13.80	$13.05	$11.92	$9.15	$11.976	$13.399	$13.464
Value at end of period	$13.94	$9.80	$17.03	$15.56	$13.80	$13.05	$11.92	$9.15	$11.976	$13.399
Number of accumulation units outstanding at end of period	362	361	361	558	532	90,993	83,327	213,155	184,736	103,238
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.32	$10.20								
Value at end of period	$8.32	$6.32								
Number of accumulation units outstanding at end of period	147	153								
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$8.34	$13.90	$13.02	$11.19	$11.07	$9.85	$7.73	$11.114	$14.838	$15.809
Value at end of period	$12.01	$8.34	$13.90	$13.02	$11.19	$11.07	$9.85	$7.73	$11.114	$14.838
Number of accumulation units outstanding at end of period	4	6	6	78	78	22,876	26,301	156,206	131,701	69,690
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.79	$13.00	$12.90	$11.32	$10.39	$9.10	$7.31	$9.782	$12.42	$13.061
Value at end of period	$10.22	$7.79	$13.00	$12.90	$11.32	$10.39	$9.10	$7.31	$9.782	$12.42
Number of accumulation units outstanding at end of period	725	849	848	851	957	45,064	47,768	106,181	108,893	63,659

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$9.49	$12.45	$12.07	$10.76	$9.99					
Value at end of period	$11.60	$9.49	$12.45	$12.07	$10.76					
Number of accumulation units outstanding at end of period	131	147	183	183	313					
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$36.02	$69.63	$69.63							
Value at end of period	$65.17	$36.02	$69.63							
Number of accumulation units outstanding at end of period	82	82	82							
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$5.32	$12.80	$12.80							
Value at end of period	$9.26	$5.32	$12.80							
Number of accumulation units outstanding at end of period	448	448	448							

TABLE 10

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$7.03	$12.29	$11.03	$10.43	$9.30					
Value at end of period	$8.47	$7.03	$12.29	$11.03	$10.43					
Number of accumulation units outstanding at end of period	34,124	23,865	12,557	23,327	13,718					
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$7.89	$11.35	$10.55	$9.08	$8.58					
Value at end of period	$10.07	$7.89	$11.35	$10.55	$9.08					
Number of accumulation units outstanding at end of period	36,216	34,384	19,827	19,517	9,720					
ALGER GREEN FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.38									
Value at end of period	$13.02									
Number of accumulation units outstanding at end of period	1,359									
AMANA GROWTH FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$9.03									
Value at end of period	$9.68									
Number of accumulation units outstanding at end of period	3,585									
AMANA INCOME FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$9.43									
Value at end of period	$9.97									
Number of accumulation units outstanding at end of period	1,604									

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period										$10.20
Value at end of period										$10.75
Number of accumulation units outstanding at end of period										8,279
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.94	$5.80
Value at end of period									$5.80	$8.07
Number of accumulation units outstanding at end of period									3,808	3,790
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.09	$12.84	$13.90	$14.21	$9.71
Value at end of period						$12.84	$13.90	$14.21	$9.71	$12.11
Number of accumulation units outstanding at end of period						15,497	13,936	6,215	11,277	13,253
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.96	$6.11
Value at end of period									$6.11	$8.04
Number of accumulation units outstanding at end of period									239	343
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$12.77	$13.86	$16.80	$19.88	$11.75
Value at end of period						$13.86	$16.80	$19.88	$11.75	$16.27
Number of accumulation units outstanding at end of period						533	410,203	1,011,770	1,541,793	1,915,626
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$21.98	$24.96	$22.82	$15.50
Value at end of period							$24.96	$2,282.00	$15.50	$20.03
Number of accumulation units outstanding at end of period							42,076	6,236	6,634	13,845
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$15.91	$18.53	$20.60	$24.10	$13.78
Value at end of period						$18.53	$20.60	$24.10	$13.78	$18.61
Number of accumulation units outstanding at end of period						691,573	1,082,527	1,753,796	2,189,447	2,280,121
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$13.03	$14.01	$16.76	$16.93	$9.66
Value at end of period						$14.01	$16.76	$16.93	$9.66	$12.52
Number of accumulation units outstanding at end of period						783,937	682,997	1,241,963	1,444,799	1,418,008
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.51	$12.63	$13.42	$16.96	$8.91
Value at end of period						$12.63	$13.42	$16.96	$8.91	$11.38
Number of accumulation units outstanding at end of period						501,786	451,275	245,182	327,083	417,864
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.43	$13.83	$16.25	$18.96	$10.60
Value at end of period						$13.83	$16.25	$18.96	$10.60	$13.35
Number of accumulation units outstanding at end of period						89,333	56,984	45,025	50,712	43,425

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$15.00	$16.34	$19.01	$18.47	$12.31
Value at end of period						$16.34	$19.01	$18.47	$12.31	$15.82
Number of accumulation units outstanding at end of period						18,025	155,795	637,501	808,893	835,057
FUNDAMENTAL INVESTORS^SM										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.08	$6.13
Value at end of period									$6.13	$8.13
Number of accumulation units outstanding at end of period									4,779	20,641
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$13.07	$14.19	$16.30	$15.75	$11.51
Value at end of period						$14.19	$16.30	$15.75	$11.51	$15.54
Number of accumulation units outstanding at end of period						8,193	18,387	13,680	27,666	143,705
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$14.45	$17.32	$20.07	$11.26
Value at end of period							$17.32	$20.07	$11.26	$13.47
Number of accumulation units outstanding at end of period							29,039	401,617	342,688	232,508
ING BALANCED PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$13.43	$14.08	$15.40	$16.18	$11.58
Value at end of period						$14.08	$15.40	$16.18	$11.58	$13.73
Number of accumulation units outstanding at end of period						914,919	612,966	345,032	336,347	286,440
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.22	$10.14	$10.99	$6.44
Value at end of period							$10.14	$10.99	$6.44	$8.61
Number of accumulation units outstanding at end of period							7,425	28,380	37,555	22,840
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$14.91	$15.77	$18.08	$19.09	$11.16
Value at end of period						$15.77	$18.08	$19.09	$11.16	$15.01
Number of accumulation units outstanding at end of period						20,564	129,971	904,525	1,201,988	1,413,949
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.69	$10.48	$6.37
Value at end of period								$10.48	$6.37	$8.28
Number of accumulation units outstanding at end of period								149,130	173,932	171,738
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$3.39	$4.15	$4.43	$5.24	$3.14
Value at end of period						$4.15	$4.43	$5.24	$3.14	$4.77
Number of accumulation units outstanding at end of period						80,343	171,422	331,936	457,811	563,799
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.75	$6.72
Value at end of period									$6.72	$8.94
Number of accumulation units outstanding at end of period									628,609	796,150

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$10.48	$12.36	$10.12	$6.19
Value at end of period							$12.36	$10.12	$6.19	$8.37
Number of accumulation units outstanding at end of period							183,195	653,933	808,288	739,250
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$10.41	$10.36	$6.80
Value at end of period								$10.36	$6.80	$8.44
Number of accumulation units outstanding at end of period								14	1,238	4,507
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$17.45	$18.74	$21.23	$22.00	$13.30
Value at end of period						$18.74	$21.23	$22.00	$13.30	$17.42
Number of accumulation units outstanding at end of period						2,873	13,729	21,209	39,317	71,562
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.20	$11.26	$12.76	$13.79	$9.78
Value at end of period						$11.26	$12.76	$13.79	$9.78	$11.69
Number of accumulation units outstanding at end of period						110	7,874	10,028	19,677	32,694
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$9.90	$11.88	$13.23	$15.07	$9.13
Value at end of period						$11.88	$13.23	$15.07	$9.13	$12.64
Number of accumulation units outstanding at end of period						18,065	47,840	94,324	295,965	619,870
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.69	$13.58	$7.97
Value at end of period								$13.58	$7.97	$10.90
Number of accumulation units outstanding at end of period								76,523	91,789	94,742
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$8.89	$9.74	$11.06	$11.82	$7.34
Value at end of period						$9.74	$11.06	$11.82	$7.34	$9.51
Number of accumulation units outstanding at end of period						1,787,621	1,720,872	1,124,594	1,222,363	975,697
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.23	$13.02	$14.85	$15.51	$9.69
Value at end of period						$13.02	$14.85	$15.51	$9.69	$11.88
Number of accumulation units outstanding at end of period						208,675	342,528	350,930	594,639	572,860
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$19.54	$21.85	$23.80	$24.98	$15.52
Value at end of period						$21.85	$23.80	$24.98	$15.52	$20.34
Number of accumulation units outstanding at end of period						424,025	432,043	477,321	452,410	416,193
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$15.15	$16.55	$18.74	$17.49	$11.56
Value at end of period						$16.55	$18.74	$17.49	$11.56	$14.36
Number of accumulation units outstanding at end of period						275,806	387,810	341,597	399,729	348,307

CFI 72

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$14.73	$15.18	$15.72	$16.58	$15.10
Value at end of period						$15.18	$15.72	$16.58	$15.10	$16.76
Number of accumulation units outstanding at end of period						209,026	299,042	389,230	463,234	505,538
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$5.97
Value at end of period										$7.57
Number of accumulation units outstanding at end of period										78,707
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.95	$13.26	$17.08	$19.27	$10.98
Value at end of period						$13.26	$17.08	$19.27	$10.98	$13.89
Number of accumulation units outstanding at end of period						17,285	72,092	360,257	296,268	202,993
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.88	$11.44	$5.81
Value at end of period								$11.44	$5.81	$7.88
Number of accumulation units outstanding at end of period								402,977	1,051,207	1,079,823
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$9.90	$13.47	$18.20	$25.08	$12.16
Value at end of period						$13.47	$18.20	$25.08	$12.16	$20.76
Number of accumulation units outstanding at end of period						4,930	6,592	11,763	14,500	26,525
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$14.44	$15.45	$17.91	$18.24	$12.15
Value at end of period						$15.45	$17.91	$18.24	$12.15	$15.19
Number of accumulation units outstanding at end of period						14,965	41,969	22,178	34,298	41,638
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.21	$11.35	$13.17	$12.89	$8.98
Value at end of period						$11.35	$13.17	$12.89	$8.98	$11.38
Number of accumulation units outstanding at end of period						1	7,333	34,384	65,526	82,444
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$7.91	$9.20	$10.09	$9.88	$5.98
Value at end of period						$9.20	$10.09	$9.88	$5.98	$7.87
Number of accumulation units outstanding at end of period						440,137	285,289	191,216	245,385	228,028
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.77	$10.85	$11.26	$7.13
Value at end of period							$10.85	$11.26	$7.13	$8.44
Number of accumulation units outstanding at end of period							74	140,228	176,093	184,401
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.60
Value at end of period									$6.60	$8.49
Number of accumulation units outstanding at end of period									95,443	85,584

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$9.29	$18.50	$15.42	$13.13						
Value at end of period	$12.72	$9.29	$18.50	$15.42						
Number of accumulation units outstanding at end of period	55,916	62,280	53,994	27,546						
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$12.12	$15.69	$15.16	$13.61	$13.13					
Value at end of period	$14.22	$12.12	$15.69	$15.16	$13.61					
Number of accumulation units outstanding at end of period	28,593	32,506	22,187	95,124	19,366					
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.72	$18.92	$14.92	$11.47	$9.95					
Value at end of period	$15.49	$11.72	$18.92	$14.92	$11.47					
Number of accumulation units outstanding at end of period	267,963	236,809	172,393	16,461	302					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$9.65	$15.55	$12.43	$11.59	$10.34					
Value at end of period	$13.58	$9.65	$15.55	$12.43	$11.59					
Number of accumulation units outstanding at end of period	10,928	5,469	2,496	4,433	3,312					
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.89	$13.60	$12.99	$12.45	$12.20					
Value at end of period	$13.86	$13.89	$13.60	$12.99	$12.45					
Number of accumulation units outstanding at end of period	1,424,386	1,857,131	1,202,284	214,602	61,613					
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.04	$15.22	$14.35	$12.22	$10.45					
Value at end of period	$12.55	$9.04	$15.22	$14.35	$12.22					
Number of accumulation units outstanding at end of period	1,325,428	1,281,594	1,353,299	1,129,666	1,449,964					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.00	$11.90	$10.99	$10.19	$10.01					
Value at end of period	$12.10	$10.00	$11.90	$10.99	$10.19					
Number of accumulation units outstanding at end of period	579,987	538,205	391,046	240,769	250,314					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$10.78	$16.82	$16.41	$14.22	$13.23					
Value at end of period	$12.34	$10.78	$16.82	$16.41	$14.22					
Number of accumulation units outstanding at end of period	110,891	69,715	60,064	45,769	119,736					
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.01	$11.69	$11.42	$16.41	$10.42					
Value at end of period	$13.39	$9.01	$11.69	$11.42	$10.54					
Number of accumulation units outstanding at end of period	113,811	87,761	59,052	17,763	995					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.15	$13.25	$12.17	$45,769.00	$11.47					
Value at end of period	$14.74	$13.15	$13.25	$12.17	$11.76					
Number of accumulation units outstanding at end of period	112,064	68,749	21,356	88,336	29,607					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.42	$9.23	$9.43							
Value at end of period	$7.19	$6.42	$9.23							
Number of accumulation units outstanding at end of period	1,345,805	1,238,565	751,731							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$7.41	$11.37	$10.85	$10.30						
Value at end of period	$9.17	$7.41	$11.37	$10.85						
Number of accumulation units outstanding at end of period	98,512	119,890	98,451	49,010						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$7.89	$11.23	$10.63	$10.15						
Value at end of period	$13.11	$7.89	$11.23	$10.63						
Number of accumulation units outstanding at end of period	198,272	154,035	136,420	17,939						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$7.48	$11.21	$10.65	$9.55						
Value at end of period	$9.33	$7.48	$11.21	$10.65						
Number of accumulation units outstanding at end of period	1,146,227	1,140,145	939,901	15,117						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.71									
Value at end of period	$12.60									
Number of accumulation units outstanding at end of period	811									
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.34									
Value at end of period	$12.15									
Number of accumulation units outstanding at end of period	25,107									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.66	$9.02								
Value at end of period	$8.20	$6.66								
Number of accumulation units outstanding at end of period	142,094	1,423								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.07									
Value at end of period	$11.89									
Number of accumulation units outstanding at end of period	28,787									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.42									
Value at end of period	$12.88									
Number of accumulation units outstanding at end of period	40,684									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.94	$9.31								
Value at end of period	$8.29	$5.94								
Number of accumulation units outstanding at end of period	1,726	554								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.10	$6.98
Value at end of period									$6.98	$8.79
Number of accumulation units outstanding at end of period									787	1,543
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$7.22	$8.27	$9.26	$10.14	$6.61
Value at end of period						$8.27	$9.26	$10.14	$6.61	$8.62
Number of accumulation units outstanding at end of period						3,421	1,809	2,181	3,213	23,989
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$15.24	$17.38	$20.20	$21.29	$14.60
Value at end of period						$17.38	$20.20	$21.29	$14.60	$18.54
Number of accumulation units outstanding at end of period						233,878	91,467	99,236	136,964	134,627
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.13	$10.73	$11.83	$12.31	$8.96
Value at end of period						$10.73	$11.83	$12.31	$8.96	$10.91
Number of accumulation units outstanding at end of period						452	44,452	151,358	231,754	330,622
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.43	$10.96	$12.28	$12.79	$8.41
Value at end of period						$10.96	$12.28	$12.79	$8.41	$10.53
Number of accumulation units outstanding at end of period						685	25,973	86,634	205,308	305,840
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.88	$11.12	$12.63	$13.23	$8.29
Value at end of period						$11.12	$12.63	$13.23	$8.29	$10.59
Number of accumulation units outstanding at end of period						149	31,164	81,083	228,490	351,861
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.07	$11.33	$12.97	$13.66	$8.17
Value at end of period						$11.33	$12.97	$13.66	$8.17	$10.56
Number of accumulation units outstanding at end of period						0	15,263	44,478	149,503	231,366
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$8.05	$7.67
Value at end of period									$7.67	$9.19
Number of accumulation units outstanding at end of period									428	6,410
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$8.51
Value at end of period										$8.59
Number of accumulation units outstanding at end of period										88
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.23	$10.36	$11.06	$11.58	$9.60
Value at end of period						$10.36	$11.06	$11.58	$9.60	$11.20
Number of accumulation units outstanding at end of period						235	45,576	72,216	53,963	39,728

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.72	$13.28	$14.31	$15.07	$11.46
Value at end of period						$13.28	$14.31	$15.07	$11.46	$13.44
Number of accumulation units outstanding at end of period						7,966	13,310	16,058	36,749	70,546
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.39	$12.19	$13.73	$14.35	$9.13
Value at end of period						$12.19	$13.73	$14.35	$9.13	$11.37
Number of accumulation units outstanding at end of period						59,029	38,454	52,777	129,715	232,238
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.86	$12.50	$13.83	$14.52	$10.04
Value at end of period						$12.50	$13.83	$14.52	$10.04	$12.17
Number of accumulation units outstanding at end of period						43,717	94,487	161,701	156,719	205,320
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.69	$10.99	$12.53	$13.02	$9.39
Value at end of period						$10.99	$12.53	$13.02	$9.39	$12.45
Number of accumulation units outstanding at end of period						11,277	39,912	1,934,744	3,156,636	4,344,384
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.27	$11.54	$12.52	$14.13	$7.99
Value at end of period						$11.54	$12.52	$14.13	$7.99	$11.64
Number of accumulation units outstanding at end of period						736,534	565,761	424,163	574,121	645,673
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$14.73	$15.37	$18.22	$18.68	$11.95
Value at end of period						$15.37	$18.22	$18.68	$11.95	$14.87
Number of accumulation units outstanding at end of period						13,131	61,343	150,263	211,118	338,443
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.98	$14.37	$16.20	$17.71	$10.18
Value at end of period						$14.37	$16.20	$17.71	$10.18	$14.49
Number of accumulation units outstanding at end of period						281,754	424,529	250,855	316,429	388,270
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.32
Value at end of period									$6.32	$8.31
Number of accumulation units outstanding at end of period									245,017	237,632
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.16	$11.11	$11.33	$6.80
Value at end of period							$11.11	$11.33	$6.80	$8.95
Number of accumulation units outstanding at end of period							80	2,211	2,819	4,489
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.25	$11.83	$13.75	$14.68	$8.80
Value at end of period						$11.83	$13.75	$14.68	$8.80	$12.67
Number of accumulation units outstanding at end of period						83,069	69,752	53,234	75,192	72,926

CFI 77

Condensed Financial Information (continued)

ING U.S. BOND INDEX® PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during January 2009)										
Value at beginning of period										$10.29
Value at end of period										$10.78
Number of accumulation units outstanding at end of period										2,626

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.72	$11.86	$13.52	$13.61	$8.16
Value at end of period						$11.86	$13.52	$13.61	$8.16	$10.69
Number of accumulation units outstanding at end of period						126,726	136,454	153,982	137,355	126,740

ING VAN KAMPEN COMSTOCK PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.28	$12.88	$14.85	$14.44	$9.13
Value at end of period						$12.88	$14.85	$14.44	$9.13	$11.67
Number of accumulation units outstanding at end of period						8,058	152,560	138,953	144,880	123,761

ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.36	$11.15	$12.50	$12.89	$9.82
Value at end of period						$11.15	$12.50	$12.89	$9.82	$11.99
Number of accumulation units outstanding at end of period						842,927	534,406	581,824	633,250	580,703

ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during Auguat 2005)										
Value at beginning of period						$10.74	$11.10	$12.81	$13.08	$8.82
Value at end of period						$11.10	$12.81	$13.08	$8.82	$10.87
Number of accumulation units outstanding at end of period						1,680	79,372	293,847	327,917	377,644

ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during May 2006)										
Value at beginning of period							$10.08	$10.56	$10.12	$6.77
Value at end of period							$10.56	$10.12	$6.77	$8.77
Number of accumulation units outstanding at end of period							22,274	19,420	16,805	23,393

JANUS ASPEN BALANCED PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during March 2005)										
Value at beginning of period						$16.19	$17.70	$19.50	$21.44	$17.96
Value at end of period						$17.70	$19.50	$21.44	$17.96	$22.49
Number of accumulation units outstanding at end of period						89	138	140	160	186

JANUS ASPEN ENTERPRISE PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.95	$14.88	$16.82	$20.42	$11.44
Value at end of period						$14.88	$16.82	$20.42	$11.44	$16.48
Number of accumulation units outstanding at end of period						116	138	152	168	192

JANUS ASPEN FLEXIBLE BOND PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period								$15.45	$16.45	$17.36
Value at end of period								$16.45	$17.36	$19.55
Number of accumulation units outstanding at end of period								21	22	21

JANUS ASPEN JANUS PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.98	$11.69	$12.96	$14.84	$8.90
Value at end of period						$11.69	$12.96	$14.84	$8.90	$12.07
Number of accumulation units outstanding at end of period						29	138	127	162	204

JANUS ASPEN WORLDWIDE PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.48	$12.22	$14.38	$15.68	$8.63
Value at end of period						$12.22	$14.38	$15.68	$8.63	$11.83
Number of accumulation units outstanding at end of period						28	59	221	183	225

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.17	$8.78	$5.37
Value at end of period								$8.78	$5.37	$7.39
Number of accumulation units outstanding at end of period								10,851	21,513	38,125
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.40	$7.19
Value at end of period									$7.19	$9.19
Number of accumulation units outstanding at end of period									1,313	5,130
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$12.75	$13.88	$15.50	$15.51	$9.36
Value at end of period						$13.88	$15.50	$15.51	$9.36	$11.79
Number of accumulation units outstanding at end of period						42,780	124,247	84,275	109,356	107,341
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.31	$10.75	$11.48	$6.98
Value at end of period							$10.75	$11.48	$6.98	$9.05
Number of accumulation units outstanding at end of period							725	399	593	5,037
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$13.23	$15.02	$17.32	$10.71
Value at end of period							$15.02	$17.32	$10.71	$14.65
Number of accumulation units outstanding at end of period							163,750	228,690	494,220	632,682
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$36.83	$41.82	$52.09	$69.37	$35.87
Value at end of period						$41.82	$52.09	$69.37	$35.87	$64.87
Number of accumulation units outstanding at end of period						3,649	44,019	129,545	176,630	290,951
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$18.30	$21.61	$25.31	$26.77	$15.93
Value at end of period						$21.61	$25.31	$26.77	$15.93	$22.16
Number of accumulation units outstanding at end of period						174	97	159	123	115
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.44	$11.78	$13.48	$13.25	$8.20
Value at end of period						$11.78	$13.48	$13.25	$8.20	$11.19
Number of accumulation units outstanding at end of period						218	1,409	1,890	11,496	22,958
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$18.04	$14.99
Value at end of period									$14.99	$17.72
Number of accumulation units outstanding at end of period									1	0
PAX WORLD BALANCED FUND										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.79	$12.61	$13.73	$9.47
Value at end of period							$12.61	$13.73	$9.47	$11.43
Number of accumulation units outstanding at end of period							17,955	58,216	205,673	214,682

CFI 79

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$11.01	$11.01	$11.04	$12.15	$11.23
Value at end of period						$11.01	$11.04	$12.15	$11.23	$13.23
Number of accumulation units outstanding at end of period						55	62,666	191,317	413,595	862,847
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.35	$12.79	$5.32
Value at end of period								$12.79	$5.32	$9.25
Number of accumulation units outstanding at end of period								385,205	458,375	393,992
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.68	$10.85	$11.72	$12.34	$7.93
Value at end of period						$10.85	$11.72	$12.34	$7.93	$12.66
Number of accumulation units outstanding at end of period						31	34,941	9,288	9,881	8,069
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.84	$6.20
Value at end of period									$6.20	$7.86
Number of accumulation units outstanding at end of period									1,352	8,607
SMALLCAP WORLD FUND®										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.95	$5.48
Value at end of period									$5.48	$8.37
Number of accumulation units outstanding at end of period									1,025	2,797
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$16.83	$16.96	$19.14	$21.11	$22.33
Value at end of period						$16.96	$19.14	$21.11	$22.33	$26.41
Number of accumulation units outstanding at end of period						68	70,439	321,712	555,983	768,873
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.78	$8.74
Value at end of period									$8.74	$9.99
Number of accumulation units outstanding at end of period									1,854	11,517
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$11.78	$12.36	$13.64	$15.04	$9.12
Value at end of period						$12.36	$13.64	$15.04	$9.12	$12.21
Number of accumulation units outstanding at end of period						1,176	759,533	1,970,670	2,946,765	3,715,843
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.14	$10.53	$5.70
Value at end of period								$10.53	$5.70	$8.50
Number of accumulation units outstanding at end of period								301,600	408,172	480,500
WANGER SELECT										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$13.08	$15.01	$16.34	$8.28
Value at end of period							$15.01	$16.34	$8.28	$13.69
Number of accumulation units outstanding at end of period							102,387	805,446	771,205	770,789

CFI 80

Condensed Financial Information (continued)

WANGER USA	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
(Funds were first received in this option during November 2006)										
Value at beginning of period						$12.60	$12.88	$13.82	$14.49	$8.70
Value at end of period						$12.88	$13.82	$14.49	$8.70	$12.31
Number of accumulation units outstanding at end of period						2	68,572	135,710	153,558	201,002
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.61	$11.19	$13.14	$13.58	$9.03
Value at end of period						$11.19	$13.14	$13.58	$9.03	$10.70
Number of accumulation units outstanding at end of period						18	141,425	48,835	58,254	64,871

TABLE 11
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during November 2009)										
Value at beginning of period										$11.86
Value at end of period										$12.32
Number of accumulation units outstanding at end of period										48
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$13.82	$12.245	$9.342	$7.03	$9.05	$9.60	$10.39	$10.99	$12.24	$7.00
Value at end of period	$12.245	$9.342	$7.03	$9.05	$9.60	$10.39	$10.99	$12.24	$7.00	$8.43
Number of accumulation units outstanding at end of period	12,515	10,960	13,895	12,055	9,071	18,183	29,708	23,869	22,322	23,535
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$11.773	$10.004	$7.677	$6.45	$7.98	$8.64	$9.05	$10.51	$11.30	$7.85
Value at end of period	$10.004	$7.677	$6.45	$7.98	$8.64	$9.05	$10.51	$11.30	$7.85	$10.01
Number of accumulation units outstanding at end of period	48,445	47,386	53,745	42,326	38,655	31,974	72,306	83,014	54,037	52,043
ALGER GREEN FUND										
(Funds were first received in this option during December 2009)										
Value at beginning of period										$13.13
Value at end of period										$13.01
Number of accumulation units outstanding at end of period										852
AMANA GROWTH FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$8.59
Value at end of period										$9.67
Number of accumulation units outstanding at end of period										1,614
AMANA INCOME FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$8.19
Value at end of period										$9.96
Number of accumulation units outstanding at end of period										758
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$10.18
Value at end of period										$10.74
Number of accumulation units outstanding at end of period										2,058

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ARTISAN INTERNATIONAL FUND (Funds were first received in this option during January 2009)										
Value at beginning of period	$5.20									
Value at end of period	$8.06									
Number of accumulation units outstanding at end of period	645									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (Funds were first received in this option during October 2009)										
Value at beginning of period	$12.11									
Value at end of period	$12.65									
Number of accumulation units outstanding at end of period	59									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$9.44	$13.81	$13.52	$12.50	$11.89	$11.05	$9.31	$10.655	$11.513	$11.951
Value at end of period	$11.76	$9.44	$13.81	$13.52	$12.50	$11.89	$11.05	$9.31	$10.655	$11.513
Number of accumulation units outstanding at end of period	10,092	9,755	10,847	16,084	16,449	10,433	10,936	10,774	12,083	11,184
COLUMBIA MID CAP VALUE FUND (Funds were first received in this option during September 2008)										
Value at beginning of period	$6.11	$8.49								
Value at end of period	$8.03	$6.11								
Number of accumulation units outstanding at end of period	976	1,035								
EUROPACIFIC GROWTH FUND® (Funds were first received in this option during November 2004)										
Value at beginning of period	$11.73	$19.84	$16.78	$13.85	$11.50	$10.83				
Value at end of period	$16.23	$11.73	$19.84	$16.78	$13.85	$11.50				
Number of accumulation units outstanding at end of period	176,649	119,192	15,260	5,303	3,094	917				
EVERGREEN SPECIAL VALUES FUND (Funds were first received in this option during July 2004)										
Value at beginning of period	$15.43	$22.74	$24.88	$20.60	$18.76	$16.77				
Value at end of period	$19.93	$15.43	$22.74	$24.88	$20.60	$18.76				
Number of accumulation units outstanding at end of period	20,871	19,571	20,435	9,643	1,164	1,086				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$13.12	$22.96	$19.63	$17.67	$15.19	$13.23	$10.35	$11.485	$13.16	$14.171
Value at end of period	$17.71	$13.12	$22.96	$19.63	$17.67	$15.19	$13.23	$10.35	$11.485	$13.16
Number of accumulation units outstanding at end of period	488,206	360,449	450,147	510,357	417,525	241,304	224,548	192,813	108,307	123,644
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.24	$16.20	$16.05	$13.42	$12.75	$11.49	$8.87	$10.737	$11.36	$10.535
Value at end of period	$11.97	$9.24	$16.20	$16.05	$13.42	$12.75	$11.49	$8.87	$10.737	$11.36
Number of accumulation units outstanding at end of period	148,927	142,179	220,782	233,513	215,262	162,011	155,450	125,948	59,830	55,911
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$8.44	$16.07	$12.73	$11.98	$11.38	$11.07	$8.38	$12.056	$14.721	$16.628
Value at end of period	$10.77	$8.44	$16.07	$12.73	$11.98	$11.38	$11.07	$8.38	$12.056	$14.721
Number of accumulation units outstanding at end of period	207,923	227,708	306,986	314,560	318,529	241,508	248,666	225,787	133,395	151,952
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$9.78	$17.50	$15.00	$12.77	$10.79	$9.55	$6.69	$8.444	$10.771	$13.389
Value at end of period	$12.31	$9.78	$17.50	$15.00	$12.77	$10.79	$9.55	$6.69	$8.444	$10.771
Number of accumulation units outstanding at end of period	63,159	19,242	40,120	43,549	30,483	13,037	13,808	8,450	8,801	8,239
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during March 2002)										
Value at beginning of period	$12.26	$18.41	$18.96	$16.30	$15.07	$12.24	$9.32	$10.88		
Value at end of period	$15.75	$12.26	$18.41	$18.96	$16.30	$15.07	$12.24	$9.32		
Number of accumulation units outstanding at end of period	39,469	32,066	53,116	48,456	39,003	32,877	13,337	14,424		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.82	$6.13
Value at end of period									$6.13	$8.12
Number of accumulation units outstanding at end of period									70	1,121
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$7.97	$8.12	$10.94	$13.21	$14.16	$16.26	$15.70	$11.47
Value at end of period			$8.12	$10.94	$13.21	$14.16	$16.26	$15.70	$11.47	$15.48
Number of accumulation units outstanding at end of period			280	2,154	2,259	15,175	15,311	2,421	1,742	3,323
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$11.46	$13.46	$17.30	$20.04	$11.23
Value at end of period						$13.46	$17.30	$20.04	$11.23	$13.43
Number of accumulation units outstanding at end of period						4,471	14,691	23,727	22,345	27,950
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.045	$11.912	$11.348	$10.12	$11.97	$13.02	$13.50	$14.77	$15.50	$11.09
Value at end of period	$11.912	$11.348	$10.12	$11.97	$13.02	$13.50	$14.77	$15.50	$11.09	$13.15
Number of accumulation units outstanding at end of period	197,183	179,400	182,935	171,664	166,906	213,653	219,574	184,244	136,408	112,621
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$10.76	$10.98	$6.44
Value at end of period								$10.98	$6.44	$8.60
Number of accumulation units outstanding at end of period								602	955	356
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$8.69	$8.73	$11.58	$14.74	$15.74	$18.04	$19.03	$11.12
Value at end of period			$8.73	$11.58	$14.74	$15.74	$18.04	$19.03	$11.12	$14.95
Number of accumulation units outstanding at end of period			237	1,180	5,640	5,762	9,600	13,143	37,115	50,736
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.69	$10.48	$6.36
Value at end of period								$10.48	$6.36	$8.26
Number of accumulation units outstanding at end of period								77,283	74,988	77,220
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2000)										
Value at beginning of period	$10.445	$5.857	$4.487	$2.62	$3.79	$3.72	$4.14	$4.41	$5.22	$3.13
Value at end of period	$5.857	$4.487	$2.62	$3.79	$3.72	$4.14	$4.41	$5.22	$3.13	$4.75
Number of accumulation units outstanding at end of period	0	14,659	32,441	76,442	66,808	123,809	145,212	104,938	92,627	93,411
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.72
Value at end of period									$6.72	$8.93
Number of accumulation units outstanding at end of period									43,651	57,102
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$10.05	$12.36	$10.11	$6.18
Value at end of period							$12.36	$10.11	$6.18	$8.35
Number of accumulation units outstanding at end of period							6,699	5,402	15,437	22,752

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$6.79	$10.36	$10.11	$9.45						
Value at end of period	$8.42	$6.79	$10.36	$10.11						
Number of accumulation units outstanding at end of period	5,609	882	475	215						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$13.26	$21.93	$21.17	$18.70	$18.10	$16.78	$12.97			
Value at end of period	$17.35	$13.26	$21.93	$21.17	$18.70	$18.10	$16.78			
Number of accumulation units outstanding at end of period	5,922	6,105	2,921	1,901	885	1,372	622			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.77	$13.77	$12.75	$11.26	$10.68					
Value at end of period	$11.66	$9.77	$13.77	$12.75	$11.26					
Number of accumulation units outstanding at end of period	5,622	4,760	855	2,021	187					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$9.11	$12.05	$13.22	$11.88	$11.44					
Value at end of period	$12.61	$9.11	$15.05	$13.22	$11.88					
Number of accumulation units outstanding at end of period	17,784	4,421	2,203	236	640					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.96	$13.57	$9.69							
Value at end of period	$10.89	$7.96	$13.57							
Number of accumulation units outstanding at end of period	67,304	68,665	29,703							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$6.95	$11.20	$10.48	$9.23	$8.58	$7.96	$6.35	$8.513	$10.49	$11.847
Value at end of period	$9.00	$6.95	$11.20	$10.48	$9.23	$8.58	$7.96	$6.35	$8.513	$10.49
Number of accumulation units outstanding at end of period	557,782	591,777	505,931	668,813	772,965	555,941	655,875	739,043	928,095	1,009,352
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.07	$14.52	$13.90	$12.20	$11.64	$10.58	$8.44	$10.811	$12.585	$13.968
Value at end of period	$11.11	$9.07	$14.52	$13.90	$12.20	$11.64	$10.58	$8.44	$10.811	$12.585
Number of accumulation units outstanding at end of period	171,792	143,761	300,305	356,781	301,429	223,077	239,180	219,826	144,313	134,831
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.79	$25.43	$24.24	$22.27	$20.15	$17.38	$13.19	$15.092	$15.379	$12.896
Value at end of period	$20.69	$15.79	$25.43	$24.24	$22.27	$20.15	$17.38	$13.19	$15.092	$15.379
Number of accumulation units outstanding at end of period	120,001	88,402	126,731	167,493	148,662	94,686	81,313	64,816	15,015	7,716
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.96	$18.10	$19.41	$17.15	$16.02	$13.20	$9.75	$11.29	$10.898	$10.15
Value at end of period	$14.85	$11.96	$18.10	$19.41	$17.15	$16.02	$13.20	$9.75	$11.29	$10.022
Number of accumulation units outstanding at end of period	49,444	43,828	46,893	71,347	73,546	36,943	30,179	16,913	3,235	0
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.81	$16.28	$15.44	$14.92	$14.54	$13.94	$13.19	$12.24	$11.318	$10.38
Value at end of period	$16.44	$14.81	$16.28	$15.44	$14.92	$14.54	$13.94	$13.19	$12.24	$11.318
Number of accumulation units outstanding at end of period	247,184	233,535	139,784	136,970	131,320	80,640	83,138	112,073	48,531	34,829
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$5.85									
Value at end of period	$7.56									
Number of accumulation units outstanding at end of period	6,638									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period	$10.94	$19.21	$17.03	$13.23	$12.16	$10.41	$8.06	$9.49		
Value at end of period	$13.83	$10.94	$19.21	$17.03	$13.23	$12.16	$10.41	$8.06		
Number of accumulation units outstanding at end of period	47,774	45,852	63,875	52,807	25,955	25,882	22,632	20,120		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.80	$10.81								
Value at end of period	$7.87	$5.80								
Number of accumulation units outstanding at end of period	3,851	825								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.14	$25.05	$18.19	$13.47	$11.59					
Value at end of period	$20.71	$12.14	$25.05	$18.19	$13.47					
Number of accumulation units outstanding at end of period	9,734	7,316	7,775	4,757	1,241					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$12.11	$18.18	$17.87	$15.42	$14.29	$11.91	$10.33			
Value at end of period	$15.13	$12.11	$18.18	$17.87	$15.42	$14.29	$11.91			
Number of accumulation units outstanding at end of period	24,186	21,652	14,566	24,895	6,592	707	56			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.97	$12.87	$13.16	$12.86						
Value at end of period	$11.35	$8.97	$12.87	$13.16						
Number of accumulation units outstanding at end of period	686	583	452	179						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.03	$9.97	$10.19	$9.29	$8.39	$7.68	$5.59	$8.692	$11.686	$16.499
Value at end of period	$7.94	$6.03	$9.97	$10.19	$9.29	$8.39	$7.68	$5.59	$8.692	$11.686
Number of accumulation units outstanding at end of period	123,607	125,345	84,145	87,304	97,973	75,108	76,488	82,819	91,406	101,007
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$7.12	$11.25	$10.52							
Value at end of period	$8.43	$7.12	$11.25							
Number of accumulation units outstanding at end of period	110,172	119,097	298,645							
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.60	$10.23								
Value at end of period	$8.48	$6.60								
Number of accumulation units outstanding at end of period	6,623	6,014								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.28	$18.47	$15.40	$14.92						
Value at end of period	$12.69	$9.28	$18.47	$15.40						
Number of accumulation units outstanding at end of period	467	4,315	191	1,608						
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$12.10	$15.67	$15.15	$13.61	$13.30	$12.03	$11.35			
Value at end of period	$14.19	$12.10	$15.67	$15.15	$13.61	$13.30	$12.03			
Number of accumulation units outstanding at end of period	4,596	3,330	2,214	5,365	22,241	16,880	3,682			

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MFS UTILITIES PORTFOLIO (Funds were first received in this option during October 2003) (Funds were first received in this option during October 2006)										
Value at beginning of period							$13.72	$14.91	$18.89	$11.70
Value at end of period							$14.91	$18.89	$11.70	$15.46
Number of accumulation units outstanding at end of period							205	6,748	5,849	3,396
ING MIDCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during March 2002)										
Value at beginning of period			$8.92	$6.99	$9.50	$10.53	$11.56	$12.39	$15.50	$9.61
Value at end of period			$6.99	$9.50	$10.53	$11.56	$12.39	$15.50	$9.61	$13.52
Number of accumulation units outstanding at end of period			7,045	8,675	15,350	14,359	14,505	21,838	8,423	10,564
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.76	$11.383	$11.767	$11.89	$11.93	$11.99	$12.29	$12.81	$13.40	$13.68
Value at end of period	$11.383	$11.767	$11.89	$11.93	$11.99	$12.29	$12.81	$13.40	$13.68	$13.65
Number of accumulation units outstanding at end of period	48,060	38,644	151,212	156,245	161,940	208,749	282,543	240,415	248,143	370,967
ING OPPENHEIMER GLOBAL PORTFOLIO (Funds were first received in this option during April 2005)										
Value at beginning of period						$10.13	$12.18	$14.26	$14.58	$8.65
Value at end of period						$12.18	$14.26	$14.58	$8.65	$12.43
Number of accumulation units outstanding at end of period						208,526	710,322	680,701	334,132	329,300
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO (Funds were first received in this option during April 2005)										
Value at beginning of period						$10.00	$10.17	$10.86	$11.87	$9.97
Value at end of period						$10.17	$10.86	$11.87	$9.97	$12.06
Number of accumulation units outstanding at end of period						163,875	168,267	173,159	60,616	75,934
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$12.645	$13.858	$12.457	$9.17	$11.36	$12.45	$13.25	$15.29	$15.66	$10.03
Value at end of period	$13.858	$12.457	$9.17	$11.36	$12.45	$13.25	$15.29	$15.66	$10.03	$11.48
Number of accumulation units outstanding at end of period	21,968	28,687	152,852	176,455	186,341	204,244	208,629	199,926	45,196	54,136
ING PIMCO HIGH YIELD PORTFOLIO (Funds were first received in this option during April 2006)										
Value at beginning of period							$10.77	$11.41	$11.67	$8.99
Value at end of period							$11.41	$11.67	$8.99	$13.36
Number of accumulation units outstanding at end of period							398	399	412	1,047
ING PIMCO TOTAL RETURN PORTFOLIO (Funds were first received in this option during June 2002)										
Value at beginning of period			$10.09	$10.77	$11.14	$11.56	$11.74	$12.14	$13.21	$13.11
Value at end of period			$10.77	$11.14	$11.56	$11.74	$12.14	$13.21	$13.11	$14.68
Number of accumulation units outstanding at end of period			9,002	13,853	13,155	13,853	14,459	20,036	109,250	166,168
ING PIONEER EQUITY INCOME PORTFOLIO (Funds were first received in this option during July 2007)										
Value at beginning of period								$9.43	$9.22	$6.41
Value at end of period								$9.22	$6.41	$7.18
Number of accumulation units outstanding at end of period								207,429	181,409	300,263
ING PIONEER FUND PORTFOLIO (Funds were first received in this option during January 2007)										
Value at beginning of period								$10.94	$11.36	$7.40
Value at end of period								$11.36	$7.40	$9.16
Number of accumulation units outstanding at end of period								4,884	18,669	27,165
ING PIONEER HIGH YIELD PORTFOLIO (Funds were first received in this option during May 2007)										
Value at beginning of period								$11.35	$11.22	$7.88
Value at end of period								$11.22	$7.88	$13.09
Number of accumulation units outstanding at end of period								315	701	7,794

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.47	$11.20	$11.95							
Value at end of period	$9.32	$7.47	$11.20							
Number of accumulation units outstanding at end of period	67,025	64,062	81,018							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.71									
Value at end of period	$12.59									
Number of accumulation units outstanding at end of period	3									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$5.03									
Value at end of period	$8.19									
Number of accumulation units outstanding at end of period	5,152									
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.07									
Value at end of period	$11.88									
Number of accumulation units outstanding at end of period	386									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.42									
Value at end of period	$12.88									
Number of accumulation units outstanding at end of period	2,002									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.94	$10.17								
Value at end of period	$8.28	$5.94								
Number of accumulation units outstanding at end of period	526	302								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.98	$10.29								
Value at end of period	$8.79	$6.98								
Number of accumulation units outstanding at end of period	2,380	1,357								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2002)										
Value at beginning of period	$6.59	$10.11	$9.23	$8.25	$7.60	$6.94	$5.03	$8.02		
Value at end of period	$8.58	$6.59	$10.11	$9.23	$8.25	$7.60	$6.94	$5.03		
Number of accumulation units outstanding at end of period	7,999	8,945	396,738	392,017	378,380	354,764	324,055	263,319		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$14.31	$20.87	$19.82	$17.06	$15.56	$13.67	$10.00	$13.10	$12.666	$11.933
Value at end of period	$18.15	$14.31	$20.87	$19.82	$17.06	$15.56	$13.67	$10.00	$13.10	$12.666
Number of accumulation units outstanding at end of period	66,470	63,505	79,026	89,954	88,534	57,477	54,596	50,291	23,551	21,331
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$8.95	$12.30	$11.82	$10.91						
Value at end of period	$10.88	$8.95	$12.30	$11.82						
Number of accumulation units outstanding at end of period	168,772	71,175	44,315	138,732						
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.40	$12.77	$12.27	$11.27						
Value at end of period	$10.51	$8.40	$12.77	$12.27						
Number of accumulation units outstanding at end of period	227,405	61,285	29,062	72,194						

CFI 87

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.51	$12.62	$13.22	$8.28
Value at end of period							$12.62	$13.22	$8.28	$10.57
Number of accumulation units outstanding at end of period							62,393	25,438	40,253	145,855
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.62	$12.96	$13.64	$8.16
Value at end of period							$12.96	$13.64	$8.16	$10.53
Number of accumulation units outstanding at end of period							22,036	11,577	23,976	78,795
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period							$10.49	$11.05	$11.57	$9.59
Value at end of period							$11.05	$11.57	$9.59	$11.17
Number of accumulation units outstanding at end of period							6,210	5,295	6,853	29,370
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$10.721	$11.175	$10.85	$10.32	$11.67	$12.53	$12.94	$13.94	$14.67	$11.15
Value at end of period	$11.175	$10.85	$10.32	$11.67	$12.53	$12.94	$13.94	$14.67	$11.15	$13.07
Number of accumulation units outstanding at end of period	19,312	13,869	15,975	12,107	11,351	16,926	18,284	21,102	17,011	14,706
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$10.819	$10.688	$9.402	$8.06	$9.97	$11.11	$11.73	$13.21	$13.80	$8.77
Value at end of period	$10.688	$9.402	$8.06	$9.97	$11.11	$11.73	$13.21	$13.80	$8.77	$10.93
Number of accumulation units outstanding at end of period	3,343	3,470	3,617	2,414	2,406	49,372	58,054	43,752	90,646	93,456
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$10.735	$10.721	$9.916	$8.92	$10.60	$11.62	$12.10	$13.38	$14.03	$9.70
Value at end of period	$10.721	$9.916	$8.92	$10.60	$11.62	$12.10	$13.38	$14.03	$9.70	$11.76
Number of accumulation units outstanding at end of period	3,859	2,933	3,741	3,980	10,492	36,576	41,633	31,364	311,074	291,512
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.18	$12.52	$13.00	$9.37
Value at end of period							$12.52	$13.00	$9.37	$12.42
Number of accumulation units outstanding at end of period							4,340	19,136	246,391	371,807
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.94	$11.50	$12.11	$14.01	$7.92
Value at end of period						$11.50	$12.11	$14.01	$7.92	$11.25
Number of accumulation units outstanding at end of period						170,085	252,603	183,461	209,938	215,175
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$11.89	$13.01	$14.87	$15.37	$18.20	$18.66	$11.93
Value at end of period				$13.01	$14.87	$15.37	$18.20	$18.66	$11.93	$14.83
Number of accumulation units outstanding at end of period				1,731	6,155	10,755	9,179	12,960	13,398	23,200
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.443	$13.364	$11.933	$9.10	$11.85	$12.97	$13.69	$15.43	$16.87	$9.69
Value at end of period	$13.364	$11.933	$9.10	$11.85	$12.97	$13.69	$15.43	$16.87	$9.69	$13.78
Number of accumulation units outstanding at end of period	31,733	29,886	54,557	59,254	61,267	106,399	120,195	93,735	82,227	92,519
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.32
Value at end of period									$6.32	$8.30
Number of accumulation units outstanding at end of period									73,810	71,936

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.85	$11.32	$6.79
Value at end of period								$11.32	$6.79	$8.93
Number of accumulation units outstanding at end of period								191	369	686
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$15.783	$14.799	$11.074	$7.69	$9.80	$11.00	$11.11	$12.91	$13.77	$8.25
Value at end of period	$14.799	$11.074	$7.69	$9.80	$11.00	$11.11	$12.91	$13.77	$8.25	$11.88
Number of accumulation units outstanding at end of period	81,825	80,210	72,512	55,856	54,131	76,427	57,469	42,501	48,395	58,345
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$9.64	$10.23
Value at end of period									$10.23	$10.77
Number of accumulation units outstanding at end of period									2,256	24,372
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$13.04	$12.387	$9.746	$7.28	$9.05	$10.33	$11.23	$12.79	$12.87	$7.71
Value at end of period	$12.387	$9.746	$7.28	$9.05	$10.33	$11.23	$12.79	$12.87	$7.71	$10.10
Number of accumulation units outstanding at end of period	48,216	46,783	47,304	0	39,465	55,301	54,312	38,307	48,470	51,208
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period			$8.12	$8.35	$10.76	$12.50	$12.86	$14.82	$14.40	$9.10
Value at end of period			$8.35	$10.76	$12.50	$12.86	$14.82	$14.40	$9.10	$11.63
Number of accumulation units outstanding at end of period			142	143	11,574	16,863	12,799	14,948	32,182	34,921
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.17	$11.12	$12.05	$12.78	$9.74
Value at end of period						$11.12	$12.05	$12.78	$9.74	$11.54
Number of accumulation units outstanding at end of period						157,585	901,737	854,673	185,525	180,677
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.37	$12.80	$13.06	$8.80
Value at end of period							$12.80	$13.06	$8.80	$10.85
Number of accumulation units outstanding at end of period							164	1,404	6,060	15,420
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.47	$10.12	$6.76
Value at end of period								$10.12	$6.76	$8.75
Number of accumulation units outstanding at end of period								251	4,153	533
JANUS ASPEN BALANCED PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$18.46	$20.30	$16.99
Value at end of period								$20.30	$16.99	$21.28
Number of accumulation units outstanding at end of period								2	5	4
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$10.549	$11.148	$11.944	$13.12	$13.89	$14.36	$14.56	$15.10	$16.07	$16.94
Value at end of period	$11.148	$11.944	$13.12	$13.89	$14.36	$14.56	$15.10	$16.07	$16.94	$19.08
Number of accumulation units outstanding at end of period	28,828	32,870	90,518	66,481	65,116	18	18	21	24	23
JANUS ASPEN JANUS PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$12.22	$13.92	$8.35
Value at end of period								$13.92	$8.35	$11.32
Number of accumulation units outstanding at end of period								3	8	7

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$4.82	$5.37
Value at end of period									$5.37	$7.38
Number of accumulation units outstanding at end of period									621	1,070
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during February 2009)										
Value at beginning of period										$5.98
Value at end of period										$9.18
Number of accumulation units outstanding at end of period										88
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2002)										
Value at beginning of period			$9.00	$8.41	$10.43	$12.87	$13.85	$15.46	$15.46	$9.33
Value at end of period			$8.41	$10.43	$12.87	$13.85	$15.46	$15.46	$9.33	$11.74
Number of accumulation units outstanding at end of period			85,687	107,161	122,933	174,312	189,561	181,193	36,506	39,405
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.61	$11.47	$6.97
Value at end of period								$11.47	$6.97	$9.03
Number of accumulation units outstanding at end of period								3,356	9,576	15,543
NEW PERSPECTIVE FUND®										
Value at beginning of period					$9.98	$11.37	$12.58	$15.00	$17.29	$10.69
Value at end of period					$11.37	$12.58	$15.00	$17.29	$10.69	$14.61
Number of accumulation units outstanding at end of period					431	2,547	12,487	15,388	19,110	33,802
OPPENHEIMER DEVELOPING MARKETS FUND										
Value at beginning of period					$25.11	$29.69	$41.70	$51.92	$69.12	$35.72
Value at end of period					$29.69	$41.70	$51.92	$69.12	$35.72	$64.56
Number of accumulation units outstanding at end of period					644	6,340	5,867	19,815	16,306	21,707
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$24.61	$26.57	$15.80
Value at end of period								$26.57	$15.80	$21.97
Number of accumulation units outstanding at end of period								2	4	4
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period						$11.91	$11.78	$13.47	$13.24	$8.18
Value at end of period						$11.78	$13.47	$13.24	$8.18	$11.17
Number of accumulation units outstanding at end of period						1,189	1,951	2,328	2,612	37,789
PAX WORLD BALANCED FUND										
Value at beginning of period					$10.71	$10.89	$11.42	$12.57	$13.68	$9.43
Value at end of period					$10.89	$11.42	$12.57	$13.68	$9.43	$11.38
Number of accumulation units outstanding at end of period					559	805	18,194	25,685	104,238	116,445
PIMCO VIT REAL RETURN PORTFOLIO										
Value at beginning of period						$10.84	$11.00	$11.03	$12.12	$11.21
Value at end of period						$11.00	$11.03	$12.12	$11.21	$13.19
Number of accumulation units outstanding at end of period						574	2,615	26,415	41,953	79,059
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.89	$12.79	$5.32
Value at end of period								$12.79	$5.32	$9.23
Number of accumulation units outstanding at end of period								12,745	6,476	9,463
PIONEER HIGH YIELD VCT PORTFOLIO										
Value at beginning of period						$10.64	$10.84	$11.70	$12.32	$7.91
Value at end of period						$10.84	$11.70	$12.32	$7.91	$12.63
Number of accumulation units outstanding at end of period						497	1,954	3,070	9,687	16,453

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.13	$6.20
Value at end of period									$6.20	$7.85
Number of accumulation units outstanding at end of period									4,161	7,244
SMALLCAP WORLD FUND®										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$8.12
Value at end of period										$8.36
Number of accumulation units outstanding at end of period										30
TEMPLETON GLOBAL BOND FUND										
Value at beginning of period					$15.88	$17.55	$16.92	$19.09	$21.04	$22.24
Value at end of period					$17.55	$16.92	$19.09	$21.04	$22.24	$26.29
Number of accumulation units outstanding at end of period					458	1,361	2,145	18,246	26,913	43,001
THE BOND FUND OF AMERICA^SM										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.90	$8.73
Value at end of period									$8.73	$9.98
Number of accumulation units outstanding at end of period									54	311
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$9.96	$10.87	$12.35	$13.62	$15.01	$9.10
Value at end of period					$10.87	$12.35	$13.62	$15.01	$9.10	$12.17
Number of accumulation units outstanding at end of period					12,419	21,900	54,736	81,624	273,606	339,960
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$10.40	$10.53	$5.70
Value at end of period								$10.53	$5.70	$8.48
Number of accumulation units outstanding at end of period								2,662	5,342	7,545
WANGER SELECT										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$13.45	$14.99	$16.31	$8.26
Value at end of period							$14.99	$16.31	$8.26	$13.66
Number of accumulation units outstanding at end of period							1,620	12,637	77,282	97,753
WANGER USA										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$10.35	$11.63	$12.87	$13.80	$14.47	$8.68
Value at end of period					$11.63	$12.87	$13.80	$14.47	$8.68	$12.27
Number of accumulation units outstanding at end of period					342	1,956	14,278	16,674	18,327	21,192
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.07	$10.87	$11.18	$13.12	$13.56	$9.01
Value at end of period					$10.87	$11.18	$13.12	$13.56	$9.01	$10.67
Number of accumulation units outstanding at end of period					12,557	9,955	6,866	30,945	36,209	44,349

Condensed Financial Information (continued)

TABLE 12

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.55% EFFECTIVE DECEMBER 16, 2003

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.65	$13.38	$12.01	$11.36	$10.50	$9.90	$9.57		
Value at end of period	$9.21	$7.65	$13.38	$12.01	$11.36	$10.50	$9.90		
Number of accumulation units outstanding at end of period	1,311	1,391	2,011	6,037	4,989	5,718	4,487		
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during July 2001)									
Value at beginning of period	$10.16	$14.62	$13.60	$11.71	$11.18	$10.32	$6.54	$7.76	$8.315
Value at end of period	$12.96	$10.16	$14.62	$13.60	$11.71	$11.18	$10.32	$6.54	$7.76
Number of accumulation units outstanding at end of period	1,470	1,679	1,755	5,492	3,091	2,793	2,140	166	49
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$8.80	$12.88	$12.60	$11.65	$11.09	$10.30	$10.05		
Value at end of period	$10.96	$8.80	$12.88	$12.60	$11.65	$11.09	$10.30		
Number of accumulation units outstanding at end of period	558	534	532	3,679	5,986	3,397	7,123		
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during July 2001)									
Value at beginning of period	$11.41	$19.96	$17.07	$15.36	$13.21	$11.50	$10.55	$11.652	$11.84
Value at end of period	$15.40	$11.41	$19.96	$17.07	$15.36	$13.21	$11.50	$10.55	$11.652
Number of accumulation units outstanding at end of period	57,079	59,293	65,378	119,283	106,278	91,279	75,470	106	33
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$8.51	$14.92	$14.77	$12.36	$11.74	$10.58	$10.10		
Value at end of period	$11.02	$8.51	$14.92	$14.77	$12.36	$11.74	$10.58		
Number of accumulation units outstanding at end of period	33,424	33,843	36,708	68,536	78,723	86,883	60,863		
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.07	$13.45	$10.65	$10.02	$9.53	$9.27	$8.90		
Value at end of period	$9.02	$7.07	$13.45	$10.65	$10.02	$9.53	$9.27		
Number of accumulation units outstanding at end of period	45,095	41,426	46,143	90,967	89,225	94,934	87,478		
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$11.12	$19.90	$17.05	$14.52	$12.27	$10.85	$10.38		
Value at end of period	$13.99	$11.12	$19.90	$17.05	$14.52	$12.27	$10.85		
Number of accumulation units outstanding at end of period	2,604	4,458	5,700	14,395	9,319	6,556	3,248		
ING BALANCED PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$9.95	$13.91	$13.25	$12.11	$11.68	$10.74	$10.47		
Value at end of period	$11.80	$9.95	$13.91	$13.25	$12.11	$11.68	$10.74		
Number of accumulation units outstanding at end of period	21,940	23,631	36,125	79,825	87,003	81,057	74,663		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$6.35	$10.46	$10.68						
Value at end of period	$8.25	$6.35	$10.46						
Number of accumulation units outstanding at end of period	15,676	15,873	20,341						
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.47	$12.48	$10.55	$9.89	$8.89	$9.06	$8.66		
Value at end of period	$11.35	$7.47	$12.48	$10.55	$9.89	$8.89	$9.06		
Number of accumulation units outstanding at end of period	10,663	15,150	6,204	18,425	22,012	22,494	25,362		
ING CLARION REAL ESTATE PORTFOLIO									
(Funds were first received in this option during October 2006)									
Value at beginning of period			$12.36	$11.62					
Value at end of period			$10.11	$12.36					
Number of accumulation units outstanding at end of period			0	15					
ING GLOBAL RESOURCES PORTFOLIO									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$7.96	$13.57	$9.69						
Value at end of period	$10.89	$7.96	$13.57						
Number of accumulation units outstanding at end of period	14,245	18,968	8,284						
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.90	$12.73	$11.92	$10.49	$9.76	$9.05	$8.63		
Value at end of period	$10.23	$7.90	$12.73	$11.92	$10.49	$9.76	$9.05		
Number of accumulation units outstanding at end of period	165,930	177,933	201,083	405,587	426,795	508,124	534,159		
ING INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$8.34	$13.36	$12.79	$11.22	$10.71	$9.74	$9.35		
Value at end of period	$10.22	$8.34	$13.36	$12.79	$11.22	$10.71	$9.74		
Number of accumulation units outstanding at end of period	74,113	79,689	85,230	153,886	153,542	127,122	85,750		
ING INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$10.72	$17.26	$16.45	$15.12	$13.68	$11.79	$11.45		
Value at end of period	$14.04	$10.72	$17.26	$16.45	$15.12	$13.68	$11.79		
Number of accumulation units outstanding at end of period	35,909	32,771	37,656	102,804	102,137	82,575	46,147		
ING INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$10.96	$16.59	$17.79	$15.71	$14.68	$12.09	$11.74		
Value at end of period	$13.61	$10.96	$16.59	$17.79	$15.71	$14.68	$12.09		
Number of accumulation units outstanding at end of period	15,040	15,285	15,608	35,044	34,393	23,272	10,550		
ING INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$12.44	$13.66	$12.96	$12.52	$12.21	$11.70	$11.66		
Value at end of period	$13.80	$12.44	$13.66	$12.96	$12.52	$12.21	$11.70		
Number of accumulation units outstanding at end of period	33,930	42,348	43,699	68,029	81,811	83,757	55,782		
ING INTERNATIONAL INDEX PORTFOLIO									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$6.94								
Value at end of period	$7.56								
Number of accumulation units outstanding at end of period	3,684								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.07	$11.70	$11.95	$10.90	$9.83	$9.01	$8.59		
Value at end of period	$9.31	$7.07	$11.70	$11.95	$10.90	$9.83	$9.01		
Number of accumulation units outstanding at end of period	36,775	38,195	50,018	85,781	84,638	96,866	106,846		
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during February 2005)									
Value at beginning of period			$14.31	$12.86	$12.54				
Value at end of period			$14.80	$14.31	$12.86				
Number of accumulation units outstanding at end of period			0	9	4				
ING MONEY MARKET PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$11.87	$11.63	$11.12	$10.66	$10.41	$10.35	$10.35		
Value at end of period	$11.85	$11.87	$11.63	$11.12	$10.66	$10.41	$10.35		
Number of accumulation units outstanding at end of period	38,913	18,681	48,791	26,619	11,479	14,920	9,622		
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$8.65	$14.58	$13.75	$11.72	$10.02				
Value at end of period	$12.01	$8.65	$14.58	$13.75	$11.72				
Number of accumulation units outstanding at end of period	71,028	72,337	86,061	188,203	191,327				
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.87	$11.74	$10.86	$10.07	$9.89				
Value at end of period	$11.93	$9.87	$11.74	$10.86	$10.07				
Number of accumulation units outstanding at end of period	10,193	13,868	18,166	39,657	31,154				
ING OPPORTUNISTIC LARGECAP PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.81	$12.20	$11.91	$10.32	$9.70	$8.85	$8.50		
Value at end of period	$8.94	$7.81	$12.20	$11.91	$10.32	$9.70	$8.85		
Number of accumulation units outstanding at end of period	29,687	11,182	12,595	31,958	27,698	32,286	25,074		
ING SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$11.47	$16.72	$15.88	$13.67	$12.46	$10.96	$10.56		
Value at end of period	$14.55	$11.47	$16.72	$15.88	$13.67	$12.46	$10.96		
Number of accumulation units outstanding at end of period	18,035	21,547	19,185	34,638	32,500	30,745	29,750		
ING SOLUTION 2015 PORTFOLIO									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$8.95	$12.30	$11.82	$10.80					
Value at end of period	$10.88	$8.95	$12.30	$11.82					
Number of accumulation units outstanding at end of period	405	289	5,463	12,038					
ING SOLUTION 2025 PORTFOLIO									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$8.40	$12.77	$12.27	$11.15					
Value at end of period	$10.51	$8.40	$12.77	$12.27					
Number of accumulation units outstanding at end of period	678	449	250	13,235					
ING SOLUTION 2035 PORTFOLIO									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$8.28	$13.22	$12.62	$11.27					
Value at end of period	$10.57	$8.28	$13.22	$12.62					
Number of accumulation units outstanding at end of period	5,022	6,413	5,302	1,714					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING SOLUTION 2045 PORTFOLIO									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$8.16	$13.64	$12.96	$11.71					
Value at end of period	$10.53	$8.16	$13.64	$12.96					
Number of accumulation units outstanding at end of period	13,924	11,959	10,654	195					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$10.27	$13.51	$12.84	$11.91	$11.53	$10.74	$10.53		
Value at end of period	$12.04	$10.27	$13.51	$12.84	$11.91	$11.53	$10.74		
Number of accumulation units outstanding at end of period	6,310	6,207	5,289	6,007	5,749	6,987	7,046		
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$9.14	$14.37	$13.75	$12.22	$11.57	$10.38	$10.04		
Value at end of period	$11.38	$9.14	$14.37	$13.75	$12.22	$11.57	$10.38		
Number of accumulation units outstanding at end of period	7,943	7,566	7,898	20,364	8,320	6,742	5,864		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$9.65	$13.96	$13.31	$12.04	$11.56	$10.55	$10.27		
Value at end of period	$11.70	$9.65	$13.96	$13.31	$12.04	$11.56	$10.55		
Number of accumulation units outstanding at end of period	5,772	5,914	5,957	8,875	8,368	11,479	10,329		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$7.72	$13.66	$12.11	$11.16	$9.94				
Value at end of period	$11.25	$7.72	$13.66	$12.11	$11.16				
Number of accumulation units outstanding at end of period	71,671	71,144	82,810	219,789	217,039				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during February 2005)									
Value at beginning of period			$17.15	$14.48	$14.08				
Value at end of period			$17.58	$17.15	$14.48				
Number of accumulation units outstanding at end of period			0	9	5				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$8.48	$14.76	$13.50	$11.98	$11.35	$10.37	$9.96		
Value at end of period	$12.06	$8.48	$14.76	$13.50	$11.98	$11.35	$10.37		
Number of accumulation units outstanding at end of period	12,008	10,647	11,044	33,622	36,029	35,842	32,840		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$6.32	$10.20							
Value at end of period	$8.30	$6.32							
Number of accumulation units outstanding at end of period	22,785	26,651							
ING THORNBURG VALUE PORTFOLIO									
(Funds were first received in this option during December 2003)									
Value at beginning of period	$7.35	$12.27	$11.51	$9.90	$9.80	$8.73	$8.39		
Value at end of period	$10.59	$7.35	$12.27	$11.51	$9.90	$9.80	$8.73		
Number of accumulation units outstanding at end of period	9,570	9,131	8,489	17,011	16,798	15,273	16,163		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Fund(Funds were first received in this option during February 2005)s were first received in this option during December 2003)									
Value at beginning of period	$7.89	$13.17	$13.09	$11.49	$10.57	$9.26	$8.92		
Value at end of period	$10.34	$7.89	$13.17	$13.09	$11.49	$10.57	$9.26		
Number of accumulation units outstanding at end of period	26,243	30,699	29,700	68,910	69,795	69,112	64,994		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$9.46	$12.41	$12.05	$10.75	$9.99				
Value at end of period	$11.54	$9.46	$12.41	$12.05	$10.75				
Number of accumulation units outstanding at end of period	31,412	37,121	55,146	110,104	106,096				
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®									
(Funds were first received in this option during May 2006)									
Value at beginning of period			$10.74	$10.08					
Value at end of period			$11.47	$10.74					
Number of accumulation units outstanding at end of period			0	88					
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during October 2006)									
Value at beginning of period			$50.50	$43.28					
Value at end of period			$67.23	$50.50					
Number of accumulation units outstanding at end of period			0	140					
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during May 2006)									
Value at beginning of period			$13.62	$13.19					
Value at end of period			$15.01	$13.62					
Number of accumulation units outstanding at end of period			0	58					
WANGER USA									
(Funds were first received in this option during October 2006)									
Value at beginning of period			$13.80	$13.34					
Value at end of period			$14.47	$13.80					
Number of accumulation units outstanding at end of period			0	13					

TABLE 13

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.02									
Value at end of period	$12.32									
Number of accumulation units outstanding at end of period	83									
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during November 2000)										
Value at beginning of period	$6.96	$12.18	$10.94	$10.36	$10.35	$9.03	$7.02	$9.33	$12.235	$13.036
Value at end of period	$8.38	$6.96	$12.18	$10.94	$10.36	$10.35	$9.03	$7.02	$9.33	$12.235
Number of accumulation units outstanding at end of period	11,864	19,489	24,826	28,795	11,914	16,659	16,906	11,934	5,426	32
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during November 2000)										
Value at beginning of period	$7.81	$11.25	$10.47	$9.02	$8.62	$7.96	$6.43	$7.667	$9.996	$10.403
Value at end of period	$9.96	$7.81	$11.25	$10.47	$9.02	$11.02	$7.96	$6.43	$7.667	$9.996
Number of accumulation units outstanding at end of period	29,996	41,183	52,059	97,804	66,449	56,091	73,389	70,527	38,497	84

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
AMANA GROWTH FUND (Funds were first received in this option during December 2009)										
Value at beginning of period										$9.54
Value at end of period										$9.67
Number of accumulation units outstanding at end of period										811
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (Funds were first received in this option during September 2009)										
Value at beginning of period										$10.50
Value at end of period										$10.74
Number of accumulation units outstanding at end of period										20
ARTISAN INTERNATIONAL FUND (Funds were first received in this option during April 2009)										
Value at beginning of period										$5.67
Value at end of period										$8.05
Number of accumulation units outstanding at end of period										4,079
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (Funds were first received in this option during September 2009)										
Value at beginning of period										$12.08
Value at end of period										$12.65
Number of accumulation units outstanding at end of period										10
CALVERT SOCIAL BALANCED PORTFOLIO (Funds were first received in this option during July 2001)										
Value at beginning of period		$11.035	$10.636	$9.29	$11.02	$11.85	$12.45	$13.46	$13.75	$9.39
Value at end of period		$10.636	$9.29	$11.02	$11.85	$12.45	$13.46	$13.75	$9.39	$11.69
Number of accumulation units outstanding at end of period		8,855	10,572	12,992	16,312	4,758	8,537	22,592	17,133	4,895
COLUMBIA MID CAP VALUE FUND (Funds were first received in this option during October 2008)										
Value at beginning of period									$6.08	$6.11
Value at end of period									$6.11	$8.03
Number of accumulation units outstanding at end of period									82	648
EUROPACIFIC GROWTH FUND® (Funds were first received in this option during October 2004)										
Value at beginning of period					$10.37	$11.50	$13.84	$16.76	$19.80	$11.70
Value at end of period					$11.50	$13.84	$16.76	$19.80	$11.70	$16.18
Number of accumulation units outstanding at end of period					700	4,677	30,646	42,629	48,805	35,174
EVERGREEN SPECIAL VALUES FUND (Funds were first received in this option during December 2004)										
Value at beginning of period					$18.28	$18.72	$20.55	$24.80	$22.66	$15.37
Value at end of period					$18.72	$20.55	$24.80	$22.66	$15.37	$19.84
Number of accumulation units outstanding at end of period					336	4,724	11,137	17,687	12,045	9,130
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Funds were first received in this option during February 2001)										
Value at beginning of period		$12.621	$11.465	$10.33	$13.19	$15.14	$17.60	$19.55	$22.85	$13.05
Value at end of period		$11.465	$10.33	$13.19	$15.14	$17.60	$19.55	$22.85	$13.05	$17.61
Number of accumulation units outstanding at end of period		266,409	456,743	578,035	702,963	270,004	383,019	217,169	275,711	214,023
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (Funds were first received in this option during February 2001)										
Value at beginning of period		$11.454	$10.718	$8.85	$11.46	$12.71	$13.37	$15.98	$16.12	$9.19
Value at end of period		$10.718	$8.85	$11.46	$12.71	$13.37	$15.98	$16.12	$9.19	$11.90
Number of accumulation units outstanding at end of period		292,699	487,673	639,168	825,795	149,572	272,073	172,172	83,733	75,945

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2000)										
Value at beginning of period	$15.283	$14.702	$12.034	$8.36	$11.04	$11.35	$11.93	$12.67	$15.99	$8.40
Value at end of period	$14.702	$12.034	$8.36	$11.04	$11.35	$11.93	$12.67	$15.99	$8.40	$10.71
Number of accumulation units outstanding at end of period	11	344,985	505,859	555,652	552,845	240,015	358,554	277,105	222,467	166,798
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$10.096	$8.429	$6.68	$9.52	$12.09	$12.72	$14.93	$17.41	$9.73
Value at end of period		$8.429	$6.68	$9.52	$12.09	$12.72	$14.93	$17.41	$9.73	$12.23
Number of accumulation units outstanding at end of period		10,450	24,366	53,560	66,264	23,641	40,984	23,873	8,353	5,010
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$11.46	$9.31	$12.23	$15.04	$16.26	$18.91	$18.35	$12.22
Value at end of period			$9.31	$12.23	$15.04	$16.26	$18.91	$18.35	$12.22	$15.69
Number of accumulation units outstanding at end of period			2,850	4,495	36,672	55,654	94,815	71,611	39,970	41,203
FUNDAMENTAL INVESTORS^SM										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.99	$6.12
Value at end of period									$6.12	$8.12
Number of accumulation units outstanding at end of period									3,605	27,145
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$7.96	$8.12	$10.93	$13.19	$14.14	$16.22	$15.66	$11.43
Value at end of period			$8.12	$10.93	$13.19	$14.14	$16.22	$15.66	$11.43	$15.42
Number of accumulation units outstanding at end of period			385	665	4,113	6,993	16,573	25,283	13,720	1,693
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period						$11.59	$13.45	$17.28	$20.00	$11.21
Value at end of period						$13.45	$17.28	$20.00	$11.21	$13.39
Number of accumulation units outstanding at end of period						472	22,197	37,245	15,110	19,249
ING BALANCED PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$12.058	$11.327	$10.10	$11.93	$12.98	$13.45	$14.70	$15.43	$11.03
Value at end of period		$11.327	$10.10	$11.93	$12.98	$13.45	$14.70	$15.43	$11.03	$13.07
Number of accumulation units outstanding at end of period		618,049	666,708	713,922	839,644	386,523	465,727	309,890	243,823	195,593
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$9.78	$10.13	$10.97	$6.43
Value at end of period							$10.13	$10.97	$6.43	$8.58
Number of accumulation units outstanding at end of period							39	583	2,087	2,087
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period				$9.65	$11.57	$14.72	$15.71	$18.00	$18.98	$11.08
Value at end of period				$11.57	$14.72	$15.71	$18.00	$18.98	$11.08	$14.90
Number of accumulation units outstanding at end of period				1,713	16,444	27,529	83,323	78,794	38,972	34,236
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.69	$10.47	$6.36
Value at end of period								$10.47	$6.36	$8.25
Number of accumulation units outstanding at end of period								73,986	61,775	52,439

CFI 98

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$6.538	$4.483	$2.62	$3.78	$3.71	$4.13	$4.40	$5.20	$3.11
Value at end of period		$4.483	$2.62	$3.78	$8.77	$4.13	$4.40	$5.20	$3.11	$4.73
Number of accumulation units outstanding at end of period		6,940	174,362	245,026	95,262	159,290	131,549	38,251	35,954	20,080
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.72
Value at end of period									$6.72	$8.93
Number of accumulation units outstanding at end of period									17,017	20,273
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$10.05	$12.35	$10.10	$6.17
Value at end of period							$12.35	$10.10	$6.17	$8.34
Number of accumulation units outstanding at end of period							33,884	1,366	5,648	6,100
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.86	$6.78
Value at end of period									$6.78	$8.41
Number of accumulation units outstanding at end of period									63	63
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$11.65	$11.99	$16.76	$18.07	$18.66	$21.12	$21.86	$13.21
Value at end of period			$11.99	$16.76	$18.07	$18.66	$21.12	$21.86	$13.21	$17.28
Number of accumulation units outstanding at end of period			77	2,354	2,690	1,604	4,188	7,554	10,487	7,027
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.82	$11.26	$12.74	$13.75	$9.75
Value at end of period						$11.26	$12.74	$13.75	$9.75	$11.63
Number of accumulation units outstanding at end of period						807	9,428	1,221	2,250	2,593
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.00	$11.88	$13.21	$15.03	$9.09
Value at end of period						$11.88	$4,464.00	$15.03	$9.09	$12.58
Number of accumulation units outstanding at end of period						550	5,701	13	7,511	4,817
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.69	$13.56	$7.95
Value at end of period								$13.56	$7.95	$10.87
Number of accumulation units outstanding at end of period								44,806	60,759	35,739
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$10.163	$8.497	$6.34	$7.94	$8.55	$9.20	$10.44	$11.14	$6.91
Value at end of period		$8.497	$6.34	$7.94	$9.62	$9.20	$10.44	$11.14	$6.91	$8.94
Number of accumulation units outstanding at end of period		1,639,326	2,807,208	2,670,006	2,284,441	1,635,914	1,860,531	721,454	664,656	524,546
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during December 2000)										
Value at beginning of period	$12.787	$12.569	$10.792	$8.42	$10.55	$11.60	$12.15	$13.84	$14.45	$9.02
Value at end of period	$12.569	$10.792	$8.42	$10.55	$11.60	$12.15	$13.84	$14.45	$9.02	$11.04
Number of accumulation units outstanding at end of period	2	72,836	221,565	270,330	325,584	295,687	380,672	173,623	164,902	134,364

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$15.183	$15.065	$13.16	$17.33	$20.08	$22.19	$24.14	$25.31	$15.71
Value at end of period		$15.065	$13.16	$17.33	$20.08	$22.19	$24.14	$25.31	$15.71	$20.57
Number of accumulation units outstanding at end of period		70,046	218,102	302,362	417,849	123,316	136,775	84,389	60,818	49,477
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$11.13	$11.27	$9.72	$13.16	$15.97	$17.08	$19.33	$18.01	$11.89
Value at end of period		$11.27	$9.72	$13.16	$15.97	$17.08	$19.33	$18.01	$11.89	$14.76
Number of accumulation units outstanding at end of period		3,181	82,105	145,109	228,857	59,494	98,944	64,201	38,949	33,379
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$11.539	$12.218	$13.16	$13.90	$14.49	$14.86	$15.37	$16.20	$14.74
Value at end of period		$12.218	$13.16	$13.90	$14.49	$14.86	$15.37	$16.20	$14.74	$16.34
Number of accumulation units outstanding at end of period		128,150	378,990	365,592	389,306	275,165	312,992	131,955	123,333	105,761
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$5.64	$5.94
Value at end of period									$5.94	$7.55
Number of accumulation units outstanding at end of period									887	8,207
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period				$7.55	$10.40	$12.13	$13.20	$16.98	$19.15	$10.90
Value at end of period				$10.40	$12.13	$13.20	$16.98	$19.15	$10.90	$13.78
Number of accumulation units outstanding at end of period				241	11,160	22,429	39,906	24,278	30,523	46,058
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$7.46
Value at end of period										$7.86
Number of accumulation units outstanding at end of period										548
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.70	$13.46	$18.17	$25.02	$12.12
Value at end of period						$13.46	$18.17	$25.02	$12.12	$20.67
Number of accumulation units outstanding at end of period						5,709	20,737	14,490	6,116	6,878
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$9.22	$9.21	$11.90	$14.27	$15.39	$17.82	$18.13	$12.07
Value at end of period			$9.21	$11.90	$14.27	$15.39	$17.82	$18.13	$12.07	$15.07
Number of accumulation units outstanding at end of period			18	1,074	6,378	8,880	49,023	71,135	35,722	13,296
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$12.56	$13.15	$12.85	$8.95
Value at end of period							$13.15	$12.85	$8.95	$11.33
Number of accumulation units outstanding at end of period							3,461	2,405	2,793	2,522
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$12.821	$8.676	$5.58	$7.66	$8.36	$9.26	$10.15	$9.93	$6.00
Value at end of period		$8.676	$5.58	$7.66	$9.69	$9.26	$10.15	$9.93	$6.00	$7.89
Number of accumulation units outstanding at end of period		354,090	408,520	493,973	409,067	108,588	197,475	183,827	110,334	39,631

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.65	$10.84	$11.24	$7.11
Value at end of period							$10.84	$11.24	$7.11	$8.41
Number of accumulation units outstanding at end of period							1,528	135,851	178,168	167,012
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.59
Value at end of period									$6.59	$8.48
Number of accumulation units outstanding at end of period									4,453	1,932
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$13.03	$15.39	$18.45	$9.26
Value at end of period							$15.39	$18.45	$9.26	$12.66
Number of accumulation units outstanding at end of period							4,044	8,001	3,796	3,500
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$11.43	$12.03	$13.29	$13.59	$15.12	$15.63	$12.07
Value at end of period				$12.03	$13.29	$13.59	$15.12	$15.63	$12.07	$14.14
Number of accumulation units outstanding at end of period				935	11,788	16,162	15,955	10,503	5,214	4,705
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$11.00	$11.46	$14.90	$18.87	$11.68
Value at end of period						$11.46	$14.90	$18.87	$11.68	$15.42
Number of accumulation units outstanding at end of period						735	13,221	5,832	11,870	12,120
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$7.52	$6.98	$9.48	$11.43	$11.53	$12.36	$15.45	$9.58
Value at end of period			$6.98	$9.48	$11.43	$11.53	$12.36	$15.45	$9.58	$13.47
Number of accumulation units outstanding at end of period			99	3,294	2,965	3,063	4,152	5,430	5,275	4,659
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$11.396	$11.745	$11.86	$11.90	$11.95	$12.24	$12.76	$13.34	$13.61
Value at end of period		$11.745	$11.86	$11.90	$11.95	$12.24	$12.76	$13.34	$13.61	$13.57
Number of accumulation units outstanding at end of period		37,494	109,591	110,222	89,013	79,187	81,828	97,084	422,639	307,068
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.55	$12.17	$14.23	$15.07	$8.64
Value at end of period						$12.17	$14.23	$15.07	$8.64	$11.98
Number of accumulation units outstanding at end of period						359,165	656,982	435,270	514,069	403,741
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$10.03	$10.17	$10.85	$11.73	$9.95
Value at end of period						$10.17	$10.85	$11.73	$9.95	$12.02
Number of accumulation units outstanding at end of period						81,732	122,436	96,452	90,415	77,956
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$14.318	$12.434	$9.15	$11.33	$12.41	$13.20	$15.23	$15.59	$9.98
Value at end of period		$12.434	$9.15	$11.33	$12.41	$13.20	$15.23	$15.59	$9.98	$11.42
Number of accumulation units outstanding at end of period		65,724	144,214	168,525	166,605	48,630	67,431	46,075	36,039	50,607

CFI 101

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.31	$10.53	$11.40	$11.66	$8.98
Value at end of period						$10.53	$11.40	$11.66	$8.98	$13.33
Number of accumulation units outstanding at end of period						2,470	4,769	2,590	4,155	15,911
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.00	$10.76	$11.13	$11.55	$11.72	$12.11	$13.17	$13.07
Value at end of period			$10.76	$11.13	$11.55	$11.72	$12.11	$13.17	$13.07	$14.63
Number of accumulation units outstanding at end of period			15,367	21,807	32,493	37,045	46,474	36,371	54,887	96,815
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.42	$9.21	$6.40
Value at end of period								$9.21	$6.40	$7.17
Number of accumulation units outstanding at end of period								75,660	78,541	21,331
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.52	$10.84	$11.35	$7.39
Value at end of period							$10.84	$11.35	$7.39	$9.14
Number of accumulation units outstanding at end of period							901	2,500	2,346	3,109
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$11.25	$11.21	$7.87
Value at end of period								$11.21	$7.87	$13.06
Number of accumulation units outstanding at end of period								2,987	372	1,437
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period							$10.66	$10.65	$11.19	$7.46
Value at end of period							$10.65	$11.19	$7.46	$9.30
Number of accumulation units outstanding at end of period							300	76,916	101,160	65,716
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$6.51	$6.65
Value at end of period									$6.65	$8.18
Number of accumulation units outstanding at end of period									2,280	4,348
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.07
Value at end of period										$11.88
Number of accumulation units outstanding at end of period										308
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.42
Value at end of period										$12.87
Number of accumulation units outstanding at end of period										2,291
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period									$4.91	$5.94
Value at end of period									$5.94	$8.27
Number of accumulation units outstanding at end of period									526	6,719

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.33	$6.98
Value at end of period									$6.98	$8.78
Number of accumulation units outstanding at end of period									1,146	5,001
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$5.42	$5.03	$6.93	$8.08	$8.23	$9.21	$10.08	$6.56
Value at end of period			$5.03	$6.93	$8.08	$8.23	$9.21	$10.08	$6.56	$8.55
Number of accumulation units outstanding at end of period			139	3,497	5,797	7,019	10,645	9,521	13,913	17,864
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$12.779	$13.076	$9.98	$13.64	$15.50	$16.99	$19.73	$20.77	$14.23
Value at end of period		$13.076	$9.98	$13.64	$15.50	$16.99	$19.73	$20.77	$14.23	$18.05
Number of accumulation units outstanding at end of period		36,305	148,833	199,373	274,222	101,621	143,057	93,694	86,086	69,771
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$10.85	$11.81	$12.28	$8.93
Value at end of period							$11.81	$12.28	$8.93	$10.86
Number of accumulation units outstanding at end of period							74,710	121,824	160,682	49,677
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.47	$10.96	$12.26	$12.75	$8.38
Value at end of period						$10.96	$12.26	$12.75	$8.38	$10.48
Number of accumulation units outstanding at end of period						1,080	105,386	240,916	282,862	167,234
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.70	$11.11	$12.61	$13.20	$8.26
Value at end of period						$11.11	$12.61	$13.20	$8.26	$10.54
Number of accumulation units outstanding at end of period						603	48,992	103,555	139,209	127,989
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.84	$11.32	$12.95	$13.62	$8.14
Value at end of period						$11.32	$12.95	$13.62	$8.14	$10.51
Number of accumulation units outstanding at end of period						1,320	22,333	40,035	70,952	71,189
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$8.14	$7.67
Value at end of period									$7.67	$9.17
Number of accumulation units outstanding at end of period									132	0
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period										$6.06
Value at end of period										$8.58
Number of accumulation units outstanding at end of period										2,436
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$10.44	$11.04	$11.55	$9.57
Value at end of period							$11.04	$11.55	$9.57	$11.15
Number of accumulation units outstanding at end of period							598	21,338	27,939	16,993

CFI 103

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period	$11.09	$14.60	$13.88	$12.89	$12.49	$11.63	$10.30	$10.83	$11.137	
Value at end of period	$13.00	$11.09	$14.60	$13.88	$12.89	$12.49	$11.63	$10.30	$10.83	
Number of accumulation units outstanding at end of period	25,125	35,695	38,095	42,682	25,959	9,644	6,035	5,239	19	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period	$8.73	$13.73	$13.15	$11.69	$11.41	$9.94	$8.05	$9.00	$10.376	
Value at end of period	$10.86	$8.73	$13.73	$13.15	$11.69	$11.41	$9.94	$8.05	$9.385	
Number of accumulation units outstanding at end of period	72,187	132,593	105,049	49,501	11,315	32,265	5,823	6,441	789	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period	$9.65	$13.97	$13.32	$12.05	$11.58	$10.57	$8.90	$9.898	$10.501	
Value at end of period	$11.69	$9.65	$13.97	$13.32	$12.05	$11.58	$10.57	$8.90	$9.898	
Number of accumulation units outstanding at end of period	105,792	123,282	63,371	69,643	17,880	32,687	12,588	2,506	887	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.36	$12.98	$12.51	$10.98	$10.77					
Value at end of period	$12.39	$9.36	$12.98	$12.51	$10.98					
Number of accumulation units outstanding at end of period	22,814	106,899	66,986	28,614	6,163					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$7.71	$13.99	$12.10	$11.48	$11.12					
Value at end of period	$11.22	$7.71	$13.99	$12.10	$11.48					
Number of accumulation units outstanding at end of period	143,813	219,118	310,862	614,774	421,546					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$11.90	$18.61	$18.17	$15.35	$14.86	$13.01	$11.79			
Value at end of period	$14.78	$11.90	$18.61	$18.17	$15.35	$14.86	$13.01			
Number of accumulation units outstanding at end of period	7,954	13,978	13,476	17,404	9,555	3,666	577			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period	$9.64	$16.79	$15.36	$13.64	$12.93	$11.82	$9.08	$11.911	$13.566	
Value at end of period	$13.70	$9.64	$16.79	$15.36	$13.64	$12.93	$11.82	$9.08	$11.911	
Number of accumulation units outstanding at end of period	181,177	219,788	163,563	179,279	94,137	329,385	254,412	195,228	151,126	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.32	$10.20								
Value at end of period	$8.30	$6.32								
Number of accumulation units outstanding at end of period	21,906	49,258								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$6.78	$11.31	$11.11	$10.52						
Value at end of period	$8.92	$6.78	$11.31	$11.11						
Number of accumulation units outstanding at end of period	174	401	228	658						
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during November 2000)										
Value at beginning of period	$8.20	$13.70	$12.85	$11.07	$10.96	$9.77	$7.67	$11.054	$14.78	$15.104
Value at end of period	$11.81	$8.20	$13.70	$12.85	$11.07	$10.96	$9.77	$7.67	$11.054	$14.78
Number of accumulation units outstanding at end of period	16,986	27,438	35,793	48,017	31,981	103,895	110,101	111,920	82,017	18

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$10.14	$10.23
Value at end of period									$10.23	$10.77
Number of accumulation units outstanding at end of period									303	2,407
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$12.638	$9.729	$7.26	$9.02	$10.41	$11.19	$12.74	$12.81	$7.67
Value at end of period		$9.729	$7.26	$9.02	$10.41	$11.19	$12.74	$12.81	$7.67	$10.05
Number of accumulation units outstanding at end of period		123,118	184,641	175,941	178,525	101,031	130,675	63,715	35,708	23,900
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$8.18	$8.34	$10.75	$12.48	$12.84	$14.78	$14.36	$9.07
Value at end of period			$8.34	$10.75	$12.48	$12.84	$14.78	$14.36	$9.07	$11.58
Number of accumulation units outstanding at end of period			1,949	3,399	14,256	21,710	59,421	68,428	31,411	15,034
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$10.92	$11.10	$12.04	$12.76	$9.72
Value at end of period						$11.10	$12.04	$12.76	$9.72	$11.51
Number of accumulation units outstanding at end of period						212,266	408,718	320,225	297,636	223,775
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.63	$11.09	$12.79	$13.04	$8.79
Value at end of period						$11.09	$12.79	$13.04	$8.79	$10.82
Number of accumulation units outstanding at end of period						1,607	11,889	14,558	10,438	8,564
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.73	$10.56		$6.69
Value at end of period							$10.56	$10.11		$8.73
Number of accumulation units outstanding at end of period							747	0		3,362
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$15.10	$15.99	$16.85
Value at end of period								$15.99	$16.85	$18.97
Number of accumulation units outstanding at end of period								47	3	0
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$5.38
Value at end of period										$7.37
Number of accumulation units outstanding at end of period										6,123
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during February 2009)										
Value at beginning of period										$5.97
Value at end of period										$9.17
Number of accumulation units outstanding at end of period										5,343
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$9.77	$8.40	$10.42	$12.85	$13.82	$15.42	$15.41	$9.29
Value at end of period			$8.40	$10.42	$14.20	$13.82	$15.42	$15.41	$9.29	$11.69
Number of accumulation units outstanding at end of period			5,263	9,838	28,499	55,618	85,412	48,286	19,908	17,082

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$11.07	$11.46	$6.96
Value at end of period								$11.46	$6.96	$9.01
Number of accumulation units outstanding at end of period								229	17	350
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$11.03	$12.57	$14.98	$17.26	$10.66
Value at end of period						$12.57	$14.98	$17.26	$10.66	$14.57
Number of accumulation units outstanding at end of period						5,661	15,664	29,052	28,949	13,643
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$25.13	$29.63	$41.59	$51.76	$68.86	$35.57
Value at end of period					$29.63	$41.59	$51.76	$68.86	$35.57	$64.26
Number of accumulation units outstanding at end of period					309	5,157	18,907	15,299	11,153	12,580
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
Value at beginning of period										$15.72
Value at end of period										$21.84
Number of accumulation units outstanding at end of period										19
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.13	$11.78	$13.46	$13.22	$8.17
Value at end of period						$11.78	$13.46	$13.22	$8.17	$11.14
Number of accumulation units outstanding at end of period						1,918	3,743	1,996	1,958	726
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$15.95	$17.40	$14.84
Value at end of period								$17.40	$14.84	$17.52
Number of accumulation units outstanding at end of period								44	3	0
PAX WORLD BALANCED FUND										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.83	$11.39	$12.53	$13.63	$9.39
Value at end of period						$11.39	$12.53	$13.63	$9.39	$11.32
Number of accumulation units outstanding at end of period						2,316	2,942	5,380	9,700	5,443
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.05	$10.83	$10.99	$11.01	$12.10	$11.18
Value at end of period					$10.83	$10.99	$11.01	$12.10	$11.18	$13.16
Number of accumulation units outstanding at end of period					277	562	5,071	6,118	16,697	23,083
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.08	$12.78	$5.31
Value at end of period								$12.78	$5.31	$9.22
Number of accumulation units outstanding at end of period								2,632	3,485	6,514
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.38	$10.83	$11.68	$12.29	$7.89
Value at end of period						$10.83	$11.68	$12.29	$7.89	$12.59
Number of accumulation units outstanding at end of period						802	31,076	40,436	37,620	24,981
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.48	$6.20
Value at end of period									$6.20	$7.84
Number of accumulation units outstanding at end of period									62	0

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
SMALLCAP WORLD FUND®										
(Funds were first received in this option during February 2009)										
Value at beginning of period										$4.76
Value at end of period										$8.35
Number of accumulation units outstanding at end of period										9,844
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$15.11	$17.52	$16.88	$19.04	$20.98	$22.16
Value at end of period					$17.52	$16.88	$19.04	$20.98	$22.16	$26.18
Number of accumulation units outstanding at end of period					982	3,654	13,418	23,866	33,866	34,294
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$9.06	$8.73
Value at end of period									$8.73	$9.97
Number of accumulation units outstanding at end of period									357	1,844
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.07	$10.86	$12.34	$13.60	$14.99	$9.08
Value at end of period					$10.86	$12.34	$13.60	$14.99	$9.08	$12.14
Number of accumulation units outstanding at end of period					13,838	29,025	122,430	157,459	100,071	73,915
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$7.69
Value at end of period										$8.47
Number of accumulation units outstanding at end of period										1,261
WANGER SELECT										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.85	$12.58	$14.97	$16.28	$8.24
Value at end of period						$12.58	$14.97	$16.28	$8.24	$13.62
Number of accumulation units outstanding at end of period						1,003	12,646	15,295	9,786	5,108
WANGER USA										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$11.55	$12.85	$13.78	$14.44	$8.66
Value at end of period						$12.85	$13.78	$14.44	$8.66	$12.24
Number of accumulation units outstanding at end of period						3,773	12,085	12,761	8,507	10,921
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.87	$10.86	$11.18	$13.10	$13.53	$8.99
Value at end of period					$10.86	$11.18	$13.10	$13.53	$8.99	$10.64
Number of accumulation units outstanding at end of period					8,442	12,891	46,364	70,266	66,477	46,145

Condensed Financial Information (continued)

TABLE 14

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.22									
Value at end of period	$12.31									
Number of accumulation units outstanding at end of period	32									
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$6.93	$12.13	$10.90	$10.32	$9.55	$9.01	$7.00	$9.317	$12.224	$14.959
Value at end of period	$8.34	$6.93	$12.13	$10.90	$10.32	$9.55	$9.01	$7.00	$9.317	$12.224
Number of accumulation units outstanding at end of period	129,544	73,509	11,416	9,882	4,864	8,139	5,328	3,966	3,349	1,699
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$7.77	$11.20	$10.43	$8.99	$8.59	$7.94	$6.42	$7.657	$9.987	$11.764
Value at end of period	$9.91	$7.77	$11.20	$10.43	$8.99	$8.59	$7.94	$6.42	$7.657	$9.987
Number of accumulation units outstanding at end of period	98,470	48,015	16,224	13,763	4,835	4,680	3,382	3,727	2,707	1,781
ALGER GREEN FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.62									
Value at end of period	$13.01									
Number of accumulation units outstanding at end of period	11									
AMANA GROWTH FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$8.81									
Value at end of period	$9.66									
Number of accumulation units outstanding at end of period	10,612									
AMANA INCOME FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$9.18									
Value at end of period	$9.95									
Number of accumulation units outstanding at end of period	9,055									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.36									
Value at end of period	$10.74									
Number of accumulation units outstanding at end of period	5,289									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$5.79	$5.71								
Value at end of period	$8.04	$5.79								
Number of accumulation units outstanding at end of period	456	27								
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$9.34	$13.68	$13.40	$12.40	$11.82	$10.99	$9.27	$10.617	$11.483	$11.932
Value at end of period	$11.62	$9.34	$13.68	$13.40	$12.40	$11.82	$10.99	$9.27	$10.617	$11.483
Number of accumulation units outstanding at end of period	87,780	61,198	7,485	9,904	8,468	14,260	8,298	6,111	4,910	4,099

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.10	$6.65								
Value at end of period	$8.02	$6.10								
Number of accumulation units outstanding at end of period	1,354	24								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$11.67	$19.77	$16.74	$13.83	$11.36					
Value at end of period	$16.14	$11.67	$19.77	$16.74	$13.83					
Number of accumulation units outstanding at end of period	450,105	247,467	76,631	11,921	2,010					
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$15.30	$22.57	$24.72	$20.49	$18.68	$16.71				
Value at end of period	$19.75	$15.30	$22.57	$24.72	$20.49	$18.68				
Number of accumulation units outstanding at end of period	45,701	2,998	5,107	2,697	890	156				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$12.99	$22.74	$19.46	$17.53	$15.09	$13.15	$10.31	$11.444	$13.126	$14.148
Value at end of period	$17.51	$12.99	$22.74	$19.46	$17.53	$15.09	$13.15	$10.31	$11.444	$13.126
Number of accumulation units outstanding at end of period	1,369,701	796,912	157,881	235,683	185,887	139,633	94,553	270,820	275,047	277,303
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.14	$16.05	$15.91	$13.32	$12.67	$11.43	$8.83	$10.698	$11.33	$10.518
Value at end of period	$11.83	$9.14	$16.05	$15.91	$13.32	$12.67	$11.43	$8.83	$10.698	$11.33
Number of accumulation units outstanding at end of period	670,535	398,154	72,935	90,355	76,287	69,693	44,084	139,155	126,487	107,997
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$8.35	$15.92	$12.62	$11.89	$11.31	$11.01	$8.34	$12.012	$14.683	$16.601
Value at end of period	$10.65	$8.35	$15.92	$12.62	$11.89	$11.31	$11.01	$8.34	$12.012	$14.683
Number of accumulation units outstanding at end of period	1,361,966	757,026	293,363	237,194	170,019	147,326	121,964	327,266	331,028	331,653
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$9.68	$17.33	$14.87	$12.68	$10.72	$9.49	$6.66	$8.414	$10.743	$13.367
Value at end of period	$12.16	$9.68	$17.33	$14.87	$12.68	$10.72	$9.49	$6.66	$8.414	$10.743
Number of accumulation units outstanding at end of period	280,635	204,171	24,928	29,808	22,665	28,070	15,332	28,329	23,263	17,889
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$12.17	$18.29	$18.86	$16.23	$15.02	$12.21	$9.30	$11.65		
Value at end of period	$15.62	$12.17	$18.29	$18.86	$16.23	$15.02	$12.21	$9.30		
Number of accumulation units outstanding at end of period	274,513	170,769	137,475	84,756	54,946	21,696	11,901	1,749		
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.12	$9.08								
Value at end of period	$8.11	$6.12								
Number of accumulation units outstanding at end of period	12,882	210								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$11.39	$15.61	$16.19	$14.11	$13.17	$10.92	$10.01			
Value at end of period	$15.36	$11.39	$15.61	$16.19	$14.11	$13.17	$10.92			
Number of accumulation units outstanding at end of period	26,094	13,474	9,116	5,740	4,006	3,960	2,084			
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.18	$19.96	$17.25	$13.44	$11.47					
Value at end of period	$13.36	$11.18	$19.96	$17.25	$13.44					
Number of accumulation units outstanding at end of period	50,756	29,907	19,624	2,112	2,812					

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.97	$15.36	$14.64	$13.40	$12.94	$11.90	$10.08	$11.307	$11.881	$12.026
Value at end of period	$12.99	$10.97	$15.36	$14.64	$13.40	$12.94	$11.90	$10.08	$11.307	$11.881
Number of accumulation units outstanding at end of period	371,665	178,483	32,141	69,738	62,874	82,473	70,493	105,474	123,203	118,492
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$6.42	$10.96	$10.26							
Value at end of period	$8.57	$6.42	$10.96							
Number of accumulation units outstanding at end of period	8,769	1,079	130							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$11.05	$18.93	$17.95	$15.68	$14.70	$11.56	$10.05			
Value at end of period	$14.84	$11.05	$18.93	$17.95	$15.68	$14.70	$11.56			
Number of accumulation units outstanding at end of period	73,234	38,438	50,885	29,394	24,588	17,254	8,963			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.35	$10.47	$10.69							
Value at end of period	$8.24	$6.35	$10.47							
Number of accumulation units outstanding at end of period	370,713	156,092	90,509							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$3.10	$5.18	$4.38	$4.11	$3.70	$3.78	$2.61	$2.68		
Value at end of period	$4.70	$3.10	$5.18	$4.38	$4.11	$3.70	$3.78	$2.61		
Number of accumulation units outstanding at end of period	501,353	188,168	74,341	57,696	45,021	30,326	11,822	4,005		
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.92	$6.71								
Number of accumulation units outstanding at end of period	33,812	10,412								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.16	$10.09	$12.35	$10.48						
Value at end of period	$8.32	$6.16	$10.09	$12.35						
Number of accumulation units outstanding at end of period	54,608	17,158	9,711	584						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$6.77	$10.34	$10.11	$9.63						
Value at end of period	$8.39	$6.77	$10.34	$10.11						
Number of accumulation units outstanding at end of period	1,753	272	338	263						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$13.16	$21.80	$21.06	$18.62	$18.04	$16.74	$15.42			
Value at end of period	$17.21	$13.16	$21.80	$21.06	$18.62	$18.04	$16.74			
Number of accumulation units outstanding at end of period	26,069	1,456	8,549	5,274	3,326	1,792	332			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.73	$13.73	$12.73	$11.25	$10.84					
Value at end of period	$11.61	$9.73	$13.73	$12.73	$11.25					
Number of accumulation units outstanding at end of period	8,258	2,676	1,394	429	141					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.08	$15.01	$13.20	$11.87	$11.37					
Value at end of period	$12.55	$9.08	$15.01	$24,263.00	$11.87					
Number of accumulation units outstanding at end of period	48,241	8,082	13	950	267					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.94	$13.55	$9.69							
Value at end of period	$10.85	$7.94	$13.55							
Number of accumulation units outstanding at end of period	245,705	143,706	50,494							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$6.87	$11.09	$10.39	$9.16	$8.53	$7.92	$6.32	$8.482	$10.463	$11.828
Value at end of period	$8.89	$6.87	$11.09	$10.39	$9.16	$8.53	$7.92	$6.32	$8.482	$10.463
Number of accumulation units outstanding at end of period	1,184,795	547,477	30,081	148,346	140,633	319,937	322,236	388,659	445,025	448,612
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$8.97	$14.38	$13.78	$12.11	$11.56	$10.53	$8.40	$10.772	$12.553	$13.946
Value at end of period	$10.98	$8.97	$14.38	$13.78	$12.11	$11.56	$10.53	$8.40	$10.772	$12.553
Number of accumulation units outstanding at end of period	523,931	362,378	52,744	112,469	90,299	88,982	62,412	254,911	232,973	214,858
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.63	$25.19	$24.03	$22.10	$20.02	$17.28	$13.13	$15.038	$15.339	$12.875
Value at end of period	$20.45	$15.63	$25.19	$24.03	$22.10	$20.02	$17.28	$13.13	$15.038	$15.339
Number of accumulation units outstanding at end of period	475,061	317,641	176,445	136,329	103,069	101,889	59,842	26,984	12,404	7,546
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.83	$17.93	$19.24	$17.02	$15.91	$13.12	$9.70	$11.249	$11.057	$10.134
Value at end of period	$14.67	$11.83	$17.93	$19.24	$17.02	$15.91	$13.12	$9.70	$11.249	$11.057
Number of accumulation units outstanding at end of period	202,162	109,681	79,036	71,033	45,936	31,742	27,777	79,252	60,052	44,026
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.66	$16.12	$15.30	$14.80	$14.45	$13.86	$13.13	$12.196	$11.289	$10.363
Value at end of period	$16.25	$14.66	$16.12	$15.30	$14.80	$14.45	$13.86	$13.13	$12.196	$11.289
Number of accumulation units outstanding at end of period	592,617	461,356	203,884	144,331	93,930	139,709	118,161	215,827	162,516	115,114
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$4.65									
Value at end of period	$7.55									
Number of accumulation units outstanding at end of period	88,477									
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$10.86	$19.09	$16.94	$13.17	$12.11	$10.38	$8.60			
Value at end of period	$13.72	$10.86	$19.09	$16.94	$13.17	$12.11	$10.38			
Number of accumulation units outstanding at end of period	58,284	37,829	72,701	105,505	75,945	23,580	11,681			
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$5.40									
Value at end of period	$7.85									
Number of accumulation units outstanding at end of period	737									
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$12.10	$24.98	$18.16	$13.46	$12.06					
Value at end of period	$20.62	$12.10	$24.98	$18.16	$13.46					
Number of accumulation units outstanding at end of period	78,429	29,379	22,113	1,028	35					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$12.03	$18.08	$17.78	$15.36	$14.25	$11.89	$10.85			
Value at end of period	$15.01	$12.03	$18.08	$17.78	$15.36	$14.25	$11.89			
Number of accumulation units outstanding at end of period	29,059	13,796	11,100	6,637	4,310	2,590	568			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.93	$12.83	$13.14	$11.96						
Value at end of period	$11.30	$8.93	$12.83	$13.14						
Number of accumulation units outstanding at end of period	14,167	2,584	394	177						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$5.97	$9.88	$10.11	$9.22	$8.33	$7.64	$5.57	$8.66	$11.655	$16.472
Value at end of period	$7.84	$5.97	$9.88	$10.11	$9.22	$8.33	$7.64	$5.57	$8.66	$11.655
Number of accumulation units outstanding at end of period	342,706	190,579	21,813	50,828	52,773	49,435	40,780	116,847	110,098	116,509
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$7.10	$11.23	$10.84	$9.97						
Value at end of period	$8.40	$7.10	$11.23	$10.84						
Number of accumulation units outstanding at end of period	882,660	592,200	499,988	20						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.59	$10.23								
Value at end of period	$8.47	$6.59								
Number of accumulation units outstanding at end of period	39,828	1,170								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.24	$18.42	$15.38	$13.14						
Value at end of period	$12.63	$9.24	$18.42	$15.38						
Number of accumulation units outstanding at end of period	19,594	12,132	6,125	368						
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$12.03	$15.60	$15.10	$13.57	$13.28	$12.03	$11.20			
Value at end of period	$14.10	$12.03	$15.60	$15.10	$13.57	$13.28	$12.03			
Number of accumulation units outstanding at end of period	7,185	6,642	15,526	10,909	7,648	4,965	2,253			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$11.66	$18.84	$14.89	$11.80						
Value at end of period	$15.38	$11.66	$18.84	$14.89						
Number of accumulation units outstanding at end of period	43,760	12,348	5,049	431						
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$9.54	$15.40	$12.33	$11.51	$10.50	$9.47	$8.67			
Value at end of period	$13.41	$9.54	$15.40	$12.33	$11.51	$10.50	$9.47			
Number of accumulation units outstanding at end of period	34,192	22,955	28,995	6,089	4,169	2,003	101			
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.54	$13.27	$12.71	$12.19	$11.91	$11.87	$11.84	$11.724	$11.354	$10.742
Value at end of period	$13.50	$13.54	$13.27	$12.71	$12.19	$11.91	$11.87	$11.84	$11.724	$11.354
Number of accumulation units outstanding at end of period	1,544,742	1,668,292	1,019,237	402,564	105,754	127,471	52,087	360,337	319,092	220,271
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.62	$14.54	$14.20	$12.15	$10.12					
Value at end of period	$11.95	$8.62	$14.54	$14.20	$12.15					
Number of accumulation units outstanding at end of period	1,476,236	935,361	380,065	326,595	139,999					

CFI 112

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.00	$10.16	$10.94	$11.71	$9.83
Value at end of period						$10.16	$10.94	$11.71	$9.83	$11.88
Number of accumulation units outstanding at end of period						50,790	68,831	99,176	223,198	419,708
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$12.625	$13.822	$12.412	$9.13	$11.30	$12.37	$13.15	$15.16	$15.51	$9.92
Value at end of period	$13.822	$12.412	$9.13	$11.30	$12.37	$13.15	$15.16	$15.51	$9.92	$11.35
Number of accumulation units outstanding at end of period	68,866	93,825	82,910	19,361	15,981	12,201	15,658	10,756	9,884	108,636
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$10.75	$11.39	$11.64	$8.96
Value at end of period							$11.39	$11.64	$8.96	$13.30
Number of accumulation units outstanding at end of period							2,124	3,174	3,810	40,136
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.86	$11.12	$11.53	$11.69	$12.08	$13.13	$13.02
Value at end of period				$11.12	$11.53	$11.69	$12.08	$13.13	$13.02	$14.57
Number of accumulation units outstanding at end of period				13,179	51,419	107,969	167,215	277,474	148,197	266,776
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.41	$9.21	$6.39
Value at end of period								$9.21	$6.39	$7.15
Number of accumulation units outstanding at end of period								176,116	95,175	237,202
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.52	$10.84	$11.34	$7.38
Value at end of period							$10.84	$11.34	$7.38	$9.12
Number of accumulation units outstanding at end of period							308	122,855	208,049	267,102
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$10.04	$10.62	$11.20	$7.86
Value at end of period							$10.62	$11.20	$7.86	$13.04
Number of accumulation units outstanding at end of period							9	370	2,870	21,994
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$11.94	$11.18	$7.45
Value at end of period								$11.18	$7.45	$9.28
Number of accumulation units outstanding at end of period								309,079	379,481	496,216
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.71
Value at end of period										$12.58
Number of accumulation units outstanding at end of period										4,704
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$6.11
Value at end of period										$8.18
Number of accumulation units outstanding at end of period										29,473
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.06
Value at end of period										$11.87
Number of accumulation units outstanding at end of period										4,201

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.42
Value at end of period										$12.87
Number of accumulation units outstanding at end of period										9,673
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$5.57
Value at end of period										$8.27
Number of accumulation units outstanding at end of period										211
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.03	$6.98
Value at end of period									$6.98	$8.77
Number of accumulation units outstanding at end of period									1,494	1,951
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2002)										
Value at beginning of period			$7.84	$5.03	$6.92	$7.58	$8.21	$9.18	$10.04	$6.54
Value at end of period			$5.03	$6.92	$7.58	$8.21	$9.18	$10.04	$6.54	$8.51
Number of accumulation units outstanding at end of period			2,452	12,373	9,229	11,518	24,253	56,833	101,610	137,214
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$11.914	$12.633	$13.052	$9.96	$13.60	$15.45	$16.93	$19.65	$20.67	$14.16
Value at end of period	$12.633	$13.052	$9.96	$13.60	$15.45	$16.93	$19.65	$20.67	$14.16	$17.94
Number of accumulation units outstanding at end of period	14,681	14,063	19,390	28,666	41,749	23,649	26,633	16,853	57,445	125,383
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$10.95	$11.80	$12.27	$8.91
Value at end of period							$11.80	$12.27	$8.91	$10.83
Number of accumulation units outstanding at end of period							1,170	29,776	24,589	89,970
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period						$10.95	$10.95	$12.25	$12.74	$8.37
Value at end of period						$10.95	$12.25	$12.74	$8.37	$10.46
Number of accumulation units outstanding at end of period						37	7,747	23,517	11,054	151,115
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period						$11.11	$11.11	$12.60	$13.18	$8.25
Value at end of period						$11.11	$12.60	$13.18	$8.25	$10.52
Number of accumulation units outstanding at end of period						41	4,364	15,911	10,473	140,234
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period						$11.37	$11.32	$12.94	$13.60	$8.13
Value at end of period						$11.32	$12.94	$13.60	$8.13	$10.48
Number of accumulation units outstanding at end of period						1	2,319	7,940	12,259	112,069
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$7.49	$7.67
Value at end of period									$7.67	$9.16
Number of accumulation units outstanding at end of period									42	184
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$10.30	$11.03	$11.54	$9.55
Value at end of period							$11.03	$11.54	$9.55	$11.12
Number of accumulation units outstanding at end of period							67	227	5,294	14,482

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$7.96									
Value at end of period	$10.75									
Number of accumulation units outstanding at end of period	386									
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$11.03	$14.53	$13.82	$12.84	$12.45	$11.60	$10.27	$10.811	$11.146	$10.704
Value at end of period	$12.92	$11.03	$14.53	$13.82	$12.84	$12.45	$11.60	$10.27	$10.811	$11.146
Number of accumulation units outstanding at end of period	10,350	948	2,107	1,901	2,315	8,025	5,924	46,947	68,036	59,748
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$8.68	$13.67	$13.10	$11.64	$11.04	$9.92	$8.03	$9.368	$10.66	$10.802
Value at end of period	$10.80	$8.68	$13.67	$13.10	$11.64	$11.04	$9.92	$8.03	$9.368	$10.66
Number of accumulation units outstanding at end of period	42,306	34,645	27,840	7,638	7,130	314,739	281,343	257,890	251,064	216,680
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$9.60	$13.90	$13.26	$12.01	$11.54	$10.54	$8.88	$9.88	$10.693	$10.718
Value at end of period	$11.62	$9.60	$13.90	$13.26	$12.01	$11.54	$10.54	$8.88	$9.88	$10.693
Number of accumulation units outstanding at end of period	83,557	25,795	35,711	3,365	4,061	116,260	102,180	100,042	88,214	98,179
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.34	$12.97	$12.50	$10.98	$11.01					
Value at end of period	$12.36	$9.34	$12.97	$12.50	$10.98					
Number of accumulation units outstanding at end of period	203,923	43,204	17,163	3,046	13					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.69	$13.95	$12.09	$11.47	$9.94					
Value at end of period	$11.19	$7.69	$13.95	$12.09	$11.47					
Number of accumulation units outstanding at end of period	954,280	519,115	53,237	145,786	31,355					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$11.87	$18.57	$18.14	$15.33	$14.85	$13.01	$11.63			
Value at end of period	$14.74	$11.87	$18.57	$18.14	$15.33	$14.85	$13.01			
Number of accumulation units outstanding at end of period	65,316	11,779	14,502	10,049	8,870	5,455	2,562			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$9.59	$16.70	$15.30	$13.59	$12.88	$11.79	$9.06	$11.89	$13.329	$13.421
Value at end of period	$13.62	$9.59	$16.70	$15.30	$13.59	$12.88	$11.79	$9.06	$11.89	$13.329
Number of accumulation units outstanding at end of period	379,512	176,700	157,029	175,551	139,251	73,938	47,933	20,648	16,816	14,592
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.31	$10.20								
Value at end of period	$8.29	$6.31								
Number of accumulation units outstanding at end of period	628,074	504,315								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$6.77	$11.30	$11.10	$9.36						
Value at end of period	$8.90	$6.77	$11.30	$11.10						
Number of accumulation units outstanding at end of period	13,017	2,178	1,938	102						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$8.16	$13.63	$12.80	$11.02	$10.93	$9.74	$7.66	$11.034	$14.761	$15.758
Value at end of period	$11.74	$8.16	$13.63	$12.80	$11.02	$10.93	$9.74	$7.66	$11.034	$14.761
Number of accumulation units outstanding at end of period	160,006	84,039	3,779	17,274	15,547	23,225	24,938	22,923	22,070	19,493

ING U.S. BOND INDEX® PORTFOLIO
(Funds were first received in this option during July 2008)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period									$9.93	$10.23
Value at end of period									$10.23	$10.76
Number of accumulation units outstanding at end of period									6	1,919

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$13.019	$12.355	$9.711	$7.25	$9.00	$10.26	$11.15	$12.68	$12.75	$7.63
Value at end of period	$12.355	$9.711	$7.25	$9.00	$10.26	$11.15	$12.68	$12.75	$7.63	$9.99
Number of accumulation units outstanding at end of period	96,006	100,082	95,320	67,671	73,274	32,882	36,134	6,148	95,392	169,455

ING VAN KAMPEN COMSTOCK PORTFOLIO
(Funds were first received in this option during September 2003)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$9.80	$10.75	$12.46	$12.81	$14.75	$14.32	$9.04
Value at end of period				$10.75	$12.46	$12.81	$14.75	$14.32	$9.04	$11.54
Number of accumulation units outstanding at end of period				390	1,847	3,522	11,449	19,545	150,798	205,955

ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO
(Funds were first received in this option during December 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$11.10	$11.09	$12.03	$12.72	$9.42
Value at end of period						$11.09	$12.03	$12.72	$9.42	$11.48
Number of accumulation units outstanding at end of period						124,966	372,014	345,350	685,885	929,226

ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO
(Funds were first received in this option during November 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$10.86	$11.09	$12.78	$13.02	$8.77
Value at end of period						$11.09	$12.78	$13.02	$8.77	$10.80
Number of accumulation units outstanding at end of period						215	800	16,797	26,602	51,881

ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO
(Funds were first received in this option during September 2007)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period								$10.38	$10.10	$6.75
Value at end of period								$10.10	$6.75	$8.72
Number of accumulation units outstanding at end of period								30	10,606	11,049

JANUS ASPEN BALANCED PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$14.862	$14.436	$13.668	$12.70	$14.39	$15.52	$16.65	$18.31	$20.11	$16.81
Value at end of period	$14.436	$13.668	$12.70	$14.39	$15.52	$16.65	$18.31	$20.11	$16.81	$21.03
Number of accumulation units outstanding at end of period	265,161	278,332	258,351	40,977	58,434	15	15	15	15	540

JANUS ASPEN ENTERPRISE PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$27.135	$18.381	$11.057	$7.92	$10.63	$12.75	$14.22	$16.06	$19.47	$10.88
Value at end of period	$18.381	$11.057	$7.92	$10.63	$12.75	$14.22	$16.06	$19.47	$10.88	$15.66
Number of accumulation units outstanding at end of period	259,475	259,793	279,955	104,529	99,290	15	15	15	15	97

JANUS ASPEN FLEXIBLE BOND PORTFOLIO
(Funds were first received in this option during June 2009)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period										$17.26
Value at end of period										$18.86
Number of accumulation units outstanding at end of period										161

JANUS ASPEN JANUS PORTFOLIO
(Funds were first received in this option during June 2009)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period										$9.24
Value at end of period										$11.19
Number of accumulation units outstanding at end of period										75

JANUS ASPEN WORLDWIDE PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$16.703	$13.994	$10.784	$7.98	$9.83	$10.24	$10.77	$12.64	$13.77	$7.57
Value at end of period	$13.994	$10.784	$7.98	$9.83	$10.24	$10.77	$12.64	$13.77	$7.57	$10.36
Number of accumulation units outstanding at end of period	266,228	272,886	275,741	106,849	108,910	15	15	15	15	254

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$9.10	$8.77	$5.36
Value at end of period								$8.77	$5.36	$7.36
Number of accumulation units outstanding at end of period								28	37	44
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$6.49
Value at end of period										$9.17
Number of accumulation units outstanding at end of period										176
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$8.92	$10.41	$12.82	$13.79	$15.38	$15.36	$9.26
Value at end of period				$10.41	$12.82	$13.79	$15.38	$15.36	$9.26	$11.64
Number of accumulation units outstanding at end of period				2,115	5,983	11,068	14,824	24,028	30,324	132,172
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$10.97	$11.45	$6.95
Value at end of period								$11.45	$6.95	$9.00
Number of accumulation units outstanding at end of period								66	8	11,996
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during February 2005)										
Value at beginning of period						$11.27	$12.56	$14.96	$17.23	$10.64
Value at end of period						$12.56	$14.96	$17.23	$10.64	$14.53
Number of accumulation units outstanding at end of period						371	1,223	7,278	11,891	47,849
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$22.15	$29.56	$41.48	$51.59	$68.61	$35.42
Value at end of period					$29.56	$41.48	$51.59	$68.61	$35.42	$63.96
Number of accumulation units outstanding at end of period					111	4,533	6,159	22,189	20,675	61,858
OPPENHEIMER GLOBAL STRATEGIC BOND FUND®/VA										
Value at beginning of period										$14.76
Value at end of period										$14.72
Number of accumulation units outstanding at end of period										165
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$12.73	$13.45	$13.20	$8.15
Value at end of period							$13.45	$13.20	$8.15	$11.11
Number of accumulation units outstanding at end of period							3,667	5,958	10,602	30,580
PAX WORLD BALANCED FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.62	$10.84	$11.36	$12.49	$13.58	$9.35
Value at end of period					$10.84	$11.36	$12.49	$13.58	$9.35	$11.27
Number of accumulation units outstanding at end of period					106	240	611	18,023	20,688	32,073
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$10.81	$10.98	$11.00	$12.08	$11.16
Value at end of period						$10.98	$11.00	$12.08	$11.16	$13.12
Number of accumulation units outstanding at end of period						229	1,834	5,882	18,274	71,711

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$5.31	$12.78	$11.33							
Value at end of period	$9.21	$5.31	$12.78							
Number of accumulation units outstanding at end of period	11,567	5,300	12,579							
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$7.87	$12.27	$11.67	$10.83	$10.69	$9.92				
Value at end of period	$12.55	$7.87	$12.27	$11.67	$10.83	$10.69				
Number of accumulation units outstanding at end of period	22,810	6,545	2,145	613	263	63				
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.20	$8.72								
Value at end of period	$7.84	$6.20								
Number of accumulation units outstanding at end of period	13,150	3,420								
SMALLCAP WORLD FUND®										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.47	$10.16								
Value at end of period	$8.35	$5.47								
Number of accumulation units outstanding at end of period	1,383	12								
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$22.08	$20.91	$18.99	$16.85	$17.49	$16.06				
Value at end of period	$26.07	$22.08	$20.91	$18.99	$16.85	$17.49				
Number of accumulation units outstanding at end of period	59,288	23,051	9,108	1,620	474	136				
THE BOND FUND OF AMERICA^SM										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.73	$9.84								
Value at end of period	$9.96	$8.73								
Number of accumulation units outstanding at end of period	12,569	783								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$9.06	$14.96	$13.58	$12.32	$10.86	$9.97				
Value at end of period	$12.10	$9.06	$14.96	$13.58	$12.32	$10.86				
Number of accumulation units outstanding at end of period	422,408	119,542	92,758	25,591	9,507	4,320				
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$5.69	$10.52	$10.83							
Value at end of period	$8.46	$5.69	$10.52							
Number of accumulation units outstanding at end of period	7,389	1,375	853							
WANGER SELECT										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.22	$16.25	$14.95	$12.57	$10.85					
Value at end of period	$13.58	$8.22	$16.25	$14.95	$12.57					
Number of accumulation units outstanding at end of period	559,973	318,946	158,868	46,024	14,776					
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.64	$14.41	$13.77	$12.84	$11.62	$10.17				
Value at end of period	$12.20	$8.64	$14.41	$13.77	$12.84	$11.62				
Number of accumulation units outstanding at end of period	93,492	29,736	9,575	790	65	23				

Condensed Financial Information (continued)

WASHINGTON MUTUAL INVESTORS FUND[SM]	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
(Funds were first received in this option during September 2004)										
Value at beginning of period	$8.97	$13.51	$13.08	$11.17	$10.86	$10.31				
Value at end of period	$10.61	$8.97	$13.51	$13.08	$11.17	$10.86				
Number of accumulation units outstanding at end of period	177,188	40,223	22,702	1,909	501	109				

TABLE 15

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.00									
Value at end of period	$12.31									
Number of accumulation units outstanding at end of period	56									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.90	$12.08	$10.86	$10.29	$9.52	$8.99	$6.99	$9.305	$12.214	$13.805
Value at end of period	$8.29	$6.90	$12.08	$10.86	$10.29	$9.52	$8.99	$6.99	$9.305	$12.214
Number of accumulation units outstanding at end of period	37,225	53,838	65,751	79,449	47,620	57,773	37,538	25,008	22,118	20,534
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.73	$11.15	$10.39	$8.96	$8.57	$7.92	$6.41	$7.646	$9.979	$11.76
Value at end of period	$9.85	$7.73	$11.15	$10.39	$8.96	$8.57	$7.92	$6.41	$7.646	$9.979
Number of accumulation units outstanding at end of period	41,661	62,975	93,939	103,955	69,589	67,047	54,466	42,490	37,707	13,862
ALGER GREEN FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.85									
Value at end of period	$13.00									
Number of accumulation units outstanding at end of period	58									
AMANA GROWTH FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$8.05									
Value at end of period	$9.65									
Number of accumulation units outstanding at end of period	1,211									
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.43									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	1,653									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.21									
Value at end of period	$10.73									
Number of accumulation units outstanding at end of period	10									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.78	$10.44								
Value at end of period	$8.03	$5.78								
Number of accumulation units outstanding at end of period	461	431								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during November 2009)										
Value at beginning of period										$11.95
Value at end of period										$12.64
Number of accumulation units outstanding at end of period										13
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$11.922	$11.468	$10.598	$9.25	$10.95	$11.78	$12.36	$13.35	$13.62	$9.29
Value at end of period	$11.468	$10.598	$9.25	$10.95	$11.78	$12.36	$13.35	$13.62	$9.29	$11.55
Number of accumulation units outstanding at end of period	21,801	31,092	32,527	58,483	171,058	145,181	115,155	97,790	86,795	78,696
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.87	$6.10
Value at end of period									$6.10	$8.01
Number of accumulation units outstanding at end of period									17	430
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.34	$11.49	$13.82	$16.71	$19.73	$11.65
Value at end of period					$11.49	$13.82	$16.71	$19.73	$11.65	$16.09
Number of accumulation units outstanding at end of period					14,217	173,737	236,077	278,450	297,411	328,320
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$15.80	$18.64	$20.44	$24.64	$22.49	$15.24
Value at end of period					$18.64	$20.44	$24.64	$22.49	$15.24	$19.65
Number of accumulation units outstanding at end of period					16,063	39,317	60,044	38,258	29,936	28,496
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$14.137	$13.109	$11.423	$10.28	$13.12	$15.04	$17.47	$19.38	$22.63	$12.92
Value at end of period	$13.109	$11.423	$10.28	$13.12	$15.04	$17.47	$19.38	$22.63	$12.92	$17.41
Number of accumulation units outstanding at end of period	89,345	168,313	199,144	297,548	855,661	923,799	994,100	941,729	797,105	759,567
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$10.509	$11.315	$10.679	$8.81	$11.40	$12.62	$13.27	$15.84	$15.97	$9.09
Value at end of period	$11.315	$10.679	$8.81	$11.40	$12.62	$13.27	$15.84	$15.97	$9.09	$11.76
Number of accumulation units outstanding at end of period	51,473	170,131	208,439	276,485	493,970	472,995	477,516	434,592	343,187	302,711
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$16.588	$14.664	$11.991	$8.32	$10.98	$11.27	$11.84	$12.56	$15.84	$8.31
Value at end of period	$14.664	$11.991	$8.32	$10.98	$11.27	$11.84	$12.56	$15.84	$8.31	$10.59
Number of accumulation units outstanding at end of period	117,753	230,639	290,780	418,415	813,947	620,174	544,267	526,777	393,530	290,339
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.356	$10.729	$8.399	$6.65	$9.47	$10.68	$12.63	$14.81	$17.25	$9.62
Value at end of period	$10.729	$8.399	$6.65	$9.47	$10.68	$12.63	$14.81	$17.25	$9.62	$12.09
Number of accumulation units outstanding at end of period	12,204	19,219	30,199	46,371	70,858	58,637	49,823	54,406	41,798	35,798
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$11.60	$9.30	$12.20	$14.99	$16.19	$18.81	$18.23	$12.13
Value at end of period			$9.30	$12.20	$14.99	$16.19	$18.81	$18.23	$12.13	$15.55
Number of accumulation units outstanding at end of period			5,041	21,929	95,936	90,577	87,801	73,488	54,529	51,356
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.21	$6.12
Value at end of period									$6.12	$8.10
Number of accumulation units outstanding at end of period									10,065	22,733

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.35	$15.57	$16.15	$14.09	$13.15	$10.92	$8.11	$9.51		
Value at end of period	$15.30	$11.35	$15.57	$16.15	$14.09	$13.15	$10.92	$8.11		
Number of accumulation units outstanding at end of period	4,767	14,960	18,907	34,265	34,192	25,835	9,750	43		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.15	$19.93	$17.23	$13.43	$11.73	$9.94				
Value at end of period	$13.32	$11.15	$19.93	$17.23	$13.43	$11.73				
Number of accumulation units outstanding at end of period	18,393	25,169	28,914	36,831	13,308	1,273				
ING BALANCED PORTFOLIO										
Value at beginning of period	$10.91	$15.28	$14.58	$13.35	$12.89	$11.87	$10.05	$11.286	$11.865	$12.016
Value at end of period	$12.92	$10.91	$15.28	$14.58	$13.35	$12.89	$11.87	$10.05	$11.286	$11.856
Number of accumulation units outstanding at end of period	188,224	291,415	361,575	333,481	396,263	958,541	732,352	435,256	224,542	141,384
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.41	$10.95	$10.13	$10.08						
Value at end of period	$8.55	$6.41	$10.95	$10.13						
Number of accumulation units outstanding at end of period	70	565	3,787	50						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$11.01	$18.87	$17.91	$15.65	$14.68	$11.55	$8.72	$8.76		
Value at end of period	$14.78	$11.01	$18.87	$17.91	$15.65	$14.68	$11.55	$8.72		
Number of accumulation units outstanding at end of period	33,021	31,644	43,502	40,252	42,156	20,156	9,295	1,512		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.35	$10.47	$10.69							
Value at end of period	$8.23	$6.35	$10.47							
Number of accumulation units outstanding at end of period	114,731	193,916	218,478							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.09	$5.16	$4.37	$4.10	$3.70	$3.77	$2.61	$4.476	$5.851	$8.273
Value at end of period	$4.68	$3.09	$5.16	$4.37	$4.10	$3.70	$3.77	$2.61	$4.476	$5.851
Number of accumulation units outstanding at end of period	142,664	121,347	189,110	253,575	253,811	268,681	97,529	45,733	33,874	15,827
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.92	$6.71								
Number of accumulation units outstanding at end of period	36,167	44,813								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.16	$10.08	$12.34	$10.20						
Value at end of period	$8.31	$6.16	$10.08	$12.34						
Number of accumulation units outstanding at end of period	18,557	16,290	17,287	15,513						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$6.76	$10.33	$10.20							
Value at end of period	$8.37	$6.76	$10.33							
Number of accumulation units outstanding at end of period	3,998	5,249	4,878							

CFI 121

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$13.11	$21.73	$21.01	$18.58	$18.01	$16.73	$12.38			
Value at end of period	$17.14	$13.11	$21.73	$21.01	$18.58	$18.01	$16.73			
Number of accumulation units outstanding at end of period	5,872	6,351	7,992	8,832	7,510	7,819	3,048			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.71	$13.71	$12.72	$11.25	$10.23					
Value at end of period	$11.58	$9.71	$13.71	$12.72	$11.25					
Number of accumulation units outstanding at end of period	9,253	10,863	81,170	22,179	3,414					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.06	$14.99	$13.99	$11.87	$10.89					
Value at end of period	$12.52	$9.06	$14.99	$13.19	$11.87					
Number of accumulation units outstanding at end of period	27,094	23,761	19,145	12,522	1,199					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.94	$13.54	$9.69							
Value at end of period	$10.84	$7.94	$13.54							
Number of accumulation units outstanding at end of period	110,615	111,388	132,275							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$6.84	$11.04	$10.35	$9.13	$8.50	$7.89	$6.31	$8.467	$10.45	$11.819
Value at end of period	$8.84	$6.84	$11.04	$10.35	$9.13	$8.50	$7.89	$6.31	$8.467	$10.45
Number of accumulation units outstanding at end of period	549,968	743,352	1,200,881	1,310,593	1,507,404	1,973,731	1,655,663	1,243,825	962,324	525,995
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$8.92	$14.31	$13.72	$12.06	$11.52	$10.50	$8.38	$10.753	$12.536	$13.935
Value at end of period	$10.92	$8.92	$14.31	$13.72	$12.06	$11.52	$10.50	$8.38	$10.753	$12.536
Number of accumulation units outstanding at end of period	381,827	427,312	449,198	580,790	665,283	765,777	261,291	216,543	199,252	94,620
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.54	$25.07	$23.93	$22.02	$19.95	$17.23	$13.10	$15.011	$15.319	$12.864
Value at end of period	$20.33	$15.54	$25.07	$23.93	$22.02	$19.95	$17.23	$13.10	$15.011	$15.319
Number of accumulation units outstanding at end of period	148,139	158,219	224,125	270,615	303,738	315,250	139,628	93,138	46,085	15,601
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.77	$17.84	$19.16	$16.95	$15.86	$13.08	$9.68	$11.229	$11.042	$10.126
Value at end of period	$14.59	$11.77	$17.84	$19.16	$16.95	$15.86	$13.08	$9.68	$11.229	$11.042
Number of accumulation units outstanding at end of period	63,494	71,338	123,641	181,030	183,735	172,604	61,911	39,601	20,121	2,159
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.58	$16.04	$15.24	$14.75	$14.40	$13.82	$13.10	$12.174	$11.274	$10.355
Value at end of period	$16.15	$14.58	$16.04	$15.24	$14.75	$14.40	$13.82	$13.10	$12.174	$11.274
Number of accumulation units outstanding at end of period	367,914	411,319	366,287	436,561	423,773	536,525	295,020	184,031	140,186	107,055
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.94	$8.83								
Value at end of period	$7.54	$5.94								
Number of accumulation units outstanding at end of period	14,166	379								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.82	$19.03	$16.89	$13.14	$12.09	$10.37	$8.04	$10.17		
Value at end of period	$13.66	$10.82	$19.03	$16.89	$13.14	$12.09	$10.37	$8.04		
Number of accumulation units outstanding at end of period	44,888	47,593	65,781	82,905	81,125	61,311	7,980	4,828		

CFI 122

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.79	$10.79								
Value at end of period	$7.84	$5.79								
Number of accumulation units outstanding at end of period	993	2,486								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.07	$24.95	$18.14	$13.45	$10.69					
Value at end of period	$20.57	$12.07	$24.95	$18.14	$13.45					
Number of accumulation units outstanding at end of period	13,226	12,659	25,425	17,893	5,768					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$11.99	$18.03	$17.74	$15.33	$14.23	$11.88	$9.20	$8.87		
Value at end of period	$14.96	$11.99	$18.03	$17.74	$15.33	$14.23	$11.88	$9.20		
Number of accumulation units outstanding at end of period	18,431	20,708	24,470	53,619	51,464	38,819	14,670	1,321		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.92	$12.82	$13.13	$11.34	$10.58					
Value at end of period	$11.27	$8.92	$12.82	$13.13	$11.34					
Number of accumulation units outstanding at end of period	1,201	1,369	2,727	1,452	42					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$5.94	$9.83	$10.06	$9.19	$8.30	$7.62	$5.55	$8.645	$11.64	$16.459
Value at end of period	$7.80	$5.94	$9.83	$10.06	$9.19	$8.30	$7.62	$5.55	$8.645	$11.64
Number of accumulation units outstanding at end of period	236,947	291,857	367,687	502,477	572,510	704,953	341,696	210,946	189,892	125,768
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$7.09	$11.22	$10.83	$10.10						
Value at end of period	$8.38	$7.09	$11.22	$10.83						
Number of accumulation units outstanding at end of period	131,609	142,736	338,956	4,227						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.59	$10.23								
Value at end of period	$8.46	$6.59								
Number of accumulation units outstanding at end of period	4,064	3,312								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.22	$18.40	$15.37	$12.48	$11.18					
Value at end of period	$12.60	$9.22	$18.40	$15.37	$12.48					
Number of accumulation units outstanding at end of period	5,628	7,282	9,438	6,034	1,837					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2003)										
Value at beginning of period	$12.00	$15.56	$15.07	$13.56	$13.27	$12.02	$11.03			
Value at end of period	$14.05	$12.00	$15.56	$15.07	$13.56	$13.27	$12.02			
Number of accumulation units outstanding at end of period	13,610	17,715	43,263	36,420	48,228	30,504	6,111			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.64	$18.81	$14.87	$11.45	$10.14					
Value at end of period	$15.35	$11.64	$18.81	$14.87	$11.45					
Number of accumulation units outstanding at end of period	15,936	18,545	33,199	20,127	10,300					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$9.51	$15.35	$12.29	$11.48	$10.48	$9.46	$6.97	$7.19		
Value at end of period	$13.35	$9.51	$15.35	$12.29	$11.48	$10.48	$9.46	$6.97		
Number of accumulation units outstanding at end of period	6,677	8,901	9,444	7,995	6,144	7,440	2,202	16		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.47	$13.21	$12.65	$12.15	$11.88	$11.83	$11.81	$11.703	$11.339	$10.734
Value at end of period	$13.42	$13.47	$13.21	$12.65	$12.15	$11.88	$11.83	$11.81	$11.703	$11.339
Number of accumulation units outstanding at end of period	1,141,077	1,104,773	1,333,041	1,145,843	791,902	729,218	568,367	436,910	291,538	135,517
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.60	$14.51	$14.17	$12.14	$10.12					
Value at end of period	$11.92	$8.60	$14.51	$14.17	$12.14					
Number of accumulation units outstanding at end of period	515,307	618,431	851,113	982,910	1,034,639					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.81	$11.80	$10.83	$10.15	$9.99					
Value at end of period	$11.85	$9.81	$11.80	$10.83	$10.15					
Number of accumulation units outstanding at end of period	145,462	184,287	246,557	275,969	358,804					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$9.87	$15.44	$15.09	$13.10	$12.33	$11.27	$9.11	$12.389	$13.804	$12.615
Value at end of period	$11.28	$9.87	$15.44	$15.09	$13.10	$12.33	$11.27	$9.11	$12.389	$13.804
Number of accumulation units outstanding at end of period	91,995	65,185	113,388	135,592	181,290	248,943	208,237	191,837	182,614	163,513
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.95	$11.63	$11.38	$10.52	$10.27					
Value at end of period	$13.27	$8.95	$11.63	$11.38	$10.52					
Number of accumulation units outstanding at end of period	22,140	19,366	17,645	15,288	5,419					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.98	$13.10	$12.05	$11.67	$11.51	$11.11	$10.76	$10.20		
Value at end of period	$14.52	$12.98	$13.10	$12.05	$11.67	$11.51	$11.11	$10.76		
Number of accumulation units outstanding at end of period	100,325	90,948	84,244	152,071	124,219	82,791	24,375	3,622		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.38	$9.20	$9.41							
Value at end of period	$7.14	$6.38	$9.20							
Number of accumulation units outstanding at end of period	149,889	169,128	301,113							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.37	$11.33	$10.83	$9.83						
Value at end of period	$9.11	$7.37	$11.33	$10.83						
Number of accumulation units outstanding at end of period	10,548	8,355	39,398	8,424						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.84	$11.19	$10.61	$9.90						
Value at end of period	$13.01	$7.84	$11.19	$10.61						
Number of accumulation units outstanding at end of period	9,066	2,290	2,824	1,562						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$7.44	$11.17	$10.64	$9.59						
Value at end of period	$9.27	$7.44	$11.17	$10.64						
Number of accumulation units outstanding at end of period	85,668	95,970	80,831	969						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.71									
Value at end of period	$12.58									
Number of accumulation units outstanding at end of period	2,214									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.65	$9.18								
Value at end of period	$8.17	$6.65								
Number of accumulation units outstanding at end of period	3,627	175								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.87									
Number of accumulation units outstanding at end of period	404									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.42									
Value at end of period	$12.86									
Number of accumulation units outstanding at end of period	5,337									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.94	$10.15								
Value at end of period	$8.26	$5.94								
Number of accumulation units outstanding at end of period	961	37								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.97	$9.16								
Value at end of period	$8.77	$6.97								
Number of accumulation units outstanding at end of period	1,129	234								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$6.51	$10.01	$9.16	$8.19	$7.56	$6.91	$5.02	$6.79		
Value at end of period	$8.48	$6.51	$10.01	$9.16	$8.19	$7.56	$6.91	$5.02		
Number of accumulation units outstanding at end of period	4,911	5,512	8,124	10,349	4,285	14,064	6,540	97		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$14.08	$20.57	$19.56	$16.87	$15.40	$13.56	$9.93	$13.029	$12.616	$11.904
Value at end of period	$17.84	$14.08	$20.57	$19.56	$16.87	$15.40	$13.56	$9.93	$13.029	$12.616
Number of accumulation units outstanding at end of period	94,326	103,891	152,271	178,677	204,020	279,249	124,415	68,464	40,459	24,606
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$8.90	$12.25	$11.79	$10.72						
Value at end of period	$10.81	$8.90	$12.25	$11.79						
Number of accumulation units outstanding at end of period	48,449	88,111	44,810	5,274						
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$8.35	$12.72	$12.24	$10.95	$10.72					
Value at end of period	$10.43	$8.35	$12.72	$12.24	$10.95					
Number of accumulation units outstanding at end of period	103,007	166,859	75,727	23,475	200					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.23	$13.16	$12.59	$11.11	$10.51					
Value at end of period	$10.49	$8.23	$13.16	$12.59	$11.11					
Number of accumulation units outstanding at end of period	63,674	144,871	71,265	12,390	360					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.11	$13.58	$12.93	$11.32	$10.88					
Value at end of period	$10.46	$8.11	$13.58	$12.93	$11.32					
Number of accumulation units outstanding at end of period	82,415	108,425	42,156	3,580	3,878					

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.34	$7.66
Value at end of period									$7.66	$9.16
Number of accumulation units outstanding at end of period									2,162	6,851
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.12	$6.94
Value at end of period									$6.94	$8.57
Number of accumulation units outstanding at end of period									5,382	6,279
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.19	$10.34	$11.03	$11.52	$9.53
Value at end of period						$10.34	$11.03	$11.52	$9.53	$11.10
Number of accumulation units outstanding at end of period						14	446	3,236	12,606	5,121
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$10.695	$11.132	$10.791	$10.25	$11.57	$12.40	$12.79	$13.76	$14.46	$10.98
Value at end of period	$11.132	$10.791	$10.25	$11.57	$12.40	$12.79	$13.76	$14.46	$10.98	$12.85
Number of accumulation units outstanding at end of period	6,672	35,172	39,383	54,391	78,485	72,425	63,261	55,720	38,507	30,448
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$10.793	$10.646	$9.352	$8.01	$9.89	$11.00	$11.60	$13.04	$13.60	$8.64
Value at end of period	$10.646	$9.352	$8.01	$9.89	$11.00	$11.60	$13.04	$13.60	$8.64	$10.74
Number of accumulation units outstanding at end of period	25,012	28,974	44,530	115,951	176,297	187,474	181,504	131,147	114,956	76,887
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$10.709	$10.679	$9.862	$8.86	$10.51	$11.51	$11.96	$13.21	$13.83	$9.55
Value at end of period	$10.679	$9.862	$8.86	$10.51	$11.51	$11.96	$13.21	$13.83	$9.55	$11.55
Number of accumulation units outstanding at end of period	13,626	56,179	56,940	81,971	123,947	155,405	169,717	138,468	111,873	84,892
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.45	$10.97	$12.49	$12.95	$9.32
Value at end of period						$10.97	$12.49	$12.95	$9.32	$12.33
Number of accumulation units outstanding at end of period						10,860	60,959	62,240	79,771	109,672
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.94	$11.46	$12.08	$13.92	$7.68
Value at end of period						$11.46	$12.08	$13.92	$7.68	$11.42
Number of accumulation units outstanding at end of period						607,348	564,689	427,747	320,540	244,911
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during November 2003)										
Value at beginning of period				$12.20	$13.00	$14.84	$15.31	$18.11	$18.53	$11.83
Value at end of period				$13.00	$14.84	$15.31	$18.11	$18.53	$11.83	$14.69
Number of accumulation units outstanding at end of period				4	28,422	48,013	49,026	43,509	29,594	28,514
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.41	$13.312	$11.868	$9.04	$11.75	$12.84	$13.54	$15.23	$16.62	$9.54
Value at end of period	$13.312	$11.868	$9.04	$11.75	$12.84	$13.54	$15.23	$16.62	$9.54	$13.54
Number of accumulation units outstanding at end of period	74,711	130,866	151,073	215,591	432,105	341,897	331,352	303,391	250,548	215,962
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.31
Value at end of period									$6.31	$8.28
Number of accumulation units outstanding at end of period									243,351	227,497

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.76	$11.29	$11.10	$9.41						
Value at end of period	$8.88	$6.76	$11.29	$11.10						
Number of accumulation units outstanding at end of period	2,600	1,998	1,556	418						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$8.12	$13.57	$12.74	$10.98	$10.89	$9.71	$7.64	$11.014	$14.741	$15.745
Value at end of period	$11.67	$8.12	$13.57	$12.74	$10.98	$10.89	$9.71	$7.64	$11.014	$14.741
Number of accumulation units outstanding at end of period	60,123	82,622	157,173	151,622	202,063	271,878	192,733	159,492	149,887	88,158
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.22	$9.92								
Value at end of period	$10.75	$10.22								
Number of accumulation units outstanding at end of period	2,550	9								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.59	$12.69	$12.63	$11.10	$10.22	$8.97	$7.23	$9.694	$12.339	$13.008
Value at end of period	$9.93	$7.59	$12.69	$12.63	$11.10	$10.22	$8.97	$7.23	$9.694	$12.339
Number of accumulation units outstanding at end of period	98,232	117,323	155,496	165,287	180,298	207,964	135,423	111,297	89,232	60,144
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$9.01	$14.28	$14.71	$12.79	$12.45	$10.74	$8.34	$9.34		
Value at end of period	$11.50	$9.01	$14.28	$14.71	$12.79	$12.45	$10.74	$8.34		
Number of accumulation units outstanding at end of period	38,133	46,060	63,987	77,053	75,990	55,049	15,519	715		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.66	$12.36	$12.35	$11.08	$10.15					
Value at end of period	$11.45	$9.66	$12.36	$12.35	$11.08					
Number of accumulation units outstanding at end of period	282,865	375,079	445,193	428,146	464,730					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.75	$13.01	$12.77	$11.08	$10.81					
Value at end of period	$10.77	$8.75	$13.01	$12.77	$11.08					
Number of accumulation units outstanding at end of period	16,026	18,099	24,646	21,331	6,844					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period		$10.09	$10.55	$9.84						
Value at end of period		$6.74	$10.09	$10.55						
Number of accumulation units outstanding at end of period		0	33	46						
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$16.73	$20.01	$18.23	$16.58	$15.47	$14.35	$12.67	$13.643	$14.418	$14.85
Value at end of period	$20.91	$16.73	$20.01	$18.23	$16.58	$15.47	$14.35	$12.67	$13.643	$14.418
Number of accumulation units outstanding at end of period	143	120	747	434	426	483,684	201,194	160,711	160,844	66,358
JANUS ASPEN ENTERPRISE PORTFOLIO										
Value at beginning of period	$10.83	$19.37	$15.99	$14.17	$12.71	$10.60	$7.90	$11.037	$18.357	$27.113
Value at end of period	$15.57	$10.83	$19.37	$15.99	$14.17	$12.71	$10.60	$7.90	$11.037	$18.357
Number of accumulation units outstanding at end of period	943	1,027	1,368	1,497	1,635	799,977	506,569	389,399	329,052	212,480
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$16.68	$15.84	$14.90	$14.40	$14.22	$13.77	$13.03	$11.879	$11.104	$10.523
Value at end of period	$18.75	$16.68	$15.84	$14.90	$14.40	$14.22	$13.77	$13.03	$11.879	$11.104
Number of accumulation units outstanding at end of period	602	605	595	410	376	239,642	177,586	149,896	125,912	99,635

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
JANUS ASPEN JANUS PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period										$8.22
Value at end of period										$11.12
Number of accumulation units outstanding at end of period										971
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$16.689	$13.976	$10.764	$7.96	$9.80	$10.20	$10.73	$12.59	$13.70	$7.53
Value at end of period	$13.976	$10.764	$7.96	$9.80	$10.20	$10.73	$12.59	$13.70	$7.53	$10.30
Number of accumulation units outstanding at end of period	281,892	454,510	525,469	599,951	1,004,141	1,889	1,736	1,335	1,086	1,045
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$5.84	$5.35
Value at end of period									$5.35	$7.35
Number of accumulation units outstanding at end of period									44	307
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$6.63	$7.18
Value at end of period									$7.18	$9.16
Number of accumulation units outstanding at end of period									7	369
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.55	$8.39	$10.39	$12.80	$13.76	$15.33	$15.31	$9.22
Value at end of period			$8.39	$10.39	$12.80	$13.76	$15.33	$15.31	$9.22	$11.60
Number of accumulation units outstanding at end of period			3,206	18,241	69,460	114,100	120,995	103,690	59,386	51,979
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.73	$10.73	$11.44	$6.94
Value at end of period							$10.73	$11.44	$6.94	$8.98
Number of accumulation units outstanding at end of period							110	1,589	3,092	5,321
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.96	$11.36	$12.55	$14.94	$17.20	$10.61
Value at end of period					$11.36	$12.55	$14.94	$17.20	$10.61	$14.49
Number of accumulation units outstanding at end of period					14,558	18,482	43,556	33,478	30,287	29,281
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$20.45	$29.50	$41.37	$51.43	$68.35	$35.28
Value at end of period					$29.50	$41.37	$51.43	$68.35	$35.28	$63.66
Number of accumulation units outstanding at end of period					14,676	99,399	132,434	92,334	87,308	91,719
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
Value at beginning of period	$15.785	$16.473	$14.388	$11.13	$15.80	$18.70	$21.22	$24.80	$26.19	$15.55
Value at end of period	$16.473	$14.388	$11.13	$15.80	$18.70	$21.22	$24.80	$26.19	$15.55	$21.59
Number of accumulation units outstanding at end of period	13,835	41,410	60,038	157,387	340,029	3,397	1,889	3,477	3,312	3,320
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.98	$11.77	$13.44	$13.18	$8.14
Value at end of period						$11.77	$13.44	$13.18	$8.14	$11.09
Number of accumulation units outstanding at end of period						1,039	5,910	5,173	6,550	5,506
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$9.988	$10.342	$10.767	$11.49	$13.47	$14.54	$14.82	$15.82	$17.23	$14.68
Value at end of period	$10.342	$10.767	$11.49	$13.47	$14.54	$14.82	$15.82	$17.23	$14.68	$17.32
Number of accumulation units outstanding at end of period	331	4,338	9,372	28,496	81,307	3,714	3,714	3,648	3,648	3,648

CFI 128

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
PAX WORLD BALANCED FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$9.31	$13.53	$12.45	$11.32	$10.82	$9.82				
Value at end of period	$11.22	$9.31	$13.53	$12.45	$11.32	$10.82				
Number of accumulation units outstanding at end of period	276,306	244,187	235,814	231,678	192,281	21,085				
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.13	$12.06	$10.99	$10.97	$10.82	$10.15				
Value at end of period	$13.08	$11.13	$12.06	$10.99	$10.97	$10.82				
Number of accumulation units outstanding at end of period	66,791	65,949	40,896	116,096	76,173	32,096				
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.30	$12.78	$10.35							
Value at end of period	$9.20	$5.30	$12.78							
Number of accumulation units outstanding at end of period	17,409	10,358	29,479							
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$7.85	$12.25	$11.65	$10.82	$10.69	$9.97				
Value at end of period	$12.52	$7.85	$12.25	$11.65	$10.82	$10.69				
Number of accumulation units outstanding at end of period	11,165	16,192	24,388	22,875	17,785	11,737				
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.19	$8.97								
Value at end of period	$7.83	$6.19								
Number of accumulation units outstanding at end of period	2,079	13								
SMALLCAP WORLD FUND®										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.47	$8.73								
Value at end of period	$8.34	$5.47								
Number of accumulation units outstanding at end of period	2,558	1,353								
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$22.00	$20.84	$18.93	$16.81	$17.46	$15.10				
Value at end of period	$25.96	$22.00	$20.84	$18.93	$16.81	$17.46				
Number of accumulation units outstanding at end of period	68,133	63,946	45,480	66,512	38,203	7,507				
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$8.73	$9.99								
Value at end of period	$9.96	$8.73								
Number of accumulation units outstanding at end of period	1,829	762								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$9.03	$14.93	$13.56	$12.31	$10.86	$9.65				
Value at end of period	$12.07	$9.03	$14.93	$13.56	$12.31	$10.86				
Number of accumulation units outstanding at end of period	430,521	419,556	373,683	333,928	262,097	66,111				
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.68	$10.52	$10.05							
Value at end of period	$8.45	$5.68	$10.52							
Number of accumulation units outstanding at end of period	8,064	6,649	5,410							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.20	$16.22	$14.93	$12.56	$11.45	$10.21				
Value at end of period	$13.54	$8.20	$16.22	$14.93	$12.56	$11.45				
Number of accumulation units outstanding at end of period	66,124	60,884	51,124	39,537	14,624	5,665				
WANGER USA										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.62	$14.39	$13.75	$12.83	$11.62	$10.13				
Value at end of period	$12.17	$8.62	$14.39	$13.75	$12.83	$11.62				
Number of accumulation units outstanding at end of period	63,317	45,113	40,191	59,963	20,205	8,866				
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.95	$13.48	$13.07	$11.16	$10.86	$9.76				
Value at end of period	$10.58	$8.95	$13.48	$13.07	$11.16	$10.86				
Number of accumulation units outstanding at end of period	79,484	86,040	113,992	136,031	84,393	23,930				

TABLE 16

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.15									
Value at end of period	$12.30									
Number of accumulation units outstanding at end of period	420									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.86	$12.03	$10.82	$10.25	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801
Value at end of period	$8.25	$6.86	$12.03	$10.82	$10.25	$9.49	$8.97	$6.98	$9.292	$12.204
Number of accumulation units outstanding at end of period	37,250	69,733	26,140	40,655	51,713	42,250	20,975	20,470	23,785	27,143
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.70	$11.10	$10.35	$8.93	$8.55	$7.90	$6.40	$7.636	$9.97	$11.756
Value at end of period	$9.80	$7.70	$11.10	$10.35	$8.93	$8.55	$7.90	$6.40	$7.636	$9.97
Number of accumulation units outstanding at end of period	68,830	96,142	45,949	61,296	37,373	50,383	54,338	52,557	106,589	119,758
ALGER GREEN FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.14									
Value at end of period	$13.00									
Number of accumulation units outstanding at end of period	3,577									
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$7.89									
Value at end of period	$9.65									
Number of accumulation units outstanding at end of period	76,424									
AMANA INCOME FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$8.26									
Value at end of period	$9.94									
Number of accumulation units outstanding at end of period	251,187									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (Funds were first received in this option during June 2009)										
Value at beginning of period	$10.18									
Value at end of period	$10.73									
Number of accumulation units outstanding at end of period	24,428									
ARTISAN INTERNATIONAL FUND (Funds were first received in this option during March 2009)										
Value at beginning of period	$4.53									
Value at end of period	$8.02									
Number of accumulation units outstanding at end of period	3,232									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$9.24	$13.55	$13.29	$12.31	$11.74	$10.92	$9.22	$10.579	$11.453	$11.912
Value at end of period	$11.49	$9.24	$13.55	$13.29	$12.31	$11.74	$10.92	$9.22	$10.579	$11.453
Number of accumulation units outstanding at end of period	44,680	63,655	99,844	106,689	150,106	144,238	93,436	80,766	74,558	64,676
COLUMBIA MID CAP VALUE FUND (Funds were first received in this option during October 2008)										
Value at beginning of period	$6.10	$6.32								
Value at end of period	$8.01	$6.10								
Number of accumulation units outstanding at end of period	1,120	1,334								
EUROPACIFIC GROWTH FUND® (Funds were first received in this option during August 2004)										
Value at beginning of period	$11.62	$19.69	$16.69	$13.80	$11.49	$9.76				
Value at end of period	$16.04	$11.62	$19.69	$16.69	$13.80	$11.49				
Number of accumulation units outstanding at end of period	1,022,503	953,034	92,027	100,140	63,726	24,396				
EVERGREEN SPECIAL VALUES FUND (Funds were first received in this option during June 2004)										
Value at beginning of period	$15.18	$22.41	$24.56	$20.38	$18.60	$16.34				
Value at end of period	$19.56	$15.18	$22.41	$24.56	$20.38	$18.60				
Number of accumulation units outstanding at end of period	174,732	204,611	9,566	20,013	14,439	3,304				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$12.85	$22.52	$19.30	$17.40	$14.99	$13.08	$10.26	$11.403	$13.092	$14.126
Value at end of period	$17.31	$12.85	$22.52	$19.30	$17.40	$14.99	$13.08	$10.26	$11.403	$13.092
Number of accumulation units outstanding at end of period	1,158,332	1,521,977	826,574	1,035,000	875,083	779,690	602,509	483,725	497,660	568,291
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.05	$15.89	$15.77	$13.22	$12.58	$11.37	$8.79	$10.66	$11.30	$10.501
Value at end of period	$11.69	$9.05	$15.89	$15.77	$13.22	$12.58	$11.37	$8.79	$10.66	$11.30
Number of accumulation units outstanding at end of period	280,525	460,360	360,973	518,776	459,602	789,313	454,343	295,154	262,004	227,967
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$8.27	$15.76	$12.51	$11.80	$11.23	$10.95	$8.30	$11.969	$14.645	$16.574
Value at end of period	$10.53	$8.27	$15.76	$12.51	$11.80	$11.23	$10.95	$8.30	$11.969	$14.645
Number of accumulation units outstanding at end of period	280,771	639,981	396,388	584,248	961,412	1,072,839	748,473	599,168	581,233	581,764
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$9.57	$17.17	$14.74	$12.58	$10.65	$9.44	$6.63	$8.384	$10.715	$13.346
Value at end of period	$12.02	$9.57	$17.17	$14.74	$12.58	$10.65	$9.44	$6.63	$8.384	$10.715
Number of accumulation units outstanding at end of period	52,510	84,326	73,787	79,607	40,421	45,057	29,083	9,160	17,807	20,801
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during February 2002)										
Value at beginning of period	$12.08	$18.17	$18.76	$16.16	$14.96	$12.18	$9.29	$10.14		
Value at end of period	$15.49	$12.08	$18.17	$18.76	$16.16	$14.96	$12.18	$9.29		
Number of accumulation units outstanding at end of period	136,278	164,813	33,243	38,569	24,593	20,723	15,642	5,223		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FUNDAMENTAL INVESTORS℠ (Funds were first received in this option during July 2008)										
Value at beginning of period									$9.21	$6.12
Value at end of period									$6.12	$8.10
Number of accumulation units outstanding at end of period									82,595	152,685
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (Funds were first received in this option during March 2003)										
Value at beginning of period				$7.77	$10.91	$13.13	$14.06	$16.11	$15.53	$11.32
Value at end of period				$10.91	$13.13	$14.06	$16.11	$15.53	$11.32	$15.24
Number of accumulation units outstanding at end of period				172	3,893	4,552	5,263	3,326	32,019	27,781
ING ARTIO FOREIGN PORTFOLIO (Funds were first received in this option during February 2005)										
Value at beginning of period						$11.49	$13.42	$17.21	$19.89	$11.13
Value at end of period						$13.42	$17.21	$19.89	$11.13	$13.28
Number of accumulation units outstanding at end of period						416	8,063	9,774	138,663	81,328
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.006	$11.85	$11.266	$10.03	$11.83	$12.85	$13.30	$14.52	$15.21	$10.85
Value at end of period	$11.85	$11.266	$10.03	$11.83	$12.85	$13.30	$14.52	$15.21	$10.85	$12.84
Number of accumulation units outstanding at end of period	574,782	553,197	402,962	473,075	822,427	755,450	608,169	434,958	604,119	343,744
ING BARON ASSET PORTFOLIO (Funds were first received in this option during August 2006)										
Value at beginning of period							$9.14	$10.12	$10.94	$6.40
Value at end of period							$10.12	$10.94	$6.40	$8.53
Number of accumulation units outstanding at end of period							137	10	3,524	3,951
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period			$10.02	$8.72	$11.54	$14.66	$15.62	$17.87	$18.82	$10.97
Value at end of period			$8.72	$11.54	$14.66	$15.62	$17.87	$18.82	$10.97	$14.73
Number of accumulation units outstanding at end of period			921	3,532	11,693	18,118	25,932	15,477	170,721	183,225
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (Funds were first received in this option during April 2007)										
Value at beginning of period								$10.69	$10.46	$6.34
Value at end of period								$10.46	$6.34	$8.22
Number of accumulation units outstanding at end of period								145,956	283,824	89,341
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO (Funds were first received in this option during May 2000)										
Value at beginning of period	$8.851	$5.00	$4.472	$2.61	$3.76	$3.69	$4.09	$4.35	$5.14	$3.07
Value at end of period	$5.849	$4.472	$2.61	$3.76	$3.69	$4.09	$4.35	$5.14	$3.07	$4.66
Number of accumulation units outstanding at end of period	89,724	85,593	99,345	150,698	209,456	208,991	182,139	103,478	228,909	205,833
ING CLARION GLOBAL REAL ESTATE PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.71
Value at end of period									$6.71	$8.91
Number of accumulation units outstanding at end of period									233,095	193,885
ING CLARION REAL ESTATE PORTFOLIO (Funds were first received in this option during July 2006)										
Value at beginning of period							$10.51	$12.34	$10.07	$6.15
Value at end of period							$12.34	$10.07	$6.15	$8.29
Number of accumulation units outstanding at end of period							11,100	12,392	94,090	106,008

CFI 132

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$6.75			$8.96						
Value at end of period	$8.36			$10.10						
Number of accumulation units outstanding at end of period	16,986			487						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period	$13.07	$21.66	$20.95	$18.54	$17.98	$16.71	$11.97	$12.14		
Value at end of period	$17.07	$13.07	$21.66	$20.95	$18.54	$17.98	$16.71	$11.97		
Number of accumulation units outstanding at end of period	24,340	30,407	2,366	1,959	1,352	2,786	2,753	294		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.69	$13.69	$12.71	$11.24	$10.71					
Value at end of period	$11.55	$9.69	$13.69	$12.71	$11.24					
Number of accumulation units outstanding at end of period	37,738	34,264	2,698	5,436	7					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.04	$14.97	$13.18	$11.86	$11.47					
Value at end of period	$12.49	$9.04	$14.97	$13.18	$11.86					
Number of accumulation units outstanding at end of period	137,504	103,266	2,553	4,123	2,711					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.93	$13.54	$9.69							
Value at end of period	$10.82	$7.93	$13.54							
Number of accumulation units outstanding at end of period	262,130	337,277	95,712							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$6.80	$10.98	$10.30	$9.09	$8.47	$7.87	$6.29	$8.451	$10.436	$11.809
Value at end of period	$8.79	$6.80	$10.98	$10.30	$9.09	$8.47	$7.87	$6.29	$8.451	$10.436
Number of accumulation units outstanding at end of period	1,179,196	1,949,572	1,659,305	2,472,117	2,464,740	3,949,110	2,493,572	2,473,992	3,065,150	3,953,354
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$6.66	$10.78	$10.64							
Value at end of period	$8.59	$6.66	$10.78							
Number of accumulation units outstanding at end of period	468	468	201							
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$8.88	$14.24	$13.66	$12.01	$11.49	$10.47	$8.36	$10.733	$12.52	$13.923
Value at end of period	$10.85	$8.88	$14.24	$13.66	$12.01	$11.49	$10.47	$8.36	$10.733	$12.52
Number of accumulation units outstanding at end of period	650,196	842,036	573,015	837,326	1,143,349	1,294,852	868,786	624,067	606,972	555,824
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.46	$24.95	$23.83	$21.94	$19.89	$17.19	$13.07	$14.984	$15.299	$12.854
Value at end of period	$20.21	$15.46	$24.95	$23.83	$21.94	$19.89	$17.19	$13.07	$14.984	$15.299
Number of accumulation units outstanding at end of period	282,192	406,073	239,802	327,732	295,305	442,115	200,049	128,488	73,913	32,312
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.71	$17.76	$19.08	$16.89	$15.81	$13.05	$9.66	$11.209	$11.028	$10.117
Value at end of period	$14.51	$11.71	$17.76	$19.08	$16.89	$15.81	$13.05	$9.66	$11.209	$11.028
Number of accumulation units outstanding at end of period	133,955	186,984	151,646	235,604	233,764	210,974	133,344	75,207	16,255	15,934
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.50	$15.97	$15.17	$14.69	$14.35	$13.79	$13.07	$12.152	$11.259	$10.346
Value at end of period	$16.06	$14.50	$15.97	$15.17	$14.69	$14.35	$13.79	$13.07	$12.152	$11.259
Number of accumulation units outstanding at end of period	315,118	373,089	309,498	367,108	520,906	563,725	300,265	306,789	279,302	213,637

CFI 133

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.33	$5.94
Value at end of period									$5.94	$7.53
Number of accumulation units outstanding at end of period									2,270	90,419
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period		$9.564	$9.564	$8.03	$10.36	$12.07	$13.11	$16.85	$18.97	$10.78
Value at end of period		$9.564	$8.03	$10.36	$12.07	$13.11	$16.85	$18.97	$10.78	$13.60
Number of accumulation units outstanding at end of period		42	69,184	94,157	390,090	94,299	45,801	48,074	79,305	71,956
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.48	$5.78
Value at end of period									$5.78	$7.83
Number of accumulation units outstanding at end of period									21,333	29,196
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.92	$13.45	$18.13	$24.92	$12.05
Value at end of period						$13.45	$18.13	$24.92	$12.05	$20.52
Number of accumulation units outstanding at end of period						5,360	11,402	8,604	31,688	7,844
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period			$9.09	$9.20	$11.87	$14.21	$15.30	$17.70	$17.98	$11.95
Value at end of period			$9.20	$11.87	$14.21	$15.30	$17.70	$17.98	$11.95	$14.90
Number of accumulation units outstanding at end of period			576	127	7,011	19,887	13,388	9,523	108,133	101,952
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.66	$11.33	$13.12	$12.80	$8.90
Value at end of period						$11.33	$13.12	$12.80	$8.90	$11.25
Number of accumulation units outstanding at end of period						6	2,574	745	8,400	1,062
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$16.446	$11.625	$8.629	$5.54	$7.60	$8.28	$9.15	$10.02	$9.78	$5.90
Value at end of period	$11.625	$8.629	$5.54	$7.60	$8.28	$9.15	$10.02	$9.78	$5.90	$7.75
Number of accumulation units outstanding at end of period	709,695	646,311	475,522	538,409	682,535	511,677	525,292	376,466	377,307	243,577
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$11.00	$11.21	$7.08
Value at end of period								$11.21	$7.08	$8.36
Number of accumulation units outstanding at end of period								210,961	640,100	391,456
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.59
Value at end of period									$6.59	$8.45
Number of accumulation units outstanding at end of period									20,525	15,883
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$11.20	$12.47	$15.35	$18.37	$9.21
Value at end of period						$12.47	$15.35	$18.37	$9.21	$12.57
Number of accumulation units outstanding at end of period						16	1,500	4,331	19,952	22,212
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$11.58	$12.02	$13.26	$13.54	$15.04	$15.53	$11.97
Value at end of period				$12.02	$13.26	$13.54	$15.04	$15.53	$11.97	$14.00
Number of accumulation units outstanding at end of period				236	6,296	9,980	12,869	12,278	47,571	48,691

CFI 134

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.11	$11.45	$14.86	$18.79	$11.62
Value at end of period						$11.45	$14.86	$18.79	$11.62	$15.31
Number of accumulation units outstanding at end of period						71	7,192	13,079	101,396	73,485
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$6.85	$6.97	$9.45	$10.46	$11.46	$12.26	$15.30	$9.47
Value at end of period			$6.97	$9.45	$10.46	$11.46	$12.26	$15.30	$9.47	$13.30
Number of accumulation units outstanding at end of period			427	2,104	2,680	3,989	7,509	9,272	75,661	50,647
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.725	$11.324	$11.682	$11.78	$11.80	$11.84	$12.10	$12.60	$13.15	$13.40
Value at end of period	$11.324	$11.682	$11.78	$11.80	$11.84	$12.10	$12.60	$13.15	$13.40	$13.34
Number of accumulation units outstanding at end of period	300,529	354,705	374,628	317,874	629,605	649,862	534,137	440,028	1,480,503	970,300
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$8.59	$12.13	$13.70	$14.95	$8.59
Value at end of period						$12.27	$13.70	$14.95	$8.59	$12.13
Number of accumulation units outstanding at end of period						1,000,436	1,839,329	1,337,575	1,740,358	1,132,254
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.89	$10.14	$10.91	$11.78	$9.79
Value at end of period						$10.14	$10.91	$11.78	$9.79	$11.92
Number of accumulation units outstanding at end of period						375,989	244,612	209,431	395,254	339,095
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$12.604	$13.786	$12.367	$9.09	$11.24	$12.29	$13.05	$15.03	$15.37	$9.82
Value at end of period	$13.786	$12.367	$9.09	$11.24	$12.29	$13.05	$15.03	$15.37	$9.82	$11.22
Number of accumulation units outstanding at end of period	85,133	254,223	251,165	254,954	344,181	338,126	232,080	147,750	171,348	210,518
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.36	$10.52	$11.37	$11.61	$8.93
Value at end of period						$10.52	$11.37	$11.61	$8.93	$13.24
Number of accumulation units outstanding at end of period						7	2,230	814	8,147	5,699
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$10.09	$10.75	$11.10	$11.50	$11.65	$12.03	$13.06	$12.94
Value at end of period			$10.75	$11.10	$11.50	$11.65	$12.03	$13.06	$12.94	$14.46
Number of accumulation units outstanding at end of period			47,380	55,353	65,092	70,060	82,834	66,542	221,434	397,514
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.40	$9.19	$6.37
Value at end of period								$9.19	$6.37	$7.13
Number of accumulation units outstanding at end of period								70,920	864,613	594,344
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.75	$10.83	$11.32	$7.36
Value at end of period							$10.83	$11.32	$7.36	$9.09
Number of accumulation units outstanding at end of period							1,004	5,966	27,694	28,032
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$10.05	$10.61	$11.18	$7.83
Value at end of period							$10.61	$11.18	$7.83	$12.99
Number of accumulation units outstanding at end of period							23	784	16,238	19,798

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$7.43	$11.16	$10.63	$9.40						
Value at end of period	$9.25	$7.43	$11.16	$10.63						
Number of accumulation units outstanding at end of period	306,000	360,540	60,557	510						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.71									
Value at end of period	$12.58									
Number of accumulation units outstanding at end of period	2,646									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.65	$9.13								
Value at end of period	$8.16	$6.65								
Number of accumulation units outstanding at end of period	32,908	5,301								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.87									
Number of accumulation units outstanding at end of period	1,212									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.42									
Value at end of period	$12.86									
Number of accumulation units outstanding at end of period	5,307									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$5.93	$9.30								
Value at end of period	$8.25	$5.93								
Number of accumulation units outstanding at end of period	6,650	2,501								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.97	$10.28								
Value at end of period	$8.76	$6.97								
Number of accumulation units outstanding at end of period	3,164	3,258								
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$6.49	$9.98	$9.13	$8.18	$7.55	$6.90	$5.02	$5.02		
Value at end of period	$8.44	$6.49	$9.98	$9.13	$8.18	$7.55	$6.90	$5.02		
Number of accumulation units outstanding at end of period	17,400	26,986	6,510	7,429	65,857	52,533	1,594	62		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$14.01	$20.47	$19.48	$16.80	$15.35	$13.52	$9.91	$13.005	$12.60	$11.895
Value at end of period	$17.74	$14.01	$20.47	$19.48	$16.80	$15.35	$13.52	$9.91	$13.005	$12.60
Number of accumulation units outstanding at end of period	192,450	256,520	181,163	254,506	337,873	522,075	389,816	303,005	216,922	144,229
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.88	$12.23	$11.78	$10.72	$10.37					
Value at end of period	$10.78	$8.88	$12.23	$11.78	$10.72					
Number of accumulation units outstanding at end of period	247,572	135,591	6,685	74,167	30,296					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.34	$12.70	$12.23	$10.94	$10.47					
Value at end of period	$10.41	$8.34	$12.70	$12.23	$10.94					
Number of accumulation units outstanding at end of period	334,408	226,390	431	54,161	8,933					

CFI 136

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.22	$13.15	$12.58	$11.10	$10.84					
Value at end of period	$10.47	$8.22	$13.15	$12.58	$11.10					
Number of accumulation units outstanding at end of period	191,834	67,801	1,449	34,728	21,510					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.10	$13.56	$12.92	$11.31	$10.68					
Value at end of period	$10.44	$8.10	$13.56	$12.92	$11.31					
Number of accumulation units outstanding at end of period	64,778	53,974	1,595	21,098	3,675					
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$7.28									
Value at end of period	$9.15									
Number of accumulation units outstanding at end of period	4,544									
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$6.22									
Value at end of period	$8.56									
Number of accumulation units outstanding at end of period	7,711									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.52	$11.51	$11.02	$10.34	$10.12					
Value at end of period	$11.07	$9.52	$11.51	$11.02	$10.34					
Number of accumulation units outstanding at end of period	17,153	7,502	5,311	4,759	803					
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$8.54	$13.68	$13.09	$12.26						
Value at end of period	$10.69	$8.54	$13.68	$13.09						
Number of accumulation units outstanding at end of period	1,798	1,573	1,266	123						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$10.92	$14.39	$13.71	$12.74	$12.36	$11.54	$10.23	$10.772	$11.117	$10.686
Value at end of period	$12.77	$10.92	$14.39	$13.71	$12.74	$12.36	$11.54	$10.23	$10.772	$11.117
Number of accumulation units outstanding at end of period	103,068	62,489	52,302	52,965	87,089	88,761	50,090	41,646	66,844	69,003
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$8.59	$13.54	$12.98	$11.56	$10.96	$9.86	$7.99	$9.335	$10.633	$10.784
Value at end of period	$10.68	$8.59	$13.54	$12.98	$11.56	$10.96	$9.86	$7.99	$9.335	$10.633
Number of accumulation units outstanding at end of period	127,113	107,713	145,102	190,981	196,972	262,632	220,664	196,708	214,583	236,648
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$9.50	$13.77	$13.15	$11.92	$11.47	$10.48	$8.84	$9.845	$10.665	$10.701
Value at end of period	$11.49	$9.50	$13.77	$13.15	$11.92	$11.47	$10.48	$8.84	$9.845	$10.665
Number of accumulation units outstanding at end of period	163,277	108,882	153,565	188,886	217,838	291,049	164,824	152,277	220,372	214,545
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$9.30	$12.93	$12.48	$10.97	$10.39					
Value at end of period	$12.31	$9.30	$12.93	$12.48	$10.97					
Number of accumulation units outstanding at end of period	2,125,620	1,635,362	30,674	24,334	7,319					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$7.66	$13.88	$12.07	$11.44	$10.19					
Value at end of period	$11.38	$7.66	$13.88	$12.07	$11.44					
Number of accumulation units outstanding at end of period	304,509	632,228	402,625	726,267	597,868					

CFI 137

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$11.80	$18.49	$18.08	$15.29	$14.83	$13.12				
Value at end of period	$14.64	$11.80	$18.49	$18.08	$15.29	$14.83				
Number of accumulation units outstanding at end of period	31,298	39,616	9,373	15,941	9,686	5,926				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$9.49	$16.54	$15.17	$13.49	$12.80	$11.72	$9.02	$11.847	$13.295	$13.399
Value at end of period	$13.46	$9.49	$16.54	$15.17	$13.49	$12.80	$11.72	$9.02	$11.847	$13.295
Number of accumulation units outstanding at end of period	174,569	347,979	340,260	439,098	536,029	504,970	331,183	289,027	337,910	357,441
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.31	$10.20								
Value at end of period	$8.27	$6.31								
Number of accumulation units outstanding at end of period	108,190	187,579								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.75	$11.28	$11.10	$9.70						
Value at end of period	$8.87	$6.75	$11.28	$11.10						
Number of accumulation units outstanding at end of period	17,591	23,634	2,428	913						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$8.08	$13.50	$12.69	$10.94	$10.85	$9.69	$7.62	$10.995	$14.722	$15.732
Value at end of period	$11.60	$8.08	$13.50	$12.69	$10.94	$10.85	$9.69	$7.62	$10.995	$14.722
Number of accumulation units outstanding at end of period	113,352	181,450	78,020	112,115	100,646	218,187	143,878	127,395	183,731	188,558
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$10.22	$9.75								
Value at end of period	$10.74	$10.22								
Number of accumulation units outstanding at end of period	14,755	17								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.55	$12.63	$12.57	$11.06	$10.19	$8.95	$7.21	$9.676	$12.323	$12.998
Value at end of period	$9.87	$7.55	$12.63	$12.57	$11.06	$10.19	$8.95	$7.21	$9.676	$12.323
Number of accumulation units outstanding at end of period	102,822	200,877	172,991	214,135	181,079	230,728	168,816	139,706	179,677	205,082
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73	$8.34	$9.53		
Value at end of period	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73	$8.34		
Number of accumulation units outstanding at end of period	316,125	391,247	55,791	98,981	88,490	74,285	28,893	6,478		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$9.38	$12.66	$12.00	$11.07	$10.24					
Value at end of period	$11.72	$9.38	$12.66	$12.00	$11.07					
Number of accumulation units outstanding at end of period	546,167	855,619	619,911	958,188	718,791					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.74	$12.99	$12.76	$11.08	$10.16					
Value at end of period	$10.75	$8.74	$12.99	$12.76	$11.08					
Number of accumulation units outstanding at end of period	64,296	69,651	1,531	8,864	4,812					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$6.73	$9.47	$10.08	$10.55	$9.61					
Value at end of period	$8.69	$6.73	$6.73	$10.08	$10.55					
Number of accumulation units outstanding at end of period	1,795	2,049	0	158						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$16.64	$19.92	$18.16	$16.52	$15.42	$14.31	$12.65	$13.618	$14.399	$14.838
Value at end of period	$20.79	$16.64	$19.92	$18.16	$16.52	$15.42	$14.31	$12.65	$13.618	$14.399
Number of accumulation units outstanding at end of period	0	531	15	16	16	807,821	557,555	467,095	498,520	414,075
JANUS ASPEN ENTERPRISE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.77	$18.84								
Value at end of period	$15.48	$10.77								
Number of accumulation units outstanding at end of period	0	187								
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$16.59	$15.86								
Value at end of period	$18.64	$16.59								
Number of accumulation units outstanding at end of period	0	163								
JANUS ASPEN WORLDWIDE PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$7.49	$13.38								
Value at end of period	$10.24	$7.49								
Number of accumulation units outstanding at end of period	0	893								
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$5.35	$7.86								
Value at end of period	$7.34	$5.35								
Number of accumulation units outstanding at end of period	5,191	228								
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.17	$10.15								
Value at end of period	$9.15	$7.17								
Number of accumulation units outstanding at end of period	5,763	613								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2002)										
Value at beginning of period	$9.19	$15.26	$15.29	$13.73	$12.78	$10.38	$8.38	$9.15		
Value at end of period	$11.55	$9.19	$15.26	$15.29	$13.73	$12.78	$10.38	$8.38		
Number of accumulation units outstanding at end of period	91,267	161,695	35,304	87,225	70,787	48,903	34,280	33,156		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$6.93	$11.43	$10.73	$10.15						
Value at end of period	$8.97	$6.93	$11.43	$10.73						
Number of accumulation units outstanding at end of period	9,317	12,402	795	315						
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.59	$17.17	$14.92	$12.54	$11.36	$10.00				
Value at end of period	$14.44	$10.59	$17.17	$14.92	$12.54	$11.36				
Number of accumulation units outstanding at end of period	157,056	143,930	17,773	32,356	25,983	8,872				
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$35.13	$68.10	$51.26	$41.26	$29.43	$21.77				
Value at end of period	$63.36	$35.13	$68.10	$51.26	$41.26	$29.43				
Number of accumulation units outstanding at end of period	23,489	50,290	29,447	40,217	17,101	5,798				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$8.12	$13.17	$13.43	$11.76	$11.70					
Value at end of period	$11.06	$8.12	$13.17	$13.43	$11.76					
Number of accumulation units outstanding at end of period	11,765	17,774	2,305	2,642	1					

CFI 139

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PAX WORLD BALANCED FUND										
(Funds were first received in this option during March 2005)										
Value at beginning of period					$9.70	$10.80	$11.29	$12.41	$13.48	$9.27
Value at end of period					$10.80	$11.29	$12.41	$13.48	$9.27	$11.16
Number of accumulation units outstanding at end of period					45,236	112,406	49,546	40,526	133,781	134,973
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.32	$10.82	$10.96	$10.97	$12.04	$11.10
Value at end of period					$10.82	$10.96	$10.97	$12.04	$11.10	$13.04
Number of accumulation units outstanding at end of period					3,233	8,155	27,157	24,448	226,276	649,055
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.79	$12.77	$5.30
Value at end of period								$12.77	$5.30	$9.18
Number of accumulation units outstanding at end of period								7,999	171,417	307,385
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.99	$10.68	$10.81	$11.64	$12.23	$7.84
Value at end of period					$10.68	$10.81	$11.64	$12.23	$7.84	$12.48
Number of accumulation units outstanding at end of period					901	1,654	4,437	7,703	19,205	13,133
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.95	$6.19
Value at end of period									$6.19	$7.83
Number of accumulation units outstanding at end of period									14,042	17,563
SMALLCAP WORLD FUND®										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.62	$5.47
Value at end of period									$5.47	$8.33
Number of accumulation units outstanding at end of period									2,087	17,078
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$14.98	$17.43	$16.77	$18.88	$20.77	$21.91
Value at end of period					$17.43	$16.77	$18.88	$20.77	$21.91	$25.85
Number of accumulation units outstanding at end of period					680	3,353	13,061	16,759	538,148	638,292
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.68	$8.72
Value at end of period									$8.72	$9.95
Number of accumulation units outstanding at end of period									20,905	24,855
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.98	$10.85	$12.30	$13.54	$14.91	$9.01
Value at end of period					$10.85	$12.30	$13.54	$14.91	$9.01	$12.04
Number of accumulation units outstanding at end of period					82,378	205,278	242,446	154,046	1,259,861	1,206,365
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.82	$10.51	$5.68
Value at end of period								$10.51	$5.68	$8.44
Number of accumulation units outstanding at end of period								2,831	141,152	187,427

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$8.19	$16.19	$14.91	$12.55	$11.45	$9.89				
Value at end of period	$13.50	$8.19	$16.19	$14.91	$12.55	$11.45				
Number of accumulation units outstanding at end of period	229,138	234,335	15,528	13,490	2,892	109				
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.60	$14.36	$13.73	$12.82	$11.61	$9.57				
Value at end of period	$12.13	$8.60	$14.36	$13.73	$12.82	$11.61				
Number of accumulation units outstanding at end of period	49,093	73,554	14,060	21,033	21,027	1,281				
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.93	$13.46	$13.05	$11.15	$10.85	$10.03				
Value at end of period	$10.55	$8.93	$13.46	$13.05	$11.15	$10.85				
Number of accumulation units outstanding at end of period	185,005	284,358	97,637	145,840	103,342	39,974				

TABLE 17
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$12.30									
Number of accumulation units outstanding at end of period	4,355									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.83	$11.97	$10.78	$10.22	$9.46	$8.95	$6.96	$9.28	$12.193	$13.796
Value at end of period	$8.20	$6.83	$11.97	$10.78	$10.22	$9.46	$8.95	$6.96	$9.28	$12.193
Number of accumulation units outstanding at end of period	87,587	103,557	116,061	123,352	81,979	126,642	160,002	147,121	141,985	122,506
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.66	$11.05	$10.31	$8.90	$8.52	$7.88	$6.39	$7.626	$9.962	$11.752
Value at end of period	$9.75	$7.66	$11.05	$10.31	$8.90	$8.52	$7.88	$6.39	$7.626	$9.962
Number of accumulation units outstanding at end of period	174,904	193,667	206,699	245,794	155,032	279,744	421,225	430,053	517,889	436,299
ALGER GREEN FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.96									
Value at end of period	$12.99									
Number of accumulation units outstanding at end of period	1,813									
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$7.87									
Value at end of period	$9.64									
Number of accumulation units outstanding at end of period	28,841									
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.38									
Value at end of period	$9.93									
Number of accumulation units outstanding at end of period	54,964									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.08									
Value at end of period	$10.73									
Number of accumulation units outstanding at end of period	46,604									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.77	$10.43								
Value at end of period	$8.01	$5.77								
Number of accumulation units outstanding at end of period	13,361	326								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.09									
Value at end of period	$12.63									
Number of accumulation units outstanding at end of period	567									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$9.67	$14.20	$13.93	$12.91	$12.31	$11.47	$9.69	$11.116	$12.041	$12.53
Value at end of period	$12.02	$9.67	$14.20	$13.93	$12.91	$12.31	$11.47	$9.69	$11.116	$12.041
Number of accumulation units outstanding at end of period	99,478	100,176	114,927	121,471	120,740	136,946	198,552	185,197	193,795	147,701
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.10	$8.95								
Value at end of period	$8.00	$6.10								
Number of accumulation units outstanding at end of period	14,223	1,033								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.59	$19.66	$16.67	$13.79	$11.48	$9.48				
Value at end of period	$16.00	$11.59	$19.66	$16.67	$13.79	$11.48				
Number of accumulation units outstanding at end of period	603,193	571,657	666,503	1,224,388	951,422	295,308				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$15.11	$22.32	$24.48	$20.33	$18.55	$15.46				
Value at end of period	$19.47	$15.11	$22.32	$24.48	$20.33	$18.55				
Number of accumulation units outstanding at end of period	11,211	13,391	27,612	74,472	45,988	28,778				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$14.05	$24.64	$21.12	$19.06	$16.43	$14.34	$11.25	$12.514	$14.375	$15.518
Value at end of period	$18.92	$14.05	$24.64	$21.12	$19.06	$16.43	$14.34	$11.25	$12.514	$14.375
Number of accumulation units outstanding at end of period	1,606,596	1,739,497	2,132,075	3,361,869	3,216,297	2,927,046	2,600,443	1,986,803	1,442,524	1,662,214
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$9.82	$17.25	$17.13	$14.37	$13.68	$12.36	$9.56	$11.606	$12.31	$11.445
Value at end of period	$12.68	$9.82	$17.25	$17.13	$14.37	$13.68	$12.36	$9.56	$11.606	$12.31
Number of accumulation units outstanding at end of period	804,865	864,139	1,142,358	1,546,502	1,542,811	1,848,161	1,843,678	1,366,754	875,116	710,549
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$9.01	$17.19	$13.65	$12.87	$12.27	$11.96	$9.08	$13.089	$16.023	$18.143
Value at end of period	$11.46	$9.01	$17.19	$13.65	$12.87	$12.27	$11.96	$9.08	$13.089	$16.023
Number of accumulation units outstanding at end of period	579,019	645,219	743,009	922,067	1,159,132	2,136,201	2,701,907	2,481,342	2,269,303	2,257,499
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$10.64	$19.09	$16.40	$14.00	$11.86	$10.52	$7.39	$9.35	$11.957	$14.90
Value at end of period	$13.36	$10.64	$19.09	$16.40	$14.00	$11.86	$10.52	$7.39	$9.35	$11.957
Number of accumulation units outstanding at end of period	116,843	139,620	203,131	214,673	208,993	225,461	139,067	55,109	51,088	42,156

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.04	$18.12	$18.71	$16.12	$14.94	$12.17	$9.28	$11.77		
Value at end of period	$15.42	$12.04	$18.12	$18.71	$16.12	$14.94	$12.17	$9.28		
Number of accumulation units outstanding at end of period	36,126	34,403	39,095	111,915	115,359	124,156	114,048	134,706		
FUNDAMENTAL INVESTORS^SM										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.12	$10.14								
Value at end of period	$8.09	$6.12								
Number of accumulation units outstanding at end of period	96,818	64,420								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.28	$15.48	$16.07	$14.03	$13.12	$10.90	$8.11	$10.02		
Value at end of period	$15.18	$11.28	$15.48	$16.07	$14.03	$13.12	$10.90	$8.11		
Number of accumulation units outstanding at end of period	8,298	4,843	11,543	77,637	104,799	48,532	24,847	12,107		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.10	$19.85	$17.19	$13.41	$11.72	$9.90				
Value at end of period	$13.24	$11.10	$19.85	$17.19	$13.41	$11.72				
Number of accumulation units outstanding at end of period	36,325	47,393	64,903	64,605	29,872	544				
ING BALANCED PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.52	$16.15	$15.42	$14.13	$13.67	$12.59	$10.68	$11.999	$12.628	$12.801
Value at end of period	$13.63	$11.52	$16.15	$15.42	$14.13	$13.67	$12.59	$10.68	$11.999	$12.628
Number of accumulation units outstanding at end of period	1,199,186	1,235,407	1,538,682	1,789,303	2,007,105	2,530,872	2,632,731	2,637,345	3,038,118	3,302,106
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.39	$10.93	$10.12	$9.45						
Value at end of period	$8.52	$6.39	$10.93	$10.12						
Number of accumulation units outstanding at end of period	2,810	2,611	632	326						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53	$8.71	$9.98		
Value at end of period	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53	$8.71		
Number of accumulation units outstanding at end of period	71,146	61,280	88,249	362,027	422,770	379,717	224,100	87,836		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.33	$10.46	$10.69							
Value at end of period	$8.21	$6.33	$10.46							
Number of accumulation units outstanding at end of period	225,641	299,398	343,921							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.06	$5.12	$4.34	$4.08	$3.68	$3.76	$2.60	$4.468	$5.847	$9.996
Value at end of period	$4.63	$3.06	$5.12	$4.34	$4.08	$3.68	$3.76	$2.60	$4.468	$5.847
Number of accumulation units outstanding at end of period	498,610	444,633	509,851	837,706	1,069,936	1,231,530	1,424,608	923,848	882,962	433,323
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.90	$6.71								
Number of accumulation units outstanding at end of period	237,654	233,966								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$9.98	$12.34	$10.07	$6.14
Value at end of period							$12.34	$10.07	$6.14	$8.28
Number of accumulation units outstanding at end of period							106,261	57,052	79,392	74,994
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.79	$10.31	$6.74
Value at end of period								$10.31	$6.74	$8.34
Number of accumulation units outstanding at end of period								299	771	106
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period				$12.70	$16.69	$17.95	$18.50	$20.90	$21.60	$13.02
Value at end of period				$16.69	$17.95	$18.50	$20.90	$21.60	$13.02	$17.00
Number of accumulation units outstanding at end of period				59,760	45,977	18,662	19,870	6,839	7,169	13,198
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.24	$11.24	$12.70	$13.68	$9.68
Value at end of period						$11.24	$12.70	$13.68	$9.68	$11.53
Number of accumulation units outstanding at end of period						15,818	13,845	9,925	24,694	22,436
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.22	$11.86	$13.17	$14.95	$9.03
Value at end of period						$11.86	$13.17	$14.95	$9.03	$12.46
Number of accumulation units outstanding at end of period						26,416	19,566	5,990	25,427	24,277
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.69	$13.53	$7.92
Value at end of period								$13.53	$7.92	$10.80
Number of accumulation units outstanding at end of period								425,952	405,271	465,679
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$12.939	$11.429	$9.251	$6.88	$8.61	$9.26	$9.93	$11.25	$11.99	$7.42
Value at end of period	$11.429	$9.251	$6.88	$8.61	$9.26	$9.93	$11.25	$11.99	$7.42	$9.58
Number of accumulation units outstanding at end of period	11,724,441	11,126,933	9,326,780	7,714,136	5,924,539	4,634,085	4,061,971	3,727,610	3,193,695	2,776,010
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$15.521	$13.95	$11.953	$9.30	$11.64	$12.77	$13.35	$15.18	$15.81	$9.85
Value at end of period	$13.95	$11.953	$9.30	$11.64	$12.77	$13.35	$15.18	$15.81	$9.85	$12.04
Number of accumulation units outstanding at end of period	2,757,220	2,847,404	3,034,497	3,475,311	3,127,841	2,292,271	1,941,935	1,368,692	1,047,075	910,116
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.551	$14.93	$14.615	$12.75	$16.75	$19.37	$21.35	$23.18	$24.26	$15.03
Value at end of period	$14.93	$14.615	$12.75	$16.75	$19.37	$21.35	$23.18	$24.26	$15.03	$19.64
Number of accumulation units outstanding at end of period	148,981	457,672	1,293,570	1,703,944	2,047,008	1,905,635	1,786,511	869,060	618,675	562,847
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.718	$10.588	$10.756	$9.26	$12.51	$15.15	$16.17	$18.26	$16.99	$11.19
Value at end of period	$10.588	$10.756	$9.26	$12.51	$15.15	$16.17	$18.26	$16.99	$11.19	$13.86
Number of accumulation units outstanding at end of period	61,435	110,246	456,728	694,475	1,240,295	1,440,356	1,173,655	678,593	481,806	466,993
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$10.487	$11.406	$12.304	$13.22	$13.94	$14.51	$14.84	$15.33	$16.12	$14.63
Value at end of period	$11.406	$12.304	$13.22	$13.94	$14.51	$14.84	$15.33	$16.12	$14.63	$16.20
Number of accumulation units outstanding at end of period	670,970	1,192,571	1,633,601	1,267,394	1,137,508	1,205,427	1,245,873	1,093,085	966,352	848,415

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.93	$8.57								
Value at end of period	$7.53	$5.93								
Number of accumulation units outstanding at end of period	91,183	21								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35	$8.03	$9.94		
Value at end of period	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35	$8.03		
Number of accumulation units outstanding at end of period	179,402	202,554	318,109	591,171	468,182	359,887	283,718	159,260		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.78	$10.93								
Value at end of period	$7.82	$5.78								
Number of accumulation units outstanding at end of period	42,494	11,213								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$12.03	$24.88	$18.11	$13.45	$11.68					
Value at end of period	$20.47	$12.03	$24.88	$18.11	$13.45					
Number of accumulation units outstanding at end of period	36,507	34,095	43,231	60,707	44,087					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.91	$17.93	$17.66	$15.28	$14.19	$11.86	$9.20	$9.14		
Value at end of period	$14.84	$11.91	$17.93	$17.66	$15.28	$14.19	$11.86	$9.20		
Number of accumulation units outstanding at end of period	11,488	16,866	25,348	29,220	18,311	8,974	2,468	378		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.88	$12.78	$13.11	$11.75						
Value at end of period	$11.22	$8.88	$12.78	$13.11						
Number of accumulation units outstanding at end of period	9,373	7,370	7,456	8,517						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.34	$10.51	$10.77	$9.84	$8.90	$8.18	$5.96	$9.294	$12.527	$17.731
Value at end of period	$8.32	$6.34	$10.51	$10.77	$9.84	$8.90	$8.18	$5.96	$9.294	$12.527
Number of accumulation units outstanding at end of period	458,410	511,208	616,938	855,439	931,891	1,411,027	2,228,250	2,163,820	2,738,168	3,144,386
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.07	$11.21	$10.83	$9.44						
Value at end of period	$8.35	$7.07	$11.21	$10.83						
Number of accumulation units outstanding at end of period	133,910	182,999	192,341	16,139						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.45	$10.23								
Value at end of period	$8.45	$6.45								
Number of accumulation units outstanding at end of period	17,596	11,713								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.19	$18.35	$15.34	$12.47	$10.14					
Value at end of period	$12.54	$9.19	$18.35	$15.34	$12.47					
Number of accumulation units outstanding at end of period	47,415	46,644	61,695	70,327	40,087					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.91	$15.47	$14.99	$13.50	$13.23	$12.00	$11.25			
Value at end of period	$13.94	$11.91	$15.47	$14.99	$13.50	$13.23	$12.00			
Number of accumulation units outstanding at end of period	42,887	73,524	94,146	122,326	180,292	130,323	45,905			

CFI 145

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$11.38	$11.44	$14.85	$18.76	$11.60
Value at end of period						$11.44	$14.85	$18.76	$11.60	$15.28
Number of accumulation units outstanding at end of period						2,231	57,318	56,252	61,286	59,536
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$7.52	$6.96	$9.44	$10.44	$11.43	$12.23	$15.25	$9.44
Value at end of period			$6.96	$9.44	$10.44	$11.43	$12.23	$15.25	$9.44	$13.24
Number of accumulation units outstanding at end of period			2,282	61,505	44,281	28,746	74,667	62,246	60,533	66,790
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.855	$11.456	$11.812	$11.91	$11.92	$11.95	$12.21	$12.70	$13.25	$13.50
Value at end of period	$11.456	$11.812	$11.91	$11.92	$11.95	$12.21	$12.70	$13.25	$13.50	$13.43
Number of accumulation units outstanding at end of period	1,463,947	1,739,522	2,415,659	1,729,116	1,281,038	1,185,620	1,765,402	1,863,139	1,831,765	1,299,450
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.44	$12.18	$14.26	$15.07	$8.93
Value at end of period						$12.18	$14.26	$15.07	$8.93	$12.36
Number of accumulation units outstanding at end of period						4,671,723	4,138,978	2,544,962	1,961,962	1,762,158
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.00	$10.16	$10.92	$11.79	$9.88
Value at end of period						$10.16	$10.92	$11.79	$9.88	$11.92
Number of accumulation units outstanding at end of period						498,890	547,903	375,533	446,158	433,939
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$13.87	$15.163	$13.595	$9.98	$12.34	$13.49	$14.32	$16.48	$16.84	$10.76
Value at end of period	$15.163	$13.595	$9.98	$12.34	$13.49	$14.32	$16.48	$16.84	$10.76	$12.28
Number of accumulation units outstanding at end of period	468,299	1,164,757	1,321,604	902,500	635,659	483,444	403,393	270,321	222,862	288,719
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.43	$10.51	$11.36	$11.60	$8.91
Value at end of period						$10.51	$11.36	$11.60	$8.91	$13.21
Number of accumulation units outstanding at end of period						13,174	29,325	11,074	9,271	22,295
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.00	$10.75	$11.10	$11.48	$11.63	$12.00	$13.02	$12.89
Value at end of period			$10.75	$11.10	$11.48	$11.63	$12.00	$13.02	$12.89	$14.41
Number of accumulation units outstanding at end of period			73,058	91,271	98,497	106,739	204,493	94,615	143,360	165,024
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.40	$9.18	$6.36
Value at end of period								$9.18	$6.36	$7.11
Number of accumulation units outstanding at end of period								1,247,251	862,181	793,105
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.83	$10.83	$11.31	$7.35
Value at end of period							$10.83	$11.31	$7.35	$9.07
Number of accumulation units outstanding at end of period							2,871	42,367	41,664	26,064
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.35	$10.61	$11.17	$7.82
Value at end of period							$10.61	$11.17	$7.82	$12.97
Number of accumulation units outstanding at end of period							5	2,163	2,364	6,533

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.54	$10.63	$11.15	$7.42
Value at end of period							$10.63	$11.15	$7.42	$9.23
Number of accumulation units outstanding at end of period							13,978	897,440	743,213	746,913
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.71
Value at end of period										$12.57
Number of accumulation units outstanding at end of period										5,515
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.70	$6.64
Value at end of period									$6.64	$8.16
Number of accumulation units outstanding at end of period									22	3,830
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.06
Value at end of period										$11.86
Number of accumulation units outstanding at end of period										3,410
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.41
Value at end of period										$12.86
Number of accumulation units outstanding at end of period										3,108
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.78	$5.93
Value at end of period									$5.93	$8.25
Number of accumulation units outstanding at end of period									9,712	15,185
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.21	$6.97
Value at end of period									$6.97	$8.75
Number of accumulation units outstanding at end of period									8,671	10,942
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$7.11	$5.02	$6.90	$7.54	$8.16	$9.11	$9.95	$6.46
Value at end of period			$5.02	$6.90	$7.54	$8.16	$9.11	$9.95	$6.46	$8.40
Number of accumulation units outstanding at end of period			21,340	83,909	55,768	70,383	91,622	106,550	84,844	91,859
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$12.675	$13.419	$13.844	$10.54	$14.38	$16.32	$17.85	$20.68	$21.73	$14.86
Value at end of period	$13.419	$13.844	$10.54	$14.38	$16.32	$17.85	$20.68	$21.73	$14.86	$18.80
Number of accumulation units outstanding at end of period	1,784,687	2,121,733	2,222,850	2,251,556	1,718,730	1,173,838	1,224,186	676,367	528,457	480,037
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$11.17	$11.77	$12.22	$8.86
Value at end of period							$11.77	$12.22	$8.86	$10.76
Number of accumulation units outstanding at end of period							395	57,238	56,931	70,337
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period						$10.99	$10.94	$12.22	$12.68	$8.32
Value at end of period						$10.94	$12.22	$12.68	$8.32	$10.38
Number of accumulation units outstanding at end of period						535	5,852	48,509	32,066	50,475

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.20	$13.13	$12.57	$11.41						
Value at end of period	$10.45	$8.20	$13.13	$12.57						
Number of accumulation units outstanding at end of period	32,178	16,141	9,218	725						
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$8.08	$13.55	$12.91	$12.30						
Value at end of period	$10.41	$8.08	$13.55	$12.91						
Number of accumulation units outstanding at end of period	25,564	4,803	27,173	5,315						
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.66	$9.34								
Value at end of period	$9.14	$7.66								
Number of accumulation units outstanding at end of period	12,786	2,251								
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.93	$7.46								
Value at end of period	$8.55	$6.93								
Number of accumulation units outstanding at end of period	1,445	11								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$9.50	$11.49	$11.01	$10.43						
Value at end of period	$11.04	$9.50	$11.49	$11.01						
Number of accumulation units outstanding at end of period	3,327	0	363	152						
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$8.52	$13.65	$13.07	$11.41	$11.13					
Value at end of period	$10.66	$8.52	$13.65	$13.07	$11.41					
Number of accumulation units outstanding at end of period	9,503	7,254	7,319	27,855	17,570					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$11.26	$14.85	$14.15	$13.16	$12.78	$11.93	$10.58	$11.151	$11.514	$11.073
Value at end of period	$13.17	$11.26	$14.85	$14.15	$13.16	$12.78	$11.93	$10.58	$11.151	$11.514
Number of accumulation units outstanding at end of period	58,550	54,012	66,896	91,758	122,844	123,803	145,137	112,797	117,599	137,811
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$9.09	$14.32	$13.75	$12.24	$11.62	$10.46	$8.48	$9.908	$11.292	$11.458
Value at end of period	$11.29	$9.09	$14.32	$13.75	$12.24	$11.62	$10.46	$8.48	$9.908	$11.292
Number of accumulation units outstanding at end of period	99,918	110,112	165,170	191,012	165,249	160,170	214,053	224,992	239,231	204,194
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$9.96	$14.45	$13.81	$12.52	$12.05	$11.02	$9.30	$10.363	$11.232	$11.275
Value at end of period	$12.04	$9.96	$14.45	$13.81	$12.52	$12.05	$11.02	$9.30	$10.363	$11.232
Number of accumulation units outstanding at end of period	92,277	111,013	142,807	205,514	140,341	133,841	194,852	159,012	158,589	134,664
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.29	$12.92	$12.47	$10.97	$10.85					
Value at end of period	$12.28	$9.29	$12.92	$12.47	$10.97					
Number of accumulation units outstanding at end of period	384,450	314,348	438,484	532,259	79,878					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.89	$14.00	$12.44	$11.50	$10.26					
Value at end of period	$11.47	$7.89	$14.00	$12.44	$11.50					
Number of accumulation units outstanding at end of period	817,391	893,654	1,029,745	1,312,088	1,438,844					

Condensed Financial Information (continued)

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO
(Funds were first received in this option during May 2003)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$11.75	$18.42	$18.02	$15.25	$14.79	$12.98	$10.92			
Value at end of period	$14.57	$11.75	$18.42	$18.02	$15.25	$14.79	$12.98			
Number of accumulation units outstanding at end of period	52,484	57,425	56,564	57,789	66,200	34,585	11,181			

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$10.40	$18.14	$16.64	$14.80	$14.05	$12.87	$9.91	$13.026	$14.625	$14.748
Value at end of period	$14.75	$10.40	$18.14	$16.64	$14.80	$14.05	$12.87	$9.91	$13.026	$14.625
Number of accumulation units outstanding at end of period	305,839	352,773	425,736	578,885	567,594	910,197	1,253,253	971,669	927,451	909,338

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Funds were first received in this option during April 2008)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$6.31	$10.20								
Value at end of period	$8.27	$6.31								
Number of accumulation units outstanding at end of period	345,736	385,345								

ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)
(Funds were first received in this option during July 2006)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$6.74	$11.27	$11.09	$9.79						
Value at end of period	$8.85	$6.74	$11.27	$11.09						
Number of accumulation units outstanding at end of period	5,588	3,568	2,870	655						

ING THORNBURG VALUE PORTFOLIO

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$9.09	$15.21	$14.30	$12.34	$12.24	$10.93	$8.61	$12.432	$16.643	$17.793
Value at end of period	$13.06	$9.09	$15.21	$14.30	$12.34	$12.24	$10.93	$8.61	$12.423	$16.643
Number of accumulation units outstanding at end of period	146,612	153,636	184,219	169,429	199,216	337,909	554,496	602,100	821,647	642,991

ING U.S. BOND INDEX® PORTFOLIO
(Funds were first received in this option during June 2008)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$10.22	$9.91								
Value at end of period	$10.73	$10.22								
Number of accumulation units outstanding at end of period	11,857	240								

ING UBS U.S. LARGE CAP EQUITY PORTFOLIO

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$8.31	$13.91	$13.86	$12.20	$11.24	$9.87	$7.97	$10.69	$13.621	$14.375
Value at end of period	$10.86	$8.31	$13.91	$13.86	$12.20	$11.24	$9.87	$7.97	$10.69	$13.621
Number of accumulation units outstanding at end of period	208,617	225,786	302,845	340,345	376,840	393,586	494,180	544,610	562,829	575,028

ING VAN KAMPEN COMSTOCK PORTFOLIO
(Funds were first received in this option during May 2002)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$8.95	$14.20	$14.65	$12.74	$12.41	$10.72	$8.33	$9.97		
Value at end of period	$11.41	$8.95	$14.20	$14.65	$12.74	$12.41	$10.72	$8.33		
Number of accumulation units outstanding at end of period	79,566	87,715	109,959	317,133	409,753	503,772	345,078	143,963		

ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO
(Funds were first received in this option during April 2005)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$9.70	$12.76	$12.42	$11.12	$10.34					
Value at end of period	$11.81	$9.70	$12.76	$12.42	$11.12					
Number of accumulation units outstanding at end of period	787,964	851,814	1,035,604	1,370,749	1,180,581					

ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO
(Funds were first received in this option during August 2005)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$8.72	$12.97	$12.75	$11.08	$10.71					
Value at end of period	$10.72	$8.72	$12.97	$12.75	$11.08					
Number of accumulation units outstanding at end of period	13,194	16,493	20,338	171,628	167,607					

ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO
(Funds were first received in this option during June 2006)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$6.72	$10.07	$10.54	$9.59						
Value at end of period	$8.67	$6.72	$10.07	$10.54						
Number of accumulation units outstanding at end of period	7,946	2,146	1,968	1,449						

CFI 149

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$17.88	$21.42	$19.54	$17.79	$16.61	$15.43	$13.63	$14.69	$15.54	$16.022
Value at end of period	$22.33	$17.88	$21.42	$19.54	$17.79	$16.61	$15.43	$13.63	$14.69	$15.54
Number of accumulation units outstanding at end of period	30	26	88	60	30	843,134	1,443,439	1,577,444	1,370,458	1,015,207
JANUS ASPEN ENTERPRISE PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$11.55									
Value at end of period	$16.60									
Number of accumulation units outstanding at end of period	262									
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$16.85	$16.02	$15.08	$14.59	$14.42	$13.98	$13.24	$12.085	$11.308	$10.727
Value at end of period	$18.92	$16.85	$16.02	$15.08	$14.59	$14.42	$13.98	$13.24	$12.085	$11.308
Number of accumulation units outstanding at end of period	32	40	50	51	61	273,284	519,547	450,181	362,171	289,585
JANUS ASPEN JANUS PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.95									
Value at end of period	$12.10									
Number of accumulation units outstanding at end of period	56									
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$8.76	$15.96	$14.68	$12.51	$11.92	$11.46	$9.32	$12.611	$16.39	$19.592
Value at end of period	$11.97	$8.76	$15.96	$14.68	$12.51	$11.92	$11.46	$9.32	$12.611	$16.39
Number of accumulation units outstanding at end of period	985	1,362	350	11	11	1,435,111	2,989,916	3,841,110	4,694,956	5,857,226
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$5.34	$8.76	$10.27							
Value at end of period	$7.33	$5.34	$8.76							
Number of accumulation units outstanding at end of period	6,123	4,104	2,941							
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$7.17	$7.08								
Value at end of period	$9.14	$7.17								
Number of accumulation units outstanding at end of period	4,763	0								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.15	$15.22	$15.25	$13.70	$12.76	$10.37	$8.38	$9.75		
Value at end of period	$11.50	$9.15	$15.22	$15.25	$13.70	$12.76	$10.37	$8.38		
Number of accumulation units outstanding at end of period	106,700	120,525	149,176	279,291	340,864	289,338	206,996	197,934		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.92	$11.42	$11.39							
Value at end of period	$8.95	$6.92	$11.42							
Number of accumulation units outstanding at end of period	6,612	4,075	858							
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.56	$17.13	$14.90	$12.53	$11.35	$9.69				
Value at end of period	$14.40	$10.56	$17.13	$14.90	$12.53	$11.35				
Number of accumulation units outstanding at end of period	211,882	228,121	231,137	277,481	267,730	208,700				
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$34.98	$67.85	$51.10	$41.15	$29.37	$19.78				
Value at end of period	$63.07	$34.98	$67.85	$51.10	$41.15	$29.37				
Number of accumulation units outstanding at end of period	45,493	48,561	61,561	89,019	119,991	56,413				

CFI 150

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$15.43
Value at end of period										$21.39
Number of accumulation units outstanding at end of period										206
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.37	$13.42	$13.15	$8.11
Value at end of period							$13.42	$13.15	$8.11	$11.04
Number of accumulation units outstanding at end of period							6,757	11,204	12,637	10,671
PAX WORLD BALANCED FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.76	$10.77	$11.26	$12.37	$13.43	$9.23
Value at end of period					$10.77	$11.26	$12.37	$13.43	$9.23	$11.11
Number of accumulation units outstanding at end of period					74,393	62,798	75,705	54,971	40,565	41,352
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.12	$10.82	$10.95	$10.96	$12.01	$11.08
Value at end of period					$10.82	$10.95	$10.96	$12.01	$11.08	$13.01
Number of accumulation units outstanding at end of period					58,300	135,357	92,703	82,549	134,509	137,908
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.06	$12.77	$5.29
Value at end of period								$12.77	$5.29	$9.17
Number of accumulation units outstanding at end of period								108,374	85,598	166,220
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.85	$10.68	$10.80	$11.62	$12.20	$7.82
Value at end of period					$10.68	$10.80	$11.62	$12.20	$7.82	$12.45
Number of accumulation units outstanding at end of period					5,956	6,749	22,461	16,573	14,914	23,447
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.83	$6.19
Value at end of period									$6.19	$7.82
Number of accumulation units outstanding at end of period									8,256	15,905
SMALLCAP WORLD FUND®										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$5.59
Value at end of period										$8.33
Number of accumulation units outstanding at end of period										7,510
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$15.44	$17.40	$16.73	$18.83	$20.71	$21.83
Value at end of period					$17.40	$16.73	$18.83	$20.71	$21.83	$25.74
Number of accumulation units outstanding at end of period					12,176	48,097	62,115	50,126	78,307	103,251
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.90	$8.72
Value at end of period									$8.72	$9.94
Number of accumulation units outstanding at end of period									13,169	50,694

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.99	$14.88	$13.53	$12.29	$10.85	$9.80				
Value at end of period	$12.00	$8.99	$14.88	$13.53	$12.29	$10.85				
Number of accumulation units outstanding at end of period	1,708,652	1,711,636	1,946,126	2,852,011	2,745,616	1,633,839				
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.67	$10.51	$10.12							
Value at end of period	$8.43	$5.67	$10.51							
Number of accumulation units outstanding at end of period	74,098	23,373	39,866							
WANGER SELECT										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$8.17	$16.16	$14.89	$12.54	$11.44	$9.83				
Value at end of period	$13.46	$8.17	$16.16	$14.89	$12.54	$11.44				
Number of accumulation units outstanding at end of period	52,757	71,741	104,588	71,538	15,719	1,828				
WANGER USA										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.58	$14.33	$13.71	$12.81	$11.61	$10.25				
Value at end of period	$12.10	$8.58	$14.33	$13.71	$12.81	$11.61				
Number of accumulation units outstanding at end of period	11,530	13,157	20,392	18,612	10,145	2,741				
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.91	$13.43	$13.03	$11.14	$10.85	$9.80				
Value at end of period	$10.52	$8.91	$13.43	$13.03	$11.14	$10.85				
Number of accumulation units outstanding at end of period	782,031	841,888	1,053,903	1,490,194	1,622,664	1,066,826				

TABLE 18

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.13									
Value at end of period	$12.30									
Number of accumulation units outstanding at end of period	1,350									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.80	$11.92	$10.73	$10.18	$9.44	$8.93	$6.95	$9.267	$12.183	$13.791
Value at end of period	$8.16	$6.80	$11.92	$10.73	$10.18	$9.44	$8.93	$6.95	$9.267	$12.183
Number of accumulation units outstanding at end of period	186,810	185,084	193,575	209,088	185,033	111,740	101,589	88,509	76,051	36,971
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.62	$11.01	$10.27	$8.87	$8.50	$7.86	$6.37	$7.615	$9.954	$11.748
Value at end of period	$9.70	$7.62	$11.01	$10.27	$8.87	$8.50	$7.86	$6.37	$7.615	$9.954
Number of accumulation units outstanding at end of period	188,093	199,413	206,829	234,070	196,939	167,904	149,090	140,721	153,708	79,364
ALGER GREEN FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.24									
Value at end of period	$12.99									
Number of accumulation units outstanding at end of period	4,246									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$7.96									
Value at end of period	$9.63									
Number of accumulation units outstanding at end of period	19,265									
AMANA INCOME FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$8.16									
Value at end of period	$9.92									
Number of accumulation units outstanding at end of period	44,451									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.10									
Value at end of period	$10.72									
Number of accumulation units outstanding at end of period	59,424									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.77	$9.25								
Value at end of period	$8.00	$5.77								
Number of accumulation units outstanding at end of period	22,282	7,623								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.48									
Value at end of period	$12.63									
Number of accumulation units outstanding at end of period	1,096									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.83	$18.84	$18.50	$17.15	$16.37	$15.25	$12.89	$14.798	$16.038	$16.697
Value at end of period	$15.94	$12.83	$18.84	$18.50	$17.15	$16.37	$15.25	$12.89	$14.798	$16.038
Number of accumulation units outstanding at end of period	128,599	139,551	140,885	141,958	219,575	204,431	211,316	201,168	209,909	203,730
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.10	$9.91								
Value at end of period	$7.99	$6.10								
Number of accumulation units outstanding at end of period	11,624	7,723								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.56	$19.62	$16.65	$13.78	$11.48	$9.88				
Value at end of period	$15.95	$11.56	$19.62	$16.65	$13.78	$11.48				
Number of accumulation units outstanding at end of period	466,338	457,664	325,211	212,150	160,473	24,649				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$15.05	$22.24	$24.41	$20.27	$18.51	$16.06				
Value at end of period	$19.38	$15.05	$22.24	$24.41	$20.27	$18.51				
Number of accumulation units outstanding at end of period	108,555	102,484	80,955	69,703	50,591	21,369				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$19.82	$34.77	$29.83	$26.93	$23.22	$20.28	$15.92	$17.714	$20.359	$21.988
Value at end of period	$26.67	$19.82	$34.77	$29.83	$26.93	$23.22	$20.28	$15.92	$17.714	$20.359
Number of accumulation units outstanding at end of period	3,944,179	884,693	847,162	811,346	1,056,955	687,425	451,914	366,014	318,516	243,716
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.70	$24.09	$23.93	$20.08	$19.13	$17.30	$13.39	$16.00	$17.252	$16.047
Value at end of period	$17.69	$13.70	$24.09	$23.93	$20.08	$19.13	$17.30	$13.39	$16.00	$17.252
Number of accumulation units outstanding at end of period	373,154	442,827	485,693	504,653	749,148	707,385	500,320	445,737	409,548	286,747

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$11.83	$22.58	$17.93	$16.93	$16.14	$15.74	$11.95	$17.245	$21.12	$23.927
Value at end of period	$15.04	$11.83	$22.58	$17.93	$16.93	$16.14	$15.74	$11.95	$17.245	$21.12
Number of accumulation units outstanding at end of period	664,733	732,400	789,960	829,270	1,260,756	1,247,420	1,135,916	894,056	792,594	596,022
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.27	$23.81	$20.47	$17.48	$14.81	$13.15	$9.25	$11.699	$14.968	$18.661
Value at end of period	$16.64	$13.27	$23.81	$20.47	$17.48	$14.81	$13.15	$9.25	$11.699	$14.968
Number of accumulation units outstanding at end of period	93,123	126,656	118,882	94,693	104,662	78,256	50,628	30,785	38,755	25,576
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.99	$18.06	$18.66	$16.08	$14.91	$12.15	$9.28	$11.76		
Value at end of period	$15.36	$11.99	$18.06	$18.66	$16.08	$14.91	$12.15	$9.28		
Number of accumulation units outstanding at end of period	181,624	176,258	174,003	191,901	316,485	164,023	46,716	10,687		
FUNDAMENTAL INVESTORS^SM										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.11	$10.10								
Value at end of period	$8.08	$6.11								
Number of accumulation units outstanding at end of period	141,752	57,982								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.24	$15.44	$16.03	$14.01	$13.10	$10.89	$8.10	$10.14		
Value at end of period	$15.12	$11.24	$15.44	$16.03	$14.01	$13.10	$10.89	$8.10		
Number of accumulation units outstanding at end of period	1,366,360	25,080	23,206	31,381	36,285	45,339	17,021	2,907		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.08	$19.82	$17.16	$13.40	$11.71	$9.85				
Value at end of period	$13.21	$11.08	$19.82	$17.16	$13.40	$11.71				
Number of accumulation units outstanding at end of period	95,243	98,359	81,469	37,386	22,019	3,998				
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.50	$21.74	$20.77	$19.05	$18.43	$16.98	$14.41	$16.203	$17.06	$17.303
Value at end of period	$18.33	$15.50	$21.74	$20.77	$19.05	$18.43	$16.98	$14.41	$16.203	$17.06
Number of accumulation units outstanding at end of period	983,558	803,014	996,955	1,129,840	1,506,113	1,211,756	1,098,090	1,340,814	1,663,297	1,637,556
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.38	$10.92	$10.12	$9.43						
Value at end of period	$8.50	$6.38	$10.92	$10.12						
Number of accumulation units outstanding at end of period	3,616	9,103	6,032	376						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.90	$18.71	$17.79	$15.57	$14.62	$11.52	$8.71	$10.05		
Value at end of period	$14.61	$10.90	$18.71	$17.79	$15.57	$14.62	$11.52	$8.71		
Number of accumulation units outstanding at end of period	1,172,882	167,687	120,294	116,579	133,425	36,450	22,344	4,915		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.33	$10.45	$10.69							
Value at end of period	$8.19	$6.33	$10.45							
Number of accumulation units outstanding at end of period	382,205	390,962	423,742							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.05	$5.10	$4.33	$4.07	$3.67	$3.75	$2.60	$4.464	$5.845	$9.996
Value at end of period	$4.61	$3.05	$5.10	$4.33	$4.07	$3.67	$3.75	$2.60	$4.464	$5.845
Number of accumulation units outstanding at end of period	357,250	295,268	352,220	356,502	510,662	376,426	262,849	189,154	126,835	67,524

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.90	$6.71								
Number of accumulation units outstanding at end of period	221,504	213,772								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.13	$10.06	$12.33	$10.05						
Value at end of period	$8.26	$6.13	$10.06	$12.33						
Number of accumulation units outstanding at end of period	182,569	131,923	59,647	32,919						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$6.73	$10.30	$10.09	$9.50						
Value at end of period	$8.33	$6.73	$10.30	$10.09						
Number of accumulation units outstanding at end of period	8,131	6,609	1,962	429						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$12.97	$21.53	$20.85	$18.47	$17.93	$16.67	$11.95	$11.63		
Value at end of period	$16.93	$12.97	$21.53	$20.85	$18.47	$17.93	$16.67	$11.95		
Number of accumulation units outstanding at end of period	22,577	22,012	19,407	14,516	18,596	9,257	10,461	51		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.66	$13.66	$12.69	$11.24	$10.20					
Value at end of period	$11.50	$9.66	$13.66	$12.69	$11.24					
Number of accumulation units outstanding at end of period	36,112	24,330	15,987	9,703	1,176					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.01	$14.93	$13.15	$11.86	$11.46					
Value at end of period	$12.44	$9.01	$14.93	$13.15	$11.86					
Number of accumulation units outstanding at end of period	99,301	73,161	35,304	33,126	9,192					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.91	$13.52	$9.69							
Value at end of period	$10.79	$7.91	$13.52							
Number of accumulation units outstanding at end of period	330,673	305,370	210,824							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$11.15	$18.03	$16.93	$14.95	$13.94	$12.97	$10.38	$13.953	$17.246	$19.535
Value at end of period	$14.39	$11.15	$18.03	$16.93	$14.95	$13.94	$12.97	$10.38	$13.953	$17.246
Number of accumulation units outstanding at end of period	2,711,135	2,990,615	3,430,110	3,838,456	4,802,154	4,937,394	4,448,547	4,722,482	5,556,404	4,996,223
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.75	$23.70	$22.75	$20.03	$19.17	$17.48	$13.98	$17.964	$20.975	$23.35
Value at end of period	$18.02	$14.75	$23.70	$22.75	$20.03	$19.17	$17.48	$13.98	$17.964	$20.975
Number of accumulation units outstanding at end of period	485,099	595,014	707,223	790,125	1,063,685	1,005,098	821,901	788,043	743,885	625,951
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.95	$24.15	$23.08	$21.27	$19.30	$16.70	$12.72	$14.588	$14.91	$12.54
Value at end of period	$19.52	$14.95	$24.15	$23.08	$21.27	$19.30	$16.70	$12.72	$14.588	$14.91
Number of accumulation units outstanding at end of period	1,883,764	424,192	461,298	509,523	754,152	577,038	340,101	240,603	145,443	52,574
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.13	$16.91	$18.18	$16.11	$15.10	$12.47	$9.24	$10.736	$10.574	$9.71
Value at end of period	$13.78	$11.13	$16.91	$18.18	$16.11	$15.10	$12.47	$9.24	$10.736	$10.574
Number of accumulation units outstanding at end of period	203,368	209,995	257,974	286,766	407,144	388,780	194,813	126,145	48,920	20,025

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$16.55	$18.23	$17.35	$16.81	$16.44	$15.81	$15.00	$13.961	$12.949	$11.911
Value at end of period	$18.31	$16.55	$18.23	$17.35	$16.81	$16.44	$15.81	$15.00	$13.961	$12.949
Number of accumulation units outstanding at end of period	4,166,774	775,032	793,568	777,013	1,025,425	1,033,279	897,843	921,078	904,310	661,112
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$5.93	$6.35								
Value at end of period	$7.52	$5.93								
Number of accumulation units outstanding at end of period	99,216	760								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.70	$18.84	$16.75	$13.05	$12.03	$10.33	$8.02	$10.24		
Value at end of period	$13.49	$10.70	$18.84	$16.75	$13.05	$12.03	$10.33	$8.02		
Number of accumulation units outstanding at end of period	3,313,871	79,091	89,633	84,487	118,557	68,875	42,155	14,728		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.77	$10.79								
Value at end of period	$7.81	$5.77								
Number of accumulation units outstanding at end of period	124,255	44,030								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.01	$24.85	$18.10	$13.44	$10.72					
Value at end of period	$20.42	$12.01	$24.85	$18.10	$13.44					
Number of accumulation units outstanding at end of period	65,793	59,973	71,156	55,276	15,291					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.87	$17.88	$17.62	$15.25	$14.18	$11.85	$9.19	$10.06		
Value at end of period	$14.79	$11.87	$17.88	$17.62	$15.25	$14.18	$11.85	$9.19		
Number of accumulation units outstanding at end of period	58,394	63,941	55,300	49,540	72,438	35,354	9,542	1,644		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.87	$12.77	$13.10	$11.33	$10.97					
Value at end of period	$11.20	$8.87	$12.77	$13.10	$11.33					
Number of accumulation units outstanding at end of period	12,595	10,255	9,661	6,724	33					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.81	$11.30	$11.59	$10.59	$9.59	$8.81	$6.43	$10.028	$13.523	$19.15
Value at end of period	$8.94	$6.81	$11.30	$11.59	$10.59	$9.59	$8.81	$6.43	$10.028	$13.523
Number of accumulation units outstanding at end of period	593,114	606,166	663,165	717,497	951,682	913,926	901,390	852,175	914,949	838,568
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$7.06	$11.20	$10.82	$9.98						
Value at end of period	$8.33	$7.06	$11.20	$10.82						
Number of accumulation units outstanding at end of period	418,088	490,972	536,059	135						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.58	$10.23								
Value at end of period	$8.44	$6.58								
Number of accumulation units outstanding at end of period	18,982	20,381								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.17	$18.32	$15.33	$12.46	$10.22					
Value at end of period	$12.52	$9.17	$18.32	$15.33	$12.46					
Number of accumulation units outstanding at end of period	45,894	42,129	29,751	18,763	5,782					

CFI 156

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$11.87	$15.41	$14.95	$13.47	$13.20	$11.98	$11.16			
Value at end of period	$13.87	$11.87	$15.41	$14.95	$13.47	$13.20	$11.98			
Number of accumulation units outstanding at end of period	79,127	98,518	64,577	74,084	84,097	24,848	3,103			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$11.57	$18.74	$14.84	$11.44	$10.37					
Value at end of period	$15.24	$11.57	$18.74	$14.84	$11.44					
Number of accumulation units outstanding at end of period	84,283	77,072	66,333	25,174	5,491					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.40	$15.20	$12.19	$11.41	$10.42	$9.43	$6.96	$8.76		
Value at end of period	$13.18	$9.40	$15.20	$12.19	$11.41	$10.42	$9.43	$6.96		
Number of accumulation units outstanding at end of period	40,540	36,423	24,144	21,491	19,257	14,597	9,976	1,079		
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.50	$14.25	$13.67	$13.14	$12.87	$12.84	$12.83	$12.737	$12.36	$11.717
Value at end of period	$14.43	$14.50	$14.25	$13.67	$13.14	$12.87	$12.84	$12.83	$12.737	$12.36
Number of accumulation units outstanding at end of period	2,663,562	931,952	745,229	502,169	526,675	556,902	627,302	644,548	515,677	371,039
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.55	$15.07	$13.68	$12.18	$10.13					
Value at end of period	$12.34	$8.55	$15.07	$13.68	$12.18					
Number of accumulation units outstanding at end of period	1,381,472	1,562,268	1,780,228	2,140,394	2,544,290					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.86	$11.77	$10.91	$10.15	$10.00					
Value at end of period	$11.89	$9.86	$11.77	$10.91	$10.15					
Number of accumulation units outstanding at end of period	452,814	487,485	466,212	428,035	557,770					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$14.78	$23.15	$22.66	$19.70	$18.56	$16.99	$13.76	$18.74	$20.911	$19.138
Value at end of period	$16.86	$14.78	$23.15	$22.66	$19.70	$18.56	$16.99	$13.76	$18.74	$20.911
Number of accumulation units outstanding at end of period	185,914	101,345	123,242	152,141	208,804	235,566	175,631	135,961	100,115	35,815
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$8.90	$11.58	$11.35	$10.51	$10.37					
Value at end of period	$13.18	$8.90	$11.58	$11.35	$10.51					
Number of accumulation units outstanding at end of period	54,266	29,565	30,917	32,047	2,449					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.85	$12.99	$11.97	$11.61	$11.47	$11.09	$10.74	$10.10		
Value at end of period	$14.35	$12.85	$12.99	$11.97	$11.61	$11.47	$11.09	$10.74		
Number of accumulation units outstanding at end of period	397,030	315,622	243,077	126,953	170,058	84,251	59,742	16,334		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.36	$9.17	$9.39							
Value at end of period	$7.10	$6.36	$9.17							
Number of accumulation units outstanding at end of period	568,780	626,385	452,257							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.34	$11.31	$10.82	$10.03						
Value at end of period	$9.06	$7.34	$11.31	$10.82						
Number of accumulation units outstanding at end of period	63,017	50,525	38,092	5,749						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$7.81	$11.16	$10.60	$10.33						
Value at end of period	$12.94	$7.81	$11.16	$10.60						
Number of accumulation units outstanding at end of period	37,649	19,694	10,869	152						
ING PIONEER MID CAP VALUE PORTFOLIO										
Value at beginning of period	$7.41	$11.14	$10.63	$9.93						
Value at end of period	$9.21	$7.41	$11.14	$10.63						
Number of accumulation units outstanding at end of period	260,547	244,139	246,931	984						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.71									
Value at end of period	$12.57									
Number of accumulation units outstanding at end of period	6,997									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.64	$10.18								
Value at end of period	$8.15	$6.64								
Number of accumulation units outstanding at end of period	22,724	3,064								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.86									
Number of accumulation units outstanding at end of period	2,500									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.41									
Value at end of period	$12.85									
Number of accumulation units outstanding at end of period	10,011									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.93	$10.14								
Value at end of period	$8.24	$5.93								
Number of accumulation units outstanding at end of period	41,149	8,430								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.97	$10.22								
Value at end of period	$8.74	$6.97								
Number of accumulation units outstanding at end of period	28,053	4,718								
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$6.44	$9.91	$9.08	$8.14	$7.52	$6.89	$5.01	$7.67		
Value at end of period	$8.37	$6.44	$9.91	$9.08	$8.14	$7.52	$6.89	$5.01		
Number of accumulation units outstanding at end of period	33,672	33,603	27,543	19,993	21,837	14,722	47,391	23,454		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.79	$30.41	$28.96	$25.01	$22.87	$20.16	$14.79	$19.434	$18.847	$17.81
Value at end of period	$26.29	$20.79	$30.41	$28.96	$25.01	$22.87	$20.16	$14.79	$19.434	$18.847
Number of accumulation units outstanding at end of period	167,456	179,454	184,068	199,461	273,644	270,368	230,420	196,561	131,465	86,790
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.85	$12.20	$11.76	$10.71	$10.44					
Value at end of period	$10.73	$8.85	$12.20	$11.76	$10.71					
Number of accumulation units outstanding at end of period	167,271	154,946	91,089	37,317	2,237					

CFI 158

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.31	$12.67	$12.21	$10.94	$10.32					
Value at end of period	$10.36	$8.31	$12.67	$12.21	$10.94					
Number of accumulation units outstanding at end of period	378,624	278,523	118,560	20,669	5,374					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.19	$13.11	$12.56	$11.10	$10.84					
Value at end of period	$10.42	$8.19	$13.11	$12.56	$11.10					
Number of accumulation units outstanding at end of period	395,959	293,654	165,297	8,501	164					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$8.07	$13.53	$12.90	$11.31	$10.97					
Value at end of period	$10.39	$8.07	$13.53	$12.90	$11.31					
Number of accumulation units outstanding at end of period	325,382	205,963	75,669	7,940	310					
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$7.66	$7.67								
Value at end of period	$9.13	$7.66								
Number of accumulation units outstanding at end of period	4,558	2,658								
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.93	$9.00								
Value at end of period	$8.54	$6.93								
Number of accumulation units outstanding at end of period	942	607								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.48	$11.47	$11.00	$10.33	$10.23					
Value at end of period	$11.02	$9.48	$11.47	$11.00	$10.33					
Number of accumulation units outstanding at end of period	21,320	22,488	44,500	140	59					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$14.12	$18.64	$17.77	$16.53	$16.06	$15.00	$13.31	$14.033	$14.497	$13.95
Value at end of period	$16.51	$14.12	$18.64	$17.77	$16.53	$16.06	$15.00	$13.31	$14.033	$14.497
Number of accumulation units outstanding at end of period	58,985	61,179	47,464	38,641	56,267	77,212	67,737	73,306	71,454	44,708
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$12.63	$19.92	$19.13	$17.04	$16.19	$14.57	$11.82	$13.823	$15.761	$16.002
Value at end of period	$15.69	$12.63	$19.92	$19.13	$17.04	$16.19	$14.57	$11.82	$13.823	$15.761
Number of accumulation units outstanding at end of period	140,891	137,569	110,242	115,492	216,238	235,562	186,384	153,004	146,446	120,341
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$13.13	$19.04	$18.21	$16.52	$15.91	$14.56	$12.29	$13.70	$14.857	$14.921
Value at end of period	$15.86	$13.13	$19.04	$18.21	$16.52	$15.91	$14.56	$12.29	$13.70	$14.857
Number of accumulation units outstanding at end of period	87,162	92,821	90,782	75,524	135,090	190,198	114,705	100,728	97,325	65,823
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.27	$12.90	$12.46	$10.96	$10.11					
Value at end of period	$12.25	$9.27	$12.90	$12.46	$10.96					
Number of accumulation units outstanding at end of period	676,518	600,671	309,824	146,112	30,645					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.63	$13.54	$12.04	$11.50	$9.94					
Value at end of period	$11.45	$7.63	$13.54	$12.04	$11.50					
Number of accumulation units outstanding at end of period	906,219	985,769	1,097,828	1,236,769	1,516,714					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.70	$18.35	$17.96	$15.21	$14.76	$12.96	$11.44			
Value at end of period	$14.50	$11.70	$18.35	$17.96	$15.21	$14.76	$12.96			
Number of accumulation units outstanding at end of period	4,520,640	59,740	56,015	53,267	81,482	49,271	5,121			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.38	$25.10	$23.04	$20.50	$19.48	$17.85	$13.75	$18.082	$20.313	$20.493
Value at end of period	$20.39	$14.38	$25.10	$23.04	$20.50	$19.48	$17.85	$13.75	$18.082	$20.313
Number of accumulation units outstanding at end of period	854,178	321,691	336,596	339,737	529,677	452,366	318,275	265,634	204,548	158,447
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.30	$10.20								
Value at end of period	$8.26	$6.30								
Number of accumulation units outstanding at end of period	523,033	549,115								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$6.73	$11.26	$11.09	$9.52						
Value at end of period	$8.83	$6.73	$11.26	$11.09						
Number of accumulation units outstanding at end of period	46,004	36,305	26,158	9,080						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$11.79	$19.73	$18.56	$16.02	$15.91	$14.21	$11.19	$16.161	$21.662	$23.171
Value at end of period	$16.92	$11.79	$19.73	$18.56	$16.02	$15.91	$14.21	$11.19	$16.161	$21.662
Number of accumulation units outstanding at end of period	226,153	242,543	247,703	281,687	386,834	409,678	376,546	432,857	452,342	432,871
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$10.21	$9.71								
Value at end of period	$10.72	$10.21								
Number of accumulation units outstanding at end of period	6,588	1,177								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.55	$12.63	$12.59	$11.09	$10.23	$8.99	$7.25	$9.741	$12.418	$13.112
Value at end of period	$9.86	$7.55	$12.63	$12.59	$11.09	$10.23	$8.99	$7.25	$9.741	$12.418
Number of accumulation units outstanding at end of period	405,970	418,816	445,664	491,809	650,791	603,217	586,105	618,399	665,571	630,101
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.92	$14.16	$14.61	$12.72	$12.40	$10.71	$8.33	$9.53		
Value at end of period	$11.36	$8.92	$14.16	$14.61	$12.72	$12.40	$10.71	$8.33		
Number of accumulation units outstanding at end of period	143,053	146,396	177,164	210,807	231,845	71,279	35,510	6,374		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.69	$12.76	$12.42	$11.12	$10.17					
Value at end of period	$11.37	$9.69	$12.76	$12.42	$11.12					
Number of accumulation units outstanding at end of period	683,722	759,860	910,278	1,084,762	1,225,357					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.71	$12.95	$12.73	$11.07	$10.36					
Value at end of period	$10.70	$8.71	$12.95	$12.73	$11.07					
Number of accumulation units outstanding at end of period	55,430	41,382	28,159	18,828	11,183					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.71	$10.06	$10.54	$10.02						
Value at end of period	$8.65	$6.71	$10.06	$10.54						
Number of accumulation units outstanding at end of period	2,442	1,067	30	565						

CFI 160

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$22.513	$21.825	$20.621	$19.13	$21.63	$23.28	$24.92	$27.35	$29.98	$25.02
Value at end of period	$21.825	$20.621	$19.13	$21.63	$23.28	$24.92	$27.35	$29.98	$25.02	$31.23
Number of accumulation units outstanding at end of period	157,519	238,039	311,169	401,444	493,645	54	9	13	18	20
JANUS ASPEN ENTERPRISE PORTFOLIO										
Value at beginning of period	$31.629	$21.383	$12.837	$9.17	$12.29	$14.71	$16.38	$18.46	$22.33	$12.46
Value at end of period	$21.383	$12.837	$9.17	$12.29	$14.71	$16.38	$18.46	$22.33	$12.46	$17.89
Number of accumulation units outstanding at end of period	758,937	1,011,775	1,029,117	1,069,290	1,163,047	913	802	809	523	527
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$13.175	$13.881	$14.828	$16.24	$17.14	$17.66	$17.87	$18.46	$19.59	$20.60
Value at end of period	$13.881	$14.828	$16.24	$17.14	$17.66	$17.87	$18.46	$19.59	$20.60	$23.12
Number of accumulation units outstanding at end of period	53,425	105,379	180,492	220,008	196,825	5	5	78	21	21
JANUS ASPEN JANUS PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period										$12.37
Value at end of period										$16.37
Number of accumulation units outstanding at end of period										32
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$28.723	$24.018	$18.471	$13.64	$16.77	$17.43	$18.29	$21.44	$23.30	$12.79
Value at end of period	$24.018	$18.471	$13.64	$16.77	$17.43	$18.29	$21.44	$23.30	$12.79	$17.46
Number of accumulation units outstanding at end of period	836,805	972,147	907,955	880,706	873,972	343	349	352	95	97
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.59	$8.76	$5.34
Value at end of period								$8.76	$5.34	$7.32
Number of accumulation units outstanding at end of period								6	134	17,347
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$10.26	$7.17
Value at end of period									$7.17	$9.14
Number of accumulation units outstanding at end of period									3,415	6,653
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2002)										
Value at beginning of period			$10.07	$8.37	$10.35	$12.74	$13.67	$15.21	$15.17	$9.12
Value at end of period			$8.37	$10.35	$12.74	$13.67	$15.21	$15.17	$9.12	$11.45
Number of accumulation units outstanding at end of period			36,916	106,857	158,816	342,326	232,217	249,295	248,848	1,405,638
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.25	$10.72	$11.41	$6.91
Value at end of period							$10.72	$11.41	$6.91	$8.93
Number of accumulation units outstanding at end of period							661	5,253	9,811	11,605
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.99	$11.35	$12.52	$14.88	$17.10	$10.54
Value at end of period					$11.35	$12.52	$14.88	$17.10	$10.54	$14.36
Number of accumulation units outstanding at end of period					49,472	126,629	65,794	104,832	139,487	149,704
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$21.94	$29.30	$41.03	$50.94	$67.60	$34.84
Value at end of period					$29.30	$41.03	$50.94	$67.60	$34.84	$62.77
Number of accumulation units outstanding at end of period					16,831	103,665	103,607	106,360	111,277	143,670

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$15.35
Value at end of period										$21.27
Number of accumulation units outstanding at end of period										538
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.85	$11.76	$13.40	$13.13	$8.09
Value at end of period						$11.76	$13.40	$13.13	$8.09	$11.01
Number of accumulation units outstanding at end of period						1,704	15,401	45,506	56,609	46,806
OPPENHEIMER STRATEGIC FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$14.44
Value at end of period										$17.01
Number of accumulation units outstanding at end of period										227
PAX WORLD BALANCED FUND										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$8.22	$8.22	$9.56	$10.75	$11.23	$12.33	$13.38	$9.19
Value at end of period			$8.22	$9.56	$10.75	$11.23	$12.33	$13.38	$9.19	$11.06
Number of accumulation units outstanding at end of period			7,092	22,809	23,476	136,795	121,694	126,835	162,971	142,011
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.27	$10.81	$10.94	$10.94	$11.99	$11.05
Value at end of period					$10.81	$10.94	$10.94	$11.99	$11.05	$12.97
Number of accumulation units outstanding at end of period					16,991	73,154	84,571	100,830	239,600	288,706
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.06	$12.76	$5.29
Value at end of period								$12.76	$5.29	$9.16
Number of accumulation units outstanding at end of period								79,218	106,502	163,138
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.85	$10.68	$10.79	$11.61	$12.18	$7.80
Value at end of period					$10.68	$10.79	$11.61	$12.18	$7.80	$12.41
Number of accumulation units outstanding at end of period					21,060	38,116	26,196	41,569	55,749	43,503
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$10.28	$6.19
Value at end of period									$6.19	$7.81
Number of accumulation units outstanding at end of period									16,827	37,926
SMALLCAP WORLD FUND®										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.96	$5.46
Value at end of period									$5.46	$8.32
Number of accumulation units outstanding at end of period									2,311	3,193
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.94	$11.64	$11.19	$12.58	$13.83	$14.57
Value at end of period					$11.64	$11.19	$12.58	$13.83	$14.57	$17.18
Number of accumulation units outstanding at end of period					7,770	47,660	67,124	129,693	251,583	292,953

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
THE BOND FUND OF AMERICA^SM										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.72	$9.96								
Value at end of period	$9.93	$8.72								
Number of accumulation units outstanding at end of period	53,288	24,007								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.97	$14.85	$13.51	$12.28	$10.85	$9.65				
Value at end of period	$11.97	$8.97	$14.85	$13.51	$12.28	$10.85				
Number of accumulation units outstanding at end of period	758,979	688,355	496,556	426,366	450,471	128,793				
WANGER INTERNATIONAL										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$5.67	$10.51	$10.39							
Value at end of period	$8.42	$5.67	$10.51							
Number of accumulation units outstanding at end of period	111,338	62,225	29,170							
WANGER SELECT										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.15	$16.13	$14.87	$12.53	$11.44	$9.97				
Value at end of period	$13.43	$8.15	$16.13	$14.87	$12.53	$11.44				
Number of accumulation units outstanding at end of period	294,722	228,012	154,764	54,744	44,021	13,495				
WANGER USA										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.56	$14.31	$13.69	$12.80	$11.60	$10.18				
Value at end of period	$12.07	$8.56	$14.31	$13.69	$12.80	$11.60				
Number of accumulation units outstanding at end of period	145,350	115,162	95,012	52,587	76,525	12,356				
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.89	$13.41	$13.01	$11.13	$10.84	$9.98				
Value at end of period	$10.49	$8.89	$13.41	$13.01	$11.13	$10.84				
Number of accumulation units outstanding at end of period	325,085	342,968	293,251	234,784	250,556	88,143				

TABLE 19

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.15									
Value at end of period	$12.29									
Number of accumulation units outstanding at end of period	2									
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$6.76	$11.87	$10.69	$10.15	$9.41	$8.91	$6.94	$9.255	$12.173	$14.065
Value at end of period	$8.12	$6.76	$11.87	$10.69	$10.15	$9.41	$8.91	$6.94	$9.255	$12.173
Number of accumulation units outstanding at end of period	8,019	7,630	8,726	10,980	8,376	3,821	3,991	4,262	4,934	2,279

CFI 163

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during April 2000)										
Value at beginning of period	$12.256	$9.945	$7.605	$6.36	$7.85	$8.47	$8.84	$10.23	$10.96	$7.59
Value at end of period	$9.945	$7.605	$6.36	$7.85	$8.47	$8.84	$10.23	$10.96	$7.59	$9.65
Number of accumulation units outstanding at end of period	6,406	8,876	3,976	1,758	2,255	2,882	10,710	10,643	9,414	11,527
ALGER GREEN FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.52
Value at end of period										$12.98
Number of accumulation units outstanding at end of period										244
AMANA GROWTH FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period										$8.24
Value at end of period										$9.63
Number of accumulation units outstanding at end of period										3,101
AMANA INCOME FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$8.16
Value at end of period										$9.91
Number of accumulation units outstanding at end of period										3,649
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$10.25
Value at end of period										$10.72
Number of accumulation units outstanding at end of period										4,263
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.46	$5.76
Value at end of period									$5.76	$7.99
Number of accumulation units outstanding at end of period									366	834
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during November 2009)										
Value at beginning of period										$11.89
Value at end of period										$12.63
Number of accumulation units outstanding at end of period										22
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.414	$11.918	$10.991	$9.57	$11.32	$12.14	$12.71	$13.70	$13.95	$9.50
Value at end of period	$11.918	$10.991	$9.57	$11.32	$12.14	$12.71	$13.70	$13.95	$9.50	$11.79
Number of accumulation units outstanding at end of period	4,895	2,331	6,989	9,574	9,191	9,860	15,580	9,762	9,421	8,762
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.48	$6.09
Value at end of period									$6.09	$7.99
Number of accumulation units outstanding at end of period									173	276
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.98	$11.48	$13.77	$16.63	$19.59	$11.54
Value at end of period					$11.48	$13.77	$16.63	$19.59	$11.54	$15.91
Number of accumulation units outstanding at end of period					754	7,764	17,567	27,275	48,358	62,563
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$16.88	$18.47	$20.22	$24.33	$22.16	$14.99
Value at end of period					$18.47	$20.22	$24.33	$22.16	$14.99	$19.29
Number of accumulation units outstanding at end of period					491	4,837	3,869	29,322	36,986	44,484

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$15.138	$14.009	$12.183	$10.94	$13.93	$15.95	$18.48	$20.46	$23.85	$13.58
Value at end of period	$14.009	$12.183	$10.94	$13.93	$15.95	$18.48	$20.46	$23.85	$13.58	$18.27
Number of accumulation units outstanding at end of period	32,744	17,291	42,179	76,721	102,099	161,935	216,615	209,353	217,736	219,597
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$11.245	$12.083	$11.381	$9.37	$12.10	$13.37	$14.03	$16.71	$16.82	$9.56
Value at end of period	$12.083	$11.381	$9.37	$12.10	$13.37	$14.03	$16.71	$16.82	$9.56	$12.33
Number of accumulation units outstanding at end of period	11,254	11,264	29,308	43,566	55,599	62,913	71,702	52,643	57,482	56,842
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$17.677	$15.596	$12.727	$8.82	$11.61	$11.89	$12.47	$13.20	$16.61	$8.70
Value at end of period	$15.596	$12.727	$8.82	$11.61	$11.89	$12.47	$13.20	$16.61	$8.70	$11.06
Number of accumulation units outstanding at end of period	42,684	60,877	61,739	81,136	88,224	89,122	97,269	65,734	71,974	64,537
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$14.905	$11.949	$9.335	$7.37	$10.48	$11.80	$13.92	$16.29	$18.94	$10.55
Value at end of period	$11.949	$9.335	$7.37	$10.48	$11.80	$13.92	$16.29	$18.94	$10.55	$13.23
Number of accumulation units outstanding at end of period	4,436	5,301	5,004	9,973	6,522	9,833	16,029	11,860	11,257	7,627
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during March 2002)										
Value at beginning of period			$11.22	$9.27	$12.14	$14.89	$16.05	$18.60	$18.00	$11.95
Value at end of period			$9.27	$12.14	$14.89	$16.05	$18.60	$18.00	$11.95	$15.29
Number of accumulation units outstanding at end of period			1,120	1,975	4,281	11,194	10,085	15,469	17,373	19,174
FUNDAMENTAL INVESTORS^{SM}										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.19	$6.11
Value at end of period									$6.11	$8.08
Number of accumulation units outstanding at end of period									8,431	28,551
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period				$8.18	$10.88	$13.08	$13.98	$16.00	$15.39	$11.20
Value at end of period				$10.88	$13.08	$13.98	$16.00	$15.39	$11.20	$15.06
Number of accumulation units outstanding at end of period				2,243	2,817	2,625	1,721	1,031	1,458	1,619
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$11.48	$13.39	$17.14	$19.78	$11.05
Value at end of period						$13.39	$17.14	$19.78	$11.05	$13.17
Number of accumulation units outstanding at end of period						1,660	2,669	6,593	13,866	16,332
ING BALANCED PORTFOLIO										
Value at beginning of period	$12.561	$12.379	$11.751	$10.45	$12.31	$13.34	$13.79	$15.03	$15.72	$11.20
Value at end of period	$12.379	$11.751	$10.45	$12.31	$13.34	$13.79	$15.03	$15.72	$11.20	$13.24
Number of accumulation units outstanding at end of period	21,070	18,354	24,613	32,732	30,371	31,122	177,825	201,892	183,469	178,075
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$9.50	$10.11	$10.92	$6.38
Value at end of period							$10.11	$10.92	$6.38	$8.49
Number of accumulation units outstanding at end of period							24	159	339	761
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.05	$8.71	$11.51	$14.60	$15.54	$17.75	$18.66	$10.86
Value at end of period			$8.71	$11.51	$14.60	$15.54	$17.75	$18.66	$10.86	$14.56
Number of accumulation units outstanding at end of period			11	477	3,586	8,895	15,082	29,714	26,245	26,624

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.32	$10.45	$10.69							
Value at end of period	$8.18	$6.32	$10.45							
Number of accumulation units outstanding at end of period	32,319	36,239	33,271							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2000)										
Value at beginning of period	$3.03	$5.08	$4.31	$4.06	$3.66	$3.74	$2.60	$4.46	$5.842	$9.925
Value at end of period	$4.59	$3.03	$5.08	$4.31	$4.06	$3.66	$3.74	$2.60	$4.46	$5.842
Number of accumulation units outstanding at end of period	17,761	16,227	13,492	28,217	17,440	20,733	17,133	6,165	15,740	8,843
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.89	$6.71								
Number of accumulation units outstanding at end of period	16,447	25,364								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.12	$10.05	$12.33	$10.34						
Value at end of period	$8.25	$6.12	$10.05	$12.33						
Number of accumulation units outstanding at end of period	9,315	9,896	7,157	1,950						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$6.73	$10.30	$10.31							
Value at end of period	$8.31	$6.73	$10.30							
Number of accumulation units outstanding at end of period	3,127	2,466	321							
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$12.93	$21.46	$20.79	$18.43	$17.90	$16.65	$13.04			
Value at end of period	$16.86	$12.93	$21.46	$20.79	$18.43	$17.90	$16.65			
Number of accumulation units outstanding at end of period	2,292	3,217	2,081	1,335	1,118	411	1,605			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$9.64	$13.64	$12.68	$11.23	$10.23					
Value at end of period	$11.47	$9.64	$13.64	$12.68	$11.23					
Number of accumulation units outstanding at end of period	3,207	4,094	2,773	2,611	785					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.99	$14.91	$13.14	$11.85	$10.27					
Value at end of period	$12.41	$8.99	$14.91	$13.14	$11.85					
Number of accumulation units outstanding at end of period	4,459	4,810	4,969	1,196	643					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.90	$13.51	$9.69							
Value at end of period	$10.77	$7.90	$13.51							
Number of accumulation units outstanding at end of period	36,081	63,283	43,060							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$7.14	$11.55	$10.86	$9.59	$8.95	$8.33	$6.67	$8.971	$11.094	$12.572
Value at end of period	$9.22	$7.14	$11.55	$10.86	$9.59	$8.95	$8.33	$6.67	$8.971	$11.094
Number of accumulation units outstanding at end of period	266,125	279,405	280,190	338,058	169,584	198,181	208,104	171,718	90,960	131,645
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$9.46	$15.20	$14.60	$12.86	$12.31	$11.23	$8.99	$11.556	$13.50	$15.036
Value at end of period	$11.55	$9.46	$15.20	$14.60	$12.86	$12.31	$11.23	$8.99	$11.556	$13.50
Number of accumulation units outstanding at end of period	113,038	116,681	146,945	135,541	94,961	67,929	64,085	46,181	39,494	35,744

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.529	$14.89	$14.561	$12.69	$16.65	$19.24	$21.19	$22.98	$24.03	$14.87
Value at end of period	$14.89	$14.561	$12.69	$16.65	$19.24	$21.19	$22.98	$24.03	$14.87	$19.41
Number of accumulation units outstanding at end of period	3,893	6,947	11,144	16,411	24,390	50,441	67,609	75,946	57,438	52,695
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.702	$10.559	$10.716	$9.22	$12.44	$15.05	$16.05	$18.10	$16.82	$11.07
Value at end of period	$10.559	$10.716	$9.22	$12.44	$15.05	$16.05	$18.10	$16.82	$11.07	$13.70
Number of accumulation units outstanding at end of period	1,100	1,350	4,527	7,682	14,248	39,820	54,260	69,764	56,988	50,732
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$10.481	$11.388	$12.273	$13.18	$13.88	$14.43	$14.75	$15.21	$15.98	$14.49
Value at end of period	$11.388	$12.273	$13.18	$13.88	$14.43	$14.75	$15.21	$15.98	$14.49	$16.03
Number of accumulation units outstanding at end of period	3,653	8,760	12,079	29,605	35,058	48,294	86,965	100,361	82,848	74,366
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.95	$5.93
Value at end of period									$5.93	$7.52
Number of accumulation units outstanding at end of period									1,528	13,889
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period			$9.88	$8.02	$10.32	$12.01	$13.03	$16.71	$18.78	$10.66
Value at end of period			$8.02	$10.32	$12.01	$13.03	$16.71	$18.78	$10.66	$13.43
Number of accumulation units outstanding at end of period			871	1,724	1,708	4,867	9,475	14,520	14,504	12,679
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$10.53	$5.77
Value at end of period									$5.77	$7.80
Number of accumulation units outstanding at end of period									3,562	4,202
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.48	$13.44	$18.08	$24.82	$11.99
Value at end of period						$13.44	$18.08	$24.82	$11.99	$20.38
Number of accumulation units outstanding at end of period						829	7,003	12,372	14,870	13,325
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period			$9.16	$9.19	$11.84	$14.16	$15.22	$17.58	$17.83	$11.83
Value at end of period			$9.19	$11.84	$14.16	$15.22	$17.58	$17.83	$11.83	$14.73
Number of accumulation units outstanding at end of period			6	706	1,651	7,380	11,185	16,638	17,365	16,714
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.13	$11.32	$13.09	$12.75	$8.85
Value at end of period						$11.32	$13.09	$12.75	$8.85	$11.17
Number of accumulation units outstanding at end of period						2,291	334	595	1,331	597
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$17.139	$12.097	$8.966	$5.75	$7.87	$8.56	$9.45	$10.33	$10.08	$6.07
Value at end of period	$12.097	$8.966	$5.75	$7.87	$8.56	$9.45	$10.33	$10.08	$6.07	$7.96
Number of accumulation units outstanding at end of period	29,261	17,147	36,616	56,062	56,375	51,317	44,645	27,555	35,481	33,623
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.59	$10.82	$11.19	$7.05
Value at end of period							$10.82	$11.19	$7.05	$8.32
Number of accumulation units outstanding at end of period							9	43,738	30,343	25,766

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.58	$10.23								
Value at end of period	$8.43	$6.58								
Number of accumulation units outstanding at end of period	1,608	1,616								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.16	$18.30	$15.31	$12.46	$11.03					
Value at end of period	$12.49	$9.16	$18.30	$15.31	$12.46					
Number of accumulation units outstanding at end of period	5,312	4,854	794	448	239					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.85	$15.40	$14.94	$13.47	$13.20	$12.25				
Value at end of period	$13.84	$11.85	$15.40	$14.94	$13.47	$13.20				
Number of accumulation units outstanding at end of period	9,012	12,637	12,411	15,601	9,016	1,007				
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.55	$18.71	$14.83	$11.44	$11.33					
Value at end of period	$15.21	$11.55	$18.71	$14.83	$11.44					
Number of accumulation units outstanding at end of period	13,327	15,208	11,188	3,432	9					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$9.37	$15.15	$12.16	$11.38	$10.41	$9.41	$7.20			
Value at end of period	$13.13	$9.37	$15.15	$12.16	$11.38	$10.41	$9.41			
Number of accumulation units outstanding at end of period	15,536	10,458	2,968	2,667	1,310	794	338			
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.32	$13.09	$12.56	$12.09	$11.84	$11.82	$11.82	$11.74	$11.398	$10.811
Value at end of period	$13.25	$13.32	$13.09	$12.56	$12.09	$11.84	$11.82	$11.82	$11.74	$11.398
Number of accumulation units outstanding at end of period	148,503	201,556	140,725	85,411	35,204	26,478	45,067	13,540	14,165	21,482
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.89	$15.03	$14.23	$12.17	$10.43					
Value at end of period	$12.29	$8.89	$15.03	$14.23	$12.17					
Number of accumulation units outstanding at end of period	154,655	151,270	171,121	176,432	159,941					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.84	$11.75	$10.90	$10.14	$9.99					
Value at end of period	$11.86	$9.84	$11.75	$10.90	$10.14					
Number of accumulation units outstanding at end of period	67,604	73,247	74,382	62,147	38,834					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$10.44	$16.36	$16.03	$13.94	$13.14	$12.04	$9.75	$13.287	$14.834	$13.583
Value at end of period	$11.91	$10.44	$16.36	$16.03	$13.94	$13.14	$12.04	$9.75	$13.287	$14.834
Number of accumulation units outstanding at end of period	37,895	26,799	26,539	28,568	28,001	21,027	21,323	18,033	11,962	7,999
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.88	$11.57	$11.34	$10.51	$10.42					
Value at end of period	$13.15	$8.88	$11.57	$11.34	$10.51					
Number of accumulation units outstanding at end of period	3,247	4,417	2,866	1,758	758					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.81	$12.95	$11.94	$11.59	$11.45	$11.08	$10.74	$10.16		
Value at end of period	$14.29	$12.81	$12.95	$11.94	$11.59	$11.45	$11.08	$10.74		
Number of accumulation units outstanding at end of period	42,175	35,264	22,931	42,708	40,010	28,671	20,126	423		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.38	$9.17	$6.35
Value at end of period								$9.17	$6.35	$7.09
Number of accumulation units outstanding at end of period								77,332	100,144	126,610
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$10.02	$10.82	$11.30	$7.33
Value at end of period							$10.82	$11.30	$7.33	$9.04
Number of accumulation units outstanding at end of period							861	4,466	5,149	3,976
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.17	$10.60	$11.15	$7.80
Value at end of period							$10.60	$11.15	$7.80	$12.92
Number of accumulation units outstanding at end of period							29	749	2,474	824
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.67	$10.62	$11.13	$7.40
Value at end of period							$10.62	$11.13	$7.40	$9.20
Number of accumulation units outstanding at end of period							40	29,503	40,053	39,088
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.71
Value at end of period										$12.56
Number of accumulation units outstanding at end of period										1,197
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.95	$6.64
Value at end of period									$6.64	$8.14
Number of accumulation units outstanding at end of period									3,219	8,501
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.06
Value at end of period										$11.85
Number of accumulation units outstanding at end of period										259
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.41
Value at end of period										$12.85
Number of accumulation units outstanding at end of period										1,732
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period										$5.81
Value at end of period										$8.74
Number of accumulation units outstanding at end of period										2,015
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period			$7.80	$5.01	$6.88	$7.51	$8.12	$9.06	$9.88	$6.42
Value at end of period			$5.01	$6.88	$7.51	$8.12	$9.06	$9.88	$6.42	$8.33
Number of accumulation units outstanding at end of period			177	795	310	883	1,065	1,553	4,579	5,325
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$12.336	$13.048	$13.447	$10.23	$13.94	$15.80	$17.27	$19.99	$20.98	$14.33
Value at end of period	$13.048	$13.447	$10.23	$13.94	$15.80	$17.27	$19.99	$20.98	$14.33	$18.12
Number of accumulation units outstanding at end of period	13,291	22,619	23,170	26,389	21,355	24,615	27,545	22,423	19,452	20,351

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.57	$10.70	$11.75	$12.18	$8.83
Value at end of period						$10.70	$11.75	$12.18	$8.83	$10.71
Number of accumulation units outstanding at end of period						425	56,247	21,984	35,051	36,672
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.71	$10.93	$12.20	$12.65	$8.29
Value at end of period						$10.93	$12.20	$12.65	$8.29	$10.34
Number of accumulation units outstanding at end of period						61	41,051	28,205	50,385	55,673
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period						$11.08	$11.09	$12.55	$13.09	$8.17
Value at end of period						$11.09	$12.55	$13.09	$8.17	$10.40
Number of accumulation units outstanding at end of period						2	17,858	29,796	76,062	77,040
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.91	$11.30	$12.89	$13.51	$8.05
Value at end of period						$11.30	$12.89	$13.51	$8.05	$10.36
Number of accumulation units outstanding at end of period						9	9,507	8,193	21,630	25,893
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.24	$6.93
Value at end of period									$6.93	$8.54
Number of accumulation units outstanding at end of period									157	778
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$10.38	$10.99	$11.46	$9.46
Value at end of period							$10.99	$11.46	$9.46	$10.99
Number of accumulation units outstanding at end of period							8,586	5,658	713	2,104
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$10.986	$11.412	$11.04	$10.47	$11.79	$12.62	$12.98	$13.94	$14.62	$11.07
Value at end of period	$11.412	$11.04	$10.47	$11.79	$12.62	$12.98	$13.94	$14.62	$11.07	$12.94
Number of accumulation units outstanding at end of period	1,924	3,430	2,987	2,464	1,173	856	3,859	5,817	7,714	7,254
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$11.279	$11.104	$9.734	$8.32	$10.25	$11.38	$11.98	$13.44	$13.99	$8.86
Value at end of period	$11.104	$9.734	$8.32	$10.25	$11.38	$11.98	$13.44	$13.99	$8.86	$11.00
Number of accumulation units outstanding at end of period	22,446	2,015	2,511	3,045	1,087	2,399	24,535	21,401	26,263	23,921
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$11.115	$11.061	$10.195	$9.14	$10.82	$11.82	$12.27	$13.52	$14.13	$9.73
Value at end of period	$11.061	$10.195	$9.14	$10.82	$11.82	$12.27	$13.52	$14.13	$9.73	$11.75
Number of accumulation units outstanding at end of period	6,135	2,380	1,352	525	878	2,383	11,345	23,631	19,694	18,737
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.66	$10.96	$12.45	$12.88	$9.25
Value at end of period						$10.96	$12.45	$12.88	$9.25	$12.22
Number of accumulation units outstanding at end of period						1,515	29,611	64,222	101,481	107,774
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.25	$11.48	$12.42	$13.95	$7.86
Value at end of period						$11.48	$12.42	$13.95	$7.86	$11.41
Number of accumulation units outstanding at end of period						68,185	97,619	74,484	78,804	73,974

{Condensed Financial Information (continued)}

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$11.68	$18.33	$17.95	$15.21	$14.77	$13.28				
Value at end of period	$14.47	$11.68	$18.33	$17.95	$15.21	$14.77				
Number of accumulation units outstanding at end of period	12,594	17,037	15,623	7,735	4,885	734				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$9.99	$17.44	$16.01	$14.26	$13.55	$12.43	$9.58	$12.601	$14.163	$14.296
Value at end of period	$14.15	$9.99	$17.44	$16.01	$14.26	$13.55	$12.43	$9.58	$12.601	$14.163
Number of accumulation units outstanding at end of period	21,841	22,562	18,688	26,958	33,026	35,900	30,896	24,357	13,888	8,707
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.30	$10.20								
Value at end of period	$8.25	$6.30								
Number of accumulation units outstanding at end of period	33,496	31,936								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.72	$11.25	$11.08	$9.40						
Value at end of period	$8.82	$6.72	$11.25	$11.08						
Number of accumulation units outstanding at end of period	889	1,984	491	168						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$8.70	$14.57	$13.71	$11.84	$11.77	$10.52	$8.29	$11.973	$16.057	$17.184
Value at end of period	$12.48	$8.70	$14.57	$13.71	$11.84	$11.77	$10.52	$8.29	$11.973	$16.057
Number of accumulation units outstanding at end of period	15,709	15,425	10,884	18,924	20,336	18,051	18,219	13,889	7,724	14,267
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$10.21	$10.22								
Value at end of period	$10.71	$10.21								
Number of accumulation units outstanding at end of period	5,986	594								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$8.01	$13.42	$13.38	$11.79	$10.88	$9.57	$7.72	$10.378	$13.236	$13.982
Value at end of period	$10.46	$8.01	$13.42	$13.38	$11.79	$10.88	$9.57	$7.72	$10.378	$13.236
Number of accumulation units outstanding at end of period	19,450	18,341	12,525	22,157	18,013	19,509	17,592	14,360	7,346	11,609
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$8.89	$14.12	$14.58	$12.69	$12.38	$10.70	$8.33	$8.35		
Value at end of period	$11.32	$8.89	$14.12	$14.58	$12.69	$12.38	$10.70	$8.33		
Number of accumulation units outstanding at end of period	51,500	48,408	50,042	35,210	25,253	9,595	1,487	16		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.66	$12.72	$12.40	$11.10	$10.34					
Value at end of period	$11.75	$9.66	$12.72	$12.40	$11.10					
Number of accumulation units outstanding at end of period	51,757	54,955	49,867	65,226	58,428					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.69	$12.94	$12.72	$11.07	$10.84					
Value at end of period	$10.67	$8.69	$12.94	$12.72	$11.07					
Number of accumulation units outstanding at end of period	7,071	8,324	4,845	3,214	393					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$6.70	$10.06	$10.79							
Value at end of period	$8.64	$6.70	$10.06							
Number of accumulation units outstanding at end of period	813	1,948	66							

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
JANUS ASPEN BALANCED PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$17.43	$19.00	$20.81	$17.36
Value at end of period							$19.00	$20.81	$17.36	$21.65
Number of accumulation units outstanding at end of period							749	676	675	676
JANUS ASPEN ENTERPRISE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$14.53	$16.67	$20.15	$11.24
Value at end of period							$16.67	$20.15	$11.24	$16.13
Number of accumulation units outstanding at end of period							423	318	317	317
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$15.04	$15.87	$16.67
Value at end of period								$15.87	$16.67	$18.71
Number of accumulation units outstanding at end of period								49	98	141
JANUS ASPEN JANUS PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period										$8.60
Value at end of period										$11.62
Number of accumulation units outstanding at end of period										394
JANUS ASPEN WORLDWIDE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$11.87	$14.24	$15.47	$8.48
Value at end of period							$14.24	$15.47	$8.48	$11.58
Number of accumulation units outstanding at end of period							566	640	640	640
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.28	$8.76	$5.33
Value at end of period								$8.76	$5.33	$7.31
Number of accumulation units outstanding at end of period								9	671	0
LKCM AQUINAS GROWTH FUND										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.01	$10.87		
Value at end of period							$10.87	$12.15		
Number of accumulation units outstanding at end of period							16,844	0		
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.42	$7.17
Value at end of period									$7.17	$9.13
Number of accumulation units outstanding at end of period									289	439
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period			$9.69	$8.36	$10.34	$12.71	$13.64	$15.17	$15.12	$9.09
Value at end of period			$8.36	$10.34	$12.71	$13.64	$15.17	$15.12	$9.09	$11.40
Number of accumulation units outstanding at end of period			3,359	4,787	8,606	24,908	31,190	34,649	39,703	42,976
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.20	$10.72	$11.40	$6.90
Value at end of period							$10.72	$11.40	$6.90	$8.92
Number of accumulation units outstanding at end of period							13	366	3,155	4,614

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$10.51	$17.07	$14.86	$12.51	$11.35	$9.70				
Value at end of period	$14.32	$10.51	$17.07	$14.86	$12.51	$11.35				
Number of accumulation units outstanding at end of period	11,815	11,733	7,183	6,167	3,375	1,714				
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$34.69	$67.35	$50.77	$40.92	$29.24	$21.85				
Value at end of period	$62.48	$34.69	$67.35	$50.77	$40.92	$29.24				
Number of accumulation units outstanding at end of period	24,570	25,538	28,850	13,280	7,451	2,295				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.08	$13.11	$13.39	$11.75	$11.23					
Value at end of period	$10.98	$8.08	$13.11	$13.39	$11.75					
Number of accumulation units outstanding at end of period	4,593	3,898	3,567	1,228	90					
PAX WORLD BALANCED FUND										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$9.15	$13.33	$12.29	$11.20	$10.54					
Value at end of period	$11.01	$9.15	$13.33	$12.29	$11.20					
Number of accumulation units outstanding at end of period	28,380	23,113	13,490	5,840	957					
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.03	$11.97	$10.93	$10.93	$10.81					
Value at end of period	$12.93	$11.03	$11.97	$10.93	$10.93					
Number of accumulation units outstanding at end of period	46,670	38,861	22,183	10,465	4,241					
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$5.28	$12.76	$11.08							
Value at end of period	$9.15	$5.28	$12.76							
Number of accumulation units outstanding at end of period	11,221	12,834	7,305							
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$7.78	$12.16	$11.59	$10.78	$10.67	$10.39				
Value at end of period	$12.38	$7.78	$12.16	$11.59	$10.78	$10.67				
Number of accumulation units outstanding at end of period	29,339	26,037	14,454	4,874	1,402	271				
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.19	$8.12								
Value at end of period	$7.81	$6.19								
Number of accumulation units outstanding at end of period	0	514								
SMALLCAP WORLD FUND®										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.46	$9.88								
Value at end of period	$8.31	$5.46								
Number of accumulation units outstanding at end of period	4,016	1,374								
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$21.67	$20.57	$18.73	$16.66	$17.34	$15.69				
Value at end of period	$25.53	$21.67	$20.57	$18.73	$16.66	$17.34				
Number of accumulation units outstanding at end of period	40,252	38,562	32,448	10,989	4,884	142				

CFI 173

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$8.71	$9.68								
Value at end of period	$9.92	$8.71								
Number of accumulation units outstanding at end of period	2,405	962								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.95	$14.82	$13.49	$12.27	$10.84	$10.03				
Value at end of period	$11.93	$8.95	$14.82	$13.49	$12.27	$10.84				
Number of accumulation units outstanding at end of period	156,731	125,482	100,471	56,291	18,307	6,069				
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$5.66	$10.50	$10.83							
Value at end of period	$8.41	$5.66	$10.50							
Number of accumulation units outstanding at end of period	4,078	2,310	791							
WANGER SELECT										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$8.13	$16.10	$14.85	$12.52	$11.43	$9.50				
Value at end of period	$13.39	$8.13	$16.10	$14.85	$12.52	$11.43				
Number of accumulation units outstanding at end of period	16,337	17,196	19,435	3,261	2,251	23				
WANGER USA										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$8.54	$14.28	$13.67	$12.79	$11.21					
Value at end of period	$12.03	$8.54	$14.28	$13.67	$12.79					
Number of accumulation units outstanding at end of period	3,960	4,954	5,049	3,181	1,069					
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.86	$13.38	$13.00	$11.12	$10.84	$10.17				
Value at end of period	$10.46	$8.86	$13.38	$13.00	$11.12	$10.84				
Number of accumulation units outstanding at end of period	67,205	73,848	51,348	26,670	12,261	4,468				

TABLE 20

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90% EFFECTIVE DECEMBER 16, 2008

(Selected data for accumulation units outstanding throughout each period)

	2009
AIM V.I. CAPITAL APPRECIATION FUND	
Value at beginning of period	$5.60
Value at end of period	$6.72
Number of accumulation units outstanding at end of period	11,731
AIM V.I. CORE EQUITY FUND	
Value at beginning of period	$6.87
Value at end of period	$8.74
Number of accumulation units outstanding at end of period	14,173

CFI 174

Condensed Financial Information (continued)

	2009
ARTISAN INTERNATIONAL FUND	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.71
Value at end of period	$7.76
Number of accumulation units outstanding at end of period	98
CALVERT SOCIAL BALANCED PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.92
Value at end of period	$8.44
Number of accumulation units outstanding at end of period	3,928
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.01
Value at end of period	$8.12
Number of accumulation units outstanding at end of period	5,848
EVERGREEN SPECIAL VALUES FUND	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.50
Value at end of period	$8.26
Number of accumulation units outstanding at end of period	1,869
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.83
Value at end of period	$7.60
Number of accumulation units outstanding at end of period	107,260
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.61
Value at end of period	$7.06
Number of accumulation units outstanding at end of period	82,677
FIDELITY® VIP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.26
Value at end of period	$6.55
Number of accumulation units outstanding at end of period	145,914
FIDELITY® VIP OVERSEAS PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.51
Value at end of period	$6.91
Number of accumulation units outstanding at end of period	8,248
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.35
Value at end of period	$8.13
Number of accumulation units outstanding at end of period	2,302
FUNDAMENTAL INVESTORS℠	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.35
Value at end of period	$8.12
Number of accumulation units outstanding at end of period	341

CFI 175

Condensed Financial Information (continued)

	2009
ING ARTIO FOREIGN PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.63
Value at end of period	$6.67
Number of accumulation units outstanding at end of period	5,152
ING BALANCED PORTFOLIO	
Value at beginning of period	$7.15
Value at end of period	$8.45
Number of accumulation units outstanding at end of period	136,813
ING BARON ASSET PORTFOLIO	
(Funds were first received in this option during March 2009)	
Value at beginning of period	$5.39
Value at end of period	$7.67
Number of accumulation units outstanding at end of period	58
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.83
Value at end of period	$7.61
Number of accumulation units outstanding at end of period	199
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.12
Value at end of period	$7.68
Number of accumulation units outstanding at end of period	70,759
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.87
Value at end of period	$8.88
Number of accumulation units outstanding at end of period	1,784
ING CLARION GLOBAL REAL ESTATE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.68
Value at end of period	$8.92
Number of accumulation units outstanding at end of period	5,145
ING CLARION REAL ESTATE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.12
Value at end of period	$7.20
Number of accumulation units outstanding at end of period	89
ING DAVIS NEW YORK VENTURE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.12
Value at end of period	$7.77
Number of accumulation units outstanding at end of period	2,041
ING EVERGREEN HEALTH SCIENCES PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.19
Value at end of period	$8.44
Number of accumulation units outstanding at end of period	943

Condensed Financial Information (continued)

	2009
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.06
Value at end of period	$8.19
Number of accumulation units outstanding at end of period	571
ING GLOBAL RESOURCES PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.40
Value at end of period	$8.19
Number of accumulation units outstanding at end of period	5,867
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$6.11
Value at end of period	$7.89
Number of accumulation units outstanding at end of period	158,546
ING INDEX PLUS LARGECAP PORTFOLIO	
Value at beginning of period	$6.19
Value at end of period	$7.56
Number of accumulation units outstanding at end of period	14,310
ING INDEX PLUS MIDCAP PORTFOLIO	
Value at beginning of period	$6.04
Value at end of period	$7.88
Number of accumulation units outstanding at end of period	17,408
ING INDEX PLUS SMALLCAP PORTFOLIO	
Value at beginning of period	$6.20
Value at end of period	$7.67
Number of accumulation units outstanding at end of period	3,691
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$9.24
Value at end of period	$10.22
Number of accumulation units outstanding at end of period	13,615
ING INTERNATIONAL INDEX PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.99
Value at end of period	$7.56
Number of accumulation units outstanding at end of period	233
ING INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.83
Value at end of period	$7.17
Number of accumulation units outstanding at end of period	2,916
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.20
Value at end of period	$8.34
Number of accumulation units outstanding at end of period	4,759
ING JPMORGAN MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.68
Value at end of period	$8.13
Number of accumulation units outstanding at end of period	948

Condensed Financial Information (continued)

	2009
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.63
Value at end of period	$8.29
Number of accumulation units outstanding at end of period	42
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.11
Value at end of period	$7.69
Number of accumulation units outstanding at end of period	21,969
ING LORD ABBETT AFFILIATED PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.27
Value at end of period	$7.30
Number of accumulation units outstanding at end of period	11,646
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.12
Value at end of period	$6.74
Number of accumulation units outstanding at end of period	1,208
ING MFS TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.71
Value at end of period	$8.91
Number of accumulation units outstanding at end of period	487
ING MFS UTILITIES PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.61
Value at end of period	$8.30
Number of accumulation units outstanding at end of period	1,651
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$6.37
Value at end of period	$8.93
Number of accumulation units outstanding at end of period	3,880
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$10.35
Value at end of period	$10.29
Number of accumulation units outstanding at end of period	11,278
ING OPPENHEIMER GLOBAL PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.88
Value at end of period	$7.96
Number of accumulation units outstanding at end of period	37,240
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$8.52
Value at end of period	$10.27
Number of accumulation units outstanding at end of period	25,469
ING OPPORTUNISTIC LARGECAP PORTFOLIO	
Value at beginning of period	$6.26
Value at end of period	$7.14
Number of accumulation units outstanding at end of period	16,198

Condensed Financial Information (continued)

	2009
ING PIMCO HIGH YIELD PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.90
Value at end of period	$11.39
Number of accumulation units outstanding at end of period	1,303
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$10.28
Value at end of period	$11.38
Number of accumulation units outstanding at end of period	4,954
ING PIONEER EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.89
Value at end of period	$7.52
Number of accumulation units outstanding at end of period	4,280
ING PIONEER FUND PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.57
Value at end of period	$7.87
Number of accumulation units outstanding at end of period	216
ING PIONEER HIGH YIELD PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.09
Value at end of period	$11.52
Number of accumulation units outstanding at end of period	700
ING PIONEER MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.52
Value at end of period	$7.94
Number of accumulation units outstanding at end of period	5,057
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO	
(Funds were first received in this option during July 2009)	
Value at beginning of period	$10.71
Value at end of period	$12.56
Number of accumulation units outstanding at end of period	1,119
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO	
(Funds were first received in this option during July 2009)	
Value at beginning of period	$6.95
Value at end of period	$8.19
Number of accumulation units outstanding at end of period	447
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO	
(Funds were first received in this option during July 2009)	
Value at beginning of period	$10.06
Value at end of period	$11.85
Number of accumulation units outstanding at end of period	325
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO	
(Funds were first received in this option during August 2009)	
Value at beginning of period	$11.41
Value at end of period	$12.85
Number of accumulation units outstanding at end of period	419

Condensed Financial Information (continued)

	2009
ING SMALL CAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$6.34
Value at end of period	$8.24
Number of accumulation units outstanding at end of period	84
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$6.61
Value at end of period	$8.35
Number of accumulation units outstanding at end of period	1,910
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.25
Value at end of period	$8.71
Number of accumulation units outstanding at end of period	74,784
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.56
Value at end of period	$8.04
Number of accumulation units outstanding at end of period	172,291
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.26
Value at end of period	$7.79
Number of accumulation units outstanding at end of period	184,057
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.98
Value at end of period	$7.51
Number of accumulation units outstanding at end of period	118,926
ING SOLUTION GROWTH PORTFOLIO	
(Funds were first received in this option during March 2009)	
Value at beginning of period	$6.41
Value at end of period	$8.58
Number of accumulation units outstanding at end of period	56
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$8.30
Value at end of period	$9.63
Number of accumulation units outstanding at end of period	20,298
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO	
Value at beginning of period	$7.64
Value at end of period	$8.92
Number of accumulation units outstanding at end of period	8,881
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO	
Value at beginning of period	$6.32
Value at end of period	$7.84
Number of accumulation units outstanding at end of period	34,652
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO	
Value at beginning of period	$6.90
Value at end of period	$8.34
Number of accumulation units outstanding at end of period	22,666

Condensed Financial Information (continued)

	2009
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.31
Value at end of period	$9.43
Number of accumulation units outstanding at end of period	5,989
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.78
Value at end of period	$8.05
Number of accumulation units outstanding at end of period	65,801
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.41
Value at end of period	$7.74
Number of accumulation units outstanding at end of period	11,583
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.87
Value at end of period	$8.00
Number of accumulation units outstanding at end of period	39,602
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.40
Value at end of period	$8.30
Number of accumulation units outstanding at end of period	1,396
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)	
(Funds were first received in this option during March 2009)	
Value at beginning of period	$5.35
Value at end of period	$7.76
Number of accumulation units outstanding at end of period	123
ING THORNBURG VALUE PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.91
Value at end of period	$8.23
Number of accumulation units outstanding at end of period	32,086
ING U.S. BOND INDEX® PORTFOLIO	
(Funds were first received in this option during March 2009)	
Value at beginning of period	$10.23
Value at end of period	$10.77
Number of accumulation units outstanding at end of period	80
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.95
Value at end of period	$7.51
Number of accumulation units outstanding at end of period	17,310
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.14
Value at end of period	$7.71
Number of accumulation units outstanding at end of period	1,507

Condensed Financial Information (continued)

	2009
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.56
Value at end of period	$9.12
Number of accumulation units outstanding at end of period	75,093
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO	
(Funds were first received in this option during April 2009)	
Value at beginning of period	$6.47
Value at end of period	$8.32
Number of accumulation units outstanding at end of period	548
JANUS ASPEN JANUS PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.11
Value at end of period	$8.02
Number of accumulation units outstanding at end of period	220
LKCM AQUINAS GROWTH FUND	
(Funds were first received in this option during March 2009)	
Value at beginning of period	$6.37
Value at end of period	$8.65
Number of accumulation units outstanding at end of period	7,377
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO	
Value at beginning of period	$5.73
Value at end of period	$7.19
Number of accumulation units outstanding at end of period	1,614
OPPENHEIMER DEVELOPING MARKETS FUND	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.42
Value at end of period	$9.22
Number of accumulation units outstanding at end of period	9,477
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.05
Value at end of period	$7.98
Number of accumulation units outstanding at end of period	3,428
PAX WORLD BALANCED FUND	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$7.05
Value at end of period	$8.31
Number of accumulation units outstanding at end of period	1,527
PIMCO VIT REAL RETURN PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$9.43
Value at end of period	$11.21
Number of accumulation units outstanding at end of period	919
PIONEER EMERGING MARKETS VCT PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$4.36
Value at end of period	$7.14
Number of accumulation units outstanding at end of period	2,032

Condensed Financial Information (continued)

	2009
PIONEER HIGH YIELD VCT PORTFOLIO	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.49
Value at end of period	$10.09
Number of accumulation units outstanding at end of period	6,036
SMALLCAP WORLD FUND®	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.61
Value at end of period	$8.36
Number of accumulation units outstanding at end of period	855
TEMPLETON GLOBAL BOND FUND	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$10.72
Value at end of period	$12.50
Number of accumulation units outstanding at end of period	4,690
THE BOND FUND OF AMERICA^{SM}	
(Funds were first received in this option during September 2009)	
Value at beginning of period	$9.75
Value at end of period	$9.98
Number of accumulation units outstanding at end of period	22
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.12
Value at end of period	$7.89
Number of accumulation units outstanding at end of period	51,394
WANGER INTERNATIONAL	
(Funds were first received in this option during February 2009)	
Value at beginning of period	$4.77
Value at end of period	$7.60
Number of accumulation units outstanding at end of period	68
WANGER SELECT	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$4.99
Value at end of period	$7.93
Number of accumulation units outstanding at end of period	2,710
WANGER USA	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$5.98
Value at end of period	$8.23
Number of accumulation units outstanding at end of period	353
WASHINGTON MUTUAL INVESTORS FUND^{SM}	
(Funds were first received in this option during January 2009)	
Value at beginning of period	$6.58
Value at end of period	$7.60
Number of accumulation units outstanding at end of period	5,578

CFI 183

Condensed Financial Information (continued)

TABLE 21

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.90									
Value at end of period	$12.29									
Number of accumulation units outstanding at end of period	4,526									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.73	$11.82	$10.65	$10.12	$9.38	$8.88	$6.92	$9.242	$12.162	$13.781
Value at end of period	$8.07	$6.73	$11.82	$10.65	$10.12	$9.38	$8.88	$6.92	$9.242	$12.162
Number of accumulation units outstanding at end of period	169,400	162,909	249,517	185,633	117,499	76,699	91,829	78,026	77,645	47,485
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.55	$10.91	$10.19	$8.81	$8.45	$7.83	$6.35	$7.595	$9.937	$11.74
Value at end of period	$9.59	$7.55	$10.91	$10.19	$8.81	$8.45	$7.83	$6.35	$7.595	$9.937
Number of accumulation units outstanding at end of period	237,934	215,266	302,278	196,001	133,038	120,404	151,077	136,853	137,710	95,583
ALGER GREEN FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.11									
Value at end of period	$12.98									
Number of accumulation units outstanding at end of period	1,120									
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$8.02									
Value at end of period	$9.62									
Number of accumulation units outstanding at end of period	18,888									
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.41									
Value at end of period	$9.91									
Number of accumulation units outstanding at end of period	27,634									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.02									
Value at end of period	$10.72									
Number of accumulation units outstanding at end of period	23,654									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.76	$9.31								
Value at end of period	$7.98	$5.76								
Number of accumulation units outstanding at end of period	10,664	1,182								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.16									
Value at end of period	$12.62									
Number of accumulation units outstanding at end of period	339									

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$16.636	$15.964	$14.715	$12.80	$15.13	$16.23	$16.98	$18.30	$18.63	$12.67
Value at end of period	$15.964	$14.715	$12.80	$15.13	$16.23	$16.98	$18.30	$18.63	$12.67	$15.72
Number of accumulation units outstanding at end of period	68,102	74,268	77,039	81,001	52,199	110,974	91,516	178,681	117,437	110,585
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.97	$6.09
Value at end of period									$6.09	$7.98
Number of accumulation units outstanding at end of period									1,682	4,624
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.99	$11.47	$13.76	$16.60	$19.55	$11.51
Value at end of period					$11.47	$13.76	$16.60	$19.55	$11.51	$15.86
Number of accumulation units outstanding at end of period					29,104	65,346	148,502	402,398	450,089	548,200
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during January 2001)										
Value at beginning of period		$10.967	$12.556	$11.56	$15.50	$18.43	$20.16	$24.25	$22.08	$14.92
Value at end of period		$12.556	$11.56	$15.50	$18.43	$20.16	$24.25	$22.08	$14.92	$19.20
Number of accumulation units outstanding at end of period		15,173	23,312	23,843	48,298	72,797	59,348	144,947	105,233	113,857
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$21.908	$20.265	$17.614	$15.82	$20.13	$23.02	$26.67	$29.51	$34.37	$19.57
Value at end of period	$20.265	$17.614	$15.82	$20.13	$23.02	$26.67	$29.51	$34.37	$19.57	$26.31
Number of accumulation units outstanding at end of period	427,085	545,557	639,593	733,980	771,059	3,733,726	3,947,272	4,751,978	4,412,465	1,150,736
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.989	$17.172	$16.166	$13.30	$17.17	$18.97	$19.89	$23.68	$23.82	$13.53
Value at end of period	$17.172	$16.166	$13.30	$17.17	$18.97	$19.89	$23.68	$23.82	$13.53	$17.45
Number of accumulation units outstanding at end of period	306,174	409,962	463,075	534,835	568,436	697,110	692,977	1,062,228	721,774	686,820
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.84	$21.023	$17.147	$11.87	$15.62	$16.00	$16.77	$17.74	$22.32	$11.68
Value at end of period	$21.023	$17.147	$11.87	$15.62	$16.00	$16.77	$17.74	$22.32	$11.68	$14.84
Number of accumulation units outstanding at end of period	573,111	756,416	811,549	829,140	707,614	831,960	647,439	1,024,423	635,450	631,481
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.593	$14.898	$11.633	$9.19	$13.05	$14.68	$17.32	$20.25	$23.53	$13.10
Value at end of period	$14.898	$11.633	$9.19	$13.05	$14.68	$17.32	$20.25	$23.53	$13.10	$16.42
Number of accumulation units outstanding at end of period	25,964	24,429	29,735	48,527	91,364	121,639	131,284	188,634	66,559	61,282
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during December 2001)										
Value at beginning of period		$10.307	$10.307	$9.26	$12.12	$14.86	$16.01	$18.55	$17.94	$11.90
Value at end of period		$10.307	$9.26	$12.12	$14.86	$16.01	$18.55	$17.94	$11.90	$15.23
Number of accumulation units outstanding at end of period		237	39,468	71,086	113,358	152,127	92,784	167,236	156,837	189,715
FUNDAMENTAL INVESTORS^SM										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$10.08	$6.11
Value at end of period									$6.11	$8.07
Number of accumulation units outstanding at end of period									49,533	160,449
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.05	$8.10	$10.87	$13.06	$13.96	$15.96	$15.35	$11.17
Value at end of period			$8.10	$10.87	$13.06	$13.96	$15.96	$15.35	$11.17	$15.01
Number of accumulation units outstanding at end of period			1,360	13,130	35,545	1,082,078	1,090,948	1,075,558	1,194,534	26,670

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during March 2004)										
Value at beginning of period	$11.02	$19.75	$17.12	$13.38	$11.71	$9.85				
Value at end of period	$13.13	$11.02	$19.75	$17.12	$13.38	$11.71				
Number of accumulation units outstanding at end of period	112,019	103,801	115,858	29,032	20,784	6,606				
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.31	$21.49	$20.55	$18.86	$18.27	$16.85	$14.31	$16.112	$16.981	$17.24
Value at end of period	$18.08	$15.31	$21.49	$20.55	$18.86	$18.27	$16.85	$14.31	$16.112	$16.981
Number of accumulation units outstanding at end of period	553,155	834,263	1,175,116	643,741	667,243	349,405	485,183	485,662	627,674	592,454
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.37	$10.91	$10.11	$9.20						
Value at end of period	$8.47	$6.37	$10.91	$10.11						
Number of accumulation units outstanding at end of period	7,141	4,105	6,421	2,732						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.83	$18.61	$17.70	$15.51	$14.58	$11.50	$8.70	$9.84		
Value at end of period	$14.50	$10.83	$18.61	$17.70	$15.51	$14.58	$11.50	$8.70		
Number of accumulation units outstanding at end of period	148,266	1,047,522	1,137,369	1,130,536	1,132,614	56,330	20,763	4,066		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.32	$10.44	$10.69							
Value at end of period	$8.17	$6.32	$10.44							
Number of accumulation units outstanding at end of period	336,255	326,604	633,420							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.02	$5.06	$4.30	$4.04	$3.65	$3.74	$2.59	$4.456	$5.84	$9.735
Value at end of period	$4.57	$3.02	$5.06	$4.30	$4.04	$3.65	$3.74	$2.59	$4.456	$5.84
Number of accumulation units outstanding at end of period	289,015	273,112	436,326	327,408	377,882	356,885	413,691	180,750	126,033	55,835
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.89	$6.71								
Number of accumulation units outstanding at end of period	160,570	135,153								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.12	$10.04	$12.32	$10.02						
Value at end of period	$8.23	$6.12	$10.04	$12.32						
Number of accumulation units outstanding at end of period	128,570	87,635	85,159	36,388						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$6.72	$10.29	$10.09	$9.19						
Value at end of period	$8.30	$6.72	$10.29	$10.09						
Number of accumulation units outstanding at end of period	7,321	2,275	5,823	28						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$12.88	$21.40	$20.74	$18.39	$17.87	$16.64	$11.94	$10.95		
Value at end of period	$16.80	$12.88	$21.40	$20.74	$18.39	$17.87	$16.64	$11.94		
Number of accumulation units outstanding at end of period	38,406	30,188	38,922	19,911	14,936	19,333	14,233	451		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.62	$13.62	$12.67	$11.23	$10.29					
Value at end of period	$11.44	$9.62	$13.62	$12.67	$11.23					
Number of accumulation units outstanding at end of period	41,979	24,790	22,099	12,324	4,286					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.98	$14.89	$13.13	$11.85	$10.26					
Value at end of period	$12.38	$8.98	$14.89	$13.13	$11.85					
Number of accumulation units outstanding at end of period	90,157	56,934	46,107	26,450	9,186					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.89	$13.51	$9.69							
Value at end of period	$10.75	$7.89	$13.51							
Number of accumulation units outstanding at end of period	459,391	438,296	447,397							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$11.01	$17.82	$16.75	$14.80	$13.82	$12.87	$10.31	$13.874	$17.166	$19.464
Value at end of period	$14.20	$11.01	$17.82	$16.75	$14.80	$13.82	$12.87	$10.31	$13.874	$17.166
Number of accumulation units outstanding at end of period	1,839,332	2,037,144	2,818,397	1,400,434	1,962,636	1,979,763	2,504,149	2,717,004	3,054,662	3,034,488
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.57	$23.43	$22.52	$19.84	$19.01	$17.35	$13.89	$17.869	$20.885	$23.273
Value at end of period	$17.78	$14.57	$23.43	$22.52	$19.84	$19.01	$17.35	$13.89	$17.869	$20.885
Number of accumulation units outstanding at end of period	568,955	620,994	855,618	597,206	749,446	623,073	676,178	583,692	520,590	364,048
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.79	$23.91	$22.88	$21.11	$19.18	$16.60	$12.66	$14.534	$14.87	$12.519
Value at end of period	$19.30	$14.79	$23.91	$22.88	$21.11	$19.18	$16.60	$12.66	$14.534	$14.87
Number of accumulation units outstanding at end of period	487,393	1,877,948	2,087,844	1,799,491	1,854,855	402,880	334,282	265,296	156,767	67,543
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.02	$16.74	$18.02	$15.99	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694
Value at end of period	$13.62	$11.02	$16.74	$18.02	$15.99	$15.00	$12.40	$9.20	$10.696	$10.545
Number of accumulation units outstanding at end of period	280,673	301,783	382,587	241,472	285,564	241,959	191,912	168,927	58,078	16,219
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$16.34	$18.02	$17.16	$16.65	$16.30	$15.69	$14.90	$13.883	$12.889	$11.867
Value at end of period	$18.06	$16.34	$18.02	$17.16	$16.65	$16.30	$15.69	$14.90	$13.883	$12.889
Number of accumulation units outstanding at end of period	604,395	2,994,466	2,974,277	1,814,045	1,084,691	526,519	506,342	526,766	471,125	339,119
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.93	$9.20								
Value at end of period	$7.51	$5.93								
Number of accumulation units outstanding at end of period	138,315	564								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$10.62	$18.72	$16.66	$13.00	$11.99	$10.31	$8.01	$9.555	$9.555	
Value at end of period	$13.37	$10.62	$18.72	$16.66	$13.00	$11.99	$10.31	$8.01	$9.555	
Number of accumulation units outstanding at end of period	102,122	3,508,368	3,676,407	3,106,128	2,394,887	66,697	50,505	21,576	3,903	
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.76	$10.25								
Value at end of period	$7.78	$5.76								
Number of accumulation units outstanding at end of period	22,040	3,894								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.96	$24.78	$18.07	$13.43	$10.14					
Value at end of period	$20.33	$11.96	$24.78	$18.07	$13.43					
Number of accumulation units outstanding at end of period	83,699	74,366	109,778	29,475	6,921					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.79	$17.77	$17.53	$15.19	$14.14	$11.83	$9.19	$9.64		
Value at end of period	$14.67	$11.79	$17.77	$17.53	$15.19	$14.14	$11.83	$9.19		
Number of accumulation units outstanding at end of period	115,804	77,267	91,115	59,140	58,226	34,196	17,547	3,891		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.83	$12.73	$13.08	$11.32	$10.65					
Value at end of period	$11.14	$8.83	$12.73	$13.08	$11.32					
Number of accumulation units outstanding at end of period	44,773	13,020	12,579	3,640	197					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.73	$11.17	$11.46	$10.49	$9.51	$8.75	$6.39	$9.971	$13.46	$19.08
Value at end of period	$8.82	$6.73	$11.17	$11.46	$10.49	$9.51	$8.75	$6.39	$9.971	$13.46
Number of accumulation units outstanding at end of period	426,291	456,027	672,774	470,102	588,486	498,958	556,545	600,762	610,352	526,040
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.04	$11.18	$10.81	$9.53						
Value at end of period	$8.30	$7.04	$11.18	$10.81						
Number of accumulation units outstanding at end of period	565,944	603,800	839,582	1,001						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.58	$10.23								
Value at end of period	$8.42	$6.58								
Number of accumulation units outstanding at end of period	56,909	57,858								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.14	$18.27	$15.30	$12.46	$10.20					
Value at end of period	$12.46	$9.14	$18.27	$15.30	$12.46					
Number of accumulation units outstanding at end of period	37,990	31,614	37,301	10,929	651					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.80	$15.34	$14.89	$13.43	$13.18	$11.97	$11.21			
Value at end of period	$13.78	$11.80	$15.34	$14.89	$13.43	$13.18	$11.97			
Number of accumulation units outstanding at end of period	167,344	107,237	146,291	110,953	122,826	72,199	16,439			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.53	$18.69	$14.81	$11.43	$10.75					
Value at end of period	$15.17	$11.53	$18.69	$14.81	$11.43					
Number of accumulation units outstanding at end of period	124,272	110,758	147,063	20,426	9,214					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$9.33	$15.10	$12.13	$11.36	$10.39	$9.40	$6.95	$9.458	$9.458	
Value at end of period	$13.07	$9.33	$15.10	$12.13	$11.36	$10.39	$9.40	$6.95	$9.458	
Number of accumulation units outstanding at end of period	62,179	62,519	59,687	33,121	38,695	36,782	14,926	1,685	1,007	
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.32	$14.08	$13.52	$13.02	$12.76	$12.74	$12.75	$12.666	$12.303	$11.675
Value at end of period	$14.23	$14.32	$14.08	$13.52	$13.02	$12.76	$12.74	$12.75	$12.666	$12.303
Number of accumulation units outstanding at end of period	815,873	3,316,496	2,504,027	1,307,563	971,457	410,423	599,767	598,539	907,363	453,479

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.52	$15.02	$13.65	$12.17	$10.13					
Value at end of period	$11.78	$8.52	$15.02	$13.65	$12.17					
Number of accumulation units outstanding at end of period	1,783,716	1,893,045	2,768,200	1,776,077	1,911,047					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.82	$11.73	$10.78	$10.14	$10.00					
Value at end of period	$11.70	$9.82	$11.73	$10.78	$10.14					
Number of accumulation units outstanding at end of period	532,418	530,219	759,653	449,205	502,892					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$14.60	$22.90	$22.44	$19.53	$18.42	$16.88	$13.68	$18.651	$20.00	$19.085
Value at end of period	$16.65	$14.60	$22.90	$22.44	$19.53	$18.42	$16.88	$13.68	$18.651	$20.834
Number of accumulation units outstanding at end of period	221,643	142,466	181,885	124,340	198,016	149,674	183,355	165,695	131,375	49,813
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.86	$11.55	$11.33	$10.50	$10.30					
Value at end of period	$13.11	$8.86	$11.55	$11.33	$10.50					
Number of accumulation units outstanding at end of period	39,078	16,990	24,096	13,165	2,243					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.76	$12.91	$11.91	$11.57	$11.44	$11.07	$10.74	$10.17		
Value at end of period	$14.24	$12.76	$12.91	$11.91	$11.57	$11.44	$11.07	$10.74		
Number of accumulation units outstanding at end of period	560,537	379,649	391,018	259,805	280,724	222,087	185,400	64,232		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.34	$9.16	$9.38							
Value at end of period	$7.07	$6.34	$9.16							
Number of accumulation units outstanding at end of period	646,775	640,957	729,986							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$7.32	$11.29	$10.82	$9.57						
Value at end of period	$9.02	$7.32	$11.29	$10.82						
Number of accumulation units outstanding at end of period	72,682	63,777	69,515	2,367						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.79	$11.14	$10.60	$9.89						
Value at end of period	$12.89	$7.79	$11.14	$10.60						
Number of accumulation units outstanding at end of period	68,839	31,966	31,112	2,268						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.39	$11.12	$10.62	$9.75						
Value at end of period	$9.18	$7.39	$11.12	$10.62						
Number of accumulation units outstanding at end of period	240,595	221,747	300,906	115						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.70									
Value at end of period	$12.56									
Number of accumulation units outstanding at end of period	17,574									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.64	$9.38								
Value at end of period	$8.14	$6.64								
Number of accumulation units outstanding at end of period	51,257	2,112								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.85									
Number of accumulation units outstanding at end of period	8,095									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.41									
Value at end of period	$12.84									
Number of accumulation units outstanding at end of period	14,537									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.93	$10.07								
Value at end of period	$8.23	$5.93								
Number of accumulation units outstanding at end of period	12,373	8,928								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.96	$10.22								
Value at end of period	$8.73	$6.96								
Number of accumulation units outstanding at end of period	7,676	7,368								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$6.39	$9.85	$9.04	$8.10	$7.50	$6.87	$5.00	$8.958	$8.958	
Value at end of period	$8.30	$6.39	$9.85	$9.04	$8.10	$7.50	$6.87	$5.00	$8.958	
Number of accumulation units outstanding at end of period	66,416	51,117	58,940	14,035	14,873	10,741	22,817	5,218	1,639	
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.54	$30.08	$28.68	$24.79	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762
Value at end of period	$25.96	$20.54	$30.08	$28.68	$24.79	$22.69	$20.03	$14.71	$19.342	$18.777
Number of accumulation units outstanding at end of period	161,075	159,680	201,172	117,019	140,177	138,534	185,488	154,146	133,977	75,787
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.82	$12.17	$11.74	$10.70	$10.30					
Value at end of period	$10.68	$8.82	$12.17	$11.74	$10.70					
Number of accumulation units outstanding at end of period	291,959	165,606	150,470	87,654	58,032					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.28	$12.63	$12.19	$10.93	$10.31					
Value at end of period	$10.31	$8.28	$12.63	$12.19	$10.93					
Number of accumulation units outstanding at end of period	423,806	257,129	226,104	113,866	69,241					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.16	$13.08	$12.54	$11.09	$10.17					
Value at end of period	$10.37	$8.16	$13.08	$12.54	$11.09					
Number of accumulation units outstanding at end of period	259,975	155,507	178,984	98,929	43,512					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.04	$13.49	$12.88	$11.30	$10.40					
Value at end of period	$10.34	$8.04	$13.49	$12.88	$11.30					
Number of accumulation units outstanding at end of period	223,054	129,545	95,846	40,245	13,599					
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.65	$9.57								
Value at end of period	$9.12	$7.65								
Number of accumulation units outstanding at end of period	613	18								

CFI 190

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.93	$7.12								
Value at end of period	$8.53	$6.93								
Number of accumulation units outstanding at end of period	5,444	2,050								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$9.45	$11.44	$10.98	$10.32	$10.19					
Value at end of period	$10.97	$9.45	$11.44	$10.98	$10.32					
Number of accumulation units outstanding at end of period	52,353	20,664	48,339	2,825	3,151					
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$7.06									
Value at end of period	$10.57									
Number of accumulation units outstanding at end of period	1,054									
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.95	$18.42	$17.58	$16.37	$15.92	$14.88	$13.22	$13.954	$14.43	$13.899
Value at end of period	$16.28	$13.95	$18.42	$17.58	$16.37	$15.92	$14.88	$13.22	$13.954	$14.43
Number of accumulation units outstanding at end of period	85,628	93,026	96,446	72,182	64,880	46,656	44,192	31,712	32,433	29,661
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$12.47	$19.69	$18.93	$16.88	$16.05	$14.46	$11.74	$13.745	$15.688	$15.944
Value at end of period	$15.47	$12.47	$19.69	$18.93	$16.88	$16.05	$14.46	$11.74	$13.745	$15.688
Number of accumulation units outstanding at end of period	155,921	137,773	172,905	114,465	115,381	92,192	87,532	64,758	63,532	61,884
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.96	$18.82	$18.02	$16.36	$15.77	$14.45	$12.21	$13.623	$14.788	$14.867
Value at end of period	$15.64	$12.96	$18.82	$18.02	$16.36	$15.77	$14.45	$12.21	$13.623	$14.788
Number of accumulation units outstanding at end of period	154,712	149,655	195,630	139,534	143,496	75,783	78,121	48,154	54,306	59,724
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.24	$12.86	$12.44	$10.95	$10.16					
Value at end of period	$12.19	$9.24	$12.86	$12.44	$10.95					
Number of accumulation units outstanding at end of period	743,343	478,584	406,760	104,198	52,630					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$7.60	$13.95	$12.02	$11.48	$9.89					
Value at end of period	$11.03	$7.60	$13.95	$12.02	$11.48					
Number of accumulation units outstanding at end of period	915,364	971,117	1,639,397	1,147,116	1,243,094					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$11.64	$18.27	$17.90	$15.17	$14.74	$12.95	$10.73			
Value at end of period	$14.41	$11.64	$18.27	$17.90	$15.17	$14.74	$12.95			
Number of accumulation units outstanding at end of period	137,155	4,028,893	3,423,229	2,884,290	1,942,379	47,173	3,114			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.20	$24.81	$22.79	$20.31	$19.31	$17.72	$13.66	$17.98	$20.219	$20.418
Value at end of period	$20.11	$14.20	$24.81	$22.79	$20.31	$19.31	$17.72	$13.66	$17.98	$20.219
Number of accumulation units outstanding at end of period	387,445	774,473	1,050,005	779,166	944,865	366,063	380,043	329,144	353,929	310,665
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.30	$10.20								
Value at end of period	$8.24	$6.30								
Number of accumulation units outstanding at end of period	323,241	378,455								

CFI 191

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.72	$11.08	$11.24	$6.72
Value at end of period							$11.08	$11.24	$6.72	$8.80
Number of accumulation units outstanding at end of period							8,137	29,564	35,988	45,805
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$23.087	$21.561	$16.07	$11.12	$14.10	$15.77	$15.86	$18.36	$19.50	$11.64
Value at end of period	$21.561	$16.07	$11.12	$14.10	$15.77	$15.86	$18.36	$19.50	$11.64	$16.69
Number of accumulation units outstanding at end of period	214,279	248,057	251,887	234,751	171,617	215,617	170,795	267,336	165,117	148,286
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.79	$10.21
Value at end of period									$10.21	$10.70
Number of accumulation units outstanding at end of period									1,848	9,146
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$13.064	$12.361	$9.686	$7.21	$8.92	$10.14	$10.99	$12.46	$12.49	$7.45
Value at end of period	$12.361	$9.686	$7.21	$8.92	$10.14	$10.99	$12.46	$12.49	$7.45	$9.73
Number of accumulation units outstanding at end of period	344,610	352,288	339,751	284,369	251,554	313,718	286,179	481,970	324,279	287,225
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.53	$8.32	$10.69	$12.36	$12.67	$14.54	$14.08	$8.86
Value at end of period			$8.32	$10.69	$12.36	$12.67	$14.54	$14.08	$8.86	$11.28
Number of accumulation units outstanding at end of period			6,264	33,092	67,854	177,805	215,373	253,925	114,381	128,229
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.16	$11.10	$12.40	$12.27	$9.65
Value at end of period						$11.10	$12.40	$12.27	$9.65	$11.73
Number of accumulation units outstanding at end of period						887,069	848,718	1,488,393	954,044	994,240
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.48	$11.07	$12.71	$12.92	$8.67
Value at end of period						$11.07	$12.71	$12.92	$8.67	$10.65
Number of accumulation units outstanding at end of period						12,180	21,749	54,252	60,709	68,250
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$9.75	$10.53	$10.05	$6.69
Value at end of period							$10.53	$10.05	$6.69	$8.62
Number of accumulation units outstanding at end of period							1,256	2,090	3,549	7,047
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$22.431	$21.724	$20.505	$19.00	$21.47	$23.08	$24.68	$27.06	$29.63	$24.70
Value at end of period	$21.724	$20.505	$19.00	$21.47	$23.08	$24.68	$27.06	$29.63	$24.70	$30.80
Number of accumulation units outstanding at end of period	336,661	453,463	490,513	529,490	360,479	91	33	424	102	101
JANUS ASPEN ENTERPRISE PORTFOLIO										
Value at beginning of period	$31.514	$21.284	$12.765	$9.11	$12.19	$14.58	$16.22	$18.26	$22.07	$12.30
Value at end of period	$21.284	$12.765	$9.11	$12.19	$14.58	$16.22	$18.26	$22.07	$12.30	$17.65
Number of accumulation units outstanding at end of period	910,896	1,103,526	1,127,432	1,055,673	734,813	145	93	201	152	237
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$13.127	$13.817	$14.745	$16.14	$17.00	$17.51	$17.69	$18.51	$19.37	$20.34
Value at end of period	$13.817	$14.745	$16.14	$17.00	$17.51	$17.69		$19.37	$20.34	$22.81
Number of accumulation units outstanding at end of period	58,110	111,627	168,750	165,590	146,979	21		147	21	24
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$28.619	$23.907	$18.367	$13.55	$16.65	$17.28	$18.12	$21.21	$23.03	$12.63
Value at end of period	$23.907	$18.367	$13.55	$16.65	$17.28	$18.12	$21.21	$23.03	$12.63	$17.22
Number of accumulation units outstanding at end of period	858,504	992,482	955,823	827,666	596,642	51	51	205	67	77

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$5.33	$8.75	$10.32							
Value at end of period	$7.30	$5.33	$8.75							
Number of accumulation units outstanding at end of period	5,578	1,965	249							
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.16	$9.12								
Value at end of period	$9.12	$7.16								
Number of accumulation units outstanding at end of period	14,221	1,035								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2001)										
Value at beginning of period	$9.05	$15.07	$15.13	$13.61	$12.69	$10.33	$8.36	$9.354		
Value at end of period	$11.35	$9.05	$15.07	$15.13	$13.61	$12.69	$10.33	$8.36	$9.354	
Number of accumulation units outstanding at end of period	272,007	1,641,822	2,034,924	1,878,475	2,016,006	136,721	79,608	41,715	10,694	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.89	$11.39	$10.72	$9.17						
Value at end of period	$8.90	$6.89	$11.39	$10.72						
Number of accumulation units outstanding at end of period	30,140	27,716	22,405	9,478						
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$10.49	$17.04	$14.84	$12.50	$11.34	$10.10				
Value at end of period	$14.28	$10.49	$17.04	$14.84	$12.50	$11.34				
Number of accumulation units outstanding at end of period	232,590	147,639	124,507	40,699	32,425	17,217				
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$34.54	$67.10	$50.61	$40.81	$29.17	$20.52				
Value at end of period	$62.18	$34.54	$67.10	$50.61	$40.81	$29.17				
Number of accumulation units outstanding at end of period	171,985	149,476	174,636	57,800	54,578	16,282				
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.06	$13.09	$13.38	$11.75	$10.23					
Value at end of period	$10.96	$8.06	$13.09	$13.38	$11.75					
Number of accumulation units outstanding at end of period	42,136	30,484	29,331	6,923	1,097					
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$14.28	$16.81	$15.71							
Value at end of period	$16.81	$14.28	$16.81							
Number of accumulation units outstanding at end of period	29	25	187							
PAX WORLD BALANCED FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$9.11	$13.28	$12.25	$11.17	$10.70	$9.68				
Value at end of period	$10.96	$9.11	$13.28	$12.25	$11.17	$10.70				
Number of accumulation units outstanding at end of period	246,057	239,657	233,498	27,690	36,704	21,430				
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.00	$11.95	$10.91	$10.93	$10.80	$10.24				
Value at end of period	$12.90	$11.00	$11.95	$10.91	$10.93	$10.80				
Number of accumulation units outstanding at end of period	288,203	258,944	178,686	64,562	68,440	21,653				

CFI 193

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.43	$12.76	$5.28
Value at end of period								$12.76	$5.28	$9.13
Number of accumulation units outstanding at end of period								91,433	110,979	162,854
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.82	$10.67	$10.77	$11.58	$12.14	$7.76
Value at end of period					$10.67	$10.77	$11.58	$12.14	$7.76	$12.34
Number of accumulation units outstanding at end of period					8,526	18,325	22,005	102,400	85,880	90,536
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.99	$6.18
Value at end of period									$6.18	$7.80
Number of accumulation units outstanding at end of period									12,592	18,922
SMALLCAP WORLD FUND®										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.94	$5.46
Value at end of period									$5.46	$8.31
Number of accumulation units outstanding at end of period									3,508	25,038
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.05	$11.63	$11.17	$12.55	$13.78	$14.51
Value at end of period					$11.63	$11.17	$12.55	$13.78	$14.51	$17.08
Number of accumulation units outstanding at end of period					14,153	48,350	74,255	349,900	415,129	588,105
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$9.99	$8.71
Value at end of period									$8.71	$9.91
Number of accumulation units outstanding at end of period									12,918	54,367
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.78	$10.84	$12.26	$13.47	$14.80	$8.93
Value at end of period					$10.84	$12.26	$13.47	$14.80	$8.93	$11.90
Number of accumulation units outstanding at end of period					65,090	149,623	180,282	629,297	685,933	866,848
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.05	$10.50	$5.66
Value at end of period								$10.50	$5.66	$8.39
Number of accumulation units outstanding at end of period								18,701	25,579	51,832
WANGER SELECT										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$10.06	$11.43	$12.51	$14.83	$16.07	$8.11
Value at end of period					$11.43	$12.51	$14.83	$16.07	$8.11	$13.35
Number of accumulation units outstanding at end of period					9,284	20,440	29,182	169,924	166,318	206,584
WANGER USA										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.12	$11.60	$12.78	$13.66	$14.25	$8.52
Value at end of period					$11.60	$12.78	$13.66	$14.25	$8.52	$12.00
Number of accumulation units outstanding at end of period					10,661	19,924	18,943	72,113	59,083	57,776

CFI 194

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.84	$13.36	$12.98	$11.11	$10.84	$9.82				
Value at end of period	$10.43	$8.84	$13.36	$12.98	$11.11	$10.84				
Number of accumulation units outstanding at end of period	388,051	317,989	401,176	107,251	106,749	39,518				

TABLE 22

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.70	$11.77	$10.61	$10.08	$9.36	$8.86	$6.91	$9.23	$12.152	$13.777
Value at end of period	$8.03	$6.70	$11.77	$10.61	$10.08	$9.36	$8.86	$6.91	$9.23	$12.152
Number of accumulation units outstanding at end of period	197,204	208,692	243,934	289,200	157,217	201,849	245,971	204,565	191,702	150,953
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.51	$10.86	$10.15	$8.78	$8.42	$7.81	$6.34	$7.585	$9.928	$11.736
Value at end of period	$9.54	$7.51	$10.86	$10.15	$8.78	$8.42	$7.81	$6.34	$7.585	$9.928
Number of accumulation units outstanding at end of period	473,052	481,591	544,774	590,773	443,508	632,275	932,379	866,972	860,279	549,569
ALGER GREEN FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$9.97									
Value at end of period	$12.98									
Number of accumulation units outstanding at end of period	15,707									
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$7.74									
Value at end of period	$9.61									
Number of accumulation units outstanding at end of period	157,239									
AMANA INCOME FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$8.13									
Value at end of period	$9.90									
Number of accumulation units outstanding at end of period	207,888									
AMERICAN CENTURY® INCOME & GROWTH FUND										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$23.62	$36.60	$37.17	$33.60						
Value at end of period	$27.50	$23.62	$36.60	$37.17						
Number of accumulation units outstanding at end of period	298	280	164	18						
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.13									
Value at end of period	$10.71									
Number of accumulation units outstanding at end of period	117,956									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.76	$10.37								
Value at end of period	$7.96	$5.76								
Number of accumulation units outstanding at end of period	50,777	9,978								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.43									
Value at end of period	$12.62									
Number of accumulation units outstanding at end of period	992									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.59	$18.52	$18.20	$16.90	$16.16	$15.08	$12.76	$14.673	$15.927	$16.606
Value at end of period	$15.62	$12.59	$18.52	$18.20	$16.90	$16.16	$15.08	$12.76	$14.673	$15.927
Number of accumulation units outstanding at end of period	297,680	274,306	296,590	404,870	385,129	409,056	381,327	322,872	297,805	171,211
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.09	$10.27								
Value at end of period	$7.97	$6.09								
Number of accumulation units outstanding at end of period	57,737	44,364								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.48	$19.51	$16.58	$13.75	$11.47	$9.60				
Value at end of period	$15.82	$11.48	$19.51	$16.58	$13.75	$11.47				
Number of accumulation units outstanding at end of period	3,019,894	2,509,419	2,562,446	1,748,284	1,007,889	362,008				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$14.86	$22.00	$24.17	$20.11	$18.39	$15.49				
Value at end of period	$19.11	$14.86	$22.00	$24.17	$20.11	$18.39				
Number of accumulation units outstanding at end of period	607,006	555,936	687,600	652,957	527,542	322,471				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$19.45	$34.17	$29.35	$26.54	$22.92	$20.05	$15.76	$17.564	$20.218	$21.868
Value at end of period	$26.13	$19.45	$34.17	$29.35	$26.54	$22.92	$20.05	$15.76	$17.564	$20.218
Number of accumulation units outstanding at end of period	3,764,165	3,541,960	3,808,007	3,678,668	3,216,567	4,557,463	4,661,112	3,146,947	2,242,467	1,562,971
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.44	$23.68	$23.56	$19.79	$18.89	$17.10	$13.25	$16.12	$17.132	$15.96
Value at end of period	$17.33	$13.44	$23.68	$23.56	$19.79	$18.89	$17.10	$13.25	$16.12	$17.132
Number of accumulation units outstanding at end of period	1,395,516	1,319,771	1,406,150	1,481,556	1,483,670	1,606,502	1,440,035	1,094,669	743,883	295,866
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$11.60	$22.19	$17.65	$16.68	$15.93	$15.56	$11.83	$17.099	$20.974	$23.797
Value at end of period	$14.74	$11.60	$22.19	$17.65	$16.68	$15.93	$15.56	$11.83	$17.099	$20.974
Number of accumulation units outstanding at end of period	1,827,870	1,795,844	1,901,930	2,034,215	2,208,212	2,761,409	2,905,115	2,375,321	1,960,651	1,259,926
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.02	$23.40	$20.15	$17.23	$14.62	$13.00	$9.16	$11.60	$14.864	$18.559
Value at end of period	$16.31	$13.02	$23.40	$20.15	$17.23	$14.62	$13.00	$9.16	$11.60	$14.864
Number of accumulation units outstanding at end of period	135,526	136,696	162,784	137,900	159,581	193,880	226,727	88,737	80,176	44,396
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$11.86	$17.88	$18.50	$15.98	$14.84	$12.11	$9.26	$11.53		
Value at end of period	$15.16	$11.86	$17.88	$18.50	$15.98	$14.84	$12.11	$9.26		
Number of accumulation units outstanding at end of period	770,867	708,476	746,694	739,499	678,628	602,592	325,065	221,101		
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.11	$10.21								
Value at end of period	$8.06	$6.11								
Number of accumulation units outstanding at end of period	501,928	172,816								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.13	$15.31	$15.92	$13.93	$13.05	$10.86	$8.10	$10.12		
Value at end of period	$14.95	$11.13	$15.31	$15.92	$13.93	$13.05	$10.86	$8.10		
Number of accumulation units outstanding at end of period	278,723	186,081	186,273	203,041	212,012	1,020,332	69,708	16,450		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.00	$19.71	$17.09	$13.36	$11.70	$9.66				
Value at end of period	$13.09	$11.00	$19.71	$17.09	$13.36	$11.70				
Number of accumulation units outstanding at end of period	598,064	599,153	653,720	419,853	121,727	25,373				
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.21	$21.37	$20.44	$18.77	$18.19	$16.79	$14.27	$16.067	$16.942	$17.208
Value at end of period	$17.95	$15.21	$21.37	$20.44	$18.77	$18.19	$16.79	$14.27	$16.067	$16.942
Number of accumulation units outstanding at end of period	1,132,032	1,221,727	1,524,448	2,196,237	2,530,075	3,044,880	3,294,262	3,100,422	3,179,029	2,074,748
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.36	$10.90	$10.11	$9.15						
Value at end of period	$8.46	$6.36	$10.90	$10.11						
Number of accumulation units outstanding at end of period	17,098	12,399	19,989	6,823						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.79	$18.55	$17.66	$15.48	$14.56	$11.49	$8.70	$9.98		
Value at end of period	$14.45	$10.79	$18.55	$17.66	$15.48	$14.56	$11.49	$8.70		
Number of accumulation units outstanding at end of period	631,247	554,433	628,758	546,080	492,195	1,200,900	142,764	24,110		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.31	$10.44	$10.69							
Value at end of period	$8.16	$6.31	$10.44							
Number of accumulation units outstanding at end of period	925,793	917,951	989,041							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2000)										
Value at beginning of period	$3.01	$5.04	$4.28	$4.03	$3.64	$3.73	$2.59	$4.453	$5.838	$9.995
Value at end of period	$4.55	$3.01	$5.04	$4.28	$4.03	$3.64	$3.73	$2.59	$4.453	$5.838
Number of accumulation units outstanding at end of period	1,051,242	875,161	1,227,470	1,025,967	1,101,730	1,274,404	1,703,628	1,313,922	881,480	490,482
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.88	$6.71								
Number of accumulation units outstanding at end of period	932,710	874,548								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.11	$10.03	$12.32	$10.15						
Value at end of period	$8.22	$6.11	$10.03	$12.32						
Number of accumulation units outstanding at end of period	712,985	554,232	377,822	178,149						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$6.71	$10.28	$10.08	$9.24						
Value at end of period	$8.28	$6.71	$10.28	$10.08						
Number of accumulation units outstanding at end of period	19,341	22,550	13,923	160						

CFI 197

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$14.25	$11.93	$16.62	$17.84	$18.35	$20.69	$21.33	$12.84
Value at end of period			$11.93	$16.62	$17.84	$18.35	$20.69	$21.33	$12.84	$16.73
Number of accumulation units outstanding at end of period			2,734	104,198	92,648	53,097	50,616	66,258	84,262	98,159
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.25	$11.22	$12.66	$13.60	$9.61
Value at end of period						$11.22	$12.66	$13.60	$9.61	$11.42
Number of accumulation units outstanding at end of period						29,858	62,966	69,439	118,802	143,977
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.51	$11.84	$13.12	$14.87	$8.96
Value at end of period						$11.84	$13.12	$14.87	$8.96	$12.35
Number of accumulation units outstanding at end of period						65,896	255,630	288,484	569,771	811,140
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.50	$7.88
Value at end of period								$13.50	$7.88	$10.73
Number of accumulation units outstanding at end of period								975,672	1,063,665	1,212,149
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$19.429	$17.127	$13.835	$10.27	$12.82	$13.76	$14.73	$16.66	$17.71	$10.94
Value at end of period	$17.127	$13.835	$10.27	$12.82	$13.76	$14.73	$16.66	$17.71	$10.94	$14.10
Number of accumulation units outstanding at end of period	10,368,984	13,342,021	12,235,332	11,175,837	8,778,509	7,617,503	7,001,728	4,688,558	3,711,290	3,375,353
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$23.235	$20.841	$17.822	$13.85	$17.29	$18.93	$19.75	$22.41	$23.30	$14.48
Value at end of period	$20.841	$17.822	$13.85	$17.29	$18.93	$19.75	$22.41	$23.30	$14.48	$17.67
Number of accumulation units outstanding at end of period	1,994,038	2,957,522	3,570,363	4,324,534	4,222,763	3,945,184	3,772,712	3,132,136	2,687,577	2,739,321
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.508	$14.851	$14.508	$12.63	$16.56	$19.11	$21.03	$22.78	$23.80	$14.71
Value at end of period	$14.851	$14.508	$12.63	$16.56	$19.11	$21.03	$22.78	$23.80	$14.71	$19.18
Number of accumulation units outstanding at end of period	174,355	543,328	1,116,834	1,475,862	2,898,090	1,970,343	2,003,739	1,875,734	1,636,315	1,651,797
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.686	$10.531	$10.677	$9.17	$12.37	$14.95	$15.93	$17.95	$16.66	$10.96
Value at end of period	$10.531	$10.677	$9.17	$12.37	$14.95	$15.93	$17.95	$16.66	$10.96	$13.54
Number of accumulation units outstanding at end of period	70,028	180,346	541,390	729,175	1,031,397	1,138,703	1,223,100	1,119,154	985,346	1,051,625
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$11.846	$12.859	$13.844	$14.85	$15.63	$16.23	$16.57	$17.07	$17.92	$16.24
Value at end of period	$12.859	$13.844	$14.85	$15.63	$16.23	$16.57	$17.07	$17.92	$16.24	$17.93
Number of accumulation units outstanding at end of period	1,038,668	2,285,456	2,737,925	2,524,137	2,467,064	2,133,801	2,187,159	2,009,478	1,700,056	1,623,258
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.40	$5.93
Value at end of period									$5.93	$7.50
Number of accumulation units outstanding at end of period									4,697	351,572
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period		$8.701	$9.553	$8.00	$10.30	$11.97	$12.97	$16.62	$18.66	$10.58
Value at end of period		$9.553	$8.00	$10.30	$11.97	$12.97	$16.62	$18.66	$10.58	$13.32
Number of accumulation units outstanding at end of period		131,898	951,177	1,757,394	2,256,853	425,158	463,297	580,800	587,996	669,777

Condensed Financial Information (continued)

ING JANUS CONTRARIAN PORTFOLIO
(Funds were first received in this option during May 2008)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period									$10.95	$5.76
Value at end of period									$5.76	$7.77
Number of accumulation units outstanding at end of period									20,974	82,837

ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO
(Funds were first received in this option during June 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$10.70	$13.43	$18.05	$24.75	$11.94
Value at end of period						$13.43	$18.05	$24.75	$11.94	$20.28
Number of accumulation units outstanding at end of period						63,578	195,945	231,591	206,597	219,825

ING JPMORGAN MID CAP VALUE PORTFOLIO
(Funds were first received in this option during May 2002)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period			$9.95	$9.18	$11.82	$14.12	$15.16	$17.49	$17.72	$11.75
Value at end of period			$9.18	$11.82	$14.12	$15.16	$17.49	$17.72	$11.75	$14.62
Number of accumulation units outstanding at end of period			19,851	52,794	157,368	233,128	296,418	390,468	296,735	303,115

ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO
(Funds were first received in this option during July 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$11.06	$11.31	$13.06	$12.71	$8.82
Value at end of period						$11.31	$13.06	$12.71	$8.82	$11.12
Number of accumulation units outstanding at end of period						2,084	17,726	26,743	33,115	34,156

ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$19.045	$13.429	$9.943	$6.37	$8.71	$9.46	$10.44	$11.40	$11.11	$6.68
Value at end of period	$13.429	$9.943	$6.37	$8.71	$9.46	$10.44	$11.40	$11.11	$6.68	$8.76
Number of accumulation units outstanding at end of period	2,470,780	2,960,170	2,780,749	3,231,773	2,680,860	2,364,927	2,250,202	1,548,930	1,290,937	1,246,721

ING LORD ABBETT AFFILIATED PORTFOLIO
(Funds were first received in this option during May 2006)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period							$10.15	$10.81	$11.17	$7.03
Value at end of period							$10.81	$11.17	$7.03	$8.29
Number of accumulation units outstanding at end of period							8,144	2,143,014	1,647,463	1,655,045

ING MARSICO GROWTH PORTFOLIO
(Funds were first received in this option during April 2008)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period									$10.23	$6.58
Value at end of period									$6.58	$8.42
Number of accumulation units outstanding at end of period									82,531	100,149

ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO
(Funds were first received in this option during July 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$10.20	$12.45	$15.29	$18.25	$9.12
Value at end of period						$12.45	$15.29	$18.25	$9.12	$12.43
Number of accumulation units outstanding at end of period						20,562	81,656	121,844	118,675	122,393

ING MFS TOTAL RETURN PORTFOLIO
(Funds were first received in this option during May 2003)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$10.98	$11.97	$13.17	$13.42	$14.87	$15.31	$11.77
Value at end of period				$11.97	$13.17	$13.42	$14.87	$15.31	$11.77	$13.74
Number of accumulation units outstanding at end of period				184,120	570,445	674,915	383,790	353,871	243,050	258,077

ING MFS UTILITIES PORTFOLIO
(Funds were first received in this option during May 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$10.06	$11.43	$14.80	$18.66	$11.51
Value at end of period						$11.43	$14.80	$18.66	$11.51	$15.13
Number of accumulation units outstanding at end of period						14,971	139,896	306,151	408,125	503,237

ING MIDCAP OPPORTUNITIES PORTFOLIO
(Funds were first received in this option during May 2002)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period			$8.96	$6.94	$9.39	$10.37	$11.33	$12.09	$15.05	$9.30
Value at end of period			$6.94	$9.39	$10.37	$11.33	$12.09	$15.05	$9.30	$13.02
Number of accumulation units outstanding at end of period			3,829	61,161	48,116	44,498	46,790	83,259	121,057	149,841

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.23	$14.00	$13.45	$12.95	$12.70	$12.69	$12.71	$12.63	$12.274	$11.654
Value at end of period	$14.14	$14.23	$14.00	$13.45	$12.95	$12.70	$12.69	$12.71	$12.63	$12.274
Number of accumulation units outstanding at end of period	3,839,351	4,585,229	3,818,074	2,584,991	1,474,751	1,795,249	2,350,678	2,493,907	2,364,040	1,864,850
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$8.86	$15.00	$14.21	$12.27	$10.01					
Value at end of period	$12.25	$8.86	$15.00	$14.21	$11.68					
Number of accumulation units outstanding at end of period	4,708,925	4,895,755	6,330,355	7,226,258	7,940,404					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$9.80	$11.71	$10.88	$10.16	$9.85					
Value at end of period	$11.80	$9.80	$11.71	$10.88	$10.03					
Number of accumulation units outstanding at end of period	1,438,469	1,398,547	1,353,515	1,245,768	1,262,918					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$14.52	$22.78	$22.33	$19.44	$18.35	$16.82	$13.64	$18.607	$20.795	$19.059
Value at end of period	$16.54	$14.52	$22.78	$22.33	$19.44	$18.35	$16.82	$13.64	$18.607	$20.795
Number of accumulation units outstanding at end of period	642,547	351,469	440,263	623,918	625,495	798,183	2,184,378	1,923,928	840,710	129,862
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.85	$11.53	$11.33	$10.50	$10.29					
Value at end of period	$13.08	$8.85	$11.53	$11.33	$10.50					
Number of accumulation units outstanding at end of period	113,042	50,114	57,290	79,071	17,239					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.72	$12.88	$11.89	$11.54	$11.42	$11.06	$10.73	$10.01		
Value at end of period	$14.19	$12.72	$12.88	$11.89	$11.54	$11.42	$11.06	$10.73		
Number of accumulation units outstanding at end of period	1,618,248	904,321	696,590	622,698	505,323	396,237	415,622	190,942		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.33	$9.15	$9.37							
Value at end of period	$7.06	$6.33	$9.15							
Number of accumulation units outstanding at end of period	3,001,481	2,802,649	3,096,950							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$7.31	$11.28	$10.81	$9.50						
Value at end of period	$9.01	$7.31	$11.28	$10.81						
Number of accumulation units outstanding at end of period	85,906	83,534	102,304	30,878						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.78	$11.13	$10.59	$10.00						
Value at end of period	$12.87	$7.78	$11.13	$10.59						
Number of accumulation units outstanding at end of period	137,395	60,170	70,355	18,525						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.38	$11.11	$10.62	$10.05						
Value at end of period	$9.16	$7.38	$11.11	$10.62						
Number of accumulation units outstanding at end of period	1,509,166	1,420,081	1,488,087	7,034						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.70									
Value at end of period	$12.56									
Number of accumulation units outstanding at end of period	20,615									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.64	$9.82								
Value at end of period	$8.13	$6.64								
Number of accumulation units outstanding at end of period	152,020	6,921								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.85									
Number of accumulation units outstanding at end of period	22,512									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.41									
Value at end of period	$12.84									
Number of accumulation units outstanding at end of period	27,968									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.92	$10.34								
Value at end of period	$8.22	$5.92								
Number of accumulation units outstanding at end of period	61,223	6,947								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.96	$10.05								
Value at end of period	$8.72	$6.96								
Number of accumulation units outstanding at end of period	55,268	12,287								
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period	$6.37	$9.82	$9.01	$8.08	$7.48	$6.86	$5.00	$8.956	$8.622	
Value at end of period	$8.26	$6.37	$9.82	$9.01	$8.08	$7.48	$6.86	$5.00	$8.956	
Number of accumulation units outstanding at end of period	256,579	197,318	149,833	112,478	97,859	86,221	93,414	7,498	51	
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.42	$29.92	$28.54	$24.68	$22.61	$19.96	$14.67	$19.296	$18.742	$17.737
Value at end of period	$25.79	$20.42	$29.92	$28.54	$24.68	$22.61	$19.96	$14.67	$19.296	$18.742
Number of accumulation units outstanding at end of period	622,413	590,550	648,029	892,199	856,723	980,499	1,108,004	918,004	798,138	569,784
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.80	$12.15	$11.73	$10.70	$10.34					
Value at end of period	$10.66	$8.80	$12.15	$11.73	$10.70					
Number of accumulation units outstanding at end of period	243,064	162,349	84,834	25,146	292					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.26	$12.62	$12.18	$10.93	$10.60					
Value at end of period	$10.29	$8.26	$12.62	$12.18	$10.93					
Number of accumulation units outstanding at end of period	420,890	214,323	150,320	55,398	9,513					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.14	$13.06	$12.53	$11.09	$10.69					
Value at end of period	$10.35	$8.14	$13.06	$12.53	$11.09					
Number of accumulation units outstanding at end of period	407,307	282,299	143,180	37,687	3,887					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.02	$13.47	$12.87	$11.29	$10.84					
Value at end of period	$10.31	$8.02	$13.47	$12.87	$11.29					
Number of accumulation units outstanding at end of period	280,819	165,753	113,691	66,361	4,412					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.65	$9.43								
Value at end of period	$9.11	$7.65								
Number of accumulation units outstanding at end of period	16,404	21,087								
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.93	$9.23								
Value at end of period	$8.52	$6.93								
Number of accumulation units outstanding at end of period	2,058	1,119								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$9.43	$11.43	$10.97	$10.32	$10.19					
Value at end of period	$10.94	$9.43	$11.43	$10.97	$10.32					
Number of accumulation units outstanding at end of period	76,015	64,790	32,055	8,772	671					
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$8.44	$13.55	$13.00	$12.52						
Value at end of period	$10.54	$8.44	$13.55	$13.00						
Number of accumulation units outstanding at end of period	1,777	677	161	24						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.86	$18.31	$17.48	$16.30	$15.85	$14.83	$13.18	$13.914	$14.397	$13.874
Value at end of period	$16.17	$13.86	$18.31	$17.48	$16.30	$15.85	$14.83	$13.18	$13.914	$14.397
Number of accumulation units outstanding at end of period	258,448	268,083	297,742	316,489	304,390	283,422	276,553	274,079	280,328	188,329
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$12.39	$19.58	$18.83	$16.80	$15.98	$14.41	$11.70	$13.707	$15.652	$15.915
Value at end of period	$15.37	$12.39	$19.58	$18.83	$16.80	$15.98	$14.41	$11.70	$13.707	$15.652
Number of accumulation units outstanding at end of period	416,480	412,934	486,642	596,800	569,316	540,416	514,284	476,634	489,144	409,441
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.88	$18.71	$17.92	$16.28	$15.71	$14.39	$12.17	$13.585	$14.754	$14.84
Value at end of period	$15.54	$12.88	$18.71	$17.92	$16.28	$15.71	$14.39	$12.17	$13.585	$14.754
Number of accumulation units outstanding at end of period	216,269	243,241	284,307	534,641	305,631	263,767	256,283	213,471	195,525	135,911
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$9.22	$12.85	$12.43	$10.95	$10.27					
Value at end of period	$12.16	$9.22	$12.85	$12.43	$10.95					
Number of accumulation units outstanding at end of period	3,840,472	3,247,292	3,707,037	1,887,389	402,362					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.84	$13.48	$12.01	$11.15	$9.93					
Value at end of period	$11.36	$7.84	$13.48	$12.01	$11.12					
Number of accumulation units outstanding at end of period	2,362,841	2,328,633	2,600,164	3,007,899	3,188,814					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$11.60	$18.23	$17.87	$15.15	$14.73	$12.95	$10.91			
Value at end of period	$14.36	$11.60	$18.23	$17.87	$15.15	$14.73	$12.95			
Number of accumulation units outstanding at end of period	435,884	311,881	299,385	274,172	190,861	1,217,762	15,411			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.11	$24.67	$22.67	$20.21	$19.23	$17.65	$13.62	$17.93	$20.172	$20.381
Value at end of period	$19.98	$14.11	$24.67	$22.67	$20.21	$19.23	$17.65	$13.62	$17.93	$20.172
Number of accumulation units outstanding at end of period	918,354	877,473	941,944	1,002,606	1,030,019	1,814,593	1,232,989	976,385	853,648	537,292

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.30	$10.20								
Value at end of period	$8.24	$6.30								
Number of accumulation units outstanding at end of period	1,174,934	1,233,294								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.71	$11.23	$11.08	$10.21						
Value at end of period	$8.78	$6.71	$11.23	$11.08						
Number of accumulation units outstanding at end of period	47,978	38,955	33,966	21,588						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$11.56	$19.39	$18.26	$15.79	$15.70	$14.05	$11.08	$16.024	$21.512	$23.045
Value at end of period	$16.58	$11.56	$19.39	$18.26	$15.79	$15.70	$14.05	$11.08	$16.024	$21.512
Number of accumulation units outstanding at end of period	662,227	596,197	677,430	905,679	975,622	1,163,385	1,368,664	1,214,496	1,201,445	862,760
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.20	$9.87								
Value at end of period	$10.69	$10.20								
Number of accumulation units outstanding at end of period	76,709	50,549								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.41	$12.42	$12.39	$10.93	$10.10	$8.89	$7.18	$9.659	$12.332	$13.04
Value at end of period	$9.66	$7.41	$12.42	$12.39	$10.93	$10.10	$8.89	$7.18	$9.659	$12.332
Number of accumulation units outstanding at end of period	422,603	457,400	562,838	839,608	841,153	924,555	1,074,705	1,046,671	1,231,653	886,127
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.83	$14.04	$14.51	$12.65	$12.35	$10.68	$8.32	$10.23		
Value at end of period	$11.23	$8.83	$14.04	$14.51	$12.65	$12.35	$10.68	$8.32		
Number of accumulation units outstanding at end of period	617,334	626,096	1,286,423	1,327,634	1,379,961	1,224,023	660,398	301,752		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.63	$12.25	$12.39	$11.41	$9.98					
Value at end of period	$11.70	$9.63	$12.25	$12.39	$10.71					
Number of accumulation units outstanding at end of period	2,597,190	2,829,579	3,507,975	3,718,204	3,397,749					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.66	$12.90	$12.70	$11.06	$10.68					
Value at end of period	$10.62	$8.66	$12.90	$12.70	$11.06					
Number of accumulation units outstanding at end of period	399,045	314,225	302,905	266,046	192,987					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.68	$10.04	$10.53	$9.67						
Value at end of period	$8.61	$6.68	$10.04	$10.53						
Number of accumulation units outstanding at end of period	5,882	8,812	9,732	10,983						
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$24.55	$29.46	$26.92	$24.56	$22.98	$21.39	$18.94	$20.447	$21.674	$22.39
Value at end of period	$30.59	$24.55	$29.46	$26.92	$24.56	$22.98	$21.39	$18.94	$20.447	$21.674
Number of accumulation units outstanding at end of period	227	838	908	1,226	1,191	1,730,560	2,462,110	2,411,351	1,820,730	1,132,981
JANUS ASPEN ENTERPRISE PORTFOLIO										
Value at beginning of period	$12.23	$21.94	$18.16	$16.15	$14.52	$12.15	$9.08	$12.729	$21.235	$31.457
Value at end of period	$17.53	$12.23	$21.94	$18.16	$16.15	$14.52	$12.15	$9.08	$12.729	$21.235
Number of accumulation units outstanding at end of period	9	603	651	362	330	2,758,953	3,676,655	3,607,318	3,633,557	2,444,196

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$13.104	$13.785	$14.703	$16.08	$16.94	$17.44	$17.61	$18.17	$19.25	$20.21
Value at end of period	$13.785	$14.703	$16.08	$16.94	$17.44	$17.61	$18.17	$19.25	$20.21	$22.66
Number of accumulation units outstanding at end of period	435,195	622,609	801,606	835,934	591,158	481	513	548	497	169
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$28.567	$23.852	$18.315	$13.51	$16.58	$17.20	$18.03	$21.10	$22.90	$12.55
Value at end of period	$23.852	$18.315	$13.51	$16.58	$17.20	$18.03	$21.10	$22.90	$12.55	$17.11
Number of accumulation units outstanding at end of period	3,118,616	3,691,115	3,404,028	3,013,889	2,030,795	697	724	1,178	896	253
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.24	$8.75	$5.33
Value at end of period								$8.75	$5.33	$7.29
Number of accumulation units outstanding at end of period								51	6,137	12,203
LKCM AQUINAS GROWTH FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$9.13
Value at end of period										$10.34
Number of accumulation units outstanding at end of period										117
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.38	$7.16
Value at end of period									$7.16	$9.11
Number of accumulation units outstanding at end of period									3,939	43,932
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period		$8.963	$9.352	$8.35	$10.32	$12.67	$13.58	$15.08	$15.02	$9.02
Value at end of period		$9.352	$8.35	$10.32	$12.67	$13.58	$15.08	$15.02	$9.02	$11.30
Number of accumulation units outstanding at end of period		55	186,527	476,178	2,256,746	1,210,233	1,192,809	1,219,708	999,731	982,771
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.71	$10.71	$11.38	$6.88
Value at end of period							$10.71	$11.38	$6.88	$8.88
Number of accumulation units outstanding at end of period							7,870	37,013	48,301	71,252
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.69	$11.34	$12.49	$14.82	$17.01	$10.47
Value at end of period					$11.34	$12.49	$14.82	$17.01	$10.47	$14.24
Number of accumulation units outstanding at end of period					117,405	260,861	330,652	414,798	562,865	592,610
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$20.48	$29.11	$40.70	$50.45	$66.86	$34.40
Value at end of period					$29.11	$40.70	$50.45	$66.86	$34.40	$61.89
Number of accumulation units outstanding at end of period					126,958	363,643	441,136	456,698	507,978	624,578
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.85	$11.74	$13.37	$13.08	$8.05
Value at end of period						$11.74	$13.37	$13.08	$8.05	$10.93
Number of accumulation units outstanding at end of period						10,297	38,102	87,838	104,048	135,726
PAX WORLD BALANCED FUND										
(Funds were first received in this option during November 2003)										
Value at beginning of period				$9.26	$9.51	$10.68	$11.14	$12.21	$13.23	$9.08
Value at end of period				$9.51	$10.68	$11.14	$12.21	$13.23	$9.08	$10.91
Number of accumulation units outstanding at end of period				1,383	336,606	806,137	1,100,688	1,112,254	1,039,841	1,221,039

CFI 204

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$10.03	$10.80	$10.92	$10.90	$11.93	$10.97
Value at end of period					$10.80	$10.92	$10.90	$11.93	$10.97	$12.86
Number of accumulation units outstanding at end of period					390,653	765,440	772,132	866,018	1,714,640	2,286,826
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.24	$12.75	$5.28
Value at end of period								$12.75	$5.28	$9.12
Number of accumulation units outstanding at end of period								380,615	347,146	498,946
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.73	$10.66	$10.76	$11.56	$12.11	$7.75
Value at end of period					$10.66	$10.76	$11.56	$12.11	$7.75	$12.31
Number of accumulation units outstanding at end of period					171,706	270,642	468,954	618,846	589,305	631,049
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.64	$6.18
Value at end of period									$6.18	$7.79
Number of accumulation units outstanding at end of period									25,313	31,964
SMALLCAP WORLD FUND®										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$10.17	$5.46
Value at end of period									$5.46	$8.30
Number of accumulation units outstanding at end of period									36,361	85,579
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.90	$11.63	$11.16	$12.53	$13.75	$14.47
Value at end of period					$11.63	$11.16	$12.53	$13.75	$14.47	$17.03
Number of accumulation units outstanding at end of period					186,462	386,507	853,274	1,807,197	1,839,213	2,191,368
THE BOND FUND OF AMERICA^{SM}										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.97	$8.71
Value at end of period									$8.71	$9.91
Number of accumulation units outstanding at end of period									40,459	126,048
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.65	$10.83	$12.25	$13.45	$14.77	$8.91
Value at end of period					$10.83	$12.25	$13.45	$14.77	$8.91	$11.87
Number of accumulation units outstanding at end of period					1,026,654	2,248,400	3,009,516	3,695,079	3,497,301	4,122,457
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.12	$10.50	$5.65
Value at end of period								$10.50	$5.65	$8.38
Number of accumulation units outstanding at end of period								309,588	237,477	338,140
WANGER SELECT										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.08	$11.43	$12.50	$14.81	$16.04	$8.09
Value at end of period					$11.43	$12.50	$14.81	$16.04	$8.09	$13.31
Number of accumulation units outstanding at end of period					68,515	181,406	429,155	865,789	736,136	932,387

CFI 205

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER USA										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.50	$14.23	$13.64	$12.77	$11.59	$9.82				
Value at end of period	$11.96	$8.50	$14.23	$13.64	$12.77	$11.59				
Number of accumulation units outstanding at end of period	612,093	495,854	393,115	322,348	183,270	54,256				
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.82	$13.33	$12.96	$11.10	$10.83	$9.79				
Value at end of period	$10.40	$8.82	$13.33	$12.96	$11.10	$10.83				
Number of accumulation units outstanding at end of period	1,150,809	1,086,017	1,229,889	1,219,007	1,100,846	649,315				

TABLE 23

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.46									
Value at end of period	$12.28									
Number of accumulation units outstanding at end of period	0									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.67	$11.72	$10.57	$10.05	$9.33	$8.84	$6.90	$9.217	$12.142	$13.772
Value at end of period	$7.99	$6.67	$11.72	$10.57	$10.05	$9.33	$8.84	$6.90	$9.217	$12.142
Number of accumulation units outstanding at end of period	28,511	31,257	53,911	63,038	26,124	30,727	17,248	13,023	9,774	4,566
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.48	$10.82	$10.11	$8.75	$8.40	$7.79	$6.33	$7.574	$9.92	$11.732
Value at end of period	$9.49	$7.48	$10.82	$10.11	$8.75	$8.40	$7.79	$6.33	$7.574	$9.92
Number of accumulation units outstanding at end of period	64,029	86,234	115,519	127,347	91,074	106,782	73,242	71,918	63,881	31,267
ALGER GREEN FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$11.22									
Value at end of period	$12.97									
Number of accumulation units outstanding at end of period	276									
AMANA GROWTH FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.61									
Value at end of period	$9.61									
Number of accumulation units outstanding at end of period	217									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.14									
Value at end of period	$10.71									
Number of accumulation units outstanding at end of period	1,792									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.75	$9.02								
Value at end of period	$7.95	$5.75								
Number of accumulation units outstanding at end of period	779	166								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$12.15
Value at end of period										$12.61
Number of accumulation units outstanding at end of period										7
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$16.576	$15.89	$14.632	$12.72	$15.02	$16.09	$16.82	$18.11	$18.41	$12.51
Value at end of period	$15.89	$14.632	$12.72	$15.02	$16.09	$16.82	$18.11	$18.41	$12.51	$15.51
Number of accumulation units outstanding at end of period	36,607	25,366	27,892	31,600	39,361	41,601	41,874	28,402	12,996	9,009
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$7.88
Value at end of period										$7.97
Number of accumulation units outstanding at end of period										23
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.97	$11.47	$13.73	$16.56	$19.48	$11.46
Value at end of period					$11.47	$13.73	$16.56	$19.48	$11.46	$15.77
Number of accumulation units outstanding at end of period					11,698	37,430	93,961	146,947	66,850	56,875
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$16.08	$18.35	$20.06	$24.10	$21.91	$14.80
Value at end of period					$18.35	$20.06	$24.10	$21.91	$14.80	$19.02
Number of accumulation units outstanding at end of period					12,774	31,828	45,659	37,092	34,945	19,065
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$21.828	$20.171	$17.515	$15.71	$19.97	$22.82	$26.41	$29.20	$33.97	$19.33
Value at end of period	$20.171	$17.515	$15.71	$19.97	$22.82	$26.41	$29.20	$33.97	$19.33	$25.95
Number of accumulation units outstanding at end of period	141,388	167,705	197,285	219,719	338,622	381,525	396,001	341,656	219,261	166,720
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.931	$17.092	$16.075	$13.21	$17.04	$18.80	$19.70	$23.43	$23.54	$13.36
Value at end of period	$17.092	$16.075	$13.21	$17.04	$18.80	$19.70	$23.43	$23.54	$13.36	$17.21
Number of accumulation units outstanding at end of period	60,783	109,946	129,243	156,688	229,307	239,650	258,167	262,429	125,299	85,701
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.754	$20.926	$17.051	$11.79	$15.50	$15.86	$16.60	$17.56	$22.06	$11.53
Value at end of period	$20.926	$17.051	$11.79	$15.50	$15.86	$16.60	$17.56	$22.06	$11.53	$14.64
Number of accumulation units outstanding at end of period	122,517	223,900	236,099	284,568	395,236	358,147	367,212	302,333	104,016	60,361
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.525	$14.83	$11.568	$9.13	$12.95	$14.56	$17.15	$20.04	$23.26	$12.94
Value at end of period	$14.83	$11.568	$9.13	$12.95	$14.56	$17.15	$20.04	$23.26	$12.94	$16.20
Number of accumulation units outstanding at end of period	7,533	10,958	11,310	23,146	29,916	25,154	32,815	20,550	13,669	10,238
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$11.49	$9.25	$12.09	$14.81	$15.94	$18.45	$17.83	$11.81
Value at end of period			$9.25	$12.09	$14.81	$15.94	$18.45	$17.83	$11.81	$15.10
Number of accumulation units outstanding at end of period			4,858	9,265	34,478	42,784	51,034	48,377	27,827	31,209
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.89	$6.11
Value at end of period									$6.11	$8.06
Number of accumulation units outstanding at end of period									2,982	6,917

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.53	$8.09	$10.85	$13.03	$13.91	$15.89	$15.26	$11.09
Value at end of period			$8.09	$10.85	$13.03	$13.91	$15.89	$15.26	$11.09	$14.89
Number of accumulation units outstanding at end of period			558	2,931	7,978	5,591	4,995	5,293	4,519	4,583
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.81	$11.70	$13.35	$17.07	$19.67	$10.97
Value at end of period					$11.70	$13.35	$17.07	$19.67	$10.97	$13.06
Number of accumulation units outstanding at end of period					1,199	6,506	13,827	10,596	8,259	7,668
ING BALANCED PORTFOLIO										
Value at beginning of period	$17.177	$16.903	$16.021	$14.22	$16.73	$18.11	$18.68	$20.34	$21.24	$15.11
Value at end of period	$16.903	$16.021	$14.22	$16.73	$18.11	$18.68	$20.34	$21.24	$15.11	$17.83
Number of accumulation units outstanding at end of period	143,923	165,848	160,254	167,845	219,420	202,065	198,120	154,720	77,643	55,247
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period							$10.03	$10.10	$10.89	$6.35
Value at end of period							$10.10	$10.89	$6.35	$8.44
Number of accumulation units outstanding at end of period							2	299	882	1,039
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$8.63	$8.70	$11.49	$14.54	$15.45	$17.62	$18.50	$10.76
Value at end of period			$8.70	$11.49	$14.54	$15.45	$17.62	$18.50	$10.76	$14.39
Number of accumulation units outstanding at end of period			101	2,375	12,764	35,621	42,830	41,192	15,894	19,260
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.68	$10.44	$6.31
Value at end of period								$10.44	$6.31	$8.15
Number of accumulation units outstanding at end of period								145,002	114,357	83,443
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$9.202	$5.836	$4.449	$2.58	$3.72	$3.64	$4.02	$4.27	$5.03	$2.99
Value at end of period	$5.836	$4.449	$2.58	$3.72	$3.64	$4.02	$4.27	$5.03	$2.99	$4.52
Number of accumulation units outstanding at end of period	12,023	17,209	28,069	52,893	95,759	101,298	95,516	105,686	41,758	26,792
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.70
Value at end of period									$6.70	$8.87
Number of accumulation units outstanding at end of period									25,587	12,092
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$10.05	$12.31	$10.02	$6.10
Value at end of period							$12.31	$10.02	$6.10	$8.20
Number of accumulation units outstanding at end of period							7,462	14,211	14,404	6,343
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.32	$10.08	$10.27	$6.70
Value at end of period							$10.08	$10.27	$6.70	$8.27
Number of accumulation units outstanding at end of period							17	498	1,187	723

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$15.44	$11.92	$16.60	$17.81	$18.31	$20.63	$21.27	$12.79
Value at end of period			$11.92	$16.60	$17.81	$18.31	$20.63	$21.27	$12.79	$16.66
Number of accumulation units outstanding at end of period			58	3,118	5,109	3,035	6,471	6,105	4,827	3,999
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.22	$11.22	$12.65	$13.58	$9.59
Value at end of period						$11.22	$12.65	$13.58	$9.59	$11.39
Number of accumulation units outstanding at end of period						2,146	3,511	2,283	4,621	5,786
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.36	$11.84	$13.11	$14.85	$8.94
Value at end of period						$11.84	$13.11	$14.85	$8.94	$12.32
Number of accumulation units outstanding at end of period						1,599	9,777	6,958	5,658	4,781
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.49	$7.88
Value at end of period								$13.49	$7.88	$10.72
Number of accumulation units outstanding at end of period								55,334	50,498	37,878
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$19.393	$17.087	$13.796	$10.24	$12.77	$13.70	$14.66	$16.57	$17.61	$10.87
Value at end of period	$17.087	$13.796	$10.24	$12.77	$13.70	$14.66	$16.57	$17.61	$10.87	$14.01
Number of accumulation units outstanding at end of period	499,790	525,252	481,869	440,193	637,201	563,988	519,176	385,266	209,441	169,608
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$23.196	$20.796	$17.775	$13.80	$17.23	$18.85	$19.66	$22.29	$23.17	$14.39
Value at end of period	$20.796	$17.775	$13.80	$17.23	$18.85	$19.66	$22.29	$23.17	$14.39	$17.55
Number of accumulation units outstanding at end of period	104,346	177,687	204,821	239,183	278,889	271,230	254,587	232,046	79,403	58,601
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.498	$14.831	$14.481	$12.60	$16.51	$19.05	$20.95	$22.69	$23.68	$14.63
Value at end of period	$14.831	$14.481	$12.60	$16.51	$19.05	$20.95	$22.69	$23.68	$14.63	$19.07
Number of accumulation units outstanding at end of period	9,532	69,171	111,150	131,116	197,866	224,909	229,461	194,039	62,920	49,215
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.677	$10.517	$10.657	$9.15	$12.33	$14.90	$15.86	$17.87	$16.58	$10.90
Value at end of period	$10.517	$10.657	$9.15	$12.33	$14.90	$15.86	$17.87	$16.58	$10.90	$13.46
Number of accumulation units outstanding at end of period	3,796	7,455	25,189	36,243	63,034	73,087	79,276	68,751	29,022	19,004
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$11.824	$12.829	$13.805	$14.80	$15.57	$16.16	$16.49	$16.98	$17.82	$16.13
Value at end of period	$12.829	$13.805	$14.80	$15.57	$16.16	$16.49	$16.98	$17.82	$16.13	$17.81
Number of accumulation units outstanding at end of period	59,398	129,865	174,257	191,372	259,920	281,338	300,213	322,339	73,671	51,392
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$7.64	$5.92
Value at end of period									$5.92	$7.50
Number of accumulation units outstanding at end of period									807	7,245
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.92	$8.00	$10.28	$11.95	$12.94	$16.57	$18.60	$10.54
Value at end of period			$8.00	$10.28	$11.95	$12.94	$16.57	$18.60	$10.54	$13.26
Number of accumulation units outstanding at end of period			176	3,821	25,396	29,828	33,438	32,958	5,842	15,162

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$5.75	$9.40								
Value at end of period	$7.76	$5.75								
Number of accumulation units outstanding at end of period	3,346	1,638								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$11.92	$24.72	$18.04	$13.42	$10.64					
Value at end of period	$20.23	$11.92	$24.72	$18.04	$13.42					
Number of accumulation units outstanding at end of period	9,500	9,666	13,702	10,505	5,900					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$11.71	$17.67	$17.45	$15.14	$14.10	$11.81	$9.18	$8.75		
Value at end of period	$14.56	$11.71	$17.67	$17.45	$15.14	$14.10	$11.81	$9.18		
Number of accumulation units outstanding at end of period	3,986	6,470	18,425	27,636	21,150	15,658	2,817	531		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.80	$12.70	$13.05	$11.31	$11.21					
Value at end of period	$11.09	$8.80	$12.70	$13.05	$11.31					
Number of accumulation units outstanding at end of period	1,235	1,142	1,534	1,318	198					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.64	$11.04	$11.34	$10.39	$9.42	$8.68	$6.35	$9.915	$13.398	$19.011
Value at end of period	$8.70	$6.64	$11.04	$11.34	$10.39	$9.42	$8.68	$6.35	$9.915	$13.398
Number of accumulation units outstanding at end of period	84,347	120,140	212,983	254,688	293,330	322,444	249,182	219,161	204,337	208,959
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.02	$11.16	$11.00							
Value at end of period	$8.27	$7.02	$11.16							
Number of accumulation units outstanding at end of period	72,756	64,915	154,389							
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.57	$10.23								
Value at end of period	$8.41	$6.57								
Number of accumulation units outstanding at end of period	1,779	1,310								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$9.11	$18.23	$15.28	$12.45	$12.27					
Value at end of period	$12.40	$9.11	$18.23	$15.28	$12.45					
Number of accumulation units outstanding at end of period	1,070	4,566	7,821	4,783	207					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$11.74	$15.27	$14.84	$13.40	$13.16	$11.97	$11.07			
Value at end of period	$13.69	$11.74	$15.27	$14.84	$13.40	$13.16	$11.97			
Number of accumulation units outstanding at end of period	15,825	17,227	21,492	21,235	21,115	19,754	5,448			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.49	$18.64	$14.79	$11.85						
Value at end of period	$15.10	$11.49	$18.64	$14.79						
Number of accumulation units outstanding at end of period	9,462	8,718	12,130	7,134						
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$9.26	$15.00	$12.06	$11.31	$10.35	$9.38	$6.94	$8.83		
Value at end of period	$12.96	$9.26	$15.00	$12.06	$11.31	$10.35	$9.38	$6.94		
Number of accumulation units outstanding at end of period	1,172	1,265	2,864	2,245	2,996	6,324	2,910	222		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.632	$12.246	$12.594	$12.67	$12.65	$12.65	$12.89	$13.38	$13.92	$14.14
Value at end of period	$12.246	$12.594	$12.67	$12.65	$12.65	$12.89	$13.38	$13.92	$14.14	$14.04
Number of accumulation units outstanding at end of period	57,153	134,427	184,653	217,302	265,396	258,944	275,899	264,297	208,197	169,067
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.12	$12.15	$14.20	$14.97	$8.84
Value at end of period						$12.15	$14.20	$14.97	$8.84	$11.72
Number of accumulation units outstanding at end of period						737,045	908,574	739,834	361,586	264,766
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.00	$10.13	$10.76	$11.70	$9.68
Value at end of period						$10.13	$10.76	$11.70	$9.68	$11.65
Number of accumulation units outstanding at end of period						153,988	132,596	131,023	98,319	84,120
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$19.033	$20.756	$18.563	$13.60	$16.77	$18.28	$19.36	$22.22	$22.65	$14.43
Value at end of period	$20.756	$18.563	$13.60	$16.77	$18.28	$19.36	$22.22	$22.65	$14.43	$16.44
Number of accumulation units outstanding at end of period	10,459	31,765	40,581	44,765	63,731	64,680	63,431	49,775	31,051	38,034
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.16	$10.50	$11.32	$11.52	$8.83
Value at end of period						$10.50	$11.32	$11.52	$8.83	$13.05
Number of accumulation units outstanding at end of period						623	9,103	5,568	5,397	6,523
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.00	$10.73	$11.05	$11.41	$11.52	$11.86	$12.84	$12.68
Value at end of period			$10.73	$11.05	$11.41	$11.52	$11.86	$12.84	$12.68	$14.13
Number of accumulation units outstanding at end of period			10,892	25,166	76,587	107,135	127,859	120,414	50,215	59,175
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.37	$9.14	$6.32
Value at end of period								$9.14	$6.32	$7.05
Number of accumulation units outstanding at end of period								163,905	84,222	52,339
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.38	$10.81	$11.27	$7.30
Value at end of period							$10.81	$11.27	$7.30	$8.99
Number of accumulation units outstanding at end of period							2,555	18,320	8,998	8,751
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.17	$10.59	$11.12	$7.77
Value at end of period							$10.59	$11.12	$7.77	$12.85
Number of accumulation units outstanding at end of period							2,756	3,457	3,631	2,847
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.60	$10.61	$11.10	$7.37
Value at end of period							$10.61	$11.10	$7.37	$9.15
Number of accumulation units outstanding at end of period							584	45,674	30,014	30,326
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.70
Value at end of period										$12.55
Number of accumulation units outstanding at end of period										329

CFI 211

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$6.65									
Value at end of period	$8.12									
Number of accumulation units outstanding at end of period	946									
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.84									
Number of accumulation units outstanding at end of period	1,494									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.41									
Value at end of period	$12.84									
Number of accumulation units outstanding at end of period	211									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$5.92	$6.64								
Value at end of period	$8.21	$5.92								
Number of accumulation units outstanding at end of period	22	423								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$5.04									
Value at end of period	$8.72									
Number of accumulation units outstanding at end of period	114									
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$6.35	$9.79	$8.99	$8.07	$7.47	$6.85	$5.00	$7.19		
Value at end of period	$8.23	$6.35	$9.79	$8.99	$8.07	$7.47	$6.85	$5.00		
Number of accumulation units outstanding at end of period	2,897	6,248	5,796	8,082	6,678	6,479	6,115	2,545		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.31	$29.76	$28.40	$24.57	$22.52	$19.89	$14.62	$19.251	$18.707	$17.713
Value at end of period	$25.63	$20.31	$29.76	$28.40	$24.57	$22.52	$19.89	$14.62	$19.251	$18.707
Number of accumulation units outstanding at end of period	27,363	30,424	84,076	102,125	98,166	95,884	56,457	42,680	28,140	10,887
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.78	$12.13	$11.72	$10.85						
Value at end of period	$10.63	$8.78	$12.13	$11.72						
Number of accumulation units outstanding at end of period	74,874	78,014	68,901	12,403						
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.25	$12.60	$12.17	$10.92	$10.41					
Value at end of period	$10.26	$8.25	$12.60	$12.17	$10.92					
Number of accumulation units outstanding at end of period	39,984	49,902	63,914	17,886	524					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.13	$13.04	$12.52	$11.08	$10.71					
Value at end of period	$10.32	$8.13	$13.04	$12.52	$11.08					
Number of accumulation units outstanding at end of period	34,201	26,445	49,044	23,121	1,070					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.01	$13.46	$12.85	$11.29	$10.55					
Value at end of period	$10.29	$8.01	$13.46	$12.85	$11.29					
Number of accumulation units outstanding at end of period	11,904	15,801	42,982	15,839	1,685					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$7.71									
Value at end of period	$9.10									
Number of accumulation units outstanding at end of period	192									
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.92	$7.19								
Value at end of period	$8.52	$6.92								
Number of accumulation units outstanding at end of period	0	26								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.41	$11.41	$10.96	$10.32	$10.12					
Value at end of period	$10.92	$9.41	$11.41	$10.96	$10.32					
Number of accumulation units outstanding at end of period	20,186	8,686	14,214	1,817	1,501					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.77	$18.21	$17.39	$16.22	$15.78	$14.77	$13.13	$13.875	$14.363	$13.848
Value at end of period	$16.06	$13.77	$18.21	$17.39	$16.22	$15.78	$14.77	$13.13	$13.875	$14.363
Number of accumulation units outstanding at end of period	19,680	18,748	37,313	40,538	55,214	52,554	38,277	42,975	42,207	33,688
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$12.32	$19.47	$18.73	$16.72	$15.91	$14.35	$11.66	$13.668	$15.616	$15.886
Value at end of period	$15.26	$12.32	$19.47	$18.73	$16.72	$15.91	$14.35	$11.66	$13.668	$15.616
Number of accumulation units outstanding at end of period	61,867	75,845	172,070	163,468	149,811	137,115	92,838	91,473	76,586	52,034
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.80	$18.61	$17.83	$16.20	$15.64	$14.34	$12.13	$13.547	$14.719	$14.813
Value at end of period	$15.43	$12.80	$18.61	$17.83	$16.20	$15.64	$14.34	$12.13	$13.547	$14.719
Number of accumulation units outstanding at end of period	41,240	62,347	341,655	352,445	375,249	381,483	78,984	79,096	75,355	51,578
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.20	$12.83	$12.42	$10.95	$10.79					
Value at end of period	$12.13	$9.20	$12.83	$12.42	$10.95					
Number of accumulation units outstanding at end of period	58,446	93,764	246,957	122,324	8,282					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.82	$13.46	$12.39	$11.47	$9.93					
Value at end of period	$10.97	$7.82	$13.46	$12.39	$11.47					
Number of accumulation units outstanding at end of period	134,669	203,872	325,463	398,751	332,844					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$11.57	$18.19	$17.83	$15.13	$14.72	$12.94	$12.23			
Value at end of period	$14.31	$11.57	$18.19	$17.83	$15.13	$14.72	$12.94			
Number of accumulation units outstanding at end of period	9,467	11,747	15,002	20,492	19,570	12,973	434			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.02	$24.52	$22.55	$20.11	$19.14	$17.58	$13.57	$17.879	$20.125	$20.344
Value at end of period	$19.84	$14.02	$24.52	$22.55	$20.11	$19.14	$17.58	$13.57	$17.879	$20.125
Number of accumulation units outstanding at end of period	42,046	68,508	111,470	130,094	131,087	141,510	121,622	108,908	103,379	84,136
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.29	$10.20								
Value at end of period	$8.23	$6.29								
Number of accumulation units outstanding at end of period	39,786	54,247								

CFI 213

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$11.23	$11.22	$6.70
Value at end of period								$11.22	$6.70	$8.77
Number of accumulation units outstanding at end of period								1,254	3,165	697
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$23.003	$21.462	$15.979	$11.04	$14.00	$15.63	$15.71	$18.17	$19.28	$11.49
Value at end of period	$21.462	$15.979	$11.04	$14.00	$15.63	$15.71	$18.17	$19.28	$11.49	$16.46
Number of accumulation units outstanding at end of period	39,672	55,243	60,378	60,766	83,153	71,052	56,833	47,388	33,324	29,364
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.94	$10.20
Value at end of period									$10.20	$10.69
Number of accumulation units outstanding at end of period									537	1,346
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$13.016	$12.304	$9.632	$7.16	$8.85	$10.05	$10.88	$12.33	$12.34	$7.36
Value at end of period	$12.304	$9.632	$7.16	$8.85	$10.05	$10.88	$12.33	$12.34	$7.36	$9.59
Number of accumulation units outstanding at end of period	70,123	53,074	52,565	56,376	84,091	89,808	63,927	58,203	24,798	18,783
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$8.10	$8.32	$10.67	$12.33	$12.63	$14.48	$14.00	$8.80
Value at end of period			$8.32	$10.67	$12.33	$12.63	$14.48	$14.00	$8.80	$11.19
Number of accumulation units outstanding at end of period			29	9,136	42,392	60,219	63,369	52,780	22,049	17,850
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.16	$11.09	$11.94	$12.68	$9.27
Value at end of period						$11.09	$11.94	$12.68	$9.27	$11.67
Number of accumulation units outstanding at end of period						471,249	587,280	476,550	357,527	253,893
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.36	$11.06	$12.69	$12.88	$8.64
Value at end of period						$11.06	$12.69	$12.88	$8.64	$10.60
Number of accumulation units outstanding at end of period						1,332	2,247	5,725	8,015	5,996
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period							$9.47	$10.53	$10.03	$6.67
Value at end of period							$10.53	$10.03	$6.67	$8.59
Number of accumulation units outstanding at end of period							1,353	0	46	1,882
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period								$9.68	$8.75	$5.32
Value at end of period								$8.75	$5.32	$7.28
Number of accumulation units outstanding at end of period								170	374	10
LKCM AQUINAS GROWTH FUND										
(Funds were first received in this option during November 2007)										
Value at beginning of period								$12.09	$12.10	$8.01
Value at end of period								$12.10	$8.01	$10.31
Number of accumulation units outstanding at end of period								19,463	25,658	19,792
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$10.14	$7.16
Value at end of period									$7.16	$9.11
Number of accumulation units outstanding at end of period									180	234

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.73	$8.35	$10.30	$12.65	$13.55	$15.04	$14.97	$8.98
Value at end of period			$8.35	$10.30	$12.65	$13.55	$15.04	$14.97	$8.98	$11.26
Number of accumulation units outstanding at end of period			821	20,087	58,607	83,539	90,240	68,025	40,910	22,904
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.46	$10.71	$11.37	$6.87
Value at end of period							$10.71	$11.37	$6.87	$8.87
Number of accumulation units outstanding at end of period							1,407	575	1,456	3,670
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.16	$11.34	$12.48	$14.80	$16.98	$10.44
Value at end of period					$11.34	$12.48	$14.80	$16.98	$10.44	$14.20
Number of accumulation units outstanding at end of period					6,475	12,778	16,952	14,536	12,246	6,287
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$21.46	$29.05	$40.60	$50.29	$66.61	$34.26
Value at end of period					$29.05	$40.60	$50.29	$66.61	$34.26	$61.60
Number of accumulation units outstanding at end of period					10,521	26,875	27,689	28,076	25,177	13,796
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.97	$11.74	$13.36	$13.06	$8.03
Value at end of period						$11.74	$13.36	$13.06	$8.03	$10.91
Number of accumulation units outstanding at end of period						107	3,802	2,541	3,696	3,874
PAX WORLD BALANCED FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.65	$10.66	$11.11	$12.18	$13.19	$9.04
Value at end of period					$10.66	$11.11	$12.18	$13.19	$9.04	$10.85
Number of accumulation units outstanding at end of period					37,977	87,926	94,632	95,473	25,495	23,714
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.28	$10.80	$10.91	$10.88	$11.90	$10.95
Value at end of period					$10.80	$10.91	$10.88	$11.90	$10.95	$12.82
Number of accumulation units outstanding at end of period					9,234	20,396	22,705	9,460	27,192	26,578
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.67	$12.75	$5.27
Value at end of period								$12.75	$5.27	$9.11
Number of accumulation units outstanding at end of period								9,558	13,808	9,942
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.80	$10.66	$10.75	$11.54	$12.09	$7.73
Value at end of period					$10.66	$10.75	$11.54	$12.09	$7.73	$12.27
Number of accumulation units outstanding at end of period					7,083	10,596	14,703	29,781	23,034	13,212
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.87	$6.18
Value at end of period									$6.18	$7.79
Number of accumulation units outstanding at end of period									233	955

CFI 215

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
SMALLCAP WORLD FUND®										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$5.98	$5.46
Value at end of period									$5.46	$8.29
Number of accumulation units outstanding at end of period									214	1,720
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.28	$11.63	$11.15	$12.52	$13.73	$14.44
Value at end of period					$11.63	$11.15	$12.52	$13.73	$14.44	$16.98
Number of accumulation units outstanding at end of period					7,383	20,252	41,605	54,015	65,934	51,997
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.69	$8.71
Value at end of period									$8.71	$9.90
Number of accumulation units outstanding at end of period									375	2,769
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.07	$10.83	$12.24	$13.44	$14.74	$8.89
Value at end of period					$10.83	$12.24	$13.44	$14.74	$8.89	$11.83
Number of accumulation units outstanding at end of period					66,318	184,670	244,820	283,624	125,546	96,562
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.82	$10.49	$5.65
Value at end of period								$10.49	$5.65	$8.37
Number of accumulation units outstanding at end of period								5,225	6,419	2,462
WANGER SELECT										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.12	$11.42	$12.49	$14.79	$16.01	$8.07
Value at end of period					$11.42	$12.49	$14.79	$16.01	$8.07	$13.27
Number of accumulation units outstanding at end of period					12,680	22,351	31,002	70,844	18,916	12,367
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.73	$11.59	$12.76	$13.62	$14.20	$8.48
Value at end of period					$11.59	$12.76	$13.62	$14.20	$8.48	$11.93
Number of accumulation units outstanding at end of period					2,513	5,277	8,691	6,367	4,084	1,393
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.03	$10.83	$11.09	$12.94	$13.31	$8.80
Value at end of period					$10.83	$11.09	$12.94	$13.31	$8.80	$10.37
Number of accumulation units outstanding at end of period					27,631	68,544	76,720	63,508	41,857	26,706

Condensed Financial Information (continued)

TABLE 24

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.55									
Value at end of period	$12.28									
Number of accumulation units outstanding at end of period	286									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.63	$11.67	$10.53	$10.02	$9.30	$8.82	$6.89	$9.205	$12.132	$13.767
Value at end of period	$7.95	$6.63	$11.67	$10.53	$10.02	$9.30	$8.82	$6.89	$9.205	$12.132
Number of accumulation units outstanding at end of period	52,762	51,645	41,950	43,961	28,474	30,095	19,874	17,764	9,957	1,965
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.44	$10.77	$10.07	$8.73	$8.38	$7.77	$6.32	$7.564	$9.912	$11.728
Value at end of period	$9.44	$7.44	$10.77	$10.07	$8.73	$8.38	$7.77	$6.32	$7.564	$9.912
Number of accumulation units outstanding at end of period	75,123	63,605	53,729	68,774	58,391	58,398	35,062	41,825	30,661	24,518
ALGER GREEN FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$11.33									
Value at end of period	$12.97									
Number of accumulation units outstanding at end of period	298									
AMANA GROWTH FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$8.24									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	766									
AMANA INCOME FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$8.69									
Value at end of period	$9.89									
Number of accumulation units outstanding at end of period	8,007									
AMERICAN CENTURY® INCOME & GROWTH FUND										
(Funds were first received in this option during January 2001)										
Value at beginning of period		$36.33	$36.93	$31.95	$30.91	$27.72	$21.67	$27.255	$31.141	
Value at end of period		$23.43	$36.33	$36.93	$31.95	$30.91	$27.72	$21.67	$27.255	
Number of accumulation units outstanding at end of period		0	625	1,554	1,520	2,145	2,251	2,226	4,491	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.22									
Value at end of period	$10.71									
Number of accumulation units outstanding at end of period	6,424									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.75	$10.43								
Value at end of period	$7.94	$5.75								
Number of accumulation units outstanding at end of period	638	334								

CFI 217

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.09
Value at end of period										$12.61
Number of accumulation units outstanding at end of period										11
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$16.546	$15.853	$14.591	$12.68	$14.96	$16.02	$16.74	$18.01	$18.30	$12.43
Value at end of period	$15.853	$14.591	$12.68	$14.96	$16.02	$16.74	$18.01	$18.30	$12.43	$15.41
Number of accumulation units outstanding at end of period	15,619	37,568	46,212	40,704	41,804	26,627	35,815	43,564	34,686	39,584
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.88	$6.09
Value at end of period									$6.09	$7.96
Number of accumulation units outstanding at end of period									1,664	3,189
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$10.00	$11.46	$13.72	$16.54	$19.44	$11.43
Value at end of period					$11.46	$13.72	$16.54	$19.44	$11.43	$15.73
Number of accumulation units outstanding at end of period					26,520	17,827	37,909	42,812	66,318	86,617
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$16.63	$18.31	$20.00	$24.02	$21.83	$14.74
Value at end of period					$18.31	$20.00	$24.02	$21.83	$14.74	$18.93
Number of accumulation units outstanding at end of period					7,952	10,452	15,413	21,884	20,995	19,957
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$21.789	$20.124	$17.466	$15.66	$19.90	$22.73	$26.28	$29.04	$33.78	$19.20
Value at end of period	$20.124	$17.466	$15.66	$19.90	$22.73	$26.28	$29.04	$33.78	$19.20	$25.78
Number of accumulation units outstanding at end of period	56,051	87,802	100,695	110,439	198,818	228,606	237,295	238,540	238,470	251,312
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.902	$17.053	$16.029	$13.17	$16.97	$18.72	$19.60	$23.31	$23.40	$13.27
Value at end of period	$17.053	$16.029	$13.17	$16.97	$18.72	$19.60	$23.31	$23.40	$13.27	$17.09
Number of accumulation units outstanding at end of period	31,932	91,020	114,751	132,197	191,321	147,293	137,310	128,485	142,173	146,696
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.71	$20.877	$17.003	$11.75	$15.44	$15.79	$16.52	$17.46	$21.93	$11.46
Value at end of period	$20.877	$17.003	$11.75	$15.44	$15.79	$16.52	$17.46	$21.93	$11.46	$14.54
Number of accumulation units outstanding at end of period	67,647	105,975	125,205	154,335	252,037	220,215	184,024	207,267	200,469	204,620
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.00	$14.795	$11.535	$9.10	$12.90	$14.50	$17.07	$19.93	$23.13	$12.85
Value at end of period	$14.795	$11.535	$9.10	$12.90	$14.50	$17.07	$19.93	$23.13	$12.85	$16.09
Number of accumulation units outstanding at end of period	8,320	11,538	14,368	11,515	27,192	29,078	26,422	28,094	23,844	26,517
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$11.74	$9.24	$12.08	$14.78	$15.91	$18.40	$17.77	$11.77
Value at end of period			$9.24	$12.08	$14.78	$15.91	$18.40	$17.77	$11.77	$15.04
Number of accumulation units outstanding at end of period			7,939	10,330	24,914	29,405	14,898	19,117	18,329	27,950
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.14	$6.10
Value at end of period									$6.10	$8.05
Number of accumulation units outstanding at end of period									1,660	18,090

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.05	$15.22	$15.85	$13.88	$13.01	$10.84	$8.09	$10.20		
Value at end of period	$14.84	$11.05	$15.22	$15.85	$13.88	$13.01	$10.84	$8.09		
Number of accumulation units outstanding at end of period	7,589	7,799	6,331	10,730	10,290	8,794	1,689	663		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.95	$19.64	$17.05	$13.34	$11.69	$9.90				
Value at end of period	$13.02	$10.95	$19.64	$17.05	$13.34	$11.69				
Number of accumulation units outstanding at end of period	24,475	19,218	15,757	5,833	2,384	981				
ING BALANCED PORTFOLIO										
Value at beginning of period	$15.02	$21.12	$20.23	$18.59	$18.03	$16.66	$14.17	$15.976	$16.864	$17.146
Value at end of period	$17.71	$15.02	$21.12	$20.23	$18.59	$18.03	$16.66	$14.17	$15.976	$16.864
Number of accumulation units outstanding at end of period	188,955	184,495	177,825	210,713	236,692	266,424	99,803	60,447	60,130	45,823
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$6.34	$10.88	$10.10	$9.56						
Value at end of period	$8.42	$6.34	$10.88	$10.10						
Number of accumulation units outstanding at end of period	1,913	1,431	366	158						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$10.72	$18.45	$17.58	$15.42	$14.52	$11.48	$8.69	$8.85		
Value at end of period	$14.33	$10.72	$18.45	$17.58	$15.42	$14.52	$11.48	$8.69		
Number of accumulation units outstanding at end of period	30,478	26,314	14,424	14,490	8,984	15,392	3,277	122		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.30	$10.43	$10.68							
Value at end of period	$8.14	$6.30	$10.43							
Number of accumulation units outstanding at end of period	121,001	119,374	125,026							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$2.98	$5.01	$4.25	$4.01	$3.63	$3.71	$2.58	$4.445	$5.834	$9.939
Value at end of period	$4.50	$2.98	$5.01	$4.25	$4.01	$3.63	$3.71	$2.58	$4.445	$5.834
Number of accumulation units outstanding at end of period	69,987	62,764	53,131	43,128	51,987	52,631	47,125	20,196	19,650	0
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.70	$9.74								
Value at end of period	$8.87	$6.70								
Number of accumulation units outstanding at end of period	21,833	22,328								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.09	$10.02	$12.31	$10.10						
Value at end of period	$8.19	$6.09	$10.02	$12.31						
Number of accumulation units outstanding at end of period	18,035	14,366	10,628	15,094						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$6.69	$10.26	$10.07	$9.83						
Value at end of period	$8.25	$6.69	$10.26	$10.07						
Number of accumulation units outstanding at end of period	323	3,093	740	210						

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period			$11.21	$11.92	$16.58	$17.79	$18.28	$20.58	$21.20	$12.74
Value at end of period			$11.92	$16.58	$17.79	$18.28	$20.58	$21.20	$12.74	$16.59
Number of accumulation units outstanding at end of period			46	1,487	4,387	3,280	2,661	3,678	4,430	7,227
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.92	$11.22	$12.64	$13.57	$9.57
Value at end of period						$11.22	$12.64	$13.57	$9.57	$11.36
Number of accumulation units outstanding at end of period						21	2,067	3,822	6,501	10,283
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.01	$11.84	$13.10	$14.83	$8.93
Value at end of period						$11.84	$13.10	$14.83	$8.93	$12.29
Number of accumulation units outstanding at end of period						562	8,095	11,353	12,895	18,853
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.48	$7.87
Value at end of period								$13.48	$7.87	$10.70
Number of accumulation units outstanding at end of period								86,299	75,024	79,614
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$19.358	$17.047	$13.00	$10.21	$12.73	$13.64	$14.59	$16.48	$17.51	$10.80
Value at end of period	$17.047	$13.757	$10.21	$12.73	$13.64	$14.59	$16.48	$17.51	$10.80	$13.91
Number of accumulation units outstanding at end of period	221,198	294,162	283,693	290,139	389,153	370,045	325,909	243,063	203,477	226,889
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$23.158	$20.751	$17.728	$13.76	$17.17	$18.77	$19.57	$22.18	$23.04	$14.31
Value at end of period	$20.751	$17.728	$13.76	$17.17	$18.77	$19.57	$22.18	$23.04	$14.31	$17.43
Number of accumulation units outstanding at end of period	76,997	112,980	135,043	160,364	166,098	154,079	138,038	150,032	153,609	145,572
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.487	$14.811	$14.454	$12.57	$16.46	$18.98	$20.87	$22.59	$23.57	$14.55
Value at end of period	$14.811	$14.454	$12.57	$16.46	$18.98	$20.87	$22.59	$23.57	$14.55	$18.96
Number of accumulation units outstanding at end of period	5,612	37,048	69,607	91,228	149,316	138,563	103,878	98,523	110,413	114,914
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.669	$10.503	$10.637	$9.13	$12.30	$14.85	$15.80	$17.79	$16.50	$10.84
Value at end of period	$10.503	$10.637	$9.13	$12.30	$14.85	$15.80	$17.79	$16.50	$10.84	$13.39
Number of accumulation units outstanding at end of period	1,063	8,426	24,800	24,475	50,782	56,931	48,712	52,194	67,034	62,131
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$11.803	$12.80	$13.00	$14.75	$15.51	$16.09	$16.41	$16.89	$17.71	$16.03
Value at end of period	$12.80	$13.766	$14.75	$15.51	$16.09	$16.41	$16.89	$17.71	$16.03	$17.69
Number of accumulation units outstanding at end of period	17,651	68,466	85,507	85,778	147,951	159,531	121,216	112,915	130,908	123,089
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$5.19	$5.92
Value at end of period									$5.92	$7.49
Number of accumulation units outstanding at end of period									6	23,002
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.20	$7.99	$10.27	$11.93	$12.91	$16.53	$18.54	$10.50
Value at end of period			$7.99	$10.27	$11.93	$12.91	$16.53	$18.54	$10.50	$13.21
Number of accumulation units outstanding at end of period			2,454	4,740	20,980	22,145	8,661	11,068	16,271	18,533

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.74	$9.36								
Value at end of period	$7.75	$5.74								
Number of accumulation units outstanding at end of period	2,610	760								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.90	$24.68	$18.02	$13.42	$10.91					
Value at end of period	$20.19	$11.90	$24.68	$18.02	$13.42					
Number of accumulation units outstanding at end of period	20,252	13,653	11,287	9,723	2,568					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.67	$17.62	$17.41	$15.11	$14.08	$11.80	$9.18	$9.50		
Value at end of period	$14.50	$11.67	$17.62	$17.41	$15.11	$14.08	$11.80	$9.18		
Number of accumulation units outstanding at end of period	24,186	19,104	15,612	13,439	11,724	6,863	2,300	220		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.79	$12.68	$13.04	$12.03						
Value at end of period	$11.07	$8.79	$12.68	$13.04						
Number of accumulation units outstanding at end of period	3,672	2,627	2,792	2,373						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.60	$10.98	$11.28	$10.34	$9.38	$8.65	$6.33	$9.887	$13.367	$18.976
Value at end of period	$8.64	$6.60	$10.98	$11.28	$10.34	$9.38	$8.65	$6.33	$9.887	$13.367
Number of accumulation units outstanding at end of period	100,983	89,384	83,485	87,544	104,360	113,873	94,672	72,342	68,031	44,716
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$7.01	$11.15	$10.80	$10.15						
Value at end of period	$8.26	$7.01	$11.15	$10.80						
Number of accumulation units outstanding at end of period	66,331	56,369	67,514	1,231						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.57	$10.23								
Value at end of period	$8.40	$6.57								
Number of accumulation units outstanding at end of period	3,947	2,789								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.09	$18.20	$15.26	$12.44	$10.95					
Value at end of period	$12.37	$9.09	$18.20	$15.26	$12.44					
Number of accumulation units outstanding at end of period	13,858	11,952	8,885	5,301	360					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.70	$15.24	$14.82	$13.38	$13.15	$11.96	$11.20			
Value at end of period	$13.65	$11.70	$15.24	$14.82	$13.38	$13.15	$11.96			
Number of accumulation units outstanding at end of period	60,274	53,153	63,686	59,560	89,822	61,818	82			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.47	$18.61	$14.78	$11.42	$10.06					
Value at end of period	$15.06	$11.47	$18.61	$14.78	$11.42					
Number of accumulation units outstanding at end of period	15,460	12,392	11,493	1,840	1,224					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$9.23	$14.96	$12.03	$11.28	$10.34	$9.37	$6.93	$7.94		
Value at end of period	$12.91	$9.23	$14.96	$12.03	$11.28	$10.34	$9.37	$6.93		
Number of accumulation units outstanding at end of period	13,907	13,434	12,930	8,043	10,685	6,064	1,308	40		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.05	$13.84	$13.31	$12.83	$12.59	$12.60	$12.62	$12.559	$12.218	$11.611
Value at end of period	$13.95	$14.05	$13.84	$13.31	$12.83	$12.59	$12.60	$12.62	$12.559	$12.218
Number of accumulation units outstanding at end of period	314,528	287,943	217,781	171,087	167,862	206,605	192,899	162,881	121,077	39,771
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.83	$14.35	$13.61	$12.15	$10.12					
Value at end of period	$12.18	$8.83	$14.35	$13.61	$12.15					
Number of accumulation units outstanding at end of period	433,687	406,349	457,542	484,189	520,551					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.76	$11.56	$10.75	$10.12	$9.99					
Value at end of period	$11.62	$9.76	$11.56	$10.75	$10.12					
Number of accumulation units outstanding at end of period	116,248	110,698	106,418	108,134	138,695					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$14.35	$22.53	$22.12	$19.27	$18.21	$16.71	$13.56	$18.519	$20.718	$19.007
Value at end of period	$16.34	$14.35	$22.53	$22.12	$19.27	$18.21	$16.71	$13.56	$18.519	$20.718
Number of accumulation units outstanding at end of period	50,859	35,735	34,349	19,655	37,553	36,915	29,575	20,408	12,380	1,299
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.81	$11.50	$11.31	$10.49	$10.45					
Value at end of period	$13.02	$8.81	$11.50	$11.31	$10.49					
Number of accumulation units outstanding at end of period	11,047	1,597	976	4,007	146					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$12.64	$12.80	$11.83	$11.50	$11.39	$11.04	$10.73	$10.15		
Value at end of period	$14.08	$12.64	$12.80	$11.83	$11.50	$11.39	$11.04	$10.73		
Number of accumulation units outstanding at end of period	85,706	43,629	30,548	34,960	93,171	79,788	16,759	4,887		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.31	$9.14	$9.36							
Value at end of period	$7.04	$6.31	$9.14							
Number of accumulation units outstanding at end of period	121,469	117,145	86,932							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$7.29	$11.26	$10.80	$10.57						
Value at end of period	$8.97	$7.29	$11.26	$10.80						
Number of accumulation units outstanding at end of period	8,371	5,593	4,510	6						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.76	$11.11	$10.59	$9.98						
Value at end of period	$12.82	$7.76	$11.11	$10.59						
Number of accumulation units outstanding at end of period	9,254	581	5,032	1,034						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.36	$11.09	$10.61	$9.22						
Value at end of period	$9.13	$7.36	$11.09	$10.61						
Number of accumulation units outstanding at end of period	46,953	33,073	48,004	154						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.70									
Value at end of period	$12.55									
Number of accumulation units outstanding at end of period	6,304									

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$7.16	$6.63
Value at end of period									$6.63	$8.12
Number of accumulation units outstanding at end of period									347	4,970
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.06
Value at end of period										$11.84
Number of accumulation units outstanding at end of period										10,462
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.41
Value at end of period										$12.83
Number of accumulation units outstanding at end of period										1,542
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$6.76	$5.92
Value at end of period									$5.92	$8.20
Number of accumulation units outstanding at end of period									227	234
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$10.29	$6.96
Value at end of period									$6.96	$8.71
Number of accumulation units outstanding at end of period									629	7
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period			$5.22	$4.99	$6.85	$7.46	$8.05	$8.96	$9.76	$6.32
Value at end of period			$4.99	$6.85	$7.46	$8.05	$8.96	$9.76	$6.32	$8.19
Number of accumulation units outstanding at end of period			9	1,863	4,124	10,366	9,466	11,295	7,518	7,626
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.689	$18.673	$19.205	$14.58	$19.83	$22.43	$24.47	$28.26	$29.60	$20.19
Value at end of period	$18.673	$19.205	$14.58	$19.83	$22.43	$24.47	$28.26	$29.60	$20.19	$25.47
Number of accumulation units outstanding at end of period	7,637	22,421	33,179	46,693	52,216	44,759	36,971	35,119	38,814	37,414
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.61	$10.69	$11.71	$12.12	$8.77
Value at end of period						$10.69	$11.71	$12.12	$8.77	$10.61
Number of accumulation units outstanding at end of period						4,440	5,347	13,247	20,302	41,741
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.73	$10.92	$12.16	$12.58	$8.23
Value at end of period						$10.92	$12.16	$12.58	$8.23	$10.24
Number of accumulation units outstanding at end of period						3,004	15,283	28,203	63,037	100,655
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.82	$11.08	$12.50	$13.02	$8.11
Value at end of period						$11.08	$12.50	$13.02	$8.11	$10.30
Number of accumulation units outstanding at end of period						83	2,582	12,884	56,998	85,420
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.87	$11.29	$12.84	$13.44	$7.99
Value at end of period						$11.29	$12.84	$13.44	$7.99	$10.27
Number of accumulation units outstanding at end of period						68	4,650	15,364	55,700	86,835

CFI 223

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$7.64	$8.02								
Value at end of period	$9.10	$7.64								
Number of accumulation units outstanding at end of period	2,515	2,891								
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$6.92	$6.91								
Value at end of period	$8.51	$6.92								
Number of accumulation units outstanding at end of period	9	6								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$9.39	$11.40	$10.95	$10.31	$10.15					
Value at end of period	$10.89	$9.39	$11.40	$10.95	$10.31					
Number of accumulation units outstanding at end of period	5,371	6,427	4,346	351	6					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.68	$18.10	$17.30	$16.14	$15.72	$14.71	$13.09	$13.836	$14.33	$13.823
Value at end of period	$15.95	$13.68	$18.10	$17.30	$16.14	$15.72	$14.71	$13.09	$13.836	$14.33
Number of accumulation units outstanding at end of period	43,410	39,158	46,007	47,213	49,574	47,464	28,751	28,653	30,464	23,916
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$12.24	$19.35	$18.63	$16.64	$15.84	$14.30	$11.63	$13.00	$15.58	$15.857
Value at end of period	$15.16	$12.24	$19.35	$18.63	$16.64	$15.84	$14.30	$11.63	$13.63	$15.58
Number of accumulation units outstanding at end of period	76,718	66,139	69,869	72,441	78,885	60,403	51,467	46,766	44,706	28,871
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.72	$18.50	$17.73	$16.12	$15.57	$14.28	$12.09	$13.508	$14.685	$14.786
Value at end of period	$15.33	$12.72	$18.50	$17.73	$16.12	$15.57	$14.28	$12.09	$13.508	$14.685
Number of accumulation units outstanding at end of period	86,225	81,075	72,297	67,305	77,120	74,480	75,675	58,967	57,924	47,415
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.19	$12.81	$12.41	$10.94	$10.76					
Value at end of period	$12.11	$9.19	$12.81	$12.41	$10.94					
Number of accumulation units outstanding at end of period	97,826	68,192	47,949	19,552	10,344					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.81	$13.44	$11.99	$11.46	$9.93					
Value at end of period	$11.30	$7.81	$13.44	$11.99	$11.46					
Number of accumulation units outstanding at end of period	251,334	235,938	253,547	272,768	319,356					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.54	$18.15	$17.80	$15.11	$14.70	$12.94	$11.44			
Value at end of period	$14.27	$11.54	$18.15	$17.80	$15.11	$14.70	$12.94			
Number of accumulation units outstanding at end of period	57,570	44,338	34,317	28,964	31,357	14,049	526			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.94	$24.38	$22.43	$20.02	$19.06	$17.52	$13.53	$17.829	$20.079	$20.307
Value at end of period	$19.70	$13.94	$24.38	$22.43	$20.02	$19.06	$17.52	$13.53	$17.829	$20.079
Number of accumulation units outstanding at end of period	76,518	69,702	59,841	62,741	88,139	103,951	63,306	48,566	44,138	25,973
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.29	$10.20								
Value at end of period	$8.22	$6.29								
Number of accumulation units outstanding at end of period	64,766	47,147								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$10.00	$11.07	$11.21	$6.69
Value at end of period							$11.07	$11.21	$6.69	$8.75
Number of accumulation units outstanding at end of period							669	2,432	1,855	2,822
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$22.961	$21.412	$15.934	$11.01	$13.94	$15.57	$15.64	$18.07	$19.16	$11.42
Value at end of period	$21.412	$15.934	$11.01	$13.94	$15.57	$15.64	$18.07	$19.16	$11.42	$16.35
Number of accumulation units outstanding at end of period	12,813	32,216	38,125	44,713	64,681	57,732	40,272	39,555	39,512	43,802
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period									$9.78	$10.20
Value at end of period									$10.20	$10.68
Number of accumulation units outstanding at end of period									192	1,641
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$12.993	$12.275	$9.605	$7.13	$8.82	$10.01	$10.83	$12.26	$12.27	$7.31
Value at end of period	$12.275	$9.605	$7.13	$8.82	$10.01	$10.83	$12.26	$12.27	$7.31	$9.53
Number of accumulation units outstanding at end of period	27,356	42,534	44,242	45,679	61,545	49,072	44,742	25,103	24,844	27,530
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$8.80	$8.32	$10.66	$12.31	$12.60	$14.44	$13.96	$8.77
Value at end of period			$8.32	$10.66	$12.31	$12.60	$14.44	$13.96	$8.77	$11.15
Number of accumulation units outstanding at end of period			132	3,060	20,591	13,175	15,119	17,458	19,116	30,613
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.16	$11.08	$11.93	$12.66	$9.59
Value at end of period						$11.08	$11.93	$12.66	$9.59	$11.64
Number of accumulation units outstanding at end of period						276,512	250,896	312,431	301,980	280,976
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.67	$11.05	$12.68	$12.87	$8.63
Value at end of period						$11.05	$12.68	$12.87	$8.63	$10.57
Number of accumulation units outstanding at end of period						4,570	6,786	3,808	4,788	12,440
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.74	$10.52	$10.02	$6.67
Value at end of period							$10.52	$10.02	$6.67	$8.57
Number of accumulation units outstanding at end of period							204	272	46	76
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.17	$8.75	$5.32
Value at end of period								$8.75	$5.32	$7.27
Number of accumulation units outstanding at end of period								78	924	363
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during February 2009)										
Value at beginning of period										$6.53
Value at end of period										$9.10
Number of accumulation units outstanding at end of period										223
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.81	$8.34	$10.29	$12.63	$13.52	$15.00	$14.92	$8.95
Value at end of period			$8.34	$10.29	$12.63	$13.52	$15.00	$14.92	$8.95	$11.21
Number of accumulation units outstanding at end of period			4,007	14,828	34,990	50,215	37,123	43,628	40,065	47,684

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.48	$10.70	$11.36	$6.87
Value at end of period							$10.70	$11.36	$6.87	$8.85
Number of accumulation units outstanding at end of period							83	1,669	5,023	5,764
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.09	$11.33	$12.47	$14.78	$16.95	$10.42
Value at end of period					$11.33	$12.47	$14.78	$16.95	$10.42	$14.16
Number of accumulation units outstanding at end of period					7,461	10,377	10,098	17,622	17,613	23,033
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$21.35	$28.98	$40.49	$50.13	$66.36	$34.11
Value at end of period					$28.98	$40.49	$50.13	$66.36	$34.11	$61.32
Number of accumulation units outstanding at end of period					14,273	21,224	20,234	20,404	20,069	21,939
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$9.97	$11.74	$13.35	$13.04	$8.02
Value at end of period						$11.74	$13.35	$13.04	$8.02	$10.88
Number of accumulation units outstanding at end of period						165	3,173	5,885	7,928	13,594
PAX WORLD BALANCED FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.59	$10.63	$11.08	$12.14	$13.14	$9.00
Value at end of period					$10.63	$11.08	$12.14	$13.14	$9.00	$10.80
Number of accumulation units outstanding at end of period					956	5,787	11,720	15,485	24,966	26,224
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.46	$10.79	$10.90	$10.87	$11.88	$10.92
Value at end of period					$10.79	$10.90	$10.87	$11.88	$10.92	$12.79
Number of accumulation units outstanding at end of period					12,814	26,078	16,253	20,636	40,345	34,569
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.68	$12.74	$5.27
Value at end of period								$12.74	$5.27	$9.10
Number of accumulation units outstanding at end of period								13,502	11,488	24,935
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.98	$10.66	$10.74	$11.53	$12.07	$7.71
Value at end of period					$10.66	$10.74	$11.53	$12.07	$7.71	$12.24
Number of accumulation units outstanding at end of period					1,600	1,441	3,707	4,923	10,613	12,418
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.96	$6.18
Value at end of period									$6.18	$7.78
Number of accumulation units outstanding at end of period									332	2,263
SMALLCAP WORLD FUND®										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$5.53
Value at end of period										$8.29
Number of accumulation units outstanding at end of period										6,047

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$14.41	$13.70	$12.50	$11.14	$11.62	$10.33				
Value at end of period	$16.94	$14.41	$13.70	$12.50	$11.14	$11.62				
Number of accumulation units outstanding at end of period	44,154	48,042	22,418	16,265	8,303	1,237				
THE BOND FUND OF AMERICA[SM]										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$8.70	$9.70								
Value at end of period	$9.89	$8.70								
Number of accumulation units outstanding at end of period	8,689	5,340								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.87	$14.71	$13.42	$12.23	$10.83	$10.05				
Value at end of period	$11.80	$8.87	$14.71	$13.42	$12.23	$10.83				
Number of accumulation units outstanding at end of period	147,478	101,535	83,070	87,290	70,504	39,555				
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.64	$10.49	$10.17							
Value at end of period	$8.36	$5.64	$10.49							
Number of accumulation units outstanding at end of period	5,579	3,048	858							
WANGER SELECT										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.05	$15.98	$14.77	$12.48	$11.42	$10.06				
Value at end of period	$13.24	$8.05	$15.98	$14.77	$12.48	$11.42				
Number of accumulation units outstanding at end of period	23,549	17,632	12,156	8,700	5,489	1,444				
WANGER USA										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.46	$14.18	$13.60	$12.75	$11.58	$10.42				
Value at end of period	$11.90	$8.46	$14.18	$13.60	$12.75	$11.58				
Number of accumulation units outstanding at end of period	20,138	15,976	10,731	14,363	12,348	463				
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.78	$13.28	$12.93	$11.08	$10.83	$10.01				
Value at end of period	$10.34	$8.78	$13.28	$12.93	$11.08	$10.83				
Number of accumulation units outstanding at end of period	87,674	74,633	55,425	53,142	48,482	42,278				

TABLE 25

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.74									
Value at end of period	$12.27									
Number of accumulation units outstanding at end of period	40									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.60	$11.61	$10.49	$9.98	$9.28	$8.80	$6.87	$9.192	$12.121	$13.762
Value at end of period	$7.90	$6.60	$11.61	$10.49	$9.98	$9.28	$8.80	$6.87	$9.192	$12.121
Number of accumulation units outstanding at end of period	36,439	43,317	42,365	39,918	12,129	8,932	6,641	3,373	2,162	1,957

CFI 227

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.40	$10.72	$10.03	$8.70	$8.35	$7.75	$6.30	$7.554	$9.903	$11.724
Value at end of period	$9.39	$7.40	$10.72	$10.03	$8.70	$8.35	$7.75	$6.30	$7.554	$9.903
Number of accumulation units outstanding at end of period	37,091	39,838	47,594	62,589	24,077	36,127	35,070	13,776	10,181	7,464
ALGER GREEN FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.52									
Value at end of period	$12.96									
Number of accumulation units outstanding at end of period	723									
AMANA GROWTH FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.24									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	956									
AMANA INCOME FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.92									
Value at end of period	$9.88									
Number of accumulation units outstanding at end of period	3									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.26									
Value at end of period	$10.70									
Number of accumulation units outstanding at end of period	7,196									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$5.74	$5.27								
Value at end of period	$7.93	$5.74								
Number of accumulation units outstanding at end of period	3,878	6								
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.35	$18.20	$17.91	$16.66	$15.95	$14.90	$12.64	$14.55	$15.816	$16.515
Value at end of period	$15.30	$12.35	$18.20	$17.91	$16.66	$15.95	$14.90	$12.64	$14.55	$15.816
Number of accumulation units outstanding at end of period	11,115	11,283	12,869	13,334	13,393	14,502	9,193	8,800	9,675	23,265
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.08	$8.93								
Value at end of period	$7.95	$6.08								
Number of accumulation units outstanding at end of period	2,486	1,633								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.40	$19.41	$16.52	$13.71	$11.46	$10.03				
Value at end of period	$15.68	$11.40	$19.41	$16.52	$13.71	$11.46				
Number of accumulation units outstanding at end of period	136,704	128,681	85,744	60,846	15,322	1,516				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$14.68	$21.75	$23.94	$19.95	$18.27	$16.27				
Value at end of period	$18.84	$14.68	$21.75	$23.94	$19.95	$18.27				
Number of accumulation units outstanding at end of period	39,610	46,123	41,654	47,470	7,980	2,724				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$19.08	$33.58	$28.89	$26.16	$22.63	$19.82	$15.61	$17.416	$20.078	$21.749
Value at end of period	$25.60	$19.08	$33.58	$28.89	$26.16	$22.63	$19.82	$15.61	$17.416	$20.078
Number of accumulation units outstanding at end of period	372,022	419,213	472,873	516,840	307,647	237,826	83,150	58,609	50,343	57,857

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.873	$17.013	$15.984	$13.12	$16.91	$18.64	$19.51	$23.18	$23.27	$13.19
Value at end of period	$17.013	$15.984	$13.12	$16.91	$18.64	$19.51	$23.18	$23.27	$13.19	$16.98
Number of accumulation units outstanding at end of period	36,840	24,882	28,002	41,132	110,055	97,136	169,167	149,387	132,451	140,149
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.667	$20.00	$16.955	$11.71	$15.39	$15.72	$16.45	$17.37	$21.80	$11.39
Value at end of period	$20.829	$16.955	$11.71	$15.39	$15.72	$16.45	$17.37	$21.80	$11.39	$14.44
Number of accumulation units outstanding at end of period	80,859	54,245	59,388	64,097	105,129	90,463	144,958	140,267	137,894	107,057
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.458	$14.761	$11.502	$9.06	$12.85	$14.43	$16.99	$19.83	$22.99	$12.77
Value at end of period	$14.761	$11.502	$9.06	$12.85	$14.43	$16.99	$19.83	$22.99	$12.77	$15.98
Number of accumulation units outstanding at end of period	7,202	6,014	7,740	12,473	26,653	17,245	27,614	22,320	17,837	14,863
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$11.50	$9.24	$12.06	$14.76	$15.87	$18.35	$17.71	$11.73
Value at end of period			$9.24	$12.06	$14.76	$15.87	$18.35	$17.71	$11.73	$14.97
Number of accumulation units outstanding at end of period			1,512	3,163	10,292	15,286	53,377	51,720	49,190	38,808
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$10.19	$6.10
Value at end of period									$6.10	$8.04
Number of accumulation units outstanding at end of period									8,490	26,639
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period			$8.37	$8.09	$10.83	$12.99	$13.86	$15.81	$15.18	$11.02
Value at end of period			$8.09	$10.83	$12.99	$13.86	$15.81	$15.18	$11.02	$14.78
Number of accumulation units outstanding at end of period			163	2,653	7,599	6,481	10,553	5,203	5,153	6,075
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.74	$11.69	$13.33	$17.03	$19.60	$10.92
Value at end of period					$11.69	$13.33	$17.03	$19.60	$10.92	$12.98
Number of accumulation units outstanding at end of period					521	6,690	17,080	30,574	32,706	31,749
ING BALANCED PORTFOLIO										
Value at beginning of period	$17.115	$16.825	$15.931	$14.13	$16.60	$17.95	$18.50	$20.12	$21.00	$14.92
Value at end of period	$16.825	$15.931	$14.13	$16.60	$17.95	$18.50	$20.12	$21.00	$14.92	$17.59
Number of accumulation units outstanding at end of period	165,556	72,759	70,353	75,376	156,016	150,929	397,173	344,529	274,079	268,446
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period							$10.17	$10.10	$10.87	$6.33
Value at end of period							$10.10	$10.87	$6.33	$8.41
Number of accumulation units outstanding at end of period							858	1,024	1,249	287
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.62	$8.69	$11.47	$14.51	$15.39	$17.54	$18.40	$10.68
Value at end of period			$8.69	$11.47	$14.51	$15.39	$17.54	$18.40	$10.68	$14.28
Number of accumulation units outstanding at end of period			35	2,542	16,631	20,706	50,549	45,358	47,093	43,569
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.68	$10.43	$6.29
Value at end of period								$10.43	$6.29	$8.12
Number of accumulation units outstanding at end of period								67,131	59,675	56,474

CFI 229

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$9.851	$5.832	$4.441	$2.58	$3.71	$3.62	$4.00	$4.24	$4.99	$2.97
Value at end of period	$5.832	$4.441	$2.58	$3.71	$3.62	$4.00	$4.24	$4.99	$2.97	$4.48
Number of accumulation units outstanding at end of period	3,756	8,802	13,750	22,386	26,215	15,143	39,142	38,566	42,020	41,916
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.70
Value at end of period									$6.70	$8.86
Number of accumulation units outstanding at end of period									54,037	59,191
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$10.33	$12.31	$10.01	$6.08
Value at end of period							$12.31	$10.01	$6.08	$8.17
Number of accumulation units outstanding at end of period							17,213	22,025	23,845	22,483
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$9.46	$10.07	$10.25	$6.68
Value at end of period							$10.07	$10.25	$6.68	$8.24
Number of accumulation units outstanding at end of period							20	4,515	6,272	7,738
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period			$11.87	$11.91	$16.56	$17.76	$18.24	$20.53	$21.14	$12.70
Value at end of period			$11.91	$16.56	$17.76	$18.24	$20.53	$21.14	$12.70	$16.52
Number of accumulation units outstanding at end of period			183	2,398	4,549	3,205	4,417	5,494	3,212	4,110
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.79	$11.21	$12.63	$13.55	$9.55
Value at end of period						$11.21	$12.63	$13.55	$9.55	$11.34
Number of accumulation units outstanding at end of period						174	4,093	5,517	6,547	5,206
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$11.34	$11.83	$13.09	$14.81	$8.91
Value at end of period						$11.83	$13.09	$14.81	$8.91	$12.26
Number of accumulation units outstanding at end of period						2,895	20,812	20,436	20,336	21,206
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.47	$7.86
Value at end of period								$13.47	$7.86	$10.68
Number of accumulation units outstanding at end of period								71,519	101,898	118,022
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$19.323	$17.008	$13.718	$10.17	$12.68	$13.58	$14.52	$16.40	$17.41	$10.73
Value at end of period	$17.008	$13.718	$10.17	$12.68	$13.58	$14.52	$16.40	$17.41	$10.73	$13.82
Number of accumulation units outstanding at end of period	329,934	284,048	257,254	268,968	307,389	258,276	895,372	780,871	700,974	603,771
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$23.12	$20.707	$17.681	$13.72	$17.10	$18.70	$19.48	$22.06	$22.91	$14.22
Value at end of period	$20.707	$17.681	$13.72	$17.10	$18.70	$19.48	$22.06	$22.91	$14.22	$17.32
Number of accumulation units outstanding at end of period	39,703	42,375	47,238	65,867	259,832	244,135	312,930	262,914	205,126	195,772
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.477	$14.791	$14.427	$12.54	$16.42	$18.92	$20.79	$22.49	$23.45	$14.48
Value at end of period	$14.791	$14.427	$12.54	$16.42	$18.92	$20.79	$22.49	$23.45	$14.48	$18.85
Number of accumulation units outstanding at end of period	5,064	5,029	12,024	27,867	89,723	116,592	180,401	172,106	152,651	132,715

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$10.78	$16.42	$17.71	$15.74	$14.80	$12.26	$9.11	$10.618	$10.489	$9.661
Value at end of period	$13.31	$10.78	$16.42	$17.71	$15.74	$14.80	$12.26	$9.11	$10.618	$10.489
Number of accumulation units outstanding at end of period	81,074	92,831	111,071	127,955	90,740	70,348	18,738	8,843	3,338	1,569
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.93	$17.61	$16.80	$16.33	$16.02	$15.45	$14.70	$13.727	$12.77	$11.781
Value at end of period	$17.57	$15.93	$17.61	$16.80	$16.33	$16.02	$15.45	$14.70	$13.727	$12.77
Number of accumulation units outstanding at end of period	146,012	158,912	160,354	176,238	62,041	65,146	64,925	63,808	62,226	58,437
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.92	$10.01								
Value at end of period	$7.48	$5.92								
Number of accumulation units outstanding at end of period	50,082	3,345								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.46	$18.48	$16.48	$12.88	$11.91	$10.26	$7.99	$9.24		
Value at end of period	$13.15	$10.46	$18.48	$16.48	$12.88	$11.91	$10.26	$7.99		
Number of accumulation units outstanding at end of period	78,546	100,466	108,102	100,267	76,291	64,416	6,534	2,944		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.74	$9.43								
Value at end of period	$7.74	$5.74								
Number of accumulation units outstanding at end of period	4,551	2,743								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.88	$24.65	$18.01	$13.41	$11.60					
Value at end of period	$20.14	$11.88	$24.65	$18.01	$13.41					
Number of accumulation units outstanding at end of period	19,215	23,371	26,816	21,219	2,733					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$11.63	$17.57	$17.37	$15.08	$14.06	$11.79	$9.17	$8.83		
Value at end of period	$14.45	$11.63	$17.57	$17.37	$15.08	$14.06	$11.79	$9.17		
Number of accumulation units outstanding at end of period	10,445	10,941	15,043	17,947	6,179	2,497	554	94		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$8.77	$12.66	$13.03	$11.30	$11.20					
Value at end of period	$11.04	$8.77	$12.66	$13.03	$11.30					
Number of accumulation units outstanding at end of period	2,739	1,674	2,145	1,527	458					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.56	$10.91	$11.22	$10.29	$9.34	$8.61	$6.31	$9.859	$13.336	$18.942
Value at end of period	$8.58	$6.56	$10.91	$11.22	$10.29	$9.34	$8.61	$6.31	$9.859	$13.336
Number of accumulation units outstanding at end of period	86,790	88,994	112,485	135,012	73,537	96,078	77,677	82,668	83,543	98,119
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$7.00	$11.14	$10.80	$10.00						
Value at end of period	$8.24	$7.00	$11.14	$10.80						
Number of accumulation units outstanding at end of period	48,481	84,464	92,781	717						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.57	$10.23								
Value at end of period	$8.40	$6.57								
Number of accumulation units outstanding at end of period	9,317	8,081								

CFI 231

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.80	$12.44	$15.25	$18.18	$9.07
Value at end of period						$12.44	$15.25	$18.18	$9.07	$12.34
Number of accumulation units outstanding at end of period						1,214	2,889	5,990	7,371	8,716
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$11.37	$11.96	$13.14	$13.37	$14.79	$15.21	$11.67
Value at end of period				$11.96	$13.14	$13.37	$14.79	$15.21	$11.67	$13.60
Number of accumulation units outstanding at end of period				557	17,416	22,327	30,812	27,027	28,139	25,440
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$11.11	$11.42	$14.76	$18.59	$11.45
Value at end of period						$11.42	$14.76	$18.59	$11.45	$15.03
Number of accumulation units outstanding at end of period						130	15,471	22,458	32,852	27,683
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$7.36	$6.93	$9.36	$10.32	$11.26	$11.99	$14.91	$9.19
Value at end of period			$6.93	$9.36	$10.32	$11.26	$11.99	$14.91	$9.19	$12.85
Number of accumulation units outstanding at end of period			58	1,552	857	208	5,707	2,446	6,487	7,884
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.59	$12.189	$12.524	$12.58	$12.55	$12.54	$12.77	$13.24	$13.76	$13.96
Value at end of period	$12.189	$12.524	$12.58	$12.55	$12.54	$12.77	$13.24	$13.76	$13.96	$13.85
Number of accumulation units outstanding at end of period	59,675	76,506	82,720	102,165	103,759	61,014	185,984	189,178	201,803	169,795
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.42	$12.13	$14.15	$14.91	$8.80
Value at end of period						$12.13	$14.15	$14.91	$8.80	$12.14
Number of accumulation units outstanding at end of period						360,152	503,672	440,703	368,464	348,809
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.98	$10.12	$10.84	$11.66	$9.74
Value at end of period						$10.12	$10.84	$11.66	$9.74	$11.70
Number of accumulation units outstanding at end of period						57,415	98,486	79,892	76,222	47,965
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$18.982	$20.679	$18.476	$13.52	$16.66	$18.14	$19.19	$22.01	$22.41	$14.26
Value at end of period	$20.679	$18.476	$13.52	$16.66	$18.14	$19.19	$22.01	$22.41	$14.26	$16.23
Number of accumulation units outstanding at end of period	7,948	9,254	10,167	15,335	54,582	45,111	48,861	40,259	30,845	41,177
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.25	$10.49	$11.30	$11.49	$8.80
Value at end of period						$10.49	$11.30	$11.49	$8.80	$12.99
Number of accumulation units outstanding at end of period						2,233	11,288	5,256	2,705	4,559
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.06	$10.72	$11.03	$11.38	$11.48	$11.80	$12.77	$12.60
Value at end of period			$10.72	$11.03	$11.38	$11.48	$11.80	$12.77	$12.60	$14.02
Number of accumulation units outstanding at end of period			1,261	12,016	25,945	24,313	33,800	38,904	54,300	55,341
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.35	$9.13	$6.31
Value at end of period								$9.13	$6.31	$7.02
Number of accumulation units outstanding at end of period								239,700	206,885	178,785

CFI 232

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.86	$10.80	$11.25	$7.28
Value at end of period							$10.80	$11.25	$7.28	$8.96
Number of accumulation units outstanding at end of period							18,008	33,068	34,878	33,744
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$10.16	$10.58	$11.10	$7.75
Value at end of period							$10.58	$11.10	$7.75	$12.80
Number of accumulation units outstanding at end of period							64	549	858	2,331
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period							$10.61	$10.61	$11.08	$7.35
Value at end of period							$10.61	$11.08	$7.35	$9.11
Number of accumulation units outstanding at end of period							731	55,387	56,638	38,936
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.70
Value at end of period										$12.54
Number of accumulation units outstanding at end of period										66
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.94	$6.63
Value at end of period									$6.63	$8.11
Number of accumulation units outstanding at end of period									1,375	8,501
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.05
Value at end of period										$11.84
Number of accumulation units outstanding at end of period										1,726
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.40
Value at end of period										$12.83
Number of accumulation units outstanding at end of period										5,761
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.34	$5.92
Value at end of period									$5.92	$8.20
Number of accumulation units outstanding at end of period									959	5,275
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$10.32	$6.95
Value at end of period									$6.95	$8.70
Number of accumulation units outstanding at end of period									1,944	574
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$5.63	$4.99	$6.84	$7.45	$8.03	$8.94	$9.72	$6.30
Value at end of period			$4.99	$6.84	$7.45	$8.03	$8.94	$9.72	$6.30	$8.16
Number of accumulation units outstanding at end of period			81	891	1,800	2,150	3,720	5,023	6,824	9,166
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.665	$18.638	$19.16	$14.54	$19.76	$22.35	$24.36	$28.13	$29.44	$20.07
Value at end of period	$18.638	$19.16	$14.54	$19.76	$22.35	$24.36	$28.13	$29.44	$20.07	$25.31
Number of accumulation units outstanding at end of period	13,933	13,689	15,129	16,987	87,891	76,125	74,969	62,006	58,496	50,706

CFI 233

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.40	$10.69	$11.70	$12.10	$8.75
Value at end of period						$10.69	$11.70	$12.10	$8.75	$10.58
Number of accumulation units outstanding at end of period						1,757	28,240	48,075	45,987	80,898
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.55	$10.92	$12.15	$12.57	$8.22
Value at end of period						$10.92	$12.15	$12.57	$8.22	$10.22
Number of accumulation units outstanding at end of period						1,464	16,553	40,204	61,989	100,241
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.79	$11.07	$12.49	$13.01	$8.10
Value at end of period						$11.07	$12.49	$13.01	$8.10	$10.28
Number of accumulation units outstanding at end of period						4,488	23,517	37,839	60,945	81,376
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.80	$11.28	$12.83	$13.42	$7.98
Value at end of period						$11.28	$12.83	$13.42	$7.98	$10.24
Number of accumulation units outstanding at end of period						350	5,417	14,280	25,773	36,848
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$7.46
Value at end of period										$9.09
Number of accumulation units outstanding at end of period										126
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$11.11	$11.38	$9.38
Value at end of period								$11.38	$9.38	$10.87
Number of accumulation units outstanding at end of period								1,333	5	3,196
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.798	$14.297	$13.797	$13.05	$14.66	$15.65	$16.06	$17.21	$18.00	$13.60
Value at end of period	$14.297	$13.797	$13.05	$14.66	$15.65	$16.06	$17.21	$18.00	$13.60	$15.84
Number of accumulation units outstanding at end of period	13,274	10,286	6,921	8,613	32,084	28,310	42,794	42,056	39,251	26,909
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$15.828	$15.544	$13.591	$11.59	$14.24	$15.77	$16.56	$18.53	$19.24	$12.16
Value at end of period	$15.544	$13.591	$11.59	$14.24	$15.77	$16.56	$18.53	$19.24	$12.16	$15.06
Number of accumulation units outstanding at end of period	25,072	17,200	17,410	22,301	77,380	78,752	88,680	79,014	79,897	68,921
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$14.759	$14.651	$13.47	$12.05	$14.23	$15.50	$16.05	$17.64	$18.39	$12.64
Value at end of period	$14.651	$13.47	$12.05	$14.23	$15.50	$16.05	$17.64	$18.39	$12.64	$15.22
Number of accumulation units outstanding at end of period	14,300	13,896	13,409	17,206	98,752	91,280	95,783	88,914	86,697	78,726
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.73	$10.94	$12.40	$12.79	$9.17
Value at end of period						$10.94	$12.40	$12.79	$9.17	$12.08
Number of accumulation units outstanding at end of period						5,221	64,899	103,974	117,937	142,638
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.24	$11.45	$12.35	$13.84	$7.78
Value at end of period						$11.45	$12.35	$13.84	$7.78	$11.26
Number of accumulation units outstanding at end of period						183,985	272,350	220,002	185,791	176,871

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$11.51	$18.11	$17.77	$15.10	$14.69	$12.81				
Value at end of period	$14.22	$11.51	$18.11	$17.77	$15.10	$14.69				
Number of accumulation units outstanding at end of period	35,342	35,274	37,594	46,251	16,298	8,439				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.85	$24.24	$22.31	$19.92	$18.98	$17.45	$13.48	$17.779	$20.032	$20.27
Value at end of period	$19.57	$13.85	$24.24	$22.31	$19.92	$18.98	$17.45	$13.48	$17.779	$20.032
Number of accumulation units outstanding at end of period	73,187	63,752	69,959	81,985	55,822	63,612	23,142	23,649	25,440	34,241
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.29	$10.20								
Value at end of period	$8.22	$6.29								
Number of accumulation units outstanding at end of period	57,156	64,548								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$6.68	$11.20	$11.07	$10.81						
Value at end of period	$8.74	$6.68	$11.20	$11.07						
Number of accumulation units outstanding at end of period	686	636	1,389	2,935						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$11.35	$19.05	$17.97	$15.56	$15.50	$13.89	$10.97	$15.889	$21.363	$22.919
Value at end of period	$16.24	$11.35	$19.05	$17.97	$15.56	$15.50	$13.89	$10.97	$15.889	$21.363
Number of accumulation units outstanding at end of period	22,822	32,102	40,249	50,052	27,649	32,796	32,812	30,277	28,373	51,927
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$10.19	$9.90								
Value at end of period	$10.67	$10.19								
Number of accumulation units outstanding at end of period	3,048	4,568								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.27	$12.20	$12.20	$10.78	$9.97	$8.78	$7.11	$9.578	$12.247	$12.969
Value at end of period	$9.46	$7.27	$12.20	$12.20	$10.78	$9.97	$8.78	$7.11	$9.578	$12.247
Number of accumulation units outstanding at end of period	57,434	84,565	87,458	105,153	61,862	68,289	52,502	56,188	58,402	81,794
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$8.74	$13.92	$14.41	$12.58	$12.30	$10.66	$8.31	$7.15		
Value at end of period	$11.10	$8.74	$13.92	$14.41	$12.58	$12.30	$10.66	$8.31		
Number of accumulation units outstanding at end of period	25,134	23,297	24,987	24,864	6,189	5,507	4,603	307		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.56	$12.62	$12.33	$11.07	$10.33					
Value at end of period	$11.60	$9.56	$12.62	$12.33	$11.07					
Number of accumulation units outstanding at end of period	146,129	173,779	202,843	236,757	159,936					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.61	$12.85	$12.67	$11.05	$10.93					
Value at end of period	$10.55	$8.61	$12.85	$12.67	$11.05					
Number of accumulation units outstanding at end of period	19,659	20,661	16,290	15,542	2,792					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$6.66	$10.01	$10.52	$10.30						
Value at end of period	$8.56	$6.66	$10.01	$10.52						
Number of accumulation units outstanding at end of period	2,490	1,989	2,003	109						

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$22.269	$21.523	$20.275	$18.75	$21.14	$22.68	$24.21	$26.49	$28.95	$24.09
Value at end of period	$21.523	$20.275	$18.75	$21.14	$22.68	$24.21	$26.49	$28.95	$24.09	$29.97
Number of accumulation units outstanding at end of period	75,248	69,826	44,165	52,946	99,265	7	15	23	33	42
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$13.032	$13.69	$14.579	$15.92	$16.75	$17.21	$17.36	$17.88	$18.92	$19.83
Value at end of period	$13.69	$14.579	$15.92	$16.75	$17.21	$17.36	$17.88	$18.92	$19.83	$22.20
Number of accumulation units outstanding at end of period	7,770	10,047	11,559	20,156	22,339	413	513	22	10	11
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$28.411	$23.686	$18.161	$13.37	$16.39	$16.98	$17.77	$20.77	$22.50	$12.31
Value at end of period	$23.686	$18.161	$13.37	$16.39	$16.98	$17.77	$20.77	$22.50	$12.31	$16.76
Number of accumulation units outstanding at end of period	103,449	89,662	92,021	99,792	165,204	13	158	35	46	63
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$8.25	$5.31
Value at end of period									$5.31	$7.26
Number of accumulation units outstanding at end of period									134	119
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.61	$7.16
Value at end of period									$7.16	$9.09
Number of accumulation units outstanding at end of period									1,710	4,679
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$8.82	$8.33	$10.28	$12.60	$13.49	$14.96	$14.88	$8.92
Value at end of period			$8.33	$10.28	$12.60	$13.49	$14.96	$14.88	$8.92	$11.16
Number of accumulation units outstanding at end of period			938	16,651	23,810	18,052	76,390	64,002	53,990	47,914
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.69	$11.35	$6.86
Value at end of period								$11.35	$6.86	$8.83
Number of accumulation units outstanding at end of period								340	1,736	3,637
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.12	$11.33	$12.46	$14.76	$16.92	$10.39
Value at end of period					$11.33	$12.46	$14.76	$16.92	$10.39	$14.12
Number of accumulation units outstanding at end of period					2,962	7,179	20,029	22,209	19,817	19,204
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$21.66	$28.92	$40.38	$49.97	$66.12	$33.97
Value at end of period					$28.92	$40.38	$49.97	$66.12	$33.97	$61.03
Number of accumulation units outstanding at end of period					7,115	14,542	53,110	39,851	38,610	42,528
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$14.86
Value at end of period										$20.54
Number of accumulation units outstanding at end of period										373
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.11	$11.73	$13.34	$13.02	$8.00
Value at end of period						$11.73	$13.34	$13.02	$8.00	$10.86
Number of accumulation units outstanding at end of period						998	7,787	7,126	5,762	3,606

CFI 236

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PAX WORLD BALANCED FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$9.54	$10.61	$11.05	$12.10	$13.09	$8.96
Value at end of period					$10.61	$11.05	$12.10	$13.09	$8.96	$10.75
Number of accumulation units outstanding at end of period					3,783	15,096	61,840	43,591	46,317	36,075
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.43	$10.79	$10.89	$10.85	$11.86	$10.90
Value at end of period					$10.79	$10.89	$10.85	$11.86	$10.90	$12.75
Number of accumulation units outstanding at end of period					4,166	11,316	23,310	24,753	40,014	46,515
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.67	$12.74	$5.26
Value at end of period								$12.74	$5.26	$9.09
Number of accumulation units outstanding at end of period								16,143	21,863	24,517
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$10.35	$10.65	$10.74	$11.51	$12.05	$7.69
Value at end of period					$10.65	$10.74	$11.51	$12.05	$7.69	$12.20
Number of accumulation units outstanding at end of period					2,409	2,134	18,323	26,903	18,956	17,456
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.11	$6.18
Value at end of period									$6.18	$7.77
Number of accumulation units outstanding at end of period									156	1,018
SMALLCAP WORLD FUND®										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.38	$5.45
Value at end of period									$5.45	$8.28
Number of accumulation units outstanding at end of period									1,648	6,229
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$10.76	$11.62	$11.13	$12.48	$13.68	$14.37
Value at end of period					$11.62	$11.13	$12.48	$13.68	$14.37	$16.89
Number of accumulation units outstanding at end of period					1,133	10,088	53,829	56,231	71,677	89,902
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.67	$8.70
Value at end of period									$8.70	$9.88
Number of accumulation units outstanding at end of period									3,461	5,716
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.90	$10.82	$12.22	$13.40	$14.69	$8.85
Value at end of period					$10.82	$12.22	$13.40	$14.69	$8.85	$11.77
Number of accumulation units outstanding at end of period					9,197	32,998	154,499	156,979	238,743	247,547
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.53	$10.49	$5.64
Value at end of period								$10.49	$5.64	$8.35
Number of accumulation units outstanding at end of period								4,389	7,872	11,102

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$8.03	$15.96	$14.76	$12.47	$11.42	$9.43				
Value at end of period	$13.20	$8.03	$15.96	$14.76	$12.47	$11.42				
Number of accumulation units outstanding at end of period	36,490	38,325	36,933	36,890	2,968	1,239				
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.44	$14.15	$13.58	$12.74	$11.58	$9.99				
Value at end of period	$11.86	$8.44	$14.15	$13.58	$12.74	$11.58				
Number of accumulation units outstanding at end of period	10,952	13,782	14,889	15,593	1,261	24				
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.76	$13.26	$12.91	$11.07	$10.82	$10.18				
Value at end of period	$10.31	$8.76	$13.26	$12.91	$11.07	$10.82				
Number of accumulation units outstanding at end of period	60,162	60,153	62,681	73,234	20,787	8,984				

TABLE 26

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.17									
Value at end of period	$12.27									
Number of accumulation units outstanding at end of period	934									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.57	$11.56	$10.45	$9.95	$9.25	$8.78	$6.86	$9.18	$12.111	$13.758
Value at end of period	$7.86	$6.57	$11.56	$10.45	$9.95	$9.25	$8.78	$6.86	$9.18	$12.111
Number of accumulation units outstanding at end of period	31,984	31,563	39,498	43,185	14,762	4,519	21,903	15,354	6,231	1,368
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.37	$10.68	$9.99	$8.67	$8.33	$7.74	$6.29	$7.544	$9.895	$11.72
Value at end of period	$9.34	$7.37	$10.68	$9.99	$8.67	$8.33	$7.74	$6.29	$7.544	$9.895
Number of accumulation units outstanding at end of period	33,443	44,764	54,313	61,963	19,431	4,805	54,658	43,800	31,088	15,556
AMANA GROWTH FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$8.46									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	3,738									
AMANA INCOME FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$8.94									
Value at end of period	$9.87									
Number of accumulation units outstanding at end of period	737									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.28									
Value at end of period	$10.70									
Number of accumulation units outstanding at end of period	3,791									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$5.74	$5.71								
Value at end of period	$7.92	$5.74								
Number of accumulation units outstanding at end of period	285	470								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.91									
Value at end of period	$12.60									
Number of accumulation units outstanding at end of period	77									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.28	$18.09	$17.82	$16.58	$15.88	$14.85	$12.59	$14.509	$15.78	$16.485
Value at end of period	$15.20	$12.28	$18.09	$17.82	$16.58	$15.88	$14.85	$12.59	$14.509	$15.78
Number of accumulation units outstanding at end of period	5,411	6,665	5,606	16,044	17,247	11,929	12,575	12,326	2,958	8,799
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.08	$7.07								
Value at end of period	$7.95	$6.08								
Number of accumulation units outstanding at end of period	28	1,086								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$11.38	$19.37	$16.49	$13.70	$11.45	$10.22				
Value at end of period	$15.64	$11.38	$19.37	$16.49	$13.70	$11.45				
Number of accumulation units outstanding at end of period	23,499	9,980	12,276	8,646	4,357	214				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$14.61	$21.67	$23.87	$19.89	$18.23	$16.22				
Value at end of period	$18.75	$14.61	$21.67	$23.87	$19.89	$18.23				
Number of accumulation units outstanding at end of period	5,705	5,470	7,023	9,913	11,287	1,333				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$18.96	$33.39	$28.74	$26.03	$22.53	$19.75	$15.56	$17.367	$20.031	$21.71
Value at end of period	$25.43	$18.96	$33.39	$28.74	$26.03	$22.53	$19.75	$15.56	$17.367	$20.031
Number of accumulation units outstanding at end of period	80,196	53,125	63,422	73,890	67,723	36,012	68,670	46,506	35,773	35,454
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.11	$23.13	$23.06	$19.42	$18.56	$16.84	$13.08	$15.939	$16.974	$15.844
Value at end of period	$16.86	$13.11	$23.13	$23.06	$19.42	$18.56	$16.84	$13.08	$15.939	$16.974
Number of accumulation units outstanding at end of period	49,321	42,895	56,507	62,250	47,941	28,000	70,821	50,747	31,625	30,503
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$11.31	$21.68	$17.28	$16.37	$15.66	$15.33	$11.68	$16.907	$20.781	$23.624
Value at end of period	$14.34	$11.31	$21.68	$17.28	$16.37	$15.66	$15.33	$11.68	$16.907	$20.781
Number of accumulation units outstanding at end of period	65,323	59,660	73,333	94,279	86,202	49,508	197,515	154,272	85,637	71,710
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$12.69	$22.86	$19.72	$16.90	$14.37	$12.80	$9.03	$11.47	$14.727	$18.424
Value at end of period	$15.87	$12.69	$22.86	$19.72	$16.90	$14.37	$12.80	$9.03	$11.47	$14.727
Number of accumulation units outstanding at end of period	12,748	9,198	10,930	15,843	9,272	7,735	14,662	4,490	2,349	3,777
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.68	$17.65	$18.30	$15.83	$14.73	$12.05	$9.23	$10.06		
Value at end of period	$14.91	$11.68	$17.65	$18.30	$15.83	$14.73	$12.05	$9.23		
Number of accumulation units outstanding at end of period	24,341	16,535	10,934	9,892	8,091	2,444	4,293	1,437		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.10	$7.10								
Value at end of period	$8.04	$6.10								
Number of accumulation units outstanding at end of period	10,182	256								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.98	$15.13	$15.77	$13.83	$12.98	$10.82	$8.08	$8.97		
Value at end of period	$14.72	$10.98	$15.13	$15.77	$13.83	$12.98	$10.82	$8.08		
Number of accumulation units outstanding at end of period	4,756	853	3,625	4,969	2,082	571	2,295	539		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$10.90	$19.57	$17.00	$13.32	$11.45					
Value at end of period	$12.95	$10.90	$19.57	$17.00	$13.32					
Number of accumulation units outstanding at end of period	6,496	3,516	4,681	4,468	1,704					
ING BALANCED PORTFOLIO										
Value at beginning of period	$14.83	$20.87	$20.01	$18.41	$17.88	$16.54	$14.08	$15.886	$16.786	$17.083
Value at end of period	$17.47	$14.83	$20.87	$20.01	$18.41	$17.88	$16.54	$14.08	$15.886	$16.786
Number of accumulation units outstanding at end of period	28,081	15,527	25,177	32,683	44,298	34,210	84,714	87,711	63,931	48,482
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$6.32	$10.86	$10.68							
Value at end of period	$8.39	$6.32	$10.86							
Number of accumulation units outstanding at end of period	1,504	1,162	772							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$10.65	$18.34	$17.50	$15.37	$14.49	$11.46	$8.69	$8.62		
Value at end of period	$14.22	$10.65	$18.34	$17.50	$15.37	$14.49	$11.46	$8.69		
Number of accumulation units outstanding at end of period	13,309	10,006	13,176	13,409	9,472	1,809	2,646	227		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.29	$10.42	$10.68							
Value at end of period	$8.11	$6.29	$10.42							
Number of accumulation units outstanding at end of period	25,759	19,287	29,654							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$2.95	$4.97	$4.23	$3.99	$3.61	$3.70	$2.57	$4.437	$5.83	$10.021
Value at end of period	$4.46	$2.95	$4.97	$4.23	$3.99	$3.61	$3.70	$2.57	$4.437	$5.83
Number of accumulation units outstanding at end of period	22,492	13,472	26,165	31,231	58,723	23,537	84,297	89,207	16,961	7,852
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.70	$9.74								
Value at end of period	$8.86	$6.70								
Number of accumulation units outstanding at end of period	9,242	5,878								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$6.07	$10.00	$12.30	$11.24						
Value at end of period	$8.16	$6.07	$10.00	$12.30						
Number of accumulation units outstanding at end of period	3,649	1,941	730	6,190						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$6.67	$10.24	$10.19							
Value at end of period	$8.22	$6.67	$10.24							
Number of accumulation units outstanding at end of period	2,005	1,912	1,086							
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$12.65	$21.07	$20.48	$18.20	$17.73	$16.55	$12.31			
Value at end of period	$16.46	$12.65	$21.07	$20.48	$18.20	$17.73	$16.55			
Number of accumulation units outstanding at end of period	3,390	1,442	730	1,038	1,089	607	737			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.53	$13.53	$12.61	$11.21	$10.81					
Value at end of period	$11.31	$9.53	$13.53	$12.61	$11.21					
Number of accumulation units outstanding at end of period	2,248	1,637	2,270	1,393	1					
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.90	$14.79	$13.08	$11.83	$11.49					
Value at end of period	$12.23	$8.90	$14.79	$13.08	$11.83					
Number of accumulation units outstanding at end of period	3,644	2,845	955	136	596					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.85	$13.47	$9.68							
Value at end of period	$10.67	$7.85	$13.47							
Number of accumulation units outstanding at end of period	19,308	8,373	19,633							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$10.66	$17.31	$16.31	$14.45	$13.53	$12.63	$10.14	$13.68	$16.969	$19.288
Value at end of period	$13.72	$10.66	$17.31	$16.31	$14.45	$13.53	$12.63	$10.14	$13.68	$16.969
Number of accumulation units outstanding at end of period	47,768	40,050	49,369	63,530	59,264	56,740	240,747	233,063	209,141	197,617
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.13	$22.78	$21.95	$19.39	$18.62	$17.04	$13.67	$17.634	$20.663	$23.082
Value at end of period	$17.20	$14.13	$22.78	$21.95	$19.39	$18.62	$17.04	$13.67	$17.634	$20.663
Number of accumulation units outstanding at end of period	40,419	36,043	61,315	70,761	77,604	34,594	78,790	55,586	31,871	35,906
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.40	$23.34	$22.39	$20.71	$18.86	$16.37	$12.51	$14.401	$14.771	$12.466
Value at end of period	$18.74	$14.40	$23.34	$22.39	$20.71	$18.86	$16.37	$12.51	$14.401	$14.771
Number of accumulation units outstanding at end of period	52,801	29,270	40,565	55,277	47,243	20,823	57,703	33,260	7,819	2,937
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$10.72	$16.34	$17.64	$15.68	$14.75	$12.23	$9.09	$10.598	$10.475	$9.653
Value at end of period	$13.23	$10.72	$16.34	$17.64	$15.68	$14.75	$12.23	$9.09	$10.598	$10.475
Number of accumulation units outstanding at end of period	29,637	13,078	20,960	24,855	20,641	10,934	15,700	8,360	3,371	2,253
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.83	$17.51	$16.71	$16.25	$15.95	$15.39	$14.65	$13.688	$12.74	$11.76
Value at end of period	$17.45	$15.83	$17.51	$16.71	$16.25	$15.95	$15.39	$14.65	$13.688	$12.74
Number of accumulation units outstanding at end of period	39,306	44,153	57,372	66,886	50,430	48,088	80,736	61,947	50,804	28,921
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$5.27									
Value at end of period	$7.48									
Number of accumulation units outstanding at end of period	8,312									

CFI 241

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.42	$18.42	$16.44	$12.85	$11.89	$10.25	$7.98	$10.15		
Value at end of period	$13.09	$10.42	$18.42	$16.44	$12.85	$11.89	$10.25	$7.98		
Number of accumulation units outstanding at end of period	16,242	7,374	3,983	4,691	5,164	3,069	1,309	102		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.73	$9.70								
Value at end of period	$7.73	$5.73								
Number of accumulation units outstanding at end of period	3,477	218								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.85	$24.62	$17.99	$13.41	$11.76					
Value at end of period	$20.09	$11.85	$24.62	$17.99	$13.41					
Number of accumulation units outstanding at end of period	2,594	1,268	2,886	2,323	578					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$11.59	$17.52	$17.33	$15.05	$14.04	$11.78	$9.17	$9.77		
Value at end of period	$14.39	$11.59	$17.52	$17.33	$15.05	$14.04	$11.78	$9.17		
Number of accumulation units outstanding at end of period	6,926	3,517	3,518	7,599	6,143	346	3,971	534		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.75	$12.65	$13.02	$12.11						
Value at end of period	$11.01	$8.75	$12.65	$13.02						
Number of accumulation units outstanding at end of period	1,396	839	399	47						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$6.52	$10.85	$11.16	$10.24	$9.30	$8.58	$6.28	$9.832	$13.305	$18.907
Value at end of period	$8.52	$6.52	$10.85	$11.16	$10.24	$9.30	$8.58	$6.28	$9.832	$13.305
Number of accumulation units outstanding at end of period	21,073	29,024	24,279	25,298	27,727	21,376	142,849	111,123	80,837	76,968
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$7.00	$11.13	$10.80	$10.28						
Value at end of period	$8.23	$7.00	$11.13	$10.80						
Number of accumulation units outstanding at end of period	39,545	30,781	35,516	2						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.57	$10.23								
Value at end of period	$8.39	$6.57								
Number of accumulation units outstanding at end of period	2,599	3,658								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$9.06	$18.15	$15.24	$12.95						
Value at end of period	$12.31	$9.06	$18.15	$15.24						
Number of accumulation units outstanding at end of period	2,150	6,403	5,316	1,310						
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2003)										
Value at beginning of period	$11.64	$15.17	$14.76	$13.35	$13.13	$11.96	$11.23			
Value at end of period	$13.56	$11.64	$15.17	$14.76	$13.35	$13.13	$11.96			
Number of accumulation units outstanding at end of period	22,412	17,724	17,438	15,389	7,216	2,099	2,347			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$11.43	$18.56	$14.75	$11.68						
Value at end of period	$14.99	$11.43	$18.56	$14.75						
Number of accumulation units outstanding at end of period	4,474	3,595	3,783	1,788						

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period			$7.26	$6.92	$9.35	$10.30	$11.23	$11.96	$14.86	$9.16
Value at end of period			$6.92	$9.35	$10.30	$11.23	$11.96	$14.86	$9.16	$12.80
Number of accumulation units outstanding at end of period			0	815	761	1,260	2,702	1,960	2,662	4,821
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.569	$12.161	$12.488	$12.54	$12.50	$12.48	$12.71	$13.17	$13.68	$13.88
Value at end of period	$12.161	$12.488	$12.54	$12.50	$12.48	$12.71	$13.17	$13.68	$13.88	$13.76
Number of accumulation units outstanding at end of period	45,352	51,519	92,376	101,501	48,216	65,703	90,227	109,772	60,966	94,130
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$8.77	$12.12	$14.12	$14.31	$8.77
Value at end of period						$12.09	$14.12	$14.31	$8.77	$12.09
Number of accumulation units outstanding at end of period						188,362	198,516	163,057	124,953	140,810
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.98	$10.11	$10.83	$11.64	$9.71
Value at end of period						$10.11	$10.83	$11.64	$9.71	$11.56
Number of accumulation units outstanding at end of period						59,076	65,199	65,624	63,282	64,383
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$18.956	$20.641	$18.432	$13.48	$16.60	$18.07	$19.11	$21.90	$22.29	$14.18
Value at end of period	$20.641	$18.432	$13.48	$16.60	$18.07	$19.11	$21.90	$22.29	$14.18	$16.13
Number of accumulation units outstanding at end of period	7,678	14,691	24,869	36,247	30,067	30,985	35,876	16,380	6,106	18,846
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$10.45	$10.49	$11.29	$11.47	$8.78
Value at end of period						$10.49	$11.29	$11.47	$8.78	$12.96
Number of accumulation units outstanding at end of period						186	523	1,035	2,612	4,162
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$10.20	$10.72	$11.02	$11.36	$11.46	$11.78	$12.73	$12.55
Value at end of period			$10.72	$11.02	$11.36	$11.46	$11.78	$12.73	$12.55	$13.97
Number of accumulation units outstanding at end of period			3,470	17,091	2,786	18,181	23,365	27,138	23,609	25,607
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.35	$9.12	$6.30
Value at end of period								$9.12	$6.30	$7.01
Number of accumulation units outstanding at end of period								14,760	12,131	29,670
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.27	$10.80	$11.24	$7.27
Value at end of period							$10.80	$11.24	$7.27	$8.94
Number of accumulation units outstanding at end of period							6	3,634	4,298	5,995
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$10.00	$10.58	$11.09	$7.74
Value at end of period							$10.58	$11.09	$7.74	$12.78
Number of accumulation units outstanding at end of period							471	338	333	3,515
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.36	$11.08	$7.34
Value at end of period								$11.08	$7.34	$9.10
Number of accumulation units outstanding at end of period								17,868	19,687	25,900

CFI 243

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.70									
Value at end of period	$12.54									
Number of accumulation units outstanding at end of period	920									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.63	$9.31								
Value at end of period	$8.10	$6.63								
Number of accumulation units outstanding at end of period	5,126	23								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.05									
Value at end of period	$11.83									
Number of accumulation units outstanding at end of period	258									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.40									
Value at end of period	$12.82									
Number of accumulation units outstanding at end of period	1,125									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$5.47									
Value at end of period	$8.19									
Number of accumulation units outstanding at end of period	1,053									
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.95	$9.69								
Value at end of period	$8.69	$6.95								
Number of accumulation units outstanding at end of period	1,481	181								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2002)										
Value at beginning of period	$6.27	$9.69	$8.91	$8.01	$7.43	$6.83	$4.99	$7.92		
Value at end of period	$8.12	$6.27	$9.69	$8.91	$8.01	$7.43	$6.83	$4.99		
Number of accumulation units outstanding at end of period	4,543	3,260	2,802	3,845	3,387	2,397	1,953	840		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.95	$29.29	$27.99	$24.25	$22.26	$19.69	$14.50	$19.115	$18.603	$17.641
Value at end of period	$25.15	$19.95	$29.29	$27.99	$24.25	$22.26	$19.69	$14.50	$19.115	$18.603
Number of accumulation units outstanding at end of period	10,298	4,544	8,816	14,749	19,364	16,680	45,397	26,984	15,471	13,068
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.73	$12.09	$11.69	$10.68	$10.35					
Value at end of period	$10.56	$8.73	$12.09	$11.69	$10.68					
Number of accumulation units outstanding at end of period	21,220	6,739	3,858	352	44					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.20	$12.55	$12.14	$10.91	$10.38					
Value at end of period	$10.19	$8.20	$12.55	$12.14	$10.91					
Number of accumulation units outstanding at end of period	40,897	22,182	9,322	5,562	2,634					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.08	$12.99	$12.48	$11.07	$10.50					
Value at end of period	$10.25	$8.08	$12.99	$12.48	$11.07					
Number of accumulation units outstanding at end of period	23,877	11,383	13,813	2,550	82					

CFI 244

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.53	$11.28	$12.82	$13.40	$7.96
Value at end of period						$11.28	$12.82	$13.40	$7.96	$10.22
Number of accumulation units outstanding at end of period						323	2,225	15,054	13,003	35,894
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$7.52
Value at end of period										$9.08
Number of accumulation units outstanding at end of period										8
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$10.42	$10.93	$11.37	$9.36
Value at end of period							$10.93	$11.37	$9.36	$10.84
Number of accumulation units outstanding at end of period							129	337	37	294
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.773	$14.264	$13.758	$13.00	$14.60	$15.58	$15.98	$17.12	$17.89	$13.51
Value at end of period	$14.264	$13.758	$13.00	$14.60	$15.58	$15.98	$17.12	$17.89	$13.51	$15.74
Number of accumulation units outstanding at end of period	17,253	17,388	20,360	20,711	5,634	3,972	6,303	8,445	5,189	5,581
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$15.799	$15.508	$13.553	$11.55	$14.19	$15.70	$16.48	$18.43	$19.13	$12.08
Value at end of period	$15.508	$13.553	$11.55	$14.19	$15.70	$16.48	$18.43	$19.13	$12.08	$14.95
Number of accumulation units outstanding at end of period	39,098	39,012	44,482	54,981	14,379	17,403	21,194	16,470	9,594	10,599
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$14.732	$14.617	$13.432	$12.01	$14.17	$15.44	$15.97	$17.54	$18.28	$12.56
Value at end of period	$14.617	$13.432	$12.01	$14.17	$15.44	$15.97	$17.54	$18.28	$12.56	$15.12
Number of accumulation units outstanding at end of period	371,913	352,350	338,865	327,871	12,416	17,281	18,294	17,776	12,123	16,476
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.82	$10.94	$12.39	$12.78	$9.15
Value at end of period						$10.94	$12.39	$12.78	$9.15	$12.05
Number of accumulation units outstanding at end of period						452	3,183	7,785	15,304	37,922
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.93	$11.44	$11.97	$13.41	$7.53
Value at end of period						$11.44	$11.97	$13.41	$7.53	$11.22
Number of accumulation units outstanding at end of period						102,308	121,511	108,033	60,842	63,514
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period					$13.36	$14.68	$15.08	$17.74	$18.07	$11.48
Value at end of period					$14.68	$15.08	$17.74	$18.07	$11.48	$14.18
Number of accumulation units outstanding at end of period					371	6,566	11,673	14,080	12,811	17,771
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$20.233	$19.986	$17.729	$13.44	$17.38	$18.90	$19.82	$22.19	$24.10	$13.76
Value at end of period	$19.986	$17.729	$13.44	$17.38	$18.90	$19.82	$22.19	$24.10	$13.76	$19.44
Number of accumulation units outstanding at end of period	21,355	24,564	35,368	45,410	12,189	23,412	27,032	26,133	19,537	21,863
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.29
Value at end of period									$6.29	$8.21
Number of accumulation units outstanding at end of period									6,568	9,054

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.27	$11.06	$11.19	$6.67
Value at end of period							$11.06	$11.19	$6.67	$8.72
Number of accumulation units outstanding at end of period							4	19	2,012	2,544
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$22.878	$21.313	$15.845	$10.93	$13.84	$15.43	$15.49	$17.88	$18.94	$11.28
Value at end of period	$21.313	$15.845	$10.93	$13.84	$15.43	$15.49	$17.88	$18.94	$11.28	$16.13
Number of accumulation units outstanding at end of period	21,154	23,150	31,332	36,384	10,875	15,937	13,280	14,751	11,151	10,757
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$9.61	$10.19
Value at end of period									$10.19	$10.66
Number of accumulation units outstanding at end of period									17	940
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$12.945	$12.218	$9.551	$7.09	$8.75	$9.92	$10.72	$12.13	$12.13	$7.22
Value at end of period	$12.218	$9.551	$7.09	$8.75	$9.92	$10.72	$12.13	$12.13	$7.22	$9.40
Number of accumulation units outstanding at end of period	34,058	39,153	48,567	50,580	10,418	12,914	9,746	8,217	5,387	6,558
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$7.77	$8.31	$10.65	$12.28	$12.56	$14.37	$13.88	$8.71
Value at end of period			$8.31	$10.65	$12.28	$12.56	$14.37	$13.88	$8.71	$11.06
Number of accumulation units outstanding at end of period			980	4,412	799	5,424	8,121	5,370	4,314	13,994
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.15	$11.06	$11.90	$12.59	$9.22
Value at end of period						$11.06	$11.90	$12.59	$9.22	$11.18
Number of accumulation units outstanding at end of period						131,180	153,266	107,065	68,007	95,098
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.33	$11.05	$12.66	$12.83	$8.59
Value at end of period						$11.05	$12.66	$12.83	$8.59	$10.52
Number of accumulation units outstanding at end of period						162	865	1,550	2,463	4,621
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$11.04	$10.01	$6.65
Value at end of period								$10.01	$6.65	$8.54
Number of accumulation units outstanding at end of period								56	105	1,328
JANUS ASPEN ENTERPRISE PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$19.54	$11.92
Value at end of period									$11.92	$17.06
Number of accumulation units outstanding at end of period									504	574
JANUS ASPEN WORLDWIDE PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$18.22	$12.23
Value at end of period									$12.23	$16.64
Number of accumulation units outstanding at end of period									135	158
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$8.66	$5.31
Value at end of period									$5.31	$7.25
Number of accumulation units outstanding at end of period									1,689	6,064

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during March 2009)										
Value at beginning of period										$6.33
Value at end of period										$9.08
Number of accumulation units outstanding at end of period										5,930
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$8.14	$8.33	$10.27	$12.58	$13.46	$14.92	$14.83	$8.88
Value at end of period			$8.33	$10.27	$12.58	$13.46	$14.92	$14.83	$8.88	$11.12
Number of accumulation units outstanding at end of period			1,427	11,066	25,033	30,949	17,462	13,420	11,888	14,278
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$9.31	$10.70	$11.34	$6.85
Value at end of period							$10.70	$11.34	$6.85	$8.82
Number of accumulation units outstanding at end of period							400	913	319	1,891
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during November 2004)										
Value at beginning of period					$10.71	$11.32	$12.45	$14.74	$16.88	$10.37
Value at end of period					$11.32	$12.45	$14.74	$16.88	$10.37	$14.08
Number of accumulation units outstanding at end of period					143	3,705	5,026	8,644	7,630	12,000
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$21.55	$28.86	$40.27	$49.81	$65.88	$33.83
Value at end of period					$28.86	$40.27	$49.81	$65.88	$33.83	$60.74
Number of accumulation units outstanding at end of period					616	3,432	5,761	4,284	2,890	4,866
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.76	$11.73	$13.33	$13.01	$7.99
Value at end of period						$11.73	$13.33	$13.01	$7.99	$10.83
Number of accumulation units outstanding at end of period						5	369	1,223	1,089	2,156
PAX WORLD BALANCED FUND										
(Funds were first received in this option during November 2004)										
Value at beginning of period					$10.16	$10.59	$11.02	$12.06	$13.04	$8.93
Value at end of period					$10.59	$11.02	$12.06	$13.04	$8.93	$10.70
Number of accumulation units outstanding at end of period					902	8,650	5,753	9,717	4,909	8,500
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$10.43	$10.79	$10.88	$10.84	$11.84	$10.87
Value at end of period					$10.79	$10.88	$10.84	$11.84	$10.87	$12.71
Number of accumulation units outstanding at end of period					401	5,608	6,893	5,680	6,535	16,212
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.28	$12.73	$5.26
Value at end of period								$12.73	$5.26	$9.07
Number of accumulation units outstanding at end of period								4,467	2,065	2,721
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period					$10.64	$10.65	$10.73	$11.50	$12.03	$7.67
Value at end of period					$10.65	$10.73	$11.50	$12.03	$7.67	$12.17
Number of accumulation units outstanding at end of period					6	381	1,078	1,741	2,520	3,435

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period										$5.99
Value at end of period										$7.77
Number of accumulation units outstanding at end of period										43
SMALLCAP WORLD FUND®										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$7.80
Value at end of period										$8.27
Number of accumulation units outstanding at end of period										38
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$10.35	$11.61	$11.12	$12.47	$13.65	$14.34
Value at end of period					$11.61	$11.12	$12.47	$13.65	$14.34	$16.84
Number of accumulation units outstanding at end of period					72	2,887	6,150	5,820	4,362	15,901
THE BOND FUND OF AMERICA^SM										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.69	$8.70
Value at end of period									$8.70	$9.87
Number of accumulation units outstanding at end of period									3,390	1,422
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$9.79	$10.82	$12.21	$13.38	$14.66	$8.83
Value at end of period					$10.82	$12.21	$13.38	$14.66	$8.83	$11.73
Number of accumulation units outstanding at end of period					3,356	26,926	20,426	18,292	17,588	33,967
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.30	$10.48	$5.63
Value at end of period								$10.48	$5.63	$8.34
Number of accumulation units outstanding at end of period								24	2,123	3,515
WANGER SELECT										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$9.72	$11.41	$12.46	$14.74	$15.93	$8.02
Value at end of period					$11.41	$12.46	$14.74	$15.93	$8.02	$13.16
Number of accumulation units outstanding at end of period					620	1,558	4,582	4,651	3,397	7,402
WANGER USA										
(Funds were first received in this option during February 2005)										
Value at beginning of period						$11.40	$12.73	$13.56	$14.12	$8.42
Value at end of period						$12.73	$13.56	$14.12	$8.42	$11.83
Number of accumulation units outstanding at end of period						2,036	5,997	4,015	1,032	4,803
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.09	$10.82	$11.06	$12.89	$13.24	$8.74
Value at end of period					$10.82	$11.06	$12.89	$13.24	$8.74	$10.28
Number of accumulation units outstanding at end of period					4,346	13,613	18,846	19,876	29,780	23,825

CFI 248

Condensed Financial Information (continued)

TABLE 27

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) and 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.47									
Value at end of period	$12.26									
Number of accumulation units outstanding at end of period	2,001									
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.54	$11.51	$10.41	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753
Value at end of period	$7.82	$6.54	$11.51	$10.41	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101
Number of accumulation units outstanding at end of period	41,196	51,978	48,259	47,128	24,539	22,247	23,114	15,396	8,718	4,931
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716
Value at end of period	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887
Number of accumulation units outstanding at end of period	58,985	62,945	60,509	61,914	31,794	36,651	36,257	29,057	19,324	7,623
ALGER GREEN FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.12									
Value at end of period	$12.96									
Number of accumulation units outstanding at end of period	550									
AMANA GROWTH FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.17									
Value at end of period	$9.58									
Number of accumulation units outstanding at end of period	13,148									
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.23									
Value at end of period	$9.87									
Number of accumulation units outstanding at end of period	12,586									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.08									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	13,688									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.73	$10.46								
Value at end of period	$7.91	$5.73								
Number of accumulation units outstanding at end of period	12,780	1,880								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.51									
Value at end of period	$12.60									
Number of accumulation units outstanding at end of period	57									

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.20	$17.99	$17.73	$16.50	$15.81	$14.79	$12.55	$14.468	$15.743	$16.455
Value at end of period	$15.09	$12.20	$17.99	$17.73	$16.50	$15.81	$14.79	$12.55	$14.468	$15.743
Number of accumulation units outstanding at end of period	32,907	35,566	32,304	26,160	20,886	16,388	11,778	8,571	3,686	999
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.08	$8.94								
Value at end of period	$7.94	$6.08								
Number of accumulation units outstanding at end of period	2,198	1,166								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$11.35	$19.34	$16.47	$13.69	$11.45	$9.95				
Value at end of period	$15.60	$11.35	$19.34	$16.47	$13.69	$11.45				
Number of accumulation units outstanding at end of period	167,669	127,676	92,487	48,828	24,162	3,553				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$14.55	$21.59	$23.79	$19.84	$18.19	$16.20				
Value at end of period	$18.66	$14.55	$21.59	$23.79	$19.84	$18.19				
Number of accumulation units outstanding at end of period	35,143	38,157	32,742	30,174	19,924	6,364				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$18.84	$33.19	$28.58	$25.91	$22.43	$19.67	$15.50	$17.319	$19.985	$21.67
Value at end of period	$25.25	$18.84	$33.19	$28.58	$25.91	$22.43	$19.67	$15.50	$17.319	$19.985
Number of accumulation units outstanding at end of period	318,093	332,769	304,741	261,881	199,896	129,478	74,453	41,896	27,983	18,640
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.02	$23.00	$22.94	$19.32	$18.48	$16.78	$13.04	$15.894	$16.935	$15.815
Value at end of period	$16.75	$13.02	$23.00	$22.94	$19.32	$18.48	$16.78	$13.04	$15.894	$16.935
Number of accumulation units outstanding at end of period	143,170	156,680	158,307	152,764	131,013	109,939	77,041	45,787	25,563	15,146
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$11.24	$21.55	$17.19	$16.29	$15.59	$15.27	$11.64	$16.86	$20.733	$23.581
Value at end of period	$14.24	$11.24	$21.55	$17.19	$16.29	$15.59	$15.27	$11.64	$16.86	$20.733
Number of accumulation units outstanding at end of period	119,463	134,845	126,275	117,621	115,218	108,714	100,006	69,331	47,070	33,790
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$12.61	$22.73	$19.62	$16.82	$14.31	$12.75	$9.00	$11.438	$14.693	$18.391
Value at end of period	$15.76	$12.61	$22.73	$19.62	$16.82	$14.31	$12.75	$9.00	$11.438	$14.693
Number of accumulation units outstanding at end of period	24,291	27,668	22,910	21,543	17,720	15,876	12,355	11,033	9,531	8,005
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04	$9.22	$11.64		
Value at end of period	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04	$9.22		
Number of accumulation units outstanding at end of period	66,301	60,560	53,895	48,595	38,989	24,929	9,229	2,036		
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.10	$9.89								
Value at end of period	$8.03	$6.10								
Number of accumulation units outstanding at end of period	38,454	4,596								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81	$8.08	$9.75		
Value at end of period	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81	$8.08		
Number of accumulation units outstanding at end of period	17,480	15,366	15,180	15,798	10,540	6,474	1,134	126		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.87	$19.53	$16.98	$13.31	$11.68	$9.75				
Value at end of period	$12.91	$10.87	$19.53	$16.98	$13.31	$11.68				
Number of accumulation units outstanding at end of period	55,265	54,619	43,902	22,729	6,367	529				
ING BALANCED PORTFOLIO										
Value at beginning of period	$14.74	$20.75	$19.91	$18.33	$17.80	$16.47	$14.03	$15.842	$16.747	$17.052
Value at end of period	$17.35	$14.74	$20.75	$19.91	$18.33	$17.80	$16.47	$14.03	$15.842	$16.747
Number of accumulation units outstanding at end of period	66,784	88,950	93,827	87,400	91,050	97,061	33,013	16,260	7,085	6,532
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$6.32	$10.85	$10.52							
Value at end of period	$8.38	$6.32	$10.85							
Number of accumulation units outstanding at end of period	1,624	2,700	586							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45	$8.69	$9.36		
Value at end of period	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45	$8.69		
Number of accumulation units outstanding at end of period	56,618	53,816	47,125	35,472	33,006	15,184	6,758	180		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.28	$10.42	$10.68							
Value at end of period	$8.10	$6.28	$10.42							
Number of accumulation units outstanding at end of period	73,143	77,452	73,368							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$2.94	$4.95	$4.21	$3.98	$3.60	$3.69	$2.57	$4.434	$5.828	$9.934
Value at end of period	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.69	$2.57	$4.434	$5.828
Number of accumulation units outstanding at end of period	98,249	89,358	96,236	63,627	69,010	64,006	50,843	24,372	10,887	2,632
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.07	$9.99	$12.30	$10.44						
Value at end of period	$8.14	$6.07	$9.99	$12.30						
Number of accumulation units outstanding at end of period	48,613	36,902	26,249	17,184						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$6.66	$10.23	$10.06	$9.09						
Value at end of period	$8.21	$6.66	$10.23	$10.06						
Number of accumulation units outstanding at end of period	6,389	3,523	983	178						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$12.61	$21.01	$20.42	$18.16	$17.70	$16.53	$11.90	$12.02		
Value at end of period	$16.39	$12.61	$21.01	$20.42	$18.16	$17.70	$16.53	$11.90		
Number of accumulation units outstanding at end of period	16,216	15,210	10,444	8,450	6,870	4,882	1,180	5		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.52	$13.51	$12.60	$11.21	$11.03					
Value at end of period	$11.29	$9.52	$13.51	$12.60	$11.21					
Number of accumulation units outstanding at end of period	16,362	15,475	9,420	5,597	1,447					

CFI 251

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.88	$14.77	$13.07	$11.82	$10.23					
Value at end of period	$12.20	$8.88	$14.77	$13.07	$11.82					
Number of accumulation units outstanding at end of period	43,590	26,069	13,295	10,389	3,998					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.84	$13.46	$9.68							
Value at end of period	$10.65	$7.84	$13.46							
Number of accumulation units outstanding at end of period	115,701	101,622	71,073							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$10.60	$17.20	$16.22	$14.38	$13.47	$12.58	$10.10	$13.641	$16.929	$19.253
Value at end of period	$13.63	$10.60	$17.20	$16.22	$14.38	$13.47	$12.58	$10.10	$13.641	$16.929
Number of accumulation units outstanding at end of period	67,546	95,114	107,258	120,422	117,339	126,306	102,355	80,183	75,992	53,513
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044
Value at end of period	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618
Number of accumulation units outstanding at end of period	136,322	147,669	144,971	145,259	127,900	116,478	90,606	55,062	34,503	23,353
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455
Value at end of period	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751
Number of accumulation units outstanding at end of period	147,186	151,967	149,600	149,158	125,931	104,291	64,629	36,994	9,459	2,019
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during April 2000)										
Value at beginning of period	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461	$8.614
Value at end of period	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461
Number of accumulation units outstanding at end of period	88,723	94,434	94,066	98,473	83,955	67,254	41,585	19,031	4,435	693
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.73	$17.41	$16.62	$16.17	$15.88	$15.33	$14.60	$13.65	$12.711	$11.738
Value at end of period	$17.33	$15.73	$17.41	$16.62	$16.17	$15.88	$15.33	$14.60	$13.65	$12.711
Number of accumulation units outstanding at end of period	111,203	121,609	123,836	98,873	83,799	63,863	53,049	44,358	28,418	9,827
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$5.92	$9.13								
Value at end of period	$7.47	$5.92								
Number of accumulation units outstanding at end of period	26,079	180								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during April 2002)										
Value at beginning of period	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23	$7.97	$9.93		
Value at end of period	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23	$7.97		
Number of accumulation units outstanding at end of period	41,226	40,503	42,483	34,799	27,500	12,652	6,812	2,895		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.73	$9.53								
Value at end of period	$7.72	$5.73								
Number of accumulation units outstanding at end of period	3,406	506								

Condensed Financial Information (continued)

ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO
(Funds were first received in this option during July 2005)

	2005	2006	2007	2008	2009
Value at beginning of period	$11.32	$13.40	$17.98	$24.58	$11.83
Value at end of period	$13.40	$17.98	$24.58	$11.83	$20.05
Number of accumulation units outstanding at end of period	4,853	15,244	27,218	32,316	27,745

ING JPMORGAN MID CAP VALUE PORTFOLIO
(Funds were first received in this option during September 2002)

	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$8.85	$9.17	$11.78	$14.02	$15.03	$17.29	$17.47	$11.56
Value at end of period	$9.17	$11.78	$14.02	$15.03	$17.29	$17.47	$11.56	$14.34
Number of accumulation units outstanding at end of period	16	1,085	6,702	10,412	16,290	20,009	20,976	19,312

ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO
(Funds were first received in this option during September 2005)

	2005	2006	2007	2008	2009
Value at beginning of period	$11.37	$11.29	$13.01	$12.63	$8.74
Value at end of period	$11.29	$13.01	$12.63	$8.74	$10.99
Number of accumulation units outstanding at end of period	69	901	4,267	5,553	6,436

ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$18.873	$13.274	$9.804	$6.26	$8.55	$9.26	$10.19	$11.10	$10.79	$6.48
Value at end of period	$13.274	$9.804	$6.26	$8.55	$9.26	$10.19	$11.10	$10.79	$6.48	$8.46
Number of accumulation units outstanding at end of period	32,839	39,073	48,155	66,466	75,333	67,891	62,516	62,153	52,531	39,780

ING LORD ABBETT AFFILIATED PORTFOLIO
(Funds were first received in this option during June 2006)

	2006	2007	2008	2009
Value at beginning of period	$9.57	$10.79	$11.12	$6.99
Value at end of period	$10.79	$11.12	$6.99	$8.21
Number of accumulation units outstanding at end of period	3,100	223,549	223,698	194,531

ING MARSICO GROWTH PORTFOLIO
(Funds were first received in this option during October 2009)

	2009
Value at beginning of period	$9.68
Value at end of period	$9.99
Number of accumulation units outstanding at end of period	20

ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO
(Funds were first received in this option during October 2005)

	2005	2006	2007	2008	2009
Value at beginning of period	$10.70	$12.43	$15.22	$18.13	$9.04
Value at end of period	$12.43	$15.22	$18.13	$9.04	$12.28
Number of accumulation units outstanding at end of period	828	2,816	9,110	9,615	8,557

ING MFS TOTAL RETURN PORTFOLIO
(Funds were first received in this option during June 2003)

	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$11.13	$11.95	$13.12	$13.33	$14.74	$15.14	$11.61
Value at end of period	$11.95	$13.12	$13.33	$14.74	$15.14	$11.61	$13.52
Number of accumulation units outstanding at end of period	1,615	31,171	65,612	73,280	84,449	85,309	95,289

ING MFS UTILITIES PORTFOLIO
(Funds were first received in this option during July 2005)

	2005	2006	2007	2008	2009
Value at beginning of period	$10.99	$11.41	$14.74	$18.54	$11.41
Value at end of period	$11.41	$14.74	$18.54	$11.41	$14.96
Number of accumulation units outstanding at end of period	414	10,349	34,877	42,079	44,363

ING MIDCAP OPPORTUNITIES PORTFOLIO
(Funds were first received in this option during May 2002)

	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$8.84	$6.92	$9.33	$10.28	$11.21	$11.93	$14.81	$9.12
Value at end of period	$6.92	$9.33	$10.28	$11.21	$11.93	$14.81	$9.12	$12.75
Number of accumulation units outstanding at end of period	197	2,261	5,605	6,578	7,346	7,627	9,681	10,461

ING MONEY MARKET PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period	$11.548	$12.133	$12.453	$12.50	$12.45	$12.43	$12.64	$13.10	$13.60	$13.79
Value at end of period	$12.133	$12.453	$12.50	$12.45	$12.43	$12.64	$13.10	$13.60	$13.79	$13.66
Number of accumulation units outstanding at end of period	24,433	31,487	68,473	85,894	130,565	189,735	293,491	583,468	813,394	570,885

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.42	$12.12	$14.12	$14.86	$8.76
Value at end of period						$12.12	$14.12	$14.86	$8.76	$12.08
Number of accumulation units outstanding at end of period						349,097	382,245	421,438	423,529	363,926
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.98	$10.10	$10.82	$11.62	$9.70
Value at end of period						$10.10	$10.82	$11.62	$9.70	$11.64
Number of accumulation units outstanding at end of period						125,805	127,633	151,703	168,466	166,621
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$18.93	$20.602	$18.388	$13.44	$16.54	$18.00	$19.02	$21.80	$22.17	$14.10
Value at end of period	$20.602	$18.388	$13.44	$16.54	$18.00	$19.02	$21.80	$22.17	$14.10	$16.03
Number of accumulation units outstanding at end of period	1,988	7,402	20,086	31,378	32,827	31,940	31,057	27,932	28,505	48,135
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.42	$10.48	$11.28	$11.46	$8.77
Value at end of period						$10.48	$11.28	$11.46	$8.77	$12.93
Number of accumulation units outstanding at end of period						266	4,932	10,676	11,336	18,088
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$10.14	$10.72	$11.01	$11.35	$11.44	$11.75	$12.69	$12.51
Value at end of period			$10.72	$11.01	$11.35	$11.44	$11.75	$12.69	$12.51	$13.92
Number of accumulation units outstanding at end of period			4,226	19,253	35,513	55,455	69,753	99,218	143,141	192,986
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.34	$9.11	$6.29
Value at end of period								$9.11	$6.29	$7.00
Number of accumulation units outstanding at end of period								134,203	156,353	142,095
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$10.02	$10.79	$11.23	$7.26
Value at end of period							$10.79	$11.23	$7.26	$8.92
Number of accumulation units outstanding at end of period							126	12,646	14,630	18,748
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$10.05	$10.58	$11.08	$7.73
Value at end of period							$10.58	$11.08	$7.73	$12.75
Number of accumulation units outstanding at end of period							616	8,142	12,276	15,217
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)							$9.58	$10.60	$11.07	$7.33
Value at end of period							$10.60	$11.07	$7.33	$9.08
Number of accumulation units outstanding at end of period							277	83,622	82,796	82,035
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.70
Value at end of period										$12.54
Number of accumulation units outstanding at end of period										4,441
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.13	$6.63
Value at end of period									$6.63	$8.10
Number of accumulation units outstanding at end of period									34	15,941

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.05
Value at end of period										$11.83
Number of accumulation units outstanding at end of period										1,766
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.40
Value at end of period										$12.82
Number of accumulation units outstanding at end of period										4,414
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.42	$5.91
Value at end of period									$5.91	$8.18
Number of accumulation units outstanding at end of period									116	3,691
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.59	$6.95
Value at end of period									$6.95	$8.69
Number of accumulation units outstanding at end of period									292	2,901
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2002)										
Value at beginning of period			$7.76	$4.98	$6.82	$7.42	$8.00	$8.89	$9.66	$6.25
Value at end of period			$4.98	$6.82	$7.42	$8.00	$8.89	$9.66	$6.25	$8.09
Number of accumulation units outstanding at end of period			1,120	4,177	8,830	9,521	11,518	11,546	15,178	10,305
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.617	$18.568	$19.07	$14.46	$19.63	$22.17	$24.15	$27.86	$29.13	$19.83
Value at end of period	$18.568	$19.07	$14.46	$19.63	$22.17	$24.15	$27.86	$29.13	$19.83	$24.99
Number of accumulation units outstanding at end of period	9,885	15,435	26,952	36,393	38,794	38,894	38,682	27,307	25,923	24,312
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.23	$10.68	$11.68	$12.07	$8.72
Value at end of period						$10.68	$11.68	$12.07	$8.72	$10.53
Number of accumulation units outstanding at end of period						5,985	9,287	33,844	81,062	116,541
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.67	$10.91	$12.13	$12.53	$8.19
Value at end of period						$10.91	$12.13	$12.53	$8.19	$10.17
Number of accumulation units outstanding at end of period						1,659	3,474	22,806	45,543	82,789
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.68	$11.07	$12.47	$12.97	$8.07
Value at end of period						$11.07	$12.47	$12.97	$8.07	$10.23
Number of accumulation units outstanding at end of period						5,440	11,636	29,608	63,053	92,869
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.82	$11.27	$12.81	$13.38	$7.95
Value at end of period						$11.27	$12.81	$13.38	$7.95	$10.19
Number of accumulation units outstanding at end of period						263	4,298	19,854	40,658	71,842
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$7.44	$7.64
Value at end of period									$7.64	$9.07
Number of accumulation units outstanding at end of period									4,030	1,563

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.91	$6.90								
Value at end of period	$8.49	$6.91								
Number of accumulation units outstanding at end of period	3,939	178								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$9.34	$11.35	$10.92	$10.22						
Value at end of period	$10.81	$9.34	$11.35	$10.92						
Number of accumulation units outstanding at end of period	10,308	5,442	3,712	3,215						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.43	$17.79	$17.03	$15.91	$15.51	$14.55	$12.96	$13.72	$14.231	$13.748
Value at end of period	$15.63	$13.43	$17.79	$17.03	$15.91	$15.51	$14.55	$12.96	$13.72	$14.231
Number of accumulation units outstanding at end of period	34,080	22,604	14,427	13,450	15,934	13,525	8,080	9,559	8,425	7,350
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$12.01	$19.02	$18.33	$16.40	$15.64	$14.13	$11.51	$13.515	$15.472	$15.77
Value at end of period	$14.85	$12.01	$19.02	$18.33	$16.40	$15.64	$14.13	$11.51	$13.515	$15.472
Number of accumulation units outstanding at end of period	50,097	43,263	45,479	38,767	29,864	20,916	14,993	9,024	8,645	4,619
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.48	$18.18	$17.45	$15.89	$15.37	$14.12	$11.97	$13.395	$14.584	$14.705
Value at end of period	$15.02	$12.48	$18.18	$17.45	$15.89	$15.37	$14.12	$11.97	$13.395	$14.584
Number of accumulation units outstanding at end of period	71,490	47,688	40,202	39,861	39,355	28,210	21,897	14,720	13,693	11,050
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.14	$12.76	$12.38	$10.93	$10.20					
Value at end of period	$12.02	$9.14	$12.76	$12.38	$10.93					
Number of accumulation units outstanding at end of period	454,755	373,017	288,646	129,517	26,002					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.75	$13.80	$12.32	$11.44	$10.24					
Value at end of period	$11.20	$7.75	$13.80	$12.32	$11.44					
Number of accumulation units outstanding at end of period	151,794	167,991	154,634	139,018	140,432					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$11.45	$18.02	$17.71	$15.06	$14.67	$12.93	$11.34			
Value at end of period	$14.13	$11.45	$18.02	$17.71	$15.06	$14.67	$12.93			
Number of accumulation units outstanding at end of period	69,003	59,043	49,380	35,062	21,697	5,534	773			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.67	$23.96	$22.08	$19.73	$18.81	$17.32	$13.39	$17.679	$19.939	$20.196
Value at end of period	$19.31	$13.67	$23.96	$22.08	$19.73	$18.81	$17.32	$13.39	$17.679	$19.939
Number of accumulation units outstanding at end of period	80,998	85,842	87,681	69,189	56,851	43,781	28,395	15,100	7,849	2,906
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.20	$6.28								
Number of accumulation units outstanding at end of period	47,069	45,957								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.66	$11.18	$11.06	$10.21						
Value at end of period	$8.70	$6.66	$11.18	$11.06						
Number of accumulation units outstanding at end of period	11,210	7,233	6,749	2,343						

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$11.21	$18.83	$17.78	$15.41	$15.36	$13.78	$10.90	$15.80	$21.264	$22.836
Value at end of period	$16.02	$11.21	$18.83	$17.78	$15.41	$15.36	$13.78	$10.90	$15.80	$21.264
Number of accumulation units outstanding at end of period	27,027	20,170	21,760	18,313	17,427	18,406	20,661	16,371	9,841	6,816
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.19	$9.86								
Value at end of period	$10.65	$10.19								
Number of accumulation units outstanding at end of period	9,615	2,233								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.17	$12.06	$12.07	$10.67	$9.88	$8.72	$7.06	$9.524	$12.19	$12.922
Value at end of period	$9.34	$7.17	$12.06	$12.07	$10.67	$9.88	$8.72	$7.06	$9.524	$12.19
Number of accumulation units outstanding at end of period	27,971	35,917	34,407	30,367	29,699	27,297	14,768	10,578	8,680	4,913
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64	$8.31	$8.58		
Value at end of period	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64	$8.31		
Number of accumulation units outstanding at end of period	66,761	71,895	74,788	71,555	57,719	25,515	4,065	758		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.52	$12.58	$12.31	$11.06	$10.33					
Value at end of period	$11.54	$9.52	$12.58	$12.31	$11.06					
Number of accumulation units outstanding at end of period	290,160	298,358	306,176	299,371	267,316					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$8.58	$12.82	$12.65	$11.04	$10.73					
Value at end of period	$10.50	$8.58	$12.82	$12.65	$11.04					
Number of accumulation units outstanding at end of period	28,169	22,145	20,052	14,574	4,274					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.64	$10.00	$10.51	$9.43						
Value at end of period	$8.53	$6.64	$10.00	$10.51						
Number of accumulation units outstanding at end of period	2,534	1,843	910	1,353						
JANUS ASPEN BALANCED PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.78	$28.61	$28.86							
Value at end of period	$29.57	$23.78	$28.61							
Number of accumulation units outstanding at end of period	51	41	31							
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$5.30	$8.74	$9.41							
Value at end of period	$7.24	$5.30	$8.74							
Number of accumulation units outstanding at end of period	136	1,816	88							
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$7.15	$7.30								
Value at end of period	$9.08	$7.15								
Number of accumulation units outstanding at end of period	1,456	28								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$8.85	$14.78	$14.88	$13.43	$12.56	$10.25	$8.32	$9.68		
Value at end of period	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56	$10.25	$8.32		
Number of accumulation units outstanding at end of period	102,003	107,585	108,442	87,368	69,215	33,044	13,050	4,185		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.79	$10.69	$11.33	$6.84
Value at end of period							$10.69	$11.33	$6.84	$8.80
Number of accumulation units outstanding at end of period							50	3,751	3,662	6,537
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.09	$11.32	$12.44	$14.72	$16.85	$10.34
Value at end of period					$11.32	$12.44	$14.72	$16.85	$10.34	$14.04
Number of accumulation units outstanding at end of period					5,595	13,878	27,001	40,786	52,270	59,944
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$21.29	$28.79	$40.16	$49.65	$65.63	$33.69
Value at end of period					$28.79	$40.16	$49.65	$65.63	$33.69	$60.46
Number of accumulation units outstanding at end of period					3,753	19,044	29,258	38,360	44,277	47,303
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.94	$11.72	$13.32	$12.99	$7.98
Value at end of period						$11.72	$13.32	$12.99	$7.98	$10.81
Number of accumulation units outstanding at end of period						174	3,536	6,616	9,411	15,116
PAX WORLD BALANCED FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$9.65	$10.56	$10.99	$12.02	$12.99	$8.89
Value at end of period					$10.56	$10.99	$12.02	$12.99	$8.89	$10.65
Number of accumulation units outstanding at end of period					8,390	30,553	41,376	47,571	59,920	69,765
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.45	$10.78	$10.87	$10.83	$11.82	$10.85
Value at end of period					$10.78	$10.87	$10.83	$11.82	$10.85	$12.68
Number of accumulation units outstanding at end of period					6,280	27,020	30,508	39,815	80,142	117,674
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.19	$12.73	$5.25
Value at end of period								$12.73	$5.25	$9.06
Number of accumulation units outstanding at end of period								12,549	29,802	45,739
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$9.97	$10.65	$10.72	$11.48	$12.00	$7.66
Value at end of period					$10.65	$10.72	$11.48	$12.00	$7.66	$12.13
Number of accumulation units outstanding at end of period					3,419	8,221	15,110	23,291	26,322	36,257
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.80	$6.17
Value at end of period									$6.17	$7.76
Number of accumulation units outstanding at end of period									460	10,471
SMALLCAP WORLD FUND®										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$5.90	$5.45
Value at end of period									$5.45	$8.27
Number of accumulation units outstanding at end of period									2,489	7,244

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$14.31	$13.63	$12.45	$11.11	$11.61	$9.98				
Value at end of period	$16.79	$14.31	$13.63	$12.45	$11.11	$11.61				
Number of accumulation units outstanding at end of period	135,707	109,146	63,434	27,115	20,640	9,002				
THE BOND FUND OF AMERICA^SM										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.70	$9.66								
Value at end of period	$9.87	$8.70								
Number of accumulation units outstanding at end of period	12,439	1,634								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.81	$14.63	$13.37	$12.20	$10.82	$10.02				
Value at end of period	$11.70	$8.81	$14.63	$13.37	$12.20	$10.82				
Number of accumulation units outstanding at end of period	314,662	260,809	223,431	158,071	98,047	29,615				
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.63	$10.48	$10.07							
Value at end of period	$8.33	$5.63	$10.48							
Number of accumulation units outstanding at end of period	20,191	8,775	1,545							
WANGER SELECT										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.00	$15.90	$14.72	$12.45	$11.41	$9.93				
Value at end of period	$13.12	$8.00	$15.90	$14.72	$12.45	$11.41				
Number of accumulation units outstanding at end of period	47,807	44,494	34,375	17,561	8,048	3,245				
WANGER USA										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.40	$14.10	$13.55	$12.72	$11.57	$10.25				
Value at end of period	$11.80	$8.40	$14.10	$13.55	$12.72	$11.57				
Number of accumulation units outstanding at end of period	36,277	32,657	24,212	16,266	8,700	2,505				
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.72	$13.21	$12.88	$11.05	$10.82	$10.05				
Value at end of period	$10.25	$8.72	$13.21	$12.88	$11.05	$10.82				
Number of accumulation units outstanding at end of period	187,503	169,986	160,198	106,492	72,248	25,186				

TABLE 28

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.51	$11.46	$10.37	$9.88	$9.20	$8.74	$6.84	$9.155	$12.091	$13.748
Value at end of period	$7.78	$6.51	$11.46	$10.37	$9.88	$9.20	$8.74	$6.84	$9.155	$12.091
Number of accumulation units outstanding at end of period	0	4,679	4,659	5,147	3,417	4,187	3,132	1,967	1,797	640
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.30	$10.58	$9.92	$8.61	$8.28	$7.70	$6.27	$7.523	$9.878	$11.712
Value at end of period	$9.24	$7.30	$10.58	$9.92	$8.61	$8.28	$7.70	$6.27	$7.523	$9.878
Number of accumulation units outstanding at end of period	2,650	3,168	3,309	2,377	468	436	6,389	12,359	9,769	4,846

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$12.12	$17.88	$17.63	$16.42	$15.75	$14.73	$12.51	$14.427	$15.707	$16.426
Value at end of period	$14.99	$12.12	$17.88	$17.63	$16.42	$15.75	$14.73	$12.51	$14.427	$15.707
Number of accumulation units outstanding at end of period	0	246	188	141	155	2,160	4,323	2,163	1,989	1,433
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$11.32	$19.30	$16.45	$13.68	$11.28					
Value at end of period	$15.55	$11.32	$19.30	$16.45	$13.68					
Number of accumulation units outstanding at end of period	189	560	1,333	955	439					
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.49	$21.51	$23.72	$19.79	$17.50					
Value at end of period	$18.58	$14.49	$21.51	$23.72	$19.79					
Number of accumulation units outstanding at end of period	8,509	3,296	5,590	2,150	22					
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$18.72	$33.00	$28.43	$25.78	$22.34	$19.60	$15.45	$17.27	$19.938	$21.631
Value at end of period	$25.08	$18.72	$33.00	$28.43	$25.78	$22.34	$19.60	$15.45	$17.27	$19.938
Number of accumulation units outstanding at end of period	3,320	7,532	8,708	5,566	9,167	5,932	4,024	4,346	6,241	10,383
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.94	$22.86	$22.82	$19.23	$18.40	$16.72	$12.99	$15.85	$16.896	$15.786
Value at end of period	$16.63	$12.94	$22.86	$22.82	$19.23	$18.40	$16.72	$12.99	$15.85	$16.896
Number of accumulation units outstanding at end of period	8,916	9,766	9,591	5,875	7,451	4,708	15,625	10,472	8,325	6,031
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$11.17	$21.42	$17.10	$16.21	$15.52	$15.21	$11.60	$16.812	$20.684	$23.538
Value at end of period	$14.15	$11.17	$21.42	$17.10	$16.21	$15.52	$15.21	$11.60	$16.812	$20.684
Number of accumulation units outstanding at end of period	7,923	10,510	14,704	8,209	14,733	20,564	26,754	15,963	14,252	23,713
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$12.53	$22.60	$19.51	$16.74	$14.25	$12.70	$8.97	$11.406	$14.659	$18.357
Value at end of period	$15.65	$12.53	$22.60	$19.51	$16.74	$14.25	$12.70	$8.97	$11.406	$14.659
Number of accumulation units outstanding at end of period	1,735	2,713	6,676	8,612	6,771	5,756	3,721	2,003	1,871	2,481
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.60	$17.54	$18.20	$15.76	$14.68	$12.02	$9.22	$11.46		
Value at end of period	$14.78	$11.60	$17.54	$18.20	$15.76	$14.68	$12.02	$9.22		
Number of accumulation units outstanding at end of period	1,892	1,663	2,216	543	5,018	2,749	42	111		
FUNDAMENTAL INVESTORS^{SM}										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$5.75									
Value at end of period	$8.02									
Number of accumulation units outstanding at end of period	41									
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$10.91	$15.05	$15.70	$14.83						
Value at end of period	$14.61	$10.91	$15.05	$15.70						
Number of accumulation units outstanding at end of period	0	180	219	208						
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$10.85	$19.49	$16.96	$13.30	$12.61					
Value at end of period	$12.87	$10.85	$19.49	$16.96	$13.30					
Number of accumulation units outstanding at end of period	0	22	3,486	6	0					
ING BALANCED PORTFOLIO										
Value at beginning of period	$14.64	$20.63	$19.80	$18.24	$17.72	$16.41	$13.99	$15.797	$16.708	$17.021
Value at end of period	$17.23	$14.64	$20.63	$19.80	$18.24	$17.72	$16.41	$13.99	$15.797	$16.708
Number of accumulation units outstanding at end of period	2,748	4,493	4,067	4,362	3,142	2,785	894	468	3,721	4,388

CFI 260

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$6.31	$10.84	$11.14							
Value at end of period	$8.36	$6.31	$10.84							
Number of accumulation units outstanding at end of period	2	0	1							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.58	$18.24	$17.42	$15.31	$14.45	$11.62				
Value at end of period	$14.12	$10.58	$18.24	$17.42	$15.31	$14.45				
Number of accumulation units outstanding at end of period	598	69	1,570	1,082	3,170	1,537				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.28	$10.41	$10.68							
Value at end of period	$8.09	$6.28	$10.41							
Number of accumulation units outstanding at end of period	11,667	15,644	12,366							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2000)										
Value at beginning of period	$2.93	$4.93	$4.20	$3.96	$3.59	$3.69	$2.57	$4.43	$5.826	$10.134
Value at end of period	$4.41	$2.93	$4.93	$4.20	$3.96	$3.59	$3.69	$2.57	$4.43	$5.826
Number of accumulation units outstanding at end of period	2,395	2,453	2,876	2,697	2,207	971	133	2,978	2,131	857
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$6.06	$9.98	$12.79							
Value at end of period	$8.13	$6.06	$9.98							
Number of accumulation units outstanding at end of period	1,775	3,121	2,872							
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$6.65	$10.23	$11.04							
Value at end of period	$8.19	$6.65	$10.23							
Number of accumulation units outstanding at end of period	31	1	7							
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$12.56	$20.94	$20.37	$18.12	$17.67	$17.05				
Value at end of period	$16.32	$12.56	$20.94	$20.37	$18.12	$17.67				
Number of accumulation units outstanding at end of period	286	289	289	290	697	412				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$9.50	$13.49	$12.59	$11.55						
Value at end of period	$11.26	$9.50	$13.49	$12.59						
Number of accumulation units outstanding at end of period	110	101	70	84						
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$8.86	$14.75	$13.06	$12.65						
Value at end of period	$12.18	$8.86	$14.75	$13.06						
Number of accumulation units outstanding at end of period	202	729	115	522						
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.83	$13.45	$9.68							
Value at end of period	$10.63	$7.83	$13.45							
Number of accumulation units outstanding at end of period	5	151	1,588							

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$19.218	$16.89	$13.603	$10.07	$12.53	$13.41	$14.31	$16.14	$17.11	$10.53
Value at end of period	$16.89	$13.603	$10.07	$12.53	$13.41	$14.31	$16.14	$17.11	$10.53	$13.54
Number of accumulation units outstanding at end of period	12,706	10,253	1,236	10,759	7,112	7,007	3,228	2,814	6,473	1,109
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$23.006	$20.574	$17.541	$13.59	$16.92	$18.46	$19.21	$21.72	$22.52	$13.96
Value at end of period	$20.574	$17.541	$13.59	$16.92	$18.46	$19.21	$21.72	$22.52	$13.96	$16.97
Number of accumulation units outstanding at end of period	18,316	12,543	16,377	16,186	13,198	8,968	8,144	9,544	6,249	790
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.445	$14.731	$14.348	$12.45	$16.28	$18.73	$20.55	$22.20	$23.12	$14.25
Value at end of period	$14.731	$14.348	$12.45	$16.28	$18.73	$20.55	$22.20	$23.12	$14.25	$18.52
Number of accumulation units outstanding at end of period	1,744	1,285	11,165	12,239	12,306	4,393	4,107	2,388	2,639	1,043
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.637	$10.447	$10.559	$9.05	$12.16	$14.65	$15.56	$17.49	$16.18	$10.61
Value at end of period	$10.447	$10.559	$9.05	$12.16	$14.65	$15.56	$17.49	$16.18	$10.61	$13.08
Number of accumulation units outstanding at end of period	22	172	1,406	390	627	1,157	843	843	1,358	419
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$11.717	$12.681	$13.611	$14.56	$15.27	$15.81	$16.10	$16.54	$17.30	$15.63
Value at end of period	$12.681	$13.611	$14.56	$15.27	$15.81	$16.10	$16.54	$17.30	$15.63	$17.22
Number of accumulation units outstanding at end of period	7,648	4,921	8,314	9,239	8,586	9,308	6,279	9,582	5,294	5,386
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$5.25
Value at end of period										$7.47
Number of accumulation units outstanding at end of period										10
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.86	$7.97	$10.22	$11.85	$12.80	$16.35	$18.31	$10.34
Value at end of period			$7.97	$10.22	$11.85	$12.80	$16.35	$18.31	$10.34	$12.98
Number of accumulation units outstanding at end of period			15	432	1,542	2,242	487	3,381	3,622	2,989
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$14.06	$17.96	$24.55	$11.81
Value at end of period							$17.96	$24.55	$11.81	$20.00
Number of accumulation units outstanding at end of period							16	411	352	82
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$9.60	$8.72
Value at end of period									$8.72	$10.96
Number of accumulation units outstanding at end of period									454	0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$18.838	$13.244	$9.776	$6.24	$8.51	$9.22	$10.14	$11.04	$10.73	$6.44
Value at end of period	$13.244	$9.776	$6.24	$8.51	$9.22	$10.14	$11.04	$10.73	$6.44	$8.41
Number of accumulation units outstanding at end of period	11,429	2,994	1,042	7,087	4,455	3,610	3,228	3,809	4,770	841
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.96	$11.11	$6.98
Value at end of period								$11.11	$6.98	$8.20
Number of accumulation units outstanding at end of period								7,355	2,543	1,497
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$15.26	$18.10	$9.02
Value at end of period								$18.10	$9.02	$12.25
Number of accumulation units outstanding at end of period								8	0	21

CFI 262

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.96	$11.95	$13.11	$13.32	$14.71	$15.10	$11.58
Value at end of period				$11.95	$13.11	$13.32	$14.71	$15.10	$11.58	$13.47
Number of accumulation units outstanding at end of period				169	1,368	2,566	4,659	5,338	1,274	394
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$17.64	$18.52	$11.38
Value at end of period								$18.52	$11.38	$14.92
Number of accumulation units outstanding at end of period								1,399	2,296	1,716
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period					$10.28	$10.26	$11.18	$11.90	$14.76	$9.09
Value at end of period					$10.26	$11.18	$11.90	$14.76	$9.09	$12.69
Number of accumulation units outstanding at end of period					30	97	893	2,033	2,003	106
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.527	$12.105	$12.418	$12.46	$12.41	$12.38	$12.58	$13.03	$13.52	$13.70
Value at end of period	$12.105	$12.418	$12.46	$12.41	$12.38	$12.58	$13.03	$13.52	$13.70	$13.57
Number of accumulation units outstanding at end of period	11,514	17,088	18,597	20,580	20,307	16,829	8,582	12,666	8,506	10,290
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.41	$12.11	$14.11	$14.84	$8.74
Value at end of period						$12.11	$14.11	$14.84	$8.74	$12.04
Number of accumulation units outstanding at end of period						23,465	12,183	17,167	22,730	10,091
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.97	$10.10	$10.81	$11.60	$9.68
Value at end of period						$10.10	$10.81	$11.60	$9.68	$11.61
Number of accumulation units outstanding at end of period						10,608	10,234	13,838	15,655	9,467
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$18.904	$20.564	$18.345	$13.41	$16.49	$17.93	$18.94	$21.69	$22.05	$14.02
Value at end of period	$20.564	$18.345	$13.41	$16.49	$17.93	$18.94	$21.69	$22.05	$14.02	$15.92
Number of accumulation units outstanding at end of period	8,401	1,796	4,993	6,566	7,192	2,281	2,002	2,018	2,770	514
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$10.71	$11.27	$11.44	$8.75
Value at end of period							$11.27	$11.44	$8.75	$12.90
Number of accumulation units outstanding at end of period							31	38	49	49
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period			$10.35	$10.71	$11.00	$11.33	$11.42	$11.72	$12.66	$12.47
Value at end of period			$10.71	$11.00	$11.33	$11.42	$11.72	$12.66	$12.47	$13.86
Number of accumulation units outstanding at end of period			639	4,202	7,999	2,532	1,369	7,861	1,679	1,628
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.34	$9.11	$6.28
Value at end of period								$9.11	$6.28	$6.98
Number of accumulation units outstanding at end of period								6,555	7,697	4,380
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.72	$11.22	$7.25
Value at end of period								$11.22	$7.25	$8.91
Number of accumulation units outstanding at end of period								1,020	23	57

CFI 263

Condensed Financial Information (continued)

ING PIONEER HIGH YIELD PORTFOLIO
(Funds were first received in this option during August 2007)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$7.72	$11.08	$10.85							
Value at end of period	$12.73	$7.72	$11.08							
Number of accumulation units outstanding at end of period	32	0	7							

ING PIONEER MID CAP VALUE PORTFOLIO
(Funds were first received in this option during June 2007)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$7.32	$11.06	$11.92							
Value at end of period	$9.06	$7.32	$11.06							
Number of accumulation units outstanding at end of period	12,871	14,060	16,677							

ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO
(Funds were first received in this option during July 2009)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$10.70									
Value at end of period	$12.53									
Number of accumulation units outstanding at end of period	10									

ING RUSSELL™ LARGE CAP INDEX PORTFOLIO
(Funds were first received in this option during July 2009)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$6.88									
Value at end of period	$8.09									
Number of accumulation units outstanding at end of period	191									

ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO
(Funds were first received in this option during July 2009)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$10.05									
Value at end of period	$11.82									
Number of accumulation units outstanding at end of period	25									

ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO
(Funds were first received in this option during August 2009)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$11.40									
Value at end of period	$12.81									
Number of accumulation units outstanding at end of period	60									

ING SMALL CAP OPPORTUNITIES PORTFOLIO
(Funds were first received in this option during November 2007)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$6.23	$9.63	$9.64							
Value at end of period	$8.06	$6.23	$9.63							
Number of accumulation units outstanding at end of period	148	149	151							

ING SMALL COMPANY PORTFOLIO
(Funds were first received in this option during April 2000)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$19.72	$28.97	$27.72	$24.04	$22.09	$19.56	$14.42	$19.024	$18.534	$21.056
Value at end of period	$24.83	$19.72	$28.97	$27.72	$24.04	$22.09	$19.56	$14.42	$19.024	$18.534
Number of accumulation units outstanding at end of period	1,182	2,733	4,675	4,188	5,495	7,600	7,535	6,069	4,254	14,212

ING SOLUTION 2015 PORTFOLIO
(Funds were first received in this option during January 2006)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$8.70	$12.05	$11.67	$10.82						
Value at end of period	$10.51	$8.70	$12.05	$11.67						
Number of accumulation units outstanding at end of period	4,000	3,176	208	499						

ING SOLUTION 2025 PORTFOLIO
(Funds were first received in this option during December 2005)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$8.17	$12.52	$12.12	$10.90	$10.89					
Value at end of period	$10.14	$8.17	$12.52	$12.12	$10.90					
Number of accumulation units outstanding at end of period	959	2,997	4,652	2,596	10					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.05	$12.95	$12.46	$11.28						
Value at end of period	$10.20	$8.05	$12.95	$12.46						
Number of accumulation units outstanding at end of period	2,120	1,997	670	317						
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$7.93	$13.37	$12.80	$11.52						
Value at end of period	$10.17	$7.93	$13.37	$12.80						
Number of accumulation units outstanding at end of period	0	1,916	167	131						
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.33	$11.34	$11.08							
Value at end of period	$10.79	$9.33	$11.34							
Number of accumulation units outstanding at end of period	5	0	3							
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.34	$17.69	$16.94	$15.83	$15.45	$14.49	$12.92	$13.681	$14.198	$13.723
Value at end of period	$15.52	$13.34	$17.69	$16.94	$15.83	$15.45	$14.49	$12.92	$13.681	$14.198
Number of accumulation units outstanding at end of period	485	2,937	4,688	4,062	3,337	5,870	2,876	2,236	2,683	6,774
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$11.93	$18.91	$18.24	$16.32	$15.57	$14.08	$11.47	$13.477	$15.436	$15.742
Value at end of period	$14.75	$11.93	$18.91	$18.24	$16.32	$15.57	$14.08	$11.47	$13.477	$15.436
Number of accumulation units outstanding at end of period	57	81	8,149	9,356	19,823	17,515	5,547	8,197	7,857	12,799
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.40	$18.07	$17.36	$15.82	$15.30	$14.07	$11.93	$13.357	$14.55	$14.679
Value at end of period	$14.91	$12.40	$18.07	$17.36	$15.82	$15.30	$14.07	$11.93	$13.357	$14.55
Number of accumulation units outstanding at end of period	0	4,119	10,833	11,053	10,885	9,612	4,870	5,796	5,657	14,624
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$9.12	$12.74	$12.37	$11.14						
Value at end of period	$11.99	$9.12	$12.74	$12.37						
Number of accumulation units outstanding at end of period	452	2,670	7,333	348						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.73	$13.78	$12.31	$11.43	$10.23					
Value at end of period	$11.17	$7.73	$13.78	$12.31	$11.43					
Number of accumulation units outstanding at end of period	8,265	13,902	12,859	8,139	12,957					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$11.42	$17.98	$17.68	$15.04	$14.32					
Value at end of period	$14.08	$11.42	$17.98	$17.68	$15.04					
Number of accumulation units outstanding at end of period	361	41	205	140	33					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.59	$23.82	$21.96	$19.63	$18.73	$17.25	$13.35	$17.629	$19.893	$20.16
Value at end of period	$19.17	$13.59	$23.82	$21.96	$19.63	$18.73	$17.25	$13.35	$17.629	$19.893
Number of accumulation units outstanding at end of period	1,608	5,199	3,002	3,561	4,376	3,745	5,379	223	559	5,083
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.19	$6.28								
Number of accumulation units outstanding at end of period	836	2,080								

CFI 265

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$11.20	$11.17	$6.65
Value at end of period								$11.17	$6.65	$8.69
Number of accumulation units outstanding at end of period								400	0	5
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$22.794	$21.214	$15.755	$10.86	$13.73	$15.30	$15.34	$17.69	$18.72	$11.13
Value at end of period	$21.214	$15.755	$10.86	$13.73	$15.30	$15.34	$17.69	$18.72	$11.13	$15.91
Number of accumulation units outstanding at end of period	2,742	3,331	2,413	1,999	835	679	1,158	1,157	1,282	353
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$12.898	$12.162	$9.497	$7.04	$8.68	$9.84	$10.62	$12.00	$11.99	$7.13
Value at end of period	$12.162	$9.497	$7.04	$8.68	$9.84	$10.62	$12.00	$11.99	$7.13	$9.27
Number of accumulation units outstanding at end of period	2,272	642	1,314	1,817	506	818	769	914	1,069	0
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$9.28	$10.63	$12.25	$12.51	$14.31	$13.80	$8.65
Value at end of period				$10.63	$12.25	$12.51	$14.31	$13.80	$8.65	$10.98
Number of accumulation units outstanding at end of period				388	97	287	458	2,440	369	166
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.32	$11.05	$12.29	$12.57	$9.50
Value at end of period						$11.05	$12.29	$12.57	$9.50	$11.51
Number of accumulation units outstanding at end of period						27,187	12,530	16,041	16,213	12,773
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.28	$12.64	$12.80	$8.56
Value at end of period							$12.64	$12.80	$8.56	$10.47
Number of accumulation units outstanding at end of period							836	413	156	1,319
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2003)										
Value at beginning of period				$8.79	$10.24	$12.54	$13.40	$14.84	$14.73	$8.82
Value at end of period				$10.24	$12.54	$13.40	$14.84	$14.73	$8.82	$11.02
Number of accumulation units outstanding at end of period				799	8,043	7,019	2,317	2,865	2,106	1,318
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$11.05	$11.32	$6.83
Value at end of period								$11.32	$6.83	$8.79
Number of accumulation units outstanding at end of period								17	18	60
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.87	$14.70	$16.82	$10.32
Value at end of period							$14.70	$16.82	$10.32	$14.00
Number of accumulation units outstanding at end of period							27	310	309	872
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$21.93	$28.73	$40.05	$49.49	$65.39	$33.54
Value at end of period					$28.73	$40.05	$49.49	$65.39	$33.54	$60.17
Number of accumulation units outstanding at end of period					1,423	979	1,797	3,058	656	1,892
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$13.42	$12.97	$7.96
Value at end of period								$12.97	$7.96	$10.78
Number of accumulation units outstanding at end of period								7	0	44

CFI 266

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PAX WORLD BALANCED FUND										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$10.34	$10.96	$11.98	$12.94	$8.85
Value at end of period						$10.96	$11.98	$12.94	$8.85	$10.60
Number of accumulation units outstanding at end of period						1,216	2,857	2,657	944	3,008
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.84	$10.86	$10.81	$11.80	$10.82
Value at end of period						$10.86	$10.81	$11.80	$10.82	$12.64
Number of accumulation units outstanding at end of period						922	1,490	2,651	282	5,515
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$11.12	$12.73	$5.25
Value at end of period								$12.73	$5.25	$9.05
Number of accumulation units outstanding at end of period								4	0	9
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$10.75	$11.47	$11.98	
Value at end of period							$11.47	$11.98	$7.64	
Number of accumulation units outstanding at end of period							61	66	0	
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during December 2009)										
Value at beginning of period										$7.83
Value at end of period										$7.75
Number of accumulation units outstanding at end of period										7
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$10.65	$11.61	$11.10	$12.43	$13.60	
Value at end of period					$11.61	$11.10	$12.43	$13.60	$14.27	
Number of accumulation units outstanding at end of period					1,853	599	917	760	0	
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.71	$10.81	$12.19	$13.35	$14.61	$8.78
Value at end of period					$10.81	$12.19	$13.35	$14.61	$8.78	$11.67
Number of accumulation units outstanding at end of period					547	954	3,477	9,502	3,386	7,274
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2008)										
Value at beginning of period									$5.62	$5.62
Value at end of period									$5.62	$8.32
Number of accumulation units outstanding at end of period									1	8
WANGER SELECT										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.66	$14.70	$15.87	$7.98
Value at end of period							$14.70	$15.87	$7.98	$13.09
Number of accumulation units outstanding at end of period							104	595	603	301
WANGER USA										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.97	$12.71	$13.53	$14.07	$8.38
Value at end of period						$12.71	$13.53	$14.07	$8.38	$11.76
Number of accumulation units outstanding at end of period						186	393	3,789	489	543

CFI 267

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.70	$13.19	$12.86	$11.22						
Value at end of period	$10.22	$8.70	$13.19	$12.86						
Number of accumulation units outstanding at end of period	5	0	54	408						

TABLE 29

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$6.48	$11.41	$10.33	$9.85	$9.17	$8.72	$6.82	$9.143	$12.081	$14.449
Value at end of period	$7.74	$6.48	$11.41	$10.33	$9.85	$9.17	$8.72	$6.82	$9.143	$12.081
Number of accumulation units outstanding at end of period	3,264	6,683	6,818	9,819	4,933	4,017	3,007	1,290	1,035	91
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$7.26	$10.54	$9.88	$8.58	$8.26	$7.68	$6.26	$7.513	$9.87	$11.204
Value at end of period	$9.19	$7.26	$10.54	$9.88	$8.58	$8.26	$7.68	$6.26	$7.513	$9.87
Number of accumulation units outstanding at end of period	9,942	10,490	9,584	10,250	7,243	4,625	3,571	1,872	1,187	32
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.61									
Value at end of period	$9.85									
Number of accumulation units outstanding at end of period	500									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.22									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	598									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$7.57									
Value at end of period	$7.89									
Number of accumulation units outstanding at end of period	1									
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$12.05	$17.78	$17.54	$16.34	$15.68	$14.68	$12.47	$14.386	$15.67	$15.73
Value at end of period	$14.89	$12.05	$17.78	$17.54	$16.34	$15.68	$14.68	$12.47	$14.386	$15.67
Number of accumulation units outstanding at end of period	2,704	2,662	2,502	2,482	3,002	3,526	3,005	1,649	1,719	170
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.30	$19.26	$16.43	$13.67	$11.44	$11.05				
Value at end of period	$15.51	$11.30	$19.26	$16.43	$13.67	$11.44				
Number of accumulation units outstanding at end of period	9,436	4,956	2,773	5,899	2,922	1,297				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$14.43	$21.43	$23.64	$19.73	$18.11	$15.67				
Value at end of period	$18.49	$14.43	$21.43	$23.64	$19.73	$18.11				
Number of accumulation units outstanding at end of period	117	83	73	447	432	19				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$18.61	$32.81	$28.28	$25.66	$22.24	$19.52	$15.40	$17.221	$19.892	$20.986
Value at end of period	$24.91	$18.61	$32.81	$28.28	$25.66	$22.24	$19.52	$15.40	$17.221	$19.892
Number of accumulation units outstanding at end of period	7,028	4,197	5,307	10,023	7,591	19,628	6,046	161	200	110
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$12.86	$22.73	$22.70	$19.14	$18.32	$16.65	$12.95	$15.805	$16.856	$13.91
Value at end of period	$16.52	$12.86	$22.73	$22.70	$19.14	$18.32	$16.65	$12.95	$15.805	$16.856
Number of accumulation units outstanding at end of period	2,975	2,621	3,128	6,563	7,390	11,385	6,516	1,835	1,669	79
FIDELITY® VIP GROWTH PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$11.10	$21.30	$17.01	$16.13	$15.45	$15.15	$11.56	$16.765	$20.637	$23.491
Value at end of period	$14.05	$11.10	$21.30	$17.01	$16.13	$15.45	$15.15	$11.56	$16.765	$20.637
Number of accumulation units outstanding at end of period	9,320	9,925	9,568	14,254	16,795	28,242	15,080	1,966	2,316	569
FIDELITY® VIP OVERSEAS PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$12.45	$22.46	$19.41	$16.66	$14.19	$12.65	$8.95	$11.373	$14.625	$17.843
Value at end of period	$15.55	$12.45	$22.46	$19.41	$16.66	$14.19	$12.65	$8.95	$11.373	$14.625
Number of accumulation units outstanding at end of period	664	646	754	3,377	3,682	2,331	968	226	121	14
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during April 2003)										
Value at beginning of period	$11.55	$17.48	$18.15	$15.73	$14.66	$12.01	$9.12			
Value at end of period	$14.72	$11.55	$17.48	$18.15	$15.73	$14.66	$12.01			
Number of accumulation units outstanding at end of period	1,407	505	710	5,208	4,818	445	637			
FUNDAMENTAL INVESTORS℠ (Funds were first received in this option during November 2008)										
Value at beginning of period	$6.09	$5.66								
Value at end of period	$8.02	$6.09								
Number of accumulation units outstanding at end of period	9	1								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (Funds were first received in this option during April 2003)										
Value at beginning of period	$10.87	$15.00	$15.66	$13.75	$12.93	$10.80	$7.72			
Value at end of period	$14.55	$10.87	$15.00	$15.66	$13.75	$12.93	$10.80			
Number of accumulation units outstanding at end of period	147	134	195	285	250	1,121	126			
ING ARTIO FOREIGN PORTFOLIO (Funds were first received in this option during July 2005)										
Value at beginning of period	$10.82	$19.46	$16.93	$13.29	$11.60					
Value at end of period	$12.84	$10.82	$19.46	$16.93	$13.29					
Number of accumulation units outstanding at end of period	448	93	73	943	6					
ING BALANCED PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$14.55	$20.51	$19.70	$18.15	$17.65	$16.35	$13.94	$15.752	$16.67	$16.663
Value at end of period	$17.12	$14.55	$20.51	$19.70	$18.15	$17.65	$16.35	$13.94	$15.752	$16.67
Number of accumulation units outstanding at end of period	3,283	2,296	1,853	1,626	2,044	4,331	1,104	519	531	74
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during November 2002)										
Value at beginning of period	$10.54	$18.19	$17.38	$15.28	$14.43	$11.43	$8.68	$8.89		
Value at end of period	$14.06	$10.54	$18.19	$17.38	$15.28	$14.43	$11.43	$8.68		
Number of accumulation units outstanding at end of period	1,595	916	1,389	6,111	5,624	6,600	2,464	1		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.68	$10.41	$6.27
Value at end of period								$10.41	$6.27	$8.08
Number of accumulation units outstanding at end of period								3,528	3,651	4,526
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2001)										
Value at beginning of period		$5.893	$4.426	$2.56	$3.68	$3.58	$3.95	$4.18	$4.91	$2.92
Value at end of period		$4.426	$2.56	$3.68	$3.58	$3.95	$4.18	$4.91	$2.92	$4.39
Number of accumulation units outstanding at end of period		765	1,865	7,676	9,089	15,395	17,622	223	170	4,034
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.70
Value at end of period									$6.70	$8.84
Number of accumulation units outstanding at end of period									169	267
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period							$10.47	$12.29		$5.61
Value at end of period							$12.29	$9.97		$8.11
Number of accumulation units outstanding at end of period							136	0		2,022
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period										$6.55
Value at end of period										$8.18
Number of accumulation units outstanding at end of period										209
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$16.10	$16.49	$17.65	$18.09	$20.32	$20.88	$12.52
Value at end of period				$16.49	$17.65	$18.09	$20.32	$20.88	$12.52	$16.26
Number of accumulation units outstanding at end of period				1	114	155	268	109	1	206
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.55	$12.58	$13.48	$9.48
Value at end of period							$12.58	$13.48	$9.48	$11.23
Number of accumulation units outstanding at end of period							144	28	13	345
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$12.42	$13.05	$14.73	$8.85
Value at end of period							$13.05	$14.73	$8.85	$12.15
Number of accumulation units outstanding at end of period							1,659	28	1,097	1,932
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.44	$7.83
Value at end of period								$13.44	$7.83	$10.62
Number of accumulation units outstanding at end of period								274	493	1,251
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$18.079	$16.851	$13.565	$10.04	$12.49	$13.35	$14.24	$16.05	$17.01	$10.46
Value at end of period	$16.851	$13.565	$10.04	$12.49	$13.35	$14.24	$16.05	$17.01	$10.46	$13.45
Number of accumulation units outstanding at end of period	66	262	417	8,525	4,384	2,032	861	15	15	213

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$13.87	$22.39	$21.61	$19.12	$18.39	$16.86	$13.54	$17.494	$20.53	$21.21
Value at end of period	$16.86	$13.87	$22.39	$21.61	$19.12	$18.39	$16.86	$13.54	$17.494	$20.53
Number of accumulation units outstanding at end of period	1,244	1,573	1,785	3,078	3,115	18,809	7,273	880	593	167
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$14.17	$23.00	$22.10	$20.47	$18.67	$16.23	$12.42	$14.321	$14.712	$12.42
Value at end of period	$18.41	$14.17	$23.00	$22.10	$20.47	$18.67	$16.23	$12.42	$14.321	$14.712
Number of accumulation units outstanding at end of period	1,595	735	1,975	10,235	9,579	8,428	4,942	895	1,324	101
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$10.55	$16.11	$17.41	$15.50	$14.60	$12.12	$9.02	$10.54	$10.433	$9.777
Value at end of period	$13.00	$10.55	$16.11	$17.41	$15.50	$14.60	$12.12	$9.02	$10.54	$10.433
Number of accumulation units outstanding at end of period	840	63	278	1,404	1,143	4,883	2,683	583	228	15
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$15.53	$17.20	$16.45	$16.02	$15.74	$15.21	$14.51	$13.573	$12.652	$11.769
Value at end of period	$17.10	$15.53	$17.20	$16.45	$16.02	$15.74	$15.21	$14.51	$13.573	$12.652
Number of accumulation units outstanding at end of period	3,587	3,014	3,959	4,802	5,020	11,955	9,277	436	480	58
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.87									
Value at end of period	$7.46									
Number of accumulation units outstanding at end of period	102									
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$10.30	$18.25	$16.30	$12.77	$11.82	$10.21	$7.76			
Value at end of period	$12.93	$10.30	$18.25	$16.30	$12.77	$11.82	$10.21			
Number of accumulation units outstanding at end of period	237	225	433	654	1,087	937	170			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$17.18		$17.95	$13.40	$11.85					
Value at end of period	$19.95		$24.52	$17.95	$13.40					
Number of accumulation units outstanding at end of period	6		0	1,019	592					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$11.48	$17.38	$17.21	$14.97	$13.99	$11.76	$10.37			
Value at end of period	$14.23	$11.48	$17.38	$17.21	$14.97	$13.99	$11.76			
Number of accumulation units outstanding at end of period	132	198	240	158	524	4,854	1,778			
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period			$12.99	$13.05						
Value at end of period			$12.60	$12.99						
Number of accumulation units outstanding at end of period			0	20						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during January 2000)										
Value at beginning of period	$6.40	$10.66	$10.99	$10.10	$9.18	$8.48	$6.30	$9.749	$13.213	$17.60
Value at end of period	$8.35	$6.40	$10.66	$10.99	$10.10	$9.18	$8.48	$6.78	$9.749	$13.213
Number of accumulation units outstanding at end of period	1,719	1,666	1,676	3,179	2,856	3,827	1,737	0	296	199

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.96	$11.10	$6.97
Value at end of period								$11.10	$6.97	$8.18
Number of accumulation units outstanding at end of period								3,617	1,369	6,037
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period										$8.29
Value at end of period										$8.37
Number of accumulation units outstanding at end of period										2
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period							$12.95	$15.20		
Value at end of period							$15.20	$18.08		
Number of accumulation units outstanding at end of period							74	0		
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$11.58	$11.95	$13.10	$13.30	$14.69	$15.07	$11.54
Value at end of period				$11.95	$13.10	$13.30	$14.69	$15.07	$11.54	$13.43
Number of accumulation units outstanding at end of period				53	779	2,388	2,806	1,045	428	808
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$12.74	$14.71	$18.49	$11.36
Value at end of period							$14.71	$18.49	$11.36	$14.89
Number of accumulation units outstanding at end of period							590	21	90	110
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period				$7.52	$9.31	$10.25	$11.16	$11.86	$14.72	$9.06
Value at end of period				$9.31	$10.25	$11.16	$11.86	$14.72	$9.06	$12.64
Number of accumulation units outstanding at end of period				72	311	14	14	14	35	175
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$11.577	$12.077	$12.383	$12.42	$12.36	$12.32	$12.52	$12.96	$13.44	$13.62
Value at end of period	$12.077	$12.383	$12.42	$12.36	$12.32	$12.52	$12.96	$13.44	$13.62	$13.48
Number of accumulation units outstanding at end of period	47	5,210	5,344	10,100	19,620	15,901	14,216	3,458	2,810	10,021
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.01	$11.64	$13.55	$14.24	$8.39
Value at end of period						$11.64	$13.55	$14.24	$8.39	$11.55
Number of accumulation units outstanding at end of period						37,653	40,349	15,972	11,716	12,915
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.91	$10.00	$10.70	$11.63	$9.69
Value at end of period						$10.00	$10.70	$11.63	$9.69	$11.63
Number of accumulation units outstanding at end of period						19,281	17,226	3,251	2,223	1,432
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$17.51	$20.526	$18.302	$13.37	$16.43	$17.86	$18.86	$21.59	$21.94	$13.93
Value at end of period	$20.526	$18.302	$13.37	$16.43	$17.86	$18.86	$21.59	$21.94	$13.93	$15.82
Number of accumulation units outstanding at end of period	28	165	139	1,853	2,965	687	753	55	83	598

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.82	$11.26		$12.01
Value at end of period							$11.26	$11.43		$12.87
Number of accumulation units outstanding at end of period							8	0		2
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period				$10.75	$10.99	$11.32	$11.40	$11.69	$12.62	$12.43
Value at end of period				$10.99	$11.32	$11.40	$11.69	$12.62	$12.43	$13.81
Number of accumulation units outstanding at end of period				3,594	8,418	10,810	11,059	4,954	3,297	8,360
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.33	$9.10	$6.27
Value at end of period								$9.10	$6.27	$6.97
Number of accumulation units outstanding at end of period								939	312	197
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.78	$11.21	$7.24
Value at end of period								$11.21	$7.24	$8.89
Number of accumulation units outstanding at end of period								86	114	0
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.33	$10.57	$11.07	$7.71
Value at end of period							$10.57	$11.07	$7.71	$12.71
Number of accumulation units outstanding at end of period							23	86	113	536
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.34	$11.05	$7.31
Value at end of period								$11.05	$7.31	$9.05
Number of accumulation units outstanding at end of period								1,767	1,652	1,710
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.70
Value at end of period										$12.53
Number of accumulation units outstanding at end of period										30
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$6.88
Value at end of period										$8.08
Number of accumulation units outstanding at end of period										47
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.05
Value at end of period										$11.82
Number of accumulation units outstanding at end of period										32
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period				$4.95	$6.80	$7.39	$7.96	$8.84		
Value at end of period				$6.80	$7.39	$7.96	$8.84	$9.60		
Number of accumulation units outstanding at end of period				1	639	670	173	0		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SMALL COMPANY PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$22.46	$18.499	$18.979	$14.38	$19.50	$22.00	$23.94	$27.59	$28.82	$19.60
Value at end of period	$18.499	$18.979	$14.38	$19.50	$22.00	$23.94	$27.59	$28.82	$19.60	$24.67
Number of accumulation units outstanding at end of period	132	372	3	813	2,135	3,575	3,942	2,062	894	2,138
ING SOLUTION 2015 PORTFOLIO (Funds were first received in this option during August 2005)										
Value at beginning of period						$10.44	$10.67	$11.67		$10.19
Value at end of period						$10.44	$11.67	$12.04		$10.48
Number of accumulation units outstanding at end of period						670	1,233	0		6,516
ING SOLUTION 2025 PORTFOLIO (Funds were first received in this option during March 2006)										
Value at beginning of period							$11.33	$12.11	$12.50	$8.15
Value at end of period							$12.11	$12.50	$8.15	$10.12
Number of accumulation units outstanding at end of period							56	129	73	22,876
ING SOLUTION 2035 PORTFOLIO (Funds were first received in this option during March 2008)										
Value at beginning of period									$11.97	$8.04
Value at end of period									$8.04	$10.18
Number of accumulation units outstanding at end of period									17	7,736
ING SOLUTION 2045 PORTFOLIO (Funds were first received in this option during May 2006)										
Value at beginning of period							$11.69	$12.79	$13.35	$7.92
Value at end of period							$12.79	$13.35	$7.92	$10.15
Number of accumulation units outstanding at end of period							19	16	13	7,127
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (Funds were first received in this option during April 2001)										
Value at beginning of period		$13.694	$13.642	$12.87	$14.44	$15.38	$15.76	$16.85	$17.58	$13.26
Value at end of period		$13.642	$12.87	$14.44	$15.38	$15.76	$16.85	$17.58	$13.26	$15.42
Number of accumulation units outstanding at end of period		3	3	137	186	323	64	20	16	24
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$16.103	$15.40	$13.439	$11.43	$14.03	$15.50	$16.24	$18.14	$18.80	$11.86
Value at end of period	$15.40	$13.439	$11.43	$14.03	$15.50	$16.24	$18.14	$18.80	$11.86	$14.65
Number of accumulation units outstanding at end of period	13	9	9	227	2,284	431	187	44	0	400
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$14.793	$14.516		$13.01	$14.01	$15.24	$15.74	$17.27	$17.97	$12.32
Value at end of period	$14.516	$14.082		$14.01	$15.24	$15.74	$17.27	$17.97	$12.32	$14.81
Number of accumulation units outstanding at end of period	4	0		32	5,024	873	1,035	111	16	25
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (Funds were first received in this option during October 2005)										
Value at beginning of period						$10.42	$10.93	$12.36	$12.73	$9.10
Value at end of period						$10.93	$12.36	$12.73	$9.10	$11.96
Number of accumulation units outstanding at end of period						7	158	3,617	335	20,075
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (Funds were first received in this option during April 2005)										
Value at beginning of period						$9.80	$11.09	$11.93	$13.35	$7.49
Value at end of period						$11.09	$11.93	$13.35	$7.49	$10.81
Number of accumulation units outstanding at end of period						31,054	28,554	11,270	11,994	12,833

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.38	$17.94	$17.65	$15.02	$14.65	$12.86				
Value at end of period	$14.04	$11.38	$17.94	$17.65	$15.02	$14.65				
Number of accumulation units outstanding at end of period	3,596	425	490	1,532	897	78				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$13.50	$23.68	$21.84	$19.54	$18.65	$17.18	$13.30	$17.579	$19.847	$19.539
Value at end of period	$19.04	$13.50	$23.68	$21.84	$19.54	$18.65	$17.18	$13.30	$17.579	$19.847
Number of accumulation units outstanding at end of period	2,781	2,265	2,270	12,835	13,347	5,537	2,783	374	347	88
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.19	$6.28								
Number of accumulation units outstanding at end of period	920	16								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.64	$11.16	$11.05	$9.70						
Value at end of period	$8.67	$6.64	$11.16	$11.05						
Number of accumulation units outstanding at end of period	75	30	0	19						
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$11.06	$18.61	$17.60	$15.26	$15.23	$13.68	$10.82	$15.711	$21.165	$24.002
Value at end of period	$15.80	$11.06	$18.61	$17.60	$15.26	$15.23	$13.68	$10.82	$15.711	$21.165
Number of accumulation units outstanding at end of period	1	0	127	1,103	1,266	2,100	1,051	889	597	32
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.27									
Value at end of period	$10.63									
Number of accumulation units outstanding at end of period	585									
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$7.08	$11.92	$11.94	$10.57	$9.79	$8.37	$7.02	$9.47	$12.133	$12.502
Value at end of period	$9.21	$7.08	$11.92	$11.94	$10.57	$9.79	$8.37	$7.02	$9.47	$12.133
Number of accumulation units outstanding at end of period	735	579	961	6,998	6,720	1,012	0	341	248	49
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$8.62	$13.76	$14.27	$12.49	$12.23	$10.62	$8.54			
Value at end of period	$10.93	$8.62	$13.76	$14.27	$12.49	$12.23	$10.62			
Number of accumulation units outstanding at end of period	715	354	624	2,122	2,269	1,467	236			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.17	$12.13	$11.87	$10.68	$9.98					
Value at end of period	$11.10	$9.17	$12.13	$11.87	$10.68					
Number of accumulation units outstanding at end of period	4,654	3,354	2,989	26,430	30,869					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.55	$12.78	$12.63	$11.04	$10.47					
Value at end of period	$10.45	$8.55	$12.78	$12.63	$11.04					
Number of accumulation units outstanding at end of period	268	219	157	1,198	696					

CFI 275

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period										$7.31
Value at end of period										$9.06
Number of accumulation units outstanding at end of period										13
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period				$7.74	$10.23	$12.52	$13.37	$14.80	$14.69	$8.79
Value at end of period				$10.23	$12.52	$13.37	$14.80	$14.69	$8.79	$10.98
Number of accumulation units outstanding at end of period				1,170	5,107	5,844	6,228	2,430	1,998	3,620
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$10.82	$11.31	$6.82
Value at end of period								$11.31	$6.82	$8.77
Number of accumulation units outstanding at end of period								86	115	1,252
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$9.90	$11.31	$12.42	$14.68	$16.79	$10.30
Value at end of period					$11.31	$12.42	$14.68	$16.79	$10.30	$13.96
Number of accumulation units outstanding at end of period					21	259	362	166	192	630
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$22.02	$28.67	$39.94	$49.34	$65.15	$33.40
Value at end of period					$28.67	$39.94	$49.34	$65.15	$33.40	$59.89
Number of accumulation units outstanding at end of period					49	692	553	332	237	613
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.89	$11.72	$13.29	$12.96	$7.95
Value at end of period						$11.72	$13.29	$12.96	$7.95	$10.76
Number of accumulation units outstanding at end of period						1,517	2,944	2,476	1,644	1,915
PAX WORLD BALANCED FUND										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$9.69	$10.52	$10.93	$11.94	$12.90	$8.81
Value at end of period					$10.52	$10.93	$11.94	$12.90	$8.81	$10.55
Number of accumulation units outstanding at end of period					8	864	2,257	2,335	2,159	962
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$10.51	$10.78	$10.85	$10.80	$11.77	$10.80
Value at end of period					$10.78	$10.85	$10.80	$11.77	$10.80	$12.61
Number of accumulation units outstanding at end of period					1,575	2,712	3,393	82	1,577	429
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period								$13.02	$12.72	$5.25
Value at end of period								$12.72	$5.25	$9.04
Number of accumulation units outstanding at end of period								35	42	1,274
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.14	$10.64	$10.70	$11.45	$11.96	$7.62
Value at end of period					$10.64	$10.70	$11.45	$11.96	$7.62	$12.06
Number of accumulation units outstanding at end of period					13	126	219	252	345	440

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$6.17	$6.74								
Value at end of period	$7.75	$6.17								
Number of accumulation units outstanding at end of period	2,525	186								
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$14.24	$13.58	$12.42	$11.10	$11.60	$10.29				
Value at end of period	$16.70	$14.24	$13.58	$12.42	$11.10	$11.60				
Number of accumulation units outstanding at end of period	6,163	1,086	38	213	80	30				
THE BOND FUND OF AMERICA^{SM}										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$8.69	$8.36								
Value at end of period	$9.85	$8.69								
Number of accumulation units outstanding at end of period	4	0								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$8.76	$14.58	$13.33	$12.18	$10.81	$9.71				
Value at end of period	$11.63	$8.76	$14.58	$13.33	$12.18	$10.81				
Number of accumulation units outstanding at end of period	7,690	1,029	958	2,678	1,061	55				
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$5.62	$10.47	$10.70							
Value at end of period	$8.31	$5.62	$10.47							
Number of accumulation units outstanding at end of period	139	0	589							
WANGER SELECT										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$7.96	$15.84	$14.68	$12.43	$10.66					
Value at end of period	$13.05	$7.96	$15.84	$14.68	$12.43					
Number of accumulation units outstanding at end of period	413	180	111	29	5					
WANGER USA										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$8.36	$14.05	$13.51	$12.69	$11.47					
Value at end of period	$11.73	$8.36	$14.05	$13.51	$12.69					
Number of accumulation units outstanding at end of period	197	53	31	300	167					
WASHINGTON MUTUAL INVESTORS FUND^{SM}										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$8.68	$13.16	$12.84	$11.04	$10.81	$10.25				
Value at end of period	$10.19	$8.68	$13.16	$12.84	$11.04	$10.81				
Number of accumulation units outstanding at end of period	6,716	5,578	4,059	3,417	2,757	691				

TABLE 30

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$6.44	$11.36	$10.29	$9.82	$9.15	$8.70	$6.81	$9.131	$12.07	$14.449
Value at end of period	$7.69	$6.44	$11.36	$10.29	$9.82	$9.15	$8.70	$6.81	$9.131	$12.07
Number of accumulation units outstanding at end of period	13,714	12,849	12,118	12,794	9,557	14,390	12,366	14,842	10,570	4,731

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$7.23	$10.49	$9.84	$8.55	$8.23	$7.66	$6.25	$7.503	$9.862	$11.707
Value at end of period	$9.14	$7.23	$10.49	$9.84	$8.55	$8.23	$7.66	$6.25	$7.503	$9.862
Number of accumulation units outstanding at end of period	20,433	19,762	18,679	23,894	12,724	22,296	22,662	24,026	16,420	5,051
AMANA GROWTH FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$7.96									
Value at end of period	$9.56									
Number of accumulation units outstanding at end of period	260									
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$8.36									
Value at end of period	$9.85									
Number of accumulation units outstanding at end of period	186									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$10.40									
Value at end of period	$10.68									
Number of accumulation units outstanding at end of period	1,884									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$6.42									
Value at end of period	$7.88									
Number of accumulation units outstanding at end of period	639									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.44									
Value at end of period	$12.58									
Number of accumulation units outstanding at end of period	20									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$11.97	$17.67	$17.44	$16.26	$15.61	$14.62	$12.43	$14.346	$15.634	$16.366
Value at end of period	$14.79	$11.97	$17.67	$17.44	$16.26	$15.61	$14.62	$12.43	$14.346	$15.634
Number of accumulation units outstanding at end of period	17,007	15,213	15,898	14,936	17,408	14,456	14,376	9,985	4,471	1,624
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$6.31									
Value at end of period	$7.92									
Number of accumulation units outstanding at end of period	1,510									
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$11.27	$19.23	$16.41	$13.65	$11.44	$9.98				
Value at end of period	$15.46	$11.27	$19.23	$16.41	$13.65	$11.44				
Number of accumulation units outstanding at end of period	20,628	17,474	11,102	8,992	7,223	2,666				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$14.37	$21.35	$23.56	$19.68	$18.07	$16.03				
Value at end of period	$18.40	$14.37	$21.35	$23.56	$19.68	$18.07				
Number of accumulation units outstanding at end of period	3,962	3,075	2,977	4,717	6,052	3,377				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$18.49	$32.62	$28.13	$25.53	$22.14	$19.45	$15.35	$17.173	$19.846	$21.552
Value at end of period	$24.74	$18.49	$32.62	$28.13	$25.53	$22.14	$19.45	$15.35	$17.173	$19.846
Number of accumulation units outstanding at end of period	36,898	36,107	41,702	52,831	49,670	48,132	40,920	32,586	24,304	9,052

CFI 278

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.78	$22.60	$22.57	$19.05	$18.24	$16.59	$12.91	$15.76	$16.817	$15.729
Value at end of period	$16.41	$12.78	$22.60	$22.57	$19.05	$18.24	$16.59	$12.91	$15.76	$16.817
Number of accumulation units outstanding at end of period	18,638	18,963	20,313	35,555	43,295	58,807	61,026	41,444	18,022	1,913
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$11.03	$21.18	$16.92	$16.05	$15.39	$15.09	$11.52	$16.718	$20.589	$23.453
Value at end of period	$13.96	$11.03	$21.18	$16.92	$16.05	$15.39	$15.09	$11.52	$16.718	$20.589
Number of accumulation units outstanding at end of period	30,853	23,971	28,223	33,723	39,799	74,235	76,228	67,276	51,222	10,224
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$12.38	$22.33	$19.31	$16.58	$14.12	$12.60	$8.92	$11.341	$14.591	$18.291
Value at end of period	$15.44	$12.38	$22.33	$19.31	$16.58	$14.12	$12.60	$8.92	$11.341	$14.591
Number of accumulation units outstanding at end of period	3,182	4,484	5,308	4,129	5,314	6,900	4,455	3,642	2,208	626
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during February 2002)										
Value at beginning of period	$11.51	$17.43	$18.11	$15.69	$14.63	$11.99	$9.20	$10.23		
Value at end of period	$14.66	$11.51	$17.43	$18.11	$15.69	$14.63	$11.99	$9.20		
Number of accumulation units outstanding at end of period	3,112	3,419	5,720	7,450	6,764	5,835	1,647	376		
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.09	$7.67								
Value at end of period	$8.01	$6.09								
Number of accumulation units outstanding at end of period	435	18								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$10.84	$14.96	$15.63	$13.73	$12.91	$10.79	$8.07	$8.29		
Value at end of period	$14.50	$10.84	$14.96	$15.63	$13.73	$12.91	$10.79	$8.07		
Number of accumulation units outstanding at end of period	1,512	2,225	1,558	5,056	8,063	6,038	3,999	2,784		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.80	$19.42	$16.91	$13.28	$11.67	$9.75				
Value at end of period	$12.80	$10.80	$19.42	$16.91	$13.28	$11.67				
Number of accumulation units outstanding at end of period	3,018	2,537	2,552	1,455	843	17				
ING BALANCED PORTFOLIO										
Value at beginning of period	$14.46	$20.39	$19.59	$18.06	$17.57	$16.28	$13.89	$15.708	$16.631	$16.96
Value at end of period	$17.00	$14.46	$20.39	$19.59	$18.06	$17.57	$16.28	$13.89	$15.708	$16.631
Number of accumulation units outstanding at end of period	16,549	15,461	17,025	19,750	20,839	27,060	25,464	22,210	11,109	3,655
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$6.29	$10.82	$10.09							
Value at end of period	$8.33	$6.29	$10.82							
Number of accumulation units outstanding at end of period	1,028	208	201							
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$10.51	$18.14	$17.33	$15.25	$14.41	$11.42	$8.68	$7.86		
Value at end of period	$14.01	$10.51	$18.14	$17.33	$15.25	$14.41	$11.42	$8.68		
Number of accumulation units outstanding at end of period	7,462	6,827	4,861	6,107	5,417	4,659	2,488	1,267		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.26	$10.40	$10.68							
Value at end of period	$8.07	$6.26	$10.40							
Number of accumulation units outstanding at end of period	22,193	19,269	19,978							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2000)										
Value at beginning of period	$2.90	$4.89	$4.17	$3.94	$3.58	$3.67	$2.56	$4.422	$5.822	$10.067
Value at end of period	$4.37	$2.90	$4.89	$4.17	$3.94	$3.58	$3.67	$2.56	$4.422	$5.822
Number of accumulation units outstanding at end of period	13,950	13,350	19,501	17,078	17,252	30,281	20,643	16,998	9,124	2,174
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.70	$9.74								
Value at end of period	$8.83	$6.70								
Number of accumulation units outstanding at end of period	5,568	6,334								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.04	$9.97	$12.29	$10.53						
Value at end of period	$8.10	$6.04	$9.97	$12.29						
Number of accumulation units outstanding at end of period	1,690	1,382	2,216	874						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$6.64	$10.21	$10.38							
Value at end of period	$8.16	$6.64	$10.21							
Number of accumulation units outstanding at end of period	268	143	47							
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$12.47	$20.81	$20.27	$18.05	$17.62	$16.48	$12.46			
Value at end of period	$16.19	$12.47	$20.81	$20.27	$18.05	$17.62	$16.48			
Number of accumulation units outstanding at end of period	817	959	633	920	694	1,012	612			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.46	$13.46	$12.57	$11.19	$10.72					
Value at end of period	$11.21	$9.46	$13.46	$12.57	$11.19					
Number of accumulation units outstanding at end of period	1,143	1,074	735	505	206					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.83	$14.71	$13.03	$12.80						
Value at end of period	$12.12	$8.83	$14.71	$13.03						
Number of accumulation units outstanding at end of period	608	530	132	345						
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.82	$13.44	$9.68							
Value at end of period	$10.60	$7.82	$13.44							
Number of accumulation units outstanding at end of period	7,496	8,054	9,805							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$10.40	$16.91	$15.97	$14.18	$13.29	$12.44	$10.00	$13.526	$16.812	$19.148
Value at end of period	$13.35	$10.40	$16.91	$15.97	$14.18	$13.29	$12.44	$10.00	$13.526	$16.812
Number of accumulation units outstanding at end of period	38,983	35,843	37,302	47,214	42,868	33,486	40,201	50,158	43,851	23,600
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.79	$22.27	$21.50	$19.03	$18.31	$16.79	$13.50	$17.448	$20.486	$22.93
Value at end of period	$16.75	$13.79	$22.27	$21.50	$19.03	$18.31	$16.79	$13.50	$17.448	$20.486
Number of accumulation units outstanding at end of period	20,499	19,455	23,786	34,685	34,402	65,982	63,684	57,597	41,188	9,814
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$14.09	$22.89	$22.01	$20.39	$18.61	$16.18	$12.39	$14.295	$14.692	$12.564
Value at end of period	$18.31	$14.09	$22.89	$22.01	$20.39	$18.61	$16.18	$12.39	$14.295	$14.692
Number of accumulation units outstanding at end of period	16,999	17,660	20,655	33,680	34,836	50,146	40,269	29,652	10,547	1,017

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during February 2000)										
Value at beginning of period	$9.746	$10.419	$10.52	$9.00	$12.09	$14.55	$15.44	$17.33	$16.03	$10.50
Value at end of period	$10.419	$10.52	$9.00	$12.09	$14.55	$15.44	$17.33	$16.03	$10.50	$12.92
Number of accumulation units outstanding at end of period	2,255	7,760	15,568	21,695	21,398	18,033	18,740	15,320	10,788	12,254
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$11.674	$12.623	$13.535	$14.46	$15.16	$15.67	$15.94	$16.36	$17.10	$15.44
Value at end of period	$12.623	$13.535	$14.46	$15.16	$15.67	$15.94	$16.36	$17.10	$15.44	$16.98
Number of accumulation units outstanding at end of period	3,130	10,134	25,842	35,550	36,295	37,577	37,072	38,316	25,237	24,202
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$5.23
Value at end of period										$7.45
Number of accumulation units outstanding at end of period										7,578
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.87	$7.96	$10.20	$11.80	$12.74	$16.26	$18.19	$10.27
Value at end of period			$7.96	$10.20	$11.80	$12.74	$16.26	$18.19	$10.27	$12.87
Number of accumulation units outstanding at end of period			221	1,188	5,530	4,836	6,618	7,903	4,443	3,585
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.32	$5.71
Value at end of period									$5.71	$7.69
Number of accumulation units outstanding at end of period									7	133
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$9.79	$13.39	$17.93	$24.49	$11.77
Value at end of period						$13.39	$17.93	$24.49	$11.77	$19.91
Number of accumulation units outstanding at end of period						2,382	3,486	3,438	1,206	1,614
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$8.89	$9.16	$11.75	$13.97	$14.94	$17.17	$17.33	$11.44
Value at end of period			$9.16	$11.75	$13.97	$14.94	$17.17	$17.33	$11.44	$14.17
Number of accumulation units outstanding at end of period			56	450	2,996	3,745	3,141	2,932	3,536	3,393
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$11.60	$11.28	$12.98	$12.58	$8.69
Value at end of period						$11.28	$12.98	$12.58	$8.69	$10.91
Number of accumulation units outstanding at end of period						20	153	1,352	1,400	1,695
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$18.77	$13.182	$9.721	$6.20	$8.45	$9.14	$10.05	$10.93	$10.60	$6.36
Value at end of period	$13.182	$9.721	$6.20	$8.45	$9.14	$10.05	$10.93	$10.60	$6.36	$8.29
Number of accumulation units outstanding at end of period	3,932	20,142	23,926	22,622	28,925	22,542	23,137	19,587	19,485	22,009
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$10.09	$10.78	$11.09	$6.96
Value at end of period							$10.78	$11.09	$6.96	$8.17
Number of accumulation units outstanding at end of period							377	29,382	21,795	14,577
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.56
Value at end of period									$6.56	$8.36
Number of accumulation units outstanding at end of period									887	245

CFI 281

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.99	$18.06	$15.19	$12.42	$10.58					
Value at end of period	$12.20	$8.99	$18.06	$15.19	$12.42					
Number of accumulation units outstanding at end of period	873	849	1,277	4	16					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$11.51	$15.04	$14.66	$13.28	$13.09	$11.95	$11.38			
Value at end of period	$13.39	$11.51	$15.04	$14.66	$13.28	$13.09	$11.95			
Number of accumulation units outstanding at end of period	4,467	5,991	5,779	3,847	13,468	13,581	1,227			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.34	$18.47	$14.70	$11.69						
Value at end of period	$14.85	$11.34	$18.47	$14.70						
Number of accumulation units outstanding at end of period	4,069	3,049	4,937	506						
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period	$9.02	$14.67	$11.83	$11.13	$10.23	$9.30	$6.90	$6.99		
Value at end of period	$12.58	$9.02	$14.67	$11.83	$11.13	$10.23	$9.30	$6.90		
Number of accumulation units outstanding at end of period	738	828	1,625	1,551	2,563	2,401	738	27		
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.53	$13.36	$12.89	$12.46	$12.27	$12.31	$12.37	$12.348	$12.049	$11.485
Value at end of period	$13.39	$13.53	$13.36	$12.89	$12.46	$12.27	$12.31	$12.37	$12.348	$12.049
Number of accumulation units outstanding at end of period	56,488	46,062	32,771	30,485	38,256	45,730	54,737	44,831	28,987	6,042
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.91	$15.14	$13.54	$12.25	$10.15					
Value at end of period	$11.52	$8.91	$15.14	$13.54	$12.25					
Number of accumulation units outstanding at end of period	63,114	59,696	72,848	109,286	111,964					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.68	$11.46	$10.83	$10.13	$10.02					
Value at end of period	$11.45	$9.68	$11.46	$10.83	$10.13					
Number of accumulation units outstanding at end of period	36,007	25,996	27,017	31,040	34,808					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$13.85	$21.82	$21.48	$18.78	$17.79	$16.38	$13.33	$18.258	$20.488	$18.852
Value at end of period	$15.72	$13.85	$21.82	$21.48	$18.78	$17.79	$16.38	$13.33	$18.258	$20.488
Number of accumulation units outstanding at end of period	13,603	7,628	8,224	8,693	12,499	15,602	19,927	13,590	5,534	1,417
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.72	$11.41	$11.25	$10.47	$9.94					
Value at end of period	$12.84	$8.72	$11.41	$11.25	$10.47					
Number of accumulation units outstanding at end of period	2,233	1,585	1,656	1,580	524					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.39	$12.59	$11.67	$11.38	$11.30	$10.98	$10.70	$10.11		
Value at end of period	$13.76	$12.39	$12.59	$11.67	$11.38	$11.30	$10.98	$10.70		
Number of accumulation units outstanding at end of period	23,491	11,692	9,963	16,541	15,112	21,365	7,014	2,706		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.26	$9.09	$9.33							
Value at end of period	$6.96	$6.26	$9.09							
Number of accumulation units outstanding at end of period	13,470	15,531	16,017							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$7.23	$11.20	$10.78	$10.73						
Value at end of period	$8.88	$7.23	$11.20	$10.78						
Number of accumulation units outstanding at end of period	1,021	1,740	2,392	1						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$7.70	$11.06	$10.56	$10.12						
Value at end of period	$12.68	$7.70	$11.06	$10.56						
Number of accumulation units outstanding at end of period	9,301	7,470	5,256	121						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$7.30	$11.04	$11.03							
Value at end of period	$9.03	$7.30	$11.04							
Number of accumulation units outstanding at end of period	16,775	14,693	14,110							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.69									
Value at end of period	$12.52									
Number of accumulation units outstanding at end of period	194									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.62	$6.83								
Value at end of period	$8.08	$6.62								
Number of accumulation units outstanding at end of period	2,084	238								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.05									
Value at end of period	$11.82									
Number of accumulation units outstanding at end of period	307									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.40									
Value at end of period	$12.81									
Number of accumulation units outstanding at end of period	1,069									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$6.32									
Value at end of period	$8.16									
Number of accumulation units outstanding at end of period	248									
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.94	$7.29								
Value at end of period	$8.66	$6.94								
Number of accumulation units outstanding at end of period	229	217								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$6.18	$9.57	$8.82	$7.94	$7.38	$6.80	$4.97	$4.83		
Value at end of period	$7.99	$6.18	$9.57	$8.82	$7.94	$7.38	$6.80	$4.97		
Number of accumulation units outstanding at end of period	2,860	2,417	4,083	2,916	2,419	3,100	2,828	95		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.49	$28.66	$27.45	$23.83	$21.92	$19.43	$14.33	$18.935	$18.465	$17.545
Value at end of period	$24.51	$19.49	$28.66	$27.45	$23.83	$21.92	$19.43	$14.33	$18.935	$18.465
Number of accumulation units outstanding at end of period	6,835	7,758	7,820	16,611	15,742	26,280	22,131	16,365	8,634	2,612

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.67	$12.02	$11.66	$10.67	$10.42					
Value at end of period	$10.46	$8.67	$12.02	$11.66	$10.67					
Number of accumulation units outstanding at end of period	13,366	7,535	4,824	2,471	1,024					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.14	$12.48	$12.10	$10.90	$10.60					
Value at end of period	$10.10	$8.14	$12.48	$12.10	$10.90					
Number of accumulation units outstanding at end of period	34,899	23,030	15,455	5,026	408					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.02	$12.92	$12.44	$11.06	$10.87					
Value at end of period	$10.16	$8.02	$12.92	$12.44	$11.06					
Number of accumulation units outstanding at end of period	20,555	15,217	14,871	7,593	1,309					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$7.91	$13.33	$12.78	$11.26	$10.72					
Value at end of period	$10.12	$7.91	$13.33	$12.78	$11.26					
Number of accumulation units outstanding at end of period	30,750	22,707	13,264	5,998	153					
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.63	$8.87								
Value at end of period	$9.05	$7.63								
Number of accumulation units outstanding at end of period	974	265								
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$9.29	$11.31	$10.90	$10.29	$10.31					
Value at end of period	$10.74	$9.29	$11.31	$10.90	$10.29					
Number of accumulation units outstanding at end of period	2,885	662	657	109	4					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.17	$17.48	$16.76	$15.68	$15.31	$14.38	$12.83	$13.604	$14.132	$13.673
Value at end of period	$15.31	$13.17	$17.48	$16.76	$15.68	$15.31	$14.38	$12.83	$13.604	$14.132
Number of accumulation units outstanding at end of period	13,470	10,065	8,563	7,953	7,707	6,277	7,472	4,846	2,548	1,038
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$11.78	$18.69	$18.04	$16.16	$15.43	$13.97	$11.40	$13.401	$15.365	$15.685
Value at end of period	$14.55	$11.78	$18.69	$18.04	$16.16	$15.43	$13.97	$11.40	$13.401	$15.365
Number of accumulation units outstanding at end of period	18,825	14,198	11,793	11,760	11,524	22,433	11,677	8,357	5,179	3,008
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.24	$17.86	$17.17	$15.67	$15.17	$13.96	$11.85	$13.282	$14.483	$14.625
Value at end of period	$14.71	$12.24	$17.86	$17.17	$15.67	$15.17	$13.96	$11.85	$13.282	$14.483
Number of accumulation units outstanding at end of period	29,351	24,561	21,320	24,061	18,722	17,915	25,055	16,363	11,787	4,151
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.08	$12.71	$12.35	$10.92	$10.27					
Value at end of period	$11.94	$9.08	$12.71	$12.35	$10.92					
Number of accumulation units outstanding at end of period	14,422	10,795	11,404	9,004	2,265					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.47	$13.33	$12.56	$11.56	$9.93					
Value at end of period	$11.38	$7.47	$13.33	$12.56	$11.56					
Number of accumulation units outstanding at end of period	50,939	55,676	49,570	58,970	64,144					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2003)										
Value at beginning of period	$11.35	$17.90	$17.62	$15.00	$14.64	$12.92	$11.34			
Value at end of period	$13.99	$11.35	$17.90	$17.62	$15.00	$14.64	$12.92			
Number of accumulation units outstanding at end of period	8,520	4,910	5,547	4,499	4,525	5,058	59			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.42	$23.54	$21.73	$19.45	$18.57	$17.12	$13.26	$17.53	$19.801	$20.086
Value at end of period	$18.91	$13.42	$23.54	$21.73	$19.45	$18.57	$17.12	$13.26	$17.53	$19.801
Number of accumulation units outstanding at end of period	12,874	12,537	13,010	17,141	17,981	22,725	19,593	19,639	11,447	2,103
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.18	$6.28								
Number of accumulation units outstanding at end of period	14,037	11,536								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$6.64	$11.16	$11.05	$10.68						
Value at end of period	$8.66	$6.64	$11.16	$11.05						
Number of accumulation units outstanding at end of period	3,377	1,890	1,050	152						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$10.99	$18.51	$17.50	$15.19	$15.17	$13.63	$10.79	$15.667	$21.116	$22.712
Value at end of period	$15.69	$10.99	$18.51	$17.50	$15.19	$15.17	$13.63	$10.79	$15.667	$21.116
Number of accumulation units outstanding at end of period	10,807	10,670	8,598	14,659	17,320	24,275	18	13,651	10,076	1,603
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.18	$10.00								
Value at end of period	$10.62	$10.18								
Number of accumulation units outstanding at end of period	4,548	1,879								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$7.04	$11.85	$11.88	$10.52	$9.75	$8.62	$6.99	$9.443	$12.105	$12.851
Value at end of period	$9.15	$7.04	$11.85	$11.88	$10.52	$9.75	$8.62	$6.99	$9.443	$12.105
Number of accumulation units outstanding at end of period	14,316	11,581	11,645	9,649	8,118	7,714	5,696	7,524	6,502	3,599
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$8.59	$13.72	$14.24	$12.46	$12.21	$10.61	$8.30	$8.42		
Value at end of period	$10.89	$8.59	$13.72	$14.24	$12.46	$12.21	$10.61	$8.30		
Number of accumulation units outstanding at end of period	3,265	2,836	3,359	3,181	2,307	3,282	1,449	382		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.69	$12.82	$11.86	$11.17	$10.19					
Value at end of period	$11.07	$9.69	$12.82	$11.86	$11.17					
Number of accumulation units outstanding at end of period	41,533	43,641	48,091	72,543	79,254					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.53	$12.76	$12.62	$11.03	$10.61					
Value at end of period	$10.43	$8.53	$12.76	$12.62	$11.03					
Number of accumulation units outstanding at end of period	2,701	2,259	1,872	776	394					
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$6.61	$9.97	$10.68							
Value at end of period	$8.48	$6.61	$9.97							
Number of accumulation units outstanding at end of period	29	633	271							

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$6.37
Value at end of period										$7.21
Number of accumulation units outstanding at end of period										4
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$7.47
Value at end of period										$9.05
Number of accumulation units outstanding at end of period										532
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.71	$8.30	$10.22	$12.50	$13.34	$14.76	$14.64	$8.75
Value at end of period			$8.30	$10.22	$12.50	$13.34	$14.76	$14.64	$8.75	$10.93
Number of accumulation units outstanding at end of period			1,689	10,530	14,769	16,699	18,993	11,233	9,114	7,787
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$11.00	$11.30	$6.81
Value at end of period								$11.30	$6.81	$8.75
Number of accumulation units outstanding at end of period								520	1,881	2,007
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$9.87	$11.31	$12.41	$14.66	$16.76	$10.27
Value at end of period					$11.31	$12.41	$14.66	$16.76	$10.27	$13.92
Number of accumulation units outstanding at end of period					557	3,144	6,440	8,223	8,570	8,803
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$21.38	$28.60	$39.84	$49.18	$64.91	$33.26
Value at end of period					$28.60	$39.84	$49.18	$64.91	$33.26	$59.61
Number of accumulation units outstanding at end of period					1,040	4,372	5,989	6,334	4,942	5,627
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$11.40	$11.71	$13.28	$12.94	$7.93
Value at end of period						$11.71	$13.28	$12.94	$7.93	$10.73
Number of accumulation units outstanding at end of period						44	246	255	710	766
PAX WORLD BALANCED FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.53	$10.49	$10.91	$11.91	$12.85	$8.78
Value at end of period					$10.49	$10.91	$11.91	$12.85	$8.78	$10.50
Number of accumulation units outstanding at end of period					3,534	3,504	9,535	9,333	14,351	19,064
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.24	$10.77	$10.84	$10.78	$11.75	$10.77
Value at end of period					$10.77	$10.84	$10.78	$11.75	$10.77	$12.57
Number of accumulation units outstanding at end of period					1,184	4,040	6,647	5,390	11,391	12,381
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.73	$12.72	$5.24
Value at end of period								$12.72	$5.24	$9.03
Number of accumulation units outstanding at end of period								678	3,626	4,514

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$10.30	$10.64	$10.69	$11.44	$11.94	$7.60
Value at end of period					$10.64	$10.69	$11.44	$11.94	$7.60	$12.03
Number of accumulation units outstanding at end of period					1,189	2,009	3,344	4,380	5,728	6,010
SMALLCAP WORLD FUND®										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$5.49
Value at end of period										$8.25
Number of accumulation units outstanding at end of period										19
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.09	$11.60	$11.09	$12.40	$13.55	$14.21
Value at end of period					$11.60	$11.09	$12.40	$13.55	$14.21	$16.65
Number of accumulation units outstanding at end of period					1,202	3,082	3,803	9,069	10,416	12,037
THE BOND FUND OF AMERICA^SM										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.69	$8.69
Value at end of period									$8.69	$9.84
Number of accumulation units outstanding at end of period									61	5,802
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.13	$10.81	$12.17	$13.31	$14.55	$8.74
Value at end of period					$10.81	$12.17	$13.31	$14.55	$8.74	$11.60
Number of accumulation units outstanding at end of period					4,306	10,987	19,538	21,838	29,374	36,064
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2007)										
Value at beginning of period								$10.94	$10.47	$5.62
Value at end of period								$10.47	$5.62	$8.29
Number of accumulation units outstanding at end of period								11	89	490
WANGER SELECT										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.92	$11.40	$12.42	$14.66	$15.81	$7.94
Value at end of period					$11.40	$12.42	$14.66	$15.81	$7.94	$13.01
Number of accumulation units outstanding at end of period					133	1,281	1,563	5,999	5,239	5,175
WANGER USA										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$9.90	$11.56	$12.68	$13.49	$14.02	$8.34
Value at end of period					$11.56	$12.68	$13.49	$14.02	$8.34	$11.70
Number of accumulation units outstanding at end of period					10	4,360	5,426	3,461	4,340	4,253
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.02	$10.80	$11.03	$12.82	$13.14	$8.66
Value at end of period					$10.80	$11.03	$12.82	$13.14	$8.66	$10.16
Number of accumulation units outstanding at end of period					1,766	10,000	15,301	14,172	18,178	35,645

CFI 287

Condensed Financial Information (continued)

TABLE 31
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.16
Value at end of period										$12.25
Number of accumulation units outstanding at end of period										14
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$8.49	$9.12	$9.78	$10.25	$11.32	$6.41
Value at end of period					$9.12	$9.78	$10.25	$11.32	$6.41	$7.65
Number of accumulation units outstanding at end of period					3,526	4,586	2,504	2,825	3,093	3,752
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during November 2003)										
Value at beginning of period				$7.22	$7.65	$8.21	$8.52	$9.80	$10.45	$7.19
Value at end of period				$7.65	$8.21	$8.52	$9.80	$10.45	$7.19	$9.09
Number of accumulation units outstanding at end of period				2,679	3,198	4,037	3,703	2,509	2,458	2,744
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$13.96	$14.57	$15.54	$16.18	$17.35	$17.57	$11.89
Value at end of period				$14.57	$15.54	$16.18	$17.35	$17.57	$11.89	$14.69
Number of accumulation units outstanding at end of period				1,008	918	1,501	1,685	1,914	2,077	2,192
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$7.19
Value at end of period										$7.91
Number of accumulation units outstanding at end of period										5
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$9.91	$11.43	$13.64	$16.38	$19.19	$11.24
Value at end of period					$11.43	$13.64	$16.38	$19.19	$11.24	$15.42
Number of accumulation units outstanding at end of period					339	859	1,803	1,608	1,624	1,918
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$15.79	$18.03	$19.63	$23.49	$21.28	$14.31
Value at end of period					$18.03	$19.63	$23.49	$21.28	$14.31	$18.32
Number of accumulation units outstanding at end of period					329	1,315	871	945	786	955
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$17.06	$19.37	$22.05	$25.41	$27.98	$32.43	$18.37
Value at end of period				$19.37	$22.05	$25.41	$27.98	$32.43	$18.37	$24.57
Number of accumulation units outstanding at end of period				2,821	6,547	9,597	11,205	9,965	10,582	11,786
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$14.45	$16.53	$18.17	$18.95	$22.46	$22.47	$12.70
Value at end of period				$16.53	$18.17	$18.95	$22.46	$22.47	$12.70	$16.30
Number of accumulation units outstanding at end of period				1,685	5,408	8,278	8,490	7,987	8,034	8,190

CFI 288

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$10.96	$21.05	$16.83	$15.98	$15.32	$15.04	$13.25			
Value at end of period	$13.86	$10.96	$21.05	$16.83	$15.98	$15.32	$15.04			
Number of accumulation units outstanding at end of period	5,701	6,224	6,671	7,617	4,549	4,573	84			
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$12.30	$22.20	$19.21	$16.50	$14.06	$12.56	$10.18			
Value at end of period	$15.34	$12.30	$22.20	$19.21	$16.50	$14.06	$12.56			
Number of accumulation units outstanding at end of period	208	192	162	111	1,875	1,539	9			
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$11.47	$17.37	$18.06	$15.66	$14.61	$11.98	$10.79			
Value at end of period	$14.60	$11.47	$17.37	$18.06	$15.66	$14.61	$11.98			
Number of accumulation units outstanding at end of period	2,447	2,467	1,158	2,475	680	2,065	8			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.80	$14.92	$15.59	$13.70	$12.89	$10.78	$9.86			
Value at end of period	$14.44	$10.80	$14.92	$15.59	$13.70	$12.89	$10.78			
Number of accumulation units outstanding at end of period	250	46	42	38	231	210	14			
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$10.77	$19.39	$16.89	$13.26	$11.82					
Value at end of period	$12.76	$10.77	$19.39	$16.89	$13.26					
Number of accumulation units outstanding at end of period	4,678	4,346	545	3,967	10					
ING BALANCED PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$14.37	$20.28	$19.49	$17.98	$17.50	$16.22	$14.94			
Value at end of period	$16.88	$14.37	$20.28	$19.49	$17.98	$17.50	$16.22			
Number of accumulation units outstanding at end of period	34	208	251	528	2,141	1,709	10			
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$9.87								
Value at end of period	$8.32	$6.28								
Number of accumulation units outstanding at end of period	10	6								
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$10.47	$18.09	$17.29	$15.23	$14.39	$11.93				
Value at end of period	$13.95	$10.47	$18.09	$17.29	$15.23	$14.39				
Number of accumulation units outstanding at end of period	932	937	915	860	420	1,717				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.26	$10.40	$10.68							
Value at end of period	$8.06	$6.26	$10.40							
Number of accumulation units outstanding at end of period	3,188	3,411	4,572							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$2.89	$4.87	$4.15	$3.93	$3.57	$3.32				
Value at end of period	$4.35	$2.89	$4.87	$4.15	$3.93	$3.57				
Number of accumulation units outstanding at end of period	2,131	2,084	2,512	2,056	2,123	704				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.69	$9.74								
Value at end of period	$8.82	$6.69								
Number of accumulation units outstanding at end of period	938	893								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.03	$9.96	$11.40							
Value at end of period	$8.08	$6.03	$9.96							
Number of accumulation units outstanding at end of period	28	18	13							
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$12.43	$20.75	$20.21	$18.01	$17.59	$16.12				
Value at end of period	$16.12	$12.43	$20.75	$20.21	$18.01	$17.59				
Number of accumulation units outstanding at end of period	131	156	73	62	29	13				
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$9.45	$13.44	$12.56	$12.26						
Value at end of period	$11.18	$9.45	$13.44	$12.56						
Number of accumulation units outstanding at end of period	44	21	9	1						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.81	$13.57								
Value at end of period	$12.09	$8.81								
Number of accumulation units outstanding at end of period	19	17								
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.81	$13.43	$9.68							
Value at end of period	$10.58	$7.81	$13.43							
Number of accumulation units outstanding at end of period	403	425	1,027							
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$10.33	$16.81	$15.88	$14.11	$13.24	$12.39	$10.98			
Value at end of period	$13.26	$10.33	$16.81	$15.88	$14.11	$13.24	$12.39			
Number of accumulation units outstanding at end of period	125	191	481	600	389	400	121			
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$13.70	$22.14	$21.39	$18.94	$18.24	$16.73	$14.93			
Value at end of period	$16.64	$13.70	$22.14	$21.39	$18.94	$18.24	$16.73			
Number of accumulation units outstanding at end of period	3,512	4,528	5,377	5,695	4,414	3,150	534			
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$14.02	$22.78	$21.91	$20.31	$18.54	$16.14	$15.11			
Value at end of period	$18.20	$14.02	$22.78	$21.91	$20.31	$18.54	$16.14			
Number of accumulation units outstanding at end of period	5,013	7,286	7,369	8,064	8,297	7,191	542			
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.44	$15.95	$17.26	$15.38	$14.50	$12.05	$11.22			
Value at end of period	$12.85	$10.44	$15.95	$17.26	$15.38	$14.50	$12.05			
Number of accumulation units outstanding at end of period	1,675	1,919	1,980	1,857	1,572	2,461	217			

CFI 290

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$14.61	$15.10	$15.61	$15.87	$16.27	$17.00	$15.34
Value at end of period				$15.10	$15.61	$15.87	$16.27	$17.00	$15.34	$16.87
Number of accumulation units outstanding at end of period				3,099	5,026	9,281	10,778	7,711	7,873	8,270
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$6.86
Value at end of period										$7.45
Number of accumulation units outstanding at end of period										416
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during February 2004)										
Value at beginning of period					$10.51	$11.78	$12.71	$16.22	$18.13	$10.23
Value at end of period					$11.78	$12.71	$16.22	$18.13	$10.23	$12.82
Number of accumulation units outstanding at end of period					867	892	1,205	799	914	1,174
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.49	$13.39	$17.92	$24.45	$11.74
Value at end of period						$13.39	$17.92	$24.45	$11.74	$19.86
Number of accumulation units outstanding at end of period						90	196	251	405	485
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during March 2004)										
Value at beginning of period					$12.04	$13.95	$14.92	$17.13	$17.28	$11.40
Value at end of period					$13.95	$14.92	$17.13	$17.28	$11.40	$14.12
Number of accumulation units outstanding at end of period					117	578	820	615	714	751
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period								$12.81	$12.56	$8.67
Value at end of period								$12.56	$8.67	$10.89
Number of accumulation units outstanding at end of period								1	7	16
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$7.48	$8.42	$9.10	$10.00	$10.87	$10.54	$6.31
Value at end of period				$8.42	$9.10	$10.00	$10.87	$10.54	$6.31	$8.24
Number of accumulation units outstanding at end of period				26	1,028	860	1,956	1,963	2,307	1,409
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.94	$11.08	$6.95
Value at end of period								$11.08	$6.95	$8.15
Number of accumulation units outstanding at end of period								3,717	8,189	8,888
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.55
Value at end of period									$6.55	$8.35
Number of accumulation units outstanding at end of period									1,125	783
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period								$18.60	$18.03	$8.97
Value at end of period								$18.03	$8.97	$12.17
Number of accumulation units outstanding at end of period								94	13	13

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$11.52	$11.94	$13.08	$13.27	$14.64	$15.00	$11.48
Value at end of period				$11.94	$13.08	$13.27	$14.64	$15.00	$11.48	$13.34
Number of accumulation units outstanding at end of period				3	1,516	1,688	1,283	1,880	1,905	2,492
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$10.91	$11.39	$14.69	$18.44	$11.32
Value at end of period						$11.39	$14.69	$18.44	$11.32	$14.82
Number of accumulation units outstanding at end of period						29	105	153	316	441
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$8.80	$9.29	$10.21	$11.11	$11.80	$14.62	$8.99
Value at end of period				$9.29	$10.21	$11.11	$11.80	$14.62	$8.99	$12.53
Number of accumulation units outstanding at end of period				40	1,228	1,044	198	234	224	241
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$12.28	$12.26	$12.22	$12.40	$12.82	$13.29	$13.45
Value at end of period				$12.26	$12.22	$12.40	$12.82	$13.29	$13.45	$13.29
Number of accumulation units outstanding at end of period				3,540	8,448	7,633	20,706	13,924	16,416	15,436
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.01	$11.63	$13.52	$14.20	$8.36
Value at end of period						$11.63	$13.52	$14.20	$8.36	$11.49
Number of accumulation units outstanding at end of period						15,150	22,250	21,850	19,338	17,633
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.88	$9.99	$10.68	$11.59	$9.65
Value at end of period						$9.99	$10.68	$11.59	$9.65	$11.42
Number of accumulation units outstanding at end of period						14,778	11,424	9,554	9,805	9,210
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$14.55	$16.32	$17.72	$18.69	$21.38	$21.70	$13.77
Value at end of period				$16.32	$17.72	$18.69	$21.38	$21.70	$13.77	$15.62
Number of accumulation units outstanding at end of period				220	1,021	1,226	1,579	1,716	1,695	3,198
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$10.54	$11.24	$11.40	$8.70
Value at end of period							$11.24	$11.40	$8.70	$12.81
Number of accumulation units outstanding at end of period							527	599	754	894
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$10.86	$10.97	$11.29	$11.35	$11.64	$12.55	$12.35
Value at end of period				$10.97	$11.29	$11.35	$11.64	$12.55	$12.35	$13.70
Number of accumulation units outstanding at end of period				792	637	3,410	9,814	5,026	11,334	14,065
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.32	$9.08	$6.25
Value at end of period								$9.08	$6.25	$6.95
Number of accumulation units outstanding at end of period								4,319	3,584	3,989

CFI 292

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.22	$11.19	$11.14							
Value at end of period	$8.86	$7.22	$11.19							
Number of accumulation units outstanding at end of period	353	327	287							
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$7.69	$8.45								
Value at end of period	$12.66	$7.69								
Number of accumulation units outstanding at end of period	115	44								
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.29	$11.03	$10.58							
Value at end of period	$9.01	$7.29	$11.03							
Number of accumulation units outstanding at end of period	7,119	6,747	4,217							
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.69									
Value at end of period	$12.52									
Number of accumulation units outstanding at end of period	50									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$6.62	$7.15								
Value at end of period	$8.07	$6.62								
Number of accumulation units outstanding at end of period	2,121	1,895								
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.05									
Value at end of period	$11.81									
Number of accumulation units outstanding at end of period	13									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.40									
Value at end of period	$12.80									
Number of accumulation units outstanding at end of period	43									
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$7.79									
Value at end of period	$8.66									
Number of accumulation units outstanding at end of period	4									
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2003)										
Value at beginning of period	$6.16	$9.54	$8.79	$7.92	$7.37	$6.79	$6.78			
Value at end of period	$7.95	$6.16	$9.54	$8.79	$7.92	$7.37	$6.79			
Number of accumulation units outstanding at end of period	1,402	1,067	898	1,011	570	294	56			
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$19.37	$28.51	$27.32	$23.73	$21.83	$19.37	$16.85			
Value at end of period	$24.36	$19.37	$28.51	$27.32	$23.73	$21.83	$19.37			
Number of accumulation units outstanding at end of period	626	1,575	1,737	2,089	1,854	2,451	1,117			

CFI 293

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$8.65	$12.01	$11.65	$10.67	$10.69					
Value at end of period	$10.43	$8.65	$12.01	$11.65	$10.67					
Number of accumulation units outstanding at end of period	829	756	356	36	25					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.13	$12.47	$12.09	$11.33						
Value at end of period	$10.07	$8.13	$12.47	$12.09						
Number of accumulation units outstanding at end of period	7,566	3,532	2,173	952						
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$8.01	$12.90	$12.43	$11.67						
Value at end of period	$10.13	$8.01	$12.90	$12.43						
Number of accumulation units outstanding at end of period	817	432	177	77						
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$7.89	$13.31	$12.77	$11.26	$10.55					
Value at end of period	$10.10	$7.89	$13.31	$12.77	$11.26					
Number of accumulation units outstanding at end of period	388	252	153	36	11					
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.00									
Value at end of period	$8.46									
Number of accumulation units outstanding at end of period	2									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$9.27	$11.29	$10.89	$10.29	$10.29					
Value at end of period	$10.71	$9.27	$11.29	$10.89	$10.29					
Number of accumulation units outstanding at end of period	0	194	0	8	8					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$13.09	$17.38	$16.67	$15.60	$15.25	$14.33	$13.38			
Value at end of period	$15.21	$13.09	$17.38	$16.67	$15.60	$15.25	$14.33			
Number of accumulation units outstanding at end of period	1,703	1,564	1,289	917	2,270	2,374	102			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$11.71	$18.58	$17.95	$16.09	$15.37	$13.92	$12.51			
Value at end of period	$14.45	$11.71	$18.58	$17.95	$16.09	$15.37	$13.92			
Number of accumulation units outstanding at end of period	786	311	382	514	373	1,151	929			
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$12.17	$17.76	$17.08	$15.59	$15.11	$13.90	$12.71			
Value at end of period	$14.61	$12.17	$17.76	$17.08	$15.59	$15.11	$13.90			
Number of accumulation units outstanding at end of period	780	871	843	984	852	660	198			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$9.07	$12.69	$12.34	$10.92	$10.92					
Value at end of period	$11.91	$9.07	$12.69	$12.34	$10.92					
Number of accumulation units outstanding at end of period	6,491	5,791	514	4,539	37					

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.93	$11.08	$11.91	$13.31	$7.46
Value at end of period						$11.08	$11.91	$13.31	$7.46	$10.76
Number of accumulation units outstanding at end of period						3,905	5,426	5,365	4,746	4,546
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during March 2004)										
Value at beginning of period					$12.80	$14.63	$14.98	$17.59	$17.86	$11.32
Value at end of period					$14.63	$14.98	$17.59	$17.86	$11.32	$13.95
Number of accumulation units outstanding at end of period					24	96	101	80	89	96
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$15.23	$17.05	$18.49	$19.35	$21.61	$23.41	$13.33
Value at end of period				$17.05	$18.49	$19.35	$21.61	$23.41	$13.33	$18.79
Number of accumulation units outstanding at end of period				357	1,364	1,872	2,136	2,188	2,101	2,929
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.28
Value at end of period									$6.28	$8.17
Number of accumulation units outstanding at end of period									2,352	2,731
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$13.89	$15.10	$15.12	$17.41	$18.40	$10.93
Value at end of period					$15.10	$15.12	$17.41	$18.40	$10.93	$15.59
Number of accumulation units outstanding at end of period					18	362	1,214	1,231	1,277	557
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$10.68
Value at end of period										$10.62
Number of accumulation units outstanding at end of period										2
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during March 2004)										
Value at beginning of period					$8.53	$9.71	$10.47	$11.81	$11.78	$7.00
Value at end of period					$9.71	$10.47	$11.81	$11.78	$7.00	$9.08
Number of accumulation units outstanding at end of period					1,075	1,866	2,145	2,140	1,382	1,475
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$10.38	$10.60	$12.20	$12.44	$14.21	$13.68	$8.57
Value at end of period				$10.60	$12.20	$12.44	$14.21	$13.68	$8.57	$10.85
Number of accumulation units outstanding at end of period				29	139	171	1,909	76	2,225	2,470
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.97	$10.67	$11.85	$12.09	$9.13
Value at end of period						$10.67	$11.85	$12.09	$9.13	$11.04
Number of accumulation units outstanding at end of period						12,593	14,294	13,423	13,615	14,368
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$10.17
Value at end of period										$10.40
Number of accumulation units outstanding at end of period										269

CFI 295

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.59	$9.96	$6.60
Value at end of period								$9.96	$6.60	$8.46
Number of accumulation units outstanding at end of period								4	11	18
JANUS ASPEN BALANCED PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$19.22	$20.66	$22.10	$23.52	$25.66	$27.96	$23.19
Value at end of period				$20.66	$22.10	$23.52	$25.66	$27.96	$23.19	$28.77
Number of accumulation units outstanding at end of period				2,119	5,604	13	15	6	6	9
JANUS ASPEN ENTERPRISE PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.35	$11.74	$13.97	$15.46	$17.31	$20.82	$11.55
Value at end of period				$11.74	$13.97	$15.46	$17.31	$20.82	$11.55	$16.49
Number of accumulation units outstanding at end of period				1,673	2,240	22	27	10	9	15
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$9.32	$10.20	$12.47	$13.31	$14.72	$14.59	$8.72
Value at end of period				$10.20	$12.47	$13.31	$14.72	$14.59	$8.72	$10.88
Number of accumulation units outstanding at end of period				1,851	2,539	2,894	2,899	2,653	2,607	2,762
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$8.34
Value at end of period										$8.74
Number of accumulation units outstanding at end of period										12
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.78	$12.39	$14.64	$16.73	$10.25
Value at end of period						$12.39	$14.64	$16.73	$10.25	$13.88
Number of accumulation units outstanding at end of period						8	543	560	573	567
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$22.26	$28.54	$39.73	$49.02	$64.67	$33.12
Value at end of period					$28.54	$39.73	$49.02	$64.67	$33.12	$59.33
Number of accumulation units outstanding at end of period					121	843	1,635	844	1,171	1,250
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$13.34	$13.27	$12.92	$7.92
Value at end of period							$13.27	$12.92	$7.92	$10.71
Number of accumulation units outstanding at end of period							579	1,221	687	784
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$13.54
Value at end of period										$15.86
Number of accumulation units outstanding at end of period										15
PAX WORLD BALANCED FUND										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$9.49	$10.47	$10.88	$11.87	$12.80	$8.74
Value at end of period					$10.47	$10.88	$11.87	$12.80	$8.74	$10.45
Number of accumulation units outstanding at end of period					137	451	203	221	1,154	1,734

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$10.50	$10.77	$10.83	$10.77	$11.73	$10.75
Value at end of period					$10.77	$10.83	$10.77	$11.73	$10.75	$12.54
Number of accumulation units outstanding at end of period					146	558	165	172	314	147
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.27	$12.71	$5.24
Value at end of period								$12.71	$5.24	$9.01
Number of accumulation units outstanding at end of period								1,319	190	259
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$10.55	$10.68	$11.42	$11.92	$7.58
Value at end of period						$10.68	$11.42	$11.92	$7.58	$12.00
Number of accumulation units outstanding at end of period						45	777	830	994	741
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during November 2004)										
Value at beginning of period					$10.85	$11.59	$11.08	$12.38	$13.53	$14.17
Value at end of period					$11.59	$11.08	$12.38	$13.53	$14.17	$16.60
Number of accumulation units outstanding at end of period					317	487	676	638	974	1,256
THE BOND FUND OF AMERICA^{SM}										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.69	$8.68
Value at end of period									$8.68	$9.83
Number of accumulation units outstanding at end of period									40	53
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.86	$10.80	$12.16	$13.29	$14.53	$8.72
Value at end of period					$10.80	$12.16	$13.29	$14.53	$8.72	$11.57
Number of accumulation units outstanding at end of period					983	3,169	7,390	6,131	8,273	8,781
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$7.94
Value at end of period										$8.28
Number of accumulation units outstanding at end of period										352
WANGER SELECT										
(Funds were first received in this option during March 2006)										
Value at beginning of period							$13.32	$14.64	$15.78	$7.92
Value at end of period							$14.64	$15.78	$7.92	$12.98
Number of accumulation units outstanding at end of period							51	92	148	175
WANGER USA										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$12.46	$12.67	$13.47	$14.00	$8.32
Value at end of period						$12.67	$13.47	$14.00	$8.32	$11.66
Number of accumulation units outstanding at end of period						14	3,259	603	4,832	5,342
WASHINGTON MUTUAL INVESTORS FUND^{SM}										
(Funds were first received in this option during November 2004)										
Value at beginning of period					$10.22	$10.80	$11.02	$12.81	$13.11	$8.64
Value at end of period					$10.80	$11.02	$12.81	$13.11	$8.64	$10.13
Number of accumulation units outstanding at end of period					837	2,307	3,367	2,194	1,529	1,925

CFI 297

Condensed Financial Information (continued)

TABLE 32

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.43									
Value at end of period	$12.24									
Number of accumulation units outstanding at end of period	24									
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during January 2000)										
Value at beginning of period	$6.38	$11.27	$10.21	$9.75	$9.09	$8.66	$6.79	$9.106	$12.05	$14.116
Value at end of period	$7.61	$6.38	$11.27	$10.21	$9.75	$9.09	$8.66	$6.79	$9.106	$12.05
Number of accumulation units outstanding at end of period	1,545	1,274	1,822	1,683	1,301	11,909	7,895	4,963	2,667	1,233
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during January 2000)										
Value at beginning of period	$7.16	$10.40	$9.77	$8.49	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695
Value at end of period	$9.05	$7.16	$10.40	$9.77	$8.49	$8.19	$7.63	$6.22	$7.483	$9.845
Number of accumulation units outstanding at end of period	2,693	2,674	3,315	3,171	3,561	13,407	6,078	4,301	3,567	3,046
ALGER GREEN FUND										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.83									
Value at end of period	$12.93									
Number of accumulation units outstanding at end of period	596									
AMANA GROWTH FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$8.87									
Value at end of period	$9.55									
Number of accumulation units outstanding at end of period	101									
AMANA INCOME FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$8.82									
Value at end of period	$9.83									
Number of accumulation units outstanding at end of period	603									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$11.82	$17.47	$17.26	$16.11	$15.48	$14.51	$12.35	$14.265	$15.562	$16.306
Value at end of period	$14.59	$11.82	$17.47	$17.26	$16.11	$15.48	$14.51	$12.35	$14.265	$15.562
Number of accumulation units outstanding at end of period	177	178	237	270	253	2,059	720	1,029	371	148
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$11.22	$19.16	$16.36	$13.63	$11.43	$11.43				
Value at end of period	$15.38	$11.22	$19.16	$16.36	$13.63	$11.43				
Number of accumulation units outstanding at end of period	1,609	809	461	474	454	3				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during August 2004)										
Value at beginning of period	$14.25	$21.20	$23.41	$19.58	$17.99	$15.35				
Value at end of period	$18.23	$14.25	$21.20	$23.41	$19.58	$17.99				
Number of accumulation units outstanding at end of period	4	21	45	28	26	83				

CFI 298

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$18.26	$32.24	$27.83	$25.29	$21.95	$19.30	$15.25	$17.076	$19.755	$21.474
Value at end of period	$24.41	$18.26	$32.24	$27.83	$25.29	$21.95	$19.30	$15.25	$17.076	$19.755
Number of accumulation units outstanding at end of period	6,050	6,546	5,944	12,425	13,836	20,847	15,543	11,482	9,811	11,468
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$12.62	$22.34	$22.34	$18.86	$18.09	$16.46	$12.82	$15.672	$16.74	$15.672
Value at end of period	$16.19	$12.62	$22.34	$22.34	$18.86	$18.09	$16.46	$12.82	$15.672	$16.74
Number of accumulation units outstanding at end of period	3,869	2,271	2,236	6,429	6,966	9,873	9,402	7,109	4,805	4,922
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$10.89	$20.93	$16.74	$15.90	$15.25	$14.98	$11.45	$16.624	$20.494	$23.368
Value at end of period	$13.77	$10.89	$20.93	$16.74	$15.90	$15.25	$14.98	$11.45	$16.624	$20.494
Number of accumulation units outstanding at end of period	7,724	6,516	4,855	8,551	9,970	18,809	17,712	13,681	4,427	5,157
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$12.22	$22.08	$19.10	$16.42	$14.00	$12.51	$8.86	$11.278	$14.523	$18.224
Value at end of period	$15.23	$12.22	$22.08	$19.10	$16.42	$14.00	$12.51	$8.86	$11.278	$14.523
Number of accumulation units outstanding at end of period	1,785	1,146	1,133	1,136	554	1,862	3,208	929	37	28
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during August 2001)										
Value at beginning of period	$11.43	$17.32	$18.01	$15.62	$14.58	$11.96	$9.19	$10.282	$9.925	
Value at end of period	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58	$11.96	$9.19	$10.282	
Number of accumulation units outstanding at end of period	325	768	705	643	683	1,132	123	244	17	
FUNDAMENTAL INVESTORS(SM) (Funds were first received in this option during October 2009)										
Value at beginning of period	$7.39									
Value at end of period	$8.00									
Number of accumulation units outstanding at end of period	456									
ING ARTIO FOREIGN PORTFOLIO (Funds were first received in this option during June 2004)										
Value at beginning of period	$10.75	$19.35	$16.87	$13.25	$11.66	$9.80				
Value at end of period	$12.73	$10.75	$19.35	$16.87	$13.25	$11.66				
Number of accumulation units outstanding at end of period	0	30	103	539	451	402				
ING BALANCED PORTFOLIO										
Value at beginning of period	$14.28	$20.16	$19.38	$17.89	$17.42	$16.16	$13.80	$15.62	$16.554	$16.898
Value at end of period	$16.77	$14.28	$20.16	$19.38	$17.89	$17.42	$16.16	$13.80	$15.62	$16.554
Number of accumulation units outstanding at end of period	1,459	1,357	1,097	844	939	2,449	4,502	1,841	1,077	409
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during January 2003)										
Value at beginning of period	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40	$8.72			
Value at end of period	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40			
Number of accumulation units outstanding at end of period	31	265	89	4	4	1,075	533			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (Funds were first received in this option during April 2007)										
Value at beginning of period	$6.25	$10.40	$10.68							
Value at end of period	$8.04	$6.25	$10.40							
Number of accumulation units outstanding at end of period	5,417	2,742	3,672							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO (Funds were first received in this option during December 2008)										
Value at beginning of period	$2.88	$2.88								
Value at end of period	$4.33	$2.88								
Number of accumulation units outstanding at end of period	101	4								

CFI 299

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.69	$9.74								
Value at end of period	$8.82	$6.69								
Number of accumulation units outstanding at end of period	0	6								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$6.03	$9.95	$12.28	$12.36						
Value at end of period	$8.07	$6.03	$9.95	$12.28						
Number of accumulation units outstanding at end of period	6	68	42	13						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$12.39	$20.69	$20.10							
Value at end of period	$16.06	$12.39	$20.69							
Number of accumulation units outstanding at end of period	0	27	4							
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$9.43	$12.50								
Value at end of period	$11.15	$9.43								
Number of accumulation units outstanding at end of period	512	5								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$8.80	$13.44								
Value at end of period	$12.06	$8.80								
Number of accumulation units outstanding at end of period	634	38								
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$7.80	$13.42	$12.50							
Value at end of period	$10.57	$7.80	$13.42							
Number of accumulation units outstanding at end of period	1,588	40	6							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$10.27	$16.71	$15.80	$14.04	$13.18	$12.34	$9.94	$13.45	$16.734	$19.078
Value at end of period	$13.17	$10.27	$16.71	$15.80	$14.04	$13.18	$12.34	$9.94	$13.45	$16.734
Number of accumulation units outstanding at end of period	13,350	7,858	7,122	8,085	8,020	10,520	15,853	12,590	9,105	13,522
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.62	$22.02	$21.28	$18.85	$18.16	$16.67	$13.42	$17.356	$20.399	$22.855
Value at end of period	$16.53	$13.62	$22.02	$21.28	$18.85	$18.16	$16.67	$13.42	$17.356	$20.399
Number of accumulation units outstanding at end of period	6,208	3,313	3,243	4,510	6,666	10,028	12,701	8,926	5,902	6,603
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$13.94	$22.67	$21.82	$20.24	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403
Value at end of period	$18.09	$13.94	$22.67	$21.82	$20.24	$18.48	$16.09	$12.33	$14.242	$14.653
Number of accumulation units outstanding at end of period	3,104	2,902	2,693	5,353	6,815	10,138	7,103	3,356	918	341
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$10.39	$15.87	$17.18	$15.33	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604
Value at end of period	$12.77	$10.39	$15.87	$17.18	$15.33	$14.45	$12.02	$8.96	$10.481	$10.391
Number of accumulation units outstanding at end of period	719	612	514	980	1,096	2,042	5,706	1,210	92	117
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$15.24	$16.91	$16.19	$15.79	$15.54	$15.04	$14.36	$13.459	$12.564	$11.632
Value at end of period	$16.75	$15.24	$16.91	$16.19	$15.79	$15.54	$15.04	$14.36	$13.459	$12.564
Number of accumulation units outstanding at end of period	1,491	1,041	1,018	977	2,138	8,669	15,265	7,603	1,612	695

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$6.86
Value at end of period										$7.44
Number of accumulation units outstanding at end of period										38
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.30	$7.95	$10.17	$11.76	$12.68	$16.17	$18.07	$10.19
Value at end of period			$7.95	$10.17	$11.76	$12.68	$16.17	$18.07	$10.19	$12.77
Number of accumulation units outstanding at end of period			20	1,101	1,089	701	886	1,138	1,363	626
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period										$7.35
Value at end of period										$7.66
Number of accumulation units outstanding at end of period										599
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$15.75	$17.90	$24.42	$11.72
Value at end of period							$17.90	$24.42	$11.72	$19.81
Number of accumulation units outstanding at end of period							351	120	171	449
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$17.58	$17.23	$11.36
Value at end of period								$17.23	$11.36	$14.07
Number of accumulation units outstanding at end of period								44	99	1
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$9.91
Value at end of period										$10.86
Number of accumulation units outstanding at end of period										27
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$18.702	$13.121	$9.666	$6.16	$8.39	$9.06	$9.95	$10.81	$10.48	$6.28
Value at end of period	$13.121	$9.666	$6.16	$8.39	$9.06	$9.95	$10.81	$10.48	$6.28	$8.18
Number of accumulation units outstanding at end of period	6,877	7,301	8,558	11,485	13,214	10,124	7,273	6,520	6,174	9,091
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.93	$11.07	$6.94
Value at end of period								$11.07	$6.94	$8.14
Number of accumulation units outstanding at end of period								10,767	12,195	9,928
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period					$12.19	$13.07	$13.25	$14.61	$14.97	$11.45
Value at end of period					$13.07	$13.25	$14.61	$14.97	$11.45	$13.30
Number of accumulation units outstanding at end of period					1,032	361	263	439	597	1,477
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.75	$14.68	$18.42	$11.30
Value at end of period							$14.68	$18.42	$11.30	$14.78
Number of accumulation units outstanding at end of period							325	0	6	1,294
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$8.56	$6.89	$9.28	$10.19	$11.08	$11.77	$14.57	$8.96
Value at end of period			$6.89	$9.28	$10.19	$11.08	$11.77	$14.57	$8.96	$12.48
Number of accumulation units outstanding at end of period			21	489	593	252	152	80	76	0

CFI 301

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.443	$11.993	$12.279	$12.29	$12.22	$12.16	$12.34	$12.75	$13.21	$13.36
Value at end of period	$11.993	$12.279	$12.29	$12.22	$12.16	$12.34	$12.75	$13.21	$13.36	$13.20
Number of accumulation units outstanding at end of period	1,424	4,959	15,705	16,499	11,324	1,943	592	4,415	5,570	4,626
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.01	$11.62	$13.51	$14.18	$8.34
Value at end of period						$11.62	$13.51	$14.18	$8.34	$11.47
Number of accumulation units outstanding at end of period						30,913	24,167	13,201	14,371	23,132
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.88	$9.99	$10.67	$11.56	$9.62
Value at end of period						$9.99	$10.67	$11.56	$9.62	$11.39
Number of accumulation units outstanding at end of period						1,048	1,060	1,120	699	1,304
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$18.801	$20.412	$18.172	$13.25	$16.27	$17.65	$18.61	$21.27	$21.59	$13.69
Value at end of period	$20.412	$18.172	$13.25	$16.27	$17.65	$18.61	$21.27	$21.59	$13.69	$15.52
Number of accumulation units outstanding at end of period	461	906	1,899	3,258	3,316	2,034	1,683	1,440	1,296	4,720
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period										$12.67
Value at end of period										$12.78
Number of accumulation units outstanding at end of period										611
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$10.13	$10.70	$10.97	$11.27	$11.33	$11.61	$12.51	$12.30
Value at end of period			$10.70	$10.97	$11.27	$11.33	$11.61	$12.51	$12.30	$13.65
Number of accumulation units outstanding at end of period			855	4,380	10,279	2,363	4,056	9,128	9,583	6,208
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.31	$9.07	$6.25
Value at end of period								$9.07	$6.25	$6.93
Number of accumulation units outstanding at end of period								1,224	1,156	3,288
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period								$10.95	$11.04	$7.68
Value at end of period								$11.04	$7.68	$12.64
Number of accumulation units outstanding at end of period								1	9	0
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$7.57
Value at end of period										$9.00
Number of accumulation units outstanding at end of period										87
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$6.86
Value at end of period										$8.06
Number of accumulation units outstanding at end of period										839
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.497	$18.396	$18.845	$14.25	$19.30	$21.75	$23.63	$27.19	$28.36	$19.26
Value at end of period	$18.396	$18.845	$14.25	$19.30	$21.75	$23.63	$27.19	$28.36	$19.26	$24.20
Number of accumulation units outstanding at end of period	1,486	2,243	3,557	6,128	5,623	3,175	2,829	2,629	2,623	4,023

CFI 302

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$8.52		$12.08	$11.18						
Value at end of period	$10.05		$12.45	$12.08						
Number of accumulation units outstanding at end of period	1,297		0	1,452						
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$7.99	$12.88	$12.42	$11.91						
Value at end of period	$10.11	$7.99	$12.88	$12.42						
Number of accumulation units outstanding at end of period	685	2,270	1,810	425						
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.95									
Value at end of period	$9.04									
Number of accumulation units outstanding at end of period	3									
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$8.17									
Value at end of period	$8.45									
Number of accumulation units outstanding at end of period	163									
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.01	$17.28	$16.58	$15.53	$15.18	$14.27	$12.75	$13.527	$14.067	$13.623
Value at end of period	$15.11	$13.01	$17.28	$16.58	$15.53	$15.18	$14.27	$12.75	$13.527	$14.067
Number of accumulation units outstanding at end of period	246	247	248	249	556	1,064	1,231	431	189	370
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$11.63	$18.47	$17.85	$16.01	$15.30	$13.87	$11.32	$13.326	$15.294	$15.628
Value at end of period	$14.35	$11.63	$18.47	$17.85	$16.01	$15.30	$13.87	$11.32	$13.326	$15.294
Number of accumulation units outstanding at end of period	1,762	2,745	2,986	2,872	2,779	4,965	9,371	5,892	4,550	671
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$12.09	$17.66	$16.99	$15.52	$15.04	$13.85	$11.77	$13.207	$14.416	$14.572
Value at end of period	$14.51	$12.09	$17.66	$16.99	$15.52	$15.04	$13.85	$11.77	$13.207	$14.416
Number of accumulation units outstanding at end of period	1,641	1,272	1,435	3,434	5,131	11,097	6,057	957	842	472
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.05	$12.68	$12.33	$10.91	$10.72					
Value at end of period	$11.88	$9.05	$12.68	$12.33	$10.91					
Number of accumulation units outstanding at end of period	1,320	995	741	1,813	844					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.44	$13.29	$11.90	$11.07	$9.93					
Value at end of period	$10.73	$7.44	$13.29	$11.90	$11.07					
Number of accumulation units outstanding at end of period	13,852	11,581	8,707	14,603	15,601					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.29	$17.82	$17.56	$14.97	$14.62	$12.84				
Value at end of period	$13.90	$11.29	$17.82	$17.56	$14.97	$14.62				
Number of accumulation units outstanding at end of period	511	517	378	230	388	206				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$13.25	$23.27	$21.50	$19.26	$18.41	$16.99	$13.17	$17.431	$19.71	$20.013
Value at end of period	$18.66	$13.25	$23.27	$21.50	$19.26	$18.41	$16.99	$13.17	$17.431	$19.71
Number of accumulation units outstanding at end of period	4,894	1,335	1,235	1,237	1,484	2,874	1,848	841	517	981

CFI 303

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.27	$10.20								
Value at end of period	$8.17	$6.27								
Number of accumulation units outstanding at end of period	4,407	4,559								
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$10.86	$18.29	$17.32	$15.04	$15.04	$13.52	$10.72	$15.579	$21.019	$22.629
Value at end of period	$15.48	$10.86	$18.29	$17.32	$15.04	$15.04	$13.52	$10.72	$15.579	$21.019
Number of accumulation units outstanding at end of period	1,396	474	470	629	1,452	3,059	4,476	4,712	1,302	1,517
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$6.95	$11.71	$11.75	$10.42	$9.67	$8.55	$6.95	$9.39	$12.049	$12.805
Value at end of period	$9.02	$6.95	$11.71	$11.75	$10.42	$9.67	$8.55	$6.95	$9.39	$12.049
Number of accumulation units outstanding at end of period	200	1,271	1,105	1,013	2,152	4,027	3,955	1,840	1,483	5,882
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$8.54	$13.64	$14.17	$12.42	$12.18	$10.59	$8.22			
Value at end of period	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18	$10.59			
Number of accumulation units outstanding at end of period	0	40	341	334	326	1,414	258			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.11	$12.07	$11.84	$10.66	$9.97					
Value at end of period	$11.01	$9.11	$12.07	$11.84	$10.66					
Number of accumulation units outstanding at end of period	5,770	7,418	4,996	7,363	8,473					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$8.50	$11.70								
Value at end of period	$10.38	$8.50								
Number of accumulation units outstanding at end of period	0	4								
JANUS ASPEN ENTERPRISE PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.48	$10.92								
Value at end of period	$16.37	$11.48								
Number of accumulation units outstanding at end of period	13	13								
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$18.97	$18.25								
Value at end of period	$21.16	$18.97								
Number of accumulation units outstanding at end of period	8	8								
JANUS ASPEN WORLDWIDE PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$11.78	$10.99								
Value at end of period	$15.98	$11.78								
Number of accumulation units outstanding at end of period	4	4								
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$7.12									
Value at end of period	$7.19									
Number of accumulation units outstanding at end of period	2,159									
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.14	$10.07								
Value at end of period	$9.04	$7.14								
Number of accumulation units outstanding at end of period	0	4								

CFI 304

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.38	$8.29	$10.19	$12.45	$13.28	$14.68	$14.54	$8.69
Value at end of period			$8.29	$10.19	$12.45	$13.28	$14.68	$14.54	$8.69	$10.84
Number of accumulation units outstanding at end of period			14	2,013	3,920	1,049	1,279	1,835	2,209	1,229
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$11.28	$11.28	$6.79
Value at end of period								$11.28	$6.79	$8.72
Number of accumulation units outstanding at end of period								137	424	0
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$11.31
Value at end of period										$13.84
Number of accumulation units outstanding at end of period										1,006
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$21.02	$28.48	$39.62	$48.87	$64.43	$32.99
Value at end of period					$28.48	$39.62	$48.87	$64.43	$32.99	$59.05
Number of accumulation units outstanding at end of period					189	596	614	289	296	393
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during November 2008)										
Value at beginning of period									$13.46	$14.32
Value at end of period									$14.32	$19.71
Number of accumulation units outstanding at end of period									13	13
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$12.43	$13.26	$12.90	$7.90
Value at end of period							$13.26	$12.90	$7.90	$10.68
Number of accumulation units outstanding at end of period							307	6	42	0
PAX WORLD BALANCED FUND										
(Funds were first received in this option during December 2005)										
Value at beginning of period						$10.96	$10.85	$11.83	$12.75	$8.70
Value at end of period						$10.85	$11.83	$12.75	$8.70	$10.40
Number of accumulation units outstanding at end of period						2	64	114	192	960
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2004)										
Value at beginning of period					$10.43	$10.76	$10.83	$10.75	$11.71	$10.72
Value at end of period					$10.76	$10.83	$10.75	$11.71	$10.72	$12.50
Number of accumulation units outstanding at end of period					247	319	4	5	4	859
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period								$12.67	$12.71	$5.23
Value at end of period								$12.71	$5.23	$9.00
Number of accumulation units outstanding at end of period								930	1,170	38
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.89	$10.63	$10.67	$11.41	$11.89	$7.57
Value at end of period					$10.63	$10.67	$11.41	$11.89	$7.57	$11.96
Number of accumulation units outstanding at end of period					41	101	1,094	643	516	583

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.16	$8.87								
Value at end of period	$7.73	$6.16								
Number of accumulation units outstanding at end of period	989	150								
SMALLCAP WORLD FUND®										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$8.05									
Value at end of period	$8.23									
Number of accumulation units outstanding at end of period	960									
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$14.14	$13.50	$12.37	$11.07	$11.59	$11.45				
Value at end of period	$16.56	$14.14	$13.50	$12.37	$11.07	$11.59				
Number of accumulation units outstanding at end of period	893	1,557	1,023	570	526	209				
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.70	$14.50	$13.28	$12.15	$10.80	$9.56				
Value at end of period	$11.53	$8.70	$14.50	$13.28	$12.15	$10.80				
Number of accumulation units outstanding at end of period	1,554	649	704	1,172	1,482	476				
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$5.61	$10.46	$10.98							
Value at end of period	$8.27	$5.61	$10.46							
Number of accumulation units outstanding at end of period	937	1,375	1,070							
WANGER SELECT										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$7.90	$15.75	$14.62	$12.40	$11.39	$11.03				
Value at end of period	$12.94	$7.90	$15.75	$14.62	$12.40	$11.39				
Number of accumulation units outstanding at end of period	1,273	789	787	717	925	430				
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.30	$13.97	$13.46	$12.66	$11.55	$9.56				
Value at end of period	$11.63	$8.30	$13.97	$13.46	$12.66	$11.55				
Number of accumulation units outstanding at end of period	913	275	349	324	941	442				
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.62	$13.09	$12.79	$11.01	$10.80	$9.98				
Value at end of period	$10.11	$8.62	$13.09	$12.79	$11.01	$10.80				
Number of accumulation units outstanding at end of period	0	149	170	133	569	380				

TABLE 33

FOR CONTRACTS issued under 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$9.78									
Value at end of period	$12.26									
Number of accumulation units outstanding at end of period	43,590									

CFI 306

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.54	$11.51	$10.41	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753
Value at end of period	$7.82	$6.54	$11.51	$10.41	$9.92	$9.22	$8.76	$6.85	$9.168	$12.101
Number of accumulation units outstanding at end of period	951,417	1,016,486	1,127,736	1,344,907	796,450	942,382	1,061,605	1,036,027	1,022,141	1,020,762
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716
Value at end of period	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28	$7.534	$9.887
Number of accumulation units outstanding at end of period	1,425,089	1,576,599	1,796,063	2,116,658	1,741,155	2,137,810	2,531,856	2,594,514	2,942,079	2,698,140
ALGER GREEN FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.00									
Value at end of period	$12.96									
Number of accumulation units outstanding at end of period	17,841									
ALLIANZ NFJ LARGE-CAP VALUE FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.09	$9.61								
Value at end of period	$6.99	$6.09								
Number of accumulation units outstanding at end of period	426	426								
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$9.78									
Value at end of period	$12.27									
Number of accumulation units outstanding at end of period	93,645									
AMANA INCOME FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$9.81									
Value at end of period	$12.01									
Number of accumulation units outstanding at end of period	142,723									
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$10.07									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	182,946									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.56	$9.99								
Value at end of period	$7.68	$5.56								
Number of accumulation units outstanding at end of period	88,129	20,632								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.38									
Value at end of period	$12.60									
Number of accumulation units outstanding at end of period	9,887									
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$16.83	$24.82	$24.46	$22.77	$21.82	$20.41	$17.32	$19.962	$21.722	$22.705
Value at end of period	$20.83	$16.83	$24.82	$24.46	$22.77	$21.82	$20.41	$17.32	$19.00	$21.722
Number of accumulation units outstanding at end of period	544,542	623,036	750,365	856,505	892,215	939,747	937,301	889,478	947,780	1,065,388
COLUMBIA℠ ACORN® FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.34	$9.87								
Value at end of period	$8.74	$6.34								
Number of accumulation units outstanding at end of period	2,383	1,928								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.08	$10.17								
Value at end of period	$7.94	$6.08								
Number of accumulation units outstanding at end of period	34,658	16,918								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$11.35	$19.34	$16.47	$13.69	$11.45	$9.45				
Value at end of period	$15.60	$11.35	$19.34	$16.47	$13.69	$11.45				
Number of accumulation units outstanding at end of period	3,252,868	3,083,530	2,852,300	2,802,671	1,629,402	589,758				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$14.55	$21.59	$23.79	$19.84	$18.19	$15.26				
Value at end of period	$18.66	$14.55	$21.59	$23.79	$19.84	$18.19				
Number of accumulation units outstanding at end of period	785,986	800,543	867,219	1,041,048	864,643	460,932				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$20.92	$36.84	$31.73	$28.76	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053
Value at end of period	$28.03	$20.92	$36.84	$31.73	$28.76	$24.90	$21.83	$17.21	$19.223	$22.182
Number of accumulation units outstanding at end of period	7,681,516	8,286,539	9,575,560	11,199,576	11,118,370	10,166,479	9,251,982	8,483,150	8,115,293	8,555,653
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.10	$26.66	$26.59	$22.40	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334
Value at end of period	$19.42	$15.10	$26.66	$26.59	$22.40	$21.43	$19.45	$15.11	$18.426	$19.632
Number of accumulation units outstanding at end of period	3,266,009	3,663,836	4,395,497	5,182,053	5,740,714	6,238,986	5,980,707	5,512,953	5,040,744	4,252,752
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999
Value at end of period	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858
Number of accumulation units outstanding at end of period	4,255,040	4,753,255	5,530,478	6,753,788	7,907,412	9,263,906	10,095,142	9,742	9,927,690	10,298,747
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.20	$23.78	$20.53	$17.60	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243
Value at end of period	$16.49	$13.20	$23.78	$20.53	$17.60	$14.97	$13.34	$9.42	$11.968	$15.374
Number of accumulation units outstanding at end of period	688,072	762,220	959,982	1,067,522	1,136,643	1,258,870	1,102,295	655,914	619,427	655,335
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04	$9.22	$10.293	$8.108	
Value at end of period	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04	$9.22	$10.293	
Number of accumulation units outstanding at end of period	1,107,964	1,140,864	1,184,182	1,444,904	1,456,158	1,190,343	503,485	327,493	9,279	
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.10	$10.10								
Value at end of period	$8.03	$6.10								
Number of accumulation units outstanding at end of period	785,000	325,547								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81	$8.08	$10.13		
Value at end of period	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81	$8.08		
Number of accumulation units outstanding at end of period	245,400	234,493	293,646	401,982	498,975	546,581	347,202	163,145		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.87	$19.53	$16.98	$13.31	$11.68	$9.66				
Value at end of period	$12.91	$10.87	$19.53	$16.98	$13.31	$11.68				
Number of accumulation units outstanding at end of period	1,078,234	1,170,853	1,199,234	890,413	366,954	76,582				

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BALANCED PORTFOLIO										
Value at beginning of period	$21.06	$29.66	$28.45	$26.19	$25.44	$23.54	$20.06	$22.642	$23.936	$24.372
Value at end of period	$24.80	$21.06	$29.66	$28.45	$26.19	$25.44	$23.54	$20.06	$22.642	$23.936
Number of accumulation units outstanding at end of period	5,334,428	5,925,048	7,300,680	8,919,427	10,600,515	11,915,421	12,798,574	13,616,148	15,791,704	18,322,641
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.32	$10.85	$10.09	$9.83						
Value at end of period	$8.38	$6.32	$10.85	$10.09						
Number of accumulation units outstanding at end of period	68,225	47,183	40,413	10,968						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45	$8.69	$10.00		
Value at end of period	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45	$8.69		
Number of accumulation units outstanding at end of period	1,076,817	1,032,299	1,182,340	1,447,101	1,654,972	1,308,859	640,335	223,645		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.27	$10.40	$10.67							
Value at end of period	$8.09	$6.27	$10.40							
Number of accumulation units outstanding at end of period	3,389,623	3,634,765	4,157,600							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831	$9.999
Value at end of period	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831
Number of accumulation units outstanding at end of period	2,592,015	2,269,557	2,728,379	3,308,840	3,754,607	4,468,527	5,560,964	3,646,831	3,252,927	2,082,586
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.70	$9.74								
Value at end of period	$8.85	$6.70								
Number of accumulation units outstanding at end of period	1,236,551	1,311,569								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.07	$9.99	$12.30	$10.15						
Value at end of period	$8.14	$6.07	$9.99	$12.30						
Number of accumulation units outstanding at end of period	672,126	607,737	533,727	609,850						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.66	$10.23	$10.06	$10.23						
Value at end of period	$8.21	$6.66	$10.23	$10.06						
Number of accumulation units outstanding at end of period	67,921	54,338	28,251	1,268						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$12.61	$21.01	$20.42	$18.16	$17.70	$16.53	$11.90	$15.51		
Value at end of period	$16.39	$12.61	$21.01	$20.42	$18.16	$17.70	$16.53	$11.90		
Number of accumulation units outstanding at end of period	257,396	262,813	225,456	231,524	209,370	306,680	319,789	12,554		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.52	$13.51	$12.60	$11.21	$10.20					
Value at end of period	$11.29	$9.52	$13.51	$12.60	$11.21					
Number of accumulation units outstanding at end of period	223,098	229,747	163,620	163,855	65,568					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.88	$14.77	$13.07	$11.82	$10.27					
Value at end of period	$12.20	$8.88	$14.77	$13.07	$11.82					
Number of accumulation units outstanding at end of period	732,666	584,794	498,276	571,176	233,021					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.84	$13.46	$9.68							
Value at end of period	$10.65	$7.84	$13.46							
Number of accumulation units outstanding at end of period	2,784,020	2,762,519	2,761,600							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$16.02	$26.00	$24.52	$21.74	$20.36	$19.02	$15.27	$20.618	$25.588	$29.10
Value at end of period	$20.60	$16.02	$26.00	$24.52	$21.74	$20.36	$19.02	$15.27	$20.618	$25.588
Number of accumulation units outstanding at end of period	21,593,139	23,673,745	28,514,397	34,440,079	39,955,565	47,359,132	55,129,400	62,633,801	75,994,481	90,718,317
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044
Value at end of period	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98	$13.63	$17.587	$20.618
Number of accumulation units outstanding at end of period	5,564,181	6,093,123	7,647,788	9,473,651	10,857,695	12,053,612	12,437,635	11,415,612	11,127,272	10,804,600
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455
Value at end of period	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751
Number of accumulation units outstanding at end of period	3,050,514	3,310,499	3,993,638	5,155,750	5,659,110	5,712,947	5,001,907	4,188,495	2,436,650	1,651,222
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645
Value at end of period	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461
Number of accumulation units outstanding at end of period	1,668,191	1,789,693	2,226,410	2,836,624	3,188,101	3,206,207	2,650,450	2,177,664	1,157,606	528,978
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.57	$20.55	$19.63	$19.10	$18.75	$18.10	$17.24	$16.115	$15.007	$13.859
Value at end of period	$20.46	$18.57	$20.55	$19.63	$19.10	$18.75	$18.10	$17.24	$16.115	$15.007
Number of accumulation units outstanding at end of period	4,443,611	4,992,356	5,973,104	6,748,054	7,676,440	8,524,985	9,306,487	10,976,890	11,769,149	9,870,708
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.92	$10.24								
Value at end of period	$7.47	$5.92								
Number of accumulation units outstanding at end of period	793,507	20,029								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23	$7.97	$9.542	$8.697	
Value at end of period	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23	$7.97	$9.542	
Number of accumulation units outstanding at end of period	910,106	965,544	1,153,195	1,141,766	937,211	845,792	588,086	289,088	359	
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.33	$10.19								
Value at end of period	$7.18	$5.33								
Number of accumulation units outstanding at end of period	218,794	105,497								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.83	$24.58	$17.98	$13.40	$10.10					
Value at end of period	$20.05	$11.83	$24.58	$17.98	$13.40					
Number of accumulation units outstanding at end of period	654,303	607,353	830,788	667,561	293,009					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.56	$17.47	$17.29	$15.03	$14.02	$11.78	$9.17	$10.06		
Value at end of period	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02	$11.78	$9.17		
Number of accumulation units outstanding at end of period	577,337	577,574	680,451	726,952	689,877	500,885	184,071	63,570		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.74	$12.63	$13.01	$11.29	$10.65					
Value at end of period	$10.99	$8.74	$12.63	$13.01	$11.29					
Number of accumulation units outstanding at end of period	86,998	66,720	70,405	64,572	18,756					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$9.77	$16.28	$16.76	$15.38	$13.98	$12.90	$9.45	$14.795	$20.033	$28.00
Value at end of period	$12.77	$9.77	$16.28	$16.76	$15.38	$13.98	$12.90	$9.45	$14.795	$20.033
Number of accumulation units outstanding at end of period	2,952,557	3,225,449	3,842,620	4,760,300	5,531,602	6,351,425	7,469,334	7,376,607	8,308,496	9,202,749
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.99	$11.12	$10.79	$10.03						
Value at end of period	$8.21	$6.99	$11.12	$10.79						
Number of accumulation units outstanding at end of period	2,576,588	2,960,799	3,700,670	50,763						
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.56	$10.23								
Value at end of period	$8.38	$6.56								
Number of accumulation units outstanding at end of period	181,683	151,930								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.04	$18.13	$15.22	$12.43	$10.11					
Value at end of period	$12.28	$9.04	$18.13	$15.22	$12.43					
Number of accumulation units outstanding at end of period	230,569	259,285	265,111	212,075	29,594					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$11.42	$14.90	$14.50	$13.12	$12.91	$11.76	$10.48			
Value at end of period	$13.30	$11.42	$14.90	$14.50	$13.12	$12.91	$11.76			
Number of accumulation units outstanding at end of period	774,129	845,712	1,018,077	1,203,758	1,519,368	1,155,823	394,705			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.41	$18.54	$14.74	$11.41	$9.88					
Value at end of period	$14.96	$11.41	$18.54	$14.74	$11.41					
Number of accumulation units outstanding at end of period	800,354	845,407	957,157	506,371	50,345					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2001)										
Value at beginning of period	$9.12	$14.81	$11.93	$11.21	$10.28	$9.33	$6.92	$9.446	$8.835	
Value at end of period	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28	$9.33	$6.92	$9.446	
Number of accumulation units outstanding at end of period	350,404	336,536	233,721	194,641	208,142	250,795	214,876	31,362	35	
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.42	$15.21	$14.65	$14.14	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917
Value at end of period	$15.28	$15.42	$15.21	$14.65	$14.14	$13.90	$13.93	$13.98	$13.929	$13.571
Number of accumulation units outstanding at end of period	3,804,116	5,263,804	5,050,683	4,497,051	4,217,349	4,663,196	6,120,534	8,751,582	9,788,389	9,554,319
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$8.42	$14.29	$13.57	$11.65	$10.01	$10.83	$8.32	$10.06		
Value at end of period	$11.61	$8.42	$14.29	$13.57	$11.65	$12.30	$10.83	$8.32		
Number of accumulation units outstanding at end of period	13,546,873	15,113,546	18,561,178	23,257,569	26,193,355	80,312	54,284	7,342		

Condensed Financial Information (continued)

ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO
(Funds were first received in this option during April 2005)

	2009	2008	2007	2006	2005
Value at beginning of period	$9.60	$11.51	$10.72	$10.01	$9.88
Value at end of period	$11.53	$9.60	$11.51	$10.72	$10.01
Number of accumulation units outstanding at end of period	2,830,785	3,183,171	3,488,684	3,448,907	3,908,565

ING OPPORTUNISTIC LARGECAP PORTFOLIO

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$14.10	$22.17	$21.80	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93
Value at end of period	$16.03	$14.10	$22.17	$21.80	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602
Number of accumulation units outstanding at end of period	1,690,213	932,521	1,148,268	1,409,865	1,637,409	1,889,965	2,194,151	2,405,598	2,189,268	1,174,458

ING PIMCO HIGH YIELD PORTFOLIO
(Funds were first received in this option during May 2005)

	2009	2008	2007	2006	2005
Value at beginning of period	$8.77	$11.46	$11.28	$10.48	$9.98
Value at end of period	$12.93	$8.77	$11.46	$11.28	$10.48
Number of accumulation units outstanding at end of period	353,816	176,822	216,385	202,022	82,108

ING PIMCO TOTAL RETURN PORTFOLIO
(Funds were first received in this option during May 2002)

	2009	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01	$10.72	$10.00
Value at end of period	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01	$10.72
Number of accumulation units outstanding at end of period	2,520,926	2,062,760	1,794,127	1,745,605	1,754,902	1,556,976	1,363,707	912,688

ING PIONEER EQUITY INCOME PORTFOLIO
(Funds were first received in this option during July 2007)

	2009	2008	2007
Value at beginning of period	$6.29	$9.11	$9.34
Value at end of period	$7.00	$6.29	$9.11
Number of accumulation units outstanding at end of period	3,494,296	3,716,467	4,247,992

ING PIONEER FUND PORTFOLIO
(Funds were first received in this option during May 2006)

	2009	2008	2007	2006
Value at beginning of period	$7.26	$11.23	$10.79	$9.90
Value at end of period	$8.92	$7.26	$11.23	$10.79
Number of accumulation units outstanding at end of period	295,328	294,259	304,477	83,139

ING PIONEER HIGH YIELD PORTFOLIO
(Funds were first received in this option during May 2006)

	2009	2008	2007	2006
Value at beginning of period	$7.73	$11.08	$10.58	$10.03
Value at end of period	$12.75	$7.73	$11.08	$10.58
Number of accumulation units outstanding at end of period	279,130	137,290	146,793	45,397

ING PIONEER MID CAP VALUE PORTFOLIO
(Funds were first received in this option during May 2006)

	2009	2008	2007	2006
Value at beginning of period	$7.33	$11.07	$10.60	$10.09
Value at end of period	$9.08	$7.33	$11.07	$10.60
Number of accumulation units outstanding at end of period	1,700,068	1,820,096	2,070,299	19,747

ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO
(Funds were first received in this option during July 2009)

	2009
Value at beginning of period	$10.70
Value at end of period	$12.54
Number of accumulation units outstanding at end of period	50,519

ING RUSSELL™ LARGE CAP INDEX PORTFOLIO
(Funds were first received in this option during June 2008)

	2009	2008
Value at beginning of period	$6.63	$9.88
Value at end of period	$8.10	$6.63
Number of accumulation units outstanding at end of period	308,594	87,066

ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO
(Funds were first received in this option during July 2009)

	2009
Value at beginning of period	$10.05
Value at end of period	$11.83
Number of accumulation units outstanding at end of period	61,985

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.40									
Value at end of period	$12.82									
Number of accumulation units outstanding at end of period	80,841									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.91	$10.33								
Value at end of period	$8.18	$5.91								
Number of accumulation units outstanding at end of period	116,466	35,364								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.95	$10.32								
Value at end of period	$8.69	$6.95								
Number of accumulation units outstanding at end of period	89,805	42,015								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2001)										
Value at beginning of period	$6.25	$9.66	$8.89	$8.00	$7.42	$6.82	$4.98	$8.945	$7.835	
Value at end of period	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42	$6.82	$4.98	$8.945	
Number of accumulation units outstanding at end of period	281,665	251,417	222,962	257,895	263,602	261,280	375,296	75,689	2,339	
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617
Value at end of period	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568
Number of accumulation units outstanding at end of period	1,202,464	1,285,065	1,493,746	1,927,278	2,137,385	2,636,926	3,063,779	2,941,313	2,827,320	2,460,640
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.72	$12.07	$11.68	$10.68	$10.07					
Value at end of period	$10.53	$8.72	$12.07	$11.68	$10.68					
Number of accumulation units outstanding at end of period	928,963	847,120	740,816	317,056	48,781					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.19	$12.53	$12.13	$10.91	$10.08					
Value at end of period	$10.17	$8.19	$12.53	$12.13	$10.91					
Number of accumulation units outstanding at end of period	1,538,141	1,273,395	924,041	382,746	56,551					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.07	$12.97	$12.47	$11.07	$10.49					
Value at end of period	$10.23	$8.07	$12.97	$12.47	$11.07					
Number of accumulation units outstanding at end of period	1,094,385	753,836	524,486	270,076	20,254					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$7.95	$13.38	$12.81	$11.27	$10.40					
Value at end of period	$10.19	$7.95	$13.38	$12.81	$11.27					
Number of accumulation units outstanding at end of period	851,091	587,537	406,376	192,260	20,908					
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.64	$9.37								
Value at end of period	$9.07	$7.64								
Number of accumulation units outstanding at end of period	54,766	32,181								
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.91	$9.11								
Value at end of period	$8.49	$6.91								
Number of accumulation units outstanding at end of period	37,361	10,722								

CFI 313

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$9.34	$11.35	$10.92	$10.30	$10.15					
Value at end of period	$10.81	$9.34	$11.35	$10.92	$10.30					
Number of accumulation units outstanding at end of period	192,704	196,649	155,681	81,541	2,473					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$14.72	$19.50	$18.66	$17.44	$17.00	$15.94	$14.21	$15.039	$15.599	$15.07
Value at end of period	$17.13	$14.72	$19.50	$18.66	$17.44	$17.00	$15.94	$14.21	$15.039	$15.599
Number of accumulation units outstanding at end of period	403,276	456,136	528,594	636,203	691,462	758,576	902,310	973,538	1,083,315	1,251,618
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$13.66	$21.63	$20.86	$18.66	$17.79	$16.08	$13.09	$15.374	$17.601	$17.94
Value at end of period	$16.90	$13.66	$21.63	$20.86	$18.66	$17.79	$16.08	$13.09	$15.374	$17.601
Number of accumulation units outstanding at end of period	1,240,399	1,321,161	1,500,034	1,757,979	1,918,047	2,049,110	2,208,844	2,264,302	2,337,042	2,468,024
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$13.97	$20.34	$19.53	$17.79	$17.20	$15.80	$13.39	$14.991	$16.322	$16.458
Value at end of period	$16.81	$13.97	$20.34	$19.53	$17.79	$17.20	$15.80	$13.39	$14.991	$16.322
Number of accumulation units outstanding at end of period	998,232	1,080,870	1,218,032	1,391,338	1,574,701	1,643,994	1,738,315	1,772,984	1,945,392	2,083,593
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$9.14	$12.76	$12.38	$10.93	$10.15					
Value at end of period	$12.02	$9.14	$12.76	$12.38	$10.93					
Number of accumulation units outstanding at end of period	5,736,424	5,143,535	4,518,241	3,476,645	1,031,529					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.52	$13.39	$11.95	$11.09	$9.93					
Value at end of period	$10.87	$7.52	$13.39	$11.95	$11.09					
Number of accumulation units outstanding at end of period	8,972,501	9,772,481	11,349,582	13,974,046	16,226,700					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$11.46	$18.05	$17.74	$15.08	$14.69	$12.95	$10.75			
Value at end of period	$14.15	$11.46	$18.05	$17.74	$15.08	$14.69	$12.95			
Number of accumulation units outstanding at end of period	981,770	861,176	914,726	1,003,994	995,404	548,367	118,665			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922
Value at end of period	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643
Number of accumulation units outstanding at end of period	2,673,888	2,863,918	3,376,759	4,049,155	4,595,129	5,111,067	5,305,707	4,869,849	5,148,257	5,373,949
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.20	$6.28								
Number of accumulation units outstanding at end of period	2,683,423	2,950,264								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.66	$11.18	$11.06	$10.00						
Value at end of period	$8.70	$6.66	$11.18	$11.06						
Number of accumulation units outstanding at end of period	164,565	136,160	124,065	71,341						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$17.41	$29.26	$27.63	$23.94	$23.87	$21.41	$16.93	$24.548	$33.037	$35.48
Value at end of period	$24.89	$17.41	$29.26	$27.63	$23.94	$23.87	$21.41	$16.93	$24.548	$33.037
Number of accumulation units outstanding at end of period	800,348	863,984	1,023,020	1,196,910	1,436,355	1,737,723	2,119,819	2,219,659	2,564,561	2,778,966

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$9.98	$10.19
Value at end of period									$10.19	$10.65
Number of accumulation units outstanding at end of period									81,101	160,284
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$20.527	$19.365	$15.129	$11.22	$13.85	$15.69	$16.95	$19.17	$19.16	$11.40
Value at end of period	$19.365	$15.129	$11.22	$13.85	$15.69	$16.95	$19.17	$19.16	$11.40	$14.83
Number of accumulation units outstanding at end of period	6,451,502	5,680,341	4,963,176	4,602,681	4,099,189	3,707,990	3,259,525	2,749,283	2,251,579	2,057,276
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.91	$8.31	$10.64	$12.26	$12.53	$14.34	$13.84	$8.68
Value at end of period			$8.31	$10.64	$12.26	$12.53	$14.34	$13.84	$8.68	$11.02
Number of accumulation units outstanding at end of period			443,295	1,310,404	2,242,751	2,497,771	2,244,782	1,649,943	1,203,908	1,075,763
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period			$29.42			$9.98	$10.69	$11.89	$12.16	$9.20
Value at end of period			$23.58			$10.69	$11.89	$12.16	$9.20	$11.15
Number of accumulation units outstanding at end of period			8,399			13,027,738	11,899,870	9,628,130	7,957,358	7,021,737
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.05	$11.04	$12.65	$12.82	$8.58
Value at end of period						$11.04	$12.65	$12.82	$8.58	$10.50
Number of accumulation units outstanding at end of period						327,404	562,228	466,278	465,666	469,644
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$10.20	$10.51	$10.00	$6.64
Value at end of period							$10.51	$10.00	$6.64	$8.53
Number of accumulation units outstanding at end of period							27,396	17,324	26,420	28,219
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$24.922	$24.064	$22.646	$20.92	$23.57	$25.26	$26.93	$29.45	$32.14	$26.71
Value at end of period	$24.064	$22.646	$20.92	$23.57	$25.26	$26.93	$29.45	$32.14	$26.71	$33.21
Number of accumulation units outstanding at end of period	6,650,000	7,232,079	7,632,923	7,256,211	5,950,153	15,204	10,331	8,256	6,529	6,066
JANUS ASPEN ENTERPRISE PORTFOLIO										
Value at beginning of period	$46.64	$31.406	$18.778	$13.36	$17.83	$21.26	$23.58	$26.46	$31.89	$17.72
Value at end of period	$31.406	$18.778	$13.36	$17.83	$21.26	$23.58	$26.46	$31.89	$17.72	$25.35
Number of accumulation units outstanding at end of period	14,665,251	13,156,546	11,370,433	10,733,566	8,889,786	17,944	14,613	12,559	10,622	10,173
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
Value at beginning of period	$15.54	$16.308	$17.351	$18.93	$19.89	$20.42	$20.57	$21.18	$22.38	$23.44
Value at end of period	$16.308	$17.351	$18.93	$19.89	$20.42	$20.57	$21.18	$22.38	$23.44	$26.20
Number of accumulation units outstanding at end of period	1,096,265	1,460,675	2,165,378	1,837,861	1,416,300	5,961	4,152	3,196	3,020	1,474
JANUS ASPEN JANUS PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period										$13.76
Value at end of period										$18.53
Number of accumulation units outstanding at end of period										3,232
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$34.574	$28.796	$22.056	$16.23	$19.87	$20.56	$21.50	$25.10	$27.17	$14.85
Value at end of period	$28.796	$22.056	$16.23	$19.87	$20.56	$21.50	$25.10	$27.17	$14.85	$20.19
Number of accumulation units outstanding at end of period	16,487,772	14,623,768	12,701,306	11,057,738	8,351,236	15,176	11,015	8,091	6,444	5,389

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$9.98	$8.74	$5.30
Value at end of period								$8.74	$5.30	$7.24
Number of accumulation units outstanding at end of period								8,756	12,947	30,093
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$10.35	$7.15
Value at end of period									$7.15	$9.08
Number of accumulation units outstanding at end of period									13,495	72,170
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2001)										
Value at beginning of period		$8.112	$9.341	$8.32	$10.25	$12.56	$13.43	$14.88	$14.78	$8.85
Value at end of period		$9.341	$8.32	$10.25	$12.56	$13.43	$14.88	$14.78	$8.85	$11.07
Number of accumulation units outstanding at end of period		6,563	466,937	1,056,376	2,159,782	2,934,710	2,555,514	2,009,152	1,608,995	1,486,108
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$9.64	$10.69	$11.33	$6.84
Value at end of period							$10.69	$11.33	$6.84	$8.80
Number of accumulation units outstanding at end of period							26,098	71,654	99,707	106,032
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.69	$11.32	$12.44	$14.72	$16.85	$10.34
Value at end of period					$11.32	$12.44	$14.72	$16.85	$10.34	$14.04
Number of accumulation units outstanding at end of period					307,559	485,783	658,350	708,559	800,025	813,928
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during August 2001)										
Value at beginning of period		$13.82	$13.823		$19.45	$28.79	$40.16	$49.65	$65.63	$33.69
Value at end of period		$13.823	$15.31		$28.79	$40.16	$49.65	$65.63	$33.69	$60.46
Number of accumulation units outstanding at end of period		11	0		475,585	1,160,337	1,259,577	1,150,491	1,006,711	1,135,349
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$14.70
Value at end of period										$20.30
Number of accumulation units outstanding at end of period										5,992
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.23	$11.72	$13.32	$12.99	$7.98
Value at end of period						$11.72	$13.32	$12.99	$7.98	$10.81
Number of accumulation units outstanding at end of period						52,201	201,230	237,160	223,505	261,711
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during 2009)										
Value at beginning of period										$13.83
Value at end of period										$16.23
Number of accumulation units outstanding at end of period										1,650
PAX WORLD BALANCED FUND										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$8.51	$8.14	$9.43	$10.56	$10.99	$12.02	$12.99	$8.89
Value at end of period			$8.14	$9.43	$10.56	$10.99	$12.02	$12.99	$8.89	$10.65
Number of accumulation units outstanding at end of period			208	596	436,919	1,286,153	1,334,312	1,239,502	1,219,997	1,020,315

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$10.85	$11.82	$10.83	$10.87	$10.78	$10.05				
Value at end of period	$12.68	$10.85	$11.82	$10.83	$10.87	$10.78				
Number of accumulation units outstanding at end of period	1,515,335	1,327,095	792,441	763,468	794,168	303,706				
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.25	$12.73	$10.20							
Value at end of period	$9.06	$5.25	$12.73							
Number of accumulation units outstanding at end of period	888,247	667,484	890,313							
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$7.66	$12.00	$11.48	$10.72	$10.65	$9.68				
Value at end of period	$12.13	$7.66	$12.00	$11.48	$10.72	$10.65				
Number of accumulation units outstanding at end of period	424,205	403,226	466,382	299,696	227,325	176,478				
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.17	$9.52								
Value at end of period	$7.76	$6.17								
Number of accumulation units outstanding at end of period	88,604	54,341								
SMALLCAP WORLD FUND®										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.45	$10.22								
Value at end of period	$8.27	$5.45								
Number of accumulation units outstanding at end of period	116,361	22,554								
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$14.31	$13.63	$12.45	$11.11	$11.61	$9.86				
Value at end of period	$16.79	$14.31	$13.63	$12.45	$11.11	$11.61				
Number of accumulation units outstanding at end of period	2,445,057	2,251,199	1,766,942	1,078,607	643,749	294,872				
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.70	$9.96								
Value at end of period	$9.87	$8.70								
Number of accumulation units outstanding at end of period	196,860	82,235								
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.81	$14.63	$13.37	$12.20	$10.82	$9.80				
Value at end of period	$11.70	$8.81	$14.63	$13.37	$12.20	$10.82				
Number of accumulation units outstanding at end of period	5,228,768	4,851,610	4,415,753	4,627,282	3,419,375	1,485,899				
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.63	$10.48	$10.12							
Value at end of period	$8.33	$5.63	$10.48							
Number of accumulation units outstanding at end of period	291,124	196,246	151,589							
WANGER SELECT										
(Funds were first received in this option during June 2004)										
Value at beginning of period	$8.00	$15.90	$14.72	$12.45	$11.41	$10.12				
Value at end of period	$13.12	$8.00	$15.90	$14.72	$12.45	$11.41				
Number of accumulation units outstanding at end of period	1,197,491	1,008,917	1,121,588	625,495	202,100	71,289				

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
WANGER USA										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.82	$11.57	$12.72	$13.55	$14.10	$8.40
Value at end of period					$11.57	$12.72	$13.55	$14.10	$8.40	$11.80
Number of accumulation units outstanding at end of period					84,146	304,343	489,042	445,350	427,876	440,069
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.84	$10.82	$11.05	$12.88	$13.21	$8.72
Value at end of period					$10.82	$11.05	$12.88	$13.21	$8.72	$10.25
Number of accumulation units outstanding at end of period					1,204,531	2,104,724	2,302,633	2,070,127	1,928,972	1,879,255

TABLE 34
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS ISSUED SINCE JUNE 30, 1993 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2005	2006	2007	2008	2009
AIM V.I. CAPITAL APPRECIATION FUND					
Value at beginning of period	$9.22	$9.91	$10.40	$11.51	$6.53
Value at end of period	$9.91	$10.40	$11.51	$6.53	$7.81
Number of accumulation units outstanding at end of period	1,403	1,583	1,668	1,779	1,865
AIM V.I. CORE EQUITY FUND					
Value at beginning of period	$8.30	$8.63	$9.95	$10.62	$7.33
Value at end of period	$8.63	$9.95	$10.62	$7.33	$9.28
Number of accumulation units outstanding at end of period	726	4	4	4	4
CALVERT SOCIAL BALANCED PORTFOLIO					
Value at beginning of period	$19.81	$20.67	$22.20	$22.53	$15.28
Value at end of period	$20.67	$22.20	$22.53	$15.28	$18.90
Number of accumulation units outstanding at end of period	5,217	5,213	5,211	5,009	4,856
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
Value at beginning of period	$25.05	$28.93	$31.91	$37.06	$21.04
Value at end of period	$28.93	$31.91	$37.06	$21.04	$28.19
Number of accumulation units outstanding at end of period	5,372	6,525	6,511	5,872	4,971
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
Value at beginning of period	$21.34	$22.31	$26.48	$26.55	$15.03
Value at end of period	$22.31	$26.48	$26.55	$15.03	$19.33
Number of accumulation units outstanding at end of period	6,294	6,316	5,954	5,814	2,652
FIDELITY® VIP GROWTH PORTFOLIO					
Value at beginning of period	$17.38	$18.16	$19.17	$24.03	$12.54
Value at end of period	$18.16	$19.17	$24.03	$12.54	$15.88
Number of accumulation units outstanding at end of period	9,789	8,186	6,650	6,672	6,684
FIDELITY® VIP OVERSEAS PORTFOLIO					
Value at beginning of period	$14.96	$17.59	$20.51	$23.76	$13.18
Value at end of period	$17.59	$20.51	$23.76	$13.18	$16.47
Number of accumulation units outstanding at end of period	795	795	794	645	645
ING BALANCED PORTFOLIO					
Value at beginning of period	$23.61	$24.30	$26.39	$27.51	$19.54
Value at end of period	$24.30	$26.39	$27.51	$19.54	$23.00
Number of accumulation units outstanding at end of period	2,546	2,233	2,230	2,225	1,720

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$6.27	$10.40	$10.67		
Value at end of period	$8.09	$6.27	$10.40		
Number of accumulation units outstanding at end of period	1,191	1,499	2,100		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
Value at beginning of period	$2.94	$4.95	$4.21	$3.98	$3.60
Value at end of period	$4.44	$2.94	$4.95	$4.21	$3.98
Number of accumulation units outstanding at end of period	13	13	683	1,744	1,743
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$8.51				
Value at end of period	$12.20				
Number of accumulation units outstanding at end of period	731				
ING GLOBAL RESOURCES PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$7.84	$13.46	$9.68		
Value at end of period	$10.65	$7.84	$13.46		
Number of accumulation units outstanding at end of period	738	784	784		
ING GROWTH AND INCOME PORTFOLIO					
Value at beginning of period	$14.86	$24.13	$22.75	$20.17	$18.89
Value at end of period	$19.11	$14.86	$24.13	$22.75	$20.17
Number of accumulation units outstanding at end of period	14,411	16,274	21,870	39,238	42,661
ING INDEX PLUS LARGECAP PORTFOLIO					
Value at beginning of period	$14.03	$22.63	$21.82	$19.28	$18.53
Value at end of period	$17.07	$14.03	$22.63	$21.82	$19.28
Number of accumulation units outstanding at end of period	3,438	3,440	3,534	3,887	4,733
ING INDEX PLUS MIDCAP PORTFOLIO					
Value at beginning of period	$14.31	$23.21	$22.28	$20.62	$18.78
Value at end of period	$18.61	$14.31	$23.21	$22.28	$20.62
Number of accumulation units outstanding at end of period	572	572	1,090	1,675	1,352
ING INDEX PLUS SMALLCAP PORTFOLIO					
Value at beginning of period	$10.66	$16.25	$17.55	$15.61	$14.69
Value at end of period	$13.14	$10.66	$16.25	$17.55	$15.61
Number of accumulation units outstanding at end of period	596	596	761	761	761
ING INTERMEDIATE BOND PORTFOLIO					
Value at beginning of period	$17.09	$18.91	$18.06	$17.57	$17.25
Value at end of period	$18.83	$17.09	$18.91	$18.06	$17.57
Number of accumulation units outstanding at end of period	5,796	7,996	8,443	8,378	11,779
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$6.88				
Value at end of period	$7.47				
Number of accumulation units outstanding at end of period	17				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$11.83	$24.58	$17.97	$14.58	
Value at end of period	$20.04	$11.83	$24.58	$17.97	
Number of accumulation units outstanding at end of period	0	29	29	194	

CFI 319

	2009	2008	2007	2006	2005
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$10.90				
Value at end of period	$14.33				
Number of accumulation units outstanding at end of period	388				
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
Value at beginning of period	$10.23	$17.04	$17.54	$16.11	$14.64
Value at end of period	$13.37	$10.23	$17.04	$17.54	$16.11
Number of accumulation units outstanding at end of period	4,350	5,446	5,913	7,080	9,413
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.98	$11.12	$10.97		
Value at end of period	$8.21	$6.98	$11.12		
Number of accumulation units outstanding at end of period	1,899	2,271	3,005		
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$6.15				
Value at end of period	$8.38				
Number of accumulation units outstanding at end of period	1,027				
ING MONEY MARKET PORTFOLIO					
Value at beginning of period	$14.84	$14.64	$14.10	$13.61	$13.38
Value at end of period	$14.70	$14.84	$14.64	$14.10	$13.61
Number of accumulation units outstanding at end of period	5,817	8,306	4,749	3,533	3,534
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$8.42	$14.28	$13.57	$11.65	$10.01
Value at end of period	$11.60	$8.42	$14.28	$13.57	$11.65
Number of accumulation units outstanding at end of period	12,631	15,356	16,168	17,383	20,043
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$9.60	$11.51	$10.71	$10.01	$9.91
Value at end of period	$11.53	$9.60	$11.51	$10.71	$10.01
Number of accumulation units outstanding at end of period	2,133	2,186	2,167	2,153	2,024
ING OPPORTUNISTIC LARGECAP PORTFOLIO					
Value at beginning of period	$14.09	$22.15	$21.78	$19.01	$17.99
Value at end of period	$16.01	$14.09	$22.15	$21.78	$19.01
Number of accumulation units outstanding at end of period	840	509	643	643	644
ING PIMCO TOTAL RETURN PORTFOLIO					
Value at beginning of period	$12.51	$12.69	$11.74	$11.43	$11.34
Value at end of period	$13.91	$12.51	$12.69	$11.74	$11.43
Number of accumulation units outstanding at end of period	689	730	730	731	657
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$6.29	$9.11	$9.34		
Value at end of period	$6.99	$6.29	$9.11		
Number of accumulation units outstanding at end of period	6,657	4,887	8,042		
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$7.26	$11.23	$10.79	$9.66	
Value at end of period	$8.92	$7.26	$11.23	$10.79	
Number of accumulation units outstanding at end of period	439	439	439	440	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$7.33	$11.06	$11.35		
Value at end of period	$9.08	$7.33	$11.06		
Number of accumulation units outstanding at end of period	0	42	1,521		
ING SMALLCAP OPPORTUNITIES PORTFOLIO					
Value at beginning of period	$6.25	$9.66	$8.89	$7.99	$7.42
Value at end of period	$8.09	$6.25	$9.66	$8.89	$7.99
Number of accumulation units outstanding at end of period	126	126	126	126	127
ING SMALL COMPANY PORTFOLIO					
Value at beginning of period	$19.82	$29.11	$27.83	$24.13	$22.16
Value at end of period	$24.96	$19.82	$29.11	$27.83	$24.13
Number of accumulation units outstanding at end of period	359	14	160	232	1,103
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
Value at beginning of period	$13.65	$21.61	$20.84	$18.64	$17.77
Value at end of period	$16.88	$13.65	$21.61	$20.84	$18.64
Number of accumulation units outstanding at end of period	9	9	9	9	9
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$13.95	$19.31			
Value at end of period	$16.79	$13.95			
Number of accumulation units outstanding at end of period	365	365			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$9.13	$12.76	$12.38	$11.26	
Value at end of period	$12.02	$9.13	$12.76	$12.38	
Number of accumulation units outstanding at end of period	2,555	2,594	3,557	3,558	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$7.51	$13.38	$11.95	$11.09	$9.93
Value at end of period	$10.86	$7.51	$13.38	$11.95	$11.09
Number of accumulation units outstanding at end of period	15,069	15,263	15,273	16,106	17,945
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
Value at beginning of period	$15.14	$26.53	$24.45	$21.85	$20.84
Value at end of period	$21.37	$15.14	$26.53	$24.45	$21.85
Number of accumulation units outstanding at end of period	1,564	1,803	2,659	3,558	3,810
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$6.28	$10.20			
Value at end of period	$8.20	$6.28			
Number of accumulation units outstanding at end of period	25,250	26,257			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$6.66	$11.18	$11.20		
Value at end of period	$8.70	$6.66	$11.18		
Number of accumulation units outstanding at end of period	1,072	1,072	1,073		
ING THORNBURG VALUE PORTFOLIO					
Value at beginning of period	$14.95	$25.13	$23.74	$20.57	$20.51
Value at end of period	$21.38	$14.95	$25.13	$23.74	$20.57
Number of accumulation units outstanding at end of period	3,295	3,451	4,082	4,122	5,124
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
Value at beginning of period	$9.61	$16.15	$16.16	$14.29	$13.23
Value at end of period	$12.50	$9.61	$16.15	$16.16	$14.29
Number of accumulation units outstanding at end of period	6,926	7,248	7,994	8,230	8,558

CFI 321

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.20	$12.16	$11.89	$10.69	$9.98					
Value at end of period	$11.15	$9.20	$12.16	$11.89	$10.69					
Number of accumulation units outstanding at end of period	8,819	14,126	14,406	14,815	15,123					

TABLE 35

FOR CONTRACTS ISSUED UNDER 403(b) OR 401(a) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$11.91				
Value at end of period	$12.25				
Number of accumulation units outstanding at end of period	252				
CALVERT SOCIAL BALANCED PORTFOLIO					
Value at beginning of period	$16.90	$24.96	$24.64	$22.97	$22.05
Value at end of period	$20.88	$16.90	$24.96	$24.64	$22.97
Number of accumulation units outstanding at end of period	497	486	438	396	360
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$11.27	$19.22	$16.40	$13.65	$11.37
Value at end of period	$15.45	$11.27	$19.22	$16.40	$13.65
Number of accumulation units outstanding at end of period	2,500	2,530	2,134	2,089	2,061
EVERGREEN SPECIAL VALUES FUND					
Value at beginning of period	$14.36	$21.34	$23.55	$19.67	$18.06
Value at end of period	$18.39	$14.36	$21.34	$23.55	$19.67
Number of accumulation units outstanding at end of period	362	718	910	1,089	375
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
Value at beginning of period	$20.61	$36.36	$31.37	$28.47	$24.69
Value at end of period	$27.58	$20.61	$36.36	$31.37	$28.47
Number of accumulation units outstanding at end of period	2,305	2,826	1,724	1,536	1,211
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
Value at beginning of period	$14.73	$26.05	$26.02	$21.96	$21.03
Value at end of period	$18.91	$14.73	$26.05	$26.02	$21.96
Number of accumulation units outstanding at end of period	2,821	2,361	1,900	1,590	1,913
FIDELITY® VIP GROWTH PORTFOLIO					
Value at beginning of period	$12.28	$23.58	$18.84	$17.88	$17.14
Value at end of period	$15.54	$12.28	$23.58	$18.84	$17.88
Number of accumulation units outstanding at end of period	134	939	942	932	1,119
FIDELITY® VIP OVERSEAS PORTFOLIO					
Value at beginning of period	$12.92	$23.31	$20.16	$17.31	$14.75
Value at end of period	$16.12	$12.92	$23.31	$20.16	$17.31
Number of accumulation units outstanding at end of period	777	723	602	504	386
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
Value at beginning of period	$11.50	$17.42	$18.10	$15.69	$14.63
Value at end of period	$14.65	$11.50	$17.42	$18.10	$15.69
Number of accumulation units outstanding at end of period	368	359	272	212	154

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FUNDAMENTAL INVESTORS[SM]										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$7.86
Value at end of period										$8.01
Number of accumulation units outstanding at end of period										509
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period						$12.90	$13.72	$15.62	$14.95	$10.83
Value at end of period						$13.72	$15.62	$14.95	$10.83	$14.49
Number of accumulation units outstanding at end of period						108	108	400	108	108
ING BALANCED PORTFOLIO										
Value at beginning of period						$25.11	$25.81	$28.00	$29.14	$20.66
Value at end of period						$25.81	$28.00	$29.14	$20.66	$24.29
Number of accumulation units outstanding at end of period						403	374	431	660	629
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
Value at beginning of period								$10.66	$10.39	$6.25
Value at end of period								$10.39	$6.25	$8.05
Number of accumulation units outstanding at end of period								1,006	1,595	2,384
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period						$3.58	$3.94	$4.17	$4.89	$2.90
Value at end of period						$3.94	$4.17	$4.89	$2.90	$4.37
Number of accumulation units outstanding at end of period						2,127	2,125	2,126	2,141	2,223
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.70
Value at end of period									$6.70	$8.83
Number of accumulation units outstanding at end of period									211	211
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period							$12.37	$12.28	$9.96	$6.04
Value at end of period							$12.28	$9.96	$6.04	$8.09
Number of accumulation units outstanding at end of period							343	50	730	680
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period								$9.94	$10.21	$6.63
Value at end of period								$10.21	$6.63	$8.16
Number of accumulation units outstanding at end of period								756	757	756
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.43	$7.82
Value at end of period								$13.43	$7.82	$10.60
Number of accumulation units outstanding at end of period								42	42	42
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period						$20.12	$21.45	$24.15	$25.57	$15.73
Value at end of period						$21.45	$24.15	$25.57	$15.73	$20.20
Number of accumulation units outstanding at end of period						893	830	929	1,052	789
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period						$18.30	$19.01	$21.48	$22.24	$13.77
Value at end of period						$19.01	$21.48	$22.24	$13.77	$16.73
Number of accumulation units outstanding at end of period						25	73	94	78	74

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period						$18.59	$20.38	$21.99	$22.87	$14.08
Value at end of period						$20.38	$21.99	$22.87	$14.08	$18.29
Number of accumulation units outstanding at end of period						1,338	1,456	1,266	2,174	1,555
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$15.74	$17.32	$16.01	$10.49
Value at end of period							$17.32	$16.01	$10.49	$12.91
Number of accumulation units outstanding at end of period							908	1,178	1,558	2,016
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period						$18.76	$19.08	$19.58	$20.47	$18.47
Value at end of period						$19.08	$19.58	$20.47	$18.47	$20.32
Number of accumulation units outstanding at end of period						333	320	564	1,186	1,065
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period						$11.80	$12.73	$16.25	$18.18	$10.26
Value at end of period						$12.73	$16.25	$18.18	$10.26	$12.86
Number of accumulation units outstanding at end of period						249	311	374	470	550
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period						$13.79	$15.15	$16.48	$15.99	$9.58
Value at end of period						$15.15	$16.48	$15.99	$9.58	$12.50
Number of accumulation units outstanding at end of period						1,001	1,245	1,620	2,172	2,724
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.95	$11.09	$6.96
Value at end of period								$11.09	$6.96	$8.16
Number of accumulation units outstanding at end of period								2,412	2,411	2,109
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period						$12.36	$12.54	$13.84	$14.19	$10.86
Value at end of period						$12.54	$13.84	$14.19	$10.86	$12.63
Number of accumulation units outstanding at end of period						230	230	74	74	0
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period							$14.73	$14.70	$18.46	$11.34
Value at end of period							$14.70	$18.46	$11.34	$14.85
Number of accumulation units outstanding at end of period							288	288	288	288
ING MONEY MARKET PORTFOLIO										
Value at beginning of period						$13.68	$13.89	$14.36	$14.89	$15.08
Value at end of period						$13.89	$14.36	$14.89	$15.08	$14.91
Number of accumulation units outstanding at end of period						11,160	10,601	8,063	24,448	16,602
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.04	$11.63	$13.53	$14.22	$8.37
Value at end of period						$11.63	$13.53	$14.22	$8.37	$11.52
Number of accumulation units outstanding at end of period						3,822	3,573	1,949	2,634	2,118
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.90	$9.99	$10.68	$11.46	$9.54
Value at end of period						$9.99	$10.68	$11.46	$9.54	$11.44
Number of accumulation units outstanding at end of period						4,202	2,660	2,148	2,325	2,340
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period						$17.77	$18.76	$21.46	$21.80	$13.84
Value at end of period						$18.76	$21.46	$21.80	$13.84	$15.70
Number of accumulation units outstanding at end of period						37	67	93	129	174

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period									$12.99	$12.38
Value at end of period									$12.38	$13.75
Number of accumulation units outstanding at end of period									1,120	0
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.20
Value at end of period										$12.68
Number of accumulation units outstanding at end of period										2,143
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.33	$11.04	$7.30
Value at end of period								$11.04	$7.30	$9.03
Number of accumulation units outstanding at end of period								300	301	328
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period						$7.38	$7.94	$8.81	$9.56	$6.18
Value at end of period						$7.94	$8.81	$9.56	$6.18	$7.98
Number of accumulation units outstanding at end of period						76	68	68	68	68
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period						$21.90	$23.81	$27.43	$28.63	$19.47
Value at end of period						$23.81	$27.43	$28.63	$19.47	$24.48
Number of accumulation units outstanding at end of period						207	161	194	220	204
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period								$11.77	$12.02	$8.67
Value at end of period								$12.02	$8.67	$10.45
Number of accumulation units outstanding at end of period								2,040	2,040	2,041
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$12.63	$12.48	$8.14
Value at end of period								$12.48	$8.14	$10.09
Number of accumulation units outstanding at end of period								1,593	1,834	1,458
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period						$16.75	$17.15	$18.33	$19.12	$14.41
Value at end of period						$17.15	$18.33	$19.12	$14.41	$16.74
Number of accumulation units outstanding at end of period						23	97	192	164	221
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period						$17.52	$18.35	$20.48	$21.21	$13.37
Value at end of period						$18.35	$20.48	$21.21	$13.37	$16.51
Number of accumulation units outstanding at end of period						52	236	561	726	1,076
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period						$16.94	$17.49	$19.18	$19.94	$13.67
Value at end of period						$17.49	$19.18	$19.94	$13.67	$16.42
Number of accumulation units outstanding at end of period						110	357	530	733	978
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period							$12.27	$12.35	$12.71	$9.08
Value at end of period							$12.35	$12.71	$9.08	$11.93
Number of accumulation units outstanding at end of period							1,036	1,156	3,476	2,456

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.89	$11.08	$11.92	$13.32	$7.47
Value at end of period						$11.08	$11.92	$13.32	$7.47	$10.78
Number of accumulation units outstanding at end of period						2,001	1,691	1,793	1,926	1,269
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period						$13.78	$14.12	$16.58	$16.84	
Value at end of period						$14.12	$16.58	$16.84	$10.68	
Number of accumulation units outstanding at end of period						431	702	271	0	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period						$20.54	$21.51	$24.03	$26.03	$14.83
Value at end of period						$21.51	$24.03	$26.03	$14.83	$20.91
Number of accumulation units outstanding at end of period						1,387	1,508	1,773	1,629	1,637
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.28
Value at end of period									$6.28	$8.18
Number of accumulation units outstanding at end of period									1,445	1,718
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period										$8.59
Value at end of period										$8.65
Number of accumulation units outstanding at end of period										664
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period						$23.55	$23.59	$27.17	$28.73	$17.07
Value at end of period						$23.59	$27.17	$28.73	$17.07	$24.36
Number of accumulation units outstanding at end of period						214	273	449	694	1,059
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period						$15.39	$16.60	$18.74	$18.70	$11.11
Value at end of period						$16.60	$18.74	$18.70	$11.11	$14.43
Number of accumulation units outstanding at end of period						604	739	442	745	1,236
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$12.01	$12.46	$14.23	$13.71	$8.59
Value at end of period						$12.46	$14.23	$13.71	$8.59	$10.88
Number of accumulation units outstanding at end of period						333	333	333	333	333
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.99	$10.67	$11.86	$12.11	$9.15
Value at end of period						$10.67	$11.86	$12.11	$9.15	$11.06
Number of accumulation units outstanding at end of period						2,290	2,818	2,538	3,159	3,491
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during November 2007)										
Value at beginning of period								$16.55	$16.75	$10.27
Value at end of period								$16.75	$10.27	$13.91
Number of accumulation units outstanding at end of period								208	208	208
OPPENHEIMER DEVELOPING MARKETS FUND										
Value at beginning of period						$28.59	$39.82	$49.15	$64.86	$33.24
Value at end of period						$39.82	$49.15	$64.86	$33.24	$59.56
Number of accumulation units outstanding at end of period						160	164	155	276	196

CFI 326

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$7.93	$12.93	$14.01							
Value at end of period	$10.73	$7.93	$12.93							
Number of accumulation units outstanding at end of period	592	618	26							
PAX WORLD BALANCED FUND										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$8.77	$12.84	$11.90	$10.90	$10.24					
Value at end of period	$10.49	$8.77	$12.84	$11.90	$10.90					
Number of accumulation units outstanding at end of period	260	260	260	260	260					
PIONEER HIGH YIELD VCT PORTFOLIO										
Value at beginning of period	$7.60	$11.93	$11.43	$10.69	$10.25					
Value at end of period	$12.02	$7.60	$11.93	$11.43	$10.69					
Number of accumulation units outstanding at end of period	822	132	130	130	130					
TEMPLETON GLOBAL BOND FUND										
Value at beginning of period	$14.20	$13.55	$12.40	$11.08	$11.60					
Value at end of period	$16.64	$14.20	$13.55	$12.40	$11.08					
Number of accumulation units outstanding at end of period	19,362	19,443	18,387	18,330	17,659					
THE GROWTH FUND OF AMERICA®										
Value at beginning of period	$8.74	$14.55	$13.31	$12.17	$10.81					
Value at end of period	$11.59	$8.74	$14.55	$13.31	$12.17					
Number of accumulation units outstanding at end of period	4,614	5,571	4,467	4,579	4,060					
WANGER SELECT										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$7.94	$15.80	$16.85							
Value at end of period	$13.01	$7.94	$15.80							
Number of accumulation units outstanding at end of period	123	26	83							
WANGER USA										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.34	$14.02	$14.91							
Value at end of period	$11.69	$8.34	$14.02							
Number of accumulation units outstanding at end of period	23	23	13							
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.66	$13.13	$12.82	$11.03	$10.45					
Value at end of period	$10.16	$8.66	$13.13	$12.82	$11.03					
Number of accumulation units outstanding at end of period	2,170	3,320	2,171	2,170	2,209					

TABLE 36

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50% (INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997)
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM MID CAP CORE EQUITY FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$9.89									
Value at end of period	$12.24									
Number of accumulation units outstanding at end of period	224									

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$13.729	$12.05	$9.106	$6.79	$8.66	$9.09	$9.75	$10.21	$11.27	$6.38
Value at end of period	$12.05	$9.106	$6.79	$8.66	$9.09	$9.75	$10.21	$11.27	$6.38	$7.61
Number of accumulation units outstanding at end of period	28,018	24,468	20,848	21,152	20,528	17,708	34,535	34,913	31,229	33,237
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$11.695	$9.845	$7.483	$6.22	$7.63	$8.19	$8.49	$9.77	$10.40	$7.16
Value at end of period	$9.845	$7.483	$6.22	$7.63	$8.19	$8.49	$9.77	$10.40	$7.16	$9.05
Number of accumulation units outstanding at end of period	38,374	38,470	36,100	39,056	42,845	37,056	45,449	39,194	37,029	37,836
ALGER GREEN FUND										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$11.28
Value at end of period										$12.93
Number of accumulation units outstanding at end of period										1,349
AMANA GROWTH FUND										
(Funds were first received in this option during November 2009)										
Value at beginning of period										$11.88
Value at end of period										$12.25
Number of accumulation units outstanding at end of period										2,063
AMANA INCOME FUND										
(Funds were first received in this option during June 2009)										
Value at beginning of period										$10.45
Value at end of period										$11.99
Number of accumulation units outstanding at end of period										3,544
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during September 2009)										
Value at beginning of period										$10.44
Value at end of period										$10.68
Number of accumulation units outstanding at end of period										131
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.00	$5.55
Value at end of period									$5.55	$7.64
Number of accumulation units outstanding at end of period									546	1,269
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$22.55	$21.521	$19.727	$17.07	$20.07	$21.40	$22.27	$23.87	$24.16	$16.34
Value at end of period	$21.521	$19.727	$17.07	$20.07	$21.40	$22.27	$23.87	$24.16	$16.34	$20.17
Number of accumulation units outstanding at end of period	28,518	28,749	30,377	36,324	37,768	32,867	32,690	31,328	29,853	27,968
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during December 2009)										
Value at beginning of period										$8.05
Value at end of period										$7.91
Number of accumulation units outstanding at end of period										3
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.96	$11.43	$13.63	$16.36	$19.16	$11.22
Value at end of period					$11.43	$13.63	$16.36	$19.16	$11.22	$15.38
Number of accumulation units outstanding at end of period					3,097	14,087	46,481	63,232	68,762	76,605
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$15.99	$17.99	$19.58	$23.41	$21.20	$14.25
Value at end of period					$17.99	$19.58	$23.41	$21.20	$14.25	$18.23
Number of accumulation units outstanding at end of period					7,700	13,424	16,999	16,789	15,304	10,122

CFI 328

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$20.31	$35.87	$30.96	$28.13	$24.42	$21.47	$16.96	$18.997	$21.977	$23.889
Value at end of period	$27.15	$20.31	$35.87	$30.96	$28.13	$24.42	$21.47	$16.96	$18.997	$21.977
Number of accumulation units outstanding at end of period	190,163	203,284	221,446	254,136	253,307	222,009	185,516	159,118	156,910	157,051
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$14.66	$25.96	$25.95	$21.92	$21.02	$19.13	$14.90	$18.209	$19.45	$18.209
Value at end of period	$18.81	$14.66	$25.96	$25.95	$21.92	$21.02	$19.13	$14.90	$18.209	$19.45
Number of accumulation units outstanding at end of period	118,618	124,935	139,984	164,429	179,189	184,225	179,752	150,449	136,762	118,945
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$12.04	$23.13	$18.49	$17.57	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822
Value at end of period	$15.21	$12.04	$23.13	$18.49	$17.57	$16.86	$16.55	$12.65	$18.369	$22.646
Number of accumulation units outstanding at end of period	145,984	146,278	170,439	190,758	217,069	246,401	265,559	219,551	211,010	211,306
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$12.82	$23.15	$20.03	$17.22	$14.69	$13.12	$9.29	$11.827	$15.231	$19.112
Value at end of period	$15.97	$12.82	$23.15	$20.03	$17.22	$14.69	$13.12	$9.29	$11.827	$15.231
Number of accumulation units outstanding at end of period	28,246	26,670	35,613	35,066	34,281	33,035	25,285	18,351	15,492	13,970
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$11.43	$17.32	$18.01	$15.62	$14.58	$11.96	$9.19	$11.51		
Value at end of period	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58	$11.96	$9.19		
Number of accumulation units outstanding at end of period	19,558	23,020	28,684	38,440	37,841	22,125	7,736	3,027		
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.09	$9.16								
Value at end of period	$8.00	$6.09								
Number of accumulation units outstanding at end of period	8,213	4,246								
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period	$10.76	$14.88	$15.55	$13.68	$12.87	$10.77	$8.07	$8.44		
Value at end of period	$14.39	$10.76	$14.88	$15.55	$13.68	$12.87	$10.77	$8.07		
Number of accumulation units outstanding at end of period	11,574	11,663	11,462	9,590	10,176	14,510	6,056	1,575		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$10.75	$19.35	$16.87	$13.25	$11.66	$9.88				
Value at end of period	$12.73	$10.75	$19.35	$16.87	$13.25	$11.66				
Number of accumulation units outstanding at end of period	14,643	16,806	16,155	13,629	4,895	738				
ING BALANCED PORTFOLIO										
Value at beginning of period	$20.45	$28.88	$27.77	$25.63	$24.95	$23.15	$19.77	$22.375	$23.714	$24.00
Value at end of period	$24.02	$20.45	$28.88	$27.77	$25.63	$24.95	$23.15	$19.77	$22.375	$23.714
Number of accumulation units outstanding at end of period	106,516	124,977	157,458	187,136	234,252	270,502	265,097	277,477	304,553	317,955
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.27	$10.81	$10.07	$8.94						
Value at end of period	$8.30	$6.27	$10.81	$10.07						
Number of accumulation units outstanding at end of period	3,666	3,291	2,950	348						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40	$8.67	$8.79		
Value at end of period	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40	$8.67		
Number of accumulation units outstanding at end of period	31,396	33,410	37,415	30,624	30,959	28,782	11,562	4,599		

CFI 329

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.24	$10.38	$10.66							
Value at end of period	$8.03	$6.24	$10.38							
Number of accumulation units outstanding at end of period	89,344	97,997	118,140							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$2.88	$4.86	$4.14	$3.92	$3.56	$3.66	$2.55	$4.417	$5.821	$9.738
Value at end of period	$4.33	$2.88	$4.86	$4.14	$3.92	$3.56	$3.66	$2.55	$4.417	$5.821
Number of accumulation units outstanding at end of period	52,389	47,319	47,059	62,466	51,621	59,773	62,908	38,675	31,262	41,668
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.69	$9.74								
Value at end of period	$8.82	$6.69								
Number of accumulation units outstanding at end of period	14,010	15,005								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.03	$9.95	$12.28	$10.01						
Value at end of period	$8.07	$6.03	$9.95	$12.28						
Number of accumulation units outstanding at end of period	7,918	13,168	7,616	8,911						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.62	$10.19	$10.05	$9.03						
Value at end of period	$8.13	$6.62	$10.19	$10.05						
Number of accumulation units outstanding at end of period	1,784	1,567	816	629						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$12.39	$20.69	$20.16	$17.98	$17.56	$16.44	$12.45			
Value at end of period	$16.06	$12.39	$20.69	$20.16	$17.98	$17.56	$16.44			
Number of accumulation units outstanding at end of period	6,219	5,787	5,562	4,797	3,565	4,496	2,526			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.43	$13.42	$12.55	$11.19	$10.81					
Value at end of period	$11.15	$9.43	$13.42	$12.55	$11.19					
Number of accumulation units outstanding at end of period	5,273	5,653	3,781	2,893	1,082					
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.80	$14.68	$13.01	$11.80	$10.63					
Value at end of period	$12.06	$8.80	$14.68	$13.01	$11.80					
Number of accumulation units outstanding at end of period	12,568	12,794	12,307	13,843	4,235					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.80	$13.42	$9.68							
Value at end of period	$10.57	$7.80	$13.42							
Number of accumulation units outstanding at end of period	58,026	61,533	55,830							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$15.55	$25.32	$23.93	$21.27	$19.97	$18.70	$15.06	$20.376	$25.351	$28.902
Value at end of period	$19.96	$15.55	$25.32	$23.93	$21.27	$19.97	$18.70	$15.06	$20.376	$25.351
Number of accumulation units outstanding at end of period	440,907	498,311	566,217	629,336	733,906	825,239	863,597	920,124	1,096,214	1,314,585
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.64	$22.05	$21.31	$18.88	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887
Value at end of period	$16.55	$13.64	$22.05	$21.31	$18.88	$18.19	$16.70	$13.44	$17.381	$20.427
Number of accumulation units outstanding at end of period	111,248	116,316	130,780	147,959	164,046	188,039	186,465	162,093	152,444	146,863

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$12.403	$14.653	$14.242	$12.33	$16.09	$18.48	$20.24	$21.82	$22.67	$13.94
Value at end of period	$14.653	$14.242	$12.33	$16.09	$18.48	$20.24	$21.82	$22.67	$13.94	$18.09
Number of accumulation units outstanding at end of period	22,440	42,162	66,409	87,243	104,261	109,197	98,979	85,361	86,517	82,993
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$9.604	$10.391	$10.481	$8.96	$12.02	$14.45	$15.33	$17.18	$15.87	$10.39
Value at end of period	$10.391	$10.481	$8.96	$12.02	$14.45	$15.33	$17.18	$15.87	$10.39	$12.77
Number of accumulation units outstanding at end of period	7,534	18,943	34,822	51,117	68,874	66,580	62,443	53,523	49,131	52,131
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$13.764	$14.868	$15.926	$17.00	$17.80	$18.39	$18.68	$19.15	$20.01	$18.04
Value at end of period	$14.868	$15.926	$17.00	$17.80	$18.39	$18.68	$19.15	$20.01	$18.04	$19.82
Number of accumulation units outstanding at end of period	155,214	176,720	193,755	187,469	182,278	171,390	156,611	154,627	143,536	110,310
ING INTERNATIONAL INDEX PORTFOLIO (Funds were first received in this option during August 2009)										
Value at beginning of period										$6.86
Value at end of period										$7.44
Number of accumulation units outstanding at end of period										19,907
ING INTERNATIONAL VALUE PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period			$8.31	$7.95	$10.17	$11.76	$12.68	$16.17	$18.07	$10.19
Value at end of period			$7.95	$10.17	$11.76	$12.68	$16.17	$18.07	$10.19	$12.77
Number of accumulation units outstanding at end of period			224	7,503	12,453	18,807	24,233	27,785	26,187	24,825
ING JANUS CONTRARIAN PORTFOLIO (Funds were first received in this option during September 2008)										
Value at beginning of period									$8.75	$5.32
Value at end of period									$5.32	$7.15
Number of accumulation units outstanding at end of period									7,584	1,944
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (Funds were first received in this option during July 2005)										
Value at beginning of period						$10.99	$13.38	$17.90	$24.42	$11.72
Value at end of period						$13.38	$17.90	$24.42	$11.72	$19.81
Number of accumulation units outstanding at end of period						21,726	20,051	15,240	11,172	12,656
ING JPMORGAN MID CAP VALUE PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period			$7.83	$9.15	$11.73	$13.93	$14.89	$17.09	$17.23	$11.36
Value at end of period			$9.15	$11.73	$13.93	$14.89	$17.09	$17.23	$11.36	$14.07
Number of accumulation units outstanding at end of period			91	3,008	12,238	14,595	13,590	14,325	14,274	14,720
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (Funds were first received in this option during January 2006)										
Value at beginning of period							$12.24	$12.96	$12.55	$8.66
Value at end of period							$12.96	$12.55	$8.66	$10.86
Number of accumulation units outstanding at end of period							995	2,887	2,872	3,562
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$28.288	$19.847	$14.621	$9.32	$12.68	$13.71	$15.05	$16.35	$15.85	$9.49
Value at end of period	$19.847	$14.621	$9.32	$12.68	$13.71	$15.05	$16.35	$15.85	$9.49	$12.37
Number of accumulation units outstanding at end of period	140,183	137,851	132,853	136,528	121,537	103,669	87,340	75,213	66,834	62,521
ING LORD ABBETT AFFILIATED PORTFOLIO (Funds were first received in this option during June 2006)										
Value at beginning of period							$9.56	$10.77	$11.07	$6.94
Value at end of period							$10.77	$11.07	$6.94	$8.14
Number of accumulation units outstanding at end of period							29	126,195	104,892	92,494

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.55
Value at end of period									$6.55	$8.34
Number of accumulation units outstanding at end of period									1,518	2,560
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period							$12.41	$15.16	$18.01	$8.96
Value at end of period							$15.16	$18.01	$8.96	$12.14
Number of accumulation units outstanding at end of period							12,059	14,573	4,651	5,347
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2003)										
Value at beginning of period				$10.93	$11.74	$12.85	$13.03	$14.37	$14.72	$11.26
Value at end of period				$11.74	$12.85	$13.03	$14.37	$14.72	$11.26	$13.08
Number of accumulation units outstanding at end of period				1,047	15,704	26,688	28,084	20,313	19,831	19,215
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.67	$11.39	$14.68	$18.42	$11.30
Value at end of period						$11.39	$14.68	$18.42	$11.30	$14.78
Number of accumulation units outstanding at end of period						3,735	8,247	21,857	18,960	18,780
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period				$6.96	$9.28	$10.19	$11.08	$11.77	$14.57	$8.96
Value at end of period				$9.28	$10.19	$11.08	$11.77	$14.57	$8.96	$12.48
Number of accumulation units outstanding at end of period				6,146	6,239	5,597	5,311	4,593	9,470	9,316
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$12.829	$13.445	$13.765	$13.78	$13.70	$13.64	$13.84	$14.30	$14.81	$14.98
Value at end of period	$13.445	$13.765	$13.78	$13.70	$13.64	$13.84	$14.30	$14.81	$14.98	$14.80
Number of accumulation units outstanding at end of period	131,198	171,507	194,182	120,949	114,605	96,206	100,067	133,929	160,994	119,637
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.01	$11.62	$13.51	$14.18	$8.34
Value at end of period						$11.62	$13.51	$14.18	$8.34	$11.47
Number of accumulation units outstanding at end of period						622,569	574,315	467,344	392,661	346,067
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.88	$9.99	$10.67	$11.43	$9.51
Value at end of period						$9.99	$10.67	$11.43	$9.51	$11.39
Number of accumulation units outstanding at end of period						97,566	89,383	83,459	87,074	86,140
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$15.96	$20.412	$18.172	$13.25	$16.27	$17.65	$18.61	$21.27	$21.59	$13.69
Value at end of period	$20.412	$18.172	$13.25	$16.27	$17.65	$18.61	$21.27	$21.59	$13.69	$15.52
Number of accumulation units outstanding at end of period	12,929	23,922	31,865	35,769	33,790	31,487	28,691	24,377	19,481	46,374
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$9.99	$10.46	$11.23	$11.38	$8.69
Value at end of period						$10.46	$11.23	$11.38	$8.69	$12.78
Number of accumulation units outstanding at end of period						69	6,967	6,750	8,093	8,266
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$10.10	$10.70	$10.97	$11.27	$11.33	$11.61	$12.51	$12.30
Value at end of period			$10.70	$10.97	$11.27	$11.33	$11.61	$12.51	$12.30	$13.65
Number of accumulation units outstanding at end of period			11,498	24,561	30,623	36,567	41,378	59,982	64,255	86,084

CFI 332

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.25	$9.07	$9.31							
Value at end of period	$6.93	$6.25	$9.07							
Number of accumulation units outstanding at end of period	61,748	62,406	70,193							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$7.21	$11.18	$10.78	$10.16						
Value at end of period	$8.84	$7.21	$11.18	$10.78						
Number of accumulation units outstanding at end of period	10,260	10,544	10,326	4,749						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.68	$11.04	$10.56	$9.88						
Value at end of period	$12.64	$7.68	$11.04	$10.56						
Number of accumulation units outstanding at end of period	4,066	1,866	1,713	278						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$7.28	$11.02	$10.58	$9.31						
Value at end of period	$9.00	$7.28	$11.02	$10.58						
Number of accumulation units outstanding at end of period	49,298	48,710	64,007	456						
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.16									
Value at end of period	$12.52									
Number of accumulation units outstanding at end of period	2									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$6.37									
Value at end of period	$8.06									
Number of accumulation units outstanding at end of period	5,295									
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.05									
Value at end of period	$11.81									
Number of accumulation units outstanding at end of period	1,701									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.39									
Value at end of period	$12.80									
Number of accumulation units outstanding at end of period	1,522									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$6.12									
Value at end of period	$8.15									
Number of accumulation units outstanding at end of period	585									
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$7.01									
Value at end of period	$8.65									
Number of accumulation units outstanding at end of period	11									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$6.14	$9.51	$8.77	$7.91	$7.36	$6.78	$4.96	$5.84		
Value at end of period	$7.92	$6.14	$9.51	$8.77	$7.91	$7.36	$6.78	$4.96		
Number of accumulation units outstanding at end of period	4,983	5,565	6,905	6,022	11,479	8,596	10,397	70		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.26	$28.36	$27.19	$23.63	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497
Value at end of period	$24.20	$19.26	$28.36	$27.19	$23.63	$21.75	$19.30	$14.25	$18.845	$18.396
Number of accumulation units outstanding at end of period	36,207	40,305	46,498	54,303	54,198	58,199	63,826	54,716	44,050	40,696
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$8.64	$11.99	$11.64	$10.66	$10.31					
Value at end of period	$10.41	$8.64	$11.99	$11.64	$10.66					
Number of accumulation units outstanding at end of period	61,392	44,341	15,990	9,031	215					
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$8.11	$12.45	$12.08	$10.89	$10.56					
Value at end of period	$10.05	$8.11	$12.45	$12.08	$10.89					
Number of accumulation units outstanding at end of period	53,746	40,147	25,632	7,127	352					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$7.99	$12.88	$12.42	$11.05	$10.67					
Value at end of period	$10.11	$7.99	$12.88	$12.42	$11.05					
Number of accumulation units outstanding at end of period	63,080	54,863	34,808	1,702	1,592					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$7.88	$13.29	$12.76	$11.26	$11.02					
Value at end of period	$10.08	$7.88	$13.29	$12.76	$11.26					
Number of accumulation units outstanding at end of period	34,042	24,996	14,185	6,473	42					
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$7.15									
Value at end of period	$9.04									
Number of accumulation units outstanding at end of period	505									
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$6.30									
Value at end of period	$8.45									
Number of accumulation units outstanding at end of period	332									
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$9.26	$11.28	$10.88	$10.29	$10.11					
Value at end of period	$10.69	$9.26	$11.28	$10.88	$10.29					
Number of accumulation units outstanding at end of period	601	1,113	1,565	1,883	14					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$14.29	$18.98	$18.21	$17.06	$16.68	$15.68	$14.00	$14.862	$15.454	$14.967
Value at end of period	$16.60	$14.29	$18.98	$18.21	$17.06	$16.68	$15.68	$14.00	$14.862	$15.454
Number of accumulation units outstanding at end of period	13,842	16,069	20,595	17,522	18,024	17,194	18,307	18,117	19,581	17,583
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$13.27	$21.06	$20.35	$18.25	$17.45	$15.81	$12.91	$15.194	$17.437	$17.818
Value at end of period	$16.37	$13.27	$21.06	$20.35	$18.25	$17.45	$15.81	$12.91	$15.194	$17.437
Number of accumulation units outstanding at end of period	33,404	39,316	32,354	33,504	37,572	37,623	40,616	39,075	36,845	37,681

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$13.56	$19.80	$19.06	$17.40	$16.87	$15.54	$13.20	$14.814	$16.17	$16.346
Value at end of period	$16.28	$13.56	$19.80	$19.06	$17.40	$16.87	$15.54	$13.20	$14.814	$16.17
Number of accumulation units outstanding at end of period	23,002	23,548	25,398	29,784	30,819	39,291	35,932	32,472	34,726	32,973
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.05	$12.68	$12.33	$10.91	$10.41					
Value at end of period	$11.88	$9.05	$12.68	$12.33	$10.91					
Number of accumulation units outstanding at end of period	85,522	91,305	80,976	44,303	23,802					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.44	$13.29	$11.90	$11.07	$9.93					
Value at end of period	$10.73	$7.44	$13.29	$11.90	$11.07					
Number of accumulation units outstanding at end of period	200,139	220,931	260,788	321,464	373,538					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$11.30	$17.84	$17.57	$14.98	$14.63	$12.93	$11.12			
Value at end of period	$13.92	$11.30	$17.84	$17.57	$14.98	$14.63	$12.93			
Number of accumulation units outstanding at end of period	22,963	17,138	15,775	20,094	15,678	8,750	2,862			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.41	$25.32	$23.39	$20.95	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773
Value at end of period	$20.30	$14.41	$25.32	$23.39	$20.95	$20.03	$18.48	$14.33	$18.964	$21.443
Number of accumulation units outstanding at end of period	89,105	104,430	103,163	116,941	116,588	113,758	111,932	98,320	91,527	91,561
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.27	$10.20								
Value at end of period	$8.17	$6.27								
Number of accumulation units outstanding at end of period	77,908	86,035								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$6.62	$11.14	$11.04	$9.48						
Value at end of period	$8.62	$6.62	$11.14	$11.04						
Number of accumulation units outstanding at end of period	10,844	1,768	1,258	1,709						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$16.91	$28.48	$26.97	$23.43	$23.41	$21.06	$16.69	$24.26	$32.731	$35.239
Value at end of period	$24.11	$16.91	$28.48	$26.97	$23.43	$23.41	$21.06	$16.69	$24.26	$32.731
Number of accumulation units outstanding at end of period	18,034	19,684	22,339	25,118	29,066	32,749	34,926	38,660	44,604	41,529
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$10.17	$9.91								
Value at end of period	$10.61	$10.17								
Number of accumulation units outstanding at end of period	860	768								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$11.07	$18.65	$18.71	$16.59	$15.39	$13.62	$11.06	$14.951	$19.185	$20.388
Value at end of period	$14.37	$11.07	$18.65	$18.71	$16.59	$15.39	$13.62	$11.06	$14.951	$19.185
Number of accumulation units outstanding at end of period	57,646	63,479	73,846	78,043	89,250	99,014	105,875	108,074	120,475	131,412
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$8.54	$13.64	$14.17	$12.42	$12.18	$10.59	$8.29	$8.47		
Value at end of period	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18	$10.59	$8.29		
Number of accumulation units outstanding at end of period	27,632	29,782	30,100	25,347	30,415	23,542	9,550	5,241		

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.97	$10.66	$11.84	$12.07	$9.11
Value at end of period						$10.66	$11.84	$12.07	$9.11	$11.01
Number of accumulation units outstanding at end of period						313,107	278,531	242,607	213,576	181,973
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.36	$11.02	$12.60	$12.73	$8.50
Value at end of period						$11.02	$12.60	$12.73	$8.50	$10.38
Number of accumulation units outstanding at end of period						10,201	15,081	17,066	13,809	13,205
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$9.83	$10.49	$9.95	$6.59
Value at end of period							$10.49	$9.95	$6.59	$8.45
Number of accumulation units outstanding at end of period							2	177	219	245
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$5.15
Value at end of period										$7.19
Number of accumulation units outstanding at end of period										1,327
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.40	$7.14
Value at end of period									$7.14	$9.04
Number of accumulation units outstanding at end of period									178	1,619
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$9.65	$8.29	$10.19	$12.45	$13.28	$14.68	$14.54	$8.69
Value at end of period			$8.29	$10.19	$12.45	$13.28	$14.68	$14.54	$8.69	$10.84
Number of accumulation units outstanding at end of period			4,669	19,300	45,281	66,220	58,775	48,896	48,956	44,447
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$9.52	$10.68	$11.28	$6.79
Value at end of period							$10.68	$11.28	$6.79	$8.72
Number of accumulation units outstanding at end of period							148	2,113	5,860	8,633
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.31	$11.30	$12.38	$14.62	$16.70	$10.22
Value at end of period					$11.30	$12.38	$14.62	$16.70	$10.22	$13.84
Number of accumulation units outstanding at end of period					473	2,419	4,948	6,895	10,323	10,863
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$20.88	$28.48	$39.62	$48.87	$64.43	$32.99
Value at end of period					$28.48	$39.62	$48.87	$64.43	$32.99	$59.05
Number of accumulation units outstanding at end of period					7,721	18,762	24,696	26,634	21,659	22,260
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period						$10.43	$11.70	$13.26	$12.90	$7.90
Value at end of period						$11.70	$13.26	$12.90	$7.90	$10.68
Number of accumulation units outstanding at end of period						6,586	5,862	11,562	7,287	7,392

CFI 336

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PAX WORLD BALANCED FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.52	$10.45	$10.85	$11.83	$12.75	$8.70
Value at end of period					$10.45	$10.85	$11.83	$12.75	$8.70	$10.40
Number of accumulation units outstanding at end of period					3,351	13,588	21,999	18,649	26,905	30,871
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.24	$10.76	$10.83	$10.75	$11.71	$10.72
Value at end of period					$10.76	$10.83	$10.75	$11.71	$10.72	$12.50
Number of accumulation units outstanding at end of period					13,498	18,534	21,794	13,115	32,595	41,522
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.88	$12.71	$5.23
Value at end of period								$12.71	$5.23	$9.00
Number of accumulation units outstanding at end of period								14,055	11,170	21,320
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$9.93	$10.63	$10.67	$11.41	$11.89	$7.57
Value at end of period					$10.63	$10.67	$11.41	$11.89	$7.57	$11.96
Number of accumulation units outstanding at end of period					4,159	8,195	13,396	21,020	21,335	24,190
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.71	$6.16
Value at end of period									$6.16	$7.73
Number of accumulation units outstanding at end of period									7,267	2,691
SMALLCAP WORLD FUND®										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.04	$5.44
Value at end of period									$5.44	$8.23
Number of accumulation units outstanding at end of period									465	626
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2004)										
Value at beginning of period					$10.10	$11.59	$11.07	$12.37	$13.50	$14.14
Value at end of period					$11.59	$11.07	$12.37	$13.50	$14.14	$16.56
Number of accumulation units outstanding at end of period					5,198	13,006	23,582	38,401	61,335	65,786
THE BOND FUND OF AMERICA^{SM}										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.68	$8.68
Value at end of period									$8.68	$9.82
Number of accumulation units outstanding at end of period									337	693
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2004)										
Value at beginning of period					$9.78	$10.80	$12.15	$13.28	$14.50	$8.70
Value at end of period					$10.80	$12.15	$13.28	$14.50	$8.70	$11.53
Number of accumulation units outstanding at end of period					17,915	42,601	77,637	79,524	75,409	78,359
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$10.22	$10.46	$5.61
Value at end of period								$10.46	$5.61	$8.27
Number of accumulation units outstanding at end of period								1,414	4,365	6,155

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$7.90	$15.75	$14.62	$12.40	$11.39	$9.90				
Value at end of period	$12.94	$7.90	$15.75	$14.62	$12.40	$11.39				
Number of accumulation units outstanding at end of period	22,139	17,240	26,086	10,084	4,003	1,901				
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.30	$13.97	$13.46	$12.66	$11.55	$9.90				
Value at end of period	$11.63	$8.30	$13.97	$13.46	$12.66	$11.55				
Number of accumulation units outstanding at end of period	12,176	13,763	12,977	14,851	8,400	744				
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$8.62	$13.09	$12.79	$11.01	$10.80	$9.83				
Value at end of period	$10.11	$8.62	$13.09	$12.79	$11.01	$10.80				
Number of accumulation units outstanding at end of period	34,698	40,290	39,026	41,361	30,714	17,631				

TABLE 37
FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
Value at beginning of period	$6.54	$11.52	$10.41	$9.92	$9.23	$8.76	$6.85	$9.172	$12.106	$13.759
Value at end of period	$7.82	$6.54	$11.52	$10.41	$9.92	$9.23	$8.76	$6.85	$9.172	$12.106
Number of accumulation units outstanding at end of period	1,442	818	651	559	19	939	817	715	3,533	3,771
AIM V.I. CORE EQUITY FUND										
Value at beginning of period	$7.34	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28	$7.537	$9.891	$11.721
Value at end of period	$9.30	$7.34	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28	$7.537	$9.891
Number of accumulation units outstanding at end of period	2,182	2,183	4,733	4,949	2,659	2,774	6,715	6,973	12,096	13,778
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$16.83	$24.82	$24.46	$22.77	$21.82	$20.41	$17.32	$19.962	$21.722	$22.705
Value at end of period	$20.83	$16.83	$24.82	$24.46	$22.77	$21.82	$20.41	$17.32	$19.962	$21.722
Number of accumulation units outstanding at end of period	500	511	653	668	684	701	718	792	803	969
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$11.44	$19.49	$16.58	$13.75	$11.47	$10.97				
Value at end of period	$15.72	$11.44	$19.49	$16.58	$13.75	$11.47				
Number of accumulation units outstanding at end of period	604	604	3,426	1,424	5,456	5,731				
EVERGREEN SPECIAL VALUES FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$14.55	$21.59	$23.79	$19.84	$18.19	$16.39				
Value at end of period	$18.66	$14.55	$21.59	$23.79	$19.84	$18.19				
Number of accumulation units outstanding at end of period	407	407	1,713	3,490	1,867	1,248				
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$20.92	$36.84	$31.73	$28.76	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053
Value at end of period	$28.03	$20.92	$36.84	$31.73	$28.76	$24.90	$21.83	$17.21	$19.223	$22.182
Number of accumulation units outstanding at end of period	18,043	17,803	30,851	27,819	26,464	25,722	26,962	22,723	15,976	34,734
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.10	$26.66	$26.59	$22.40	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334
Value at end of period	$19.42	$15.10	$26.66	$26.59	$22.40	$21.43	$19.45	$15.11	$18.426	$19.632
Number of accumulation units outstanding at end of period	2,551	2,552	8,432	10,083	12,633	13,040	17,326	20,155	10,111	33,029

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999
Value at end of period	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858
Number of accumulation units outstanding at end of period	2,889	2,773	4,217	8,135	8,863	13,944	29,175	44,288	47,724	62,729
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.20	$23.78	$20.53	$17.60	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243
Value at end of period	$16.49	$13.20	$23.78	$20.53	$17.60	$14.97	$13.34	$9.42	$11.968	$15.374
Number of accumulation units outstanding at end of period	1,750	1,750	2,052	2,218	2,817	6,644	4,453	1,125	1,364	2,771
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$11.64	$17.60	$18.25	$15.80	$14.71	$12.33				
Value at end of period	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71				
Number of accumulation units outstanding at end of period	2,293	2,178	3,473	6,456	9,188	4,340				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81	$10.08			
Value at end of period	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81			
Number of accumulation units outstanding at end of period	3,513	3,614	5,097	5,192	5,294	4,015	1,910			
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.96	$19.68	$17.09	$13.36	$11.65					
Value at end of period	$13.01	$10.96	$19.68	$17.09	$13.36					
Number of accumulation units outstanding at end of period	5,588	5,451	4,670	4,617	592					
ING BALANCED PORTFOLIO										
Value at beginning of period	$21.68	$30.46	$29.14	$26.76	$25.93	$23.93	$20.34	$22.902	$24.15	$24.529
Value at end of period	$25.59	$21.68	$30.46	$29.14	$26.76	$25.93	$23.93	$20.34	$22.902	$24.15
Number of accumulation units outstanding at end of period	67,836	95,222	117,538	135,888	161,312	182,702	205,420	239,236	266,176	291,348
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45	$10.62			
Value at end of period	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45			
Number of accumulation units outstanding at end of period	3,059	2,886	3,079	2,718	2,510	2,517	1,067			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.28	$10.41	$10.67							
Value at end of period	$8.09	$6.28	$10.41							
Number of accumulation units outstanding at end of period	2,671	2,582	2,834							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$3.00	$5.04	$4.28	$4.03	$3.65	$3.73	$2.59	$4.454	$5.841	$9.365
Value at end of period	$4.52	$3.00	$5.04	$4.28	$4.03	$3.65	$3.73	$2.59	$4.454	$5.841
Number of accumulation units outstanding at end of period	4,410	4,209	5,169	5,139	4,731	6,079	13,255	6,770	24,538	22,438
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.70	$9.74								
Value at end of period	$8.85	$6.70								
Number of accumulation units outstanding at end of period	1,552	1,552								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$6.07	$9.99	$12.30	$11.16						
Value at end of period	$8.14	$6.07	$9.99	$12.30						
Number of accumulation units outstanding at end of period	0	14	2,030	4,407						

CFI 339

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING DAVIS NEW YORK VENTURE PORTFOLIO (Funds were first received in this option during August 2003)										
Value at beginning of period	$12.61	$21.01	$20.42	$18.16	$17.70	$16.53	$14.68			
Value at end of period	$16.39	$12.61	$21.01	$20.42	$18.16	$17.70	$16.53			
Number of accumulation units outstanding at end of period	1,278	1,374	1,477	1,571	2,347	2,518	3,088			
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (Funds were first received in this option during April 2007)										
Value at beginning of period		$14.77	$13.93							
Value at end of period		$8.88	$14.77							
Number of accumulation units outstanding at end of period		0	1,341							
ING GLOBAL RESOURCES PORTFOLIO (Funds were first received in this option during January 2007)										
Value at beginning of period	$7.85	$13.47	$9.69							
Value at end of period	$10.66	$7.85	$13.47							
Number of accumulation units outstanding at end of period	3,363	3,222	14,926							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$16.49	$26.70	$25.11	$22.21	$20.74	$19.33	$15.49	$20.855	$25.817	$29.287
Value at end of period	$21.26	$16.49	$26.70	$25.11	$22.21	$20.74	$19.33	$15.49	$20.855	$25.817
Number of accumulation units outstanding at end of period	1,184,071	1,284,630	1,576,693	1,838,625	2,114,387	2,484,960	2,901,193	3,285,323	3,760,768	4,335,996
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.21	$22.89	$22.05	$19.46	$18.68	$17.09	$13.71	$17.668	$20.692	$23.103
Value at end of period	$17.30	$14.21	$22.89	$22.05	$19.46	$18.68	$17.09	$13.71	$17.668	$20.692
Number of accumulation units outstanding at end of period	22,769	21,308	37,224	50,559	60,481	79,076	70,966	70,072	70,818	90,741
ING INDEX PLUS MIDCAP PORTFOLIO (Funds were first received in this option during February 2000)										
Value at beginning of period	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751	$12.475
Value at end of period	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48	$14.374	$14.751
Number of accumulation units outstanding at end of period	4,811	4,592	6,975	12,982	18,126	21,963	16,748	14,861	7,620	6,140
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645
Value at end of period	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07	$10.579	$10.461
Number of accumulation units outstanding at end of period	71	358	2,129	7,602	10,465	20,764	12,551	12,354	12,866	66
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.90	$20.88	$19.91	$19.34	$18.96	$18.28	$17.39	$16.226	$15.087	$13.912
Value at end of period	$20.85	$18.90	$20.88	$19.91	$19.34	$18.96	$18.28	$17.39	$16.226	$15.087
Number of accumulation units outstanding at end of period	110,735	112,092	125,893	155,702	173,477	202,445	208,942	243,240	259,850	264,385
ING INTERNATIONAL VALUE PORTFOLIO (Funds were first received in this option during November 2004)										
Value at beginning of period	$10.38	$18.36	$16.39	$12.82	$11.87	$11.43				
Value at end of period	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87				
Number of accumulation units outstanding at end of period	640	649	288	3,697	6,523	2,462				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (Funds were first received in this option during October 2005)										
Value at beginning of period	$11.83	$24.58	$17.98	$13.40	$11.85					
Value at end of period	$20.05	$11.83	$24.58	$17.98	$13.40					
Number of accumulation units outstanding at end of period	830	830	1,421	745	793					
ING JPMORGAN MID CAP VALUE PORTFOLIO (Funds were first received in this option during September 2003)										
Value at beginning of period		$17.47	$17.29	$15.03	$14.02	$11.78	$10.85			
Value at end of period		$11.56	$17.47	$17.29	$15.03	$14.02	$11.78			
Number of accumulation units outstanding at end of period		0	1,384	1,333	2,454	3,911	2,454			

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$9.77	$16.28	$16.76	$15.38	$13.98	$12.90	$9.45	$14.795	$20.033	$28.481
Value at end of period	$12.77	$9.77	$16.28	$16.76	$15.38	$13.98	$12.90	$9.45	$14.795	$20.033
Number of accumulation units outstanding at end of period	1,982	2,008	2,202	5,817	5,997	8,385	16,316	10,029	12,608	14,666
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.99	$11.12	$10.97							
Value at end of period	$8.21	$6.99	$11.12							
Number of accumulation units outstanding at end of period	542	418	10,749							
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$18.13	$15.63							
Value at end of period		$9.04	$18.13							
Number of accumulation units outstanding at end of period		0	28							
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29	$10.79			
Value at end of period	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29			
Number of accumulation units outstanding at end of period	4,399	4,675	4,971	9,398	8,976	9,262	12,943			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$11.41	$18.54	$14.74	$12.73						
Value at end of period	$14.96	$11.41	$18.54	$14.74						
Number of accumulation units outstanding at end of period	1,371	1,270	2,742	1,381						
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.42	$15.21	$14.65	$14.14	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917
Value at end of period	$15.28	$15.42	$15.21	$14.65	$14.14	$13.90	$13.93	$13.98	$13.929	$13.571
Number of accumulation units outstanding at end of period	132,438	133,856	158,695	167,741	183,325	206,475	254,937	317,922	391,787	442,560
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.42	$14.29	$13.57	$11.65	$10.04					
Value at end of period	$11.61	$8.42	$14.29	$13.57	$11.65					
Number of accumulation units outstanding at end of period	36,405	35,468	53,174	62,549	107,581					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.60	$11.51	$10.72	$10.01	$9.89					
Value at end of period	$11.53	$9.60	$11.51	$10.72	$10.01					
Number of accumulation units outstanding at end of period	16,991	16,996	21,137	10,310	10,313					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$14.10	$22.17	$21.80	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602	$18.93
Value at end of period	$16.03	$14.10	$22.17	$21.80	$19.02	$18.00	$16.54	$13.44	$18.388	$20.602
Number of accumulation units outstanding at end of period	3,509	807	1,662	4,428	4,414	9,238	13,046	20,736	18,333	8,383
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$8.79									
Value at end of period	$12.93									
Number of accumulation units outstanding at end of period	341									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01	$10.72	$10.57		
Value at end of period	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01	$10.72		
Number of accumulation units outstanding at end of period	1,972	1,668	2,751	3,487	3,418	2,755	3,555	1,114		

CFI 341

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.29	$9.11	$9.34							
Value at end of period	$7.00	$6.29	$9.11							
Number of accumulation units outstanding at end of period	24,554	23,483	23,505							
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.26	$11.23	$11.17							
Value at end of period	$8.92	$7.26	$11.23							
Number of accumulation units outstanding at end of period	2,399	2,349	2,204							
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.00									
Value at end of period	$12.75									
Number of accumulation units outstanding at end of period	191									
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.33	$11.07	$11.35							
Value at end of period	$9.08	$7.33	$11.07							
Number of accumulation units outstanding at end of period	725	1,717	3,774							
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.41									
Value at end of period	$12.84									
Number of accumulation units outstanding at end of period	3,357									
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568	$17.617
Value at end of period	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63	$14.46	$19.07	$18.568
Number of accumulation units outstanding at end of period	4,114	3,985	3,933	4,383	6,275	8,472	10,494	10,407	10,912	9,443
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$8.24		$11.68	$11.65						
Value at end of period	$10.53		$12.07	$11.68						
Number of accumulation units outstanding at end of period	364		0	12,433						
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period		$12.53	$12.13	$11.52						
Value at end of period		$8.19	$12.53	$12.13						
Number of accumulation units outstanding at end of period		0	122	10,608						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$15.33	$20.23	$19.30	$17.97	$17.46	$16.32	$14.49	$15.281	$15.795	$15.206
Value at end of period	$17.90	$15.33	$20.23	$19.30	$17.97	$17.46	$16.32	$14.49	$15.281	$15.795
Number of accumulation units outstanding at end of period	12,250	12,347	11,771	12,396	13,009	13,824	16,709	18,001	19,598	20,947
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$9.14	$12.76	$12.38	$10.93	$10.78					
Value at end of period	$12.02	$9.14	$12.76	$12.38	$10.93					
Number of accumulation units outstanding at end of period	14,609	13,659	5,073	1,070	868					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.52	$13.39	$11.95	$11.09	$9.89					
Value at end of period	$10.87	$7.52	$13.39	$11.95	$11.09					
Number of accumulation units outstanding at end of period	16,042	14,496	16,111	17,772	18,705					

CFI 342

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO (Funds were first received in this option during March 2004)										
Value at beginning of period	$10.78	$16.97	$16.68	$14.18	$13.81	$12.31				
Value at end of period	$13.30	$10.78	$16.97	$16.68	$14.18	$13.81				
Number of accumulation units outstanding at end of period	1,072	1,072	1,072	6,370	7,279	10,506				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922
Value at end of period	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643
Number of accumulation units outstanding at end of period	10,111	9,893	10,725	16,011	19,716	18,169	24,998	18,710	17,503	20,218
ING TEMPLETON FOREIGN EQUITY PORTFOLIO (Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.20	$6.28								
Number of accumulation units outstanding at end of period	895	860								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S) (Funds were first received in this option during August 2006)										
Value at beginning of period		$11.18	$11.06	$9.77						
Value at end of period		$6.66	$11.18	$11.06						
Number of accumulation units outstanding at end of period		0	1,344	1,350						
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$17.41	$29.26	$27.63	$23.94	$23.87	$21.41	$16.93	$24.548	$33.037	$35.48
Value at end of period	$24.89	$17.41	$29.26	$27.63	$23.94	$23.87	$21.41	$16.93	$24.548	$33.037
Number of accumulation units outstanding at end of period	181	181	626	569	1,184	4,325	2,168	2,694	4,222	9,109
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$11.40	$19.16	$19.17	$16.95	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527
Value at end of period	$14.83	$11.40	$19.16	$19.17	$16.95	$15.69	$13.85	$11.22	$15.129	$19.365
Number of accumulation units outstanding at end of period	31,467	23,027	36,218	41,846	55,379	83,121	93,468	90,559	99,038	101,085
ING VAN KAMPEN COMSTOCK PORTFOLIO (Funds were first received in this option during July 2002)										
Value at beginning of period	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64	$8.31	$7.79		
Value at end of period	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64	$8.31		
Number of accumulation units outstanding at end of period	1,326	1,426	9,539	11,328	11,568	9,860	4,429	2,891		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Funds were first received in this option during April 2005)										
Value at beginning of period	$9.20	$12.16	$11.89	$10.69	$9.81					
Value at end of period	$11.15	$9.20	$12.16	$11.89	$10.69					
Number of accumulation units outstanding at end of period	1,204	1,106	7,240	7,473	10,255					
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during October 2005)										
Value at beginning of period		$12.82	$12.65	$11.04	$10.61					
Value at end of period		$8.58	$12.82	$12.65	$11.04					
Number of accumulation units outstanding at end of period		0	2,772	2,773	2,774					
JANUS ASPEN BALANCED PORTFOLIO										
Value at beginning of period	$26.71	$32.14	$29.45	$26.93	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922
Value at end of period	$33.21	$26.71	$32.14	$29.45	$26.93	$25.26	$23.57	$20.92	$22.646	$24.064
Number of accumulation units outstanding at end of period	367	367	367	367	367	5,993	15,246	19,824	27,093	41,858
JANUS ASPEN ENTERPRISE PORTFOLIO										
Value at beginning of period	$17.72	$31.89	$26.46	$23.58	$21.26	$17.83	$13.36	$18.778	$31.406	$46.64
Value at end of period	$25.35	$17.72	$31.89	$26.46	$23.58	$21.26	$17.83	$13.36	$18.778	$31.406
Number of accumulation units outstanding at end of period	417	234	89	79	45	27,191	45,263	46,615	53,202	74,586
JANUS ASPEN WORLDWIDE PORTFOLIO										
Value at beginning of period	$14.85	$27.17	$25.10	$21.50	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574
Value at end of period	$20.19	$14.85	$27.17	$25.10	$21.50	$20.56	$19.87	$16.23	$22.056	$28.796
Number of accumulation units outstanding at end of period	829	606	427	411	374	36,361	55,481	61,469	63,484	101,799

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$9.48	$10.25	$12.56	$13.43	$14.88	$14.78	$8.85
Value at end of period				$10.25	$12.56	$13.43	$14.88	$14.78	$8.85	$11.07
Number of accumulation units outstanding at end of period				2,029	3,638	7,018	3,085	3,157	3,046	2,940
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during December 2004)										
Value at beginning of period					$11.31	$11.34	$12.49	$14.82	$16.99	$10.42
Value at end of period					$11.34	$12.49	$14.82	$16.99	$10.42	$14.15
Number of accumulation units outstanding at end of period					14	14	14	3,518	2,794	2,793
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$24.44	$28.79	$40.16	$49.65	$65.63	$33.69
Value at end of period					$28.79	$40.16	$49.65	$65.63	$33.69	$60.46
Number of accumulation units outstanding at end of period					2,971	6,275	6,855	7,226	3,422	4,768
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during November 2006)										
Value at beginning of period							$12.71	$13.32	$12.99	
Value at end of period							$13.32	$12.99	$7.98	
Number of accumulation units outstanding at end of period							1,715	3,127	0	
PAX WORLD BALANCED FUND										
(Funds were first received in this option during September 2004)										
Value at beginning of period					$9.64	$10.56	$10.99	$12.02	$12.99	$8.89
Value at end of period					$10.56	$10.99	$12.02	$12.99	$8.89	$10.65
Number of accumulation units outstanding at end of period					2,773	2,641	2,514	2,382	1,007	1,007
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$11.06	$10.93
Value at end of period									$10.93	$12.78
Number of accumulation units outstanding at end of period									1,444	1,443
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.43	$12.73	$5.26
Value at end of period								$12.73	$5.26	$9.06
Number of accumulation units outstanding at end of period								4,587	1,417	1,113
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$11.43	$11.16	$12.53	$13.74	$14.42
Value at end of period						$11.16	$12.53	$13.74	$14.42	$16.92
Number of accumulation units outstanding at end of period						1,129	1,513	4,054	4,982	4,221
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2004)										
Value at beginning of period					$10.07	$10.83	$12.25	$13.45	$14.75	$8.87
Value at end of period					$10.83	$12.25	$13.45	$14.75	$8.87	$11.79
Number of accumulation units outstanding at end of period					9,089	19,192	25,787	28,437	27,173	27,640
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$10.10	$10.48	$5.63
Value at end of period								$10.48	$5.63	$8.33
Number of accumulation units outstanding at end of period								991	991	990

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$8.06	$16.02	$14.81	$12.50	$11.43	$11.07				
Value at end of period	$13.23	$8.06	$16.02	$14.81	$12.50	$11.43				
Number of accumulation units outstanding at end of period	8	8	5,211	2,558	15	467				
WANGER USA										
(Funds were first received in this option during November 2004)										
Value at beginning of period			$13.64	$12.77	$11.59	$11.26				
Value at end of period			$14.21	$13.64	$12.77	$11.59				
Number of accumulation units outstanding at end of period			0	73	0	355				
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$8.79	$13.31	$12.96	$11.10	$10.83	$10.11				
Value at end of period	$10.33	$8.79	$13.31	$12.96	$11.10	$10.83				
Number of accumulation units outstanding at end of period	12,732	12,503	15,940	32,563	29,566	8,340				

TABLE 38

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JANUARY 4, 2005
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004
AIM V.I. CAPITAL APPRECIATION FUND						
Value at beginning of period	$7.11	$12.37	$11.05	$10.39	$9.55	$8.98
Value at end of period	$8.61	$7.11	$12.37	$11.05	$10.39	$9.55
Number of accumulation units outstanding at end of period	3,729	6,265	6,486	4,304	8,809	16
AIM V.I. CORE EQUITY FUND						
Value at beginning of period	$7.98	$11.42	$10.57	$9.05	$8.60	$7.91
Value at end of period	$10.23	$7.98	$11.42	$10.57	$9.05	$8.60
Number of accumulation units outstanding at end of period	16,017	15,072	13,869	13,665	12,057	18
CALVERT SOCIAL BALANCED PORTFOLIO						
Value at beginning of period	$18.48	$26.93	$26.21	$24.09	$22.81	$21.12
Value at end of period	$23.17	$18.48	$26.93	$26.21	$24.09	$22.81
Number of accumulation units outstanding at end of period	5,401	6,590	4,684	6,748	6,049	4
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
Value at beginning of period	$22.98	$39.98	$34.00	$30.43	$26.02	$22.60
Value at end of period	$31.15	$22.98	$39.98	$34.00	$30.43	$26.02
Number of accumulation units outstanding at end of period	228,041	243,165	241,468	222,882	186,639	113
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
Value at beginning of period	$16.59	$28.93	$28.49	$23.71	$22.39	$20.13
Value at end of period	$21.58	$16.59	$28.93	$28.49	$23.71	$22.39
Number of accumulation units outstanding at end of period	123,950	134,257	123,934	116,517	99,937	64
FIDELITY® VIP GROWTH PORTFOLIO						
Value at beginning of period	$13.62	$25.78	$20.31	$19.00	$17.96	$17.42
Value at end of period	$17.45	$13.62	$25.78	$20.31	$19.00	$17.96
Number of accumulation units outstanding at end of period	26,974	28,404	28,388	22,613	26,333	32
FIDELITY® VIP OVERSEAS PORTFOLIO						
Value at beginning of period	$14.49	$25.80	$22.00	$18.63	$15.65	$13.81
Value at end of period	$18.33	$14.49	$25.80	$22.00	$18.63	$15.65
Number of accumulation units outstanding at end of period	41,307	42,654	43,234	29,121	17,089	20

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2004)						
Value at beginning of period	$11.75	$16.01	$16.49	$14.28	$13.24	$11.52
Value at end of period	$15.95	$11.75	$16.01	$16.49	$14.28	$13.24
Number of accumulation units outstanding at end of period	34,321	39,840	27,959	24,721	18,042	16
ING BALANCED PORTFOLIO						
Value at beginning of period	$23.13	$32.18	$30.49	$27.72	$26.59	$24.37
Value at end of period	$27.59	$23.13	$32.18	$30.49	$27.72	$26.59
Number of accumulation units outstanding at end of period	47,132	51,504	69,073	74,780	86,673	108
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2004)						
Value at beginning of period	$11.40	$19.40	$18.29	$15.87	$14.78	$12.59
Value at end of period	$15.40	$11.40	$19.40	$18.29	$15.87	$14.78
Number of accumulation units outstanding at end of period	42,142	42,358	40,819	38,235	34,219	19
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$6.42	$10.53	$10.70			
Value at end of period	$8.38	$6.42	$10.53			
Number of accumulation units outstanding at end of period	34,644	23,736	24,962			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
Value at beginning of period	$3.20	$5.31	$4.46	$4.16	$3.72	$3.78
Value at end of period	$4.88	$3.20	$5.31	$4.46	$4.16	$3.72
Number of accumulation units outstanding at end of period	149,002	132,967	132,769	102,089	118,141	140
ING GLOBAL RESOURCES PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$8.05	$13.65	$9.70			
Value at end of period	$11.08	$8.05	$13.65			
Number of accumulation units outstanding at end of period	73,221	75,852	50,114			
ING GROWTH AND INCOME PORTFOLIO						
Value at beginning of period	$17.59	$28.22	$26.27	$23.01	$21.28	$19.68
Value at end of period	$22.90	$17.59	$28.22	$26.27	$23.01	$21.28
Number of accumulation units outstanding at end of period	105,707	124,722	149,018	171,208	205,912	312
ING INDEX PLUS LARGECAP PORTFOLIO						
Value at beginning of period	$15.43	$24.57	$23.40	$20.42	$19.38	$17.57
Value at end of period	$19.01	$15.43	$24.57	$23.40	$20.42	$19.38
Number of accumulation units outstanding at end of period	162,406	179,312	210,822	230,630	295,040	391
ING INDEX PLUS MIDCAP PORTFOLIO						
Value at beginning of period	$15.66	$25.10	$23.79	$21.74	$19.56	$16.83
Value at end of period	$20.64	$15.66	$25.10	$23.79	$21.74	$19.56
Number of accumulation units outstanding at end of period	179,304	189,045	191,937	190,582	198,919	204
ING INDEX PLUS SMALLCAP PORTFOLIO						
Value at beginning of period	$11.67	$17.57	$18.74	$16.47	$15.30	$12.57
Value at end of period	$14.57	$11.67	$17.57	$18.74	$16.47	$15.30
Number of accumulation units outstanding at end of period	119,289	137,475	144,104	152,178	171,957	197
ING INTERMEDIATE BOND PORTFOLIO						
Value at beginning of period	$20.41	$22.30	$21.03	$20.21	$19.59	$18.73
Value at end of period	$22.74	$20.41	$22.30	$21.03	$20.21	$19.59
Number of accumulation units outstanding at end of period	115,916	124,069	127,866	117,383	95,977	43
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$6.99					
Value at end of period	$7.62					
Number of accumulation units outstanding at end of period	17,604					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$12.41	$18.54	$18.11	$15.55	$14.33	$12.50
Value at end of period	$15.60	$12.41	$18.54	$18.11	$15.55	$14.33
Number of accumulation units outstanding at end of period	36,952	42,804	41,986	42,588	36,957	17
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
Value at beginning of period	$10.74	$17.67	$17.96	$16.28	$14.61	$13.35
Value at end of period	$14.19	$10.74	$17.67	$17.96	$16.28	$14.61
Number of accumulation units outstanding at end of period	52,336	52,970	58,654	67,185	88,359	108
ING MONEY MARKET PORTFOLIO						
Value at beginning of period	$16.94	$16.51	$15.70	$14.97	$14.53	$14.42
Value at end of period	$17.00	$16.94	$16.51	$15.70	$14.97	$14.53
Number of accumulation units outstanding at end of period	44,541	44,401	35,571	33,655	14,250	29
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$9.22	$15.45	$14.50	$12.29	$10.47	
Value at end of period	$12.86	$9.22	$15.45	$14.50	$12.29	
Number of accumulation units outstanding at end of period	450,106	463,028	473,300	480,117	456,721	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$10.20	$12.08	$11.11	$10.25	$10.03	
Value at end of period	$12.40	$10.20	$12.08	$11.11	$10.25	
Number of accumulation units outstanding at end of period	155,271	161,168	156,529	118,896	102,671	
ING OPPORTUNISTIC LARGECAP PORTFOLIO						
Value at beginning of period	$15.47	$24.04	$23.34	$20.11	$18.79	$17.11
Value at end of period	$17.81	$15.47	$24.04	$23.34	$20.11	$18.79
Number of accumulation units outstanding at end of period	31,480	25,774	26,504	26,891	10,971	6
ING SMALL COMPANY PORTFOLIO						
Value at beginning of period	$21.76	$31.58	$29.82	$25.53	$23.15	$20.30
Value at end of period	$27.77	$21.76	$31.58	$29.82	$25.53	$23.15
Number of accumulation units outstanding at end of period	47,168	44,611	37,373	32,643	33,477	36
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$9.13	$12.48	$11.93	$11.16		
Value at end of period	$11.15	$9.13	$12.48	$11.93		
Number of accumulation units outstanding at end of period	239,904	4,609	12,111	14,942		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$8.56	$12.96	$12.38	$11.57		
Value at end of period	$10.78	$8.56	$12.96	$12.38		
Number of accumulation units outstanding at end of period	520,087	8,834	7,503	3,032		
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$8.44	$13.41	$12.74	$11.72		
Value at end of period	$10.84	$8.44	$13.41	$12.74		
Number of accumulation units outstanding at end of period	384,241	27,871	14,584	7,884		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$8.32	$13.84	$13.08	$12.21		
Value at end of period	$10.81	$8.32	$13.84	$13.08		
Number of accumulation units outstanding at end of period	242,654	6,450	13,254	7,199		

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during September 2007)						
Value at beginning of period	$9.78	$11.74	$11.51			
Value at end of period	$11.45	$9.78	$11.74			
Number of accumulation units outstanding at end of period	54,898	1,530	1,352			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
Value at beginning of period	$16.17	$21.16	$20.00	$18.45	$17.77	$16.50
Value at end of period	$19.06	$16.17	$21.16	$20.00	$18.45	$17.77
Number of accumulation units outstanding at end of period	12,155	11,572	17,028	11,237	17,788	23
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
Value at beginning of period	$15.01	$23.47	$22.35	$19.74	$18.59	$16.64
Value at end of period	$18.80	$15.01	$23.47	$22.35	$19.74	$18.59
Number of accumulation units outstanding at end of period	5,749	5,061	8,821	7,998	8,032	4
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
Value at beginning of period	$15.34	$22.07	$20.93	$18.82	$17.98	$16.35
Value at end of period	$18.68	$15.34	$22.07	$20.93	$18.82	$17.98
Number of accumulation units outstanding at end of period	3,498	3,270	7,426	15,920	24,120	31
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$8.15	$14.35	$12.65	$11.60	$10.29	
Value at end of period	$11.93	$8.15	$14.35	$12.65	$11.60	
Number of accumulation units outstanding at end of period	159,817	158,006	168,996	183,786	207,289	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
Value at beginning of period	$16.30	$28.22	$25.68	$22.66	$21.35	$19.45
Value at end of period	$23.31	$16.30	$28.22	$25.68	$22.66	$21.35
Number of accumulation units outstanding at end of period	21,445	22,316	19,728	24,117	22,156	27
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$6.30	$10.21				
Value at end of period	$8.32	$6.30				
Number of accumulation units outstanding at end of period	40,449	43,787				
ING THORNBURG VALUE PORTFOLIO						
Value at beginning of period	$19.12	$31.75	$29.61	$25.34	$24.95	$22.16
Value at end of period	$27.69	$19.12	$31.75	$29.61	$25.34	$24.95
Number of accumulation units outstanding at end of period	11,045	10,205	9,809	8,015	7,531	12
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
Value at beginning of period	$12.52	$20.79	$20.55	$17.94	$16.40	$14.33
Value at end of period	$16.50	$12.52	$20.79	$20.55	$17.94	$16.40
Number of accumulation units outstanding at end of period	15,978	16,899	17,750	18,829	31,189	24
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$10.03	$13.08	$12.63	$11.21	$10.37	
Value at end of period	$12.30	$10.03	$13.08	$12.63	$11.21	
Number of accumulation units outstanding at end of period	120,283	108,399	111,480	113,898	121,103	

Condensed Financial Information (continued)

TABLE 39
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE MAY 30, 2008
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ALLIANZ NFJ LARGE-CAP VALUE FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.14	$9.96								
Value at end of period	$7.13	$6.14								
Number of accumulation units outstanding at end of period	160,490	88,909								
COLUMBIA℠ ACORN® FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.39	$10.33								
Value at end of period	$8.92	$6.39								
Number of accumulation units outstanding at end of period	271,745	123,561								
COLUMBIA MID CAP VALUE FUND (CLASS Z)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.14	$10.26								
Value at end of period	$8.14	$6.14								
Number of accumulation units outstanding at end of period	161,324	89,752								
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.12	$9.34								
Value at end of period	$7.96	$6.12								
Number of accumulation units outstanding at end of period	388,208	411,959								
MORGAN STANLEY U.S. SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.40	$10.45								
Value at end of period	$9.66	$7.40								
Number of accumulation units outstanding at end of period	180,777	113,598								

TABLE 40
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05% EFFECTIVE SEPTEMBER 10, 2007
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AMANA GROWTH FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.36	$8.75								
Value at end of period	$9.74	$7.36								
Number of accumulation units outstanding at end of period	42,535	4,929								
AMANA INCOME FUND										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.12	$9.09								
Value at end of period	$10.03	$8.12								
Number of accumulation units outstanding at end of period	33,772	5,713								

CFI 349

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$18.43	$20.21	$12.00
Value at end of period								$20.21	$12.00	$16.71
Number of accumulation units outstanding at end of period								147,996	252,789	276,848
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$37.18	$39.98	$22.98
Value at end of period								$39.98	$22.98	$31.15
Number of accumulation units outstanding at end of period								129,222	200,288	228,041
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$19.16	$18.77	$12.56
Value at end of period								$18.77	$12.56	$16.24
Number of accumulation units outstanding at end of period								4,303	28,051	36,212
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$24.84	$25.10	$15.66
Value at end of period								$25.10	$15.66	$20.64
Number of accumulation units outstanding at end of period								24,067	55,759	179,304
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$18.25	$17.57	$11.67
Value at end of period								$17.57	$11.67	$14.57
Number of accumulation units outstanding at end of period								2,302	14,976	119,289
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$21.92	$22.30	$20.41
Value at end of period								$22.30	$20.41	$22.74
Number of accumulation units outstanding at end of period								55,907	85,454	115,916
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$15.18	$15.45	$9.22
Value at end of period								$15.45	$9.22	$12.86
Number of accumulation units outstanding at end of period								25,696	75,233	450,106
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$11.36	$11.47	$7.51
Value at end of period								$11.47	$7.51	$9.34
Number of accumulation units outstanding at end of period								147,496	186,936	199,539
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$11.43	$11.30	$7.58
Value at end of period								$11.30	$7.58	$9.50
Number of accumulation units outstanding at end of period								27,102	57,419	64,279
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$12.23	$12.48	$9.13
Value at end of period								$12.48	$9.13	$11.15
Number of accumulation units outstanding at end of period								21,495	212,287	239,904

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.56	$12.96	$12.67							
Value at end of period	$10.78	$8.56	$12.96							
Number of accumulation units outstanding at end of period	520,087	492,484	233,574							
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.44	$13.41	$13.03							
Value at end of period	$10.84	$8.44	$13.41							
Number of accumulation units outstanding at end of period	384,241	302,587	21,367							
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.32	$13.84	$13.38							
Value at end of period	$10.81	$8.32	$13.84							
Number of accumulation units outstanding at end of period	242,654	181,230	35,876							
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$9.78	$11.74	$11.51							
Value at end of period	$11.45	$9.78	$11.74							
Number of accumulation units outstanding at end of period	54,898	45,639	3,514							
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$8.82	$14.03	$13.80							
Value at end of period	$11.14	$8.82	$14.03							
Number of accumulation units outstanding at end of period	306,000	257,342	187,353							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$12.22	$19.00	$18.80							
Value at end of period	$15.27	$12.22	$19.00							
Number of accumulation units outstanding at end of period	193,168	149,177	88,042							
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$11.48	$12.35	$11.76							
Value at end of period	$13.57	$11.48	$12.35							
Number of accumulation units outstanding at end of period	214,563	196,769	54,688							
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$5.06									
Value at end of period	$9.36									
Number of accumulation units outstanding at end of period	29,101									
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$8.43									
Value at end of period	$12.54									
Number of accumulation units outstanding at end of period	6,938									
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$5.63									
Value at end of period	$8.61									
Number of accumulation units outstanding at end of period	4,592									

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
WANGER SELECT										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$16.34	$16.61	$8.46
Value at end of period								$16.61	$8.46	$14.06
Number of accumulation units outstanding at end of period								121,257	166,678	191,467
WANGER USA										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$14.54	$14.73	$8.88
Value at end of period								$14.73	$8.88	$12.64
Number of accumulation units outstanding at end of period								5,089	35,741	43,271

TABLE 41

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2007	2008	2009
AIM MID CAP CORE FUND			
(Funds were first received in this option during July 2009)			
Value at beginning of period			$10.83
Value at end of period			$12.34
Number of accumulation units outstanding at end of period			1,313
AIM V.I. CAPITAL APPRECIATION FUND			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$14.40	$13.83	$7.93
Value at end of period	$13.83	$7.93	$9.58
Number of accumulation units outstanding at end of period	5,121	14,916	26,655
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$14.03	$13.68	$9.53
Value at end of period	$13.68	$9.53	$12.20
Number of accumulation units outstanding at end of period	5,163	16,970	48,752
ALGER GREEN FUND			
(Funds were first received in this option during December 2009)			
Value at beginning of period			$13.15
Value at end of period			$13.04
Number of accumulation units outstanding at end of period			41
AMANA GROWTH FUND			
(Funds were first received in this option during September 2009)			
Value at beginning of period			$11.08
Value at end of period			$12.35
Number of accumulation units outstanding at end of period			2,140
AMANA INCOME FUND			
(Funds were first received in this option during October 2009)			
Value at beginning of period			$11.74
Value at end of period			$12.09
Number of accumulation units outstanding at end of period			2,851

Condensed Financial Information (continued)

	2009	2008	2007
AMERICAN CENTURY INFLATION-ADJUSTED BOND FUND			
(Funds were first received in this option during September 2009)			
Value at beginning of period	$10.42		
Value at end of period	$10.76		
Number of accumulation units outstanding at end of period	17,419		
ARTISAN INTERNATIONAL FUND			
(Funds were first received in this option during January 2009)			
Value at beginning of period	$4.85		
Value at end of period	$7.80		
Number of accumulation units outstanding at end of period	1,229		
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.26	$12.06	$12.28
Value at end of period	$10.33	$8.26	$12.06
Number of accumulation units outstanding at end of period	9,480	5,776	3,114
COLUMBIA MID CAP VALUE OPPORTUNITIES FUND (CLASS A)			
(Funds were first received in this option during 2009)			
Value at beginning of period	$6.12		
Value at end of period	$8.07		
Number of accumulation units outstanding at end of period	429		
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$10.50	$17.70	$18.14
Value at end of period	$14.57	$10.50	$17.70
Number of accumulation units outstanding at end of period	36,526	15,539	44
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.94	$15.59	$16.07
Value at end of period	$12.10	$8.94	$15.59
Number of accumulation units outstanding at end of period	485,170	189,809	78,840
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$7.71	$13.49	$14.32
Value at end of period	$10.02	$7.71	$13.49
Number of accumulation units outstanding at end of period	152,144	68,690	37,197
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.05	$15.28	$15.81
Value at end of period	$10.31	$8.05	$1,528.00
Number of accumulation units outstanding at end of period	224,254	107,871	39,028
FIDELITY® VIP OVERSEAS PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.61	$17.14	$17.74
Value at end of period	$12.12	$9.61	$17.14
Number of accumulation units outstanding at end of period	29,959	14,302	6,985
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$8.57	$12.52	
Value at end of period	$11.04	$8.57	
Number of accumulation units outstanding at end of period	22,761	5,937	

Condensed Financial Information (continued)

	2009	2008	2007
FUNDAMENTAL INVESTORS[SM]			
(Funds were first received in this option during March 2009)			
Value at beginning of period	$5.43		
Value at end of period	$8.16		
Number of accumulation units outstanding at end of period	1,056		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.28	$12.34	
Value at end of period	$12.56	$9.28	
Number of accumulation units outstanding at end of period	10,314	4,347	
ING ARTIO FOREIGN PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$10.00	$13.32	
Value at end of period	$12.00	$10.00	
Number of accumulation units outstanding at end of period	5,690	9,724	
ING BALANCED PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.89	$12.40	$12.55
Value at end of period	$10.57	$8.89	$12.40
Number of accumulation units outstanding at end of period	238,935	105,316	51,702
ING BARON ASSET PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.50	$9.43	
Value at end of period	$8.71	$6.50	
Number of accumulation units outstanding at end of period	746	668	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.83	$11.34	
Value at end of period	$10.57	$7.83	
Number of accumulation units outstanding at end of period	29,807	6,134	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$6.40	$10.50	$10.92
Value at end of period	$8.33	$6.40	$10.50
Number of accumulation units outstanding at end of period	115,692	51,400	31,544
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.65	$16.07	$16.70
Value at end of period	$14.70	$9.65	$16.07
Number of accumulation units outstanding at end of period	52,835	19,468	11,138
ING CLARION GLOBAL REAL ESTATE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.72	$9.75	
Value at end of period	$8.97	$6.72	
Number of accumulation units outstanding at end of period	11,929	3,089	
ING CLARION REAL ESTATE PORTFOLIO			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$6.24	$9.44	
Value at end of period	$8.46	$6.24	
Number of accumulation units outstanding at end of period	24,498	5,650	

CFI 354

Condensed Financial Information (continued)

	2009	2008	2007
ING COLUMBIA SMALL CAP VALUE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.85	$9.66	
Value at end of period	$8.53	$6.85	
Number of accumulation units outstanding at end of period	1,498	1,200	
ING DAVIS NEW YORK VENTURE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.95	$11.02	
Value at end of period	$10.44	$7.95	
Number of accumulation units outstanding at end of period	7,809	3,632	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.90	$12.76	
Value at end of period	$11.86	$9.90	
Number of accumulation units outstanding at end of period	12,043	1,264	
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.24	$12.78	
Value at end of period	$12.82	$9.24	
Number of accumulation units outstanding at end of period	4,685	981	
ING GLOBAL RESOURCES PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.03	$13.65	$13.68
Value at end of period	$11.02	$8.03	$13.65
Number of accumulation units outstanding at end of period	137,728	37,945	12,329
ING GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.50	$13.67	$14.10
Value at end of period	$11.05	$8.50	$13.67
Number of accumulation units outstanding at end of period	1,110,046	384,838	147,509
ING INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.29	$13.24	$13.60
Value at end of period	$10.19	$8.29	$13.24
Number of accumulation units outstanding at end of period	338,211	137,124	67,012
ING INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.33	$13.38	$14.01
Value at end of period	$10.95	$8.33	$13.38
Number of accumulation units outstanding at end of period	214,189	136,200	79,643
ING INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.10	$12.22	$13.33
Value at end of period	$10.08	$8.10	$12.22
Number of accumulation units outstanding at end of period	110,237	64,720	30,109
ING INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$10.28	$11.26	$11.14
Value at end of period	$11.44	$10.28	$11.26
Number of accumulation units outstanding at end of period	312,052	95,615	28,260

Condensed Financial Information (continued)

	2009	2008	2007
ING INTERNATIONAL INDEX PORTFOLIO			
(Funds were first received in this option during August 2009)			
Value at beginning of period	$6.96		
Value at end of period	$7.60		
Number of accumulation units outstanding at end of period	37,428		
ING INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.58	$13.02	
Value at end of period	$12.15	$9.58	
Number of accumulation units outstanding at end of period	19,093	15,602	
ING JANUS CONTRARIAN PORTFOLIO			
(Funds were first received in this option during May 2009)			
Value at beginning of period	$5.60		
Value at end of period	$7.30		
Number of accumulation units outstanding at end of period	6,196		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$12.31	$25.32	$25.97
Value at end of period	$21.06	$12.31	$25.32
Number of accumulation units outstanding at end of period	36,056	10,146	82
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$8.69	$11.74	
Value at end of period	$10.89	$8.69	
Number of accumulation units outstanding at end of period	13,717	6,211	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.09	$12.52	
Value at end of period	$11.54	$9.09	
Number of accumulation units outstanding at end of period	3,167	960	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$7.86	$12.97	$13.63
Value at end of period	$10.38	$7.86	$12.97
Number of accumulation units outstanding at end of period	107,304	59,186	25,282
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$7.19	$11.33	$11.83
Value at end of period	$8.53	$7.19	$11.33
Number of accumulation units outstanding at end of period	74,342	56,095	92
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.61	$8.88	
Value at end of period	$8.53	$6.61	
Number of accumulation units outstanding at end of period	8,908	3,947	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.40	$18.67	$19.49
Value at end of period	$12.90	$9.40	$18.67
Number of accumulation units outstanding at end of period	7,100	1,461	3
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.40	$11.25	
Value at end of period	$11.06	$9.40	

Condensed Financial Information (continued)

	2009	2008	2007
Number of accumulation units outstanding at end of period	6,473	1,544	
ING MFS UTILITIES PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$11.86	$19.09	$19.09
Value at end of period	$15.71	$11.86	$19.09
Number of accumulation units outstanding at end of period	29,244	5,207	90
ING MIDCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.82	$13.82	
Value at end of period	$13.85	$9.82	
Number of accumulation units outstanding at end of period	13,736	1,266	
ING MONEY MARKET PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$11.54	$11.27	$11.18
Value at end of period	$11.55	$11.54	$11.27
Number of accumulation units outstanding at end of period	98,958	26,299	2,292
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.96	$15.05	$15.84
Value at end of period	$12.48	$8.96	$15.05
Number of accumulation units outstanding at end of period	427,439	212,877	86,346
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$10.07	$11.95	$11.86
Value at end of period	$12.22	$10.07	$11.95
Number of accumulation units outstanding at end of period	103,329	49,704	14,774
ING OPPORTUNISTIC LARGECAP PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.56	$13.33	$13.91
Value at end of period	$9.83	$8.56	$13.33
Number of accumulation units outstanding at end of period	102,485	26,860	18,039
ING PIMCO HIGH YIELD PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.12	$11.37	
Value at end of period	$13.59	$9.12	
Number of accumulation units outstanding at end of period	20,963	2,547	
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$11.44	$11.71	
Value at end of period	$12.85	$11.44	
Number of accumulation units outstanding at end of period	62,977	25,669	
ING PIONEER EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.47	$8.44	
Value at end of period	$7.27	$6.47	
Number of accumulation units outstanding at end of period	36,390	21,764	
ING PIONEER FUND PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.47	$10.14	
Value at end of period	$9.27	$7.47	
Number of accumulation units outstanding at end of period	3,862	3,298	

Condensed Financial Information (continued)

	2009	2008	2007
ING PIONEER HIGH YIELD PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.95	$10.81	
Value at end of period	$13.25	$7.95	
Number of accumulation units outstanding at end of period	10,133	964	
ING PIONEER MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.54	$10.18	
Value at end of period	$9.44	$7.54	
Number of accumulation units outstanding at end of period	24,701	11,538	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$10.72		
Value at end of period	$12.62		
Number of accumulation units outstanding at end of period	4,410		
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO			
(Funds were first received in this option during October 2008)			
Value at beginning of period	$6.67	$6.61	
Value at end of period	$8.23	$6.67	
Number of accumulation units outstanding at end of period	3,295	1,991	
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$10.07		
Value at end of period	$11.91		
Number of accumulation units outstanding at end of period	3,961		
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO			
(Funds were first received in this option during August 2009)			
Value at beginning of period	$11.43		
Value at end of period	$12.90		
Number of accumulation units outstanding at end of period	6,992		
ING RUSSELL™ MID CAP INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$6.37		
Value at end of period	$8.32		
Number of accumulation units outstanding at end of period	1,018		
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO			
(Funds were first received in this option during October 2008)			
Value at beginning of period	$6.99	$7.40	
Value at end of period	$8.83	$6.99	
Number of accumulation units outstanding at end of period	922	687	
ING SMALL CAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.68	$13.75	
Value at end of period	$12.66	$9.68	
Number of accumulation units outstanding at end of period	1,703	316	
ING SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$10.08	$14.65	$15.52
Value at end of period	$12.82	$10.08	$14.65
Number of accumulation units outstanding at end of period	71,760	36,842	14,940

CFI 358

Condensed Financial Information (continued)

	2009	2008	2007
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.07	$12.43	$12.75
Value at end of period	$11.06	$9.07	$12.43
Number of accumulation units outstanding at end of period	91,456	40,855	28,250
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.51	$12.91	$13.38
Value at end of period	$10.68	$8.51	$12.91
Number of accumulation units outstanding at end of period	86,100	43,270	19,905
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.39	$13.36	$13.93
Value at end of period	$10.74	$8.39	$13.36
Number of accumulation units outstanding at end of period	79,932	34,913	3,993
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.27	$13.78	$14.42
Value at end of period	$10.71	$8.27	$13.78
Number of accumulation units outstanding at end of period	48,961	23,132	706
ING SOLUTION GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.69	$9.30	
Value at end of period	$9.22	$7.69	
Number of accumulation units outstanding at end of period	53,194	13,442	
ING SOLUTION GROWTH PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.96	$8.95	
Value at end of period	$8.63	$6.96	
Number of accumulation units outstanding at end of period	16,340	4,649	
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.72	$11.69	$11.81
Value at end of period	$11.36	$9.72	$11.69
Number of accumulation units outstanding at end of period	54,633	34,011	3
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.21	$12.08	$12.14
Value at end of period	$10.83	$9.21	$12.08
Number of accumulation units outstanding at end of period	60,498	34,769	702
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.34	$13.07	$13.39
Value at end of period	$10.42	$8.34	$13.07
Number of accumulation units outstanding at end of period	36,700	25,444	16,799
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.74	$12.60	$12.80
Value at end of period	$10.62	$8.74	$12.60
Number of accumulation units outstanding at end of period	34,864	19,599	2,421

Condensed Financial Information (continued)

	2009	2008	2007
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.50	$12.52	
Value at end of period	$12.63	$9.50	
Number of accumulation units outstanding at end of period	63,842	29,032	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.17	$14.41	$14.91
Value at end of period	$11.93	$8.17	$14.41
Number of accumulation units outstanding at end of period	461,823	186,942	102,737
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$8.40	$11.31	
Value at end of period	$10.47	$8.40	
Number of accumulation units outstanding at end of period	15,873	4,008	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.16	$14.15	$14.68
Value at end of period	$11.64	$8.16	$14.15
Number of accumulation units outstanding at end of period	127,488	81,169	22,841
ING TEMPLETON FOREIGN EQUITY PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$6.33	$10.21	
Value at end of period	$8.35	$6.33	
Number of accumulation units outstanding at end of period	40,427	16,456	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.85	$9.24	
Value at end of period	$9.04	$6.85	
Number of accumulation units outstanding at end of period	6,242	284	
ING THORNBURG VALUE PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.10	$13.48	$14.37
Value at end of period	$11.70	$8.10	$13.48
Number of accumulation units outstanding at end of period	34,561	15,771	7,263
ING U.S. BOND INDEX® PORTFOLIO			
(Funds were first received in this option during October 2008)			
Value at beginning of period	$10.25	$9.66	
Value at end of period	$10.83	$10.25	
Number of accumulation units outstanding at end of period	1,879	28	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$7.84	$13.05	$13.86
Value at end of period	$10.30	$7.84	$13.05
Number of accumulation units outstanding at end of period	111,107	68,371	35,033
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.65	$10.55	
Value at end of period	$9.81	$7.65	
Number of accumulation units outstanding at end of period	18,890	6,775	

	2009	2008	2007
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.72	$12.71	$13.10
Value at end of period	$11.89	$9.72	$12.71
Number of accumulation units outstanding at end of period	158,122	94,484	60,198
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$8.92	$11.38	
Value at end of period	$11.03	$8.92	
Number of accumulation units outstanding at end of period	4,852	2,678	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO			
(Funds were first received in this option during May 2009)			
Value at beginning of period	$6.98		
Value at end of period	$8.86		
Number of accumulation units outstanding at end of period	1,200		
LOOMIS SAYLES SMALL CAP VALUE FUND			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.20	$9.90	
Value at end of period	$9.23	$7.20	
Number of accumulation units outstanding at end of period	3,897	39	
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.73	$10.71	
Value at end of period	$9.76	$7.73	
Number of accumulation units outstanding at end of period	27,917	8,298	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$7.03	$11.54	$11.64
Value at end of period	$9.15	$7.03	$11.54
Number of accumulation units outstanding at end of period	1,473	42	88
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$9.98	$16.10	$16.58
Value at end of period	$13.68	$9.98	$16.10
Number of accumulation units outstanding at end of period	2,953	1,212	47
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$12.05	$23.25	$24.21
Value at end of period	$21.85	$12.05	$23.25
Number of accumulation units outstanding at end of period	77,076	24,999	438
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$8.30	$12.22	
Value at end of period	$11.35	$8.30	
Number of accumulation units outstanding at end of period	13,593	4,251	
PAX WORLD BALANCED FUND			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$9.06	$11.39	
Value at end of period	$10.96	$9.06	
Number of accumulation units outstanding at end of period	4,943	3,388	

	2009	2008	2007
PIMCO VIT REAL RETURN PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$10.39	$11.76	
Value at end of period	$12.27	$10.39	
Number of accumulation units outstanding at end of period	21,682	18,382	
PIONEER EMERGING MARKETS VCT PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$5.35	$12.83	$13.35
Value at end of period	$9.32	$5.35	$12.83
Number of accumulation units outstanding at end of period	47,077	4,067	6
PIONEER HIGH YIELD VCT PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$7.73	$11.31	
Value at end of period	$12.38	$7.73	
Number of accumulation units outstanding at end of period	11,719	3,936	
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND			
(Funds were first received in this option during November 2008)			
Value at beginning of period	$6.21	$5.85	
Value at end of period	$7.89	$6.21	
Number of accumulation units outstanding at end of period	22	3	
SMALLCAP WORLD FUND®			
(Funds were first received in this option during September 2009)			
Value at beginning of period	$7.83		
Value at end of period	$8.40		
Number of accumulation units outstanding at end of period	2,064		
TEMPLETON GLOBAL BOND FUND			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$13.07	$12.33	$12.39
Value at end of period	$15.49	$13.07	$12.33
Number of accumulation units outstanding at end of period	46,051	8,276	205
THE BOND FUND OF AMERICA^SM			
(Funds were first received in this option during January 2009)			
Value at beginning of period	$8.73		
Value at end of period	$10.03		
Number of accumulation units outstanding at end of period	3,088		
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.85	$14.57	$15.19
Value at end of period	$11.88	$8.85	$14.57
Number of accumulation units outstanding at end of period	41,718	8,716	96
WANGER INTERNATIONAL			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$5.73	$7.92	
Value at end of period	$8.56	$5.73	
Number of accumulation units outstanding at end of period	6,432	304	
WANGER SELECT			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.02	$15.78	$16.89
Value at end of period	$13.29	$8.02	$15.78
Number of accumulation units outstanding at end of period	23,091	4,520	95

CFI 362

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER USA										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$7.93	$11.57								
Value at end of period	$11.25	$7.93								
Number of accumulation units outstanding at end of period	5,161	2,889								
WASHINGTON MUTUAL INVESTORS FUND^{SM}										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$8.72	$13.08								
Value at end of period	$10.35	$8.72	$13.74							
Number of accumulation units outstanding at end of period	15,249	8,135	$13.08							
			79							

TABLE 42

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.48									
Value at end of period	$12.13									
Number of accumulation units outstanding at end of period	7,887									
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.53									
Value at end of period	$12.67									
Number of accumulation units outstanding at end of period	36									
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.61									
Value at end of period	$14.49									
Number of accumulation units outstanding at end of period	2,558									
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.80									
Value at end of period	$12.03									
Number of accumulation units outstanding at end of period	37,437									
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.00									
Value at end of period	$9.96									
Number of accumulation units outstanding at end of period	10,320									
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.97									
Value at end of period	$10.25									
Number of accumulation units outstanding at end of period	22,263									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.22									
Value at end of period	$12.06									
Number of accumulation units outstanding at end of period	1,868									
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.54									
Value at end of period	$10.98									
Number of accumulation units outstanding at end of period	2,253									
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.19									
Value at end of period	$11.93									
Number of accumulation units outstanding at end of period	97									
ING BALANCED PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.84									
Value at end of period	$10.50									
Number of accumulation units outstanding at end of period	3,681									
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.33									
Value at end of period	$10.50									
Number of accumulation units outstanding at end of period	5,763									
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.04									
Value at end of period	$8.29									
Number of accumulation units outstanding at end of period	11,112									
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.59									
Value at end of period	$14.59									
Number of accumulation units outstanding at end of period	19,510									
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.87									
Value at end of period	$8.95									
Number of accumulation units outstanding at end of period	625									
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$7.63									
Value at end of period	$8.41									
Number of accumulation units outstanding at end of period	2,872									
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.17									
Value at end of period	$10.38									
Number of accumulation units outstanding at end of period	761									

CFI 364

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.04									
Value at end of period	$11.79									
Number of accumulation units outstanding at end of period	624									
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.60									
Value at end of period	$12.75									
Number of accumulation units outstanding at end of period	418									
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.19									
Value at end of period	$10.94									
Number of accumulation units outstanding at end of period	13,768									
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.45									
Value at end of period	$10.97									
Number of accumulation units outstanding at end of period	114,228									
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.25									
Value at end of period	$10.12									
Number of accumulation units outstanding at end of period	29,644									
ING INDEX PLUS MID CAP PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.29									
Value at end of period	$10.87									
Number of accumulation units outstanding at end of period	9,165									
ING INDEX PLUS SMALL CAP PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.05									
Value at end of period	$10.01									
Number of accumulation units outstanding at end of period	7,639									
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$10.22									
Value at end of period	$11.36									
Number of accumulation units outstanding at end of period	5,115									
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$7.72									
Value at end of period	$7.58									
Number of accumulation units outstanding at end of period	1,856									
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.57									
Value at end of period	$12.06									
Number of accumulation units outstanding at end of period	2,750									

CFI 365

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.25									
Value at end of period	$20.94									
Number of accumulation units outstanding at end of period	1,487									
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.94									
Value at end of period	$10.32									
Number of accumulation units outstanding at end of period	17,245									
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.57									
Value at end of period	$8.48									
Number of accumulation units outstanding at end of period	8,709									
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.39									
Value at end of period	$8.51									
Number of accumulation units outstanding at end of period	1,337									
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.16									
Value at end of period	$12.83									
Number of accumulation units outstanding at end of period	75									
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.14									
Value at end of period	$15.62									
Number of accumulation units outstanding at end of period	5,277									
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.76									
Value at end of period	$13.75									
Number of accumulation units outstanding at end of period	2,830									
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$11.48									
Value at end of period	$11.47									
Number of accumulation units outstanding at end of period	1,475									
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.25									
Value at end of period	$12.41									
Number of accumulation units outstanding at end of period	41,022									
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.09									
Value at end of period	$12.15									
Number of accumulation units outstanding at end of period	5,964									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING OPPORTUNISTIC LARGE CAP PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.51									
Value at end of period	$9.765									
Number of accumulation units outstanding at end of period	17,600									
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.04									
Value at end of period	$13.51									
Number of accumulation units outstanding at end of period	711									
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.75									
Value at end of period	$12.78									
Number of accumulation units outstanding at end of period	8,191									
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$7.07									
Value at end of period	$7.23									
Number of accumulation units outstanding at end of period	525									
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.83									
Value at end of period	$13.18									
Number of accumulation units outstanding at end of period	1,025									
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.30									
Value at end of period	$9.38									
Number of accumulation units outstanding at end of period	2,590									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.51									
Value at end of period	$12.89									
Number of accumulation units outstanding at end of period	121									
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.63									
Value at end of period	$12.57									
Number of accumulation units outstanding at end of period	268									
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$10.02									
Value at end of period	$12.73									
Number of accumulation units outstanding at end of period	9,393									
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.87									
Value at end of period	$11.00									
Number of accumulation units outstanding at end of period	212									

CFI 367

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.55									
Value at end of period	$10.68									
Number of accumulation units outstanding at end of period	1,694									
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54									
Value at end of period	$10.65									
Number of accumulation units outstanding at end of period	1,016									
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.15									
Value at end of period	$10.85									
Number of accumulation units outstanding at end of period	276									
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$8.29									
Value at end of period	$10.34									
Number of accumulation units outstanding at end of period	4,944									
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.69									
Value at end of period	$10.54									
Number of accumulation units outstanding at end of period	696									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.57									
Value at end of period	$11.86									
Number of accumulation units outstanding at end of period	112,758									
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.32									
Value at end of period	$10.41									
Number of accumulation units outstanding at end of period	244									
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.06									
Value at end of period	$11.57									
Number of accumulation units outstanding at end of period	7,184									
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.49									
Value at end of period	$8.32									
Number of accumulation units outstanding at end of period	14,326									
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.17									
Value at end of period	$11.63									
Number of accumulation units outstanding at end of period	6,059									

CFI 368

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$10.84									
Value at end of period	$10.80									
Number of accumulation units outstanding at end of period	19									
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.06									
Value at end of period	$10.24									
Number of accumulation units outstanding at end of period	6,792									
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.62									
Value at end of period	$9.76									
Number of accumulation units outstanding at end of period	3,951									
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.79									
Value at end of period	$11.82									
Number of accumulation units outstanding at end of period	12,153									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.00									
Value at end of period	$10.97									
Number of accumulation units outstanding at end of period	238									
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.54									
Value at end of period	$8.81									
Number of accumulation units outstanding at end of period	871									
LORD ABBETT SERIES FUND – MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$7.70									
Value at end of period	$9.71									
Number of accumulation units outstanding at end of period	4,059									
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.38									
Value at end of period	$13.60									
Number of accumulation units outstanding at end of period	1,961									
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.91									
Value at end of period	$21.72									
Number of accumulation units outstanding at end of period	12,545									
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.02									
Value at end of period	$12.20									
Number of accumulation units outstanding at end of period	1,417									

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.09									
Value at end of period	$9.27									
Number of accumulation units outstanding at end of period	3,535									
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.19									
Value at end of period	$15.40									
Number of accumulation units outstanding at end of period	626									
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.54									
Value at end of period	$11.81									
Number of accumulation units outstanding at end of period	775									
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.44									
Value at end of period	$8.52									
Number of accumulation units outstanding at end of period	2,399									
WANGER SELECT										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.64									
Value at end of period	$13.22									
Number of accumulation units outstanding at end of period	1,456									
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.96									
Value at end of period	$10.29									
Number of accumulation units outstanding at end of period	44									

TABLE 43

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.36	$10.47	$10.68							
Value at end of period	$8.27	$6.36	$10.47							
Number of accumulation units outstanding at end of period	495	495	495							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$17.25	$27.78	$25.98	$22.85	$21.23					
Value at end of period	$22.36	$17.25	$27.78	$25.98	$22.85					
Number of accumulation units outstanding at end of period	675	674	783	783	783					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period		$17.39	$17.76	$16.17	$14.58					
Value at end of period		$10.53	$17.39	$17.76	$16.17					
Number of accumulation units outstanding at end of period		0	126	126	126					

CFI 370

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.69	$14.62	$13.78	$11.73	$9.73					
Value at end of period	$12.07	$8.69	$14.62	$13.78	$11.73					
Number of accumulation units outstanding at end of period	1,817	1,816	1,816	1,816	1,817					
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$14.71	$23.11	$22.10	$19.61	$18.55					
Value at end of period	$18.34	$14.71	$23.11	$22.10	$19.61					
Number of accumulation units outstanding at end of period	1,446	1,446	1,446	1,446	1,446					
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$15.04	$21.73	$20.69	$18.70	$17.94					
Value at end of period	$18.24	$15.04	$21.73	$20.69	$18.70					
Number of accumulation units outstanding at end of period	509	509	509	509	509					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.75	$13.70	$12.14	$11.17	$9.50					
Value at end of period	$11.30	$7.75	$13.70	$12.14	$11.17					
Number of accumulation units outstanding at end of period	95	95	95	95	95					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$15.98	$27.78	$25.39	$22.51	$21.30					
Value at end of period	$22.74	$15.98	$27.78	$25.39	$22.51					
Number of accumulation units outstanding at end of period	51	51	51	51	51					

TABLE 44

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.58	$8.18								
Value at end of period	$6.71	$5.58								
Number of accumulation units outstanding at end of period	1,109	1,109								
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.85	$9.52								
Value at end of period	$8.73	$6.85								
Number of accumulation units outstanding at end of period	169	123								
COLUMBIA℠ ACORN® FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.37	$9.56								
Value at end of period	$8.83	$6.37								
Number of accumulation units outstanding at end of period	28	271								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.88	$8.34								
Value at end of period	$8.12	$5.88								
Number of accumulation units outstanding at end of period	5,853	5,628								

CFI 371

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.34	$5.64
Value at end of period									$5.64	$7.59
Number of accumulation units outstanding at end of period									73,289	78,775
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.09	$5.46
Value at end of period									$5.46	$7.06
Number of accumulation units outstanding at end of period									1,276	15,464
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.25	$5.14
Value at end of period									$5.14	$6.55
Number of accumulation units outstanding at end of period									23,298	23,855
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$7.96	$5.50
Value at end of period									$5.50	$6.90
Number of accumulation units outstanding at end of period									1,313	1,094
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.57	$6.33
Value at end of period									$6.33	$8.12
Number of accumulation units outstanding at end of period									1,766	2,265
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.49	$7.00
Value at end of period									$7.00	$9.42
Number of accumulation units outstanding at end of period									194	156
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.07	$5.58
Value at end of period									$5.58	$6.66
Number of accumulation units outstanding at end of period									1,011	773
ING BALANCED PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.13	$7.13
Value at end of period									$7.13	$8.44
Number of accumulation units outstanding at end of period									12,434	12,395
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.74	$5.75
Value at end of period									$5.75	$7.66
Number of accumulation units outstanding at end of period									328	0
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.64	$5.66
Value at end of period									$5.66	$7.60
Number of accumulation units outstanding at end of period									813	1,094

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.60	$5.92
Value at end of period									$5.92	$7.67
Number of accumulation units outstanding at end of period									8,119	10,063
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$2.98	$5.85
Value at end of period									$5.85	$8.87
Number of accumulation units outstanding at end of period									1,627	1,842
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.75	$6.71
Value at end of period									$6.71	$8.91
Number of accumulation units outstanding at end of period									246	277
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.05	$5.33
Value at end of period									$5.33	$7.19
Number of accumulation units outstanding at end of period									452	927
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.55	$5.94
Value at end of period									$5.94	$7.76
Number of accumulation units outstanding at end of period									585	736
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.63	$7.07
Value at end of period									$7.07	$8.43
Number of accumulation units outstanding at end of period									28	28
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.00	$5.92
Value at end of period									$5.92	$8.18
Number of accumulation units outstanding at end of period									300	19
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.38	$6.00
Value at end of period									$6.00	$8.19
Number of accumulation units outstanding at end of period									8,628	10,227
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.78	$6.10
Value at end of period									$6.10	$7.88
Number of accumulation units outstanding at end of period									22,885	20,845
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.55	$6.18
Value at end of period									$6.18	$7.56
Number of accumulation units outstanding at end of period									6,908	7,298

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.03	$9.10								
Value at end of period	$7.88	$6.03								
Number of accumulation units outstanding at end of period	3,606	2,964								
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.19	$9.13								
Value at end of period	$7.67	$6.19								
Number of accumulation units outstanding at end of period	4,238	3,489								
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$9.22	$9.83								
Value at end of period	$10.21	$9.22								
Number of accumulation units outstanding at end of period	13,128	12,500								
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.95	$8.48								
Value at end of period	$7.55	$5.95								
Number of accumulation units outstanding at end of period	551	41								
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.67	$8.13								
Value at end of period	$7.16	$5.67								
Number of accumulation units outstanding at end of period	1,533	637								
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$5.64									
Value at end of period	$7.26									
Number of accumulation units outstanding at end of period	403									
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$4.89	$8.04								
Value at end of period	$8.33	$4.89								
Number of accumulation units outstanding at end of period	2,540	2,215								
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.51	$9.03								
Value at end of period	$8.12	$6.51								
Number of accumulation units outstanding at end of period	517	466								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.85	$9.00								
Value at end of period	$7.68	$5.85								
Number of accumulation units outstanding at end of period	4,921	4,584								
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.17	$8.28								
Value at end of period	$7.29	$6.17								
Number of accumulation units outstanding at end of period	4,259	3,566								

CFI 374

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.60	$9.50								
Value at end of period	$8.48	$6.60								
Number of accumulation units outstanding at end of period	27	20								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$4.93	$7.95								
Value at end of period	$6.74	$4.93								
Number of accumulation units outstanding at end of period	373	717								
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.60	$9.24								
Value at end of period	$8.90	$7.60								
Number of accumulation units outstanding at end of period	2,250	470								
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.29	$8.89								
Value at end of period	$8.29	$6.29								
Number of accumulation units outstanding at end of period	5,395	5,841								
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.36	$9.50								
Value at end of period	$8.92	$6.36								
Number of accumulation units outstanding at end of period	110	109								
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.33	$10.28								
Value at end of period	$10.28	$10.33								
Number of accumulation units outstanding at end of period	11,106	11,048								
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.74	$8.34								
Value at end of period	$7.95	$5.74								
Number of accumulation units outstanding at end of period	27,739	29,434								
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.50	$10.05								
Value at end of period	$10.26	$8.50								
Number of accumulation units outstanding at end of period	1,786	3,178								
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.24	$8.23								
Value at end of period	$7.13	$6.24								
Number of accumulation units outstanding at end of period	5,551	2,927								
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.67	$9.55								
Value at end of period	$11.37	$7.67								
Number of accumulation units outstanding at end of period	2,080	699								

CFI 375

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.21	$10.17
Value at end of period									$10.17	$11.37
Number of accumulation units outstanding at end of period									316	1,159
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.03	$6.72
Value at end of period									$6.72	$7.51
Number of accumulation units outstanding at end of period									5,392	5,205
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.01	$6.37
Value at end of period									$6.37	$7.87
Number of accumulation units outstanding at end of period									264	0
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period										$11.50
Value at end of period										$11.50
Number of accumulation units outstanding at end of period										0
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.90	$6.37
Value at end of period									$6.37	$7.93
Number of accumulation units outstanding at end of period									30	30
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$6.94
Value at end of period										$8.18
Number of accumulation units outstanding at end of period										339
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.06
Value at end of period										$11.87
Number of accumulation units outstanding at end of period										435
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$11.42
Value at end of period										$12.86
Number of accumulation units outstanding at end of period										20
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.61	$6.33
Value at end of period									$6.33	$8.23
Number of accumulation units outstanding at end of period									62	182
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.64	$6.59
Value at end of period									$6.59	$8.35
Number of accumulation units outstanding at end of period									870	1,094

CFI 376

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.17	$9.20								
Value at end of period	$8.71	$7.17								
Number of accumulation units outstanding at end of period	239	155								
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.43	$8.83								
Value at end of period	$8.03	$6.43								
Number of accumulation units outstanding at end of period	168	138								
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.11	$8.65								
Value at end of period	$7.78	$6.11								
Number of accumulation units outstanding at end of period	1,786	1,785								
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.82	$8.52								
Value at end of period	$7.51	$5.82								
Number of accumulation units outstanding at end of period	3,224	2,947								
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.95	$9.28								
Value at end of period	$8.57	$6.95								
Number of accumulation units outstanding at end of period	9	9								
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.30	$8.72								
Value at end of period	$7.83	$6.30								
Number of accumulation units outstanding at end of period	80	39								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.12	$9.71								
Value at end of period	$9.42	$7.12								
Number of accumulation units outstanding at end of period	1,302	444								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.53	$9.16								
Value at end of period	$8.04	$5.53								
Number of accumulation units outstanding at end of period	19,832	18,898								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.23	$8.67								
Value at end of period	$7.73	$6.23								
Number of accumulation units outstanding at end of period	5,052	3,806								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.63	$8.73								
Value at end of period	$7.99	$5.63								
Number of accumulation units outstanding at end of period	4,444	4,118								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.32	$8.86								
Value at end of period	$8.30	$6.32								
Number of accumulation units outstanding at end of period	110	75								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.90	$8.41								
Value at end of period	$7.75	$5.90								
Number of accumulation units outstanding at end of period	546	48								
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.72	$8.15								
Value at end of period	$8.22	$5.72								
Number of accumulation units outstanding at end of period	356	315								
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$10.24	$9.88								
Value at end of period	$10.76	$10.24								
Number of accumulation units outstanding at end of period	774	7								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.74	$8.70								
Value at end of period	$7.50	$5.74								
Number of accumulation units outstanding at end of period	243	221								
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.03	$8.44								
Value at end of period	$7.70	$6.03								
Number of accumulation units outstanding at end of period	2,013	1,750								
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$7.48	$9.06								
Value at end of period	$9.11	$7.48								
Number of accumulation units outstanding at end of period	6,284	6,347								
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.57	$8.60								
Value at end of period	$8.09	$6.57								
Number of accumulation units outstanding at end of period	4,124	3,800								
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.44	$9.26								
Value at end of period	$8.31	$6.44								
Number of accumulation units outstanding at end of period	29	21								
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.71	$8.34								
Value at end of period	$7.18	$5.71								
Number of accumulation units outstanding at end of period	1,315	874								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.60	$6.11
Value at end of period									$6.11	$8.34
Number of accumulation units outstanding at end of period									46	81
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.47	$5.11
Value at end of period									$5.11	$9.22
Number of accumulation units outstanding at end of period									5,493	7,544
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.10	$5.85
Value at end of period									$5.85	$7.97
Number of accumulation units outstanding at end of period									297	811
PAX WORLD BALANCED FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.14	$6.89
Value at end of period									$6.89	$8.30
Number of accumulation units outstanding at end of period									116	299
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.71	$9.53
Value at end of period									$9.53	$11.20
Number of accumulation units outstanding at end of period									1,329	855
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$7.65	$4.12
Value at end of period									$4.12	$7.13
Number of accumulation units outstanding at end of period									3,212	3,495
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$7.29
Value at end of period										$10.08
Number of accumulation units outstanding at end of period										306
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$9.02	$6.20
Value at end of period									$6.20	$7.84
Number of accumulation units outstanding at end of period									187	0
SMALLCAP WORLD FUND®										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.85	$5.48
Value at end of period									$5.48	$8.35
Number of accumulation units outstanding at end of period									22	30
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.29	$10.59
Value at end of period									$10.59	$12.49
Number of accumulation units outstanding at end of period									233	1,623

CFI 379

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.91	$8.83								
Value at end of period	$7.89	$5.91								
Number of accumulation units outstanding at end of period	25,848	21,786								
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.11	$7.66								
Value at end of period	$7.59	$5.11								
Number of accumulation units outstanding at end of period	100	132								
WANGER SELECT										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$4.80	$8.52								
Value at end of period	$7.92	$4.80								
Number of accumulation units outstanding at end of period	1,129	1,348								
WANGER USA										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$5.83	$9.06								
Value at end of period	$8.22	$5.83								
Number of accumulation units outstanding at end of period	151	88								
WASHINGTON MUTUAL INVESTORS FUND^SM										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.43	$8.61								
Value at end of period	$7.59	$6.43								
Number of accumulation units outstanding at end of period	527	177								

TABLE 45

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during January 2000)										
Value at beginning of period		$11.94	$10.75	$10.19	$9.44	$8.92	$6.94	$9.254	$12.16	$13.372
Value at end of period		$6.81	$11.94	$10.75	$10.19	$9.44	$8.92	$6.94	$9.254	$12.16
Number of accumulation units outstanding at end of period		0	20,410	21,967	12,160	10,171	10,287	9	8,302	38,763
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during October 1999)										
Value at beginning of period		$11.02	$10.28	$8.88	$8.50	$7.86	$6.37	$7.605	$9.935	$11.721
Value at end of period		$7.64	$11.02	$10.28	$8.88	$8.50	$7.86	$6.37	$7.605	$9.935
Number of accumulation units outstanding at end of period		0	12,263	11,329	6,724	6,085	5,120	3,866	2,816	11,950
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period		$25.99	$25.49	$23.63	$22.54	$20.99	$17.73	$20.347	$22.04	$22.935
Value at end of period		$17.70	$25.99	$25.49	$23.63	$22.54	$20.99	$17.73	$20.347	$22.04
Number of accumulation units outstanding at end of period		0	3,425	3,482	4,096	3,526	3,121	2,632	3,726	3,041
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.10	$9.01								
Value at end of period	$8.00	$6.10								
Number of accumulation units outstanding at end of period	180,796	168,795								

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$12.71	$13.79	$16.67	$19.66	$11.59
Value at end of period						$13.79	$16.67	$19.66	$11.59	$16.00
Number of accumulation units outstanding at end of period						3,284	7,970	10,808	27,027	33,940
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$24.296	$22.507	$19.593	$17.62	$22.45	$25.72	$29.84	$33.07	$38.58	$22.00
Value at end of period	$22.507	$19.593	$17.62	$22.45	$25.72	$29.84	$33.07	$38.58	$22.00	$29.62
Number of accumulation units outstanding at end of period	76,555	56,333	64,126	69,294	78,803	116,047	142,497	145,423	145,938	212,686
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$18.519	$19.919	$18.78	$15.47	$20.01	$22.13	$23.25	$27.72	$27.92	
Value at end of period	$19.919	$18.78	$15.47	$20.01	$22.13	$23.25	$27.72	$27.92	$15.88	
Number of accumulation units outstanding at end of period	25,298	23,278	32,379	37,714	41,498	45,682	44,943	47,875	0	
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$26.262	$23.193	$18.946	$13.14	$17.31	$17.76	$18.64	$19.75	$24.88	$13.04
Value at end of period	$23.193	$18.946	$13.14	$17.31	$17.76	$18.64	$19.75	$24.88	$13.04	$16.59
Number of accumulation units outstanding at end of period	103,625	76,737	92,639	104,176	110,098	95,310	83,958	73,759	95,499	0
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$19.438	$15.599	$12.198	$9.65	$13.72	$15.47	$18.27	$21.40	$24.90	
Value at end of period	$15.599	$12.198	$9.65	$13.72	$15.47	$18.27	$21.40	$24.90	$13.88	
Number of accumulation units outstanding at end of period	9,134	7,544	5,109	11,577	8,504	8,187	7,983	9,673	0	
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$10.71	$9.28	$12.17	$14.94	$16.12	$18.71	$18.12	$12.04
Value at end of period			$9.28	$12.17	$14.94	$16.12	$18.71	$18.12	$12.04	$15.42
Number of accumulation units outstanding at end of period			328	6,039	20,826	38,869	27,737	32,581	28,953	31,775
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during May 2008)										
Value at beginning of period									$10.17	$6.12
Value at end of period									$6.12	$8.09
Number of accumulation units outstanding at end of period									532,615	506,994
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2002)										
Value at beginning of period			$8.26	$8.11	$10.90	$13.12	$14.03	$16.07	$15.48	$11.28
Value at end of period			$8.11	$10.90	$13.12	$14.03	$16.07	$15.48	$11.28	$15.18
Number of accumulation units outstanding at end of period			19	293	3,944	3,583	4,748	5,925	6,124	7,693
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$12.70	$13.41	$17.19	$19.85	
Value at end of period						$13.41	$17.19	$19.85	$11.10	
Number of accumulation units outstanding at end of period						457	2,360	3,849	0	
ING BALANCED PORTFOLIO										
Value at beginning of period	$24.619	$24.286	$23.078	$20.53	$24.21	$26.28	$27.18	$29.66	$31.06	
Value at end of period	$24.286	$23.078	$20.53	$24.21	$26.28	$27.18	$29.66	$31.06	$22.15	
Number of accumulation units outstanding at end of period	227,797	95,722	88,272	85,541	81,457	81,843	69,428	61,710	0	
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$10.56	$10.93	
Value at end of period								$10.93	$6.39	
Number of accumulation units outstanding at end of period								182	0	

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53	$8.80			
Value at end of period	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53			
Number of accumulation units outstanding at end of period	21,025	20,859	23,133	23,479	23,357	16	8,265			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period		$10.44	$10.67							
Value at end of period		$6.32	$10.44							
Number of accumulation units outstanding at end of period		0	64,528							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$3.06	$5.13	$4.34	$4.08	$3.68	$3.76	$2.60	$4.469	$5.848	$8.618
Value at end of period	$4.64	$3.06	$5.13	$4.34	$4.08	$3.68	$3.76	$2.60	$4.469	$5.848
Number of accumulation units outstanding at end of period	175,214	178,798	179,166	174,066	167,365	153,745	139,563	81,539	37,135	52,014
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.90	$6.71								
Number of accumulation units outstanding at end of period	7,090	5,061								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$6.14	$10.07	$12.34	$10.42						
Value at end of period	$8.28	$6.14	$10.07	$12.34						
Number of accumulation units outstanding at end of period	21,837	8,929	3,511	12,852						
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period		$10.31	$10.28							
Value at end of period		$6.74	$10.31							
Number of accumulation units outstanding at end of period		0	340							
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period		$21.60	$20.90	$18.50	$17.95	$16.69	$13.05			
Value at end of period		$13.02	$21.60	$20.90	$18.50	$17.95	$16.69			
Number of accumulation units outstanding at end of period		0	3,163	1,697	808	1,152	1,609			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.68	$13.68	$12.70	$11.24	$10.67					
Value at end of period	$11.53	$9.68	$13.68	$12.70	$11.24					
Number of accumulation units outstanding at end of period	12,867	11,914	3,898	1,817	1,334					
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.03	$14.95	$13.17	$11.86	$10.96					
Value at end of period	$12.46	$9.03	$14.95	$13.17	$11.86					
Number of accumulation units outstanding at end of period	226,742	226,366	2,930	3,387	213					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.92	$13.53	$9.69							
Value at end of period	$10.80	$7.92	$13.53							
Number of accumulation units outstanding at end of period	53,647	47,843	30,843							

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period		$27.23	$25.56	$22.56	$21.03	$19.56	$15.64	$21.015	$25.963	$29.394
Value at end of period		$16.85	$27.23	$25.56	$22.56	$21.03	$19.56	$15.64	$21.015	$25.963
Number of accumulation units outstanding at end of period		0	175,649	212,796	251,743	277,870	286,831	297,219	350,781	868,958
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period		$23.72	$22.76	$20.03	$19.16	$17.46	$13.95	$17.926	$20.92	$23.277
Value at end of period		$14.77	$23.72	$22.76	$20.03	$19.16	$17.46	$13.95	$17.926	$20.92
Number of accumulation units outstanding at end of period		0	133,424	136,756	146,524	140,917	120,969	97,109	79,445	378,291
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period		$24.22	$23.15	$21.32	$19.34	$16.72	$12.72	$14.592	$14.906	$12.53
Value at end of period		$15.00	$24.22	$23.15	$21.32	$19.34	$16.72	$12.72	$14.592	$14.906
Number of accumulation units outstanding at end of period		0	59,202	62,234	65,545	56,917	47,856	358,285	18,728	46,569
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period		$16.96	$18.23	$16.15	$15.12	$12.49	$9.25	$10.739	$10.571	$9.703
Value at end of period		$11.18	$16.96	$18.23	$16.15	$15.12	$12.49	$9.25	$10.739	$10.571
Number of accumulation units outstanding at end of period		0	11,940	15,670	20,542	20,570	18,770	13,905	5,891	12,341
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$19.54	$21.52	$20.46	$19.82	$19.37	$18.62	$17.65	$16.426	$15.227	$13.999
Value at end of period	$21.62	$19.54	$21.52	$20.46	$19.82	$19.37	$18.62	$17.65	$16.426	$15.227
Number of accumulation units outstanding at end of period	20,038	21,798	23,108	26,043	31,506	29,875	27,953	25,268	23,648	17,781
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.92									
Value at end of period	$7.53									
Number of accumulation units outstanding at end of period	14,627									
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35	$8.03	$8.69		
Value at end of period	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35	$8.03		
Number of accumulation units outstanding at end of period	42,101	42,886	6,888	7,576	7,956	3,692	1,046	625		
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.35	$8.76								
Value at end of period	$7.24	$5.35								
Number of accumulation units outstanding at end of period	1,279	930								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period		$24.88	$18.11	$13.45	$11.21					
Value at end of period		$12.03	$24.88	$18.11	$13.45					
Number of accumulation units outstanding at end of period		0	15,966	12,050	3,322					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.91	$17.93	$17.66	$15.28	$14.19	$11.86	$9.20	$9.30		
Value at end of period	$14.84	$11.91	$17.93	$17.66	$15.28	$14.19	$11.86	$9.20		
Number of accumulation units outstanding at end of period	8,383	7,663	10,002	6,967	4,986	2,888	576	99		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period		$12.78	$13.11	$11.33	$11.30					
Value at end of period		$8.88	$12.78	$13.11	$11.33					
Number of accumulation units outstanding at end of period		0	1,200	959	70					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period		$17.05	$17.47	$15.96	$14.44	$13.27	$9.68	$15.08	$20.326	$28.769
Value at end of period		$10.28	$17.05	$17.47	$15.96	$14.44	$13.27	$9.68	$15.08	$20.326
Number of accumulation units outstanding at end of period		0	74,616	83,164	90,932	111,023	114,338	109,090	102,235	200,927

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$10.80	$11.21	
Value at end of period								$11.21	$7.07	
Number of accumulation units outstanding at end of period								96,943	0	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.68	$12.47	$15.34	$18.35	$9.19
Value at end of period						$12.47	$15.34	$18.35	$9.19	$12.54
Number of accumulation units outstanding at end of period						115	5,257	6,949	6,716	7,499
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.44	$11.32	$12.48	$12.74	$14.15	$14.60	
Value at end of period				$11.32	$12.48	$12.74	$14.15	$14.60	$11.24	
Number of accumulation units outstanding at end of period				96	803	5,113	4,235	5,599	0	
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.82	$11.44	$14.85	$18.76	$11.60
Value at end of period						$11.44	$14.85	$18.76	$11.60	$15.28
Number of accumulation units outstanding at end of period						3,243	7,566	17,801	21,966	21,155
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2002)										
Value at beginning of period			$7.08	$6.96	$9.44	$10.44	$11.43	$12.23	$15.25	
Value at end of period			$6.96	$9.44	$10.44	$11.43	$12.23	$15.25	$9.44	
Number of accumulation units outstanding at end of period			5	817	3,321	1,757	2,143	2,237	0	
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.047	$13.769	$14.197	$14.31	$14.33	$14.36	$14.68	$15.27	$15.93	$16.22
Value at end of period	$13.769	$14.197	$14.31	$14.33	$14.36	$14.68	$15.27	$15.93	$16.22	$16.15
Number of accumulation units outstanding at end of period	117,584	77,732	52,594	39,761	32,437	20,415	33,694	56,606	61,458	32,923
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.02	$11.70	$13.69	$14.47	
Value at end of period						$11.70	$13.69	$14.47	$8.57	
Number of accumulation units outstanding at end of period						350,684	335,930	321,849	0	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.89	$10.05	$10.81	$11.66	$9.77
Value at end of period						$10.05	$10.81	$11.66	$9.77	$11.79
Number of accumulation units outstanding at end of period						34,987	30,773	29,996	26,197	27,838
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$19.103	$20.884	$18.725	$13.75	$17.00	$18.57	$19.72	$22.70	$23.20	
Value at end of period	$20.884	$18.725	$13.75	$17.00	$18.57	$19.72	$22.70	$23.20	$14.82	
Number of accumulation units outstanding at end of period	14,448	20,417	21,711	24,442	25,184	24,030	22,816	21,455	0	
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.40	$10.51	$11.36	$11.60	$8.91
Value at end of period						$10.51	$11.36	$11.60	$8.91	$13.21
Number of accumulation units outstanding at end of period						713	2,009	3,054	9,180	13,760
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$10.13	$10.75	$11.10	$11.48	$11.63	$12.00	$13.02	$12.89
Value at end of period			$10.75	$11.10	$11.48	$11.63	$12.00	$13.02	$12.89	$14.41
Number of accumulation units outstanding at end of period			80	5,072	8,166	7,399	8,009	13,013	15,482	18,966

Condensed Financial Information (continued)

ING PIONEER EQUITY INCOME PORTFOLIO
(Funds were first received in this option during July 2007)

	2009	2008	2007
Value at beginning of period	$6.36	$9.18	$9.40
Value at end of period	$7.11	$6.36	$9.18
Number of accumulation units outstanding at end of period	64,104	60,249	60,116

ING PIONEER FUND PORTFOLIO
(Funds were first received in this option during July 2006)

	2009	2008	2007	2006
Value at beginning of period	$7.35	$11.31	$10.83	$9.75
Value at end of period	$9.07	$7.35	$11.31	$10.83
Number of accumulation units outstanding at end of period	2,530	2,070	1,739	304

ING PIONEER HIGH YIELD PORTFOLIO
(Funds were first received in this option during December 2006)

	2008	2007	2006
Value at beginning of period	$11.17	$10.61	$10.58
Value at end of period	$7.82	$11.17	$10.61
Number of accumulation units outstanding at end of period	0	2,360	2

ING PIONEER MID CAP VALUE PORTFOLIO
(Funds were first received in this option during July 2006)

	2008	2007	2006
Value at beginning of period	$11.15	$10.63	$9.30
Value at end of period	$7.42	$11.15	$10.63
Number of accumulation units outstanding at end of period	0	29,968	34

ING RUSSELL™ LARGE CAP INDEX PORTFOLIO
(Funds were first received in this option during November 2008)

	2009	2008
Value at beginning of period	$6.64	$6.30
Value at end of period	$8.16	$6.64
Number of accumulation units outstanding at end of period	271,465	275,244

ING RUSSELL™ MID CAP INDEX PORTFOLIO
(Funds were first received in this option during November 2008)

	2009	2008
Value at beginning of period	$5.93	$5.89
Value at end of period	$8.25	$5.93
Number of accumulation units outstanding at end of period	147,717	147,022

ING RUSSELL™ SMALL CAP INDEX PORTFOLIO
(Funds were first received in this option during July 2009)

	2009
Value at beginning of period	$6.90
Value at end of period	$8.75
Number of accumulation units outstanding at end of period	16

ING SMALLCAP OPPORTUNITIES PORTFOLIO
(Funds were first received in this option during August 2002)

	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$9.95	$9.11	$8.16	$7.54	$6.90	$5.02	$5.65
Value at end of period	$6.46	$9.95	$9.11	$8.16	$7.54	$6.90	$5.02
Number of accumulation units outstanding at end of period	0	2,506	2,104	1,318	723	8,231	85

ING SMALL COMPANY PORTFOLIO

	2008	2007	2006	2005	2004	2003	2002	2001	2000
Value at beginning of period	$30.47	$29.01	$25.04	$22.89	$20.17	$14.79	$19.418	$18.822	$17.778
Value at end of period	$20.84	$30.47	$29.01	$25.04	$22.89	$20.17	$14.79	$19.418	$18.822
Number of accumulation units outstanding at end of period	0	26,605	25,658	27,097	26,937	26,385	22,296	17,605	39,273

ING SOLUTION 2015 PORTFOLIO
(Funds were first received in this option during October 2005)

	2009	2008	2007	2006	2005
Value at beginning of period	$8.86	$12.22	$11.77	$10.71	$10.38
Value at end of period	$10.76	$8.86	$12.22	$11.77	$10.71
Number of accumulation units outstanding at end of period	8,442	7,208	38,153	5,713	15

ING SOLUTION 2025 PORTFOLIO
(Funds were first received in this option during January 2006)

	2009	2008	2007	2006
Value at beginning of period	$8.32	$12.68	$12.22	$11.25
Value at end of period	$10.38	$8.32	$12.68	$12.22
Number of accumulation units outstanding at end of period	23,662	20,100	14,613	21,572

CFI 385

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.48	$12.57	$13.13	$8.20
Value at end of period							$12.57	$13.13	$8.20	$10.45
Number of accumulation units outstanding at end of period							4,567	8,961	51,405	52,485
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.68	$12.91	$13.55	$8.08
Value at end of period							$12.91	$13.55	$8.08	$10.41
Number of accumulation units outstanding at end of period							3,166	9,808	14,260	20,047
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$11.37	$11.49	$9.50
Value at end of period								$11.49	$9.50	$11.04
Number of accumulation units outstanding at end of period								2,392	2,431	640
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$15.222	$15.828	$15.328	$14.55	$16.40	$17.57	$18.10	$19.45	$20.42	
Value at end of period	$15.828	$15.328	$14.55	$16.40	$17.57	$18.10	$19.45	$20.42	$15.48	
Number of accumulation units outstanding at end of period	55,825	5,229	3,078	4,511	4,460	4,446	4,795	5,091	0	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$18.122	$17.858	$15.67	$13.41	$16.54	$18.38	$19.36	$21.74	$22.65	
Value at end of period	$17.858	$15.67	$13.41	$16.54	$18.38	$19.36	$21.74	$22.65	$14.37	
Number of accumulation units outstanding at end of period	15,636	9,376	9,348	10,040	9,323	10,341	11,975	9,611	0	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$16.624	$16.561	$15.279	$13.71	$16.25	$17.77	$18.46	$20.36	$21.30	
Value at end of period	$16.561	$15.279	$13.71	$16.25	$17.77	$18.46	$20.36	$21.30	$14.69	
Number of accumulation units outstanding at end of period	10,579	5,458	7,208	6,848	6,889	6,425	6,466	9,226	0	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.65	$10.97	$12.47	$12.92	$9.29
Value at end of period						$10.97	$12.47	$12.92	$9.29	$12.28
Number of accumulation units outstanding at end of period						3,553	11,468	27,063	32,285	28,872
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.94	$11.14	$12.06	$13.56	
Value at end of period						$11.14	$12.06	$13.56	$7.65	
Number of accumulation units outstanding at end of period						339,121	298,591	256,546	0	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during November 2003)										
Value at beginning of period				$11.42	$12.21	$13.92	$14.35	$16.95	$17.33	$11.06
Value at end of period				$12.21	$13.92	$14.35	$16.95	$17.33	$11.06	$13.71
Number of accumulation units outstanding at end of period				87	1,827	12,211	14,819	21,525	158,900	166,560
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$22.144	$21.96	$19.559	$14.88	$19.33	$21.10	$22.22	$24.98	$27.23	$15.61
Value at end of period	$21.96	$19.559	$14.88	$19.33	$21.10	$22.22	$24.98	$27.23	$15.61	$22.14
Number of accumulation units outstanding at end of period	55,667	39,247	41,814	48,392	50,275	55,772	53,823	48,672	44,471	44,193
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.51	$11.09	$11.27	$6.74
Value at end of period							$11.09	$11.27	$6.74	$8.85
Number of accumulation units outstanding at end of period							1,587	2,540	3,375	4,786

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$35.839	$33.521	$25.021	$17.33	$22.02	$24.66	$24.85	$28.80	$30.64	
Value at end of period	$33.521	$25.021	$17.33	$22.02	$24.66	$24.85	$28.80	$30.64	$18.31	
Number of accumulation units outstanding at end of period	35,540	17,946	20,407	19,792	19,335	14,130	12,777	12,246	0	
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period										$10.17
Value at end of period										$10.73
Number of accumulation units outstanding at end of period										6
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$20.735	$19.648	$15.42	$11.49	$14.24	$16.21	$17.59	$19.99	$20.06	
Value at end of period	$19.648	$15.42	$11.49	$14.24	$16.21	$17.59	$19.99	$20.06	$11.99	
Number of accumulation units outstanding at end of period	76,323	39,548	3,409	37,740	37,904	36,918	33,807	29,290	0	
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period			$8.15	$8.33	$10.72	$12.41	$12.74	$14.65	$14.20	
Value at end of period			$8.33	$10.72	$12.41	$12.74	$14.65	$14.20	$8.95	
Number of accumulation units outstanding at end of period			17	751	4,594	8,280	9,043	10,159	0	
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.98	$10.73	$11.99	$12.32	$9.37
Value at end of period						$10.73	$11.99	$12.32	$9.37	$11.40
Number of accumulation units outstanding at end of period						137,161	126,104	112,324	234,751	220,683
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.71	$11.08	$12.75	$12.97	$8.72
Value at end of period						$11.08	$12.75	$12.97	$8.72	$10.72
Number of accumulation units outstanding at end of period						1,179	4,225	6,303	6,335	7,093
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$9.88	$10.54	$10.07	
Value at end of period							$10.54	$10.07	$6.72	
Number of accumulation units outstanding at end of period							829	34	0	
LOOMIS SAYLES SMALL CAP VALUE FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$10.09	$7.17
Value at end of period									$7.17	$9.14
Number of accumulation units outstanding at end of period									99,617	94,683
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period			$8.61	$8.38	$10.37	$12.76	$13.70	$15.25	$15.22	
Value at end of period			$8.38	$10.37	$12.76	$13.70	$15.25	$15.22	$9.15	
Number of accumulation units outstanding at end of period			1,455	22,574	43,373	85,245	89,562	90,317	0	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$9.79	$10.73	$11.42	
Value at end of period							$10.73	$11.42	$6.92	
Number of accumulation units outstanding at end of period							146	29	0	
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.91	$14.90	$17.13	$10.56
Value at end of period							$14.90	$17.13	$10.56	$14.40
Number of accumulation units outstanding at end of period							1,862	1,808	256,382	268,153

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$37.03	$41.15	$51.10	$67.85	$34.98
Value at end of period						$41.15	$51.10	$67.85	$34.98	$63.07
Number of accumulation units outstanding at end of period						3,274	7,494	11,408	20,457	29,125
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.80	$11.76	$13.42	$13.15	
Value at end of period						$11.76	$13.42	$13.15	$8.11	
Number of accumulation units outstanding at end of period						18	3,819	4,436	0	
PAX WORLD BALANCED FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$11.17	$11.26	$12.37	$13.43	$9.23
Value at end of period						$11.26	$12.37	$13.43	$9.23	$11.11
Number of accumulation units outstanding at end of period						255	592	1,155	8,426	12,946
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$10.85	$10.95	$10.96	$12.01	$11.08
Value at end of period						$10.95	$10.96	$12.01	$11.08	$13.01
Number of accumulation units outstanding at end of period						1,689	1,183	5,283	10,579	19,772
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$10.30	$12.77	
Value at end of period								$12.77	$5.29	
Number of accumulation units outstanding at end of period								11,602	0	
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$10.74	$10.80	$11.62	$12.20	
Value at end of period						$10.80	$11.62	$12.20	$7.82	
Number of accumulation units outstanding at end of period						1,227	1,367	5,055	0	
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period									$8.88	$6.19
Value at end of period									$6.19	$7.82
Number of accumulation units outstanding at end of period									66,220	68,063
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$11.14	$11.20	$12.60	$13.86	$14.61
Value at end of period						$11.20	$12.60	$13.86	$14.61	$17.23
Number of accumulation units outstanding at end of period						1,679	2,660	13,166	24,063	25,641
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.73	$12.29	$13.53	$14.88	$8.99
Value at end of period						$12.29	$13.53	$14.88	$8.99	$12.00
Number of accumulation units outstanding at end of period						2,390	9,313	13,963	162,147	173,084
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.78	$10.51	$5.67
Value at end of period								$10.51	$5.67	$8.43
Number of accumulation units outstanding at end of period								3,818	2,794	10,906

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$8.17	$16.16	$14.89	$12.54	$12.60					
Value at end of period	$13.46	$8.17	$16.16	$14.89	$12.54					
Number of accumulation units outstanding at end of period	24,391	13,331	12,439	4,148	21					
WANGER USA										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.58	$14.33	$13.71	$12.81	$11.96					
Value at end of period	$12.10	$8.58	$14.33	$13.71	$12.81					
Number of accumulation units outstanding at end of period	9,968	10,212	2,628	2,743	4,278					
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$8.91	$13.43	$13.03	$11.14	$10.95					
Value at end of period	$10.52	$8.91	$13.43	$13.03	$11.14					
Number of accumulation units outstanding at end of period	98	0	8,027	3,289	829					

TABLE 46
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80% EFFECTIVE MARCH 1, 2007
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$10.44		
Value at end of period	$12.30		
Number of accumulation units outstanding at end of period	1,122		
AIM V.I. CAPITAL APPRECIATION FUND			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.84	$13.75	$12.28
Value at end of period	$9.42	$7.84	$13.75
Number of accumulation units outstanding at end of period	6,580	7,895	7,722
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.43	$13.60	$12.62
Value at end of period	$12.00	$9.43	$13.60
Number of accumulation units outstanding at end of period	5,756	5,242	7,310
ALGER GREEN FUND			
(Funds were first received in this option during November 2009)			
Value at beginning of period	$12.49		
Value at end of period	$12.99		
Number of accumulation units outstanding at end of period	13		
ALLIANZ NFJ LARGE-CAP VALUE FUND			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$6.11	$9.85	
Value at end of period	$7.04	$6.11	
Number of accumulation units outstanding at end of period	4,526	5,201	

CFI 389

Condensed Financial Information (continued)

	2009	2008	2007
AMANA GROWTH FUND			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$9.90		
Value at end of period	$12.30		
Number of accumulation units outstanding at end of period	4,835		
AMANA INCOME FUND			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$10.44		
Value at end of period	$12.04		
Number of accumulation units outstanding at end of period	25,157		
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$10.10		
Value at end of period	$10.73		
Number of accumulation units outstanding at end of period	8,063		
ARTISAN INTERNATIONAL FUND			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$5.58	$9.30	
Value at end of period	$7.73	$5.58	
Number of accumulation units outstanding at end of period	1,864	791	
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND			
(Funds were first received in this option during June 2009)			
Value at beginning of period	$10.47		
Value at end of period	$12.63		
Number of accumulation units outstanding at end of period	85		
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.17	$12.00	$11.76
Value at end of period	$10.16	$8.17	$12.00
Number of accumulation units outstanding at end of period	8,230	7,660	9,839
COLUMBIA MID CAP VALUE FUND			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$6.10	$9.61	
Value at end of period	$8.00	$6.10	
Number of accumulation units outstanding at end of period	10,716	5,054	
COLUMBIA MID CAP VALUE FUND (CLASS Z)			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$6.11	$10.08	
Value at end of period	$8.04	$6.11	
Number of accumulation units outstanding at end of period	152	1,630	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$10.38	$17.61	$14.80
Value at end of period	$14.33	$10.38	$17.61
Number of accumulation units outstanding at end of period	166,556	136,957	96,627
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$8.61	$12.72	$14.20
Value at end of period	$11.09	$8.61	$12.72
Number of accumulation units outstanding at end of period	39,529	40,774	38,606

Condensed Financial Information (continued)

	2009	2008	2007
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.84	$15.50	$13.24
Value at end of period	$11.90	$8.84	$15.50
Number of accumulation units outstanding at end of period	463,388	422,624	372,912
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.63	$13.41	$13.27
Value at end of period	$9.86	$7.63	$13.41
Number of accumulation units outstanding at end of period	58,973	63,469	74,296
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.97	$15.20	$12.04
Value at end of period	$10.14	$7.97	$15.20
Number of accumulation units outstanding at end of period	60,583	66,033	66,322
FIDELITY® VIP OVERSEAS PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.50	$17.04	$14.52
Value at end of period	$11.93	$9.50	$17.04
Number of accumulation units outstanding at end of period	7,671	6,853	10,212
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.48	$12.76	$13.47
Value at end of period	$10.86	$8.48	$12.76
Number of accumulation units outstanding at end of period	21,562	19,672	22,636
FUNDAMENTAL INVESTORS^{SM}			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$6.12	$9.80	
Value at end of period	$8.09	$6.12	
Number of accumulation units outstanding at end of period	26,512	13,284	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.18	$12.60	$13.25
Value at end of period	$12.36	$9.18	$12.60
Number of accumulation units outstanding at end of period	4,596	3,772	3,347
ING ARTIO FOREIGN PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.89	$17.69	$15.21
Value at end of period	$11.80	$9.89	$17.69
Number of accumulation units outstanding at end of period	37,827	31,366	19,643
ING BALANCED PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.78	$12.31	$11.76
Value at end of period	$10.39	$8.78	$12.31
Number of accumulation units outstanding at end of period	220,709	232,643	262,619
ING BARON ASSET PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$6.43	$10.99	$10.51
Value at end of period	$8.56	$6.43	$10.99
Number of accumulation units outstanding at end of period	3,695	1,034	754

CFI 391

	2009	2008	2007
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.75	$13.29	$12.77
Value at end of period	$10.39	$7.75	$13.29
Number of accumulation units outstanding at end of period	32,265	28,007	15,999
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$6.32	$10.44	$10.67
Value at end of period	$8.19	$6.32	$10.44
Number of accumulation units outstanding at end of period	19,879	18,763	29,052
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.53	$15.96	$13.54
Value at end of period	$14.44	$9.53	$15.96
Number of accumulation units outstanding at end of period	14,657	14,899	10,365
ING CLARION GLOBAL REAL ESTATE PORTFOLIO			
(Funds were first received in this option during September 2008)			
Value at beginning of period	$6.71	$9.74	
Value at end of period	$8.90	$6.71	
Number of accumulation units outstanding at end of period	7,535	6,979	
ING CLARION REAL ESTATE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$6.17	$10.12	$13.08
Value at end of period	$8.32	$6.17	$10.12
Number of accumulation units outstanding at end of period	6,588	6,625	3,164
ING COLUMBIA SMALL CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$6.78	$10.37	$10.34
Value at end of period	$8.39	$6.78	$10.37
Number of accumulation units outstanding at end of period	1,731	94	85
ING DAVIS NEW YORK VENTURE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.86	$13.04	$12.53
Value at end of period	$10.27	$7.86	$13.04
Number of accumulation units outstanding at end of period	2,627	675	991
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$9.79	$13.84	$12.98
Value at end of period	$11.66	$9.79	$13.84
Number of accumulation units outstanding at end of period	1,748	1,410	1,095
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.13	$15.13	$13.43
Value at end of period	$12.61	$9.13	$15.13
Number of accumulation units outstanding at end of period	49,152	33,278	17,177
ING GLOBAL RESOURCES PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.94	$13.56	$10.12
Value at end of period	$10.83	$7.94	$13.56
Number of accumulation units outstanding at end of period	41,649	36,869	32,694

Condensed Financial Information (continued)

	2009	2008	2007
ING GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.40	$13.58	$12.62
Value at end of period	$10.85	$8.40	$13.58
Number of accumulation units outstanding at end of period	224,808	234,804	259,820
ING INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.19	$13.15	$12.46
Value at end of period	$10.01	$8.19	$13.15
Number of accumulation units outstanding at end of period	114,603	122,044	142,278
ING INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.23	$13.29	$13.13
Value at end of period	$10.76	$8.23	$13.29
Number of accumulation units outstanding at end of period	141,957	144,516	147,986
ING INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.00	$12.14	$13.16
Value at end of period	$9.91	$8.00	$12.14
Number of accumulation units outstanding at end of period	26,217	27,913	33,827
ING INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$10.16	$11.19	$10.79
Value at end of period	$11.24	$10.16	$11.19
Number of accumulation units outstanding at end of period	136,850	177,823	166,671
ING INTERNATIONAL INDEX PORTFOLIO			
(Funds were first received in this option during November 2008)			
Value at beginning of period	$5.93	$5.05	
Value at end of period	$7.53	$5.93	
Number of accumulation units outstanding at end of period	10,539	1	
ING INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.46	$16.66	$14.79
Value at end of period	$11.94	$9.46	$16.66
Number of accumulation units outstanding at end of period	7,476	8,433	8,999
ING JANUS CONTRARIAN PORTFOLIO			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$5.35	$9.31	
Value at end of period	$7.24	$5.35	
Number of accumulation units outstanding at end of period	3,794	1,455	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$12.17	$25.18	$17.89
Value at end of period	$20.71	$12.17	$25.18
Number of accumulation units outstanding at end of period	13,331	7,416	14,909
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.59	$12.93	$13.01
Value at end of period	$10.71	$8.59	$12.93
Number of accumulation units outstanding at end of period	52,840	44,280	35,979

Condensed Financial Information (continued)

	2009	2008	2007
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.99	$12.93	$13.58
Value at end of period	$11.35	$8.99	$12.93
Number of accumulation units outstanding at end of period	2,626	1,384	1,284
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.78	$12.90	$12.80
Value at end of period	$10.21	$7.78	$12.90
Number of accumulation units outstanding at end of period	24,349	27,740	29,277
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.11	$11.26	$10.73
Value at end of period	$8.39	$7.11	$11.26
Number of accumulation units outstanding at end of period	94,424	101,750	112,473
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$6.58	$10.23	
Value at end of period	$8.45	$6.58	
Number of accumulation units outstanding at end of period	1,152	951	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.30	$18.56	$15.15
Value at end of period	$12.69	$9.30	$18.56
Number of accumulation units outstanding at end of period	5,935	4,904	4,867
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.30	$12.08	$11.82
Value at end of period	$10.88	$9.30	$12.08
Number of accumulation units outstanding at end of period	2,327	3,232	3,133
ING MFS UTILITIES PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$11.73	$18.99	$16.57
Value at end of period	$15.46	$11.73	$18.99
Number of accumulation units outstanding at end of period	6,210	5,660	7,944
ING MIDCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.70	$15.67	$12.80
Value at end of period	$13.61	$9.70	$15.67
Number of accumulation units outstanding at end of period	126	104	600
ING MONEY MARKET PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$11.41	$11.20	$10.81
Value at end of period	$11.35	$11.41	$11.20
Number of accumulation units outstanding at end of period	27,390	65,820	55,530
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.87	$14.97	$14.00
Value at end of period	$12.27	$8.87	$14.97
Number of accumulation units outstanding at end of period	139,273	143,517	172,507

CFI 394

Condensed Financial Information (continued)

	2009	2008	2007
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.96	$11.89	$11.17
Value at end of period	$12.02	$9.96	$11.89
Number of accumulation units outstanding at end of period	75,277	73,897	69,804
ING OPPORTUNISTIC LARGECAP PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.46	$13.24	$12.89
Value at end of period	$9.66	$8.46	$13.24
Number of accumulation units outstanding at end of period	26,975	8,039	7,447
ING PIMCO HIGH YIELD PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.02	$11.73	$11.69
Value at end of period	$13.36	$9.02	$11.73
Number of accumulation units outstanding at end of period	8,221	2,165	3,344
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$11.32	$11.43	$10.67
Value at end of period	$12.64	$11.32	$11.43
Number of accumulation units outstanding at end of period	129,223	66,132	48,660
ING PIONEER EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$6.40	$9.23	$9.44
Value at end of period	$7.15	$6.40	$9.23
Number of accumulation units outstanding at end of period	284,567	264,071	192,970
ING PIONEER FUND PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.39	$11.37	$10.91
Value at end of period	$9.12	$7.39	$11.37
Number of accumulation units outstanding at end of period	9,500	8,479	7,920
ING PIONEER HIGH YIELD PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$7.86	$11.23	$11.29
Value at end of period	$13.03	$7.86	$11.23
Number of accumulation units outstanding at end of period	8,559	1,198	1,055
ING PIONEER MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.46	$11.21	$11.00
Value at end of period	$9.28	$7.46	$11.21
Number of accumulation units outstanding at end of period	45,799	38,821	38,854
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$10.71		
Value at end of period	$12.57		
Number of accumulation units outstanding at end of period	1,384		
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$6.64	$10.05	
Value at end of period	$8.16	$6.64	
Number of accumulation units outstanding at end of period	3,556	1,013	

CFI 395

	2009	2008	2007
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO			
(Funds were first received in this option during July 2009)			
Value at beginning of period	$10.06		
Value at end of period	$11.86		
Number of accumulation units outstanding at end of period	711		
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO			
(Funds were first received in this option during August 2009)			
Value at beginning of period	$11.41		
Value at end of period	$12.86		
Number of accumulation units outstanding at end of period	1,101		
ING RUSSELL™ MID CAP INDEX PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$5.57		
Value at end of period	$8.25		
Number of accumulation units outstanding at end of period	1,027		
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO			
(Funds were first received in this option during January 2009)			
Value at beginning of period	$7.04		
Value at end of period	$8.75		
Number of accumulation units outstanding at end of period	920		
ING SMALLCAP OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.57	$14.72	$13.79
Value at end of period	$12.44	$9.57	$14.72
Number of accumulation units outstanding at end of period	4,297	3,555	3,287
ING SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.96	$14.56	$14.18
Value at end of period	$12.60	$9.96	$14.56
Number of accumulation units outstanding at end of period	55,858	47,319	45,927
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$8.97	$12.36	$12.07
Value at end of period	$10.88	$8.97	$12.36
Number of accumulation units outstanding at end of period	23,640	16,605	11,202
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$8.42	$12.83	$12.54
Value at end of period	$10.51	$8.42	$12.83
Number of accumulation units outstanding at end of period	25,924	26,858	18,618
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$8.30	$13.28	$12.89
Value at end of period	$10.57	$8.30	$13.28
Number of accumulation units outstanding at end of period	27,640	18,920	8,291
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$8.18	$13.71	$13.25
Value at end of period	$10.53	$8.18	$13.71
Number of accumulation units outstanding at end of period	15,746	12,035	9,149

Condensed Financial Information (continued)

	2009	2008	2007
ING SOLUTION GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$7.66	$9.26	
Value at end of period	$9.14	$7.66	
Number of accumulation units outstanding at end of period	100	99	
ING SOLUTION GROWTH PORTFOLIO			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$6.93	$9.03	
Value at end of period	$8.55	$6.93	
Number of accumulation units outstanding at end of period	495	100	
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$9.61	$11.63	$11.31
Value at end of period	$11.17	$9.61	$11.63
Number of accumulation units outstanding at end of period	465	123	1,177
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.10	$12.00	$11.47
Value at end of period	$10.64	$9.10	$12.00
Number of accumulation units outstanding at end of period	5,637	7,500	6,367
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.24	$12.99	$12.42
Value at end of period	$10.24	$8.24	$12.99
Number of accumulation units outstanding at end of period	20,024	19,418	21,424
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.63	$12.52	$11.94
Value at end of period	$10.43	$8.63	$12.52
Number of accumulation units outstanding at end of period	7,506	9,833	9,697
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.40	$13.07	$12.68
Value at end of period	$12.42	$9.40	$13.07
Number of accumulation units outstanding at end of period	184,173	158,864	107,270
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.08	$14.33	$13.08
Value at end of period	$11.74	$8.08	$14.33
Number of accumulation units outstanding at end of period	76,390	76,134	83,507
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.31	$13.02	$12.73
Value at end of period	$10.30	$8.31	$13.02
Number of accumulation units outstanding at end of period	24,705	11,927	10,953
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.07	$14.08	$12.83
Value at end of period	$11.45	$8.07	$14.08
Number of accumulation units outstanding at end of period	55,952	54,369	56,241

CFI 397

Condensed Financial Information (continued)

	2009	2008	2007
ING TEMPLETON FOREIGN EQUITY PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$6.31	$10.20	
Value at end of period	$8.27	$6.31	
Number of accumulation units outstanding at end of period	20,206	25,435	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during April 2007)			
Value at beginning of period	$6.78	$11.33	$11.32
Value at end of period	$8.90	$6.78	$11.33
Number of accumulation units outstanding at end of period	1,786	1,760	1,845
ING THORNBURG VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.01	$13.41	$12.75
Value at end of period	$11.51	$8.01	$13.41
Number of accumulation units outstanding at end of period	23,578	22,881	21,596
ING U.S. BOND INDEX® PORTFOLIO			
(Funds were first received in this option during December 2008)			
Value at beginning of period	$10.22	$10.00	
Value at end of period	$10.73	$10.22	
Number of accumulation units outstanding at end of period	1,489	20	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.75	$12.97	$12.88
Value at end of period	$10.13	$7.75	$12.97
Number of accumulation units outstanding at end of period	32,057	34,978	37,082
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.57	$12.01	$12.30
Value at end of period	$9.65	$7.57	$12.01
Number of accumulation units outstanding at end of period	50,823	46,204	66,090
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.61	$12.64	$12.21
Value at end of period	$11.70	$9.61	$12.64
Number of accumulation units outstanding at end of period	70,595	70,262	82,177
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.82	$13.12	$12.64
Value at end of period	$10.85	$8.82	$13.12
Number of accumulation units outstanding at end of period	21,499	20,663	15,928
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO			
(Funds were first received in this option during August 2009)			
Value at beginning of period	$7.63		
Value at end of period	$8.72		
Number of accumulation units outstanding at end of period	1,006		
LAZARD U.S. MID CAP EQUITY PORTFOLIO			
(Funds were first received in this option during August 2009)			
Value at beginning of period	$6.37		
Value at end of period	$7.33		
Number of accumulation units outstanding at end of period	9		

	2009	2008	2007
LOOMIS SAYLES SMALL CAP VALUE FUND			
(Funds were first received in this option during August 2008)			
Value at beginning of period	$7.17	$10.23	
Value at end of period	$9.14	$7.17	
Number of accumulation units outstanding at end of period	692	97	
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.65	$12.71	$13.15
Value at end of period	$9.60	$7.65	$12.71
Number of accumulation units outstanding at end of period	42,024	39,803	42,650
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$6.96	$11.48	$10.80
Value at end of period	$9.00	$6.96	$11.48
Number of accumulation units outstanding at end of period	1,046	673	337
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$9.87	$16.01	$13.74
Value at end of period	$13.46	$9.87	$16.01
Number of accumulation units outstanding at end of period	14,543	10,035	8,117
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$11.92	$23.12	$16.99
Value at end of period	$21.49	$11.92	$23.12
Number of accumulation units outstanding at end of period	56,959	43,297	42,831
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.20	$13.30	$13.86
Value at end of period	$11.17	$8.20	$13.30
Number of accumulation units outstanding at end of period	12,236	10,304	11,111
PAX WORLD BALANCED FUND			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.96	$13.03	$11.97
Value at end of period	$10.78	$8.96	$13.03
Number of accumulation units outstanding at end of period	8,326	7,372	5,636
PIMCO VIT REAL RETURN PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$10.28	$11.15	$10.39
Value at end of period	$12.07	$10.28	$11.15
Number of accumulation units outstanding at end of period	15,493	16,658	4,984
PIONEER EMERGING MARKETS VCT PORTFOLIO			
(Funds were first received in this option during June 2007)			
Value at beginning of period	$5.29	$12.77	$10.39
Value at end of period	$9.17	$5.29	$12.77
Number of accumulation units outstanding at end of period	17,040	7,573	30,123
PIONEER HIGH YIELD VCT PORTFOLIO			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.65	$11.94	$11.67
Value at end of period	$12.18	$7.65	$11.94
Number of accumulation units outstanding at end of period	3,880	2,206	4,119

Condensed Financial Information (continued)

	2009	2008	2007
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$6.19	$8.91	
Value at end of period	$7.82	$6.19	
Number of accumulation units outstanding at end of period	31,564	19,702	
SMALLCAP WORLD FUND®			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$5.46	$9.55	
Value at end of period	$8.33	$5.46	
Number of accumulation units outstanding at end of period	2,806	701	
TEMPLETON GLOBAL BOND FUND			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$12.92	$12.26	$11.15
Value at end of period	$15.24	$12.92	$12.26
Number of accumulation units outstanding at end of period	64,157	56,949	24,740
THE BOND FUND OF AMERICA^{SM}			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$8.72	$9.96	
Value at end of period	$9.94	$8.72	
Number of accumulation units outstanding at end of period	9,101	5,684	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.76	$14.48	$13.11
Value at end of period	$11.68	$8.76	$14.48
Number of accumulation units outstanding at end of period	83,435	86,311	62,391
WANGER INTERNATIONAL			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$5.67	$10.51	$10.58
Value at end of period	$8.43	$5.67	$10.51
Number of accumulation units outstanding at end of period	15,734	10,463	3,405
WANGER SELECT			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.93	$15.70	$15.20
Value at end of period	$13.08	$7.93	$15.70
Number of accumulation units outstanding at end of period	42,810	33,603	21,195
WANGER USA			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$7.84	$13.11	$12.75
Value at end of period	$11.06	$7.84	$13.11
Number of accumulation units outstanding at end of period	20,959	16,919	14,524
WASHINGTON MUTUAL INVESTORS FUND^{SM}			
(Funds were first received in this option during March 2007)			
Value at beginning of period	$8.62	$13.01	$12.55
Value at end of period	$10.18	$8.62	$13.01
Number of accumulation units outstanding at end of period	49,353	48,155	50,899

Condensed Financial Information (continued)

TABLE 47

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE DECEMBER 16, 1996

(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$6.71	$11.79	$10.62	$10.09	$9.36	$8.86	$6.91	$9.218	$12.13	$13.745
Value at end of period	$8.05	$6.71	$11.79	$10.62	$10.09	$9.36	$8.86	$6.91	$9.218	$12.13
Number of accumulation units outstanding at end of period	10,685	11,559	13,496	12,287	5,793	5,426	4,770	12,673	8,512	7,589
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.53	$10.88	$10.16	$8.79	$8.43	$7.81	$6.33	$7.575	$9.911	$11.71
Value at end of period	$9.57	$7.53	$10.88	$10.16	$8.79	$8.43	$7.81	$6.33	$7.575	$9.911
Number of accumulation units outstanding at end of period	6,434	6,036	7,190	6,774	3,099	6,402	5,704	5,554	8,421	3,109
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$5.57	$10.25								
Value at end of period	$7.71	$5.57								
Number of accumulation units outstanding at end of period	0	128								
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$17.45	$25.65	$25.20	$23.39	$22.35	$20.84	$17.64	$20.267	$21.987	$22.913
Value at end of period	$21.66	$17.45	$25.65	$25.20	$23.39	$22.35	$20.84	$17.64	$20.267	$21.987
Number of accumulation units outstanding at end of period	3,604	3,789	3,454	3,043	2,963	2,919	2,888	3,346	5,995	5,812
COLUMBIA℠ ACORN® FUND										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.35	$9.31								
Value at end of period	$8.78	$6.35								
Number of accumulation units outstanding at end of period	655	580								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.51	$19.55	$16.60	$13.76	$12.47					
Value at end of period	$15.86	$11.51	$19.55	$16.60	$13.76					
Number of accumulation units outstanding at end of period	11,782	8,651	7,656	2,317	197					
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$21.69	$38.08	$32.70	$29.55	$25.51	$22.30	$17.52	$19.516	$22.453	$24.274
Value at end of period	$29.15	$21.69	$38.08	$32.70	$29.55	$25.51	$22.30	$17.52	$19.516	$22.453
Number of accumulation units outstanding at end of period	36,581	37,172	53,961	48,810	47,548	36,904	38,784	40,914	43,865	39,966
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$15.65	$27.56	$27.40	$23.02	$21.95	$19.87	$15.39	$18.707	$19.871	$18.502
Value at end of period	$20.19	$15.65	$27.56	$27.40	$23.02	$21.95	$19.87	$15.39	$18.707	$19.871
Number of accumulation units outstanding at end of period	28,646	28,604	34,217	32,940	34,562	32,807	32,242	33,035	24,295	13,789
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$12.85	$24.56	$19.53	$18.45	$17.61	$17.19	$13.07	$18.872	$23.137	$26.237
Value at end of period	$16.33	$12.85	$24.56	$19.53	$18.45	$17.61	$17.19	$13.07	$18.872	$23.137
Number of accumulation units outstanding at end of period	29,824	33,604	37,992	35,402	33,625	38,369	40,387	61,965	73,611	63,542

CFI 401

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.68	$24.58	$21.16	$18.09	$15.34	$13.63	$9.59	$12.151	$15.561	$19.42
Value at end of period	$17.15	$13.68	$24.58	$21.16	$18.09	$15.34	$13.63	$9.59	$12.151	$15.561
Number of accumulation units outstanding at end of period	8,409	8,730	9,281	8,159	7,709	8,678	7,677	7,288	4,798	4,699
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.90	$17.94	$18.55	$16.01	$14.86	$12.12	$9.26	$10.97		
Value at end of period	$15.23	$11.90	$17.94	$18.55	$16.01	$14.86	$12.12	$9.26		
Number of accumulation units outstanding at end of period	5,398	4,629	4,722	4,327	3,705	4,473	1,392	203		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.17	$15.35	$15.96	$13.96	$13.06	$10.87	$8.10	$8.35		
Value at end of period	$15.01	$11.17	$15.35	$15.96	$13.96	$13.06	$10.87	$8.10		
Number of accumulation units outstanding at end of period	914	914	914	708	493	616	231	359		
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.02	$19.75	$17.12	$15.20						
Value at end of period	$13.13	$11.02	$19.75	$17.12						
Number of accumulation units outstanding at end of period	861	1,728	1,435	1,337						
ING BALANCED PORTFOLIO										
Value at beginning of period	$21.84	$30.66	$29.32	$26.91	$26.06	$24.05	$20.42	$22.987	$24.228	$24.596
Value at end of period	$25.79	$21.84	$30.66	$29.32	$26.91	$26.06	$24.05	$20.42	$22.987	$24.228
Number of accumulation units outstanding at end of period	10,886	11,756	43,686	46,227	48,380	56,053	67,625	73,073	85,982	83,252
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$6.37	$10.91	$10.11	$9.60						
Value at end of period	$8.47	$6.37	$10.91	$10.11						
Number of accumulation units outstanding at end of period	16	10	6	3						
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$10.83	$18.61	$17.70	$15.51	$14.58	$11.50	$8.73			
Value at end of period	$14.50	$10.83	$18.61	$17.70	$15.51	$14.58	$11.50			
Number of accumulation units outstanding at end of period	608	484	3,015	2,797	2,692	2,376	1,793			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$6.31	$10.43	$10.67							
Value at end of period	$8.16	$6.31	$10.43							
Number of accumulation units outstanding at end of period	21,159	28,318	40,095							
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2000)										
Value at beginning of period	$3.02	$5.07	$4.30	$4.05	$3.65	$3.74	$2.59	$4.458	$5.842	$9.95
Value at end of period	$4.57	$3.02	$5.07	$4.30	$4.05	$3.65	$3.74	$2.59	$4.458	$5.842
Number of accumulation units outstanding at end of period	19,276	16,205	18,825	18,223	17,334	18,325	20,959	35,654	29,525	21,058
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.71	$9.74								
Value at end of period	$8.89	$6.71								
Number of accumulation units outstanding at end of period	1,413	2,071								
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$6.12	$10.04	$12.32	$10.94						
Value at end of period	$8.23	$6.12	$10.04	$12.32						
Number of accumulation units outstanding at end of period	4,787	3,811	4,573	4,104						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$12.88	$21.40	$20.74	$18.39	$17.87	$16.64	$13.21			
Value at end of period	$16.80	$12.88	$21.40	$20.74	$18.39	$17.87	$16.64			
Number of accumulation units outstanding at end of period	4,136	2,675	1,384	1,233	398	486	186			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$9.62	$13.62	$12.67	$11.23	$10.83					
Value at end of period	$11.44	$9.62	$13.62	$12.67	$11.23					
Number of accumulation units outstanding at end of period	2,124	1,487	1,176	322	49					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$8.98	$14.89	$13.13	$11.85	$11.46					
Value at end of period	$12.38	$8.98	$14.89	$13.13	$11.85					
Number of accumulation units outstanding at end of period	758	672	454	350	219					
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$7.89	$13.51	$9.69							
Value at end of period	$10.75	$7.89	$13.51							
Number of accumulation units outstanding at end of period	29,622	28,932	30,640							
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$16.61	$26.88	$25.27	$22.34	$20.85	$19.42	$15.55	$20.933	$25.90	$29.367
Value at end of period	$21.42	$16.61	$26.88	$25.27	$22.34	$20.85	$19.42	$15.55	$20.933	$25.90
Number of accumulation units outstanding at end of period	50,761	58,482	258,548	282,823	324,582	395,518	428,544	635,531	832,516	878,040
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$14.56	$23.41	$22.50	$19.83	$18.99	$17.34	$13.88	$17.856	$20.87	$23.256
Value at end of period	$17.77	$14.56	$23.41	$22.50	$19.83	$18.99	$17.34	$13.88	$17.856	$20.87
Number of accumulation units outstanding at end of period	27,298	30,020	37,244	40,435	37,672	37,366	42,075	46,170	52,914	43,031
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$14.79	$23.91	$22.88	$21.11	$19.18	$16.60	$12.66	$14.534	$14.87	$12.519
Value at end of period	$19.30	$14.79	$23.91	$22.88	$21.11	$19.18	$16.60	$12.66	$14.534	$14.87
Number of accumulation units outstanding at end of period	16,127	14,947	17,456	18,171	21,190	17,447	19,608	18,873	20,749	19,369
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$11.02	$16.74	$18.02	$15.99	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694
Value at end of period	$13.62	$11.02	$16.74	$18.02	$15.99	$15.00	$12.40	$9.20	$10.696	$10.545
Number of accumulation units outstanding at end of period	14,716	14,752	19,654	21,117	21,458	18,177	11,492	10,437	9,282	6,766
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$19.26	$21.24	$20.23	$19.62	$19.20	$18.49	$17.56	$16.361	$15.19	$13.986
Value at end of period	$21.28	$19.26	$21.24	$20.23	$19.62	$19.20	$18.49	$17.56	$16.361	$15.19
Number of accumulation units outstanding at end of period	10,242	7,843	10,247	11,894	17,655	20,002	15,469	36,087	47,584	101,759
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.90									
Value at end of period	$7.51									
Number of accumulation units outstanding at end of period	7,440									
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$10.62	$18.72	$16.66	$13.00	$11.99	$10.31	$8.01	$9.41		
Value at end of period	$13.37	$10.62	$18.72	$16.66	$13.00	$11.99	$10.31	$8.01		
Number of accumulation units outstanding at end of period	3,943	3,615	5,269	3,369	7,166	7,221	23,604	157		

CFI 403

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING JANUS CONTRARIAN PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$6.01
Value at end of period										$7.22
Number of accumulation units outstanding at end of period										15,220
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.77	$13.43	$18.07	$24.78	$11.96
Value at end of period						$13.43	$18.07	$24.78	$11.96	$20.33
Number of accumulation units outstanding at end of period						5,302	3,528	4,536	4,535	4,353
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period			$9.27	$9.19	$11.83	$14.14	$15.19	$17.53	$17.77	$11.79
Value at end of period			$9.19	$11.83	$14.14	$15.19	$17.53	$17.77	$11.79	$14.67
Number of accumulation units outstanding at end of period			104	301	703	1,119	1,455	2,216	1,819	2,035
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$28.743	$20.277	$15.021	$9.63	$13.18	$14.32	$15.81	$17.27	$16.83	$10.13
Value at end of period	$20.277	$15.021	$9.63	$13.18	$14.32	$15.81	$17.27	$16.83	$10.13	$13.28
Number of accumulation units outstanding at end of period	75,358	79,163	60,764	17,631	18,931	16,983	16,450	15,535	10,553	10,090
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.01	$11.18	$7.04
Value at end of period								$11.18	$7.04	$8.30
Number of accumulation units outstanding at end of period								29,883	27,826	30,271
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.58
Value at end of period									$6.58	$8.42
Number of accumulation units outstanding at end of period									4,154	4,431
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$11.40	$12.46	$15.30	$18.27	$9.14
Value at end of period						$12.46	$15.30	$18.27	$9.14	$12.46
Number of accumulation units outstanding at end of period						397	447	497	1,160	1,380
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period									$9.80	$11.15
Value at end of period									$11.15	$13.02
Number of accumulation units outstanding at end of period									393	537
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period						$10.59	$11.43	$14.81	$18.69	$11.53
Value at end of period						$11.43	$14.81	$18.69	$11.53	$15.17
Number of accumulation units outstanding at end of period						1,027	269	3,630	4,027	4,268
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period					$9.30	$10.39	$11.36	$12.13	$15.10	$9.33
Value at end of period					$10.39	$11.36	$12.13	$15.10	$9.33	$13.07
Number of accumulation units outstanding at end of period					82	136	163	403	1,037	1,055
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.035	$13.736	$14.142	$14.23	$14.23	$14.24	$14.53	$15.10	$15.72	$15.99
Value at end of period	$13.736	$14.142	$14.23	$14.23	$14.24	$14.53	$15.10	$15.72	$15.99	$15.89
Number of accumulation units outstanding at end of period	82,420	48,394	23,654	25,362	5,128	5,770	10,286	19,425	27,162	16,735

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.02	$11.68	$13.65	$14.41	$8.52
Value at end of period						$11.68	$13.65	$14.41	$8.52	$11.78
Number of accumulation units outstanding at end of period						139,577	137,982	141,954	90,310	87,308
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.89	$10.03	$10.78	$11.61	$9.72
Value at end of period						$10.03	$10.78	$11.61	$9.72	$11.70
Number of accumulation units outstanding at end of period						24,536	18,643	16,158	15,739	14,260
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
Value at beginning of period	$19.085	$20.834	$18.651	$13.68	$16.88	$18.42	$19.53	$22.44	$22.90	$14.60
Value at end of period	$20.834	$18.651	$13.68	$16.88	$18.42	$19.53	$22.44	$22.90	$14.60	$16.65
Number of accumulation units outstanding at end of period	6,153	9,960	10,616	2,780	3,012	2,557	2,362	2,536	1,426	7,357
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.41	$10.50	$11.33	$11.55	$8.86
Value at end of period						$10.50	$11.33	$11.55	$8.86	$13.11
Number of accumulation units outstanding at end of period						593	1,626	1,764	1,485	3,786
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period			$10.30	$10.74	$11.07	$11.44	$11.57	$11.91	$12.91	$12.76
Value at end of period			$10.74	$11.07	$11.44	$11.57	$11.91	$12.91	$12.76	$14.24
Number of accumulation units outstanding at end of period			1,481	12,578	2,390	3,107	9,478	9,664	6,987	15,194
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.38	$9.16	$6.34
Value at end of period								$9.16	$6.34	$7.07
Number of accumulation units outstanding at end of period								1,753	1,385	1,774
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period							$10.66	$10.82	$11.29	$7.32
Value at end of period							$10.82	$11.29	$7.32	$9.02
Number of accumulation units outstanding at end of period							2,131	404	872	968
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$11.21	$11.14	$7.79
Value at end of period								$11.14	$7.79	$12.89
Number of accumulation units outstanding at end of period								280	402	1,846
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$12.20	$11.12	$7.39
Value at end of period								$11.12	$7.39	$9.18
Number of accumulation units outstanding at end of period								6,346	4,259	4,863
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.70
Value at end of period										$12.56
Number of accumulation units outstanding at end of period										480
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$6.91
Value at end of period										$8.14
Number of accumulation units outstanding at end of period										7,033

CFI 405

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.06									
Value at end of period	$11.85									
Number of accumulation units outstanding at end of period	403									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$4.94									
Value at end of period	$8.23									
Number of accumulation units outstanding at end of period	483									
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$6.39	$9.85	$9.04	$8.10	$7.50	$6.87	$5.00	$6.86		
Value at end of period	$8.30	$6.39	$9.85	$9.04	$8.10	$7.50	$6.87	$5.00		
Number of accumulation units outstanding at end of period	354	327	601	753	642	471	1,326	49		
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$20.54	$30.08	$28.68	$24.79	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762
Value at end of period	$25.96	$20.54	$30.08	$28.68	$24.79	$22.69	$20.03	$14.71	$19.342	$18.777
Number of accumulation units outstanding at end of period	9,470	9,075	11,360	10,563	9,130	9,938	9,137	19,293	17,879	15,865
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.82	$12.17	$11.74	$10.98						
Value at end of period	$10.68	$8.82	$12.17	$11.74						
Number of accumulation units outstanding at end of period	10,016	7,860	13,010	11,030						
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$8.28	$12.63	$12.19	$10.93	$10.65					
Value at end of period	$10.31	$8.28	$12.63	$12.19	$10.93					
Number of accumulation units outstanding at end of period	2,691	1,813	844	216	105					
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.16	$13.08	$13.38							
Value at end of period	$10.37	$8.16	$13.08							
Number of accumulation units outstanding at end of period	2,952	24	259							
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.04	$13.49	$13.86							
Value at end of period	$10.34	$8.04	$13.49							
Number of accumulation units outstanding at end of period	2,577	2,225	932							
ING SOLUTION GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$7.70									
Value at end of period	$9.12									
Number of accumulation units outstanding at end of period	384									
ING SOLUTION GROWTH PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$6.93	$6.68								
Value at end of period	$8.53	$6.93								
Number of accumulation units outstanding at end of period	481	46								
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$15.26	$20.16	$19.23	$17.92	$17.42	$16.29	$14.47	$15.268	$15.789	$15.208
Value at end of period	$17.82	$15.26	$20.16	$19.23	$17.92	$17.42	$16.29	$14.47	$15.268	$15.789
Number of accumulation units outstanding at end of period	1,403	1,239	919	787	643	488	531	3,319	5,920	6,547

CFI 406

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$18.105	$17.815	$15.609	$13.33	$16.42	$18.22	$19.17	$21.49	$22.36	$14.16
Value at end of period	$17.815	$15.609	$13.33	$16.42	$18.22	$19.17	$21.49	$22.36	$14.16	$17.57
Number of accumulation units outstanding at end of period	8,474	8,829	7,223	3,718	3,854	4,464	4,908	5,219	4,895	4,822
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$16.609	$16.521	$15.22	$13.64	$16.14	$17.62	$18.28	$20.13	$21.03	$14.48
Value at end of period	$16.521	$15.22	$13.64	$16.14	$17.62	$18.28	$20.13	$21.03	$14.48	$17.48
Number of accumulation units outstanding at end of period	10,168	8,972	8,114	2,794	2,775	4,131	3,356	3,098	3,451	3,615
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.64	$10.95	$12.44	$12.86	$9.24
Value at end of period						$10.95	$12.44	$12.86	$9.24	$12.19
Number of accumulation units outstanding at end of period						179	5,450	6,015	10,316	13,609
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.93	$11.12	$12.02	$13.50	$7.60
Value at end of period						$11.12	$12.02	$13.50	$7.60	$11.03
Number of accumulation units outstanding at end of period						122,399	130,682	134,089	94,485	83,457
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period				$11.34	$12.20	$13.88	$14.29	$16.86	$17.21	$10.96
Value at end of period				$12.20	$13.88	$14.29	$16.86	$17.21	$10.96	$13.57
Number of accumulation units outstanding at end of period				705	1,688	2,793	3,620	7,533	4,538	6,014
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$22.123	$21.907	$19.482	$14.80	$19.20	$20.92	$22.00	$24.69	$26.88	$15.39
Value at end of period	$21.907	$19.482	$14.80	$19.20	$20.92	$22.00	$24.69	$26.88	$15.39	$21.79
Number of accumulation units outstanding at end of period	21,531	23,775	15,776	15,550	13,139	11,002	12,348	12,333	5,829	6,143
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.20	$6.30
Value at end of period									$6.30	$8.24
Number of accumulation units outstanding at end of period									55,721	39,891
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period							$10.56	$11.08	$11.24	$6.72
Value at end of period							$11.08	$11.24	$6.72	$8.80
Number of accumulation units outstanding at end of period							7	13	13	38
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$35.806	$33.44	$24.923	$17.24	$21.87	$24.46	$24.60	$28.48	$30.25	$18.05
Value at end of period	$33.44	$24.923	$17.24	$21.87	$24.46	$24.60	$28.48	$30.25	$18.05	$25.88
Number of accumulation units outstanding at end of period	24,245	26,054	23,555	18,852	18,923	13,559	13,953	14,911	13,688	12,488
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$20.716	$19.601	$15.36	$11.43	$14.14	$16.08	$17.42	$19.76	$19.80	$11.82
Value at end of period	$19.601	$15.36	$11.43	$14.14	$16.08	$17.42	$19.76	$19.80	$11.82	$15.42
Number of accumulation units outstanding at end of period	64,259	61,575	41,305	20,672	20,498	14,908	14,728	14,879	13,555	14,266
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period				$8.37	$10.69	$12.36	$12.67	$14.54	$14.08	$8.86
Value at end of period				$10.69	$12.36	$12.67	$14.54	$14.08	$8.86	$11.28
Number of accumulation units outstanding at end of period				3,990	5,083	5,050	5,138	5,389	2,347	1,967

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.98	$10.71	$11.96	$12.27	$9.31
Value at end of period						$10.71	$11.96	$12.27	$9.31	$11.32
Number of accumulation units outstanding at end of period						33,741	43,020	44,927	22,736	19,506
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.72	$11.07	$12.71	$12.92	$8.67
Value at end of period						$11.07	$12.71	$12.92	$8.67	$10.65
Number of accumulation units outstanding at end of period						15	47	1,362	579	1,162
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.30	$8.75	$5.33
Value at end of period								$8.75	$5.33	$7.30
Number of accumulation units outstanding at end of period								10	10	0
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.48	$8.36	$10.33	$12.69	$13.61	$15.13	$15.07	$9.05
Value at end of period			$8.36	$10.33	$12.69	$13.61	$15.13	$15.07	$9.05	$11.35
Number of accumulation units outstanding at end of period			152	5,785	5,587	10,084	10,843	12,129	5,576	6,355
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during March 2008)										
Value at beginning of period									$10.51	$6.89
Value at end of period									$6.89	$8.90
Number of accumulation units outstanding at end of period									208	277
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$13.00	$14.84	$17.04	$10.49
Value at end of period							$14.84	$17.04	$10.49	$14.28
Number of accumulation units outstanding at end of period							947	1,043	1,005	1,764
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$35.59	$40.81	$50.61	$67.10	$34.54
Value at end of period						$40.81	$50.61	$67.10	$34.54	$62.18
Number of accumulation units outstanding at end of period						190	2,848	4,405	3,810	4,808
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.29	$13.38	$13.09	$8.06
Value at end of period							$13.38	$13.09	$8.06	$10.96
Number of accumulation units outstanding at end of period							2,872	3,942	4,415	4,937
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2007)										
Value at beginning of period								$11.82	$11.95	$11.00
Value at end of period								$11.95	$11.00	$12.90
Number of accumulation units outstanding at end of period								1,692	6,776	9,721
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period								$10.60	$12.76	$5.28
Value at end of period								$12.76	$5.28	$9.13
Number of accumulation units outstanding at end of period								5,062	1,767	2,317

CFI 408

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$10.97	$11.58	$12.14	$7.76
Value at end of period							$11.58	$12.14	$7.76	$12.34
Number of accumulation units outstanding at end of period							116	6,037	1,157	1,387
SMALLCAP WORLD FUND®										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$8.91	$5.46
Value at end of period									$5.46	$8.31
Number of accumulation units outstanding at end of period									49	151
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$11.69	$12.55	$13.78	$14.51
Value at end of period							$12.55	$13.78	$14.51	$17.08
Number of accumulation units outstanding at end of period							13	4,803	5,262	6,107
THE BOND FUND OF AMERICA[SM]										
(Funds were first received in this option during June 2008)										
Value at beginning of period									$9.87	$8.71
Value at end of period									$8.71	$9.91
Number of accumulation units outstanding at end of period									668	3,313
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.73	$13.47	$14.80	$8.93
Value at end of period							$13.47	$14.80	$8.93	$11.90
Number of accumulation units outstanding at end of period							10,085	21,399	23,952	29,892
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.70	$10.50	$5.66
Value at end of period								$10.50	$5.66	$8.39
Number of accumulation units outstanding at end of period								322	772	2,218
WANGER SELECT										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$12.96	$14.83	$16.07	$8.11
Value at end of period							$14.83	$16.07	$8.11	$13.35
Number of accumulation units outstanding at end of period							1,766	2,307	2,711	2,127
WANGER USA										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$13.04	$13.66	$14.25	$8.52
Value at end of period							$13.66	$14.25	$8.52	$12.00
Number of accumulation units outstanding at end of period							1,396	1,584	387	434
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$11.39	$12.98	$13.36	$8.84
Value at end of period							$12.98	$13.36	$8.84	$10.43
Number of accumulation units outstanding at end of period							926	3,766	4,706	7,229

CFI 409

Condensed Financial Information (continued)

TABLE 48

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE MARCH 20, 2008

(Selected data for accumulation units outstanding throughout each period)

	2009	**2008**
ARTISAN INTERNATIONAL FUND		
(Funds were first received in this option during October 2009)		
Value at beginning of period	$7.56	
Value at end of period	$7.71	
Number of accumulation units outstanding at end of period	718	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$21.72	$33.46
Value at end of period	$29.20	$21.72
Number of accumulation units outstanding at end of period	7,293	1,958
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during October 2009)		
Value at beginning of period	$19.61	
Value at end of period	$20.22	
Number of accumulation units outstanding at end of period	2,249	
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$11.90	$17.00
Value at end of period	$15.23	$11.90
Number of accumulation units outstanding at end of period	0	17
FUNDAMENTAL INVESTORS[SM]		
(Funds were first received in this option during April 2009)		
Value at beginning of period	$6.10	
Value at end of period	$8.07	
Number of accumulation units outstanding at end of period	466	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during December 2008)		
Value at beginning of period	$11.17	$10.65
Value at end of period	$15.01	$11.17
Number of accumulation units outstanding at end of period	473	330
ING BALANCED PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$21.87	$28.70
Value at end of period	$25.83	$21.87
Number of accumulation units outstanding at end of period	9	9
ING BARON ASSET PORTFOLIO		
(Funds were first received in this option during October 2009)		
Value at beginning of period	$8.11	
Value at end of period	$8.47	
Number of accumulation units outstanding at end of period	669	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.83	$15.99
Value at end of period	$14.50	$10.83
Number of accumulation units outstanding at end of period	1,011	1,180

CFI 410

Condensed Financial Information (continued)

	2009	2008
ING DAVIS NEW YORK VENTURE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$12.88	$19.45
Value at end of period	$16.80	$12.88
Number of accumulation units outstanding at end of period	760	1,343
ING GLOBAL RESOURCES PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$7.89	$12.36
Value at end of period	$10.75	$7.89
Number of accumulation units outstanding at end of period	1,274	1,055
ING GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$16.63	$23.95
Value at end of period	$21.46	$16.63
Number of accumulation units outstanding at end of period	1,456	1,456
ING INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$14.79	$21.22
Value at end of period	$19.30	$14.79
Number of accumulation units outstanding at end of period	590	425
ING INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.62	$16.44
Value at end of period	$13.37	$10.62
Number of accumulation units outstanding at end of period	912	653
ING JANUS CONTRARIAN PORTFOLIO		
(Funds were first received in this option during January 2009)		
Value at beginning of period	$5.52	
Value at end of period	$7.22	
Number of accumulation units outstanding at end of period	478	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$11.96	$20.80
Value at end of period	$20.33	$11.96
Number of accumulation units outstanding at end of period	2,992	512
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$11.79	$16.24
Value at end of period	$14.67	$11.79
Number of accumulation units outstanding at end of period	1,032	1,212
ING LORD ABBETT AFFILIATED PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$7.04	$10.25
Value at end of period	$8.30	$7.04
Number of accumulation units outstanding at end of period	776	858
ING MFS UTILITIES PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$11.53	$16.52
Value at end of period	$15.17	$11.53
Number of accumulation units outstanding at end of period	947	875

CFI 411

Condensed Financial Information (continued)

	2009	2008
ING MONEY MARKET PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$16.02	$15.86
Value at end of period	$15.92	$16.02
Number of accumulation units outstanding at end of period	2,323	20,037
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.52	$12.60
Value at end of period	$11.78	$8.52
Number of accumulation units outstanding at end of period	507	611
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.72	$11.75
Value at end of period	$11.70	$9.72
Number of accumulation units outstanding at end of period	4,121	3,332
ING PIMCO HIGH YIELD PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.86	$11.18
Value at end of period	$13.11	$8.86
Number of accumulation units outstanding at end of period	1,043	102
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$12.76	$13.26
Value at end of period	$14.24	$12.76
Number of accumulation units outstanding at end of period	1,876	1,601
ING PIONEER EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$6.34	$8.63
Value at end of period	$7.07	$6.34
Number of accumulation units outstanding at end of period	187	187
ING PIONEER MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$7.39	$10.06
Value at end of period	$9.18	$7.39
Number of accumulation units outstanding at end of period	191	243
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.82	$11.60
Value at end of period	$10.68	$8.82
Number of accumulation units outstanding at end of period	43	43
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.16	$11.85
Value at end of period	$10.37	$8.16
Number of accumulation units outstanding at end of period	1,788	1,187
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.04	$12.04
Value at end of period	$10.34	$8.04
Number of accumulation units outstanding at end of period	174	98

CFI 412

Condensed Financial Information (continued)

	2009	2008
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$14.19	$20.34
Value at end of period	$17.60	$14.19
Number of accumulation units outstanding at end of period	619	619
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$14.50	$19.49
Value at end of period	$17.51	$14.50
Number of accumulation units outstanding at end of period	631	631
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.24	$12.34
Value at end of period	$12.19	$9.24
Number of accumulation units outstanding at end of period	644	455
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$7.60	$11.83
Value at end of period	$11.03	$7.60
Number of accumulation units outstanding at end of period	0	25
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$10.96	$15.93
Value at end of period	$13.57	$10.96
Number of accumulation units outstanding at end of period	1,210	954
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$15.41	$23.31
Value at end of period	$21.83	$15.41
Number of accumulation units outstanding at end of period	205	205
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$11.84	$18.12
Value at end of period	$15.45	$11.84
Number of accumulation units outstanding at end of period	446	1,302
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.31	$11.57
Value at end of period	$11.32	$9.31
Number of accumulation units outstanding at end of period	0	26
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.67	$11.73
Value at end of period	$10.65	$8.67
Number of accumulation units outstanding at end of period	66	106
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$9.05	$12.96
Value at end of period	$11.35	$9.05
Number of accumulation units outstanding at end of period	1,031	1,147

CFI 413

Condensed Financial Information (continued)

	2009	2008
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$34.54	$58.33
Value at end of period	$62.18	$34.54
Number of accumulation units outstanding at end of period	1,292	40
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$8.06	$11.80
Value at end of period	$10.96	$8.06
Number of accumulation units outstanding at end of period	23	23
RIVERSOURCE DIVERSIFIED EQUITY INCOME FUND		
(Funds were first received in this option during October 2009)		
Value at beginning of period	$7.49	
Value at end of period	$7.80	
Number of accumulation units outstanding at end of period	965	
TEMPLETON GLOBAL BOND FUND		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$14.51	$14.68
Value at end of period	$17.08	$14.51
Number of accumulation units outstanding at end of period	2,399	828
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during March 2008)		
Value at beginning of period	$8.93	$13.48
Value at end of period	$11.90	$8.93
Number of accumulation units outstanding at end of period	1,140	1,049
WASHINGTON MUTUAL INVESTORS FUND[SM]		
(Funds were first received in this option during August 2008)		
Value at beginning of period	$8.84	$11.93
Value at end of period	$10.43	$8.84
Number of accumulation units outstanding at end of period	251	104

TABLE 49

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.93									
Value at end of period	$7.68									
Number of accumulation units outstanding at end of period	85									
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.34	$12.30	$12.12	$11.51						
Value at end of period	$10.32	$8.34	$12.30	$12.12						
Number of accumulation units outstanding at end of period	762	842	802	798						

CFI 414

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$12.98	$14.26	$17.16	$20.14	$11.82
Value at end of period						$14.26	$17.16	$20.14	$11.82	$16.25
Number of accumulation units outstanding at end of period						151	2,755	6,633	12,699	9,931
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.38	$13.20	$14.57	$16.91	$9.60
Value at end of period						$13.20	$14.57	$16.91	$9.60	$12.87
Number of accumulation units outstanding at end of period						2,790	13,316	27,536	32,250	29,512
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.60	$11.81	$14.02	$14.05	$7.96
Value at end of period						$11.81	$14.02	$14.05	$7.96	$10.24
Number of accumulation units outstanding at end of period						234	356	1,341	1,748	2,620
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.18	$11.17	$11.78	$14.78	$7.71
Value at end of period						$11.17	$11.78	$14.78	$7.71	$9.77
Number of accumulation units outstanding at end of period						677	3,715	4,374	4,448	3,903
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$13.02	$13.30	$15.36	$14.81	$9.80
Value at end of period						$13.30	$15.36	$14.81	$9.80	$12.49
Number of accumulation units outstanding at end of period						121	175	730	820	1,674
FUNDAMENTAL INVESTORS℠										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$8.59	$6.10
Value at end of period									$6.10	$8.03
Number of accumulation units outstanding at end of period									158	2,072
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$13.10	$14.30	$13.71	$9.95
Value at end of period							$14.30	$13.71	$9.95	$13.33
Number of accumulation units outstanding at end of period							234	524	571	734
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$12.94	$13.95	$17.79	$20.46	$11.39
Value at end of period						$13.95	$17.79	$20.46	$11.39	$13.53
Number of accumulation units outstanding at end of period						597	1,272	4,760	6,676	6,561
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$12.62	$12.88	$14.66	$15.36	$8.91
Value at end of period						$12.88	$14.66	$15.36	$8.91	$11.90
Number of accumulation units outstanding at end of period						411	955	1,330	1,129	659
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$6.41
Value at end of period										$8.09
Number of accumulation units outstanding at end of period										107

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$14.54	$15.32	$9.11
Value at end of period								$15.32	$9.11	$13.74
Number of accumulation units outstanding at end of period								546	0	934
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.70
Value at end of period									$6.70	$8.85
Number of accumulation units outstanding at end of period									508	486
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$12.91	$9.99	$6.07
Value at end of period								$9.99	$6.07	$8.14
Number of accumulation units outstanding at end of period								4,190	5,273	5,811
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$11.74	$12.68	$13.05	$7.83
Value at end of period							$12.68	$13.05	$7.83	$10.18
Number of accumulation units outstanding at end of period							66	322	317	45
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$11.50	$12.60	$13.51	$9.52
Value at end of period							$12.60	$13.51	$9.52	$11.29
Number of accumulation units outstanding at end of period							335	335	335	524
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period								$15.31	$14.77	$8.88
Value at end of period								$14.77	$8.88	$12.20
Number of accumulation units outstanding at end of period								482	653	2,409
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.68	$13.46	$7.84
Value at end of period								$13.46	$7.84	$10.65
Number of accumulation units outstanding at end of period								9,843	14,454	15,161
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period						$11.37	$11.71	$13.21	$14.01	$8.63
Value at end of period						$11.71	$13.21	$14.01	$8.63	$11.10
Number of accumulation units outstanding at end of period						154	2,407	2,734	4,115	5,313
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.88	$11.62	$13.15	$13.64	$8.45
Value at end of period						$11.62	$13.15	$13.64	$8.45	$10.29
Number of accumulation units outstanding at end of period						2,203	7,394	12,441	11,013	9,483
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$11.53	$12.85	$12.88	$14.47	$8.92
Value at end of period						$12.85	$13.88	$14.47	$8.92	$11.60
Number of accumulation units outstanding at end of period						2,003	6,754	10,749	7,354	8,118

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$8.86	$13.51	$14.60	$12.98	$11.94					
Value at end of period	$10.93	$8.86	$13.51	$14.59	$12.98					
Number of accumulation units outstanding at end of period	6,195	5,465	8,768	6,012	1,797					
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$10.38	$11.49	$10.97	$10.67	$10.58					
Value at end of period	$11.44	$10.38	$11.49	$10.97	$10.67					
Number of accumulation units outstanding at end of period	8,043	7,379	8,986	3,404	1,770					
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.88									
Value at end of period	$7.47									
Number of accumulation units outstanding at end of period	320									
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.41	$18.42	$16.44	$12.86	$12.37					
Value at end of period	$13.08	$10.41	$18.42	$16.44	$12.86					
Number of accumulation units outstanding at end of period	1,020	1,308	3,121	904	339					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$11.83	$24.58	$18.01							
Value at end of period	$20.05	$11.83	$24.58							
Number of accumulation units outstanding at end of period	920	689	687							
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.64	$14.58	$15.87							
Value at end of period	$11.96	$9.64	$14.58							
Number of accumulation units outstanding at end of period	257	1,237	641							
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.74	$12.01								
Value at end of period	$10.99	$8.74								
Number of accumulation units outstanding at end of period	0	1,126								
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.99	$11.12	$11.63							
Value at end of period	$8.21	$6.99	$11.12							
Number of accumulation units outstanding at end of period	2,070	2,345	4,723							
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.56	$10.23								
Value at end of period	$8.38	$6.56								
Number of accumulation units outstanding at end of period	113	113								
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$9.04	$18.13	$15.22	$13.89						
Value at end of period	$12.28	$9.04	$18.13	$15.22						
Number of accumulation units outstanding at end of period	371	227	178	26						

CFI 417

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during January 2005)										
Value at beginning of period						$11.03	$11.34	$12.53	$12.87	$9.87
Value at end of period						$11.34	$12.53	$12.87	$9.87	$11.49
Number of accumulation units outstanding at end of period						3,189	1,640	1,847	2,046	3,351
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$11.87	$14.74	$18.54	$11.41
Value at end of period							$14.74	$18.54	$11.41	$14.96
Number of accumulation units outstanding at end of period							499	1,426	1,626	1,301
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period									$14.88	$10.14
Value at end of period									$10.14	$14.16
Number of accumulation units outstanding at end of period									715	423
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period						$10.01	$10.18	$10.54	$10.95	$11.10
Value at end of period						$10.18	$10.54	$10.95	$11.10	$11.00
Number of accumulation units outstanding at end of period						13,175	83,342	232,053	273,075	204,298
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.49	$11.65	$13.57	$14.29	$8.42
Value at end of period						$11.65	$13.57	$14.29	$8.42	$11.61
Number of accumulation units outstanding at end of period						550	3,668	5,231	5,013	6,395
ING OPPORTUNISTIC LARGE CAP PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period										$8.73
Value at end of period										$9.92
Number of accumulation units outstanding at end of period										66
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period							$11.16	$11.28	$11.46	$8.77
Value at end of period							$11.28	$11.46	$8.77	$12.93
Number of accumulation units outstanding at end of period							110	702	1,461	826
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$10.56	$10.52	$10.80	$11.67	$11.50
Value at end of period						$10.52	$10.80	$11.67	$11.50	$12.79
Number of accumulation units outstanding at end of period						213	1,440	2,928	4,007	3,412
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$9.34	$9.11	$6.29
Value at end of period								$9.11	$6.29	$7.00
Number of accumulation units outstanding at end of period								7,901	9,979	8,760
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.17	$11.23	$7.26
Value at end of period								$11.23	$7.26	$8.92
Number of accumulation units outstanding at end of period								856	997	1,204

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$8.65									
Value at end of period	$12.75									
Number of accumulation units outstanding at end of period	286									
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$7.33	$11.07	$10.60	$9.72						
Value at end of period	$9.08	$7.33	$11.07	$10.60						
Number of accumulation units outstanding at end of period	4,326	2,848	2,164	234						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$6.63	$8.37								
Value at end of period	$8.10	$6.63								
Number of accumulation units outstanding at end of period	2,745	2,745								
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$5.91	$9.22								
Value at end of period	$8.18	$5.91								
Number of accumulation units outstanding at end of period	771	355								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.95	$9.49								
Value at end of period	$8.69	$6.95								
Number of accumulation units outstanding at end of period	466	294								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$9.90	$15.30	$15.09							
Value at end of period	$12.81	$9.90	$15.30							
Number of accumulation units outstanding at end of period	132	0	337							
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$10.59	$15.55	$14.87	$13.90						
Value at end of period	$13.34	$10.59	$15.55	$14.87						
Number of accumulation units outstanding at end of period	3,250	1,907	293	92						
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$8.72	$12.07	$12.18							
Value at end of period	$10.53	$8.72	$12.07							
Number of accumulation units outstanding at end of period	7,272	763	763							
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$9.34	$11.35								
Value at end of period	$10.81	$9.34								
Number of accumulation units outstanding at end of period	428	428								
ING STOCK INDEX PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.48	$13.66	$13.13	$11.92						
Value at end of period	$10.57	$8.48	$13.66	$13.13						
Number of accumulation units outstanding at end of period	1,536	1,579	1,432	1,514						

CFI 419

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during 2009)										
Value at beginning of period	$9.40									
Value at end of period	$10.95									
Number of accumulation units outstanding at end of period	58									
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period			$13.96							
Value at end of period			$13.82							
Number of accumulation units outstanding at end of period			797							
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.14	$12.76	$12.38	$10.93	$10.67					
Value at end of period	$12.02	$9.14	$12.76	$12.38	$10.93					
Number of accumulation units outstanding at end of period	80,109	73,734	74,238	31,061	3,399					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$7.52	$13.39	$12.51							
Value at end of period	$10.87	$7.52	$13.39							
Number of accumulation units outstanding at end of period	1,142	1,461	186							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$8.95	$14.10	$13.85	$11.78	$11.73					
Value at end of period	$11.05	$8.95	$14.10	$13.85	$11.78					
Number of accumulation units outstanding at end of period	7,996	4,172	6,826	3,426	569					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$8.12	$14.22	$13.10	$11.71	$10.54					
Value at end of period	$11.46	$8.12	$14.22	$13.10	$11.71					
Number of accumulation units outstanding at end of period	2,957	3,182	3,090	1,793	764					
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.28	$10.20								
Value at end of period	$8.20	$6.28								
Number of accumulation units outstanding at end of period	950	138								
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$10.02									
Value at end of period	$10.65									
Number of accumulation units outstanding at end of period	461									
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$8.31	$13.97	$13.99	$12.74						
Value at end of period	$10.82	$8.31	$13.97	$13.99						
Number of accumulation units outstanding at end of period	569	569	569	317						
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$8.21	$13.08	$13.56	$11.85	$11.55					
Value at end of period	$10.42	$8.21	$13.08	$13.56	$11.85					
Number of accumulation units outstanding at end of period	5,583	4,095	3,953	2,285	867					

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.42	$10.69	$11.89		
Value at end of period						$10.69	$11.89	$12.16		
Number of accumulation units outstanding at end of period						80	80	616		
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$11.56	$12.65	$12.82	$8.58
Value at end of period							$12.65	$12.82	$8.58	$10.50
Number of accumulation units outstanding at end of period							310	1,573	2,979	1,806
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$8.28	$5.30
Value at end of period									$5.30	$7.24
Number of accumulation units outstanding at end of period									1,539	2,275
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$12.58	$12.93	$14.33	$14.23	$8.52
Value at end of period						$12.93	$14.33	$14.23	$8.52	$10.66
Number of accumulation units outstanding at end of period						1,172	1,533	2,542	2,100	590
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$11.42		
Value at end of period								$11.33		
Number of accumulation units outstanding at end of period								445		
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$10.98	$12.78	$15.13	$17.32	$10.63
Value at end of period						$12.78	$15.13	$17.32	$10.63	$14.43
Number of accumulation units outstanding at end of period						159	376	2,815	4,142	4,724
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$14.34	$20.05	$24.79	$32.77	$16.82
Value at end of period						$20.05	$24.79	$32.77	$16.82	$30.19
Number of accumulation units outstanding at end of period						733	1,954	2,772	3,027	5,025
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$12.90	$13.32	$12.99	$7.98
Value at end of period							$13.32	$12.99	$7.98	$10.81
Number of accumulation units outstanding at end of period							28	265	405	445
PAX WORLD BALANCED FUND										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$11.68	$11.76	$12.86	$13.89	$9.51
Value at end of period						$11.76	$12.86	$13.89	$9.51	$11.39
Number of accumulation units outstanding at end of period						291	2,148	2,044	8,284	7,812
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.42	$10.66	$10.61	$11.59	$10.64
Value at end of period						$10.66	$10.61	$11.59	$10.64	$12.43
Number of accumulation units outstanding at end of period						527	1,536	2,334	2,895	5,498

CFI 421

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period								$10.79	$12.73	$5.25
Value at end of period								$12.73	$5.25	$9.06
Number of accumulation units outstanding at end of period								213	1,687	3,271
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$11.96	$12.40	$7.91
Value at end of period								$12.40	$7.91	$12.54
Number of accumulation units outstanding at end of period								494	805	615
SMALLCAP WORLD FUND®										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$5.56
Value at end of period										$8.27
Number of accumulation units outstanding at end of period										70
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.58	$12.65	$13.85	$14.54
Value at end of period							$12.65	$13.85	$14.54	$17.06
Number of accumulation units outstanding at end of period							820	5,250	15,691	13,970
THE BOND FUND OF AMERICA℠										
(Funds were first received in this option during April 2009)										
Value at beginning of period										$8.73
Value at end of period										$9.87
Number of accumulation units outstanding at end of period										156
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.81	$12.54	$13.73	$15.03	$9.05
Value at end of period						$12.54	$13.73	$15.03	$9.05	$12.02
Number of accumulation units outstanding at end of period						1,196	5,971	8,092	10,182	12,135
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2007)										
Value at beginning of period								$10.54	$10.48	$5.63
Value at end of period								$10.48	$5.63	$8.33
Number of accumulation units outstanding at end of period								140	826	679
WANGER SELECT										
(Funds were first received in this option during July 2006)										
Value at beginning of period							$12.90	$15.18	$16.39	$8.25
Value at end of period							$15.18	$16.39	$8.25	$13.53
Number of accumulation units outstanding at end of period							809	1,707	1,423	2,936
WANGER USA										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$12.50	$12.93	$13.78	$14.34	$8.54
Value at end of period						$12.93	$13.78	$14.34	$8.54	$12.00
Number of accumulation units outstanding at end of period						913	1,762	2,632	1,746	1,695
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during March 2005)										
Value at beginning of period						$10.75	$11.29	$13.15	$13.50	$8.91
Value at end of period						$11.29	$13.15	$13.50	$8.91	$10.47
Number of accumulation units outstanding at end of period						1,274	1,779	7,605	7,367	7,601

CFI 422

Condensed Financial Information (continued)

TABLE 50
FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES
(0.75% for ING Portfolios and 0.90% for all other funds)
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$6.73	$11.81	$10.64	$10.10	$9.36	$8.86	$6.90	$9.207	$12.11	$14.236
Value at end of period	$8.08	$6.73	$11.81	$10.64	$10.10	$9.36	$8.86	$6.90	$9.207	$12.11
Number of accumulation units outstanding at end of period	4,244	4,728	11,236	12,933	2,731	3,280	4,297	4,711	2,546	660
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$7.55	$10.90	$10.18	$8.80	$8.43	$7.81	$6.33	$7.566	$9.894	$11.14
Value at end of period	$9.60	$7.55	$10.90	$10.18	$8.80	$8.43	$7.81	$6.33	$7.566	$9.894
Number of accumulation units outstanding at end of period	4,348	4,210	17,461	18,264	18,626	17,356	22,411	20,464	24,172	8,540
AMANA INCOME FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.72									
Value at end of period	$12.04									
Number of accumulation units outstanding at end of period	505									
ARTISAN INTERNATIONAL FUND										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$7.05									
Value at end of period	$7.72									
Number of accumulation units outstanding at end of period	386									
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period		$25.45	$24.99	$23.19	$22.14	$20.64	$17.45	$20.048	$21.739	$22.61
Value at end of period		$17.32	$25.45	$24.99	$23.19	$22.14	$20.64	$17.45	$20.048	$21.739
Number of accumulation units outstanding at end of period		0	1	1	380	289	24	12	270	227
COLUMBIA MID CAP VALUE FUND										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$6.09	$8.98								
Value at end of period	$7.99	$6.09								
Number of accumulation units outstanding at end of period	503	4								
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.56	$19.63	$16.66	$13.80	$12.79					
Value at end of period	$15.95	$11.56	$19.63	$16.66	$13.80					
Number of accumulation units outstanding at end of period	2,352	2,133	7,258	11,031	6,001					
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$21.53	$37.79	$32.42	$29.29	$25.27	$22.08	$17.34	$19.306	$22.199	$22.768
Value at end of period	$28.95	$21.53	$37.79	$32.42	$29.29	$25.27	$22.08	$17.34	$19.306	$22.199
Number of accumulation units outstanding at end of period	3,798	5,982	26,008	35,029	25,279	17,373	12,064	10,018	11,888	7,666
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$15.54	$27.34	$27.18	$22.81	$21.74	$19.67	$15.23	$18.505	$19.647	$18.652
Value at end of period	$20.05	$15.54	$27.34	$27.18	$22.81	$21.74	$19.67	$15.23	$18.505	$19.647
Number of accumulation units outstanding at end of period	8,473	9,293	24,039	24,857	25,536	27,716	22,091	22,003	20,834	15,603

CFI 423

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$25.026	$22.876	$18.668	$12.93	$17.02	$17.44	$18.29	$19.37	$24.37	$12.76
Value at end of period	$22.876	$18.668	$12.93	$17.02	$17.44	$18.29	$19.37	$24.37	$12.76	$16.22
Number of accumulation units outstanding at end of period	23,381	42,755	41,677	44,850	44,951	42,063	39,141	39,405	20,054	18,772
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$16.449	$15.386	$12.02	$9.50	$13.49	$15.19	$17.93	$20.98	$24.39	$13.58
Value at end of period	$15.386	$12.02	$9.50	$13.49	$15.19	$17.93	$20.98	$24.39	$13.58	$17.03
Number of accumulation units outstanding at end of period	1,669	1,792	1,269	2,044	2,816	3,005	5,136	4,507	1,079	1,776
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$11.653	$9.27	$12.14	$14.89	$16.05	$18.60	$18.00	$11.95
Value at end of period			$9.27	$12.14	$14.89	$16.05	$18.60	$18.00	$11.95	$15.29
Number of accumulation units outstanding at end of period			11,800	11,150	22,676	23,976	22,775	9,565	4,240	2,520
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period				$7.65	$10.88	$13.08	$13.98	$16.00	$15.39	$11.20
Value at end of period				$10.88	$13.08	$13.98	$16.00	$15.39	$11.20	$15.06
Number of accumulation units outstanding at end of period				39	947	1,530	1,104	1,094	143	165
ING ARTIO FOREIGN PORTFOLIO										
(Funds were first received in this option during February 2003)										
Value at beginning of period							$14.66	$17.18	$19.83	$11.08
Value at end of period							$17.18	$19.83	$11.08	$13.20
Number of accumulation units outstanding at end of period							246	2,005	150	153
ING BALANCED PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$24.00	$23.962	$22.781	$20.28	$23.93	$25.98	$26.89	$29.35	$30.75	$21.95
Value at end of period	$23.962	$22.781	$20.28	$23.93	$25.98	$26.89	$29.35	$30.75	$21.95	$25.97
Number of accumulation units outstanding at end of period	16,891	27,462	23,517	18,318	20,569	19,252	20,721	11,827	4,970	1,871
ING BARON ASSET PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period									$9.65	$6.38
Value at end of period									$6.38	$8.49
Number of accumulation units outstanding at end of period									175	349
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period			$10.00	$8.71	$11.51	$14.60	$15.54	$17.75	$18.66	$10.86
Value at end of period			$8.71	$11.51	$14.60	$15.54	$17.75	$18.66	$10.86	$14.56
Number of accumulation units outstanding at end of period			2,753	2,043	8,431	7,731	5,711	2,714	704	563
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.67	$10.43	$6.31
Value at end of period								$10.43	$6.31	$8.17
Number of accumulation units outstanding at end of period								31,648	24,879	22,056
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$7.855	$5.837	$4.463	$2.60	$3.76	$3.68	$4.08	$4.35	$5.13	$3.07
Value at end of period	$5.837	$4.463	$2.60	$3.76	$3.68	$4.08	$4.35	$5.13	$3.07	$4.65
Number of accumulation units outstanding at end of period	381	6,339	17,726	16,270	23,077	23,024	16,968	16,441	14,588	2,401

CFI 424

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period									$9.74	$6.71
Value at end of period									$6.71	$8.91
Number of accumulation units outstanding at end of period									3,086	2,526
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$10.13	$12.33	$10.05	$6.12
Value at end of period							$12.33	$10.05	$6.12	$8.25
Number of accumulation units outstanding at end of period							7,571	2,317	2,360	2,299
ING DAVIS NEW YORK VENTURE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period				$12.08	$16.65	$17.90	$18.43	$20.79	$21.46	$12.93
Value at end of period				$16.65	$17.90	$18.43	$20.79	$21.46	$12.93	$16.86
Number of accumulation units outstanding at end of period				1,879	3,101	2,725	3,717	3,433	1,042	655
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period						$10.83	$11.23	$12.68	$13.64	$9.64
Value at end of period						$11.23	$12.68	$13.64	$9.64	$11.47
Number of accumulation units outstanding at end of period						4	383	860	19	27
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$11.03	$11.85	$13.14	$14.91	$8.99
Value at end of period						$11.85	$13.14	$14.91	$8.99	$12.41
Number of accumulation units outstanding at end of period						3,714	1,427	2,094	914	355
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period								$9.69	$13.54	$7.93
Value at end of period								$13.54	$7.93	$10.82
Number of accumulation units outstanding at end of period								10,759	10,595	32,002
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$26.982	$25.617	$20.745	$15.44	$19.33	$20.79	$22.31	$25.29	$26.96	$16.69
Value at end of period	$25.617	$20.745	$15.44	$19.33	$20.79	$22.31	$25.29	$26.96	$16.69	$21.57
Number of accumulation units outstanding at end of period	34,056	85,130	75,718	76,221	75,252	74,539	62,501	59,260	14,430	13,090
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$21.677	$20.641	$17.696	$13.78	$17.26	$18.94	$19.81	$22.53	$23.48	$14.63
Value at end of period	$20.641	$17.696	$13.78	$17.26	$18.94	$19.81	$22.53	$23.48	$14.63	$17.89
Number of accumulation units outstanding at end of period	7,168	24,497	17,334	22,932	31,598	32,766	23,164	18,654	4,721	5,269
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$14.459	$14.768	$14.463	$12.62	$16.59	$19.20	$21.17	$23.00	$24.08	$14.92
Value at end of period	$14.768	$14.463	$12.62	$16.59	$19.20	$21.17	$23.00	$24.08	$14.92	$19.51
Number of accumulation units outstanding at end of period	3,480	13,046	18,917	21,077	32,925	38,005	35,739	34,561	13,498	10,434
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during January 2001)										
Value at beginning of period		$10.303	$10.644	$9.17	$12.39	$15.01	$16.04	$18.12	$16.86	$11.12
Value at end of period		$10.644	$9.17	$12.39	$15.01	$16.04	$18.12	$16.86	$11.12	$13.77
Number of accumulation units outstanding at end of period		6,129	13,466	10,241	16,040	13,721	13,777	15,725	4,507	4,191

CFI 425

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$14.416	$15.023	$16.214	$17.43	$18.39	$19.15	$19.60	$20.25	$21.31	$19.35
Value at end of period	$15.023	$16.214	$17.43	$18.39	$19.15	$19.60	$20.25	$21.31	$19.35	$21.43
Number of accumulation units outstanding at end of period	4,465	46,817	23,432	23,127	31	30,702	22,289	22,413	10,471	8,216
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period										$6.91
Value at end of period										$7.52
Number of accumulation units outstanding at end of period										44
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.99	$8.02	$10.32	$12.01	$13.03	$16.74	$18.84	$10.71
Value at end of period			$8.02	$10.32	$12.01	$13.03	$16.74	$18.84	$10.71	$13.51
Number of accumulation units outstanding at end of period			15	175	2,899	4,743	5,260	3,470	1,773	1,473
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$11.21	$13.44	$18.08	$24.82	$11.99
Value at end of period						$13.44	$18.08	$24.82	$11.99	$20.38
Number of accumulation units outstanding at end of period						5,084	8,664	8,227	3,237	3,975
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during November 2002)										
Value at beginning of period			$9.08	$9.19	$11.84	$14.16	$15.22	$17.58	$17.83	$11.83
Value at end of period			$9.19	$11.84	$14.16	$15.22	$17.58	$17.83	$11.83	$14.73
Number of accumulation units outstanding at end of period			325	1,100	2,285	4,711	3,471	3,104	261	89
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period						$11.36	$11.32	$13.09	$12.75	
Value at end of period						$11.32	$13.09	$12.75	$8.85	
Number of accumulation units outstanding at end of period						90	133	152	0	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$22.873	$20.048	$14.859	$9.53	$13.05	$14.19	$15.67	$17.13	$16.70	$10.06
Value at end of period	$20.048	$14.859	$9.53	$13.05	$14.19	$15.67	$17.13	$16.70	$10.06	$13.19
Number of accumulation units outstanding at end of period	6,332	16,554	17,102	20,703	17,716	17,306	15,640	12,652	5,518	5,429
ING LORD ABBETT AFFILIATED PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.16	$10.82	$11.19	$7.05
Value at end of period							$10.82	$11.19	$7.05	$8.32
Number of accumulation units outstanding at end of period							150	12,128	4,070	2,652
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period									$10.23	$6.58
Value at end of period									$6.58	$8.43
Number of accumulation units outstanding at end of period									660	721
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.39	$12.46	$15.31	$18.30	$9.16
Value at end of period						$12.46	$15.31	$18.30	$9.16	$12.49
Number of accumulation units outstanding at end of period						76	5,246	3,245	251	253

CFI 426

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$11.18	$14.53	$14.10	$12.71	$12.46	$11.31	$10.77			
Value at end of period	$13.06	$11.18	$14.53	$14.10	$12.71	$12.46	$11.31			
Number of accumulation units outstanding at end of period	410	409	3,426	22,911	20,713	1,127	360			
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.55	$18.71	$14.83	$12.53						
Value at end of period	$15.21	$11.55	$18.71	$14.83						
Number of accumulation units outstanding at end of period	1,373	677	11,416	3,652						
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2003)										
Value at beginning of period	$9.41	$15.20	$12.18	$11.38	$10.41	$9.41	$6.58			
Value at end of period	$13.21	$9.41	$15.20	$12.18	$11.38	$10.41	$9.41			
Number of accumulation units outstanding at end of period	769	681	1,841	1,704	1,537	1,494	665			
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$16.07	$15.77	$15.11	$14.52	$14.20	$14.16	$14.14	$14.015	$13.586	$13.409
Value at end of period	$16.00	$16.07	$15.77	$15.11	$14.52	$14.20	$14.16	$14.14	$14.015	$13.586
Number of accumulation units outstanding at end of period	11,218	14,553	43,476	38,626	26,649	39,610	32,059	38,273	37,077	27,084
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$8.54	$14.43	$13.66	$11.69	$10.02					
Value at end of period	$11.81	$8.54	$14.43	$13.66	$11.69					
Number of accumulation units outstanding at end of period	28,258	36,323	101,671	121,765	132,754					
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.74	$11.63	$10.79	$10.04	$9.89					
Value at end of period	$11.73	$9.74	$11.63	$10.79	$10.04					
Number of accumulation units outstanding at end of period	4,928	6,990	19,542	22,203	31,278					
ING OPPORTUNISTIC LARGECAP PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$14.69	$22.99	$22.49	$19.53	$18.38	$16.81	$13.60	$18.502	$20.625	$20.538
Value at end of period	$16.78	$14.69	$22.99	$22.49	$19.53	$18.38	$16.81	$13.60	$18.502	$20.625
Number of accumulation units outstanding at end of period	4,606	2,510	6,458	7,086	8,442	8,121	7,177	8,415	8,353	591
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period		$11.57	$11.34	$10.51	$10.39					
Value at end of period		$8.88	$11.57	$11.34	$10.51					
Number of accumulation units outstanding at end of period		0	1,511	91	174					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$12.81	$12.95	$11.94	$11.59	$11.45	$11.08	$10.74	$10.30		
Value at end of period	$14.29	$12.81	$12.95	$11.94	$11.59	$11.45	$11.08	$10.74		
Number of accumulation units outstanding at end of period	4,179	4,461	10,289	7,975	11,686	8,977	9,292	15,165		
ING PIONEER EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$6.35	$9.17	$9.38							
Value at end of period	$7.09	$6.35	$9.17							
Number of accumulation units outstanding at end of period	1,126	2,379	12,472							

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.58	$10.82	$11.30	$7.33
Value at end of period							$10.82	$11.30	$7.33	$9.04
Number of accumulation units outstanding at end of period							25	3,528	635	783
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period							$10.23	$10.60	$11.15	$7.80
Value at end of period							$10.60	$11.15	$7.80	$12.92
Number of accumulation units outstanding at end of period							49	656	609	917
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period								$11.83	$11.13	$7.40
Value at end of period								$11.13	$7.40	$9.20
Number of accumulation units outstanding at end of period								39,325	15,923	13,082
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$10.71
Value at end of period										$12.58
Number of accumulation units outstanding at end of period										34
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period										$6.91
Value at end of period										$8.14
Number of accumulation units outstanding at end of period										169
ING SMALL CAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during December 2002)										
Value at beginning of period			$5.69	$5.01	$6.88	$7.51	$8.12	$9.08	$9.91	$6.45
Value at end of period			$5.01	$6.88	$7.51	$8.12	$9.08	$9.91	$6.45	$8.39
Number of accumulation units outstanding at end of period			269	359	1,234	1,376	618	857	730	534
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$18.318	$18.589	$19.187	$14.62	$19.95	$22.65	$24.79	$28.74	$30.20	$20.67
Value at end of period	$18.589	$19.187	$14.62	$19.95	$22.65	$24.79	$28.74	$30.20	$20.67	$26.17
Number of accumulation units outstanding at end of period	2,705	9,990	11,323	12,997	10,561	8,587	9,303	7,112	2,848	1,351
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period							$10.96	$11.75	$12.18	$8.83
Value at end of period							$11.75	$12.18	$8.83	$10.71
Number of accumulation units outstanding at end of period							24	98	342	
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period							$11.14	$12.20	$12.65	$8.29
Value at end of period							$12.20	$12.65	$8.29	$10.34
Number of accumulation units outstanding at end of period							141	600	1,167	1,853
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period							$10.96	$12.55	$13.09	$8.17
Value at end of period							$12.55	$13.09	$8.17	$10.40
Number of accumulation units outstanding at end of period							30	123	343	668

CFI 428

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$8.05	$13.51	$12.89	$12.44						
Value at end of period	$10.36	$8.05	$13.51	$12.89						
Number of accumulation units outstanding at end of period	7,793	1,595	1,715	5						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$15.34	$20.22	$19.25	$17.90	$17.37	$16.20	$14.37	$15.131	$15.616	$15.374
Value at end of period	$17.94	$15.34	$20.22	$19.25	$17.90	$17.37	$16.20	$14.37	$15.131	$15.616
Number of accumulation units outstanding at end of period	896	926	1,215	1,085	902	685	499	319	527	966
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$14.23	$22.43	$21.51	$19.15	$18.17	$16.34	$13.24	$15.469	$17.62	$17.673
Value at end of period	$17.69	$14.23	$22.43	$21.51	$19.15	$18.17	$16.34	$13.24	$15.469	$17.62
Number of accumulation units outstanding at end of period	481	408	380	320	292	320	494	409	628	663
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period		$21.09	$20.15	$18.26	$17.53			$15.083	$16.34	$16.294
Value at end of period		$14.55	$21.09	$20.15	$18.26			$15.46	$15.083	$16.34
Number of accumulation units outstanding at end of period		0	310	310	310			0	361	304
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$9.25	$12.88	$12.45	$10.96	$10.68					
Value at end of period	$12.22	$9.25	$12.88	$12.45	$10.96					
Number of accumulation units outstanding at end of period	2,452	2,001	28,262	10,579	2,608					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$7.62	$13.52	$12.03	$11.13	$9.94					
Value at end of period	$11.05	$7.62	$13.52	$12.03	$11.13					
Number of accumulation units outstanding at end of period	54,346	58,040	121,342	138,137	158,793					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during September 2003)										
Value at beginning of period	$10.99	$17.25	$16.89	$14.31	$13.89	$12.20	$11.11			
Value at end of period	$13.62	$10.99	$17.25	$16.89	$14.31	$13.89	$12.20			
Number of accumulation units outstanding at end of period	2,558	1,400	4,651	4,810	3,510	2,336	478			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$15.28	$26.67	$24.49	$21.81	$20.73	$19.01	$14.65	$19.272	$21.66	$22.363
Value at end of period	$21.64	$15.28	$26.67	$24.49	$21.81	$20.73	$19.01	$14.65	$19.272	$21.66
Number of accumulation units outstanding at end of period	10,778	11,626	22,189	24,904	26,171	27,981	25,227	23,979	26,494	14,653
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.30	$10.20								
Value at end of period	$8.25	$6.30								
Number of accumulation units outstanding at end of period	1,129	1,690								
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$6.72	$11.25	$11.08	$10.02						
Value at end of period	$8.82	$6.72	$11.25	$11.08						
Number of accumulation units outstanding at end of period	52	16	553	94						

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
ING THORNBURG VALUE PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$36.09	$33.063	$24.654	$17.06	$21.66	$24.23	$24.39	$28.24	$30.01	$17.92
Value at end of period	$33.063	$24.654	$17.06	$21.66	$24.23	$24.39	$28.24	$30.01	$17.92	$25.71
Number of accumulation units outstanding at end of period	2,496	5,483	4,094	4,883	5,174	4,479	4,139	3,039	2,013	2,274
ING U.S. BOND INDEX® PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period									$9.59	$10.21
Value at end of period									$10.21	$10.71
Number of accumulation units outstanding at end of period									3	15
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during October 2000)										
Value at beginning of period	$21.17	$19.38	$15.194	$11.31	$14.01	$15.93	$17.27	$19.59	$19.65	$11.73
Value at end of period	$19.38	$15.194	$11.31	$14.01	$15.93	$17.27	$19.59	$19.65	$11.73	$15.32
Number of accumulation units outstanding at end of period	18,054	19,141	16,871	13,636	13,043	13,509	8,854	6,300	4,163	3,184
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during July 2003)										
Value at beginning of period				$9.42	$10.70	$12.38	$12.69	$14.58	$14.12	$8.89
Value at end of period				$10.70	$12.38	$12.69	$14.58	$14.12	$8.89	$11.32
Number of accumulation units outstanding at end of period				683	1,756	719	1,222	1,891	1,252	1,319
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period						$9.98	$10.72	$11.97	$12.28	$9.33
Value at end of period						$10.72	$11.97	$12.28	$9.33	$11.34
Number of accumulation units outstanding at end of period						39,273	43,013	39,941	17,822	18,007
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$10.98	$11.07	$12.72	$12.94	$8.69
Value at end of period						$11.07	$12.72	$12.94	$8.69	$10.67
Number of accumulation units outstanding at end of period						72	151	155	760	971
LAZARD U.S. MID CAP EQUITY PORTFOLIO										
(Funds were first received in this option during January 2008)										
Value at beginning of period									$8.05	$5.35
Value at end of period									$5.35	$7.34
Number of accumulation units outstanding at end of period									26	554
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period			$9.43	$8.36	$10.34	$12.71	$13.64	$15.17	$15.12	$9.09
Value at end of period			$8.36	$10.34	$12.71	$13.64	$15.17	$15.12	$9.09	$11.40
Number of accumulation units outstanding at end of period			491	1,862	5,810	15,598	14,167	11,678	7,427	9,590
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®										
(Funds were first received in this option during October 2006)										
Value at beginning of period							$10.28	$10.72		
Value at end of period							$10.72	$11.40		
Number of accumulation units outstanding at end of period							83	0		
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2006)										
Value at beginning of period							$13.09	$14.89	$17.11	$10.54
Value at end of period							$14.89	$17.11	$10.54	$14.36
Number of accumulation units outstanding at end of period							740	755	801	790

CFI 430

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
OPPENHEIMER DEVELOPING MARKETS FUND										
(Funds were first received in this option during October 2005)										
Value at beginning of period						$36.82	$40.90	$50.75	$67.31	$34.67
Value at end of period						$40.90	$50.75	$67.31	$34.67	$62.44
Number of accumulation units outstanding at end of period						2,705	8,879	9,379	1,629	2,434
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during April 2006)										
Value at beginning of period							$12.98	$13.39	$13.11	$8.08
Value at end of period							$13.39	$13.11	$8.08	$10.98
Number of accumulation units outstanding at end of period							828	472	17	645
PAX WORLD BALANCED FUND										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$11.20	$11.20	$12.29	$13.32	$9.15
Value at end of period						$11.20	$12.29	$13.32	$9.15	$11.00
Number of accumulation units outstanding at end of period						143	2,501	4,415	1,507	1,733
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.00	$10.95	$12.00	$11.05
Value at end of period							$10.95	$12.00	$11.05	$12.96
Number of accumulation units outstanding at end of period							2,654	1,912	1,633	1,239
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$11.34	$12.77	$5.30
Value at end of period								$12.77	$5.30	$9.18
Number of accumulation units outstanding at end of period								3,469	2,452	2,886
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$10.89	$11.62	$12.19	$7.80
Value at end of period							$11.62	$12.19	$7.80	$12.41
Number of accumulation units outstanding at end of period							687	1,363	261	2,066
TEMPLETON GLOBAL BOND FUND										
(Funds were first received in this option during January 2006)										
Value at beginning of period							$11.48	$12.60	$13.84	$14.57
Value at end of period							$12.60	$13.84	$14.57	$17.17
Number of accumulation units outstanding at end of period							4,987	5,494	4,550	3,999
THE BOND FUND OF AMERICA^{SM}										
(Funds were first received in this option during July 2008)										
Value at beginning of period									$9.70	$8.71
Value at end of period									$8.71	$9.92
Number of accumulation units outstanding at end of period									13	667
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during November 2005)										
Value at beginning of period						$12.04	$12.30	$13.52	$14.86	$8.97
Value at end of period						$12.30	$13.52	$14.86	$8.97	$11.96
Number of accumulation units outstanding at end of period						1,716	6,934	4,811	2,714	2,066
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period								$10.07	$10.51	$5.68
Value at end of period								$10.51	$5.68	$8.44
Number of accumulation units outstanding at end of period								550	1,128	1,022

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
WANGER SELECT										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.15	$16.14	$14.89	$12.92						
Value at end of period	$13.42	$8.15	$16.14	$14.89						
Number of accumulation units outstanding at end of period	2,188	2,824	9,155	4,080						
WANGER USA										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$8.56	$14.31	$13.71	$13.03						
Value at end of period	$12.06	$8.56	$14.31	$13.71						
Number of accumulation units outstanding at end of period	1,755	2,499	8,704	7,658						
WASHINGTON MUTUAL INVESTORS FUND℠										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$8.89	$13.41	$13.03	$11.54						
Value at end of period	$10.48	$8.89	$13.41	$13.03						
Number of accumulation units outstanding at end of period	1,344	1,126	2,304	2,826						

TABLE 51
FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES
(Selected data for accumulation units outstanding throughout each period)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during February 2004)										
Value at beginning of period	$10.08	$14.53	$13.52	$11.66	$11.15	$10.55				
Value at end of period	$12.85	$10.08	$14.53	$13.52	$11.66	$11.15				
Number of accumulation units outstanding at end of period	952	659	483	386	285	206				
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$12.16	$17.95								
Value at end of period	$16.80	$12.16								
Number of accumulation units outstanding at end of period	7,109	2,093								
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$11.33	$19.84	$16.98	$15.30	$13.17	$11.50	$11.07			
Value at end of period	$15.28	$11.33	$19.84	$16.98	$15.30	$13.17	$11.50			
Number of accumulation units outstanding at end of period	118,813	103,341	84,797	66,268	36,587	18,405	8,227			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period			$14.69	$14.03						
Value at end of period			$14.82	$14.69						
Number of accumulation units outstanding at end of period			0	132						
FIDELITY® VIP GROWTH PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$7.02	$13.36	$10.60	$9.98	$9.50	$9.27	$8.90			
Value at end of period	$8.94	$7.02	$13.36	$10.60	$9.98	$9.50	$9.27			
Number of accumulation units outstanding at end of period	18	0	3,249	2,957	6,815	3,972	317			
FIDELITY® VIP OVERSEAS PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period			$16.96	$15.70						
Value at end of period			$19.77	$16.96						
Number of accumulation units outstanding at end of period			0	177						

CFI 432

Condensed Financial Information (continued)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.28	$12.28	$15.09	$16.31	$18.95	$18.38	$12.23
Value at end of period				$12.28	$15.09	$16.31	$18.95	$18.38	$12.23	$15.70
Number of accumulation units outstanding at end of period				2,343	11,968	17,772	27,856	34,672	42,902	51,227
ING BALANCED PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$10.47	$10.74	$11.64	$12.05	$13.17	$13.82	$9.87
Value at end of period				$10.74	$11.64	$12.05	$13.17	$13.82	$9.87	$11.69
Number of accumulation units outstanding at end of period				60	776	2,334	3,240	4,060	0	5
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.32	$11.65	$14.84	$15.87	$18.22	$19.24	$11.23
Value at end of period				$11.65	$14.84	$15.87	$18.22	$19.24	$11.23	$15.08
Number of accumulation units outstanding at end of period				2,498	3,430	6,333	10,483	14,632	19,813	25,035
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period								$10.67	$10.45	
Value at end of period								$10.45	$6.34	
Number of accumulation units outstanding at end of period								2,583	0	
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$9.35	$9.74	$10.67	$11.17	$12.71	$13.27	$8.28
Value at end of period				$9.74	$10.67	$11.17	$12.71	$13.27	$8.28	$10.13
Number of accumulation units outstanding at end of period				2,836	5,766	5,166	7,331	4,516	5,587	7,701
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period				$10.11	$11.76	$13.62	$15.04	$16.35	$17.14	$10.63
Value at end of period				$11.76	$13.62	$15.04	$16.35	$17.14	$10.63	$13.91
Number of accumulation units outstanding at end of period				154	2,316	5,096	6,136	7,405	8,978	10,975
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$11.74	$12.09	$14.62	$15.64	$17.68	$16.47	$10.87
Value at end of period				$12.09	$14.62	$15.64	$17.68	$16.47	$10.87	$13.48
Number of accumulation units outstanding at end of period				108	2,854	4,700	5,326	5,179	8,918	11,114
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$11.66	$11.70	$12.16	$12.46	$12.88	$13.57	$12.34
Value at end of period				$11.70	$12.16	$12.46	$12.88	$13.57	$12.34	$13.68
Number of accumulation units outstanding at end of period				470	957	9,451	24,875	25,109	26,899	24,684
ING INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$8.74	$10.33	$12.05	$13.10	$16.85	$18.99	$10.80
Value at end of period				$10.33	$12.05	$13.10	$16.85	$18.99	$10.80	$13.64
Number of accumulation units outstanding at end of period				1,627	11,146	16,355	20,602	24,300	46,818	47,867
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period				$10.35	$10.35	$10.36	$10.61	$11.05	$11.55	$11.78
Value at end of period				$10.35	$10.36	$10.61	$11.05	$11.55	$11.78	$11.74
Number of accumulation units outstanding at end of period				5	1,244	6,017	15,836	37,109	68,430	94,439

CFI 433

Condensed Financial Information (continued)

ING OPPENHEIMER GLOBAL PORTFOLIO
(Funds were first received in this option during April 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$10.02	$11.71	$13.73	$14.54	$8.62
Value at end of period						$11.71	$13.73	$14.54	$8.62	$11.95
Number of accumulation units outstanding at end of period						26,655	43,001	54,026	46,865	50,515

ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO
(Funds were first received in this option during April 2005)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period						$9.90	$10.06	$10.84	$11.71	$9.83
Value at end of period						$10.06	$10.84	$11.71	$9.83	$11.88
Number of accumulation units outstanding at end of period						5,153	16,375	32,830	50,046	49,818

ING OPPORTUNISTIC LARGECAP PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$8.50	$8.85	$9.66	$10.27	$11.84	$12.12	
Value at end of period				$8.85	$9.66	$10.27	$11.84	$12.12	$7.75	
Number of accumulation units outstanding at end of period				3	24	197	474	907	0	

ING PIMCO TOTAL RETURN PORTFOLIO
(Funds were first received in this option during 2008)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period									$13.35	$13.24
Value at end of period									$13.24	$14.81
Number of accumulation units outstanding at end of period									26,533	32,023

ING PIONEER EQUITY INCOME PORTFOLIO
(Funds were first received in this option during July 2008)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period									$8.36	$6.39
Value at end of period									$6.39	$7.15
Number of accumulation units outstanding at end of period									156,727	165,403

ING PIONEER MID CAP VALUE PORTFOLIO
(Funds were first received in this option during July 2008)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period									$10.12	$7.45
Value at end of period									$7.45	$9.28
Number of accumulation units outstanding at end of period									62,485	68,373

ING SMALL COMPANY PORTFOLIO

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$10.56	$10.96	$12.41	$13.60	$15.78	$16.61	
Value at end of period				$10.96	$12.41	$13.60	$15.78	$16.61	$11.37	
Number of accumulation units outstanding at end of period				58	368	1,277	2,009	2,480	0	

ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO
(Funds were first received in this option during December 2003)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$10.53	$10.74	$11.49	$11.85	$12.76	$13.41	$10.19
Value at end of period				$10.74	$11.49	$11.85	$12.76	$13.41	$10.19	$11.93
Number of accumulation units outstanding at end of period				555	1,007	1,681	2,574	3,001	4,533	6,032

ING STRATEGIC ALLOCATION GROWTH PORTFOLIO
(Funds were first received in this option during December 2003)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$10.04	$10.38	$11.52	$12.16	$13.67	$14.27	$9.06
Value at end of period				$10.38	$11.52	$12.16	$13.67	$14.27	$9.06	$11.28
Number of accumulation units outstanding at end of period				74	1,377	3,070	516	1,139	1,561	2,422

ING STRATEGIC ALLOCATION MODERATE PORTFOLIO
(Funds were first received in this option during December 2003)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period					$10.67	$11.51	$11.98	$13.23	$13.87	$9.58
Value at end of period					$11.51	$11.98	$13.23	$13.87	$9.58	$11.59
Number of accumulation units outstanding at end of period					187	384	529	396	292	1,180

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
(Funds were first received in this option during December 2003)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Value at beginning of period				$9.96	$10.37	$11.31	$11.93	$13.43	$14.67	$8.42
Value at end of period				$10.37	$11.31	$11.93	$13.43	$14.67	$8.42	$11.96
Number of accumulation units outstanding at end of period				691	14,100	14,012	6,339	7,777	9,513	11,083

CFI 434

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.31	$10.20								
Value at end of period	$8.29	$6.31								
Number of accumulation units outstanding at end of period	218	46								
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$9.18	$14.55	$14.97	$12.97	$12.58	$10.82	$9.72			
Value at end of period	$11.73	$9.18	$14.55	$14.97	$12.97	$12.58	$10.82			
Number of accumulation units outstanding at end of period	18,348	12,509	11,193	9,784	10,377	4,360	101			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$9.42	$12.37	$12.03	$10.74	$9.82					
Value at end of period	$11.48	$9.42	$12.37	$12.03	$10.74					
Number of accumulation units outstanding at end of period	25,214	20,796	13,182	12,528	8,594					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during August 2003)										
Value at beginning of period	$10.36	$17.20	$17.21	$15.44	$14.36	$11.65	$10.09			
Value at end of period	$13.04	$10.36	$17.20	$17.21	$15.44	$14.36	$11.65			
Number of accumulation units outstanding at end of period	32,612	27,616	23,885	22,848	17,040	12,913	2,987			
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$10.93	$11.15								
Value at end of period	$14.92	$10.93								
Number of accumulation units outstanding at end of period	3,794	35								
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$10.93	$10.74								
Value at end of period	$12.86	$10.93								
Number of accumulation units outstanding at end of period	8,383	1,763								
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.36	$14.97	$14.94	$12.28	$11.69	$10.11	$9.05			
Value at end of period	$11.75	$10.36	$14.97	$14.94	$12.28	$11.69	$10.11			
Number of accumulation units outstanding at end of period	0	5	78,683	58,067	33,925	18,301	6,272			
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.30	$13.92								
Value at end of period	$12.43	$9.30								
Number of accumulation units outstanding at end of period	12,470	6,653								
WANGER SELECT										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$8.18									
Value at end of period	$14.00									
Number of accumulation units outstanding at end of period	3,456									

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated April 30, 2010 as well as all current prospectuses for the funds available under the Contracts.

_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.01107-10) dated April 30, 2010.

_____ Please send the most recent annual and/or quarterly report for ING Life Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.01107-10

| VARIABLE ANNUITY ACCOUNT C |
| OF |
| ING LIFE INSURANCE AND ANNUITY COMPANY |

Multiple Sponsored Retirement Options

Statement of Additional Information dated April 30, 2010

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 30, 2010. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial

Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Purchase and Participation - Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2009, 2008 and 2007 amounted to $44,259,566.54, 43,901,529.15, and $44,267,199.63, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of annuity units purchased is based on your account value and the value of each unit on the day the annuity units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable

Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging,

asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2009

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
The Alger Fund II:
  Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Investor A
    Shares
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
  Capital World Growth & Income Fund℠, Inc. - Class R-3
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
  Fundamental Investors℠, Inc. - Class R-3
  Fundamental Investors℠, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A

ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Growth and Income Portfolio II - Service Class
  ING Index Plus International Equity Portfolio - Institutional Class
  ING Index Plus International Equity Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Adviser Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class

ING Partners, Inc. (continued):
    ING Solution Growth and Income Portfolio - Service Class
    ING Solution Growth Portfolio - Service Class
    ING Solution Income Portfolio - Adviser Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
    ING T. Rowe Price Growth Equity Portfolio - Adviser Class
    ING T. Rowe Price Growth Equity Portfolio - Initial Class
    ING T. Rowe Price Growth Equity Portfolio - Service Class
    ING Templeton Foreign Equity Portfolio - Adviser Class
    ING Templeton Foreign Equity Portfolio - Initial Class
    ING Templeton Foreign Equity Portfolio - Service Class
    ING Thornburg Value Portfolio - Adviser Class
    ING Thornburg Value Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
    ING Van Kampen Comstock Portfolio - Adviser Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Adviser Class
    ING Van Kampen Equity and Income Portfolio - Initial Class
    ING Van Kampen Equity and Income Portfolio - Service Class
ING Series Fund, Inc.:
    ING Growth and Income Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
    ING Strategic Allocation Conservative Portfolio - Class I
    ING Strategic Allocation Growth Portfolio - Class I
    ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
    ING Growth and Income Portfolio - Class A
    ING Growth and Income Portfolio - Class I
    ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology Opportunities Portfolio - Class I
    ING Index Plus LargeCap Portfolio - Class I
    ING Index Plus LargeCap Portfolio - Class S
    ING Index Plus MidCap Portfolio - Class I
    ING Index Plus MidCap Portfolio - Class S
    ING Index Plus SmallCap Portfolio - Class I
    ING Index Plus SmallCap Portfolio - Class S
    ING International Index Portfolio - Class I
    ING International Index Portfolio - Class S
    ING Opportunistic Large Cap Growth Portfolio - Class I
    ING Opportunistic Large Cap Portfolio - Class I
    ING Russell™ Large Cap Growth Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
    ING Russell™ Large Cap Growth Index Portfolio - Class S
    ING Russell™ Large Cap Index Portfolio - Class I
    ING Russell™ Large Cap Value Index Portfolio - Class I
    ING Russell™ Large Cap Value Index Portfolio - Class S
    ING Russell™ Mid Cap Growth Index Portfolio - Class S
    ING Russell™ Mid Cap Index Portfolio - Class I
    ING Russell™ Small Cap Index Portfolio - Class I
    ING Small Company Portfolio - Class I
    ING Small Company Portfolio - Class S
    ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
    ING International Value Portfolio - Class I
    ING International Value Portfolio - Class S
    ING MidCap Opportunities Portfolio - Class I
    ING MidCap Opportunities Portfolio - Class S
    ING SmallCap Opportunities Portfolio - Class I
    ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional Shares
    Janus Aspen Series Enterprise Portfolio - Institutional Shares
    Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
    Janus Aspen Series Janus Portfolio - Institutional Shares
    Janus Aspen Series Worldwide Portfolio - Institutional Shares
The Lazard Funds, Inc.:
    Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
    LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
    Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
    Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer MidCap Fund/VA
    Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
    Pax World Balanced Fund
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class

Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
    RiverSource® Diversified Equity Income Fund - Class R-3
    RiverSource® Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
    SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class

Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Income Trust:
    Templeton Global Bond Fund - Class A
Van Kampen Equity Trust:
    Van Kampen Small Cap Value Fund - Class A
Vanguard® Variable Insurance Fund:
    Diversified Value Portfolio
    Equity Income Portfolio
    Small Company Growth Portfolio
Wanger Advisors Trust:
    Wanger International
    Wanger Select
    Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
    Washington Mutual Investors Fund[SM], Inc. - Class R-3
    Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
    Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 8, 2010

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds at fair value	$ 2,312	$ 31	$ 164	$ 20,643	$ 38,603
Total assets	2,312	31	164	20,643	38,603
Net assets	$ 2,312	$ 31	$ 164	$ 20,643	$ 38,603
Net assets					
Accumulation units	$ 2,312	$ 31	$ 164	$ 20,607	$ 37,977
Contracts in payout (annuitization)	-	-	-	36	626
Total net assets	$ 2,312	$ 31	$ 164	$ 20,643	$ 38,603
Total number of mutual fund shares	110,348	1,376	6,423	1,015,391	1,549,095
Cost of mutual fund shares	$ 2,080	$ 37	$ 165	$ 25,583	$ 37,019

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Total assets	1,064	196	434	134	1,179
Net assets	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Net assets					
Accumulation units	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,064	$ 196	$ 434	$ 134	$ 1,179
Total number of mutual fund shares	184,703	66,599	28,572	12,939	93,065
Cost of mutual fund shares	$ 987	$ 226	$ 557	$ 121	$ 997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation- Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Total assets	563	5,651	10,356	5,796	9,060
Net assets	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Net assets					
Accumulation units	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 563	$ 5,651	$ 10,356	$ 5,796	$ 9,060
Total number of mutual fund shares	24,285	264,909	360,946	358,859	787,856
Cost of mutual fund shares	$ 608	$ 5,132	$ 9,579	$ 6,153	$ 9,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	American Century Income & Growth Fund - A Class		Ariel Appreciation Fund		Ariel Fund		Artisan International Fund - Investor Shares		BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	
Assets										
Investments in mutual funds										
at fair value	$	4,656	$	622	$	1,271	$	1,829	$	263
Total assets		4,656		622		1,271		1,829		263
Net assets	$	4,656	$	622	$	1,271	$	1,829	$	263
Net assets										
Accumulation units	$	4,656	$	622	$	1,271	$	1,829	$	263
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	4,656	$	622	$	1,271	$	1,829	$	263
Total number of mutual fund shares		218,377		17,547		32,964		88,523		19,881
Cost of mutual fund shares	$	6,103	$	592	$	1,143	$	1,572	$	247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	The Bond Fund of America℠, Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital World Growth & Income Fund℠, Inc. - Class R-3	Columbia℠ Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 5,982	$ 42,394	$ 14	$ 2,451	$ 2,961
Total assets	5,982	42,394	14	2,451	2,961
Net assets	$ 5,982	$ 42,394	$ 14	$ 2,451	$ 2,961
Net assets					
Accumulation units	$ 5,982	$ 42,279	$ 14	$ 2,451	$ 2,961
Contracts in payout (annuitization)	-	115	-	-	-
Total net assets	$ 5,982	$ 42,394	$ 14	$ 2,451	$ 2,961
Total number of mutual fund shares	506,960	27,654,180	427	99,303	267,507
Cost of mutual fund shares	$ 5,654	$ 48,898	$ 14	$ 2,068	$ 2,298

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Total assets	1,314	70	247	13	11,577
Net assets	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Net assets					
Accumulation units	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,314	$ 70	$ 247	$ 13	$ 11,577
Total number of mutual fund shares	118,627	2,932	1,974	804	307,248
Cost of mutual fund shares	$ 1,069	$ 66	$ 270	$ 13	$ 12,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 247,037	$ 82,713	$ 263,715	$ 190,848	$ 9,003
Total assets	247,037	82,713	263,715	190,848	9,003
Net assets	$ 247,037	$ 82,713	$ 263,715	$ 190,848	$ 9,003
Net assets					
Accumulation units	$ 247,037	$ 82,713	$ 260,811	$ 190,393	$ 8,935
Contracts in payout (annuitization)	-	-	2,904	455	68
Total net assets	$ 247,037	$ 82,713	$ 263,715	$ 190,848	$ 9,003
Total number of mutual fund shares	6,549,234	4,649,393	15,687,998	6,353,145	1,701,899
Cost of mutual fund shares	$ 272,153	$ 111,366	$ 349,312	$ 207,576	$ 9,085

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 35,651	$ 970,509	$ 95,244	$ 13,948	$ 20,099
Total assets	35,651	970,509	95,244	13,948	20,099
Net assets	$ 35,651	$ 970,509	$ 95,244	$ 13,948	$ 20,099
Net assets					
Accumulation units	$ 35,651	$ 962,306	$ 95,244	$ 13,948	$ 20,099
Contracts in payout (annuitization)	-	8,203	-	-	-
Total net assets	$ 35,651	$ 970,509	$ 95,244	$ 13,948	$ 20,099
Total number of mutual fund shares	2,368,825	47,066,372	796,218	546,141	1,546,114
Cost of mutual fund shares	$ 48,084	$ 1,199,021	$ 97,689	$ 15,317	$ 21,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors^{SM}, Inc. - Class R-3	Fundamental Investors^{SM}, Inc. - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 3,353	$ 563	$ 86,667	$ 505	$ 21,781
Total assets	3,353	563	86,667	505	21,781
Net assets	$ 3,353	$ 563	$ 86,667	$ 505	$ 21,781
Net assets					
Accumulation units	$ 3,353	$ 563	$ 85,100	$ 505	$ 21,781
Contracts in payout (annuitization)	-	-	1,567	-	-
Total net assets	$ 3,353	$ 563	$ 86,667	$ 505	$ 21,781
Total number of mutual fund shares	126,526	19,373	6,786,762	15,465	666,491
Cost of mutual fund shares	$ 3,460	$ 611	$ 106,266	$ 458	$ 18,548

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 15,280	$ 277,112	$ 1,778	$ 341,845	$ 1,611
Total assets	15,280	277,112	1,778	341,845	1,611
Net assets	$ 15,280	$ 277,112	$ 1,778	$ 341,845	$ 1,611
Net assets					
Accumulation units	$ 15,280	$ 277,112	$ 1,778	$ 324,059	$ 1,611
Contracts in payout (annuitization)	-	-	-	17,786	-
Total net assets	$ 15,280	$ 277,112	$ 1,778	$ 341,845	$ 1,611
Total number of mutual fund shares	567,411	10,221,772	115,186	32,806,581	149,676
Cost of mutual fund shares	$ 16,407	$ 294,924	$ 1,932	$ 402,168	$ 1,887

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING Artio Foreign Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,826	$ 3,799	$ 378,989	$ 349	$ 36,625
Total assets	4,826	3,799	378,989	349	36,625
Net assets	$ 4,826	$ 3,799	$ 378,989	$ 349	$ 36,625
Net assets					
Accumulation units	$ 4,826	$ 3,799	$ 372,632	$ 349	$ 36,625
Contracts in payout (annuitization)	-	-	6,357	-	-
Total net assets	$ 4,826	$ 3,799	$ 378,989	$ 349	$ 36,625
Total number of mutual fund shares	555,974	418,812	32,756,146	30,329	3,388,085
Cost of mutual fund shares	$ 4,734	$ 4,015	$ 427,930	$ 356	$ 52,296

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 79,020	$ 158	$ 177	$ 50,442	$ 1,315
Total assets	79,020	158	177	50,442	1,315
Net assets	$ 79,020	$ 158	$ 177	$ 50,442	$ 1,315
Net assets					
Accumulation units	$ 78,790	$ 158	$ 177	$ 50,442	$ -
Contracts in payout (annuitization)	230	-	-	-	1,315
Total net assets	$ 79,020	$ 158	$ 177	$ 50,442	$ 1,315
Total number of mutual fund shares	9,114,215	18,346	20,692	5,447,302	73,985
Cost of mutual fund shares	$ 107,144	$ 146	$ 151	$ 52,428	$ 1,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 26,610	$ 9,719	$ 378	$ 41,611	$ 27
Total assets	26,610	9,719	378	41,611	27
Net assets	$ 26,610	$ 9,719	$ 378	$ 41,611	$ 27
Net assets					
Accumulation units	$ 26,610	$ 9,719	$ 378	$ 41,611	$ 27
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 26,610	$ 9,719	$ 378	$ 41,611	$ 27
Total number of mutual fund shares	1,499,164	944,461	32,770	3,511,506	1,525
Cost of mutual fund shares	$ 33,228	$ 10,000	$ 315	$ 40,599	$ 36

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Total assets	107,768	13,120	421	36,901	30,187
Net assets	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Net assets					
Accumulation units	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 107,768	$ 13,120	$ 421	$ 36,901	$ 30,187
Total number of mutual fund shares	6,034,043	1,238,951	21,032	1,810,668	1,484,863
Cost of mutual fund shares	$ 130,909	$ 13,402	$ 314	$ 35,691	$ 30,353

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class		ING Lord Abbett Affiliated Portfolio - Institutional Class		ING Lord Abbett Affiliated Portfolio - Service Class		ING Marsico Growth Portfolio - Institutional Class		ING Marsico Growth Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	3,617	$	79,642	$	668	$	7,384	$	337
Total assets		3,617		79,642		668		7,384		337
Net assets	$	3,617	$	79,642	$	668	$	7,384	$	337
Net assets										
Accumulation units	$	3,617	$	78,591	$	668	$	7,384	$	337
Contracts in payout (annuitization)		-		1,051		-		-		-
Total net assets	$	3,617	$	79,642	$	668	$	7,384	$	337
Total number of mutual fund shares		347,835		10,343,066		86,250		508,874		23,463
Cost of mutual fund shares	$	3,714	$	114,277	$	892	$	7,884	$	353

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Total assets	175	8,576	896	58,354	25,683
Net assets	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Net assets					
Accumulation units	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 175	$ 8,576	$ 896	$ 58,354	$ 25,683
Total number of mutual fund shares	16,710	823,815	65,456	4,271,884	1,874,643
Cost of mutual fund shares	$ 174	$ 10,501	$ 888	$ 71,941	$ 30,956

The accompanying notes are an integral part of these financial statements.

20

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 34,116	$ 3,426	$ 12,663	$ 124,824	$ 3
Total assets	34,116	3,426	12,663	124,824	3
Net assets	$ 34,116	$ 3,426	$ 12,663	$ 124,824	$ 3
Net assets					
Accumulation units	$ 34,116	$ 3,426	$ 12,663	$ 122,846	$ 3
Contracts in payout (annuitization)	-	-	-	1,978	-
Total net assets	$ 34,116	$ 3,426	$ 12,663	$ 124,824	$ 3
Total number of mutual fund shares	2,843,032	355,052	1,312,205	17,986,229	392
Cost of mutual fund shares	$ 42,200	$ 3,090	$ 11,048	$ 156,658	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 15,047	$ 353	$ 83,867	$ 342	$ 3,952
Total assets	15,047	353	83,867	342	3,952
Net assets	$ 15,047	$ 353	$ 83,867	$ 342	$ 3,952
Net assets					
Accumulation units	$ 14,843	$ 353	$ 82,767	$ 342	$ 3,952
Contracts in payout (annuitization)	204	-	1,100	-	-
Total net assets	$ 15,047	$ 353	$ 83,867	$ 342	$ 3,952
Total number of mutual fund shares	1,546,452	36,251	8,931,473	36,513	409,105
Cost of mutual fund shares	$ 17,706	$ 323	$ 103,527	$ 341	$ 4,417

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 257,927	$ 1,389	$ 110,806	$ 738	$ 3,525
Total assets	257,927	1,389	110,806	738	3,525
Net assets	$ 257,927	$ 1,389	$ 110,806	$ 738	$ 3,525
Net assets					
Accumulation units	$ 257,927	$ 1,389	$ 110,736	$ 738	$ 3,525
Contracts in payout (annuitization)	-	-	70	-	-
Total net assets	$ 257,927	$ 1,389	$ 110,806	$ 738	$ 3,525
Total number of mutual fund shares	12,768,653	134,319	10,644,157	69,552	331,318
Cost of mutual fund shares	$ 286,533	$ 1,630	$ 131,841	$ 826	$ 3,824

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I
Assets					
Investments in mutual funds					
at fair value	$ 18,265	$ 1,504	$ 403,501	$ 24	$ 3
Total assets	18,265	1,504	403,501	24	3
Net assets	$ 18,265	$ 1,504	$ 403,501	$ 24	$ 3
Net assets					
Accumulation units	$ 18,265	$ 1,504	$ 399,348	$ 24	$ 3
Contracts in payout (annuitization)	-	-	4,153	-	-
Total net assets	$ 18,265	$ 1,504	$ 403,501	$ 24	$ 3
Total number of mutual fund shares	944,401	186,088	403,501,398	1,663	294
Cost of mutual fund shares	$ 21,289	$ 1,216	$ 403,501	$ 25	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,642	$ 52	$ 35,995	$ 3,022	$ 947
Total assets	1,642	52	35,995	3,022	947
Net assets	$ 1,642	$ 52	$ 35,995	$ 3,022	$ 947
Net assets					
Accumulation units	$ 1,642	$ 52	$ 35,510	$ 3,022	$ 947
Contracts in payout (annuitization)	-	-	485	-	-
Total net assets	$ 1,642	$ 52	$ 35,995	$ 3,022	$ 947
Total number of mutual fund shares	50,678	5,363	3,673,000	320,499	64,553
Cost of mutual fund shares	$ 2,131	$ 52	$ 38,658	$ 3,266	$ 833

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 100,316	$ 21	$ 1,441	$ 12,781	$ 9,850
Total assets	100,316	21	1,441	12,781	9,850
Net assets	$ 100,316	$ 21	$ 1,441	$ 12,781	$ 9,850
Net assets					
Accumulation units	$ 99,147	$ 21	$ 1,441	$ 12,454	$ 9,850
Contracts in payout (annuitization)	1,169	-	-	327	-
Total net assets	$ 100,316	$ 21	$ 1,441	$ 12,781	$ 9,850
Total number of mutual fund shares	6,696,694	2,466	171,311	802,301	948,929
Cost of mutual fund shares	$ 104,568	$ 18	$ 1,401	$ 13,584	$ 11,718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 177	$ 667	$ 350	$ 141	$ 59
Total assets	177	667	350	141	59
Net assets	$ 177	$ 667	$ 350	$ 141	$ 59
Net assets					
Accumulation units	$ 177	$ 667	$ 350	$ 141	$ 59
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 177	$ 667	$ 350	$ 141	$ 59
Total number of mutual fund shares	18,148	71,266	38,239	15,789	5,744
Cost of mutual fund shares	$ 168	$ 585	$ 291	$ 124	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 292	$ 26,549	$ 109	$ 102,928	$ 151
Total assets	292	26,549	109	102,928	151
Net assets	$ 292	$ 26,549	$ 109	$ 102,928	$ 151
Net assets					
Accumulation units	$ 292	$ 25,787	$ 109	$ 102,794	$ 151
Contracts in payout (annuitization)	-	762	-	134	-
Total net assets	$ 292	$ 26,549	$ 109	$ 102,928	$ 151
Total number of mutual fund shares	25,815	2,335,035	2,930	2,648,691	3,958
Cost of mutual fund shares	$ 322	$ 32,576	$ 83	$ 101,422	$ 158

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 383	$ 549,793	$ 486	$ 239	$ 132,935
Total assets	383	549,793	486	239	132,935
Net assets	$ 383	$ 549,793	$ 486	$ 239	$ 132,935
Net assets					
Accumulation units	$ 383	$ 547,017	$ 486	$ 239	$ 127,155
Contracts in payout (annuitization)	-	2,776	-	-	5,780
Total net assets	$ 383	$ 549,793	$ 486	$ 239	$ 132,935
Total number of mutual fund shares	32,415	45,176,056	41,029	22,871	12,684,657
Cost of mutual fund shares	$ 360	$ 571,262	$ 553	$ 226	$ 132,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 609	$ 1,215	$ 175,181	$ 13,508	$ 181
Total assets	609	1,215	175,181	13,508	181
Net assets	$ 609	$ 1,215	$ 175,181	$ 13,508	$ 181
Net assets					
Accumulation units	$ 597	$ 1,215	$ 166,533	$ 12,428	$ 181
Contracts in payout (annuitization)	12	-	8,648	1,080	-
Total net assets	$ 609	$ 1,215	$ 175,181	$ 13,508	$ 181
Total number of mutual fund shares	57,954	106,016	15,127,917	1,344,067	17,985
Cost of mutual fund shares	$ 532	$ 1,192	$ 171,975	$ 11,736	$ 169

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Total assets	14,444	44,359	18,118	64,506	16,062
Net assets	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Net assets					
Accumulation units	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 14,444	$ 44,359	$ 18,118	$ 64,506	$ 16,062
Total number of mutual fund shares	1,434,359	4,361,757	1,845,059	6,496,082	1,622,445
Cost of mutual fund shares	$ 15,571	$ 47,447	$ 20,095	$ 69,685	$ 17,752

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Total assets	52,312	11,165	36,075	1,529	737
Net assets	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Net assets					
Accumulation units	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 52,312	$ 11,165	$ 36,075	$ 1,529	$ 737
Total number of mutual fund shares	5,225,929	1,127,754	3,607,451	168,197	89,153
Cost of mutual fund shares	$ 55,795	$ 12,530	$ 38,165	$ 1,349	$ 646

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 8,576	$ 9,378	$ 313	$ 281,756	$ 368
Total assets	8,576	9,378	313	281,756	368
Net assets	$ 8,576	$ 9,378	$ 313	$ 281,756	$ 368
Net assets					
Accumulation units	$ 8,576	$ 9,378	$ 313	$ 280,791	$ 368
Contracts in payout (annuitization)	-	-	-	965	-
Total net assets	$ 8,576	$ 9,378	$ 313	$ 281,756	$ 368
Total number of mutual fund shares	837,481	906,066	48,431	41,990,524	55,806
Cost of mutual fund shares	$ 9,133	$ 9,657	$ 344	$ 320,521	$ 372

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,070	$ 200,867	$ 1,598	$ 215	$ 94,024
Total assets	1,070	200,867	1,598	215	94,024
Net assets	$ 1,070	$ 200,867	$ 1,598	$ 215	$ 94,024
Net assets					
Accumulation units	$ 1,070	$ 199,622	$ 1,598	$ 215	$ 91,676
Contracts in payout (annuitization)	-	1,245	-	-	2,348
Total net assets	$ 1,070	$ 200,867	$ 1,598	$ 215	$ 94,024
Total number of mutual fund shares	23,286	4,305,833	34,536	20,788	9,040,731
Cost of mutual fund shares	$ 1,168	$ 196,554	$ 1,706	$ 229	$ 114,294

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 57	$ 429	$ 89,807	$ 77	$ 76,337
Total assets	57	429	89,807	77	76,337
Net assets	$ 57	$ 429	$ 89,807	$ 77	$ 76,337
Net assets					
Accumulation units	$ 57	$ 429	$ 88,780	$ 77	$ 75,802
Contracts in payout (annuitization)	-	-	1,027	-	535
Total net assets	$ 57	$ 429	$ 89,807	$ 77	$ 76,337
Total number of mutual fund shares	5,541	15,038	3,077,688	9,690	9,471,076
Cost of mutual fund shares	$ 50	$ 483	$ 83,896	$ 78	$ 80,077

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 10	$ 284	$ 51,283	$ 492	$ 240,779
Total assets	10	284	51,283	492	240,779
Net assets	$ 10	$ 284	$ 51,283	$ 492	$ 240,779
Net assets					
Accumulation units	$ 10	$ 284	$ 49,905	$ 492	$ 237,209
Contracts in payout (annuitization)	-	-	1,378	-	3,570
Total net assets	$ 10	$ 284	$ 51,283	$ 492	$ 240,779
Total number of mutual fund shares	1,275	31,885	5,723,599	16,053	7,759,541
Cost of mutual fund shares	$ 12	$ 325	$ 65,082	$ 525	$ 259,394

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Growth and Income Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 149	$ 129	$ 29,313	$ 60,353	$ 56,060
Total assets	149	129	29,313	60,353	56,060
Net assets	$ 149	$ 129	$ 29,313	$ 60,353	$ 56,060
Net assets					
Accumulation units	$ 149	$ 129	$ 28,627	$ 59,663	$ 55,025
Contracts in payout (annuitization)	-	-	686	690	1,035
Total net assets	$ 149	$ 129	$ 29,313	$ 60,353	$ 56,060
Total number of mutual fund shares	4,833	12,385	2,991,172	6,427,358	5,851,766
Cost of mutual fund shares	$ 151	$ 104	$ 34,801	$ 79,694	$ 72,290

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Assets					
Investments in mutual funds at fair value	$ 403	$ 1,084,132	$ 884	$ 420	$ 1,981
Total assets	403	1,084,132	884	420	1,981
Net assets	$ 403	$ 1,084,132	$ 884	$ 420	$ 1,981
Net assets					
Accumulation units	$ 403	$ 996,276	$ 884	$ 420	$ 1,981
Contracts in payout (annuitization)	-	87,856	-	-	-
Total net assets	$ 403	$ 1,084,132	$ 884	$ 420	$ 1,981
Total number of mutual fund shares	20,856	55,825,540	45,837	54,152	244,317
Cost of mutual fund shares	$ 396	$ 1,369,720	$ 878	$ 518	$ 2,361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Assets					
Investments in mutual funds at fair value	$ 1,715	$ 350	$ 141	$ 68	$ 31
Total assets	1,715	350	141	68	31
Net assets	$ 1,715	$ 350	$ 141	$ 68	$ 31
Net assets					
Accumulation units	$ 1,715	$ 350	$ 141	$ 68	$ 31
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,715	$ 350	$ 141	$ 68	$ 31
Total number of mutual fund shares	217,026	44,090	17,917	8,508	3,926
Cost of mutual fund shares	$ 2,067	$ 405	$ 171	$ 82	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 42,053	$ 283,441	$ 375	$ 274,072	$ 472
Total assets	42,053	283,441	375	274,072	472
Net assets	$ 42,053	$ 283,441	$ 375	$ 274,072	$ 472
Net assets					
Accumulation units	$ 42,053	$ 280,239	$ 375	$ 272,736	$ 472
Contracts in payout (annuitization)	-	3,202	-	1,336	-
Total net assets	$ 42,053	$ 283,441	$ 375	$ 274,072	$ 472
Total number of mutual fund shares	8,393,799	22,821,346	30,375	21,328,524	37,099
Cost of mutual fund shares	$ 36,777	$ 302,031	$ 434	$ 346,896	$ 485

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 103,515	$ 122	$ 19,407	$ 19	$ 82,042
Total assets	103,515	122	19,407	19	82,042
Net assets	$ 103,515	$ 122	$ 19,407	$ 19	$ 82,042
Net assets					
Accumulation units	$ 102,853	$ 122	$ 18,805	$ 19	$ 81,773
Contracts in payout (annuitization)	662	-	602	-	269
Total net assets	$ 103,515	$ 122	$ 19,407	$ 19	$ 82,042
Total number of mutual fund shares	8,985,647	10,693	2,363,807	2,269	8,546,089
Cost of mutual fund shares	$ 135,948	$ 100	$ 17,840	$ 17	$ 89,573

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 2,772	$ 353	$ 9,692	$ 79	$ 1,952
Total assets	2,772	353	9,692	79	1,952
Net assets	$ 2,772	$ 353	$ 9,692	$ 79	$ 1,952
Net assets					
Accumulation units	$ 2,572	$ 353	$ 9,692	$ 79	$ 1,952
Contracts in payout (annuitization)	200	-	-	-	-
Total net assets	$ 2,772	$ 353	$ 9,692	$ 79	$ 1,952
Total number of mutual fund shares	215,913	27,538	1,086,542	6,212	154,406
Cost of mutual fund shares	$ 2,397	$ 302	$ 8,010	$ 71	$ 1,721

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S		ING Russell™ Mid Cap Index Portfolio - Class I		ING Russell™ Small Cap Index Portfolio - Class I		ING Small Company Portfolio - Class I		ING Small Company Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	3,049	$	3,562	$	1,962	$	107,672	$	118
Total assets		3,049		3,562		1,962		107,672		118
Net assets	$	3,049	$	3,562	$	1,962	$	107,672	$	118
Net assets										
Accumulation units	$	3,049	$	3,562	$	1,962	$	106,272	$	118
Contracts in payout (annuitization)		-		-		-		1,400		-
Total net assets	$	3,049	$	3,562	$	1,962	$	107,672	$	118
Total number of mutual fund shares		232,239		383,429		199,952		7,265,299		8,061
Cost of mutual fund shares	$	2,709	$	2,687	$	1,613	$	132,435	$	120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 3,932	$ 105,099	$ 283	$ 12,935	$ 276
Total assets	3,932	105,099	283	12,935	276
Net assets	$ 3,932	$ 105,099	$ 283	$ 12,935	$ 276
Net assets					
Accumulation units	$ 3,932	$ 102,215	$ 283	$ 12,935	$ 276
Contracts in payout (annuitization)	-	2,884	-	-	-
Total net assets	$ 3,932	$ 105,099	$ 283	$ 12,935	$ 276
Total number of mutual fund shares	378,481	12,423,099	32,901	1,432,434	31,133
Cost of mutual fund shares	$ 3,875	$ 155,457	$ 337	$ 12,565	$ 252

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I		ING SmallCap Opportunities Portfolio - Class S		Janus Aspen Series Balanced Portfolio - Institutional Shares		Janus Aspen Series Enterprise Portfolio - Institutional Shares		Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	
Assets										
Investments in mutual funds at fair value	$	11,898	$	60	$	261	$	327	$	62
Total assets		11,898		60		261		327		62
Net assets	$	11,898	$	60	$	261	$	327	$	62
Net assets										
Accumulation units	$	11,898	$	60	$	261	$	327	$	62
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	11,898	$	60	$	261	$	327	$	62
Total number of mutual fund shares		739,939		3,824		9,718		10,606		4,971
Cost of mutual fund shares	$	13,227	$	56	$	267	$	366	$	57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Total assets	84	172	1,162	269	2,518
Net assets	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Net assets					
Accumulation units	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 84	$ 172	$ 1,162	$ 269	$ 2,518
Total number of mutual fund shares	3,908	6,566	114,132	18,882	118,591
Cost of mutual fund shares	$ 93	$ 203	$ 1,084	$ 260	$ 2,023

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,054	$ 1,330	$ 88,200	$ 297	$ 1,746
Total assets	1,054	1,330	88,200	297	1,746
Net assets	$ 1,054	$ 1,330	$ 88,200	$ 297	$ 1,746
Net assets					
Accumulation units	$ 1,054	$ 1,330	$ 87,424	$ 297	$ 1,746
Contracts in payout (annuitization)	-	-	776	-	-
Total net assets	$ 1,054	$ 1,330	$ 88,200	$ 297	$ 1,746
Total number of mutual fund shares	80,197	53,427	6,656,630	22,123	84,200
Cost of mutual fund shares	$ 1,394	$ 1,481	$ 127,351	$ 288	$ 1,397

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Total assets	3,772	3,881	59,419	538	241,957
Net assets	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Net assets					
Accumulation units	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 3,772	$ 3,881	$ 59,419	$ 538	$ 241,957
Total number of mutual fund shares	264,496	153,631	2,338,424	13,463	8,412,970
Cost of mutual fund shares	$ 3,795	$ 4,257	$ 64,408	$ 548	$ 247,924

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 273	$ 72	$ 8,067	$ 15	$ 104
Total assets	273	72	8,067	15	104
Net assets	$ 273	$ 72	$ 8,067	$ 15	$ 104
Net assets					
Accumulation units	$ 273	$ -	$ 8,067	$ -	$ 104
Contracts in payout (annuitization)	-	72	-	15	-
Total net assets	$ 273	$ 72	$ 8,067	$ 15	$ 104
Total number of mutual fund shares	10,299	3,976	560,217	400	19,541
Cost of mutual fund shares	$ 313	$ 88	$ 8,733	$ 22	$ 101

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Pax World Balanced Fund	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Total assets	54,186	112,730	4,675	27,443	19,842
Net assets	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Net assets					
Accumulation units	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 54,186	$ 112,730	$ 4,675	$ 27,443	$ 19,842
Total number of mutual fund shares	2,670,557	9,061,879	512,607	1,003,786	2,082,007
Cost of mutual fund shares	$ 62,469	$ 113,091	$ 4,759	$ 30,342	$ 20,490

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Premier VIT OpCap Mid Cap Portfolio - Class I	RiverSource® Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Assets					
Investments in mutual funds at fair value	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Total assets	7,301	233	3,222	2,698	999
Net assets	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Net assets					
Accumulation units	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 7,301	$ 233	$ 3,222	$ 2,698	$ 999
Total number of mutual fund shares	611,985	26,496	365,711	86,102	48,848
Cost of mutual fund shares	$ 6,448	$ 216	$ 2,680	$ 2,245	$ 1,068

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Van Kampen Small Cap Value Fund - Class A	Diversified Value Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Total assets	109	1,146	155,610	72	84
Net assets	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Net assets					
Accumulation units	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 109	$ 1,146	$ 155,610	$ 72	$ 84
Total number of mutual fund shares	5,358	175,008	12,233,526	5,023	7,277
Cost of mutual fund shares	$ 114	$ 1,378	$ 141,313	$ 67	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds					
at fair value	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Total assets	225	93	14,434	68,682	24,191
Net assets	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Net assets					
Accumulation units	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 225	$ 93	$ 14,434	$ 68,682	$ 24,191
Total number of mutual fund shares	16,998	6,916	486,321	2,979,682	881,258
Cost of mutual fund shares	$ 269	$ 112	$ 14,463	$ 73,643	$ 27,147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Assets			
Investments in mutual funds			
at fair value	$ 4,173	$ 74,999	$ 88
Total assets	4,173	74,999	88
Net assets	$ 4,173	$ 74,999	$ 88
Net assets			
Accumulation units	$ 4,173	$ 74,999	$ 88
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 4,173	$ 74,999	$ 88
Total number of mutual fund shares	170,239	3,053,707	3,269
Cost of mutual fund shares	$ 5,080	$ 91,249	$ 89

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ -	$ 118	$ 630
Total investment income	2	-	-	118	630
Expenses:					
Mortality, expense risk and					
other charges	9	-	1	188	341
Total expenses	9	-	1	188	341
Net investment income (loss)	(7)	-	(1)	(70)	289
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(69)	-	(18)	(406)	483
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(69)	-	(18)	(406)	483
Net unrealized appreciation					
(depreciation) of investments	343	8	51	3,925	7,409
Net realized and unrealized gain (loss)					
on investments	274	8	33	3,519	7,892
Net increase (decrease) in net assets					
resulting from operations	$ 267	$ 8	$ 32	$ 3,449	$ 8,181

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2	$ 16	$ 2	$ 27
Total investment income	-	2	16	2	27
Expenses:					
Mortality, expense risk and other charges	2	2	5	1	-
Total expenses	2	2	5	1	-
Net investment income (loss)	(2)	-	11	1	27
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	(19)	(111)	-	(127)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	8	(19)	(111)	-	(127)
Net unrealized appreciation (depreciation) of investments	77	50	175	13	292
Net realized and unrealized gain (loss) on investments	85	31	64	13	165
Net increase (decrease) in net assets resulting from operations	$ 83	$ 31	$ 75	$ 14	$ 192

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ -	$ 64	$ 122	$ 139
Total investment income	10	-	64	122	139
Expenses:					
Mortality, expense risk and					
other charges	5	14	27	36	25
Total expenses	5	14	27	36	25
Net investment income (loss)	5	(14)	37	86	114
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(23)	16	24	(94)	29
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(23)	16	24	(94)	29
Net unrealized appreciation					
(depreciation) of investments	121	518	776	955	53
Net realized and unrealized gain (loss)					
on investments	98	534	800	861	82
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ 520	$ 837	$ 947	$ 196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Net investment income (loss)					
Income:					
Dividends	$ 77	$ 1	$ -	$ 21	$ -
Total investment income	77	1	-	21	-
Expenses:					
Mortality, expense risk and other charges	39	5	10	9	1
Total expenses	39	5	10	9	1
Net investment income (loss)	38	(4)	(10)	12	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(229)	(93)	(132)	27	3
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(229)	(93)	(132)	27	3
Net unrealized appreciation (depreciation) of investments	848	375	599	290	16
Net realized and unrealized gain (loss) on investments	619	282	467	317	19
Net increase (decrease) in net assets resulting from operations	$ 657	$ 278	$ 457	$ 329	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	The Bond Fund of America[SM], Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Columbia[SM] Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 173	$ 836	$ -	$ 5	$ 19
Total investment income	173	836	-	5	19
Expenses:					
Mortality, expense risk and					
other charges	40	388	-	-	18
Total expenses	40	388	-	-	18
Net investment income (loss)	133	448	-	5	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(38)	(1,348)	-	(101)	(75)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(38)	(1,348)	-	(101)	(75)
Net unrealized appreciation					
(depreciation) of investments	410	9,120	-	666	724
Net realized and unrealized gain (loss)					
on investments	372	7,772	-	565	649
Net increase (decrease) in net assets					
resulting from operations	$ 505	$ 8,220	$ -	$ 570	$ 650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 10	$ -	$ 4	$ -	$ 166
Total investment income	10	-	4	-	166
Expenses:					
Mortality, expense risk and other charges	-	-	2	-	50
Total expenses	-	-	2	-	50
Net investment income (loss)	10	-	2	-	116
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(161)	-	(8)	-	(382)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(161)	-	(8)	-	(382)
Net unrealized appreciation (depreciation) of investments	439	4	55	-	3,283
Net realized and unrealized gain (loss) on investments	278	4	47	-	2,901
Net increase (decrease) in net assets resulting from operations	$ 288	$ 4	$ 49	$ -	$ 3,017

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 4,025	$ 296	$ 5,236	$ 754	$ 644
Total investment income	4,025	296	5,236	754	644
Expenses:					
Mortality, expense risk and					
other charges	1,739	685	2,168	1,655	71
Total expenses	1,739	685	2,168	1,655	71
Net investment income (loss)	2,286	(389)	3,068	(901)	573
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,370)	(4,393)	(12,958)	(15,463)	(594)
Capital gains distributions	-	-	-	148	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,370)	(4,393)	(12,958)	(15,315)	(594)
Net unrealized appreciation					
(depreciation) of investments	62,717	23,251	68,342	57,323	2,477
Net realized and unrealized gain (loss)					
on investments	61,347	18,858	55,384	42,008	1,883
Net increase (decrease) in net assets					
resulting from operations	$ 63,633	$ 18,469	$ 58,452	$ 41,107	$ 2,456

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 676	$ 11,606	$ 2,114	$ 80	$ 429
Total investment income	676	11,606	2,114	80	429
Expenses:					
Mortality, expense risk and other charges	297	7,574	801	-	170
Total expenses	297	7,574	801	-	170
Net investment income (loss)	379	4,032	1,313	80	259
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,691)	(27,183)	(1,788)	(553)	(266)
Capital gains distributions	99	232	1,711	61	30
Total realized gain (loss) on investments and capital gains distributions	(1,592)	(26,951)	(77)	(492)	(236)
Net unrealized appreciation (depreciation) of investments	8,368	269,736	18,108	4,038	4,242
Net realized and unrealized gain (loss) on investments	6,776	242,785	18,031	3,546	4,006
Net increase (decrease) in net assets resulting from operations	$ 7,155	$ 246,817	$ 19,344	$ 3,626	$ 4,265

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 24	$ -	$ 1,162	$ 2	$ 244
Total investment income	24	-	1,162	2	244
Expenses:					
Mortality, expense risk and					
other charges	18	4	635	1	135
Total expenses	18	4	635	1	135
Net investment income (loss)	6	(4)	527	1	109
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(42)	(95)	(2,570)	5	(171)
Capital gains distributions	1	-	3,200	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(41)	(95)	630	5	(171)
Net unrealized appreciation					
(depreciation) of investments	577	255	17,388	47	4,447
Net realized and unrealized gain (loss)					
on investments	536	160	18,018	52	4,276
Net increase (decrease) in net assets					
resulting from operations	$ 542	$ 156	$ 18,545	$ 53	$ 4,385

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Financial Services Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 91	$ 2,286	$ 74	$ 14,639	$ -
Total investment income	91	2,286	74	14,639	-
Expenses:					
Mortality, expense risk and other charges	84	2,030	12	3,390	-
Total expenses	84	2,030	12	3,390	-
Net investment income (loss)	7	256	62	11,249	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(202)	(1,129)	(230)	(27,508)	(112)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(202)	(1,129)	(230)	(27,508)	(112)
Net unrealized appreciation (depreciation) of investments	3,954	67,468	517	70,457	91
Net realized and unrealized gain (loss) on investments	3,752	66,339	287	42,949	(21)
Net increase (decrease) in net assets resulting from operations	$ 3,759	$ 66,595	$ 349	$ 54,198	$ (21)

The accompanying notes are an integral part of these financial statements.

64

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 159	$ 228	$ 24,180	$ 20
Total investment income	56	159	228	24,180	20
Expenses:					
Mortality, expense risk and other charges	9	29	22	3,461	1
Total expenses	9	29	22	3,461	1
Net investment income (loss)	47	130	206	20,719	19
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(523)	23	(145)	(6,552)	(7)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(523)	23	(145)	(6,552)	(7)
Net unrealized appreciation (depreciation) of investments	853	(3)	341	21,042	25
Net realized and unrealized gain (loss) on investments	330	20	196	14,490	18
Net increase (decrease) in net assets resulting from operations	$ 377	$ 150	$ 402	$ 35,209	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,212	$ 411	$ -	$ -
Total investment income	-	1,212	411	-	-
Expenses:					
Mortality, expense risk and					
other charges	12	338	702	1	-
Total expenses	12	338	702	1	-
Net investment income (loss)	(12)	874	(291)	(1)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,380)	(3,622)	(4,578)	(31)	(38)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,380)	(3,622)	(4,578)	(31)	(38)
Net unrealized appreciation					
(depreciation) of investments	1,897	9,043	22,883	60	79
Net realized and unrealized gain (loss)					
on investments	517	5,421	18,305	29	41
Net increase (decrease) in net assets					
resulting from operations	$ 505	$ 6,295	$ 18,014	$ 28	$ 41

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,060	$ 35	$ 763	$ -	$ 1
Total investment income	1,060	35	763	-	1
Expenses:					
Mortality, expense risk and other charges	368	7	158	71	1
Total expenses	368	7	158	71	1
Net investment income (loss)	692	28	605	(71)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,889)	(784)	(6,174)	(464)	38
Capital gains distributions	-	19	466	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,889)	(765)	(5,708)	(464)	38
Net unrealized appreciation (depreciation) of investments	13,526	916	12,068	2,060	63
Net realized and unrealized gain (loss) on investments	11,637	151	6,360	1,596	101
Net increase (decrease) in net assets resulting from operations	$ 12,329	$ 179	$ 6,965	$ 1,525	$ 101

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 166	$ -	$ 275	$ 51	$ 806
Total investment income	166	-	275	51	806
Expenses:					
Mortality, expense risk and other charges	271	-	857	10	65
Total expenses	271	-	857	10	65
Net investment income (loss)	(105)	-	(582)	41	741
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(398)	(4)	(4,671)	(1,077)	(11,721)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(398)	(4)	(4,671)	(1,077)	(11,721)
Net unrealized appreciation (depreciation) of investments	10,796	12	32,959	1,322	13,089
Net realized and unrealized gain (loss) on investments	10,398	8	28,288	245	1,368
Net increase (decrease) in net assets resulting from operations	$ 10,293	$ 8	$ 27,706	$ 286	$ 2,109

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 196	$ 58	$ 3	$ 419	$ 300
Total investment income	196	58	3	419	300
Expenses:					
Mortality, expense risk and					
other charges	18	63	1	255	224
Total expenses	18	63	1	255	224
Net investment income (loss)	178	(5)	2	164	76
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,983)	(2,177)	(61)	(228)	(1,111)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,983)	(2,177)	(61)	(228)	(1,111)
Net unrealized appreciation					
(depreciation) of investments	3,363	5,433	225	13,759	12,562
Net realized and unrealized gain (loss)					
on investments	380	3,256	164	13,531	11,451
Net increase (decrease) in net assets					
resulting from operations	$ 558	$ 3,251	$ 166	$ 13,695	$ 11,527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 3	$ 84	$ 738	$ 5
Total investment income	13	3	84	738	5
Expenses:					
Mortality, expense risk and other charges	25	-	7	677	4
Total expenses	25	-	7	677	4
Net investment income (loss)	(12)	3	77	61	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(308)	(22)	(713)	(8,357)	(54)
Capital gains distributions	67	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(241)	(22)	(713)	(8,357)	(54)
Net unrealized appreciation (depreciation) of investments	1,026	19	807	20,444	157
Net realized and unrealized gain (loss) on investments	785	(3)	94	12,087	103
Net increase (decrease) in net assets resulting from operations	$ 773	$ -	$ 171	$ 12,148	$ 104

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 74	$ 2	$ -	$ 90	$ 18
Total investment income	74	2	-	90	18
Expenses:					
Mortality, expense risk and other charges	58	2	-	71	3
Total expenses	58	2	-	71	3
Net investment income (loss)	16	-	-	19	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(468)	(76)	(12)	(1,426)	(65)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(468)	(76)	(12)	(1,426)	(65)
Net unrealized appreciation (depreciation) of investments	2,048	147	36	3,630	183
Net realized and unrealized gain (loss) on investments	1,580	71	24	2,204	118
Net increase (decrease) in net assets resulting from operations	$ 1,596	$ 71	$ 24	$ 2,223	$ 133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1,508	$ 603	$ 1,628	$ 13	$ 147
Total investment income	1,508	603	1,628	13	147
Expenses:					
Mortality, expense risk and					
other charges	517	249	274	8	18
Total expenses	517	249	274	8	18
Net investment income (loss)	991	354	1,354	5	129
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,306)	(1,784)	(1,427)	(323)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,306)	(1,784)	(1,427)	(323)	(6)
Net unrealized appreciation					
(depreciation) of investments	9,743	5,205	8,101	453	503
Net realized and unrealized gain (loss)					
on investments	7,437	3,421	6,674	130	497
Net increase (decrease) in net assets					
resulting from operations	$ 8,428	$ 3,775	$ 8,028	$ 135	$ 626

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Equity Income Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 688	$ -	$ -	$ 195	$ 4
Total investment income	688	-	-	195	4
Expenses:					
Mortality, expense risk and other charges	78	1,047	-	95	2
Total expenses	78	1,047	-	95	2
Net investment income (loss)	610	(1,047)	-	100	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(446)	(7,004)	-	(1,124)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(446)	(7,004)	-	(1,124)	(6)
Net unrealized appreciation (depreciation) of investments	3,028	22,114	-	3,893	83
Net realized and unrealized gain (loss) on investments	2,582	15,110	-	2,769	77
Net increase (decrease) in net assets resulting from operations	$ 3,192	$ 14,063	$ -	$ 2,869	$ 79

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,119	$ 4	$ 23	$ 4,270
Total investment income	-	1,119	4	23	4,270
Expenses:					
Mortality, expense risk and other charges	-	648	2	3	1,798
Total expenses	-	648	2	3	1,798
Net investment income (loss)	-	471	2	20	2,472
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(3,155)	(15)	(49)	(4,874)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(3,155)	(15)	(49)	(4,874)
Net unrealized appreciation (depreciation) of investments	1	19,190	76	809	58,572
Net realized and unrealized gain (loss) on investments	-	16,035	61	760	53,698
Net increase (decrease) in net assets resulting from operations	$ -	$ 16,506	$ 63	$ 780	$ 56,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 1,679	$ 23	$ 63	$ 26
Total investment income	18	1,679	23	63	26
Expenses:					
Mortality, expense risk and other charges	4	762	8	28	9
Total expenses	4	762	8	28	9
Net investment income (loss)	14	917	15	35	17
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(89)	(1,868)	(213)	(277)	136
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(89)	(1,868)	(213)	(277)	136
Net unrealized appreciation (depreciation) of investments	339	21,745	432	1,046	94
Net realized and unrealized gain (loss) on investments	250	19,877	219	769	230
Net increase (decrease) in net assets resulting from operations	$ 264	$ 20,794	$ 234	$ 804	$ 247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 210	$ 9	$ 1,397	$ 1
Total investment income	1	210	9	1,397	1
Expenses:					
Mortality, expense risk and other charges	1	134	11	3,889	-
Total expenses	1	134	11	3,889	-
Net investment income (loss)	-	76	(2)	(2,492)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(84)	(1,313)	(226)	-	-
Capital gains distributions	-	-	-	202	-
Total realized gain (loss) on investments and capital gains distributions	(84)	(1,313)	(226)	202	-
Net unrealized appreciation (depreciation) of investments	123	4,644	572	-	(1)
Net realized and unrealized gain (loss) on investments	39	3,331	346	202	(1)
Net increase (decrease) in net assets resulting from operations	$ 39	$ 3,407	$ 344	$ (2,290)	$ -

The accompanying notes are an integral part of these financial statements.

76

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING International Capital Appreciation Fund - Class I	ING International Growth Opportunities Fund - Class Q	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 19	$ 1	$ 43
Total investment income	-	-	19	1	43
Expenses:					
Mortality, expense risk and other charges	-	-	5	-	14
Total expenses	-	-	5	-	14
Net investment income (loss)	-	-	14	1	29
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(5)	(386)	(79)	(3,026)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(5)	(386)	(79)	(3,026)
Net unrealized appreciation (depreciation) of investments	-	8	944	78	2,988
Net realized and unrealized gain (loss) on investments	-	3	558	(1)	(38)
Net increase (decrease) in net assets resulting from operations	$ -	$ 3	$ 572	$ -	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 476	$ -	$ -	$ -
Total investment income	-	476	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	239	21	2	695
Total expenses	-	239	21	2	695
Net investment income (loss)	-	237	(21)	(2)	(695)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(1,004)	(310)	(34)	73
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(6)	(1,004)	(310)	(34)	73
Net unrealized appreciation (depreciation) of investments	16	9,487	1,082	223	25,057
Net realized and unrealized gain (loss) on investments	10	8,483	772	189	25,130
Net increase (decrease) in net assets resulting from operations	$ 10	$ 8,720	$ 751	$ 187	$ 24,435

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Index Solution 2015 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ 70	$ 392	$ 1
Total investment income	-	14	70	392	1
Expenses:					
Mortality, expense risk and					
other charges	-	11	96	40	1
Total expenses	-	11	96	40	1
Net investment income (loss)	-	3	(26)	352	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(181)	(394)	(788)	17
Capital gains distributions	-	-	-	1,000	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(181)	(394)	212	17
Net unrealized appreciation					
(depreciation) of investments	3	445	3,305	2,130	8
Net realized and unrealized gain (loss)					
on investments	3	264	2,911	2,342	25
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ 267	$ 2,885	$ 2,694	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 1	$ -	$ -	$ 3
Total investment income	1	1	-	-	3
Expenses:					
Mortality, expense risk and					
other charges	3	2	-	-	1
Total expenses	3	2	-	-	1
Net investment income (loss)	(2)	(1)	-	-	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	-	2	(36)
Capital gains distributions	-	-	-	-	4
Total realized gain (loss) on investments					
and capital gains distributions	-	-	-	2	(32)
Net unrealized appreciation					
(depreciation) of investments	80	58	17	5	86
Net realized and unrealized gain (loss)					
on investments	80	58	17	7	54
Net increase (decrease) in net assets					
resulting from operations	$ 78	$ 57	$ 17	$ 7	$ 56

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 296	$ -	$ -	$ -	$ 101
Total investment income	296	-	-	-	101
Expenses:					
Mortality, expense risk and					
other charges	222	-	919	1	11
Total expenses	222	-	919	1	11
Net investment income (loss)	74	-	(919)	(1)	90
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,156)	(30)	(10,629)	(17)	(1,541)
Capital gains distributions	367	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(789)	(30)	(10,629)	(17)	(1,541)
Net unrealized appreciation					
(depreciation) of investments	6,054	60	36,234	56	1,725
Net realized and unrealized gain (loss)					
on investments	5,265	30	25,605	39	184
Net increase (decrease) in net assets					
resulting from operations	$ 5,339	$ 30	$ 24,686	$ 38	$ 274

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 11,587	$ 8	$ 7	$ 4,932
Total investment income	5	11,587	8	7	4,932
Expenses:					
Mortality, expense risk and					
other charges	1	4,576	4	1	1,103
Total expenses	1	4,576	4	1	1,103
Net investment income (loss)	4	7,011	4	6	3,829
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(79)	(9,339)	(9)	(38)	(814)
Capital gains distributions	6	8,370	7	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(73)	(969)	(2)	(38)	(814)
Net unrealized appreciation					
(depreciation) of investments	179	147,827	123	71	18,632
Net realized and unrealized gain (loss)					
on investments	106	146,858	121	33	17,818
Net increase (decrease) in net assets					
resulting from operations	$ 110	$ 153,869	$ 125	$ 39	$ 21,647

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ 33	$ 4,590	$ 562	$ 9
Total investment income	21	33	4,590	562	9
Expenses:					
Mortality, expense risk and					
other charges	3	4	1,306	71	2
Total expenses	3	4	1,306	71	2
Net investment income (loss)	18	29	3,284	491	7
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(13)	(22)	683	(527)	(1)
Capital gains distributions	-	39	5,082	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(13)	17	5,765	(527)	(1)
Net unrealized appreciation					
(depreciation) of investments	105	66	6,030	3,752	55
Net realized and unrealized gain (loss)					
on investments	92	83	11,795	3,225	54
Net increase (decrease) in net assets					
resulting from operations	$ 110	$ 112	$ 15,079	$ 3,716	$ 61

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 461	$ 1,396	$ 461	$ 1,601	$ 344
Total investment income	461	1,396	461	1,601	344
Expenses:					
Mortality, expense risk and					
other charges	70	291	88	394	77
Total expenses	70	291	88	394	77
Net investment income (loss)	391	1,105	373	1,207	267
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(605)	(852)	(467)	(1,101)	(302)
Capital gains distributions	114	326	13	41	12
Total realized gain (loss) on investments					
and capital gains distributions	(491)	(526)	(454)	(1,060)	(290)
Net unrealized appreciation					
(depreciation) of investments	2,526	6,545	3,695	11,400	3,458
Net realized and unrealized gain (loss)					
on investments	2,035	6,019	3,241	10,340	3,168
Net increase (decrease) in net assets					
resulting from operations	$ 2,426	$ 7,124	$ 3,614	$ 11,547	$ 3,435

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class		ING Solution 2045 Portfolio - Adviser Class		ING Solution 2045 Portfolio - Service Class		ING Solution Growth and Income Portfolio - Service Class		ING Solution Growth Portfolio - Service Class	
Net investment income (loss)										
Income:										
Dividends	$	1,115	$	190	$	630	$	10	$	3
Total investment income		1,115		190		630		10		3
Expenses:										
Mortality, expense risk and										
other charges		306		42		215		8		3
Total expenses		306		42		215		8		3
Net investment income (loss)		809		148		415		2		-
Realized and unrealized gain (loss)										
on investments										
Net realized gain (loss) on investments		(390)		(328)		(298)		(5)		(2)
Capital gains distributions		37		74		225		1		1
Total realized gain (loss) on investments										
and capital gains distributions		(353)		(254)		(73)		(4)		(1)
Net unrealized appreciation										
(depreciation) of investments		9,824		2,456		7,006		187		98
Net realized and unrealized gain (loss)										
on investments		9,471		2,202		6,933		183		97
Net increase (decrease) in net assets										
resulting from operations	$	10,280	$	2,350	$	7,348	$	185	$	97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 433	$ 444	$ -	$ 1,042	$ 1
Total investment income	433	444	-	1,042	1
Expenses:					
Mortality, expense risk and					
other charges	40	64	1	2,344	2
Total expenses	40	64	1	2,344	2
Net investment income (loss)	393	380	(1)	(1,302)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(325)	(291)	(50)	(6,810)	(88)
Capital gains distributions	33	32	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(292)	(259)	(50)	(6,810)	(88)
Net unrealized appreciation					
(depreciation) of investments	1,100	1,116	149	95,806	223
Net realized and unrealized gain (loss)					
on investments	808	857	99	88,996	135
Net increase (decrease) in net assets					
resulting from operations	$ 1,201	$ 1,237	$ 98	$ 87,694	$ 134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 295	$ -	$ -	$ -
Total investment income	-	295	-	-	-
Expenses:					
Mortality, expense risk and other charges	3	1,624	9	1	792
Total expenses	3	1,624	9	1	792
Net investment income (loss)	(3)	(1,329)	(9)	(1)	(792)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(71)	(2,986)	(59)	(8)	(5,148)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(71)	(2,986)	(59)	(8)	(5,148)
Net unrealized appreciation (depreciation) of investments	386	62,249	519	62	27,834
Net realized and unrealized gain (loss) on investments	315	59,263	460	54	22,686
Net increase (decrease) in net assets resulting from operations	$ 312	$ 57,934	$ 451	$ 53	$ 21,894

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 863	$ 1	$ 1,009
Total investment income	-	3	863	1	1,009
Expenses:					
Mortality, expense risk and other charges	-	1	720	-	689
Total expenses	-	1	720	-	689
Net investment income (loss)	-	2	143	1	320
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(8)	(16)	(2,099)	(6)	(2,997)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(8)	(16)	(2,099)	(6)	(2,997)
Net unrealized appreciation (depreciation) of investments	24	144	28,248	23	20,656
Net realized and unrealized gain (loss) on investments	16	128	26,149	17	17,659
Net increase (decrease) in net assets resulting from operations	$ 16	$ 130	$ 26,292	$ 18	$ 17,979

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ 1,073	$ 6	$ 4,288
Total investment income	-	5	1,073	6	4,288
Expenses:					
Mortality, expense risk and					
other charges	-	1	431	1	2,129
Total expenses	-	1	431	1	2,129
Net investment income (loss)	-	4	642	5	2,159
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(24)	(4,042)	(6)	(6,184)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(24)	(4,042)	(6)	(6,184)
Net unrealized appreciation					
(depreciation) of investments	2	75	14,531	84	47,036
Net realized and unrealized gain (loss)					
on investments	2	51	10,489	78	40,852
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 55	$ 11,131	$ 83	$ 43,011

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Growth and Income Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 1	$ 2,178	$ 5,079	$ 4,421
Total investment income	2	1	2,178	5,079	4,421
Expenses:					
Mortality, expense risk and other charges	1	1	255	518	462
Total expenses	1	1	255	518	462
Net investment income (loss)	1	-	1,923	4,561	3,959
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(45)	2	(2,300)	(2,855)	(3,085)
Capital gains distributions	-	-	-	2,780	1,464
Total realized gain (loss) on investments and capital gains distributions	(45)	2	(2,300)	(75)	(1,621)
Net unrealized appreciation (depreciation) of investments	64	25	4,489	6,959	6,870
Net realized and unrealized gain (loss) on investments	19	27	2,189	6,884	5,249
Net increase (decrease) in net assets resulting from operations	$ 20	$ 27	$ 4,112	$ 11,445	$ 9,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 14,433	$ 10	$ 367	$ 16
Total investment income	4	14,433	10	367	16
Expenses:					
Mortality, expense risk and other charges	1	10,503	3	48	8
Total expenses	1	10,503	3	48	8
Net investment income (loss)	3	3,930	7	319	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(74)	(86,235)	(22)	(1,345)	(20)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(74)	(86,235)	(22)	(1,345)	(20)
Net unrealized appreciation (depreciation) of investments	146	328,821	162	917	11
Net realized and unrealized gain (loss) on investments	72	242,586	140	(428)	(9)
Net increase (decrease) in net assets resulting from operations	$ 75	$ 246,516	$ 147	$ (109)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 44	$ 40	$ 13	$ 3	$ 2
Total investment income	44	40	13	3	2
Expenses:					
Mortality, expense risk and					
other charges	37	26	10	2	1
Total expenses	37	26	10	2	1
Net investment income (loss)	7	14	3	1	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(69)	(93)	(118)	(1)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(69)	(93)	(118)	(1)	-
Net unrealized appreciation					
(depreciation) of investments	57	62	110	-	(2)
Net realized and unrealized gain (loss)					
on investments	(12)	(31)	(8)	(1)	(2)
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ (17)	$ (5)	$ -	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 7,984	$ 9	$ 4,011
Total investment income	1	-	7,984	9	4,011
Expenses:					
Mortality, expense risk and					
other charges	1	291	2,506	1	2,159
Total expenses	1	291	2,506	1	2,159
Net investment income (loss)	-	(291)	5,478	8	1,852
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	333	(9,310)	(16)	(3,916)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	333	(9,310)	(16)	(3,916)
Net unrealized appreciation					
(depreciation) of investments	(1)	13,177	55,291	76	66,603
Net realized and unrealized gain (loss)					
on investments	(1)	13,510	45,981	60	62,687
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 13,219	$ 51,459	$ 68	$ 64,539

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 1,644	$ 1	$ -	$ -
Total investment income	4	1,644	1	-	-
Expenses:					
Mortality, expense risk and other charges	1	822	-	79	-
Total expenses	1	822	-	79	-
Net investment income (loss)	3	822	1	(79)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30)	(4,696)	(16)	170	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(30)	(4,696)	(16)	170	-
Net unrealized appreciation (depreciation) of investments	124	23,988	41	1,566	2
Net realized and unrealized gain (loss) on investments	94	19,292	25	1,736	2
Net increase (decrease) in net assets resulting from operations	$ 97	$ 20,114	$ 26	$ 1,657	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 307	$ 1,378	$ -	$ -	$ -
Total investment income	307	1,378	-	-	-
Expenses:					
Mortality, expense risk and other charges	185	548	12	1	54
Total expenses	185	548	12	1	54
Net investment income (loss)	122	830	(12)	(1)	(54)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,369)	(1,509)	75	1	(8)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,369)	(1,509)	75	1	(8)
Net unrealized appreciation (depreciation) of investments	8,317	9,421	375	51	1,742
Net realized and unrealized gain (loss) on investments	4,948	7,912	450	52	1,734
Net increase (decrease) in net assets resulting from operations	$ 5,070	$ 8,742	$ 438	$ 51	$ 1,680

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	8	11	22	13
Total expenses	-	8	11	22	13
Net investment income (loss)	-	(8)	(11)	(22)	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	58	9	(26)	(132)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	58	9	(26)	(132)
Net unrealized appreciation (depreciation) of investments	8	231	340	873	507
Net realized and unrealized gain (loss) on investments	10	289	349	847	375
Net increase (decrease) in net assets resulting from operations	$ 10	$ 281	$ 338	$ 825	$ 362

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 594	$ 1	$ 72	$ 1,482	$ 4
Total investment income	594	1	72	1,482	4
Expenses:					
Mortality, expense risk and					
other charges	874	-	29	816	1
Total expenses	874	-	29	816	1
Net investment income (loss)	(280)	1	43	666	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,305)	(16)	39	(7,454)	(79)
Capital gains distributions	-	-	29	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,305)	(16)	68	(7,454)	(79)
Net unrealized appreciation					
(depreciation) of investments	26,031	40	26	27,379	130
Net realized and unrealized gain (loss)					
on investments	22,726	24	94	19,925	51
Net increase (decrease) in net assets					
resulting from operations	$ 22,446	$ 25	$ 137	$ 20,591	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 23	$ -	$ -	$ -	$ 17
Total investment income	23	-	-	-	17
Expenses:					
Mortality, expense risk and					
other charges	100	1	75	-	3
Total expenses	100	1	75	-	3
Net investment income (loss)	(77)	(1)	(75)	-	14
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(170)	(8)	(520)	(8)	(4)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(170)	(8)	(520)	(8)	(4)
Net unrealized appreciation					
(depreciation) of investments	3,814	63	3,309	23	44
Net realized and unrealized gain (loss)					
on investments	3,644	55	2,789	15	40
Net increase (decrease) in net assets					
resulting from operations	$ 3,567	$ 54	$ 2,714	$ 15	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4	$ -	$ 2	$ 6
Total investment income	-	4	-	2	6
Expenses:					
Mortality, expense risk and other charges	3	1	1	2	5
Total expenses	3	1	1	2	5
Net investment income (loss)	(3)	3	(1)	-	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	4	(4)	(25)	(90)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(11)	4	(4)	(25)	(90)
Net unrealized appreciation (depreciation) of investments	116	3	30	76	304
Net realized and unrealized gain (loss) on investments	105	7	26	51	214
Net increase (decrease) in net assets resulting from operations	$ 102	$ 10	$ 25	$ 51	$ 215

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 6	$ -	$ 382
Total investment income	-	3	6	-	382
Expenses:					
Mortality, expense risk and					
other charges	2	14	8	11	733
Total expenses	2	14	8	11	733
Net investment income (loss)	(2)	(11)	(2)	(11)	(351)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(16)	3	(93)	(83)	(7,807)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(16)	3	(93)	(83)	(7,807)
Net unrealized appreciation					
(depreciation) of investments	79	441	306	395	25,992
Net realized and unrealized gain (loss)					
on investments	63	444	213	312	18,185
Net increase (decrease) in net assets					
resulting from operations	$ 61	$ 433	$ 211	$ 301	$ 17,834

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 13	$ 38	$ 731
Total investment income	1	-	13	38	731
Expenses:					
Mortality, expense risk and other charges	3	-	29	11	415
Total expenses	3	-	29	11	415
Net investment income (loss)	(2)	-	(16)	27	316
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(27)	(211)	(226)	(242)	(1,193)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(27)	(211)	(226)	(242)	(1,193)
Net unrealized appreciation (depreciation) of investments	151	564	1,046	1,206	16,050
Net realized and unrealized gain (loss) on investments	124	353	820	964	14,857
Net increase (decrease) in net assets resulting from operations	$ 122	$ 353	$ 804	$ 991	$ 15,173

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ 964	$ 6	$ 1	$ 48
Total investment income	-	964	6	1	48
Expenses:					
Mortality, expense risk and other charges	4	1,671	3	1	63
Total expenses	4	1,671	3	1	63
Net investment income (loss)	(4)	(707)	3	-	(15)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(24)	(6,072)	(43)	(2)	(423)
Capital gains distributions	-	-	6	-	-
Total realized gain (loss) on investments and capital gains distributions	(24)	(6,072)	(37)	(2)	(423)
Net unrealized appreciation (depreciation) of investments	196	104,437	114	18	2,466
Net realized and unrealized gain (loss) on investments	172	98,365	77	16	2,043
Net increase (decrease) in net assets resulting from operations	$ 168	$ 97,658	$ 80	$ 16	$ 2,028

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 825	$ 2,669	$ 252
Total investment income	-	1	825	2,669	252
Expenses:					
Mortality, expense risk and other charges	-	1	472	801	22
Total expenses	-	1	472	801	22
Net investment income (loss)	-	-	353	1,868	230
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(1)	(1,140)	(277)	(260)
Capital gains distributions	-	-	-	4,154	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	(1,140)	3,877	(260)
Net unrealized appreciation (depreciation) of investments	6	18	9,847	7,547	1,719
Net realized and unrealized gain (loss) on investments	4	17	8,707	11,424	1,459
Net increase (decrease) in net assets resulting from operations	$ 4	$ 17	$ 9,060	$ 13,292	$ 1,689

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 224	$ -	$ 1,225	$ -	$ 31
Total investment income	224	-	1,225	-	31
Expenses:					
Mortality, expense risk and other charges	175	-	159	-	44
Total expenses	175	-	159	-	44
Net investment income (loss)	49	-	1,066	-	(13)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,605)	-	(967)	-	(309)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,605)	-	(967)	-	(309)
Net unrealized appreciation (depreciation) of investments	13,762	-	6,964	-	1,963
Net realized and unrealized gain (loss) on investments	10,157	-	5,997	-	1,654
Net increase (decrease) in net assets resulting from operations	$ 10,206	$ -	$ 7,063	$ -	$ 1,641

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	RiverSource® Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 47	$ 21	$ 7	$ 2
Total investment income	2	47	21	7	2
Expenses:					
Mortality, expense risk and other charges	-	19	13	6	1
Total expenses	-	19	13	6	1
Net investment income (loss)	2	28	8	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(235)	(65)	(63)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	(235)	(65)	(63)	-
Net unrealized appreciation (depreciation) of investments	17	793	603	372	24
Net realized and unrealized gain (loss) on investments	18	558	538	309	24
Net increase (decrease) in net assets resulting from operations	$ 20	$ 586	$ 546	$ 310	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Van Kampen Small Cap Value Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 16	$ 5,830	$ -	$ 3	$ 8
Total investment income	16	5,830	-	3	8
Expenses:					
Mortality, expense risk and other charges	8	1,212	-	1	2
Total expenses	8	1,212	-	1	2
Net investment income (loss)	8	4,618	-	2	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(231)	496	-	(14)	(12)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(231)	496	-	(14)	(12)
Net unrealized appreciation (depreciation) of investments	584	15,852	5	25	37
Net realized and unrealized gain (loss) on investments	353	16,348	5	11	25
Net increase (decrease) in net assets resulting from operations	$ 361	$ 20,966	$ 5	$ 13	$ 31

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 369	$ -	$ -	$ 113
Total investment income	1	369	-	-	113
Expenses:					
Mortality, expense risk and other charges	1	78	407	166	28
Total expenses	1	78	407	166	28
Net investment income (loss)	-	291	(407)	(166)	85
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(2,027)	(1,337)	(583)	(409)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	(2,027)	(1,337)	(583)	(409)
Net unrealized appreciation (depreciation) of investments	30	5,528	26,450	7,498	999
Net realized and unrealized gain (loss) on investments	26	3,501	25,113	6,915	590
Net increase (decrease) in net assets resulting from operations	$ 26	$ 3,792	$ 24,706	$ 6,749	$ 675

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2009
(Dollars in thousands)

	Washington Mutual Investors Fund℠, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net investment income (loss)		
Income:		
Dividends	$ 2,095	$ -
Total investment income	2,095	-
Expenses:		
Mortality, expense risk and		
other charges	627	1
Total expenses	627	1
Net investment income (loss)	1,468	(1)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(2,180)	(1)
Capital gains distributions	-	-
Total realized gain (loss) on investments		
and capital gains distributions	(2,180)	(1)
Net unrealized appreciation		
(depreciation) of investments	12,168	28
Net realized and unrealized gain (loss)		
on investments	9,988	27
Net increase (decrease) in net assets		
resulting from operations	$ 11,456	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2008	$ 270	$ 34	$ 144	$ 33,456
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(2)	(270)
Total realized gain (loss) on investments and capital gains distributions	(19)	(8)	-	831
Net unrealized appreciation (depreciation) of investments	(65)	(11)	(44)	(14,466)
Net increase (decrease) in net assets from operations	(84)	(19)	(46)	(13,905)
Changes from contract transactions:				
Total unit transactions	46	5	24	(1,680)
Net increase (decrease) in assets derived from principal transactions	46	5	24	(1,680)
Total increase (decrease) in net assets	(38)	(14)	(22)	(15,585)
Net assets at December 31, 2008	232	20	122	17,871
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(7)	-	(1)	(70)
Total realized gain (loss) on investments and capital gains distributions	(69)	-	(18)	(406)
Net unrealized appreciation (depreciation) of investments	343	8	51	3,925
Net increase (decrease) in net assets from operations	267	8	32	3,449
Changes from contract transactions:				
Total unit transactions	1,813	3	10	(677)
Net increase (decrease) in assets derived from principal transactions	1,813	3	10	(677)
Total increase (decrease) in net assets	2,080	11	42	2,772
Net assets at December 31, 2009	$ 2,312	$ 31	$ 164	$ 20,643

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Net assets at January 1, 2008	$ 48,225	$ -	$ 120	$ 645
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	466	-	2	5
Total realized gain (loss) on investments and capital gains distributions	1,359	-	(5)	60
Net unrealized appreciation (depreciation) of investments	(16,338)	-	(78)	(321)
Net increase (decrease) in net assets from operations	(14,513)	-	(81)	(256)
Changes from contract transactions:				
Total unit transactions	(2,058)	-	107	(18)
Net increase (decrease) in assets derived from principal transactions	(2,058)	-	107	(18)
Total increase (decrease) in net assets	(16,571)	-	26	(274)
Net assets at December 31, 2008	31,654	-	146	371
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	289	(2)	-	11
Total realized gain (loss) on investments and capital gains distributions	483	8	(19)	(111)
Net unrealized appreciation (depreciation) of investments	7,409	77	50	175
Net increase (decrease) in net assets from operations	8,181	83	31	75
Changes from contract transactions:				
Total unit transactions	(1,232)	981	19	(12)
Net increase (decrease) in assets derived from principal transactions	(1,232)	981	19	(12)
Total increase (decrease) in net assets	6,949	1,064	50	63
Net assets at December 31, 2009	$ 38,603	$ 1,064	$ 196	$ 434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund
Net assets at January 1, 2008	$ -	$ -	$ 454	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	8	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(120)	9	-
Net unrealized appreciation (depreciation) of investments	-	(110)	(140)	1
Net increase (decrease) in net assets from operations	-	(222)	(131)	1
Changes from contract transactions:				
Total unit transactions	-	802	13	35
Net increase (decrease) in assets derived from principal transactions	-	802	13	35
Total increase (decrease) in net assets	-	580	(118)	36
Net assets at December 31, 2008	-	580	336	36
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	27	5	(14)
Total realized gain (loss) on investments and capital gains distributions	-	(127)	(23)	16
Net unrealized appreciation (depreciation) of investments	13	292	121	518
Net increase (decrease) in net assets from operations	14	192	103	520
Changes from contract transactions:				
Total unit transactions	120	407	124	5,095
Net increase (decrease) in assets derived from principal transactions	120	407	124	5,095
Total increase (decrease) in net assets	134	599	227	5,615
Net assets at December 31, 2009	$ 134	$ 1,179	$ 563	$ 5,651

The accompanying notes are an integral part of these financial statements.

111

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation- Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class
Net assets at January 1, 2008	$ -	$ 6,361	$ -	$ 5,597
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	113	-	24
Total realized gain (loss) on investments and capital gains distributions	-	(50)	-	(228)
Net unrealized appreciation (depreciation) of investments	1	(1,566)	-	(1,827)
Net increase (decrease) in net assets from operations	1	(1,503)	-	(2,031)
Changes from contract transactions:				
Total unit transactions	45	(792)	-	139
Net increase (decrease) in assets derived from principal transactions	45	(792)	-	139
Total increase (decrease) in net assets	46	(2,295)	-	(1,892)
Net assets at December 31, 2008	46	4,066	-	3,705
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	37	86	114	38
Total realized gain (loss) on investments and capital gains distributions	24	(94)	29	(229)
Net unrealized appreciation (depreciation) of investments	776	955	53	848
Net increase (decrease) in net assets from operations	837	947	196	657
Changes from contract transactions:				
Total unit transactions	9,473	783	8,864	294
Net increase (decrease) in assets derived from principal transactions	9,473	783	8,864	294
Total increase (decrease) in net assets	10,310	1,730	9,060	951
Net assets at December 31, 2009	$ 10,356	$ 5,796	$ 9,060	$ 4,656

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Net assets at January 1, 2008	$ 578	$ 838	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	2	3	-
Total realized gain (loss) on investments and capital gains distributions	29	(68)	(43)	-
Net unrealized appreciation (depreciation) of investments	(284)	(363)	(33)	-
Net increase (decrease) in net assets from operations	(257)	(429)	(73)	-
Changes from contract transactions:				
Total unit transactions	74	229	397	-
Net increase (decrease) in assets derived from principal transactions	74	229	397	-
Total increase (decrease) in net assets	(183)	(200)	324	-
Net assets at December 31, 2008	395	638	324	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(10)	12	(1)
Total realized gain (loss) on investments and capital gains distributions	(93)	(132)	27	3
Net unrealized appreciation (depreciation) of investments	375	599	290	16
Net increase (decrease) in net assets from operations	278	457	329	18
Changes from contract transactions:				
Total unit transactions	(51)	176	1,176	245
Net increase (decrease) in assets derived from principal transactions	(51)	176	1,176	245
Total increase (decrease) in net assets	227	633	1,505	263
Net assets at December 31, 2009	$ 622	$ 1,271	$ 1,829	$ 263

The accompanying notes are an integral part of these financial statements.

113

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	The Bond Fund of America℠, Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital World Growth & Income Fund℠, Inc. - Class R-3	Columbia℠ Acorn Fund® - Class Z
Net assets at January 1, 2008	$ -	$ 59,468	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	33	676	-	1
Total realized gain (loss) on investments and capital gains distributions	(77)	(853)	-	(50)
Net unrealized appreciation (depreciation) of investments	(82)	(17,531)	-	(283)
Net increase (decrease) in net assets from operations	(126)	(17,708)	-	(332)
Changes from contract transactions:				
Total unit transactions	2,055	(5,870)	-	1,139
Net increase (decrease) in assets derived from principal transactions	2,055	(5,870)	-	1,139
Total increase (decrease) in net assets	1,929	(23,578)	-	807
Net assets at December 31, 2008	1,929	35,890	-	807
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	133	448	-	5
Total realized gain (loss) on investments and capital gains distributions	(38)	(1,348)	-	(101)
Net unrealized appreciation (depreciation) of investments	410	9,120	-	666
Net increase (decrease) in net assets from operations	505	8,220	-	570
Changes from contract transactions:				
Total unit transactions	3,548	(1,716)	14	1,074
Net increase (decrease) in assets derived from principal transactions	3,548	(1,716)	14	1,074
Total increase (decrease) in net assets	4,053	6,504	14	1,644
Net assets at December 31, 2009	$ 5,982	$ 42,394	$ 14	$ 2,451

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	DWS Equity 500 Index Fund - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ 228
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	6	-	2
Total realized gain (loss) on investments and capital gains distributions	(19)	(25)	-	(5)
Net unrealized appreciation (depreciation) of investments	(61)	(194)	-	(96)
Net increase (decrease) in net assets from operations	(72)	(213)	-	(99)
Changes from contract transactions:				
Total unit transactions	1,647	774	-	39
Net increase (decrease) in assets derived from principal transactions	1,647	774	-	39
Total increase (decrease) in net assets	1,575	561	-	(60)
Net assets at December 31, 2008	1,575	561	-	168
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	10	-	2
Total realized gain (loss) on investments and capital gains distributions	(75)	(161)	-	(8)
Net unrealized appreciation (depreciation) of investments	724	439	4	55
Net increase (decrease) in net assets from operations	650	288	4	49
Changes from contract transactions:				
Total unit transactions	736	465	66	30
Net increase (decrease) in assets derived from principal transactions	736	465	66	30
Total increase (decrease) in net assets	1,386	753	70	79
Net assets at December 31, 2009	$ 2,961	$ 1,314	$ 70	$ 247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A
Net assets at January 1, 2008	$ -	$ 9,594	$ 212,894	$ 94,562
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	110	2,254	28
Total realized gain (loss) on investments and capital gains distributions	-	416	8,005	(4,341)
Net unrealized appreciation (depreciation) of investments	-	(5,005)	(111,600)	(25,388)
Net increase (decrease) in net assets from operations	-	(4,479)	(101,341)	(29,701)
Changes from contract transactions:				
Total unit transactions	-	2,137	44,205	(2,705)
Net increase (decrease) in assets derived from principal transactions	-	2,137	44,205	(2,705)
Total increase (decrease) in net assets	-	(2,342)	(57,136)	(32,406)
Net assets at December 31, 2008	-	7,252	155,758	62,156
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	116	2,286	(389)
Total realized gain (loss) on investments and capital gains distributions	-	(382)	(1,370)	(4,393)
Net unrealized appreciation (depreciation) of investments	-	3,283	62,717	23,251
Net increase (decrease) in net assets from operations	-	3,017	63,633	18,469
Changes from contract transactions:				
Total unit transactions	13	1,308	27,646	2,088
Net increase (decrease) in assets derived from principal transactions	13	1,308	27,646	2,088
Total increase (decrease) in net assets	13	4,325	91,279	20,557
Net assets at December 31, 2009	$ 13	$ 11,577	$ 247,037	$ 82,713

The accompanying notes are an integral part of these financial statements.

116

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2008	$ 426,528	$ 329,714	$ 7,556	$ 60,698
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,655	(560)	488	686
Total realized gain (loss) on investments and capital gains distributions	(8,493)	(11,477)	(251)	6,331
Net unrealized appreciation (depreciation) of investments	(167,463)	(137,412)	(2,028)	(32,555)
Net increase (decrease) in net assets from operations	(171,301)	(149,449)	(1,791)	(25,538)
Changes from contract transactions:				
Total unit transactions	(41,916)	(21,170)	(749)	(5,495)
Net increase (decrease) in assets derived from principal transactions	(41,916)	(21,170)	(749)	(5,495)
Total increase (decrease) in net assets	(213,217)	(170,619)	(2,540)	(31,033)
Net assets at December 31, 2008	213,311	159,095	5,016	29,665
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,068	(901)	573	379
Total realized gain (loss) on investments and capital gains distributions	(12,958)	(15,315)	(594)	(1,592)
Net unrealized appreciation (depreciation) of investments	68,342	57,323	2,477	8,368
Net increase (decrease) in net assets from operations	58,452	41,107	2,456	7,155
Changes from contract transactions:				
Total unit transactions	(8,048)	(9,354)	1,531	(1,169)
Net increase (decrease) in assets derived from principal transactions	(8,048)	(9,354)	1,531	(1,169)
Total increase (decrease) in net assets	50,404	31,753	3,987	5,986
Net assets at December 31, 2009	$ 263,715	$ 190,848	$ 9,003	$ 35,651

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net assets at January 1, 2008	$ 1,311,557	$ 126,698	$ 9,972	$ 20,260
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	241	1,216	49	345
Total realized gain (loss) on investments and capital gains distributions	20,067	406	1,221	1,670
Net unrealized appreciation (depreciation) of investments	(575,536)	(47,617)	(5,975)	(8,664)
Net increase (decrease) in net assets from operations	(555,228)	(45,995)	(4,705)	(6,649)
Changes from contract transactions:				
Total unit transactions	(34,065)	(5,564)	2,739	1,949
Net increase (decrease) in assets derived from principal transactions	(34,065)	(5,564)	2,739	1,949
Total increase (decrease) in net assets	(589,293)	(51,559)	(1,966)	(4,700)
Net assets at December 31, 2008	722,264	75,139	8,006	15,560
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,032	1,313	80	259
Total realized gain (loss) on investments and capital gains distributions	(26,951)	(77)	(492)	(236)
Net unrealized appreciation (depreciation) of investments	269,736	18,108	4,038	4,242
Net increase (decrease) in net assets from operations	246,817	19,344	3,626	4,265
Changes from contract transactions:				
Total unit transactions	1,428	761	2,316	274
Net increase (decrease) in assets derived from principal transactions	1,428	761	2,316	274
Total increase (decrease) in net assets	248,245	20,105	5,942	4,539
Net assets at December 31, 2009	$ 970,509	$ 95,244	$ 13,948	$ 20,099

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3
Net assets at January 1, 2008	$ 2,445	$ 767	$ 91,636	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11	(4)	189	-
Total realized gain (loss) on investments and capital gains distributions	108	(39)	6,374	-
Net unrealized appreciation (depreciation) of investments	(884)	(243)	(37,896)	-
Net increase (decrease) in net assets from operations	(765)	(286)	(31,333)	-
Changes from contract transactions:				
Total unit transactions	387	(85)	3,170	13
Net increase (decrease) in assets derived from principal transactions	387	(85)	3,170	13
Total increase (decrease) in net assets	(378)	(371)	(28,163)	13
Net assets at December 31, 2008	2,067	396	63,473	13
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	(4)	527	1
Total realized gain (loss) on investments and capital gains distributions	(41)	(95)	630	5
Net unrealized appreciation (depreciation) of investments	577	255	17,388	47
Net increase (decrease) in net assets from operations	542	156	18,545	53
Changes from contract transactions:				
Total unit transactions	744	11	4,649	439
Net increase (decrease) in assets derived from principal transactions	744	11	4,649	439
Total increase (decrease) in net assets	1,286	167	23,194	492
Net assets at December 31, 2009	$ 3,353	$ 563	$ 86,667	$ 505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fundamental Investors℠, Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3
Net assets at January 1, 2008	$ -	$ 12,442	$ 248,778	$ 1,660
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	28	(8)	(20)	61
Total realized gain (loss) on investments and capital gains distributions	(83)	(22)	382	(31)
Net unrealized appreciation (depreciation) of investments	(1,214)	(5,721)	(110,408)	(621)
Net increase (decrease) in net assets from operations	(1,269)	(5,751)	(110,046)	(591)
Changes from contract transactions:				
Total unit transactions	9,549	2,867	42,388	466
Net increase (decrease) in assets derived from principal transactions	9,549	2,867	42,388	466
Total increase (decrease) in net assets	8,280	(2,884)	(67,658)	(125)
Net assets at December 31, 2008	8,280	9,558	181,120	1,535
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	109	7	256	62
Total realized gain (loss) on investments and capital gains distributions	(171)	(202)	(1,129)	(230)
Net unrealized appreciation (depreciation) of investments	4,447	3,954	67,468	517
Net increase (decrease) in net assets from operations	4,385	3,759	66,595	349
Changes from contract transactions:				
Total unit transactions	9,116	1,963	29,397	(106)
Net increase (decrease) in assets derived from principal transactions	9,116	1,963	29,397	(106)
Total increase (decrease) in net assets	13,501	5,722	95,992	243
Net assets at December 31, 2009	$ 21,781	$ 15,280	$ 277,112	$ 1,778

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Net assets at January 1, 2008	$ 528,434	$ 136	$ 1,923	$ 1,405
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,005	1	42	61
Total realized gain (loss) on investments and capital gains distributions	12,369	(8)	(103)	-
Net unrealized appreciation (depreciation) of investments	(162,838)	(56)	(668)	80
Net increase (decrease) in net assets from operations	(139,464)	(63)	(729)	141
Changes from contract transactions:				
Total unit transactions	(74,044)	28	163	1,289
Net increase (decrease) in assets derived from principal transactions	(74,044)	28	163	1,289
Total increase (decrease) in net assets	(213,508)	(35)	(566)	1,430
Net assets at December 31, 2008	314,926	101	1,357	2,835
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,249	-	47	130
Total realized gain (loss) on investments and capital gains distributions	(27,508)	(112)	(523)	23
Net unrealized appreciation (depreciation) of investments	70,457	91	853	(3)
Net increase (decrease) in net assets from operations	54,198	(21)	377	150
Changes from contract transactions:				
Total unit transactions	(27,279)	(80)	(123)	1,841
Net increase (decrease) in assets derived from principal transactions	(27,279)	(80)	(123)	1,841
Total increase (decrease) in net assets	26,919	(101)	254	1,991
Net assets at December 31, 2009	$ 341,845	$ -	$ 1,611	$ 4,826

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 3,064	$ 421,252	$ 249	$ 3,891
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	124	17,688	12	(31)
Total realized gain (loss) on investments and capital gains distributions	75	6,073	(4)	53
Net unrealized appreciation (depreciation) of investments	(577)	(62,449)	(30)	(1,906)
Net increase (decrease) in net assets from operations	(378)	(38,688)	(22)	(1,884)
Changes from contract transactions:				
Total unit transactions	795	(32,180)	(15)	26
Net increase (decrease) in assets derived from principal transactions	795	(32,180)	(15)	26
Total increase (decrease) in net assets	417	(70,868)	(37)	(1,858)
Net assets at December 31, 2008	3,481	350,384	212	2,033
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	206	20,719	19	(12)
Total realized gain (loss) on investments and capital gains distributions	(145)	(6,552)	(7)	(1,380)
Net unrealized appreciation (depreciation) of investments	341	21,042	25	1,897
Net increase (decrease) in net assets from operations	402	35,209	37	505
Changes from contract transactions:				
Total unit transactions	(84)	(6,604)	100	(2,538)
Net increase (decrease) in assets derived from principal transactions	(84)	(6,604)	100	(2,538)
Total increase (decrease) in net assets	318	28,605	137	(2,033)
Net assets at December 31, 2009	$ 3,799	$ 378,989	$ 349	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2008	$ 59,851	$ 115,938	$ 43	$ 147
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(495)	(754)	-	-
Total realized gain (loss) on investments and capital gains distributions	4,598	6,021	7	(11)
Net unrealized appreciation (depreciation) of investments	(31,754)	(49,073)	(47)	(52)
Net increase (decrease) in net assets from operations	(27,651)	(43,806)	(40)	(63)
Changes from contract transactions:				
Total unit transactions	1,138	(8,829)	83	(5)
Net increase (decrease) in assets derived from principal transactions	1,138	(8,829)	83	(5)
Total increase (decrease) in net assets	(26,513)	(52,635)	43	(68)
Net assets at December 31, 2008	33,338	63,303	86	79
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	874	(291)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(3,622)	(4,578)	(31)	(38)
Net unrealized appreciation (depreciation) of investments	9,043	22,883	60	79
Net increase (decrease) in net assets from operations	6,295	18,014	28	41
Changes from contract transactions:				
Total unit transactions	(3,008)	(2,297)	44	57
Net increase (decrease) in assets derived from principal transactions	(3,008)	(2,297)	44	57
Total increase (decrease) in net assets	3,287	15,717	72	98
Net assets at December 31, 2009	$ 36,625	$ 79,020	$ 158	$ 177

The accompanying notes are an integral part of these financial statements.

123

Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 942	$ 20,838	$ 6,256
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(121)	7	80	(52)
Total realized gain (loss) on investments and capital gains distributions	(913)	114	1,340	286
Net unrealized appreciation (depreciation) of investments	(15,512)	(590)	(11,957)	(2,687)
Net increase (decrease) in net assets from operations	(16,546)	(469)	(10,537)	(2,453)
Changes from contract transactions:				
Total unit transactions	52,513	251	6,988	3,395
Net increase (decrease) in assets derived from principal transactions	52,513	251	6,988	3,395
Total increase (decrease) in net assets	35,967	(218)	(3,549)	942
Net assets at December 31, 2008	35,967	724	17,289	7,198
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	692	28	605	(71)
Total realized gain (loss) on investments and capital gains distributions	(1,889)	(765)	(5,708)	(464)
Net unrealized appreciation (depreciation) of investments	13,526	916	12,068	2,060
Net increase (decrease) in net assets from operations	12,329	179	6,965	1,525
Changes from contract transactions:				
Total unit transactions	2,146	412	2,356	996
Net increase (decrease) in assets derived from principal transactions	2,146	412	2,356	996
Total increase (decrease) in net assets	14,475	591	9,321	2,521
Net assets at December 31, 2009	$ 50,442	$ 1,315	$ 26,610	$ 9,719

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 19,443	$ 44	$ 109,431
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(5)	1	814
Total realized gain (loss) on investments and capital gains distributions	(1)	1,477	6	16,984
Net unrealized appreciation (depreciation) of investments	-	(11,681)	(24)	(74,214)
Net increase (decrease) in net assets from operations	(1)	(10,209)	(17)	(56,416)
Changes from contract transactions:				
Total unit transactions	36	12,203	(2)	20,558
Net increase (decrease) in assets derived from principal transactions	36	12,203	(2)	20,558
Total increase (decrease) in net assets	35	1,994	(19)	(35,858)
Net assets at December 31, 2008	35	21,437	25	73,573
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(105)	-	(582)
Total realized gain (loss) on investments and capital gains distributions	38	(398)	(4)	(4,671)
Net unrealized appreciation (depreciation) of investments	63	10,796	12	32,959
Net increase (decrease) in net assets from operations	101	10,293	8	27,706
Changes from contract transactions:				
Total unit transactions	242	9,881	(6)	6,489
Net increase (decrease) in assets derived from principal transactions	242	9,881	(6)	6,489
Total increase (decrease) in net assets	343	20,174	2	34,195
Net assets at December 31, 2009	$ 378	$ 41,611	$ 27	$ 107,768

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Net assets at January 1, 2008	$ 4,394	$ 22,362	$ 7,116	$ 4,611
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(29)	957	254	6
Total realized gain (loss) on investments and capital gains distributions	(944)	2,290	272	750
Net unrealized appreciation (depreciation) of investments	(1,123)	(12,785)	(3,273)	(5,728)
Net increase (decrease) in net assets from operations	(2,096)	(9,538)	(2,747)	(4,972)
Changes from contract transactions:				
Total unit transactions	(850)	(1,453)	(1,436)	7,766
Net increase (decrease) in assets derived from principal transactions	(850)	(1,453)	(1,436)	7,766
Total increase (decrease) in net assets	(2,946)	(10,991)	(4,183)	2,794
Net assets at December 31, 2008	1,448	11,371	2,933	7,405
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	41	741	178	(5)
Total realized gain (loss) on investments and capital gains distributions	(1,077)	(11,721)	(2,983)	(2,177)
Net unrealized appreciation (depreciation) of investments	1,322	13,089	3,363	5,433
Net increase (decrease) in net assets from operations	286	2,109	558	3,251
Changes from contract transactions:				
Total unit transactions	(1,734)	(13,480)	(3,491)	2,464
Net increase (decrease) in assets derived from principal transactions	(1,734)	(13,480)	(3,491)	2,464
Total increase (decrease) in net assets	(1,448)	(11,371)	(2,933)	5,715
Net assets at December 31, 2009	$ -	$ -	$ -	$ 13,120

The accompanying notes are an integral part of these financial statements.

126

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 368	$ 43,831	$ 40,173	$ 2,468
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	9	512	387	(10)
Total realized gain (loss) on investments and capital gains distributions	(101)	3,302	2,968	38
Net unrealized appreciation (depreciation) of investments	(153)	(25,117)	(22,553)	(903)
Net increase (decrease) in net assets from operations	(245)	(21,303)	(19,198)	(875)
Changes from contract transactions:				
Total unit transactions	48	(4,081)	(5,250)	536
Net increase (decrease) in assets derived from principal transactions	48	(4,081)	(5,250)	536
Total increase (decrease) in net assets	(197)	(25,384)	(24,448)	(339)
Net assets at December 31, 2008	171	18,447	15,725	2,129
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	164	76	(12)
Total realized gain (loss) on investments and capital gains distributions	(61)	(228)	(1,111)	(241)
Net unrealized appreciation (depreciation) of investments	225	13,759	12,562	1,026
Net increase (decrease) in net assets from operations	166	13,695	11,527	773
Changes from contract transactions:				
Total unit transactions	84	4,759	2,935	715
Net increase (decrease) in assets derived from principal transactions	84	4,759	2,935	715
Total increase (decrease) in net assets	250	18,454	14,462	1,488
Net assets at December 31, 2009	$ 421	$ 36,901	$ 30,187	$ 3,617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class
Net assets at January 1, 2008	$ 72	$ 1,839	$ 131,763	$ 516
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	32	2,313	13
Total realized gain (loss) on investments and capital gains distributions	(16)	(87)	9,152	66
Net unrealized appreciation (depreciation) of investments	(8)	(626)	(57,524)	(350)
Net increase (decrease) in net assets from operations	(23)	(681)	(46,059)	(271)
Changes from contract transactions:				
Total unit transactions	(21)	(32)	(12,544)	261
Net increase (decrease) in assets derived from principal transactions	(21)	(32)	(12,544)	261
Total increase (decrease) in net assets	(44)	(713)	(58,603)	(10)
Net assets at December 31, 2008	28	1,126	73,160	506
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	77	61	1
Total realized gain (loss) on investments and capital gains distributions	(22)	(713)	(8,357)	(54)
Net unrealized appreciation (depreciation) of investments	19	807	20,444	157
Net increase (decrease) in net assets from operations	-	171	12,148	104
Changes from contract transactions:				
Total unit transactions	(28)	(1,297)	(5,666)	58
Net increase (decrease) in assets derived from principal transactions	(28)	(1,297)	(5,666)	58
Total increase (decrease) in net assets	(28)	(1,126)	6,482	162
Net assets at December 31, 2009	$ -	$ -	$ 79,642	$ 668

The accompanying notes are an integral part of these financial statements.

128

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008**
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 4,327	$ 64	$ 12,551
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	13	(14)	-	1
Total realized gain (loss) on investments and capital gains distributions	(350)	120	(41)	458
Net unrealized appreciation (depreciation) of investments	(2,548)	(600)	(33)	(6,943)
Net increase (decrease) in net assets from operations	(2,885)	(494)	(74)	(6,484)
Changes from contract transactions:				
Total unit transactions	8,099	(3,527)	75	341
Net increase (decrease) in assets derived from principal transactions	8,099	(3,527)	75	341
Total increase (decrease) in net assets	5,214	(4,021)	1	(6,143)
Net assets at December 31, 2008	5,214	306	65	6,408
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	-	-	19
Total realized gain (loss) on investments and capital gains distributions	(468)	(76)	(12)	(1,426)
Net unrealized appreciation (depreciation) of investments	2,048	147	36	3,630
Net increase (decrease) in net assets from operations	1,596	71	24	2,223
Changes from contract transactions:				
Total unit transactions	574	(40)	86	(55)
Net increase (decrease) in assets derived from principal transactions	574	(40)	86	(55)
Total increase (decrease) in net assets	2,170	31	110	2,168
Net assets at December 31, 2009	$ 7,384	$ 337	$ 175	$ 8,576

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2008	$ 567	$ 81,146	$ 33,604	$ 37,523
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	3,506	1,362	775
Total realized gain (loss) on investments and capital gains distributions	(25)	4,166	1,275	3,714
Net unrealized appreciation (depreciation) of investments	(159)	(24,202)	(9,967)	(20,213)
Net increase (decrease) in net assets from operations	(160)	(16,530)	(7,330)	(15,724)
Changes from contract transactions:				
Total unit transactions	90	(12,962)	(3,924)	2,976
Net increase (decrease) in assets derived from principal transactions	90	(12,962)	(3,924)	2,976
Total increase (decrease) in net assets	(70)	(29,492)	(11,254)	(12,748)
Net assets at December 31, 2008	497	51,654	22,350	24,775
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	15	991	354	1,354
Total realized gain (loss) on investments and capital gains distributions	(65)	(2,306)	(1,784)	(1,427)
Net unrealized appreciation (depreciation) of investments	183	9,743	5,205	8,101
Net increase (decrease) in net assets from operations	133	8,428	3,775	8,028
Changes from contract transactions:				
Total unit transactions	266	(1,728)	(442)	1,313
Net increase (decrease) in assets derived from principal transactions	266	(1,728)	(442)	1,313
Total increase (decrease) in net assets	399	6,700	3,333	9,341
Net assets at December 31, 2009	$ 896	$ 58,354	$ 25,683	$ 34,116

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Net assets at January 1, 2008	$ 2,004	$ 800	$ 5,722	$ 156,482
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	31	56	404	2,906
Total realized gain (loss) on investments and capital gains distributions	(453)	(79)	(586)	(2,534)
Net unrealized appreciation (depreciation) of investments	(434)	(157)	(1,227)	(48,595)
Net increase (decrease) in net assets from operations	(856)	(180)	(1,409)	(48,223)
Changes from contract transactions:				
Total unit transactions	194	(11)	149	3,109
Net increase (decrease) in assets derived from principal transactions	194	(11)	149	3,109
Total increase (decrease) in net assets	(662)	(191)	(1,260)	(45,114)
Net assets at December 31, 2008	1,342	609	4,462	111,368
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	129	610	(1,047)
Total realized gain (loss) on investments and capital gains distributions	(323)	(6)	(446)	(7,004)
Net unrealized appreciation (depreciation) of investments	453	503	3,028	22,114
Net increase (decrease) in net assets from operations	135	626	3,192	14,063
Changes from contract transactions:				
Total unit transactions	(1,477)	2,191	5,009	(607)
Net increase (decrease) in assets derived from principal transactions	(1,477)	2,191	5,009	(607)
Total increase (decrease) in net assets	(1,342)	2,817	8,201	13,456
Net assets at December 31, 2009	$ -	$ 3,426	$ 12,663	$ 124,824

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2008	$ -	$ 16,489	$ 111	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	421	3	-
Total realized gain (loss) on investments and capital gains distributions	-	261	2	(1)
Net unrealized appreciation (depreciation) of investments	-	(6,636)	(53)	(1)
Net increase (decrease) in net assets from operations	-	(5,954)	(48)	(2)
Changes from contract transactions:				
Total unit transactions	-	1,096	46	4
Net increase (decrease) in assets derived from principal transactions	-	1,096	46	4
Total increase (decrease) in net assets	-	(4,858)	(2)	2
Net assets at December 31, 2008	-	11,631	109	2
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	100	2	-
Total realized gain (loss) on investments and capital gains distributions	-	(1,124)	(6)	(1)
Net unrealized appreciation (depreciation) of investments	-	3,893	83	1
Net increase (decrease) in net assets from operations	-	2,869	79	-
Changes from contract transactions:				
Total unit transactions	3	547	165	(2)
Net increase (decrease) in assets derived from principal transactions	3	547	165	(2)
Total increase (decrease) in net assets	3	3,416	244	(2)
Net assets at December 31, 2009	$ 3	$ 15,047	$ 353	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2008	$ 96,991	$ 16	$ 3,588	$ 168,990
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	996	3	112	6,214
Total realized gain (loss) on investments and capital gains distributions	2,997	9	24	15,596
Net unrealized appreciation (depreciation) of investments	(36,707)	(74)	(1,486)	(79,630)
Net increase (decrease) in net assets from operations	(32,714)	(62)	(1,350)	(57,820)
Changes from contract transactions:				
Total unit transactions	1,187	250	134	47,698
Net increase (decrease) in assets derived from principal transactions	1,187	250	134	47,698
Total increase (decrease) in net assets	(31,527)	188	(1,216)	(10,122)
Net assets at December 31, 2008	65,464	204	2,372	158,868
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	471	2	20	2,472
Total realized gain (loss) on investments and capital gains distributions	(3,155)	(15)	(49)	(4,874)
Net unrealized appreciation (depreciation) of investments	19,190	76	809	58,572
Net increase (decrease) in net assets from operations	16,506	63	780	56,170
Changes from contract transactions:				
Total unit transactions	1,897	75	800	42,889
Net increase (decrease) in assets derived from principal transactions	1,897	75	800	42,889
Total increase (decrease) in net assets	18,403	138	1,580	99,059
Net assets at December 31, 2009	$ 83,867	$ 342	$ 3,952	$ 257,927

The accompanying notes are an integral part of these financial statements.

133

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008**
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class		ING T. Rowe Price Equity Income Portfolio - Service Class		ING Templeton Global Growth Portfolio - Institutional Class		ING Templeton Global Growth Portfolio - Service Class	
Net assets at January 1, 2008	$	1,151	$	101,704	$	1,186	$	2,833
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		32		3,165		3		(1)
Total realized gain (loss) on investments and capital gains distributions		8		7,576		19		(4)
Net unrealized appreciation (depreciation) of investments		(532)		(49,945)		(514)		(1,297)
Net increase (decrease) in net assets from operations		(492)		(39,204)		(492)		(1,302)
Changes from contract transactions:								
Total unit transactions		259		12,008		80		579
Net increase (decrease) in assets derived from principal transactions		259		12,008		80		579
Total increase (decrease) in net assets		(233)		(27,196)		(412)		(723)
Net assets at December 31, 2008		918		74,508		774		2,110
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		14		917		15		35
Total realized gain (loss) on investments and capital gains distributions		(89)		(1,868)		(213)		(277)
Net unrealized appreciation (depreciation) of investments		339		21,745		432		1,046
Net increase (decrease) in net assets from operations		264		20,794		234		804
Changes from contract transactions:								
Total unit transactions		207		15,504		(270)		611
Net increase (decrease) in assets derived from principal transactions		207		15,504		(270)		611
Total increase (decrease) in net assets		471		36,298		(36)		1,415
Net assets at December 31, 2009	$	1,389	$	110,806	$	738	$	3,525

The accompanying notes are an integral part of these financial statements.

134

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 87	$ 17,288	$ 1,022
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(1)	475	(1)
Total realized gain (loss) on investments and capital gains distributions	(90)	(11)	716	(192)
Net unrealized appreciation (depreciation) of investments	(94)	(132)	(7,115)	(231)
Net increase (decrease) in net assets from operations	(186)	(144)	(5,924)	(424)
Changes from contract transactions:				
Total unit transactions	548	202	1,747	349
Net increase (decrease) in assets derived from principal transactions	548	202	1,747	349
Total increase (decrease) in net assets	362	58	(4,177)	(75)
Net assets at December 31, 2008	362	145	13,111	947
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	17	-	76	(2)
Total realized gain (loss) on investments and capital gains distributions	136	(84)	(1,313)	(226)
Net unrealized appreciation (depreciation) of investments	94	123	4,644	572
Net increase (decrease) in net assets from operations	247	39	3,407	344
Changes from contract transactions:				
Total unit transactions	(609)	(184)	1,747	213
Net increase (decrease) in assets derived from principal transactions	(609)	(184)	1,747	213
Total increase (decrease) in net assets	(362)	(145)	5,154	557
Net assets at December 31, 2009	$ -	$ -	$ 18,265	$ 1,504

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I	ING International Growth Opportunities Fund - Class Q
Net assets at January 1, 2008	$ 520,246	$ -	$ -	$ 11
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	22,627	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,312	-	-	-
Net unrealized appreciation (depreciation) of investments	(14,424)	-	-	(8)
Net increase (decrease) in net assets from operations	9,515	-	-	(8)
Changes from contract transactions:				
Total unit transactions	11,258	-	-	4
Net increase (decrease) in assets derived from principal transactions	11,258	-	-	4
Total increase (decrease) in net assets	20,773	-	-	(4)
Net assets at December 31, 2008	541,019	-	-	7
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,492)	1	-	-
Total realized gain (loss) on investments and capital gains distributions	202	-	-	(5)
Net unrealized appreciation (depreciation) of investments	-	(1)	-	8
Net increase (decrease) in net assets from operations	(2,290)	-	-	3
Changes from contract transactions:				
Total unit transactions	(135,228)	24	3	(10)
Net increase (decrease) in assets derived from principal transactions	(135,228)	24	3	(10)
Total increase (decrease) in net assets	(137,518)	24	3	(7)
Net assets at December 31, 2009	$ 403,501	$ 24	$ 3	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2008	$ 2,221	$ 86	$ 4,430	$ 37
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	29	10	475	1
Total realized gain (loss) on investments and capital gains distributions	(92)	30	729	(7)
Net unrealized appreciation (depreciation) of investments	(1,196)	(75)	(2,931)	(10)
Net increase (decrease) in net assets from operations	(1,259)	(35)	(1,727)	(16)
Changes from contract transactions:				
Total unit transactions	299	27	114	18
Net increase (decrease) in assets derived from principal transactions	299	27	114	18
Total increase (decrease) in net assets	(960)	(8)	(1,613)	2
Net assets at December 31, 2008	1,261	78	2,817	39
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	14	1	29	-
Total realized gain (loss) on investments and capital gains distributions	(386)	(79)	(3,026)	(6)
Net unrealized appreciation (depreciation) of investments	944	78	2,988	16
Net increase (decrease) in net assets from operations	572	-	(9)	10
Changes from contract transactions:				
Total unit transactions	(191)	(78)	(2,808)	3
Net increase (decrease) in assets derived from principal transactions	(191)	(78)	(2,808)	3
Total increase (decrease) in net assets	381	(78)	(2,817)	13
Net assets at December 31, 2009	$ 1,642	$ -	$ -	$ 52

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 28,635	$ 3,217	$ 257	$ 108,700
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(43)	(23)	(1)	(814)
Total realized gain (loss) on investments and capital gains distributions	2,748	(40)	(27)	4,779
Net unrealized appreciation (depreciation) of investments	(10,546)	(1,397)	(109)	(50,479)
Net increase (decrease) in net assets from operations	(7,841)	(1,460)	(137)	(46,514)
Changes from contract transactions:				
Total unit transactions	1,281	369	96	4,050
Net increase (decrease) in assets derived from principal transactions	1,281	369	96	4,050
Total increase (decrease) in net assets	(6,560)	(1,091)	(41)	(42,464)
Net assets at December 31, 2008	22,075	2,126	216	66,236
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	237	(21)	(2)	(695)
Total realized gain (loss) on investments and capital gains distributions	(1,004)	(310)	(34)	73
Net unrealized appreciation (depreciation) of investments	9,487	1,082	223	25,057
Net increase (decrease) in net assets from operations	8,720	751	187	24,435
Changes from contract transactions:				
Total unit transactions	5,200	145	544	9,645
Net increase (decrease) in assets derived from principal transactions	5,200	145	544	9,645
Total increase (decrease) in net assets	13,920	896	731	34,080
Net assets at December 31, 2009	$ 35,995	$ 3,022	$ 947	$ 100,316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 796	$ 11,313	$ 4,044
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(9)	(26)	(14)
Total realized gain (loss) on investments and capital gains distributions	-	(33)	18	411
Net unrealized appreciation (depreciation) of investments	-	(377)	(5,140)	(4,082)
Net increase (decrease) in net assets from operations	-	(419)	(5,148)	(3,685)
Changes from contract transactions:				
Total unit transactions	-	576	2,424	6,348
Net increase (decrease) in assets derived from principal transactions	-	576	2,424	6,348
Total increase (decrease) in net assets	-	157	(2,724)	2,663
Net assets at December 31, 2008	-	953	8,589	6,707
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3	(26)	352
Total realized gain (loss) on investments and capital gains distributions	-	(181)	(394)	212
Net unrealized appreciation (depreciation) of investments	3	445	3,305	2,130
Net increase (decrease) in net assets from operations	3	267	2,885	2,694
Changes from contract transactions:				
Total unit transactions	18	221	1,307	449
Net increase (decrease) in assets derived from principal transactions	18	221	1,307	449
Total increase (decrease) in net assets	21	488	4,192	3,143
Net assets at December 31, 2009	$ 21	$ 1,441	$ 12,781	$ 9,850

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1	2	1	-
Net increase (decrease) in net assets from operations	1	2	1	-
Changes from contract transactions:				
Total unit transactions	36	79	50	6
Net increase (decrease) in assets derived from principal transactions	36	79	50	6
Total increase (decrease) in net assets	37	81	51	6
Net assets at December 31, 2008	37	81	51	6
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	17	-	-	-
Net unrealized appreciation (depreciation) of investments	8	80	58	17
Net increase (decrease) in net assets from operations	25	78	57	17
Changes from contract transactions:				
Total unit transactions	115	508	242	118
Net increase (decrease) in assets derived from principal transactions	115	508	242	118
Total increase (decrease) in net assets	140	586	299	135
Net assets at December 31, 2009	$ 177	$ 667	$ 350	$ 141

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Solution Income Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
Net assets at January 1, 2008	$ -	$ 386	$ 34,984	$ 96
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4	305	-
Total realized gain (loss) on investments and capital gains distributions	-	(37)	2,533	(10)
Net unrealized appreciation (depreciation) of investments	-	(85)	(13,907)	(27)
Net increase (decrease) in net assets from operations	-	(118)	(11,069)	(37)
Changes from contract transactions:				
Total unit transactions	1	(23)	(2,795)	1
Net increase (decrease) in assets derived from principal transactions	1	(23)	(2,795)	1
Total increase (decrease) in net assets	1	(141)	(13,864)	(36)
Net assets at December 31, 2008	1	245	21,120	60
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	2	74	-
Total realized gain (loss) on investments and capital gains distributions	2	(32)	(789)	(30)
Net unrealized appreciation (depreciation) of investments	5	86	6,054	60
Net increase (decrease) in net assets from operations	7	56	5,339	30
Changes from contract transactions:				
Total unit transactions	51	(9)	90	19
Net increase (decrease) in assets derived from principal transactions	51	(9)	90	19
Total increase (decrease) in net assets	58	47	5,429	49
Net assets at December 31, 2009	$ 59	$ 292	$ 26,549	$ 109

The accompanying notes are an integral part of these financial statements.

141

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class
Net assets at January 1, 2008	$ 161,023	$ 87	$ 2,266	$ 365
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,316)	(1)	(24)	6
Total realized gain (loss) on investments and capital gains distributions	(20,709)	1	(325)	(31)
Net unrealized appreciation (depreciation) of investments	(37,274)	(67)	(1,673)	(148)
Net increase (decrease) in net assets from operations	(59,299)	(67)	(2,022)	(173)
Changes from contract transactions:				
Total unit transactions	(17,346)	100	1,722	46
Net increase (decrease) in assets derived from principal transactions	(17,346)	100	1,722	46
Total increase (decrease) in net assets	(76,645)	33	(300)	(127)
Net assets at December 31, 2008	84,378	120	1,966	238
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(919)	(1)	90	4
Total realized gain (loss) on investments and capital gains distributions	(10,629)	(17)	(1,541)	(73)
Net unrealized appreciation (depreciation) of investments	36,234	56	1,725	179
Net increase (decrease) in net assets from operations	24,686	38	274	110
Changes from contract transactions:				
Total unit transactions	(6,136)	(7)	(2,240)	35
Net increase (decrease) in assets derived from principal transactions	(6,136)	(7)	(2,240)	35
Total increase (decrease) in net assets	18,550	31	(1,966)	145
Net assets at December 31, 2009	$ 102,928	$ 151	$ -	$ 383

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 840,722	$ 439	$ 275	$ 125,688
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8,163	4	17	5,472
Total realized gain (loss) on investments and capital gains distributions	62,486	15	(13)	503
Net unrealized appreciation (depreciation) of investments	(385,205)	(191)	(65)	(28,238)
Net increase (decrease) in net assets from operations	(314,556)	(172)	(61)	(22,263)
Changes from contract transactions:				
Total unit transactions	(102,226)	-	44	5,942
Net increase (decrease) in assets derived from principal transactions	(102,226)	-	44	5,942
Total increase (decrease) in net assets	(416,782)	(172)	(17)	(16,321)
Net assets at December 31, 2008	423,940	267	258	109,367
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7,011	4	6	3,829
Total realized gain (loss) on investments and capital gains distributions	(969)	(2)	(38)	(814)
Net unrealized appreciation (depreciation) of investments	147,827	123	71	18,632
Net increase (decrease) in net assets from operations	153,869	125	39	21,647
Changes from contract transactions:				
Total unit transactions	(28,016)	94	(58)	1,921
Net increase (decrease) in assets derived from principal transactions	(28,016)	94	(58)	1,921
Total increase (decrease) in net assets	125,853	219	(19)	23,568
Net assets at December 31, 2009	$ 549,793	$ 486	$ 239	$ 132,935

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2008	$ 3,826	$ 554	$ 83,010	$ 5,184
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	36	4,074	347
Total realized gain (loss) on investments and capital gains distributions	7	12	1,587	(197)
Net unrealized appreciation (depreciation) of investments	(26)	(70)	(7,862)	(1,867)
Net increase (decrease) in net assets from operations	(12)	(22)	(2,201)	(1,717)
Changes from contract transactions:				
Total unit transactions	(3,598)	338	24,040	500
Net increase (decrease) in assets derived from principal transactions	(3,598)	338	24,040	500
Total increase (decrease) in net assets	(3,610)	316	21,839	(1,217)
Net assets at December 31, 2008	216	870	104,849	3,967
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	18	29	3,284	491
Total realized gain (loss) on investments and capital gains distributions	(13)	17	5,765	(527)
Net unrealized appreciation (depreciation) of investments	105	66	6,030	3,752
Net increase (decrease) in net assets from operations	110	112	15,079	3,716
Changes from contract transactions:				
Total unit transactions	283	233	55,253	5,825
Net increase (decrease) in assets derived from principal transactions	283	233	55,253	5,825
Total increase (decrease) in net assets	393	345	70,332	9,541
Net assets at December 31, 2009	$ 609	$ 1,215	$ 175,181	$ 13,508

The accompanying notes are an integral part of these financial statements.

144

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2008	$ 95	$ 9,750	$ 30,299	$ 12,103
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	120	252	98
Total realized gain (loss) on investments and capital gains distributions	1	216	656	293
Net unrealized appreciation (depreciation) of investments	(41)	(3,943)	(10,651)	(6,064)
Net increase (decrease) in net assets from operations	(34)	(3,607)	(9,743)	(5,673)
Changes from contract transactions:				
Total unit transactions	20	4,478	7,869	5,598
Net increase (decrease) in assets derived from principal transactions	20	4,478	7,869	5,598
Total increase (decrease) in net assets	(14)	871	(1,874)	(75)
Net assets at December 31, 2008	81	10,621	28,425	12,028
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	391	1,105	373
Total realized gain (loss) on investments and capital gains distributions	(1)	(491)	(526)	(454)
Net unrealized appreciation (depreciation) of investments	55	2,526	6,545	3,695
Net increase (decrease) in net assets from operations	61	2,426	7,124	3,614
Changes from contract transactions:				
Total unit transactions	39	1,397	8,810	2,476
Net increase (decrease) in assets derived from principal transactions	39	1,397	8,810	2,476
Total increase (decrease) in net assets	100	3,823	15,934	6,090
Net assets at December 31, 2009	$ 181	$ 14,444	$ 44,359	$ 18,118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2008	$ 39,563	$ 9,830	$ 27,544	$ 7,858
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	208	79	150	44
Total realized gain (loss) on investments and capital gains distributions	960	302	878	170
Net unrealized appreciation (depreciation) of investments	(18,098)	(5,470)	(14,504)	(4,003)
Net increase (decrease) in net assets from operations	(16,930)	(5,089)	(13,476)	(3,789)
Changes from contract transactions:				
Total unit transactions	15,303	5,026	13,643	2,396
Net increase (decrease) in assets derived from principal transactions	15,303	5,026	13,643	2,396
Total increase (decrease) in net assets	(1,627)	(63)	167	(1,393)
Net assets at December 31, 2008	37,936	9,767	27,711	6,465
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,207	267	809	148
Total realized gain (loss) on investments and capital gains distributions	(1,060)	(290)	(353)	(254)
Net unrealized appreciation (depreciation) of investments	11,400	3,458	9,824	2,456
Net increase (decrease) in net assets from operations	11,547	3,435	10,280	2,350
Changes from contract transactions:				
Total unit transactions	15,023	2,860	14,321	2,350
Net increase (decrease) in assets derived from principal transactions	15,023	2,860	14,321	2,350
Total increase (decrease) in net assets	26,570	6,295	24,601	4,700
Net assets at December 31, 2009	$ 64,506	$ 16,062	$ 52,312	$ 11,165

The accompanying notes are an integral part of these financial statements.

146

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class
Net assets at January 1, 2008	$ 17,462	$ -	$ -	$ 7,427
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	42	(1)	(1)	114
Total realized gain (loss) on investments and capital gains distributions	613	(26)	(52)	121
Net unrealized appreciation (depreciation) of investments	(9,919)	(7)	(7)	(1,905)
Net increase (decrease) in net assets from operations	(9,264)	(34)	(60)	(1,670)
Changes from contract transactions:				
Total unit transactions	9,490	659	234	2,352
Net increase (decrease) in assets derived from principal transactions	9,490	659	234	2,352
Total increase (decrease) in net assets	226	625	174	682
Net assets at December 31, 2008	17,688	625	174	8,109
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	415	2	-	393
Total realized gain (loss) on investments and capital gains distributions	(73)	(4)	(1)	(292)
Net unrealized appreciation (depreciation) of investments	7,006	187	98	1,100
Net increase (decrease) in net assets from operations	7,348	185	97	1,201
Changes from contract transactions:				
Total unit transactions	11,039	719	466	(734)
Net increase (decrease) in assets derived from principal transactions	11,039	719	466	(734)
Total increase (decrease) in net assets	18,387	904	563	467
Net assets at December 31, 2009	$ 36,075	$ 1,529	$ 737	$ 8,576

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 7,385	$ 365	$ 389,300	$ 514
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	83	(1)	(1,791)	(3)
Total realized gain (loss) on investments and capital gains distributions	(59)	(5)	48,267	41
Net unrealized appreciation (depreciation) of investments	(1,545)	(174)	(208,361)	(254)
Net increase (decrease) in net assets from operations	(1,521)	(180)	(161,885)	(216)
Changes from contract transactions:				
Total unit transactions	1,085	27	(27,342)	(26)
Net increase (decrease) in assets derived from principal transactions	1,085	27	(27,342)	(26)
Total increase (decrease) in net assets	(436)	(153)	(189,227)	(242)
Net assets at December 31, 2008	6,949	212	200,073	272
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	380	(1)	(1,302)	(1)
Total realized gain (loss) on investments and capital gains distributions	(259)	(50)	(6,810)	(88)
Net unrealized appreciation (depreciation) of investments	1,116	149	95,806	223
Net increase (decrease) in net assets from operations	1,237	98	87,694	134
Changes from contract transactions:				
Total unit transactions	1,192	3	(6,011)	(38)
Net increase (decrease) in assets derived from principal transactions	1,192	3	(6,011)	(38)
Total increase (decrease) in net assets	2,429	101	81,683	96
Net assets at December 31, 2009	$ 9,378	$ 313	$ 281,756	$ 368

The accompanying notes are an integral part of these financial statements.

148

Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2008	$ 1,155	275,025	$ 1,234	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	706	5	4
Total realized gain (loss) on investments and capital gains distributions	(76)	9,203	76	(17)
Net unrealized appreciation (depreciation) of investments	(464)	(120,189)	(750)	(76)
Net increase (decrease) in net assets from operations	(541)	(110,280)	(669)	(89)
Changes from contract transactions:				
Total unit transactions	129	(22,970)	453	232
Net increase (decrease) in assets derived from principal transactions	129	(22,970)	453	232
Total increase (decrease) in net assets	(412)	(133,250)	(216)	143
Net assets at December 31, 2008	743	141,775	1,018	143
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	(1,329)	(9)	(1)
Total realized gain (loss) on investments and capital gains distributions	(71)	(2,986)	(59)	(8)
Net unrealized appreciation (depreciation) of investments	386	62,249	519	62
Net increase (decrease) in net assets from operations	312	57,934	451	53
Changes from contract transactions:				
Total unit transactions	15	1,158	129	19
Net increase (decrease) in assets derived from principal transactions	15	1,158	129	19
Total increase (decrease) in net assets	327	59,092	580	72
Net assets at December 31, 2009	$ 1,070	$ 200,867	$ 1,598	$ 215

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class
Net assets at January 1, 2008	$ -	$ 5,433	$ 521	$ 113,433
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,774	(15)	(1)	(429)
Total realized gain (loss) on investments and capital gains distributions	(3,433)	(81)	(33)	(3,171)
Net unrealized appreciation (depreciation) of investments	(48,104)	(155)	(179)	(40,240)
Net increase (decrease) in net assets from operations	(49,763)	(251)	(213)	(43,840)
Changes from contract transactions:				
Total unit transactions	125,371	(5,142)	(13)	(8,107)
Net increase (decrease) in assets derived from principal transactions	125,371	(5,142)	(13)	(8,107)
Total increase (decrease) in net assets	75,608	(5,393)	(226)	(51,947)
Net assets at December 31, 2008	75,608	40	295	61,486
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(792)	-	2	143
Total realized gain (loss) on investments and capital gains distributions	(5,148)	(8)	(16)	(2,099)
Net unrealized appreciation (depreciation) of investments	27,834	24	144	28,248
Net increase (decrease) in net assets from operations	21,894	16	130	26,292
Changes from contract transactions:				
Total unit transactions	(3,478)	1	4	2,029
Net increase (decrease) in assets derived from principal transactions	(3,478)	1	4	2,029
Total increase (decrease) in net assets	18,416	17	134	28,321
Net assets at December 31, 2009	$ 94,024	$ 57	$ 429	$ 89,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class
Net assets at January 1, 2008	$ 13	$ 126,472	$ 6	$ 382
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	1,274	-	8
Total realized gain (loss) on investments and capital gains distributions	-	(10,767)	-	(66)
Net unrealized appreciation (depreciation) of investments	(24)	(36,911)	(4)	(77)
Net increase (decrease) in net assets from operations	(23)	(46,404)	(4)	(135)
Changes from contract transactions:				
Total unit transactions	53	(15,791)	4	(41)
Net increase (decrease) in assets derived from principal transactions	53	(15,791)	4	(41)
Total increase (decrease) in net assets	30	(62,195)	-	(176)
Net assets at December 31, 2008	43	64,277	6	206
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	320	-	4
Total realized gain (loss) on investments and capital gains distributions	(6)	(2,997)	-	(24)
Net unrealized appreciation (depreciation) of investments	23	20,656	2	75
Net increase (decrease) in net assets from operations	18	17,979	2	55
Changes from contract transactions:				
Total unit transactions	16	(5,919)	2	23
Net increase (decrease) in assets derived from principal transactions	16	(5,919)	2	23
Total increase (decrease) in net assets	34	12,060	4	78
Net assets at December 31, 2009	$ 77	$ 76,337	$ 10	$ 284

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net assets at January 1, 2008	$ 83,912	$ 203	$ 325,269	$ 188
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,712	17	11,260	7
Total realized gain (loss) on investments and capital gains distributions	1,802	(15)	14,899	6
Net unrealized appreciation (depreciation) of investments	(31,217)	(113)	(98,950)	(62)
Net increase (decrease) in net assets from operations	(27,703)	(111)	(72,791)	(49)
Changes from contract transactions:				
Total unit transactions	(13,235)	216	(35,482)	18
Net increase (decrease) in assets derived from principal transactions	(13,235)	216	(35,482)	18
Total increase (decrease) in net assets	(40,938)	105	(108,273)	(31)
Net assets at December 31, 2008	42,974	308	216,996	157
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	642	5	2,159	1
Total realized gain (loss) on investments and capital gains distributions	(4,042)	(6)	(6,184)	(45)
Net unrealized appreciation (depreciation) of investments	14,531	84	47,036	64
Net increase (decrease) in net assets from operations	11,131	83	43,011	20
Changes from contract transactions:				
Total unit transactions	(2,822)	101	(19,228)	(28)
Net increase (decrease) in assets derived from principal transactions	(2,822)	101	(19,228)	(28)
Total increase (decrease) in net assets	8,309	184	23,783	(8)
Net assets at December 31, 2009	$ 51,283	$ 492	$ 240,779	$ 149

The accompanying notes are an integral part of these financial statements.

152

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2008	$ -	$ 37,661	$ 84,589	$ 73,150
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,060	999	1,294
Total realized gain (loss) on investments and capital gains distributions	-	1,590	7,057	7,253
Net unrealized appreciation (depreciation) of investments	-	(11,399)	(37,541)	(30,451)
Net increase (decrease) in net assets from operations	-	(8,749)	(29,485)	(21,904)
Changes from contract transactions:				
Total unit transactions	-	(3,072)	(6,229)	(4,721)
Net increase (decrease) in assets derived from principal transactions	-	(3,072)	(6,229)	(4,721)
Total increase (decrease) in net assets	-	(11,821)	(35,714)	(26,625)
Net assets at December 31, 2008	-	25,840	48,875	46,525
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,923	4,561	3,959
Total realized gain (loss) on investments and capital gains distributions	2	(2,300)	(75)	(1,621)
Net unrealized appreciation (depreciation) of investments	25	4,489	6,959	6,870
Net increase (decrease) in net assets from operations	27	4,112	11,445	9,208
Changes from contract transactions:				
Total unit transactions	102	(639)	33	327
Net increase (decrease) in assets derived from principal transactions	102	(639)	33	327
Total increase (decrease) in net assets	129	3,473	11,478	9,535
Net assets at December 31, 2009	$ 129	$ 29,313	$ 60,353	$ 56,060

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2008	$ 158	$ 1,758,568	$ 101	$ 23,204
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	4,079	4	161
Total realized gain (loss) on investments and capital gains distributions	(56)	(101,523)	(17)	1,008
Net unrealized appreciation (depreciation) of investments	(138)	(526,910)	(156)	(2,178)
Net increase (decrease) in net assets from operations	(190)	(624,354)	(169)	(1,009)
Changes from contract transactions:				
Total unit transactions	403	(207,576)	373	(4,537)
Net increase (decrease) in assets derived from principal transactions	403	(207,576)	373	(4,537)
Total increase (decrease) in net assets	213	(831,930)	204	(5,546)
Net assets at December 31, 2008	371	926,638	305	17,658
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	3,930	7	319
Total realized gain (loss) on investments and capital gains distributions	(74)	(86,235)	(22)	(1,345)
Net unrealized appreciation (depreciation) of investments	146	328,821	162	917
Net increase (decrease) in net assets from operations	75	246,516	147	(109)
Changes from contract transactions:				
Total unit transactions	(43)	(89,022)	432	(17,549)
Net increase (decrease) in assets derived from principal transactions	(43)	(89,022)	432	(17,549)
Total increase (decrease) in net assets	32	157,494	579	(17,658)
Net assets at December 31, 2009	$ 403	$ 1,084,132	$ 884	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2008	$ 660	$ 2,918	$ 2,516	$ 969
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	5	12	2
Total realized gain (loss) on investments and capital gains distributions	87	367	402	147
Net unrealized appreciation (depreciation) of investments	(141)	(584)	(569)	(225)
Net increase (decrease) in net assets from operations	(55)	(212)	(155)	(76)
Changes from contract transactions:				
Total unit transactions	(124)	(471)	(325)	(119)
Net increase (decrease) in assets derived from principal transactions	(124)	(471)	(325)	(119)
Total increase (decrease) in net assets	(179)	(683)	(480)	(195)
Net assets at December 31, 2008	481	2,235	2,036	774
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	7	14	3
Total realized gain (loss) on investments and capital gains distributions	(20)	(69)	(93)	(118)
Net unrealized appreciation (depreciation) of investments	11	57	62	110
Net increase (decrease) in net assets from operations	(1)	(5)	(17)	(5)
Changes from contract transactions:				
Total unit transactions	(60)	(249)	(304)	(419)
Net increase (decrease) in assets derived from principal transactions	(60)	(249)	(304)	(419)
Total increase (decrease) in net assets	(61)	(254)	(321)	(424)
Net assets at December 31, 2009	$ 420	$ 1,981	$ 1,715	$ 350

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING BlackRock Science and Technology Opportunities Portfolio - Class I	
Net assets at January 1, 2008	$	164	$	76	$	47	$	42,834
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		1		-		(319)
Total realized gain (loss) on investments and capital gains distributions		28		13		6		2,373
Net unrealized appreciation (depreciation) of investments		(40)		(18)		(7)		(18,274)
Net increase (decrease) in net assets from operations		(12)		(4)		(1)		(16,220)
Changes from contract transactions:								
Total unit transactions		(10)		(2)		(14)		(3,218)
Net increase (decrease) in assets derived from principal transactions		(10)		(2)		(14)		(3,218)
Total increase (decrease) in net assets		(22)		(6)		(15)		(19,438)
Net assets at December 31, 2008		142		70		32		23,396
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		1		1		-		(291)
Total realized gain (loss) on investments and capital gains distributions		(1)		-		-		333
Net unrealized appreciation (depreciation) of investments		-		(2)		(1)		13,177
Net increase (decrease) in net assets from operations		-		(1)		(1)		13,219
Changes from contract transactions:								
Total unit transactions		(1)		(1)		-		5,438
Net increase (decrease) in assets derived from principal transactions		(1)		(1)		-		5,438
Total increase (decrease) in net assets		(1)		(2)		(1)		18,657
Net assets at December 31, 2009	$	141	$	68	$	31	$	42,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S
Net assets at January 1, 2008	$ 469,092	$ 334	$ 381,531	343
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,904	4	1,349	3
Total realized gain (loss) on investments and capital gains distributions	17,274	(30)	46,938	(27)
Net unrealized appreciation (depreciation) of investments	(184,448)	(137)	(183,479)	(123)
Net increase (decrease) in net assets from operations	(163,270)	(163)	(135,192)	(147)
Changes from contract transactions:				
Total unit transactions	(58,354)	154	(33,827)	64
Net increase (decrease) in assets derived from principal transactions	(58,354)	154	(33,827)	64
Total increase (decrease) in net assets	(221,624)	(9)	(169,019)	(83)
Net assets at December 31, 2008	247,468	325	212,512	260
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5,478	8	1,852	3
Total realized gain (loss) on investments and capital gains distributions	(9,310)	(16)	(3,916)	(30)
Net unrealized appreciation (depreciation) of investments	55,291	76	66,603	124
Net increase (decrease) in net assets from operations	51,459	68	64,539	97
Changes from contract transactions:				
Total unit transactions	(15,486)	(18)	(2,979)	115
Net increase (decrease) in assets derived from principal transactions	(15,486)	(18)	(2,979)	115
Total increase (decrease) in net assets	35,973	50	61,560	212
Net assets at December 31, 2009	$ 283,441	$ 375	$ 274,072	$ 472

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Net assets at January 1, 2008	$ 151,310	$ 90	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	-	3	-
Total realized gain (loss) on investments and capital gains distributions	7,167	(10)	(58)	-
Net unrealized appreciation (depreciation) of investments	(54,249)	(7)	1	-
Net increase (decrease) in net assets from operations	(47,076)	(17)	(54)	-
Changes from contract transactions:				
Total unit transactions	(18,463)	(15)	274	-
Net increase (decrease) in assets derived from principal transactions	(18,463)	(15)	274	-
Total increase (decrease) in net assets	(65,539)	(32)	220	-
Net assets at December 31, 2008	85,771	58	220	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	822	1	(79)	-
Total realized gain (loss) on investments and capital gains distributions	(4,696)	(16)	170	-
Net unrealized appreciation (depreciation) of investments	23,988	41	1,566	2
Net increase (decrease) in net assets from operations	20,114	26	1,657	2
Changes from contract transactions:				
Total unit transactions	(2,370)	38	17,530	17
Net increase (decrease) in assets derived from principal transactions	(2,370)	38	17,530	17
Total increase (decrease) in net assets	17,744	64	19,187	19
Net assets at December 31, 2009	$ 103,515	$ 122	$ 19,407	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2008	$ 62,321	$ 82,179	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(105)	707	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,150)	9,867	-	-
Net unrealized appreciation (depreciation) of investments	(25,054)	(37,665)	-	-
Net increase (decrease) in net assets from operations	(26,309)	(27,091)	-	-
Changes from contract transactions:				
Total unit transactions	(5,598)	(10,762)	-	-
Net increase (decrease) in assets derived from principal transactions	(5,598)	(10,762)	-	-
Total increase (decrease) in net assets	(31,907)	(37,853)	-	-
Net assets at December 31, 2008	30,414	44,326	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	122	830	(12)	(1)
Total realized gain (loss) on investments and capital gains distributions	(3,369)	(1,509)	75	1
Net unrealized appreciation (depreciation) of investments	8,317	9,421	375	51
Net increase (decrease) in net assets from operations	5,070	8,742	438	51
Changes from contract transactions:				
Total unit transactions	(35,484)	28,974	2,334	302
Net increase (decrease) in assets derived from principal transactions	(35,484)	28,974	2,334	302
Total increase (decrease) in net assets	(30,414)	37,716	2,772	353
Net assets at December 31, 2009	$ -	$ 82,042	$ 2,772	$ 353

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	25	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(44)	-	-	-
Net unrealized appreciation (depreciation) of investments	(60)	-	-	-
Net increase (decrease) in net assets from operations	(79)	-	-	-
Changes from contract transactions:				
Total unit transactions	2,754	-	-	-
Net increase (decrease) in assets derived from principal transactions	2,754	-	-	-
Total increase (decrease) in net assets	2,675	-	-	-
Net assets at December 31, 2008	2,675	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(54)	-	(8)	(11)
Total realized gain (loss) on investments and capital gains distributions	(8)	2	58	9
Net unrealized appreciation (depreciation) of investments	1,742	8	231	340
Net increase (decrease) in net assets from operations	1,680	10	281	338
Changes from contract transactions:				
Total unit transactions	5,337	69	1,671	2,711
Net increase (decrease) in assets derived from principal transactions	5,337	69	1,671	2,711
Total increase (decrease) in net assets	7,017	79	1,952	3,049
Net assets at December 31, 2009	$ 9,692	$ 79	$ 1,952	$ 3,049

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ 135,138	$ 87
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	4	74	1
Total realized gain (loss) on investments and capital gains distributions	(88)	(37)	14,367	(7)
Net unrealized appreciation (depreciation) of investments	2	(158)	(55,736)	(40)
Net increase (decrease) in net assets from operations	(70)	(191)	(41,295)	(46)
Changes from contract transactions:				
Total unit transactions	1,399	826	(7,582)	59
Net increase (decrease) in assets derived from principal transactions	1,399	826	(7,582)	59
Total increase (decrease) in net assets	1,329	635	(48,877)	13
Net assets at December 31, 2008	1,329	635	86,261	100
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(22)	(13)	(280)	1
Total realized gain (loss) on investments and capital gains distributions	(26)	(132)	(3,305)	(16)
Net unrealized appreciation (depreciation) of investments	873	507	26,031	40
Net increase (decrease) in net assets from operations	825	362	22,446	25
Changes from contract transactions:				
Total unit transactions	1,408	965	(1,035)	(7)
Net increase (decrease) in assets derived from principal transactions	1,408	965	(1,035)	(7)
Total increase (decrease) in net assets	2,233	1,327	21,411	18
Net assets at December 31, 2009	$ 3,562	$ 1,962	$ 107,672	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2008	$ -	$ 158,131	$ 480	$ 9,758
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	2,360	9	(108)
Total realized gain (loss) on investments and capital gains distributions	4	14,669	(74)	334
Net unrealized appreciation (depreciation) of investments	31	(85,517)	(155)	(5,295)
Net increase (decrease) in net assets from operations	51	(68,488)	(220)	(5,069)
Changes from contract transactions:				
Total unit transactions	1,508	(4,658)	(12)	3,959
Net increase (decrease) in assets derived from principal transactions	1,508	(4,658)	(12)	3,959
Total increase (decrease) in net assets	1,559	(73,146)	(232)	(1,110)
Net assets at December 31, 2008	1,559	84,985	248	8,648
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	43	666	3	(77)
Total realized gain (loss) on investments and capital gains distributions	68	(7,454)	(79)	(170)
Net unrealized appreciation (depreciation) of investments	26	27,379	130	3,814
Net increase (decrease) in net assets from operations	137	20,591	54	3,567
Changes from contract transactions:				
Total unit transactions	2,236	(477)	(19)	720
Net increase (decrease) in assets derived from principal transactions	2,236	(477)	(19)	720
Total increase (decrease) in net assets	2,373	20,114	35	4,287
Net assets at December 31, 2009	$ 3,932	$ 105,099	$ 283	$ 12,935

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 70	$ 11,915	$ 17	$ 367
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(90)	-	4
Total realized gain (loss) on investments and capital gains distributions	(20)	1,703	(1)	33
Net unrealized appreciation (depreciation) of investments	(47)	(6,117)	(19)	(88)
Net increase (decrease) in net assets from operations	(68)	(4,504)	(20)	(51)
Changes from contract transactions:				
Total unit transactions	106	956	50	(80)
Net increase (decrease) in assets derived from principal transactions	106	956	50	(80)
Total increase (decrease) in net assets	38	(3,548)	30	(131)
Net assets at December 31, 2008	108	8,367	47	236
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(75)	-	14
Total realized gain (loss) on investments and capital gains distributions	(8)	(520)	(8)	(4)
Net unrealized appreciation (depreciation) of investments	63	3,309	23	44
Net increase (decrease) in net assets from operations	54	2,714	15	54
Changes from contract transactions:				
Total unit transactions	114	817	(2)	(29)
Net increase (decrease) in assets derived from principal transactions	114	817	(2)	(29)
Total increase (decrease) in net assets	168	3,531	13	25
Net assets at December 31, 2009	$ 276	$ 11,898	$ 60	$ 261

The accompanying notes are an integral part of these financial statements.

163

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 490	$ 99	$ 150	$ 317
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	3	-	-
Total realized gain (loss) on investments and capital gains distributions	50	-	13	26
Net unrealized appreciation (depreciation) of investments	(243)	1	(68)	(156)
Net increase (decrease) in net assets from operations	(197)	4	(55)	(130)
Changes from contract transactions:				
Total unit transactions	(53)	(5)	(20)	(33)
Net increase (decrease) in assets derived from principal transactions	(53)	(5)	(20)	(33)
Total increase (decrease) in net assets	(250)	(1)	(75)	(163)
Net assets at December 31, 2008	240	98	75	154
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	3	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(11)	4	(4)	(25)
Net unrealized appreciation (depreciation) of investments	116	3	30	76
Net increase (decrease) in net assets from operations	102	10	25	51
Changes from contract transactions:				
Total unit transactions	(15)	(46)	(16)	(33)
Net increase (decrease) in assets derived from principal transactions	(15)	(46)	(16)	(33)
Total increase (decrease) in net assets	87	(36)	9	18
Net assets at December 31, 2009	$ 327	$ 62	$ 84	$ 172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Net assets at January 1, 2008	$ 326	$ 236	$ -	$ 1,257
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	(3)	2	7
Total realized gain (loss) on investments and capital gains distributions	(45)	(1)	(7)	(97)
Net unrealized appreciation (depreciation) of investments	(165)	(94)	54	(409)
Net increase (decrease) in net assets from operations	(205)	(98)	49	(499)
Changes from contract transactions:				
Total unit transactions	267	68	856	(19)
Net increase (decrease) in assets derived from principal transactions	267	68	856	(19)
Total increase (decrease) in net assets	62	(30)	905	(518)
Net assets at December 31, 2008	388	206	905	739
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(2)	(11)	(2)
Total realized gain (loss) on investments and capital gains distributions	(90)	(16)	3	(93)
Net unrealized appreciation (depreciation) of investments	304	79	441	306
Net increase (decrease) in net assets from operations	215	61	433	211
Changes from contract transactions:				
Total unit transactions	559	2	1,180	104
Net increase (decrease) in assets derived from principal transactions	559	2	1,180	104
Total increase (decrease) in net assets	774	63	1,613	315
Net assets at December 31, 2009	$ 1,162	$ 269	$ 2,518	$ 1,054

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Net assets at January 1, 2008	$ 1,648	$ 146,234	$ 737	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(11)	243	(4)	9
Total realized gain (loss) on investments and capital gains distributions	(57)	248	27	(8)
Net unrealized appreciation (depreciation) of investments	(465)	(54,679)	(270)	(215)
Net increase (decrease) in net assets from operations	(533)	(54,188)	(247)	(214)
Changes from contract transactions:				
Total unit transactions	(41)	(16,896)	(126)	1,055
Net increase (decrease) in assets derived from principal transactions	(41)	(16,896)	(126)	1,055
Total increase (decrease) in net assets	(574)	(71,084)	(373)	841
Net assets at December 31, 2008	1,074	75,150	364	841
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(11)	(351)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	(83)	(7,807)	(27)	(211)
Net unrealized appreciation (depreciation) of investments	395	25,992	151	564
Net increase (decrease) in net assets from operations	301	17,834	122	353
Changes from contract transactions:				
Total unit transactions	(45)	(4,784)	(189)	552
Net increase (decrease) in assets derived from principal transactions	(45)	(4,784)	(189)	552
Total increase (decrease) in net assets	256	13,050	(67)	905
Net assets at December 31, 2009	$ 1,330	$ 88,200	$ 297	$ 1,746

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Net assets at January 1, 2008	$ 1,985	$ 4,038	$ 41,461	$ 597
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(6)	50	648	(5)
Total realized gain (loss) on investments and capital gains distributions	8	104	3,107	10
Net unrealized appreciation (depreciation) of investments	(1,057)	(1,754)	(24,241)	(301)
Net increase (decrease) in net assets from operations	(1,055)	(1,600)	(20,486)	(296)
Changes from contract transactions:				
Total unit transactions	1,257	219	18,065	62
Net increase (decrease) in assets derived from principal transactions	1,257	219	18,065	62
Total increase (decrease) in net assets	202	(1,381)	(2,421)	(234)
Net assets at December 31, 2008	2,187	2,657	39,040	363
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(16)	27	316	(4)
Total realized gain (loss) on investments and capital gains distributions	(226)	(242)	(1,193)	(24)
Net unrealized appreciation (depreciation) of investments	1,046	1,206	16,050	196
Net increase (decrease) in net assets from operations	804	991	15,173	168
Changes from contract transactions:				
Total unit transactions	781	233	5,206	7
Net increase (decrease) in assets derived from principal transactions	781	233	5,206	7
Total increase (decrease) in net assets	1,585	1,224	20,379	175
Net assets at December 31, 2009	$ 3,772	$ 3,881	$ 59,419	$ 538

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2008	$ 230,998	$ 578	$ 115	$ 6,971
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	659	3	-	(34)
Total realized gain (loss) on investments and capital gains distributions	43,934	7	7	106
Net unrealized appreciation (depreciation) of investments	(155,001)	(203)	(50)	(2,871)
Net increase (decrease) in net assets from operations	(110,408)	(193)	(43)	(2,799)
Changes from contract transactions:				
Total unit transactions	(6,235)	(138)	(9)	483
Net increase (decrease) in assets derived from principal transactions	(6,235)	(138)	(9)	483
Total increase (decrease) in net assets	(116,643)	(331)	(52)	(2,316)
Net assets at December 31, 2008	114,355	247	63	4,655
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(707)	3	-	(15)
Total realized gain (loss) on investments and capital gains distributions	(6,072)	(37)	(2)	(423)
Net unrealized appreciation (depreciation) of investments	104,437	114	18	2,466
Net increase (decrease) in net assets from operations	97,658	80	16	2,028
Changes from contract transactions:				
Total unit transactions	29,944	(54)	(7)	1,384
Net increase (decrease) in assets derived from principal transactions	29,944	(54)	(7)	1,384
Total increase (decrease) in net assets	127,602	26	9	3,412
Net assets at December 31, 2009	$ 241,957	$ 273	$ 72	$ 8,067

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA		Oppenheimer Strategic Bond Fund/VA		Pax World Balanced Fund		PIMCO Real Return Portfolio - Administrative Class	
Net assets at January 1, 2008	$	31	$	125	$	59,458	$	34,027
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		5		477		1,577
Total realized gain (loss) on investments and capital gains distributions		(2)		1		118		(776)
Net unrealized appreciation (depreciation) of investments		(13)		(25)		(21,064)		(8,434)
Net increase (decrease) in net assets from operations		(15)		(19)		(20,469)		(7,633)
Changes from contract transactions:								
Total unit transactions		(3)		(1)		5,520		41,029
Net increase (decrease) in assets derived from principal transactions		(3)		(1)		5,520		41,029
Total increase (decrease) in net assets		(18)		(20)		(14,949)		33,396
Net assets at December 31, 2008		13		105		44,509		67,423
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		-		353		1,868
Total realized gain (loss) on investments and capital gains distributions		(2)		(1)		(1,140)		3,877
Net unrealized appreciation (depreciation) of investments		6		18		9,847		7,547
Net increase (decrease) in net assets from operations		4		17		9,060		13,292
Changes from contract transactions:								
Total unit transactions		(2)		(18)		617		32,015
Net increase (decrease) in assets derived from principal transactions		(2)		(18)		617		32,015
Total increase (decrease) in net assets		2		(1)		9,677		45,307
Net assets at December 31, 2009	$	15	$	104	$	54,186	$	112,730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2008	$ 3,394	$ 29,074	$ 1,189	$ 19,319
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	198	(123)	12	1,262
Total realized gain (loss) on investments and capital gains distributions	(23)	813	(232)	(464)
Net unrealized appreciation (depreciation) of investments	(1,613)	(18,300)	101	(7,575)
Net increase (decrease) in net assets from operations	(1,438)	(17,610)	(119)	(6,777)
Changes from contract transactions:				
Total unit transactions	601	271	(1,070)	(864)
Net increase (decrease) in assets derived from principal transactions	601	271	(1,070)	(864)
Total increase (decrease) in net assets	(837)	(17,339)	(1,189)	(7,641)
Net assets at December 31, 2008	2,557	11,735	-	11,678
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	230	49	-	1,066
Total realized gain (loss) on investments and capital gains distributions	(260)	(3,605)	-	(967)
Net unrealized appreciation (depreciation) of investments	1,719	13,762	-	6,964
Net increase (decrease) in net assets from operations	1,689	10,206	-	7,063
Changes from contract transactions:				
Total unit transactions	429	5,502	-	1,101
Net increase (decrease) in assets derived from principal transactions	429	5,502	-	1,101
Total increase (decrease) in net assets	2,118	15,708	-	8,164
Net assets at December 31, 2009	$ 4,675	$ 27,443	$ -	$ 19,842

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	RiverSource® Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-4
Net assets at January 1, 2008	$ 513	$ 393	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(8)	-	9
Total realized gain (loss) on investments and capital gains distributions	(92)	(8)	-	(18)
Net unrealized appreciation (depreciation) of investments	36	(1,105)	-	(251)
Net increase (decrease) in net assets from operations	(52)	(1,121)	-	(260)
Changes from contract transactions:				
Total unit transactions	(461)	3,204	-	1,724
Net increase (decrease) in assets derived from principal transactions	(461)	3,204	-	1,724
Total increase (decrease) in net assets	(513)	2,083	-	1,464
Net assets at December 31, 2008	-	2,476	-	1,464
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(13)	2	28
Total realized gain (loss) on investments and capital gains distributions	-	(309)	1	(235)
Net unrealized appreciation (depreciation) of investments	-	1,963	17	793
Net increase (decrease) in net assets from operations	-	1,641	20	586
Changes from contract transactions:				
Total unit transactions	-	3,184	213	1,172
Net increase (decrease) in assets derived from principal transactions	-	3,184	213	1,172
Total increase (decrease) in net assets	-	4,825	233	1,758
Net assets at December 31, 2009	$ -	$ 7,301	$ 233	$ 3,222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net assets at January 1, 2008	$ -	$ 991	$ 61	$ 1,410
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(3)	-	20
Total realized gain (loss) on investments and capital gains distributions	(77)	(8)	(1)	103
Net unrealized appreciation (depreciation) of investments	(150)	(367)	(27)	(749)
Net increase (decrease) in net assets from operations	(229)	(378)	(28)	(626)
Changes from contract transactions:				
Total unit transactions	663	86	11	(126)
Net increase (decrease) in assets derived from principal transactions	663	86	11	(126)
Total increase (decrease) in net assets	434	(292)	(17)	(752)
Net assets at December 31, 2008	434	699	44	658
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	1	1	8
Total realized gain (loss) on investments and capital gains distributions	(65)	(63)	-	(231)
Net unrealized appreciation (depreciation) of investments	603	372	24	584
Net increase (decrease) in net assets from operations	546	310	25	361
Changes from contract transactions:				
Total unit transactions	1,718	(10)	40	127
Net increase (decrease) in assets derived from principal transactions	1,718	(10)	40	127
Total increase (decrease) in net assets	2,264	300	65	488
Net assets at December 31, 2009	$ 2,698	$ 999	$ 109	$ 1,146

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Van Kampen Small Cap Value Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Net assets at January 1, 2008	$ 72,664	$ -	$ 114	$ 304
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7,305	-	2	6
Total realized gain (loss) on investments and capital gains distributions	440	-	5	(9)
Net unrealized appreciation (depreciation) of investments	(3,683)	-	(51)	(93)
Net increase (decrease) in net assets from operations	4,062	-	(44)	(96)
Changes from contract transactions:				
Total unit transactions	33,996	-	10	(43)
Net increase (decrease) in assets derived from principal transactions	33,996	-	10	(43)
Total increase (decrease) in net assets	38,058	-	(34)	(139)
Net assets at December 31, 2008	110,722	-	80	165
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,618	-	2	6
Total realized gain (loss) on investments and capital gains distributions	496	-	(14)	(12)
Net unrealized appreciation (depreciation) of investments	15,852	5	25	37
Net increase (decrease) in net assets from operations	20,966	5	13	31
Changes from contract transactions:				
Total unit transactions	23,922	67	(9)	29
Net increase (decrease) in assets derived from principal transactions	23,922	67	(9)	29
Total increase (decrease) in net assets	44,888	72	4	60
Net assets at December 31, 2009	$ 155,610	$ 72	$ 84	$ 225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Small Company Growth Portfolio		Wanger International		Wanger Select		Wanger USA	
Net assets at January 1, 2008	$	86	$	9,623	$	66,892	$	21,526
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(1)		6		(471)		(179)
Total realized gain (loss) on investments and capital gains distributions		7		(355)		1,376		1,971
Net unrealized appreciation (depreciation) of investments		(45)		(5,402)		(35,291)		(11,029)
Net increase (decrease) in net assets from operations		(39)		(5,751)		(34,386)		(9,237)
Changes from contract transactions:								
Total unit transactions		17		2,947		2,782		2,410
Net increase (decrease) in assets derived from principal transactions		17		2,947		2,782		2,410
Total increase (decrease) in net assets		(22)		(2,804)		(31,604)		(6,827)
Net assets at December 31, 2008		64		6,819		35,288		14,699
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		291		(407)		(166)
Total realized gain (loss) on investments and capital gains distributions		(4)		(2,027)		(1,337)		(583)
Net unrealized appreciation (depreciation) of investments		30		5,528		26,450		7,498
Net increase (decrease) in net assets from operations		26		3,792		24,706		6,749
Changes from contract transactions:								
Total unit transactions		3		3,823		8,688		2,743
Net increase (decrease) in assets derived from principal transactions		3		3,823		8,688		2,743
Total increase (decrease) in net assets		29		7,615		33,394		9,492
Net assets at December 31, 2009	$	93	$	14,434	$	68,682	$	24,191

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net assets at January 1, 2008	$ 5,204	$ 91,248	$ 47
Increase (decrease) in net assets from operations			
Operations:			
Net investment income (loss)	71	1,166	(1)
Total realized gain (loss) on investments and capital gains distributions	24	979	(8)
Net unrealized appreciation (depreciation) of investments	(1,954)	(33,169)	(23)
Net increase (decrease) in net assets from operations	(1,859)	(31,024)	(32)
Changes from contract transactions:			
Total unit transactions	566	720	31
Net increase (decrease) in assets derived from principal transactions	566	720	31
Total increase (decrease) in net assets	(1,293)	(30,304)	(1)
Net assets at December 31, 2008	3,911	60,944	46
Increase (decrease) in net assets from operations			
Operations:			
Net investment income (loss)	85	1,468	(1)
Total realized gain (loss) on investments and capital gains distributions	(409)	(2,180)	(1)
Net unrealized appreciation (depreciation) of investments	999	12,168	28
Net increase (decrease) in net assets from operations	675	11,456	26
Changes from contract transactions:			
Total unit transactions	(413)	2,599	16
Net increase (decrease) in assets derived from principal transactions	(413)	2,599	16
Total increase (decrease) in net assets	262	14,055	42
Net assets at December 31, 2009	$ 4,173	$ 74,999	$ 88

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2009, the Account had 248 investment divisions (the "Divisions"), 94 of which invest in independently managed mutual funds and 154 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2009 and related Trusts are as follows:

AIM Growth Series:
    AIM Mid Cap Core Equity Fund - Class A
    AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
    AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I Shares
    AIM V.I. Core Equity Fund - Series I Shares
The Alger Fund II:
    Alger Green Fund - Class A**
AllianceBernstein Growth and Income Fund, Inc.:
    AllianceBernstein Growth and Income Fund, Inc. -
        Class A

AllianceBernstein Variable Products Series Fund, Inc.:
    AllianceBernstein Growth and Income Portfolio -
        Class A
Allianz Funds:
    Allianz NFJ Dividend Value Fund - Class A**
    Allianz NFJ Large-Cap Value Fund - Institutional
        Class*
    Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
    Amana Growth Fund*
    Amana Income Fund*
American Balanced Fund®, Inc.:
    American Balanced Fund® - Class R-3

American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund -
    Investor Class**
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares*
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund -
    Investor A Shares**
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4*
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
  Capital World Growth & Income Fund℠, Inc. -
    Class R-3**
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z*
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A*
  Columbia Mid Cap Value Fund - Class Z*
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares**
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R**
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial
    Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
  Fundamental Investors℠, Inc. - Class R-3*
  Fundamental Investors℠, Inc. - Class R-4*

The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING BlackRock Large Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Service 2 Class
  ING Clarion Global Real Estate Portfolio -
    Institutional Class*
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service
    Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service
    Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class*
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio -
    Adviser Class
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class

ING Investors Trust (continued):
ING Pioneer Equity Income Portfolio - Institutional Class
ING Pioneer Equity Income Portfolio - Service Class**
ING Pioneer Fund Portfolio - Institutional Class
ING Pioneer Fund Portfolio - Service Class
ING Pioneer Mid Cap Value Portfolio - Institutional Class
ING Pioneer Mid Cap Value Portfolio - Service Class
ING Stock Index Portfolio - Institutional Class
ING T. Rowe Price Capital Appreciation Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Adviser Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING Templeton Global Growth Portfolio - Institutional Class
ING Templeton Global Growth Portfolio - Service Class
ING Van Kampen Growth and Income Portfolio - Service Class
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
ING Money Market Portfolio - Class I
ING Mutual Funds:
ING Global Real Estate Fund - Class A**
ING International Capital Appreciation Fund - Class I**
ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
ING American Century Small-Mid Cap Value Portfolio - Adviser Class
ING American Century Small-Mid Cap Value Portfolio - Service Class
ING Baron Asset Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Adviser Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Columbia Small Cap Value Portfolio - Adviser Class**
ING Columbia Small Cap Value Portfolio - Service Class
ING Davis New York Venture Portfolio - Service Class
ING Fidelity® VIP Mid Cap Portfolio - Service Class
ING Index Solution 2015 Portfolio - Adviser Class*
ING Index Solution 2025 Portfolio - Adviser Class*
ING Index Solution 2035 Portfolio - Adviser Class*
ING Index Solution 2045 Portfolio - Adviser Class*
ING Index Solution Income Portfolio - Adviser Class*
ING JPMorgan Mid Cap Value Portfolio - Adviser Class

ING Partners, Inc. (continued):
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
ING Oppenheimer Global Portfolio - Adviser Class
ING Oppenheimer Global Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Service Class
ING Oppenheimer Strategic Income Portfolio - Adviser Class
ING Oppenheimer Strategic Income Portfolio - Initial Class
ING Oppenheimer Strategic Income Portfolio - Service Class
ING PIMCO Total Return Portfolio - Adviser Class
ING PIMCO Total Return Portfolio - Service Class
ING Pioneer High Yield Portfolio - Initial Class
ING Pioneer High Yield Portfolio - Service Class
ING Solution 2015 Portfolio - Adviser Class
ING Solution 2015 Portfolio - Service Class
ING Solution 2025 Portfolio - Adviser Class
ING Solution 2025 Portfolio - Service Class
ING Solution 2035 Portfolio - Adviser Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Adviser Class
ING Solution 2045 Portfolio - Service Class
ING Solution Growth and Income Portfolio - Service Class*
ING Solution Growth Portfolio - Service Class*
ING Solution Income Portfolio - Adviser Class
ING Solution Income Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Adviser Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING T. Rowe Price Growth Equity Portfolio - Service Class
ING Templeton Foreign Equity Portfolio - Adviser Class*
ING Templeton Foreign Equity Portfolio - Initial Class*
ING Templeton Foreign Equity Portfolio - Service Class
ING Thornburg Value Portfolio - Adviser Class
ING Thornburg Value Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Adviser Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Series Fund, Inc.:
  ING Growth and Income Fund - Class A**
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I*
  ING International Index Portfolio - Class S**
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I**
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Large Cap Index Portfolio - Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class I**
  ING Russell™ Large Cap Value Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Index Portfolio - Class I*
  ING Russell™ Small Cap Index Portfolio - Class I*
  ING Small Company Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I*
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class*
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley U.S. Small Cap Value Portfolio -
    Class I*
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® -
    Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund -
    Class R-3**
  RiverSource® Diversified Equity Income Fund -
    Class R-4*
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4*
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

Van Kampen Equity Trust:
  Van Kampen Small Cap Value Fund - Class A**
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-3
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A

*   Division added in 2008
**   Division added in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Franklin Mutual Series Fund Inc.:	Franklin Mutual Series Fund Inc.:
Mutual Global Discovery Fund - Class R	Mutual Discovery Fund - Class R
ING Balanced Portfolio, Inc.:	ING VP Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	ING VP Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
ING Intermediate Bond Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Institutional Class
ING Clarion Real Estate Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Institutional Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class
ING Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Institutional Class
ING Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
ING Money Market Portfolio:	ING VP Money Market Portfolio:
ING Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class I
ING Partners, Inc.:	
ING Columbia Small Cap Value Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class

Current Name	Former Name
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Conservative Portfolio - Class I
ING Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
ING Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class A	ING VP Growth and Income Portfolio - Class A
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Growth and Income Portfolio - Class S	ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING BlackRock Global Science and Technology Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
ING Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
ING Index Plus MidCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S
ING Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
ING Index Plus SmallCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
ING Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class I
ING Small Company Portfolio - Class S	ING VP Small Company Portfolio - Class S
ING U.S. Bond Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
ING Variable Products Trust:	ING Variable Products Trust:
ING International Value Portfolio - Class I	ING VP International Value Portfolio - Class I
ING International Value Portfolio - Class S	ING VP International Value Portfolio - Class S
ING MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Premier VIT:	Premier VIT:
Premier VIT OpCap Mid Cap Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio

During 2009, the following Divisions were closed to contractowners:

ING Equity Trust:
  ING Financial Services Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING Growth and Income Portfolio II - Service Class
  ING Index Plus International Equity Portfolio - Institutional Class
  ING Index Plus International Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Capital Growth Portfolio - Service Class
ING Mutual Funds:
  ING International Growth Opportunities Fund - Class Q
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
ING Variable Portfolios, Inc.:
  ING Opportunistic Large Cap Growth Portfolio - Class I

The following Divisions were available to contractowners during 2009 but had no net assets as of December 31, 2009:

ING Investors Trust:
  ING Pioneer Mid Cap Value Portfolio - Adviser Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2009, but had no activity as of December 31, 2009:

AIM Equity Funds:
  AIM Charter Fund - Class A
  AIM Constellation Fund - Class A
AIM Investment Securities Funds:
  AIM Income Fund - Class A
AIM Stock Funds:
  AIM Dynamics Fund - Investor Class
The Alger Funds:
  Alger SmallCap Growth Fund - Class A
Allianz Funds:
  Allianz NFJ Small-Cap Value Fund - Institutional
    Class
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-4
American Century Mutual Funds:
  American Century Ultra® Fund - A Class
Artisan Funds, Inc.:
  Artisan International Value Fund - Investor Shares

BlackRock Large Cap Series Funds, Inc.:
  BlackRock Large Cap Value Fund - Investor A
Calvert World Values Fund, Inc.:
  Calvert Capital Accumulation Fund - Class A
Capital World Growth and Income Fund^{SM}, Inc:
  Capital World Growth and Income Fund^{SM} - Class R-4
  Capital World Growth and Income Fund^{SM} - Class R-5
Columbia Acorn Trust:
  Columbia^{SM} Acorn USA® - Class A
Davis New York Venture Fund, Inc.:
  Davis New York Venture Fund - Class R
DFA Investment Dimensions Group, Inc.:
  DFA International Small Company Portfolio -
    Institutional Class
Dodge & Cox Funds:
  Dodge & Cox International Stock Fund

Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund -
    Class T
  Fidelity® Advisor Leveraged Company Stock Fund -
    Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service
    Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service
    Class 2
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
  Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
  Goldman Sachs Capital Growth Fund - Class A
  Goldman Sachs International Equity Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-5
ING Equity Trust:
  ING Growth Opportunities Fund - Class A
  ING SmallCap Opportunities Fund - Class A
ING Funds Trust:
  ING Intermediate Bond Fund - Class I
ING Investors Trust:
  ING Artio Foreign Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Adviser
    Class
  ING Marsico Growth Portfolio - Adviser Class
ING Mayflower Trust:
  ING International Value Fund - Class A
ING Mutual Funds:
  ING Global Real Estate Fund - Class I
  ING Global Value Choice Fund - Class A
ING Partners, Inc.:
  ING Davis New York Venture Portfolio - Adviser
    Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Initial Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution Income Portfolio - Initial Class
  ING Index Solution Income Portfolio - Service Class
  ING Thornburg Value Portfolio - Service Class

ING Series Fund, Inc.:
  ING Balanced Fund - Class A
  ING Index Plus LargeCap Fund - Class A
  ING Index Plus MidCap Fund - Class A
  ING Index Plus MidCap Fund - Class R
  ING Index Plus SmallCap Fund - Class A
  ING Money Market Fund - Class A
  ING Small Company Fund - Class A
  ING Strategic Allocation Conservative Fund -
    Class A
  ING Strategic Allocation Growth Fund - Class A
  ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Overseas Portfolio - Institutional
    Shares
Janus Investment Fund:
  Janus Contrarian Fund - Class J Shares
Keeley Small Cap Value Fund, Inc.:
  Keeley Small Cap Value Fund - Class A
The Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open
    Shares
  Lazard International Equity Portfolio - Open Shares
  Lazard U.S. Small-Mid Cap Equity Portfolio - Open
    Shares
Legg Mason Special Investment Trust, Inc.:
  Legg Mason Special Investment Trust, Inc. - Class C
Loomis Sayles Fund II:
  Loomis Sayles Investment Grade Bond Fund -
    Class Y
MFS® Series Trust II:
  MFS® Growth Fund - Class A
MFS® Series Trust V:
  MFS® Research Fund - Class A
  MFS® Total Return Fund - Class A
  MFS® Total Return Fund - Class I
MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Trust:
  Morgan Stanley Institutional Fund Trust Mid Cap
    Growth Portfolio - Class P
  Morgan Stanley Institutional Fund Trust U.S. Small
    Cap Value Portfolio - Class P
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A

Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
    Class A
  Oppenheimer International Small Company Fund -
    Class Y
Parnassus Income Funds:
  Parnassus Investments Equity Income Fund - Investor
    Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
RiverSource® Investment Series, Inc.:
  RiverSource® Diversified Equity Income Fund -
    Class R5
  RiverSource® Mid Cap Value Fund - Class R5

T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal™ Shares
  Vanguard® Extended Market Index Fund - Signal™
    Shares
  Vanguard® Mid-Cap Index Fund - Signal™ Shares
  Vanguard® Small-Cap Index Fund - Signal™ Shares
  Vanguard® Total Bond Market Index Fund -
    Signal™ Shares
  Vanguard® Total Stock Market Index Fund -
    Signal™ Shares
Vanguard® Institutional Index Fund:
  Vanguard® Institutional Index Fund - Institutional
    Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Mid Cap Disciplined Fund -
    Administrator Class

Effective October 7, 2008, ING Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING Money Market Portfolio remained the same.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out

basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3. Recently Adopted Accounting Standards

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

6.   Related Party Transactions

During the year ended December 31, 2009, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Balanced Portfolio, Inc., ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 0.99% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Core Equity Fund - Class A	$ 1,956	$ 150	$ 115	$ 58
AIM Small Cap Growth Fund - Class A	3	-	14	8
AIM Investment Funds:				
AIM Global Health Care Fund - Investor Class	44	35	45	19
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	1,297	2,044	1,530	3,480
AIM V.I. Core Equity Fund - Series I Shares	3,081	4,023	5,020	6,612
The Alger Fund II:				
Alger Green Fund - Class A	1,099	120	-	-
AllianceBernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund, Inc. - Class A	47	28	127	18
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein Growth and Income Portfolio - Class A	139	139	183	106
Allianz Funds:				
Allianz NFJ Dividend Value Fund - Class A	124	3	-	-
Allianz NFJ Large-Cap Value Fund - Institutional Class	778	344	1,183	373
Allianz NFJ Small-Cap Value Fund - Class A	169	41	159	114
Amana Mutual Funds Trust:				
Amana Growth Fund	5,191	111	36	-
Amana Income Fund	9,758	249	46	-
American Balanced Fund®, Inc.:				
American Balanced Fund® - Class R-3	1,252	383	1,324	1,956
American Century Government Income Trust:				
American Century Inflation-Adjusted Bond Fund - Investor Class	9,501	523	-	-
American Century Quantitative Equity Funds, Inc.:				
American Century Income & Growth Fund - A Class	693	362	1,028	864
Ariel Investment Trust:				
Ariel Appreciation Fund	143	198	178	60
Ariel Fund	313	148	353	121
Artisan Funds, Inc.:				
Artisan International Fund - Investor Shares	1,554	367	985	572
BlackRock Mid Cap Value Opportunities Series, Inc.:				
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	277	33	-	-
The Bond Fund of America℠, Inc.:				
The Bond Fund of America℠, Inc. - Class R-4	4,973	1,293	2,871	771
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	2,761	4,030	3,688	8,210
Capital World Growth & Income Fund℠, Inc.:				
Capital World Growth & Income Fund℠, Inc. - Class R-3	14	-	-	-
Columbia Acorn Trust:				
Columbia℠ Acorn Fund® - Class Z	1,394	316	1,288	136

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Columbia Funds Series Trust:				
Columbia Mid Cap Value Fund - Class A	$ 938	$ 199	$ 1,696	$ 41
Columbia Mid Cap Value Fund - Class Z	890	414	876	96
CRM Mutual Fund Trust:				
CRM Mid Cap Value Fund - Investor Shares	66	-	-	-
DWS Institutional Funds:				
DWS Equity 500 Index Fund - Class S	57	25	61	19
Eaton Vance Special Investment Trust:				
Eaton Vance Large-Cap Value Fund - Class R	13	-	-	-
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	2,475	1,051	3,250	666
EuroPacific Growth Fund® - Class R-4	36,287	6,354	63,122	9,451
Evergreen Equity Trust:				
Evergreen Special Values Fund - Class A	6,770	5,072	8,381	11,051
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	14,983	19,963	17,331	54,245
Fidelity® VIP Growth Portfolio - Initial Class	4,888	14,995	7,959	29,689
Fidelity® VIP High Income Portfolio - Initial Class	3,807	1,703	1,529	1,790
Fidelity® VIP Overseas Portfolio - Initial Class	3,314	4,004	12,038	11,131
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	53,592	47,901	83,323	86,879
Fidelity® VIP Index 500 Portfolio - Initial Class	9,154	5,369	8,380	11,595
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Mid Cap Portfolio - Initial Class	3,336	879	4,930	711
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	1,970	1,408	6,406	2,242
Franklin Mutual Series Fund Inc.:				
Mutual Global Discovery Fund - Class R	1,065	314	1,015	541
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	132	126	167	256
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	14,896	6,520	21,785	11,910
Fundamental Investors℠, Inc.:				
Fundamental Investors℠, Inc. - Class R-3	462	22	13	-
Fundamental Investors℠, Inc. - Class R-4	9,754	529	9,789	179
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	3,278	1,307	3,608	749
The Growth Fund of America® - Class R-4	36,478	6,825	51,599	9,231
The Income Fund of America®, Inc.:				
The Income Fund of America® - Class R-3	477	520	787	255
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	29,437	45,467	61,094	83,578
ING Equity Trust:				
ING Financial Services Fund - Class A	5	84	44	15
ING Real Estate Fund - Class A	392	468	559	354

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Funds Trust:				
ING GNMA Income Fund - Class A	$ 2,513	$ 542	$ 1,665	$ 316
ING Intermediate Bond Fund - Class A	957	836	1,496	473
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	46,741	32,627	53,907	58,206
ING Intermediate Bond Portfolio - Class S	167	48	199	195
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	357	2,908	2,079	1,463
ING Artio Foreign Portfolio - Service Class	4,504	6,638	13,668	7,771
ING BlackRock Large Cap Growth Portfolio - Institutional Class	3,531	6,118	12,968	12,086
ING BlackRock Large Cap Growth Portfolio - Service Class	84	41	91	-
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	109	52	65	54
ING Clarion Global Real Estate Portfolio - Institutional Class	7,385	4,547	55,853	3,461
ING Clarion Real Estate Portfolio - Institutional Class	1,904	1,444	579	141
ING Clarion Real Estate Portfolio - Service Class	6,238	2,811	14,906	3,853
ING Evergreen Health Sciences Portfolio - Service Class	2,308	1,384	4,792	1,090
ING Evergreen Omega Portfolio - Service Class	443	201	51	15
ING FMR^SM Diversified Mid Cap Portfolio - Service Class	10,690	913	14,704	929
ING Global Resources Portfolio - Institutional Class	-	5	7	1
ING Global Resources Portfolio - Service Class	16,997	11,089	62,056	21,226
ING Growth and Income Portfolio II - Service Class	483	2,176	2,060	2,385
ING Index Plus International Equity Portfolio - Institutional Class	1,896	14,635	9,708	5,196
ING Index Plus International Equity Portfolio - Service Class	469	3,783	2,191	1,919
ING Janus Contrarian Portfolio - Service Class	4,511	2,053	9,329	546
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	176	91	353	271
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	8,778	3,854	8,100	9,806
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,630	3,619	10,292	13,457
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	1,258	488	1,471	730
ING JPMorgan Value Opportunities Portfolio - Institutional Class	169	194	31	45
ING JPMorgan Value Opportunities Portfolio - Service Class	844	2,064	851	703
ING Lord Abbett Affiliated Portfolio - Institutional Class	3,665	9,271	21,601	16,868
ING Lord Abbett Affiliated Portfolio - Service Class	105	45	418	51
ING Marsico Growth Portfolio - Institutional Class	1,736	1,146	9,787	1,675
ING Marsico Growth Portfolio - Service Class	98	137	1,626	5,168
ING Marsico International Opportunities Portfolio - Adviser Class	97	11	166	77
ING Marsico International Opportunities Portfolio - Service Class	1,571	1,608	5,157	3,756
ING MFS Total Return Portfolio - Adviser Class	434	153	346	175
ING MFS Total Return Portfolio - Institutional Class	4,071	4,809	12,205	15,394
ING MFS Total Return Portfolio - Service Class	3,531	3,619	6,317	6,069
ING MFS Utilities Portfolio - Service Class	5,449	2,782	14,547	6,817
ING Oppenheimer Main Street Portfolio® - Service Class	704	2,176	2,111	1,886
ING PIMCO High Yield Portfolio - Institutional Class	3,106	787	525	479
ING PIMCO High Yield Portfolio - Service Class	7,653	2,034	4,100	3,544
ING Pioneer Equity Income Portfolio - Institutional Class	11,788	13,441	21,573	15,558
ING Pioneer Equity Income Portfolio - Service Class	3	-	-	-

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31			
	2009		2008	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Pioneer Fund Portfolio - Institutional Class	$ 2,580	$ 1,932	$ 3,838	$ 1,752
ING Pioneer Fund Portfolio - Service Class	180	12	68	15
ING Pioneer Mid Cap Value Portfolio - Adviser Class	-	2	8	5
ING Pioneer Mid Cap Value Portfolio - Institutional Class	8,237	5,869	16,615	9,295
ING Pioneer Mid Cap Value Portfolio - Service Class	108	31	273	11
ING Stock Index Portfolio - Institutional Class	944	123	746	468
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	53,973	8,612	76,797	6,029
ING T. Rowe Price Equity Income Portfolio - Adviser Class	319	98	744	356
ING T. Rowe Price Equity Income Portfolio - Service Class	20,324	3,903	29,676	6,860
ING Templeton Global Growth Portfolio - Institutional Class	165	421	238	113
ING Templeton Global Growth Portfolio - Service Class	1,140	494	1,075	385
ING Van Kampen Capital Growth Portfolio - Institutional Class	3,292	3,884	739	186
ING Van Kampen Capital Growth Portfolio - Service Class	129	313	322	114
ING Van Kampen Growth and Income Portfolio - Service Class	3,956	2,134	7,260	3,708
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	737	527	1,118	656
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	46,792	184,310	198,085	164,200
ING Mutual Funds:				
ING Global Real Estate Fund - Class A	25	-	-	-
ING International Capital Appreciation Fund - Class I	3	-	-	-
ING International Growth Opportunities Fund - Class Q	3	12	4	-
ING International SmallCap Multi-Manager Fund - Class A	283	459	597	269
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Adviser Class	24	101	68	-
ING American Century Large Company Value Portfolio - Service Class	286	3,066	3,172	1,055
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	18	14	96	64
ING American Century Small-Mid Cap Value Portfolio - Service Class	7,999	2,561	7,460	2,970
ING Baron Asset Portfolio - Service Class	750	625	1,012	620
ING Baron Small Cap Growth Portfolio - Adviser Class	601	60	278	172
ING Baron Small Cap Growth Portfolio - Service Class	13,190	4,239	15,624	9,389
ING Columbia Small Cap Value Portfolio - Adviser Class	18	-	-	-
ING Columbia Small Cap Value Portfolio - Service Class	505	281	706	129
ING Davis New York Venture Portfolio - Service Class	2,653	1,371	3,980	1,471
ING Fidelity® VIP Mid Cap Portfolio - Service Class	3,095	1,294	7,228	366
ING Index Solution 2015 Portfolio - Adviser Class	221	106	37	-
ING Index Solution 2025 Portfolio - Adviser Class	507	1	80	-
ING Index Solution 2035 Portfolio - Adviser Class	242	2	50	-
ING Index Solution 2045 Portfolio - Adviser Class	118	-	6	-
ING Index Solution Income Portfolio - Adviser Class	79	29	1	-
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	40	43	222	206
ING JPMorgan Mid Cap Value Portfolio - Service Class	3,261	2,730	5,508	5,303

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	$ 71	$ 51	$ 24	$ 23
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	2,295	9,351	1,877	20,540
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	33	40	105	6
ING Neuberger Berman Partners Portfolio - Service Class	1,355	3,505	2,501	802
ING Oppenheimer Global Portfolio - Adviser Class	191	145	219	135
ING Oppenheimer Global Portfolio - Initial Class	28,987	41,623	71,401	115,339
ING Oppenheimer Global Portfolio - Service Class	118	13	168	137
ING Oppenheimer Strategic Income Portfolio - Adviser Class	148	200	323	260
ING Oppenheimer Strategic Income Portfolio - Initial Class	18,280	12,530	27,530	15,665
ING Oppenheimer Strategic Income Portfolio - Service Class	393	92	317	3,908
ING PIMCO Total Return Portfolio - Adviser Class	592	291	878	491
ING PIMCO Total Return Portfolio - Service Class	78,253	14,633	49,759	20,018
ING Pioneer High Yield Portfolio - Initial Class	8,590	2,273	2,788	1,810
ING Pioneer High Yield Portfolio - Service Class	50	5	36	8
ING Solution 2015 Portfolio - Adviser Class	3,484	1,582	6,088	1,242
ING Solution 2015 Portfolio - Service Class	12,831	2,590	13,824	5,036
ING Solution 2025 Portfolio - Adviser Class	4,269	1,407	7,199	1,100
ING Solution 2025 Portfolio - Service Class	18,954	2,684	21,652	4,941
ING Solution 2035 Portfolio - Adviser Class	4,059	919	6,053	570
ING Solution 2035 Portfolio - Service Class	16,109	942	17,035	2,269
ING Solution 2045 Portfolio - Adviser Class	3,224	651	3,343	645
ING Solution 2045 Portfolio - Service Class	12,290	612	11,939	1,802
ING Solution Growth and Income Portfolio - Service Class	1,104	383	908	250
ING Solution Growth Portfolio - Service Class	589	122	443	210
ING Solution Income Portfolio - Adviser Class	1,281	1,588	3,604	986
ING Solution Income Portfolio - Service Class	3,049	1,445	4,348	3,037
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	58	57	193	104
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	9,357	16,669	57,324	37,143
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	135	173	152	113
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	116	103	705	490
ING T. Rowe Price Growth Equity Portfolio - Initial Class	10,974	11,145	23,639	29,782
ING T. Rowe Price Growth Equity Portfolio - Service Class	270	150	688	129
ING Templeton Foreign Equity Portfolio - Adviser Class	33	14	273	38
ING Templeton Foreign Equity Portfolio - Initial Class	5,039	9,310	140,891	13,745
ING Templeton Foreign Equity Portfolio - Service Class	25	23	2,081	7,239
ING Thornburg Value Portfolio - Adviser Class	36	29	67	81
ING Thornburg Value Portfolio - Initial Class	8,914	6,743	3,720	12,256
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	28	10	54	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	3,241	8,840	4,316	18,834
ING UBS U.S. Large Cap Equity Portfolio - Service Class	3	-	3	-

195

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Van Kampen Comstock Portfolio - Adviser Class	$ 49	$ 22	$ 217	$ 230
ING Van Kampen Comstock Portfolio - Service Class	4,594	6,774	9,513	17,225
ING Van Kampen Equity and Income Portfolio - Adviser Class	121	15	352	92
ING Van Kampen Equity and Income Portfolio - Initial Class	9,358	26,427	36,380	45,544
ING Van Kampen Equity and Income Portfolio - Service Class	46	74	85	50
ING Series Fund, Inc.:				
ING Growth and Income Fund - Class A	128	27	-	-
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	6,113	4,828	8,346	7,613
ING Strategic Allocation Growth Portfolio - Class I	12,607	5,232	16,895	12,408
ING Strategic Allocation Moderate Portfolio - Class I	11,759	6,010	15,058	11,023
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	58	97	747	340
ING Growth and Income Portfolio - Class I	18,945	104,037	24,117	227,614
ING Growth and Income Portfolio - Class S	522	83	412	35
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 3	384	17,614	1,514	4,867
ING GET U.S. Core Portfolio - Series 5	16	68	100	133
ING GET U.S. Core Portfolio - Series 6	44	287	447	512
ING GET U.S. Core Portfolio - Series 7	40	331	478	358
ING GET U.S. Core Portfolio - Series 8	13	429	176	134
ING GET U.S. Core Portfolio - Series 9	3	3	36	14
ING GET U.S. Core Portfolio - Series 10	2	1	15	3
ING GET U.S. Core Portfolio - Series 11	1	1	7	15
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	8,536	3,390	6,451	9,988
ING Index Plus LargeCap Portfolio - Class I	15,574	25,583	38,938	66,777
ING Index Plus LargeCap Portfolio - Class S	11	21	312	136
ING Index Plus MidCap Portfolio - Class I	15,518	16,645	54,014	46,260
ING Index Plus MidCap Portfolio - Class S	153	35	241	127
ING Index Plus SmallCap Portfolio - Class I	8,025	9,573	15,010	25,686
ING Index Plus SmallCap Portfolio - Class S	56	17	31	41
ING International Index Portfolio - Class I	18,581	1,131	436	158
ING International Index Portfolio - Class S	17	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	1,178	36,540	2,644	8,345
ING Opportunistic Large Cap Portfolio - Class I	37,556	7,752	13,379	13,020
ING Russell™ Large Cap Growth Index Portfolio - Class I	3,553	1,230	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class S	328	27	-	-
ING Russell™ Large Cap Index Portfolio - Class I	7,144	1,861	2,937	158
ING Russell™ Large Cap Value Index Portfolio - Class I	90	21	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	2,161	498	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	2,829	128	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	1,804	417	1,810	396
ING Russell™ Small Cap Index Portfolio - Class I	1,295	344	1,010	181
ING Small Company Portfolio - Class I	6,351	7,667	26,182	18,555

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Notes to Financial Statements

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc. (continued):				
ING Small Company Portfolio - Class S	$ 17	$ 24	$ 127	$ 53
ING U.S. Bond Index Portfolio - Class I	3,370	1,062	2,310	783
ING Variable Products Trust:				
ING International Value Portfolio - Class I	11,002	10,812	37,177	19,325
ING International Value Portfolio - Class S	54	71	331	258
ING MidCap Opportunities Portfolio - Class I	1,887	1,245	5,673	1,822
ING MidCap Opportunities Portfolio - Class S	130	17	198	94
ING SmallCap Opportunities Portfolio - Class I	2,131	1,389	4,958	2,360
ING SmallCap Opportunities Portfolio - Class S	11	13	117	55
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	40	55	67	123
Janus Aspen Series Enterprise Portfolio - Institutional Shares	21	39	118	152
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	12	55	17	19
Janus Aspen Series Janus Portfolio - Institutional Shares	5	23	61	81
Janus Aspen Series Worldwide Portfolio - Institutional Shares	14	47	194	227
The Lazard Funds, Inc.:				
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	663	103	351	79
LKCM Funds:				
LKCM Aquinas Growth Fund	68	68	75	9
Loomis Sayles Funds I:				
Loomis Sayles Small Cap Value Fund - Retail Class	1,362	193	878	20
Lord Abbett Mid Cap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	185	83	292	249
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	147	202	300	352
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	4,309	9,443	9,774	21,917
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	73	264	163	293
Morgan Stanley Institutional Fund Trust:				
Morgan Stanley U.S. Small Cap Value Portfolio - Class I	1,127	574	1,439	340
Neuberger Berman Equity Funds®:				
Neuberger Berman Socially Responsive Fund® - Trust Class	1,198	433	1,656	372
New Perspective Fund®, Inc.:				
New Perspective Fund®, Inc. - Class R-3	650	390	1,158	687
New Perspective Fund®, Inc. - Class R-4	8,848	3,325	25,476	3,823
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	138	135	169	113
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	38,842	9,605	59,067	27,303
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	31	77	107	209
Oppenheimer Main Street Fund®/VA	1	8	8	10
Oppenheimer Main Street Small Cap Fund®/VA	2,117	748	1,591	813
Oppenheimer MidCap Fund/VA	-	3	-	3
Oppenheimer Strategic Bond Fund/VA	3	22	11	6

	Year ended December 31			
	2009		**2008**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Pax World Funds Series Trust I:				
Pax World Balanced Fund	$ 5,679	$ 4,710	$ 12,104	$ 5,484
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	44,680	6,642	53,532	10,821
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	1,194	535	1,074	238
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	9,342	3,791	14,277	10,479
Pioneer Equity Income VCT Portfolio - Class I	44	44	320	1,310
Pioneer High Yield VCT Portfolio - Class I	4,453	2,287	4,106	3,519
Pioneer Mid Cap Value VCT Portfolio - Class I	51	51	166	582
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	3,780	610	3,765	413
RiverSource® Investment Series, Inc.:				
RiverSource® Diversified Equity Income Fund - Class R-3	222	7	-	-
RiverSource® Diversified Equity Income Fund - Class R-4	1,720	519	1,830	97
SmallCap World Fund, Inc.:				
SMALLCAP World Fund® - Class R-4	2,111	386	765	104
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	168	176	177	84
T. Rowe Price Value Fund, Inc.:				
T. Rowe Price Value Fund - Advisor Class	42	1	14	3
Templeton Funds, Inc.:				
Templeton Foreign Fund - Class A	286	151	420	331
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	34,297	5,757	50,189	8,888
Van Kampen Equity Trust:				
Van Kampen Small Cap Value Fund - Class A	70	2	-	-
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	11	17	25	7
Equity Income Portfolio	55	19	94	108
Small Company Growth Portfolio	9	6	26	1
Wanger Advisors Trust:				
Wanger International	6,318	2,204	7,705	3,515
Wanger Select	11,134	2,853	11,319	7,280
Wanger USA	3,806	1,230	6,380	1,897
Washington Mutual Investors Fund℠, Inc.:				
Washington Mutual Investors Fund℠, Inc. - Class R-3	661	989	1,406	682
Washington Mutual Investors Fund℠, Inc. - Class R-4	9,128	5,061	12,794	9,546
Wells Fargo Funds Trust:				
Wells Fargo Advantage Small Cap Value Fund - Class A	18	3	38	7

8.   **Changes in Units**

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Growth Series:						
AIM Mid Cap Core Equity Fund - Class A	189,583	32,854	156,729	12,951	9,343	3,608
AIM Small Cap Growth Fund - Class A	356	1	355	1,137	1,179	(42)
AIM Investment Funds:						
AIM Global Health Care Fund - Investor Class	1,737	1,400	337	3,002	2,200	802
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	601,116	691,603	(90,487)	760,617	941,265	(180,648)
AIM V.I. Core Equity Fund - Series I Shares	898,241	1,058,442	(160,201)	1,270,407	1,486,860	(216,453)
The Alger Fund II:						
Alger Green Fund - Class A	128,151	37,583	90,568	-	-	-
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	23,403	21,093	2,310	24,695	15,092	9,603
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	18,493	19,345	(852)	9,648	10,558	(910)
Allianz Funds:						
Allianz NFJ Dividend Value Fund - Class A	21,562	10,573	10,989	-	-	-
Allianz NFJ Large-Cap Value Fund - Institutional Class	125,348	54,442	70,906	148,552	54,015	94,537
Allianz NFJ Small-Cap Value Fund - Class A	22,926	12,334	10,592	10,657	10,196	461
Amana Mutual Funds Trust:						
Amana Growth Fund	598,954	58,076	540,878	4,930	1	4,929
Amana Income Fund	1,053,817	83,411	970,406	5,711	(2)	5,713
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	259,494	174,659	84,835	200,602	267,883	(67,281)
American Century Government Income Trust:						
American Century Inflation-Adjusted Bond Fund - Investor Class	970,926	124,494	846,432	-	-	-
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	176,895	138,224	38,671	216,423	203,459	12,964

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Ariel Investment Trust:						
Ariel Appreciation Fund	29,135	30,605	(1,470)	45,372	37,472	7,900
Ariel Fund	84,795	61,462	23,333	65,680	32,658	33,022
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	262,712	87,125	175,587	278,603	221,622	56,981
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	24,067	3,401	20,666	-	-	-
The Bond Fund of America^{SM}, Inc.:						
The Bond Fund of America^{SM}, Inc. - Class R-4	657,902	275,615	382,287	339,680	118,152	221,528
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	339,058	436,345	(97,287)	511,652	762,918	(251,266)
Capital World Growth & Income Fund^{SM}, Inc.:						
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	1,129	1	1,128	-	-	-
Columbia Acorn Trust:						
Columbia^{SM} Acorn Fund® - Class Z	190,973	42,502	148,471	147,291	20,951	126,340
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	191,968	79,695	112,273	269,870	11,555	258,315
Columbia Mid Cap Value Fund - Class Z	128,854	58,761	70,093	101,124	9,742	91,382
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	10,962	5,206	5,756	-	-	-
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	5,473	2,374	3,099	4,775	2,013	2,762
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	1,101	-	1,101	-	-	-
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	396,218	297,913	98,305	370,363	233,872	136,491
EuroPacific Growth Fund® - Class R-4	4,883,302	2,824,983	2,058,319	7,070,003	4,356,252	2,713,751
Evergreen Equity Trust:						
Evergreen Special Values Fund - Class A	1,105,049	958,702	146,347	1,324,898	1,444,352	(119,454)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,214,042	3,734,349	(520,307)	4,189,021	5,987,003	(1,797,982)
Fidelity® VIP Growth Portfolio - Initial Class	2,914,425	3,518,809	(604,384)	3,977,068	4,725,593	(748,525)
Fidelity® VIP High Income Portfolio - Initial Class	456,314	285,403	170,911	223,272	301,391	(78,119)
Fidelity® VIP Overseas Portfolio - Initial Class	674,438	747,193	(72,755)	1,109,004	1,385,792	(276,788)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	12,437,181	12,096,628	340,553	12,028,758	12,280,285	(251,527)
Fidelity® VIP Index 500 Portfolio - Initial Class	679,668	633,917	45,751	671,547	885,397	(213,850)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	371,130	143,058	228,072	350,921	121,379	229,542
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	129,145	118,865	10,280	280,484	201,562	78,922
Franklin Mutual Series Fund Inc.:						
Mutual Global Discovery Fund - Class R	149,512	93,222	56,290	111,234	88,706	22,528
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	31,797	31,630	167	53,946	59,363	(5,417)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,849,172	1,493,670	355,502	2,386,371	2,172,012	214,359
Fundamental Investors℠, Inc.:						
Fundamental Investors℠, Inc. - Class R-3	74,129	13,763	60,366	2,188	-	2,188
Fundamental Investors℠, Inc. - Class R-4	1,786,581	440,942	1,345,639	1,469,391	114,820	1,354,571
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	753,521	536,030	217,491	617,227	383,947	233,280
The Growth Fund of America® - Class R-4	7,328,391	4,305,334	3,023,057	8,883,524	5,402,023	3,481,501
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	121,787	131,043	(9,256)	141,162	103,420	37,742
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	2,763,347	4,160,361	(1,397,014)	2,918,839	6,598,521	(3,679,682)

	Year Ended December 31,					
	2009			**2008**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Equity Trust:						
ING Financial Services Fund - Class A	922	15,889	(14,967)	11,805	8,585	3,220
ING Real Estate Fund - Class A	66,555	76,982	(10,427)	68,114	56,725	11,389
ING Funds Trust:						
ING GNMA Income Fund - Class A	258,970	109,364	149,606	172,356	59,936	112,420
ING Intermediate Bond Fund - Class A	161,257	169,917	(8,660)	224,313	151,391	72,922
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	6,530,718	6,637,935	(107,217)	5,513,773	6,888,917	(1,375,144)
ING Intermediate Bond Portfolio - Class S	13,869	3,156	10,713	11,030	12,550	(1,520)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	106,675	383,984	(277,309)	224,325	229,040	(4,715)
ING Artio Foreign Portfolio - Service Class	900,246	1,131,472	(231,226)	1,378,474	1,379,620	(1,146)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,855,248	2,199,746	(344,498)	2,087,443	3,158,777	(1,071,334)
ING BlackRock Large Cap Growth Portfolio - Service Class	20,155	15,263	4,892	10,015	1,831	8,184
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	15,875	6,805	9,070	5,376	7,011	(1,635)
ING Clarion Global Real Estate Portfolio - Institutional Class	1,952,084	1,638,079	314,005	6,215,671	854,577	5,361,094
ING Clarion Real Estate Portfolio - Institutional Class	245,040	204,183	40,857	45,440	21,480	23,960
ING Clarion Real Estate Portfolio - Service Class	1,710,024	1,309,265	400,759	1,923,211	1,175,859	747,352
ING Evergreen Health Sciences Portfolio - Service Class	484,926	387,974	96,952	666,860	377,032	289,828
ING Evergreen Omega Portfolio - Service Class	44,312	19,375	24,937	5,436	1,664	3,772
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	1,569,633	603,000	966,633	1,618,664	541,459	1,077,205
ING Global Resources Portfolio - Institutional Class	-	624	(624)	-	112	(112)
ING Global Resources Portfolio - Service Class	4,154,286	3,449,907	704,379	6,214,891	4,986,705	1,228,186
ING Growth and Income Portfolio II - Service Class	126,934	418,375	(291,441)	270,131	368,522	(98,391)
ING Index Plus International Equity Portfolio - Institutional Class	361,727	2,314,168	(1,952,441)	752,324	940,171	(187,847)
ING Index Plus International Equity Portfolio - Service Class	85,250	538,755	(453,505)	158,852	317,248	(158,396)
ING Janus Contrarian Portfolio - Service Class	1,054,299	647,786	406,513	1,062,516	180,583	881,933
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	15,326	7,566	7,760	19,443	20,120	(677)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	896,062	581,232	314,830	718,580	988,140	(269,560)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	844,046	660,999	183,047	991,706	1,276,669	(284,963)

| | Year Ended December 31, | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	190,256	106,877	83,379	158,631	111,732	46,899
ING JPMorgan Value Opportunities Portfolio - Institutional Class	27,839	32,001	(4,162)	2,533	4,854	(2,321)
ING JPMorgan Value Opportunities Portfolio - Service Class	151,794	322,134	(170,340)	129,333	125,480	3,853
ING Lord Abbett Affiliated Portfolio - Institutional Class	2,092,725	2,889,702	(796,977)	3,326,566	4,734,056	(1,407,490)
ING Lord Abbett Affiliated Portfolio - Service Class	65,186	57,017	8,169	31,055	5,349	25,706
ING Marsico Growth Portfolio - Institutional Class	414,301	330,347	83,954	1,046,857	249,585	797,272
ING Marsico Growth Portfolio - Service Class	19,214	24,619	(5,405)	130,652	417,523	(286,871)
ING Marsico International Opportunities Portfolio - Adviser Class	13,006	1,883	11,123	16,659	10,866	5,793
ING Marsico International Opportunities Portfolio - Service Class	330,672	345,390	(14,718)	512,497	495,535	16,962
ING MFS Total Return Portfolio - Adviser Class	45,398	15,605	29,793	25,026	18,372	6,654
ING MFS Total Return Portfolio - Institutional Class	811,812	1,020,503	(208,691)	882,143	2,148,919	(1,266,776)
ING MFS Total Return Portfolio - Service Class	540,532	568,631	(28,099)	561,070	858,965	(297,895)
ING MFS Utilities Portfolio - Service Class	789,309	689,729	99,580	1,283,623	1,137,644	145,979
ING Oppenheimer Main Street Portfolio® - Service Class	147,852	323,939	(176,087)	243,625	226,131	17,494
ING PIMCO High Yield Portfolio - Institutional Class	303,751	98,866	204,885	54,117	54,831	(714)
ING PIMCO High Yield Portfolio - Service Class	964,144	500,365	463,779	629,697	621,427	8,270
ING Pioneer Equity Income Portfolio - Institutional Class	5,046,580	4,976,718	69,862	7,008,917	6,546,358	462,559
ING Pioneer Equity Income Portfolio - Service Class	387	-	387	-	-	-
ING Pioneer Fund Portfolio - Institutional Class	563,240	487,456	75,784	621,653	497,276	124,377
ING Pioneer Fund Portfolio - Service Class	26,114	1,902	24,212	6,830	1,746	5,084
ING Pioneer Mid Cap Value Portfolio - Adviser Class	-	245	(245)	783	538	245
ING Pioneer Mid Cap Value Portfolio - Institutional Class	2,394,060	2,120,091	273,969	3,061,080	2,929,679	131,401
ING Pioneer Mid Cap Value Portfolio - Service Class	36,819	27,096	9,723	32,563	6,477	26,086
ING Stock Index Portfolio - Institutional Class	104,552	17,734	86,818	120,017	107,094	12,923
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	8,208,080	4,276,913	3,931,167	8,908,597	4,875,658	4,032,939
ING T. Rowe Price Equity Income Portfolio - Adviser Class	35,979	10,624	25,355	56,069	32,855	23,214
ING T. Rowe Price Equity Income Portfolio - Service Class	6,784,621	5,475,029	1,309,592	2,197,549	1,355,572	841,977
ING Templeton Global Growth Portfolio - Institutional Class	56,373	77,878	(21,505)	23,828	17,294	6,534
ING Templeton Global Growth Portfolio - Service Class	214,981	127,770	87,211	182,066	119,496	62,570
ING Van Kampen Capital Growth Portfolio - Institutional Class	610,530	676,612	(66,082)	96,631	30,549	66,082

		Year Ended December 31,				
		2009			**2008**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Van Kampen Capital Growth Portfolio - Service Class	16,373	37,371	(20,998)	31,601	16,949	14,652
ING Van Kampen Growth and Income Portfolio - Service Class	731,010	528,467	202,543	877,614	703,133	174,481
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	131,874	98,779	33,095	147,427	107,822	39,605
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	14,418,890	21,768,298	(7,349,408)	25,711,004	20,488,837	5,222,167
ING Mutual Funds:						
ING Global Real Estate Fund - Class A	1,746	-	1,746	-	-	-
ING International Capital Appreciation Fund - Class I	231	14	217	-	-	-
ING International Growth Opportunities Fund - Class Q	445	1,340	(895)	251	-	251
ING International SmallCap Multi-Manager Fund - Class A	48,400	62,633	(14,233)	56,840	36,689	20,151
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Adviser Class	3,269	13,915	(10,646)	3,330	-	3,330
ING American Century Large Company Value Portfolio - Service Class	53,671	351,557	(297,886)	152,255	141,442	10,813
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	1,633	1,648	(15)	7,653	6,292	1,361
ING American Century Small-Mid Cap Value Portfolio - Service Class	2,167,525	1,759,978	407,547	642,768	530,000	112,768
ING Baron Asset Portfolio - Service Class	225,118	201,954	23,164	195,627	157,395	38,232
ING Baron Small Cap Growth Portfolio - Adviser Class	75,119	7,703	67,416	22,721	13,612	9,109
ING Baron Small Cap Growth Portfolio - Service Class	3,327,664	2,446,219	881,445	2,443,020	2,115,308	327,712
ING Columbia Small Cap Value Portfolio - Adviser Class	2,674	-	2,674	-	-	-
ING Columbia Small Cap Value Portfolio - Service Class	122,280	90,512	31,768	126,584	61,840	64,744
ING Davis New York Venture Portfolio - Service Class	403,609	297,989	105,620	429,149	269,610	159,539
ING Fidelity® VIP Mid Cap Portfolio - Service Class	235,699	181,311	54,388	644,350	62,151	582,199
ING Index Solution 2015 Portfolio - Adviser Class	24,530	9,849	14,681	4,707	(2)	4,709
ING Index Solution 2025 Portfolio - Adviser Class	66,094	30	66,064	11,318	-	11,318
ING Index Solution 2035 Portfolio - Adviser Class	34,745	301	34,444	7,489	4	7,485
ING Index Solution 2045 Portfolio - Adviser Class	16,601	111	16,490	973	-	973
ING Index Solution Income Portfolio - Adviser Class	8,970	3,093	5,877	112	-	112
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	3,418	4,845	(1,427)	14,310	15,736	(1,426)
ING JPMorgan Mid Cap Value Portfolio - Service Class	554,955	533,831	21,124	716,794	895,344	(178,550)
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	11,006	7,373	3,633	3,398	3,164	234

| | | **Year Ended December 31,** | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	1,349,996	2,053,099	(703,103)	2,068,223	3,589,805	(1,521,582)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	12,662	13,294	(632)	10,294	1,190	9,104
ING Neuberger Berman Partners Portfolio - Service Class	263,499	623,837	(360,338)	351,721	191,937	159,784
ING Oppenheimer Global Portfolio - Adviser Class	11,157	6,119	5,038	13,040	10,145	2,895
ING Oppenheimer Global Portfolio - Initial Class	6,711,682	9,887,520	(3,175,838)	10,464,561	18,538,373	(8,073,812)
ING Oppenheimer Global Portfolio - Service Class	9,736	1,242	8,494	11,864	11,108	756
ING Oppenheimer Strategic Income Portfolio - Adviser Class	12,340	18,469	(6,129)	24,828	22,006	2,822
ING Oppenheimer Strategic Income Portfolio - Initial Class	3,094,797	2,992,699	102,098	4,753,262	4,325,808	427,454
ING Oppenheimer Strategic Income Portfolio - Service Class	51,900	18,654	33,246	30,449	336,194	(305,745)
ING PIMCO Total Return Portfolio - Adviser Class	42,778	23,828	18,950	56,433	28,172	28,261
ING PIMCO Total Return Portfolio - Service Class	7,616,429	3,416,374	4,200,055	6,195,346	4,369,373	1,825,973
ING Pioneer High Yield Portfolio - Initial Class	1,017,428	478,388	539,040	303,304	260,075	43,229
ING Pioneer High Yield Portfolio - Service Class	5,526	1,877	3,649	9,605	7,619	1,986
ING Solution 2015 Portfolio - Adviser Class	708,028	564,424	143,604	755,877	352,694	403,183
ING Solution 2015 Portfolio - Service Class	1,921,891	981,529	940,362	2,065,621	1,332,946	732,675
ING Solution 2025 Portfolio - Adviser Class	995,774	691,384	304,390	904,991	412,861	492,130
ING Solution 2025 Portfolio - Service Class	3,025,023	1,315,890	1,709,133	3,058,307	1,616,896	1,441,411
ING Solution 2035 Portfolio - Adviser Class	887,912	537,460	350,452	766,635	320,528	446,107
ING Solution 2035 Portfolio - Service Class	2,558,142	878,535	1,679,607	2,337,613	1,052,525	1,285,088
ING Solution 2045 Portfolio - Adviser Class	565,424	291,190	274,234	451,435	232,684	218,751
ING Solution 2045 Portfolio - Service Class	1,866,419	552,378	1,314,041	1,592,320	688,354	903,966
ING Solution Growth and Income Portfolio - Service Class	147,885	62,299	85,586	119,437	37,751	81,686
ING Solution Growth Portfolio - Service Class	79,222	17,916	61,306	64,306	39,245	25,061
ING Solution Income Portfolio - Adviser Class	199,144	277,710	(78,566)	372,956	164,342	208,614
ING Solution Income Portfolio - Service Class	364,366	244,677	119,689	521,217	432,641	88,576
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	7,541	7,055	486	11,479	10,658	821
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,379,955	5,167,474	(787,519)	5,398,433	7,844,400	(2,445,967)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	22,222	23,821	(1,599)	9,431	11,687	(2,256)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	14,322	12,610	1,712	51,958	40,712	11,246
ING T. Rowe Price Growth Equity Portfolio - Initial Class	2,578,334	2,538,610	39,724	2,738,286	3,742,230	(1,003,944)

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING T. Rowe Price Growth Equity Portfolio - Service Class	71,484	57,843	13,641	68,959	30,548	38,411
ING Templeton Foreign Equity Portfolio - Adviser Class	5,367	1,981	3,386	28,033	5,346	22,687
ING Templeton Foreign Equity Portfolio - Initial Class	1,816,214	2,411,920	(595,706)	14,957,289	2,918,419	12,038,870
ING Templeton Foreign Equity Portfolio - Service Class	3,257	2,780	477	160,983	580,948	(419,965)
ING Thornburg Value Portfolio - Adviser Class	3,966	3,384	582	4,983	7,217	(2,234)
ING Thornburg Value Portfolio - Initial Class	1,111,777	1,016,268	95,509	1,028,341	1,344,413	(316,072)
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	2,910	515	2,395	5,230	4	5,226
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	841,529	1,410,276	(568,747)	1,242,138	2,446,870	(1,204,732)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	337	23	314	326	28	298
ING Van Kampen Comstock Portfolio - Adviser Class	6,182	3,967	2,215	11,588	16,360	(4,772)
ING Van Kampen Comstock Portfolio - Service Class	984,248	1,280,949	(296,701)	1,795,226	2,877,099	(1,081,873)
ING Van Kampen Equity and Income Portfolio - Adviser Class	12,292	1,466	10,826	28,806	11,457	17,349
ING Van Kampen Equity and Income Portfolio - Initial Class	3,168,735	5,141,132	(1,972,397)	5,712,119	8,989,943	(3,277,824)
ING Van Kampen Equity and Income Portfolio - Service Class	1,428	2,575	(1,147)	1,804	1,927	(123)
ING Series Fund, Inc.:						
ING Growth and Income Fund - Class A	13,627	4,167	9,460	-	-	-
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	610,517	626,697	(16,180)	824,694	995,527	(170,833)
ING Strategic Allocation Growth Portfolio - Class I	1,114,404	1,058,520	55,884	1,352,865	1,668,249	(315,384)
ING Strategic Allocation Moderate Portfolio - Class I	1,221,558	1,154,601	66,957	1,674,269	1,847,461	(173,192)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	7,711	16,604	(8,893)	61,481	20,473	41,008
ING Growth and Income Portfolio - Class I	4,731,369	10,252,286	(5,520,917)	8,411,252	19,391,889	(10,980,637)
ING Growth and Income Portfolio - Class S	68,276	16,639	51,637	47,033	10,670	36,363
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 3	8,867	1,724,764	(1,715,897)	24,582	462,586	(438,004)
ING GET U.S. Core Portfolio - Series 5	-	5,737	(5,737)	-	11,347	(11,347)
ING GET U.S. Core Portfolio - Series 6	11,312	35,690	(24,378)	245	44,313	(44,068)
ING GET U.S. Core Portfolio - Series 7	4,889	35,115	(30,226)	3,423	34,178	(30,755)

| | Year Ended December 31, | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 8	1,268	42,523	(41,255)	1,489	12,901	(11,412)
ING GET U.S. Core Portfolio - Series 9	842	864	(22)	1,230	2,352	(1,122)
ING GET U.S. Core Portfolio - Series 10	27	27	-	1,051	1,199	(148)
ING GET U.S. Core Portfolio - Series 11	32	38	(6)	2,022	3,423	(1,401)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	4,089,157	2,677,033	1,412,124	3,205,098	4,004,636	(799,538)
ING Index Plus LargeCap Portfolio - Class I	3,179,901	4,347,128	(1,167,227)	4,700,264	7,518,268	(2,818,004)
ING Index Plus LargeCap Portfolio - Class S	224	2,765	(2,541)	29,154	13,839	15,315
ING Index Plus MidCap Portfolio - Class I	4,401,087	4,555,552	(154,465)	3,748,737	5,296,655	(1,547,918)
ING Index Plus MidCap Portfolio - Class S	18,288	4,586	13,702	22,153	15,652	6,501
ING Index Plus SmallCap Portfolio - Class I	1,752,123	1,940,524	(188,401)	2,156,481	3,391,049	(1,234,568)
ING Index Plus SmallCap Portfolio - Class S	8,478	2,737	5,741	4,159	4,354	(195)
ING International Index Portfolio - Class I	2,677,101	312,846	2,364,255	65,337	28,124	37,213
ING International Index Portfolio - Class S	1,449	-	1,449	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	388,587	3,760,154	(3,371,567)	878,310	1,278,791	(400,481)
ING Opportunistic Large Cap Portfolio - Class I	3,266,014	1,148,039	2,117,975	878,286	1,478,814	(600,528)
ING Russell™ Large Cap Growth Index Portfolio - Class I	373,677	152,728	220,949	-	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class S	41,627	12,703	28,924	-	-	-
ING Russell™ Large Cap Index Portfolio - Class I	1,288,358	501,374	786,984	438,570	35,576	402,994
ING Russell™ Large Cap Value Index Portfolio - Class I	9,126	2,496	6,630	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	222,970	58,287	164,683	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	266,294	28,919	237,375	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	348,940	140,076	208,864	280,175	55,934	224,241
ING Russell™ Small Cap Index Portfolio - Class I	228,049	94,240	133,809	124,705	33,512	91,193
ING Small Company Portfolio - Class I	1,201,815	1,177,502	24,313	1,778,485	1,936,409	(157,924)
ING Small Company Portfolio - Class S	1,637	2,488	(851)	9,399	4,606	4,793
ING U.S. Bond Index Portfolio - Class I	412,600	197,562	215,038	245,094	92,194	152,900

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING International Value Portfolio - Class I	4,876,892	5,052,979	(176,087)	2,238,132	2,685,227	(447,095)
ING International Value Portfolio - Class S	5,861	8,562	(2,701)	15,757	18,951	(3,194)
ING MidCap Opportunities Portfolio - Class I	370,474	307,196	63,278	771,053	485,532	285,521
ING MidCap Opportunities Portfolio - Class S	12,090	1,911	10,179	15,833	8,420	7,413
ING SmallCap Opportunities Portfolio - Class I	511,094	387,988	123,106	958,830	867,957	90,873
ING SmallCap Opportunities Portfolio - Class S	1,460	1,511	(51)	9,151	4,832	4,319
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	1,528	2,532	(1,004)	2,504	5,803	(3,299)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	1,621	2,470	(849)	8,675	10,518	(1,843)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	535	2,380	(1,845)	1,329	1,573	(244)
Janus Aspen Series Janus Portfolio - Institutional Shares	734	1,959	(1,225)	5,889	6,589	(700)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	1,300	3,754	(2,454)	13,922	14,574	(652)
The Lazard Funds, Inc.:						
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	114,790	28,663	86,127	49,608	14,297	35,311
LKCM Funds:						
LKCM Aquinas Growth Fund	18,827	17,199	1,628	7,144	949	6,195
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	202,927	53,099	149,828	132,753	6,488	126,265
Lord Abbett Mid Cap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	51,416	40,180	11,236	46,076	48,401	(2,325)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	27,100	30,360	(3,260)	39,227	43,645	(4,418)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	2,762,576	3,296,565	(533,989)	2,068,375	3,447,988	(1,379,613)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	12,513	31,771	(19,258)	13,538	25,419	(11,881)
Morgan Stanley Institutional Fund Trust:						
Morgan Stanley U.S. Small Cap Value Portfolio - Class I	148,863	81,684	67,179	153,997	40,399	113,598
Neuberger Berman Equity Funds®:						
Neuberger Berman Socially Responsive Fund® - Trust Class	257,617	151,328	106,289	260,191	117,032	143,159

| | **Year Ended December 31,** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	91,756	73,558	18,198	91,701	75,474	16,227
New Perspective Fund®, Inc. - Class R-4	1,341,826	904,028	437,798	2,285,471	978,958	1,306,513
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	56,312	54,343	1,969	40,754	34,576	6,178
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,856,189	1,147,945	708,244	1,431,493	1,576,308	(144,815)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	1,539	4,875	(3,336)	5,423	11,863	(6,440)
Oppenheimer Main Street Fund®/VA	19	984	(965)	-	1,077	(1,077)
Oppenheimer Main Street Small Cap Fund®/VA	435,835	276,209	159,626	236,045	189,455	46,590
Oppenheimer MidCap Fund/VA	71	508	(437)	-	520	(520)
Oppenheimer Strategic Bond Fund/VA	368	1,598	(1,230)	429	534	(105)
Pax World Funds Series Trust I:						
Pax World Balanced Fund	1,146,276	1,087,987	58,289	1,917,060	1,518,986	398,074
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	4,869,131	2,210,985	2,658,146	6,383,005	3,029,053	3,353,952
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	179,778	135,434	44,344	150,622	95,568	55,054
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	2,155,399	1,372,358	783,041	2,051,135	2,106,780	(55,645)
Pioneer Equity Income VCT Portfolio - Class I	4,935	4,940	(5)	22,339	101,777	(79,438)
Pioneer High Yield VCT Portfolio - Class I	671,092	563,003	108,089	609,690	697,348	(87,658)
Pioneer Mid Cap Value VCT Portfolio - Class I	4,324	4,324	-	8,525	35,963	(27,438)
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	737,762	238,163	499,599	532,282	135,793	396,489
RiverSource® Investment Series, Inc.:						
RiverSource® Diversified Equity Income Fund - Class R-3	49,908	20,148	29,760	-	-	-
RiverSource® Diversified Equity Income Fund - Class R-4	306,207	130,325	175,882	256,781	20,088	236,693
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	345,504	100,009	245,495	102,952	23,436	79,516

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	28,576	29,692	(1,116)	33,109	27,192	5,917
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	5,453	59	5,394	1,503	404	1,099
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	56,946	44,584	12,362	34,265	44,692	(10,427)
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	3,261,557	2,014,101	1,247,456	4,912,843	3,025,426	1,887,417
Van Kampen Equity Trust:						
Van Kampen Small Cap Value Fund - Class A	11,299	5,700	5,599	-	-	-
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	2,048	3,405	(1,357)	1,456	633	823
Equity Income Portfolio	13,206	10,059	3,147	6,373	10,764	(4,391)
Small Company Growth Portfolio	4,394	3,944	450	3,329	1,681	1,648
Wanger Advisors Trust:						
Wanger International	1,138,151	627,154	510,997	1,134,746	847,490	287,256
Wanger Select	1,954,522	1,171,233	783,289	2,004,217	1,816,671	187,546
Wanger USA	717,662	429,280	288,382	762,962	547,518	215,444
Washington Mutual Investors Fund[SM], Inc.:						
Washington Mutual Investors Fund[SM], Inc. - Class R-3	156,376	198,110	(41,734)	254,746	201,698	53,048
Washington Mutual Investors Fund[SM], Inc. - Class R-4	2,240,754	1,925,212	315,542	2,584,263	2,507,231	77,032
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	2,101	361	1,740	3,657	1,190	2,467

210

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

9.   Unit Summary

A summary of units outstanding at December 31, 2009 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP4	2,429.959	$ 13.57	$ 32,975
ING MAP PLUS NP9	1,969.395	13.37	26,331
ING MAP PLUS NP11	12,751.677	13.29	169,470
ING MAP PLUS NP13	1,079.159	13.21	14,256
ING MAP PLUS NP14	1,836.978	13.17	24,193
ING MAP PLUS NP15	3,562.887	13.14	46,816
ING MAP PLUS NP17	2,910.136	13.06	38,006
ING MAP PLUS NP22	81.553	12.87	1,050
ING MAP PLUS NP23	1,379.786	12.83	17,703
ING MAP PLUS NP24	4,975.785	12.79	63,640
ING MAP PLUS NP26	72.035	12.72	916
ING MAP PLUS NP28	107.788	12.64	1,362
ING MAP PLUS NP29	804.655	12.60	10,139
ING MAP PLUS NP30	59.344	12.57	746
Qualified V	251.964	12.25	3,087
Qualified VI	43,590.204	12.26	534,416
Qualified XII (0.00)	91.917	12.36	1,136
Qualified XII (0.30)	127.109	12.34	1,569
Qualified XII (0.40)	4,215.303	12.33	51,975
Qualified XII (0.55)	47.557	12.32	586
Qualified XII (0.60)	83.157	12.32	1,024
Qualified XII (0.65)	31.938	12.31	393
Qualified XII (0.70)	56.340	12.31	694
Qualified XII (0.75)	420.125	12.30	5,168
Qualified XII (0.80)	4,355.334	12.30	53,571
Qualified XII (0.85)	1,350.224	12.30	16,608
Qualified XII (0.90)	2.292	12.29	28
Qualified XII (0.95)	4,526.112	12.29	55,626
Qualified XII (1.00)	26,403.961	14.98	395,531
Qualified XII (1.05)	0.407	12.28	5
Qualified XII (1.10)	285.912	12.28	3,511
Qualified XII (1.15)	40.114	12.27	492
Qualified XII (1.20)	934.150	12.27	11,462
Qualified XII (1.25)	2,001.091	12.26	24,533
Qualified XII (1.45)	14.394	12.25	176
Qualified XII (1.50)	24.022	12.24	294
Qualified XVI	223.897	12.24	2,740
Qualified XXVII	53,779.897	12.45	669,560
Qualified LIV	1,122.251	12.30	13,804
Qualified LVI	1,312.838	12.34	16,200
	179,313.647		$ 2,311,792

Division/Contract	Units	Unit Value	Extended Value
AIM Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	2,689.805	$ 11.58	$ 31,148
AIM Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	801.592	$ 32.10	$ 25,731
ING MAP PLUS NP11	614.481	31.96	19,639
ING MAP PLUS NP13	6.106	31.82	194
ING MAP PLUS NP17	320.273	31.53	10,098
ING MAP PLUS NP21	303.088	31.25	9,472
ING MAP PLUS NP23	1,321.153	31.11	41,101
ING MAP PLUS NP26	761.567	30.90	23,532
ING MAP PLUS NP28	444.131	30.76	13,661
ING MAP PLUS NP29	77.956	30.70	2,393
ING MAP PLUS NP30	594.682	30.63	18,215
	5,245.029		$ 164,036
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	7,106.854	$4.78 to $9.73	$ 35,712
Contracts in accumulation period:			
Qualified VI	951,416.614	7.82	7,440,078
Qualified VIII	1,865.083	7.81	14,566
Qualified X (1.15)	26,527.732	7.90	209,569
Qualified X (1.25)	93,137.804	7.82	728,338
Qualified XII (0.00)	1,017.498	8.94	9,096
Qualified XII (0.05)	3,729.376	8.61	32,110
Qualified XII (0.20)	2,003.834	8.75	17,534
Qualified XII (0.25)	240.971	8.70	2,096
Qualified XII (0.30)	38,458.695	8.66	333,052
Qualified XII (0.40)	15,681.423	8.56	134,233
Qualified XII (0.50)	34,123.738	8.47	289,028
Qualified XII (0.55)	23,534.529	8.43	198,396
Qualified XII (0.60)	11,864.031	8.38	99,421
Qualified XII (0.65)	129,543.553	8.34	1,080,393
Qualified XII (0.70)	37,225.022	8.29	308,595
Qualified XII (0.75)	37,249.913	8.25	307,312
Qualified XII (0.80)	87,586.534	8.20	718,210
Qualified XII (0.85)	186,810.221	8.16	1,524,371
Qualified XII (0.90)	8,018.679	8.12	65,112
Qualified XII (0.95)	169,400.147	8.07	1,367,059
Qualified XII (1.00)	197,203.826	8.03	1,583,547
Qualified XII (1.05)	28,511.315	7.99	227,805
Qualified XII (1.10)	52,761.609	7.95	419,455
Qualified XII (1.15)	36,439.116	7.90	287,869
Qualified XII (1.20)	31,984.098	7.86	251,395
Qualified XII (1.25)	41,195.925	7.82	322,152
Qualified XII (1.35)	3,264.116	7.74	25,264
Qualified XII (1.40)	13,714.000	7.69	105,461
Qualified XII (1.45)	3,752.361	7.65	28,706

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares (continued)			
Qualified XII (1.50)	1,545.329	$ 7.61	$ 11,760
Qualified XV	10,684.720	8.05	86,012
Qualified XVI	33,236.516	7.61	252,930
Qualified XVII	1,441.845	7.82	11,275
Qualified XVIII	2,706.432	7.82	21,164
Qualified XXVI	4,244.250	8.08	34,294
Qualified XXVII	318,150.101	4.95	1,574,843
Qualified XXXII	1,222.983	9.15	11,190
Qualified XXXIV	11,731.317	6.72	78,834
Qualified XXXVI	1,311.423	9.21	12,078
Qualified XXXVIII	8,524.963	6.78	57,799
Qualified XLIII	1,108.534	6.71	7,438
Qualified LIV	6,579.592	9.42	61,980
Qualified LVI	26,655.263	9.58	255,357
	2,704,511.885		$ 20,642,889
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	49,427.197	$11.56 to $12.73	$ 625,517
Contracts in accumulation period:			
ING Custom Choice 65	7,886.781	12.13	95,667
Qualified VI	1,425,089.457	9.29	13,239,081
Qualified VIII	4.085	9.28	38
Qualified X (1.15)	39,398.871	9.39	369,955
Qualified X (1.25)	84,001.404	9.29	780,373
Qualified XII (0.00)	592.577	10.62	6,293
Qualified XII (0.05)	16,017.145	10.23	163,855
Qualified XII (0.20)	5,022.165	10.40	52,231
Qualified XII (0.25)	59.719	10.34	617
Qualified XII (0.30)	48,596.161	10.29	500,054
Qualified XII (0.35)	1,015.095	10.23	10,384
Qualified XII (0.40)	18,001.669	10.18	183,257
Qualified XII (0.50)	36,215.639	10.07	364,691
Qualified XII (0.55)	52,042.545	10.01	520,946
Qualified XII (0.60)	29,995.741	9.96	298,758
Qualified XII (0.65)	98,470.041	9.91	975,838
Qualified XII (0.70)	41,661.370	9.85	410,364
Qualified XII (0.75)	68,830.336	9.80	674,537
Qualified XII (0.80)	174,904.205	9.75	1,705,316
Qualified XII (0.85)	188,093.151	9.70	1,824,504
Qualified XII (0.90)	11,527.393	9.65	111,239
Qualified XII (0.95)	237,933.906	9.59	2,281,786
Qualified XII (1.00)	473,051.648	9.54	4,512,913
Qualified XII (1.05)	64,028.768	9.49	607,633
Qualified XII (1.10)	75,122.950	9.44	709,161
Qualified XII (1.15)	37,090.933	9.39	348,284
Qualified XII (1.20)	33,442.677	9.34	312,355
Qualified XII (1.25)	58,984.553	9.29	547,966
Qualified XII (1.30)	2,650.291	9.24	24,489
Qualified XII (1.35)	9,941.977	9.19	91,367

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
(continued)			
Qualified XII (1.40)	20,433.299	$ 9.14	$ 186,760
Qualified XII (1.45)	2,744.298	9.09	24,946
Qualified XII (1.50)	2,692.556	9.05	24,368
Qualified XV	6,434.189	9.57	61,575
Qualified XVI	37,836.095	9.05	342,417
Qualified XVII	2,182.401	9.30	20,296
Qualified XVIII	5,715.257	9.30	53,152
Qualified XXVI	4,347.526	9.60	41,736
Qualified XXVII	588,201.495	7.53	4,429,157
Qualified XXXII	518.152	12.48	6,467
Qualified XXXIII (0.65)	951.516	12.85	12,227
Qualified XXXIV	14,173.117	8.74	123,873
Qualified XXXVI	1,470.395	12.96	19,056
Qualified XXXVIII	27,507.720	8.82	242,618
Qualified XLIII	168.717	8.73	1,473
Qualified LIV	5,755.546	12.00	69,067
Qualified LVI	48,752.322	12.20	594,778
	4,158,985.051		$ 38,603,435
Alger Green Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	19,317.743	$ 8.30	$ 160,337
ING MAP PLUS NP11	5,230.397	8.26	43,203
Qualified VI	17,841.316	12.96	231,223
Qualified XII (0.00)	71.773	13.06	937
Qualified XII (0.50)	1,359.124	13.02	17,696
Qualified XII (0.55)	852.024	13.01	11,085
Qualified XII (0.65)	10.599	13.01	138
Qualified XII (0.70)	58.165	13.00	756
Qualified XII (0.75)	3,576.986	13.00	46,501
Qualified XII (0.80)	1,812.926	12.99	23,550
Qualified XII (0.85)	4,246.463	12.99	55,162
Qualified XII (0.90)	243.738	12.98	3,164
Qualified XII (0.95)	1,120.247	12.98	14,541
Qualified XII (1.00)	15,707.108	12.98	203,878
Qualified XII (1.05)	275.813	12.97	3,577
Qualified XII (1.10)	297.995	12.97	3,865
Qualified XII (1.15)	722.958	12.96	9,370
Qualified XII (1.25)	550.272	12.96	7,132
Qualified XII (1.50)	595.797	12.93	7,704
Qualified XVI	1,348.940	12.93	17,442
Qualified XXVII	13,626.421	13.24	180,414
Qualified XXXVIII	1,646.953	13.06	21,509
Qualified LIV	12.963	12.99	168
Qualified LVI	41.200	13.04	537
	90,567.921		$ 1,063,889

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AllianceBernstein Growth and Income Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	834.298	$ 9.60	$ 8,009
ING MAP PLUS NP11	3,327.276	9.54	31,742
ING MAP PLUS NP15	2,527.992	9.43	23,839
ING MAP PLUS NP17	2,491.311	9.37	23,344
ING MAP PLUS NP18	8,087.794	9.34	75,540
ING MAP PLUS NP22	1,741.118	9.23	16,071
ING MAP PLUS NP24	177.265	9.18	1,627
ING MAP PLUS NP26	1,388.929	9.13	12,681
ING MAP PLUS NP28	324.996	9.07	2,948
	20,900.979		$ 195,801
AllianceBernstein Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified X (1.15)	18,335.144	$ 9.84	$ 180,418
Qualified X (1.25)	25,204.248	9.79	246,750
Qualified XVIII	719.094	9.92	7,133
	44,258.486		$ 434,301
Allianz NFJ Dividend Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP17	10,989.228	$ 12.21	$ 134,178
Allianz NFJ Large-Cap Value Fund - Institutional Class			
Contracts in accumulation period:			
Qualified VI	426.363	$ 6.99	$ 2,980
Qualified XLII	160,490.029	7.13	1,144,294
Qualified LIV	4,526.257	7.04	31,865
	165,442.649		$ 1,179,139
Allianz NFJ Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	2,668.114	$ 14.77	$ 39,408
ING MAP PLUS NP11	381.819	14.68	5,605
ING MAP PLUS NP13	197.731	14.59	2,885
ING MAP PLUS NP14	4,707.484	14.55	68,494
ING MAP PLUS NP15	1,416.384	14.51	20,552
ING MAP PLUS NP17	770.673	14.42	11,113
ING MAP PLUS NP18	20,835.277	14.38	299,611
ING MAP PLUS NP28	7,890.358	13.96	110,149
ING MAP PLUS NP29	370.653	13.92	5,159
ING MAP PLUS NP30	14.356	13.88	199
	39,252.849		$ 563,175

Division/Contract	Units	Unit Value	Extended Value
Amana Growth Fund			
Contracts in accumulation period:			
ING MAP PLUS NP11	46.641	$ 12.30	$ 574
ING MAP PLUS NP17	6,276.871	12.28	77,080
Qualified VI	93,644.610	12.27	1,149,019
Qualified XII (0.05)	42,535.192	9.74	414,293
Qualified XII (0.30)	9,708.130	9.70	94,169
Qualified XII (0.40)	4,402.488	9.69	42,660
Qualified XII (0.50)	3,584.577	9.68	34,699
Qualified XII (0.55)	1,614.012	9.67	15,607
Qualified XII (0.60)	811.115	9.67	7,843
Qualified XII (0.65)	10,611.935	9.66	102,511
Qualified XII (0.70)	1,210.974	9.65	11,686
Qualified XII (0.75)	76,423.830	9.65	737,490
Qualified XII (0.80)	28,841.479	9.64	278,032
Qualified XII (0.85)	19,265.262	9.63	185,524
Qualified XII (0.90)	3,100.814	9.63	29,861
Qualified XII (0.95)	18,887.574	9.62	181,698
Qualified XII (1.00)	157,238.800	9.61	1,511,065
Qualified XII (1.05)	216.735	9.61	2,083
Qualified XII (1.10)	765.569	9.60	7,349
Qualified XII (1.15)	956.285	9.59	9,171
Qualified XII (1.20)	3,738.071	9.59	35,848
Qualified XII (1.25)	13,147.989	9.58	125,958
Qualified XII (1.40)	259.993	9.56	2,486
Qualified XII (1.50)	101.295	9.55	967
Qualified XVI	2,063.112	12.25	25,273
Qualified XXVII	36,336.310	12.44	452,024
Qualified XXXVIII	3,042.616	9.74	29,635
Qualified LIV	4,834.670	12.30	59,466
Qualified LVI	2,140.042	12.35	26,430
	545,806.991		$ 5,650,501
Amana Income Fund			
Contracts in accumulation period:			
ING MAP PLUS NP22	283.997	$ 12.00	$ 3,408
ING MAP PLUS NP27	463.568	11.98	5,554
Qualified VI	142,723.257	12.01	1,714,106
Qualified XII (0.05)	33,771.552	10.03	338,729
Qualified XII (0.30)	11,230.518	10.00	112,305
Qualified XII (0.40)	3,175.285	9.98	31,689
Qualified XII (0.50)	1,603.611	9.97	15,988
Qualified XII (0.55)	757.595	9.96	7,546
Qualified XII (0.65)	9,054.890	9.95	90,096
Qualified XII (0.70)	1,653.294	9.94	16,434
Qualified XII (0.75)	251,186.954	9.94	2,496,798
Qualified XII (0.80)	54,964.476	9.93	545,797
Qualified XII (0.85)	44,451.466	9.92	440,959
Qualified XII (0.90)	3,649.146	9.91	36,163
Qualified XII (0.95)	27,633.849	9.91	273,851

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Amana Income Fund (continued)			
Qualified XII (1.00)	207,887.637	$ 9.90	$ 2,058,088
Qualified XII (1.10)	8,007.422	9.89	79,193
Qualified XII (1.15)	3.399	9.88	34
Qualified XII (1.20)	736.565	9.87	7,270
Qualified XII (1.25)	12,585.987	9.87	124,224
Qualified XII (1.35)	499.868	9.85	4,924
Qualified XII (1.40)	186.247	9.85	1,835
Qualified XII (1.50)	603.199	9.83	5,929
Qualified XVI	3,544.003	11.99	42,493
Qualified XXVI	504.566	12.04	6,075
Qualified XXVII	118,389.375	12.44	1,472,764
Qualified XXXVIII	8,559.283	10.04	85,935
Qualified LIV	25,156.960	12.04	302,890
Qualified LVI	2,851.022	12.09	34,469
	976,118.991		$ 10,355,546
American Balanced Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	9,529.243	$ 11.58	$ 110,349
ING MAP PLUS NP3	9,217.304	11.52	106,183
ING MAP PLUS NP4	6,090.554	11.48	69,920
ING MAP PLUS NP6	1,608.017	11.41	18,347
ING MAP PLUS NP8	10,010.494	11.35	113,619
ING MAP PLUS NP9	68,947.634	11.31	779,798
ING MAP PLUS NP10	22,804.180	11.28	257,231
ING MAP PLUS NP11	8,333.569	11.25	93,753
ING MAP PLUS NP14	54,614.602	11.15	608,953
ING MAP PLUS NP15	29,987.186	11.11	333,158
ING MAP PLUS NP16	42,031.310	11.08	465,707
ING MAP PLUS NP17	26,974.443	11.05	298,068
ING MAP PLUS NP18	5,447.553	11.02	60,032
ING MAP PLUS NP19	44,958.079	10.98	493,640
ING MAP PLUS NP20	69,232.633	10.95	758,097
ING MAP PLUS NP21	26,426.842	10.92	288,581
ING MAP PLUS NP22	3,400.820	10.89	37,035
ING MAP PLUS NP23	9,358.840	10.85	101,543
ING MAP PLUS NP25	2,811.160	10.79	30,332
ING MAP PLUS NP26	5,918.830	10.76	63,687
ING MAP PLUS NP27	7,128.771	10.73	76,492
ING MAP PLUS NP28	54,588.517	10.70	584,097
ING MAP PLUS NP29	4,336.920	10.66	46,232
ING MAP PLUS NP30	68.256	10.63	726
	523,825.757		$ 5,795,580

Division/Contract	Units	Unit Value	Extended Value
American Century Inflation-Adjusted Bond Fund -			
Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,151.170	$ 10.72	$ 12,341
ING MAP PLUS NP17	2,164.599	10.70	23,161
ING MAP PLUS NP27	500.408	10.67	5,339
Qualified VI	182,945.935	10.69	1,955,692
Qualified XII (0.00)	3,424.684	10.78	36,918
Qualified XII (0.30)	4,657.046	10.76	50,110
Qualified XII (0.40)	364.735	10.75	3,921
Qualified XII (0.50)	8,278.576	10.75	88,995
Qualified XII (0.55)	2,058.084	10.74	22,104
Qualified XII (0.60)	20.379	10.74	219
Qualified XII (0.65)	5,289.484	10.74	56,809
Qualified XII (0.70)	9.821	10.73	105
Qualified XII (0.75)	24,427.677	10.73	262,109
Qualified XII (0.80)	46,604.366	10.73	500,065
Qualified XII (0.85)	59,423.632	10.72	637,021
Qualified XII (0.90)	4,262.597	10.72	45,695
Qualified XII (0.95)	23,653.747	10.72	253,568
Qualified XII (1.00)	117,956.405	10.71	1,263,313
Qualified XII (1.05)	1,792.299	10.71	19,196
Qualified XII (1.10)	6,424.028	10.71	68,801
Qualified XII (1.15)	7,196.194	10.70	76,999
Qualified XII (1.20)	3,791.303	10.70	40,567
Qualified XII (1.25)	13,688.326	10.69	146,328
Qualified XII (1.35)	597.565	10.69	6,388
Qualified XII (1.40)	1,883.778	10.68	20,119
Qualified XVI	131.086	10.68	1,400
Qualified XXVII	289,327.439	10.69	3,092,910
Qualified XXXVIII	8,924.277	10.78	96,204
Qualified LIV	8,063.450	10.73	86,521
Qualified LVI	17,418.931	10.76	187,428
	846,432.021		$ 9,060,346
American Century Income & Growth Fund - A Class			
Contracts in accumulation period:			
Qualified XII (1.00)	297.555	$ 27.50	$ 8,183
Qualified XXVII	522,790.855	8.89	4,647,611
	523,088.410		$ 4,655,794

Division/Contract	Units	Unit Value		Extended Value
Ariel Appreciation Fund				
Contracts in accumulation period:				
ING MAP PLUS NP9	14,457.420	$	11.46	$ 165,682
ING MAP PLUS NP11	790.507		11.40	9,012
ING MAP PLUS NP13	385.436		11.33	4,367
ING MAP PLUS NP14	14,517.320		11.29	163,901
ING MAP PLUS NP15	12,927.607		11.26	145,565
ING MAP PLUS NP16	403.897		11.23	4,536
ING MAP PLUS NP17	6,761.248		11.19	75,658
ING MAP PLUS NP18	887.532		11.16	9,905
ING MAP PLUS NP19	128.893		11.13	1,435
ING MAP PLUS NP22	10.451		11.03	115
ING MAP PLUS NP26	267.128		10.90	2,912
ING MAP PLUS NP28	684.351		10.84	7,418
ING MAP PLUS NP29	1,587.863		10.80	17,149
ING MAP PLUS NP32	261.429		10.71	2,800
ING MAP PLUS NP36	1,096.324		10.58	11,599
	55,167.406			$ 622,054
Ariel Fund				
Contracts in accumulation period:				
ING MAP PLUS NP8	1,377.335	$	10.51	$ 14,476
ING MAP PLUS NP9	23,475.300		10.48	246,021
ING MAP PLUS NP14	5,321.946		10.33	54,976
ING MAP PLUS NP15	27,409.504		10.30	282,318
ING MAP PLUS NP16	300.997		10.26	3,088
ING MAP PLUS NP17	16,728.332		10.23	171,131
ING MAP PLUS NP18	5,701.555		10.20	58,156
ING MAP PLUS NP19	10,584.386		10.17	107,643
ING MAP PLUS NP20	17,453.998		10.14	176,984
ING MAP PLUS NP21	2,401.882		10.11	24,283
ING MAP PLUS NP23	4,231.091		10.05	42,522
ING MAP PLUS NP24	1,516.984		10.02	15,200
ING MAP PLUS NP25	1,395.528		10.00	13,955
ING MAP PLUS NP26	979.032		9.97	9,761
ING MAP PLUS NP27	90.984		9.94	904
ING MAP PLUS NP28	720.838		9.91	7,144
ING MAP PLUS NP29	1,591.523		9.88	15,724
ING MAP PLUS NP30	2,585.780		9.85	25,470
ING MAP PLUS NP36	139.020		9.68	1,346
	124,006.015			$ 1,271,102

Division/Contract	Units	Unit Value	Extended Value
Artisan International Fund - Investor Shares			
Contracts in accumulation period:			
ING Custom Choice 62	85.374	$ 7.68	$ 656
ING MAP PLUS NP11	41.853	13.31	557
ING MAP PLUS NP12	6.672	13.31	89
Qualified VI	88,128.654	7.68	676,828
Qualified XII (0.25)	145.491	8.13	1,183
Qualified XII (0.30)	7,775.181	8.11	63,057
Qualified XII (0.40)	1,147.744	8.09	9,285
Qualified XII (0.50)	3,790.128	8.07	30,586
Qualified XII (0.55)	645.300	8.06	5,201
Qualified XII (0.60)	4,079.410	8.05	32,839
Qualified XII (0.65)	456.000	8.04	3,666
Qualified XII (0.70)	461.019	8.03	3,702
Qualified XII (0.75)	3,231.630	8.02	25,918
Qualified XII (0.80)	13,361.407	8.01	107,025
Qualified XII (0.85)	22,281.555	8.00	178,252
Qualified XII (0.90)	833.611	7.99	6,661
Qualified XII (0.95)	10,664.253	7.98	85,101
Qualified XII (1.00)	50,777.440	7.96	404,188
Qualified XII (1.05)	779.152	7.95	6,194
Qualified XII (1.10)	637.673	7.94	5,063
Qualified XII (1.15)	3,878.284	7.93	30,755
Qualified XII (1.20)	284.763	7.92	2,255
Qualified XII (1.25)	12,780.402	7.91	101,093
Qualified XII (1.35)	0.859	7.89	7
Qualified XII (1.40)	638.860	7.88	5,034
Qualified XIII	718.049	7.71	5,536
Qualified XVI	1,268.611	7.64	9,692
Qualified XXVI	386.237	7.72	2,982
Qualified XXXIV	98.487	7.76	764
Qualified XXXVIII	91.009	7.84	714
Qualified LIV	1,863.521	7.73	14,405
Qualified LVI	1,229.106	7.80	9,587
	232,567.735		$ 1,828,875
BlackRock Mid Cap Value Opportunities Fund -			
Investor A Shares			
Contracts in accumulation period:			
ING Custom Choice 65	36.319	$ 12.67	$ 460
ING MAP PLUS NP11	46.055	12.65	583
Qualified VI	9,886.958	12.60	124,576
Qualified XII (0.40)	361.326	12.67	4,578
Qualified XII (0.55)	59.346	12.65	751
Qualified XII (0.60)	10.252	12.65	130
Qualified XII (0.70)	12.765	12.64	161
Qualified XII (0.80)	567.290	12.63	7,165
Qualified XII (0.85)	1,096.375	12.63	13,847
Qualified XII (0.90)	22.305	12.63	282
Qualified XII (0.95)	339.080	12.62	4,279

Division/Contract	Units	Unit Value	Extended Value
BlackRock Mid Cap Value Opportunities Fund -			
Investor A Shares (continued)			
Qualified XII (1.00)	991.515	$ 12.62	$ 12,513
Qualified XII (1.05)	6.933	12.61	87
Qualified XII (1.10)	10.504	12.61	132
Qualified XII (1.20)	76.659	12.60	966
Qualified XII (1.25)	56.945	12.60	718
Qualified XII (1.40)	19.506	12.58	245
Qualified XXVII	6,980.850	12.99	90,681
Qualified LIV	85.030	12.63	1,074
	20,666.013		$ 263,228
The Bond Fund of America[SM], Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	155.506	$ 9.87	$ 1,535
Qualified VI	196,860.350	9.87	1,943,012
Qualified XII (0.30)	2,596.840	10.02	26,020
Qualified XII (0.35)	1,053.396	10.01	10,544
Qualified XII (0.40)	5,176.246	10.00	51,762
Qualified XII (0.50)	11,517.347	9.99	115,058
Qualified XII (0.55)	311.247	9.98	3,106
Qualified XII (0.60)	1,843.928	9.97	18,384
Qualified XII (0.65)	12,569.474	9.96	125,192
Qualified XII (0.70)	1,829.259	9.96	18,219
Qualified XII (0.75)	24,855.142	9.95	247,309
Qualified XII (0.80)	50,694.033	9.94	503,899
Qualified XII (0.85)	53,287.938	9.93	529,149
Qualified XII (0.90)	2,404.873	9.92	23,856
Qualified XII (0.95)	54,367.489	9.91	538,782
Qualified XII (1.00)	126,047.527	9.91	1,249,131
Qualified XII (1.05)	2,769.042	9.90	27,414
Qualified XII (1.10)	8,689.129	9.89	85,935
Qualified XII (1.15)	5,715.580	9.88	56,470
Qualified XII (1.20)	1,421.559	9.87	14,031
Qualified XII (1.25)	12,439.210	9.87	122,775
Qualified XII (1.35)	4.471	9.85	44
Qualified XII (1.40)	5,802.427	9.84	57,096
Qualified XII (1.45)	52.968	9.83	521
Qualified XV	3,312.964	9.91	32,831
Qualified XVI	693.422	9.82	6,809
Qualified XXVI	666.980	9.92	6,616
Qualified XXXIV	21.736	9.98	217
Qualified XXXVIII	4,466.551	10.07	44,978
Qualified LIV	9,101.149	9.94	90,465
Qualified LVI	3,087.542	10.03	30,968
	603,815.325		$ 5,982,128

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced Portfolio			
Currently payable annuity contracts:	10,838.899	$ 10.62	$ 115,109
Contracts in accumulation period:			
ING Custom Choice 62	762.246	10.32	7,866
Qualified V	496.515	20.88	10,367
Qualified VI	544,542.031	20.83	11,342,811
Qualified VIII	4,855.919	18.90	91,777
Qualified X (1.15)	11,703.473	10.80	126,398
Qualified X (1.25)	63,255.845	10.67	674,940
Qualified XII (0.00)	913.283	12.53	11,443
Qualified XII (0.05)	5,401.123	23.17	125,144
Qualified XII (0.20)	3,281.000	12.25	40,192
Qualified XII (0.25)	42.174	12.17	513
Qualified XII (0.30)	8,552.325	12.10	103,483
Qualified XII (0.35)	210.840	12.03	2,536
Qualified XII (0.40)	5,287.306	16.72	88,404
Qualified XII (0.50)	13,253.319	12.11	160,498
Qualified XII (0.55)	10,091.787	11.76	118,679
Qualified XII (0.60)	4,895.449	11.69	57,228
Qualified XII (0.65)	87,779.674	11.62	1,020,000
Qualified XII (0.70)	78,696.339	11.55	908,943
Qualified XII (0.75)	44,679.564	11.49	513,368
Qualified XII (0.80)	99,477.908	12.02	1,195,724
Qualified XII (0.85)	128,599.236	15.94	2,049,872
Qualified XII (0.90)	8,761.628	11.79	103,300
Qualified XII (0.95)	110,584.552	15.72	1,738,389
Qualified XII (1.00)	297,679.819	15.62	4,649,759
Qualified XII (1.05)	9,009.164	15.51	139,732
Qualified XII (1.10)	39,583.842	15.41	609,987
Qualified XII (1.15)	11,115.138	15.30	170,062
Qualified XII (1.20)	5,411.470	15.20	82,254
Qualified XII (1.25)	32,906.631	15.09	496,561
Qualified XII (1.35)	2,704.114	14.89	40,264
Qualified XII (1.40)	17,007.252	14.79	251,537
Qualified XII (1.45)	2,191.689	14.69	32,196
Qualified XII (1.50)	177.399	14.59	2,588
Qualified XV	3,604.355	21.66	78,070
Qualified XVI	27,967.533	20.17	564,105
Qualified XVII	500.185	20.83	10,419
Qualified XVIII	1,154.388	10.67	12,317
Qualified XXVII	399,657.988	28.29	11,306,324
Qualified XXVIII	94,498.243	28.04	2,649,731
Qualified XXXIV	3,927.687	8.44	33,150
Qualified XXXVI	558.205	10.96	6,118
Qualified XXXVIII	55,181.920	8.52	470,150
Qualified LIV	8,230.465	10.16	83,622
Qualified LVI	9,479.811	10.33	97,926
	2,269,509.733		$ 42,393,856

Division/Contract	Units	Unit Value	Extended Value
Capital World Growth & Income Fund[SM], Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,079.767	$ 12.85	$ 13,875
ING MAP PLUS NP12	48.275	12.84	620
	1,128.042		$ 14,495
Columbia[SM] Acorn Fund® - Class Z			
Contracts in accumulation period:			
Qualified VI	2,383.465	$ 8.74	$ 20,831
Qualified XV	655.293	8.78	5,753
Qualified XLII	271,744.582	8.92	2,423,962
Qualified XLIII	27.786	8.83	245
	274,811.126		$ 2,450,791
Columbia Mid Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	18,648.738	$ 8.05	$ 150,122
ING MAP PLUS NP8	2,204.162	8.03	17,699
ING MAP PLUS NP9	609.306	8.03	4,893
ING MAP PLUS NP11	279.141	8.01	2,236
ING MAP PLUS NP15	13,866.931	7.99	110,797
ING MAP PLUS NP17	393.167	7.97	3,134
ING MAP PLUS NP21	47.820	7.95	380
ING MAP PLUS NP22	131.683	7.94	1,046
ING MAP PLUS NP25	2.159	7.92	17
ING MAP PLUS NP26	308.386	7.92	2,442
ING MAP PLUS NP28	1,137.065	7.90	8,983
ING MAP PLUS NP29	36.208	7.90	286
Qualified VI	34,657.885	7.94	275,184
Qualified XII (0.00)	1,775.546	8.11	14,400
Qualified XII (0.30)	1,131.462	8.07	9,131
Qualified XII (0.40)	117.774	8.05	948
Qualified XII (0.50)	342.894	8.04	2,757
Qualified XII (0.55)	975.803	8.03	7,836
Qualified XII (0.60)	648.435	8.03	5,207
Qualified XII (0.65)	1,353.515	8.02	10,855
Qualified XII (0.70)	429.981	8.01	3,444
Qualified XII (0.75)	1,120.245	8.01	8,973
Qualified XII (0.80)	14,223.026	8.00	113,784
Qualified XII (0.85)	11,624.149	7.99	92,877
Qualified XII (0.90)	276.223	7.99	2,207
Qualified XII (0.95)	4,623.519	7.98	36,896
Qualified XII (1.00)	57,737.123	7.97	460,165
Qualified XII (1.05)	22.616	7.97	180
Qualified XII (1.10)	3,188.534	7.96	25,381
Qualified XII (1.15)	2,486.001	7.95	19,764
Qualified XII (1.20)	28.361	7.95	225
Qualified XII (1.25)	2,198.316	7.94	17,455
Qualified XII (1.40)	1,510.254	7.92	11,961
Qualified XII (1.45)	5.195	7.91	41
Qualified XVI	2.982	7.91	24

Division/Contract	Units	Unit Value	Extended Value
Columbia Mid Cap Value Fund - Class A (continued)			
Qualified XXI	180,795.959	$ 8.00	$ 1,446,368
Qualified XXVI	502.618	7.99	4,016
Qualified LIV	10,716.269	8.00	85,730
Qualified LVI	428.463	8.07	3,458
	370,587.914		$ 2,961,302
Columbia Mid Cap Value Fund - Class Z			
Contracts in accumulation period:			
Qualified XLII	161,323.542	$ 8.14	$ 1,313,174
Qualified LIV	151.607	8.04	1,219
	161,475.149		$ 1,314,393
CRM Mid Cap Value Fund - Investor Shares			
Contracts in accumulation period:			
ING MAP PLUS NP6	5,637.736	$ 12.17	$ 68,611
ING MAP PLUS NP11	117.872	12.15	1,432
	5,755.608		$ 70,043
DWS Equity 500 Index Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	20,779.234	$ 11.89	$ 247,065
Eaton Vance Large-Cap Value Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,034.141	$ 12.21	$ 12,627
ING MAP PLUS NP12	66.559	12.21	813
	1,100.700		$ 13,440
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	73,443.616	$ 16.61	$ 1,219,898
ING MAP PLUS NP3	140.405	16.51	2,318
ING MAP PLUS NP4	21,752.953	16.47	358,271
ING MAP PLUS NP5	8,573.311	16.42	140,774
ING MAP PLUS NP6	38,027.583	16.37	622,512
ING MAP PLUS NP8	102,804.666	16.27	1,672,632
ING MAP PLUS NP9	61,041.624	16.22	990,095
ING MAP PLUS NP10	29,568.991	16.18	478,426
ING MAP PLUS NP11	38,672.709	16.13	623,791
ING MAP PLUS NP12	16,563.364	16.08	266,339
ING MAP PLUS NP13	16,262.823	16.03	260,693
ING MAP PLUS NP14	65,213.369	15.99	1,042,762
ING MAP PLUS NP15	69,889.059	15.94	1,114,032
ING MAP PLUS NP16	752.807	15.89	11,962
ING MAP PLUS NP17	22,544.181	15.85	357,325
ING MAP PLUS NP18	3,977.092	15.80	62,838
ING MAP PLUS NP19	17,151.347	15.75	270,134
ING MAP PLUS NP20	9,607.646	15.71	150,936
ING MAP PLUS NP21	25,708.104	15.66	402,589
ING MAP PLUS NP22	16,896.757	15.61	263,758
ING MAP PLUS NP23	23,796.186	15.57	370,507
ING MAP PLUS NP24	5,050.038	15.52	78,377

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3 (continued)			
ING MAP PLUS NP25	7,665.271	15.48	118,658
ING MAP PLUS NP26	10,523.171	15.43	162,373
ING MAP PLUS NP27	190.505	15.38	2,930
ING MAP PLUS NP28	17,273.485	15.34	264,975
ING MAP PLUS NP29	10,688.025	15.29	163,420
ING MAP PLUS NP30	4,507.031	15.25	68,732
ING MAP PLUS NP31	45.618	15.20	693
ING MAP PLUS NP32	1,870.026	15.16	28,350
ING MAP PLUS NP36	401.702	14.98	6,017
	720,603.465		$ 11,577,117
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	9,930.549	$ 16.25	$ 161,371
ING Custom Choice 65	2,557.710	14.49	37,061
Qualified V	2,500.142	15.45	38,627
Qualified VI	3,252,867.665	15.60	50,744,736
Qualified XII (0.00)	39,259.308	16.74	657,201
Qualified XII (0.05)	276,847.719	16.71	4,626,125
Qualified XII (0.10)	73.239	16.65	1,219
Qualified XII (0.25)	452.906	16.51	7,477
Qualified XII (0.30)	214,092.721	16.46	3,523,966
Qualified XII (0.35)	1,789.636	16.41	29,368
Qualified XII (0.40)	87,378.890	16.37	1,430,392
Qualified XII (0.50)	1,915,626.174	16.27	31,167,238
Qualified XII (0.55)	176,649.167	16.23	2,867,016
Qualified XII (0.60)	35,173.615	16.18	569,109
Qualified XII (0.65)	450,104.663	16.14	7,264,689
Qualified XII (0.70)	328,320.490	16.09	5,282,677
Qualified XII (0.75)	1,022,503.173	16.04	16,400,951
Qualified XII (0.80)	603,193.271	16.00	9,651,092
Qualified XII (0.85)	466,338.116	15.95	7,438,093
Qualified XII (0.90)	62,562.770	15.91	995,374
Qualified XII (0.95)	548,199.900	15.86	8,694,450
Qualified XII (1.00)	3,019,894.480	15.82	47,774,731
Qualified XII (1.05)	56,874.836	15.77	896,916
Qualified XII (1.10)	86,617.226	15.73	1,362,489
Qualified XII (1.15)	136,704.420	15.68	2,143,525
Qualified XII (1.20)	23,498.512	15.64	367,517
Qualified XII (1.25)	167,669.245	15.60	2,615,640
Qualified XII (1.30)	189.406	15.55	2,945
Qualified XII (1.35)	9,436.318	15.51	146,357
Qualified XII (1.40)	20,628.117	15.46	318,911
Qualified XII (1.45)	1,918.176	15.42	29,578
Qualified XII (1.50)	1,608.578	15.38	24,740
Qualified XV	11,782.322	15.86	186,868
Qualified XVI	76,605.195	15.38	1,178,188
Qualified XVII	604.344	15.72	9,500
Qualified XXI	33,940.406	16.00	543,046
Qualified XXVI	2,351.676	15.95	37,509

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4 (continued)			
Qualified XXVII	2,451,826.374	$ 13.91	$ 34,104,905
Qualified XXXIII (0.65)	7,108.600	16.80	119,424
Qualified XXXIV	5,848.116	8.12	47,487
Qualified XXXVIII	69,773.572	8.20	572,143
Qualified XLIII	5,853.469	8.12	47,530
Qualified LIV	166,555.604	14.33	2,386,742
Qualified LVI	36,525.806	14.57	532,181
	15,890,236.622		$ 247,037,104
Evergreen Special Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	2,035.857	$ 12.36	$ 25,163
ING MAP PLUS NP9	5,977.329	12.33	73,700
ING MAP PLUS NP14	120.037	12.14	1,457
ING MAP PLUS NP17	6,760.448	12.04	81,396
ING MAP PLUS NP18	2,009.985	12.00	24,120
ING MAP PLUS NP20	6,339.763	11.93	75,633
ING MAP PLUS NP26	1,604.947	11.72	18,810
ING MAP PLUS NP27	254.170	11.69	2,971
Qualified V	362.163	18.39	6,660
Qualified VI	785,985.830	18.66	14,666,496
Qualified XII (0.10)	19.417	20.79	404
Qualified XII (0.30)	53,015.070	20.41	1,082,038
Qualified XII (0.40)	25,493.055	20.21	515,215
Qualified XII (0.50)	13,845.190	20.03	277,319
Qualified XII (0.55)	20,870.916	19.93	415,957
Qualified XII (0.60)	9,129.528	19.84	181,130
Qualified XII (0.65)	45,701.007	19.75	902,595
Qualified XII (0.70)	28,496.432	19.65	559,955
Qualified XII (0.75)	174,732.111	19.56	3,417,760
Qualified XII (0.80)	11,211.361	19.47	218,285
Qualified XII (0.85)	108,555.055	19.38	2,103,797
Qualified XII (0.90)	44,483.671	19.29	858,090
Qualified XII (0.95)	113,856.999	19.20	2,186,054
Qualified XII (1.00)	607,006.062	19.11	11,599,886
Qualified XII (1.05)	19,064.826	19.02	362,613
Qualified XII (1.10)	19,956.690	18.93	377,780
Qualified XII (1.15)	39,609.982	18.84	746,252
Qualified XII (1.20)	5,704.525	18.75	106,960
Qualified XII (1.25)	35,143.042	18.66	655,769
Qualified XII (1.30)	8,509.355	18.58	158,104
Qualified XII (1.35)	116.823	18.49	2,160
Qualified XII (1.40)	3,961.711	18.40	72,895
Qualified XII (1.45)	955.173	18.32	17,499
Qualified XII (1.50)	3.717	18.23	68
Qualified XVI	10,121.747	18.23	184,519
Qualified XVII	406.813	18.66	7,591
Qualified XXVII	2,126,652.263	18.93	40,257,527
Qualified XXXIV	1,869.222	8.26	15,440
Qualified XXXVIII	1,708.338	8.34	14,248
Qualified LIV	39,529.179	11.09	438,379
	4,381,179.809		$ 82,712,695

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	269,610.564	$9.59 to $10.80	$ 2,903,518
Contracts in accumulation period:			
ING Custom Choice 62	2,620.070	10.24	26,830
ING Custom Choice 65	10,319.925	9.96	102,786
ING MAP PLUS NP1	19,396.716	10.37	201,144
ING MAP PLUS NP6	11,929.004	10.22	121,914
ING MAP PLUS NP8	10,869.956	10.16	110,439
ING MAP PLUS NP11	16,036.630	10.07	161,489
ING MAP PLUS NP12	4,485.305	10.04	45,032
ING MAP PLUS NP13	29,415.564	10.01	294,450
ING MAP PLUS NP14	1,391.234	9.98	13,885
ING MAP PLUS NP15	17,033.699	9.95	169,485
ING MAP PLUS NP16	1,400.115	9.92	13,889
ING MAP PLUS NP17	7,325.315	9.89	72,447
ING MAP PLUS NP20	9,333.466	9.80	91,468
ING MAP PLUS NP22	267.203	9.74	2,603
ING MAP PLUS NP23	2,525.523	9.72	24,548
ING MAP PLUS NP24	1,154.985	9.69	11,192
ING MAP PLUS NP26	4,848.048	9.63	46,687
ING MAP PLUS NP28	2,378.912	9.57	22,766
ING MAP PLUS NP29	3,394.172	9.55	32,414
ING MAP PLUS NP30	1,997.263	9.52	19,014
ING MAP PLUS NP32	44.493	9.46	421
ING MAP PLUS NP36	1,167.440	9.35	10,916
Qualified V	2,820.653	18.91	53,339
Qualified VI	3,266,009.001	19.42	63,425,895
Qualified VIII	2,651.530	19.33	51,254
Qualified X (1.15)	252,568.469	24.68	6,233,390
Qualified X (1.25)	278,676.426	24.30	6,771,837
Qualified XII (0.00)	30,022.154	12.76	383,083
Qualified XII (0.05)	123,950.482	21.58	2,674,851
Qualified XII (0.10)	234.060	12.61	2,951
Qualified XII (0.20)	65,342.293	12.46	814,165
Qualified XII (0.25)	11,560.239	12.39	143,231
Qualified XII (0.30)	299,833.531	12.32	3,693,949
Qualified XII (0.35)	9,351.718	12.25	114,559
Qualified XII (0.40)	122,797.017	18.55	2,277,885
Qualified XII (0.45)	47.215	12.11	572
Qualified XII (0.50)	1,418,007.886	12.52	17,753,459
Qualified XII (0.55)	148,927.310	11.97	1,782,660
Qualified XII (0.60)	75,944.775	11.90	903,743
Qualified XII (0.65)	670,535.361	11.83	7,932,433
Qualified XII (0.70)	302,710.575	11.76	3,559,876
Qualified XII (0.75)	280,525.007	11.69	3,279,337
Qualified XII (0.80)	804,864.852	12.68	10,205,686
Qualified XII (0.85)	373,153.588	17.69	6,601,087
Qualified XII (0.90)	56,842.310	12.33	700,866
Qualified XII (0.95)	686,819.837	17.45	11,985,006

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified XII (1.00)	1,395,515.890	$ 17.33	$ 24,184,290
Qualified XII (1.05)	85,701.456	17.21	1,474,922
Qualified XII (1.10)	146,695.670	17.09	2,507,029
Qualified XII (1.15)	140,149.229	16.98	2,379,734
Qualified XII (1.20)	49,321.489	16.86	831,560
Qualified XII (1.25)	143,169.845	16.75	2,398,095
Qualified XII (1.30)	8,916.300	16.63	148,278
Qualified XII (1.35)	2,974.625	16.52	49,141
Qualified XII (1.40)	18,638.490	16.41	305,858
Qualified XII (1.45)	8,189.676	16.30	133,492
Qualified XII (1.50)	3,869.425	16.19	62,646
Qualified XIII	2,248.904	20.22	45,473
Qualified XV	28,646.071	20.19	578,364
Qualified XVI	118,617.736	18.81	2,231,200
Qualified XVII	2,551.355	19.42	49,547
Qualified XVIII	9,784.530	24.30	237,764
Qualified XXVI	8,473.236	20.05	169,888
Qualified XXVII	2,019,630.701	20.81	42,028,515
Qualified XXVIII	1,175,450.943	20.63	24,249,553
Qualified XXXII	22,816.938	10.48	239,122
Qualified XXXIV	82,677.456	7.06	583,703
Qualified XXXVI	33,424.254	11.02	368,335
Qualified XXXVIII	55,982.248	7.13	399,153
Qualified XLIII	15,464.268	7.06	109,178
Qualified LIV	58,973.307	9.86	581,477
Qualified LVI	152,143.750	10.02	1,524,480
	15,503,169.683		$ 263,715,248
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:	46,659.611	$ 9.75	$ 454,931
Contracts in accumulation period:			
ING Custom Choice 62	3,903.415	9.77	38,136
ING Custom Choice 65	22,263.108	10.25	228,197
ING MAP PLUS NP1	11,704.670	9.45	110,609
ING MAP PLUS NP9	2,874.320	9.23	26,530
ING MAP PLUS NP11	4,605.400	9.17	42,232
ING MAP PLUS NP17	1,878.749	9.01	16,928
ING MAP PLUS NP21	3,932.217	8.91	35,036
ING MAP PLUS NP24	1,652.023	8.83	14,587
ING MAP PLUS NP26	1,484.885	8.77	13,022
ING MAP PLUS NP30	144.783	8.67	1,255
Qualified V	134.466	15.54	2,090
Qualified VI	4,255,039.917	15.71	66,846,677
Qualified VIII	6,683.641	15.88	106,136
Qualified X (1.15)	335,810.660	22.19	7,451,639
Qualified X (1.25)	309,061.442	21.84	6,749,902
Qualified XII (0.00)	32,322.728	11.48	371,065
Qualified XII (0.05)	26,974.389	17.45	470,703
Qualified XII (0.10)	90.333	11.35	1,025

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
(continued)			
Qualified XII (0.20)	72,136.150	$ 11.22	$ 809,368
Qualified XII (0.25)	7,717.926	11.16	86,132
Qualified XII (0.30)	406,574.322	11.09	4,508,909
Qualified XII (0.35)	21,537.317	11.03	237,557
Qualified XII (0.40)	77,200.782	15.78	1,218,228
Qualified XII (0.45)	277.676	10.90	3,027
Qualified XII (0.50)	417,864.489	11.38	4,755,298
Qualified XII (0.55)	207,922.881	10.77	2,239,329
Qualified XII (0.60)	166,797.587	10.71	1,786,402
Qualified XII (0.65)	1,361,965.799	10.65	14,504,936
Qualified XII (0.70)	290,339.224	10.59	3,074,692
Qualified XII (0.75)	280,771.178	10.53	2,956,521
Qualified XII (0.80)	579,018.528	11.46	6,635,552
Qualified XII (0.85)	664,732.929	15.04	9,997,583
Qualified XII (0.90)	64,537.467	11.06	713,784
Qualified XII (0.95)	631,480.874	14.84	9,371,176
Qualified XII (1.00)	1,827,869.745	14.74	26,942,800
Qualified XII (1.05)	60,360.564	14.64	883,679
Qualified XII (1.10)	204,620.275	14.54	2,975,179
Qualified XII (1.15)	107,056.771	14.44	1,545,900
Qualified XII (1.20)	65,322.741	14.34	936,728
Qualified XII (1.25)	119,462.644	14.24	1,701,148
Qualified XII (1.30)	7,923.400	14.15	112,116
Qualified XII (1.35)	9,319.967	14.05	130,946
Qualified XII (1.40)	30,852.862	13.96	430,706
Qualified XII (1.45)	5,700.573	13.86	79,010
Qualified XII (1.50)	7,724.064	13.77	106,360
Qualified XV	29,823.810	16.33	487,023
Qualified XVI	145,983.961	15.21	2,220,416
Qualified XVII	2,889.044	15.71	45,387
Qualified XVIII	18,082.799	21.84	394,928
Qualified XXVI	18,772.125	16.22	304,484
Qualified XXXII	27,198.452	9.64	262,193
Qualified XXXIII (0.65)	18.437	8.94	165
Qualified XXXIV	145,914.325	6.55	955,739
Qualified XXXVI	45,095.353	9.02	406,760
Qualified XXXVIII	145,771.523	6.62	965,007
Qualified XLIII	23,854.965	6.55	156,250
Qualified LIV	60,582.518	10.14	614,307
Qualified LVI	224,254.267	10.31	2,312,061
	13,652,551.071		$ 190,848,486
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	5,783.750	$11.29 to $11.79	$ 68,143
Contracts in accumulation period:			
Qualified XXVII	602,581.969	10.90	6,568,143
Qualified XXVIII	219,144.429	10.80	2,366,760
	827,510.148		$ 9,003,046

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,867.793	$ 12.06	$ 22,526
Qualified V	777.289	16.12	12,530
Qualified VI	688,071.523	16.49	11,346,299
Qualified VIII	644.643	16.47	10,617
Qualified X (1.15)	73,107.236	17.26	1,261,831
Qualified X (1.25)	94,879.956	16.99	1,612,010
Qualified XII (0.00)	3,619.496	13.12	47,488
Qualified XII (0.05)	41,307.288	18.33	757,163
Qualified XII (0.20)	40,973.299	12.82	525,278
Qualified XII (0.25)	1,553.791	12.74	19,795
Qualified XII (0.30)	53,660.245	12.67	679,875
Qualified XII (0.35)	2,690.392	12.60	33,899
Qualified XII (0.40)	17,913.896	17.46	312,777
Qualified XII (0.45)	15.855	12.45	197
Qualified XII (0.50)	43,424.772	13.35	579,721
Qualified XII (0.55)	63,158.972	12.31	777,487
Qualified XII (0.60)	5,009.816	12.23	61,270
Qualified XII (0.65)	280,635.236	12.16	3,412,524
Qualified XII (0.70)	35,798.263	12.09	432,801
Qualified XII (0.75)	52,509.947	12.02	631,170
Qualified XII (0.80)	116,843.345	13.36	1,561,027
Qualified XII (0.85)	93,122.707	16.64	1,549,562
Qualified XII (0.90)	7,626.882	13.23	100,904
Qualified XII (0.95)	61,281.813	16.42	1,006,247
Qualified XII (1.00)	135,526.446	16.31	2,210,436
Qualified XII (1.05)	10,237.990	16.20	165,855
Qualified XII (1.10)	26,517.148	16.09	426,661
Qualified XII (1.15)	14,863.243	15.98	237,515
Qualified XII (1.20)	12,748.473	15.87	202,318
Qualified XII (1.25)	24,291.341	15.76	382,832
Qualified XII (1.30)	1,735.024	15.65	27,153
Qualified XII (1.35)	663.933	15.55	10,324
Qualified XII (1.40)	3,181.907	15.44	49,129
Qualified XII (1.45)	208.193	15.34	3,194
Qualified XII (1.50)	1,785.388	15.23	27,191
Qualified XV	8,409.246	17.15	144,219
Qualified XVI	28,245.923	15.97	451,087
Qualified XVII	1,749.879	16.49	28,856
Qualified XVIII	3,532.075	16.99	60,010
Qualified XXVI	1,776.185	17.03	30,248
Qualified XXVII	402,279.517	9.29	3,737,177
Qualified XXXII	1,749.949	13.01	22,767
Qualified XXXIV	8,247.546	6.91	56,991
Qualified XXXVI	2,604.117	13.99	36,432
Qualified XXXVIII	17,684.333	6.97	123,260
Qualified XLIII	1,094.020	6.90	7,549
Qualified LIV	7,670.980	11.93	91,515
Qualified LVI	29,959.322	12.12	363,107
	2,527,256.633		$ 35,650,824

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	614,951.731	$ 13.34	$ 8,203,456
Contracts in accumulation period:			
ING Custom Choice 62	29,512.048	12.87	379,820
ING Custom Choice 65	37,437.446	12.03	450,372
ING MAP PLUS NP1	178,049.083	13.46	2,396,541
ING MAP PLUS NP3	2,963.848	13.38	39,656
ING MAP PLUS NP4	30,208.158	13.34	402,977
ING MAP PLUS NP6	27,305.980	13.27	362,350
ING MAP PLUS NP8	143,572.523	13.19	1,893,722
ING MAP PLUS NP9	49,268.708	13.15	647,884
ING MAP PLUS NP10	76,730.727	13.11	1,005,940
ING MAP PLUS NP11	36,492.356	13.07	476,955
ING MAP PLUS NP12	23,028.371	13.03	300,060
ING MAP PLUS NP13	51,925.431	12.99	674,511
ING MAP PLUS NP14	32,041.744	12.96	415,261
ING MAP PLUS NP15	79,465.344	12.92	1,026,692
ING MAP PLUS NP16	34,983.868	12.88	450,592
ING MAP PLUS NP17	67,268.187	12.84	863,724
ING MAP PLUS NP18	21,001.128	12.80	268,814
ING MAP PLUS NP19	29,176.641	12.77	372,586
ING MAP PLUS NP20	65,197.524	12.73	829,964
ING MAP PLUS NP21	36,122.888	12.69	458,399
ING MAP PLUS NP22	5,386.902	12.65	68,144
ING MAP PLUS NP23	17,606.072	12.62	222,189
ING MAP PLUS NP24	21,222.027	12.58	266,973
ING MAP PLUS NP25	19,650.221	12.54	246,414
ING MAP PLUS NP26	27,695.257	12.51	346,468
ING MAP PLUS NP27	851.389	12.47	10,617
ING MAP PLUS NP28	43,339.124	12.43	538,705
ING MAP PLUS NP29	24,145.159	12.39	299,159
ING MAP PLUS NP30	9,352.214	12.36	115,593
ING MAP PLUS NP32	1,153.070	12.29	14,171
ING MAP PLUS NP35	2,779.459	12.18	33,854
ING MAP PLUS NP36	963.021	12.14	11,691
Qualified V	2,304.718	27.58	63,564
Qualified VI	7,681,516.410	28.03	215,312,905
Qualified VIII	4,971.445	28.19	140,145
Qualified X (1.15)	315,242.765	31.96	10,075,159
Qualified X (1.25)	538,064.117	31.49	16,943,639
Qualified XII (0.00)	1,496,673.729	11.39	17,046,833
Qualified XII (0.05)	455,869.868	31.15	14,200,346
Qualified XII (0.10)	203.441	18.66	3,796
Qualified XII (0.20)	256,899.404	18.45	4,739,794
Qualified XII (0.25)	18,750.040	18.34	343,876
Qualified XII (0.30)	737,447.280	18.24	13,451,038
Qualified XII (0.35)	24,726.892	18.13	448,299
Qualified XII (0.40)	179,245.409	27.97	5,013,494
Qualified XII (0.45)	1,476.116	17.92	26,452

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
Qualified XII (0.50)	2,280,120.693	$ 18.61	$ 42,433,046
Qualified XII (0.55)	488,206.102	17.71	8,646,130
Qualified XII (0.60)	214,022.932	17.61	3,768,944
Qualified XII (0.65)	1,369,701.104	17.51	23,983,466
Qualified XII (0.70)	759,567.008	17.41	13,224,062
Qualified XII (0.75)	1,158,331.934	17.31	20,050,726
Qualified XII (0.80)	1,606,596.174	18.92	30,396,800
Qualified XII (0.85)	3,944,179.467	26.67	105,191,266
Qualified XII (0.90)	219,596.582	18.27	4,012,030
Qualified XII (0.95)	1,150,735.993	26.31	30,275,864
Qualified XII (1.00)	3,764,165.393	26.13	98,357,642
Qualified XII (1.05)	166,720.012	25.95	4,326,384
Qualified XII (1.10)	251,311.934	25.78	6,478,822
Qualified XII (1.15)	372,022.091	25.60	9,523,766
Qualified XII (1.20)	80,196.253	25.43	2,039,391
Qualified XII (1.25)	318,093.326	25.25	8,031,856
Qualified XII (1.30)	3,320.402	25.08	83,276
Qualified XII (1.35)	7,027.853	24.91	175,064
Qualified XII (1.40)	36,898.477	24.74	912,868
Qualified XII (1.45)	11,785.879	24.57	289,579
Qualified XII (1.50)	6,049.980	24.41	147,680
Qualified XIII	7,293.155	29.20	212,960
Qualified XV	36,580.563	29.15	1,066,323
Qualified XVI	190,163.133	27.15	5,162,929
Qualified XVII	18,043.128	28.03	505,749
Qualified XVIII	22,039.466	31.49	694,023
Qualified XXI	212,686.419	29.62	6,299,772
Qualified XXVI	3,798.064	28.95	109,954
Qualified XXVII	4,886,994.433	32.46	158,631,839
Qualified XXVIII	1,406,595.837	32.18	45,264,254
Qualified XXXII	25,384.117	13.29	337,355
Qualified XXXIII (0.65)	118,812.707	15.28	1,815,458
Qualified XXXIV	107,259.549	7.60	815,173
Qualified XXXVI	57,079.431	15.40	879,023
Qualified XXXVIII	323,172.870	7.67	2,478,736
Qualified XLIII	78,774.597	7.59	597,899
Qualified LIV	463,388.140	11.90	5,514,319
Qualified LVI	485,170.355	12.10	5,870,561
	40,206,124.836		$ 970,508,583
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	3,874,365.563	$ 22.84	$ 88,490,509
Qualified XXVIII	298,278.777	22.64	6,753,032
	4,172,644.340		$ 95,243,541

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value
Fidelity® VIP Mid Cap Portfolio - Initial Class				
Contracts in accumulation period:				
Qualified XII (0.00)	1,163,340.078	$	11.99	$ 13,948,448
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class				
Contracts in accumulation period:				
Qualified XXVII	760,132.395	$	20.58	$ 15,643,525
Qualified XXVIII	218,429.292		20.40	4,455,958
	978,561.687			$ 20,099,483
Mutual Global Discovery Fund - Class R				
Contracts in accumulation period:				
ING MAP PLUS NP1	702.361	$	16.09	$ 11,301
ING MAP PLUS NP6	4,751.950		15.86	75,366
ING MAP PLUS NP8	53,940.868		15.76	850,108
ING MAP PLUS NP9	14,299.540		15.72	224,789
ING MAP PLUS NP11	20,036.172		15.62	312,965
ING MAP PLUS NP12	6,920.333		15.58	107,819
ING MAP PLUS NP13	2,758.032		15.53	42,832
ING MAP PLUS NP14	14,730.689		15.49	228,178
ING MAP PLUS NP15	12,206.703		15.44	188,471
ING MAP PLUS NP17	9,341.686		15.35	143,395
ING MAP PLUS NP18	15,764.947		15.30	241,204
ING MAP PLUS NP19	2,865.304		15.26	43,725
ING MAP PLUS NP20	35,667.774		15.21	542,507
ING MAP PLUS NP21	8,830.604		15.17	133,960
ING MAP PLUS NP22	3,509.377		15.12	53,062
ING MAP PLUS NP23	1,938.030		15.08	29,225
ING MAP PLUS NP24	2,379.809		15.04	35,792
ING MAP PLUS NP25	1,571.334		14.99	23,554
ING MAP PLUS NP26	938.691		14.95	14,033
ING MAP PLUS NP27	297.094		14.90	4,427
ING MAP PLUS NP28	2,861.776		14.86	42,526
ING MAP PLUS NP32	175.593		14.68	2,578
ING MAP PLUS NP36	76.645		14.51	1,112
	216,565.312			$ 3,352,929

Division/Contract	Units	Unit Value	Extended Value
Franklin Small-Mid Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP3	690.912	$ 11.81	$ 8,160
ING MAP PLUS NP4	13,807.650	11.77	162,516
ING MAP PLUS NP11	176.698	11.53	2,037
ING MAP PLUS NP12	1,853.679	11.50	21,317
ING MAP PLUS NP13	546.909	11.46	6,268
ING MAP PLUS NP14	1,224.874	11.43	14,000
ING MAP PLUS NP15	2,626.577	11.40	29,943
ING MAP PLUS NP16	447.309	11.36	5,081
ING MAP PLUS NP17	2,872.068	11.33	32,541
ING MAP PLUS NP18	6,074.424	11.30	68,641
ING MAP PLUS NP21	2,141.494	11.20	23,985
ING MAP PLUS NP23	2,953.262	11.13	32,870
ING MAP PLUS NP26	2,960.690	11.03	32,656
ING MAP PLUS NP28	10,534.097	10.97	115,559
ING MAP PLUS NP30	11.317	10.90	123
ING MAP PLUS NP32	654.910	10.84	7,099
	49,576.870		$ 562,796
Franklin Small Cap Value Securities Fund - Class 2			
Currently payable annuity contracts:	119,249.317	$ 13.14	$ 1,566,936
Contracts in accumulation period:			
ING Custom Choice 62	1,673.798	12.49	20,906
ING Custom Choice 65	2,252.906	10.98	24,737
ING MAP PLUS NP4	15,207.928	12.94	196,791
ING MAP PLUS NP5	1,685.910	12.91	21,765
ING MAP PLUS NP6	2,658.160	12.87	34,211
ING MAP PLUS NP8	38,540.035	12.79	492,927
ING MAP PLUS NP9	599.385	12.75	7,642
ING MAP PLUS NP10	2,758.848	12.72	35,093
ING MAP PLUS NP11	2,888.027	12.68	36,620
ING MAP PLUS NP12	1,849.359	12.64	23,376
ING MAP PLUS NP13	8,110.230	12.60	102,189
ING MAP PLUS NP14	10,649.660	12.57	133,866
ING MAP PLUS NP15	18,203.320	12.53	228,088
ING MAP PLUS NP16	12,390.756	12.49	154,761
ING MAP PLUS NP17	8,635.315	12.46	107,596
ING MAP PLUS NP18	1,499.370	12.42	18,622
ING MAP PLUS NP19	45.713	12.38	566
ING MAP PLUS NP20	259.782	12.35	3,208
ING MAP PLUS NP21	2,367.864	12.31	29,148
ING MAP PLUS NP22	574.694	12.27	7,051
ING MAP PLUS NP23	808.458	12.24	9,896
ING MAP PLUS NP24	358.242	12.20	4,371
ING MAP PLUS NP26	3,698.424	12.13	44,862
ING MAP PLUS NP28	2,341.619	12.06	28,240
ING MAP PLUS NP29	541.194	12.02	6,505
ING MAP PLUS NP30	1,964.096	11.99	23,550
ING MAP PLUS NP32	476.951	11.92	5,685

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2 (continued)			
ING MAP PLUS NP35	794.365	$ 11.81	$ 9,381
ING MAP PLUS NP36	99.007	11.78	1,166
Qualified V	368.354	14.65	5,396
Qualified VI	1,107,964.035	14.85	16,453,266
Qualified X (1.15)	44,260.774	14.97	662,584
Qualified X (1.25)	107,113.702	14.85	1,590,638
Qualified XII (0.00)	1,573.967	16.50	25,970
Qualified XII (0.05)	36,211.624	16.24	588,077
Qualified XII (0.10)	205.686	16.36	3,365
Qualified XII (0.20)	37.400	16.23	607
Qualified XII (0.25)	46.296	16.16	748
Qualified XII (0.30)	179,700.459	16.09	2,891,380
Qualified XII (0.40)	62,253.152	15.95	992,938
Qualified XII (0.50)	835,056.638	15.82	13,210,596
Qualified XII (0.55)	39,469.472	15.75	621,644
Qualified XII (0.60)	41,203.366	15.69	646,481
Qualified XII (0.65)	274,512.775	15.62	4,287,890
Qualified XII (0.70)	51,356.059	15.55	798,587
Qualified XII (0.75)	136,277.563	15.49	2,110,939
Qualified XII (0.80)	36,126.493	15.42	557,071
Qualified XII (0.85)	181,624.024	15.36	2,789,745
Qualified XII (0.90)	19,174.079	15.29	293,172
Qualified XII (0.95)	189,715.132	15.23	2,889,361
Qualified XII (1.00)	770,867.495	15.16	11,686,351
Qualified XII (1.05)	31,208.793	15.10	471,253
Qualified XII (1.10)	27,950.142	15.04	420,370
Qualified XII (1.15)	38,808.480	14.97	580,963
Qualified XII (1.20)	24,340.771	14.91	362,921
Qualified XII (1.25)	66,300.659	14.85	984,565
Qualified XII (1.30)	1,892.476	14.78	27,971
Qualified XII (1.35)	1,407.268	14.72	20,715
Qualified XII (1.40)	3,111.533	14.66	45,615
Qualified XII (1.45)	2,447.493	14.60	35,733
Qualified XII (1.50)	324.866	14.54	4,724
Qualified XV	5,398.309	15.23	82,216
Qualified XVI	19,557.508	14.54	284,366
Qualified XVII	2,293.051	14.85	34,052
Qualified XVIII	3,372.937	14.85	50,088
Qualified XXI	31,775.234	15.42	489,974
Qualified XXVI	2,519.957	15.29	38,530
Qualified XXVII	427,581.814	16.69	7,136,340
Qualified XXVIII	535,827.127	14.28	7,651,611
Qualified XXXII	1,046.717	12.77	13,367
Qualified XXXIII (0.65)	51,226.918	15.70	804,263
Qualified XXXIV	2,302.077	8.13	18,716
Qualified XXXVIII	14,397.702	8.21	118,205
Qualified XLIII	2,264.906	8.12	18,391
Qualified LIV	21,562.120	10.86	234,165
Qualified LVI	22,760.557	11.04	251,277
	5,719,980.693		$ 86,666,952

Division/Contract	Units	Unit Value		Extended Value
Fundamental Investors^{SM}, Inc. - Class R-3				
Contracts in accumulation period:				
ING MAP PLUS NP6	19,525.732	$	8.12	$ 158,549
ING MAP PLUS NP9	9,986.633		8.10	80,892
ING MAP PLUS NP11	2,799.923		8.09	22,651
ING MAP PLUS NP13	348.750		8.07	2,814
ING MAP PLUS NP14	3,568.410		8.07	28,797
ING MAP PLUS NP15	6,503.134		8.06	52,415
ING MAP PLUS NP17	12,423.533		8.05	100,009
ING MAP PLUS NP18	293.127		8.04	2,357
ING MAP PLUS NP22	1,958.829		8.01	15,690
ING MAP PLUS NP23	484.547		8.01	3,881
ING MAP PLUS NP27	3,253.030		7.98	25,959
ING MAP PLUS NP28	538.049		7.97	4,288
ING MAP PLUS NP29	870.635		7.97	6,939
	62,554.332			$ 505,241
Fundamental Investors^{SM}, Inc. - Class R-4				
Contracts in accumulation period:				
ING Custom Choice 62	2,071.608	$	8.03	$ 16,635
Qualified V	508.984		8.01	4,077
Qualified VI	784,999.533		8.03	6,303,546
Qualified XII (0.30)	15,264.400		8.16	124,558
Qualified XII (0.40)	81,610.942		8.14	664,313
Qualified XII (0.50)	20,640.882		8.13	167,810
Qualified XII (0.55)	1,120.762		8.12	9,101
Qualified XII (0.60)	27,144.618		8.12	220,414
Qualified XII (0.65)	12,882.390		8.11	104,476
Qualified XII (0.70)	22,733.319		8.10	184,140
Qualified XII (0.75)	152,684.747		8.10	1,236,746
Qualified XII (0.80)	96,818.132		8.09	783,259
Qualified XII (0.85)	141,751.767		8.08	1,145,354
Qualified XII (0.90)	28,551.222		8.08	230,694
Qualified XII (0.95)	160,449.494		8.07	1,294,827
Qualified XII (1.00)	501,927.589		8.06	4,045,536
Qualified XII (1.05)	6,916.604		8.06	55,748
Qualified XII (1.10)	18,090.117		8.05	145,625
Qualified XII (1.15)	26,638.832		8.04	214,176
Qualified XII (1.20)	10,181.907		8.04	81,863
Qualified XII (1.25)	38,453.781		8.03	308,784
Qualified XII (1.30)	41.185		8.02	330
Qualified XII (1.35)	8.677		8.02	70
Qualified XII (1.40)	435.253		8.01	3,486
Qualified XII (1.50)	455.926		8.00	3,647
Qualified XIII	466.113		8.07	3,762
Qualified XVI	8,212.912		8.00	65,703
Qualified XXI	506,993.756		8.09	4,101,579
Qualified XXXIV	340.778		8.12	2,767
Qualified XXXVIII	4,245.833		8.20	34,816
Qualified LIV	26,511.838		8.09	214,481
Qualified LVI	1,055.996		8.16	8,617
	2,700,209.897			$ 21,780,940

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	66,751.951	$ 12.36	$ 825,054
ING MAP PLUS NP3	271.523	12.29	3,337
ING MAP PLUS NP4	27,168.247	12.25	332,811
ING MAP PLUS NP6	32,732.176	12.18	398,678
ING MAP PLUS NP8	121,108.117	12.11	1,466,619
ING MAP PLUS NP9	104,347.096	12.07	1,259,469
ING MAP PLUS NP10	39,038.061	12.04	470,018
ING MAP PLUS NP11	97,629.710	12.00	1,171,557
ING MAP PLUS NP12	18,254.397	11.96	218,323
ING MAP PLUS NP13	37,617.925	11.93	448,782
ING MAP PLUS NP14	106,754.941	11.89	1,269,316
ING MAP PLUS NP15	104,299.545	11.86	1,236,993
ING MAP PLUS NP16	14,425.892	11.82	170,514
ING MAP PLUS NP17	56,304.293	11.79	663,828
ING MAP PLUS NP18	69,189.136	11.75	812,972
ING MAP PLUS NP19	51,447.846	11.72	602,969
ING MAP PLUS NP20	51,157.085	11.69	598,026
ING MAP PLUS NP21	57,924.955	11.65	674,826
ING MAP PLUS NP22	41,918.156	11.62	487,089
ING MAP PLUS NP23	38,983.460	11.58	451,428
ING MAP PLUS NP24	5,014.732	11.55	57,920
ING MAP PLUS NP25	6,646.745	11.51	76,504
ING MAP PLUS NP26	6,878.243	11.48	78,962
ING MAP PLUS NP27	1,158.167	11.45	13,261
ING MAP PLUS NP28	57,222.324	11.41	652,907
ING MAP PLUS NP29	12,465.015	11.38	141,852
ING MAP PLUS NP30	6,590.861	11.35	74,806
ING MAP PLUS NP31	61.620	11.31	697
ING MAP PLUS NP32	2,303.266	11.28	25,981
ING MAP PLUS NP35	1,088.775	11.18	12,173
ING MAP PLUS NP36	4.429	11.15	49
Qualified XII (1.00)	62,449.577	9.33	582,655
	1,299,208.266		$ 15,280,376
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	12,134.557	$ 12.02	$ 145,857
ING Custom Choice 65	774.672	11.81	9,149
Qualified V	4,614.141	11.59	53,478
Qualified VI	5,228,768.172	11.70	61,176,588
Qualified XII (0.00)	27,349.805	12.56	343,514
Qualified XII (0.05)	6,938.141	12.54	87,004
Qualified XII (0.10)	420.772	12.49	5,255
Qualified XII (0.25)	470.224	12.38	5,821
Qualified XII (0.30)	263,366.419	12.35	3,252,575
Qualified XII (0.35)	1,517.098	12.31	18,675
Qualified XII (0.40)	101,313.769	12.28	1,244,133
Qualified XII (0.50)	3,715,842.510	12.21	45,370,437

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
(continued)			
Qualified XII (0.55)	339,960.131	$ 12.17	$ 4,137,315
Qualified XII (0.60)	73,914.566	12.14	897,323
Qualified XII (0.65)	422,408.055	12.10	5,111,137
Qualified XII (0.70)	430,520.813	12.07	5,196,386
Qualified XII (0.75)	1,206,364.628	12.04	14,524,630
Qualified XII (0.80)	1,708,652.073	12.00	20,503,825
Qualified XII (0.85)	758,979.069	11.97	9,084,979
Qualified XII (0.90)	156,731.433	11.93	1,869,806
Qualified XII (0.95)	866,847.703	11.90	10,315,488
Qualified XII (1.00)	4,122,456.695	11.87	48,933,561
Qualified XII (1.05)	96,562.500	11.83	1,142,334
Qualified XII (1.10)	147,477.767	11.80	1,740,238
Qualified XII (1.15)	247,547.079	11.77	2,913,629
Qualified XII (1.20)	33,967.350	11.73	398,437
Qualified XII (1.25)	314,662.384	11.70	3,681,550
Qualified XII (1.30)	7,273.518	11.67	84,882
Qualified XII (1.35)	7,689.785	11.63	89,432
Qualified XII (1.40)	36,064.345	11.60	418,346
Qualified XII (1.45)	8,781.354	11.57	101,600
Qualified XII (1.50)	1,553.885	11.53	17,916
Qualified XIII	1,140.450	11.90	13,571
Qualified XV	29,892.303	11.90	355,718
Qualified XVI	78,359.296	11.53	903,483
Qualified XVII	27,639.758	11.79	325,873
Qualified XXI	173,084.279	12.00	2,077,011
Qualified XXVI	2,065.655	11.96	24,705
Qualified XXVII	2,446,987.662	11.37	27,822,250
Qualified XXXIII (0.65)	12,469.763	12.43	154,999
Qualified XXXIV	51,393.942	7.89	405,498
Qualified XXXVIII	60,195.965	7.97	479,762
Qualified XLIII	25,847.701	7.89	203,938
Qualified LIV	83,434.975	11.68	974,521
Qualified LVI	41,718.227	11.88	495,613
	23,386,155.389		$ 277,112,242
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	6,050.039	$ 12.47	$ 75,444
ING MAP PLUS NP6	6,504.598	12.28	79,876
ING MAP PLUS NP8	2,242.282	12.21	27,378
ING MAP PLUS NP9	3,850.606	12.17	46,862
ING MAP PLUS NP10	6,445.219	12.14	78,245
ING MAP PLUS NP11	12,517.792	12.10	151,465
ING MAP PLUS NP12	3,716.825	12.07	44,862
ING MAP PLUS NP13	12,264.599	12.03	147,543
ING MAP PLUS NP14	6,309.764	12.00	75,717
ING MAP PLUS NP15	21,888.531	11.96	261,787
ING MAP PLUS NP16	225.488	11.93	2,690
ING MAP PLUS NP17	8,462.068	11.89	100,614

Division/Contract	Units	Unit Value	Extended Value
The Income Fund of America® - Class R-3 (continued)			
ING MAP PLUS NP18	3,279.793	$ 11.85	$ 38,866
ING MAP PLUS NP19	7,733.240	11.82	91,407
ING MAP PLUS NP20	8,434.455	11.78	99,358
ING MAP PLUS NP21	12,829.859	11.75	150,751
ING MAP PLUS NP22	1,917.648	11.72	22,475
ING MAP PLUS NP24	615.548	11.65	7,171
ING MAP PLUS NP25	10,756.402	11.61	124,882
ING MAP PLUS NP26	7,318.599	11.58	84,749
ING MAP PLUS NP28	1,335.671	11.51	15,374
ING MAP PLUS NP29	754.769	11.48	8,665
ING MAP PLUS NP30	1,450.951	11.44	16,599
ING MAP PLUS NP32	289.574	11.37	3,292
ING MAP PLUS NP35	1,983.695	11.27	22,356
ING MAP PLUS NP36	4.364	11.24	49
	149,182.379		$ 1,778,477
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	765,527.008	$10.09 to $33.68	$ 17,785,503
Contracts in accumulation period:			
ING Custom Choice 62	119.730	10.74	1,286
ING Custom Choice 65	3,681.171	10.50	38,652
ING MAP PLUS NP1	1,809.379	10.99	19,885
ING MAP PLUS NP15	0.329	10.55	3
ING MAP PLUS NP21	2,159.569	10.36	22,373
ING MAP PLUS NP25	286.188	10.24	2,931
ING MAP PLUS NP26	2,299.233	10.21	23,475
Qualified I	18,481.779	32.97	609,344
Qualified V	628.955	24.29	15,277
Qualified VI	5,334,428.257	24.80	132,293,821
Qualified VII	82,099.711	24.03	1,972,856
Qualified VIII	1,720.365	23.00	39,568
Qualified IX	1,064.542	24.45	26,028
Qualified X (1.15)	377,418.067	25.20	9,510,935
Qualified X (1.25)	962,054.095	24.80	23,858,942
Qualified XII (0.00)	39,492.878	14.01	553,295
Qualified XII (0.05)	47,132.132	27.59	1,300,376
Qualified XII (0.10)	65.921	13.85	913
Qualified XII (0.20)	35,460.961	13.69	485,461
Qualified XII (0.25)	39,380.209	13.61	535,965
Qualified XII (0.30)	206,017.350	13.53	2,787,415
Qualified XII (0.35)	9,861.580	13.45	132,638
Qualified XII (0.40)	29,954.510	19.22	575,726
Qualified XII (0.45)	36.856	13.30	490
Qualified XII (0.50)	286,439.565	13.73	3,932,815
Qualified XII (0.55)	112,620.992	13.15	1,480,966
Qualified XII (0.60)	195,593.467	13.07	2,556,407
Qualified XII (0.65)	371,665.055	12.99	4,827,929
Qualified XII (0.70)	188,224.265	12.92	2,431,858
Qualified XII (0.75)	343,743.840	12.84	4,413,671

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Qualified XII (0.80)	1,199,186.423	$ 13.63	$ 16,344,911
Qualified XII (0.85)	983,557.659	18.33	18,028,612
Qualified XII (0.90)	178,074.545	13.24	2,357,707
Qualified XII (0.95)	553,154.916	18.08	10,001,041
Qualified XII (1.00)	1,132,032.134	17.95	20,319,977
Qualified XII (1.05)	55,246.992	17.83	985,054
Qualified XII (1.10)	188,955.127	17.71	3,346,395
Qualified XII (1.15)	268,446.378	17.59	4,721,972
Qualified XII (1.20)	28,081.037	17.47	490,576
Qualified XII (1.25)	66,783.980	17.35	1,158,702
Qualified XII (1.30)	2,747.516	17.23	47,340
Qualified XII (1.35)	3,282.883	17.12	56,203
Qualified XII (1.40)	16,549.419	17.00	281,340
Qualified XII (1.45)	34.132	16.88	576
Qualified XII (1.50)	1,459.438	16.77	24,475
Qualified XIII	8.512	25.83	220
Qualified XV	10,885.558	25.79	280,739
Qualified XVI	106,516.486	24.02	2,558,526
Qualified XVII	67,835.892	25.59	1,735,920
Qualified XVIII	143,422.578	25.59	3,670,184
Qualified XIX	951.944	34.02	32,385
Qualified XX	19,757.980	33.60	663,868
Qualified XXVI	1,871.492	25.97	48,603
Qualified XXVII	844,430.990	33.33	28,144,885
Qualified XXVIII	102,341.532	33.25	3,402,856
Qualified XXX	28,285.122	31.83	900,315
Qualified XXXII	221,847.327	10.77	2,389,296
Qualified XXXIII (0.65)	5.354	11.69	63
Qualified XXXIV	136,813.207	8.45	1,156,072
Qualified XXXVI	21,940.484	11.80	258,898
Qualified XXXVIII	149,675.957	8.53	1,276,736
Qualified XLIII	12,394.711	8.44	104,611
Qualified LIV	220,708.759	10.39	2,293,164
Qualified LVI	238,935.268	10.57	2,525,546
	16,465,689.691		$ 341,844,572

Division/Contract	Units	Unit Value		Extended Value	
ING Real Estate Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP1	14,066.300	$	13.73	$	193,130
ING MAP PLUS NP3	249.894		13.65		3,411
ING MAP PLUS NP4	7,255.035		13.60		98,668
ING MAP PLUS NP6	7,381.502		13.52		99,798
ING MAP PLUS NP9	8,003.935		13.41		107,333
ING MAP PLUS NP11	4.945		13.33		66
ING MAP PLUS NP12	4,182.800		13.29		55,589
ING MAP PLUS NP13	6,494.649		13.25		86,054
ING MAP PLUS NP15	7.952		13.17		105
ING MAP PLUS NP16	10,649.005		13.13		139,821
ING MAP PLUS NP17	537.397		13.09		7,035
ING MAP PLUS NP18	15,439.271		13.05		201,482
ING MAP PLUS NP19	1,714.003		13.01		22,299
ING MAP PLUS NP20	26,089.231		12.98		338,638
ING MAP PLUS NP21	7,281.985		12.94		94,229
ING MAP PLUS NP23	2,708.525		12.86		34,832
ING MAP PLUS NP24	2,726.040		12.82		34,948
ING MAP PLUS NP25	686.174		12.79		8,776
ING MAP PLUS NP26	845.957		12.75		10,786
ING MAP PLUS NP28	4,686.547		12.67		59,379
ING MAP PLUS NP29	728.146		12.64		9,204
ING MAP PLUS NP30	390.923		12.60		4,926
	122,130.216			$	1,610,509
ING GNMA Income Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP1	6,980.006	$	12.98	$	90,600
ING MAP PLUS NP8	30,914.331		12.72		393,230
ING MAP PLUS NP9	76,545.207		12.68		970,593
ING MAP PLUS NP10	3,660.546		12.64		46,269
ING MAP PLUS NP11	8,642.041		12.61		108,976
ING MAP PLUS NP12	337.078		12.57		4,237
ING MAP PLUS NP13	1,736.638		12.53		21,760
ING MAP PLUS NP14	22,069.727		12.49		275,651
ING MAP PLUS NP15	91,261.551		12.46		1,137,119
ING MAP PLUS NP17	23,747.021		12.38		293,988
ING MAP PLUS NP18	25,701.987		12.35		317,420
ING MAP PLUS NP19	5,876.327		12.31		72,338
ING MAP PLUS NP20	16,394.630		12.27		201,162
ING MAP PLUS NP21	29,346.777		12.24		359,205
ING MAP PLUS NP22	0.488		12.20		6
ING MAP PLUS NP23	6,868.537		12.17		83,590
ING MAP PLUS NP24	1,147.410		12.13		13,918
ING MAP PLUS NP26	3,489.378		12.06		42,082
ING MAP PLUS NP28	3,264.903		11.99		39,146
ING MAP PLUS NP29	10,588.675		11.95		126,535
ING MAP PLUS NP30	1,716.520		11.92		20,461
ING MAP PLUS NP32	651.209		11.85		7,717
Qualified XII (1.00)	16,626.395		12.02		199,849
	387,567.382			$	4,825,852

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	21,114.514	$ 11.83	$ 249,785
ING MAP PLUS NP5	9,114.553	11.69	106,549
ING MAP PLUS NP8	64,875.673	11.58	751,260
ING MAP PLUS NP9	28,458.805	11.55	328,699
ING MAP PLUS NP10	24,415.206	11.52	281,263
ING MAP PLUS NP11	23,102.966	11.48	265,222
ING MAP PLUS NP12	18.566	11.45	213
ING MAP PLUS NP14	1,247.708	11.38	14,199
ING MAP PLUS NP15	15,214.704	11.35	172,687
ING MAP PLUS NP16	8,540.203	11.31	96,590
ING MAP PLUS NP17	18,664.189	11.28	210,532
ING MAP PLUS NP18	6,185.177	11.25	69,583
ING MAP PLUS NP19	8,131.788	11.21	91,157
ING MAP PLUS NP20	30,303.809	11.18	338,797
ING MAP PLUS NP21	9,978.621	11.15	111,262
ING MAP PLUS NP22	602.457	11.12	6,699
ING MAP PLUS NP23	33,539.829	11.08	371,621
ING MAP PLUS NP24	5,444.654	11.05	60,163
ING MAP PLUS NP25	15,258.911	11.02	168,153
ING MAP PLUS NP26	3,550.065	10.98	38,980
ING MAP PLUS NP28	3,731.921	10.92	40,753
ING MAP PLUS NP29	312.200	10.89	3,400
ING MAP PLUS NP32	1,951.019	10.79	21,051
	333,757.538		$ 3,798,618
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	291,628.366	$10.82 to $80.97	$ 6,357,160
Contracts in accumulation period:			
ING Custom Choice 62	8,043.383	11.44	92,016
ING Custom Choice 65	5,115.390	11.36	58,111
ING MAP PLUS NP1	50,999.875	11.80	601,799
ING MAP PLUS NP8	39,184.833	11.56	452,977
ING MAP PLUS NP9	30,932.853	11.53	356,656
ING MAP PLUS NP10	4,893.320	11.49	56,224
ING MAP PLUS NP11	103,996.462	11.46	1,191,799
ING MAP PLUS NP12	53,056.166	11.43	606,432
ING MAP PLUS NP13	34,594.391	11.39	394,030
ING MAP PLUS NP14	39,309.315	11.36	446,554
ING MAP PLUS NP15	22,519.553	11.33	255,147
ING MAP PLUS NP16	17.884	11.29	202
ING MAP PLUS NP17	14,237.790	11.26	160,318
ING MAP PLUS NP18	7,727.575	11.23	86,781
ING MAP PLUS NP19	1,370.169	11.19	15,332
ING MAP PLUS NP21	12,927.639	11.13	143,885
ING MAP PLUS NP22	2,475.504	11.09	27,453
ING MAP PLUS NP23	3,514.428	11.06	38,870
ING MAP PLUS NP24	936.420	11.03	10,329
ING MAP PLUS NP26	1,006.714	10.96	11,034

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I (continued)			
ING MAP PLUS NP27	1,190.156	$ 10.93	$ 13,008
ING MAP PLUS NP28	5,854.592	10.90	63,815
ING MAP PLUS NP29	10,568.580	10.87	114,880
ING MAP PLUS NP30	1,688.399	10.83	18,285
ING MAP PLUS NP35	709.481	10.68	7,577
Qualified I	5,474.893	80.86	442,700
Qualified V	1,064.751	20.32	21,636
Qualified VI	4,443,610.553	20.46	90,916,272
Qualified VII	60,824.677	19.06	1,159,318
Qualified VIII	5,795.638	18.83	109,132
Qualified IX	512.547	20.00	10,251
Qualified X (1.15)	227,411.108	20.80	4,730,151
Qualified X (1.25)	610,079.503	20.46	12,482,227
Qualified XII (0.00)	10,984.743	17.52	192,453
Qualified XII (0.05)	115,915.924	22.74	2,635,928
Qualified XII (0.05)	96,033.162	22.74	2,183,794
Qualified XII (0.10)	7.827	17.32	136
Qualified XII (0.20)	44,136.775	17.12	755,622
Qualified XII (0.25)	13,448.208	17.02	228,889
Qualified XII (0.30)	193,047.992	16.92	3,266,372
Qualified XII (0.35)	3,550.158	16.82	59,714
Qualified XII (0.40)	75,955.381	19.20	1,458,343
Qualified XII (0.45)	853.529	16.63	14,194
Qualified XII (0.50)	505,538.294	16.76	8,472,822
Qualified XII (0.55)	247,183.662	16.44	4,063,699
Qualified XII (0.60)	105,760.924	16.34	1,728,133
Qualified XII (0.65)	592,616.554	16.25	9,630,019
Qualified XII (0.70)	367,914.080	16.15	5,941,812
Qualified XII (0.75)	315,117.550	16.06	5,060,788
Qualified XII (0.80)	848,414.512	16.20	13,744,315
Qualified XII (0.85)	4,166,774.132	18.31	76,293,634
Qualified XII (0.90)	74,366.414	16.03	1,192,094
Qualified XII (0.95)	604,395.442	18.06	10,915,382
Qualified XII (1.00)	1,623,257.698	17.93	29,105,011
Qualified XII (1.05)	51,392.206	17.81	915,295
Qualified XII (1.10)	123,089.028	17.69	2,177,445
Qualified XII (1.15)	146,012.375	17.57	2,565,437
Qualified XII (1.20)	39,306.484	17.45	685,898
Qualified XII (1.25)	111,203.479	17.33	1,927,156
Qualified XII (1.30)	5,386.276	17.22	92,752
Qualified XII (1.35)	3,586.625	17.10	61,331
Qualified XII (1.40)	24,202.313	16.98	410,955
Qualified XII (1.45)	8,270.145	16.87	139,517
Qualified XII (1.50)	1,490.894	16.75	24,972
Qualified XV	10,242.073	21.28	217,951
Qualified XVI	110,310.259	19.82	2,186,349
Qualified XVII	110,734.650	20.85	2,308,817
Qualified XVIII	154,667.132	20.85	3,224,810

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I (continued)			
Qualified XIX	21.330	$ 82.40	$ 1,758
Qualified XX	6,309.334	80.86	510,173
Qualified XXI	20,037.818	21.62	433,218
Qualified XXVI	8,215.654	21.43	176,061
Qualified XXVII	516,805.702	81.21	41,969,791
Qualified XXVIII	128,775.892	81.03	10,434,711
Qualified XXIX	307.322	79.35	24,386
Qualified XXX	19,765.118	77.57	1,533,180
Qualified XXXII	93,825.756	11.35	1,064,922
Qualified XXXIII (0.65)	24,683.819	13.68	337,675
Qualified XXXIV	13,615.406	10.22	139,149
Qualified XXXV	3,727.139	11.20	41,744
Qualified XXXVI	33,929.839	13.80	468,232
Qualified XXXVIII	123,768.550	10.32	1,277,291
Qualified XLIII	13,128.475	10.21	134,042
Qualified LIV	136,850.307	11.24	1,538,197
Qualified LVI	312,052.039	11.44	3,569,875
	18,464,259.308		$ 378,988,605
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	32,684.226	$ 10.69	$ 349,394
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	6,561.386	$ 13.53	$ 88,776
ING Custom Choice 65	97.180	11.93	1,159
Qualified VI	1,078,234.357	12.91	13,920,006
Qualified X (1.15)	45,366.506	13.47	611,087
Qualified X (1.25)	80,025.559	13.40	1,072,342
Qualified XII (0.00)	1,062.204	13.86	14,722
Qualified XII (0.10)	181.192	13.78	2,497
Qualified XII (0.25)	53.258	13.66	728
Qualified XII (0.30)	9,699.963	13.62	132,113
Qualified XII (0.35)	4.085	13.59	56
Qualified XII (0.40)	80,612.007	13.55	1,092,293
Qualified XII (0.50)	232,508.467	13.47	3,131,889
Qualified XII (0.55)	27,949.765	13.43	375,365
Qualified XII (0.60)	19,248.784	13.39	257,741
Qualified XII (0.65)	50,756.269	13.36	678,104
Qualified XII (0.70)	18,393.428	13.32	245,000
Qualified XII (0.75)	81,327.944	13.28	1,080,035
Qualified XII (0.80)	36,325.483	13.24	480,949
Qualified XII (0.85)	95,243.163	13.21	1,258,162
Qualified XII (0.90)	16,331.736	13.17	215,089
Qualified XII (0.95)	112,019.208	13.13	1,470,812
Qualified XII (1.00)	598,063.715	13.09	7,828,654
Qualified XII (1.05)	7,668.438	13.06	100,150
Qualified XII (1.10)	24,475.306	13.02	318,668

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class (continued)			
Qualified XII (1.15)	31,749.372	$ 12.98	$ 412,107
Qualified XII (1.20)	6,496.479	12.95	84,129
Qualified XII (1.25)	55,264.527	12.91	713,465
Qualified XII (1.35)	447.510	12.84	5,746
Qualified XII (1.40)	3,018.158	12.80	38,632
Qualified XII (1.45)	4,678.103	12.76	59,693
Qualified XV	861.267	13.13	11,308
Qualified XVI	14,642.896	12.73	186,404
Qualified XVII	5,587.891	13.01	72,698
Qualified XVIII	5,444.672	13.58	73,939
Qualified XXVI	153.336	13.20	2,024
Qualified XXXII	1,877.730	13.40	25,162
Qualified XXXIV	5,151.607	6.67	34,361
Qualified XXXVIII	1,389.903	6.73	9,354
Qualified XLIII	772.862	6.66	5,147
Qualified LIV	37,826.680	11.80	446,355
Qualified LVI	5,690.048	12.00	68,281
	2,803,262.444		$ 36,625,202
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	30,186.873	$7.55 to $7.67	$ 230,098
Contracts in accumulation period:			
ING Custom Choice 62	106.654	8.09	863
ING Custom Choice 65	11,111.727	8.29	92,116
Qualified V	2,383.506	8.05	19,187
Qualified VI	3,389,622.536	8.09	27,422,046
Qualified VIII	1,190.609	8.09	9,632
Qualified X (1.15)	204,695.155	8.11	1,660,078
Qualified X (1.25)	178,197.324	8.09	1,441,616
Qualified XII (0.00)	13,275.267	8.39	111,379
Qualified XII (0.05)	34,643.815	8.38	290,315
Qualified XII (0.25)	6,595.993	8.33	54,945
Qualified XII (0.30)	57,151.308	8.32	475,499
Qualified XII (0.35)	12,460.274	8.31	103,545
Qualified XII (0.40)	98,450.520	8.30	817,139
Qualified XII (0.45)	819.536	8.29	6,794
Qualified XII (0.50)	171,737.864	8.28	1,421,990
Qualified XII (0.55)	77,220.413	8.26	637,841
Qualified XII (0.60)	52,438.576	8.25	432,618
Qualified XII (0.65)	370,713.396	8.24	3,054,678
Qualified XII (0.70)	114,730.962	8.23	944,236
Qualified XII (0.75)	89,340.881	8.22	734,382
Qualified XII (0.80)	225,641.164	8.21	1,852,514
Qualified XII (0.85)	382,204.794	8.19	3,130,257
Qualified XII (0.90)	32,318.961	8.18	264,369
Qualified XII (0.95)	336,255.302	8.17	2,747,206
Qualified XII (1.00)	925,792.625	8.16	7,554,468
Qualified XII (1.05)	83,443.150	8.15	680,062
Qualified XII (1.10)	121,001.096	8.14	984,949

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)			
Qualified XII (1.15)	56,474.086	$ 8.12	$ 458,570
Qualified XII (1.20)	25,758.715	8.11	208,903
Qualified XII (1.25)	73,143.333	8.10	592,461
Qualified XII (1.30)	11,667.080	8.09	94,387
Qualified XII (1.35)	4,525.707	8.08	36,568
Qualified XII (1.40)	22,193.183	8.07	179,099
Qualified XII (1.45)	3,188.330	8.06	25,698
Qualified XII (1.50)	5,416.529	8.04	43,549
Qualified XV	21,158.906	8.16	172,657
Qualified XVI	89,344.039	8.03	717,433
Qualified XVII	2,670.969	8.09	21,608
Qualified XVIII	16,627.287	8.15	135,512
Qualified XXII	494.838	8.27	4,092
Qualified XXVI	22,055.632	8.17	180,195
Qualified XXVII	1,823,999.123	8.15	14,865,593
Qualified XXVIII	230,726.012	8.15	1,880,417
Qualified XXXII	14,042.659	8.09	113,605
Qualified XXXIV	70,759.036	7.68	543,429
Qualified XXXVI	15,676.155	8.25	129,328
Qualified XXXVIII	30,788.432	7.75	238,610
Qualified XLIII	10,063.261	7.67	77,185
Qualified LIV	19,879.242	8.19	162,811
Qualified LVI	115,691.535	8.33	963,710
	9,710,074.370		$ 79,020,242
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	574.854	$ 9.65	$ 5,547
Qualified XII (0.50)	16,099.179	9.49	152,781
	16,674.033		$ 158,328
ING BlackRock Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Qualified XXXV	21,524.618	$ 8.20	$ 176,502
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	485.801	$ 8.85	$ 4,299
ING Custom Choice 65	625.378	8.95	5,597
Qualified V	210.786	8.83	1,861
Qualified VI	1,236,550.629	8.85	10,943,473
Qualified X (1.15)	19,955.977	8.87	177,010
Qualified X (1.25)	93,396.804	8.86	827,496
Qualified XII (0.00)	1,674.403	9.00	15,070
Qualified XII (0.10)	48.519	8.99	436
Qualified XII (0.25)	387.886	8.97	3,479
Qualified XII (0.30)	80,000.895	8.96	716,808
Qualified XII (0.40)	147,419.336	8.95	1,319,403

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio -			
Institutional Class (continued)			
Qualified XII (0.50)	796,150.398	$ 8.94	$ 7,117,585
Qualified XII (0.55)	57,102.370	8.93	509,924
Qualified XII (0.60)	20,273.255	8.93	181,040
Qualified XII (0.65)	33,811.751	8.92	301,601
Qualified XII (0.70)	36,167.274	8.92	322,612
Qualified XII (0.75)	193,885.296	8.91	1,727,518
Qualified XII (0.80)	237,653.856	8.90	2,115,119
Qualified XII (0.85)	221,504.167	8.90	1,971,387
Qualified XII (0.90)	16,446.710	8.89	146,211
Qualified XII (0.95)	160,570.448	8.89	1,427,471
Qualified XII (1.00)	932,709.961	8.88	8,282,464
Qualified XII (1.05)	12,091.912	8.87	107,255
Qualified XII (1.10)	21,832.545	8.87	193,655
Qualified XII (1.15)	59,191.244	8.86	524,434
Qualified XII (1.20)	9,241.845	8.86	81,883
Qualified XII (1.25)	46,290.793	8.85	409,674
Qualified XII (1.35)	267.053	8.84	2,361
Qualified XII (1.40)	5,568.367	8.83	49,169
Qualified XII (1.45)	937.637	8.82	8,270
Qualified XV	1,413.189	8.89	12,563
Qualified XVI	14,009.814	8.82	123,567
Qualified XVII	1,552.325	8.85	13,738
Qualified XVIII	4,281.196	9.00	38,531
Qualified XXI	7,089.739	8.90	63,099
Qualified XXVI	2,525.589	8.91	22,503
Qualified XXVII	1,054,466.675	8.88	9,363,664
Qualified XXVIII	117,562.901	8.88	1,043,959
Qualified XXXII	2,320.606	8.86	20,561
Qualified XXXIV	5,145.024	8.92	45,894
Qualified XXXVIII	2,537.396	9.00	22,837
Qualified XLIII	276.928	8.91	2,467
Qualified LIV	7,535.489	8.90	67,066
Qualified LVI	11,928.609	8.97	107,000
	5,675,098.776		$ 50,442,014
ING Clarion Real Estate Portfolio - Institutional Class			
Currently payable annuity contracts	158,323.503	$8.00 to $8.31	$ 1,315,445

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	5,810.799	$ 8.14	$ 47,300
ING Custom Choice 65	2,871.938	8.41	24,153
ING MAP PLUS NP1	96,334.895	8.51	819,810
ING MAP PLUS NP4	605.365	8.46	5,121
ING MAP PLUS NP5	4,049.005	8.44	34,174
ING MAP PLUS NP8	19,686.676	8.40	165,368
ING MAP PLUS NP9	14,360.085	8.38	120,338
ING MAP PLUS NP10	43.342	8.37	363
ING MAP PLUS NP11	8,179.850	8.35	68,302
ING MAP PLUS NP12	6,822.801	8.34	56,902
ING MAP PLUS NP13	4,725.851	8.32	39,319
ING MAP PLUS NP14	29,563.338	8.31	245,671
ING MAP PLUS NP15	5,284.484	8.29	43,808
ING MAP PLUS NP17	8,058.527	8.26	66,563
ING MAP PLUS NP18	3,377.081	8.24	27,827
ING MAP PLUS NP19	1,142.075	8.23	9,399
ING MAP PLUS NP20	3,862.741	8.21	31,713
ING MAP PLUS NP23	202.983	8.17	1,658
ING MAP PLUS NP24	529.975	8.15	4,319
ING MAP PLUS NP25	7,920.016	8.14	64,469
ING MAP PLUS NP26	213.044	8.12	1,730
ING MAP PLUS NP28	3,186.671	8.09	25,780
ING MAP PLUS NP30	361.584	8.06	2,914
Qualified V	680.429	8.09	5,505
Qualified VI	672,126.414	8.14	5,471,109
Qualified XII (0.00)	3,940.892	8.52	33,576
Qualified XII (0.25)	308.859	8.45	2,610
Qualified XII (0.30)	9,683.852	8.43	81,635
Qualified XII (0.40)	75,264.206	8.40	632,219
Qualified XII (0.50)	739,249.879	8.37	6,187,521
Qualified XII (0.55)	22,751.566	8.35	189,976
Qualified XII (0.60)	6,099.799	8.34	50,872
Qualified XII (0.65)	54,607.649	8.32	454,336
Qualified XII (0.70)	18,557.069	8.31	154,209
Qualified XII (0.75)	106,008.263	8.29	878,809
Qualified XII (0.80)	74,993.576	8.28	620,947
Qualified XII (0.85)	182,568.760	8.26	1,508,018
Qualified XII (0.90)	9,314.659	8.25	76,846
Qualified XII (0.95)	128,569.995	8.23	1,058,131
Qualified XII (1.00)	712,984.693	8.22	5,860,734
Qualified XII (1.05)	6,343.115	8.20	52,014
Qualified XII (1.10)	18,034.861	8.19	147,706
Qualified XII (1.15)	22,483.140	8.17	183,687
Qualified XII (1.20)	3,648.518	8.16	29,772
Qualified XII (1.25)	48,612.658	8.14	395,707
Qualified XII (1.30)	1,775.471	8.13	14,435
Qualified XII (1.35)	2,021.884	8.11	16,397

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class (continued)			
Qualified XII (1.40)	1,689.686	$ 8.10	$ 13,686
Qualified XII (1.45)	27.640	8.08	223
Qualified XII (1.50)	6.112	8.07	49
Qualified XV	4,786.897	8.23	39,396
Qualified XVI	7,917.745	8.07	63,896
Qualified XXI	21,836.961	8.28	180,810
Qualified XXVI	2,298.695	8.25	18,964
Qualified XXXIV	88.736	7.20	639
Qualified XXXVIII	1,374.206	7.27	9,990
Qualified XLIII	926.700	7.19	6,663
Qualified LIV	6,587.912	8.32	54,811
Qualified LVI	24,498.303	8.46	207,256
	3,219,862.926		$ 26,610,155
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	523.748	$ 11.29	$ 5,913
ING Custom Choice 65	623.690	11.79	7,353
ING MAP PLUS NP6	5,848.627	11.77	68,838
ING MAP PLUS NP11	1,112.171	11.63	12,935
ING MAP PLUS NP13	14,647.213	11.58	169,615
ING MAP PLUS NP14	4,966.568	11.55	57,364
ING MAP PLUS NP17	3,435.213	11.47	39,402
ING MAP PLUS NP18	53.833	11.45	616
ING MAP PLUS NP20	715.868	11.39	8,154
ING MAP PLUS NP21	229.923	11.37	2,614
ING MAP PLUS NP22	443.363	11.34	5,028
ING MAP PLUS NP23	464.751	11.31	5,256
ING MAP PLUS NP24	3,263.498	11.29	36,845
ING MAP PLUS NP25	2,500.103	11.26	28,151
ING MAP PLUS NP26	105.048	11.23	1,180
ING MAP PLUS NP28	194.314	11.18	2,172
ING MAP PLUS NP29	356.385	11.15	3,974
Qualified VI	223,097.942	11.29	2,518,776
Qualified XII (0.00)	1,862.112	11.97	22,289
Qualified XII (0.25)	60.970	11.83	721
Qualified XII (0.30)	133,867.995	11.80	1,579,642
Qualified XII (0.40)	24,728.239	11.74	290,310
Qualified XII (0.50)	32,693.502	11.69	382,187
Qualified XII (0.55)	5,622.148	11.66	65,554
Qualified XII (0.60)	2,592.697	11.63	30,153
Qualified XII (0.65)	8,257.755	11.61	95,873
Qualified XII (0.70)	9,252.551	11.58	107,145
Qualified XII (0.75)	37,738.031	11.55	435,874
Qualified XII (0.80)	22,435.733	11.53	258,684
Qualified XII (0.85)	36,112.390	11.50	415,292
Qualified XII (0.90)	3,207.344	11.47	36,788
Qualified XII (0.95)	41,978.543	11.44	480,235
Qualified XII (1.00)	143,976.924	11.42	1,644,216

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Service Class (continued)			
Qualified XII (1.05)	5,786.216	$ 11.39	$ 65,905
Qualified XII (1.10)	10,282.549	11.36	116,810
Qualified XII (1.15)	5,205.965	11.34	59,036
Qualified XII (1.20)	2,247.686	11.31	25,421
Qualified XII (1.25)	16,362.079	11.29	184,728
Qualified XII (1.30)	110.390	11.26	1,243
Qualified XII (1.35)	344.974	11.23	3,874
Qualified XII (1.40)	1,142.653	11.21	12,809
Qualified XII (1.45)	44.318	11.18	495
Qualified XII (1.50)	511.551	11.15	5,704
Qualified XV	2,123.601	11.44	24,294
Qualified XVI	5,272.697	11.15	58,791
Qualified XXI	12,866.508	11.53	148,351
Qualified XXVI	27.078	11.47	311
Qualified XXXIV	943.335	8.44	7,962
Qualified XXXVIII	2,366.612	8.52	20,164
Qualified XLIII	27.968	8.43	236
Qualified LIV	1,748.452	11.66	20,387
Qualified LVI	12,043.264	11.86	142,833
	846,427.088		$ 9,718,503
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	482.524	$ 13.39	$ 6,461
Qualified XII (0.50)	28,245.444	13.16	371,710
	28,727.968		$ 378,171
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	2,409.133	$ 12.20	$ 29,391
ING Custom Choice 65	417.765	12.75	5,327
ING MAP PLUS NP1	50,130.718	12.89	646,185
ING MAP PLUS NP5	2,795.056	12.77	35,693
ING MAP PLUS NP6	31,934.538	12.74	406,846
ING MAP PLUS NP8	24,060.822	12.68	305,091
ING MAP PLUS NP9	26,925.576	12.65	340,609
ING MAP PLUS NP10	11,360.226	12.62	143,366
ING MAP PLUS NP11	10,659.244	12.59	134,200
ING MAP PLUS NP12	17,244.377	12.56	216,589
ING MAP PLUS NP13	5,874.789	12.53	73,611
ING MAP PLUS NP14	33,123.490	12.50	414,044
ING MAP PLUS NP15	45,076.816	12.47	562,108
ING MAP PLUS NP16	99.744	12.45	1,242
ING MAP PLUS NP17	9,242.667	12.42	114,794
ING MAP PLUS NP18	4,251.642	12.39	52,678
ING MAP PLUS NP19	3,054.058	12.36	37,748
ING MAP PLUS NP20	290.608	12.33	3,583
ING MAP PLUS NP21	5,635.881	12.30	69,321
ING MAP PLUS NP22	10,457.996	12.27	128,320
ING MAP PLUS NP23	843.240	12.24	10,321

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
ING MAP PLUS NP24	808.540	12.21	9,872
ING MAP PLUS NP25	3,613.469	12.19	44,048
ING MAP PLUS NP26	1,679.838	12.16	20,427
ING MAP PLUS NP27	344.228	12.13	4,175
ING MAP PLUS NP28	3,398.793	12.10	41,125
ING MAP PLUS NP29	2,030.427	12.07	24,507
ING MAP PLUS NP30	789.287	12.04	9,503
Qualified VI	732,665.664	12.20	8,938,521
Qualified VIII	731.086	12.20	8,919
Qualified XII (0.00)	2,260.016	12.94	29,245
Qualified XII (0.10)	31.620	12.88	407
Qualified XII (0.25)	151.949	12.79	1,943
Qualified XII (0.30)	16,014.969	12.76	204,351
Qualified XII (0.40)	14,866.461	12.70	188,804
Qualified XII (0.50)	619,869.994	12.64	7,835,157
Qualified XII (0.55)	17,784.222	12.61	224,259
Qualified XII (0.60)	4,816.718	12.58	60,594
Qualified XII (0.65)	48,241.363	12.55	605,429
Qualified XII (0.70)	27,094.486	12.52	339,223
Qualified XII (0.75)	137,504.069	12.49	1,717,426
Qualified XII (0.80)	24,277.163	12.46	302,493
Qualified XII (0.85)	99,300.949	12.44	1,235,304
Qualified XII (0.90)	4,458.989	12.41	55,336
Qualified XII (0.95)	90,157.056	12.38	1,116,144
Qualified XII (1.00)	811,140.105	12.35	10,017,580
Qualified XII (1.05)	4,780.755	12.32	58,899
Qualified XII (1.10)	18,853.338	12.29	231,708
Qualified XII (1.15)	21,205.822	12.26	259,983
Qualified XII (1.20)	3,643.500	12.23	44,560
Qualified XII (1.25)	43,589.822	12.20	531,796
Qualified XII (1.30)	202.209	12.18	2,463
Qualified XII (1.35)	1,932.038	12.15	23,474
Qualified XII (1.40)	608.097	12.12	7,370
Qualified XII (1.45)	18.899	12.09	228
Qualified XII (1.50)	634.166	12.06	7,648
Qualified XV	757.536	12.38	9,378
Qualified XVI	12,567.920	12.06	151,569
Qualified XXI	226,741.819	12.46	2,825,203
Qualified XXVI	355.156	12.41	4,407
Qualified XXXIV	571.073	8.19	4,677
Qualified XXXVIII	252.427	8.26	2,085
Qualified XLIII	18.790	8.18	154
Qualified LIV	49,152.262	12.61	619,810
Qualified LVI	4,685.438	12.82	60,067
	3,350,490.914		$ 41,611,338
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.20)	2,426.531	$ 11.31	$ 27,444

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	15,161.090	$ 10.65	$ 161,466
ING Custom Choice 65	13,768.048	10.94	150,622
ING MAP PLUS NP6	5,754.808	12.38	71,245
Qualified V	41.531	10.60	440
Qualified VI	2,784,019.623	10.65	29,649,809
Qualified VIII	737.518	10.65	7,855
Qualified XII (0.00)	2,231.317	11.08	24,723
Qualified XII (0.05)	73,220.829	11.08	811,287
Qualified XII (0.10)	62.020	11.04	685
Qualified XII (0.25)	11,222.133	10.99	123,331
Qualified XII (0.30)	90,162.479	10.97	989,082
Qualified XII (0.35)	1,236.224	10.96	13,549
Qualified XII (0.40)	238,320.263	10.94	2,607,224
Qualified XII (0.45)	209.760	10.92	2,291
Qualified XII (0.50)	94,741.506	10.90	1,032,682
Qualified XII (0.55)	67,304.375	10.89	732,945
Qualified XII (0.60)	35,738.855	10.87	388,481
Qualified XII (0.65)	245,705.318	10.85	2,665,903
Qualified XII (0.70)	110,614.852	10.84	1,199,065
Qualified XII (0.75)	262,130.057	10.82	2,836,247
Qualified XII (0.80)	465,678.749	10.80	5,029,330
Qualified XII (0.85)	330,672.836	10.79	3,567,960
Qualified XII (0.90)	36,081.357	10.77	388,596
Qualified XII (0.95)	459,391.106	10.75	4,938,454
Qualified XII (1.00)	1,212,148.599	10.73	13,006,354
Qualified XII (1.05)	37,878.271	10.72	406,055
Qualified XII (1.10)	79,613.637	10.70	851,866
Qualified XII (1.15)	118,022.090	10.68	1,260,476
Qualified XII (1.20)	19,307.819	10.67	206,014
Qualified XII (1.25)	115,701.148	10.65	1,232,217
Qualified XII (1.30)	4.985	10.63	53
Qualified XII (1.35)	1,251.051	10.62	13,286
Qualified XII (1.40)	7,495.828	10.60	79,456
Qualified XII (1.45)	402.629	10.58	4,260
Qualified XII (1.50)	1,588.009	10.57	16,785
Qualified XIII	1,274.432	10.75	13,700
Qualified XV	29,621.586	10.75	318,432
Qualified XVI	58,025.742	10.57	613,332
Qualified XVII	3,363.380	10.66	35,854
Qualified XXI	53,647.419	10.80	579,392
Qualified XXVI	32,002.310	10.82	346,265
Qualified XXVII	1,751,786.344	10.80	18,919,293
Qualified XXVIII	925,039.451	10.80	9,990,426
Qualified XXXIV	5,866.910	8.19	48,050
Qualified XXXVI	14,244.745	10.89	155,125
Qualified XXXVIII	27,262.305	8.27	225,459
Qualified XLIII	10,227.486	8.19	83,763
Qualified LIV	41,649.479	10.83	451,064
Qualified LVI	137,727.924	11.02	1,517,762
	10,029,360.233		$ 107,768,011

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	2,133.609	$ 7.27	$ 15,511
ING MAP PLUS NP11	39.510	7.26	287
ING MAP PLUS NP15	9,202.930	7.24	66,629
ING MAP PLUS NP17	756.394	7.23	5,469
ING MAP PLUS NP26	14.612	7.17	105
ING MAP PLUS NP28	3,057.425	7.16	21,891
ING MAP PLUS NP30	34.969	7.15	250
Qualified VI	218,794.194	7.18	1,570,942
Qualified XII (0.00)	378.948	8.00	3,032
Qualified XII (0.30)	405.161	7.93	3,213
Qualified XII (0.40)	18,255.967	7.91	144,405
Qualified XII (0.50)	1,079,823.374	7.88	8,509,008
Qualified XII (0.55)	3,851.066	7.87	30,308
Qualified XII (0.60)	548.335	7.86	4,310
Qualified XII (0.65)	736.601	7.85	5,782
Qualified XII (0.70)	992.628	7.84	7,782
Qualified XII (0.75)	29,195.737	7.83	228,603
Qualified XII (0.80)	42,494.290	7.82	332,305
Qualified XII (0.85)	124,255.470	7.81	970,435
Qualified XII (0.90)	4,202.469	7.80	32,779
Qualified XII (0.95)	22,039.901	7.78	171,470
Qualified XII (1.00)	82,836.798	7.77	643,642
Qualified XII (1.05)	3,346.371	7.76	25,968
Qualified XII (1.10)	2,610.403	7.75	20,231
Qualified XII (1.15)	4,550.513	7.74	35,221
Qualified XII (1.20)	3,476.933	7.73	26,877
Qualified XII (1.25)	3,406.415	7.72	26,298
Qualified XII (1.40)	133.291	7.69	1,025
Qualified XII (1.50)	598.869	7.66	4,587
Qualified XIII	478.119	7.22	3,452
Qualified XV	15,219.748	7.22	109,887
Qualified XVI	1,943.867	7.15	13,899
Qualified XXI	1,279.345	7.24	9,262
Qualified XLIII	403.395	7.26	2,929
Qualified LIV	3,793.819	7.24	27,467
Qualified LVI	6,195.603	7.30	45,228
	1,691,487.079		$ 13,120,489
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	25,309.161	$ 16.62	$ 420,638
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	1,034,573.407	$ 17.38	$ 17,980,886
Qualified XXVIII	1,088,011.663	17.39	18,920,523
	2,122,585.070		$ 36,901,409

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	919.646	$ 20.05	$ 18,439
ING Custom Choice 65	1,486.588	20.94	31,129
ING MAP PLUS NP1	51,498.809	13.32	685,964
ING MAP PLUS NP10	2,812.267	13.10	36,841
ING MAP PLUS NP11	13,834.688	13.08	180,958
ING MAP PLUS NP12	5,744.964	13.05	74,972
ING MAP PLUS NP13	1,667.122	13.03	21,723
ING MAP PLUS NP14	1,717.755	13.00	22,331
ING MAP PLUS NP15	11,382.871	12.98	147,750
ING MAP PLUS NP17	385.449	12.93	4,984
ING MAP PLUS NP23	4,462.333	12.79	57,073
ING MAP PLUS NP24	2,098.589	12.77	26,799
ING MAP PLUS NP25	5,303.579	12.74	67,568
ING MAP PLUS NP26	2,897.089	12.72	36,851
ING MAP PLUS NP28	2,311.226	12.67	29,283
ING MAP PLUS NP29	702.008	12.65	8,880
ING MAP PLUS NP30	229.018	12.63	2,892
Qualified VI	654,303.435	20.05	13,118,784
Qualified XII (0.00)	7,915.305	21.25	168,200
Qualified XII (0.10)	42.084	21.15	890
Qualified XII (0.25)	162.662	21.01	3,418
Qualified XII (0.30)	8,089.059	20.96	169,547
Qualified XII (0.40)	21,303.939	20.86	444,400
Qualified XII (0.50)	26,524.892	20.76	550,657
Qualified XII (0.55)	9,733.559	20.71	201,582
Qualified XII (0.60)	6,878.403	20.67	142,177
Qualified XII (0.65)	78,429.122	20.62	1,617,208
Qualified XII (0.70)	13,226.234	20.57	272,064
Qualified XII (0.75)	7,843.774	20.52	160,954
Qualified XII (0.80)	36,507.309	20.47	747,305
Qualified XII (0.85)	65,792.673	20.42	1,343,486
Qualified XII (0.90)	13,324.623	20.38	271,556
Qualified XII (0.95)	83,698.924	20.33	1,701,599
Qualified XII (1.00)	219,824.573	20.28	4,458,042
Qualified XII (1.05)	9,500.101	20.23	192,187
Qualified XII (1.10)	20,251.914	20.19	408,886
Qualified XII (1.15)	19,215.171	20.14	386,994
Qualified XII (1.20)	2,594.397	20.09	52,121
Qualified XII (1.25)	27,744.829	20.05	556,284
Qualified XII (1.30)	82.343	20.00	1,647
Qualified XII (1.35)	5.922	19.95	118
Qualified XII (1.40)	1,614.167	19.91	32,138
Qualified XII (1.45)	485.112	19.86	9,634
Qualified XII (1.50)	448.538	19.81	8,886
Qualified XIII	2,992.493	20.33	60,837
Qualified XV	4,352.957	20.33	88,496
Qualified XVI	12,656.053	19.81	250,716

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING JPMorgan Emerging Markets Equity Portfolio -					
Service Class (continued)					
Qualified XVII	829.771	$	20.05	$	16,637
Qualified XXVI	3,975.153		20.38		81,014
Qualified XXXIV	4,758.713		8.34		39,688
Qualified XXXVIII	14,025.757		8.42		118,097
Qualified XLIII	2,539.803		8.33		21,157
Qualified LIV	13,330.607		20.71		276,077
Qualified LVI	36,056.292		21.06		759,346
	1,540,514.664			$	30,187,266
ING JPMorgan Small Cap Core Equity Portfolio -					
Service Class					
Contracts in accumulation period:					
Qualified VI	86,998.378	$	10.99	$	956,112
Qualified XII (0.00)	480.807		11.65		5,601
Qualified XII (0.30)	817.616		11.49		9,394
Qualified XII (0.35)	2,374.929		11.46		27,217
Qualified XII (0.40)	1,623.398		11.43		18,555
Qualified XII (0.50)	82,443.529		11.38		938,207
Qualified XII (0.55)	686.263		11.35		7,789
Qualified XII (0.60)	2,522.059		11.33		28,575
Qualified XII (0.65)	14,167.492		11.30		160,093
Qualified XII (0.70)	1,200.529		11.27		13,530
Qualified XII (0.75)	1,061.699		11.25		11,944
Qualified XII (0.80)	9,373.018		11.22		105,165
Qualified XII (0.85)	12,595.123		11.20		141,065
Qualified XII (0.90)	597.407		11.17		6,673
Qualified XII (0.95)	44,772.992		11.14		498,771
Qualified XII (1.00)	34,155.897		11.12		379,814
Qualified XII (1.05)	1,235.374		11.09		13,700
Qualified XII (1.10)	3,671.966		11.07		40,649
Qualified XII (1.15)	2,739.120		11.04		30,240
Qualified XII (1.20)	1,395.916		11.01		15,369
Qualified XII (1.25)	6,435.728		10.99		70,729
Qualified XII (1.40)	1,694.775		10.91		18,490
Qualified XII (1.45)	16.124		10.89		176
Qualified XII (1.50)	26.884		10.86		292
Qualified XVI	3,561.533		10.86		38,678
Qualified XXXIV	41.504		8.29		344
Qualified XXXVIII	1,668.909		8.37		13,969
Qualified LIV	2,626.024		11.35		29,805
Qualified LVI	3,166.555		11.54		36,542
	324,151.548			$	3,617,488

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Currently payable annuity contracts:	126,763.583	$8.00 to $8.30	$ 1,050,729
Contracts in accumulation period:			
ING Custom Choice 62	2,069.812	8.21	16,993
ING Custom Choice 65	8,709.021	8.48	73,852
ING MAP PLUS NP8	873.388	8.45	7,380
ING MAP PLUS NP9	17,084.405	8.43	144,022
ING MAP PLUS NP11	7,934.861	8.40	66,653
ING MAP PLUS NP12	204.893	8.39	1,719
ING MAP PLUS NP15	22,655.861	8.34	188,950
ING MAP PLUS NP17	7,607.911	8.31	63,222
ING MAP PLUS NP18	68,283.765	8.29	566,072
ING MAP PLUS NP20	5,914.798	8.26	48,856
ING MAP PLUS NP21	6,972.355	8.25	57,522
ING MAP PLUS NP25	709.591	8.19	5,812
ING MAP PLUS NP28	127.828	8.14	1,041
ING MAP PLUS NP30	4,220.957	8.11	34,232
ING MAP PLUS NP35	4,646.986	8.04	37,362
Qualified V	2,108.509	8.16	17,205
Qualified VI	2,576,587.842	8.21	21,153,786
Qualified VIII	1,899.267	8.21	15,593
Qualified X (1.15)	108,269.987	8.24	892,145
Qualified X (1.25)	404,179.591	8.21	3,318,314
Qualified XII (0.00)	11,196.983	8.60	96,294
Qualified XII (0.20)	54.680	8.54	467
Qualified XII (0.25)	11,003.536	8.52	93,750
Qualified XII (0.30)	661,332.744	8.50	5,621,328
Qualified XII (0.40)	64,037.908	8.47	542,401
Qualified XII (0.50)	184,400.828	8.44	1,556,343
Qualified XII (0.55)	110,172.416	8.43	928,753
Qualified XII (0.60)	167,012.328	8.41	1,404,574
Qualified XII (0.65)	882,660.085	8.40	7,414,345
Qualified XII (0.70)	131,609.400	8.38	1,102,887
Qualified XII (0.75)	391,456.487	8.36	3,272,576
Qualified XII (0.80)	133,909.769	8.35	1,118,147
Qualified XII (0.85)	418,088.381	8.33	3,482,676
Qualified XII (0.90)	25,766.208	8.32	214,375
Qualified XII (0.95)	565,944.367	8.30	4,697,338
Qualified XII (1.00)	1,655,045.421	8.29	13,720,327
Qualified XII (1.05)	72,755.502	8.27	601,688
Qualified XII (1.10)	66,331.205	8.26	547,896
Qualified XII (1.15)	48,480.778	8.24	399,482
Qualified XII (1.20)	39,544.684	8.23	325,453
Qualified XII (1.25)	194,530.685	8.21	1,597,097
Qualified XII (1.30)	1,496.779	8.20	12,274
Qualified XII (1.35)	6,036.978	8.18	49,382
Qualified XII (1.40)	14,577.300	8.17	119,097
Qualified XII (1.45)	8,887.674	8.15	72,435
Qualified XII (1.50)	9,927.756	8.14	80,812

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional Class (continued)			
Qualified XIII	775.964	$ 8.30	$ 6,441
Qualified XV	30,271.257	8.30	251,251
Qualified XVI	92,494.178	8.14	752,903
Qualified XVII	541.848	8.21	4,449
Qualified XVIII	7,656.572	8.29	63,473
Qualified XXVI	2,651.927	8.32	22,064
Qualified XXXII	2,208.404	8.21	18,131
Qualified XXXIV	11,645.601	7.30	85,013
Qualified XXXVIII	19,921.923	7.37	146,825
Qualified XLIII	4,259.074	7.29	31,049
Qualified LIV	94,423.951	8.39	792,217
Qualified LVI	74,341.844	8.53	634,136
	9,595,278.636		$ 79,641,609
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	3,457.167	$ 8.38	$ 28,971
ING MAP PLUS NP10	51,441.955	8.36	430,055
ING MAP PLUS NP12	22,115.495	8.33	184,222
ING MAP PLUS NP15	2,373.200	8.29	19,674
ING MAP PLUS NP16	371.717	8.27	3,074
ING MAP PLUS NP26	189.308	8.12	1,537
ING MAP PLUS NP30	112.213	8.06	904
	80,061.055		$ 668,437
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	112.905	$ 8.38	$ 946
ING Custom Choice 65	1,337.441	8.51	11,382
Qualified VI	181,682.529	8.38	1,522,500
Qualified VIII	1,026.655	8.38	8,603
Qualified X (1.15)	7,135.015	8.40	59,934
Qualified X (1.25)	34,311.826	8.38	287,533
Qualified XII (0.00)	120.205	8.57	1,030
Qualified XII (0.30)	4,525.032	8.52	38,553
Qualified XII (0.40)	9,938.854	8.51	84,580
Qualified XII (0.50)	85,583.999	8.49	726,608
Qualified XII (0.55)	6,623.265	8.48	56,165
Qualified XII (0.60)	1,931.742	8.48	16,381
Qualified XII (0.65)	39,827.646	8.47	337,340
Qualified XII (0.70)	4,063.599	8.46	34,378
Qualified XII (0.75)	15,883.408	8.45	134,215
Qualified XII (0.80)	17,596.123	8.45	148,687
Qualified XII (0.85)	18,982.235	8.44	160,210
Qualified XII (0.90)	1,607.960	8.43	13,555
Qualified XII (0.95)	56,908.679	8.42	479,171
Qualified XII (1.00)	100,149.243	8.42	843,257
Qualified XII (1.05)	1,779.321	8.41	14,964
Qualified XII (1.10)	3,946.540	8.40	33,151
Qualified XII (1.15)	9,317.306	8.40	78,265

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Institutional Class (continued)			
Qualified XII (1.20)	2,598.541	$ 8.39	$ 21,802
Qualified XII (1.25)	20,420.220	8.38	171,121
Qualified XII (1.30)	24.790	8.37	207
Qualified XII (1.35)	1.983	8.37	17
Qualified XII (1.40)	245.348	8.36	2,051
Qualified XII (1.45)	782.655	8.35	6,535
Qualified XV	4,430.882	8.42	37,308
Qualified XVI	2,560.247	8.34	21,352
Qualified XVIII	2,797.606	8.38	23,444
Qualified XXVI	721.084	8.43	6,079
Qualified XXVII	228,423.907	8.25	1,884,497
Qualified XXXII	333.414	8.38	2,794
Qualified XXXVIII	3,406.520	8.57	29,194
Qualified XLIII	26.994	8.48	229
Qualified LIV	1,152.336	8.45	9,737
Qualified LVI	8,907.999	8.53	75,985
	881,226.054		$ 7,383,760
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	19,565.971	$ 10.35	$ 202,508
ING MAP PLUS NP10	613.102	10.32	6,327
ING MAP PLUS NP11	802.199	10.30	8,263
ING MAP PLUS NP12	3,316.966	10.27	34,065
ING MAP PLUS NP17	745.888	10.16	7,578
ING MAP PLUS NP20	2,399.169	10.08	24,184
ING MAP PLUS NP22	370.244	10.04	3,717
ING MAP PLUS NP29	3,022.722	9.87	29,834
Qualified XII (0.60)	517.751	10.30	5,333
Qualified XII (0.75)	64.289	10.23	658
Qualified XII (1.25)	19.789	9.99	198
Qualified XXXV	1,712.612	8.47	14,506
	33,150.702		$ 337,171
ING Marsico International Opportunities Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	22,566.854	$ 7.76	$ 175,119
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	371.498	$ 12.28	$ 4,562
ING Custom Choice 65	75.400	12.83	967
ING MAP PLUS NP9	369.056	12.72	4,694
ING MAP PLUS NP11	4,230.767	12.66	53,562
ING MAP PLUS NP12	767.484	12.63	9,693
ING MAP PLUS NP15	3,989.091	12.54	50,023
ING MAP PLUS NP17	3,210.520	12.49	40,099
ING MAP PLUS NP18	462.681	12.46	5,765

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class (continued)			
ING MAP PLUS NP22	17.599	$ 12.34	$ 217
ING MAP PLUS NP29	323.979	12.14	3,933
Qualified VI	230,569.312	12.28	2,831,391
Qualified XII (0.00)	1,592.053	13.02	20,729
Qualified XII (0.10)	14.419	12.96	187
Qualified XII (0.30)	2,166.763	12.84	27,821
Qualified XII (0.40)	10,762.490	12.78	137,545
Qualified XII (0.50)	55,916.323	12.72	711,256
Qualified XII (0.55)	466.702	12.69	5,922
Qualified XII (0.60)	3,499.633	12.66	44,305
Qualified XII (0.65)	19,594.173	12.63	247,474
Qualified XII (0.70)	5,628.466	12.60	70,919
Qualified XII (0.75)	22,212.014	12.57	279,205
Qualified XII (0.80)	47,415.224	12.54	594,587
Qualified XII (0.85)	45,893.725	12.52	574,589
Qualified XII (0.90)	5,311.741	12.49	66,344
Qualified XII (0.95)	37,990.049	12.46	473,356
Qualified XII (1.00)	122,393.163	12.43	1,521,347
Qualified XII (1.05)	1,069.852	12.40	13,266
Qualified XII (1.10)	13,857.601	12.37	171,419
Qualified XII (1.15)	8,715.700	12.34	107,552
Qualified XII (1.20)	2,149.571	12.31	26,461
Qualified XII (1.25)	8,557.336	12.28	105,084
Qualified XII (1.30)	21.072	12.25	258
Qualified XII (1.40)	872.521	12.20	10,645
Qualified XII (1.45)	13.173	12.17	160
Qualified XV	1,380.392	12.46	17,200
Qualified XVI	5,347.040	12.14	64,913
Qualified XXI	7,498.533	12.54	94,032
Qualified XXVI	252.861	12.49	3,158
Qualified XXXIV	1,208.083	6.74	8,142
Qualified XXXVIII	544.604	6.81	3,709
Qualified XLIII	372.567	6.74	2,511
Qualified LIV	5,934.770	12.69	75,312
Qualified LVI	7,100.427	12.90	91,596
	690,140.428		$ 8,575,910
ING MFS Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	85,098.757	$ 10.53	$ 896,090
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	3,132,262.582	$ 10.03	$ 31,416,594
Qualified XXVIII	2,683,002.111	10.04	26,937,341
	5,815,264.693		$ 58,353,935

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	3,350.524	$ 11.49	$ 38,498
ING MAP PLUS NP1	186.238	11.91	2,218
ING MAP PLUS NP9	47,414.960	11.63	551,436
ING MAP PLUS NP10	461.770	11.60	5,357
ING MAP PLUS NP11	20.326	11.56	235
ING MAP PLUS NP12	38,652.324	11.53	445,661
ING MAP PLUS NP13	2,820.460	11.49	32,407
ING MAP PLUS NP16	699.912	11.39	7,972
ING MAP PLUS NP17	568.099	11.36	6,454
ING MAP PLUS NP20	98.737	11.26	1,112
ING MAP PLUS NP21	771.156	11.22	8,652
ING MAP PLUS NP22	2,506.746	11.19	28,050
ING MAP PLUS NP23	3,946.004	11.16	44,037
ING MAP PLUS NP24	73.704	11.13	820
ING MAP PLUS NP26	66.890	11.06	740
ING MAP PLUS NP30	2,851.990	10.93	31,172
Qualified VI	774,128.951	13.30	10,295,915
Qualified X (1.15)	16,748.260	11.38	190,595
Qualified X (1.25)	54,688.207	11.32	619,071
Qualified XII (0.00)	1,967.057	14.70	28,916
Qualified XII (0.25)	8,300.563	14.47	120,109
Qualified XII (0.30)	5,311.922	14.42	76,598
Qualified XII (0.40)	23,090.182	14.33	330,882
Qualified XII (0.50)	28,592.807	14.22	406,590
Qualified XII (0.55)	4,596.320	14.19	65,222
Qualified XII (0.60)	4,704.745	14.14	66,525
Qualified XII (0.65)	7,185.262	14.10	101,312
Qualified XII (0.70)	13,609.683	14.05	191,216
Qualified XII (0.75)	48,691.069	14.00	681,675
Qualified XII (0.80)	42,887.438	13.94	597,851
Qualified XII (0.85)	79,126.932	13.87	1,097,491
Qualified XII (0.90)	9,011.540	13.84	124,720
Qualified XII (0.95)	167,344.194	13.78	2,306,003
Qualified XII (1.00)	258,077.017	13.74	3,545,978
Qualified XII (1.05)	15,824.716	13.69	216,640
Qualified XII (1.10)	60,273.575	13.65	822,734
Qualified XII (1.15)	25,439.957	13.60	345,983
Qualified XII (1.20)	22,412.442	13.56	303,913
Qualified XII (1.25)	95,288.669	13.52	1,288,303
Qualified XII (1.30)	393.831	13.47	5,305
Qualified XII (1.35)	807.898	13.43	10,850
Qualified XII (1.40)	4,466.869	13.39	59,811
Qualified XII (1.45)	2,492.489	13.34	33,250
Qualified XII (1.50)	1,476.960	13.30	19,644
Qualified XV	537.375	13.02	6,997
Qualified XVI	19,214.852	13.08	251,330
Qualified XVII	4,399.444	12.76	56,137
Qualified XVIII	773.303	11.47	8,870
Qualified XXVI	409.538	13.06	5,349
Qualified XXXII	595.703	11.32	6,743

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Qualified XXXIV	487.301	$ 8.91	$ 4,342
Qualified XXXVIII	7,561.117	8.99	67,974
Qualified XLIII	2,250.426	8.90	20,029
Qualified LIV	2,327.261	10.88	25,321
Qualified LVI	6,472.920	11.06	71,590
	1,926,458.635		$ 25,682,605
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,301.188	$ 14.96	$ 19,466
ING Custom Choice 65	5,276.527	15.62	82,419
Qualified V	287.804	14.85	4,274
Qualified VI	800,354.025	14.96	11,973,296
Qualified XII (0.00)	3,088.655	15.86	48,986
Qualified XII (0.10)	17.889	15.78	282
Qualified XII (0.25)	1,201.169	15.67	18,822
Qualified XII (0.30)	13,312.324	15.64	208,205
Qualified XII (0.40)	26,348.334	15.56	409,980
Qualified XII (0.50)	267,963.156	15.49	4,150,749
Qualified XII (0.55)	3,395.708	15.46	52,498
Qualified XII (0.60)	12,120.159	15.42	186,893
Qualified XII (0.65)	43,759.739	15.38	673,025
Qualified XII (0.70)	15,936.382	15.35	244,623
Qualified XII (0.75)	73,485.410	15.31	1,125,062
Qualified XII (0.80)	59,536.397	15.28	909,716
Qualified XII (0.85)	84,283.171	15.24	1,284,476
Qualified XII (0.90)	13,327.326	15.21	202,709
Qualified XII (0.95)	124,272.246	15.17	1,885,210
Qualified XII (1.00)	503,236.887	15.13	7,613,974
Qualified XII (1.05)	9,461.594	15.10	142,870
Qualified XII (1.10)	15,459.574	15.06	232,821
Qualified XII (1.15)	27,682.945	15.03	416,075
Qualified XII (1.20)	4,474.153	14.99	67,068
Qualified XII (1.25)	44,363.177	14.96	663,673
Qualified XII (1.30)	1,715.819	14.92	25,600
Qualified XII (1.35)	110.243	14.89	1,642
Qualified XII (1.40)	4,068.661	14.85	60,420
Qualified XII (1.45)	440.953	14.82	6,535
Qualified XII (1.50)	1,294.336	14.78	19,130
Qualified XIII	947.086	15.17	14,367
Qualified XV	4,267.525	15.17	64,738
Qualified XVI	18,779.984	14.78	277,568
Qualified XVII	1,370.839	14.96	20,508
Qualified XXI	21,154.766	15.28	323,245
Qualified XXVI	1,373.018	15.21	20,884
Qualified XXXIV	1,650.901	8.30	13,702
Qualified XXXVIII	6,052.644	8.38	50,721
Qualified XLIII	5,395.078	8.29	44,725
Qualified LIV	6,209.771	15.46	96,003
Qualified LVI	29,244.220	15.71	459,427
	2,258,021.783		$ 34,116,387

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	178,993.884	$ 12.31	$ 2,203,415
Qualified XXVIII	99,256.259	12.32	1,222,837
	278,250.143		$ 3,426,252
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	825.735	$ 12.93	$ 10,677
ING Custom Choice 65	711.291	13.51	9,610
ING MAP PLUS NP3	92.917	12.60	1,171
ING MAP PLUS NP6	5,239.105	12.53	65,646
ING MAP PLUS NP8	616.669	12.49	7,702
ING MAP PLUS NP9	2,336.962	12.47	29,142
ING MAP PLUS NP11	3,034.903	12.42	37,693
ING MAP PLUS NP12	10,750.031	12.40	133,300
ING MAP PLUS NP13	1,019.081	12.37	12,606
ING MAP PLUS NP14	4,345.504	12.35	53,667
ING MAP PLUS NP15	9,052.453	12.33	111,617
ING MAP PLUS NP17	1,265.717	12.28	15,543
ING MAP PLUS NP22	3,003.964	12.17	36,558
ING MAP PLUS NP26	175.045	12.08	2,115
Qualified VI	353,816.395	12.93	4,574,846
Qualified XII (0.00)	1,103.363	13.71	15,127
Qualified XII (0.30)	6,375.881	13.52	86,202
Qualified XII (0.35)	1,648.319	13.49	22,236
Qualified XII (0.40)	21,215.887	13.46	285,566
Qualified XII (0.50)	113,811.163	13.39	1,523,931
Qualified XII (0.55)	1,046.534	13.36	13,982
Qualified XII (0.60)	15,910.969	13.33	212,093
Qualified XII (0.65)	40,135.998	13.30	533,809
Qualified XII (0.70)	22,140.425	13.27	293,803
Qualified XII (0.75)	5,698.592	13.24	75,449
Qualified XII (0.80)	22,295.329	13.21	294,521
Qualified XII (0.85)	54,266.325	13.18	715,230
Qualified XII (0.90)	3,246.725	13.15	42,694
Qualified XII (0.95)	39,078.415	13.11	512,318
Qualified XII (1.00)	113,042.070	13.08	1,478,590
Qualified XII (1.05)	6,522.569	13.05	85,120
Qualified XII (1.10)	11,047.312	13.02	143,836
Qualified XII (1.15)	4,558.578	12.99	59,216
Qualified XII (1.20)	4,161.865	12.96	53,938
Qualified XII (1.25)	18,087.514	12.93	233,872
Qualified XII (1.30)	49.135	12.90	634
Qualified XII (1.35)	1.605	12.87	21
Qualified XII (1.40)	2,233.481	12.84	28,678
Qualified XII (1.45)	894.122	12.81	11,454
Qualified XII (1.50)	610.532	12.78	7,803
Qualified XIII	1,042.713	13.11	13,670
Qualified XV	3,785.556	13.11	49,629

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class (continued)			
Qualified XVI	8,266.185	$ 12.78	$ 105,642
Qualified XVII	340.861	12.93	4,407
Qualified XXI	13,760.163	13.21	181,772
Qualified XXXIV	1,302.864	11.39	14,840
Qualified XXXVIII	3,694.118	11.49	42,445
Qualified XLIII	2,079.782	11.37	23,647
Qualified LIV	8,220.605	13.36	109,827
Qualified LVI	20,962.762	13.59	284,884
	968,924.089		$ 12,662,779
ING Pioneer Equity Income Portfolio - Institutional Class			
Currently payable annuity contracts:	280,369.907	$6.85 to $7.09	$ 1,978,404
Contracts in accumulation period:			
ING Custom Choice 62	8,760.280	7.00	61,322
ING Custom Choice 65	524.599	7.23	3,793
ING MAP PLUS NP1	136,653.500	7.28	994,837
ING MAP PLUS NP6	30,518.609	7.21	220,039
ING MAP PLUS NP8	101,852.364	7.18	731,300
ING MAP PLUS NP9	2,542.986	7.17	18,233
ING MAP PLUS NP10	2,042.413	7.16	14,624
ING MAP PLUS NP13	6,976.476	7.12	49,673
ING MAP PLUS NP14	27,512.806	7.11	195,616
ING MAP PLUS NP15	6,123.956	7.09	43,419
ING MAP PLUS NP17	8,900.013	7.07	62,923
ING MAP PLUS NP18	4,156.072	7.05	29,300
ING MAP PLUS NP19	17,765.621	7.04	125,070
ING MAP PLUS NP20	10,178.026	7.03	71,552
ING MAP PLUS NP22	3,375.136	7.00	23,626
ING MAP PLUS NP23	657.110	6.99	4,593
ING MAP PLUS NP24	5,246.615	6.98	36,621
ING MAP PLUS NP25	11,794.944	6.96	82,093
ING MAP PLUS NP26	3,762.178	6.95	26,147
ING MAP PLUS NP28	3,069.850	6.92	21,243
ING MAP PLUS NP30	119.922	6.90	827
ING MAP PLUS NP32	89.332	6.87	614
Qualified VI	3,494,295.619	7.00	24,460,069
Qualified VIII	6,657.391	6.99	46,535
Qualified X (1.15)	102,342.526	7.02	718,445
Qualified X (1.25)	177,039.356	7.00	1,239,275
Qualified XII (0.00)	6,902.037	7.33	50,592
Qualified XII (0.10)	147.767	7.30	1,079
Qualified XII (0.20)	522.425	7.27	3,798
Qualified XII (0.25)	5,910.926	7.26	42,913
Qualified XII (0.30)	582,643.698	7.25	4,224,167
Qualified XII (0.35)	2,375.275	7.23	17,173
Qualified XII (0.40)	261,845.010	7.22	1,890,521
Qualified XII (0.50)	1,345,805.406	7.19	9,676,341
Qualified XII (0.55)	300,262.850	7.18	2,155,887
Qualified XII (0.60)	21,330.927	7.17	152,943

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Equity Income Portfolio - Institutional Class (continued)			
Qualified XII (0.65)	237,201.508	$ 7.15	$ 1,695,991
Qualified XII (0.70)	149,889.190	7.14	1,070,209
Qualified XII (0.75)	594,343.717	7.13	4,237,671
Qualified XII (0.80)	793,104.882	7.11	5,638,976
Qualified XII (0.85)	568,779.918	7.10	4,038,337
Qualified XII (0.90)	126,610.186	7.09	897,666
Qualified XII (0.95)	646,774.806	7.07	4,572,698
Qualified XII (1.00)	3,001,481.306	7.06	21,190,458
Qualified XII (1.05)	52,339.112	7.05	368,991
Qualified XII (1.10)	121,468.946	7.04	855,141
Qualified XII (1.15)	178,785.275	7.02	1,255,073
Qualified XII (1.20)	29,670.275	7.01	207,989
Qualified XII (1.25)	142,095.080	7.00	994,666
Qualified XII (1.30)	4,380.221	6.98	30,574
Qualified XII (1.35)	197.208	6.97	1,375
Qualified XII (1.40)	13,469.885	6.96	93,750
Qualified XII (1.45)	3,989.212	6.95	27,725
Qualified XII (1.50)	3,288.351	6.93	22,788
Qualified XIII	186.999	7.07	1,322
Qualified XV	1,773.625	7.07	12,540
Qualified XVI	61,747.579	6.93	427,911
Qualified XVII	24,553.953	7.00	171,878
Qualified XVIII	14,317.994	7.06	101,085
Qualified XXI	64,104.381	7.11	455,782
Qualified XXVI	1,125.529	7.09	7,980
Qualified XXVII	3,299,759.055	7.06	23,296,299
Qualified XXXII	6,873.487	7.00	48,114
Qualified XXXIII (0.65)	165,402.558	7.15	1,182,628
Qualified XXXIV	4,280.206	7.52	32,187
Qualified XXXVIII	9,580.779	7.59	72,718
Qualified XLIII	5,204.919	7.51	39,089
Qualified LIV	284,567.131	7.15	2,034,655
Qualified LVI	36,390.085	7.27	264,556
	17,628,811.286		$ 124,824,429
ING Pioneer Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP20	386.643	$ 7.00	$ 2,707

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	20,858.380	$8.58 to $10.00	$ 204,008
Contracts in accumulation period:			
ING Custom Choice 62	1,203.594	8.92	10,736
ING MAP PLUS NP1	107,021.011	9.28	993,155
ING MAP PLUS NP8	15,494.260	9.16	141,927
ING MAP PLUS NP9	380.904	9.14	3,481
ING MAP PLUS NP10	152.423	9.13	1,392
ING MAP PLUS NP11	4,843.267	9.11	44,122
ING MAP PLUS NP13	16,372.122	9.07	148,495
ING MAP PLUS NP14	13,235.853	9.06	119,917
ING MAP PLUS NP15	10,489.028	9.04	94,821
ING MAP PLUS NP17	34.545	9.01	311
ING MAP PLUS NP18	1,870.929	8.99	16,820
ING MAP PLUS NP21	5,432.314	8.94	48,565
ING MAP PLUS NP22	45.180	8.93	403
ING MAP PLUS NP23	1,027.608	8.91	9,156
ING MAP PLUS NP24	4,077.109	8.89	36,245
ING MAP PLUS NP26	1,726.277	8.86	15,295
ING MAP PLUS NP28	5.179	8.83	46
Qualified VI	295,327.779	8.92	2,634,324
Qualified VIII	438.992	8.92	3,916
Qualified X (1.15)	44,407.154	8.96	397,888
Qualified X (1.25)	45,998.056	8.92	410,303
Qualified XII (0.00)	3,892.433	9.34	36,355
Qualified XII (0.05)	199,538.502	9.34	1,863,690
Qualified XII (0.20)	2,193.222	9.28	20,353
Qualified XII (0.25)	421.958	9.26	3,907
Qualified XII (0.30)	44,616.194	9.24	412,254
Qualified XII (0.40)	10,615.592	9.21	97,770
Qualified XII (0.50)	98,511.749	9.17	903,353
Qualified XII (0.55)	27,164.586	9.16	248,828
Qualified XII (0.60)	3,109.233	9.14	28,418
Qualified XII (0.65)	267,101.751	9.12	2,435,968
Qualified XII (0.70)	10,547.829	9.11	96,091
Qualified XII (0.75)	28,031.967	9.09	254,811
Qualified XII (0.80)	26,064.378	9.07	236,404
Qualified XII (0.85)	63,017.343	9.06	570,937
Qualified XII (0.90)	3,975.902	9.04	35,942
Qualified XII (0.95)	72,682.054	9.02	655,592
Qualified XII (1.00)	85,906.279	9.01	774,016
Qualified XII (1.05)	8,750.825	8.99	78,670
Qualified XII (1.10)	8,370.624	8.97	75,084
Qualified XII (1.15)	33,744.325	8.96	302,349
Qualified XII (1.20)	5,995.181	8.94	53,597
Qualified XII (1.25)	18,748.298	8.92	167,235
Qualified XII (1.30)	57.026	8.91	508
Qualified XII (1.40)	1,021.140	8.88	9,068
Qualified XII (1.45)	353.228	8.86	3,130

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class (continued)			
Qualified XV	968.014	$ 9.02	$ 8,731
Qualified XVI	10,259.507	8.84	90,694
Qualified XVII	2,398.682	8.92	21,396
Qualified XVIII	2,274.563	9.01	20,494
Qualified XXI	2,530.052	9.07	22,948
Qualified XXVI	783.437	9.04	7,082
Qualified XXXII	1,925.193	8.92	17,173
Qualified XXXIV	215.869	7.87	1,699
Qualified XXXVIII	4,360.519	7.95	34,666
Qualified LIV	9,500.386	9.12	86,644
Qualified LVI	3,862.151	9.27	35,802
	1,653,951.956		$ 15,046,985
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	16,507.698	$ 9.13	$ 150,715
ING MAP PLUS NP15	3,180.027	9.01	28,652
ING MAP PLUS NP19	105.614	8.94	944
ING MAP PLUS NP21	184.072	8.91	1,640
ING MAP PLUS NP23	512.359	8.88	4,550
ING MAP PLUS NP25	1,117.893	8.84	9,882
ING MAP PLUS NP26	519.428	8.83	4,587
Qualified XII (1.00)	17,034.158	8.93	152,115
	39,161.249		$ 353,085
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Currently payable annuity contracts:	119,854.294	$ 9.18	$ 1,100,262
Contracts in accumulation period:			
ING Custom Choice 62	4,326.009	9.08	39,280
ING Custom Choice 65	2,590.070	9.38	24,295
ING MAP PLUS NP1	15,144.944	9.44	142,968
ING MAP PLUS NP4	17,673.953	9.39	165,958
ING MAP PLUS NP9	9,120.765	9.30	84,823
ING MAP PLUS NP10	21,564.666	9.28	200,120
ING MAP PLUS NP11	14,426.192	9.27	133,731
ING MAP PLUS NP13	9,468.301	9.23	87,392
ING MAP PLUS NP15	3,224.038	9.20	29,661
ING MAP PLUS NP17	689.014	9.17	6,318
ING MAP PLUS NP18	366.490	9.15	3,353
ING MAP PLUS NP20	189.231	9.12	1,726
ING MAP PLUS NP21	14,411.554	9.10	131,145
ING MAP PLUS NP22	120.866	9.08	1,097
ING MAP PLUS NP23	1,783.561	9.07	16,177
ING MAP PLUS NP26	2,076.228	9.02	18,728
ING MAP PLUS NP28	1,482.085	8.98	13,309
ING MAP PLUS NP30	1,726.362	8.95	15,451
ING MAP PLUS NP36	131.386	8.85	1,163
Qualified V	328.269	9.03	2,964
Qualified VI	1,700,068.285	9.08	15,436,620
Qualified X (1.15)	52,281.359	9.11	476,283

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)			
Qualified X (1.25)	117,553.758	$ 9.08	$ 1,067,388
Qualified XII (0.00)	4,729.164	9.51	44,974
Qualified XII (0.05)	64,278.746	9.50	610,648
Qualified XII (0.10)	107.332	9.47	1,016
Qualified XII (0.20)	254.168	9.44	2,399
Qualified XII (0.25)	1,300.486	9.42	12,251
Qualified XII (0.30)	131,370.218	9.40	1,234,880
Qualified XII (0.40)	42,012.370	9.37	393,656
Qualified XII (0.50)	1,146,227.283	9.33	10,694,301
Qualified XII (0.55)	67,025.362	9.32	624,676
Qualified XII (0.60)	65,715.919	9.30	611,158
Qualified XII (0.65)	496,215.870	9.28	4,604,883
Qualified XII (0.70)	85,668.293	9.27	794,145
Qualified XII (0.75)	305,999.538	9.25	2,830,496
Qualified XII (0.80)	746,912.740	9.23	6,894,005
Qualified XII (0.85)	260,546.700	9.21	2,399,635
Qualified XII (0.90)	39,088.157	9.20	359,611
Qualified XII (0.95)	240,595.450	9.18	2,208,666
Qualified XII (1.00)	1,509,165.888	9.16	13,823,960
Qualified XII (1.05)	30,325.727	9.15	277,480
Qualified XII (1.10)	46,953.487	9.13	428,685
Qualified XII (1.15)	38,935.765	9.11	354,705
Qualified XII (1.20)	25,899.863	9.10	235,689
Qualified XII (1.25)	82,035.042	9.08	744,878
Qualified XII (1.30)	12,871.350	9.06	116,614
Qualified XII (1.35)	1,710.146	9.05	15,477
Qualified XII (1.40)	16,775.250	9.03	151,481
Qualified XII (1.45)	7,118.676	9.01	64,139
Qualified XII (1.50)	86.670	9.00	780
Qualified XIII	191.021	9.18	1,754
Qualified XV	4,862.756	9.18	44,640
Qualified XVI	49,297.576	9.00	443,678
Qualified XVII	725.389	9.08	6,587
Qualified XVIII	1,784.289	9.16	16,344
Qualified XXVI	13,082.051	9.20	120,355
Qualified XXVII	1,325,733.499	9.10	12,064,175
Qualified XXXII	1,282.856	9.08	11,648
Qualified XXXIII (0.65)	68,372.712	9.28	634,499
Qualified XXXIV	5,057.361	7.94	40,155
Qualified XXXVIII	11,081.170	8.01	88,760
Qualified XLIII	29.759	7.93	236
Qualified LIV	45,798.917	9.28	425,014
Qualified LVI	24,701.130	9.44	233,179
	9,132,527.826		$ 83,866,524

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,508.604	$ 9.40	$ 32,981
ING MAP PLUS NP5	9,304.979	9.33	86,815
ING MAP PLUS NP6	386.176	9.31	3,595
ING MAP PLUS NP11	5,003.978	9.23	46,187
ING MAP PLUS NP12	1,055.353	9.21	9,720
ING MAP PLUS NP13	1,213.517	9.19	11,152
ING MAP PLUS NP15	5,209.064	9.16	47,715
ING MAP PLUS NP16	136.967	9.14	1,252
ING MAP PLUS NP17	903.211	9.13	8,246
ING MAP PLUS NP18	2,512.420	9.11	22,888
ING MAP PLUS NP23	1,589.330	9.03	14,352
ING MAP PLUS NP25	3,312.889	8.99	29,783
ING MAP PLUS NP26	6.523	8.98	59
ING MAP PLUS NP27	196.916	8.96	1,764
ING MAP PLUS NP29	798.543	8.93	7,131
ING MAP PLUS NP30	2,116.204	8.91	18,855
	37,254.674		$ 342,495
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,536.432	$ 10.57	$ 16,240
Qualified XII (0.00)	26.691	11.16	298
Qualified XII (0.05)	305,999.886	11.14	3,408,839
Qualified XII (0.40)	34,100.499	10.91	372,036
Qualified XII (0.65)	386.384	10.75	4,154
Qualified XII (0.75)	1,797.693	10.69	19,217
Qualified XII (0.80)	9,502.699	10.66	101,299
Qualified XII (0.95)	1,054.008	10.57	11,141
Qualified XII (1.00)	1,777.441	10.54	18,734
	356,181.733		$ 3,951,958
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	80,108.979	$ 12.02	$ 962,910
ING MAP PLUS NP1	165,558.941	12.69	2,100,943
ING MAP PLUS NP6	19,255.503	12.54	241,464
ING MAP PLUS NP8	66,795.458	12.48	833,607
ING MAP PLUS NP9	15,551.600	12.45	193,617
ING MAP PLUS NP10	1,854.069	12.42	23,028
ING MAP PLUS NP11	77,169.165	12.39	956,126
ING MAP PLUS NP12	29,923.392	12.36	369,853
ING MAP PLUS NP13	723.753	12.33	8,924
ING MAP PLUS NP14	15,456.496	12.31	190,269
ING MAP PLUS NP15	45,969.520	12.28	564,506
ING MAP PLUS NP17	114,520.456	12.22	1,399,440
ING MAP PLUS NP18	7,820.240	12.19	95,329
ING MAP PLUS NP20	42,665.638	12.13	517,534
ING MAP PLUS NP21	21,154.050	12.11	256,176
ING MAP PLUS NP22	2,290.950	12.08	27,675

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio -			
Service Class (continued)			
ING MAP PLUS NP23	14,827.427	$ 12.05	$ 178,670
ING MAP PLUS NP24	21,728.078	12.02	261,171
ING MAP PLUS NP25	2,634.416	11.99	31,587
ING MAP PLUS NP26	12,197.473	11.96	145,882
ING MAP PLUS NP28	5,905.490	11.91	70,334
ING MAP PLUS NP30	2,366.575	11.85	28,044
Qualified V	2,456.469	11.93	29,306
Qualified VI	5,736,423.849	12.02	68,951,815
Qualified VIII	2,554.552	12.02	30,706
Qualified XII (0.00)	11,024.389	12.75	140,561
Qualified XII (0.10)	83.224	12.69	1,056
Qualified XII (0.25)	8,507.671	12.60	107,197
Qualified XII (0.30)	217,292.555	12.57	2,731,367
Qualified XII (0.35)	5,078.830	12.54	63,689
Qualified XII (0.40)	158,512.638	12.51	1,982,993
Qualified XII (0.50)	4,344,384.225	12.45	54,087,584
Qualified XII (0.55)	371,807.448	12.42	4,617,849
Qualified XII (0.60)	22,813.803	12.39	282,663
Qualified XII (0.65)	203,923.488	12.36	2,520,494
Qualified XII (0.70)	109,672.217	12.33	1,352,258
Qualified XII (0.75)	2,125,619.996	12.31	26,166,382
Qualified XII (0.80)	384,449.519	12.28	4,721,040
Qualified XII (0.85)	676,518.082	12.25	8,287,347
Qualified XII (0.90)	107,773.648	12.22	1,316,994
Qualified XII (0.95)	743,343.474	12.19	9,061,357
Qualified XII (1.00)	3,840,472.072	12.16	46,700,140
Qualified XII (1.05)	58,445.735	12.13	708,947
Qualified XII (1.10)	97,826.321	12.11	1,184,677
Qualified XII (1.15)	142,638.274	12.08	1,723,070
Qualified XII (1.20)	37,922.481	12.05	456,966
Qualified XII (1.25)	454,754.531	12.02	5,466,149
Qualified XII (1.30)	452.063	11.99	5,420
Qualified XII (1.35)	20,075.257	11.96	240,100
Qualified XII (1.40)	14,422.062	11.94	172,199
Qualified XII (1.45)	6,490.657	11.91	77,304
Qualified XII (1.50)	1,320.179	11.88	15,684
Qualified XIII	644.247	12.19	7,853
Qualified XV	13,609.328	12.19	165,898
Qualified XVI	85,521.661	11.88	1,015,997
Qualified XVII	14,608.775	12.02	175,597
Qualified XXI	28,871.711	12.28	354,545
Qualified XXVI	2,452.347	12.22	29,968
Qualified XXXIV	5,989.419	9.43	56,480
Qualified XXXVIII	37,188.189	9.52	354,032
Qualified XLIII	1,302.047	9.42	12,265
Qualified LIV	184,173.339	12.42	2,287,433
Qualified LVI	63,842.211	12.63	806,327
	21,111,740.652		$ 257,926,798

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	141,575.872	$ 9.81	$ 1,388,859
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts:	5,424.892	$ 12.97	$ 70,361
Contracts in accumulation period:			
ING Custom Choice 62	7,995.659	11.05	88,352
ING Custom Choice 65	244.226	10.41	2,542
ING MAP PLUS NP5	5,505.967	11.37	62,603
ING MAP PLUS NP6	28,599.967	11.33	324,038
ING MAP PLUS NP8	25,676.488	11.26	289,117
ING MAP PLUS NP9	31,908.440	11.23	358,332
ING MAP PLUS NP10	4,729.347	11.20	52,969
ING MAP PLUS NP11	21,500.105	11.17	240,156
ING MAP PLUS NP12	4,030.613	11.13	44,861
ING MAP PLUS NP13	4,656.629	11.10	51,689
ING MAP PLUS NP14	14,311.146	11.07	158,424
ING MAP PLUS NP15	27,794.912	11.03	306,578
ING MAP PLUS NP16	163.385	11.00	1,797
ING MAP PLUS NP17	6,499.892	10.97	71,304
ING MAP PLUS NP18	592.935	10.94	6,487
ING MAP PLUS NP19	1,586.302	10.90	17,291
ING MAP PLUS NP21	1,947.075	10.84	21,106
ING MAP PLUS NP22	397.624	10.81	4,298
ING MAP PLUS NP23	2,442.237	10.78	26,327
ING MAP PLUS NP24	1,411.601	10.74	15,161
ING MAP PLUS NP26	1,178.558	10.68	12,587
ING MAP PLUS NP28	26,324.656	10.62	279,568
ING MAP PLUS NP29	450.171	10.59	4,767
ING MAP PLUS NP30	3,444.061	10.56	36,369
ING MAP PLUS NP32	958.673	10.49	10,056
Qualified VI	981,770.084	14.15	13,892,047
Qualified X (1.15)	60,675.582	10.98	666,218
Qualified X (1.25)	97,479.600	10.92	1,064,477
Qualified XII (0.00)	8,093.202	15.37	124,393
Qualified XII (0.05)	193,168.138	15.27	2,949,677
Qualified XII (0.25)	47.118	15.12	712
Qualified XII (0.30)	32,001.036	15.07	482,256
Qualified XII (0.40)	39,700.816	14.98	594,718
Qualified XII (0.50)	338,442.921	14.87	5,032,646
Qualified XII (0.55)	23,199.914	14.83	344,055
Qualified XII (0.60)	7,953.525	14.78	117,553
Qualified XII (0.65)	65,315.631	14.74	962,752
Qualified XII (0.70)	28,514.445	14.69	418,877
Qualified XII (0.75)	31,297.777	14.64	458,199
Qualified XII (0.80)	52,483.857	14.57	764,690
Qualified XII (0.85)	4,520,640.385	14.50	65,549,286
Qualified XII (0.90)	12,594.117	14.47	182,237

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)			
Qualified XII (0.95)	137,154.793	$ 14.41	$ 1,976,401
Qualified XII (1.00)	435,884.453	14.36	6,259,301
Qualified XII (1.05)	9,466.821	14.31	135,470
Qualified XII (1.10)	57,570.004	14.27	821,524
Qualified XII (1.15)	35,341.903	14.22	502,562
Qualified XII (1.20)	17,771.013	14.18	251,993
Qualified XII (1.25)	69,002.782	14.13	975,009
Qualified XII (1.30)	361.432	14.08	5,089
Qualified XII (1.35)	3,595.671	14.04	50,483
Qualified XII (1.40)	8,519.573	13.99	119,189
Qualified XII (1.45)	95.892	13.95	1,338
Qualified XII (1.50)	510.929	13.90	7,102
Qualified XIII	1,210.125	13.57	16,421
Qualified XV	6,014.073	13.57	81,611
Qualified XVI	22,963.057	13.92	319,646
Qualified XVII	1,072.427	13.30	14,263
Qualified XVIII	3,625.829	11.07	40,138
Qualified XXI	166,559.667	13.71	2,283,533
Qualified XXVI	2,558.081	13.62	34,841
Qualified XXXIV	11,583.239	7.74	89,654
Qualified XXXVIII	25,413.229	7.81	198,477
Qualified XLIII	5,051.528	7.73	39,048
Qualified LIV	24,704.928	10.30	254,461
Qualified LVI	15,873.092	10.47	166,191
	7,785,058.250		$ 110,805,678
ING Templeton Global Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	4,007.094	$ 13.42	$ 53,775
ING MAP PLUS NP10	21,712.718	13.40	290,950
ING MAP PLUS NP11	198.737	13.37	2,657
ING MAP PLUS NP15	5,836.004	13.27	77,444
ING MAP PLUS NP17	6,296.696	13.22	83,242
ING MAP PLUS NP18	1,922.095	13.20	25,372
ING MAP PLUS NP19	1,293.957	13.18	17,054
ING MAP PLUS NP20	963.132	13.15	12,665
ING MAP PLUS NP21	1,624.084	13.13	21,324
ING MAP PLUS NP22	268.198	13.10	3,513
ING MAP PLUS NP25	2,843.137	13.03	37,046
ING MAP PLUS NP26	1,846.469	13.01	24,023
ING MAP PLUS NP28	3,276.849	12.96	42,468
ING MAP PLUS NP32	20.918	12.86	269
Qualified XII (1.00)	3,498.545	13.19	46,146
	55,608.633		$ 737,948

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP26	14.817	$ 8.70	$ 129
ING MAP PLUS NP29	310.546	8.66	2,689
Qualified V	663.843	8.65	5,742
Qualified VI	164,565.063	8.70	1,431,716
Qualified VIII	1,072.064	8.70	9,327
Qualified XII (0.00)	104.076	9.11	948
Qualified XII (0.30)	1,473.519	9.01	13,276
Qualified XII (0.40)	1,899.085	8.98	17,054
Qualified XII (0.50)	4,489.170	8.95	40,178
Qualified XII (0.55)	685.614	8.93	6,123
Qualified XII (0.60)	173.705	8.92	1,549
Qualified XII (0.65)	13,016.896	8.90	115,850
Qualified XII (0.70)	2,599.696	8.88	23,085
Qualified XII (0.75)	17,591.170	8.87	156,034
Qualified XII (0.80)	5,588.184	8.85	49,455
Qualified XII (0.85)	46,003.595	8.83	406,212
Qualified XII (0.90)	889.110	8.82	7,842
Qualified XII (0.95)	45,805.252	8.80	403,086
Qualified XII (1.00)	47,978.183	8.78	421,248
Qualified XII (1.05)	697.415	8.77	6,116
Qualified XII (1.10)	2,821.953	8.75	24,692
Qualified XII (1.15)	685.976	8.74	5,995
Qualified XII (1.20)	2,543.991	8.72	22,184
Qualified XII (1.25)	11,209.592	8.70	97,523
Qualified XII (1.30)	4.855	8.69	42
Qualified XII (1.35)	75.113	8.67	651
Qualified XII (1.40)	3,377.393	8.66	29,248
Qualified XV	38.239	8.80	337
Qualified XVI	10,844.394	8.62	93,479
Qualified XXI	4,785.614	8.85	42,353
Qualified XXVI	51.781	8.82	457
Qualified XXXIV	122.506	7.76	951
Qualified XXXVIII	1,674.250	7.83	13,109
Qualified XLIII	545.972	7.75	4,231
Qualified LIV	1,785.563	8.90	15,892
Qualified LVI	6,241.506	9.04	56,423
	402,429.701		$ 3,525,226

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,806.451	$ 10.50	$ 18,968
ING Custom Choice 65	237.724	10.97	2,608
Qualified VI	469,644.196	10.50	4,931,264
Qualified XII (0.00)	6,875.207	11.13	76,521
Qualified XII (0.25)	349.664	11.00	3,846
Qualified XII (0.30)	12,170.903	10.98	133,637
Qualified XII (0.40)	10,719.317	10.93	117,162
Qualified XII (0.50)	377,644.403	10.87	4,104,995
Qualified XII (0.55)	15,419.825	10.85	167,305
Qualified XII (0.60)	8,563.580	10.82	92,658
Qualified XII (0.65)	51,881.473	10.80	560,320
Qualified XII (0.70)	16,026.162	10.77	172,602
Qualified XII (0.75)	64,296.216	10.75	691,184
Qualified XII (0.80)	13,194.053	10.72	141,440
Qualified XII (0.85)	55,429.988	10.70	593,101
Qualified XII (0.90)	7,071.075	10.67	75,448
Qualified XII (0.95)	68,249.913	10.65	726,862
Qualified XII (1.00)	399,044.813	10.62	4,237,856
Qualified XII (1.05)	5,995.664	10.60	63,554
Qualified XII (1.10)	12,439.848	10.57	131,489
Qualified XII (1.15)	19,659.079	10.55	207,403
Qualified XII (1.20)	4,621.368	10.52	48,617
Qualified XII (1.25)	28,168.766	10.50	295,772
Qualified XII (1.30)	1,319.175	10.47	13,812
Qualified XII (1.35)	268.460	10.45	2,805
Qualified XII (1.40)	2,701.291	10.43	28,174
Qualified XII (1.45)	268.535	10.40	2,793
Qualified XIII	65.685	10.65	700
Qualified XV	1,161.776	10.65	12,373
Qualified XVI	13,204.925	10.38	137,067
Qualified XXI	7,092.896	10.72	76,036
Qualified XXVI	970.714	10.67	10,358
Qualified XXXVIII	8,058.153	8.17	65,835
Qualified XLIII	4,123.787	8.09	33,361
Qualified LIV	21,499.334	10.85	233,268
Qualified LVI	4,851.539	11.03	53,512
	1,715,095.958		$ 18,264,706

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	870.510	$ 8.81	$ 7,669
ING MAP PLUS NP11	435.795	8.75	3,813
ING MAP PLUS NP25	1,119.257	8.53	9,547
Qualified VI	28,219.175	8.53	240,710
Qualified XII (0.30)	27.886	8.83	246
Qualified XII (0.40)	544.766	8.80	4,794
Qualified XII (0.50)	23,393.063	8.77	205,157
Qualified XII (0.55)	533.495	8.75	4,668
Qualified XII (0.60)	3,362.006	8.73	29,350
Qualified XII (0.65)	11,049.337	8.72	96,350
Qualified XII (0.75)	1,795.014	8.69	15,599
Qualified XII (0.80)	7,946.165	8.67	68,893
Qualified XII (0.85)	2,441.747	8.65	21,121
Qualified XII (0.90)	813.300	8.64	7,027
Qualified XII (0.95)	7,047.299	8.62	60,748
Qualified XII (1.00)	5,882.432	8.61	50,648
Qualified XII (1.05)	1,882.099	8.59	16,167
Qualified XII (1.10)	75.607	8.57	648
Qualified XII (1.15)	2,489.803	8.56	21,313
Qualified XII (1.20)	1,327.970	8.54	11,341
Qualified XII (1.25)	2,534.062	8.53	21,616
Qualified XII (1.40)	29.429	8.48	250
Qualified XII (1.45)	18.301	8.46	155
Qualified XVI	244.595	8.45	2,067
Qualified XXVII	68,015.587	8.52	579,493
Qualified XXXIV	548.001	8.32	4,559
Qualified XLIII	28.604	8.31	238
Qualified LIV	1,006.146	8.72	8,774
Qualified LVI	1,199.726	8.86	10,630
	174,881.177		$ 1,503,591
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	369,199.503	$10.51 to $12.86	$ 4,153,241
Contracts in accumulation period:			
ING Custom Choice 62	204,297.533	11.00	2,247,273
ING Custom Choice 65	1,475.181	11.47	16,920
ING MAP PLUS NP4	4,117.680	11.37	46,818
ING MAP PLUS NP9	1,508.648	11.20	16,897
ING MAP PLUS NP15	2,594.475	11.01	28,565
ING MAP PLUS NP17	687.423	10.94	7,520
ING MAP PLUS NP19	13,362.765	10.88	145,387
ING MAP PLUS NP21	950.019	10.81	10,270
ING MAP PLUS NP24	1,016.409	10.72	10,896
ING MAP PLUS NP26	2,311.229	10.65	24,615
ING MAP PLUS NP28	34.001	10.59	360
ING MAP PLUS NP32	5.041	10.47	53
Qualified I	3,816.690	53.79	205,300
Qualified V	16,602.435	14.91	247,542

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I (continued)			
Qualified VI	3,804,116.062	$ 15.28	$ 58,126,893
Qualified VII	73,624.722	15.28	1,124,986
Qualified VIII	5,817.177	14.70	85,513
Qualified IX	638.527	15.58	9,948
Qualified X (1.15)	306,696.043	15.53	4,762,990
Qualified X (1.25)	642,598.327	15.28	9,818,902
Qualified XII (0.00)	20,346.981	14.55	296,049
Qualified XII (0.05)	44,541.044	17.00	757,198
Qualified XII (0.25)	1,351.194	14.14	19,106
Qualified XII (0.30)	478,359.787	14.05	6,720,955
Qualified XII (0.35)	46,060.968	13.97	643,472
Qualified XII (0.40)	341,672.991	15.13	5,169,512
Qualified XII (0.45)	334.921	13.81	4,625
Qualified XII (0.50)	1,424,385.503	13.86	19,741,983
Qualified XII (0.55)	370,966.970	13.65	5,063,699
Qualified XII (0.60)	307,068.115	13.57	4,166,914
Qualified XII (0.65)	1,544,742.382	13.50	20,854,022
Qualified XII (0.70)	1,141,077.048	13.42	15,313,254
Qualified XII (0.75)	970,300.465	13.34	12,943,808
Qualified XII (0.80)	1,299,450.391	13.43	17,451,619
Qualified XII (0.85)	2,663,561.547	14.43	38,435,193
Qualified XII (0.90)	148,502.565	13.25	1,967,659
Qualified XII (0.95)	815,872.673	14.23	11,609,868
Qualified XII (1.00)	3,839,350.731	14.14	54,288,419
Qualified XII (1.05)	169,066.677	14.04	2,373,696
Qualified XII (1.10)	314,528.206	13.95	4,387,668
Qualified XII (1.15)	169,794.735	13.85	2,351,657
Qualified XII (1.20)	94,129.770	13.76	1,295,226
Qualified XII (1.25)	570,885.304	13.66	7,798,293
Qualified XII (1.30)	10,290.209	13.57	139,638
Qualified XII (1.35)	10,020.973	13.48	135,083
Qualified XII (1.40)	56,487.724	13.39	756,371
Qualified XII (1.45)	15,435.609	13.29	205,139
Qualified XII (1.50)	4,626.301	13.20	61,067
Qualified XIII	2,323.101	15.92	36,984
Qualified XV	16,734.627	15.89	265,913
Qualified XVI	119,636.760	14.80	1,770,624
Qualified XVII	132,437.863	15.28	2,023,651
Qualified XVIII	217,106.239	15.28	3,317,383
Qualified XIX	185.971	53.79	10,003
Qualified XX	22,595.039	52.65	1,189,629
Qualified XXI	32,923.077	16.15	531,708
Qualified XXVI	11,217.714	16.00	179,483
Qualified XXVII	824,957.183	57.57	47,492,785
Qualified XXVIII	403,997.015	56.46	22,809,671
Qualified XXIX	1.550	52.65	82
Qualified XXX	40,694.820	51.47	2,094,562
Qualified XXXII	43,015.149	10.97	471,876

Division/Contract	Units	Unit Value		Extended Value	
ING Money Market Portfolio - Class I (continued)					
Qualified XXXIII (0.65)	94,439.085	$	11.74	$	1,108,715
Qualified XXXIV	11,277.832		10.29		116,049
Qualified XXXV	109,091.702		11.26		1,228,373
Qualified XXXVI	38,913.203		11.85		461,121
Qualified XXXVIII	75,330.486		10.39		782,684
Qualified XLIII	11,106.459		10.28		114,174
Qualified LIV	27,390.282		11.35		310,880
Qualified LVI	98,957.928		11.55		1,142,964
	24,663,014.759			$	403,501,396
ING Global Real Estate Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP11	103.154	$	14.00	$	1,444
ING MAP PLUS NP17	1,642.699		13.97		22,949
	1,745.853			$	24,393
ING International Capital Appreciation Fund - Class I					
Contracts in accumulation period:					
ING MAP PLUS NP22	131.601	$	13.18	$	1,735
ING MAP PLUS NP26	71.790		13.16		945
ING MAP PLUS NP28	13.617		13.16		179
	217.008			$	2,859
ING International SmallCap Multi-Manager Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP1	56,971.277	$	14.31	$	815,259
ING MAP PLUS NP5	3,757.687		14.14		53,134
ING MAP PLUS NP8	17,675.755		14.02		247,814
ING MAP PLUS NP10	8,544.366		13.93		119,023
ING MAP PLUS NP11	7,855.814		13.89		109,117
ING MAP PLUS NP13	74.281		13.81		1,026
ING MAP PLUS NP14	5,576.586		13.77		76,790
ING MAP PLUS NP15	5,948.149		13.73		81,668
ING MAP PLUS NP17	1,384.549		13.65		18,899
ING MAP PLUS NP18	1,152.148		13.61		15,681
ING MAP PLUS NP19	3,834.864		13.57		52,039
ING MAP PLUS NP20	303.798		13.53		4,110
ING MAP PLUS NP24	1,048.082		13.37		14,013
ING MAP PLUS NP26	923.771		13.29		12,277
ING MAP PLUS NP28	1.122		13.21		15
ING MAP PLUS NP29	746.086		13.17		9,826
ING MAP PLUS NP30	82.807		13.14		1,088
ING MAP PLUS NP35	733.497		12.94		9,491
ING MAP PLUS NP36	92.640		12.90		1,195
	116,707.279			$	1,642,465
ING American Century Small-Mid Cap Value Portfolio - Adviser Class					
Contracts in accumulation period:					
Qualified XXXV	4,641.780	$	11.15	$	51,756

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value			
Portfolio - Service Class			
Currently payable annuity contracts:	33,927.211	$ 14.30	$ 485,159
Contracts in accumulation period:			
ING Custom Choice 62	733.815	13.33	9,782
ING MAP PLUS NP6	1,545.841	13.99	21,626
ING MAP PLUS NP9	19.833	13.86	275
ING MAP PLUS NP10	4,601.931	13.82	63,599
ING MAP PLUS NP11	2,619.708	13.78	36,100
ING MAP PLUS NP13	277.211	13.70	3,798
ING MAP PLUS NP15	14,416.115	13.62	196,347
ING MAP PLUS NP16	73.099	13.58	993
ING MAP PLUS NP19	848.241	13.46	11,417
ING MAP PLUS NP22	479.606	13.34	6,398
ING MAP PLUS NP26	480.857	13.18	6,338
ING MAP PLUS NP27	9.229	13.15	121
ING MAP PLUS NP28	8,633.198	13.11	113,181
ING MAP PLUS NP30	592.000	13.03	7,714
Qualified V	107.741	14.49	1,561
Qualified VI	245,399.524	14.67	3,600,011
Qualified X (1.15)	19,557.932	14.78	289,066
Qualified X (1.25)	23,362.613	14.67	342,730
Qualified XII (0.00)	1,704.818	16.14	27,516
Qualified XII (0.05)	34,320.700	15.95	547,415
Qualified XII (0.25)	684.505	15.84	10,843
Qualified XII (0.30)	11,807.817	15.78	186,327
Qualified XII (0.35)	7.966	15.72	125
Qualified XII (0.40)	13,176.637	15.66	206,346
Qualified XII (0.50)	143,704.797	15.54	2,233,173
Qualified XII (0.55)	3,322.580	15.48	51,434
Qualified XII (0.60)	1,693.201	15.42	26,109
Qualified XII (0.65)	26,093.739	15.36	400,800
Qualified XII (0.70)	4,766.859	15.30	72,933
Qualified XII (0.75)	27,780.724	15.24	423,378
Qualified XII (0.80)	8,297.611	15.18	125,958
Qualified XII (0.85)	1,366,359.648	15.12	20,659,358
Qualified XII (0.90)	1,618.734	15.06	24,378
Qualified XII (0.95)	26,670.199	15.01	400,320
Qualified XII (1.00)	278,723.279	14.95	4,166,913
Qualified XII (1.05)	4,583.347	14.89	68,246
Qualified XII (1.10)	7,588.804	14.84	112,618
Qualified XII (1.15)	6,074.521	14.78	89,781
Qualified XII (1.20)	4,756.270	14.72	70,012
Qualified XII (1.25)	17,480.292	14.67	256,436
Qualified XII (1.35)	146.597	14.55	2,133
Qualified XII (1.40)	1,512.456	14.50	21,931
Qualified XII (1.45)	249.619	14.44	3,604
Qualified XIII	473.238	15.01	7,103
Qualified XV	913.798	15.01	13,716
Qualified XVI	11,573.930	14.39	166,549

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Service Class (continued)			
Qualified XVII	3,512.574	$ 14.67	$ 51,529
Qualified XVIII	1,734.909	14.95	25,937
Qualified XXI	7,692.756	15.18	116,776
Qualified XXVI	164.798	15.06	2,482
Qualified XXXII	140.457	13.91	1,954
Qualified XXXVIII	3,910.603	9.52	37,229
Qualified XLIII	155.976	9.42	1,469
Qualified LIV	4,596.015	12.36	56,807
Qualified LVI	10,314.425	12.56	129,549
	2,395,994.904		$ 35,995,403
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP4	443.178	$ 8.72	$ 3,865
ING MAP PLUS NP6	577.349	8.69	5,017
ING MAP PLUS NP8	37,810.972	8.66	327,443
ING MAP PLUS NP9	7,483.890	8.64	64,661
ING MAP PLUS NP10	3,551.140	8.63	30,646
ING MAP PLUS NP11	19,931.167	8.61	171,607
ING MAP PLUS NP13	1,011.251	8.58	8,677
ING MAP PLUS NP14	14,489.008	8.57	124,171
ING MAP PLUS NP15	1,515.004	8.55	12,953
ING MAP PLUS NP17	11,749.539	8.52	100,106
ING MAP PLUS NP18	3,529.592	8.50	30,002
ING MAP PLUS NP19	12,908.074	8.49	109,590
ING MAP PLUS NP20	20,006.211	8.47	169,453
ING MAP PLUS NP21	27,047.241	8.46	228,820
ING MAP PLUS NP22	861.828	8.44	7,274
ING MAP PLUS NP23	16,064.982	8.42	135,267
ING MAP PLUS NP24	7.765	8.41	65
ING MAP PLUS NP26	1,615.911	8.38	13,541
ING MAP PLUS NP27	420.470	8.36	3,515
ING MAP PLUS NP28	13,425.164	8.35	112,100
ING MAP PLUS NP29	3,232.073	8.33	26,923
ING MAP PLUS NP30	3.218	8.32	27
ING MAP PLUS NP32	62.633	8.29	519
ING MAP PLUS NP36	14.948	8.23	123
Qualified VI	68,225.314	8.38	571,728
Qualified XII (0.00)	1.458	8.77	13
Qualified XII (0.40)	3,084.760	8.64	26,652
Qualified XII (0.50)	22,839.521	8.61	196,648
Qualified XII (0.55)	356.240	8.60	3,064
Qualified XII (0.60)	2,086.857	8.58	17,905
Qualified XII (0.65)	8,768.636	8.57	75,147
Qualified XII (0.70)	69.819	8.55	597
Qualified XII (0.75)	3,951.373	8.53	33,705
Qualified XII (0.80)	2,809.616	8.52	23,938
Qualified XII (0.85)	3,615.968	8.50	30,736
Qualified XII (0.90)	761.138	8.49	6,462

Division/Contract	Units	Unit Value	Extended Value
ING Baron Asset Portfolio - Service Class (continued)			
Qualified XII (0.95)	7,141.210	$ 8.47	$ 60,486
Qualified XII (1.00)	17,097.940	8.46	144,649
Qualified XII (1.05)	1,038.559	8.44	8,765
Qualified XII (1.10)	1,913.082	8.42	16,108
Qualified XII (1.15)	286.848	8.41	2,412
Qualified XII (1.20)	1,504.312	8.39	12,621
Qualified XII (1.25)	1,624.414	8.38	13,613
Qualified XII (1.30)	1.638	8.36	14
Qualified XII (1.40)	1,027.768	8.33	8,561
Qualified XII (1.45)	10.345	8.32	86
Qualified XIII	669.050	8.47	5,667
Qualified XV	15.877	8.47	134
Qualified XVI	3,665.663	8.30	30,425
Qualified XXVI	348.890	8.49	2,962
Qualified XXXIV	57.584	7.67	442
Qualified XXXVIII	552.487	7.74	4,276
Qualified LIV	3,695.160	8.56	31,631
Qualified LVI	745.636	8.71	6,494
	355,729.771		$ 3,022,306
ING Baron Small Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	97,226.906	$ 9.74	$ 946,990
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:	91,979.425	$ 12.71	$ 1,169,058
Contracts in accumulation period:			
ING Custom Choice 62	658.659	11.90	7,838
ING Custom Choice 65	5,762.619	10.50	60,507
ING MAP PLUS NP1	7,884.945	12.79	100,848
ING MAP PLUS NP4	11,166.425	12.67	141,479
ING MAP PLUS NP5	444.640	12.64	5,620
ING MAP PLUS NP6	2,160.442	12.60	27,222
ING MAP PLUS NP8	43,058.934	12.52	539,098
ING MAP PLUS NP9	28,887.642	12.49	360,807
ING MAP PLUS NP10	1,062.730	12.45	13,231
ING MAP PLUS NP11	21,831.490	12.41	270,929
ING MAP PLUS NP12	5,957.107	12.38	73,749
ING MAP PLUS NP13	9,733.645	12.34	120,113
ING MAP PLUS NP14	29,636.315	12.30	364,527
ING MAP PLUS NP15	57,261.211	12.27	702,595
ING MAP PLUS NP16	181.474	12.23	2,219
ING MAP PLUS NP17	13,246.579	12.20	161,608
ING MAP PLUS NP18	19,885.443	12.16	241,807
ING MAP PLUS NP19	8,067.478	12.12	97,778
ING MAP PLUS NP20	11,228.643	12.09	135,754
ING MAP PLUS NP21	5,484.974	12.05	66,094
ING MAP PLUS NP22	1,961.621	12.02	23,579
ING MAP PLUS NP23	12,115.876	11.98	145,148

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
ING MAP PLUS NP24	3,537.765	$ 11.95	$ 42,276
ING MAP PLUS NP25	1,414.975	11.91	16,852
ING MAP PLUS NP26	445.955	11.88	5,298
ING MAP PLUS NP27	525.931	11.84	6,227
ING MAP PLUS NP28	17,037.014	11.81	201,207
ING MAP PLUS NP29	548.602	11.77	6,457
ING MAP PLUS NP30	4,804.673	11.74	56,407
ING MAP PLUS NP32	1,230.872	11.67	14,364
ING MAP PLUS NP36	100.374	11.53	1,157
Qualified VI	1,076,817.061	14.17	15,258,498
Qualified X (1.15)	55,457.191	14.28	791,929
Qualified X (1.25)	102,106.164	14.17	1,446,844
Qualified XII (0.00)	6,742.501	15.60	105,183
Qualified XII (0.05)	42,141.716	15.40	648,982
Qualified XII (0.10)	193.932	15.48	3,002
Qualified XII (0.25)	1,926.497	15.30	29,475
Qualified XII (0.30)	42,072.727	15.24	641,188
Qualified XII (0.35)	550.117	15.19	8,356
Qualified XII (0.40)	56,954.649	15.13	861,724
Qualified XII (0.50)	1,413,948.740	15.01	21,223,371
Qualified XII (0.55)	50,735.998	14.95	758,503
Qualified XII (0.60)	34,235.867	14.90	510,114
Qualified XII (0.65)	73,233.770	14.84	1,086,789
Qualified XII (0.70)	33,020.794	14.78	488,047
Qualified XII (0.75)	183,224.870	14.73	2,698,902
Qualified XII (0.80)	71,145.714	14.67	1,043,708
Qualified XII (0.85)	1,172,882.211	14.61	17,135,809
Qualified XII (0.90)	26,624.368	14.56	387,651
Qualified XII (0.95)	148,266.077	14.50	2,149,858
Qualified XII (1.00)	631,247.209	14.45	9,121,522
Qualified XII (1.05)	19,259.500	14.39	277,144
Qualified XII (1.10)	30,477.683	14.33	436,745
Qualified XII (1.15)	43,568.789	14.28	622,162
Qualified XII (1.20)	13,308.546	14.22	189,248
Qualified XII (1.25)	56,618.357	14.17	802,282
Qualified XII (1.30)	598.126	14.12	8,446
Qualified XII (1.35)	1,595.186	14.06	22,428
Qualified XII (1.40)	7,461.707	14.01	104,539
Qualified XII (1.45)	932.346	13.95	13,006
Qualified XII (1.50)	30.811	13.90	428
Qualified XIII	1,010.741	14.50	14,656
Qualified XV	608.240	14.50	8,819
Qualified XVI	31,395.627	13.90	436,399
Qualified XVII	3,058.979	14.17	43,346
Qualified XVIII	1,535.300	14.45	22,185
Qualified XXI	21,025.481	14.67	308,444
Qualified XXVI	563.095	14.56	8,199
Qualified XXVII	658,112.732	16.37	10,773,305

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Qualified XXVIII	461,546.926	$ 7.73	$ 3,567,758
Qualified XXXII	252.378	12.66	3,195
Qualified XXXIII (0.65)	25,034.714	15.08	377,523
Qualified XXXIV	199.146	7.61	1,516
Qualified XXXVIII	4,528.930	7.68	34,782
Qualified XLIII	1,094.047	7.60	8,315
Qualified LIV	32,265.484	10.39	335,238
Qualified LVI	29,806.511	10.57	315,055
	7,088,722.033		$ 100,316,471
ING Columbia Small Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	2,673.690	$ 7.71	$ 20,614
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	2,041.122	$ 8.44	$ 17,227
ING MAP PLUS NP14	508.954	8.39	4,270
ING MAP PLUS NP18	3,082.273	8.33	25,675
ING MAP PLUS NP19	1,641.268	8.31	13,639
ING MAP PLUS NP23	7.377	8.25	61
ING MAP PLUS NP24	3.768	8.24	31
ING MAP PLUS NP28	92.007	8.18	753
Qualified V	756.118	8.16	6,170
Qualified VI	67,920.577	8.21	557,628
Qualified XII (0.00)	86.987	8.59	747
Qualified XII (0.30)	190.406	8.50	1,618
Qualified XII (0.40)	4,030.803	8.47	34,141
Qualified XII (0.50)	4,506.743	8.44	38,037
Qualified XII (0.55)	5,608.677	8.42	47,225
Qualified XII (0.60)	62.634	8.41	527
Qualified XII (0.65)	1,752.930	8.39	14,707
Qualified XII (0.70)	3,998.023	8.37	33,463
Qualified XII (0.75)	16,986.298	8.36	142,005
Qualified XII (0.80)	106.056	8.34	885
Qualified XII (0.85)	8,131.107	8.33	67,732
Qualified XII (0.90)	3,126.673	8.31	25,983
Qualified XII (0.95)	7,321.440	8.30	60,768
Qualified XII (1.00)	19,340.866	8.28	160,142
Qualified XII (1.05)	722.799	8.27	5,978
Qualified XII (1.10)	323.004	8.25	2,665
Qualified XII (1.15)	7,737.808	8.24	63,760
Qualified XII (1.20)	2,004.695	8.22	16,479
Qualified XII (1.25)	6,389.492	8.21	52,458
Qualified XII (1.30)	31.499	8.19	258
Qualified XII (1.35)	208.560	8.18	1,706
Qualified XII (1.40)	267.653	8.16	2,184
Qualified XVI	1,783.921	8.13	14,503
Qualified LIV	1,730.974	8.39	14,523
Qualified LVI	1,498.210	8.53	12,780
	174,001.722		$ 1,440,728

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Currently payable annuity contracts:	31,134.316	$ 10.50	$ 326,910
Contracts in accumulation period:			
ING Custom Choice 62	44.965	10.18	458
ING Custom Choice 65	761.310	10.38	7,902
ING MAP PLUS NP5	13,738.972	10.21	140,275
ING MAP PLUS NP8	40,665.498	10.12	411,535
ING MAP PLUS NP11	5,360.055	10.03	53,761
ING MAP PLUS NP13	1,286.727	9.97	12,829
ING MAP PLUS NP14	11,741.877	9.94	116,714
ING MAP PLUS NP15	4,873.197	9.91	48,293
ING MAP PLUS NP17	6,449.275	9.86	63,590
ING MAP PLUS NP18	470.897	9.83	4,629
ING MAP PLUS NP19	1,051.063	9.80	10,300
ING MAP PLUS NP21	818.925	9.74	7,976
ING MAP PLUS NP22	2,548.059	9.71	24,742
ING MAP PLUS NP23	2,446.385	9.68	23,681
ING MAP PLUS NP24	36.419	9.65	351
ING MAP PLUS NP28	1,043.771	9.54	9,958
ING MAP PLUS NP29	3,276.819	9.51	31,163
ING MAP PLUS NP30	955.591	9.48	9,059
Qualified VI	257,395.574	16.39	4,218,713
Qualified X (1.15)	18,467.660	10.63	196,311
Qualified X (1.25)	28,797.850	10.30	296,618
Qualified XII (0.00)	645.009	18.15	11,707
Qualified XII (0.25)	766.795	17.78	13,634
Qualified XII (0.30)	7,514.915	17.71	133,089
Qualified XII (0.35)	5.808	17.64	102
Qualified XII (0.40)	13,573.593	17.56	238,352
Qualified XII (0.50)	71,562.403	17.42	1,246,617
Qualified XII (0.55)	5,922.421	17.35	102,754
Qualified XII (0.60)	7,026.937	17.28	121,425
Qualified XII (0.65)	26,069.494	17.21	448,656
Qualified XII (0.70)	5,872.354	17.14	100,652
Qualified XII (0.75)	24,340.201	17.07	415,487
Qualified XII (0.80)	13,197.965	17.00	224,365
Qualified XII (0.85)	22,577.084	16.93	382,230
Qualified XII (0.90)	2,291.751	16.86	38,639
Qualified XII (0.95)	38,405.958	16.80	645,220
Qualified XII (1.00)	98,158.818	16.73	1,642,197
Qualified XII (1.05)	3,999.115	16.66	66,625
Qualified XII (1.10)	7,227.385	16.59	119,902
Qualified XII (1.15)	4,110.172	16.52	67,900
Qualified XII (1.20)	3,390.235	16.46	55,803
Qualified XII (1.25)	16,216.428	16.39	265,787
Qualified XII (1.30)	285.737	16.32	4,663
Qualified XII (1.35)	205.554	16.26	3,342
Qualified XII (1.40)	816.986	16.19	13,227
Qualified XII (1.45)	130.527	16.12	2,104

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class (continued)			
Qualified XIII	760.083	$ 16.80	$ 12,769
Qualified XV	4,135.707	16.80	69,480
Qualified XVI	6,218.691	16.06	99,872
Qualified XVII	1,277.861	16.39	20,944
Qualified XVIII	1,864.309	10.76	20,060
Qualified XXVI	655.388	16.86	11,050
Qualified XXXII	507.605	10.36	5,259
Qualified XXXIV	2,040.562	7.77	15,855
Qualified XXXVIII	3,941.372	7.84	30,900
Qualified XLIII	736.492	7.76	5,715
Qualified LIV	2,627.171	10.27	26,981
Qualified LVI	7,808.830	10.44	81,524
	840,252.921		$ 12,780,656
ING Fidelity® VIP Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	250.086	$ 10.38	$ 2,596
Qualified XII (0.50)	965,420.140	10.20	9,847,285
	965,670.226		$ 9,849,881
ING Index Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,769.637	$ 9.22	$ 16,316
ING MAP PLUS NP13	247.507	9.19	2,275
ING MAP PLUS NP14	3,842.873	9.18	35,278
ING MAP PLUS NP17	3,017.619	9.16	27,641
ING MAP PLUS NP21	2,558.388	9.13	23,358
ING MAP PLUS NP22	396.138	9.12	3,613
ING MAP PLUS NP26	230.054	9.09	2,091
ING MAP PLUS NP27	1,590.057	9.09	14,454
ING MAP PLUS NP28	5,457.896	9.08	49,558
ING MAP PLUS NP30	97.184	9.06	880
ING MAP PLUS NP32	183.125	9.05	1,657
	19,390.478		$ 177,121
ING Index Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,660.930	$ 8.69	$ 14,433
ING MAP PLUS NP13	7,913.163	8.66	68,528
ING MAP PLUS NP14	13,340.727	8.65	115,397
ING MAP PLUS NP15	16,647.295	8.65	143,999
ING MAP PLUS NP17	10,938.993	8.63	94,404
ING MAP PLUS NP21	8,282.877	8.60	71,233
ING MAP PLUS NP27	4,014.072	8.56	34,360
ING MAP PLUS NP28	14,584.310	8.55	124,696
	77,382.367		$ 667,050

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	258.581	$ 8.44	$ 2,182
ING MAP PLUS NP9	1,254.331	8.40	10,536
ING MAP PLUS NP13	4,960.891	8.38	41,572
ING MAP PLUS NP14	6,368.631	8.37	53,305
ING MAP PLUS NP15	3,517.837	8.36	29,409
ING MAP PLUS NP17	10,738.255	8.35	89,664
ING MAP PLUS NP21	3,623.868	8.32	30,151
ING MAP PLUS NP26	92.902	8.29	770
ING MAP PLUS NP27	35.809	8.28	296
ING MAP PLUS NP28	11,077.936	8.27	91,615
	41,929.041		$ 349,500
ING Index Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	652.560	$ 8.15	$ 5,318
ING MAP PLUS NP9	1,372.782	8.11	11,133
ING MAP PLUS NP13	4,301.541	8.09	34,799
ING MAP PLUS NP14	66.660	8.08	539
ING MAP PLUS NP15	3,828.803	8.07	30,898
ING MAP PLUS NP17	3,342.703	8.06	26,942
ING MAP PLUS NP21	1,793.653	8.03	14,403
ING MAP PLUS NP26	160.756	8.00	1,286
ING MAP PLUS NP27	24.810	7.99	198
ING MAP PLUS NP28	1,640.315	7.99	13,106
ING MAP PLUS NP32	277.970	7.96	2,213
	17,462.553		$ 140,835
ING Index Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	176.195	$ 9.90	$ 1,744
ING MAP PLUS NP9	211.322	9.86	2,084
ING MAP PLUS NP13	1,741.429	9.82	17,101
ING MAP PLUS NP17	3,598.502	9.79	35,229
ING MAP PLUS NP21	242.758	9.76	2,369
ING MAP PLUS NP28	17.899	9.70	174
ING MAP PLUS NP30	0.770	9.69	7
	5,988.875		$ 58,708
ING JPMorgan Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	28,910.299	$ 10.09	$ 291,705
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	60,325.965	$ 12.63	$ 761,917
Contracts in accumulation period:			
ING Custom Choice 62	256.562	11.96	3,068
ING MAP PLUS NP1	7,815.919	12.82	100,200
ING MAP PLUS NP8	4,182.657	12.56	52,534
ING MAP PLUS NP9	1,905.321	12.52	23,855

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
ING MAP PLUS NP10	16,193.502	$ 12.49	$ 202,257
ING MAP PLUS NP11	3,913.799	12.45	48,727
ING MAP PLUS NP12	51.283	12.41	636
ING MAP PLUS NP13	1,135.667	12.38	14,060
ING MAP PLUS NP14	13,638.217	12.34	168,296
ING MAP PLUS NP15	14,079.951	12.30	173,183
ING MAP PLUS NP17	7,270.933	12.23	88,924
ING MAP PLUS NP19	2,287.102	12.16	27,811
ING MAP PLUS NP20	1,058.906	12.12	12,834
ING MAP PLUS NP21	3,466.315	12.09	41,908
ING MAP PLUS NP22	715.291	12.05	8,619
ING MAP PLUS NP23	8,684.314	12.02	104,385
ING MAP PLUS NP24	1,376.816	11.98	16,494
ING MAP PLUS NP25	609.074	11.95	7,278
ING MAP PLUS NP26	48.563	11.91	578
ING MAP PLUS NP28	9,048.229	11.84	107,131
ING MAP PLUS NP29	81.875	11.81	967
ING MAP PLUS NP30	115.577	11.77	1,360
ING MAP PLUS NP32	130.743	11.70	1,530
Qualified VI	577,336.808	14.34	8,279,010
Qualified VIII	388.166	14.33	5,562
Qualified X (1.15)	39,921.886	14.45	576,871
Qualified X (1.25)	115,321.054	14.34	1,653,704
Qualified XII (0.00)	665.054	15.78	10,495
Qualified XII (0.05)	36,952.063	15.60	576,452
Qualified XII (0.10)	141.358	15.66	2,214
Qualified XII (0.25)	1,870.019	15.48	28,948
Qualified XII (0.30)	10,554.138	15.42	162,745
Qualified XII (0.35)	1,231.789	15.37	18,933
Qualified XII (0.40)	17,116.519	15.31	262,054
Qualified XII (0.50)	41,637.990	15.19	632,481
Qualified XII (0.55)	24,186.129	15.13	365,936
Qualified XII (0.60)	13,296.030	15.07	200,371
Qualified XII (0.65)	29,058.746	15.01	436,172
Qualified XII (0.70)	18,430.916	14.96	275,727
Qualified XII (0.75)	101,951.842	14.90	1,519,082
Qualified XII (0.80)	11,487.507	14.84	170,475
Qualified XII (0.85)	58,393.569	14.79	863,641
Qualified XII (0.90)	16,714.356	14.73	246,202
Qualified XII (0.95)	115,804.206	14.67	1,698,848
Qualified XII (1.00)	303,114.571	14.62	4,431,535
Qualified XII (1.05)	3,986.240	14.56	58,040
Qualified XII (1.10)	24,186.077	14.50	350,698
Qualified XII (1.15)	10,444.806	14.45	150,927
Qualified XII (1.20)	6,925.688	14.39	99,661
Qualified XII (1.25)	19,311.728	14.34	276,930
Qualified XII (1.35)	132.171	14.23	1,881
Qualified XII (1.40)	3,392.971	14.17	48,078
Qualified XII (1.45)	751.019	14.12	10,604

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Qualified XII (1.50)	1.151	$ 14.07	$ 16
Qualified XIII	1,032.286	14.67	15,144
Qualified XV	2,035.213	14.67	29,857
Qualified XVI	14,719.650	14.07	207,105
Qualified XVIII	677.324	14.62	9,902
Qualified XXI	8,382.583	14.84	124,398
Qualified XXVI	88.832	14.73	1,308
Qualified XXXII	1,191.653	12.47	14,860
Qualified XXXIV	947.931	8.13	7,707
Qualified XXXVIII	4,473.781	8.21	36,730
Qualified XLIII	516.757	8.12	4,196
Qualified LIV	52,839.795	10.71	565,914
Qualified LVI	13,716.819	10.89	149,376
	1,863,721.772		$ 26,549,342
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	12,692.695	$ 8.62	$ 109,411
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	11,387.563	$10.54 to $12.77	$ 134,497
Contracts in accumulation period:			
ING Custom Choice 65	17,244.730	10.32	177,966
Qualified V	2,724.146	12.50	34,052
Qualified VI	2,952,557.020	12.77	37,704,153
Qualified VIII	4,349.939	13.37	58,159
Qualified X (1.15)	309,314.101	12.98	4,014,897
Qualified X (1.25)	119,699.154	12.77	1,528,558
Qualified XII (0.00)	12,984.950	8.46	109,853
Qualified XII (0.05)	52,335.683	14.19	742,643
Qualified XII (0.10)	50.280	8.36	420
Qualified XII (0.20)	21,864.533	8.27	180,820
Qualified XII (0.25)	7,179.911	8.22	59,019
Qualified XII (0.30)	63,439.420	8.17	518,300
Qualified XII (0.35)	14,119.357	8.12	114,649
Qualified XII (0.40)	33,774.238	9.37	316,465
Qualified XII (0.45)	854.207	8.03	6,859
Qualified XII (0.50)	228,027.990	7.87	1,794,580
Qualified XII (0.55)	123,606.812	7.94	981,438
Qualified XII (0.60)	39,630.894	7.89	312,688
Qualified XII (0.65)	342,706.408	7.84	2,686,818
Qualified XII (0.70)	236,947.062	7.80	1,848,187
Qualified XII (0.75)	243,576.929	7.75	1,887,721
Qualified XII (0.80)	458,410.180	8.32	3,813,973
Qualified XII (0.85)	593,113.875	8.94	5,302,438
Qualified XII (0.90)	33,623.440	7.96	267,643
Qualified XII (0.95)	426,290.649	8.82	3,759,884
Qualified XII (1.00)	1,246,720.771	8.76	10,921,274
Qualified XII (1.05)	84,347.367	8.70	733,822

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth			
Portfolio - Initial Class (continued)			
Qualified XII (1.10)	100,982.561	$ 8.64	$ 872,489
Qualified XII (1.15)	86,789.692	8.58	744,656
Qualified XII (1.20)	21,073.140	8.52	179,543
Qualified XII (1.25)	39,780.307	8.46	336,541
Qualified XII (1.30)	840.571	8.41	7,069
Qualified XII (1.35)	1,718.553	8.35	14,350
Qualified XII (1.40)	22,009.496	8.29	182,459
Qualified XII (1.45)	1,409.269	8.24	11,612
Qualified XII (1.50)	9,090.718	8.18	74,362
Qualified XV	10,089.903	13.28	133,994
Qualified XVI	62,520.947	12.37	773,384
Qualified XVII	1,981.607	12.77	25,305
Qualified XVIII	5,532.529	12.77	70,650
Qualified XXVI	5,428.844	13.19	71,606
Qualified XXVII	1,074,666.612	13.18	14,164,106
Qualified XXVIII	197,527.027	13.15	2,597,480
Qualified XXXII	8,306.601	10.42	86,555
Qualified XXXIV	21,968.675	7.69	168,939
Qualified XXXVI	36,775.247	9.31	342,378
Qualified XXXVIII	84,880.847	7.76	658,675
Qualified XLIII	4,921.499	7.68	37,797
Qualified LIV	24,349.467	10.21	248,608
Qualified LVI	107,303.664	10.38	1,113,812
	9,610,829.385		$ 102,928,146
ING Legg Mason Partners Aggressive Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	1,330.329	$ 9.98	$ 13,277
ING MAP PLUS NP3	630.870	9.92	6,258
ING MAP PLUS NP14	7,816.511	9.60	75,039
ING MAP PLUS NP17	5,551.697	9.52	52,852
ING MAP PLUS NP22	121.414	9.38	1,139
ING MAP PLUS NP26	238.019	9.27	2,206
	15,688.840		$ 150,771
ING Oppenheimer Global Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	36,142.352	$ 10.61	$ 383,470
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	236,663.465	$11.46 to $11.76	$ 2,776,375
Contracts in accumulation period:			
ING Custom Choice 62	6,394.729	11.61	74,243
ING Custom Choice 65	41,022.318	12.41	509,087
ING MAP PLUS NP1	12,820.147	12.21	156,534
ING MAP PLUS NP3	455.194	12.15	5,531
ING MAP PLUS NP8	5,006.981	12.01	60,134
ING MAP PLUS NP10	21,130.855	11.95	252,514
ING MAP PLUS NP11	26,411.809	11.92	314,829
ING MAP PLUS NP12	4,525.061	11.89	53,803

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
ING MAP PLUS NP13	13,398.616	$ 11.86	$ 158,908
ING MAP PLUS NP14	12,491.692	11.83	147,777
ING MAP PLUS NP15	42,752.660	11.80	504,481
ING MAP PLUS NP16	1,332.634	11.77	15,685
ING MAP PLUS NP17	20,236.456	11.74	237,576
ING MAP PLUS NP18	15,433.568	11.72	180,881
ING MAP PLUS NP19	10,694.539	11.69	125,019
ING MAP PLUS NP20	414.691	11.66	4,835
ING MAP PLUS NP21	7,637.646	11.63	88,826
ING MAP PLUS NP22	1,439.734	11.60	16,701
ING MAP PLUS NP24	13,687.937	11.55	158,096
ING MAP PLUS NP25	495.273	11.52	5,706
ING MAP PLUS NP26	2,755.203	11.49	31,657
ING MAP PLUS NP27	461.353	11.46	5,287
ING MAP PLUS NP28	6,662.210	11.43	76,149
ING MAP PLUS NP29	8,897.011	11.40	101,426
ING MAP PLUS NP30	5,599.549	11.38	63,723
ING MAP PLUS NP32	433.727	11.32	4,910
ING MAP PLUS NP35	1,345.717	11.24	15,126
Qualified V	2,118.414	11.52	24,404
Qualified VI	13,546,872.985	11.61	157,279,195
Qualified VIII	12,630.775	11.60	146,517
Qualified X (1.15)	839,688.672	11.66	9,790,770
Qualified X (1.25)	1,036,917.644	11.61	12,038,614
Qualified XII (0.00)	63,263.138	12.85	812,931
Qualified XII (0.05)	450,105.535	12.86	5,788,357
Qualified XII (0.05)	82,996.468	12.86	1,067,335
Qualified XII (0.10)	419.164	12.28	5,147
Qualified XII (0.20)	110,410.341	12.68	1,400,003
Qualified XII (0.25)	18,564.961	12.66	235,032
Qualified XII (0.30)	748,437.447	12.16	9,100,999
Qualified XII (0.35)	48,674.369	12.13	590,420
Qualified XII (0.40)	214,529.633	12.55	2,692,347
Qualified XII (0.45)	1,975.463	12.07	23,844
Qualified XII (0.50)	1,325,428.185	12.55	16,634,124
Qualified XII (0.55)	329,299.730	12.43	4,093,196
Qualified XII (0.60)	403,741.296	11.98	4,836,821
Qualified XII (0.65)	1,476,235.697	11.95	17,641,017
Qualified XII (0.70)	515,306.717	11.92	6,142,456
Qualified XII (0.75)	1,132,253.751	12.27	13,892,754
Qualified XII (0.80)	1,762,157.785	12.36	21,780,270
Qualified XII (0.85)	1,381,472.016	12.34	17,047,365
Qualified XII (0.90)	154,654.808	12.29	1,900,708
Qualified XII (0.95)	1,783,716.160	11.78	21,012,176
Qualified XII (1.00)	4,708,925.397	12.25	57,684,336
Qualified XII (1.05)	264,765.526	11.72	3,103,052
Qualified XII (1.10)	433,687.394	12.18	5,282,312
Qualified XII (1.15)	348,808.556	12.14	4,234,536
Qualified XII (1.20)	140,809.631	12.09	1,702,388

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XII (1.25)	363,925.551	$ 12.08	$ 4,396,221
Qualified XII (1.30)	10,090.973	12.04	121,495
Qualified XII (1.35)	12,915.423	11.55	149,173
Qualified XII (1.40)	63,114.453	11.52	727,078
Qualified XII (1.45)	17,633.194	11.49	202,605
Qualified XII (1.50)	23,131.849	11.47	265,322
Qualified XIII	507.193	11.78	5,975
Qualified XV	87,308.231	11.78	1,028,491
Qualified XVI	346,066.988	11.47	3,969,388
Qualified XVII	36,404.806	11.61	422,660
Qualified XVIII	51,087.897	11.61	593,130
Qualified XXII	1,816.503	12.07	21,925
Qualified XXVI	28,258.384	11.81	333,732
Qualified XXVII	7,607,082.140	11.73	89,231,074
Qualified XXVIII	2,735,615.158	11.74	32,116,122
Qualified XXXII	36,078.173	11.61	418,868
Qualified XXXIII (0.65)	50,514.972	11.95	603,654
Qualified XXXIV	37,239.982	7.96	296,430
Qualified XXXVI	71,028.315	12.01	853,050
Qualified XXXVIII	328,746.397	8.04	2,643,121
Qualified XLIII	27,739.028	7.95	220,525
Qualified LIV	139,273.196	12.27	1,708,882
Qualified LVI	427,438.744	12.48	5,334,436
	46,362,485.983		$ 549,792,602
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.714	$ 13.58	$ 10
Qualified XII (1.00)	35,099.365	13.84	485,775
	35,100.079		$ 485,785
ING Oppenheimer Strategic Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	20,135.058	$ 11.87	$ 239,003
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	489,153.626	$11.28 to $11.83	$ 5,780,345
Contracts in accumulation period:			
ING Custom Choice 65	5,963.746	12.15	72,460
Qualified V	2,340.363	11.44	26,774
Qualified VI	2,830,785.330	11.53	32,638,955
Qualified VIII	2,132.701	11.53	24,590
Qualified X (1.15)	153,233.097	11.59	1,775,972
Qualified X (1.25)	214,717.990	11.53	2,475,698
Qualified XII (0.00)	12,133.898	12.26	148,762
Qualified XII (0.05)	155,271.388	12.40	1,925,365
Qualified XII (0.20)	26,666.708	12.14	323,734
Qualified XII (0.25)	4,909.841	12.11	59,458

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class (continued)			
Qualified XII (0.30)	245,721.929	$ 12.08	$ 2,968,321
Qualified XII (0.35)	3,456.695	12.18	42,103
Qualified XII (0.40)	121,301.487	12.02	1,458,044
Qualified XII (0.45)	10.657	11.99	128
Qualified XII (0.50)	579,986.849	12.10	7,017,841
Qualified XII (0.55)	75,933.794	12.06	915,762
Qualified XII (0.60)	77,956.369	12.02	937,036
Qualified XII (0.65)	419,707.869	11.88	4,986,129
Qualified XII (0.70)	145,462.170	11.85	1,723,727
Qualified XII (0.75)	339,095.102	11.92	4,042,014
Qualified XII (0.80)	433,939.233	11.92	5,172,556
Qualified XII (0.85)	452,813.865	11.89	5,383,957
Qualified XII (0.90)	67,603.559	11.86	801,778
Qualified XII (0.95)	532,417.738	11.70	6,229,288
Qualified XII (1.00)	1,438,469.021	11.80	16,973,934
Qualified XII (1.05)	84,120.336	11.65	980,002
Qualified XII (1.10)	116,248.158	11.62	1,350,804
Qualified XII (1.15)	47,964.574	11.70	561,186
Qualified XII (1.20)	64,382.817	11.56	744,265
Qualified XII (1.25)	166,621.030	11.64	1,939,469
Qualified XII (1.30)	9,467.109	11.61	109,913
Qualified XII (1.35)	1,431.876	11.63	16,653
Qualified XII (1.40)	36,007.060	11.45	412,281
Qualified XII (1.45)	9,210.078	11.42	105,179
Qualified XII (1.50)	1,304.454	11.39	14,858
Qualified XIII	4,120.878	11.70	48,214
Qualified XV	14,259.978	11.70	166,842
Qualified XVI	86,140.140	11.39	981,136
Qualified XVII	16,990.790	11.53	195,904
Qualified XVIII	9,735.023	11.53	112,245
Qualified XXI	27,838.137	11.79	328,212
Qualified XXVI	4,927.888	11.73	57,804
Qualified XXVII	1,046,131.425	11.81	12,354,812
Qualified XXVIII	410,735.464	11.82	4,854,893
Qualified XXXII	4,194.931	11.53	48,368
Qualified XXXIII (0.65)	49,818.088	11.88	591,839
Qualified XXXIV	25,468.968	10.27	261,566
Qualified XXXVI	10,192.909	11.93	121,601
Qualified XXXVIII	46,923.126	10.37	486,593
Qualified XLIII	1,785.888	10.26	18,323
Qualified LIV	75,277.165	12.02	904,832
Qualified LVI	103,329.058	12.22	1,262,681
	11,305,812.373		$ 132,935,206

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	1,059.986	$ 11.36	$ 12,041
Contracts in accumulation period:			
ING MAP PLUS NP8	18,470.977	10.56	195,054
ING MAP PLUS NP9	3,016.175	10.55	31,821
ING MAP PLUS NP11	10,868.769	10.52	114,339
ING MAP PLUS NP12	4,262.549	10.50	44,757
ING MAP PLUS NP13	7,293.900	10.49	76,513
ING MAP PLUS NP16	1,604.032	10.45	16,762
ING MAP PLUS NP18	2,247.768	10.42	23,422
ING MAP PLUS NP23	2,501.156	10.35	25,887
ING MAP PLUS NP27	1,424.651	10.30	14,674
ING MAP PLUS NP28	3,037.301	10.28	31,223
ING MAP PLUS NP30	2,148.180	10.25	22,019
	57,935.444		$ 608,512
ING PIMCO Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	95,664.481	$ 12.70	$ 1,214,939
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:	664,972.058	$12.10 to $13.02	$ 8,648,365
Contracts in accumulation period:			
ING Custom Choice 62	3,412.253	12.79	43,643
ING Custom Choice 65	8,191.237	12.78	104,684
ING MAP PLUS NP1	151,147.496	13.51	2,042,003
ING MAP PLUS NP4	29,239.881	13.39	391,522
ING MAP PLUS NP6	50,540.530	13.31	672,694
ING MAP PLUS NP8	35,498.048	13.23	469,639
ING MAP PLUS NP9	46,977.881	13.19	619,638
ING MAP PLUS NP10	27,386.243	13.15	360,129
ING MAP PLUS NP11	55,898.879	13.11	732,834
ING MAP PLUS NP12	2,106.961	13.07	27,538
ING MAP PLUS NP13	23,767.567	13.04	309,929
ING MAP PLUS NP14	20,435.528	13.00	265,662
ING MAP PLUS NP15	58,741.481	12.96	761,290
ING MAP PLUS NP17	12,959.002	12.88	166,912
ING MAP PLUS NP18	39,093.712	12.85	502,354
ING MAP PLUS NP19	15,915.360	12.81	203,876
ING MAP PLUS NP20	20,503.810	12.77	261,834
ING MAP PLUS NP21	25,393.364	12.73	323,258
ING MAP PLUS NP22	9,983.123	12.69	126,686
ING MAP PLUS NP23	14,757.809	12.66	186,834
ING MAP PLUS NP24	1,307.282	12.62	16,498
ING MAP PLUS NP25	418.918	12.58	5,270
ING MAP PLUS NP26	7,898.665	12.55	99,128
ING MAP PLUS NP27	662.812	12.51	8,292
ING MAP PLUS NP28	36,992.701	12.47	461,299
ING MAP PLUS NP29	4,781.591	12.43	59,435
ING MAP PLUS NP30	2,883.179	12.40	35,751

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
(continued)			
ING MAP PLUS NP35	3,202.752	$ 12.22	$ 39,138
ING MAP PLUS NP36	1,024.447	12.18	12,478
Qualified VI	2,520,926.310	13.92	35,091,294
Qualified VIII	689.342	13.91	9,589
Qualified X (1.15)	71,650.491	14.02	1,004,540
Qualified X (1.25)	213,158.170	13.92	2,967,162
Qualified XII (0.00)	33,405.550	15.32	511,773
Qualified XII (0.25)	2,582.933	15.03	38,821
Qualified XII (0.30)	164,363.384	14.97	2,460,520
Qualified XII (0.35)	1,328.470	14.91	19,807
Qualified XII (0.40)	392,370.397	14.85	5,826,700
Qualified XII (0.50)	112,064.153	14.74	1,651,826
Qualified XII (0.55)	166,168.435	14.68	2,439,353
Qualified XII (0.60)	96,815.216	14.63	1,416,407
Qualified XII (0.65)	266,776.301	14.57	3,886,931
Qualified XII (0.70)	100,325.384	14.52	1,456,725
Qualified XII (0.75)	397,514.078	14.46	5,748,054
Qualified XII (0.80)	165,024.310	14.41	2,378,000
Qualified XII (0.85)	397,029.533	14.35	5,697,374
Qualified XII (0.90)	42,174.706	14.29	602,677
Qualified XII (0.95)	560,536.683	14.24	7,982,042
Qualified XII (1.00)	1,618,247.655	14.19	22,962,934
Qualified XII (1.05)	59,174.714	14.13	836,139
Qualified XII (1.10)	85,705.757	14.08	1,206,737
Qualified XII (1.15)	55,340.996	14.02	775,881
Qualified XII (1.20)	25,607.419	13.97	357,736
Qualified XII (1.25)	192,985.875	13.92	2,686,363
Qualified XII (1.30)	1,628.067	13.86	22,565
Qualified XII (1.35)	8,359.741	13.81	115,448
Qualified XII (1.40)	23,490.991	13.76	323,236
Qualified XII (1.45)	14,065.291	13.70	192,694
Qualified XII (1.50)	6,207.527	13.65	84,733
Qualified XIII	1,876.471	14.24	26,721
Qualified XV	15,193.919	14.24	216,361
Qualified XVI	86,083.739	13.65	1,175,043
Qualified XVII	1,971.936	13.92	27,449
Qualified XVIII	3,548.051	14.19	50,347
Qualified XXI	18,965.598	14.41	273,294
Qualified XXVI	4,179.050	14.29	59,719
Qualified XXVII	1,831,519.487	13.00	23,809,753
Qualified XXVIII	1,205,593.950	14.20	17,119,434
Qualified XXXII	1,201.460	12.66	15,210
Qualified XXXIII (0.65)	32,023.433	14.81	474,267
Qualified XXXIV	4,953.541	11.38	56,371
Qualified XXXVIII	61,745.215	11.48	708,835
Qualified XLIII	1,158.840	11.37	13,176
Qualified LIV	129,222.681	12.64	1,633,375
Qualified LVI	62,976.673	12.85	809,250
	12,634,026.493		$ 175,181,279

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	83,898.549	$12.42 to $12.89	$ 1,079,959
Contracts in accumulation period:			
ING Custom Choice 62	285.750	12.75	3,643
ING Custom Choice 65	1,025.302	13.18	13,513
Qualified V	2,143.378	12.68	27,178
Qualified VI	279,129.845	12.75	3,558,906
Qualified X (1.15)	3,846.356	12.80	49,233
Qualified X (1.25)	34,905.278	12.75	445,042
Qualified XII (0.00)	12,890.976	13.35	172,095
Qualified XII (0.25)	788.201	13.23	10,428
Qualified XII (0.30)	5,092.680	13.21	67,274
Qualified XII (0.35)	903.815	13.18	11,912
Qualified XII (0.40)	18,606.733	13.16	244,865
Qualified XII (0.50)	198,272.332	13.11	2,599,350
Qualified XII (0.55)	7,794.242	13.09	102,027
Qualified XII (0.60)	1,437.499	13.06	18,774
Qualified XII (0.65)	21,993.828	13.04	286,800
Qualified XII (0.70)	9,065.818	13.01	117,946
Qualified XII (0.75)	19,797.661	12.99	257,172
Qualified XII (0.80)	6,532.839	12.97	84,731
Qualified XII (0.85)	37,648.760	12.94	487,175
Qualified XII (0.90)	823.786	12.92	10,643
Qualified XII (0.95)	68,839.067	12.89	887,336
Qualified XII (1.00)	137,394.685	12.87	1,768,270
Qualified XII (1.05)	2,847.035	12.85	36,584
Qualified XII (1.10)	9,253.622	12.82	118,631
Qualified XII (1.15)	2,331.482	12.80	29,843
Qualified XII (1.20)	3,515.208	12.78	44,924
Qualified XII (1.25)	15,216.769	12.75	194,014
Qualified XII (1.30)	32.359	12.73	412
Qualified XII (1.35)	536.207	12.71	6,815
Qualified XII (1.40)	9,301.054	12.68	117,937
Qualified XII (1.45)	114.567	12.66	1,450
Qualified XV	1,846.413	12.89	23,800
Qualified XVI	4,065.911	12.64	51,393
Qualified XVII	190.668	12.75	2,431
Qualified XVIII	17,000.259	12.87	218,793
Qualified XXVI	916.708	12.92	11,844
Qualified XXXII	833.733	12.75	10,630
Qualified XXXIV	700.062	11.52	8,065
Qualified XXXVIII	6,906.786	11.62	80,257
Qualified XLIII	0.435	11.50	5
Qualified LIV	8,558.623	13.03	111,519
Qualified LVI	10,132.635	13.25	134,257
	1,047,417.916		$ 13,507,876

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer High Yield Portfolio - Service Class					
Contracts in accumulation period:					
ING MAP PLUS NP8	429.415	$	13.06	$	5,608
ING MAP PLUS NP11	57.674		12.99		749
ING MAP PLUS NP15	963.957		12.89		12,425
ING MAP PLUS NP16	85.615		12.87		1,102
ING MAP PLUS NP17	1,677.508		12.85		21,556
ING MAP PLUS NP22	1,064.196		12.73		13,547
ING MAP PLUS NP26	1,355.368		12.64		17,132
ING MAP PLUS NP28	1,779.876		12.59		22,409
ING MAP PLUS NP29	6,844.863		12.57		86,040
	14,258.472			$	180,568
ING Solution 2015 Portfolio - Adviser Class					
Contracts in accumulation period:					
ING MAP PLUS NP1	158,073.362	$	11.03	$	1,743,549
ING MAP PLUS NP3	3,896.473		10.98		42,783
ING MAP PLUS NP4	544.231		10.96		5,965
ING MAP PLUS NP5	51,884.906		10.93		567,102
ING MAP PLUS NP6	12,831.504		10.91		139,992
ING MAP PLUS NP8	122,509.571		10.86		1,330,454
ING MAP PLUS NP9	10,643.098		10.83		115,265
ING MAP PLUS NP10	241,682.733		10.80		2,610,174
ING MAP PLUS NP11	81,557.190		10.78		879,187
ING MAP PLUS NP12	70,944.973		10.75		762,658
ING MAP PLUS NP13	30,161.882		10.73		323,637
ING MAP PLUS NP14	13,169.821		10.70		140,917
ING MAP PLUS NP15	119,984.689		10.68		1,281,436
ING MAP PLUS NP16	8,169.435		10.65		87,004
ING MAP PLUS NP17	63,904.419		10.63		679,304
ING MAP PLUS NP18	5,157.281		10.60		54,667
ING MAP PLUS NP19	6,179.511		10.58		65,379
ING MAP PLUS NP20	54,802.364		10.55		578,165
ING MAP PLUS NP21	88,683.438		10.53		933,837
ING MAP PLUS NP22	43,526.768		10.51		457,466
ING MAP PLUS NP23	10,648.273		10.48		111,594
ING MAP PLUS NP24	43,440.501		10.46		454,388
ING MAP PLUS NP25	4,166.540		10.43		43,457
ING MAP PLUS NP26	6,006.227		10.41		62,525
ING MAP PLUS NP28	40,875.748		10.36		423,473
ING MAP PLUS NP29	11,741.118		10.33		121,286
ING MAP PLUS NP30	11,261.164		10.31		116,103
ING MAP PLUS NP31	83.376		10.29		858
ING MAP PLUS NP32	186.744		10.26		1,916
Qualified XXXV	29,841.546		10.37		309,457
	1,346,558.886			$	14,443,998

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	7,272.204	$ 10.53	$ 76,576
ING Custom Choice 65	212.237	11.00	2,335
ING Educator's Direct	15,153.631	10.64	161,235
Qualified V	2,040.812	10.45	21,326
Qualified VI	928,963.232	10.53	9,781,983
Qualified X (1.15)	41,355.914	10.58	437,546
Qualified X (1.25)	146,999.639	10.53	1,547,906
Qualified XII (0.00)	4,088.749	11.17	45,671
Qualified XII (0.05)	5,115.068	11.15	57,033
Qualified XII (0.05)	239,904.295	11.15	2,674,933
Qualified XII (0.25)	4.627	11.04	51
Qualified XII (0.30)	67,378.563	11.01	741,838
Qualified XII (0.35)	177,786.495	10.98	1,952,096
Qualified XII (0.40)	81,020.803	10.96	887,988
Qualified XII (0.50)	330,622.163	10.91	3,607,088
Qualified XII (0.55)	168,772.339	10.88	1,836,243
Qualified XII (0.60)	49,677.048	10.86	539,493
Qualified XII (0.65)	89,969.629	10.83	974,371
Qualified XII (0.70)	48,448.872	10.81	523,732
Qualified XII (0.75)	247,572.006	10.78	2,668,826
Qualified XII (0.80)	70,336.925	10.76	756,825
Qualified XII (0.85)	167,270.596	10.73	1,794,813
Qualified XII (0.90)	36,671.634	10.71	392,753
Qualified XII (0.95)	291,958.833	10.68	3,118,120
Qualified XII (1.00)	243,064.043	10.66	2,591,063
Qualified XII (1.05)	74,873.548	10.63	795,906
Qualified XII (1.10)	41,741.254	10.61	442,875
Qualified XII (1.15)	80,897.833	10.58	855,899
Qualified XII (1.20)	21,220.311	10.56	224,086
Qualified XII (1.25)	116,541.388	10.53	1,227,181
Qualified XII (1.30)	4,000.473	10.51	42,045
Qualified XII (1.35)	6,516.223	10.48	68,290
Qualified XII (1.40)	13,366.098	10.46	139,809
Qualified XII (1.45)	828.652	10.43	8,643
Qualified XIII	42.766	10.68	457
Qualified XV	10,015.618	10.68	106,967
Qualified XVI	61,392.345	10.41	639,094
Qualified XVII	363.975	10.53	3,833
Qualified XVIII	6,121.017	10.53	64,454
Qualified XXI	8,441.770	10.76	90,833
Qualified XXVIII	52,089.768	8.74	455,265
Qualified XXXII	5,760.149	10.53	60,654
Qualified XXXIV	74,783.759	8.71	651,367
Qualified XXXVI	404.821	10.88	4,404
Qualified XXXVIII	1,633.215	8.80	14,372
Qualified XLIII	239.266	8.71	2,084
Qualified LIV	23,640.030	10.88	257,204
Qualified LVI	91,455.778	11.06	1,011,501
	4,158,030.414		$ 44,359,067

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	262,025.878	$ 10.64	$ 2,787,955
ING MAP PLUS NP3	428.293	10.59	4,536
ING MAP PLUS NP4	5,959.523	10.57	62,992
ING MAP PLUS NP5	20,716.661	10.54	218,354
ING MAP PLUS NP6	5,051.222	10.52	53,139
ING MAP PLUS NP8	128,810.653	10.47	1,348,648
ING MAP PLUS NP9	28,071.575	10.44	293,067
ING MAP PLUS NP10	142,643.805	10.42	1,486,348
ING MAP PLUS NP11	196,687.840	10.40	2,045,554
ING MAP PLUS NP12	122,240.617	10.37	1,267,635
ING MAP PLUS NP13	36,490.424	10.35	377,676
ING MAP PLUS NP14	37,273.005	10.32	384,657
ING MAP PLUS NP15	188,034.220	10.30	1,936,752
ING MAP PLUS NP16	15,537.211	10.28	159,723
ING MAP PLUS NP17	44,007.244	10.25	451,074
ING MAP PLUS NP18	9,078.126	10.23	92,869
ING MAP PLUS NP19	18,585.218	10.20	189,569
ING MAP PLUS NP20	55,289.288	10.18	562,845
ING MAP PLUS NP21	167,758.864	10.16	1,704,430
ING MAP PLUS NP22	18,938.406	10.13	191,846
ING MAP PLUS NP23	33,769.683	10.11	341,411
ING MAP PLUS NP24	57,200.921	10.08	576,585
ING MAP PLUS NP25	19,997.804	10.06	201,178
ING MAP PLUS NP26	8,687.819	10.04	87,226
ING MAP PLUS NP28	49,103.335	9.99	490,542
ING MAP PLUS NP29	16,848.549	9.97	167,980
ING MAP PLUS NP30	21,650.436	9.94	215,205
ING MAP PLUS NP32	9,989.203	9.90	98,893
Qualified XXXV	32,564.815	9.82	319,786
	1,753,440.638		$ 18,118,475
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	2,092.276	$ 10.56	$ 22,094
Qualified V	1,458.207	10.09	14,713
Qualified VI	1,538,140.817	10.17	15,642,892
Qualified X (1.15)	73,998.164	10.22	756,261
Qualified X (1.25)	104,635.874	10.17	1,064,147
Qualified XII (0.00)	22,242.475	10.78	239,774
Qualified XII (0.05)	11,112.496	10.78	119,793
Qualified XII (0.05)	520,086.843	10.78	5,606,536
Qualified XII (0.25)	4,187.309	10.65	44,595
Qualified XII (0.30)	159,045.001	10.63	1,690,648
Qualified XII (0.35)	208,947.070	10.60	2,214,839
Qualified XII (0.40)	123,122.055	10.58	1,302,631
Qualified XII (0.50)	305,840.267	10.53	3,220,498
Qualified XII (0.55)	227,404.593	10.51	2,390,022
Qualified XII (0.60)	167,233.892	10.48	1,752,611

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Service Class			
(continued)			
Qualified XII (0.65)	151,114.522	$ 10.46	$ 1,580,658
Qualified XII (0.70)	103,006.713	10.43	1,074,360
Qualified XII (0.75)	334,408.005	10.41	3,481,187
Qualified XII (0.80)	50,474.564	10.38	523,926
Qualified XII (0.85)	378,623.796	10.36	3,922,543
Qualified XII (0.90)	55,673.105	10.34	575,660
Qualified XII (0.95)	423,805.937	10.31	4,369,439
Qualified XII (1.00)	420,889.835	10.29	4,330,956
Qualified XII (1.05)	39,984.322	10.26	410,239
Qualified XII (1.10)	100,654.972	10.24	1,030,707
Qualified XII (1.15)	100,241.190	10.22	1,024,465
Qualified XII (1.20)	40,896.503	10.19	416,735
Qualified XII (1.25)	82,788.786	10.17	841,962
Qualified XII (1.30)	958.876	10.14	9,723
Qualified XII (1.35)	22,875.908	10.12	231,504
Qualified XII (1.40)	34,899.102	10.10	352,481
Qualified XII (1.45)	7,565.626	10.07	76,186
Qualified XII (1.50)	1,297.052	10.05	13,035
Qualified XV	2,691.317	10.31	27,747
Qualified XVI	53,745.741	10.05	540,145
Qualified XVIII	289.237	10.17	2,942
Qualified XXI	23,661.741	10.38	245,609
Qualified XXVI	1,852.910	10.34	19,159
Qualified XXVIII	53,293.638	8.06	429,547
Qualified XXXII	2,054.815	10.17	20,897
Qualified XXXIV	172,290.764	8.04	1,385,218
Qualified XXXVI	677.522	10.51	7,121
Qualified XXXVIII	35,287.309	8.12	286,533
Qualified XLIII	167.641	8.03	1,346
Qualified LIV	25,924.091	10.51	272,462
Qualified LVI	86,099.831	10.68	919,546
	6,277,742.710		$ 64,506,092
ING Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	150,884.545	$ 10.71	$ 1,615,973
ING MAP PLUS NP4	1,257.190	10.63	13,364
ING MAP PLUS NP5	7,444.429	10.61	78,985
ING MAP PLUS NP6	8,899.254	10.58	94,154
ING MAP PLUS NP8	229,827.971	10.53	2,420,089
ING MAP PLUS NP9	47,433.522	10.51	498,526
ING MAP PLUS NP10	82,459.993	10.48	864,181
ING MAP PLUS NP11	159,667.905	10.46	1,670,126
ING MAP PLUS NP12	105,691.039	10.43	1,102,358
ING MAP PLUS NP13	43,318.357	10.41	450,944
ING MAP PLUS NP14	67,503.508	10.39	701,361
ING MAP PLUS NP15	124,199.824	10.36	1,286,710
ING MAP PLUS NP16	2,429.359	10.34	25,120
ING MAP PLUS NP17	62,793.396	10.31	647,400

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Adviser Class (continued)			
ING MAP PLUS NP18	8,217.741	$ 10.29	$ 84,561
ING MAP PLUS NP19	23,111.433	10.27	237,354
ING MAP PLUS NP20	35,771.836	10.24	366,304
ING MAP PLUS NP21	130,278.121	10.22	1,331,442
ING MAP PLUS NP22	54,625.843	10.19	556,637
ING MAP PLUS NP23	31,305.250	10.17	318,374
ING MAP PLUS NP24	26,215.307	10.15	266,085
ING MAP PLUS NP25	14,818.533	10.12	149,964
ING MAP PLUS NP26	14,337.577	10.10	144,810
ING MAP PLUS NP28	44,491.299	10.05	447,138
ING MAP PLUS NP29	21,435.343	10.03	214,996
ING MAP PLUS NP30	16,196.088	10.00	161,961
ING MAP PLUS NP32	2,167.846	9.96	21,592
Qualified XXXV	29,856.035	9.77	291,693
	1,546,638.544		$ 16,062,202
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,694.077	$ 10.68	$ 18,093
ING Educator's Direct	3,899.112	10.60	41,331
Qualified VI	1,094,384.887	10.23	11,195,557
Qualified X (1.15)	16,122.758	10.28	165,742
Qualified X (1.25)	90,548.370	10.23	926,310
Qualified XII (0.00)	18,214.071	10.84	197,441
Qualified XII (0.05)	384,241.446	10.84	4,165,177
Qualified XII (0.05)	31,625.630	10.84	342,822
Qualified XII (0.25)	1,379.088	10.72	14,784
Qualified XII (0.30)	187,608.877	10.69	2,005,539
Qualified XII (0.35)	150,257.780	10.67	1,603,251
Qualified XII (0.40)	87,227.769	10.64	928,103
Qualified XII (0.50)	351,860.990	10.59	3,726,208
Qualified XII (0.55)	145,854.815	10.57	1,541,685
Qualified XII (0.60)	127,988.927	10.54	1,349,003
Qualified XII (0.65)	140,233.994	10.52	1,475,262
Qualified XII (0.70)	63,674.359	10.49	667,944
Qualified XII (0.75)	191,833.621	10.47	2,008,498
Qualified XII (0.80)	32,178.350	10.45	336,264
Qualified XII (0.85)	395,958.584	10.42	4,125,888
Qualified XII (0.90)	77,040.042	10.40	801,216
Qualified XII (0.95)	259,975.399	10.37	2,695,945
Qualified XII (1.00)	407,306.821	10.35	4,215,626
Qualified XII (1.05)	34,200.753	10.32	352,952
Qualified XII (1.10)	85,420.119	10.30	879,827
Qualified XII (1.15)	81,375.933	10.28	836,545
Qualified XII (1.20)	23,877.285	10.25	244,742
Qualified XII (1.25)	92,868.873	10.23	950,049
Qualified XII (1.30)	2,119.711	10.20	21,621
Qualified XII (1.35)	7,735.779	10.18	78,750
Qualified XII (1.40)	20,554.785	10.16	208,837

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
(continued)			
Qualified XII (1.45)	817.295	$ 10.13	$ 8,279
Qualified XII (1.50)	685.135	10.11	6,927
Qualified XIII	1,787.817	10.37	18,540
Qualified XV	2,952.218	10.37	30,615
Qualified XVI	63,080.119	10.11	637,740
Qualified XXI	52,485.063	10.45	548,469
Qualified XXVI	667.627	10.40	6,943
Qualified XXVIII	9,342.595	7.85	73,339
Qualified XXXII	2,484.698	10.23	25,418
Qualified XXXIV	184,057.408	7.79	1,433,807
Qualified XXXVI	5,022.187	10.57	53,085
Qualified XXXVIII	23,235.319	7.87	182,862
Qualified XLIII	1,785.851	7.78	13,894
Qualified LIV	27,639.989	10.57	292,155
Qualified LVI	79,931.999	10.74	858,470
	5,065,238.325		$ 52,311,555
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	233,555.667	$ 10.68	$ 2,494,375
ING MAP PLUS NP3	363.272	10.63	3,862
ING MAP PLUS NP4	9,620.181	10.61	102,070
ING MAP PLUS NP5	18,128.222	10.58	191,797
ING MAP PLUS NP6	792.781	10.56	8,372
ING MAP PLUS NP8	208,674.355	10.51	2,193,167
ING MAP PLUS NP9	75,074.933	10.48	786,785
ING MAP PLUS NP10	21,464.103	10.46	224,515
ING MAP PLUS NP11	60,530.591	10.43	631,334
ING MAP PLUS NP12	26,507.884	10.41	275,947
ING MAP PLUS NP13	8,181.745	10.39	85,008
ING MAP PLUS NP14	34,368.625	10.36	356,059
ING MAP PLUS NP15	83,761.305	10.34	866,092
ING MAP PLUS NP16	1,825.817	10.31	18,824
ING MAP PLUS NP17	24,501.953	10.29	252,125
ING MAP PLUS NP18	1,355.383	10.26	13,906
ING MAP PLUS NP19	17,142.911	10.24	175,543
ING MAP PLUS NP20	9,546.795	10.22	97,568
ING MAP PLUS NP21	89,047.297	10.19	907,392
ING MAP PLUS NP22	29,934.095	10.17	304,430
ING MAP PLUS NP23	15,913.212	10.15	161,519
ING MAP PLUS NP24	15,665.328	10.12	158,533
ING MAP PLUS NP25	8,170.557	10.10	82,523
ING MAP PLUS NP26	21,156.942	10.07	213,050
ING MAP PLUS NP28	23,540.775	10.03	236,114
ING MAP PLUS NP29	13,704.817	10.00	137,048
ING MAP PLUS NP30	7,775.526	9.98	77,600
ING MAP PLUS NP32	5,223.695	9.93	51,871
Qualified XXXV	5,984.831	9.58	57,335
	1,071,513.598		$ 11,164,764

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,015.793	$ 10.65	$ 10,818
ING Educator's Direct	540.387	10.52	5,685
Qualified VI	851,090.980	10.19	8,672,617
Qualified X (1.15)	5,330.771	10.24	54,587
Qualified X (1.25)	43,817.978	10.19	446,505
Qualified XII (0.00)	8,009.838	10.81	86,586
Qualified XII (0.05)	6,808.083	10.81	73,595
Qualified XII (0.05)	242,653.995	10.81	2,623,090
Qualified XII (0.30)	188,720.886	10.66	2,011,765
Qualified XII (0.35)	23,400.037	10.63	248,742
Qualified XII (0.40)	51,178.090	10.61	543,000
Qualified XII (0.50)	231,366.393	10.56	2,443,229
Qualified XII (0.55)	78,794.889	10.53	829,710
Qualified XII (0.60)	71,189.402	10.51	748,201
Qualified XII (0.65)	112,068.543	10.48	1,174,478
Qualified XII (0.70)	82,415.365	10.46	862,065
Qualified XII (0.75)	64,778.297	10.44	676,285
Qualified XII (0.80)	25,564.063	10.41	266,122
Qualified XII (0.85)	325,381.614	10.39	3,380,715
Qualified XII (0.90)	25,893.208	10.36	268,254
Qualified XII (0.95)	223,053.876	10.34	2,306,377
Qualified XII (1.00)	280,819.375	10.31	2,895,248
Qualified XII (1.05)	11,903.848	10.29	122,491
Qualified XII (1.10)	86,834.638	10.27	891,792
Qualified XII (1.15)	36,848.140	10.24	377,325
Qualified XII (1.20)	35,894.039	10.22	366,837
Qualified XII (1.25)	71,842.079	10.19	732,071
Qualified XII (1.35)	7,127.194	10.15	72,341
Qualified XII (1.40)	30,750.368	10.12	311,194
Qualified XII (1.45)	388.067	10.10	3,919
Qualified XIII	173.561	10.34	1,795
Qualified XV	2,577.048	10.34	26,647
Qualified XVI	34,042.242	10.08	343,146
Qualified XXI	20,046.662	10.41	208,686
Qualified XXVI	7,792.610	10.36	80,731
Qualified XXVIII	14,708.823	7.58	111,493
Qualified XXXII	516.212	10.19	5,260
Qualified XXXIV	118,925.979	7.51	893,134
Qualified XXXVI	13,923.775	10.53	146,617
Qualified XXXVIII	4,876.580	7.58	36,964
Qualified XLIII	3,224.069	7.51	24,213
Qualified LIV	15,745.979	10.53	165,805
Qualified LVI	48,960.976	10.71	524,372
	3,510,994.752		$ 36,074,507

Division/Contract	Units	Unit Value	Extended Value
ING Solution Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	54,766.107	$ 9.07	$ 496,729
Qualified XII (0.40)	592.017	9.20	5,447
Qualified XII (0.50)	6,410.067	9.19	58,909
Qualified XII (0.65)	184.291	9.16	1,688
Qualified XII (0.70)	6,850.664	9.16	62,752
Qualified XII (0.75)	4,544.490	9.15	41,582
Qualified XII (0.80)	12,785.503	9.14	116,859
Qualified XII (0.85)	4,558.170	9.13	41,616
Qualified XII (0.95)	612.883	9.12	5,589
Qualified XII (1.00)	16,404.086	9.11	149,441
Qualified XII (1.05)	191.732	9.10	1,745
Qualified XII (1.10)	2,514.922	9.10	22,886
Qualified XII (1.15)	125.923	9.09	1,145
Qualified XII (1.20)	8.140	9.08	74
Qualified XII (1.25)	1,563.332	9.07	14,179
Qualified XII (1.40)	974.008	9.05	8,815
Qualified XII (1.50)	2.793	9.04	25
Qualified XV	384.480	9.12	3,506
Qualified XVI	504.741	9.04	4,563
Qualified LIV	99.729	9.14	912
Qualified LVI	53,194.021	9.22	490,449
	167,272.099		$ 1,528,911
ING Solution Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	37,360.880	$ 8.49	$ 317,194
Qualified XII (0.50)	87.845	8.59	755
Qualified XII (0.60)	2,436.406	8.58	20,904
Qualified XII (0.70)	6,279.235	8.57	53,813
Qualified XII (0.75)	7,710.824	8.56	66,005
Qualified XII (0.80)	1,444.561	8.55	12,351
Qualified XII (0.85)	942.166	8.54	8,046
Qualified XII (0.90)	777.623	8.54	6,641
Qualified XII (0.95)	5,444.234	8.53	46,439
Qualified XII (1.00)	2,057.677	8.52	17,531
Qualified XII (1.10)	9.002	8.51	77
Qualified XII (1.25)	3,939.496	8.49	33,446
Qualified XII (1.45)	1.748	8.46	15
Qualified XII (1.50)	163.218	8.45	1,379
Qualified XV	480.662	8.53	4,100
Qualified XVI	331.570	8.45	2,802
Qualified XXXIV	55.922	8.58	480
Qualified XLIII	8.538	8.57	73
Qualified LIV	494.888	8.55	4,231
Qualified LVI	16,340.176	8.63	141,016
	86,366.671		$ 737,298

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	13,464.276	$ 11.32	$ 152,416
ING MAP PLUS NP4	72.617	11.24	816
ING MAP PLUS NP5	595.009	11.22	6,676
ING MAP PLUS NP6	32,488.331	11.19	363,544
ING MAP PLUS NP8	170,775.284	11.14	1,902,437
ING MAP PLUS NP9	10,193.437	11.11	113,249
ING MAP PLUS NP10	271,603.705	11.09	3,012,085
ING MAP PLUS NP11	51,323.684	11.06	567,640
ING MAP PLUS NP12	16,510.184	11.04	182,272
ING MAP PLUS NP13	15,857.643	11.01	174,593
ING MAP PLUS NP14	8,022.232	10.98	88,084
ING MAP PLUS NP15	26,780.773	10.96	293,517
ING MAP PLUS NP16	636.554	10.93	6,958
ING MAP PLUS NP17	4,055.312	10.91	44,243
ING MAP PLUS NP18	5,842.404	10.88	63,565
ING MAP PLUS NP19	7,741.601	10.86	84,074
ING MAP PLUS NP20	6,358.440	10.83	68,862
ING MAP PLUS NP21	41,209.490	10.81	445,475
ING MAP PLUS NP22	6,736.778	10.78	72,622
ING MAP PLUS NP23	6,289.675	10.76	67,677
ING MAP PLUS NP24	4,548.769	10.73	48,808
ING MAP PLUS NP25	1,911.927	10.71	20,477
ING MAP PLUS NP26	1,570.810	10.68	16,776
ING MAP PLUS NP28	798.683	10.63	8,490
ING MAP PLUS NP29	1,216.712	10.61	12,909
Qualified XXXV	69,181.671	10.95	757,539
	775,786.001		$ 8,575,804
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	428.208	$ 10.81	$ 4,629
ING Educator's Direct	2,293.241	10.79	24,744
Qualified VI	192,703.855	10.81	2,083,129
Qualified X (1.15)	24,467.136	10.87	265,958
Qualified X (1.25)	72,886.002	10.81	787,898
Qualified XII (0.00)	1,577.564	11.47	18,095
Qualified XII (0.05)	5,378.281	11.45	61,581
Qualified XII (0.05)	54,898.023	11.45	628,582
Qualified XII (0.30)	88,527.613	11.31	1,001,247
Qualified XII (0.35)	6,530.975	11.28	73,669
Qualified XII (0.40)	4,425.902	11.25	49,791
Qualified XII (0.50)	39,728.313	11.20	444,957
Qualified XII (0.55)	29,370.418	11.17	328,068
Qualified XII (0.60)	16,993.362	11.15	189,476
Qualified XII (0.65)	14,482.280	11.12	161,043
Qualified XII (0.70)	5,121.467	11.10	56,848
Qualified XII (0.75)	17,152.884	11.07	189,882
Qualified XII (0.80)	3,327.043	11.04	36,731

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service Class			
(continued)			
Qualified XII (0.85)	21,319.669	$ 11.02	$ 234,943
Qualified XII (0.90)	2,103.854	10.99	23,121
Qualified XII (0.95)	52,352.801	10.97	574,310
Qualified XII (1.00)	76,015.399	10.94	831,608
Qualified XII (1.05)	20,186.231	10.92	220,434
Qualified XII (1.10)	5,371.176	10.89	58,492
Qualified XII (1.15)	3,196.327	10.87	34,744
Qualified XII (1.20)	293.797	10.84	3,185
Qualified XII (1.25)	10,307.885	10.81	111,428
Qualified XII (1.30)	4.811	10.79	52
Qualified XII (1.40)	2,884.685	10.74	30,982
Qualified XVI	601.291	10.69	6,428
Qualified XXI	639.732	11.04	7,063
Qualified XXVIII	66.067	9.69	640
Qualified XXXII	1,178.048	10.81	12,735
Qualified XXXIV	20,297.887	9.63	195,469
Qualified LIV	465.446	11.17	5,199
Qualified LVI	54,632.582	11.36	620,626
	852,210.255		$ 9,377,787
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	30,082.844	$ 10.40	$ 312,862
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class			
Currently payable annuity contracts:	86,939.064	$ 11.10	$ 965,024
Contracts in accumulation period:			
ING Custom Choice 62	1,142.429	10.87	12,418
ING Custom Choice 65	112,757.786	11.86	1,337,307
ING MAP PLUS NP8	1,354.303	10.00	13,543
ING MAP PLUS NP12	2.683	9.92	27
ING MAP PLUS NP17	1,556.700	9.82	15,287
ING MAP PLUS NP18	1,119.710	9.80	10,973
ING MAP PLUS NP20	55.124	9.76	538
ING MAP PLUS NP25	69.518	9.66	672
ING MAP PLUS NP26	1,527.496	9.64	14,725
ING MAP PLUS NP28	4,375.277	9.61	42,046
Qualified V	1,268.538	10.78	13,675
Qualified VI	8,972,501.303	10.87	97,531,089
Qualified VIII	15,069.068	10.86	163,650
Qualified X (1.15)	493,207.944	10.92	5,385,831
Qualified X (1.25)	485,922.401	10.87	5,281,976
Qualified XII (0.00)	26,279.156	11.95	314,036
Qualified XII (0.05)	159,816.747	11.93	1,906,614
Qualified XII (0.10)	392.427	11.50	4,513
Qualified XII (0.20)	114,828.668	11.44	1,313,640
Qualified XII (0.25)	26,332.149	11.74	309,139
Qualified XII (0.30)	184,692.166	11.38	2,101,797
Qualified XII (0.35)	32,556.924	11.36	369,847

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class (continued)			
Qualified XII (0.40)	115,093.971	$ 11.33	$ 1,304,015
Qualified XII (0.45)	946.317	11.30	10,693
Qualified XII (0.50)	645,672.668	11.64	7,515,630
Qualified XII (0.55)	215,175.090	11.25	2,420,720
Qualified XII (0.60)	143,812.966	11.22	1,613,581
Qualified XII (0.65)	954,280.218	11.19	10,678,396
Qualified XII (0.70)	244,910.581	11.42	2,796,879
Qualified XII (0.75)	304,508.519	11.38	3,465,307
Qualified XII (0.80)	817,391.305	11.47	9,375,478
Qualified XII (0.85)	906,218.736	11.45	10,376,205
Qualified XII (0.90)	73,973.962	11.41	844,043
Qualified XII (0.95)	915,364.102	11.03	10,096,466
Qualified XII (1.00)	2,362,841.086	11.36	26,841,875
Qualified XII (1.05)	134,669.279	10.97	1,477,322
Qualified XII (1.10)	251,334.351	11.30	2,840,078
Qualified XII (1.15)	176,871.377	11.26	1,991,572
Qualified XII (1.20)	63,514.012	11.22	712,627
Qualified XII (1.25)	151,793.930	11.20	1,700,092
Qualified XII (1.30)	8,265.343	11.17	92,324
Qualified XII (1.35)	12,832.712	10.81	138,722
Qualified XII (1.40)	50,939.359	11.38	579,690
Qualified XII (1.45)	4,546.376	10.76	48,919
Qualified XII (1.50)	13,852.182	10.73	148,634
Qualified XV	83,457.055	11.03	920,531
Qualified XVI	200,139.055	10.73	2,147,492
Qualified XVII	16,042.051	10.87	174,377
Qualified XVIII	28,020.374	10.87	304,581
Qualified XXII	95.224	11.30	1,076
Qualified XXVI	54,345.732	11.05	600,520
Qualified XXVII	4,255,986.391	11.07	47,113,769
Qualified XXVIII	608,046.270	11.08	6,737,153
Qualified XXXII	15,254.853	10.87	165,820
Qualified XXXIV	65,800.504	8.05	529,694
Qualified XXXVI	71,670.958	11.25	806,298
Qualified XXXVIII	185,935.979	8.13	1,511,660
Qualified XLIII	19,831.955	8.04	159,449
Qualified LIV	76,389.732	11.74	896,815
Qualified LVI	461,822.921	11.93	5,509,547
	25,435,415.077		$ 281,756,417

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,339.478	$ 11.55	$ 38,571
ING MAP PLUS NP8	1,351.534	11.31	15,286
ING MAP PLUS NP11	14,064.597	11.21	157,664
ING MAP PLUS NP12	101.030	11.18	1,130
ING MAP PLUS NP13	6,370.098	11.15	71,027
ING MAP PLUS NP20	141.288	10.92	1,543
ING MAP PLUS NP26	32.172	10.73	345
Qualified VI	6.638	8.02	53
Qualified XII (1.00)	10,097.962	8.19	82,702
	35,504.797		$ 368,321
ING T. Rowe Price Growth Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	104,844.596	$ 10.21	$ 1,070,463
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	99,789.503	$8.33 to $13.98	$ 1,244,944
Contracts in accumulation period:			
ING Custom Choice 62	2,956.900	11.46	33,886
ING Custom Choice 65	7,184.050	11.57	83,119
Qualified V	1,637.476	20.91	34,240
Qualified VI	2,673,887.706	20.95	56,017,947
Qualified VIII	1,563.779	21.37	33,418
Qualified X (1.15)	156,449.510	23.82	3,726,627
Qualified X (1.25)	170,770.366	23.47	4,007,980
Qualified XII (0.00)	23,974.376	14.69	352,184
Qualified XII (0.05)	21,444.570	23.31	499,873
Qualified XII (0.10)	161.579	14.52	2,346
Qualified XII (0.20)	84,894.700	14.35	1,218,239
Qualified XII (0.25)	2,350.372	14.27	33,540
Qualified XII (0.30)	276,584.535	14.19	3,924,735
Qualified XII (0.35)	7,550.675	14.11	106,540
Qualified XII (0.40)	96,010.536	21.38	2,052,705
Qualified XII (0.45)	361.535	13.94	5,040
Qualified XII (0.50)	388,270.430	14.49	5,626,039
Qualified XII (0.55)	92,518.639	13.78	1,274,907
Qualified XII (0.60)	181,176.891	13.70	2,482,123
Qualified XII (0.65)	379,511.661	13.62	5,168,949
Qualified XII (0.70)	215,961.731	13.54	2,924,122
Qualified XII (0.75)	174,568.521	13.46	2,349,692
Qualified XII (0.80)	305,838.749	14.75	4,511,122
Qualified XII (0.85)	854,177.928	20.39	17,416,688
Qualified XII (0.90)	21,840.788	14.15	309,047
Qualified XII (0.95)	387,444.524	20.11	7,791,509
Qualified XII (1.00)	918,353.876	19.98	18,348,710
Qualified XII (1.05)	42,046.101	19.84	834,195
Qualified XII (1.10)	76,518.143	19.70	1,507,407
Qualified XII (1.15)	73,186.868	19.57	1,432,267

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)					
Qualified XII (1.20)	21,863.482	$	19.44	$	425,026
Qualified XII (1.25)	80,998.291		19.31		1,564,077
Qualified XII (1.30)	1,607.576		19.17		30,817
Qualified XII (1.35)	2,781.310		19.04		52,956
Qualified XII (1.40)	12,873.681		18.91		243,441
Qualified XII (1.45)	2,929.276		18.79		55,041
Qualified XII (1.50)	4,894.308		18.66		91,328
Qualified XIII	205.142		21.83		4,478
Qualified XV	6,143.419		21.79		133,865
Qualified XVI	89,105.087		20.30		1,808,833
Qualified XVII	10,110.671		20.95		211,819
Qualified XVIII	9,796.116		23.47		229,915
Qualified XXI	44,193.154		22.14		978,436
Qualified XXII	51.395		22.74		1,169
Qualified XXVI	10,777.951		21.64		233,235
Qualified XXVII	1,187,887.083		24.73		29,376,448
Qualified XXVIII	672,203.209		24.68		16,589,975
Qualified XXXII	7,773.965		11.57		89,945
Qualified XXXIII (0.65)	11,083.054		11.96		132,553
Qualified XXXIV	39,602.085		8.00		316,817
Qualified XXXVI	12,007.512		12.06		144,811
Qualified XXXVIII	78,944.833		8.08		637,874
Qualified XLIII	4,443.531		7.99		35,504
Qualified LIV	55,951.545		11.45		640,645
Qualified LVI	127,487.564		11.64		1,483,955
	10,234,702.258			$	200,867,103
ING T. Rowe Price Growth Equity Portfolio - Service Class					
Contracts in accumulation period:					
ING MAP PLUS NP1	5,730.886	$	11.62	$	66,593
ING MAP PLUS NP5	4,310.693		11.48		49,487
ING MAP PLUS NP9	5,719.351		11.35		64,915
ING MAP PLUS NP10	17,281.967		11.32		195,632
ING MAP PLUS NP11	22,178.339		11.28		250,172
ING MAP PLUS NP13	648.227		11.22		7,273
ING MAP PLUS NP15	32,005.100		11.15		356,857
ING MAP PLUS NP17	7,974.130		11.08		88,353
ING MAP PLUS NP19	504.307		11.02		5,557
ING MAP PLUS NP21	1,552.783		10.95		17,003
ING MAP PLUS NP22	1,077.288		10.92		11,764
ING MAP PLUS NP24	381.959		10.86		4,148
ING MAP PLUS NP25	3,474.930		10.83		37,633
ING MAP PLUS NP26	6,349.704		10.79		68,513
ING MAP PLUS NP27	497.425		10.76		5,352
ING MAP PLUS NP28	15.763		10.73		169
ING MAP PLUS NP30	3,029.920		10.67		32,329
ING MAP PLUS NP32	698.747		10.60		7,407
Qualified XII (1.00)	26,346.364		12.48		328,803
	139,777.883			$	1,597,960

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	26,073.351	$ 8.26	$ 215,366
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	287,134.374	$8.11 to $8.18	$ 2,347,530
Contracts in accumulation period:			
ING Custom Choice 62	949.859	8.20	7,789
ING Custom Choice 65	14,325.891	8.32	119,191
Qualified V	1,718.178	8.18	14,055
Qualified VI	2,683,422.528	8.20	22,004,065
Qualified VIII	25,249.948	8.20	207,050
Qualified X (1.15)	309,720.847	8.22	2,545,905
Qualified X (1.25)	203,607.012	8.20	1,669,577
Qualified XII (0.00)	7,800.206	8.38	65,366
Qualified XII (0.05)	40,449.410	8.32	336,539
Qualified XII (0.10)	228.450	8.37	1,912
Qualified XII (0.20)	39,235.968	8.35	327,620
Qualified XII (0.25)	5,403.272	8.35	45,117
Qualified XII (0.30)	68,724.452	8.34	573,162
Qualified XII (0.35)	5,041.163	8.33	41,993
Qualified XII (0.40)	21,185.695	8.32	176,265
Qualified XII (0.45)	146.743	8.32	1,221
Qualified XII (0.50)	237,632.437	8.31	1,974,726
Qualified XII (0.55)	71,936.187	8.30	597,070
Qualified XII (0.60)	21,905.613	8.30	181,817
Qualified XII (0.65)	628,073.572	8.29	5,206,730
Qualified XII (0.70)	227,496.905	8.28	1,883,674
Qualified XII (0.75)	108,189.903	8.27	894,730
Qualified XII (0.80)	345,735.973	8.27	2,859,236
Qualified XII (0.85)	523,033.040	8.26	4,320,253
Qualified XII (0.90)	33,495.573	8.25	276,338
Qualified XII (0.95)	323,240.626	8.24	2,663,503
Qualified XII (1.00)	1,174,934.114	8.24	9,681,457
Qualified XII (1.05)	39,786.479	8.23	327,443
Qualified XII (1.10)	64,765.532	8.22	532,373
Qualified XII (1.15)	57,156.426	8.22	469,826
Qualified XII (1.20)	9,053.670	8.21	74,331
Qualified XII (1.25)	47,068.530	8.20	385,962
Qualified XII (1.30)	836.000	8.19	6,847
Qualified XII (1.35)	920.321	8.19	7,537
Qualified XII (1.40)	14,037.165	8.18	114,824
Qualified XII (1.45)	2,731.137	8.17	22,313
Qualified XII (1.50)	4,406.692	8.17	36,003
Qualified XV	39,891.248	8.24	328,704
Qualified XVI	77,908.000	8.17	636,508
Qualified XVII	894.766	8.20	7,337
Qualified XVIII	10,530.032	8.20	86,346
Qualified XXVI	1,129.079	8.25	9,315

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class (continued)			
Qualified XXVII	2,880,112.317	$ 8.17	$ 23,530,518
Qualified XXVIII	577,260.779	8.18	4,721,993
Qualified XXXII	45,067.672	8.20	369,555
Qualified XXXIII (0.65)	217.720	8.29	1,805
Qualified XXXIV	1,396.029	8.30	11,587
Qualified XXXVI	22,785.423	8.30	189,119
Qualified XXXVIII	74,448.016	8.38	623,874
Qualified XLIII	110.381	8.30	916
Qualified LIV	20,206.493	8.27	167,108
Qualified LVI	40,426.556	8.35	337,562
	11,443,164.402		$ 94,023,597
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	2,365.364	$ 10.17	$ 24,056
ING MAP PLUS NP9	8.757	10.02	88
ING MAP PLUS NP12	329.591	9.96	3,283
ING MAP PLUS NP23	702.202	9.76	6,853
ING MAP PLUS NP25	2,207.808	9.73	21,482
ING MAP PLUS NP29	96.317	9.66	930
ING MAP PLUS NP30	74.160	9.64	715
	5,784.199		$ 57,407
ING Thornburg Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	39,717.005	$ 10.81	$ 429,341
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	80,716.012	$6.40 to $24.89	$ 1,027,138
Contracts in accumulation period:			
ING Custom Choice 65	6,059.126	11.63	70,468
Qualified V	1,059.273	24.36	25,804
Qualified VI	800,348.265	24.89	19,920,668
Qualified VIII	3,294.748	21.38	70,442
Qualified X (1.15)	39,033.162	10.95	427,413
Qualified X (1.25)	106,394.223	10.82	1,151,185
Qualified XII (0.00)	5,703.873	12.66	72,211
Qualified XII (0.05)	11,045.330	27.69	305,845
Qualified XII (0.10)	1.600	12.51	20
Qualified XII (0.20)	32,734.677	12.37	404,928
Qualified XII (0.25)	372.554	12.30	4,582
Qualified XII (0.30)	63,288.272	12.23	774,016
Qualified XII (0.35)	2,173.406	12.15	26,407
Qualified XII (0.40)	11,385.423	17.74	201,977
Qualified XII (0.45)	3.913	12.01	47
Qualified XII (0.50)	72,926.091	12.67	923,974
Qualified XII (0.55)	58,345.140	11.88	693,140
Qualified XII (0.60)	16,986.335	11.81	200,609
Qualified XII (0.65)	160,005.946	11.74	1,878,470
Qualified XII (0.70)	60,123.215	11.67	701,638

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class (continued)			
Qualified XII (0.75)	113,352.095	$ 11.60	$ 1,314,884
Qualified XII (0.80)	146,612.252	13.06	1,914,756
Qualified XII (0.85)	226,152.986	16.92	3,826,509
Qualified XII (0.90)	15,708.611	12.48	196,043
Qualified XII (0.95)	148,286.309	16.69	2,474,898
Qualified XII (1.00)	662,227.351	16.58	10,979,729
Qualified XII (1.05)	29,364.448	16.46	483,339
Qualified XII (1.10)	43,801.972	16.35	716,162
Qualified XII (1.15)	22,821.881	16.24	370,627
Qualified XII (1.20)	10,756.819	16.13	173,507
Qualified XII (1.25)	27,027.288	16.02	432,977
Qualified XII (1.30)	352.952	15.91	5,615
Qualified XII (1.35)	0.934	15.80	15
Qualified XII (1.40)	10,806.676	15.69	169,557
Qualified XII (1.45)	556.898	15.59	8,682
Qualified XII (1.50)	1,395.801	15.48	21,607
Qualified XV	12,487.937	25.88	323,188
Qualified XVI	18,034.059	24.11	434,801
Qualified XVII	180.871	24.89	4,502
Qualified XVIII	3,958.155	10.82	42,827
Qualified XXVI	2,273.817	25.71	58,460
Qualified XXVII	902,166.577	30.95	27,922,056
Qualified XXVIII	247,846.151	30.88	7,653,489
Qualified XXXII	2,275.165	12.03	27,370
Qualified XXXIV	32,085.995	8.23	264,068
Qualified XXXVI	9,569.903	10.59	101,345
Qualified XXXVIII	39,263.551	8.31	326,280
Qualified XLIII	355.653	8.22	2,923
Qualified LIV	23,577.839	11.51	271,381
Qualified LVI	34,561.162	11.70	404,366
	4,319,862.692		$ 89,806,945
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	8,733.765	$ 8.82	$ 77,032
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:	48,267.477	$10.28 to $11.33	$ 535,249
Contracts in accumulation period:			
ING Custom Choice 62	568.514	10.82	6,151
ING Custom Choice 65	6,791.845	10.24	69,548
Qualified V	1,235.845	14.43	17,833
Qualified VI	2,057,275.925	14.83	30,509,402
Qualified VII	31,275.742	12.59	393,762
Qualified VIII	6,925.822	12.50	86,573
Qualified IX	2,600.365	12.67	32,947
Qualified X (1.15)	70,346.155	15.07	1,060,117
Qualified X (1.25)	170,885.892	14.83	2,534,238
Qualified XII (0.00)	7,558.729	10.77	81,408

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XII (0.05)	15,978.402	$ 16.50	$ 263,644
Qualified XII (0.10)	106.159	10.65	1,131
Qualified XII (0.20)	38,712.351	10.52	407,254
Qualified XII (0.25)	15,593.679	10.46	163,110
Qualified XII (0.30)	56,552.135	10.40	588,142
Qualified XII (0.35)	7,142.381	10.34	73,852
Qualified XII (0.40)	5,265.330	10.34	54,444
Qualified XII (0.45)	724.930	10.22	7,409
Qualified XII (0.50)	126,740.009	10.69	1,354,851
Qualified XII (0.55)	51,208.377	10.10	517,205
Qualified XII (0.60)	23,900.200	10.05	240,197
Qualified XII (0.65)	169,455.252	9.99	1,692,858
Qualified XII (0.70)	98,232.464	9.93	975,448
Qualified XII (0.75)	102,821.846	9.87	1,014,852
Qualified XII (0.80)	208,616.581	10.86	2,265,576
Qualified XII (0.85)	405,969.806	9.86	4,002,862
Qualified XII (0.90)	19,449.826	10.46	203,445
Qualified XII (0.95)	287,225.305	9.73	2,794,702
Qualified XII (1.00)	422,603.100	9.66	4,082,346
Qualified XII (1.05)	18,782.638	9.59	180,125
Qualified XII (1.10)	27,530.492	9.53	262,366
Qualified XII (1.15)	57,434.163	9.46	543,327
Qualified XII (1.20)	6,558.087	9.40	61,646
Qualified XII (1.25)	27,971.354	9.34	261,252
Qualified XII (1.35)	734.672	9.21	6,766
Qualified XII (1.40)	14,316.400	9.15	130,995
Qualified XII (1.45)	1,475.413	9.08	13,397
Qualified XII (1.50)	199.573	9.02	1,800
Qualified XIII	445.984	15.45	6,890
Qualified XV	14,265.969	15.42	219,981
Qualified XVI	57,645.959	14.37	828,372
Qualified XVII	31,467.076	14.83	466,657
Qualified XVIII	10,217.473	14.83	151,525
Qualified XIX	2,538.634	9.79	24,853
Qualified XX	1,220.637	12.86	15,697
Qualified XXVI	3,184.169	15.32	48,781
Qualified XXVII	678,744.491	14.39	9,767,133
Qualified XXVIII	285,676.007	14.36	4,102,307
Qualified XXX	23,460.177	12.57	294,894
Qualified XXXII	52,682.645	11.07	583,197
Qualified XXXIV	17,309.638	7.51	129,995
Qualified XXXVI	26,243.061	10.34	271,353
Qualified XXXVIII	60,955.788	7.58	462,045
Qualified XLIII	243.109	7.50	1,823
Qualified LIV	32,056.717	10.13	324,735
Qualified LVI	111,107.194	10.30	1,144,404
	6,024,497.964		$ 76,336,872

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	1,194.000	$ 8.54	$ 10,197
ING Van Kampen Comstock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	30,288.581	$ 9.39	$ 284,410
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:	124,969.676	$9.95 to $11.16	$ 1,377,973
Contracts in accumulation period:			
ING Custom Choice 62	5,582.852	10.42	58,173
ING Custom Choice 65	3,951.333	9.76	38,565
ING MAP PLUS NP4	12,954.288	10.75	139,259
ING MAP PLUS NP9	6,285.049	10.59	66,559
ING MAP PLUS NP10	5,469.369	10.56	57,757
ING MAP PLUS NP11	58,940.840	10.53	620,647
ING MAP PLUS NP14	21.905	10.44	229
ING MAP PLUS NP15	22,303.380	10.41	232,178
ING MAP PLUS NP17	15,544.245	10.35	160,883
ING MAP PLUS NP18	654.232	10.32	6,752
ING MAP PLUS NP19	2,648.440	10.29	27,252
ING MAP PLUS NP20	209.086	10.26	2,145
ING MAP PLUS NP21	771.729	10.23	7,895
ING MAP PLUS NP22	857.726	10.20	8,749
ING MAP PLUS NP23	13,401.595	10.17	136,294
ING MAP PLUS NP24	1,806.747	10.14	18,320
ING MAP PLUS NP26	86.524	10.08	872
ING MAP PLUS NP28	8,633.393	10.02	86,507
ING MAP PLUS NP29	773.178	9.99	7,724
ING MAP PLUS NP30	1,008.857	9.96	10,048
ING MAP PLUS NP32	38.153	9.90	378
Qualified V	332.718	10.88	3,620
Qualified VI	1,075,762.705	11.02	11,854,905
Qualified X (1.15)	40,516.205	11.10	449,730
Qualified X (1.25)	168,227.755	11.02	1,853,870
Qualified XII (0.00)	7,922.275	12.13	96,097
Qualified XII (0.10)	114.346	12.04	1,377
Qualified XII (0.30)	21,202.567	11.85	251,250
Qualified XII (0.35)	406.413	11.81	4,800
Qualified XII (0.40)	12,922.448	11.76	151,968
Qualified XII (0.50)	123,761.323	11.67	1,444,295
Qualified XII (0.55)	34,921.316	11.63	406,135
Qualified XII (0.60)	15,033.624	11.58	174,089
Qualified XII (0.65)	205,954.698	11.54	2,376,717
Qualified XII (0.70)	38,133.291	11.50	438,533
Qualified XII (0.75)	316,125.384	11.45	3,619,636
Qualified XII (0.80)	79,565.751	11.41	907,845
Qualified XII (0.85)	143,052.934	11.36	1,625,081

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class (continued)			
Qualified XII (0.90)	51,499.889	11.32	582,979
Qualified XII (0.95)	128,228.846	11.28	1,446,421
Qualified XII (1.00)	617,333.776	11.23	6,932,658
Qualified XII (1.05)	17,849.987	11.19	199,741
Qualified XII (1.10)	30,612.892	11.15	341,334
Qualified XII (1.15)	25,133.708	11.10	278,984
Qualified XII (1.20)	13,994.043	11.06	154,774
Qualified XII (1.25)	66,761.114	11.02	735,707
Qualified XII (1.30)	165.960	10.98	1,822
Qualified XII (1.35)	714.984	10.93	7,815
Qualified XII (1.40)	3,264.911	10.89	35,555
Qualified XII (1.45)	2,470.358	10.85	26,803
Qualified XV	1,966.990	11.28	22,188
Qualified XVI	27,631.575	10.81	298,697
Qualified XVII	1,326.242	11.02	14,615
Qualified XVIII	4,458.639	11.23	50,071
Qualified XXVI	1,318.764	11.32	14,928
Qualified XXVII	766,795.175	13.12	10,060,353
Qualified XXXII	3,664.914	10.84	39,728
Qualified XXXIII (0.65)	18,348.060	11.73	215,223
Qualified XXXIV	1,507.205	7.71	11,621
Qualified XXXVIII	50,779.796	7.78	395,067
Qualified XLIII	2,013.248	7.70	15,502
Qualified LIV	50,822.906	9.65	490,441
Qualified LVI	18,890.276	9.81	185,314
	4,478,422.608		$ 51,283,448
ING Van Kampen Equity and Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	45,544.206	$ 10.80	$ 491,877
ING Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:	316,291.777	$10.80 to $11.33	$ 3,569,971
Contracts in accumulation period:			
ING Custom Choice 65	12,153.273	11.82	143,652
Qualified V	3,491.317	11.06	38,614
Qualified VI	7,021,737.085	11.15	78,292,368
Qualified VIII	8,819.498	11.15	98,337
Qualified X (1.15)	467,664.239	11.20	5,237,839
Qualified X (1.25)	613,905.309	11.15	6,845,044
Qualified XII (0.00)	29,674.500	11.85	351,643
Qualified XII (0.05)	120,282.510	12.30	1,479,475
Qualified XII (0.10)	606.924	11.80	7,162
Qualified XII (0.20)	191,941.147	11.74	2,253,389
Qualified XII (0.25)	13,635.253	12.09	164,850
Qualified XII (0.30)	955,201.361	11.68	11,156,752
Qualified XII (0.35)	13,962.314	12.03	167,967
Qualified XII (0.40)	68,991.932	11.62	801,686
Qualified XII (0.45)	131.266	11.60	1,523

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio -			
Initial Class (continued)			
Qualified XII (0.50)	580,703.078	$ 11.99	$ 6,962,630
Qualified XII (0.55)	180,677.396	11.54	2,085,017
Qualified XII (0.60)	223,774.954	11.51	2,575,650
Qualified XII (0.65)	929,226.141	11.48	10,667,516
Qualified XII (0.70)	282,864.586	11.45	3,238,800
Qualified XII (0.75)	546,166.985	11.72	6,401,077
Qualified XII (0.80)	787,963.571	11.81	9,305,850
Qualified XII (0.85)	683,721.693	11.37	7,773,916
Qualified XII (0.90)	51,756.613	11.75	608,140
Qualified XII (0.95)	994,240.261	11.73	11,662,438
Qualified XII (1.00)	2,597,190.435	11.70	30,387,128
Qualified XII (1.05)	253,893.093	11.67	2,962,932
Qualified XII (1.10)	280,976.487	11.64	3,270,566
Qualified XII (1.15)	146,129.425	11.60	1,695,101
Qualified XII (1.20)	95,097.837	11.18	1,063,194
Qualified XII (1.25)	290,160.379	11.54	3,348,451
Qualified XII (1.30)	12,772.666	11.51	147,013
Qualified XII (1.35)	4,654.395	11.10	51,664
Qualified XII (1.40)	41,533.444	11.07	459,775
Qualified XII (1.45)	14,367.803	11.04	158,621
Qualified XII (1.50)	5,770.312	11.01	63,531
Qualified XV	19,506.387	11.32	220,812
Qualified XVI	181,972.550	11.01	2,003,518
Qualified XVII	1,204.444	11.15	13,430
Qualified XVIII	21,796.273	11.15	243,028
Qualified XXI	220,683.404	11.40	2,515,791
Qualified XXVI	18,007.086	11.34	204,200
Qualified XXVII	1,318,431.614	11.31	14,911,462
Qualified XXXII	15,281.651	11.15	170,390
Qualified XXXIII (0.65)	25,214.051	11.48	289,457
Qualified XXXIV	75,092.583	9.12	684,844
Qualified XXXVI	31,411.778	11.54	362,492
Qualified XXXVIII	97,347.409	9.21	896,570
Qualified XLIII	6,284.183	9.11	57,249
Qualified LIV	70,595.014	11.70	825,962
Qualified LVI	158,121.922	11.89	1,880,070
	21,103,081.608		$ 240,778,557
ING Van Kampen Equity and Income Portfolio -			
Service Class			
Contracts in accumulation period:			
Qualified VI	0.038	$ 35.54	$ 1
Qualified XII (1.00)	4,105.261	36.27	148,898
	4,105.299		$ 148,899

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	4,381.045	$ 13.64	$ 59,757
ING MAP PLUS NP11	118.213	13.63	1,611
ING MAP PLUS NP13	368.461	13.62	5,018
ING MAP PLUS NP15	562.093	13.60	7,644
ING MAP PLUS NP21	74.784	13.56	1,014
ING MAP PLUS NP23	438.685	13.55	5,944
ING MAP PLUS NP24	98.405	13.55	1,333
ING MAP PLUS NP25	1,741.622	13.54	23,582
ING MAP PLUS NP26	154.497	13.53	2,090
ING MAP PLUS NP28	65.913	13.52	891
ING MAP PLUS NP29	497.885	13.51	6,726
ING MAP PLUS NP30	324.272	13.51	4,381
ING MAP PLUS NP32	634.477	13.49	8,559
	9,460.352		$ 128,550
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	59,480.075	$10.29 to $17.13	$ 685,756
Contracts in accumulation period:			
ING Custom Choice 62	57.526	10.95	630
ING Custom Choice 65	276.500	10.75	2,972
ING MAP PLUS NP1	8,559.263	11.30	96,720
ING MAP PLUS NP4	3,861.105	11.20	43,244
ING MAP PLUS NP6	15,356.524	11.13	170,918
ING MAP PLUS NP9	14,470.040	11.03	159,605
ING MAP PLUS NP10	2,869.455	11.00	31,564
ING MAP PLUS NP11	1,337.695	10.97	14,675
ING MAP PLUS NP13	15,403.509	10.90	167,898
ING MAP PLUS NP14	557.246	10.87	6,057
ING MAP PLUS NP15	36,010.398	10.84	390,353
ING MAP PLUS NP17	4,262.409	10.77	45,906
ING MAP PLUS NP18	12,103.368	10.74	129,990
ING MAP PLUS NP19	6,754.629	10.71	72,342
ING MAP PLUS NP20	1,219.752	10.68	13,027
ING MAP PLUS NP21	2,159.387	10.65	22,997
ING MAP PLUS NP22	3,510.420	10.62	37,281
ING MAP PLUS NP23	2,497.276	10.59	26,446
ING MAP PLUS NP25	25,040.500	10.52	263,426
ING MAP PLUS NP26	3,205.145	10.49	33,622
ING MAP PLUS NP28	23,985.187	10.43	250,166
ING MAP PLUS NP29	970.419	10.40	10,092
Qualified V	221.325	16.74	3,705
Qualified VI	403,275.909	17.13	6,908,116
Qualified X (1.15)	45,770.710	17.46	799,157
Qualified X (1.25)	43,030.194	17.21	740,550
Qualified XII (0.00)	6,373.831	13.94	88,851
Qualified XII (0.05)	12,154.848	19.06	231,671
Qualified XII (0.10)	8.967	13.77	123
Qualified XII (0.20)	32.261	13.62	439

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Conservative Portfolio -			
Class I (continued)			
Qualified XII (0.25)	523.699	$ 13.54	$ 7,091
Qualified XII (0.30)	31,602.762	13.46	425,373
Qualified XII (0.35)	220.478	13.38	2,950
Qualified XII (0.40)	32,861.411	17.31	568,831
Qualified XII (0.45)	20.562	13.23	272
Qualified XII (0.50)	70,545.682	13.44	948,134
Qualified XII (0.55)	14,706.468	13.07	192,214
Qualified XII (0.60)	25,124.992	13.00	326,625
Qualified XII (0.65)	10,350.062	12.92	133,723
Qualified XII (0.70)	30,448.033	12.85	391,257
Qualified XII (0.75)	103,068.180	12.77	1,316,181
Qualified XII (0.80)	58,550.150	13.17	771,105
Qualified XII (0.85)	58,985.400	16.51	973,849
Qualified XII (0.90)	7,253.507	12.94	93,860
Qualified XII (0.95)	85,627.835	16.28	1,394,021
Qualified XII (1.00)	258,448.374	16.17	4,179,110
Qualified XII (1.05)	19,680.042	16.06	316,061
Qualified XII (1.10)	43,410.197	15.95	692,393
Qualified XII (1.15)	26,909.496	15.84	426,246
Qualified XII (1.20)	5,581.018	15.74	87,845
Qualified XII (1.25)	34,080.383	15.63	532,676
Qualified XII (1.30)	484.666	15.52	7,522
Qualified XII (1.35)	23.796	15.42	367
Qualified XII (1.40)	13,469.683	15.31	206,221
Qualified XII (1.45)	1,703.151	15.21	25,905
Qualified XII (1.50)	246.058	15.11	3,718
Qualified XV	1,402.976	17.82	25,001
Qualified XVI	13,842.002	16.60	229,777
Qualified XVII	12,250.145	17.90	219,278
Qualified XVIII	23,289.378	17.98	418,743
Qualified XXVI	895.807	17.94	16,071
Qualified XXVII	82,621.281	17.53	1,448,351
Qualified XXVIII	28,713.021	17.49	502,191
Qualified XXXII	1,981.425	10.93	21,657
Qualified XXXIII (0.65)	6,032.217	11.93	71,964
Qualified XXXIV	8,880.633	8.92	79,215
Qualified XXXVI	6,310.229	12.04	75,975
Qualified XXXVIII	2,024.711	9.01	18,243
Qualified LIV	5,636.783	10.64	59,975
Qualified LVI	60,497.710	10.83	655,190
	1,943,120.276		$ 29,313,480

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	62,477.757	$8.90 to $11.59	$ 690,433
Contracts in accumulation period:			
ING Custom Choice 65	4,943.873	10.34	51,120
ING MAP PLUS NP1	12,613.175	11.00	138,745
ING MAP PLUS NP4	68,130.163	10.91	743,300
ING MAP PLUS NP6	34,206.556	10.84	370,799
ING MAP PLUS NP9	48,546.865	10.75	521,879
ING MAP PLUS NP10	2,027.768	10.71	21,717
ING MAP PLUS NP11	8,728.757	10.68	93,223
ING MAP PLUS NP12	3.366	10.65	36
ING MAP PLUS NP13	26,568.904	10.62	282,162
ING MAP PLUS NP14	940.331	10.59	9,958
ING MAP PLUS NP15	45,694.270	10.56	482,531
ING MAP PLUS NP17	31,267.471	10.50	328,308
ING MAP PLUS NP18	190.229	10.46	1,990
ING MAP PLUS NP19	6,552.424	10.43	68,342
ING MAP PLUS NP20	12,450.674	10.40	129,487
ING MAP PLUS NP21	15,993.633	10.37	165,854
ING MAP PLUS NP22	1,387.116	10.34	14,343
ING MAP PLUS NP23	654.868	10.31	6,752
ING MAP PLUS NP24	198.745	10.28	2,043
ING MAP PLUS NP25	17,594.387	10.25	180,342
ING MAP PLUS NP26	1,660.690	10.22	16,972
ING MAP PLUS NP28	40,574.570	10.16	412,238
ING MAP PLUS NP29	23.858	10.13	242
ING MAP PLUS NP30	244.135	10.10	2,466
Qualified V	1,076.158	16.51	17,767
Qualified VI	1,240,398.805	16.90	20,962,740
Qualified VIII	8.582	16.88	145
Qualified X (1.15)	108,071.562	17.63	1,905,302
Qualified X (1.25)	68,406.549	17.38	1,188,906
Qualified XII (0.00)	5,281.017	11.65	61,524
Qualified XII (0.05)	5,749.276	18.80	108,086
Qualified XII (0.20)	371.557	11.38	4,228
Qualified XII (0.25)	1,364.314	11.32	15,444
Qualified XII (0.30)	39,375.734	11.25	442,977
Qualified XII (0.35)	1,090.361	11.18	12,190
Qualified XII (0.40)	15,332.764	16.45	252,224
Qualified XII (0.50)	232,238.250	11.37	2,640,549
Qualified XII (0.55)	93,456.194	10.93	1,021,476
Qualified XII (0.60)	72,186.890	10.86	783,950
Qualified XII (0.65)	42,305.793	10.80	456,903
Qualified XII (0.70)	76,887.003	10.74	825,766
Qualified XII (0.75)	127,112.819	10.68	1,357,565
Qualified XII (0.80)	99,917.942	11.29	1,128,074
Qualified XII (0.85)	140,890.919	15.69	2,210,579
Qualified XII (0.90)	23,920.806	11.00	263,129
Qualified XII (0.95)	155,921.348	15.47	2,412,103

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I (continued)			
Qualified XII (1.00)	416,480.140	$ 15.37	$ 6,401,300
Qualified XII (1.05)	61,867.077	15.26	944,092
Qualified XII (1.10)	76,717.633	15.16	1,163,039
Qualified XII (1.15)	68,920.879	15.06	1,037,948
Qualified XII (1.20)	10,598.863	14.95	158,453
Qualified XII (1.25)	50,096.667	14.85	743,936
Qualified XII (1.30)	56.594	14.75	835
Qualified XII (1.35)	400.250	14.65	5,864
Qualified XII (1.40)	18,825.018	14.55	273,904
Qualified XII (1.45)	785.879	14.45	11,356
Qualified XII (1.50)	1,761.534	14.35	25,278
Qualified XIII	618.753	17.60	10,890
Qualified XV	4,822.482	17.57	84,731
Qualified XVI	33,403.612	16.37	546,817
Qualified XVIII	2,556.186	18.16	46,420
Qualified XXII	1,446.182	18.34	26,523
Qualified XXVI	481.122	17.69	8,511
Qualified XXVII	151,290.478	17.29	2,615,812
Qualified XXVIII	128,772.561	17.25	2,221,327
Qualified XXXII	6,826.991	10.83	73,936
Qualified XXXIII (0.65)	2,421.904	11.28	27,319
Qualified XXXIV	34,652.319	7.84	271,674
Qualified XXXVI	7,942.641	11.38	90,387
Qualified XXXVIII	21,181.096	7.91	167,542
Qualified XLIII	80.280	7.83	629
Qualified LIV	20,023.508	10.24	205,041
Qualified LVI	36,700.344	10.42	382,418
	4,154,770.221		$ 60,352,891
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	93,017.107	$9.69 to $11.96	$ 1,035,201
Contracts in accumulation period:			
ING Custom Choice 65	696.234	10.54	7,338
ING MAP PLUS NP1	11,371.280	11.15	126,790
ING MAP PLUS NP4	12,006.045	11.05	132,667
ING MAP PLUS NP6	98,850.512	10.99	1,086,367
ING MAP PLUS NP9	34,976.205	10.89	380,891
ING MAP PLUS NP10	1,167.272	10.86	12,677
ING MAP PLUS NP11	37,759.230	10.83	408,932
ING MAP PLUS NP12	41,872.099	10.80	452,219
ING MAP PLUS NP13	42,263.450	10.76	454,755
ING MAP PLUS NP14	2,194.337	10.73	23,545
ING MAP PLUS NP15	52,439.080	10.70	561,098
ING MAP PLUS NP17	51,711.132	10.64	550,206
ING MAP PLUS NP18	3,793.859	10.61	40,253
ING MAP PLUS NP19	22,648.370	10.58	239,620
ING MAP PLUS NP20	5,960.390	10.54	62,823
ING MAP PLUS NP21	4,004.212	10.51	42,084
ING MAP PLUS NP22	15,320.592	10.48	160,560

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I (continued)			
ING MAP PLUS NP23	4,572.142	$ 10.45	$ 47,779
ING MAP PLUS NP25	12,723.157	10.39	132,194
ING MAP PLUS NP26	17,614.153	10.36	182,483
ING MAP PLUS NP28	18,510.273	10.30	190,656
ING MAP PLUS NP29	1,464.320	10.27	15,039
ING MAP PLUS NP30	250.580	10.24	2,566
Qualified V	977.974	16.42	16,058
Qualified VI	998,232.356	16.81	16,780,286
Qualified VIII	365.363	16.79	6,134
Qualified X (1.15)	65,329.152	17.45	1,139,994
Qualified X (1.25)	61,258.388	17.20	1,053,644
Qualified XII (0.00)	1,789.606	12.53	22,424
Qualified XII (0.05)	3,498.491	18.68	65,352
Qualified XII (0.20)	154.642	12.24	1,893
Qualified XII (0.25)	6,622.588	12.17	80,597
Qualified XII (0.30)	55,566.074	12.10	672,349
Qualified XII (0.35)	3,161.973	12.03	38,039
Qualified XII (0.40)	55,554.388	16.63	923,869
Qualified XII (0.45)	33.553	11.89	399
Qualified XII (0.50)	205,319.901	12.17	2,498,743
Qualified XII (0.55)	291,512.384	11.76	3,428,186
Qualified XII (0.60)	105,791.642	11.69	1,236,704
Qualified XII (0.65)	83,556.995	11.62	970,932
Qualified XII (0.70)	84,891.963	11.55	980,502
Qualified XII (0.75)	163,277.086	11.49	1,876,054
Qualified XII (0.80)	92,276.639	12.04	1,111,011
Qualified XII (0.85)	87,162.221	15.86	1,382,393
Qualified XII (0.90)	18,736.778	11.75	220,157
Qualified XII (0.95)	154,711.581	15.64	2,419,689
Qualified XII (1.00)	216,269.060	15.54	3,360,821
Qualified XII (1.05)	41,239.749	15.43	636,329
Qualified XII (1.10)	86,224.877	15.33	1,321,827
Qualified XII (1.15)	78,726.350	15.22	1,198,215
Qualified XII (1.20)	16,475.636	15.12	249,112
Qualified XII (1.25)	71,489.812	15.02	1,073,777
Qualified XII (1.35)	24.502	14.81	363
Qualified XII (1.40)	29,350.865	14.71	431,751
Qualified XII (1.45)	780.472	14.61	11,403
Qualified XII (1.50)	1,641.040	14.51	23,811
Qualified XIII	630.556	17.51	11,041
Qualified XV	3,614.839	17.48	63,187
Qualified XVI	23,002.064	16.28	374,474
Qualified XVIII	3,307.384	17.98	59,467
Qualified XXII	509.059	18.24	9,285
Qualified XXVII	118,726.355	17.20	2,042,093
Qualified XXVIII	61,363.571	17.16	1,052,999
Qualified XXXII	3,125.088	10.89	34,032
Qualified XXXIII (0.65)	1,180.450	11.59	13,681

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I (continued)			
Qualified XXXIV	22,666.235	$ 8.34	$ 189,036
Qualified XXXVI	5,771.885	11.70	67,531
Qualified XXXVIII	13,435.608	8.41	112,993
Qualified LIV	7,505.723	10.43	78,285
Qualified LVI	34,863.595	10.62	370,251
	3,968,892.544		$ 56,059,916
ING Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified XXXV	46,719.503	$ 8.62	$ 402,722
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,292,571.205	$10.40 to $276.06	$ 87,856,051
Contracts in accumulation period:			
ING Custom Choice 62	5,313.308	11.10	58,978
ING Custom Choice 65	114,228.371	10.97	1,253,085
Qualified I	26,992.385	266.95	7,205,617
Qualified V	788.993	20.20	15,938
Qualified VI	21,593,138.898	20.60	444,818,661
Qualified VII	2,021,218.779	19.55	39,514,827
Qualified VIII	14,411.100	19.11	275,396
Qualified IX	4,828.374	20.23	97,678
Qualified X (1.15)	999,125.377	20.94	20,921,685
Qualified X (1.25)	3,148,270.523	20.60	64,854,373
Qualified XII (0.00)	72,289.321	9.59	693,255
Qualified XII (0.05)	105,707.114	22.90	2,420,693
Qualified XII (0.10)	185.778	9.48	1,761
Qualified XII (0.20)	121,490.020	9.37	1,138,361
Qualified XII (0.25)	125,288.929	9.32	1,167,693
Qualified XII (0.30)	579,333.641	9.26	5,364,630
Qualified XII (0.35)	77,119.415	9.21	710,270
Qualified XII (0.40)	34,970.614	15.10	528,056
Qualified XII (0.45)	2,709.988	9.10	24,661
Qualified XII (0.50)	975,696.516	9.51	9,278,874
Qualified XII (0.55)	557,782.406	9.00	5,020,042
Qualified XII (0.60)	524,546.007	8.94	4,689,441
Qualified XII (0.65)	1,184,794.890	8.89	10,532,827
Qualified XII (0.70)	549,967.890	8.84	4,861,716
Qualified XII (0.75)	1,179,195.969	8.79	10,365,133
Qualified XII (0.80)	2,776,009.656	9.58	26,594,173
Qualified XII (0.85)	2,711,135.186	14.39	39,013,235
Qualified XII (0.90)	266,124.511	9.22	2,453,668
Qualified XII (0.95)	1,839,331.597	14.20	26,118,509
Qualified XII (1.00)	3,375,353.492	14.10	47,592,484
Qualified XII (1.05)	169,607.584	14.01	2,376,202
Qualified XII (1.10)	226,888.560	13.91	3,156,020
Qualified XII (1.15)	603,770.851	13.82	8,344,113
Qualified XII (1.20)	47,768.011	13.72	655,377
Qualified XII (1.25)	67,546.092	13.63	920,653

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class I			
(continued)			
Qualified XII (1.30)	1,109.301	$ 13.54	$ 15,020
Qualified XII (1.35)	212.785	13.45	2,862
Qualified XII (1.40)	38,983.292	13.35	520,427
Qualified XII (1.45)	124.729	13.26	1,654
Qualified XII (1.50)	13,349.620	13.17	175,814
Qualified XIII	1,455.549	21.46	31,236
Qualified XV	50,761.189	21.42	1,087,305
Qualified XVI	440,906.676	19.96	8,800,497
Qualified XVII	1,184,070.633	21.26	25,173,342
Qualified XVIII	1,339,217.393	21.26	28,471,762
Qualified XIX	6,001.404	275.47	1,653,207
Qualified XX	27,980.185	208.21	5,825,754
Qualified XXII	674.667	22.36	15,086
Qualified XXVI	13,090.151	21.57	282,355
Qualified XXVII	468,271.263	206.50	96,698,016
Qualified XXVIII	7,611.113	206.02	1,568,042
Qualified XXIX	974.155	201.76	196,546
Qualified XXX	19,902.683	197.24	3,925,605
Qualified XXXII	381,830.286	11.33	4,326,137
Qualified XXXIV	158,545.678	7.89	1,250,925
Qualified XXXVI	165,930.140	10.23	1,697,465
Qualified XXXVIII	447,140.065	7.96	3,559,235
Qualified XLII	388,207.930	7.96	3,090,135
Qualified XLIII	20,845.387	7.88	164,262
Qualified LIV	224,807.828	10.85	2,439,165
Qualified LVI	1,110,045.775	11.05	12,266,006
	53,907,551.228		$ 1,084,131,996
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	5,346.802	$ 12.43	$ 66,461
ING MAP PLUS NP18	724.225	12.39	8,973
ING MAP PLUS NP21	1,976.640	12.38	24,471
ING MAP PLUS NP23	1,257.511	12.37	15,555
ING MAP PLUS NP24	156.421	12.37	1,935
ING MAP PLUS NP28	1,874.903	12.35	23,155
ING MAP PLUS NP29	29.031	12.35	359
Qualified XII (0.00)	27.223	8.74	238
Qualified XII (0.30)	594.720	8.68	5,162
Qualified XII (0.50)	84,870.706	8.64	733,283
Qualified XII (0.55)	14.582	8.63	126
Qualified XII (0.75)	468.270	8.59	4,022
	97,341.034		$ 883,740
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Qualified X (1.25)	20,984.366	$ 10.54	$ 221,175
Qualified XXXII	18,832.922	10.54	198,499
	39,817.288		$ 419,674

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Qualified X (1.15)	50,057.798	$ 10.32	$ 516,596
Qualified X (1.25)	94,702.098	10.32	977,326
Qualified XVIII	22,963.503	10.33	237,213
Qualified XXXII	24,251.584	10.32	250,276
	191,974.983		$ 1,981,411
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Qualified X (1.15)	45,373.686	$ 10.25	$ 465,080
Qualified X (1.25)	26,349.453	10.25	270,082
Qualified XVIII	3,942.952	10.25	40,415
Qualified XXVII	64,124.146	10.50	673,304
Qualified XXVIII	24,747.658	10.63	263,068
Qualified XXXII	249.655	10.25	2,559
	164,787.550		$ 1,714,508
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Qualified X (1.15)	11,140.278	$ 10.30	$ 114,745
Qualified X (1.25)	7,461.267	10.29	76,776
Qualified XVIII	14,630.126	10.30	150,690
Qualified XXXII	764.378	10.29	7,865
	33,996.049		$ 350,076
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Qualified X (1.15)	4,973.866	$ 10.25	$ 50,982
Qualified X (1.25)	8,634.013	10.25	88,499
Qualified XXXII	148.847	10.25	1,526
	13,756.726		$ 141,007
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Qualified X (1.15)	1,077.775	$ 10.08	$ 10,864
Qualified X (1.25)	5,691.875	10.08	57,374
	6,769.650		$ 68,238
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Qualified X (1.15)	2,178.376	$ 10.26	$ 22,350
Qualified X (1.25)	825.985	10.25	8,466
	3,004.361		$ 30,816
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	934.334	$ 13.74	$ 12,838
ING Custom Choice 65	10,509.973	14.59	153,341
ING MAP PLUS NP6	452.961	12.29	5,567
ING MAP PLUS NP9	3,698.342	12.19	45,083
ING MAP PLUS NP11	13,862.114	12.11	167,870
ING MAP PLUS NP12	5,120.766	12.08	61,859

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology			
Opportunities Portfolio - Class I (continued)			
ING MAP PLUS NP13	237.184	$ 12.04	$ 2,856
ING MAP PLUS NP20	7,152.428	11.80	84,399
ING MAP PLUS NP21	2,571.253	11.76	30,238
ING MAP PLUS NP22	612.481	11.73	7,184
ING MAP PLUS NP23	2,811.108	11.69	32,862
ING MAP PLUS NP24	703.448	11.66	8,202
ING MAP PLUS NP25	2,927.245	11.62	34,015
ING MAP PLUS NP26	2,379.489	11.59	27,578
ING MAP PLUS NP29	1,587.232	11.49	18,237
ING MAP PLUS NP30	2.793	11.45	32
ING MAP PLUS NP36	105.867	11.25	1,191
Qualified V	2,222.998	4.37	9,715
Qualified VI	2,592,014.872	4.44	11,508,546
Qualified VIII	13.151	4.44	58
Qualified X (1.15)	87,731.386	4.48	393,037
Qualified X (1.25)	187,564.581	4.44	832,787
Qualified XII (0.00)	3,894.437	5.01	19,511
Qualified XII (0.05)	149,001.869	4.88	727,129
Qualified XII (0.20)	3,475.348	4.91	17,064
Qualified XII (0.25)	3,215.211	4.89	15,722
Qualified XII (0.30)	112,090.427	4.87	545,880
Qualified XII (0.40)	101,808.834	4.82	490,719
Qualified XII (0.50)	563,799.447	4.77	2,689,323
Qualified XII (0.55)	93,410.815	4.75	443,701
Qualified XII (0.60)	20,079.903	4.73	94,978
Qualified XII (0.65)	501,352.657	4.70	2,356,357
Qualified XII (0.70)	142,663.712	4.68	667,666
Qualified XII (0.75)	205,833.281	4.66	959,183
Qualified XII (0.80)	498,610.114	4.63	2,308,565
Qualified XII (0.85)	357,249.898	4.61	1,646,922
Qualified XII (0.90)	17,761.318	4.59	81,524
Qualified XII (0.95)	289,014.812	4.57	1,320,798
Qualified XII (1.00)	1,051,241.677	4.55	4,783,150
Qualified XII (1.05)	26,792.429	4.52	121,102
Qualified XII (1.10)	69,986.916	4.50	314,941
Qualified XII (1.15)	41,915.801	4.48	187,783
Qualified XII (1.20)	22,492.166	4.46	100,315
Qualified XII (1.25)	98,248.743	4.44	436,224
Qualified XII (1.30)	2,394.556	4.41	10,560
Qualified XII (1.35)	4,033.850	4.39	17,709
Qualified XII (1.40)	13,949.858	4.37	60,961
Qualified XII (1.45)	2,130.540	4.35	9,268
Qualified XII (1.50)	100.979	4.33	437
Qualified XV	19,275.687	4.57	88,090
Qualified XVI	52,389.199	4.33	226,845
Qualified XVII	4,409.777	4.52	19,932
Qualified XVIII	707.684	4.55	3,220
Qualified XXI	175,213.905	4.64	812,993

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology			
Opportunities Portfolio - Class I (continued)			
Qualified XXVI	2,401.389	$ 4.65	$ 11,166
Qualified XXVII	1,294,158.446	4.44	5,746,064
Qualified XXXII	706.585	12.32	8,705
Qualified XXXIV	1,784.321	8.88	15,845
Qualified XXXVI	10,663.411	11.35	121,030
Qualified XXXVIII	14,441.196	8.96	129,393
Qualified XLIII	1,842.156	8.87	16,340
Qualified LIV	14,656.986	14.44	211,647
Qualified LVI	52,835.338	14.70	776,679
	8,967,251.684		$ 42,052,936
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	294,545.394	$7.27 to $17.09	$ 3,201,517
Contracts in accumulation period:			
ING Custom Choice 62	9,482.762	10.29	97,578
ING Custom Choice 65	29,643.896	10.12	299,996
ING MAP PLUS NP1	5,242.548	10.41	54,575
ING MAP PLUS NP3	512.508	10.35	5,304
ING MAP PLUS NP4	3,421.120	10.32	35,306
ING MAP PLUS NP5	1,178.515	10.29	12,127
ING MAP PLUS NP6	264.927	10.26	2,718
ING MAP PLUS NP8	28,905.713	10.20	294,838
ING MAP PLUS NP9	51,330.842	10.17	522,035
ING MAP PLUS NP10	51,915.445	10.14	526,423
ING MAP PLUS NP11	18,247.150	10.11	184,479
ING MAP PLUS NP14	2,969.676	10.02	29,756
ING MAP PLUS NP15	10,925.687	9.99	109,148
ING MAP PLUS NP16	5,061.907	9.96	50,417
ING MAP PLUS NP17	7,253.406	9.93	72,026
ING MAP PLUS NP18	1,950.068	9.90	19,306
ING MAP PLUS NP20	8,670.811	9.84	85,321
ING MAP PLUS NP21	28,314.361	9.81	277,764
ING MAP PLUS NP23	2,130.036	9.76	20,789
ING MAP PLUS NP24	2,692.376	9.73	26,197
ING MAP PLUS NP25	1,144.039	9.70	11,097
ING MAP PLUS NP26	3,944.821	9.67	38,146
ING MAP PLUS NP27	299.495	9.64	2,887
ING MAP PLUS NP28	8,986.640	9.61	86,362
ING MAP PLUS NP29	68.373	9.58	655
ING MAP PLUS NP30	661.831	9.56	6,327
Qualified V	73.645	16.73	1,232
Qualified VI	5,564,181.413	17.09	95,091,860
Qualified VIII	3,437.859	17.07	58,684
Qualified X (1.15)	277,491.643	17.32	4,806,155
Qualified X (1.25)	357,127.917	17.09	6,103,316
Qualified XII (0.00)	67,432.331	11.84	798,399
Qualified XII (0.05)	162,405.864	19.01	3,087,335
Qualified XII (0.10)	293.668	11.71	3,439
Qualified XII (0.20)	69,245.245	11.57	801,167

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I			
(continued)			
Qualified XII (0.25)	16,104.484	$ 11.50	$ 185,202
Qualified XII (0.30)	178,682.337	11.44	2,044,126
Qualified XII (0.35)	41,410.019	11.37	470,832
Qualified XII (0.40)	128,222.116	18.91	2,424,680
Qualified XII (0.45)	732.586	11.24	8,234
Qualified XII (0.50)	572,859.930	11.88	6,805,576
Qualified XII (0.55)	171,792.029	11.11	1,908,609
Qualified XII (0.60)	134,363.803	11.04	1,483,376
Qualified XII (0.65)	523,930.913	10.98	5,752,761
Qualified XII (0.70)	381,827.031	10.92	4,169,551
Qualified XII (0.75)	650,195.777	10.85	7,054,624
Qualified XII (0.80)	910,115.860	12.04	10,957,795
Qualified XII (0.85)	485,098.515	18.02	8,741,475
Qualified XII (0.90)	113,037.745	11.55	1,305,586
Qualified XII (0.95)	568,954.513	17.78	10,116,011
Qualified XII (1.00)	2,739,320.868	17.67	48,403,800
Qualified XII (1.05)	58,600.871	17.55	1,028,445
Qualified XII (1.10)	145,571.585	17.43	2,537,313
Qualified XII (1.15)	195,771.783	17.32	3,390,767
Qualified XII (1.20)	40,418.892	17.20	695,205
Qualified XII (1.25)	136,321.774	17.09	2,329,739
Qualified XII (1.30)	790.088	16.97	13,408
Qualified XII (1.35)	1,243.743	16.86	20,970
Qualified XII (1.40)	20,498.900	16.75	343,357
Qualified XII (1.45)	3,511.999	16.64	58,440
Qualified XII (1.50)	6,208.296	16.53	102,623
Qualified XV	27,297.684	17.77	485,080
Qualified XVI	111,247.934	16.55	1,841,153
Qualified XVII	22,769.162	17.30	393,907
Qualified XVIII	33,976.982	17.86	606,829
Qualified XXVI	5,269.412	17.89	94,270
Qualified XXVII	1,501,478.801	17.49	26,260,864
Qualified XXVIII	418,375.351	17.45	7,300,650
Qualified XXXII	23,700.399	10.45	247,669
Qualified XXXIII (0.65)	7,700.683	10.13	78,008
Qualified XXXIV	14,310.060	7.56	108,184
Qualified XXXVI	74,112.921	10.22	757,434
Qualified XXXVIII	188,881.570	7.63	1,441,166
Qualified XLIII	7,297.991	7.56	55,173
Qualified LIV	114,602.803	10.01	1,147,174
Qualified LVI	338,210.693	10.19	3,446,367
	18,196,272.835		$ 283,441,114
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	40,314.492	$ 9.29	$ 374,522

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:	114,276.363	$ 11.69	$ 1,335,891
Contracts in accumulation period:			
ING Custom Choice 62	8,117.698	11.60	94,165
ING Custom Choice 65	9,164.619	10.87	99,619
ING MAP PLUS NP1	11,289.376	11.76	132,763
ING MAP PLUS NP5	2,902.259	11.62	33,724
ING MAP PLUS NP8	64,517.845	11.52	743,246
ING MAP PLUS NP9	7,066.708	11.49	81,196
ING MAP PLUS NP10	4,679.238	11.45	53,577
ING MAP PLUS NP11	9,126.513	11.42	104,225
ING MAP PLUS NP12	1,375.452	11.38	15,653
ING MAP PLUS NP13	9,333.808	11.35	105,939
ING MAP PLUS NP14	5,830.187	11.32	65,998
ING MAP PLUS NP15	17,116.139	11.28	193,070
ING MAP PLUS NP16	15,552.335	11.25	174,964
ING MAP PLUS NP17	7,264.335	11.22	81,506
ING MAP PLUS NP18	2,401.318	11.18	26,847
ING MAP PLUS NP19	10,552.273	11.15	117,658
ING MAP PLUS NP21	8,357.679	11.09	92,687
ING MAP PLUS NP22	159.598	11.05	1,764
ING MAP PLUS NP23	684.353	11.02	7,542
ING MAP PLUS NP24	66.945	10.99	736
ING MAP PLUS NP25	1,566.267	10.95	17,151
ING MAP PLUS NP26	2,944.996	10.92	32,159
ING MAP PLUS NP28	3,635.309	10.86	39,479
ING MAP PLUS NP29	7,241.319	10.83	78,423
ING MAP PLUS NP30	1,460.635	10.79	15,760
ING MAP PLUS NP32	556.982	10.73	5,976
ING MAP PLUS NP35	960.210	10.64	10,217
Qualified V	1,554.530	18.29	28,432
Qualified VI	3,050,514.020	18.63	56,831,076
Qualified VIII	571.555	18.61	10,637
Qualified X (1.15)	87,446.792	18.85	1,648,372
Qualified X (1.25)	248,890.733	18.63	4,636,834
Qualified XII (0.00)	25,268.414	22.05	557,169
Qualified XII (0.05)	179,304.147	20.64	3,700,838
Qualified XII (0.05)	61,998.672	20.64	1,279,653
Qualified XII (0.10)	35.242	21.80	768
Qualified XII (0.20)	31,015.931	21.55	668,393
Qualified XII (0.25)	4,980.712	21.42	106,687
Qualified XII (0.30)	254,397.202	21.30	5,418,660
Qualified XII (0.35)	14,516.136	21.17	307,307
Qualified XII (0.40)	185,233.803	20.51	3,799,145
Qualified XII (0.50)	416,193.168	20.34	8,465,369
Qualified XII (0.55)	120,001.350	20.69	2,482,828
Qualified XII (0.60)	49,476.634	20.57	1,017,734
Qualified XII (0.65)	475,060.711	20.45	9,714,992
Qualified XII (0.70)	148,138.873	20.33	3,011,663

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (0.75)	282,192.313	$ 20.21	$ 5,703,107
Qualified XII (0.80)	562,846.564	19.64	11,054,307
Qualified XII (0.85)	1,883,764.351	19.52	36,771,080
Qualified XII (0.90)	52,694.738	19.41	1,022,805
Qualified XII (0.95)	487,393.231	19.30	9,406,689
Qualified XII (1.00)	1,651,796.807	19.18	31,681,463
Qualified XII (1.05)	49,214.530	19.07	938,521
Qualified XII (1.10)	114,913.929	18.96	2,178,768
Qualified XII (1.15)	132,715.432	18.85	2,501,686
Qualified XII (1.20)	52,800.508	18.74	989,482
Qualified XII (1.25)	147,185.811	18.63	2,742,072
Qualified XII (1.30)	1,042.968	18.52	19,316
Qualified XII (1.35)	1,595.032	18.41	29,365
Qualified XII (1.40)	16,998.525	18.31	311,243
Qualified XII (1.45)	5,012.753	18.20	91,232
Qualified XII (1.50)	3,103.614	18.09	56,144
Qualified XIII	589.875	19.30	11,385
Qualified XV	16,127.437	19.30	311,260
Qualified XVI	82,992.542	18.09	1,501,335
Qualified XVII	4,811.184	18.63	89,632
Qualified XVIII	8,966.954	18.63	167,054
Qualified XXVI	10,433.853	19.51	203,564
Qualified XXVII	1,819,648.448	19.85	36,120,022
Qualified XXVIII	855,686.318	19.80	16,942,589
Qualified XXXII	10,732.618	11.61	124,606
Qualified XXXIII (0.65)	10,974.523	13.91	152,656
Qualified XXXIV	17,407.711	7.88	137,173
Qualified XXXVI	35,908.786	14.04	504,159
Qualified XXXVIII	120,489.793	7.96	959,099
Qualified XLIII	3,605.986	7.88	28,415
Qualified LIV	141,956.596	10.76	1,527,453
Qualified LVI	214,188.541	10.95	2,345,365
	14,482,591.655		$ 274,071,539
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	49,413.425	$ 9.55	$ 471,898
ING Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:	59,449.547	$ 11.14	$ 662,268
Contracts in accumulation period:			
ING Custom Choice 62	6,195.225	10.93	67,714
ING Custom Choice 65	7,639.540	10.01	76,472
ING MAP PLUS NP1	30,411.985	11.05	336,052
ING MAP PLUS NP5	1,091.745	10.92	11,922
ING MAP PLUS NP6	6,558.657	10.89	71,424
ING MAP PLUS NP8	7,174.392	10.83	77,699
ING MAP PLUS NP9	4,213.627	10.80	45,507
ING MAP PLUS NP10	6,633.411	10.76	71,376

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I			
(continued)			
ING MAP PLUS NP11	26,729.214	$ 10.73	$ 286,804
ING MAP PLUS NP12	1,051.301	10.70	11,249
ING MAP PLUS NP13	5,820.137	10.67	62,101
ING MAP PLUS NP14	1,010.352	10.64	10,750
ING MAP PLUS NP15	1,669.628	10.61	17,715
ING MAP PLUS NP16	5,011.440	10.58	53,021
ING MAP PLUS NP17	8,976.639	10.54	94,614
ING MAP PLUS NP18	1,252.241	10.51	13,161
ING MAP PLUS NP19	210.462	10.48	2,206
ING MAP PLUS NP20	4,108.317	10.45	42,932
ING MAP PLUS NP21	2,673.676	10.42	27,860
ING MAP PLUS NP23	1,384.254	10.36	14,341
ING MAP PLUS NP24	12.080	10.33	125
ING MAP PLUS NP25	11.131	10.30	115
ING MAP PLUS NP26	2,918.915	10.27	29,977
ING MAP PLUS NP28	5,354.107	10.21	54,665
ING MAP PLUS NP29	280.105	10.18	2,851
ING MAP PLUS NP30	1,571.396	10.15	15,950
ING MAP PLUS NP32	522.494	10.09	5,272
ING MAP PLUS NP35	1,174.599	10.00	11,746
Qualified V	2,015.986	12.91	26,026
Qualified VI	1,668,190.912	13.15	21,936,710
Qualified VIII	595.963	13.14	7,831
Qualified X (1.15)	45,381.368	13.31	604,026
Qualified X (1.25)	147,975.533	13.15	1,945,878
Qualified XII (0.00)	3,738.310	15.83	59,177
Qualified XII (0.05)	119,288.542	14.57	1,738,034
Qualified XII (0.05)	18,306.216	14.57	266,722
Qualified XII (0.10)	79.864	15.64	1,249
Qualified XII (0.20)	28,645.272	15.46	442,856
Qualified XII (0.25)	3,055.304	15.37	46,960
Qualified XII (0.30)	138,722.391	15.28	2,119,678
Qualified XII (0.35)	1,490.439	15.20	22,655
Qualified XII (0.40)	123,368.378	14.48	1,786,374
Qualified XII (0.50)	348,307.221	14.36	5,001,692
Qualified XII (0.55)	49,443.562	14.85	734,237
Qualified XII (0.60)	33,378.892	14.76	492,672
Qualified XII (0.65)	202,162.311	14.67	2,965,721
Qualified XII (0.70)	63,493.544	14.59	926,371
Qualified XII (0.75)	133,954.866	14.51	1,943,685
Qualified XII (0.80)	466,992.929	13.86	6,472,522
Qualified XII (0.85)	203,368.032	13.78	2,802,411
Qualified XII (0.90)	50,732.257	13.70	695,032
Qualified XII (0.95)	280,673.289	13.62	3,822,770
Qualified XII (1.00)	1,051,625.451	13.54	14,239,009
Qualified XII (1.05)	19,004.243	13.46	255,797
Qualified XII (1.10)	62,130.972	13.39	831,934
Qualified XII (1.15)	81,073.877	13.31	1,079,093

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I			
(continued)			
Qualified XII (1.20)	29,637.497	$ 13.23	$ 392,104
Qualified XII (1.25)	88,722.856	13.15	1,166,706
Qualified XII (1.30)	418.966	13.08	5,480
Qualified XII (1.35)	840.310	13.00	10,924
Qualified XII (1.40)	12,253.932	12.92	158,321
Qualified XII (1.45)	1,675.262	12.85	21,527
Qualified XII (1.50)	718.954	12.77	9,181
Qualified XV	14,715.724	13.62	200,428
Qualified XVI	52,130.644	12.77	665,708
Qualified XVII	71.106	13.15	935
Qualified XVIII	11,482.370	13.15	150,993
Qualified XXVI	4,190.749	13.77	57,707
Qualified XXVII	1,121,972.413	13.98	15,685,174
Qualified XXVIII	513,112.254	13.95	7,157,916
Qualified XXXII	2,510.337	11.00	27,614
Qualified XXXIII (0.65)	11,113.796	13.48	149,814
Qualified XXXIV	3,690.742	7.67	28,308
Qualified XXXVI	15,039.810	13.61	204,692
Qualified XXXVIII	73,884.720	7.75	572,607
Qualified XLIII	4,237.930	7.67	32,505
Qualified LIV	26,217.073	9.91	259,811
Qualified LVI	110,236.862	10.08	1,111,188
	7,647,180.848		$ 103,514,654
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	13,959.752	$ 8.74	$ 122,008
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	44,799.472	$13.39 to $13.44	$ 602,024
Contracts in accumulation period:			
ING Custom Choice 62	319.722	7.47	2,388
ING Custom Choice 65	1,856.079	7.58	14,069
ING MAP PLUS NP1	807.021	7.60	6,133
ING MAP PLUS NP11	170.444	7.54	1,285
ING MAP PLUS NP21	110.878	7.47	828
ING MAP PLUS NP28	218.299	7.43	1,622
Qualified VI	793,507.394	7.47	5,927,500
Qualified VIII	17.056	7.47	127
Qualified X (1.15)	23,113.897	12.77	295,164
Qualified X (1.25)	63,037.385	12.76	804,357
Qualified XII (0.00)	6,086.773	7.63	46,442
Qualified XII (0.05)	17,603.832	7.62	134,141
Qualified XII (0.10)	24.697	7.62	188
Qualified XII (0.20)	929.638	7.60	7,065
Qualified XII (0.25)	2,282.329	7.60	17,346
Qualified XII (0.30)	41,436.640	7.59	314,504
Qualified XII (0.35)	274.695	7.58	2,082
Qualified XII (0.40)	16,274.241	7.58	123,359

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class I (continued)			
Qualified XII (0.50)	78,706.761	$ 7.57	$ 595,810
Qualified XII (0.55)	6,637.898	7.56	50,183
Qualified XII (0.60)	8,206.844	7.55	61,962
Qualified XII (0.65)	88,477.005	7.55	668,001
Qualified XII (0.70)	14,165.947	7.54	106,811
Qualified XII (0.75)	90,418.790	7.53	680,853
Qualified XII (0.80)	91,182.633	7.53	686,605
Qualified XII (0.85)	99,215.993	7.52	746,104
Qualified XII (0.90)	13,889.047	7.52	104,446
Qualified XII (0.95)	138,314.674	7.51	1,038,743
Qualified XII (1.00)	351,571.949	7.50	2,636,790
Qualified XII (1.05)	7,244.725	7.50	54,335
Qualified XII (1.10)	23,001.872	7.49	172,284
Qualified XII (1.15)	50,081.783	7.48	374,612
Qualified XII (1.20)	8,312.361	7.48	62,176
Qualified XII (1.25)	26,078.766	7.47	194,808
Qualified XII (1.30)	9.659	7.47	72
Qualified XII (1.35)	102.209	7.46	762
Qualified XII (1.40)	7,577.587	7.45	56,453
Qualified XII (1.45)	416.095	7.45	3,100
Qualified XII (1.50)	38.070	7.44	283
Qualified XV	7,439.667	7.51	55,872
Qualified XVI	19,906.980	7.44	148,108
Qualified XVIII	5,109.106	12.78	65,294
Qualified XXI	14,627.090	7.53	110,142
Qualified XXVI	43.968	7.52	331
Qualified XXVII	182,656.009	11.00	2,009,216
Qualified XXXII	713.853	12.76	9,109
Qualified XXXIV	232.837	7.56	1,760
Qualified XXXVI	3,684.356	7.56	27,854
Qualified XXXVIII	2,015.024	7.63	15,375
Qualified XLIII	551.224	7.55	4,162
Qualified LIV	10,539.481	7.53	79,362
Qualified LVI	37,427.529	7.60	284,449
	2,401,468.284		$ 19,406,851
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	1,448.507	$ 12.80	$ 18,541
ING Opportunistic Large Cap Portfolio - Class I			
Currently payable annuity contracts:	25,396.786	$10.23 to $11.08	$ 269,007
Contracts in accumulation period:			
ING Custom Choice 62	65.736	9.92	652
ING Custom Choice 65	17,599.669	9.76	171,773
ING MAP PLUS NP18	189.524	9.68	1,835
ING MAP PLUS NP35	55.257	9.21	509
Qualified V	174.049	15.70	2,733
Qualified VI	1,690,213.040	16.03	27,094,115

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Portfolio - Class I			
(continued)			
Qualified VIII	840.451	$ 16.01	$ 13,456
Qualified X (1.15)	134,558.695	16.23	2,183,888
Qualified X (1.25)	119,861.700	16.03	1,921,383
Qualified XII (0.00)	10,896.906	12.24	133,378
Qualified XII (0.05)	31,479.692	17.81	560,653
Qualified XII (0.20)	14,755.560	11.96	176,476
Qualified XII (0.25)	3,678.458	11.89	43,737
Qualified XII (0.30)	214,180.846	11.82	2,531,618
Qualified XII (0.35)	6,800.694	11.75	79,908
Qualified XII (0.40)	88,365.710	17.70	1,564,073
Qualified XII (0.45)	184.936	11.62	2,149
Qualified XII (0.50)	110,890.675	12.34	1,368,391
Qualified XII (0.55)	54,135.544	11.48	621,476
Qualified XII (0.60)	50,606.975	11.42	577,932
Qualified XII (0.65)	108,635.922	11.35	1,233,018
Qualified XII (0.70)	91,995.213	11.28	1,037,706
Qualified XII (0.75)	210,517.545	11.22	2,362,007
Qualified XII (0.80)	288,719.442	12.28	3,545,475
Qualified XII (0.85)	185,914.307	16.86	3,134,515
Qualified XII (0.90)	37,894.844	11.91	451,328
Qualified XII (0.95)	221,643.283	16.65	3,690,361
Qualified XII (1.00)	642,547.497	16.54	10,627,736
Qualified XII (1.05)	38,034.410	16.44	625,286
Qualified XII (1.10)	50,858.952	16.34	831,035
Qualified XII (1.15)	41,177.333	16.23	668,308
Qualified XII (1.20)	18,845.709	16.13	303,981
Qualified XII (1.25)	48,135.365	16.03	771,610
Qualified XII (1.30)	513.587	15.92	8,176
Qualified XII (1.35)	598.261	15.82	9,464
Qualified XII (1.40)	13,602.712	15.72	213,835
Qualified XII (1.45)	3,198.411	15.62	49,959
Qualified XII (1.50)	4,720.113	15.52	73,256
Qualified XV	7,357.368	16.65	122,500
Qualified XVI	46,373.854	15.52	719,722
Qualified XVII	3,509.005	16.03	56,249
Qualified XVIII	14,500.065	16.75	242,876
Qualified XXVI	4,606.397	16.78	77,295
Qualified XXVII	549,177.900	12.37	6,793,331
Qualified XXVIII	255,825.501	12.34	3,156,887
Qualified XXXII	9,296.735	10.08	93,711
Qualified XXXIV	16,197.576	7.14	115,651
Qualified XXXVI	29,686.991	8.94	265,402
Qualified XXXVIII	18,757.128	7.20	135,051
Qualified XLIII	5,550.959	7.13	39,578
Qualified LIV	26,974.645	9.66	260,575
Qualified LVI	102,485.390	9.83	1,007,431
	5,672,783.323		$ 82,042,457

Division/Contract	Units	Unit Value		Extended Value	
ING Russell™ Large Cap Growth Index Portfolio -					
Class I					
Currently payable annuity contracts:	15,673.080	$	12.76	$	199,989
Contracts in accumulation period:					
Qualified VI	50,519.289		12.54		633,512
Qualified X (1.15)	2,459.566		12.54		30,843
Qualified X (1.25)	3,778.872		12.54		47,387
Qualified XII (0.00)	1,537.482		12.64		19,434
Qualified XII (0.30)	479.021		12.61		6,040
Qualified XII (0.40)	782.202		12.60		9,856
Qualified XII (0.50)	810.512		12.60		10,212
Qualified XII (0.55)	3.408		12.59		43
Qualified XII (0.65)	4,703.891		12.58		59,175
Qualified XII (0.70)	2,214.428		12.58		27,858
Qualified XII (0.75)	2,646.237		12.58		33,290
Qualified XII (0.80)	5,515.488		12.57		69,330
Qualified XII (0.85)	6,996.652		12.57		87,948
Qualified XII (0.90)	1,197.346		12.56		15,039
Qualified XII (0.95)	17,573.923		12.56		220,728
Qualified XII (1.00)	20,614.606		12.56		258,919
Qualified XII (1.05)	329.429		12.55		4,134
Qualified XII (1.10)	6,304.201		12.55		79,118
Qualified XII (1.15)	65.807		12.54		825
Qualified XII (1.20)	919.546		12.54		11,531
Qualified XII (1.25)	4,441.490		12.54		55,696
Qualified XII (1.30)	9.669		12.53		121
Qualified XII (1.35)	30.320		12.53		380
Qualified XII (1.40)	194.129		12.52		2,430
Qualified XII (1.45)	50.225		12.52		629
Qualified XV	480.461		12.56		6,035
Qualified XVI	1.776		12.52		22
Qualified XXVI	33.667		12.58		424
Qualified XXVII	61,488.497		12.47		766,762
Qualified XXXII	532.654		12.54		6,679
Qualified XXXIV	1,118.629		12.56		14,050
Qualified XXXVIII	1,648.124		12.64		20,832
Qualified LIV	1,384.134		12.57		17,399
Qualified LVI	4,410.105		12.62		55,656
	220,948.866			$	2,772,326
ING Russell™ Large Cap Growth Index Portfolio -					
Class S					
Contracts in accumulation period:					
ING MAP PLUS NP8	3,537.902	$	12.60	$	44,578
ING MAP PLUS NP28	34.458		12.52		431
Qualified XII (0.00)	244.998		12.19		2,987
Qualified XII (0.50)	25,106.755		12.15		305,047
	28,924.113			$	353,043

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	2,745.100	$ 8.10	$ 22,235
ING MAP PLUS NP1	7,681.035	8.27	63,522
ING MAP PLUS NP3	279.337	8.26	2,307
ING MAP PLUS NP10	666.605	8.21	5,473
ING MAP PLUS NP11	26,432.312	8.20	216,745
ING MAP PLUS NP12	5,531.407	8.20	45,358
ING MAP PLUS NP14	4,749.643	8.18	38,852
ING MAP PLUS NP15	2,445.730	8.18	20,006
ING MAP PLUS NP17	4,702.373	8.17	38,418
ING MAP PLUS NP22	3,680.823	8.13	29,925
ING MAP PLUS NP23	4,088.711	8.13	33,241
ING MAP PLUS NP24	1,624.452	8.12	13,191
ING MAP PLUS NP25	8,783.244	8.11	71,232
ING MAP PLUS NP26	1,396.973	8.11	11,329
ING MAP PLUS NP28	725.129	8.09	5,866
Qualified VI	308,593.810	8.10	2,499,610
Qualified XII (0.00)	537.832	8.26	4,442
Qualified XII (0.25)	796.091	8.23	6,552
Qualified XII (0.30)	1,174.217	8.22	9,652
Qualified XII (0.40)	11,086.764	8.21	91,022
Qualified XII (0.50)	142,094.063	8.20	1,165,171
Qualified XII (0.55)	5,152.254	8.19	42,197
Qualified XII (0.60)	4,348.106	8.18	35,568
Qualified XII (0.65)	29,473.405	8.18	241,092
Qualified XII (0.70)	3,626.553	8.17	29,629
Qualified XII (0.75)	32,908.411	8.16	268,533
Qualified XII (0.80)	3,830.007	8.16	31,253
Qualified XII (0.85)	22,723.807	8.15	185,199
Qualified XII (0.90)	8,500.580	8.14	69,195
Qualified XII (0.95)	51,257.210	8.14	417,234
Qualified XII (1.00)	152,019.943	8.13	1,235,922
Qualified XII (1.05)	945.552	8.12	7,678
Qualified XII (1.10)	4,969.590	8.12	40,353
Qualified XII (1.15)	8,500.742	8.11	68,941
Qualified XII (1.20)	5,125.562	8.10	41,517
Qualified XII (1.25)	15,940.809	8.10	129,121
Qualified XII (1.30)	190.619	8.09	1,542
Qualified XII (1.35)	46.842	8.08	378
Qualified XII (1.40)	2,084.384	8.08	16,842
Qualified XII (1.45)	2,120.908	8.07	17,116
Qualified XII (1.50)	839.274	8.06	6,765
Qualified XV	7,032.628	8.14	57,246
Qualified XVI	5,294.909	8.06	42,677
Qualified XXI	271,465.281	8.16	2,215,157
Qualified XXVI	168.796	8.14	1,374
Qualified XXXIV	447.437	8.19	3,665
Qualified XXXVIII	3,959.699	8.26	32,707
Qualified XLIII	338.609	8.18	2,770
Qualified LIV	3,556.086	8.16	29,018
Qualified LVI	3,294.730	8.23	27,116
	1,189,978.384		$ 9,691,954

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Qualified X (1.15)	1,005.911	$ 11.86	$ 11,930
Qualified X (1.25)	5,624.338	11.85	66,648
	6,630.249		$ 78,578
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP23	4,723.296	$ 11.84	$ 55,924
Qualified VI	61,985.186	11.83	733,285
Qualified XII (0.00)	841.553	11.92	10,031
Qualified XII (0.40)	950.906	11.89	11,306
Qualified XII (0.50)	28,786.921	11.89	342,276
Qualified XII (0.55)	385.936	11.88	4,585
Qualified XII (0.60)	308.351	11.88	3,663
Qualified XII (0.65)	4,201.341	11.87	49,870
Qualified XII (0.70)	404.429	11.87	4,801
Qualified XII (0.75)	1,211.773	11.87	14,384
Qualified XII (0.80)	3,410.396	11.86	40,447
Qualified XII (0.85)	2,500.062	11.86	29,651
Qualified XII (0.90)	259.254	11.85	3,072
Qualified XII (0.95)	8,094.889	11.85	95,924
Qualified XII (1.00)	22,511.564	11.85	266,762
Qualified XII (1.05)	1,493.813	11.84	17,687
Qualified XII (1.10)	10,462.007	11.84	123,870
Qualified XII (1.15)	1,725.559	11.84	20,431
Qualified XII (1.20)	257.549	11.83	3,047
Qualified XII (1.25)	1,765.892	11.83	20,891
Qualified XII (1.30)	25.091	11.82	297
Qualified XII (1.35)	31.984	11.82	378
Qualified XII (1.40)	306.696	11.82	3,625
Qualified XII (1.45)	13.279	11.81	157
Qualified XV	402.734	11.85	4,772
Qualified XVI	1,701.039	11.81	20,089
Qualified XXXIV	325.166	11.85	3,853
Qualified XXXVIII	489.579	11.92	5,836
Qualified XLIII	434.955	11.87	5,163
Qualified LIV	711.370	11.86	8,437
Qualified LVI	3,960.836	11.91	47,174
	164,683.406		$ 1,951,688

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
ING Custom Choice 65	120.553	$ 12.89	$ 1,554
Qualified VI	80,840.958	12.82	1,036,381
Qualified XII (0.00)	166.357	12.92	2,149
Qualified XII (0.30)	929.171	12.90	11,986
Qualified XII (0.40)	3,042.192	12.89	39,214
Qualified XII (0.50)	40,684.286	12.88	524,014
Qualified XII (0.55)	2,001.679	12.88	25,782
Qualified XII (0.60)	2,290.727	12.87	29,482
Qualified XII (0.65)	9,673.198	12.87	124,494
Qualified XII (0.70)	5,336.501	12.86	68,627
Qualified XII (0.75)	5,307.387	12.86	68,253
Qualified XII (0.80)	3,107.868	12.86	39,967
Qualified XII (0.85)	10,011.249	12.85	128,645
Qualified XII (0.90)	1,732.091	12.85	22,257
Qualified XII (0.95)	14,536.624	12.84	186,650
Qualified XII (1.00)	27,968.043	12.84	359,110
Qualified XII (1.05)	211.444	12.84	2,715
Qualified XII (1.10)	1,542.254	12.83	19,787
Qualified XII (1.15)	5,760.797	12.83	73,911
Qualified XII (1.20)	1,124.814	12.82	14,420
Qualified XII (1.25)	4,414.362	12.82	56,592
Qualified XII (1.30)	60.240	12.81	772
Qualified XII (1.40)	1,068.666	12.81	13,690
Qualified XII (1.45)	42.863	12.80	549
Qualified XVI	1,522.407	12.80	19,487
Qualified XVII	3,357.312	12.84	43,108
Qualified XXXIV	419.396	12.85	5,389
Qualified XXXVIII	1,989.200	12.92	25,700
Qualified XLIII	19.740	12.86	254
Qualified LIV	1,100.767	12.86	14,156
Qualified LVI	6,992.188	12.90	90,199
	237,375.334		$ 3,049,294
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	770.699	$ 8.18	$ 6,304
ING MAP PLUS NP1	1,917.148	8.32	15,951
ING MAP PLUS NP11	29.787	8.25	246
ING MAP PLUS NP17	64.326	8.21	528
ING MAP PLUS NP21	2,816.125	8.19	23,064
ING MAP PLUS NP22	230.631	8.18	1,887
ING MAP PLUS NP23	471.958	8.17	3,856
Qualified VI	116,466.384	8.18	952,695
Qualified XII (0.00)	124.806	8.36	1,043
Qualified XII (0.40)	2,136.289	8.30	17,731
Qualified XII (0.50)	1,726.315	8.29	14,311
Qualified XII (0.55)	525.577	8.28	4,352
Qualified XII (0.60)	6,719.112	8.27	55,567

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class I			
(continued)			
Qualified XII (0.65)	210.821	$ 8.27	$ 1,743
Qualified XII (0.70)	961.332	8.26	7,941
Qualified XII (0.75)	6,649.926	8.25	54,862
Qualified XII (0.80)	15,185.212	8.25	125,278
Qualified XII (0.85)	41,149.314	8.24	339,070
Qualified XII (0.95)	12,373.452	8.23	101,834
Qualified XII (1.00)	61,222.603	8.22	503,250
Qualified XII (1.05)	21.514	8.21	177
Qualified XII (1.10)	234.187	8.20	1,920
Qualified XII (1.15)	5,274.560	8.20	43,251
Qualified XII (1.20)	1,052.987	8.19	8,624
Qualified XII (1.25)	3,690.857	8.18	30,191
Qualified XII (1.40)	248.271	8.16	2,026
Qualified XV	483.192	8.23	3,977
Qualified XVI	584.594	8.15	4,764
Qualified XXI	147,717.187	8.25	1,218,667
Qualified LIV	1,027.217	8.25	8,475
Qualified LVI	1,018.203	8.32	8,471
	433,104.586		$ 3,562,056
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	466.001	$ 8.69	$ 4,050
ING MAP PLUS NP1	1,035.336	8.83	9,142
ING MAP PLUS NP3	260.781	8.82	2,300
ING MAP PLUS NP11	28.291	8.76	248
ING MAP PLUS NP17	3,225.359	8.72	28,125
ING MAP PLUS NP18	60.642	8.71	528
ING MAP PLUS NP21	41.635	8.69	362
ING MAP PLUS NP22	193.579	8.68	1,680
ING MAP PLUS NP23	436.935	8.67	3,788
Qualified VI	89,805.148	8.69	780,407
Qualified XII (0.40)	3,146.984	8.81	27,725
Qualified XII (0.50)	1,542.639	8.79	13,560
Qualified XII (0.55)	2,380.394	8.79	20,924
Qualified XII (0.60)	5,000.998	8.78	43,909
Qualified XII (0.65)	1,950.885	8.77	17,109
Qualified XII (0.70)	1,129.067	8.77	9,902
Qualified XII (0.75)	3,164.412	8.76	27,720
Qualified XII (0.80)	10,941.903	8.75	95,742
Qualified XII (0.85)	28,052.974	8.74	245,183
Qualified XII (0.90)	2,015.335	8.74	17,614
Qualified XII (0.95)	7,676.090	8.73	67,012
Qualified XII (1.00)	55,268.493	8.72	481,941
Qualified XII (1.05)	113.517	8.72	990
Qualified XII (1.10)	7.169	8.71	62
Qualified XII (1.15)	574.310	8.70	4,996
Qualified XII (1.20)	1,481.159	8.69	12,871

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class I (continued)			
Qualified XII (1.25)	2,900.913	$ 8.69	$ 25,209
Qualified XII (1.40)	228.664	8.66	1,980
Qualified XII (1.45)	3.568	8.66	31
Qualified XVI	10.511	8.65	91
Qualified XXI	15.782	8.75	138
Qualified LIV	920.424	8.75	8,054
Qualified LVI	921.613	8.83	8,138
	225,001.511		$ 1,961,531
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	93,606.273	$12.24 to $24.99	$ 1,400,333
Contracts in accumulation period:			
ING Custom Choice 62	3,249.807	13.34	43,352
ING Custom Choice 65	9,392.890	12.73	119,571
ING MAP PLUS NP6	618.332	13.16	8,137
ING MAP PLUS NP9	1,533.667	13.04	19,999
ING MAP PLUS NP11	2,223.911	12.97	28,844
ING MAP PLUS NP12	1,591.596	12.93	20,579
ING MAP PLUS NP13	4.361	12.89	56
ING MAP PLUS NP14	1,150.563	12.85	14,785
ING MAP PLUS NP15	3,287.807	12.81	42,117
ING MAP PLUS NP16	73.789	12.78	943
ING MAP PLUS NP17	1,845.263	12.74	23,509
ING MAP PLUS NP19	5,030.070	12.66	63,681
ING MAP PLUS NP21	157.625	12.59	1,984
ING MAP PLUS NP22	951.305	12.55	11,939
ING MAP PLUS NP23	32.572	12.51	407
ING MAP PLUS NP24	8,645.057	12.48	107,890
ING MAP PLUS NP25	1,950.180	12.44	24,260
ING MAP PLUS NP26	2,283.790	12.40	28,319
ING MAP PLUS NP27	172.541	12.37	2,134
ING MAP PLUS NP28	2,400.327	12.33	29,596
ING MAP PLUS NP29	3,391.480	12.29	41,681
ING MAP PLUS NP30	181.059	12.26	2,220
Qualified V	204.329	24.48	5,002
Qualified VI	1,202,463.696	24.99	30,049,568
Qualified VIII	358.844	24.96	8,957
Qualified X (1.15)	71,252.326	25.31	1,803,396
Qualified X (1.25)	106,861.261	24.99	2,670,463
Qualified XII (0.00)	9,557.602	19.35	184,940
Qualified XII (0.05)	47,168.018	27.77	1,309,856
Qualified XII (0.20)	14,740.871	18.91	278,750
Qualified XII (0.25)	3,544.964	18.80	66,645
Qualified XII (0.30)	169,567.270	18.69	3,169,212
Qualified XII (0.35)	2,157.535	18.58	40,087
Qualified XII (0.40)	45,121.600	27.60	1,245,356
Qualified XII (0.45)	454.098	18.37	8,342
Qualified XII (0.50)	134,627.405	18.54	2,495,992
Qualified XII (0.55)	66,469.711	18.15	1,206,425

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I (continued)			
Qualified XII (0.60)	69,770.982	$ 18.05	$ 1,259,366
Qualified XII (0.65)	125,383.334	17.94	2,249,377
Qualified XII (0.70)	94,325.638	17.84	1,682,769
Qualified XII (0.75)	192,450.148	17.74	3,414,066
Qualified XII (0.80)	480,037.300	18.80	9,024,701
Qualified XII (0.85)	167,456.221	26.29	4,402,424
Qualified XII (0.90)	20,351.185	18.12	368,763
Qualified XII (0.95)	161,075.023	25.96	4,181,508
Qualified XII (1.00)	622,412.956	25.79	16,052,030
Qualified XII (1.05)	27,363.193	25.63	701,319
Qualified XII (1.10)	37,413.584	25.47	952,924
Qualified XII (1.15)	50,705.607	25.31	1,283,359
Qualified XII (1.20)	10,297.771	25.15	258,989
Qualified XII (1.25)	24,312.317	24.99	607,565
Qualified XII (1.30)	1,181.669	24.83	29,341
Qualified XII (1.35)	2,137.908	24.67	52,742
Qualified XII (1.40)	6,834.595	24.51	167,516
Qualified XII (1.45)	626.099	24.36	15,252
Qualified XII (1.50)	4,023.454	24.20	97,368
Qualified XV	9,470.355	25.96	245,850
Qualified XVI	36,207.418	24.20	876,220
Qualified XVII	4,114.258	24.99	102,815
Qualified XVIII	3,317.932	26.11	86,631
Qualified XXVI	1,351.346	26.17	35,365
Qualified XXVII	668,262.993	12.58	8,406,748
Qualified XXVIII	161,079.238	13.40	2,158,462
Qualified XXXII	3,863.461	12.99	50,186
Qualified XXXIV	1,909.863	8.35	15,947
Qualified XXXVI	18,035.390	14.55	262,415
Qualified XXXVIII	49,521.193	8.43	417,464
Qualified XLIII	1,094.271	8.35	9,137
Qualified LIV	55,858.026	12.60	703,811
Qualified LVI	71,760.452	12.82	919,969
	5,202,328.975		$ 107,671,726
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	10,926.711	$ 10.80	$ 118,008

337

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	461.104	$ 10.65	$ 4,911
ING Custom Choice 65	19.430	10.80	210
ING MAP PLUS NP11	535.741	10.75	5,759
ING MAP PLUS NP15	2,916.420	10.71	31,235
ING MAP PLUS NP17	240.647	10.70	2,575
ING MAP PLUS NP21	3,130.551	10.66	33,372
Qualified VI	160,284.100	10.65	1,707,026
Qualified XII (0.00)	740.250	10.87	8,047
Qualified XII (0.30)	7,961.118	10.82	86,139
Qualified XII (0.40)	5,735.758	10.80	61,946
Qualified XII (0.50)	2,626.074	10.78	28,309
Qualified XII (0.55)	24,372.175	10.77	262,488
Qualified XII (0.60)	2,406.979	10.77	25,923
Qualified XII (0.65)	1,918.657	10.76	20,645
Qualified XII (0.70)	2,550.433	10.75	27,417
Qualified XII (0.75)	14,755.262	10.74	158,472
Qualified XII (0.80)	11,857.264	10.73	127,228
Qualified XII (0.85)	6,588.455	10.72	70,628
Qualified XII (0.90)	5,986.130	10.71	64,111
Qualified XII (0.95)	9,145.617	10.70	97,858
Qualified XII (1.00)	76,709.305	10.69	820,022
Qualified XII (1.05)	1,345.867	10.69	14,387
Qualified XII (1.10)	1,640.841	10.68	17,524
Qualified XII (1.15)	3,048.424	10.67	32,527
Qualified XII (1.20)	940.013	10.66	10,021
Qualified XII (1.25)	9,615.190	10.65	102,402
Qualified XII (1.35)	584.536	10.63	6,214
Qualified XII (1.40)	4,548.065	10.62	48,300
Qualified XII (1.45)	1.770	10.62	19
Qualified XVI	860.156	10.61	9,126
Qualified XXI	6.421	10.73	69
Qualified XXVI	14.990	10.71	161
Qualified XXXIV	79.812	10.77	860
Qualified XXXVIII	168.369	10.87	1,830
Qualified XLIII	773.798	10.76	8,326
Qualified LIV	1,489.365	10.73	15,981
Qualified LVI	1,879.340	10.83	20,353
	367,938.427		$ 3,932,421

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I			
Currently payable annuity contracts:	212,368.530	$ 13.58	$ 2,883,965
Contracts in accumulation period:			
ING Custom Choice 62	1,019.576	13.08	13,336
ING Custom Choice 65	2,749.646	12.06	33,161
ING MAP PLUS NP3	170.886	13.52	2,310
ING MAP PLUS NP10	1,635.074	13.24	21,648
ING MAP PLUS NP11	7,319.739	13.20	96,621
ING MAP PLUS NP12	699.400	13.16	9,204
ING MAP PLUS NP15	4,429.012	13.05	57,799
ING MAP PLUS NP18	318.057	12.93	4,112
ING MAP PLUS NP20	4,241.665	12.86	54,548
ING MAP PLUS NP21	977.265	12.82	12,529
ING MAP PLUS NP22	674.074	12.78	8,615
ING MAP PLUS NP25	718.099	12.67	9,098
ING MAP PLUS NP26	275.717	12.63	3,482
ING MAP PLUS NP27	385.797	12.59	4,857
ING MAP PLUS NP28	22.666	12.56	285
ING MAP PLUS NP30	707.749	12.48	8,833
ING MAP PLUS NP32	198.825	12.41	2,467
ING MAP PLUS NP35	810.759	12.30	9,972
Qualified V	549.674	12.86	7,069
Qualified VI	910,105.600	13.04	11,867,777
Qualified X (1.15)	69,192.224	13.15	909,878
Qualified X (1.25)	183,611.401	13.04	2,394,293
Qualified XII (0.00)	4,699.055	14.49	68,089
Qualified XII (0.10)	30.472	14.37	438
Qualified XII (0.20)	136,230.300	14.25	1,941,282
Qualified XII (0.25)	1,600.276	14.19	22,708
Qualified XII (0.30)	125,108.401	14.13	1,767,782
Qualified XII (0.40)	141,199.187	14.01	1,978,201
Qualified XII (0.50)	202,993.379	13.89	2,819,578
Qualified XII (0.55)	47,774.106	13.83	660,716
Qualified XII (0.60)	46,057.523	13.78	634,673
Qualified XII (0.65)	58,284.015	13.72	799,657
Qualified XII (0.70)	44,887.897	13.66	613,169
Qualified XII (0.75)	71,955.920	13.60	978,601
Qualified XII (0.80)	179,402.029	13.54	2,429,103
Qualified XII (0.85)	3,313,871.201	13.49	44,704,123
Qualified XII (0.90)	12,679.171	13.43	170,281
Qualified XII (0.95)	102,121.842	13.37	1,365,369
Qualified XII (1.00)	669,777.078	13.32	8,921,431
Qualified XII (1.05)	15,162.479	13.26	201,054
Qualified XII (1.10)	18,533.260	13.21	244,824
Qualified XII (1.15)	78,545.628	13.15	1,032,875
Qualified XII (1.20)	16,241.895	13.09	212,606
Qualified XII (1.25)	41,225.700	13.04	537,583
Qualified XII (1.30)	2,988.898	12.98	38,796
Qualified XII (1.35)	237.407	12.93	3,070

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I (continued)			
Qualified XII (1.40)	3,584.746	$ 12.87	$ 46,136
Qualified XII (1.45)	1,174.474	12.82	15,057
Qualified XII (1.50)	626.140	12.77	7,996
Qualified XIII	911.956	13.37	12,193
Qualified XV	3,942.871	13.37	52,716
Qualified XVI	24,825.078	12.77	317,016
Qualified XVII	640.160	13.04	8,348
Qualified XVIII	9,968.074	13.04	129,984
Qualified XXI	42,101.148	13.54	570,050
Qualified XXVI	1,473.434	13.51	19,906
Qualified XXVIII	823,379.166	14.85	12,227,181
Qualified XXXII	1,597.303	13.37	21,356
Qualified XXXIII (0.65)	47,866.842	13.64	652,904
Qualified XXXIV	2,916.162	7.17	20,909
Qualified XXXVIII	14,325.830	7.23	103,576
Qualified XLIII	1,533.198	7.16	10,978
Qualified LIV	7,476.261	11.94	89,267
Qualified LVI	19,092.875	12.15	231,978
	7,742,224.272		$ 105,099,419
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	26,005.911	$ 10.88	$ 282,944
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	423.012	$ 14.16	$ 5,990
ING Custom Choice 65	2,829.910	13.75	38,911
Qualified VI	350,404.355	12.75	4,467,656
Qualified X (1.15)	6,259.492	12.85	80,434
Qualified X (1.25)	40,168.232	12.75	512,145
Qualified XII (0.00)	866.382	14.17	12,277
Qualified XII (0.30)	46,066.079	13.81	636,173
Qualified XII (0.40)	12,313.348	13.69	168,570
Qualified XII (0.50)	10,928.349	13.58	148,407
Qualified XII (0.55)	10,563.652	13.52	142,821
Qualified XII (0.60)	4,658.537	13.47	62,750
Qualified XII (0.65)	34,192.145	13.41	458,517
Qualified XII (0.70)	6,676.849	13.35	89,136
Qualified XII (0.75)	50,647.295	13.30	673,609
Qualified XII (0.80)	66,790.235	13.24	884,303
Qualified XII (0.85)	40,539.929	13.18	534,316
Qualified XII (0.90)	15,536.184	13.13	203,990
Qualified XII (0.95)	62,178.894	13.07	812,678
Qualified XII (1.00)	149,841.434	13.02	1,950,935
Qualified XII (1.05)	1,171.531	12.96	15,183
Qualified XII (1.10)	13,906.747	12.91	179,536
Qualified XII (1.15)	7,884.300	12.85	101,313
Qualified XII (1.20)	4,821.349	12.80	61,713

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class I			
(continued)			
Qualified XII (1.25)	10,460.825	$ 12.75	$ 133,376
Qualified XII (1.30)	105.950	12.69	1,345
Qualified XII (1.35)	175.491	12.64	2,218
Qualified XII (1.40)	738.255	12.58	9,287
Qualified XII (1.45)	241.181	12.53	3,022
Qualified XV	1,054.510	13.07	13,782
Qualified XVI	9,315.582	12.48	116,258
Qualified XVIII	4,970.204	12.75	63,370
Qualified XXVI	769.188	13.21	10,161
Qualified XXXIV	3,879.614	8.93	34,645
Qualified XXXVIII	12,540.415	9.02	113,115
Qualified XLIII	109.583	8.92	977
Qualified LIV	126.076	13.61	1,716
Qualified LVI	13,735.812	13.85	190,241
	997,890.926		$ 12,934,876
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	22,591.111	$ 12.21	$ 275,837
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	131.901	$ 12.81	$ 1,690
ING Custom Choice 65	268.202	12.57	3,371
Qualified V	67.916	7.98	542
Qualified VI	281,664.692	8.09	2,278,667
Qualified VIII	126.428	8.09	1,023
Qualified X (1.15)	18,869.002	8.16	153,971
Qualified X (1.25)	37,867.799	8.09	306,350
Qualified XII (0.00)	145.000	8.99	1,304
Qualified XII (0.20)	74.732	8.84	661
Qualified XII (0.25)	583.803	8.80	5,137
Qualified XII (0.30)	354,564.789	8.77	3,109,533
Qualified XII (0.40)	4,902.595	8.69	42,604
Qualified XII (0.50)	23,988.521	8.62	206,781
Qualified XII (0.55)	7,999.083	8.58	68,632
Qualified XII (0.60)	17,863.710	8.55	152,735
Qualified XII (0.65)	137,213.723	8.51	1,167,689
Qualified XII (0.70)	4,911.426	8.48	41,649
Qualified XII (0.75)	17,399.719	8.44	146,854
Qualified XII (0.80)	91,859.164	8.40	771,617
Qualified XII (0.85)	33,671.769	8.37	281,833
Qualified XII (0.90)	5,324.759	8.33	44,355
Qualified XII (0.95)	66,415.513	8.30	551,249
Qualified XII (1.00)	256,578.708	8.26	2,119,340
Qualified XII (1.05)	2,897.365	8.23	23,845
Qualified XII (1.10)	7,626.492	8.19	62,461
Qualified XII (1.15)	9,166.241	8.16	74,797
Qualified XII (1.20)	4,542.533	8.12	36,885

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class I (continued)			
Qualified XII (1.25)	10,305.158	$ 8.09	$ 83,369
Qualified XII (1.30)	147.860	8.06	1,192
Qualified XII (1.40)	2,859.925	7.99	22,851
Qualified XII (1.45)	1,401.537	7.95	11,142
Qualified XV	354.488	8.30	2,942
Qualified XVI	4,983.080	7.92	39,466
Qualified XXVI	533.868	8.39	4,479
Qualified XXXIV	83.508	8.24	688
Qualified XLIII	182.426	8.23	1,501
Qualified LIV	4,297.219	12.44	53,457
Qualified LVI	1,702.505	12.66	21,554
	1,413,577.159		$ 11,898,216
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	5,639.880	$ 10.68	$ 60,234
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	6,065.751	$ 33.21	$ 201,444
Qualified XII (0.50)	186.424	22.49	4,193
Qualified XII (0.55)	4.030	21.28	86
Qualified XII (0.65)	540.338	21.03	11,363
Qualified XII (0.70)	142.804	20.91	2,986
Qualified XII (0.80)	29.552	22.33	660
Qualified XII (0.85)	20.069	31.23	627
Qualified XII (0.90)	675.575	21.65	14,626
Qualified XII (0.95)	100.976	30.80	3,110
Qualified XII (1.00)	227.061	30.59	6,946
Qualified XII (1.15)	41.827	29.97	1,254
Qualified XII (1.25)	50.633	29.57	1,497
Qualified XII (1.40)	0.074	28.97	2
Qualified XII (1.45)	8.623	28.77	248
Qualified XVII	367.060	33.21	12,190
	8,460.797		$ 261,232

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Enterprise Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	10,172.985	$ 25.35	$ 257,885
Qualified XII (0.30)	318.401	16.31	5,193
Qualified XII (0.45)	0.050	16.03	1
Qualified XII (0.50)	192.051	16.48	3,165
Qualified XII (0.55)	5.116	15.84	81
Qualified XII (0.65)	96.935	15.66	1,518
Qualified XII (0.70)	943.295	15.57	14,687
Qualified XII (0.80)	261.990	16.60	4,349
Qualified XII (0.85)	526.897	17.89	9,426
Qualified XII (0.90)	316.531	16.13	5,106
Qualified XII (0.95)	236.531	17.65	4,175
Qualified XII (1.00)	8.961	17.53	157
Qualified XII (1.20)	574.313	17.06	9,798
Qualified XII (1.45)	14.756	16.49	243
Qualified XII (1.50)	12.787	16.37	209
Qualified XVII	416.944	25.35	10,570
	14,098.543		$ 326,563
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	1,474.286	$ 26.20	$ 38,626
Qualified X (1.25)	7.868	17.63	139
Qualified XII (0.50)	21.199	19.55	414
Qualified XII (0.55)	22.642	19.08	432
Qualified XII (0.60)	0.229	18.97	4
Qualified XII (0.65)	161.162	18.86	3,040
Qualified XII (0.70)	602.362	18.75	11,294
Qualified XII (0.80)	31.755	18.92	601
Qualified XII (0.85)	21.433	23.12	496
Qualified XII (0.90)	140.746	18.71	2,633
Qualified XII (0.95)	24.121	22.81	550
Qualified XII (1.00)	169.061	22.66	3,831
Qualified XII (1.15)	11.381	22.20	253
Qualified XII (1.50)	7.975	21.16	169
	2,696.220		$ 62,482

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Janus Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	3,231.649	$ 18.53	$ 59,882
Qualified X (1.25)	18.723	19.82	371
Qualified XII (0.50)	203.562	12.07	2,457
Qualified XII (0.55)	7.042	11.32	80
Qualified XII (0.65)	75.430	11.19	844
Qualified XII (0.70)	970.990	11.12	10,797
Qualified XII (0.80)	55.844	12.10	676
Qualified XII (0.85)	32.192	16.73	539
Qualified XII (0.90)	394.275	11.62	4,581
Qualified XII (0.95)	89.401	16.50	1,475
Qualified XII (1.00)	9.534	16.39	156
Qualified XII (1.40)	3.782	15.52	59
Qualified XVII	4.151	18.53	77
Qualified XXXIV	219.986	8.02	1,764
	5,316.561		$ 83,758
Janus Aspen Series Worldwide Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	5,388.932	$ 20.19	$ 108,803
Qualified XII (0.45)	0.092	10.60	1
Qualified XII (0.50)	225.303	11.83	2,665
Qualified XII (0.65)	253.698	10.36	2,628
Qualified XII (0.70)	1,044.948	10.30	10,763
Qualified XII (0.80)	985.211	11.97	11,793
Qualified XII (0.85)	97.437	17.46	1,701
Qualified XII (0.90)	639.737	11.58	7,408
Qualified XII (0.95)	77.052	17.22	1,327
Qualified XII (1.00)	252.943	17.11	4,328
Qualified XII (1.15)	63.423	16.76	1,063
Qualified XII (1.20)	158.036	16.64	2,630
Qualified XII (1.50)	4.409	15.98	70
Qualified XVII	828.600	20.19	16,729
	10,019.821		$ 171,909

Division/Contract	Units	Unit Value	Extended Value
Lazard U.S. Mid Cap Equity Portfolio - Open Shares			
Contracts in accumulation period:			
ING Custom Choice 62	2,274.820	$ 7.24	$ 16,470
ING MAP PLUS NP8	21,597.634	7.38	159,391
ING MAP PLUS NP17	1,062.351	7.29	7,745
Qualified VI	30,093.269	7.24	217,875
Qualified XII (0.00)	311.557	7.49	2,334
Qualified XII (0.30)	267.627	7.43	1,988
Qualified XII (0.40)	179.908	7.41	1,333
Qualified XII (0.50)	38,124.643	7.39	281,741
Qualified XII (0.55)	1,069.778	7.38	7,895
Qualified XII (0.60)	6,122.602	7.37	45,124
Qualified XII (0.65)	44.227	7.36	326
Qualified XII (0.70)	307.400	7.35	2,259
Qualified XII (0.75)	5,191.170	7.34	38,103
Qualified XII (0.80)	6,122.909	7.33	44,881
Qualified XII (0.85)	17,346.667	7.32	126,978
Qualified XII (0.95)	5,577.911	7.30	40,719
Qualified XII (1.00)	12,202.722	7.29	88,958
Qualified XII (1.05)	10.117	7.28	74
Qualified XII (1.10)	363.276	7.27	2,641
Qualified XII (1.15)	118.910	7.26	863
Qualified XII (1.20)	6,063.708	7.25	43,962
Qualified XII (1.25)	135.659	7.24	982
Qualified XII (1.40)	4.495	7.21	32
Qualified XII (1.50)	2,158.707	7.19	15,521
Qualified XVI	1,327.060	7.19	9,542
Qualified XXVI	554.144	7.34	4,067
Qualified LIV	8.879	7.33	65
	158,642.150		$ 1,161,869
LKCM Aquinas Growth Fund			
Contracts in accumulation period:			
Qualified XII (1.00)	116.906	$ 10.34	$ 1,209
Qualified XII (1.05)	19,791.778	10.31	204,053
Qualified XXXIV	7,377.207	8.65	63,813
	27,285.891		$ 269,075

Division/Contract	Units	Unit Value	Extended Value
Loomis Sayles Small Cap Value Fund - Retail Class			
Contracts in accumulation period:			
Qualified VI	72,170.012	$ 9.08	$ 655,304
Qualified XII (0.40)	2,941.067	9.20	27,058
Qualified XII (0.50)	5,129.923	9.19	47,144
Qualified XII (0.55)	88.137	9.18	809
Qualified XII (0.60)	5,343.303	9.17	48,998
Qualified XII (0.65)	176.265	9.17	1,616
Qualified XII (0.70)	368.516	9.16	3,376
Qualified XII (0.75)	5,763.321	9.15	52,734
Qualified XII (0.80)	4,763.434	9.14	43,538
Qualified XII (0.85)	6,653.196	9.14	60,810
Qualified XII (0.90)	439.054	9.13	4,009
Qualified XII (0.95)	14,220.822	9.12	129,694
Qualified XII (1.00)	43,931.625	9.11	400,217
Qualified XII (1.05)	233.616	9.11	2,128
Qualified XII (1.10)	223.225	9.10	2,031
Qualified XII (1.15)	4,678.938	9.09	42,532
Qualified XII (1.20)	5,929.955	9.08	53,844
Qualified XII (1.25)	1,455.868	9.08	13,219
Qualified XII (1.35)	13.155	9.06	119
Qualified XII (1.40)	532.385	9.05	4,818
Qualified XVI	1,618.958	9.04	14,635
Qualified XXI	94,682.910	9.14	865,402
Qualified XXXVIII	147.134	9.27	1,364
Qualified LIV	691.934	9.14	6,324
Qualified LVI	3,896.537	9.23	35,965
	276,093.290		$ 2,517,688
Lord Abbett Mid-Cap Value Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	7,919.543	$ 10.94	$ 86,640
ING MAP PLUS NP10	4,729.597	10.90	51,553
ING MAP PLUS NP11	3,467.284	10.87	37,689
ING MAP PLUS NP12	2,930.779	10.84	31,770
ING MAP PLUS NP15	16,995.444	10.75	182,701
ING MAP PLUS NP16	11,496.302	10.71	123,125
ING MAP PLUS NP17	8,872.625	10.68	94,760
ING MAP PLUS NP20	9,939.053	10.59	105,255
ING MAP PLUS NP23	131.662	10.49	1,381
ING MAP PLUS NP25	905.661	10.43	9,446
ING MAP PLUS NP28	12,172.827	10.34	125,867
ING MAP PLUS NP30	1,356.524	10.28	13,945
ING MAP PLUS NP32	244.877	10.22	2,503
ING MAP PLUS NP35	914.669	10.13	9,266
Qualified XII (1.00)	14,006.669	12.70	177,885
	96,083.516		$ 1,053,786

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	18,575.951	$ 15.49	$ 287,741
ING MAP PLUS NP11	17,324.470	15.40	266,797
ING MAP PLUS NP12	1,044.798	15.36	16,048
ING MAP PLUS NP14	7,403.386	15.27	113,050
ING MAP PLUS NP17	3,471.857	15.13	52,529
ING MAP PLUS NP20	23,400.724	15.00	351,011
ING MAP PLUS NP21	152.908	14.95	2,286
ING MAP PLUS NP22	381.633	14.91	5,690
ING MAP PLUS NP23	291.235	14.86	4,328
ING MAP PLUS NP28	4,693.723	14.65	68,763
ING MAP PLUS NP29	9,950.948	14.60	145,284
ING MAP PLUS NP30	1,154.025	14.56	16,803
	87,845.658		$ 1,330,330
Lord Abbett Series Fund - Mid-Cap Value Portfolio - **Class VC**			
Currently payable annuity contracts:	67,794.934	$ 11.44	$ 775,574
Contracts in accumulation period:			
ING Custom Choice 62	589.945	10.66	6,289
ING Custom Choice 65	4,058.617	9.71	39,409
Qualified VI	1,486,108.289	11.07	16,451,219
Qualified X (1.15)	57,193.557	11.16	638,280
Qualified X (1.25)	192,648.565	11.07	2,132,620
Qualified XII (0.00)	9,017.950	12.30	110,921
Qualified XII (0.10)	56.604	12.20	691
Qualified XII (0.20)	107.273	12.10	1,298
Qualified XII (0.25)	15.609	12.04	188
Qualified XII (0.30)	284,892.703	11.99	3,415,864
Qualified XII (0.35)	672.180	11.94	8,026
Qualified XII (0.40)	26,703.906	11.89	317,509
Qualified XII (0.50)	107,340.586	11.79	1,265,546
Qualified XII (0.55)	39,404.991	11.74	462,615
Qualified XII (0.60)	17,082.235	11.69	199,691
Qualified XII (0.65)	132,172.100	11.64	1,538,483
Qualified XII (0.70)	51,978.509	11.60	602,951
Qualified XII (0.75)	91,267.114	11.55	1,054,135
Qualified XII (0.80)	106,699.845	11.50	1,227,048
Qualified XII (0.85)	1,405,638.324	11.45	16,094,559
Qualified XII (0.90)	42,976.168	11.40	489,928
Qualified XII (0.95)	272,007.300	11.35	3,087,283
Qualified XII (1.00)	982,771.021	11.30	11,105,313
Qualified XII (1.05)	22,904.016	11.26	257,899
Qualified XII (1.10)	47,684.323	11.21	534,541
Qualified XII (1.15)	47,913.558	11.16	534,715
Qualified XII (1.20)	14,277.951	11.12	158,771
Qualified XII (1.25)	102,003.441	11.07	1,129,178
Qualified XII (1.30)	1,317.803	11.02	14,522
Qualified XII (1.35)	3,620.499	10.98	39,753
Qualified XII (1.40)	7,786.871	10.93	85,111

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio -			
Class VC (continued)			
Qualified XII (1.45)	2,761.893	$ 10.88	$ 30,049
Qualified XII (1.50)	1,229.197	10.84	13,324
Qualified XIII	1,031.101	11.35	11,703
Qualified XV	6,354.667	11.35	72,125
Qualified XVI	44,447.308	10.84	481,809
Qualified XVII	2,939.940	11.07	32,545
Qualified XVIII	2,372.240	11.07	26,261
Qualified XXVI	9,590.115	11.40	109,327
Qualified XXVII	909,112.074	13.99	12,718,478
Qualified XXVIII	795,992.026	12.10	9,631,504
Qualified XXXII	7,775.164	11.15	86,693
Qualified XXXIII (0.65)	32,611.793	13.04	425,258
Qualified XXXIV	1,613.796	7.19	11,603
Qualified XXXVIII	11,641.543	7.25	84,401
Qualified XLIII	1,314.760	7.18	9,440
Qualified LIV	42,024.129	9.60	403,432
Qualified LVI	27,917.242	9.76	272,472
	7,527,435.775		$ 88,200,354
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	16,921.996	$ 11.29	$ 191,049
ING MAP PLUS NP12	3,517.450	11.19	39,360
ING MAP PLUS NP13	3,377.698	11.16	37,695
ING MAP PLUS NP15	871.231	11.10	9,671
ING MAP PLUS NP17	1,256.491	11.03	13,859
ING MAP PLUS NP20	501.126	10.93	5,477
	26,445.992		$ 297,111
Morgan Stanley U.S. Small Cap Value Portfolio -			
Class I			
Contracts in accumulation period:			
Qualified XLII	180,777.440	$ 9.66	$ 1,746,310
Neuberger Berman Socially Responsive Fund® - Trust			
Class			
Contracts in accumulation period:			
ING MAP PLUS NP6	6,159.998	$ 9.07	$ 55,871
ING MAP PLUS NP8	16,240.331	9.03	146,650
ING MAP PLUS NP11	15,321.419	8.98	137,586
ING MAP PLUS NP12	16,033.660	8.97	143,822
ING MAP PLUS NP13	4,751.398	8.95	42,525
ING MAP PLUS NP15	33,870.893	8.92	302,128
ING MAP PLUS NP16	403.533	8.90	3,591
ING MAP PLUS NP17	3,032.696	8.88	26,930
ING MAP PLUS NP18	2,338.595	8.87	20,743
ING MAP PLUS NP19	72.676	8.85	643
ING MAP PLUS NP20	1,223.738	8.84	10,818
ING MAP PLUS NP24	286.757	8.77	2,515
ING MAP PLUS NP25	3,719.675	8.75	32,547

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman Socially Responsive Fund® - Trust Class (continued)			
ING MAP PLUS NP26	152.797	$ 8.74	$ 1,335
ING MAP PLUS NP28	41.251	8.71	359
Qualified VI	106,032.130	8.80	933,083
Qualified XII (0.00)	125.178	9.22	1,154
Qualified XII (0.30)	1,424.786	9.12	12,994
Qualified XII (0.40)	4,776.780	9.08	43,373
Qualified XII (0.50)	5,036.896	9.05	45,584
Qualified XII (0.55)	15,542.864	9.03	140,352
Qualified XII (0.60)	349.885	9.01	3,152
Qualified XII (0.65)	11,996.050	9.00	107,964
Qualified XII (0.70)	5,321.157	8.98	47,784
Qualified XII (0.75)	9,317.339	8.97	83,577
Qualified XII (0.80)	6,611.838	8.95	59,176
Qualified XII (0.85)	11,604.882	8.93	103,632
Qualified XII (0.90)	4,613.540	8.92	41,153
Qualified XII (0.95)	30,140.403	8.90	268,250
Qualified XII (1.00)	71,251.779	8.88	632,716
Qualified XII (1.05)	3,670.230	8.87	32,555
Qualified XII (1.10)	5,763.931	8.85	51,011
Qualified XII (1.15)	3,637.164	8.83	32,116
Qualified XII (1.20)	1,891.206	8.82	16,680
Qualified XII (1.25)	6,537.067	8.80	57,526
Qualified XII (1.30)	60.456	8.79	531
Qualified XII (1.35)	1,251.971	8.77	10,980
Qualified XII (1.40)	2,006.942	8.75	17,561
Qualified XII (1.45)	11.849	8.74	104
Qualified XV	276.924	8.90	2,465
Qualified XVI	8,632.768	8.72	75,278
Qualified LIV	1,046.404	9.00	9,418
Qualified LVI	1,473.309	9.15	13,481
	424,055.145		$ 3,771,713
New Perspective Fund®, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	115,665.916	$ 14.56	$ 1,684,096
ING MAP PLUS NP4	14,447.660	14.44	208,624
ING MAP PLUS NP6	10,404.683	14.35	149,307
ING MAP PLUS NP8	11,366.321	14.27	162,197
ING MAP PLUS NP9	4,447.928	14.22	63,250
ING MAP PLUS NP11	10,762.271	14.14	152,179
ING MAP PLUS NP12	8,819.133	14.10	124,350
ING MAP PLUS NP13	12.435	14.06	175
ING MAP PLUS NP14	17,758.368	14.02	248,972
ING MAP PLUS NP15	22,292.544	13.97	311,427
ING MAP PLUS NP16	161.012	13.93	2,243
ING MAP PLUS NP17	3,949.870	13.89	54,864
ING MAP PLUS NP18	19,908.604	13.85	275,734
ING MAP PLUS NP19	3,714.993	13.81	51,304
ING MAP PLUS NP20	12,505.048	13.77	172,195

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-3 (continued)			
ING MAP PLUS NP21	8,823.162	$ 13.73	$ 121,142
ING MAP PLUS NP23	799.426	13.65	10,912
ING MAP PLUS NP24	19.170	13.61	261
ING MAP PLUS NP25	2.477	13.57	34
ING MAP PLUS NP26	2,355.477	13.53	31,870
ING MAP PLUS NP27	122.094	13.49	1,647
ING MAP PLUS NP28	1,951.970	13.45	26,254
ING MAP PLUS NP29	35.700	13.41	479
ING MAP PLUS NP30	1,687.609	13.37	22,563
ING MAP PLUS NP32	348.466	13.29	4,631
	272,362.337		$ 3,880,710
New Perspective Fund®, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	4,724.188	$ 14.43	$ 68,170
ING Custom Choice 65	1,960.632	13.60	26,665
Qualified V	208.117	13.91	2,895
Qualified VI	813,928.001	14.04	11,427,549
Qualified XII (0.00)	1,195.231	15.07	18,012
Qualified XII (0.25)	1,108.603	14.86	16,474
Qualified XII (0.30)	191,754.233	14.82	2,841,798
Qualified XII (0.35)	2,128.905	14.78	31,465
Qualified XII (0.40)	29,457.027	14.73	433,902
Qualified XII (0.50)	632,681.554	14.65	9,268,785
Qualified XII (0.55)	33,801.873	14.61	493,845
Qualified XII (0.60)	13,642.780	14.57	198,775
Qualified XII (0.65)	47,848.932	14.53	695,245
Qualified XII (0.70)	29,280.743	14.49	424,278
Qualified XII (0.75)	157,056.483	14.44	2,267,896
Qualified XII (0.80)	211,882.142	14.40	3,051,103
Qualified XII (0.85)	149,704.485	14.36	2,149,756
Qualified XII (0.90)	11,815.156	14.32	169,193
Qualified XII (0.95)	232,590.100	14.28	3,321,387
Qualified XII (1.00)	592,609.582	14.24	8,438,760
Qualified XII (1.05)	6,287.317	14.20	89,280
Qualified XII (1.10)	23,033.364	14.16	326,152
Qualified XII (1.15)	19,204.127	14.12	271,162
Qualified XII (1.20)	12,000.130	14.08	168,962
Qualified XII (1.25)	59,943.801	14.04	841,611
Qualified XII (1.30)	872.482	14.00	12,215
Qualified XII (1.35)	630.337	13.96	8,800
Qualified XII (1.40)	8,802.547	13.92	122,531
Qualified XII (1.45)	567.148	13.88	7,872
Qualified XII (1.50)	1,006.428	13.84	13,929
Qualified XV	1,764.126	14.28	25,192
Qualified XVI	10,862.621	13.84	150,339
Qualified XVII	2,793.136	14.15	39,523
Qualified XXI	268,153.197	14.40	3,861,406
Qualified XXVI	789.579	14.36	11,338

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-4 (continued)			
Qualified XXVII	595,160.398	$ 13.04	$ 7,760,892
Qualified XXXIII (0.65)	3,794.395	14.92	56,612
Qualified XXXVIII	8,156.924	8.43	68,763
Qualified XLIII	81.434	8.34	679
Qualified LIV	14,543.048	13.46	195,749
Qualified LVI	2,953.374	13.68	40,402
	4,200,778.680		$ 59,419,362
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	1,245.771	$ 10.03	$ 12,495
ING MAP PLUS NP9	17,360.110	10.00	173,601
ING MAP PLUS NP10	41.123	9.97	410
ING MAP PLUS NP12	1,457.883	9.92	14,462
ING MAP PLUS NP14	305.823	9.86	3,015
ING MAP PLUS NP15	19,013.879	9.83	186,906
ING MAP PLUS NP16	273.312	9.80	2,678
ING MAP PLUS NP18	6,717.087	9.74	65,424
ING MAP PLUS NP23	675.064	9.60	6,481
ING MAP PLUS NP26	2,361.134	9.51	22,454
ING MAP PLUS NP28	5,247.724	9.46	49,643
	54,698.910		$ 537,569
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	5,025.142	$ 30.19	$ 151,709
ING Custom Choice 65	12,545.270	21.72	272,483
ING MAP PLUS NP1	19,822.119	29.01	575,040
ING MAP PLUS NP3	76.706	28.84	2,212
ING MAP PLUS NP6	13,282.823	28.59	379,756
ING MAP PLUS NP8	1,696.501	28.42	48,215
ING MAP PLUS NP9	17,273.711	28.34	489,537
ING MAP PLUS NP10	2,110.811	28.25	59,630
ING MAP PLUS NP11	2,345.382	28.17	66,069
ING MAP PLUS NP12	1,351.618	28.09	37,967
ING MAP PLUS NP13	13,386.275	28.00	374,816
ING MAP PLUS NP14	4,506.132	27.92	125,811
ING MAP PLUS NP17	13,443.549	27.67	371,983
ING MAP PLUS NP18	1,705.529	27.59	47,056
ING MAP PLUS NP19	4,083.411	27.51	112,335
ING MAP PLUS NP20	9,013.495	27.43	247,240
ING MAP PLUS NP21	3,365.166	27.35	92,037
ING MAP PLUS NP22	214.908	27.27	5,861
ING MAP PLUS NP23	904.963	27.19	24,606
ING MAP PLUS NP24	152.947	27.11	4,146
ING MAP PLUS NP25	542.094	27.03	14,653
ING MAP PLUS NP26	560.212	26.95	15,098
ING MAP PLUS NP27	1,326.555	26.87	35,645
ING MAP PLUS NP28	10,921.538	26.79	292,588
ING MAP PLUS NP29	1,896.864	26.71	50,665

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A (continued)			
ING MAP PLUS NP30	931.477	$ 26.63	$ 24,805
ING MAP PLUS NP36	4.092	26.16	107
Qualified V	195.913	59.56	11,669
Qualified VI	1,135,349.496	60.46	68,643,231
Qualified XII (0.00)	3,446.292	67.99	234,313
Qualified XII (0.10)	13.980	67.35	942
Qualified XII (0.25)	922.779	66.41	61,282
Qualified XII (0.30)	34,513.005	66.10	2,281,310
Qualified XII (0.40)	57,137.628	65.48	3,741,372
Qualified XII (0.45)	82.308	65.17	5,364
Qualified XII (0.50)	290,951.019	64.87	18,873,993
Qualified XII (0.55)	21,707.065	64.56	1,401,408
Qualified XII (0.60)	12,579.636	64.26	808,367
Qualified XII (0.65)	61,857.742	63.96	3,956,421
Qualified XII (0.70)	91,718.863	63.66	5,838,823
Qualified XII (0.75)	23,489.464	63.36	1,488,292
Qualified XII (0.80)	45,493.352	63.07	2,869,266
Qualified XII (0.85)	143,669.656	62.77	9,018,144
Qualified XII (0.90)	24,570.365	62.48	1,535,156
Qualified XII (0.95)	171,984.565	62.18	10,694,000
Qualified XII (1.00)	624,578.199	61.89	38,655,145
Qualified XII (1.05)	13,795.779	61.60	849,820
Qualified XII (1.10)	21,939.459	61.32	1,345,328
Qualified XII (1.15)	42,527.743	61.03	2,595,468
Qualified XII (1.20)	4,866.241	60.74	295,575
Qualified XII (1.25)	47,303.291	60.46	2,859,957
Qualified XII (1.30)	1,892.439	60.17	113,868
Qualified XII (1.35)	613.280	59.89	36,729
Qualified XII (1.40)	5,626.836	59.61	335,416
Qualified XII (1.45)	1,249.721	59.33	74,146
Qualified XII (1.50)	393.044	59.05	23,209
Qualified XIII	1,292.137	62.18	80,345
Qualified XV	4,807.573	62.18	298,935
Qualified XVI	22,260.133	59.05	1,314,461
Qualified XVII	4,767.690	60.46	288,255
Qualified XXI	29,125.358	63.07	1,836,936
Qualified XXVI	2,434.437	62.44	152,006
Qualified XXVII	1,266,722.216	40.80	51,682,266
Qualified XXXIV	9,476.795	9.22	87,376
Qualified XXXVIII	71,820.227	9.31	668,646
Qualified XLIII	7,544.030	9.22	69,556
Qualified LIV	56,958.736	21.49	1,224,043
Qualified LVI	77,075.912	21.85	1,684,109
	4,581,243.694		$ 241,957,018

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
ING MAP PLUS NP15	81.478	$ 12.93	$ 1,054
ING MAP PLUS NP29	0.044	12.41	1
Qualified VI	5,991.661	20.30	121,631
Qualified X (1.25)	26.170	20.30	531
Qualified XII (0.50)	114.946	22.16	2,547
Qualified XII (0.55)	3.680	21.97	81
Qualified XII (0.60)	19.380	21.84	423
Qualified XII (0.65)	36.815	21.71	799
Qualified XII (0.70)	3,319.890	21.59	71,676
Qualified XII (0.80)	206.010	21.39	4,407
Qualified XII (0.85)	537.856	21.27	11,440
Qualified XII (0.95)	183.416	21.02	3,855
Qualified XII (1.00)	1,064.635	20.90	22,251
Qualified XII (1.10)	124.811	20.66	2,579
Qualified XII (1.15)	373.317	20.54	7,668
Qualified XII (1.25)	152.305	20.30	3,092
Qualified XII (1.40)	0.028	19.94	1
Qualified XII (1.50)	12.741	19.71	251
Qualified XVII	918.123	20.30	18,638
	13,167.306		$ 272,925
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts	9,401.085	$7.57 to $8.56	$ 72,290
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
ING Custom Choice 62	444.803	$ 10.81	$ 4,808
Qualified V	591.557	10.73	6,347
Qualified VI	261,711.498	10.81	2,829,101
Qualified X (1.15)	4,254.076	12.38	52,665
Qualified X (1.25)	17,519.214	12.31	215,662
Qualified XII (0.00)	176.011	11.46	2,017
Qualified XII (0.25)	610.401	11.32	6,910
Qualified XII (0.30)	1,910.926	11.30	21,593
Qualified XII (0.40)	7,363.488	11.24	82,766
Qualified XII (0.50)	22,957.658	11.19	256,896
Qualified XII (0.55)	37,788.583	11.17	422,098
Qualified XII (0.60)	725.864	11.14	8,086
Qualified XII (0.65)	30,580.496	11.11	339,749
Qualified XII (0.70)	5,506.196	11.09	61,064
Qualified XII (0.75)	11,765.209	11.06	130,123
Qualified XII (0.80)	10,670.879	11.04	117,807
Qualified XII (0.85)	46,806.069	11.01	515,335
Qualified XII (0.90)	4,592.985	10.98	50,431
Qualified XII (0.95)	42,136.019	10.96	461,811
Qualified XII (1.00)	135,725.610	10.93	1,483,481
Qualified XII (1.05)	3,873.663	10.91	42,262

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small Cap Fund®/VA			
(continued)			
Qualified XII (1.10)	13,593.722	$ 10.88	$ 147,900
Qualified XII (1.15)	3,606.282	10.86	39,164
Qualified XII (1.20)	2,155.760	10.83	23,347
Qualified XII (1.25)	15,116.400	10.81	163,408
Qualified XII (1.30)	43.777	10.78	472
Qualified XII (1.35)	1,914.778	10.76	20,603
Qualified XII (1.40)	765.712	10.73	8,216
Qualified XII (1.45)	783.873	10.71	8,395
Qualified XIII	23.271	10.96	255
Qualified XV	4,937.499	10.96	54,115
Qualified XVI	7,392.471	10.68	78,952
Qualified XVIII	1,458.227	12.48	18,199
Qualified XXVI	645.396	10.98	7,086
Qualified XXXII	949.455	12.31	11,688
Qualified XXXIV	3,428.407	7.98	27,359
Qualified XXXVIII	6,145.412	8.06	49,532
Qualified XLIII	810.644	7.97	6,461
Qualified LIV	12,236.413	11.17	136,681
Qualified LVI	13,593.149	11.35	154,282
	737,311.853		$ 8,067,127
Oppenheimer MidCap Fund/VA			
Currently payable annuity contracts	3,305.246	$3.61 to $7.21	$ 14,624
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	1,650.098	$ 16.23	$ 26,781
Qualified XII (0.55)	13.042	17.63	230
Qualified XII (0.60)	0.214	17.52	4
Qualified XII (0.65)	164.639	17.42	2,868
Qualified XII (0.70)	3,648.081	17.32	63,185
Qualified XII (0.85)	227.250	17.01	3,866
Qualified XII (0.95)	29.136	16.81	490
Qualified XII (1.00)	353.835	16.71	5,913
Qualified XII (1.45)	14.754	15.86	234
	6,101.049		$ 103,571

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund			
Contracts in accumulation period:			
ING Custom Choice 62	7,812.415	$ 11.39	$ 88,983
ING MAP PLUS NP1	12,170.534	11.87	144,464
ING MAP PLUS NP8	31,628.400	11.63	367,838
ING MAP PLUS NP9	3.846	11.59	45
ING MAP PLUS NP10	7,165.072	11.56	82,828
ING MAP PLUS NP11	14,314.378	11.52	164,902
ING MAP PLUS NP12	4,875.897	11.49	56,024
ING MAP PLUS NP13	11,711.485	11.46	134,214
ING MAP PLUS NP14	9,994.179	11.42	114,134
ING MAP PLUS NP16	3,194.700	11.35	36,260
ING MAP PLUS NP17	1,385.740	11.32	15,687
ING MAP PLUS NP18	3,464.905	11.29	39,119
ING MAP PLUS NP19	713.129	11.25	8,023
ING MAP PLUS NP20	10,096.603	11.22	113,284
ING MAP PLUS NP23	900.754	11.12	10,016
ING MAP PLUS NP24	126.848	11.09	1,407
ING MAP PLUS NP25	3,016.829	11.06	33,366
ING MAP PLUS NP26	2,817.883	11.02	31,053
ING MAP PLUS NP28	174.464	10.96	1,912
ING MAP PLUS NP30	69.735	10.89	759
Qualified V	260.210	10.49	2,730
Qualified VI	1,020,314.990	10.65	10,866,355
Qualified XII (0.00)	2,130.230	11.98	25,520
Qualified XII (0.30)	7,802.254	11.65	90,896
Qualified XII (0.40)	46,978.611	11.54	542,133
Qualified XII (0.50)	214,681.563	11.43	2,453,810
Qualified XII (0.55)	116,445.284	11.38	1,325,147
Qualified XII (0.60)	5,443.347	11.32	61,619
Qualified XII (0.65)	32,073.067	11.27	361,463
Qualified XII (0.70)	276,305.579	11.22	3,100,149
Qualified XII (0.75)	134,972.817	11.16	1,506,297
Qualified XII (0.80)	41,352.328	11.11	459,424
Qualified XII (0.85)	142,010.608	11.06	1,570,637
Qualified XII (0.90)	28,379.515	11.01	312,458
Qualified XII (0.95)	246,056.902	10.96	2,696,784
Qualified XII (1.00)	1,221,039.401	10.91	13,321,540
Qualified XII (1.05)	23,714.031	10.85	257,297
Qualified XII (1.10)	26,223.894	10.80	283,218
Qualified XII (1.15)	36,074.931	10.75	387,806
Qualified XII (1.20)	8,500.250	10.70	90,953
Qualified XII (1.25)	69,764.746	10.65	742,995
Qualified XII (1.30)	3,008.324	10.60	31,888
Qualified XII (1.35)	961.526	10.55	10,144
Qualified XII (1.40)	19,063.841	10.50	200,170
Qualified XII (1.45)	1,734.457	10.45	18,125
Qualified XII (1.50)	960.388	10.40	9,988
Qualified XVI	30,871.356	10.40	321,062

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund (continued)			
Qualified XVII	1,007.192	$ 10.65	$ 10,727
Qualified XXI	12,946.431	11.11	143,835
Qualified XXVI	1,732.707	11.00	19,060
Qualified XXVII	1,035,188.005	10.93	11,314,605
Qualified XXXIV	1,527.478	8.31	12,693
Qualified XXXVIII	5,166.933	8.39	43,351
Qualified XLIII	299.202	8.30	2,483
Qualified LIV	8,325.539	10.78	89,749
Qualified LVI	4,943.054	10.96	54,176
	4,953,898.787		$ 54,185,605
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
ING Custom Choice 62	5,497.739	$ 12.43	$ 68,337
ING Custom Choice 65	1,417.157	12.20	17,289
ING MAP PLUS NP6	9,009.822	12.36	111,361
ING MAP PLUS NP9	479.700	12.29	5,896
ING MAP PLUS NP10	4,365.129	12.27	53,560
ING MAP PLUS NP11	9,823.031	12.24	120,234
ING MAP PLUS NP12	53.634	12.22	655
ING MAP PLUS NP13	933.358	12.20	11,387
ING MAP PLUS NP14	31,228.727	12.18	380,366
ING MAP PLUS NP15	14,833.857	12.15	180,231
ING MAP PLUS NP17	448.729	12.11	5,434
ING MAP PLUS NP18	90.557	12.09	1,095
ING MAP PLUS NP22	10,563.002	12.00	126,756
ING MAP PLUS NP26	125.758	11.91	1,498
ING MAP PLUS NP28	5,690.652	11.87	67,548
ING MAP PLUS NP29	87.492	11.84	1,036
Qualified VI	1,515,334.972	12.68	19,214,447
Qualified X (1.15)	51,249.608	12.34	632,420
Qualified X (1.25)	159,058.500	12.27	1,951,648
Qualified XII (0.00)	39,532.629	13.61	538,039
Qualified XII (0.05)	214,563.471	13.57	2,911,626
Qualified XII (0.25)	878.028	13.42	11,783
Qualified XII (0.30)	25,399.656	13.38	339,847
Qualified XII (0.35)	2,179.305	13.34	29,072
Qualified XII (0.40)	247,264.095	13.31	3,291,085
Qualified XII (0.50)	862,846.917	13.23	11,415,465
Qualified XII (0.55)	79,059.392	13.19	1,042,793
Qualified XII (0.60)	23,083.274	13.16	303,776
Qualified XII (0.65)	71,711.093	13.12	940,850
Qualified XII (0.70)	66,790.859	13.08	873,624
Qualified XII (0.75)	649,055.365	13.04	8,463,682
Qualified XII (0.80)	137,907.674	13.01	1,794,179
Qualified XII (0.85)	288,706.416	12.97	3,744,522
Qualified XII (0.90)	46,669.757	12.93	603,440
Qualified XII (0.95)	288,202.598	12.90	3,717,814
Qualified XII (1.00)	2,286,826.483	12.86	29,408,589

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class (continued)			
Qualified XII (1.05)	26,578.459	$ 12.82	$ 340,736
Qualified XII (1.10)	34,569.307	12.79	442,141
Qualified XII (1.15)	46,515.008	12.75	593,066
Qualified XII (1.20)	16,211.635	12.71	206,050
Qualified XII (1.25)	117,674.365	12.68	1,492,111
Qualified XII (1.30)	5,514.514	12.64	69,703
Qualified XII (1.35)	429.155	12.61	5,412
Qualified XII (1.40)	12,381.305	12.57	155,633
Qualified XII (1.45)	146.982	12.54	1,843
Qualified XII (1.50)	858.746	12.50	10,734
Qualified XV	9,721.426	12.90	125,406
Qualified XVI	41,522.319	12.50	519,029
Qualified XVII	1,443.294	12.78	18,445
Qualified XVIII	16,905.876	12.44	210,309
Qualified XXI	19,772.380	13.01	257,239
Qualified XXVI	1,238.714	12.96	16,054
Qualified XXVIII	1,304,222.237	11.57	15,089,851
Qualified XXXII	403.515	12.27	4,951
Qualified XXXIII (0.65)	8,382.813	12.86	107,803
Qualified XXXIV	919.313	11.21	10,305
Qualified XXXVIII	18,458.963	11.32	208,955
Qualified XLIII	854.757	11.20	9,573
Qualified LIV	15,492.930	12.07	187,000
Qualified LVI	21,682.056	12.27	266,039
	8,872,868.505		$ 112,729,772
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	127,479.176	$ 12.86	$ 1,639,382
ING MAP PLUS NP4	10,192.225	12.74	129,849
ING MAP PLUS NP6	22,627.344	12.67	286,688
ING MAP PLUS NP8	26,914.082	12.60	339,117
ING MAP PLUS NP9	33,186.815	12.56	416,826
ING MAP PLUS NP10	13,715.439	12.52	171,717
ING MAP PLUS NP11	14,250.294	12.48	177,844
ING MAP PLUS NP12	226.657	12.45	2,822
ING MAP PLUS NP13	519.956	12.41	6,453
ING MAP PLUS NP14	14,680.019	12.37	181,592
ING MAP PLUS NP15	17,502.776	12.34	215,984
ING MAP PLUS NP16	4,906.245	12.30	60,347
ING MAP PLUS NP17	7,468.562	12.26	91,565
ING MAP PLUS NP18	11,648.592	12.23	142,462
ING MAP PLUS NP19	3,654.496	12.19	44,548
ING MAP PLUS NP20	25,932.783	12.16	315,343
ING MAP PLUS NP21	11,399.378	12.12	138,160
ING MAP PLUS NP22	1,369.333	12.08	16,542
ING MAP PLUS NP23	2,405.170	12.05	28,982
ING MAP PLUS NP24	1,391.210	12.01	16,708
ING MAP PLUS NP25	9,932.516	11.98	118,992

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield Fund - Class A (continued)			
ING MAP PLUS NP26	277.443	$ 11.94	$ 3,313
ING MAP PLUS NP28	7,240.626	11.87	85,946
ING MAP PLUS NP29	459.360	11.84	5,439
ING MAP PLUS NP30	1,052.366	11.80	12,418
ING MAP PLUS NP32	2,106.799	11.73	24,713
ING MAP PLUS NP36	105.460	11.60	1,223
	372,645.122		$ 4,674,975
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	3,270.908	$ 9.06	$ 29,634
ING Custom Choice 65	3,535.056	9.27	32,770
ING MAP PLUS NP8	1,386.167	9.21	12,767
ING MAP PLUS NP11	3,061.364	9.17	28,073
ING MAP PLUS NP13	1,035.738	9.15	9,477
ING MAP PLUS NP15	1,658.338	9.12	15,124
ING MAP PLUS NP18	3,722.295	9.08	33,798
ING MAP PLUS NP22	965.718	9.04	8,730
ING MAP PLUS NP23	32.449	9.02	293
ING MAP PLUS NP24	77.107	9.01	695
ING MAP PLUS NP26	111.556	8.99	1,003
ING MAP PLUS NP28	206.417	8.96	1,849
Qualified VI	888,247.219	9.06	8,047,520
Qualified XII (0.00)	3,202.336	9.37	30,006
Qualified XII (0.05)	29,101.299	9.36	272,388
Qualified XII (0.25)	18,362.337	9.31	170,953
Qualified XII (0.30)	38,887.124	9.29	361,261
Qualified XII (0.40)	32,784.424	9.27	303,912
Qualified XII (0.45)	447.673	9.26	4,145
Qualified XII (0.50)	393,991.926	9.25	3,644,425
Qualified XII (0.55)	9,463.314	9.23	87,346
Qualified XII (0.60)	6,514.035	9.22	60,059
Qualified XII (0.65)	11,567.389	9.21	106,536
Qualified XII (0.70)	17,408.855	9.20	160,161
Qualified XII (0.75)	307,385.324	9.18	2,821,797
Qualified XII (0.80)	166,219.687	9.17	1,524,235
Qualified XII (0.85)	163,138.447	9.16	1,494,348
Qualified XII (0.90)	11,220.950	9.15	102,672
Qualified XII (0.95)	162,854.421	9.13	1,486,861
Qualified XII (1.00)	498,946.427	9.12	4,550,391
Qualified XII (1.05)	9,941.683	9.11	90,569
Qualified XII (1.10)	24,935.014	9.10	226,909
Qualified XII (1.15)	24,517.228	9.09	222,862
Qualified XII (1.20)	2,721.209	9.07	24,681
Qualified XII (1.25)	45,739.159	9.06	414,397
Qualified XII (1.30)	9.138	9.05	83
Qualified XII (1.35)	1,274.282	9.04	11,520
Qualified XII (1.40)	4,513.694	9.03	40,759
Qualified XII (1.45)	259.007	9.01	2,334

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I			
(continued)			
Qualified XII (1.50)	38.099	$ 9.00	$ 343
Qualified XV	2,316.883	9.13	21,153
Qualified XVI	21,319.966	9.00	191,880
Qualified XVII	1,113.166	9.06	10,085
Qualified XXVI	2,886.260	9.18	26,496
Qualified XXXIV	2,031.690	7.14	14,506
Qualified XXXVIII	16,886.399	7.21	121,751
Qualified XLIII	3,495.415	7.13	24,922
Qualified LIV	17,040.072	9.17	156,257
Qualified LVI	47,077.175	9.32	438,759
	3,006,921.839		$ 27,443,495
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	614.698	$ 12.54	$ 7,708
Qualified V	822.004	12.02	9,880
Qualified VI	424,205.499	12.13	5,145,613
Qualified X (1.15)	26,897.564	12.26	329,764
Qualified X (1.25)	30,403.244	12.20	370,920
Qualified XII (0.00)	177.899	13.03	2,318
Qualified XII (0.25)	1,810.998	12.84	23,253
Qualified XII (0.30)	44,346.912	12.81	568,084
Qualified XII (0.35)	122.206	12.77	1,561
Qualified XII (0.40)	18,191.801	12.73	231,582
Qualified XII (0.50)	8,069.438	12.66	102,159
Qualified XII (0.55)	16,452.707	12.63	207,798
Qualified XII (0.60)	24,980.513	12.59	314,505
Qualified XII (0.65)	22,810.247	12.55	286,269
Qualified XII (0.70)	11,164.699	12.52	139,782
Qualified XII (0.75)	13,133.125	12.48	163,901
Qualified XII (0.80)	23,447.052	12.45	291,916
Qualified XII (0.85)	43,502.726	12.41	539,869
Qualified XII (0.90)	29,339.210	12.38	363,219
Qualified XII (0.95)	90,535.581	12.34	1,117,209
Qualified XII (1.00)	631,048.891	12.31	7,768,212
Qualified XII (1.05)	13,212.075	12.27	162,112
Qualified XII (1.10)	12,418.286	12.24	152,000
Qualified XII (1.15)	17,456.458	12.20	212,969
Qualified XII (1.20)	3,434.794	12.17	41,801
Qualified XII (1.25)	36,256.891	12.13	439,796
Qualified XII (1.35)	440.112	12.06	5,308
Qualified XII (1.40)	6,009.767	12.03	72,297
Qualified XII (1.45)	740.561	12.00	8,887
Qualified XII (1.50)	582.785	11.96	6,970
Qualified XV	1,386.961	12.34	17,115
Qualified XVI	24,190.319	11.96	289,316
Qualified XVIII	1,126.514	12.36	13,924
Qualified XXVI	2,066.246	12.41	25,642
Qualified XXXII	208.736	12.20	2,547
Qualified XXXIV	6,035.837	10.09	60,902

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I (continued)			
Qualified XXXVIII	14,622.472	$ 10.19	$ 149,003
Qualified XLIII	305.865	10.08	3,083
Qualified LIV	3,879.833	12.18	47,256
Qualified LVI	11,719.056	12.38	145,082
	1,618,170.582		$ 19,841,532
Premier VIT OpCap Mid Cap Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	106.301	$ 7.73	$ 822
ING MAP PLUS NP4	319.436	7.91	2,527
ING MAP PLUS NP6	5,222.180	7.88	41,151
ING MAP PLUS NP11	4,084.250	7.83	31,980
ING MAP PLUS NP15	8,718.056	7.79	67,914
ING MAP PLUS NP21	1,546.299	7.73	11,953
ING MAP PLUS NP28	34.059	7.66	261
Qualified VI	170,027.984	7.73	1,314,316
Qualified XII (0.00)	293.476	7.99	2,345
Qualified XII (0.25)	954.868	7.94	7,582
Qualified XII (0.30)	45,293.831	7.93	359,180
Qualified XII (0.40)	12,617.172	7.91	99,802
Qualified XII (0.50)	99,276.433	7.88	782,298
Qualified XII (0.55)	5,581.048	7.87	43,923
Qualified XII (0.60)	1,935.969	7.86	15,217
Qualified XII (0.65)	4,084.761	7.85	32,065
Qualified XII (0.70)	11,487.403	7.84	90,061
Qualified XII (0.75)	34,080.731	7.83	266,852
Qualified XII (0.80)	10,686.123	7.82	83,565
Qualified XII (0.85)	71,191.215	7.81	556,003
Qualified XII (0.90)	834.673	7.80	6,510
Qualified XII (0.95)	39,061.077	7.79	304,286
Qualified XII (1.00)	367,042.117	7.78	2,855,588
Qualified XII (1.05)	1,646.853	7.77	12,796
Qualified XII (1.10)	763.680	7.76	5,926
Qualified XII (1.15)	1,210.631	7.75	9,382
Qualified XII (1.20)	660.298	7.74	5,111
Qualified XII (1.25)	8,822.700	7.73	68,199
Qualified XII (1.30)	10.276	7.72	79
Qualified XII (1.35)	3,702.619	7.71	28,547
Qualified XII (1.40)	75.773	7.70	583
Qualified XII (1.50)	439.104	7.68	3,372
Qualified XV	1,717.408	7.79	13,379
Qualified XVI	5,319.635	7.68	40,855
Qualified XXI	3,731.522	7.82	29,181
Qualified XXVI	1,180.983	7.83	9,247
Qualified LIV	5,243.570	7.82	41,005
Qualified LVI	7,184.345	7.95	57,116
	936,188.859		$ 7,300,979

Division/Contract	Units	Unit Value	Extended Value
RiverSource® Diversified Equity Income Fund - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP6	20,137.915	$ 7.85	$ 158,083
ING MAP PLUS NP9	1,559.284	7.83	12,209
ING MAP PLUS NP15	2,089.896	7.80	16,301
ING MAP PLUS NP17	1,785.174	7.78	13,889
ING MAP PLUS NP23	4,187.932	7.74	32,415
	29,760.201		$ 232,897
RiverSource® Diversified Equity Income Fund - Class R-4			
Contracts in accumulation period:			
Qualified VI	88,603.649	$ 7.76	$ 687,564
Qualified XII (0.30)	32,561.557	7.88	256,585
Qualified XII (0.40)	13,828.649	7.87	108,831
Qualified XII (0.50)	8,607.167	7.86	67,652
Qualified XII (0.55)	7,243.940	7.85	56,865
Qualified XII (0.65)	13,149.585	7.84	103,093
Qualified XII (0.70)	2,079.379	7.83	16,282
Qualified XII (0.75)	17,563.402	7.83	137,521
Qualified XII (0.80)	15,905.330	7.82	124,380
Qualified XII (0.85)	37,926.471	7.81	296,206
Qualified XII (0.95)	18,921.929	7.80	147,591
Qualified XII (1.00)	31,964.024	7.79	249,000
Qualified XII (1.05)	954.539	7.79	7,436
Qualified XII (1.10)	2,262.848	7.78	17,605
Qualified XII (1.15)	1,018.291	7.77	7,912
Qualified XII (1.20)	42.889	7.77	333
Qualified XII (1.25)	10,471.439	7.76	81,258
Qualified XII (1.30)	6.854	7.75	53
Qualified XII (1.35)	2,525.053	7.75	19,569
Qualified XII (1.50)	988.691	7.73	7,643
Qualified XIII	965.249	7.80	7,529
Qualified XVI	2,691.054	7.73	20,802
Qualified XXI	68,063.295	7.82	532,255
Qualified XXXVIII	2,644.101	7.92	20,941
Qualified LIV	31,563.850	7.82	246,829
Qualified LVI	22.155	7.89	175
	412,575.390		$ 3,221,910

Division/Contract	Units	Unit Value	Extended Value
SMALLCAP World Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	70.191	$ 8.27	$ 580
Qualified VI	116,360.813	8.27	962,304
Qualified XII (0.00)	78.258	8.44	660
Qualified XII (0.25)	162.358	8.40	1,364
Qualified XII (0.30)	2,107.023	8.40	17,699
Qualified XII (0.40)	18,329.394	8.38	153,600
Qualified XII (0.50)	2,796.661	8.37	23,408
Qualified XII (0.55)	29.557	8.36	247
Qualified XII (0.60)	9,843.738	8.35	82,195
Qualified XII (0.65)	1,383.193	8.35	11,550
Qualified XII (0.70)	2,558.131	8.34	21,335
Qualified XII (0.75)	17,078.490	8.33	142,264
Qualified XII (0.80)	7,510.330	8.33	62,561
Qualified XII (0.85)	3,192.556	8.32	26,562
Qualified XII (0.90)	4,016.190	8.31	33,375
Qualified XII (0.95)	25,038.442	8.31	208,069
Qualified XII (1.00)	85,579.475	8.30	710,310
Qualified XII (1.05)	1,719.860	8.29	14,258
Qualified XII (1.10)	6,047.486	8.29	50,134
Qualified XII (1.15)	6,229.428	8.28	51,580
Qualified XII (1.20)	37.770	8.27	312
Qualified XII (1.25)	7,243.815	8.27	59,906
Qualified XII (1.40)	19.337	8.25	160
Qualified XII (1.50)	960.383	8.23	7,904
Qualified XV	151.207	8.31	1,257
Qualified XVI	626.119	8.23	5,153
Qualified XXXIV	855.049	8.36	7,148
Qualified XXXVIII	85.091	8.44	718
Qualified XLIII	30.419	8.35	254
Qualified LIV	2,806.191	8.33	23,376
Qualified LVI	2,063.681	8.40	17,335
	325,010.636		$ 2,697,578
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	153.095	$ 14.20	$ 2,174
ING MAP PLUS NP8	5,819.572	13.99	81,416
ING MAP PLUS NP9	16,975.809	13.95	236,813
ING MAP PLUS NP12	759.454	13.83	10,503
ING MAP PLUS NP14	24,615.231	13.75	338,459
ING MAP PLUS NP19	4,402.692	13.55	59,656
ING MAP PLUS NP20	18,488.965	13.51	249,786
ING MAP PLUS NP21	322.393	13.47	4,343
ING MAP PLUS NP22	270.968	13.43	3,639
ING MAP PLUS NP23	374.164	13.39	5,010
ING MAP PLUS NP27	576.601	13.23	7,628
	72,758.944		$ 999,427

Division/Contract	Units	Unit Value		Extended Value
T. Rowe Price Value Fund - Advisor Class				
Contracts in accumulation period:				
Qualified XII (1.00)	11,821.940	$	9.21	$ 108,880
Templeton Foreign Fund - Class A				
Contracts in accumulation period:				
ING MAP PLUS NP8	4,584.848	$	14.02	$ 64,280
ING MAP PLUS NP9	4,513.833		13.98	63,103
ING MAP PLUS NP10	14,080.502		13.94	196,282
ING MAP PLUS NP11	11,162.109		13.89	155,042
ING MAP PLUS NP12	1,992.555		13.85	27,597
ING MAP PLUS NP13	31.878		13.81	440
ING MAP PLUS NP14	403.463		13.77	5,556
ING MAP PLUS NP16	16,245.255		13.69	222,398
ING MAP PLUS NP17	3,637.957		13.65	49,658
ING MAP PLUS NP18	13,106.609		13.61	178,381
ING MAP PLUS NP20	1,659.838		13.53	22,458
ING MAP PLUS NP22	87.019		13.45	1,170
ING MAP PLUS NP23	2,532.658		13.41	33,963
ING MAP PLUS NP26	201.093		13.29	2,673
ING MAP PLUS NP28	7,685.603		13.21	101,527
ING MAP PLUS NP29	1,024.855		13.18	13,508
ING MAP PLUS NP30	453.049		13.14	5,953
ING MAP PLUS NP32	177.187		13.06	2,314
	83,580.311			$ 1,146,303
Templeton Global Bond Fund - Class A				
Contracts in accumulation period:				
ING Custom Choice 62	13,970.021	$	17.06	$ 238,329
ING Custom Choice 65	626.254		15.40	9,644
Qualified V	19,362.403		16.64	322,190
Qualified VI	2,445,056.823		16.79	41,052,504
Qualified XII (0.00)	5,067.451		27.54	139,558
Qualified XII (0.10)	5.256		27.31	144
Qualified XII (0.25)	3,224.572		26.97	86,967
Qualified XII (0.30)	56,271.697		26.86	1,511,458
Qualified XII (0.35)	996.880		26.74	26,657
Qualified XII (0.40)	152,510.301		26.63	4,061,349
Qualified XII (0.50)	768,873.154		26.41	20,305,940
Qualified XII (0.55)	43,000.508		26.29	1,130,483
Qualified XII (0.60)	34,294.087		26.18	897,819
Qualified XII (0.65)	59,288.212		26.07	1,545,644
Qualified XII (0.70)	68,133.261		25.96	1,768,739
Qualified XII (0.75)	638,291.998		25.85	16,499,848
Qualified XII (0.80)	103,251.305		25.74	2,657,689
Qualified XII (0.85)	292,953.126		17.18	5,032,935
Qualified XII (0.90)	40,252.341		25.53	1,027,642
Qualified XII (0.95)	588,105.494		17.08	10,044,842
Qualified XII (1.00)	2,191,367.839		17.03	37,318,994
Qualified XII (1.05)	51,996.877		16.98	882,907

Division/Contract	Units	Unit Value	Extended Value
Templeton Global Bond Fund - Class A (continued)			
Qualified XII (1.10)	44,154.122	$ 16.94	$ 747,971
Qualified XII (1.15)	89,901.687	16.89	1,518,439
Qualified XII (1.20)	15,900.987	16.84	267,773
Qualified XII (1.25)	135,706.771	16.79	2,278,517
Qualified XII (1.35)	6,163.456	16.70	102,930
Qualified XII (1.40)	12,037.499	16.65	200,424
Qualified XII (1.45)	1,256.263	16.60	20,854
Qualified XII (1.50)	893.092	16.56	14,790
Qualified XIII	2,398.680	17.08	40,969
Qualified XV	6,107.407	17.08	104,315
Qualified XVI	65,785.683	16.56	1,089,411
Qualified XVII	4,221.291	16.92	71,424
Qualified XXI	25,641.474	17.23	441,803
Qualified XXVI	3,998.980	17.17	68,662
Qualified XXXIV	4,690.234	12.50	58,628
Qualified XXXVIII	24,557.764	12.62	309,919
Qualified XLIII	1,623.145	12.49	20,273
Qualified LIV	64,156.736	15.24	977,749
Qualified LVI	46,050.612	15.49	713,324
	8,132,145.743		$ 155,610,457
Van Kampen Small Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP6	5,598.949	$ 12.91	$ 72,282
Diversified Value Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	6,030.902	$ 11.87	$ 71,587
ING MAP PLUS NP29	1,114.240	11.18	12,457
	7,145.142		$ 84,044
Equity Income Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP11	11,334.015	$ 11.27	$ 127,734
ING MAP PLUS NP14	251.235	11.17	2,806
ING MAP PLUS NP15	3,393.780	11.14	37,807
ING MAP PLUS NP17	4,193.417	11.08	46,463
ING MAP PLUS NP29	988.055	10.71	10,582
	20,160.502		$ 225,392
Small Company Growth Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	952.295	$ 10.94	$ 10,418
ING MAP PLUS NP13	1,805.752	10.79	19,484
ING MAP PLUS NP14	3,085.314	10.76	33,198
ING MAP PLUS NP17	192.071	10.67	2,049
ING MAP PLUS NP29	2,710.565	10.31	27,946
	8,745.997		$ 93,095

Division/Contract	Units	Unit Value	Extended Value
Wanger International			
Contracts in accumulation period:			
ING Custom Choice 62	678.636	$ 8.33	$ 5,653
ING Custom Choice 65	2,398.651	8.52	20,437
ING MAP PLUS NP6	2,572.665	8.51	21,893
ING MAP PLUS NP8	13,250.764	8.48	112,366
ING MAP PLUS NP9	2,446.470	8.47	20,722
ING MAP PLUS NP12	199.488	8.44	1,684
ING MAP PLUS NP13	927.549	8.43	7,819
ING MAP PLUS NP15	1,629.319	8.41	13,703
ING MAP PLUS NP17	504.589	8.38	4,228
ING MAP PLUS NP18	1,501.324	8.37	12,566
ING MAP PLUS NP21	2,091.199	8.34	17,441
ING MAP PLUS NP22	157.861	8.33	1,315
ING MAP PLUS NP26	109.873	8.28	910
ING MAP PLUS NP28	982.120	8.26	8,112
Qualified VI	291,123.911	8.33	2,425,062
Qualified XII (0.00)	620.559	8.61	5,343
Qualified XII (0.05)	4,592.377	8.61	39,540
Qualified XII (0.10)	94.936	8.59	816
Qualified XII (0.25)	474.078	8.55	4,053
Qualified XII (0.30)	8,016.296	8.54	68,459
Qualified XII (0.40)	17,370.813	8.52	147,999
Qualified XII (0.50)	480,499.545	8.50	4,084,246
Qualified XII (0.55)	7,544.711	8.48	63,979
Qualified XII (0.60)	1,260.715	8.47	10,678
Qualified XII (0.65)	7,388.714	8.46	62,509
Qualified XII (0.70)	8,064.008	8.45	68,141
Qualified XII (0.75)	187,427.084	8.44	1,581,885
Qualified XII (0.80)	74,098.363	8.43	624,649
Qualified XII (0.85)	111,338.097	8.42	937,467
Qualified XII (0.90)	4,078.094	8.41	34,297
Qualified XII (0.95)	51,832.248	8.39	434,873
Qualified XII (1.00)	338,139.589	8.38	2,833,610
Qualified XII (1.05)	2,461.956	8.37	20,607
Qualified XII (1.10)	5,578.841	8.36	46,639
Qualified XII (1.15)	11,101.522	8.35	92,698
Qualified XII (1.20)	3,515.369	8.34	29,318
Qualified XII (1.25)	20,190.921	8.33	168,190
Qualified XII (1.30)	8.043	8.32	67
Qualified XII (1.35)	138.836	8.31	1,154
Qualified XII (1.40)	489.713	8.29	4,060
Qualified XII (1.45)	351.693	8.28	2,912
Qualified XII (1.50)	937.297	8.27	7,751
Qualified XV	2,217.989	8.39	18,609
Qualified XVI	6,155.457	8.27	50,906
Qualified XVII	990.432	8.33	8,250
Qualified XXI	10,905.892	8.43	91,937
Qualified XXVI	1,021.941	8.44	8,625

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Wanger International (continued)			
Qualified XXXIV	68.166	$ 7.60	$ 518
Qualified XXXVIII	2,199.764	7.67	16,872
Qualified XLIII	99.813	7.59	758
Qualified LIV	15,733.813	8.43	132,636
Qualified LVI	6,432.251	8.56	55,060
	1,714,014.355		$ 14,434,022
Wanger Select			
Contracts in accumulation period:			
ING Custom Choice 62	2,936.395	$ 13.53	$ 39,729
ING Custom Choice 65	1,455.685	13.22	19,244
Qualified V	122.869	13.01	1,599
Qualified VI	1,197,490.607	13.12	15,711,077
Qualified X (1.15)	37,077.301	13.70	507,959
Qualified X (1.25)	49,112.553	13.63	669,404
Qualified XII (0.00)	3,722.513	14.09	52,450
Qualified XII (0.05)	191,467.132	14.06	2,692,028
Qualified XII (0.10)	15.877	14.01	222
Qualified XII (0.25)	1,264.904	13.89	17,570
Qualified XII (0.30)	110,640.221	13.85	1,532,367
Qualified XII (0.35)	1,393.812	13.81	19,249
Qualified XII (0.40)	21,711.942	13.77	298,973
Qualified XII (0.50)	770,788.960	13.69	10,552,101
Qualified XII (0.55)	97,753.295	13.66	1,335,310
Qualified XII (0.60)	5,107.763	13.62	69,568
Qualified XII (0.65)	559,972.845	13.58	7,604,431
Qualified XII (0.70)	66,123.845	13.54	895,317
Qualified XII (0.75)	229,138.070	13.50	3,093,364
Qualified XII (0.80)	52,757.371	13.46	710,114
Qualified XII (0.85)	294,721.678	13.43	3,958,112
Qualified XII (0.90)	16,337.111	13.39	218,754
Qualified XII (0.95)	206,583.714	13.35	2,757,893
Qualified XII (1.00)	932,386.683	13.31	12,410,067
Qualified XII (1.05)	12,367.323	13.27	164,114
Qualified XII (1.10)	23,548.550	13.24	311,783
Qualified XII (1.15)	36,490.217	13.20	481,671
Qualified XII (1.20)	7,401.831	13.16	97,408
Qualified XII (1.25)	47,807.239	13.12	627,231
Qualified XII (1.30)	300.565	13.09	3,934
Qualified XII (1.35)	412.579	13.05	5,384
Qualified XII (1.40)	5,175.018	13.01	67,327
Qualified XII (1.45)	175.008	12.98	2,272
Qualified XII (1.50)	1,273.192	12.94	16,475
Qualified XV	2,127.236	13.35	28,399
Qualified XVI	22,138.617	12.94	286,474
Qualified XVII	7.899	13.23	105
Qualified XVIII	3,704.010	13.81	51,152
Qualified XXI	24,390.718	13.46	328,299
Qualified XXVI	2,188.166	13.42	29,365

Division/Contract	Units	Unit Value	Extended Value
Wanger Select (continued)			
Qualified XXXIII (0.65)	3,456.064	$ 14.00	$ 48,385
Qualified XXXIV	2,709.977	7.93	21,490
Qualified XXXVIII	8,455.045	8.01	67,725
Qualified XLIII	1,129.061	7.92	8,942
Qualified LIV	42,809.570	13.08	559,949
Qualified LVI	23,091.427	13.29	306,885
	5,121,242.458		$ 68,681,671
Wanger USA			
Contracts in accumulation period:			
ING Custom Choice 62	1,694.809	$ 12.00	$ 20,338
ING MAP PLUS NP11	111.707	13.36	1,492
Qualified V	22.846	11.69	267
Qualified VI	440,069.046	11.80	5,192,815
Qualified X (1.15)	5,914.973	12.42	73,464
Qualified X (1.25)	28,912.560	12.35	357,070
Qualified XII (0.05)	43,271.061	12.64	546,946
Qualified XII (0.10)	36.597	12.59	461
Qualified XII (0.25)	449.580	12.48	5,611
Qualified XII (0.30)	57,103.379	12.45	710,937
Qualified XII (0.40)	23,234.241	12.38	287,640
Qualified XII (0.50)	201,002.202	12.31	2,474,337
Qualified XII (0.55)	21,191.747	12.27	260,023
Qualified XII (0.60)	10,920.595	12.24	133,668
Qualified XII (0.65)	93,492.380	12.20	1,140,607
Qualified XII (0.70)	63,317.100	12.17	770,569
Qualified XII (0.75)	49,093.404	12.13	595,503
Qualified XII (0.80)	11,529.638	12.10	139,509
Qualified XII (0.85)	145,349.616	12.07	1,754,370
Qualified XII (0.90)	3,959.567	12.03	47,634
Qualified XII (0.95)	57,775.825	12.00	693,310
Qualified XII (1.00)	612,093.497	11.96	7,320,638
Qualified XII (1.05)	1,393.276	11.93	16,622
Qualified XII (1.10)	20,138.109	11.90	239,643
Qualified XII (1.15)	10,951.774	11.86	129,888
Qualified XII (1.20)	4,803.329	11.83	56,823
Qualified XII (1.25)	36,277.007	11.80	428,069
Qualified XII (1.30)	543.190	11.76	6,388
Qualified XII (1.35)	197.078	11.73	2,312
Qualified XII (1.40)	4,252.511	11.70	49,754
Qualified XII (1.45)	5,342.132	11.66	62,289
Qualified XII (1.50)	912.699	11.63	10,615
Qualified XV	434.323	12.00	5,212
Qualified XVI	12,176.067	11.63	141,608
Qualified XXI	9,967.965	12.10	120,612
Qualified XXVI	1,754.961	12.06	21,165
Qualified XXXIV	353.023	8.23	2,905
Qualified XXXVIII	9,423.538	8.31	78,310
Qualified XLIII	150.741	8.22	1,239
Qualified LIV	20,958.728	11.06	231,804
Qualified LVI	5,161.337	11.25	58,065
	2,015,738.158		$ 24,190,532

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. -			
Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	21,463.699	$ 10.73	$ 230,305
ING MAP PLUS NP8	5,604.330	10.51	58,902
ING MAP PLUS NP9	45,167.353	10.48	473,354
ING MAP PLUS NP11	42,548.684	10.42	443,357
ING MAP PLUS NP12	3,739.297	10.39	38,851
ING MAP PLUS NP13	277.803	10.36	2,878
ING MAP PLUS NP14	43,729.863	10.33	451,729
ING MAP PLUS NP15	62,876.520	10.30	647,628
ING MAP PLUS NP16	24,340.211	10.27	249,974
ING MAP PLUS NP17	8,479.323	10.24	86,828
ING MAP PLUS NP18	11,335.607	10.21	115,737
ING MAP PLUS NP19	5,980.361	10.18	60,880
ING MAP PLUS NP20	42,606.045	10.15	432,451
ING MAP PLUS NP21	50,036.709	10.12	506,371
ING MAP PLUS NP22	4,211.381	10.09	42,493
ING MAP PLUS NP23	12.420	10.06	125
ING MAP PLUS NP24	961.690	10.03	9,646
ING MAP PLUS NP25	3.188	10.00	32
ING MAP PLUS NP26	1,164.596	9.97	11,611
ING MAP PLUS NP27	498.467	9.94	4,955
ING MAP PLUS NP28	3,232.283	9.91	32,032
ING MAP PLUS NP29	21,044.783	9.88	207,922
ING MAP PLUS NP30	5,688.147	9.85	56,028
ING MAP PLUS NP32	863.967	9.80	8,467
	405,866.727		$ 4,172,556

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	7,600.876	$ 10.47	$ 79,581
ING Custom Choice 65	43.946	10.29	452
Qualified V	2,169.674	10.16	22,044
Qualified VI	1,879,255.131	10.25	19,262,365
Qualified XII (0.00)	1,622.655	11.00	17,849
Qualified XII (0.25)	226.261	10.85	2,455
Qualified XII (0.30)	163,758.303	10.82	1,771,865
Qualified XII (0.40)	79,484.138	10.76	855,249
Qualified XII (0.50)	64,871.480	10.70	694,125
Qualified XII (0.55)	44,348.652	10.67	473,200
Qualified XII (0.60)	46,145.254	10.64	490,986
Qualified XII (0.65)	177,188.456	10.61	1,879,970
Qualified XII (0.70)	79,483.878	10.58	840,939
Qualified XII (0.75)	185,005.229	10.55	1,951,805
Qualified XII (0.80)	782,031.318	10.52	8,226,969
Qualified XII (0.85)	325,085.125	10.49	3,410,143
Qualified XII (0.90)	67,204.868	10.46	702,963
Qualified XII (0.95)	388,051.081	10.43	4,047,373
Qualified XII (1.00)	1,150,808.638	10.40	11,968,410
Qualified XII (1.05)	26,705.705	10.37	276,938
Qualified XII (1.10)	87,673.824	10.34	906,547
Qualified XII (1.15)	60,161.615	10.31	620,266
Qualified XII (1.20)	23,824.578	10.28	244,917
Qualified XII (1.25)	187,502.640	10.25	1,921,902
Qualified XII (1.30)	5.188	10.22	53
Qualified XII (1.35)	6,715.739	10.19	68,433
Qualified XII (1.40)	35,645.182	10.16	362,155
Qualified XII (1.45)	1,925.066	10.13	19,501
Qualified XIII	251.184	10.43	2,620
Qualified XV	7,229.105	10.43	75,400
Qualified XVI	34,697.894	10.11	350,796
Qualified XVII	12,731.991	10.33	131,521
Qualified XXI	97.977	10.52	1,031
Qualified XXVI	1,343.742	10.48	14,082
Qualified XXVII	1,250,276.155	9.93	12,415,242
Qualified XXXIV	5,577.945	7.60	42,392
Qualified XXXVIII	23,762.814	7.67	182,261
Qualified XLIII	527.204	7.59	4,001
Qualified LIV	49,353.467	10.18	502,418
Qualified LVI	15,249.438	10.35	157,832
	7,275,643.416		$ 74,999,051
Wells Fargo Advantage Small Cap Value Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	8,243.480	$ 10.71	$ 88,288

ING Custom Choice 62

Group Contracts issued in connection with ING Custom Choice Special Pay product at 125 basis point charge.

ING Custom Choice 65

Group Contracts issued in connection with ING Custom Choice Original and Value product at 40 basis point charge.

ING Educator's Direct

Group Contracts issued in connection with ING Educator's Direct 403(b) program in Delaware at a zero basis point charge, effective in 2009.

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 95 basis point charge.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

Qualified XXXIV

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at 90 basis point charge.

Qualified XXXV

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

Qualified XXXVI

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

Qualified XXXVIII

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

Qualified XLII

Group Contracts issued in connection with ING Custom Choice Original and Value product at a zero basis point charge.

Qualified XLIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 75 basis point charge.

Qualified LIV

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

Qualified LVI

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM Mid Cap Core Equity Fund - Class A												
2009	179	$12.24	to	$14.98	$2,312	0.16%	0.00%	to	1.60%	28.13%	to	29.73%
2008	23	$9.81	to	$11.62	$232	0.80%	0.30%	to	1.60%	-28.60%	to	-27.91%
2007	19	$13.74	to	$16.18	$270	1.19%	0.65%	to	1.60%	8.75%	to	9.19%
2006	18	$12.67	to	$14.87	$234	0.76%	0.65%	to	1.70%	9.99%	to	10.40%
2005	16	$11.62	to	$13.52	$188	-	0.65%	to	1.60%	5.73%	to	6.77%
AIM Small Cap Growth Fund - Class A												
2009	3		$11.58		$31	-		1.00%			33.26%	
2008	2		$8.69		$20	-		1.00%			-39.40%	
2007	2		$14.34		$34	-		1.00%			10.22%	
2006	1		$13.01		$17	-		1.00%			13.23%	
2005	1		$11.49		$8	0.25%		1.00%			7.18%	
AIM Global Health Care Fund - Investor Class												
2009	5	$30.63	to	$32.10	$164	-	0.55%	to	1.60%	25.43%	to	26.73%
2008	5	$24.42	to	$25.33	$122	-	0.55%	to	1.60%	-29.52%	to	-28.79%
2007	4	$34.39	to	$35.57	$144	-	0.65%	to	2.00%	9.62%	to	10.12%
2006	4	$31.61	to	$31.99	$114	-	0.90%	to	1.70%	3.36%	to	3.43%
2005	2	$30.81	to	$30.93	$68	(a)	0.90%	to	1.65%		(a)	
AIM V.I. Capital Appreciation Fund - Series I Shares												
2009	2,705	$4.78	to	$9.73	$20,643	0.61%	0.00%	to	1.50%	19.20%	to	21.14%
2008	2,795	$4.01	to	$8.14	$17,871	-	0.00%	to	1.50%	-43.39%	to	-42.52%
2007	2,976	$7.08	to	$14.33	$33,456	-	0.00%	to	1.50%	10.28%	to	11.95%
2006	3,257	$6.42	to	$12.36	$32,996	0.07%	0.00%	to	1.50%	4.72%	to	6.35%
2005	2,001	$6.22	to	$11.61	$19,374	0.06%	0.00%	to	1.50%	0.10%	to	8.80%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Core Equity Fund - Series I Shares												
2009	4,159	$7.53	to	$12.96	$38,603	1.79%	0.00%	to	1.95%	25.79%	to	28.38%
2008	4,319	$5.93	to	$10.25	$31,654	2.26%	0.00%	to	1.95%	-31.20%	to	-30.12%
2007	4,536	$8.58	to	$14.75	$48,225	1.11%	0.00%	to	1.50%	6.45%	to	8.04%
2006	5,005	$8.01	to	$13.60	$49,719	0.66%	0.00%	to	1.50%	15.02%	to	16.80%
2005	3,691	$6.93	to	$11.81	$31,783	1.36%	0.00%	to	1.50%	3.66%	to	5.23%
Alger Green Fund - Class A												
2009	91	$8.26	to	$13.24	$1,064	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
AllianceBernstein Growth and Income Fund, Inc. - Class A												
2009	21	$9.07	to	$9.60	$196	1.17%	0.60%	to	1.55%	19.03%	to	20.15%
2008	19	$7.62	to	$7.94	$146	2.26%	0.70%	to	1.55%	-41.57%	to	-41.19%
2007	9	$13.01	to	$13.50	$120	1.08%	0.70%	to	1.65%	3.75%	to	4.39%
2006	5	$12.54	to	$12.76	$65	1.35%	1.05%	to	1.65%		15.48%	
2005	4	$10.98	to	$10.99	$42	(f)	1.20%	to	1.25%		(f)	
AllianceBernstein Growth and Income Portfolio - Class A												
2009	44	$9.79	to	$9.92	$434	3.98%	1.00%	to	1.25%	19.39%	to	19.52%
2008	45	$8.20	to	$8.30	$371	2.17%	1.00%	to	1.25%	-41.39%	to	-41.18%
2007	46	$13.99	to	$14.11	$645	1.66%	1.00%	to	1.25%	3.78%	to	4.06%
2006	41	$13.48	to	$13.56	$557	1.74%	1.00%	to	1.25%	15.91%	to	15.97%
2005	22	$11.63	to	$11.65	$260	1.29%	1.15%	to	1.25%		3.56%	
Allianz NFJ Dividend Value Fund - Class A												
2009	11		$12.21		$134	(e)		1.00%			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

376

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Allianz NFJ Large-Cap Value Fund - Institutional Class												
2009	165	$6.99	to	$7.13	$1,179	3.07%	0.00%	to	1.25%	14.78%	to	16.12%
2008	95	$6.09	to	$6.14	$580	(d)	0.00%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Allianz NFJ Small-Cap Value Fund - Class A												
2009	39	$13.88	to	$14.77	$563	2.22%	0.60%	to	1.65%	22.70%	to	23.19%
2008	29	$11.64	to	$12.02	$336	1.27%	0.55%	to	1.20%	-27.34%	to	-27.09%
2007	28	$16.02	to	$16.30	$454	1.93%	0.75%	to	1.20%	4.84%	to	5.30%
2006	31	$15.28	to	$15.50	$477	1.87%	0.70%	to	1.20%	17.18%	to	17.59%
2005	30	$13.04	to	$13.14	$398	3.10%	0.80%	to	1.20%		9.33%	
Amana Growth Fund												
2009	546	$9.55	to	$12.44	$5,651	-	0.00%	to	1.50%		32.34%	
2008	5		$7.36		$36	(d)		0.05%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Amana Income Fund												
2009	976	$9.83	to	$12.44	$10,356	1.23%	0.00%	to	1.55%		23.52%	
2008	6		$8.12		$46	(d)		0.05%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
American Balanced Fund® - Class R-3												
2009	524	$10.63	to	$11.58	$5,796	2.47%	0.00%	to	1.45%	18.97%	to	20.75%
2008	439	$8.96	to	$9.59	$4,066	2.93%	0.00%	to	1.40%	-26.93%	to	-25.95%
2007	506	$12.24	to	$12.95	$6,361	2.43%	0.00%	to	1.45%	4.70%	to	5.95%
2006	422	$11.66	to	$12.12	$5,014	2.18%	0.20%	to	1.55%	9.69%	to	11.20%
2005	340	$10.63	to	$10.89	$3,656	2.07%	0.25%	to	1.55%	1.43%	to	2.54%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Century Inflation-Adjusted Bond Fund - Investor Class												
2009	846	$10.67	to	$10.78	$9,060	(e)	0.00%	to	1.65%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
American Century Income & Growth Fund - A Class												
2009	523	$8.89	to	$27.50	$4,656	1.84%		1.00%		16.36%	to	16.43%
2008	484	$7.64	to	$23.62	$3,705	1.55%		1.00%		-35.46%	to	-35.42%
2007	471	$11.83	to	$36.60	$5,597	1.28%	1.00%	to	1.10%	-1.62%	to	-1.50%
2006	495	$12.01	to	$37.17	$5,990	1.59%	1.00%	to	1.10%	15.59%	to	15.70%
2005	539	$10.38	to	$31.95	$5,629	1.78%	1.00%	to	1.10%	3.36%	to	3.49%
Ariel Appreciation Fund												
2009	55	$10.58	to	$11.46	$622	0.20%	0.75%	to	2.10%	59.58%	to	61.70%
2008	57	$6.63	to	$7.09	$395	0.62%	0.75%	to	2.10%	-41.99%	to	-41.32%
2007	49	$11.43	to	$11.96	$578	0.50%	0.95%	to	2.10%	-3.27%	to	-2.29%
2006	52	$11.91	to	$12.24	$629	0.05%	0.95%	to	1.90%	8.87%	to	9.87%
2005	35	$10.94	to	$11.16	$394	0.34%	0.85%	to	1.90%	1.47%	to	2.01%
Ariel Fund												
2009	124	$9.68	to	$10.51	$1,271	-	0.70%	to	2.10%	60.42%	to	62.23%
2008	101	$6.14	to	$6.51	$638	1.36%	0.60%	to	1.80%	-49.17%	to	-48.54%
2007	68	$11.93	to	$12.65	$838	0.40%	0.60%	to	2.10%	-3.52%	to	-2.40%
2006	52	$12.51	to	$12.91	$660	-	0.70%	to	1.80%	8.48%	to	9.22%
2005	46	$11.56	to	$11.73	$537	0.58%	0.95%	to	1.70%	-0.43%	to	-0.34%
Artisan International Fund - Investor Shares												
2009	233	$7.64	to	$13.31	$1,829	1.95%	0.00%	to	1.50%	37.66%	to	39.75%
2008	57	$5.55	to	$5.82	$324	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Mid Cap Value Opportunities Fund -												
Investor A Shares												
2009	21	$12.58	to	$12.99	$263	(e)	0.40%	to	1.40%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
The Bond Fund of America[SM]**, Inc. - Class R-4**												
2009	604	$9.82	to	$10.07	$5,982	4.37%	0.00%	to	1.50%	13.13%	to	14.82%
2008	222	$8.68	to	$8.77	$1,929	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Calvert Social Balanced Portfolio												
2009	2,270	$8.44	to	$28.29	$42,394	2.14%	0.00%	to	1.50%	23.43%	to	25.38%
2008	2,367	$6.80	to	$22.80	$35,890	2.51%	0.00%	to	1.95%	-32.37%	to	-31.38%
2007	2,618	$12.00	to	$33.54	$59,468	2.34%	0.00%	to	1.50%	1.21%	to	2.75%
2006	2,925	$11.75	to	$32.97	$65,397	2.25%	0.00%	to	1.50%	7.14%	to	8.80%
2005	3,274	$11.39	to	$30.61	$66,533	1.77%	0.00%	to	1.50%	4.07%	to	5.61%
Capital World Growth & Income Fund[SM]**, Inc. -**												
Class R-3												
2009	1	$12.84	to	$12.85	$14	(e)	0.50%	to	0.55%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
Columbia[SM] **Acorn Fund® - Class Z**												
2009	275	$8.74	to	$8.92	$2,451	0.31%	0.00%	to	1.25%	37.85%	to	39.59%
2008	126	$6.34	to	$6.39	$807	(d)	0.00%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Mid Cap Value Fund - Class A												
2009	371	$7.90	to	$8.11	$2,961	0.84%	0.00%	to	1.60%	30.15%	to	32.30%
2008	258	$6.07	to	$6.13	$1,575	(d)	0.00%	to	1.55%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Columbia Mid Cap Value Fund - Class Z												
2009	161	$8.04	to	$8.14	$1,314	1.07%	0.00%	to	0.80%	31.59%	to	32.57%
2008	91	$6.11	to	$6.14	$561	(d)	0.00%	to	0.80%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
CRM Mid Cap Value Fund - Investor Shares												
2009	6	$12.15	to	$12.17	$70	(e)	0.45%	to	0.70%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
DWS Equity 500 Index Fund - Class S												
2009	21		$11.89		$247	1.93%		1.00%			25.03%	
2008	18		$9.51		$168	2.02%		1.00%			-37.72%	
2007	15		$15.27		$228	2.03%		1.00%			4.30%	
2006	11		$14.64		$167	1.85%		1.00%			14.46%	
2005	5		$12.79		$66	-		1.00%			3.65%	
Eaton Vance Large-Cap Value Fund - Class R												
2009	1		$12.21		$13	(e)	0.50%	to	0.55%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
EuroPacific Growth Fund® - Class R-3												
2009	721	$14.98	to	$16.61	$11,577	1.76%	0.00%	to	1.75%	36.31%	to	38.65%
2008	622	$10.99	to	$11.98	$7,252	1.89%	0.00%	to	1.75%	-41.76%	to	-40.69%
2007	486	$18.87	to	$20.20	$9,594	2.23%	0.00%	to	1.75%	16.70%	to	18.27%
2006	225	$16.29	to	$16.91	$3,767	1.95%	0.25%	to	1.55%	19.60%	to	21.13%
2005	87	$13.62	to	$13.96	$1,208	1.93%	0.25%	to	1.55%	19.09%	to	20.14%
EuroPacific Growth Fund® - Class R-4												
2009	15,890	$8.12	to	$16.80	$247,037	2.00%	0.00%	to	1.50%	37.08%	to	39.25%
2008	13,832	$5.88	to	$12.16	$155,758	2.22%	0.00%	to	1.50%	-41.44%	to	-40.56%
2007	11,118	$9.92	to	$20.24	$212,894	2.15%	0.00%	to	1.50%	17.11%	to	18.85%
2006	8,654	$14.58	to	$17.16	$141,230	2.13%	0.00%	to	1.50%	20.03%	to	21.40%
2005	4,523	$12.09	to	$14.26	$61,647	2.63%	0.40%	to	1.50%	19.25%	to	20.43%
Evergreen Special Values Fund - Class A												
2009	4,381	$8.26	to	$20.79	$82,713	0.41%	0.00%	to	1.55%	27.90%	to	29.91%
2008	4,235	$6.42	to	$16.03	$62,156	1.09%	0.00%	to	1.55%	-32.80%	to	-31.95%
2007	4,354	$12.72	to	$23.16	$94,562	1.21%	0.30%	to	1.55%	-9.51%	to	-8.57%
2006	4,425	$15.03	to	$24.96	$105,934	0.42%	0.50%	to	1.55%	19.54%	to	20.78%
2005	3,781	$12.57	to	$20.60	$75,301	0.93%	0.55%	to	1.55%	8.74%	to	9.85%
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2009	15,503	$7.06	to	$24.68	$263,715	2.20%	0.00%	to	2.15%	27.38%	to	30.20%
2008	16,023	$5.46	to	$19.17	$213,311	2.47%	0.00%	to	2.15%	-43.84%	to	-42.62%
2007	17,821	$13.07	to	$33.82	$426,528	1.84%	0.00%	to	2.15%	-0.38%	to	1.55%
2006	18,954	$13.23	to	$33.70	$455,731	3.30%	0.00%	to	1.95%	17.81%	to	20.16%
2005	19,555	$11.23	to	$28.36	$401,206	1.61%	0.00%	to	1.95%	4.15%	to	5.90%
Fidelity® VIP Growth Portfolio - Initial Class												
2009	13,653	$6.55	to	$22.19	$190,848	0.43%	0.00%	to	1.85%	25.83%	to	28.29%
2008	14,257	$5.14	to	$17.49	$159,095	0.83%	0.00%	to	1.85%	-48.12%	to	-47.17%
2007	15,005	$13.28	to	$33.50	$329,714	0.83%	0.00%	to	1.85%	24.81%	to	26.93%
2006	16,905	$10.60	to	$26.69	$295,822	0.40%	0.00%	to	1.65%	5.20%	to	6.89%
2005	19,931	$9.98	to	$25.27	$329,184	0.51%	0.00%	to	1.80%	3.98%	to	5.79%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class												
2009	828	$10.80	to	$11.79	$9,003	9.19%	0.95%	to	1.50%	41.88%	to	42.48%
2008	657	$7.58	to	$8.31	$5,016	8.83%	0.95%	to	1.50%	-26.13%	to	-25.69%
2007	735	$10.20	to	$11.25	$7,556	8.27%	1.00%	to	1.50%	1.26%	to	1.78%
2006	767	$10.04	to	$11.11	$7,752	8.35%	1.00%	to	1.50%	9.57%	to	10.12%
2005	647	$9.12	to	$9.19	$6,022	14.48%	1.00%	to	1.10%	1.56%	to	1.77%
Fidelity® VIP Overseas Portfolio - Initial Class												
2009	2,527	$6.90	to	$18.33	$35,651	2.07%	0.00%	to	1.50%	24.57%	to	26.52%
2008	2,600	$5.50	to	$14.49	$29,665	2.56%	0.00%	to	1.50%	-44.66%	to	-43.84%
2007	2,877	$13.33	to	$25.80	$60,698	3.37%	0.00%	to	1.50%	15.56%	to	17.27%
2006	2,821	$11.47	to	$22.00	$51,710	0.89%	0.00%	to	1.50%	16.32%	to	18.09%
2005	2,828	$9.82	to	$18.63	$44,759	0.65%	0.00%	to	1.50%	5.21%	to	19.04%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2009	40,206	$7.59	to	$32.46	$970,509	1.37%	0.00%	to	2.15%	32.82%	to	35.75%
2008	39,866	$5.64	to	$24.16	$722,264	1.02%	0.00%	to	2.15%	-43.75%	to	-29.20%
2007	40,117	$14.19	to	$42.45	$1,311,557	0.95%	0.00%	to	2.15%	-6.90%	to	17.56%
2006	40,979	$12.07	to	$36.46	$1,176,582	1.31%	0.00%	to	1.95%	9.57%	to	11.73%
2005	37,845	$12.96	to	$32.97	$1,008,057	0.26%	0.00%	to	1.95%	14.84%	to	16.95%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2009	4,173	$22.64	to	$22.84	$95,244	2.48%	0.95%	to	1.00%	25.36%	to	25.43%
2008	4,127	$18.05	to	$18.22	$75,139	2.23%	0.95%	to	1.00%	-37.63%	to	-37.62%
2007	4,341	$28.94	to	$29.21	$126,698	3.67%	1.00%	to	1.10%	4.29%	to	4.40%
2006	4,609	$27.75	to	$27.98	$128,845	1.65%	1.00%	to	1.10%	14.43%	to	14.58%
2005	4,779	$24.25	to	$24.42	$116,615	1.72%	1.00%	to	1.10%	3.72%	to	3.78%
Fidelity® VIP Mid Cap Portfolio - Initial Class												
2009	1,163		$11.99		$13,948	0.73%		-			40.07%	
2008	935		$8.56		$8,006	0.55%		-			-39.42%	
2007	706		$14.13		$9,972	0.92%		-			15.63%	
2006	446		$12.22		$5,451	(b)		-			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class												
2009	979	$20.40	to	$20.58	$20,099	2.41%	0.95%	to	1.00%	27.83%	to	27.90%
2008	968	$15.95	to	$16.10	$15,560	3.00%	0.95%	to	1.00%		-29.42%	
2007	889	$22.60	to	$22.81	$20,260	6.08%	1.00%	to	1.10%	14.20%	to	14.34%
2006	921	$19.79	to	$19.95	$18,360	2.71%	1.00%	to	1.10%	6.17%	to	6.29%
2005	994	$18.64	to	$18.77	$18,646	2.68%	1.00%	to	1.10%	2.93%	to	2.96%
Mutual Global Discovery Fund - Class R												
2009	217	$14.51	to	$16.09	$3,353	0.89%	0.00%	to	1.75%	18.87%	to	20.31%
2008	160	$12.35	to	$13.10	$2,067	1.20%	0.35%	to	1.55%	-28.07%	to	-27.22%
2007	138	$17.17	to	$18.00	$2,445	2.27%	0.35%	to	1.55%	9.02%	to	10.43%
2006	89	$15.75	to	$16.30	$1,438	2.06%	0.35%	to	1.55%	20.97%	to	22.16%
2005	51	$13.02	to	$13.27	$667	1.41%	0.55%	to	1.55%		13.95%	
Franklin Small-Mid Cap Growth Fund - Class A												
2009	50	$10.84	to	$11.81	$563	-	0.30%	to	1.75%	40.78%	to	42.81%
2008	49	$7.70	to	$8.27	$396	0.17%	0.30%	to	1.75%	-43.55%	to	-43.03%
2007	55	$13.64	to	$14.24	$767	-	0.65%	to	1.75%	9.73%	to	10.99%
2006	44	$12.43	to	$12.83	$556	-	0.65%	to	1.75%	5.76%	to	6.60%
2005	27	$11.80	to	$11.98	$318	-	0.80%	to	1.60%		8.86%	
Franklin Small Cap Value Securities Fund - Class 2												
2009	5,720	$8.12	to	$16.69	$86,667	1.55%	0.00%	to	1.95%	26.67%	to	29.30%
2008	5,364	$6.33	to	$13.05	$63,473	1.21%	0.00%	to	1.90%	-34.15%	to	-32.98%
2007	5,150	$12.76	to	$19.69	$91,636	0.69%	0.00%	to	1.95%	-4.10%	to	-2.71%
2006	4,814	$13.16	to	$20.37	$88,521	0.64%	0.15%	to	1.75%	15.05%	to	16.53%
2005	4,489	$12.96	to	$17.59	$72,308	0.78%	0.35%	to	1.65%	7.02%	to	8.16%
Fundamental Investors^{SM}, Inc. - Class R-3												
2009	63	$7.97	to	$8.12	$505	0.77%	0.25%	to	1.40%	31.09%	to	32.35%
2008	2	$6.08	to	$6.12	$13	(d)	0.40%	to	1.35%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fundamental Investors[SM], Inc. - Class R-4												
2009	2,700	$8.00	to	$8.20	$21,781	1.62%	0.00%	to	1.50%	31.36%	to	33.33%
2008	1,355	$6.09	to	$6.15	$8,280	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
The Growth Fund of America® - Class R-3												
2009	1,299	$9.33	to	$12.36	$15,280	0.73%	0.00%	to	1.75%	31.80%	to	34.06%
2008	1,082	$7.03	to	$9.22	$9,558	0.68%	0.00%	to	1.75%	-40.25%	to	-39.22%
2007	848	$11.68	to	$15.17	$12,442	0.92%	0.00%	to	1.75%	8.85%	to	10.36%
2006	584	$10.67	to	$13.63	$7,813	0.76%	0.20%	to	1.55%	8.89%	to	10.29%
2005	319	$12.04	to	$12.34	$3,894	0.65%	0.25%	to	1.55%	12.28%	to	13.54%
The Growth Fund of America® - Class R-4												
2009	23,386	$7.89	to	$12.56	$277,112	1.00%	0.00%	to	1.50%	32.53%	to	34.63%
2008	20,363	$5.91	to	$9.34	$181,120	0.98%	0.00%	to	1.50%	-40.00%	to	-39.03%
2007	16,882	$9.72	to	$15.32	$248,778	1.08%	0.00%	to	1.50%	9.19%	to	10.52%
2006	14,655	$12.90	to	$13.73	$196,584	0.91%	0.30%	to	1.50%	9.29%	to	10.56%
2005	11,850	$11.74	to	$12.54	$145,130	0.93%	0.00%	to	1.50%	12.50%	to	13.63%
The Income Fund of America® - Class R-3												
2009	149	$11.24	to	$12.47	$1,778	4.47%	0.00%	to	1.75%	21.91%	to	24.08%
2008	158	$9.22	to	$10.05	$1,535	4.57%	0.00%	to	1.75%	-30.42%	to	-29.18%
2007	121	$13.25	to	$14.19	$1,660	3.34%	0.00%	to	1.75%	1.83%	to	3.08%
2006	77	$13.12	to	$13.65	$1,032	3.12%	0.20%	to	1.55%	18.13%	to	19.60%
2005	26	$11.14	to	$11.38	$295	3.46%	0.30%	to	1.45%	1.73%	to	2.71%
ING Balanced Portfolio - Class I												
2009	16,466	$8.44	to	$34.02	$341,845	4.46%	0.00%	to	1.95%	16.92%	to	19.28%
2008	17,863	$7.13	to	$28.80	$314,926	3.72%	0.00%	to	1.95%	-29.49%	to	1.49%
2007	21,542	$12.24	to	$40.44	$528,434	2.68%	0.00%	to	1.95%	-27.07%	to	5.54%
2006	24,020	$11.74	to	$38.67	$588,364	2.43%	0.00%	to	1.95%	7.84%	to	9.99%
2005	27,567	$11.37	to	$35.49	$637,454	2.34%	0.00%	to	1.50%	2.69%	to	4.25%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Real Estate Fund - Class A												
2009	122	$12.60	to	$13.73	$1,611	3.77%	0.00%	to	1.45%	27.79%	to	29.65%
2008	133	$9.86	to	$10.59	$1,357	3.35%	0.00%	to	1.45%	-36.10%	to	-35.15%
2007	121	$15.25	to	$16.33	$1,923	2.75%	0.00%	to	1.75%	-17.75%	to	-16.74%
2006	124	$18.70	to	$19.45	$2,373	2.49%	0.20%	to	1.55%	34.10%	to	35.71%
2005	67	$13.99	to	$14.31	$954	4.05%	0.25%	to	1.45%	10.59%	to	11.47%
ING GNMA Income Fund - Class A												
2009	388	$11.85	to	$12.98	$4,826	4.15%	0.00%	to	1.55%	3.40%	to	4.93%
2008	238	$11.46	to	$12.37	$2,835	3.54%	0.00%	to	1.55%	5.23%	to	6.91%
2007	126	$10.89	to	$11.57	$1,405	3.87%	0.00%	to	1.55%	4.11%	to	5.37%
2006	91	$10.44	to	$10.87	$973	5.45%	0.20%	to	1.55%	2.75%	to	3.93%
2005	69	$10.11	to	$10.44	$712	4.48%	0.25%	to	1.55%	0.99%	to	2.25%
ING Intermediate Bond Fund - Class A												
2009	334	$10.79	to	$11.83	$3,799	6.26%	0.00%	to	1.55%	11.01%	to	12.88%
2008	342	$9.72	to	$10.48	$3,481	4.43%	0.00%	to	1.55%	-11.39%	to	-10.04%
2007	269	$10.97	to	$11.65	$3,064	4.22%	0.00%	to	1.55%	4.18%	to	5.34%
2006	151	$10.53	to	$10.95	$1,633	4.65%	0.20%	to	1.55%	2.13%	to	3.33%
2005	79	$10.31	to	$10.52	$829	3.96%	0.45%	to	1.55%	1.66%	to	2.24%
ING Intermediate Bond Portfolio - Class I												
2009	18,464	$10.21	to	$82.40	$378,989	6.63%	0.00%	to	2.05%	9.31%	to	11.57%
2008	18,571	$9.22	to	$83.76	$350,384	5.64%	0.00%	to	2.05%	-10.25%	to	6.66%
2007	19,947	$11.00	to	$92.31	$421,252	3.81%	0.00%	to	1.95%	-11.31%	to	5.99%
2006	19,472	$10.56	to	$87.81	$400,146	3.99%	0.00%	to	1.95%	2.02%	to	4.12%
2005	19,951	$10.32	to	$76.25	$405,018	3.79%	0.00%	to	1.90%	1.37%	to	3.16%
ING Intermediate Bond Portfolio - Class S												
2009	33		$10.69		$349	7.13%		0.35%			10.89%	
2008	22		$9.64		$212	5.64%		0.35%			-8.88%	
2007	23		$10.58		$249	6.90%		0.35%			5.27%	
2006	1		$10.05		$12	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Artio Foreign Portfolio - Service Class												
2009	2,803	$6.66	to	$13.86	$36,625	3.46%	0.00%	to	1.50%	18.42%	to	20.21%
2008	3,034	$5.58	to	$11.53	$33,338	-	0.00%	to	1.50%	-44.46%	to	-43.62%
2007	3,036	$17.69	to	$20.46	$59,851	0.08%	0.00%	to	1.50%	14.70%	to	16.46%
2006	1,766	$15.30	to	$17.79	$30,166	(b)	0.00%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2009	9,710	$7.55	to	$8.39	$79,020	0.58%	0.00%	to	1.50%	28.62%	to	30.69%
2008	10,055	$5.87	to	$6.43	$63,303	0.20%	0.00%	to	1.50%	-39.90%	to	-39.03%
2007	11,126	$9.76	to	$10.53	$115,938	(c)	0.00%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING BlackRock Large Cap Growth Portfolio - Service Class												
2009	17	$9.49	to	$9.65	$158	-	0.00%	to	0.50%	29.47%	to	30.23%
2008	12	$7.33	to	$7.41	$86	-	0.00%	to	0.50%	-39.32%	to	-39.11%
2007	4	$12.08	to	$12.17	$43	-	0.00%	to	0.50%		6.75%	
2006	-		$11.40		-	(b)		-			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Service 2 Class												
2009	22		$8.20		$177	-		0.35%			29.54%	
2008	12		$6.33		$79	-		0.35%			-39.43%	
2007	14		$10.45		$147	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Clarion Global Real Estate Portfolio - Institutional Class												
2009	5,675	$8.82	to	$9.00	$50,442	2.45%	0.00%	to	1.50%	31.79%	to	33.73%
2008	5,361	$6.69	to	$6.73	$35,967	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Real Estate Portfolio - Institutional Class												
2009	158	$8.00	to	$8.31	$1,315	3.43%	0.95%	to	1.95%		34.90%	
2008	117		$6.16		$724	1.92%		0.95%			-38.89%	
2007	94	$9.91	to	$10.08	$942	(h)	0.95%	to	1.95%		(h)	
2006	61		$12.34		$754	(b)		0.95%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Clarion Real Estate Portfolio - Service Class												
2009	3,220	$7.19	to	$8.52	$26,610	3.48%	0.00%	to	1.55%	33.83%	to	35.89%
2008	2,819	$5.33	to	$6.27	$17,289	1.39%	0.00%	to	1.50%	-39.46%	to	-38.53%
2007	2,072	$9.95	to	$10.20	$20,838	1.31%	0.00%	to	1.50%	-18.97%	to	-18.11%
2006	1,372	$12.28	to	$12.39	$16,905	(b)	0.35%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Evergreen Health Sciences Portfolio - Service Class												
2009	846	$8.43	to	$11.97	$9,719	-	0.00%	to	1.50%	18.24%	to	20.17%
2008	749	$7.07	to	$9.97	$7,198	0.15%	0.00%	to	1.50%	-29.73%	to	-28.63%
2007	460	$13.42	to	$13.97	$6,256	0.13%	0.00%	to	1.50%	6.93%	to	8.55%
2006	351	$12.55	to	$12.87	$4,440	-	0.00%	to	1.50%	12.15%	to	13.32%
2005	129	$11.19	to	$11.29	$1,446	(a)	0.50%	to	1.50%		(a)	
ING Evergreen Omega Portfolio - Service Class												
2009	29	$13.16	to	$13.39	$378	0.48%	0.00%	to	0.50%	41.81%	to	42.45%
2008	4	$9.28	to	$9.40	$35	-	0.00%	to	0.50%		-27.53%	
2007	-		$12.97		-	(c)		-			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2009	3,350	$8.18	to	$12.94	$41,611	0.53%	0.00%	to	1.50%	37.05%	to	39.14%
2008	2,384	$5.92	to	$9.30	$21,437	0.94%	0.00%	to	1.50%	-40.11%	to	-39.14%
2007	1,307	$9.76	to	$15.28	$19,443	0.12%	0.00%	to	1.85%	12.77%	to	14.09%
2006	1,115	$13.00	to	$13.31	$14,604	-	0.35%	to	1.55%	10.25%	to	11.36%
2005	390	$11.80	to	$11.88	$4,611	(a)	0.50%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Institutional Class												
2009	2		$11.31		$27	-		0.20%			37.59%	
2008	3		$8.22		$25	2.90%		0.20%			-40.95%	
2007	3		$13.92		$44	(c)		0.20%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Global Resources Portfolio - Service Class												
2009	10,029	$8.19	to	$12.38	$107,768	0.30%	0.00%	to	1.50%	35.47%	to	37.64%
2008	9,325	$6.00	to	$8.06	$73,573	2.08%	0.00%	to	1.50%	-41.88%	to	-41.03%
2007	8,097	$13.42	to	$13.65	$109,431	(c)	0.00%	to	1.50%	(c)		
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Janus Contrarian Portfolio - Service Class												
2009	1,691	$7.15	to	$8.00	$13,120	0.57%	0.00%	to	1.55%	34.33%	to	36.52%
2008	1,285	$5.32	to	$5.86	$7,405	0.72%	0.00%	to	1.50%	-49.21%	to	-49.00%
2007	403	$11.44	to	$11.49	$4,611	(c)	0.00%	to	0.50%	(c)		
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2009	25		$16.62		$421	1.01%		0.35%			70.29%	
2008	18		$9.76		$171	3.71%		0.35%			-51.61%	
2007	18		$20.17		$368	0.94%		0.35%			37.49%	
2006	4		$14.67		$57	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2009	2,123	$17.38	to	$17.39	$36,901	1.51%	0.95%	to	1.00%	70.32%	to	70.39%
2008	1,808	$10.20	to	$10.21	$18,447	2.65%	0.95%	to	1.00%	-51.66%	to	-51.61%
2007	2,077		$21.10		$43,831	1.12%		1.00%			37.46%	
2006	1,901		$15.35		$29,171	0.67%		1.00%			34.77%	
2005	1,396		$11.39		$15,902	(a)		1.00%			(a)	

388

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2009	1,541	$8.33	to	$21.25	$30,187	1.31%	0.00%	to	1.55%	68.93%	to	71.51%
2008	1,357	$4.89	to	$12.39	$15,725	2.46%	0.00%	to	1.50%	-52.01%	to	-51.32%
2007	1,642	$15.61	to	$25.32	$40,173	0.95%	0.10%	to	1.50%	36.42%	to	37.80%
2006	1,200	$11.43	to	$18.30	$21,610	0.43%	0.40%	to	1.50%	33.78%	to	35.12%
2005	512	$13.38	to	$13.50	$6,873	(a)	0.50%	to	1.50%		(a)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2009	324	$8.29	to	$11.65	$3,617	0.45%	0.00%	to	1.50%	25.40%	to	27.40%
2008	241	$6.57	to	$9.15	$2,129	0.48%	0.00%	to	1.50%	-31.00%	to	-29.94%
2007	194	$12.55	to	$13.06	$2,468	0.15%	0.00%	to	1.50%	-3.16%	to	-2.13%
2006	126	$12.96	to	$13.25	$1,643	-	0.40%	to	1.50%	15.07%	to	16.04%
2005	25	$11.28	to	$11.38	$282	(a)	0.50%	to	1.40%		(a)	
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2009	9,595	$7.29	to	$8.60	$79,642	0.97%	0.00%	to	1.95%	16.79%	to	19.11%
2008	10,392	$6.17	to	$7.22	$73,160	3.25%	0.00%	to	1.95%	-37.67%	to	-36.48%
2007	11,800	$10.99	to	$11.33	$131,763	0.05%	0.20%	to	1.95%	2.79%	to	3.78%
2006	99	$10.77	to	$10.85	$1,068	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Lord Abbett Affiliated Portfolio - Service Class												
2009	80	$8.06	to	$8.38	$668	0.85%	0.50%	to	1.55%	17.17%	to	17.99%
2008	72	$6.93	to	$7.06	$506	3.33%	0.65%	to	1.35%	-37.45%	to	-37.15%
2007	46	$11.08	to	$11.17	$516	(c)	0.85%	to	1.35%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Marsico Growth Portfolio - Institutional Class												
2009	881	$8.25	to	$8.57	$7,384	1.17%	0.00%	to	1.50%	27.33%	to	31.01%
2008	797	$6.45	to	$6.62	$5,214	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class												
2009	33	$8.47	to	$10.35	$337	0.62%	0.35%	to	1.50%	27.96%	to	28.53%
2008	39	$6.59	to	$8.08	$306	0.09%	0.35%	to	1.20%	-40.94%	to	-40.60%
2007	325	$11.39	to	$13.76	$4,327	-	0.00%	to	1.50%	12.43%	to	14.19%
2006	233	$10.11	to	$12.05	$2,747	-	0.00%	to	1.50%	3.34%	to	4.46%
2005	102	$11.37	to	$11.47	$1,159	(a)	0.50%	to	1.50%		(a)	
ING Marsico International Opportunities Portfolio - Adviser Class												
2009	23		$7.76		$175	-		0.35%			36.62%	
2008	11		$5.68		$65	-		0.35%			-49.87%	
2007	6		$11.33		$64	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Marsico International Opportunities Portfolio - Service Class												
2009	690	$6.74	to	$13.02	$8,576	1.20%	0.00%	to	1.50%	35.49%	to	37.63%
2008	705	$4.93	to	$9.46	$6,408	1.08%	0.00%	to	1.50%	-50.25%	to	-49.52%
2007	688	$18.01	to	$18.74	$12,551	0.95%	0.00%	to	1.50%	18.80%	to	19.97%
2006	478	$15.16	to	$15.50	$7,306	0.03%	0.40%	to	1.50%	22.16%	to	23.16%
2005	108	$12.41	to	$12.48	$1,348	(a)	0.70%	to	1.50%		(a)	
ING MFS Total Return Portfolio - Adviser Class												
2009	85		$10.53		$896	2.58%		0.35%			17.13%	
2008	55		$8.99		$497	4.89%		0.35%			-22.90%	
2007	49		$11.66		$567	1.31%		0.35%			3.19%	
2006	4		$11.30		$45	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING MFS Total Return Portfolio - Institutional Class												
2009	5,815	$10.03	to	$10.04	$58,354	2.74%	0.95%	to	1.00%	17.02%	to	17.04%
2008	6,024	$8.57	to	$8.58	$51,654	6.26%	0.95%	to	1.00%	-23.00%	to	-22.91%
2007	7,291		$11.13		$81,146	0.11%		1.00%			3.25%	
2006	25		$10.78		$269	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2009	1,926	$8.90	to	$14.70	$25,683	2.51%	0.00%	to	1.55%	16.03%	to	17.88%
2008	1,955	$7.60	to	$12.47	$22,350	5.97%	0.00%	to	1.55%	-23.51%	to	-22.41%
2007	2,252	$12.08	to	$15.88	$33,604	2.95%	0.10%	to	1.55%	2.44%	to	3.61%
2006	2,514	$11.69	to	$15.23	$36,559	2.23%	0.30%	to	1.65%	10.26%	to	11.49%
2005	3,132	$10.95	to	$13.66	$41,280	2.59%	0.40%	to	1.50%	1.38%	to	2.33%
ING MFS Utilities Portfolio - Service Class												
2009	2,258	$8.29	to	$15.86	$34,116	5.53%	0.00%	to	1.50%	30.80%	to	32.83%
2008	2,158	$6.29	to	$11.94	$24,775	3.58%	0.00%	to	1.50%	-38.65%	to	-37.72%
2007	2,012	$18.42	to	$19.17	$37,523	1.01%	0.00%	to	1.50%	25.48%	to	26.89%
2006	881	$14.68	to	$15.01	$13,022	0.04%	0.40%	to	1.50%	28.88%	to	30.08%
2005	104	$11.39	to	$11.47	$1,191	(a)	0.50%	to	1.50%		(a)	
ING PIMCO High Yield Portfolio - Institutional Class												
2009	278	$12.31	to	$12.32	$3,426	7.29%	0.95%	to	1.00%	48.26%	to	48.31%
2008	73	$8.30	to	$8.31	$609	8.94%	0.95%	to	1.00%	-23.15%	to	-23.06%
2007	74		$10.80		$800	6.11%		1.00%			2.08%	
2006	23		$10.58		$247	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO High Yield Portfolio - Service Class												
2009	969	$11.37	to	$13.71	$12,663	8.04%	0.00%	to	1.50%	47.07%	to	49.41%
2008	505	$7.67	to	$9.18	$4,462	8.96%	0.00%	to	1.50%	-23.68%	to	-22.53%
2007	497	$10.71	to	$11.85	$5,722	7.27%	0.00%	to	1.50%	1.34%	to	2.86%
2006	448	$10.56	to	$11.52	$5,070	6.48%	0.00%	to	1.50%	7.36%	to	8.35%
2005	135	$10.46	to	$10.56	$1,418	(a)	0.50%	to	1.50%		(a)	
ING Pioneer Equity Income Portfolio - Institutional Class												
2009	17,629	$6.85	to	$7.59	$124,824	-	0.00%	to	1.95%	10.45%	to	12.77%
2008	17,559	$6.20	to	$6.74	$111,368	3.16%	0.00%	to	1.95%	-31.49%	to	-30.28%
2007	17,096	$9.05	to	$9.31	$156,482	(c)	0.20%	to	1.95%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Equity Income Portfolio - Service Class												
2009	-		$7.00		$3	(e)	1.05%			(e)		
2008	(e)		(e)		(e)	(e)	(e)			(e)		
2007	(e)		(e)		(e)	(e)	(e)			(e)		
2006	(e)		(e)		(e)	(e)	(e)			(e)		
2005	(e)		(e)		(e)	(e)	(e)			(e)		
ING Pioneer Fund Portfolio - Institutional Class												
2009	1,654	$7.87	to	$10.00	$15,047	1.46%	0.00%	to	1.95%	22.54%	to	24.41%
2008	1,578	$6.37	to	$8.11	$11,631	3.79%	0.00%	to	1.60%	-35.59%	to	-34.52%
2007	1,454	$11.18	to	$12.51	$16,489	0.44%	0.00%	to	1.70%	3.71%	to	5.42%
2006	232	$10.78	to	$11.98	$2,509	(b)	0.00%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Fund Portfolio - Service Class												
2009	39	$8.83	to	$9.13	$353	1.73%	0.45%	to	1.35%	22.44%	to	23.00%
2008	15	$7.22	to	$7.33	$109	3.64%	0.70%	to	1.30%	-35.54%	to	-35.41%
2007	10	$11.20	to	$11.24	$111	-	1.00%	to	1.30%		4.07%	
2006	2		$10.80		$25	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2009	9,133	$7.93	to	$9.51	$83,867	1.50%	0.00%	to	2.10%	23.11%	to	25.46%
2008	8,859	$6.37	to	$7.58	$65,464	2.18%	0.00%	to	1.80%	-34.09%	to	-32.92%
2007	8,727	$11.02	to	$11.30	$96,991	0.08%	0.00%	to	1.80%	4.16%	to	5.26%
2006	74	$10.54	to	$10.65	$783	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2009	37	$8.91	to	$9.40	$342	1.47%	0.10%	to	1.55%	23.49%	to	25.00%
2008	28	$7.27	to	$7.52	$204	3.64%	0.10%	to	1.35%	-34.03%	to	-33.30%
2007	1	$11.02	to	$11.20	$16	(h)	0.35%	to	1.35%		(h)	
2006	1		$10.61		$6	(b)		0.80%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Stock Index Portfolio - Institutional Class												
2009	356	$10.54	to	$11.16	$3,952	0.73%	0.00%	to	1.25%	24.65%	to	26.30%
2008	269	$8.44	to	$8.84	$2,372	3.86%	0.00%	to	1.25%	-37.92%	to	-37.13%
2007	256	$13.55	to	$14.03	$3,588	1.50%	0.05%	to	1.25%	4.04%	to	4.51%
2006	273	$13.00	to	$13.30	$3,625	3.36%	0.15%	to	1.25%		14.55%	
2005	2,166	$11.41	to	$11.56	$25,037	(a)	0.00%	to	0.80%		(a)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2009	21,112	$9.42	to	$12.75	$257,927	2.05%	0.00%	to	1.55%	31.08%	to	33.33%
2008	17,181	$7.12	to	$9.57	$158,868	4.79%	0.00%	to	1.55%	-28.63%	to	-27.50%
2007	13,148	$12.66	to	$13.20	$168,990	1.82%	0.00%	to	1.55%	2.76%	to	4.05%
2006	7,004	$12.32	to	$12.60	$86,924	1.22%	0.30%	to	1.55%	13.00%	to	14.01%
2005	1,752	$10.91	to	$11.01	$19,163	(a)	0.50%	to	1.50%		(a)	
ING T. Rowe Price Equity Income Portfolio - Adviser Class												
2009	142		$9.81		$1,389	1.56%		0.35%			24.18%	
2008	116		$7.90		$918	3.48%		0.35%			-36.19%	
2007	93		$12.38		$1,151	1.02%		0.35%			2.40%	
2006	18		$12.09		$215	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2009	7,785	$7.73	to	$15.37	$110,806	1.81%	0.00%	to	1.65%	22.83%	to	24.96%
2008	6,475	$6.23	to	$12.30	$74,508	4.58%	0.00%	to	1.65%	-36.69%	to	-35.67%
2007	5,633	$13.02	to	$19.12	$101,704	1.42%	0.00%	to	1.65%	1.35%	to	2.78%
2006	4,956	$12.72	to	$18.46	$87,796	1.34%	0.15%	to	1.65%	17.21%	to	18.68%
2005	3,660	$11.39	to	$15.47	$54,938	1.28%	0.30%	to	1.55%	2.34%	to	3.36%
ING Templeton Global Growth Portfolio - Institutional Class												
2009	56	$12.86	to	$13.42	$738	3.04%	0.60%	to	1.75%	30.43%	to	31.96%
2008	77	$9.86	to	$10.17	$774	1.43%	0.60%	to	1.75%	-40.67%	to	-39.96%
2007	71	$16.62	to	$16.94	$1,186	-	0.75%	to	1.90%		1.70%	
2006	-		$16.50		-	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service Class												
2009	402	$7.75	to	$9.11	$3,525	2.24%	0.00%	to	1.50%	30.21%	to	32.26%
2008	315	$5.90	to	$6.89	$2,110	1.09%	0.00%	to	1.50%	-40.57%	to	-39.86%
2007	253	$11.14	to	$11.39	$2,833	1.27%	0.30%	to	1.50%	0.91%	to	1.98%
2006	128	$11.04	to	$11.11	$1,421	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2009	1,715	$8.09	to	$11.13	$18,265	1.34%	0.00%	to	1.50%	22.12%	to	23.98%
2008	1,513	$6.57	to	$8.98	$13,111	4.08%	0.00%	to	1.50%	-33.23%	to	-32.23%
2007	1,338	$12.73	to	$13.25	$17,288	1.68%	0.00%	to	1.50%	1.03%	to	2.11%
2006	1,237	$12.60	to	$12.88	$15,704	1.19%	0.40%	to	1.50%	14.34%	to	15.41%
2005	759	$11.02	to	$11.12	$8,388	(a)	0.50%	to	1.50%		(a)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2009	175	$8.31	to	$8.86	$1,504	0.73%	0.25%	to	1.50%	28.18%	to	29.66%
2008	142	$6.44	to	$6.86	$947	0.71%	0.00%	to	1.50%	-33.77%	to	-33.04%
2007	102	$9.94	to	$10.16	$1,022	-	0.40%	to	1.50%	-5.15%	to	-4.17%
2006	109	$10.42	to	$10.56	$1,141	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Money Market Portfolio - Class I												
2009	24,663	$10.28	to	$57.57	$403,501	0.30%	0.00%	to	2.05%	-1.69%	to	0.35%
2008	32,012	$10.33	to	$57.58	$541,019	5.05%	0.00%	to	1.95%	0.93%	to	13.38%
2007	26,790	$10.73	to	$56.29	$520,246	3.62%	0.00%	to	1.70%	-7.17%	to	5.16%
2006	19,298	$10.51	to	$53.71	$362,772	2.23%	0.00%	to	1.50%	3.32%	to	4.92%
2005	14,234	$10.15	to	$51.39	$210,711	1.20%	0.00%	to	1.50%	1.47%	to	3.03%
ING Global Real Estate Fund - Class A												
2009	2	$13.97	to	$14.00	$24	(e)	0.50%	to	0.80%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Capital Appreciation Fund - Class I												
2009	-	$13.16	to	$13.18	$3	(e)	1.05%	to	1.35%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
ING International SmallCap Multi-Manager Fund - Class A												
2009	117	$12.90	to	$14.31	$1,642	1.31%	0.00%	to	1.75%	42.98%	to	45.43%
2008	131	$9.05	to	$9.84	$1,261	2.18%	0.00%	to	1.70%	-52.54%	to	-51.81%
2007	111	$19.07	to	$20.42	$2,221	0.85%	0.00%	to	1.75%	8.61%	to	9.75%
2006	46	$17.77	to	$18.40	$837	0.79%	0.25%	to	1.45%	24.53%		
2005	20	$14.35	to	$14.52	$283	(a)	0.60%	to	1.25%	(a)		
ING American Century Small-Mid Cap Value Portfolio - Adviser Class												
2009	5		$11.15		$52	-		0.35%		34.66%		
2008	5		$8.28		$39	2.63%		0.35%		-26.92%		
2007	3		$11.33		$37	-		0.35%		-3.49%		
2006	2		$11.74		$22	(b)		0.35%		(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2009	2,396	$9.42	to	$16.14	$35,995	1.64%	0.00%	to	1.50%	33.70%	to	35.74%
2008	1,988	$7.00	to	$11.90	$22,075	0.80%	0.00%	to	1.50%	-27.69%	to	-26.54%
2007	1,876	$12.60	to	$16.20	$28,635	0.41%	0.00%	to	1.50%	-4.31%	to	-2.91%
2006	2,128	$13.07	to	$16.49	$33,826	0.02%	0.00%	to	1.50%	13.67%	to	15.48%
2005	2,244	$12.37	to	$14.45	$31,597	0.19%	0.00%	to	1.50%	6.27%	to	7.85%
ING Baron Asset Portfolio - Service Class												
2009	356	$7.67	to	$8.77	$3,022	-	0.00%	to	1.75%	32.22%	to	34.38%
2008	333	$5.75	to	$6.53	$2,126	-	0.00%	to	1.55%	-42.00%	to	-41.06%
2007	294	$10.76	to	$11.08	$3,217	-	0.00%	to	1.75%	7.35%	to	8.38%
2006	30	$10.07	to	$10.14	$306	(b)	0.50%	to	1.50%	(b)		
2005	(b)		(b)		(b)	(b)		(b)		(b)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Small Cap Growth Portfolio - Adviser Class												
2009	97		$9.74		$947	-		0.35%			34.34%	
2008	30		$7.25		$216	-		0.35%			-41.58%	
2007	21		$12.41		$257	-		0.35%			5.44%	
2006	5		$11.77		$63	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Baron Small Cap Growth Portfolio - Service Class												
2009	7,089	$7.60	to	$16.37	$100,316	-	0.00%	to	1.75%	33.14%	to	35.21%
2008	6,207	$5.66	to	$12.23	$66,236	-	0.00%	to	1.55%	-42.18%	to	-41.24%
2007	5,880	$9.67	to	$21.03	$108,700	-	0.00%	to	1.55%	4.48%	to	6.07%
2006	5,135	$12.61	to	$20.02	$91,451	-	0.00%	to	1.55%	13.49%	to	15.25%
2005	5,042	$12.81	to	$17.55	$79,169	-	0.00%	to	1.50%	5.78%	to	7.37%
ING Columbia Small Cap Value Portfolio - Adviser Class												
2009	3		$7.71		$21	(e)		0.35%			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Columbia Small Cap Value Portfolio - Service Class												
2009	174	$8.13	to	$8.59	$1,441	1.17%	0.00%	to	1.50%	22.81%	to	24.67%
2008	142	$6.62	to	$6.89	$953	0.11%	0.00%	to	1.50%	-35.06%	to	-34.36%
2007	77	$10.19	to	$10.42	$796	-	0.25%	to	1.50%	1.39%	to	2.47%
2006	4	$10.05	to	$10.11	$39	(b)	0.55%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Davis New York Venture Portfolio - Service Class												
2009	840	$7.76	to	$18.15	$12,781	0.66%	0.00%	to	1.50%	29.62%	to	31.62%
2008	735	$5.94	to	$13.79	$8,589	0.78%	0.00%	to	1.50%	-40.12%	to	-39.39%
2007	575	$12.23	to	$22.34	$11,313	0.25%	0.25%	to	1.50%	2.63%	to	3.63%
2006	485	$11.91	to	$21.23	$9,468	0.01%	0.40%	to	1.50%	12.12%	to	13.29%
2005	418	$10.64	to	$19.00	$7,330	-	0.50%	to	1.50%	2.39%	to	3.31%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Fidelity® VIP Mid Cap Portfolio - Service Class												
2009	966	$10.20	to	$10.38	$9,850	4.74%	0.00%	to	0.50%	38.59%	to	39.33%
2008	911	$7.36	to	$7.45	$6,707	0.37%	0.00%	to	0.50%	-40.11%	to	-39.77%
2007	329	$12.29	to	$12.37	$4,044	0.05%	0.00%	to	0.50%		14.43%	
2006	10		$10.74		$110	(b)		0.50%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Index Solution 2015 Portfolio - Adviser Class												
2009	19	$9.05	to	$9.22	$177	0.93%	0.40%	to	1.55%		14.79%	
2008	5	$7.91	to	$7.95	$37	(d)	0.70%	to	1.35%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Solution 2025 Portfolio - Adviser Class												
2009	77	$8.55	to	$8.69	$667	0.27%	0.40%	to	1.35%		18.92%	
2008	11		$7.19		$81	(d)		1.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Solution 2035 Portfolio - Adviser Class												
2009	42	$8.27	to	$8.44	$350	0.50%	0.10%	to	1.35%		21.44%	
2008	7		$6.81		$51	(d)		1.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Index Solution 2045 Portfolio - Adviser Class												
2009	17	$7.96	to	$8.15	$141	-	0.10%	to	1.55%		24.26%	
2008	1		$6.43		$6	(d)		1.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution Income Portfolio - Adviser Class												
2009	6	$9.69	to	$9.90	$59	(i)	0.10%	to	1.45%		(i)	
2008	-		$8.90		$1	(d)		0.70%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING JPMorgan Mid Cap Value Portfolio - Adviser Class												
2009	29		$10.09		$292	1.12%		0.35%			24.88%	
2008	30		$8.08		$245	1.58%		0.35%			-33.44%	
2007	32		$12.14		$386	0.42%		0.35%			1.76%	
2006	8		$11.93		$91	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2009	1,864	$8.12	to	$15.78	$26,549	1.24%	0.00%	to	1.55%	23.68%	to	25.73%
2008	1,843	$6.51	to	$12.56	$21,120	2.10%	0.00%	to	1.55%	-34.08%	to	-33.01%
2007	2,021	$9.76	to	$18.54	$34,984	0.57%	0.00%	to	1.55%	0.77%	to	2.37%
2006	1,892	$12.72	to	$18.11	$32,578	0.01%	0.00%	to	1.55%	14.78%	to	16.46%
2005	1,597	$12.54	to	$15.64	$24,333	0.34%	0.00%	to	1.50%	6.89%	to	8.51%
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class												
2009	13		$8.62		$109	-		0.35%			31.20%	
2008	9		$6.57		$60	-		0.35%			-39.72%	
2007	9		$10.90		$96	-		0.35%			-2.50%	
2006	2		$11.18		$17	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2009	9,611	$7.68	to	$14.19	$102,928	-	0.00%	to	1.50%	30.25%	to	32.39%
2008	10,314	$5.85	to	$10.74	$84,378	-	0.00%	to	1.50%	-40.13%	to	-9.45%
2007	11,836	$9.78	to	$17.67	$161,023	-	0.00%	to	1.50%	-35.62%	to	-1.59%
2006	14,531	$10.02	to	$17.96	$203,807	-	0.00%	to	1.50%	8.64%	to	10.32%
2005	16,715	$9.15	to	$16.28	$213,925	-	0.00%	to	1.50%	9.77%	to	11.43%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class												
2009	16	$9.27	to	$9.98	$151	-	0.00%	to	1.25%	30.38%	to	32.01%
2008	16	$7.11	to	$7.56	$120	-	0.00%	to	1.25%	-40.10%	to	-39.33%
2007	7	$11.87	to	$12.46	$87	-	0.00%	to	1.25%	-3.10%	to	-2.39%
2006	7	$12.25	to	$12.63	$82	-	0.20%	to	1.25%	8.70%	to	9.15%
2005	3	$11.27	to	$11.37	$36	(f)	0.80%	to	1.25%		(f)	
ING Oppenheimer Global Portfolio - Adviser Class												
2009	36		$10.61		$383	1.61%		0.35%			38.51%	
2008	31		$7.66		$238	2.32%		0.35%			-40.85%	
2007	28		$12.95		$365	0.43%		0.35%			5.63%	
2006	8		$12.26		$96	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Oppenheimer Global Portfolio - Initial Class												
2009	46,362	$7.95	to	$12.86	$549,793	2.38%	0.00%	to	1.95%	29.29%	to	44.58%
2008	49,538	$5.74	to	$9.22	$423,940	2.29%	0.00%	to	1.95%	-43.34%	to	-38.16%
2007	57,612	$14.09	to	$15.45	$840,722	1.09%	0.00%	to	1.80%	1.35%	to	11.82%
2006	67,277	$13.46	to	$14.50	$921,330	0.07%	0.00%	to	1.80%	10.53%	to	17.98%
2005	74,501	$11.62	to	$12.29	$881,737	(a)	0.00%	to	1.80%		(a)	
ING Oppenheimer Global Portfolio - Service Class												
2009	35	$13.58	to	$13.84	$486	2.12%	1.00%	to	1.25%	37.59%	to	37.99%
2008	27	$9.87	to	$10.03	$267	1.98%	1.00%	to	1.25%	-41.18%	to	-41.07%
2007	26	$16.78	to	$17.02	$439	1.20%	1.00%	to	1.25%	5.01%	to	5.26%
2006	11	$15.98	to	$16.17	$180	0.09%	1.00%	to	1.25%		16.13%	
2005	1		$13.76		$20	-		1.25%			11.87%	
ING Oppenheimer Strategic Income Portfolio - Adviser Class												
2009	20		$11.87		$239	2.82%		0.35%			20.63%	
2008	26		$9.84		$258	6.75%		0.35%			-16.26%	
2007	23		$11.75		$275	4.98%		0.35%			8.00%	
2006	12		$10.88		$127	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Strategic Income Portfolio - Initial Class												
2009	11,306	$10.26	to	$12.40	$132,935	4.07%	0.00%	to	1.95%	18.29%	to	22.41%
2008	11,204	$8.50	to	$10.20	$109,367	5.72%	0.00%	to	1.95%	-17.26%	to	-14.92%
2007	10,776	$11.42	to	$12.08	$125,688	4.51%	0.00%	to	1.95%	5.82%	to	10.12%
2006	10,430	$10.67	to	$11.11	$112,893	0.39%	0.00%	to	1.95%	6.22%	to	8.39%
2005	11,390	$9.99	to	$10.25	$116,350	(a)	0.00%	to	1.50%		(a)	
ING Oppenheimer Strategic Income Portfolio - Service Class												
2009	58	$10.25	to	$11.36	$609	5.09%	0.35%	to	1.50%	19.58%	to	20.85%
2008	25	$8.59	to	$9.50	$216	0.40%	0.40%	to	1.50%		-17.03%	
2007	330	$11.45	to	$11.58	$3,826	(c)	0.95%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING PIMCO Total Return Portfolio - Adviser Class												
2009	96		$12.70		$1,215	3.17%		0.35%			11.99%	
2008	77		$11.34		$870	5.48%		0.35%			-0.79%	
2007	48		$11.43		$554	4.13%		0.35%			8.75%	
2006	26		$10.51		$269	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO Total Return Portfolio - Service Class												
2009	12,634	$11.37	to	$15.32	$175,181	3.28%	0.00%	to	1.95%	10.40%	to	12.68%
2008	8,434	$10.17	to	$13.60	$104,849	5.43%	0.00%	to	1.95%	-1.87%	to	-0.25%
2007	6,608	$10.22	to	$13.44	$83,010	3.25%	0.00%	to	1.75%	7.71%	to	9.17%
2006	5,395	$10.50	to	$12.26	$62,923	1.70%	0.20%	to	1.55%	2.47%	to	3.64%
2005	4,813	$10.27	to	$11.91	$54,953	1.68%	0.35%	to	1.50%	0.53%	to	1.72%
ING Pioneer High Yield Portfolio - Initial Class												
2009	1,047	$11.50	to	$13.35	$13,508	6.43%	0.00%	to	1.95%	64.58%	to	67.08%
2008	508	$6.96	to	$7.99	$3,967	8.59%	0.00%	to	1.50%	-30.43%	to	-29.42%
2007	465	$11.04	to	$11.32	$5,184	6.31%	0.00%	to	1.50%	4.55%	to	6.19%
2006	94	$10.56	to	$10.66	$1,000	(b)	0.00%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Service Class												
2009	14	$12.57	to	$13.06	$181	6.87%	0.35%	to	1.40%	64.31%	to	65.47%
2008	11	$7.65	to	$7.79	$81	7.95%	0.70%	to	1.40%	-30.49%	to	-30.32%
2007	9	$11.02	to	$11.11	$95	5.94%	0.85%	to	1.35%		4.82%	
2006	1	$10.56	to	$10.60	$6	(b)	0.70%	to	1.20%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2015 Portfolio - Adviser Class												
2009	1,347	$10.26	to	$11.03	$14,444	3.68%	0.00%	to	1.55%	20.28%	to	22.15%
2008	1,203	$8.52	to	$9.03	$10,621	1.79%	0.00%	to	1.55%	-28.20%	to	-27.06%
2007	800	$11.72	to	$12.38	$9,750	0.70%	0.00%	to	1.55%	2.68%	to	4.06%
2006	243	$11.27	to	$11.83	$2,850	0.17%	0.20%	to	1.55%	9.47%	to	10.26%
2005	41	$10.66	to	$10.72	$440	(a)	0.25%	to	1.05%		(a)	
ING Solution 2015 Portfolio - Service Class												
2009	4,158	$8.71	to	$11.17	$44,359	3.84%	0.00%	to	1.50%	20.49%	to	22.39%
2008	3,218	$7.17	to	$9.13	$28,425	1.76%	0.00%	to	1.50%	-27.98%	to	-26.84%
2007	2,485	$11.99	to	$12.48	$30,299	0.55%	0.00%	to	1.50%	3.01%	to	4.61%
2006	1,294	$11.64	to	$11.93	$15,208	0.16%	0.00%	to	1.50%	9.18%	to	10.25%
2005	185	$10.66	to	$10.76	$1,980	(a)	0.50%	to	1.50%		(a)	
ING Solution 2025 Portfolio - Adviser Class												
2009	1,753	$9.82	to	$10.64	$18,118	3.06%	0.00%	to	1.55%	23.44%	to	25.32%
2008	1,449	$7.86	to	$8.49	$12,028	1.43%	0.00%	to	1.55%	-34.96%	to	-33.93%
2007	957	$11.94	to	$12.85	$12,103	0.50%	0.00%	to	1.55%	2.66%	to	3.99%
2006	360	$12.01	to	$12.29	$4,390	0.22%	0.20%	to	1.55%	11.19%	to	12.15%
2005	24	$10.89	to	$10.95	$266	(a)	0.25%	to	1.05%		(a)	
ING Solution 2025 Portfolio - Service Class												
2009	6,278	$8.03	to	$10.78	$64,506	3.13%	0.00%	to	1.50%	23.86%	to	25.93%
2008	4,569	$6.43	to	$8.57	$37,936	1.41%	0.00%	to	1.50%	-34.86%	to	-33.95%
2007	3,127	$9.87	to	$12.96	$39,563	0.41%	0.00%	to	1.50%	3.06%	to	4.31%
2006	1,488	$12.08	to	$12.38	$18,183	0.24%	0.00%	to	1.50%	10.93%	to	12.04%
2005	176	$10.89	to	$10.99	$1,918	(a)	0.50%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Adviser Class												
2009	1,547	$9.77	to	$10.71	$16,062	2.66%	0.00%	to	1.55%	26.08%	to	28.11%
2008	1,196	$7.66	to	$8.36	$9,767	1.45%	0.00%	to	1.55%	-38.14%	to	-37.24%
2007	750	$12.24	to	$13.32	$9,830	0.44%	0.00%	to	1.55%	3.40%	to	4.75%
2006	307	$11.69	to	$12.64	$3,854	0.11%	0.20%	to	1.55%	12.75%	to	13.68%
2005	40	$11.05	to	$11.11	$440	(a)	0.25%	to	1.05%		(a)	
ING Solution 2035 Portfolio - Service Class												
2009	5,065	$7.78	to	$10.84	$52,312	2.79%	0.00%	to	1.50%	26.47%	to	28.44%
2008	3,386	$6.11	to	$8.45	$27,711	1.40%	0.00%	to	1.50%	-37.97%	to	-36.99%
2007	2,101	$12.88	to	$13.41	$27,544	0.44%	0.00%	to	1.50%	3.70%	to	4.98%
2006	956	$12.42	to	$12.74	$12,006	0.11%	0.00%	to	1.50%	12.40%	to	13.58%
2005	106	$11.05	to	$11.15	$1,176	(a)	0.50%	to	1.50%		(a)	
ING Solution 2045 Portfolio - Adviser Class												
2009	1,072	$9.58	to	$10.68	$11,165	2.16%	0.00%	to	1.55%	27.31%	to	29.30%
2008	797	$7.43	to	$8.26	$6,465	1.10%	0.00%	to	1.55%	-40.86%	to	-39.93%
2007	579	$12.42	to	$13.75	$7,858	0.24%	0.00%	to	1.55%	3.86%	to	5.24%
2006	174	$12.70	to	$12.99	$2,250	0.03%	0.20%	to	1.55%	13.66%	to	14.56%
2005	23	$11.27	to	$11.33	$256	(a)	0.25%	to	1.05%		(a)	
ING Solution 2045 Portfolio - Service Class												
2009	3,511	$7.51	to	$10.81	$36,075	2.34%	0.00%	to	1.50%	27.92%	to	29.93%
2008	2,197	$5.82	to	$8.32	$17,688	1.13%	0.00%	to	1.50%	-40.72%	to	-39.88%
2007	1,293	$9.89	to	$13.84	$17,462	0.25%	0.00%	to	1.50%	4.15%	to	5.38%
2006	589	$12.76	to	$13.08	$7,586	0.03%	0.00%	to	1.50%	13.32%	to	14.47%
2005	52	$11.26	to	$11.36	$586	(a)	0.50%	to	1.50%		(a)	
ING Solution Growth and Income Portfolio - Service Class												
2009	167	$9.04	to	$9.22	$1,529	0.93%	0.25%	to	1.50%	18.61%	to	19.90%
2008	82	$7.63	to	$7.69	$625	(d)	0.25%	to	1.40%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Growth Portfolio - Service Class												
2009	86	$8.45	to	$8.63	$737	0.66%	0.25%	to	1.50%	22.87%	to	23.99%
2008	25	$6.91	to	$6.96	$174	(d)	0.25%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Solution Income Portfolio - Adviser Class												
2009	776	$10.61	to	$11.32	$8,576	5.19%	0.00%	to	1.40%	15.42%	to	16.94%
2008	854	$9.19	to	$9.68	$8,109	1.98%	0.00%	to	1.40%	-18.09%	to	-16.91%
2007	646	$11.22	to	$11.65	$7,427	0.90%	0.00%	to	1.40%	3.41%	to	4.70%
2006	150	$10.85	to	$11.07	$1,657	0.10%	0.20%	to	1.40%	6.12%	to	6.50%
2005	4	$10.29	to	$10.31	$40	(a)	0.70%	to	1.00%		(a)	
ING Solution Income Portfolio - Service Class												
2009	852	$9.63	to	$11.47	$9,378	5.44%	0.00%	to	1.50%	15.44%	to	17.28%
2008	733	$8.35	to	$9.78	$6,949	2.09%	0.00%	to	1.50%	-17.91%	to	-16.70%
2007	644	$11.28	to	$11.74	$7,385	0.65%	0.00%	to	1.50%	3.68%	to	4.87%
2006	250	$10.88	to	$11.13	$2,746	0.16%	0.15%	to	1.50%	5.73%	to	6.76%
2005	33	$10.29	to	$10.36	$341	(a)	0.50%	to	1.50%		(a)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2009	30		$10.40		$313	-		0.35%			45.05%	
2008	30		$7.17		$212	-		0.35%			-43.54%	
2007	29		$12.70		$365	-		0.35%			12.29%	
2006	3		$11.31		$39	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2009	25,435	$8.04	to	$11.95	$281,756	0.43%	0.00%	to	1.50%	40.28%	to	52.34%
2008	26,223	$5.53	to	$8.17	$200,073	0.48%	0.00%	to	1.50%	-45.52%	to	-41.84%
2007	28,669	$11.84	to	$14.41	$389,300	0.19%	0.00%	to	1.50%	6.13%	to	16.20%
2006	33,002	$10.59	to	$12.72	$397,287	-	0.00%	to	1.50%	3.11%	to	9.05%
2005	38,267	$11.07	to	$11.60	$429,422	(a)	0.00%	to	1.50%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2009	36	$8.02	to	$11.55	$368	0.31%	0.00%	to	1.25%	44.22%	to	46.02%
2008	37	$5.56	to	$7.91	$272	-	0.00%	to	1.25%	-44.01%	to	-43.26%
2007	39	$9.93	to	$13.94	$514	-	0.00%	to	1.25%	11.57%	to	12.61%
2006	35	$8.90	to	$12.27	$425	-	0.20%	to	1.25%	7.62%	to	8.39%
2005	22	$8.27	to	$11.20	$230	-	0.55%	to	1.25%	7.59%	to	7.88%
ING T. Rowe Price Growth Equity Portfolio - Adviser Class												
2009	105		$10.21		$1,070	-		0.35%			41.81%	
2008	103		$7.20		$743	0.32%		0.35%			-42.72%	
2007	92		$12.57		$1,155	-		0.35%			9.02%	
2006	12		$11.53		$143	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2009	10,235	$7.99	to	$24.73	$200,867	0.17%	0.00%	to	1.50%	40.83%	to	43.01%
2008	10,195	$5.63	to	$17.48	$141,775	1.37%	0.00%	to	1.50%	-43.12%	to	-30.59%
2007	11,199	$10.39	to	$30.54	$275,025	0.48%	0.00%	to	1.50%	-10.73%	to	9.89%
2006	12,312	$9.60	to	$28.07	$281,531	0.24%	0.00%	to	1.50%	11.63%	to	13.33%
2005	13,745	$11.71	to	$25.03	$282,041	0.48%	0.00%	to	1.50%	4.59%	to	6.15%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2009	140	$10.60	to	$12.48	$1,598	-	0.00%	to	1.55%	40.40%	to	42.58%
2008	126	$7.55	to	$8.84	$1,018	1.15%	0.00%	to	1.55%	-43.28%	to	-42.36%
2007	88	$13.31	to	$15.48	$1,234	0.19%	0.00%	to	1.55%	7.95%	to	9.11%
2006	67	$12.33	to	$14.27	$867	-	0.20%	to	1.55%	11.59%	to	12.56%
2005	39	$11.13	to	$12.75	$446	0.60%	0.45%	to	1.30%	4.60%	to	5.23%
ING Templeton Foreign Equity Portfolio - Adviser Class												
2009	26		$8.26		$215	-		0.35%			30.90%	
2008	23		$6.31		$143	(d)		0.35%			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Initial Class												
2009	11,443	$8.11	to	$8.38	$94,024	-	0.00%	to	1.50%	30.10%	to	32.18%
2008	12,039	$6.23	to	$6.34	$75,608	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Templeton Foreign Equity Portfolio - Service Class												
2009	6	$9.64	to	$10.17	$57	-	0.00%	to	1.45%	30.01%	to	31.91%
2008	5	$7.43	to	$7.71	$40	0.04%	0.00%	to	1.40%		-41.32%	
2007	425	$12.66	to	$12.99	$5,433	1.43%	0.00%	to	1.50%	13.44%	to	14.69%
2006	27	$11.16	to	$11.23	$302	(b)	0.50%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Thornburg Value Portfolio - Adviser Class												
2009	40		$10.81		$429	0.83%		0.35%			43.56%	
2008	39		$7.53		$295	0.25%		0.35%			-40.24%	
2007	41		$12.60		$521	-		0.35%			6.33%	
2006	5		$11.85		$54	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Thornburg Value Portfolio - Initial Class												
2009	4,320	$6.40	to	$30.95	$89,807	1.14%	0.00%	to	1.50%	42.54%	to	44.85%
2008	4,224	$4.48	to	$21.60	$61,486	0.54%	0.00%	to	1.50%	-40.74%	to	-39.78%
2007	4,540	$7.56	to	$36.21	$113,433	0.45%	0.00%	to	1.50%	5.60%	to	7.23%
2006	5,003	$7.15	to	$34.10	$117,356	0.47%	0.00%	to	1.50%	15.11%	to	16.85%
2005	5,863	$9.90	to	$29.48	$118,725	0.78%	0.00%	to	1.50%	0.00%	to	1.56%
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class												
2009	9		$8.82		$77	1.67%		0.35%			30.67%	
2008	6		$6.75		$43	3.57%		0.35%			-40.27%	
2007	1		$11.30		$13	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2009	6,024	$7.50	to	$16.50	$76,337	1.44%	0.00%	to	1.95%	29.15%	to	31.83%
2008	6,593	$5.74	to	$12.52	$64,277	2.42%	0.00%	to	1.95%	-40.95%	to	-5.47%
2007	7,798	$11.71	to	$20.79	$126,472	0.72%	0.00%	to	1.95%	-37.09%	to	1.17%
2006	8,239	$11.75	to	$20.55	$135,280	0.80%	0.00%	to	1.95%	12.23%	to	14.55%
2005	9,161	$10.42	to	$17.94	$134,490	0.87%	0.00%	to	1.50%	7.49%	to	9.39%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2009	1		$8.54		$10	-		1.00%			30.18%	
2008	1		$6.56		$6	-		1.00%			-40.58%	
2007	1		$11.04		$6	-		1.00%			-0.09%	
2006	-		$11.05		$3	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Comstock Portfolio - Adviser Class												
2009	30		$9.39		$284	2.04%		0.35%			27.76%	
2008	28		$7.35		$206	3.06%		0.35%			-36.80%	
2007	33		$11.63		$382	1.50%		0.35%			-2.92%	
2006	13		$11.98		$151	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Comstock Portfolio - Service Class												
2009	4,478	$7.70	to	$13.12	$51,283	2.28%	0.00%	to	1.95%	25.95%	to	28.60%
2008	4,775	$6.03	to	$10.31	$42,974	3.72%	0.00%	to	1.95%	-37.70%	to	-36.68%
2007	5,857	$12.01	to	$16.39	$83,912	1.24%	0.25%	to	1.95%	-3.74%	to	-2.54%
2006	6,763	$12.38	to	$16.94	$100,241	0.74%	0.30%	to	1.95%	13.56%	to	15.52%
2005	7,429	$11.46	to	$14.77	$98,136	0.60%	0.00%	to	1.50%	1.97%	to	3.10%
ING Van Kampen Equity and Income Portfolio - Adviser Class												
2009	46		$10.80		$492	1.50%		0.35%			21.62%	
2008	35		$8.88		$308	7.05%		0.35%			-24.04%	
2007	17		$11.69		$203	2.68%		0.35%			2.72%	
2006	2		$11.38		$21	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Equity and Income Portfolio - Initial Class												
2009	21,103	$9.11	to	$12.30	$240,779	1.87%	0.00%	to	1.95%	14.24%	to	25.89%
2008	23,075	$7.48	to	$10.03	$216,996	5.17%	0.00%	to	1.95%	-30.76%	to	-21.09%
2007	26,353	$11.95	to	$13.08	$325,269	2.45%	0.00%	to	1.95%	-1.13%	to	8.09%
2006	31,545	$11.77	to	$12.63	$378,557	1.93%	0.00%	to	1.95%	6.18%	to	12.67%
2005	31,676	$10.66	to	$11.21	$344,729	(a)	0.00%	to	1.50%	(a)		
ING Van Kampen Equity and Income Portfolio - Service Class												
2009	4	$35.54	to	$36.27	$149	1.31%	1.00%	to	1.25%	20.84%	to	21.14%
2008	5	$29.41	to	$30.80	$157	5.22%	0.60%	to	1.25%	-24.51%	to	-24.03%
2007	5	$12.58	to	$40.54	$188	2.88%	0.60%	to	1.25%	2.02%	to	2.66%
2006	3	$12.33	to	$39.49	$90	2.00%	0.60%	to	1.25%	10.98%	to	11.31%
2005	-	$11.11	to	$34.76	$13	-	1.00%	to	1.25%	6.42%	to	6.69%
ING Growth and Income Fund - Class A												
2009	9	$13.49	to	$13.64	$129	(e)	0.40%	to	1.55%	(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
ING Strategic Allocation Conservative Portfolio - Class I												
2009	1,943	$8.92	to	$19.06	$29,313	7.90%	0.00%	to	1.95%	15.62%	to	17.94%
2008	1,959	$7.64	to	$16.17	$25,840	4.38%	0.00%	to	1.95%	-25.08%	to	-23.58%
2007	2,130	$11.88	to	$21.16	$37,661	3.11%	0.00%	to	1.95%	4.12%	to	5.81%
2006	2,335	$11.41	to	$20.00	$39,520	2.61%	0.00%	to	1.95%	6.22%	to	8.40%
2005	4,513	$10.97	to	$18.82	$73,683	1.50%	0.00%	to	1.70%	3.09%	to	4.67%
ING Strategic Allocation Growth Portfolio - Class I												
2009	4,155	$7.83	to	$18.80	$60,353	9.30%	0.00%	to	1.95%	22.80%	to	25.27%
2008	4,099	$6.30	to	$15.01	$48,875	2.56%	0.00%	to	1.95%	-37.31%	to	-26.13%
2007	4,414	$11.45	to	$23.47	$84,589	1.70%	0.00%	to	1.95%	-11.33%	to	5.05%
2006	4,732	$11.07	to	$22.35	$88,592	1.35%	0.00%	to	1.95%	11.01%	to	13.22%
2005	4,786	$11.29	to	$19.77	$81,185	1.18%	0.00%	to	1.70%	2.45%	to	6.19%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Moderate Portfolio - Class I												
2009	3,969	$8.34	to	$18.68	$56,060	8.62%	0.00%	to	1.60%	19.91%	to	21.77%
2008	3,902	$6.91	to	$15.34	$46,525	3.19%	0.00%	to	1.60%	-31.57%	to	-30.47%
2007	4,075	$11.78	to	$22.07	$73,150	2.16%	0.00%	to	1.60%	3.82%	to	5.49%
2006	4,726	$11.34	to	$20.93	$82,807	1.80%	0.00%	to	1.60%	9.37%	to	11.21%
2005	2,405	$10.68	to	$18.45	$39,166	2.10%	0.00%	to	1.70%	2.19%	to	3.83%
ING Growth and Income Portfolio - Class A												
2009	47		$8.62		$403	1.03%		0.35%			29.24%	
2008	56		$6.67		$371	1.89%		0.35%			-38.18%	
2007	15		$10.79		$158	(c)		0.35%			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING Growth and Income Portfolio - Class I												
2009	53,908	$7.88	to	$276.06	$1,084,132	1.44%	0.00%	to	1.95%	27.76%	to	30.30%
2008	59,428	$6.10	to	$213.96	$926,638	1.44%	0.00%	to	1.95%	-38.89%	to	-6.86%
2007	70,409	$10.98	to	$346.30	$1,758,568	1.34%	0.00%	to	1.95%	-29.85%	to	7.42%
2006	80,060	$10.30	to	$325.50	$1,940,188	1.15%	0.00%	to	1.95%	12.51%	to	14.17%
2005	91,075	$9.09	to	$287.09	$1,975,255	1.00%	0.00%	to	1.50%	6.51%	to	8.13%
ING Growth and Income Portfolio - Class S												
2009	97	$8.59	to	$12.43	$884	1.68%	0.00%	to	1.50%	28.98%	to	29.55%
2008	46	$6.66	to	$6.70	$305	2.96%	0.30%	to	0.75%	-38.22%	to	-37.96%
2007	9	$10.78	to	$10.80	$101	(c)	0.30%	to	0.75%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
ING GET U.S. Core Portfolio - Series 5												
2009	40		$10.54		$420	3.55%		1.75%			-0.09%	
2008	46	$10.55	to	$10.56	$481	1.40%		1.75%			-8.97%	
2007	57	$11.59	to	$11.60	$660	1.78%		1.75%		0.35%	to	0.43%
2006	59		$11.55		$685	1.94%		1.75%			9.27%	
2005	61		$10.57		$645	0.89%		1.75%			0.96%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2009	192	$10.32	to	$10.33	$1,981	2.09%	1.75%			-0.10%		
2008	216	$10.33	to	$10.34	$2,235	1.82%	1.75%			-7.85%	to	-7.76%
2007	260	$11.20	to	$11.21	$2,918	2.25%	1.75%			1.45%	to	1.54%
2006	356	$11.04	to	$11.05	$3,931	2.33%	1.75%			8.55%	to	8.65%
2005	454		$10.17		$4,616	0.39%	1.75%				0.89%	
ING GET U.S. Core Portfolio - Series 7												
2009	165	$10.25	to	$10.63	$1,715	2.13%	1.00%	to	1.75%	-0.77%	to	0.00%
2008	195	$10.33	to	$10.63	$2,036	1.98%	1.00%	to	1.75%	-6.68%	to	-5.93%
2007	226	$11.06	to	$11.30	$2,516	2.37%	1.00%	to	1.75%	1.47%	to	2.26%
2006	325	$10.90	to	$11.05	$3,556	2.41%	1.00%	to	1.75%	8.35%	to	9.19%
2005	391	$10.06	to	$10.12	$3,939	0.05%	1.00%	to	1.75%	0.60%	to	1.10%
ING GET U.S. Core Portfolio - Series 8												
2009	34	$10.29	to	$10.30	$350	2.31%	1.75%			0.10%	to	0.19%
2008	75	$10.28	to	$10.29	$774	1.95%	1.75%			-8.13%	to	-8.04%
2007	87	$11.18	to	$11.19	$969	1.94%	1.75%				1.82%	
2006	137	$10.98	to	$10.99	$1,507	1.77%	1.75%			8.71%	to	8.81%
2005	154		$10.10		$1,556	(a)	1.75%				(a)	
ING GET U.S. Core Portfolio - Series 9												
2009	14		$10.25		$141	2.12%	1.75%				-0.19%	
2008	14		$10.27		$142	1.96%	1.75%				-6.81%	
2007	15		$11.02		$164	2.41%	1.75%			2.04%	to	2.13%
2006	16	$10.79	to	$10.80	$168	1.48%	1.75%				8.22%	
2005	22	$9.97	to	$9.98	$220	(a)	1.75%				(a)	
ING GET U.S. Core Portfolio - Series 10												
2009	7		$10.08		$68	2.90%	1.75%				-2.61%	
2008	7		$10.35		$70	2.74%	1.75%				-5.48%	
2007	7		$10.95		$76	1.32%	1.75%				1.77%	
2006	7		$10.76		$76	0.84%	1.75%				7.82%	
2005	11		$9.98		$107	(a)	1.75%				(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2009	3	$10.25	to	$10.26	$31	3.17%		1.75%		-2.57%	to	-2.47%
2008	3		$10.52		$32	2.53%		1.75%			-1.22%	
2007	4		$10.65		$47	4.26%		1.75%			0.28%	
2006	4		$10.62		$47	0.08%		1.75%		5.99%	to	6.09%
2005	8	$10.01	to	$10.02	$80	(a)	1.15%	to	1.25%		(a)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2009	8,967	$4.33	to	$14.70	$42,053	-	0.00%	to	1.90%	49.80%	to	52.74%
2008	7,555	$2.88	to	$9.65	$23,396	-	0.00%	to	1.60%	-40.75%	to	-39.74%
2007	8,355	$4.86	to	$16.07	$42,834	-	0.00%	to	1.90%	17.02%	to	19.06%
2006	8,763	$4.14	to	$13.50	$37,594	-	0.00%	to	1.60%	5.60%	to	7.21%
2005	10,034	$3.92	to	$11.04	$40,552	-	0.00%	to	1.50%	10.06%	to	11.83%
ING Index Plus LargeCap Portfolio - Class I												
2009	18,196	$7.27	to	$19.01	$283,441	3.01%	0.00%	to	1.95%	20.75%	to	23.20%
2008	19,363	$5.99	to	$15.43	$247,468	2.11%	0.00%	to	1.95%	-38.41%	to	-37.20%
2007	22,182	$9.68	to	$24.64	$469,092	1.25%	0.00%	to	1.95%	2.98%	to	5.00%
2006	26,449	$9.36	to	$23.55	$539,452	1.08%	0.00%	to	1.95%	12.29%	to	14.59%
2005	29,222	$11.05	to	$20.64	$532,133	1.22%	0.00%	to	1.85%	3.46%	to	5.37%
ING Index Plus LargeCap Portfolio - Class S												
2009	40		$9.29		$375	2.57%		0.35%			22.56%	
2008	43		$7.58		$325	1.52%		0.35%			-37.56%	
2007	28		$12.14		$334	-		0.35%			4.39%	
2006	1		$11.63		$7	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING Index Plus MidCap Portfolio - Class I												
2009	14,483	$7.88	to	$22.05	$274,072	1.65%	0.00%	to	2.10%	28.97%	to	31.80%
2008	14,637	$6.03	to	$16.74	$212,512	1.44%	0.00%	to	2.10%	-38.76%	to	-37.58%
2007	16,185	$13.29	to	$26.82	$381,531	0.81%	0.00%	to	1.95%	3.51%	to	5.23%
2006	18,518	$12.68	to	$25.09	$421,728	0.62%	0.00%	to	1.95%	7.28%	to	9.43%
2005	19,654	$12.22	to	$23.22	$416,465	0.44%	0.00%	to	1.95%	9.08%	to	11.15%

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Index Plus MidCap Portfolio - Class S						
2009	49	$9.55	$472	1.09%	0.35%	31.00%
2008	36	$7.29	$260	1.33%	0.35%	-37.90%
2007	29	$11.74	$343	0.52%	0.35%	4.92%
2006	4	$11.19	$43	(b)	0.35%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Index Plus SmallCap Portfolio - Class I						
2009	7,647	$7.67 to $15.83	$103,515	1.74%	0.00% to 2.10%	22.25% to 24.85%
2008	7,836	$6.19 to $12.68	$85,771	0.96%	0.00% to 2.10%	-34.86% to -33.54%
2007	9,070	$12.14 to $19.08	$151,310	0.48%	0.00% to 2.15%	-8.00% to -6.48%
2006	10,525	$13.03 to $20.09	$189,877	0.41%	0.00% to 1.95%	11.75% to 13.78%
2005	11,258	$12.34 to $17.88	$182,246	0.30%	0.00% to 1.85%	5.65% to 7.65%
ING Index Plus SmallCap Portfolio - Class S						
2009	14	$8.74	$122	1.11%	0.35%	23.97%
2008	8	$7.05	$58	-	0.35%	-33.86%
2007	8	$10.66	$90	-	0.35%	-6.82%
2006	5	$11.44	$52	(b)	0.35%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING International Index Portfolio - Class I						
2009	2,401	$7.43 to $13.44	$19,407	-	0.00% to 1.60%	26.18% to 27.56%
2008	37	$5.92 to $5.95	$220	(d)	0.30% to 1.25%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING International Index Portfolio - Class S						
2009	1	$12.80	$19	(e)	0.35%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Opportunistic Large Cap Portfolio - Class I												
2009	5,673	$7.13	to	$17.81	$82,042	2.18%	0.00%	to	1.85%	13.01%	to	15.15%
2008	3,555	$6.24	to	$15.47	$44,326	2.10%	0.00%	to	1.85%	-36.59%	to	-35.65%
2007	4,155	$12.12	to	$24.08	$82,179	1.70%	0.00%	to	1.60%	1.40%	to	3.00%
2006	4,980	$11.84	to	$23.34	$96,810	1.42%	0.00%	to	1.60%	14.29%	to	16.06%
2005	5,822	$10.27	to	$20.11	$97,980	1.77%	0.00%	to	1.50%	5.44%	to	7.03%
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2009	221	$12.47	to	$12.76	$2,772	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2009	29	$12.15	to	$12.60	$353	(e)	0.00%	to	1.35%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Large Cap Index Portfolio - Class I												
2009	1,190	$8.06	to	$8.27	$9,692	-	0.00%	to	1.60%	21.90%	to	23.65%
2008	403	$6.62	to	$6.68	$2,675	(d)	0.00%	to	1.45%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Value Index Portfolio - Class I												
2009	7	$11.85	to	$11.86	$79	(e)	1.15%	to	1.25%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

412

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2009	165	$11.81	to	$11.92	$1,952	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2009	237	$12.80	to	$12.92	$3,049	(e)	0.00%	to	1.50%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2009	433	$8.15	to	$8.36	$3,562	-	0.00%	to	1.50%	38.41%	to	40.27%
2008	224	$5.91	to	$5.96	$1,329	(d)	0.00%	to	1.25%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Small Cap Index Portfolio - Class I												
2009	225	$8.65	to	$8.83	$1,962	-	0.25%	to	1.50%	24.78%	to	26.32%
2008	91	$6.94	to	$6.99	$635	(d)	0.25%	to	1.40%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
ING Small Company Portfolio - Class I												
2009	5,202	$8.35	to	$27.77	$107,672	0.61%	0.00%	to	1.50%	25.65%	to	27.62%
2008	5,178	$6.59	to	$21.76	$86,261	1.08%	0.00%	to	1.50%	-32.09%	to	-31.10%
2007	5,336	$14.34	to	$31.63	$135,138	0.19%	0.00%	to	1.50%	4.29%	to	5.90%
2006	6,886	$13.75	to	$29.99	$169,087	0.39%	0.00%	to	1.50%	15.06%	to	16.80%
2005	7,440	$12.03	to	$25.78	$158,729	0.14%	0.00%	to	1.50%	8.64%	to	10.28%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Small Company Portfolio - Class S												
2009	11		$10.80		$118	0.92%		0.35%			26.76%		
2008	12		$8.52		$100	1.07%		0.35%			-31.46%		
2007	7		$12.43		$87	-		0.35%			5.34%		
2006	1		$11.80		$11	(b)		0.35%			(b)		
2005	(b)		(b)		(b)	(b)		(b)			(b)		
ING U.S. Bond Index Portfolio - Class I												
2009	368	$10.61	to	$10.87	$3,932	2.62%	0.00%	to	1.50%	4.32%	to	5.84%
2008	153	$10.17	to	$10.27	$1,559	(d)	0.00%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)		
2006	(d)		(d)		(d)	(d)		(d)			(d)		
2005	(d)		(d)		(d)	(d)		(d)			(d)		
ING International Value Portfolio - Class I												
2009	7,742	$7.16	to	$14.85	$105,099	1.56%	0.00%	to	1.70%	25.00%	to	27.22%
2008	7,918	$5.67	to	$11.79	$84,985	2.94%	0.00%	to	1.70%	-43.63%	to	-42.79%
2007	8,365	$16.66	to	$20.79	$158,131	1.78%	0.00%	to	1.55%	11.69%	to	13.15%
2006	7,376	$14.78	to	$18.51	$123,753	2.42%	0.30%	to	1.55%	27.45%	to	29.01%
2005	5,941	$12.35	to	$14.45	$78,444	2.43%	0.00%	to	1.55%	7.82%	to	9.15%
ING International Value Portfolio - Class S												
2009	26		$10.88		$283	1.51%		0.35%			25.78%		
2008	29		$8.65		$248	3.02%		0.35%			-42.52%		
2007	32		$15.05		$480	1.48%		0.35%			12.65%		
2006	5		$13.36		$60	(b)		0.35%			(b)		
2005	(b)		(b)		(b)	(b)		(b)			(b)		
ING MidCap Opportunities Portfolio - Class I												
2009	998	$8.92	to	$14.17	$12,935	0.21%	0.00%	to	1.50%	39.29%	to	41.60%
2008	935	$6.36	to	$10.69	$8,648	-	0.00%	to	1.50%	-38.51%	to	-37.84%
2007	649	$14.57	to	$17.22	$9,758	-	0.20%	to	1.50%	23.79%	to	25.10%
2006	509	$11.77	to	$12.55	$6,141	-	0.40%	to	1.50%	6.21%	to	7.25%
2005	467	$11.08	to	$12.83	$5,277	-	0.50%	to	1.50%	0.87%	to	9.78%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MidCap Opportunities Portfolio - Class S												
2009	23		$12.21		$276	-		0.35%			40.51%	
2008	12		$8.69		$108	-		0.35%			-37.93%	
2007	5		$14.00		$70	-		0.35%			25.00%	
2006	-		$11.20		$3	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING SmallCap Opportunities Portfolio - Class I												
2009	1,414	$7.92	to	$12.81	$11,898	-	0.00%	to	1.50%	28.99%	to	31.05%
2008	1,290	$6.14	to	$9.68	$8,367	-	0.00%	to	1.50%	-35.44%	to	-34.62%
2007	1,200	$9.51	to	$15.30	$11,915	-	0.20%	to	1.50%	8.44%	to	9.67%
2006	1,122	$8.77	to	$13.46	$10,191	-	0.40%	to	1.50%	10.87%	to	12.17%
2005	1,146	$7.91	to	$8.97	$9,331	-	0.40%	to	1.50%	1.86%	to	8.64%
ING SmallCap Opportunities Portfolio - Class S												
2009	6		$10.68		$60	-		0.35%			30.24%	
2008	6		$8.20		$47	-		0.35%			-34.82%	
2007	1		$12.58		$17	-		0.35%			9.39%	
2006	1		$11.50		$10	(b)		0.35%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2009	8	$20.91	to	$33.21	$261	6.84%	0.50%	to	1.45%	24.06%	to	25.25%
2008	9	$16.64	to	$26.71	$236	2.32%	0.50%	to	1.45%	-17.06%	to	-16.23%
2007	13	$13.48	to	$32.14	$367	2.63%	0.30%	to	1.45%	8.96%	to	9.95%
2006	14	$12.22	to	$29.45	$394	1.90%	0.40%	to	1.45%	9.10%	to	10.17%
2005	20	$12.45	to	$26.93	$508	0.01%	0.50%	to	1.50%	6.38%	to	7.28%
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2009	14	$15.57	to	$25.35	$327	-	0.30%	to	1.50%	42.60%	to	44.34%
2008	15	$10.77	to	$17.72	$240	0.27%	0.30%	to	1.50%	-44.52%	to	-43.95%
2007	17	$19.37	to	$31.89	$490	0.21%	0.45%	to	1.45%	20.28%	to	21.49%
2006	19	$15.92	to	$26.46	$466	-	0.25%	to	1.45%	11.97%	to	13.37%
2005	22	$14.12	to	$23.58	$489	-	0.25%	to	1.50%	10.59%	to	11.99%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2009	3	$17.63	to	$26.20	$62	5.00%	0.50%	to	1.50%	11.54%	to	12.63%
2008	5	$15.77	to	$23.44	$98	4.06%	0.50%	to	1.50%	4.71%	to	5.53%
2007	5	$15.06	to	$22.38	$99	4.67%	0.50%	to	1.25%	5.67%	to	6.47%
2006	6	$14.25	to	$21.18	$114	4.37%	0.50%	to	1.25%	2.97%	to	3.71%
2005	7	$14.34	to	$20.57	$146	0.02%	0.55%	to	1.25%	0.73%	to	1.39%
Janus Aspen Series Janus Portfolio - Institutional Shares												
2009	5	$8.02	to	$19.82	$84	-	0.50%	to	1.40%	34.49%	to	35.62%
2008	7	$8.17	to	$14.72	$75	0.89%	0.50%	to	1.40%	-40.58%	to	-40.01%
2007	7	$13.66	to	$25.03	$150	0.67%	0.50%	to	1.40%	13.50%	to	14.51%
2006	8	$11.96	to	$22.00	$148	0.43%	0.50%	to	1.40%	9.82%	to	10.86%
2005	11	$9.95	to	$18.49	$185	-	0.30%	to	1.40%	2.84%	to	3.90%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2009	10	$10.30	to	$20.19	$172	1.23%	0.45%	to	1.50%	35.65%	to	37.13%
2008	12	$7.49	to	$14.85	$154	1.27%	0.45%	to	1.50%	-45.34%	to	-44.94%
2007	13	$13.70	to	$30.90	$317	0.90%	0.45%	to	1.25%	8.25%	to	9.18%
2006	15	$12.54	to	$28.51	$353	1.61%	0.45%	to	1.25%	16.74%	to	17.68%
2005	19	$10.68	to	$21.50	$381	-	0.30%	to	1.25%	4.57%	to	5.53%
Lazard U.S. Mid Cap Equity Portfolio - Open Shares												
2009	159	$7.19	to	$7.49	$1,162	0.77%	0.00%	to	1.50%	36.53%	to	38.19%
2008	73	$5.30	to	$5.42	$388	2.24%	0.00%	to	1.25%	-39.36%	to	-38.48%
2007	37	$8.74	to	$8.81	$326	(c)	0.00%	to	1.25%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
LKCM Aquinas Growth Fund												
2009	27	$8.65	to	$10.34	$269	-	0.90%	to	1.05%		28.71%	
2008	26		$8.01		$206	-		1.05%			-33.80%	
2007	19		$12.10		$236	-		1.05%			0.08%	
2006	17		$10.87		$183	(b)		0.90%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class												
2009	276	$9.04	to	$9.27	$2,518	0.18%	0.00%	to	1.50%	26.61%	to	28.19%
2008	126	$7.14	to	$7.20	$905	(d)	0.25%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Mid-Cap Value Fund, Inc. - Class A												
2009	96	$10.13	to	$12.70	$1,054	0.67%	0.60%	to	1.90%	24.29%	to	25.89%
2008	85	$8.15	to	$10.13	$739	1.80%	0.55%	to	1.90%	-40.51%	to	-39.78%
2007	87	$13.80	to	$16.89	$1,257	0.51%	0.50%	to	1.75%	-1.15%	to	0.07%
2006	75	$13.96	to	$16.97	$1,081	0.56%	0.50%	to	1.75%	10.36%	to	11.81%
2005	63	$12.65	to	$15.26	$818	0.54%	0.50%	to	1.75%	6.47%	to	7.65%
Lord Abbett Small-Cap Value Fund - Class A												
2009	88	$14.56	to	$15.49	$1,330	-	0.60%	to	1.65%	27.72%	to	28.98%
2008	91	$11.40	to	$12.03	$1,074	0.22%	0.55%	to	1.65%	-32.18%	to	-31.45%
2007	96	$16.81	to	$17.52	$1,648	0.13%	0.60%	to	1.65%	8.59%	to	9.68%
2006	88	$15.44	to	$15.91	$1,379	-	0.70%	to	1.75%	18.40%	to	19.56%
2005	74	$13.04	to	$13.31	$980	-	0.70%	to	1.75%	11.41%	to	12.42%
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2009	7,527	$7.18	to	$13.99	$88,200	0.47%	0.00%	to	1.50%	24.74%	to	26.56%
2008	8,061	$5.71	to	$11.16	$75,150	1.22%	0.00%	to	1.50%	-40.23%	to	-39.51%
2007	9,441	$12.71	to	$18.59	$146,234	0.44%	0.20%	to	1.50%	-0.95%	to	0.38%
2006	10,067	$12.72	to	$18.67	$156,234	0.50%	0.25%	to	1.50%	10.54%	to	11.88%
2005	10,499	$12.93	to	$16.80	$147,309	0.51%	0.30%	to	1.50%	6.67%	to	7.94%
Massachusetts Investors Growth Stock Fund - Class A												
2009	26	$10.93	to	$11.29	$297	0.30%	0.65%	to	1.20%	38.71%	to	39.56%
2008	46	$7.88	to	$8.09	$364	0.36%	0.65%	to	1.20%	-37.66%	to	-37.38%
2007	58	$12.55	to	$12.92	$737	0.45%	0.65%	to	1.40%	10.10%	to	10.59%
2006	52	$11.38	to	$11.61	$596	-	0.80%	to	1.50%	6.37%	to	6.61%
2005	39	$10.79	to	$10.89	$421	(f)	0.80%	to	1.30%		(f)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Morgan Stanley U.S. Small Cap Value Portfolio - Class I												
2009	181		$9.66		$1,746	-		-			30.54%		
2008	114		$7.40		$841	(d)		-			(d)		
2007	(d)		(d)		(d)	(d)		(d)			(d)		
2006	(d)		(d)		(d)	(d)		(d)			(d)		
2005	(d)		(d)		(d)	(d)		(d)			(d)		
Neuberger Berman Socially Responsive Fund® - Trust Class												
2009	424	$8.71	to	$9.22	$3,772	0.44%	0.00%	to	1.70%	28.30%	to	30.41%
2008	318	$6.12	to	$7.07	$2,187	0.72%	0.00%	to	1.60%	-39.86%	to	-39.08%
2007	175	$11.28	to	$11.54	$1,985	0.80%	0.25%	to	1.55%	5.62%	to	6.79%
2006	48	$10.68	to	$10.77	$519	(b)	0.40%	to	1.50%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
New Perspective Fund®, Inc. - Class R-3												
2009	272	$13.29	to	$14.56	$3,881	1.16%	0.00%	to	1.55%	35.19%	to	37.10%
2008	254	$9.89	to	$10.62	$2,657	1.79%	0.00%	to	1.45%	-38.99%	to	-38.08%
2007	238	$16.21	to	$17.15	$4,038	2.44%	0.00%	to	1.45%	14.34%	to	15.34%
2006	83	$14.18	to	$14.75	$1,204	1.64%	0.20%	to	1.55%	18.17%	to	19.17%
2005	40	$12.16	to	$12.36	$486	1.45%	0.25%	to	1.10%	9.98%	to	10.56%
New Perspective Fund®, Inc. - Class R-4												
2009	4,201	$8.34	to	$15.07	$59,419	1.48%	0.00%	to	1.50%	35.41%	to	37.52%
2008	3,763	$6.11	to	$10.97	$39,040	2.60%	0.00%	to	1.50%	-38.80%	to	-37.81%
2007	2,456	$15.58	to	$17.64	$41,461	2.12%	0.00%	to	1.50%	14.23%	to	15.56%
2006	1,896	$13.57	to	$15.13	$27,925	1.55%	0.30%	to	1.50%	18.09%	to	19.46%
2005	1,760	$11.44	to	$12.78	$22,033	1.87%	0.00%	to	1.50%	9.56%	to	10.64%
Oppenheimer Capital Appreciation Fund - Class A												
2009	55	$9.46	to	$10.03	$538	-	0.55%	to	1.55%	41.41%	to	42.67%
2008	53	$6.69	to	$7.03	$363	-	0.55%	to	1.55%	-46.74%	to	-46.17%
2007	47	$12.56	to	$13.06	$597	-	0.55%	to	1.55%	12.19%	to	13.17%
2006	36	$11.24	to	$11.54	$414	-	0.55%	to	1.45%	6.62%	to	6.79%
2005	30	$10.65	to	$10.76	$316	0.75%	0.70%	to	1.25%	3.40%	to	3.96%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class A												
2009	4,581	$9.22	to	$67.99	$241,957	0.54%	0.00%	to	1.95%	78.72%	to	81.84%
2008	3,873	$5.11	to	$37.41	$114,355	1.45%	0.00%	to	1.65%	-48.87%	to	-48.03%
2007	4,018	$23.12	to	$71.98	$230,998	0.96%	0.00%	to	1.95%	31.54%	to	33.43%
2006	3,743	$17.39	to	$52.76	$163,882	1.30%	0.30%	to	1.75%	23.14%	to	24.56%
2005	3,268	$17.98	to	$41.82	$115,468	1.74%	0.50%	to	1.65%	38.95%	to	40.45%
Oppenheimer Global Securities/VA												
2009	13	$12.41	to	$22.16	$273	2.31%	0.50%	to	1.80%	37.28%	to	39.11%
2008	17	$9.06	to	$15.97	$247	1.70%	0.45%	to	1.75%	-41.25%	to	-40.45%
2007	23	$15.42	to	$26.82	$578	1.49%	0.45%	to	1.75%	4.87%	to	5.84%
2006	32	$14.74	to	$25.34	$765	1.02%	0.45%	to	1.80%	16.01%	to	17.15%
2005	35	$12.74	to	$21.63	$711	2.11%	0.45%	to	1.85%	12.61%	to	13.78%
Oppenheimer Main Street Fund®/VA												
2009	9	$7.57	to	$8.56	$72	1.48%	1.25%	to	1.50%	26.38%	to	26.63%
2008	10	$5.99	to	$6.76	$63	1.12%	1.25%	to	1.50%	-39.37%	to	-39.21%
2007	11	$9.88	to	$11.12	$115	0.84%	1.25%	to	1.50%	2.92%	to	3.15%
2006	13	$9.60	to	$10.78	$123	1.67%	1.25%	to	1.50%	13.34%	to	13.59%
2005	-		-		$41	-		-			-	
Oppenheimer Main Street Small Cap Fund®/VA												
2009	737	$7.97	to	$12.48	$8,067	0.75%	0.00%	to	1.50%	35.19%	to	37.31%
2008	578	$5.85	to	$9.19	$4,655	0.52%	0.00%	to	1.50%	-38.76%	to	-38.01%
2007	531	$12.90	to	$14.92	$6,971	0.31%	0.25%	to	1.50%	-2.71%	to	-1.48%
2006	351	$13.26	to	$15.26	$4,722	0.10%	0.30%	to	1.50%	13.33%	to	14.43%
2005	89	$11.70	to	$13.40	$1,052	2.38%	0.50%	to	1.50%		8.62%	
Oppenheimer MidCap Fund/VA												
2009	3	$3.61	to	$7.21	$15	-	1.25%	to	1.50%	30.80%	to	31.09%
2008	4	$2.76	to	$5.50	$13	-	1.25%	to	1.50%	-49.91%	to	-49.73%
2007	4	$5.51	to	$10.94	$31	-	1.25%	to	1.50%		4.99%	
2006	-		$10.42		$1	-		1.25%			1.66%	
2005	-		-		$3	-		-			-	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Strategic Bond Fund/VA												
2009	6	$15.86	to	$17.63	$104	0.96%	0.55%	to	1.45%	17.13%	to	18.24%
2008	7	$13.54	to	$14.99	$105	5.22%	0.50%	to	1.45%	-15.43%	to	-14.70%
2007	7	$16.01	to	$17.48	$125	3.94%	0.55%	to	1.45%	8.10%	to	9.11%
2006	8	$14.81	to	$16.02	$128	3.91%	0.55%	to	1.45%	5.94%	to	6.87%
2005	11	$13.98	to	$15.10	$154	9.58%	0.45%	to	1.45%	1.16%	to	2.17%
Pax World Balanced Fund												
2009	4,954	$8.30	to	$11.98	$54,186	1.67%	0.00%	to	1.65%	19.28%	to	21.42%
2008	4,896	$6.89	to	$9.87	$44,509	1.99%	0.00%	to	1.75%	-31.93%	to	-30.74%
2007	4,498	$12.75	to	$14.25	$59,458	1.79%	0.00%	to	1.75%	7.49%	to	9.16%
2006	4,112	$11.83	to	$12.90	$50,097	1.66%	0.30%	to	1.75%	9.03%	to	10.07%
2005	4,818	$10.85	to	$11.76	$54,353	1.65%	0.00%	to	1.65%	3.72%	to	4.87%
PIMCO Real Return Portfolio - Administrative Class												
2009	8,873	$11.20	to	$13.61	$112,730	2.96%	0.00%	to	1.65%	16.42%	to	18.41%
2008	6,215	$9.53	to	$11.50	$67,423	4.31%	0.00%	to	1.65%	-8.45%	to	-7.03%
2007	2,861	$10.72	to	$12.37	$34,027	4.42%	0.00%	to	1.50%	8.91%	to	10.55%
2006	2,338	$10.15	to	$11.19	$25,436	4.36%	0.00%	to	1.50%	-0.74%	to	0.36%
2005	2,096	$10.52	to	$11.10	$22,843	3.20%	0.40%	to	1.50%	0.56%	to	1.48%
Pioneer High Yield Fund - Class A												
2009	373	$11.60	to	$12.86	$4,675	6.97%	0.20%	to	1.95%	59.16%	to	61.76%
2008	328	$7.37	to	$7.95	$2,557	7.36%	0.20%	to	1.75%	-38.07%	to	-37.15%
2007	273	$11.81	to	$12.65	$3,394	4.89%	0.20%	to	1.95%	5.03%	to	6.37%
2006	161	$11.33	to	$11.78	$1,880	4.89%	0.40%	to	1.75%	8.63%	to	10.10%
2005	70	$10.43	to	$10.69	$742	4.75%	0.45%	to	1.75%	0.67%	to	1.72%
Pioneer Emerging Markets VCT Portfolio - Class I												
2009	3,007	$7.13	to	$9.37	$27,443	1.14%	0.00%	to	1.70%	71.95%	to	74.81%
2008	2,224	$4.12	to	$5.36	$11,735	0.43%	0.00%	to	1.55%	-58.85%	to	-58.26%
2007	2,280	$12.71	to	$12.84	$29,074	(c)	0.00%	to	1.50%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I												
2009	1,618	$10.08	to	$13.03	$19,842	7.77%	0.00%	to	1.50%	57.99%	to	60.47%
2008	1,510	$6.35	to	$8.12	$11,678	9.26%	0.00%	to	1.50%	-36.41%	to	-35.58%
2007	1,598	$11.89	to	$12.45	$19,319	5.55%	0.25%	to	1.50%	3.99%	to	5.36%
2006	1,065	$11.36	to	$11.75	$12,297	5.72%	0.40%	to	1.50%	6.92%	to	8.10%
2005	646	$10.67	to	$10.94	$6,949	5.69%	0.00%	to	1.50%	0.38%	to	1.31%
Premier VIT OpCap Mid Cap Portfolio - Class I												
2009	936	$7.66	to	$7.99	$7,301	0.63%	0.00%	to	1.60%	36.65%	to	38.72%
2008	437	$5.62	to	$5.76	$2,476	0.42%	0.00%	to	1.50%	-42.54%	to	-41.83%
2007	40	$9.78	to	$9.85	$393	(c)	0.30%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
RiverSource® Diversified Equity Income Fund - Class R-3												
2009	30	$7.74	to	$7.85	$233	(e)	0.25%	to	1.10%		(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
RiverSource® Diversified Equity Income Fund - Class R-4												
2009	413	$7.73	to	$7.92	$3,222	2.01%	0.00%	to	1.50%	25.49%	to	27.05%
2008	237	$6.16	to	$6.21	$1,464	(d)	0.25%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
SMALLCAP World Fund® - Class R-4												
2009	325	$8.23	to	$8.44	$2,698	1.34%	0.00%	to	1.50%	51.29%	to	53.28%
2008	80	$5.44	to	$5.48	$434	(d)	0.25%	to	1.50%		(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
T. Rowe Price Mid-Cap Value Fund - R Class												
2009	73	$13.23	to	$14.20	$999	0.82%	0.10%	to	1.30%	44.12%	to	45.46%
2008	74	$9.16	to	$9.62	$699	0.47%	0.35%	to	1.35%	-35.71%	to	-35.09%
2007	68	$14.14	to	$14.82	$991	1.80%	0.35%	to	1.55%	-1.39%	to	-0.20%
2006	69	$14.34	to	$14.85	$1,010	0.61%	0.35%	to	1.55%	18.15%	to	19.08%
2005	63	$12.20	to	$12.42	$775	0.29%	0.50%	to	1.45%	5.72%	to	6.70%
T. Rowe Price Value Fund - Advisor Class												
2009	12		$9.21		$109	2.61%		1.00%			35.64%	
2008	6		$6.79		$44	1.90%		1.00%			-40.44%	
2007	5		$11.40		$61	2.20%		1.00%			-0.44%	
2006	3		$11.45		$30	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
Templeton Foreign Fund - Class A												
2009	84	$13.06	to	$14.02	$1,146	1.77%	0.55%	to	1.75%	47.07%	to	48.99%
2008	71	$8.88	to	$9.41	$658	3.00%	0.55%	to	1.75%	-46.99%	to	-46.40%
2007	82	$16.75	to	$17.56	$1,410	1.84%	0.55%	to	1.75%	15.20%	to	16.60%
2006	59	$14.54	to	$15.06	$876	2.28%	0.55%	to	1.75%	18.01%	to	19.06%
2005	51	$12.36	to	$12.59	$637	1.84%	0.70%	to	1.65%	8.80%	to	9.86%
Templeton Global Bond Fund - Class A												
2009	8,132	$12.49	to	$27.54	$155,610	4.38%	0.00%	to	1.50%	17.11%	to	18.86%
2008	6,885	$10.59	to	$23.17	$110,722	9.04%	0.00%	to	1.50%	4.73%	to	6.28%
2007	4,997	$12.26	to	$21.80	$72,664	7.52%	0.00%	to	1.50%	9.14%	to	10.83%
2006	2,522	$11.13	to	$19.67	$33,054	5.57%	0.00%	to	1.50%	11.73%	to	12.85%
2005	1,327	$11.07	to	$16.96	$15,341	5.36%	0.50%	to	1.50%	-3.59%	to	-4.49%
Van Kampen Small Cap Value Fund - Class A												
2009	6		$12.91		$72	(e)		0.45%			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Diversified Value Portfolio												
2009	7	$11.18	to	$11.87	$84	3.66%	0.95%	to	2.00%	25.74%		
2008	9	$9.01	to	$9.44	$80	3.09%	0.95%	to	1.95%	-37.34%	to	-36.73%
2007	8	$14.38	to	$14.92	$114	1.87%	0.95%	to	1.95%	2.97%		
2006	7	$14.09	to	$14.49	$100	(g)	0.95%	to	2.00%	(g)		
2005	5	$12.09	to	$12.25	$63	(a)	1.25%	to	2.05%	(a)		
Equity Income Portfolio												
2009	20	$10.71	to	$11.27	$225	4.10%	1.10%	to	2.00%	15.20%	to	15.47%
2008	17	$9.38	to	$9.76	$165	3.84%	1.10%	to	1.95%	-32.23%	to	-31.65%
2007	21	$13.84	to	$14.28	$304	2.23%	1.10%	to	1.95%	3.40%		
2006	17	$13.48	to	$13.81	$235	1.93%	1.10%	to	2.00%	19.36%		
2005	21	$11.39	to	$11.57	$240	2.23%	1.10%	to	2.05%	2.41%	to	3.03%
Small Company Growth Portfolio												
2009	9	$10.31	to	$10.94	$93	1.27%	0.95%	to	2.00%	37.60%	to	37.96%
2008	8	$7.57	to	$7.93	$64	-	0.95%	to	1.95%	-40.63%	to	-40.02%
2007	7	$12.75	to	$13.22	$86	-	0.95%	to	1.95%	2.80%		
2006	1	$12.51	to	$12.86	$18	(g)	0.95%	to	2.00%	(g)		
2005	-	$11.57	to	$11.72	-	(a)	1.25%	to	2.05%	(a)		
Wanger International												
2009	1,714	$7.59	to	$8.61	$14,434	3.47%	0.00%	to	1.55%	47.42%	to	49.80%
2008	1,203	$5.11	to	$5.75	$6,819	1.00%	0.00%	to	1.50%	-46.37%	to	-45.60%
2007	916	$10.46	to	$10.57	$9,623	(c)	0.00%	to	1.50%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
Wanger Select												
2009	5,121	$7.92	to	$14.09	$68,682	-	0.00%	to	1.50%	63.80%	to	66.19%
2008	4,338	$4.80	to	$8.48	$35,288	-	0.00%	to	1.50%	-49.84%	to	-49.04%
2007	4,150	$15.70	to	$16.65	$66,892	-	0.00%	to	1.50%	7.73%	to	9.02%
2006	1,756	$14.45	to	$15.37	$26,052	0.25%	0.15%	to	1.50%	17.90%	to	19.00%
2005	559	$12.40	to	$12.94	$6,985	-	0.60%	to	1.50%	8.87%	to	9.69%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger USA												
2009	2,016	$8.22	to	$13.36	$24,191	-	0.00%	to	1.50%	40.12%	to	42.34%
2008	1,727	$5.83	to	$8.89	$14,699	-	0.00%	to	1.50%	-40.59%	to	-37.59%
2007	1,512	$13.11	to	$14.89	$21,526	-	0.05%	to	1.50%	-0.63%	to	4.86%
2006	1,254	$12.52	to	$14.27	$17,111	0.22%	0.15%	to	1.50%	6.31%	to	7.30%
2005	725	$12.66	to	$13.34	$9,257	-	0.00%	to	1.50%	9.61%	to	10.66%
Washington Mutual Investors Fund[SM], Inc. - Class R-3												
2009	406	$9.80	to	$10.73	$4,173	2.80%	0.00%	to	1.55%	16.81%	to	18.56%
2008	448	$8.39	to	$9.05	$3,911	2.30%	0.00%	to	1.55%	-34.35%	to	-33.31%
2007	395	$12.78	to	$13.57	$5,204	1.77%	0.00%	to	1.55%	2.08%	to	3.38%
2006	301	$12.52	to	$13.02	$3,858	1.62%	0.20%	to	1.55%	15.82%	to	17.24%
2005	198	$10.81	to	$11.09	$2,177	1.64%	0.25%	to	1.55%	1.78%	to	2.88%
Washington Mutual Investors Fund[SM], Inc. - Class R-4												
2009	7,276	$7.59	to	$11.00	$74,999	3.08%	0.00%	to	1.50%	17.25%	to	18.92%
2008	6,960	$6.43	to	$9.25	$60,944	2.56%	0.00%	to	1.50%	-34.15%	to	-33.33%
2007	6,883	$12.73	to	$13.71	$91,248	1.97%	0.25%	to	1.50%	2.34%	to	3.56%
2006	6,828	$12.38	to	$13.21	$88,156	1.90%	0.30%	to	1.50%	16.17%	to	17.48%
2005	5,985	$10.60	to	$11.29	$66,271	2.09%	0.40%	to	1.50%	1.94%	to	2.95%
Wells Fargo Advantage Small Cap Value Fund - Class A												
2009	8		$10.71		$88	-		1.00%			50.42%	
2008	7		$7.12		$46	-		1.00%			-39.04%	
2007	4		$11.68		$47	-		1.00%			9.16%	
2006	2		$10.70		$21	(b)		1.00%			(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

424

(a) As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented
(b) As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented
(c) As this investment Division was not available until 2007, this data is not meaningful and therefore is not presented
(d) As this investment Division was not available until 2008, this data is not meaningful and therefore is not presented
(e) As this investment Division was not available until 2009, this data is not meaningful and therefore is not presented
(f) As this investment Division is wholly comprised of new contract bands at December 31, 2005, this data is not meaningful and therefore is not presented
(g) As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented
(h) As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented
(i) As this investment Division is wholly comprised of new contract bands at December 31, 2009, this data is not meaningful and therefore is not presented

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2010,
except for Note 2, as to which the date is
 April 5, 2010

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue:			
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7
Fee income	533.8	612.9	769.9
Premiums	35.0	46.9	46.8
Broker-dealer commission revenue	275.3	622.5	568.4
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(442.0)	(1,052.5)	(76.0)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	47.5	-	-
Net other-than-temporary impairments recognized in earnings	(394.5)	(1,052.5)	(76.0)
Other net realized capital gains	162.4	399.4	48.4
Total net realized capital losses	(232.1)	(653.1)	(27.6)
Other income	16.4	21.3	20.3
Total revenue	1,882.1	1,734.2	2,432.5
Benefits and expenses:			
Interest credited and other benefits to contractowners	522.6	1,432.4	802.8
Operating expenses	597.6	687.5	652.2
Broker-dealer commission expense	275.3	622.5	568.4
Net amortization of deferred policy acquisition cost and value of business acquired	79.6	128.9	129.2
Interest expense	3.5	1.4	5.5
Total benefits and expenses	1,478.6	2,872.7	2,158.1
Income (loss) before income taxes	403.5	(1,138.5)	274.4
Income tax expense (benefit)	49.6	(108.3)	56.0
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,		
		2009		**2008**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost of $15,038.2 at 2009 and $14,544.3at 2008)	$	15,185.5	$	13,157.7
Equity securities, available-for-sale, at fair value (cost of $175.1 at 2009 and $247.7 at 2008)		187.9		240.3
Short-term investments		535.5		41.9
Mortgage loans on real estate		1,874.5		2,107.8
Policy loans		254.7		267.8
Loan-Dutch State obligation		674.1		-
Limited partnerships/corporations		426.2		513.9
Derivatives		129.0		235.2
Securities pledged (amortized cost of $483.7 at 2009 and $1,248.8 at 2008)		469.8		1,319.9
Total investments		19,737.2		17,884.5
Cash and cash equivalents		243.3		203.5
Short-term investments under securities loan agreement, including collateral delivered		351.0		483.9
Accrued investment income		217.2		205.8
Receivables for securities sold		3.1		5.5
Reinsurance recoverable		2,426.3		2,505.6
Deferred policy acquisition costs		901.8		865.5
Value of business acquired		991.5		1,832.5
Notes receivable from affiliate		175.0		175.0
Short-term loan to affiliate		287.2		-
Due from affiliates		49.1		13.8
Current income tax recoverable		23.9		38.6
Property and equipment		90.8		114.7
Other assets		100.8		233.3
Assets held in separate accounts		41,369.8		35,927.7
Total assets	$	66,968.0	$	60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2009	2008
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 21,115.0	$ 20,782.1
Payables for securities purchased	18.4	1.6
Payables under securities loan agreement, including collateral held	351.0	488.3
Notes payable	4.9	17.9
Borrowed money	0.1	615.3
Due to affiliates	159.9	116.7
Deferred income taxes	351.2	101.1
Other liabilities	693.6	874.7
Liabilities related to separate accounts	41,369.8	35,927.7
Total liabilities	64,063.9	58,925.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,528.2	4,161.3
Accumulated other comprehensive loss	(15.0)	(482.1)
Retained earnings (deficit)	(1,611.9)	(2,117.5)
Total shareholder's equity	2,904.1	1,564.5
Total liabilities and shareholder's equity	$ 66,968.0	$ 60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2007	$ 2.8	$ 4,299.5	$ (14.0)	$ (1,305.7)	$ 2,982.6
Comprehensive income:					
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Cumulative effect of change in accounting principle, net of DAC and tax	-	-	(151.7)	151.7	-
Comprehensive loss:					
Net income	-	-	-	353.9	353.9
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($879.0 pretax), including change in tax valuation allowance of $(54.1)	-	-	656.2	-	656.2
Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(47.5) pretax), including increase in tax valuation allowance of $16.1	-	-	(47.5)	-	(47.5)
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($0.8 pretax), including decrease in tax valuation allowance of $(0.3)	-	-	0.8	-	0.8
Pension liability ($14.3 pretax)	-	-	9.3	-	9.3
Total comprehensive loss					972.7
Capital contribution	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

		Year Ended December 31,	
	2009	**2008**	**2007**
Cash Flows from Operating Activities:			
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(152.8)	(205.1)	(193.4)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	83.3	128.3	133.9
Net accretion/decretion of discount/premium	45.4	87.1	72.7
Future policy benefits, claims reserves, and			
interest credited	398.2	1,296.8	579.6
Provision for deferred income taxes	36.7	25.3	30.4
Net realized capital gains	232.1	653.1	27.6
Depreciation	10.4	56.7	18.2
Change in:			
Accrued investment income	(11.4)	(37.5)	12.1
Reinsurance recoverable	79.3	88.8	121.0
Other receivable and assets accruals	130.9	(115.3)	(37.0)
Due to/from affiliates	7.9	(17.2)	46.4
Other payables and accruals	46.0	(120.3)	17.8
Other, net	(110.6)	(44.0)	(16.4)
Net cash provided by operating activities	1,149.3	766.5	1,031.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	5,864.2	9,039.7	10,235.6
Equity securities, available-for-sale	99.4	135.0	113.8
Mortgage loans on real estate	308.7	146.5	205.4
Limited partnerships/corporations	116.2	510.1	32.6
Derivatives	25.3	175.0	44.4
Acquisition of:			
Fixed maturities, available-for-sale	(6,215.4)	(11,593.4)	(8,425.5)
Equity securities, available-for-sale	(25.2)	(54.8)	(243.9)
Mortgage loans on real estate	(87.2)	(168.0)	(415.1)
Limited partnerships/corporations	(49.3)	(428.6)	(312.1)
Derivatives	(196.1)	(122.4)	(12.2)
Policy loans, net	13.1	5.6	(4.5)
Short-term investments, net	(492.7)	126.7	(163.3)
Loan-Dutch State obligation, net	124.8	-	-
Sales (purchases) of fixed assets, net	13.5	(24.0)	(90.5)
Collateral (delivered) held, net	(4.4)	23.2	(18.8)
Net cash (used in) provided by investing activities	(505.1)	(2,229.4)	945.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Year Ended December 31,				
		2009		**2008**		**2007**
Cash Flows from Financing Activities:						
Deposits received for investment contracts		2,069.6		3,836.4		1,600.0
Maturities and withdrawals from investment contracts		(2,123.6)		(2,312.2)		(3,451.2)
Short-term (repayments) loans to (from) affiliates		(300.2)		13.0		45.0
Short-term repayments of repurchase agreements, net		(615.2)		(123.1)		(94.8)
Notes payable		-		-		9.9
Dividends to Parent		-		-		(145.0)
Contribution of capital		365.0		-		-
Net cash (used in) provided by financing activities		(604.4)		1,414.1		(2,036.1)
Net increase (decrease) in cash and cash equivalents		39.8		(48.8)		(58.9)
Cash and cash equivalents, beginning of year		203.5		252.3		311.2
Cash and cash equivalents, end of year	$	243.3	$	203.5	$	252.3
Supplemental cash flow information:						
Income taxes paid (received), net	$	13.7	$	(44.1)	$	45.1
Interest paid	$	4.8	$	23.6	$	44.6
Non-cash transfer: Loan-Dutch State obligation	$	798.9	$	-	$	-

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On May 11, 2006, ILIAC organized Northfield Windsor LLC ("NWL") as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut. On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

▪ The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
▪ The circumstances under which an entity should recognize such events or transactions in its financial statements; and
▪ Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Accounting and Reporting Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

▪ Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the consolidated financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, value of business acquired ("VOBA"), and deferred income taxes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments, and related income taxes. During 2008 and 2009, due to the economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above, including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Short-term investments: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following investments are reported at values other than fair value on the Consolidated Balance Sheets, and are therefore not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Loan - Dutch State obligation: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

C-25

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts, as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

<u>Unlocking</u>

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009 and 2008, total accumulated depreciation and amortization was $92.0 and $103.0, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0.0% to 7.8% for the years 2009, 2008, and 2007. Certain reserves also may include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2009 and 2008, given the economic environment, which resulted in significant net realized and unrealized losses, the Company did not include the net unrealized and unamortized realized losses associated with experienced-rated contracts in Future policy benefits and claims reserves. The net unrealized losses on investments supporting experience-rated contracts are reflected in Accumulated other comprehensive (loss) income, and the amortization of realized losses has been recorded in Interest credited and other benefits to contractowners. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2009, 2008, and 2007, reserve interest rates ranged from 5.3% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

The Company's domestic individual life insurance business was disposed of on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital losses of $8.8 and $53.2, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.4 billion and $2.5 billion at December 31, 2009 and 2008, respectively, is related to the reinsurance recoverable from a subsidiary of Lincoln under this reinsurance agreement.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 1,897.2	$ 3.0	$ 38.3	$ -	$ 1,861.9
U.S. government agencies and authorities	632.5	41.1	-	-	673.6
State, municipalities, and political subdivisions	112.5	2.5	7.8	-	107.2
U.S. corporate securities:					
Public utilities	1,138.7	40.8	14.3	-	1,165.2
Other corporate securities	4,366.5	267.4	63.2	0.6	4,570.1
Total U.S. corporate securities	5,505.2	308.2	77.5	0.6	5,735.3
Foreign securities[1]:					
Government	343.0	29.2	8.7	-	363.5
Other	2,922.5	129.0	56.6	0.1	2,994.8
Total foreign securities	3,265.5	158.2	65.3	0.1	3,358.3
Residential mortgage-backed securities	1,916.6	268.3	111.9	16.8	2,056.2
Commercial mortgage-backed securities	1,535.0	10.4	214.3	-	1,331.1
Other asset-backed securities	657.4	9.8	106.3	29.2	531.7
Total fixed maturities, including securities pledged	15,521.9	801.5	621.4	46.7	15,655.3
Less: securities pledged	483.7	4.3	18.2	-	469.8
Total fixed maturities	15,038.2	797.2	603.2	46.7	15,185.5
Equity securities	175.1	13.4	0.6	-	187.9
Total investments, available-for-sale	$ 15,213.3	$ 810.6	$ 603.8	$ 46.7	$ 15,373.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 1,391.4	$ 84.5	$ 0.9	$ 1,475.0
U.S. government agencies and authorities	783.2	77.2	-	860.4
State, municipalities, and political subdivisions	72.9	0.3	17.7	55.5
U.S. corporate securities:				
Public utilities	926.8	4.3	101.2	829.9
Other corporate securities	3,925.4	85.7	408.8	3,602.3
Total U.S. corporate securities	4,852.2	90.0	510.0	4,432.2
Foreign securities[1]:				
Government	409.8	4.3	63.3	350.8
Other	2,455.4	35.0	317.8	2,172.6
Total foreign securities	2,865.2	39.3	381.1	2,523.4
Residential mortgage-backed securities	3,412.6	153.6	266.7	3,299.5
Commercial mortgage-backed securities	1,601.0	0.1	370.2	1,230.9
Other asset-backed securities	814.6	1.0	214.9	600.7
Total fixed maturities, including				
fixed maturities pledged	15,793.1	446.0	1,761.5	14,477.6
Less: fixed maturities pledged	1,248.8	78.9	7.8	1,319.9
Total fixed maturities	14,544.3	367.1	1,753.7	13,157.7
Equity securities	247.7	1.0	8.4	240.3
Total investments available-for-sale	$ 14,792.0	$ 368.1	$ 1,762.1	$ 13,398.0

[1] Primarily U.S. dollar denominated.

At December 31, 2009, net unrealized gains were $146.2 and at December 31, 2008, net unrealized losses were $1,322.9 on total fixed maturities, including securities pledged to creditors, and equity securities. During 2009 and 2008, as a result of the economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 250.5	$ 253.1
After one year through five years	3,942.6	4,134.7
After five years through ten years	4,025.5	4,173.0
After ten years	3,194.3	3,175.5
Mortgage-backed securities	3,451.6	3,387.3
Other asset-backed securities	657.4	531.7
Less: securities pledged	483.7	469.8
Fixed maturities, excluding securities pledged	$ 15,038.2	$ 15,185.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009 or 2008.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.9 and $14.2, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 29.4% and 15.7%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $233.5 and $134.0, respectively, and is included in Fixed maturities, available for sale, on the Consolidated Balance Sheets. The impact to Other net realized capital gains (losses) on the Consolidated Statements of Operations related to these hybrid instruments was $57.0 and $6.0 for the years ended December 31, 2009 and 2008, respectively.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $119.0 and $141.0 in ING proprietary funds as of December 31, 2009 and 2008, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2009 and 2008.

	2009				2008			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 105.5	15.7%	$ 18.5	2.8%	$ 169.3	9.6%	$ 40.2	2.3%
More than six months and twelve months or less below amortized cost	44.0	6.6%	37.9	5.7%	511.9	29.1%	58.3	3.3%
More than twelve months below amortized cost	300.8	45.0%	161.4	24.2%	921.5	52.3%	60.3	3.4%
Total unrealized capital loss	$ 450.3	67.3%	$ 217.8	32.7%	$ 1,602.7	91.0%	$ 158.8	9.0%

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

2009	Six Months or Less Below Amortized Cost	More than Six Months and Twelve Months or Less Below Amortized Cost	More than Twelve Months Below Cost	Total Unrealized Capital Losses
Interest rate or spread widening	$ 75.9	$ 35.2	$ 78.5	$ 189.6
Mortgage and other asset-backed securities	48.1	46.7	383.7	478.5
Total unrealized capital losses	$ 124.0	$ 81.9	$ 462.2	$ 668.1
Fair value	$ 2,901.8	$ 212.6	$ 2,127.2	$ 5,241.6
2008				
Interest rate or spread widening	$ 144.2	$ 381.7	$ 383.5	$ 909.4
Mortgage and other asset-backed securities	65.3	188.5	598.3	852.1
Total unrealized capital losses	$ 209.5	$ 570.2	$ 981.8	$ 1,761.5
Fair value	$ 2,999.6	$ 3,446.7	$ 2,964.2	$ 9,410.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2009 and 2008.

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2009								
U.S. Treasuries	$ 1,002.1	$ 38.3	$ -	$ -	$ -	$ -	$ 1,002.1	$ 38.3
U.S. corporate, state, and municipalities	1,097.0	22.7	86.1	14.9	381.2	48.3	1,564.3	85.9
Foreign	528.6	14.8	40.0	20.4	301.8	30.2	870.4	65.4
Residential mortgage-backed	141.1	45.4	47.7	4.2	425.3	79.1	614.1	128.7
Commercial mortgage-backed	105.8	1.2	27.2	35.7	757.1	177.4	890.1	214.3
Other asset-backed	27.2	1.6	11.6	6.7	261.8	127.2	300.6	135.5
Total	$ 2,901.8	$ 124.0	$ 212.6	$ 81.9	$ 2,127.2	$ 462.2	$ 5,241.6	$ 668.1
2008								
U.S. Treasuries	$ 482.8	$ 0.9	$ -	$ -	$ -	$ -	$ 482.8	$ 0.9
U.S. corporate, state, and municipalities	1,104.3	89.0	1,487.4	235.9	613.4	202.8	3,205.1	527.7
Foreign	576.0	54.6	906.2	145.8	563.3	180.7	2,045.5	381.1
Residential mortgage-backed	621.9	48.6	610.9	94.0	646.6	124.1	1,879.4	266.7
Commercial mortgage-backed	84.3	2.6	285.4	69.5	821.5	298.1	1,191.2	370.2
Other asset-backed	88.1	13.7	156.8	25.1	319.4	176.1	564.3	214.9
Total	$ 2,957.4	$ 209.4	$ 3,446.7	$ 570.3	$ 2,964.2	$ 981.8	$ 9,368.3	$ 1,761.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 82.2% of the average book value as of December 31, 2009. In addition, this category includes 427 securities, which have an average quality rating of A+.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
Six months or less						
below amortized cost	$ 3,652.0	$ 185.0	$ 168.0	$ 60.7	377	98
More than six months and						
twelve months or less						
below amortized cost	734.6	247.0	40.2	124.3	120	48
More than twelve months						
below amortized cost	431.1	660.1	28.2	246.7	90	129
Total	$ 4,817.7	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
Six months or less						
below amortized cost	$ 5,085.8	$ 2,956.4	$ 408.8	$ 992.5	778	555
More than six months and						
twelve months or less						
below amortized cost	1,858.2	276.7	132.2	128.5	328	69
More than twelve months						
below amortized cost	921.6	31.3	81.6	17.9	183	15
Total	$ 7,865.6	$ 3,264.4	$ 622.6	$ 1,138.9	1,289	639

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
U.S. Treasuries	$ 1,040.5	$ -	$ 38.3	$ -	9	-
U.S. corporate, state and municipalities	1,532.2	118.0	53.5	32.4	256	23
Foreign	830.0	105.8	31.7	33.7	111	22
Residential mortgage-backed	522.0	220.8	55.1	73.6	115	109
Commercial mortgage-backed	732.4	372.0	49.3	165.0	59	39
Other asset-backed	160.5	275.5	8.5	127.0	37	82
Total	$ 4,817.6	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
U.S. Treasuries	$ 483.7	$ -	$ 0.9	$ -	4	-
U.S. corporate, state and municipalities	2,744.0	988.8	211.7	316.1	579	232
Foreign	1,728.2	698.3	144.1	237.0	285	154
Residential mortgage-backed	1,733.1	413.4	131.1	135.6	252	77
Commercial mortgage-backed	812.8	748.5	102.6	267.6	93	72
Other asset-backed	363.8	415.3	32.2	182.6	76	104
Total	$ 7,865.6	$ 3,264.3	$ 622.6	$ 1,138.9	1,289	639

During the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $1.1 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which previously were reported in Net realized capital gains (losses).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At both December 31, 2009 and 2008, the Company held 8 fixed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% and $206.3 or 11.7% of the total unrealized capital losses, as of December 31, 2009 and 2008, respectively.

The fair value of the Company's fixed maturities, including securities pledged, increased $1.2 billion before tax and DAC, from December 31, 2008 through December 31, 2009 primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	47.8	57	283.2	233	36.3	113
Foreign[1]	50.6	42	108.9	94	19.1	54
Residential mortgage-backed	31.6	69	349.3	194	7.1	30
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	43.4	32	24.8	35	10.5	21
Equity securities	19.5	9	55.1	17	-	-
Limited partnerships	17.6	17	6.6	6	3.0	1
Mortgage loans on real estate	10.3	4	3.8	1	-	-
Total	$ 394.5	256	$ 1,052.5	609	$ 76.0	219

[1] Primarily U.S. dollar denominated.

The above schedule includes $112.2, $235.8, and $16.4, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $282.3, $816.7, and $59.6 in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	35.9	42	204.5	180	31.6	102
Foreign[1]	48.7	41	81.3	78	19.1	54
Residential mortgage-backed	2.4	1	291.8	128	2.6	2
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	21.6	10	18.3	14	6.3	16
Total	$ 282.3	120	$ 816.7	429	$ 59.6	174

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

	2009	
	Impairment	No. of Securities
U.S. corporate	$ 0.6	2
Foreign[1]	0.1	3
Residential mortgage-backed	16.8	29
Other asset-backed	29.2	17
Total	$ 46.7	51

[1] Primarily U.S. dollar denominated.

The fair value of the fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007 was $2,964.4, $2,136.5, and $1,210.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

	2009
Balance at April 1, 2009[1]	$ 25.1
Additional credit impairments:	
On securities not previously impaired	13.6
On securities previously impaired	8.8
Reductions:	
Securities sold, matured, prepaid or paid down	(1.5)
Balance at December 31, 2009	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,125.7	$ 1,019.3	$ 895.5
Equity securities, available-for-sale	15.4	(13.2)	38.5
Mortgage loans on real estate	111.3	116.0	118.5
Real estate	6.6	9.0	-
Policy loans	13.7	14.2	14.1
Short-term investments and cash equivalents	2.4	5.8	2.2
Other	18.4	12.7	88.3
Gross investment income	1,293.5	1,163.8	1,157.1
Less: investment expenses	39.8	80.1	102.4
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2009	2008	2007
Fixed maturities, available-for-sale, including net OTTI of $(347.1), $(987.0), and $(73.0) in 2009, 2008, and 2007, respectively	$ (35.5)	$ (990.8)	$ (50.3)
Equity securities, available-for-sale, including net OTTI of $(19.5), $(55.1), and $0.0 in 2009, 2008, and 2007, respectively	(2.9)	(81.0)	6.4
Derivatives	(190.2)	(187.0)	(123.0)
Other investments, including net OTTI of $(27.9), $(10.4), and $(3.0) in 2009, 2008, and 2007, respectively	(14.8)	(18.7)	(2.6)
Less: allocation to experience-rated contracts, including net OTTI of $(175.5), $(439.1), and $(49.9) in 2009, 2008, and 2007, respectively	11.3	624.4	141.9
Net realized capital losses	$ (232.1)	$ (653.1)	$ (27.6)
After-tax net realized capital losses including tax valuation allowance of $92.2 for 2009 and of $(328.0) for 2008	$ (58.7)	$ (752.5)	$ (17.9)

The decline in Net realized capital losses for the year ended December 31, 2009, was primarily due to a decline in impairments related to improved market conditions which began in the latter part of the first quarter of 2009, as well as the implementation of new US GAAP guidance on impairments in the second quarter of 2009, which resulted in the transfer of noncredit related impairments to Other comprehensive income (loss). Also contributing to the decline was a gain of $206.2 recognized in the first quarter of 2009 on the transfer of an 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State as well as gains on the sale of equity securities driven by improvements in equity market conditions.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008 and continuing in 2009, as a result of the economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2009 and 2008, the Company fully amortized $11.3 and $624.4, respectively, of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 at

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

December 31, 2007 and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, including those related to experience-related contracts, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Proceeds on sales	$ 4,674.6	$ 8,426.5	$ 5,738.8
Gross gains	228.5	120.0	66.4
Gross losses	87.4	234.4	101.2

3.   Financial Instruments

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Inputs other than quoted market prices that are observable; and

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	2009			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,861.8	$ 12,320.6	$ 1,472.9	$ 15,655.3
Equity securities, available-for-sale	148.1	-	39.8	187.9
Derivatives	-	129.0	-	129.0
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.0	1.8	-	1,129.8
Assets held in separate accounts	34,936.7	6,433.1	-	41,369.8
Total	$ 38,074.6	$ 18,884.5	$ 1,512.7	$ 58,471.8
Liabilities:				
Product guarantees	$ -	$ -	$ 6.0	$ 6.0
Derivatives	-	283.4	48.3	331.7
Total	$ -	$ 283.4	$ 54.3	$ 337.7

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.7%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Derivatives	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	711.1	18.2	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,980.7	$ 16,337.8	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Derivatives	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy as Level 1 or Level 2 assets consistent with the policies described above for Fixed maturities.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments", which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

   With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 15,655.3	$ 15,655.3	$ 14,477.6	$ 14,477.6
Equity securities, available-for-sale	187.9	187.9	240.3	240.3
Mortgage loans on real estate	1,874.5	1,792.8	2,107.8	2,027.9
Loan-Dutch State obligation	674.1	645.5	-	-
Policy loans	254.7	254.7	267.8	267.8
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,129.8	1,129.8	729.3	729.3
Derivatives	129.0	129.0	235.2	235.2
Notes receivable from affiliates	175.0	169.6	175.0	175.0
Assets held in separate accounts	41,369.8	41,369.8	35,927.7	35,927.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,359.0	1,450.4	1,529.4	1,610.6
Without a fixed maturity	16,441.2	17,688.4	15,611.8	17,237.9
Product guarantees	6.0	6.0	220.0	220.0
Derivatives	331.7	331.7	544.1	544.1

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

	Fixed maturities, available-for-sale, including securities pledged	Equity securities, available-for-sale	Derivatives	Product Guarantees
Balance at January 1, 2009	$ 2,291.6	$ -	$ (73.6)	$ (220.0)
Capital gains (losses):				
Net realized capital (losses) gains	(41.2) [1]	(11.0)	5.9 [3]	219.4 [4]
Net unrealized capital gains[2]	137.7	5.3	-	-
Total net realized and unrealized capital gains (losses)	96.5	(5.7)	5.9	219.4
Purchases, sales, issuances, and settlements, net	(432.7)	1.0	11.6	(5.4)
Transfers in to Level 3	-	44.5	-	-
Transfers out of Level 3	(482.5)	-	7.8	-
Balance at December 31, 2009	$ 1,472.9	39.8	$ (48.3)	$ (6.0)
Balance at January 1, 2008	$ 1,737.6	$ -	$ -	$ (76.4)
Capital gains (losses):				
Net realized capital losses	(72.6) [1]	-	(29.3) [3]	(139.6) [4]
Net unrealized capital gains[2]	71.8	-	-	-
Total net realized and unrealized capital losses	(0.8)	-	(29.3)	(139.6)
Purchases, sales, issuances, and settlements, net	(171.7)	-	21.5	(4.0)
Transfers in to Level 3	726.5	-	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ -	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) with $(79.8) and $5.4 for the years ended December 31, 2009 and 2008, respectively, related to the amortization of book value included in Net investment income on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.

[4] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Level 3 fair value balances are discussed below by investment type.

Fixed Maturities available-for-sale, including securities pledged: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State during the first quarter of 2009. The unrealized capital gains on Level 3 fixed maturities for the year ended December 31, 2009, represent the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State Transaction, as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Transfers out of Level 3 for the year ended December 31, 2009, represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. The increase in Level 3 fixed maturities for the year ended December 31, 2008, was related to the Company's determination that subprime and Alt-A RMBS should be classified as Level 3 due to decreased levels of corroborating market activity for these securities.

Equity securities, available-for-sale: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

Derivatives: Fair value of Level 3 derivatives declined for the year ended December 31, 2009, primarily due to the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange. Level 3 derivatives for the year ended December 31, 2008 increased due to the transfer in of subprime and Alt-A RMBS due to significantly reduced market activity.

Product guarantees: For the year ended December 31, 2009, the value of the liability related to product guarantees decreased as an increase in interest rates and market values increased customer account balances and decreased the Company's liability. As of December 31, 2009, the net realized gains attributable to credit risk were $5.0. For the year ended December 31, 2008, liabilities related to product guarantees increased as deterioration in the economic environment led to lower customer account balances and increased the Company's liability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

	2009			2008		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Interest rate swaps[1]	5,909.4	$ 86.8	$ (228.8)	7,207.2	$ 207.6	$ (439.6)
Foreign exchange swaps[1]	199.5	-	(43.3)	199.5	3.1	(21.7)
Credit default swaps[1]	243.9	0.2	(53.6)	341.1	16.1	(75.0)
Forwards[1]	-	-	-	263.0	3.3	-
Swaptions[1]	90.7	0.5	-	2,521.5	5.1	-
Futures[1]	-	-	-	580.6	-	(7.8)
Interest rate caps[1]	3,750.0	41.5	(6.0)	-	-	-
Managed custody guarantees[3]	N/A*	-	(6.0)	N/A*	-	(40.0)
Embedded derivatives:						
Within securities[2]	N/A*	46.4	(0.1)	N/A*	123.7	-
Within retail annuity products[3]	N/A*	-	-	N/A*	-	(180.0)
Total	10,193.5	$ 175.4	$ (337.8)	11,112.9	$ 358.9	$ (764.1)

* N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets with the underlying instrument.

[3] The fair values of embedded derivatives within retail annuity products and managed custody guarantees are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

	2009	2008
Interest rate swaps[1]	$ (109.5)	$ (198.4)
Foreign exchange swaps[1]	(23.3)	29.1
Credit default swaps[1]	(16.5)	(12.3)
Forwards[1]	13.1	27.2
Swaptions[1]	(4.9)	(6.2)
Futures[1]	(49.0)	(29.3)
Interest rate caps[1]	(0.1)	2.1
Managed custody guarantees[2]	34.0	(40.0)
Embedded derivatives:		
Within securities[2]	(77.4)	82.0
Within retail annuity products[2]	185.4	(99.6)
Other	-	0.8
Total	$ (48.2)	$ (244.6)

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.2 and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$53.6 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $84.4 and $161.0, respectively.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   **Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of ASC Topic 944-30		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008		865.5
Deferrals of commissions and expenses		108.2
Amortization:		
Amortization		(39.3)
Interest accrued at 5% to 7%		58.0
Net amortization included in the Consolidated Statements of Operations		18.7
Change in unrealized capital gains (losses) on available-for-sale securities		(90.6)
Balance at December 31, 2009	$	901.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The estimated amount of DAC amortization expense, net of interest, is $17.8, $44.6, $49.8, $48.6, and $44.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of ASC Topic 944-30		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008		1,832.5
Deferrals of commissions and expenses		40.4
Amortization:		
Amortization		(170.5)
Interest accrued at 4% to 7%		72.2
Net amortization included in the Consolidated Statements of Operations		(98.3)
Change in unrealized capital gains (losses) on available-for-sale securities		(783.1)
Balance at December 31, 2009	$	991.5

The estimated amount of VOBA amortization expense, net of interest, is $36.1, $64.0, $64.8, $59.2, and $53.0, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Analysis of DAC and VOBA

The decrease in Net amortization of DAC and VOBA for the year ended December 31, 2009, was primarily due to reduced amortization rates driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009. This decline was partially offset by the impact of higher current year gross profits, primarily due to lower expenses and lower realized losses, which resulted in an increase in amortization.

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.

5. Dividend Restrictions and Shareholder's Equity

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2007, ILIAC paid $145.0 in dividends on its common stock to its Parent. During 2009 and 2008, ILIAC did not pay any dividends to its Parent. On February 19, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008 and 2007, ILIAC did not receive any cash capital contributions from its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $271.6, $(428.4), and $245.5, for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,762.1 and $1,524.6 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $97.9. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Department to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Department, which allows the Company to reflect the impact of adoption of $97.9 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $32.6 increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $51.1. This adoption had no impact on total liabilities or net income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively. As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008, was $6.9 billion and $6.5 billion, respectively.

7.   Income Taxes

ILIAC files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Current tax expense (benefit):			
Federal	$ 27.5	$ (121.8)	$ 28.6
State	(0.9)	(18.1)	(9.0)
Total current tax expense (benefit)	26.6	(139.9)	19.6
Deferred tax expense:			
Federal	23.0	31.6	36.4
Total deferred tax expense	23.0	31.6	36.4
Total income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 403.5	$ (1,138.5)	$ 274.4
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	141.2	(398.5)	96.0
Tax effect of:			
Dividend received deduction	(2.6)	(15.5)	(26.2)
IRS audit settlement	(0.1)	(10.1)	-
State audit settlement	(1.2)	(12.6)	(21.8)
State tax expense	0.1	1.3	-
Tax valuation allowance	(92.2)	333.0	-
Other	4.4	(5.9)	8.0
Income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

	2009	2008
Deferred tax assets:		
Insurance reserves	$ 140.0	$ 217.2
Net unrealized capital loss	-	503.8
Investments	255.6	294.7
Postemployment benefits	67.1	67.4
Compensation	46.3	42.5
Other	16.6	3.9
Total gross assets before valuation allowance	525.6	1,129.5
Less: valuation allowance	(202.5)	(333.0)
Assets, net of valuation allowance	323.1	796.5
Deferred tax liabilities:		
Net unrealized capital gain	(55.3)	-
Value of business acquired	(347.0)	(653.3)
Deferred policy acquisition costs	(272.0)	(244.3)
Total gross liabilities	(674.3)	(897.6)
Net deferred income tax liability	$ (351.2)	$ (101.1)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $158.5 and $328.0, respectively, related to realized capital losses. The change from December 31, 2008 to December 31, 2009 consists of (a) $(92.2) related to realized capital losses which is included in Net income (loss) and (b) $(77.3) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive loss. Additionally, at December 31, 2009, the Company had a valuation allowance of $39.0 which is included in Accumulated other comprehensive loss. The Company had no valuation allowance at December 31, 2008. As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $77.3, which was reclassified from beginning Retained earnings to Other comprehensive loss under ASC Topic 320. The Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Sharing Agreement

Under the intercompany tax sharing agreement, ILIAC had a receivable from ING AIH of $23.9 and $38.6 for federal income taxes as of December 31, 2009 and 2008, respectively.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Balance at January 1	$ 22.1	$ 47.4
Additions for tax positions related to current year	0.9	2.4
Additions for tax positions related to prior years	3.5	2.2
Reductions for tax positions related to prior years	(13.3)	(20.7)
Reductions for settlements with taxing authorities	(0.4)	(9.2)
Balance at December 31	$ 12.8	$ 22.1

The Company had $24.8 and $23.1 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense (benefit) on the Balance Sheets and the Statements of Operations, respectively. The Company had accrued interest of $3.3 and $3.8 as of December 31, 2009 and 2008, respectively. The decrease in accrued interest during the year ended December 31, 2009 primarily related to the settlement of the 2001 through 2006 New York state audit.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Regulatory Matters

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2009. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examinations, it is reasonably possible that the unrecognized tax benefits will increase by up to $4.1. The timing of the payment of the remaining allowance of $16.9 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax year 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

- **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $22.3, $14.0, and $17.2, for 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.9, $10.3, and $10.1, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America Serp. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009 and 2008.

	2009	2008
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 94.9	$ 85.6
Interest cost	5.3	5.2
Benefits paid	(13.4)	(11.6)
Post service cost-unrecognized	-	0.2
Actuarial gain on obligation	3.4	15.5
Projected benefit obligation, December 31	$ 90.2	$ 94.9
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2009	2008
Accrued benefit cost	$ (90.2)	$ (94.9)
Accumulated other comprehensive income	21.1	20.0
Net amount recognized	$ (69.1)	$ (74.9)

At December 31, 2009 and 2008, the projected benefit obligation was $90.2 and $94.9, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2009 and 2008 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2009	2008
Discount rate at end of period	6.00%	6.00%
Rate of compensation increase	1.50%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2009, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by current US GAAP guidance for employers' accounting for pensions, the 6.0% discount rate will also be used to determine the Company's 2010 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2009	2008	2007
Discount rate	6.00%	6.50%	5.90%
Rate of increase in compensation levels	1.50%	4.00%	4.20%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted average assumptions used in calculating the net pension cost for 2009 were, as indicated above, a 6.0% discount rate and a 1.5% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009, 2008, and 2007, were as follows:

	2009		2008		2007
Interest cost	$	5.3	$	5.2	$	5.4
Net actuarial loss recognized in the year		2.1		-		0.7
Unrecognized past service cost recognized in the year		0.1		-		-
The effect of any curtailment or settlement		0.1		0.5		0.4
Net periodic benefit cost	$	7.6	$	5.7	$	6.5

Cash Flows

In 2010, the employer is expected to contribute $10.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2010 through 2014, and thereafter through 2019, are estimated to be $10.5, $9.3, $8.9, $7.8, $6.8, and $26.5, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $3.7, $4.1, and $4.5, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized tax benefits of $0.1, $0.7, and $3.2, in 2009, 2008, and 2007, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

▪ The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008, but has not yet received a favorable determination letter on the qualified status of the Plan.

▪ The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.

▪ The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.

▪ Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

▪ The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.

▪ The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2009, 2008, and 2007, were $11.6, $13.2, and $12.7, respectively.

8. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

▪ Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $35.9, $58.4, and $60.5, respectively.

▪ Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $140.2, $175.3, and $167.9, respectively.

▪ Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2009, 2008, and 2007, net expenses related to the agreement were incurred in the amount of $26.3, $19.6, and $21.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were collected in the amount of $275.3, $622.5, and $568.4. Such commissions are, in turn, paid to broker-dealers.

- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust ("IIT"). On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue DSL earns as investment advisor of IIT which is attributable to ING USA deposits into IIT. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred under these services agreements in the amount of $138.7, $156.2, and $124.4, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $12.5, $14.9, and $13.1, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $204.1, $245.1, and $312.7, (excludes fees paid to ING Investment Management Co.) in 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2009, 2008, and 2007, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $270.0, $323.8, and $343.8, respectively. At December 31, 2009 and 2008, DSL had $25.3 and $18.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred an immaterial amount of interest expense for the year ended December 31, 2009 and $0.2, and $3.9, for the years ended December 31, 2008 and 2007, respectively, and earned interest income of $1.0, $4.8, and $1.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2009, the Company had a $287.2 receivable from ING AIH and as of December 31, 2008, the Company had $13.0 due to ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2009, 2008, and 2007 was $10.0, $11.1 and $11.1, respectively.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

9.   Financing Agreements

Revolving Note Facility

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the years ended December 31, 2009 and 2008, and minimal interest expense for the year ended December 31, 2007. At December 31, 2009 and 2008, ILIAC had no amounts outstanding under the revolving note facility.

Windsor Property Loan

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At both December 31, 2009 and 2008, the amount of the loan outstanding was $4.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

10. **Reinsurance**

At December 31, 2009, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2009, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.6 and $11.0 were maintained for this contract as of December 31, 2009 and 2008, respectively.

Reinsurance ceded in force for life mortality risks were $18.6 billion and $19.6 billion at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, net receivables were comprised of the following:

	2009	2008
Claims recoverable from reinsurers	$ 2,427.4	$ 2,506.6
Payable for reinsurance premiums	(0.7)	(0.9)
Reinsured amounts due to reinsurer	(0.7)	(0.4)
Other	0.3	0.3
Total	$ 2,426.3	$ 2,505.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Deposits ceded under reinsurance	$ 162.4	$ 174.4	$ 188.5
Premiums ceded under reinsurance	0.3	0.3	0.4
Reinsurance recoveries	339.8	309.0	419.7

11. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $5.1, $6.1, and $17.7, respectively.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, of which $253.7 was with related parties. During 2009 and 2008, $46.8 and $81.3, respectively, was funded to related parties under off-balance sheet commitments.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009, the Company did not hold any cash collateral and as of December 31, 2008, the Company held $4.4, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $130.3 and $93.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

12. Restructuring Charges

2008 CitiStreet Integration

During the third quarter of 2008, integration initiatives began related to the acquisition of CitiStreet LLC, now known as ING Institutional Plan Services, LLC, by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs in 2008 and 2009. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

	2009	2008
Restructuring reserve beginning balance	$ 8.3	$ -
Restructuring charges:		
Employee severance and termination benefits[1]	5.1	11.2
Future rent on non-cancelable leases[2]	-	1.5
Total restructuring charges	5.1	12.7
Intercompany charges and payments[3]	(0.4)	(2.5)
Payments applied against reserve[4]	(10.5)	(1.9)
Restructuring reserve at December 31	$ 2.5	$ 8.3

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for 2008 expenses.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale, including OTTI of $(46.7) and $(238.8) of cumulative effect of change in accounting principle in 2009	$ 133.4	$ (1,315.5)	$ (64.5)
Equity securities, available-for-sale	12.8	(7.4)	6.3
DAC/VOBA adjustment on available-for-sale securities including $134.0 of cumulative effect of change in accounting principle in 2009	(88.8)	650.9	7.8
Sales inducements adjustment on available-for-sale securities	0.2	2.4	0.2
Other investments	-	(0.3)	(0.7)
Less: allocation to experience-rated contracts	-	-	(16.4)
Unrealized capital gains (losses), before tax	57.6	(669.9)	(34.5)
Deferred income tax asset (liability) (includes $30.4 cumulative effect of change in accounting principle in 2009)	(24.9)	205.8	12.1
Deferred tax asset valuation allowance (includes $(77.3) cumulative effect of change in accounting principle in 2009)	(39.0)	-	(6.4)
Net unrealized capital gains (losses)	(6.3)	(464.1)	(28.8)
Pension liability, net of tax	(8.7)	(18.0)	(5.0)
Accumulated other comprehensive loss	$ (15.0)	$ (482.1)	$ (33.8)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $46.7 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(151.7), after considering the effects of DAC of $134.0 and income taxes of $(46.9), was made from beginning retained earnings to Accumulated other comprehensive loss as of April 1, 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

During 2009 and 2008, as a result of market conditions that resulted in large unrealized losses, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, and excluding those related to experience-rated contracts as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,448.9	$ (1,251.0)	$ (19.9)
Equity securities, available-for-sale	20.2	(13.7)	(11.8)
DAC/VOBA adjustment on available-for-sale securities	(739.7)	643.1	3.9
Sales inducements adjustment on available-for-sale securities	(2.2)	2.2	0.1
Premium deficiency reserve adjustment	-	-	37.5
Other investments	0.3	0.4	(1.5)
Less: allocation to experience-rated contracts	-	16.4	36.0
Unrealized capital gains (losses), before tax	727.5	(635.4)	(27.7)
Deferred income tax (liability) asset	(230.7)	193.7	9.7
Net change in unrealized capital gains (losses)	$ 496.8	$ (441.7)	$ (18.0)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital holding gains (losses) arising during the year[1]	$ 513.0	$ (1,192.0)	$ (66.9)
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	16.2	(750.3)	(48.9)
Net change in unrealized capital gains (losses) on securities	$ 496.8	$ (441.7)	$ (18.0)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $751.2, $(1,714.8), and $(102.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $23.7, $(1,079.4), and $(75.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive income (loss) as of the dates indicated.

	2009
Balance at April 1, 2009[1]	$ -
Additional noncredit impairments:	
On securities not previously impaired	53.0
On securities previously impaired	0.3
Reductions:	
Securities sold, matured, prepaid or paid down[2]	(0.8)
Securities with additional credit impairments[2]	(5.8)
Balance at December 31, 2009	$ 46.7

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted on April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).